Form 20-F
period 2019-12-31
9F Inc.
filed 2020-06-24
CIK 1619544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-39025

9F Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Jiufu Building, Rongxin Technology Center Chaoyang District, Beijing 100102 People’s Republic of China
(Address of Principal Executive Offices)

Yanjun Lin, Chief Financial Officer Jiufu Building, Rongxin Technology Center Chaoyang District, Beijing 100102 People’s Republic of China Tel: +86 (10) 8527-6996 Email: linyanjun@9Fbank.com.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.00001 per share*	JFU	The Nasdaq Global Market The Nasdaq Global Market*

*Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 195,191,000 ordinary shares outstanding, par value $0.00001 per share, being the sum of 128,228,600 Class A ordinary shares and 66,962,400 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard”  refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes   ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•                  “9F,” “us,” “our company”, “our” and “we” are to 9F Inc., its subsidiaries and its consolidated affiliated entities and their respective subsidiaries, as the context requires;

•                  “active borrowers” are to, for a specified period, borrowers who made at least one borrowing transaction with us during that period;

•                  “active investors” are to, for a specified period, investors who made at least one investment transaction with us during that period, excluding investors investing in our stock and insurance wealth management products;

•                  “ADSs” are to our American depositary shares, each of which represents one class A ordinary share;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;

•                  “class B ordinary shares” are to our class B ordinary shares, par value US$0.00001 per share;

•                  “delinquency rate” are to loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due as a percentage of the total balance of outstanding principal of loans originated on our platform as of a specific date. Loan products that have been transferred to non-performing loan companies are not included in the calculation of delinquency rate;

•                  “financial institution partners” are to financial institutions that provide insurance and guarantee services, as well as the institutional funding partners;

•                  “fixed income products” are to investments in the loans facilitated through online lending information intermediary services for peer-to-peer lending and borrowing that are subject to the applicable PRC laws and regulations;

•                  “fixed income investment volume” are to the sum of the principal amount of all investment transactions executed by investors directly on our fixed income products during such period. The calculation of the fixed income investment volume of an investment made by an investor through the automated investing tools does not take into account automated reinvestment enabled by the automated investing tools;

•                  “institutional funding partners” are to banks and other institutions which have partnered with us on our direct lending program to fund loans originated to our borrowers;

•                  “loan origination volume” are to the total amount of loans originated to our borrowers, including the loan origination volume under our revolving loan products, non-revolving loan products and direct lending program during a given period. Loan origination volume for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loans, are counted towards loan origination volume under our direct lending program;

•                  “M3+ Delinquency Rates by Vintage” are to the total balance of outstanding principal of a vintage for which any payment of principal is over 90 calendar days past due as of a particular date (adjusted to exclude total amount of past due payments for loan principal that have been subsequently collected in the same vintage), divided by the total initial principal originated in such vintage. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage;

•                  “merchant partners” are to the online merchants and offline merchants connected by our online platforms including the merchants connected through our One Card-linked China UnionPay payment channels;

•                  number of “unique investors” in a given period are to the total number of investors who invested in our online wealth management products during such period;

•                  “Online Lending Information Intermediary Services” are to our online lending information intermediary services for peer-to-peer lending and borrowing that are subject to the applicable PRC laws and regulations, which include the revolving and non-revolving loan products we offer to borrowers and the fixed income products we offer to investors;

•                  “outstanding loan balance” at a certain point of time are to the total balance of outstanding principal of all the loan products, including revolving loan products, non-revolving loan products and loan products under our direct lending program as of a certain point of time. Outstanding loan balance for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loan products, are counted towards outstanding loan balance under our direct lending program;

•                  “ordinary shares” or “Ordinary Shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00001 per share;

•                  “registered users” at a certain point of time are to the accumulative number of users who have registered their digital accounts with us (identified by registered mobile phone numbers) as of a certain point of time;

•                  “repeat investment rate” are to, for a specified period, the volume of the online wealth management products funded by investors who had successfully invested at least twice on our online wealth management platforms out of the total volume of the online wealth management products on our online wealth management platforms;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

•                  “users” are to our borrowers and investors; and

•                  “VIEs” or “consolidated affiliated entities” are to Jiufu Shuke Technology Group Co., Ltd. (“Jiufu Shuke,” formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), Beijing Puhui Lianyin Information Technology Co., Ltd. (“Beijing Puhui”), Zhuhai Huike Lianyin Technology Co., Ltd. (“Zhuhai Lianyin”), Beijing Jiufu Meihao Technology Co., Ltd. (“Jiufu Meihao”) and Beijing Wu Kong Mao Technology Co., Ltd. (“Wu Kong Mao,” formerly known as Beijing Chaoka Internet Technology Co., Ltd.).

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our expected growth of the online consumer finance and online wealth management industry in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with borrowers, investors, institutional funding partners and other partners we collaborate with;

•                  our future business development, results of operations and financial condition;

•                  competition in our industry;

•                  relevant government policies and regulations governing our corporate structure, business and industry;

•                  general economic and business condition in China and elsewhere;

•                  the impact of the COVID-19 on our business operations, the industries we are operating in and the economy of China and elsewhere generally; and

•                  assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reliance on SEC Order Granting Conditional Exemptions Due to Circumstances Related to COVID-19

In accordance with an order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Release No. 34-88465”), we submitted a current report on Form 6-K on April 29, 2020 stating that we are relying on the Release No. 34-88465 to extend the due date for the filing of this annual report on Form 20-F. Substantially all of our operations are concentrated in China. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. We have been taking measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures. These measures has resulted in certain disruption to our preparation of this annual report on Form 20-F for the fiscal year ended December 31, 2019, and led to our inability to file, on a timely basis, this annual report on Form 20-F by April 30, 2020, the original due date to file the annual report on this Form 20-F (the “Original Due Date”). Such disruptions include, but are not limited to the temporary closure of certain of our offices, the modified working hours, restrictions on the number of on-site employees, remote working arrangements, quarantines of certain of our employees, and difficulties in correspondence and business cooperation with our business partners and investees. All of these have hampered our ability to complete our financial statements and prepare this annual report on Form 20-F in time to be filed by the Original Due Date.  On June 15, 2020, we filed a Form 12b-25 since we are not unable, without unreasonable effort or expense, to file this annual report on Form 20-F by June 14, 2020, the prescribed filing date, because our U.S. GAAP audited financial statements are not yet available.  We relied on the Release No. 34-88465 and Rule 12b-25 of the Exchange Act for the filing of this annual report on Form 20-F.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the year ended December 31, 2016, selected consolidated balance sheets data as of December 31, 2016 and 2017 and selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report.  Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data:
Net revenues(4)
Loan facilitation services	2,157,782	6,272,796	4,960,671	3,477,897	499,569
Post-origination services	41,313	256,916	367,439	604,732	86,864
Others	61,557	212,068	228,372	342,334	49,173
Total net revenues	2,260,652	6,741,780	5,556,482	4,424,963	635,606
Operating costs and expenses:
Sales and marketing(1)	(1,168,416)	(2,243,723)	(1,746,375)	(2,343,428)	(336,611)
Origination and servicing(2)	(168,024)	(502,050)	(444,830)	(1,137,451)	(163,385)
General and administrative(3)	(494,902)	(3,073,575)	(1,159,746)	(1,155,747)	(166,013)
Provision (reversal) for doubtful contract assets and receivables(4)	(32,740)	(1,881)	2,637	(2,148,638)	(308,633)
Total operating costs and expenses	(1,864,082)	(5,821,229)	(3,348,314)	(6,785,264)	(974,642)
Interest income	13,422	73,639	208,350	225,751	32,427
Impairment loss of investments	—	—	(23,140)	(154,898)	(22,250)
Gain recognized on remeasurement of previously held equity interest in acquiree	—	—	—	16,272	2,337
Net loss from disposal of subsidiaries	—	(8,135)	(257)	—	—
Other income, net	7,719	25,429	25,608	52,852	7,592
Income (loss) before income tax expense and earnings (loss) in equity method investments	417,711	1,011,484	2,418,729	(2,220,324)	(318,930)
Income tax benefit (expense)	(271,132)	(352,432)	(402,403)	174,597	25,079
Earnings (loss) in equity method investments	15,047	64,701	(41,143)	(107,918)	(15,501)
Net Income (loss)	161,626	723,753	1,975,183	(2,153,645)	(309,352)
Net income (loss) attributable to the non-controlling interest shareholders	(5,588)	(126,049)	6,621	(5,931)	(852)
Net income (loss) attributable to 9F Inc.	156,038	597,704	1,981,804	(2,159,576)	(310,204)
Change in redemption value of preferred shares	—	(47,759)	(17,225)	(10,711)	(1,538)
Deemed dividend to preferred shareholders	—	(103,550)	—	—	—
Net income (loss) attributable to ordinary shareholders	156,038	446,395	1,964,579	(2,170,287)	(311,742)
Net income (loss) per ordinary shares
Basic	1.15	3.23	10.57	(12.43)	(1.79)
Diluted	1.07	2.93	9.41	(12.43)	(1.79)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic	123,901,800	124,413,700	162,672,800	174,552,468	174,552,468
Diluted	134,305,200	138,465,500	185,735,200	174,552,468	174,552,468
Net income	161,626	723,753	1,975,183	(2,153,645)	(309,352)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax of nil	17,372	(33,065)	84,430	12,126	1,742
Unrealized gains (losses) on available for sale investments, net of tax of nil	194	1,071	(1,146)	(99)	(14)
Total comprehensive income (loss)	179,192	691,759	2,058,467	(2,141,618)	(307,624)
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	(5,588)	(126,049)	6,621	(5,931)	(852)
Total comprehensive income (loss) attributable to 9F Inc.	173,604	565,710	2,065,088	(2,147,549)	(308,476)

Notes:

(1)         Sales and marketing expenses include services provided by related parties of RMB168.3 million, RMB417.1 million, RMB37.8 million and RMB42.8 million (US$6.1 million) in 2016, 2017, 2018 and 2019, respectively.

(2)         Origination and servicing expenses include services provided by related parties of RMB11.6 million, RMB81.8 million, RMB39.0 million and RMB15.1 million (US$2.2 million) in 2016, 2017, 2018 and 2019, respectively.

(3)         General and administrative expenses include share-based compensation of RMB110.4 million, RMB2,180.5 million, RMB508.2 million and RMB353.2 million (US$50.7 million) in 2016, 2017, 2018 and 2019, respectively.

(4)         The amount of total net revenues and provision (reversal) for doubtful contract assets and receivables in 2019, as derived from our audited consolidated financial statements included in this annual report, reflect the impact of legal proceedings discussed in “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information —Legal Proceedings”.

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Assets
Cash and cash equivalents	1,238,490	3,778,115	5,469,077	4,684,003	672,815
Restricted cash	146,129	671	—	125,437	18,018
Term deposits	—	700,000	833,478	24,000	3,447
Accounts receivable, net of allowance for doubtful accounts of 27,730, RMB29,611, RMB1,053 and RMB1,433,449 (US$205,902) as of December 31, 2016, 2017, 2018, and 2019, respectively	81,048	300,058	180,141	280,995	40,362
Other receivables, net of allowance for doubtful accounts of 5,010, RMB5,010, RMB5,010 and RMB36,773 (US$5,282) as of December 31, 2016, 2017, 2018, and 2019, respectively	184,029	91,428	146,438	117,340	16,855
Loan receivables, net of allowance for doubtful accounts of nil, nil, nil and RMB615,592 (US$88,424) as of December 2016, 2017, 2018 and 2019, respectively	84,770	126,200	593,943	778,480	111,822
Prepaid expenses and other assets	139,518	524,321	543,088	1,137,787	163,433
Long-term investments	152,028	509,736	954,158	775,644	111,414
Total Assets	2,153,661	6,275,783	9,107,961	8,880,364	1,275,583
Liabilities
Deferred revenue	94,176	384,070	346,847	788,906	113,319
Income tax payable	301,219	463,977	315,868	320,350	46,016
Accrued expenses and other liabilities	500,600	795,447	745,307	1,229,110	176,550
Total Liabilities	939,709	1,750,732	1,470,621	2,552,536	366,649
Mezzanine equity:
Series A convertible redeemable preferred shares	215,317	263,076	280,301	—	—
Series B convertible redeemable preferred shares	—	202,086	202,086	—	—
Series C convertible redeemable preferred shares	—	355,248	355,248	—	—
Series D convertible redeemable preferred shares	—	—	408,358	—	—
Series E convertible redeemable preferred shares	—	—	136,427	—	—
Total Shareholders’ Equity	998,635	3,704,641	6,254,920	6,327,828	908,934

	Years Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	413,972	2,865,590	2,345,892	(429,047)	(61,629)
Net cash used in investing activities	(222,910)	(1,011,683)	(1,236,820)	(707,611)	(101,640)
Net cash provided by financing activities	701	563,360	545,886	471,978	67,795
Net increase (decrease) in cash, cash equivalents and restricted cash	204,499	2,394,167	1,690,291	(659,637)	(94,751)
Cash, cash equivalents and restricted cash at beginning of the year	1,180,120	1,384,619	3,778,786	5,469,077	785,584
Cash, cash equivalents and restricted cash at end of the year	1,384,619	3,778,786	5,469,077	4,809,440	690,833

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate as of December 31, 2019.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

We operate in emerging and evolving industries, and our operations and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

The industries we are operating in are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in is also evolving and may remain uncertain for the foreseeable future. Furthermore, there are few established players with business models similar to ours in these industries. Potential borrowers, investors, institutional funding partners and other partners we collaborate with may not be familiar with the industries we are operating in, and may not fully appreciate the value we add and may have difficulty distinguishing our products and services from those of our competitors.

Furthermore, our past growth rates may not be indicative of our future growth. We may continue to introduce new products and services and make modifications to existing ones in response to or in anticipation of changes in industry landscape, user needs or regulatory scheme. For example, we have been rapidly developing our E-commerce channels since the end of 2019. We rebranded our online shopping platform of 9F One Mall to a wider user base, targeting customers of not only One Card users. We also connect more local life servicing consumption scenarios in connection with the verticals of health, entertainment, and tourism. See “Item 4. Information on the Company—B. Business Overview—Our E-Commerce Channels.” We may lack experiences on operating the business relating to new products and services. We also face competition from existing market players, which could result in low price competition. In addition, each of these new products and services, or modifications to existing ones calls for significant time and resource devotion of our managements, which may have an adverse impact on our financial condition, while we cannot assure you that our attempts to make such new products and services, or modifications to existing ones will be successful, profitable or widely accepted by customers. Furthermore, as new products and services, or modifications to existing ones may materially change the way we conduct our business, they may render the projection of our future operations obsolete, and therefore the future prospect may be difficult to evaluate.

In addition, in connection with the introduction of new products and services or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loan products which may negatively affect the growth of our business. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•                  navigate an evolving regulatory environment;

•                  expand the base of our borrowers, investors, institutional funding partners and other partners we collaborate with;

•                  enhance our risk management capabilities and maintain low delinquency rates of transactions facilitate by us;

•                  diversify our funding sources;

•                  improve our operational efficiency;

•                  continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•                  broaden our product and service offerings;

•                  increase the utilization of our loan products by existing borrowers as well as new borrowers;

•                  operate without being adversely affected by the negative publicity about the industries in general and our company in particular, if any;

•                  maintain the security of our platform and the confidentiality of the information provided and utilized across our platforms;

•                  attract, retain and motivate talented employees to support our business growth;

•                  navigate economic condition and fluctuation;

•                  seek new business opportunities for future growth; and

•                  defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

We are subject to all risks and challenges inherent in developing business enterprise in emerging and evolving industries. If the industries do not develop as we expect, if we fail to educate potential borrowers, investors, institutional funding partners and our other partners about the value of our platform, products and services, or if we fail to address the needs of our borrowers, investors and partners, or other risks and challenges, our business and results of operations will be materially and adversely affected.

The laws and regulations governing the industries we operate in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with applicable laws and regulations. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected.

Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the industries we operate in, including, among others, the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines, the Interim Measures for Administration of the Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, the Guidelines on Administration of the Record-filing of Online Lending Information Intermediaries, or the Record-filing Guidelines, the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines, the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and its supplementary notice, or the Notice on Cash Loan, the Notice on Rectification of Cash Loan Businesses, or the Circular 141, the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or the Circular 57 and the Notice on Conducting Compliance Inspection of the P2P Online Lending Information Intermediaries, or the Compliance Inspection Notice. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to our Business Operation in China—Regulations Related to Online Lending Information Intermediary Services.”

To comply with existing laws, regulations, rules and governmental policies relating to the industries we are operating in, we have implemented and will continue to implement various policies and procedures to conduct our business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations, rules and governmental policies are expected to continue to evolve, we cannot be certain that our existing practices will not be deemed to violate any existing or future rules, laws and regulations. In addition, if there is any change to the existing PRC laws and regulations, we may be required to change the way we conduct our business or we may have to change our products and services into those that are less attractive to our users to ensure compliance, which may materially and adversely affect our business, financial condition and results of operation.

(i) If we fail to pass the compliance inspection and complete the record-filing for our Online Lending Information Intermediary Services, we may be forced to terminate our Online Lending Information Intermediary Services.

The Interim Measures introduced a record-filing and licensing regime, which requires online lending information intermediaries to register with the local financial regulatory authority. Our online lending information intermediary platform, Jiufu Puhui, operated by Jiufu Puhui, a subsidiary of one of our variable interest entities, is required to complete the record-filing with the local financial regulator. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, or the National Rectification Office issued the Circular 57, which requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. For an intermediary that fails the inspection, it will be required to transfer its online lending information intermediary services to other intermediaries, or to terminate the business and exit the markets gradually, or be banned from conducting the business according to relevant laws and regulations, depending on the reasons for its failure to pass the inspection. Circular 57 also requires local authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018. However, the record-filings of online lending information intermediaries have not yet been officially launched nationwide. As of the date of this annual report, there has been no announcement as to when the filings will be completed. On August 13, 2018, the National Rectification Office issued the Compliance Inspection Notice, which requires each online lending information intermediary to be further inspected at three levels, including self-inspection carried out by the online lending information intermediary itself, self-discipline inspection carried out by a local internet finance association and/or the National Internet Finance Association of China, and the administrative verification carried out by the provincial online lending rectification office. Pursuant to the Compliance Inspection Notice, the compliance inspection shall be completed by the end of December 2018. The online lending information intermediaries that generally meet the requirement of being an intermediary and various standards will be allowed to link to the information disclosure and products registration system. After a period of operation and inspection, the online lending information intermediaries that meet relevant requirements can apply for record-filing. The standards and procedures for linking to the system and record-filing will be promulgated by the regulators separately. On August 24, 2018, the Office of Beijing Municipal Leading Group on Special Rectification of Risks in the Internet Finance, or Beijing Rectification Office, issued a Notice on Launch of Self-Inspection of P2P Online Lending Information Intermediaries Registered in Beijing, which requires the P2P online intermediaries registered in Beijing to commence self-inspection and to submit self-examination reports by September 30, 2018 and in any event no later than October 15, 2018. On August 27, 2018, the Beijing Internet Finance Association issued the Announcement on Launch of the Self-discipline Inspection of the Online Lending Information Intermediaries Registered in Beijing, which provides that the self-discipline inspection by it shall commence on September 10, 2018 and be completed by November 30, 2018.

In February 2017, the Beijing Rectification Office issued a rectification notice to Jiufu Puhui, or the 2017 Rectification Notice. The 2017 Rectification Notice identified certain issues in Jiufu Puhui’s business operations which were deemed by the Beijing Rectification Office not to be in full compliance with applicable laws and regulations governing online lending information intermediaries, which include, among others, (i) failure to obtain or update relevant licenses, (ii) lack of certain internal control rules pertaining to examination of the qualification of lenders and borrowers, authenticity of information as well as the authenticity and legitimacy of financing projects, (iii) providing guarantee through risk reserve funds, (iv) failure to disclose to lenders adequate information about borrowers and financing projects, risk assessment and potential risk results, outstanding balance of the loan, and failure to disclose the audit report, compliance report and information security report of Jiufu Puhui issued by third-party agencies in a reasonable manner, and lack of a special column on its official websites for disclosing information on business operation and management, and (v) the balance of loans borrowed by the same individual exceeding the statutory borrowing limits. We have implemented various measures in response to the alleged non-compliance. In particular, for issue mentioned in subsection (i) above, Jiufu Puhui obtained a value-added telecommunications service operating license for internet information services, or an ICP License on January 10, 2017, and please see paragraph (ii) below for details. For issue mentioned in subsection (ii) above, we examined our practice and then reported to the Beijing Rectification Office that Jiufu Puhui had set up the required internal control rules and the alleged lack of the relevant internal control rules did not apply to us. For issue mentioned in subsection (iii) above, we began to use an investors’ protection plan featured third-party insurance and guarantee protection mechanism, as amended, instead of providing guarantee through quality assurance fund from our own custodian bank since August 2016, and please see paragraph (v) below and “Item 4. Information on the Company—B. Business Overview —Risk Management—Investor Protection Mechanism.” for details. For issue mentioned in subsection (iv) above, we opened a special column on our official websites for information disclosure, publishing the audit report and compliance report of Jiufu Puhui issued by the relevant third-party agencies, and conducted the necessary rectification on other information disclosure aspects in compliance with relevant laws and regulations, and please see paragraph (ix) below for details. For the subsection (v) above, we stopped granting loans to the same individual in an aggregate amount exceeding RMB200,000 since the beginning of 2017 and have also gradually reduced the balance of loans that exceeding the RMB200,000 limit, and please see paragraph (iv) below for details. We believe that we have completed these rectifications to address the issues identified in the 2017 Rectification Notice and do not need to implement additional rectification measures in response to the alleged non-compliance above. However, we are uncertain as to whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. See paragraphs (ii) - (ix) below for details. As the Compliance Inspection Notice issued in August 2018 provides for updated procedures and requirements for inspections and rectifications, we are required to submit a self-examination report and go through inspections and verifications by internet finance associations, the Beijing Rectification Office and its competent authorities in accordance with these new rules, instead of submitting further reports in response to the 2017 Rectification Notice. We submitted the self-examination report on September 27, 2018 and as of the date of this annual report, we have not received any comments from Beijing Rectification Office on our self-examination report. The National Internet Finance Association of China has commenced the self-discipline inspection on us since October 2018, the Beijing Internet Finance Association has commenced the self-discipline inspection on us since November 2018, and as of the date of this annual report, we have not received any comments from the National Internet Finance Association of China or the Beijing Internet Finance Association. In May 2019, we were inspected by the Office of Finance of Fangshan District of Beijing, a competent authority under Beijing Rectification Office, and were allowed to link to information disclosure and products registration system. As of the date of this annual report, we have not received any comments from the Office of Finance of Fangshan District of Beijing.

It was reported that the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly held a symposium on rectification of risks in online lending business in July 2019, the main contents of which cover, among others, (i) in the third quarter of 2019, relevant authorities shall continue to strictly implement the requirements of reducing number of online lending platforms, their business scale and number of involved borrowers and lenders; (ii) for those institutions that fulfill the requirements in terms of the area such as capital requirements and professional management capabilities, they shall be allowed and encouraged to apply to change their business into the business such as online micro-lending and consumer finance; (iii) for those institutions that intend to change their business or exit from the online lending information intermediary industry, relevant authorities shall supervise such institutions to formulate and implement the exit plan as soon as possible; and (iv) in the fourth quarter of 2019, on the basis of the completion of the works such as compliance inspection, connection of relevant information system, data verification, relevant authorities shall carry out classification and management of online lending institutions on a case-by-case basis, and allow the qualified institutions to be accepted into the list of regulatory pilot. As of the date of this annual report, we have learned no updates to the implementation of regulatory pilot mentioned in the symposium above. In November 2019, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Guiding Opinions on the Pilot Transformation Program of Online Lending Information Intermediary into Micro-lending Companies, or Circular 83, which provides that the local government may, in combination with the compliance inspection, guide certain qualified online lending information intermediaries to resolve the outstanding business risk through transformation to micro-lending companies on a voluntary basis. Circular 83 provides a means for online lending information intermediaries to proactively handle and resolve the risks of its existing business in addition to the record-filings of online lending information intermediaries. As of the date of this annual report, we do not expect to make substantive adjustment to our business model and operations towards to micro-lending business.  There can be no assurance that we will be able to receive final clearance on our self-examination report, pass the inspections and verifications conducted or to be conducted by internet finance associations, the Beijing Rectification Office and its competent authorities, submit the application for record-filing and complete the record-filing. If we fail to fully comply with the continuing challenging regulatory requirements or fail to complete the record-filing, we may be required to adjust our business model and operations, or even will be forced to terminate our online lending information intermediary business. As of the date of this annual report, to the best of our knowledge, we do not expect to take further rectification measures to make substantive adjustment to our business operations, and we do not anticipate any material impact on our financial statements resulting from the 2017 Rectification Notice and any current laws, regulations and implemented measures to ensure compliance. Given the challenging and evolving regulatory framework in China, we are not certain whether any future laws, regulations and implemented measures will have any material negative impact on our financial statements.

(ii) If we fail to obtain, renew and update necessary licenses, we may be subject to fines and forced to discontinue our relevant business or impose restrictions on the affected portion of our business, which may have a material adverse effect on our business and results of operations.

We may be required to apply for additional licenses for our business operations. The Interim Measures requires online lending information intermediaries to include online lending information intermediary services within its business scope, and to obtain a telecommunication business license from the relevant telecommunication regulatory authority. Jiufu Puhui which operates our online lending information intermediary services platform, Jiufu Puhui, has obtained an ICP License which will remain effective until January 10, 2022. Jiufu Shuke Technology Group Co., Ltd., one of our variable interest entities, has also obtained an ICP License which will remain effective until March 9, 2022. However, the online lending information intermediary services we provided are also subject to a value-added telecommunications service operating license for the online data processing and transaction processing services, or an EDI License which Jiufu Puhui does not have. In addition, Jiufu Puhui has not included online lending information intermediary services within its business scope. Jiufu Puhui plans to update its business scope set forth in its business license and apply for the EDI License after completion of recording-filing with the local financial regulator. Beijing Jiufu Meihao Technology Co., Ltd. and Shenzhen Premium Quality Mall Technology & Trade Co., Ltd., two subsidiaries of our variable interest entities, have obtained the EDI License for operating our online shopping platform. We may also apply for additional EDI licenses to satisfy the need of our future business operation. Besides, the operation of our online shopping platform 9F One Mall may also be subject to certain other licenses we have not obtained, such as payment business license. However, we cannot assure you that we can obtain such licenses successfully. If the relevant governmental authorities consider that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the relevant governmental authorities may have a material adverse effect on our business and results of operations.

(iii) Increasing restrictions on our custodian bank arrangement may require us to amend our custody account agreement with Huaxia Bank or seek an alternative qualified custodian bank.

As the Interim Measures requires the intermediaries that provide online lending information intermediary services to set up custody accounts with qualified banks to hold user funds, and the Custodian Guidelines further require that the intermediaries shall designate a unique custodian, which shall be a commercial bank, as its fund custody institution. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Related to Online Lending Information Intermediary Services— Regulations related to fund custodian.”  We have entered into an agreement with China Huaxia Bank Beijing Branch, under which the bank provides fund depositary services for borrowers and investors. Although we believe the custodian mechanism in this agreement is in compliance with the requirement of the Interim Measures, the Custodian Guidelines and the regulatory authorities, we may need to amend the agreement to comply with the Custodian Guidelines in the event of any newly promulgated detailed implementation rules pursuant to the Custodian Guidelines, or other new laws and regulations regulating the custodian mechanism applicable to online lending information intermediaries. In addition, Circular 57 requires online lending information intermediaries to set up custodian accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Rectification Office to hold customer funds. The National Rectification Office has authorized the National Internet Finance Association of China to run the testing and evaluation. Pursuant to a statement made by China Huaxia Bank on September 18, 2018 and published on the national internet finance registration and disclosure services platform, which is operated by the National Internet Finance Association of China, on September 20, 2018, China Huaxia Bank has passed such testing and evaluation procedures on September 14, 2018. However, if China Huaxia Bank fails to maintain its qualification in future, we may have to seek to cooperate with another custodian bank satisfying the relevant regulatory requirements, and we cannot assure you that under such circumstances, we will be able to find and reach an agreement with a qualified bank in a timely manner or with terms commercially favorable to us. In that case, our rectification and record-filing application progress, as well as our business, may be materially and adversely affected.

(iv) The aggregate amount extended to any borrower through our platform and other online lending information intermediaries may exceed the applicable borrowing limits.

The Interim Measures requires that the balance of loans borrowed by the same individual must not exceed RMB200,000 on a single online lending information intermediary and not exceed RMB1 million in the aggregate on all online lending information intermediaries in the PRC. Circular 57 and the Issue Checklist for Compliance Inspection of Online Lending Information Intermediaries issued by the National Rectification Office simultaneously with the Compliance Inspection Notice, or the Compliance Inspection Checklist, further prohibits online lending information intermediaries from facilitating any new loans exceeding the foregoing borrowing limits after August 24, 2018. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000. We determine whether borrowers have additional outstanding loans using external databases at the time they apply for a loan through our platform. We also review borrower records on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, there can be no assurance that the aggregate amount borrowed by any borrower through our platform and other online lending information intermediaries does not exceed the RMB1 million borrowing limit set out by the Interim Measures.

(v) If our existing practice is viewed by the PRC regulatory authorities as that we are providing security or guarantee to the investors, we may be required to change our business operations relating to the protection of investors.

The Interim Measures prohibits online lending information intermediaries from providing any security or guarantee to investors on the principal or return of their investments. Circular 57 further prohibits online lending information intermediaries from setting up new risk reserve funds or increasing existing risk reserve funds, and requires them to gradually reduce the existing risk reserve funds. There are also certain legal requirements governing guarantee companies under PRC laws and regulations. Pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies promulgated by the State Council in August 2017, any entity operating “financing guarantee business” is required to obtain an approval from the local regulatory authorities. An entity operating financing guarantee business without such approval may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. In October 2019, the China Banking Regulatory Commission (currently known as China Banking and Insurance Regulatory Commission), or CBRC, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies, pursuant to which any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If an entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. Historically, we charged borrowers quality assurance fund at a floating rate of the loan principal and deposited the quality assurance fund in our custodian bank account. In addition, if the loan repayment proceeds we received from the borrowers were higher than the expected return of the investor, the higher portion will be deposited in our custodian bank account in the form of quality assurance fund. We used to use the total amount of quality assurance fund in our custodian bank account to compensate the affected investors when the loans become due, which may be viewed as we providing a security interest or guarantee to our individual investors and is expressly prohibited under Circular 57. We used to cooperate with insurance companies and financing guarantee companies under our Online Lending Information Intermediary Services, and since February 2020, have changed our practices and are now cooperating with Beijing Zhongtian Caizhi Financing Guarantee Co., Ltd., or Zhongtian Guarantee, a financing guarantee company under our Online Lending Information Intermediary Services. For all the new loans originated since February 2020, borrowers are required to pay money contributions to the depositary account set up by Zhongtian Guarantee. However, it is uncertain how the Interim Measures, Circular 57 and the PRC laws and regulations governing guarantee companies and insurance companies will be interpreted due to the lack of detailed implementation rules. As a result, we cannot rule out the possibility that our existing practice might be viewed by the PRC regulatory authorities as that we are providing security or guarantee to the investors, the financing guarantee company or otherwise violating the Interim Measures, Circular 57 and other PRC laws and regulations as the interpretation and implementation of the PRC laws and regulations evolve. In such event, we may be required to change our business operations relating to the protection of investors, which may make us less attractive to our funding sources, and may materially and adversely affect our business, financial condition and results of operations.

(vi) If any of our products are viewed by the relevant governmental authorities as resulting in transfers prohibited under Circular 57, we may be required to modify our current business practices or be subject to other penalties.

Circular 57 permits low frequency transfers of lenders’ rights to loans between lenders for liquidity purpose, but expressly prohibits certain transfers, including transfers of lenders’ rights in form of assets-backed securities, trust assets, fund properties and certain other form of securities, and transfers as a result of online lending information intermediaries providing current or fixed-term financial products to lenders, the terms of which are not consistent with the terms that the corresponding borrowers intend to borrow the loans for. It also prohibits online lending information intermediaries from facilitating lenders to borrow on their platforms by using their creditors’ rights to loans as pledge or mortgage for liquidity purpose. The Compliance Inspection Checklist further sets forth certain prohibited actions and exceptions in respect of inconsistent lending and borrowing terms. We allow and facilitate lenders to transfer their rights to loans on our platform. Due to lack of detailed implementation rules to Circular 57 and the Compliance Inspection Checklist, we cannot assure you that all our practices would be deemed to comply with Circular 57 and the Compliance Inspection Checklist. If any of our products are viewed by the relevant governmental authorities as resulting in transfers and other actions prohibited under Circular 57 and the Compliance Inspection Checklist, we may be required to modify our current business practices or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

(vii) If any loan products we provide are deemed as cash loans by the relevant governmental authorities, we may be required to modify our current business practices and cease to facilitate such loans, or be subject to other penalties.

In April 2017, the National Rectification Office, issued the Notice on Cash Loan, which requires the local branches of the National Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and requires such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. As of the date of this annual report, we have not been subject to any inspection as may be required under the Notice on Cash Loan.

In December 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated Circular 141, which sets out certain principles in connection with cash loan businesses. Due to the uncertainties with respect to the interpretation and application of the laws and regulations relating to cash loan business, we cannot assure you our business practice will be deemed to be in full compliance with all such existing or future laws and regulations. For example, Circular 141 prohibits online lending information intermediaries from facilitating loans without clear and specified purposes. Circular 57 further requires online lending information intermediaries that have been engaged in cash loan business to suspend any new cash loan business and reduce existing cash loan business in accordance with Circular 141. Although we require borrowers to specify and undertake the usage of the loans when they apply for the loans, for those loans released to the borrowers directly, we cannot ensure that all those borrowers will comply with their undertaking, nor can we ensure that such requirement is sufficient for those loans to be deemed by the governmental authorities as not falling within the aforementioned prohibited scope. If any of our products under which loans are released to the borrowers directly is viewed by the relevant governmental authorities as cash loans under Circular 141, we may be required to modify our current business practices and cease to facilitate such loans, or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

(viii) If our current practice of charging and collecting interest and fees is determined to have violated Circular 141, our reputation, results of operations and financial condition would be adversely affected. There is no clearly defined method for calculating annual interest and fee rates.

Circular 141, among other things, requires that the interest and all kinds of fees charged to a borrower for a loan should not exceed the annualized ceiling provided under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015, or the Private Lending Judicial Interpretations. Pursuant to the Private Lending Judicial Interpretations, if the aggregate rate of annual interest and all relevant fees (expressed as a percentage of the loan principal), or borrowing costs rate per annum, is higher than 36%, the agreement in respect of the interest and fees represented by the percentage exceeding 36% would be invalid, and if the parties agree on aggregate annual interest and fees (expressed as a percentage of the loan principal) that represents a rate above 24% but not exceeding 36%, the agreement is valid but the lender would not have judicial protections in respect of the part of interest and fees represented by the percentage exceeding 24%. Online lending information intermediaries, including Jiufu Puhui operated by us, are prohibited from facilitating any loans, the applicable borrowing costs per annum of which exceed the ceiling provided under the Private Lending Judicial Interpretations. However, there is no clearly defined and official method for calculating annual interest and fee rates, and various industry participants use different methods.

According to the explanations of the National Internet Finance Association of China during its self-discipline inspection of its members pursuant to the Compliance Inspection Notice we received in October 2018, which we follow in preparing for the self-discipline inspection, interest payable to investors, service fees charged by us for our loan facilitation services and post-origination services, post-loan service fees payable to third-party collection companies for loan collection and arbitration services, prepayment fees and penalty fees shall be taken into account in the calculation of applicable borrowing costs per annum, or the annual interest and fee rates, which is presented in the form of APR for our Online Lending Information Intermediary Services. We calculate APR for loans we facilitate to borrowers under our direct lending program by reference to the explanation of the National Internet Finance Association of China referred to above, and interest payable to institutional funding partners, service fees charged by us directly from the borrowers until April 2019 and prepayment fees and penalty fees are presented in the form of APR for loans we facilitate to borrowers under our direct lending program. As of the date of this annual report, we do not have any outstanding loan balance that we have facilitated since the promulgation of Circular 141 with an APR of higher than 36%, even inclusive of any additional fees incurred by borrowers in relation to third-party insurance and guarantee protection, such as insurance premiums to the insurer, money contributions to the depository account and guarantee fee to the guarantee company. As of December 31, 2019, our outstanding loan balance with an APR of between 24% and 36% was RMB7.4 billion (US$1.1 billion), and our outstanding loan balance facilitated prior to the promulgation of Circular 141 with an APR of higher than 36% was RMB1.0 billion (US$0.1 billion). We may continue to facilitate loans at or above the APR of 24% but no more than 36%. In the event that any of such loans become delinquent, we will not be able to collect the part of the borrowing costs that exceed 24% per annum through PRC judicial enforcement. We do not believe that the current borrowing costs charged to our borrowers violate these provisions. In 2020, we have gradually adopted the internal rate of return method in the calculate of applicable APR for loans under our directly lending program. The internal rate of return method is a more stringent method than the method we previously applied when we calculate the applicable APR for loans under our directly lending program.

If the method of calculating applicable borrowing costs rate per annum used by the competent authorities, PRC governmental authorities or the PRC courts is different from our method of calculating APR, or if a more stringent method of calculating the applicable borrowing costs rate per annum is implemented or if the relevant regulations are interpreted by the competent authorities, PRC government authorities or the PRC courts in the future to require a more stringent method of calculating such rate, the applicable borrowing costs rate per annum for some of our loan products may exceed 36% per annum, and the portion of the borrowing costs representing the percentage that exceeds 36% per annum may be determined to be invalid, and we may have to revise the terms and reduce borrowing cost applicable to our current outstanding loans and new loans facilitated, which would affect our results of operations and financial condition materially and adversely. As a result, the investors of our fixed income products or the institutional funding partners under our direct lending program may suffer losses, which would damage our reputation and harm our business. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.

(ix) If our current fee collection method is deemed as up-front deductions from loans released to the borrowers by the relevant regulatory authorities, we may be required to modify our current business practices or be subject to other penalties.

Circular 141 also prohibits online lending information intermediaries from deducting interests, commissions, management fees and deposits from the loans before they are released to the borrowers. Before November 2019, under our Online Lending Information Intermediary Services, the service fees for our loan facilitation services and post-origination services, the post-loan service fees to be paid to third-party collection companies for loan collection services and arbitration services, and the insurance premium to be paid to insurer or the money contribution to the depository account and the guarantee fee to be paid to a financing guarantee company for the guarantee services provided, as the case may be, were arranged to be paid by the borrowers simultaneously when the principals of the fund are released to the borrowers. Since November 2019, for loans under both of the Online Lending Information Intermediary Services and direct lending program, all the relevant fees to be paid by borrowers have been arranged to be paid either simultaneously when the principals of the fund are released or in installments when the borrowers repay the loans, based on the fee collection policy applied to the corresponding loan products. There are still uncertainties on how the regulatory authorities will interpret and enforce the requirements under Circular 141. If our current fee collection method is deemed as up-front deductions from loans released to the borrowers by the relevant regulatory authorities, or our other practices are deemed as violating the foregoing requirements, we may be required to modify our current business practices or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

(x) If the relevant governmental authorities identify that our current information disclosure practice do not satisfy the legal requirements, we may be required to modify our current information disclosure practice or be subject to other penalties.

In August 2017, CBRC released the Information Disclosure Guidelines to regulate information disclosure by online lending information intermediaries. Pursuant to the Information Disclosure Guidelines, online lending information intermediaries are required to disclose certain information through their own official websites and other internet channels such as mobile phone apps, WeChat official account and microblog. As the Information Disclosure Guidelines is relatively new and its interpretation and implementation may evolve, we cannot assure you that our current information disclosure practices would be deemed to comply with the regulation. If the relevant governmental authorities identify that our current information disclosure practice do not satisfy the legal requirements, we may be required to modify our current information disclosure practice or be subject to other penalties, which could be costly, and as a result, our business, financial condition and results of operations might be materially and adversely affected.

(xi) If our direct lending program is deemed to be in violation of relevant PRC laws and regulations, our business, financial condition and prospects would be materially and adversely affected.

We have been rapidly developing our direct lending program to further strengthen and diversify our funding source since 2018. We provide traffic referral and risk management services to institutional funding partners in cooperation with PICC with whom we have suspended the cooperation on new loans since December 2019 or financing guarantee companies under our direct lending program allowing the institutional funding partners to access borrowers who have passed our risk assessment, under which the insurance company or the financing guarantee companies, as the case maybe, provides credit insurances or guarantee protection to the institutional funding partners. The PICC with whom we have suspended the cooperation on new loans since December 2019 or financing guarantee companies also benefits from our risk management capabilities to provide credit insurance or guarantee protection on loans of high-quality borrowers. The institutional funding partners make the final credit decision based on their own credit assessment and are also in charge of funding and servicing the loans. We also provide services after loan origination such as repayment facilitation and loan collection. See “Item 4. Information on the Company—B. Business Overview —Users and Partners—Financial Institution Partners—Institutional Funding Partners” for details. The loans funded by the institutional funding partners, the relevant operation of us and PICC with whom we have suspended cooperation on new loans since December 2019 or financing guarantee companies providing credit insurance or guarantee protection are also subject to applicable provisions of Circular 141 as abovementioned, including interest and fee rate. In addition, Circular 141 also sets forth several requirements on banking financial institutions participating in “cash loan” business, including, among other things, (i) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (ii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. There are still uncertainties on how the regulatory authorities will interpret and enforce the requirements under Circular 141. In addition, the Beijing Internet Finance Association issued the Notice on Strengthening Business Standards and Risk Prevention by Loan Facilitation Institutions on April 2, 2019, or the 2019 Notice, which requires the institutions providing loan facilitation services to only cooperate with licensed financial institutions or quasi-financial institutions. The 2019 Notice also prohibits (i) such institutions without relevant guarantee qualifications from providing credit enhancement services when they collaborate with licensed financial institutions or quasi-financial institutions, (ii) such institutions from collecting any interests or fees from the borrowers, and (iii) such institutions from stealing, abusing, illegally trading or disclosing the information of the borrowers. Under our direct lending program, we have stopped charging service fees directly from borrowers since April 2019. We currently charge service fees from financial institution partners under our direct lending program. If our direct lending program is deemed to be in violation of Circular 141 or the 2019 Notice, we may be required to modify our business practice and/or be subject to penalties.

Meanwhile, we have collaborated and will enhance such collaboration with our institutional funding partners, whose compliance with PRC laws and regulations may affect our business. Our collaboration with institutional funding partners in our direct lending program has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. We cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our business, financial condition and prospects would be materially and adversely affected.

In addition to the abovementioned potential risk factors related to our business under the PRC laws and regulations, we are also unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to the industries we are currently operating in will have on our business, financial condition and results of operations. For example, in May 2020, CBRC released a draft of Interim Measures for Administrative of Online Loans by Commercial Banks (Draft for Comments), or the Draft Measures, for comments from the public. The Draft Measures intend to formulate the regulation regime for online lending business conducted by commercial banks, and, if enacted, will change regulatory requirements for our direct lending program in various aspects. For example, the Draft Measures require that a commercial bank shall not grant an individual with a credit line more than RMB200,000 and the term of loan to an individual shall not exceed one year in the case of repayment of the principal due in a lump sum. In addition, the Draft Measures set several rules for commercial banks to collaborate with external institutions on online loans, including: (i) commercial bank shall conduct pre-admission assessments on cooperative external institution based on its operating conditions, management capabilities, risk control capabilities, technical strength, service quality, business compliance and institutional reputation, etc.; (ii) the collaboration agreement between the commercial banks and the cooperative external institutions shall specify that the cooperative external institution shall not charge any interest or expense to the borrower in any form; (iii) commercial bank shall independently carry out risk assessment and credit approval for the loans it contributes, and assume the primary responsibility for post-loan management; (iv) commercial banks shall not accept any direct or disguised credit enhancement service provided by any third-party institution without guarantee qualifications or which fails to meet the regulatory requirements for credit insurance and guaranteed insurance business qualifications; and (v) commercial banks shall not finance the loans through the cooperative external institutions. Furthermore, the growth in the popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry. In addition, we have been expanding our businesses and may enter into new business areas when we think fit. Due to the complexities and uncertainties of PRC laws and regulations governing the new industries we are going to operate our business in, we cannot assure you that all our new business operations in the future will be in compliance with the relevant laws and regulations applicable to the new industries.

As of the date of this annual report, except for a fine of RMB200,000 for promoting our financing projects on our website without reasonable risk warning to investors, we have never been subject to any material fines or other penalties under any PRC laws or regulations regarding our online personal financing business, including those governing the industries we are operating in in China. However, to the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur litigation costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any unfavorable settlements or judgments against us could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

We and PICC Property and Casualty Company Limited Guangdong Branch (the “PICC”) are pursuing legal actions against each other. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under a cooperation agreement, as amended (the “Cooperation Agreement.”) We, together with our legal counsel of the case has determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees  paid to us under the Cooperation Agreement plus accrued interest should be returned back to PICC. We will vigorously assert our rights against PICC and defend ourselves against any claims brought against us by PICC in these legal proceedings. However, both actions remain at the preliminary stage, and it is not possible at this stage to ascertain the outcome of either of the lawsuits. If we do not prevail in either of the lawsuits completely or in part, or fails to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.  See “—If we are unable to maintain low delinquency rates for loans originated to our borrowers, our business, financial conditions and results of operation may be materially and adversely affected.” and “—Loss of or failure to maintain relationship with our partners or implement our strategy to develop new relationships with other potential partners may materially and adversely affect our business and results of operations.” for other negative impact.

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, was reported to have surfaced in China and now spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

Substantially all of our operations are concentrated in China. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of measures, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Normal economic life throughout China was sharply curtailed. Consequently, our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19. The outbreak of COVID-19 led to a suspension of business activities across various sectors in China and is likely to result in a rise in unemployment, which may weaken the debt repayment ability of borrowers for loans under our Online Lending Information Intermediary Services and our direct lending program. Increased borrower defaults for loans under our Online Lending Information Intermediary Services and our direct lending program could in return result in enhanced risks and financial losses to our investors, financial institution partners and other business partners. Although we are a digital financial account platform that provides loan facilitation services and post-origination services, and we are not directly liable to investors or institutional funding partners for borrowers’ defaults of loans under our Online Lending Information Intermediary Services and our direct lending program, potential increase in borrower defaults could still have material adverse effect on our business relationships with our financial institution partners, merchant partners and other business partners and may potentially trigger material adverse changes in our business relationships with certain partners.  Furthermore, the payment or repayment ability or decision of our business partners and third-party borrowers may also be negatively affected since suspension of business activities across various sectors are likely to lead to a rise in unemployment, which could increase uncertainties relating to the collection of our receivables. Although we are trying to maintain effective communication channels with the affected business partners and third-party borrowers and take measures to protect our legal interest, we cannot assure you that potential disputes and litigations won’t be arise between us and certain affected business partners and third-party borrowers.  Such disputes and litigations, if any, could adversely affect our financial condition and results of operations. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. As a result of the sharp slowdown in consumption activities, especially in leisure spending or outdoor entertainment, the growth of our loan origination volume may also significantly slow down due to a reducing demand for consumption loans. The other effects include the temporary closure of our offices, quarantine of certain of our employees and restrictions on our employees’ ability to travel. In addition, we believe that our business partners and suppliers such as our partners in the consumption sectors of travelling, home improvement, education and elective medical care service, are also experiencing similar or more serious disruptions to their business operation, which are expected to last for some time until the affected business partners and suppliers are fully recovered from the disruptions.  All of these would negatively affect our business operation, financial condition and results of operations. We have been taking measures in response to the outbreak, including the adoption of modified operating hours, restrictions on the number of on-site employees, remote working arrangements and more stringent workplace sanitation measures, which may also have negative impact on our business operation. With China’s gradual recovery from the economic impact brought about by COVID-19, we have also been actively adjusting our business operations and further expanding our businesses such as online consumption, technology enablement related services, and online stock investment.  However, as a result of the above developments, our business and financial performance could be materially and adversely affected by the outbreak of COVID-19 in China since the beginning of 2020 and this is likely to continue throughout the current year, if not longer, given COVID-19 has now become a global pandemic. As of the date of this annual report, COVID-19 had an adverse effect on our operations which resulted in an increase in delinquency rates and a significant decrease in our revenues, loan origination volumes and active borrowers in the first five months of 2020, compared to the same period in 2019. For example, Loan origination volume and active borrowers decreased by approximately 79.5% and 64.2% in the first five months of 2020, compared to the same period in 2019.

While many of the restrictions on movement within China have been relaxed now, and we are adopting a series of measures to cope with the uncertainties and risks brought about by COVID-19, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak or treat its impact, among others, all of which are beyond our control.

We have established, and are actively expanding our operation in Southeast Asian countries. COVID-19 has caused significant disruptions to the economic development in Southeast Asian countries, which may weaken the debt repayment ability of borrowers of our lending business in these countries. Although our business operation in these countries are relatively small, and we have been actively pursuing technology enablement strategies to enable our business partners and financial institutions in Southeast Asia, the developments surrounding COVID-19 could still negatively affect our future development in this region.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China, such as Ebola virus disease, H1N1 flu, avian flu and the recent outbreak of COVID-19. Our business operations could be disrupted if any of our employees is suspected of having such epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our headquarters are located in Beijing, where most of our directors and management and a large majority of our employees currently reside. In addition, most of our system hardware and back-up systems are hosted in Beijing and Hangzhou. We also conduct our online wealth management products related business from our Beijing headquarter and Hong Kong branches. Furthermore, we owned a building in Kashi to operate our One Card related business and a credit assessment center in Dalian. We conduct our stock investment businesses in Hong Kong with support provided by a research and development center in Shenzhen. Consequently, we are highly susceptible to factors adversely affecting Beijing, Hangzhou, Dalian, Kashi, Shenzhen and Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Beijing, Hangzhou, Dalian, Kashi, Shenzhen and Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

If we are unable to successfully retain existing borrowers, investors, financial institution partners or merchant partners, attract new ones, and develop our direct lending program, our business and results of operations may be materially and adversely affected.

Attracting new users, financial institution partners and merchant partners is critical to the continued success of our business. However, potential users and partners who are not familiar with the industries we are operating in may not fully appreciate the value we can add. We strategically focus on serving the young generation and seek to cultivate user loyalty. Our ability to attract and retain users and partners largely depends on whether we can effectively address their needs. If there is insufficient demand for our loan products from borrowers, our loan origination volume could be negatively affected, and investors and institutional funding partners who are unable to deploy their funds in a timely or efficient manner may seek alternative investment opportunities. For example, since the COVID-19 pandemic resulted in a sharp slowdown in consumption activities, especially in leisure spending or outdoor entertainment, the growth of our loan origination volume may also significantly slow down due to a reducing demand for consumption loan. See “—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.” Conversely, without sufficient commitments from investors and institutional funding partners, borrowers may turn to other sources for their borrowing needs and merchant partners may turn to our competitors for funding. If we cannot attract and retain qualified borrowers and secure sufficient commitments from investors and institutional funding partners or if borrowers and investors participate in transactions on our platform less actively, our business and results of operations may be materially and adversely affected. In addition, recent regulatory environment including the tightened regulatory framework limiting the growth of online lending platforms has negatively affected, and may continue to, negatively affect our business growth such as the growth of our business scale, number of users, loan facilitation amount and outstanding loan balance.

Moreover, we depend on our existing user base to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. If we fail to retain our existing borrowers, investors and institutional funding partners, or if we fail to retain these borrowers, investors and institutional funding partners by offering products and services that cater to their evolving consumption needs, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

We believe the amount of transactions on our platforms may be negatively affected by the loss of trust in us, which may be triggered by either the failure of us to serve our users or negative publicity about us, among other reasons. Please see “Risk Factors—Risks Related to Our Business and Industry—Any negative publicity with respect to us, the industries we are operating in in general and our partners may materially and adversely affect our business and results of operations.” If, for any reason, we suffer a loss of trust from our users and partners, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

If we are not able to respond to changes in user preferences for our products and services and provide a satisfactory user experience on our platform, or our existing and new products and services do not maintain or achieve sufficient market acceptance, we will not be able to maintain and expand our user base and increase user activities, and our financial results and competitive position will be harmed.

We believe that our user base is the cornerstone of our business. Our ability to maintain and expand our user base depends on a number of factors, including our ability to offer suitable loan products or online wealth management products for our users, our ability to develop other products and services, and our ability to provide relevant and timely products and services to meet changing user needs. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, our users may switch to competing platforms or obtain the relevant products and services directly from their providers. As a result, user access to and user activity on our platform will decline, our products and services will be less attractive to our users, and our business, financial performance and prospects will be materially and adversely affected.

Furthermore, fixed income products currently constitute a significant portion of the online wealth management products we offer, which we cannot guarantee will continuously attract investors. The number of active investors decreased from 1.2 million in 2017 to 0.9 million in 2018, and further decreased to 0.5 million in 2019 due to the challenging regulatory environment negatively affecting the growth of our business. If the market acceptance of the fixed income products offered by us, or the fixed income products in general, declines, and we fail to retain our investors by developing and promoting our other wealth management products as alternative investment portfolio options for investors, we may suffer a loss of our investor base, and our business, operation results and financial status will be adversely impacted.

We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing loan products, such as the direct lending program and online wealth management products and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products, online wealth management products and other products and services that incorporate additional features, improve functionality or otherwise make our products more desirable to borrowers and investors. New products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products and online wealth management products could fail to attain sufficient market acceptance for many reasons, including:

•                  borrowers may not find terms of our loan products, such as borrowing costs and credit limit, competitive or appealing;

•                  investors or institutional funding partners are not willing to deploy their funds in a timely or efficient manner;

•                  we may fail to predict market demand accurately and provide loan products or online wealth management product that meet this demand in a timely fashion;

•                  users may not like, find useful or agree with, any changes;

•                  there may be defects, errors or failures on our platform;

•                  there may be negative publicity about our loan products and online wealth management products or our platform’s performance or effectiveness;

•                  regulatory authorities may take the view that the existing and new loan products and online wealth management products or changes to our platform do not comply with PRC laws, regulations or rules applicable to us; and

•                  there may be competing products and services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products, online wealth management products and other products and services do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

If we fail to secure adequate funding from investors and institutional funding partners at a reasonable cost to maintain sufficient liquidity, our reputation, results of operations and financial condition may be materially and adversely affected.

The growth and success of our operations depend on the availability of adequate funding to meet borrower demand for loans on our platform. We derive our funding from a variety of sources including investors and our institutional funding partners and intend to cooperate with more institutional funding partners to further diversify our funding sources. To the extent there is insufficient funding from investors or institutional funding partners willing to accept the risk of delinquency posed by potential borrowers or the particular type of funding could be matched to only certain group of our borrowers due to restrictions imposed by current or existing laws or regulations, loans originated by us may be significantly impacted. Also, to the extent that the funding sources’ risk appetite changes, funding sources may choose not to fund loans originated by us.

In addition, powered by our automated investing tools, we offer investors a variety of fixed income products consisting of loan portfolios featured with different investment commitment periods, expected rates of return and minimum investment balances. If an investment commitment period ends during the term of an underlying loan, we will facilitate the investor’s exit on the investor’s behalf by transferring his or her investor’s rights with respect to the underlying loans. There is no guarantee that the transfer of the underlying loans at the end of the investment commitment period will be arranged successfully. In addition, if a cash-out request is made by an investor within the investment commitment period, we have discretion to handle the transfers of the loans on a case-by-case basis. Before October 2019, if the transfers were arranged successfully, the investor would receive the principal and the accrued interests as determined by their actual investment period, and we would charge the investors service fees for early termination. Since October 2019, if a cash-out request made by an investor within the investment commitment period meets our pre-set conditions such as humanism or system failure, and the loan transfer is therefore arranged successfully, the investor would only receive the principal, while we would not charge service fees for early termination. For both scenarios, there is no guarantee that any loan transfers will be successfully arranged. The smooth operations of our investment products require sufficient liquidity consistently. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, it may cause a run on our investment products. Although we have developed sophisticated algorithm and system to match the invest-in and cash-out requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every cash-out request from our investors who subscribe for our fixed income products can be met. While making no guarantees to meet the cash-out request made by the investors, we may suffer damage to our investor recognition if we turn down most of such cash-out request, which could materially and adversely impact our results of operations.

The smooth operations of our business require sufficient liquidity on a consistent basis. However, if any of the risks described above were to occur, our reputation, results of operations, financial condition and business prospect may be materially and adversely affected.

We may not be able to maintain our current level of fee rates and any material reduction in our fee rates will decrease our profitability and cause material and adverse impact on our business, results of operations and financial condition.

We earn a substantial majority of our revenues from the service fees that we collect from our borrowers,  investors and financial institution partners for our loan facilitation services and post-origination services. We may not be able to maintain the current service fee rates due to more intense competition in the future. These fee rates may also be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to maintain low delinquency rates for loans originated to our borrowers, our business, financial conditions and results of operation may be materially and adversely affected.

Loan delinquency rates may be significantly affected by factors beyond our control or beyond the control of the borrowers. Our borrowers are individuals who may expose investors and institutional funding partners to greater credit risks than larger, better-capitalized institutional borrowers with established track records. The types of borrowers we serve also generally have fewer financial resources than more established entities to weather a downturn in the economy. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure, health epidemics, natural disasters and other factors beyond our control may increase the delinquency rates for such borrowers. For example, the recent outbreak of COVID-19 may weaken the debt repayment ability of borrowers for loans under our Online Lending Information Intermediary Services and our direct lending program, which could result in increased borrower defaults. See “—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.” Furthermore, the unsecured nature of a majority of the loans facilitated by us may cause larger losses to investors in the event of increased delinquency rates as compared with secured loans.

We aim to reduce the loan delinquency rates through our ability to implement and maintain an effective credit risk management system. We have established extensive risk management policies and procedures that seek to mitigate the riskiness of the loans we facilitate. See “Item 4. Information on the Company—B. Business Overview —Risk Management.” However, as we have a relatively short operating history in the industries we are currently operating in, our historical experience may not provide a sufficient basis for us to evaluate and maintain the effectiveness of our risk management system at all times. The risk management procedures and policies we have in place may not anticipate unforeseen risks or the magnitude of potential losses that may be caused by the unforeseen risks. Our credit scoring models might not be adequate in effectively evaluating the credit risk of prospective borrowers. In addition, if a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take measures to prevent delinquency on the part of the borrower and thereby maintain a reasonably low delinquency rate for loans facilitated by us. Furthermore, if our ability to collect delinquent loans is impaired, our business and results of operations may be materially and adversely affected. Please see “—Risks Related to Our Business and Industry—If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.”

Because investment in loans facilitated by us involves inherent risks, we are unable to completely eliminate borrowers’ delinquent despite various preventive and investor protection measures we have taken or will take. For example, subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans at a time on our platform if the total outstanding balance is within the approved credit limit for the specific borrower. As such, it is possible that borrowers may take out new loans on our platform to pay off their other existing loans facilitated by us or for other purposes. Given the practical difficulty in tracking and controlling the usage of borrowed funds, we are not able to effectively prevent borrowers from “rolling over” their loans facilitated by us. Furthermore, human errors on the part of our employees or agents to correctly follow our procedures may unpredictably cause us to render the wrong decisions on borrower applications. If our risk management policies and procedures turn out to be ineffective or if we fail to effectively implement or our employees and agents fail to correctly carry out such policies and procedures, the delinquency rate of loans facilitated by us might increase. If that is the case, even if we have a safety net of mechanisms such as the arrangement with the financing guarantee company and the insurance companies, the affected investors will still have concerns on the quality of our borrowers, and our business, financial condition and results of operations may be materially and adversely affected.

Since November 2019, under our Online Lending Information Intermediary Services, new loans with terms of no more than 12 months are no longer covered by PICC’s insurance protection plan. We have also suspended our cooperation with PICC on new loans under our direct lending program since December 2019. We currently cooperate with Zhongtian Guarantee, a financing guarantee company under our Online Lending Information Intermediary Services, and cooperate with financing guarantee companies under our direct lending program. However, as Zhongtian Guarantee only has limited guarantee obligations to repay the investors, if the loan delinquency rate on our platform is higher than expected, the affected investors may not get fully compensated or may not get compensated at all and will suffer the losses on their investments accordingly. An increase in the delinquency rates for loans facilitated by us may also reduce the financial returns to our investors in general and make products and services offered by us appear riskier to potential investors, thereby damaging our reputation and reducing the amount of funds available for lending on our platform, which would further harm our business and results of operations. Also, under our direct lending program, we currently cooperate with financing guarantee companies to provide guarantee protection to institutional funding partners, whereby two financing guarantee companies provided guarantee protection to approximately 96.7% of the total loan origination volume under our direct lending program for the first five months of 2020. If we fail to retain Zhongtian Guarantee under our Online Lending Information Intermediary Services, or fail to retain one of such financing guarantee companies under our direct lending program, our business and results of operations could be materially and adversely affected.  In addition, investors or institutional funding partners may perceive protections provided by financing guarantee companies inferior to PICC’s insurance protection, which may make our services less attractive to investors or institutional funding partners, which may negatively affect our services and our business and results of operations could be materially and adversely affected.

Credit and other information that we receive from prospective borrowers and third parties about a borrower may be inaccurate, outdated or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain information from the prospective borrowers. We also leverage the information from the third parties to verify the information provided by the prospective borrowers in compliance with industry practice. Those information, however, may not be complete, accurate or reliable. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on incomplete or inaccurate borrower information. Additionally, we are subject to the credit cycle and the risk of deterioration of the credit profile of the borrowers. For example, once we have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) delinquent on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained outdated. In addition, we often do not verify a borrower’s intended use of loan proceeds after disbursement of loan proceeds, and the borrower may use loan proceeds for other purposes with increased risk than as originally provided. If investors invest in loans through our platform based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. We determine whether borrowers have additional outstanding loans using external databases at the time they apply for a loan through our platform. We also review borrower records in the databases on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, we may not be aware of all outstanding debts of a borrower and the other investors or platforms face the same challenge. As a result, it is likely that a borrower may borrow money through our platform in order to pay off the loans on other platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to investors on our platform.

In addition, such inaccurate, outdated or incomplete borrower information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our risk management, which could in turn increase the delinquency rates of the transactions on our platform and harm our reputation.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

Our failure to collect the delinquent loan will make our platform appears riskier to the investors and institutional funding partners, and will harm our reputation. We primarily rely on third-party collection companies to assist us with payment collection from time to time. If our collection methods or the collection methods adopted by third-party collection companies, such as text message reminders, phone calls and legal letters, are not as effective as they were and we, or the third-party collection companies fail to respond quickly and improve the collection methods, our delinquent loan collection rate may decrease and our investors and institutional funding partners may suffer loss. If those collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we, or the third-party collection companies may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and alternative collection methods are not adopted in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors’ confidence in our platform may be negatively affected. In addition, we currently rely on a number of collection companies to collect the delinquent loans. The collection companies undertake on the quality of their collection and also ensure their collection practice is in compliance with the relevant laws and regulations. If we decide not to cooperate with any of such third-party collection companies due to their unsatisfactory performance or noncompliant behavior, and if we are not able to find an alternative in a timely and cost-efficient manner or at all, our delinquent loan collection rate may decrease and our investors and institutional funding partners may suffer loss. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the transaction volumes on our platform will decrease and our business and results of operations could be materially and adversely affected.

Loss of or failure to maintain relationship with our partners or implement our strategy to develop new relationships with other potential partners may materially and adversely affect our business and results of operations.

We currently rely on a number of partners in various aspects of our business. For example, we acquire borrowers from the merchant partners we work with, and diversify our funding sources by working with more institutional funding partners. We also cooperate with other types of partners across functions. See “Item 4. Information on the Company—B. Business Overview—Our Users and Partners—Our Other Partners.” We anticipate that we will continue to leverage strategic relationships with existing partners to grow our business while pursuing new relationships with additional partners.

Pursuing, establishing and maintaining relationships with partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated by us or make or products and services less attractive to our partners. In addition, certain partners may suspend or terminate its cooperation with us. Furthermore, certain types of partners may build their in-house solutions and devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. For example, since November 2019, under our Online Lending Information Intermediary Services, new loans with terms of no more than 12 months are no longer covered by PICC’s insurance protection plan. We have also suspended our cooperation with PICC on new loans under our direct lending program since December 2019. We currently cooperate with Zhongtian Guarantee, a financing guarantee company under our Online Lending Information Intermediary Services, and cooperate with financing guarantee companies under our direct lending program. See “— If we are unable to maintain low delinquency rates for loans originated to our borrowers, our business, financial conditions and results of operation may be materially and adversely affected.” In addition, the payment or repayment ability or decision of our business partners and third-party borrowers may be negatively affected by impact brought about by COVID-19, which could increase uncertainties relating to the collection of our receivables, and may lead to potential disputes and litigations between us and certain affected business partners and third-party borrowers. See “—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.” If we cannot successfully enter into and maintain effective strategic relationships with partners, our business will be harmed.

In addition, if any of our partners decides to suspend or terminate its cooperation with us, or fails to perform properly, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner or at all.  For example, we may not be able to develop insurance protection model under our Online Lending Information Intermediary Services or direct lending program similar to the previous insurance protection models with PICC. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our users and partners, inability to attract users and partners, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations and could negatively affect the value of your investment.

We may not be able to ensure the accuracy of the third-party product information and the authenticity of third-party wealth management products on our platform, and we have limited control over performance of investment products we distribute.

We offer other onshore and offshore investment products such as stock investments, insurance, bank wealth management products and fund investment products. The underlying wealth management products are offered by third-parties. The acceptance and popularity of our platform is partially premised on the reliability of the relevant underlying wealth management products and information on our platform. We rely on the relevant third-party providers of the relevant wealth management products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

Furthermore, as investors access the underlying wealth management products through our platform, they may have the impression that we are at least partially responsible for the quality of these products. Although we have established standards to screen products providers before selling their products on our platform, we have limited control over performance of the investment products we distribute. In the event that an investor is dissatisfied with underlying products or the services of a products provider, we do not have any means to directly make improvements in response to user complaints. If investors become dissatisfied with the underlying wealth management products available on our platform, our business, reputation, financial performance and prospects could be materially and adversely affected.

Some users may come to our platform from referrals of third parties, which could expose us to risks associated with such third parties.

Some users may be referred to our platform after receiving and reviewing the information provided by a third party. We do not verify, validate or modify any information provided by third-party websites and, while we do not believe we would have liability for such information, it is possible that an unsatisfied user could bring claims against us based on such information. Such claims could be costly and time-consuming to defend and would distract management’s attention from the operation of our business and create negative publicity, which could harm our business and affect our reputation. In addition, if the business operation of such third parties deteriorate, the unsatisfied users may associate our company with such third parties, which could harm our business and affect our reputation.

Our online wealth management products are subject to risks related to lawsuits and other claims brought by our investors.

We may be subject to lawsuits and other claims in the ordinary course of providing online wealth management products to our investors. Investors generally authorize us to choose borrowers on their behalf. We may face arbitration claims and lawsuits brought by investors based on our loan matching which turned out to be unsuitable. We may also be subject to claims for failing to provide sufficient information on investment risks or for failing to provide access to such relevant information in a manner that is clear and readily accessible to investors. We may also be subject to claims against us in connection with investment products for delays in identifying suitable corresponding loans, which risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when investors experience losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation and our results of operations.

Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses, divert management attention and damage our reputation. See also “—If we fail to promote and maintain our brand in a cost-efficient way, we may lose market share and our revenue may decrease.”

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers, investors, institutional funding partners and other partners we collaborate with, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers, investors and partners through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. Furthermore, we use third-party loan collection companies for loan collection services.

Aggressive practices or misconduct by such third-party loan collection companies in the course of collecting loans could damage our reputation.

Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.

Currently, we rely on our third-party service providers, in particular the custodian bank and payment companies that handle the transfer of funds between borrowers and investors, to have their own appropriate anti-money laundering policies and procedures. The custodian bank and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or the PBOC. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Interim Measures and the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation) promulgated by relevant government authorities have imposed on us the obligation of anti-money laundering and anti-terrorism financing, including the verification of customer identification, the reporting of suspicious transactions, and the preservation of customer identification information and transaction records. While we have formulated and adopted policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that the anti-money laundering and anti-terrorism financing policies and procedures we have adopted will be effective in protecting our platform from being exploited for money laundering or terrorism financing purposes or will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Interim Measures.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the merchandise offered by us.

Our proprietary online shopping platform 9F One Mall allows users to buy merchandise from third-party merchandise suppliers, and some of such merchandise may be defectively designed or manufactured.

We are subject to consumer protection laws. As a result, offerings of defective merchandise could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where such operator is not the manufacturer or provider of the products or services purchased by the consumer. For example, under applicable consumer protection laws in China, e-commerce platform operators may be held liable for consumer claims relating to damages if such operators are unable to provide consumers with the true name, address and contact details of the sellers or the service providers. In addition, if we do not take appropriate remedial action against merchants for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchants. Moreover, applicable consumer protection laws in China provide that platforms will be held liable for failing to meet any undertakings that the platforms make to consumers with regard to products listed on the platforms. We may also be held jointly liable with merchants who do not possess the proper licenses or authorizations to sell goods or sell goods that do not meet product standards. Third parties subject to such injury or damage may bring claims or legal proceedings against us. In addition, we may face activist litigation in China by plaintiffs claiming damages based on consumer protection laws, which may result in increased costs in defending such suits and damages should we not prevail, which could materially and adversely affect our reputation and brands and our results of operations. We do not maintain product liability insurance for merchandise offered on our platform, and our rights of indemnity from these third-party merchandise suppliers, if any, may not adequately cover us for any liability we may incur. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and management time and resources and could materially reduce our net income and profitability.

Furthermore, our agreements with these third-party merchandise suppliers may not include clauses that indemnify us for any losses we may suffer or any costs we may incur due to any merchandise as a result of our suppliers’ breach, and we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest and fee rates at which our borrowers are willing to borrow, and the interest and fee rates at which our investors are willing to lend, subject to limitations of PRC laws and regulations. We have taken measures to aim to react to the fluctuations in the interest rate environments. However, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our investors and institutional funding partners. For example, in a falling interest rate environment, potential borrowers may seek lower priced loans from other channels if we do not lower the interest and fee rates on our loan products. Similarly, if we fail to respond to fluctuations in interest rates in a timely manner and reprice our online wealth management products, our online wealth management products may lose competitiveness. For example, in a rising interest rate environment, potential investors or institutional funding partners may seek higher return investments from other channels. Moreover, if we are unable to reprice our loan products and online wealth management products correspondingly, the spreads between the interest and fee rates on our loan products and the interest and fee rates on our investment services may be reduced, and our profitability may be adversely affected.

Any negative publicity with respect to us, the industries we are operating in in general and our partners may materially and adversely affect our business and results of operations.

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•                  maintain the quality and reliability of our platforms;

•                  provide borrowers, investors, institutional funding partners and our other partners with a superior experience;

•                  enhance and improve our credit assessment and risk-pricing models;

•                  effectively manage and resolve borrower and investor complaints; and

•                  effectively protect personal information and privacy of borrowers and investors.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the industries we are operating in are new and the regulatory framework for these industries is also evolving, negative publicity about these industries may arise from time to time. Negative publicity about the industries we are operating in in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has instituted specific rules in the past a few years, including but not limited to the Internet Finance Guidelines, the Interim Measures, the Funds Custodian Guidelines, the Information Disclosure Guidelines and the Compliance Inspection Notice, to develop a more transparent regulatory environment for the industries we are operating in. See “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to our Business Operation in China—Regulations Related to Online Lending Information Intermediary Services.” Any players in the industries we are operating in who are not in compliance with these regulations may adversely impact the reputation of the industries as a whole. Furthermore, any negative development in, or negative perception of, the industries we are operating in as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the industries we are operating in, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online lending, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by other online lending platforms like us. For instance, since the second quarter of 2018, in response to the tightened regulatory framework and the challenging macro-economic conditions in China, there were an increasing number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online lending industry in China. Recently there has been increased media coverage of marketplace lending platforms business failures. Although the market exits of these companies may result in more healthy and stable development of the industries we are operating in, to the extent borrowers, investors, financial institution partners or our merchant partners associate our company with these companies, they may be less willing to participate on our platform. Under such a challenging regulatory environment, investors’ willingness to invest on our platform declined, and our loan origination volume and fixed income investment volume both decreased in 2018 compared to that in 2017. Starting in the second half of 2018, PRC government commenced implementing monetary and fiscal policies to provide more liquidity to the market, which to some extent alleviated investors’ concerns, and the number of such news reports started to subside. As a result, our loan origination volume increased in 2019 as compare to 2018, even though our fixed income investment volume further decreased in 2019 due to the tightened regulatory environment. There is still substantial uncertainty with respect to PRC regulatory environment in this field, and we cannot assure you that similar negative news reports will not appear again in the future.

In addition, negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Fraudulent activity on our platform could negatively impact our operating results, brand and reputation.

We are subject to the risk of fraudulent activity both on our platform and associated with borrowers, investors and third parties handling borrower and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, cause loss to investors and reduce the volume of loans facilitated by us. We may also find it necessary to take additional steps to reduce fraud risk, which could increase our costs and expenses. For example, if some illegitimate investors engage in activities such as identity theft and fraudulent lending, borrowers will walk away from obtaining funding from such sources. The reputation of the entire industry could be harmed and the borrowers will stop borrowing money on our platform and may turn to traditional channels such as banks. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

Our business of connecting investors and borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a regular basis. As the Interim Measures are relatively new, there are regulatory uncertainties as to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

Our failure to compete effectively could adversely affect our results of operations and market share.

The industries we are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and investors, partners or all of these. With respect to loan products, we compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms and other independent consumer finance platforms; with respect to online wealth management products, we complete with market players such as internet ecosystem owners providing cash management and quasi fixed income products, online third-party financial brokers and information providers, and marketplace lending platforms.

Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their development. Our competitors may also have more extensive borrower or investor bases, a more extensive base of institutional funding partners, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth. In addition, our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our partners, such partners may choose to terminate their relationships with us.

In addition, the industries we are operating in are subject to rapid and significant technological changes. In order to compete in our industries and pursue our technology enablement strategies, we need to continue to make significant investments in developing technologies across all areas of our business, such as artificial intelligence, risk management and security, and other emerging new technologies. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. If we are unable to compete effectively and meet the need for innovation in the industries we are operating in, the demand for our products and services could stagnate or substantially decline, we could experience reduced revenues or our platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, we may lose market share and our revenue may decrease.

We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new borrowers, investors, financial institution partners and merchant partners to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the success of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. In 2017, 2018 and 2019, our sales and marketing expenses were RMB2,243.7 million, RMB1,746.4 million and RMB2,278.3 million (US$327.3 million), respectively. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

If we fail to manage our growth effectively, our business may be materially and adversely affected.

Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. Our success will depend in part on our ability to manage the growth we achieve effectively. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. For example, the number of borrowers and investors and the volume of loans facilitated through our platform will need to increase in order for us to continue our growth in the future, which will require us to expand our facilities and infrastructure and increase our personnel to accommodate the greater servicing obligations and demands on our platform. To expand our user base and transaction volume, we are also subject to greater exposure to loan delinquency risk. Such expansion may also increase our expose to liquidity risk. To accommodate our growth, we also need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. The addition of new employees and the system development that we anticipate will be necessary to manage our growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

If we are unable to effectively enhance the capacity of our platform and maintain the necessary infrastructure and personnel to provide a larger user base with the same quality services that our users have come to expect from us, the transaction volume through our platform will be significantly affected, and our operating results will be materially and adversely harmed. People may not continue to trust our platform as a credible source of funding and investment. We may not be able to continue to convince and attract potential new borrowers, investors, financial institution partners and our merchant partners of the value of our services because they may consider our platform to be highly risky and unreliable.

We operate in a market where the credit infrastructure is still at an early stage of development.

China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the PBOC in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market where we operate.

The origination of loans on our platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising and unauthorized public offerings.

PRC laws and regulations prohibit persons and companies from raising funds by advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

The PRC Securities Law prohibits the issuance of securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities may not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between a borrower and multiple investors is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-fundraising related laws and regulations. For our Online Lending Information Intermediary Services, we act as intermediaries between borrowers and investors. In addition, except for the service fees that we charge the investors, we do not directly receive any funds from investors in our own accounts and funds from investors are deposited into and settled by a third-party custodian account managed by China Huaxia Bank. To date, we have not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that our current services provided to investors will not be deemed to violate illegal fundraising laws and regulations in the future.

Our ability to protect the confidential information of our users and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and funding sources. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China, Hong Kong and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China, Hong Kong and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China, Hong Kong and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, the Standing Committee of the National People’s Congress released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure, including network operators of key information infrastructures in finance industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. Furthermore, the PRC governmental authorities issued a series of administrative rules and regulations to enhance the security of information collected and used by mobile apps. For instance, such rules and regulations provide, among others, that (i) app operators should collect and use personal information in compliance with the Cyber Security Law and should not collect and use personal information in violation of laws, regulations or breach of user agreements, (ii) app operators should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection, and (iii) app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Related to Information Security, Censorship and Privacy — Regulations related to privacy protection.” We are constantly in the process of evaluating the potential impacts of the Cyber Security Law and other relevant laws and regulations on our current business practices. We plan to further strengthen our cyber-security measures with respect to information management and privacy protection of the user data stored in our system. We have not been subject to any material breaches of any of our cyber-security measures. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law and other relevant laws and regulations. If further changes in our business practices are required under China’s evolving regulatory framework for privacy protection, our business, financial condition and results of operations may be adversely affected. Furthermore, we use certain data collected from external data sources to verify the borrowers’ information in compliance with industry practice. In the event that the data collection and provision by any of our external data sources is considered in violation of the Cyber Security Law or other relevant laws and regulations, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit the use of our platform and harm our business.

The massive data that we have processed and stored makes us or the third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause, among other things, confidential user information to be stolen and used for criminal purposes, and could even result in misappropriation of funds of our borrowers and investors. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information and losses suffered by our borrowers and investors from the misappropriation of funds, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, we rely on the massive amount of data and user information that we have accumulated over time to conduct our business. In particular we use user information to make credit assessment of borrowers. If these data are lost due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions, our business could be adversely affected.

Any significant disruption in our information technology systems, including events beyond our control, could prevent us from offering our products and services, thereby reduce the attractiveness of our products and services and result in a loss of borrowers and investors using our platform.

In the event of a system outage and physical data loss, our ability to provide credit products would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and investors. Our information technology systems infrastructure is currently deployed and our data is currently mainly maintained through third-party cloud computing services in China. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. Although historically we have not experienced any system outage resulting in material interruption to our service provision, we cannot assure you that such incidents will not occur in the future. Moreover, if our arrangement with the service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new credit for borrowers.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and investors and our reputation. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing credit applications and other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause borrowers and investors to abandon our products and services, any of which could adversely affect our business, financial condition and results of operations.

The offering of our products and services depend on the effective use of mobile operating systems and the efficient distribution through mobile app stores, which we do not control.

Our loan products and online wealth management products are mainly offered through mobile apps. It is difficult to predict the problems we may encounter in developing applications for newly released devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. We are dependent on the interoperability of providing our products and services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our products and services or give preferential treatment to competing products and services could adversely affect the usability of our products and services on mobile devices. In addition, we rely upon third-party mobile app stores for users to download our mobile apps. As such, the promotion, distribution and operation of our mobile apps are subject to app stores’ standard terms and policies for app developers.

Our future growth and results of operations could suffer if we experience difficulties in the future in offering our products and services through our apps in mobile devices or if problems arise with respect to our relationships with providers of mobile operating systems or mobile app stores, or if we have to incur increased costs to distribute or to have users access our apps on mobile devices. In the event that it is more difficult for our users to access and utilize our products and services on their mobile devices, or if our users choose not to access or use our products and services on their mobile devices or to use mobile operating systems that do not offer access to our products and services, our user growth could be harmed and our business and financial condition and operating results may be adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our systems infrastructure is currently deployed and our data is currently mainly maintained on third-party cloud computing services platform. Our cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of utilizing customized cloud computing services. If the prices we pay the third-party cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affect our business.

We use open source software in our products and services and will use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

We may not be able to prevent unauthorized use of our intellectual property and may be subject to intellectual property infringement claims, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trademark and trade secret laws and contractual rights to establish and protect our intellectual property rights in our services, credit risk management procedures and policies and other aspects of our business. The steps we have taken or will take in the future to protect our intellectual property from infringement, misappropriation or piracy may be insufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. As of the date of this annual report, we have registered a series of trademarks material to our business under our name in the PRC, including “  “and “ .” In addition, we are in the process of applying for trademark registrations in Indonesia, Thailand, Vietnam and Philippines. Current or potential competitors may use our intellectual property without our authorization in the development and marketing of services that are substantially equivalent or superior to ours, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our websites and mobile applications, which may materially and adversely affect our business and operating results.

The PRC government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In addition to our website, we also offer our products and services through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Value-added Telecommunication Services—Regulations related to mobile internet applications information services.” At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Information Security, Censorship and Privacy—Regulations related to internet security. “We have implemented internal control procedures screening the information and content on our websites and mobile applications to ensure their compliance with the APP Provisions and CAC Order No. 5. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our websites and mobile applications complies with the requirements of the PRC laws and regulations at all times. If our websites or mobile applications were found to be violating the PRC laws and regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better serve our users. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•                  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platform, products and services of the acquired business;

•                  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•                  difficulties in retaining, training, motivating and integrating key personnel;

•                  diversion of management’s time and resources from our daily operations;

•                  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•                  difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•                  risks of entering markets in which we have limited or no prior experience;

•                  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business both domestically and overseas;

•                  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•                  failure to successfully further develop the acquired technology;

•                  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•                  lack of sufficient influential power over the business we invest;

•                  potential disruptions to our ongoing businesses; and

•                  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. For example, in 2016, we acquired a majority of equity interest in 9F Primasia Securities Limited, or 9F Primasia Securities, a company incorporated in Hong Kong, to offer stock investment products. In 2019, we made prepayments to acquire equity interest of Hubei Consumer Finance Company, and completed the acquisition of 24.47% equity interest in Hubei Consumer Finance Company in 2020. There is no assurance that these new investments or acquisitions will prove to be successful and we are subject to government rules and regulations which are evolving and subject to uncertainty. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our planned expansion into more overseas markets and our operations in the existing overseas markets could fail, reduce operating results and expose us to increased risks associated with different market dynamics and competition in the overseas markets.

We may face many new obstacles in our planned expansion into more overseas markets and our operations in the existing overseas markets. For example, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016.  We have established, and are actively expanding our businesses overseas especially in Southeast Asian countries, and have obtained a few key financial services licenses in Southeast Asia. These markets are untested for our products and services, and we face risks in expanding our businesses overseas or operating in the existing overseas markets, which include economic, regulatory, legal and political risks inherent in doing businesses overseas, operations and sales in other jurisdictions, including challenges caused by distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. For example, the COVID-19 pandemic has caused significant disruptions to the economic development in Southeast Asian countries, which could negatively affect our business operation and future development in this region. See “—Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.” We may not be as successful as our competitors in generating revenues in overseas markets due to the lack of recognition of our products and services or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not successful in our existing or target overseas markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business, results of operations and profitability.

For example, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016. We are licensed or registered with the Securities and Futures Commission of Hong Kong, or the SFC, to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO. As at December 31, 2019, there were respectively 1,430, 1,602, 177 and 1,808  licensed corporations which were licensed or registered with the SFC to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under the SFO. There are already established players in these industries. These entities are in direct competition with us and include not only the multi-national financial institutions but also local firms. Our directors believe that competition in the industry rests on (i) the quality of services and advice provided to clients; (ii) the expertise and reputation of the licensed corporation; and (iii) business network and connections of the licensed corporation. There is no assurance that we will be able to uphold our competitive strengths. Any intensified competition may result in our loss of market share, and could materially harm our business, results of operations and profitability.

We are subject to potential exposure to allegation of professional liability with respect to our business operation in Hong Kong.

Our business operation in Hong Kong involves the provision of professional advice to clients on stock investment by professional staff. A client who suffers loss due to such client’s reliance on the advice given by our subsidiary, 9F Primasia Securities may have a legal cause of action against 9F Primasia Securities or us for damage, compensation and/or other relief.

Although we have adopted certain relevant internal control measures to minimize the risk of professional negligence and/or employee infidelity with respect to our operation in Hong Kong, there is no assurance that these risks can be completely eliminated with respect to our operation in Hong Kong. Furthermore, as we have not maintained any insurance for allegations relating to professional negligence or employee infidelity, we are exposed to potential liabilities resulting from these allegations.

If there is any allegation of professional negligence and/or employee infidelity brought against us, we may be exposed to legal and/or other proceedings in Hong Kong which may result in substantial costs and diversion of resources and management’s attention. It may also have an adverse impact on our profitability, financial position and reputation.

We are subject to extensive regulatory requirements with respect to our business operation in Hong Kong, non-compliance with which, or changes in these regulatory requirements, may affect our business operations and financial results.

The Hong Kong financial market in which we operate is highly regulated. There are changes in rules and regulations from time to time in relation to the regulatory regime for the financial service industry, including, but not limited to, the SFO, the Companies Ordinance (prior to its repeal and replacement on March 3, 2014 by the Companies Ordinance and the Companies (WUMP) Ordinance), the FRR, the Rules Governing the Listing of Securities and The Hong Kong Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, all as amended, supplemented or otherwise modified from time to time. Any such changes in the relevant rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. If we fail to comply with these applicable rules and regulations from time to time, we may face fines or restrictions on our business activities or even suspension or revocation of some or all of our licenses for carrying on our business activities.

Furthermore, we are required to be licensed with the relevant regulatory authorities including without limitation, as licensed corporations under the SFO. In this respect, we have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC, the Hong Kong Stock Exchange and/or other regulatory authorities that we remain fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our business operations.

We may be subject to regulatory inspection and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. In addition, unless we are specifically named as the party that is being investigated under the SFO investigation, we generally do not know whether we, any member of us, or any of our respective directors, our responsible officers, our licensed representatives or our staff is the subject of SFC investigations. If the results of the inspections or investigations reveal misconduct, the SFC may take disciplinary actions such as revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any disciplinary actions taken against or penalties imposed on us, our directors, responsible officers, licensed representatives or relevant staff could have an adverse impact on our business operations and financial results.

We have granted share options, and may continue to grant share options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses.

We have adopted the 2015 Share Incentive Plan and 2016 Share Incentive Plan, effective as of June 2015 and June 2016, respectively, and as amended from time to time. As of June 15, 2020, options to purchase a total of 43,518,909 Class A ordinary shares of our company were granted to our managements and employees and outstanding. We recorded RMB2,180.5 million, RMB508.2 million and RMB353.2 million (US$50.7 million) in 2017, 2018 and 2019, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to obtain additional capital on favorable terms or at all.

We anticipate that our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and the industries we are operating in, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We have incurred net losses and negative cash flow from operating activities, and may incur net losses and experience negative cash flow from operating activities in the future.

We incurred net losses of RMB2,153.6 million (US$309.4 million) in 2019, compared to a net income of RMB723.8 million and RMB1,975.2 million in 2017 and 2018, respectively. The net cash used in operating activities was RMB429.0 million (US$61.6 million) in 2019, and the net cash provided by operating activities were RMB2,865.6 and RMB2,345.9 million in 2017 and 2018, respectively.

Our future financial performance depends on, among other factors, our ability to continue to attract and retain borrowers and investors using our platform, our ability to further diversify our funding sources, in particular to maintain and attract financial institution partners, our service fee rates, our user acquisition cost, the effectiveness of our credit risk management system, the accuracy of the borrower credit profile we compile, comparative interest and fee rates, loan policies of major PRC banks, the regulatory environment in China, market competition, and our ability to provide innovative financial services to better serve our investors. Accordingly, you should not rely on the revenues of any past interim period or annual period as an indication of our future performance. We may not be able to maintain the current fee rates due to more intense competition in the future. We also expect our costs to increase in future periods as we continue to acquire new users and expand our business and operations. In addition, we expect to incur substantial costs and expenses as a result of being a public company. If we are unable to generate adequate revenues and to manage our expenses, we may not be able to recover from net losses in the future.

In addition, we may not be able to achieve profitability or generate positive cash flow from operating activities and, even if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. Further, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceedings and a total loss of your investment.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include but not limited to the following:

•                  our ability to attract new users, institutional funding partners and our other partners and maintain relationship with existing ones;

•                  our ability to further diversify our funding sources;

•                  loan origination volumes and the channels through which borrowers and investors are acquired, including the relative mix of online and offline channels;

•                  changes in our product mix and introduction of new loan products;

•                  the amount and timing of operating expenses related to acquiring users and the maintenance and expansion of our business, operations and infrastructure;

•                  our decision to manage the growth of loan origination volume during the period;

•                  network outages or security breaches;

•                  general economic, regulatory, industry and market conditions;

•                  our emphasis on user experience instead of near-term growth; and

•                  the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, we may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our borrowers may use their borrowing proceeds to finance their personal consumption needs. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and we may incur additional expenses to recruit, train and retain qualified personnel, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected.

Furthermore, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016. Under the licensing requirements of the SFO, our licensed corporation, 9F Primasia Securities, is required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As of March 31, 2020, we have four responsible officers for Type 1 (dealing in securities), two responsible officers for Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under the SFO, and are in compliance with the relevant laws and regulations in Hong Kong. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their role as responsible officer, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the relevant licensing requirements which could adversely affect our licensed corporations’ status, and our business and financial performance will be negatively impacted.

In addition, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC, Hong Kong and elsewhere on the world where we have operations may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The requirement of employee benefit plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. We have not made adequate employee benefit payments for some of our employees, and we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

In addition, increases in labor costs in Hong Kong and elsewhere on the world where we have operations may also have a negative impact on our business and results of operations. For example, our licensed staff is essential to the Hong Kong business operation as we rely on their expertise to provide the relevant services. If competition for these licensed professional intensifies, the costs to retain and recruit them may increase. Furthermore, our business expansion in Hong Kong, Southeast Asia and elsewhere in the world is also expected to increase our labor costs in the future, which may adversely affect our business and results of operations.

If we cannot maintain our corporate culture as we grow, our capabilities of innovation, collaboration and focus that contribute to our business may be compromised.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We may not have enough business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of the date of this annual report, we leased properties for most of our offices and branch offices. The lessors of some leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines of up to RMB10,000 per unit leasehold.

As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided various tax incentives to our subsidiaries, variable interest entities and their respective subsidiaries. These incentives include reduced enterprise income tax rates and exemption from enterprise income tax. For example, under the relevant PRC tax laws, the statutory enterprise income tax rate is 25%. However, the income tax rate of an enterprise that has been determined to be a “high and new technology enterprise” can be reduced to a favorable rate of 15%. In addition, the income tax rate of enterprises of encouraged industries in certain regions or enterprises qualified as “small enterprises with low profits” can be reduced to a favorable rate of 20%. Several of our subsidiaries, variable interest entities and their respective subsidiaries are either subject to the favorable income tax rate of 15%, 20% or been exempted from the enterprise income tax for a certain period. For details, please refer to “Item 5. Operating and Financial Review and Prospects—Taxation—China.”  Any increase in the enterprise income tax rate applicable to our subsidiaries, variable interest entities and their respective subsidiaries, or any discontinuation or retroactive or future reduction of any of the favorable tax treatments currently enjoyed by our subsidiaries, variable interest entities and their respective subsidiaries, could materially and adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Furthermore, competent PRC tax authorities may conduct tax audits on our subsidiaries, variable interest entities and their respective subsidiaries, and may also challenge our calculation of tax liability. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. For example, such material weaknesses have resulted in errors in recognition of revenue and sales and marketing expenses in the consolidated financial statements as of and for the years ended December 31, 2016 and 2017, which has been rectified by our restatements on revenues, selling expenses, and cumulative effects of these adjustments on the previously issued consolidated financial statements as of and for the years ended December 31, 2016 and 2017, as discussed in “ Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm may have identified additional material weaknesses and significant deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and significant deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of value-added telecommunication businesses, such as online data processing and transaction processing services and internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider except for those engaged in e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2019 Version), or the Negative List, which became effective on July 30, 2019 and replaced the negative list in the Guidance Catalog of Industries for Foreign Investment (2018 Revision), and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign invested enterprises. Our wholly foreign-owned PRC subsidiaries are currently not eligible to apply for the required licenses for providing value-added telecommunication services that foreign ownership and investment is restricted in China. The Interim Measures which was published in August 2016 clarified that online lending information intermediary services fell within the category of value-added telecommunication services and the online lending information intermediaries should be subject to value-added telecommunication regulations. Therefore, the online consumer finance services offered by us in China constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should provide these services through a variable interest entity to ensure compliance with the relevant PRC laws and regulations. We set up a series of contractual arrangements entered into among our certain PRC Subsidiaries, each of Jiufu Shuke, Beijing Puhui, Zhuhai Lianyin, Jiufu Meihao and Wu Kong Mao (collectively, the “consolidated affiliated entities” or “VIEs”), and the shareholders of each consolidated affiliated entity to conduct our principal operations in China. For a detailed description of these contractual arrangements, see “Corporate History and Structure.” As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our consolidated affiliated entities and their subsidiaries, and the contractual arrangements among certain of our PRC Subsidiaries, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities are not in violation of any explicit provisions of the existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted and if adopted, what they would provide. In particular, on January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect. Although the PRC Foreign Investment Law and the Implementation Regulations do not explicitly classify contractual arrangements as a form of foreign investment, the definition of the “foreign investment” under the PRC Foreign Investment Law contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid on the basis that it is for investment in prohibited or restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our consolidated affiliated entities and their subsidiaries, revoking the business licenses or operating licenses of our consolidated affiliated entities and their subsidiaries, shutting down our servers or blocking our online digital financial account system, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated affiliated entities and their subsidiaries, and/or our failure to receive economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities, to operate our online consumer finance business, including, among others, the operation of our digital financial account platform, as well as certain other complementary businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and their subsidiaries. For example, our consolidated affiliated entities and shareholders of our consolidated affiliated entities may fail to fulfill their contractual obligations with us, such as failure to operate our digital financial account platform effectively and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and shareholders of our consolidated affiliated entities of their obligations under the contractual arrangements to exercise control over our consolidated affiliated entities and their subsidiaries. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we operate our business through the contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities. Although we have the right to replace any shareholder of our consolidated affiliated entities under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our consolidated affiliated entities or shareholders of our consolidated affiliated entities to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated affiliated entities or shareholders of our consolidated affiliated entities to perform their obligations under our contractual arrangements would have a material adverse effect on our business.

If our consolidated affiliated entities or the shareholders of our consolidated affiliated entities fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated affiliated entities were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. These arbitration provisions relate to claims arising from the contractual relationship created by the VIE agreements, rather than claims under US federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under US federal securities laws in the United States. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China and Hong Kong—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of our consolidated affiliated entities are held by certain individual shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” Their interests in our consolidated affiliated entities may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated affiliated entities to breach, the existing contractual arrangements we have with them and our consolidated affiliated entities, which would have a material adverse effect on our ability to effectively control our consolidated affiliated entities and their subsidiaries and receive economic benefits from them. For example, the shareholders of our consolidated affiliated entities may be able to cause our agreements with our consolidated affiliated entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our consolidated affiliated entities to us or our designee, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law and other applicable laws and regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among certain of our PRC Subsidiaries, each of our consolidated affiliated entities, and the shareholders of such consolidated affiliated entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing tax expenses of our PRC Subsidiaries. In addition, if we request the shareholders of our consolidated affiliated entities to transfer their equity interests in our consolidated affiliated entities at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our designees to PRC income tax; and the taxable incomes of a transferring shareholder may be adjusted by the PRC tax authorities to an amount higher than the transfer price set forth under these contractual arrangements and thus the transferring shareholder may be subject to PRC income tax. The tax incurred during the equity interest transfer may be undertaken by us. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable laws and regulations. Our financial position could be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets and licenses held by our consolidated affiliated entities that are material to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Our consolidated affiliated entities hold certain assets and licenses that are material to the operation of our business, including, among others, intellectual properties and value-added telecommunication licenses. Under the contractual arrangements, our consolidated affiliated entities may not, and the shareholders of our consolidated affiliated entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our consolidated affiliated entities’ shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated affiliated entities, or our consolidated affiliated entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

Risks Related to Doing Business in China and Hong Kong

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant decree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting the monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, banking and shadow banking, or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. China’s GDP decreased by 6.8% year-over-year in the first quarter of 2020 amid the COVID-19 pandemic.  Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. China’s GDP decreased by 6.8% year-over-year in the first quarter of 2020 amid the COVID-19 pandemic. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Volatility of the stock market in Hong Kong could materially and adversely affect our business and financial condition.

As we have stock business operations in Hong Kong, we are subject to the volatility of the stock market in Hong Kong. The Hong Kong stock market is directly affected by the local and international economic and socio-political environments. Any downturn in the stock market in Hong Kong will directly and adversely affect the number of active corporate finance projects in the market and therefore our performance. Historically, the local and international economic and socio-political environments fluctuated from time to time and the Hong Kong stock market was volatile due to the fluctuation. Severe fluctuation in market and economic sentiments may also result in prolonged period of sluggish market activities which would in turn have material adverse impact on our business and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the China Banking and Insurance Regulatory Commission, and other competent government authorities, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors. The PRC government authority may further promulgate new laws and regulations regulating the online consumer finance industry and other businesses we have already engaged in and may further expand in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance companies like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulation and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law and the Implementation Regulation embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. Furthermore, in accordance with the FIL Interpretations which came into effect on January 1, 2020, where a party concerned claims an investment agreement to be invalid on the basis that it is for investment in prohibited or restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. Given the foregoing, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. See “—Risks Related to Our Corporate Structure” and “Corporate History and Structure.” There are uncertainties as to how the PRC Foreign Investment Law and its Implementation Regulations would be further interpreted and implemented. We cannot assure you that their interpretation and implementation made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges, we would not be able to (i) continue our business in China through our contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities, (ii) exert control over our consolidated affiliated entities and their subsidiaries, (iii) receive the economic benefits of our consolidated affiliated entities and their subsidiaries under such contractual arrangements, or (iv) consolidate the financial results of our consolidated affiliated entities and their subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our digital financial account system. We do not directly own the account system due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

Our digital financial account platform, operated by our consolidated affiliated entities and their subsidiaries, provides value-added telecommunications services, which would require our consolidated affiliated entities and their subsidiaries to obtain certain value-added telecommunications business license. See “Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Value-added Telecommunication Services.” Furthermore, it is uncertain if our consolidated affiliated entities and their subsidiaries will be required to obtain additional value-added telecommunications business license with respect to our mobile applications and our online platforms in addition to the value-added telecommunications business licenses that have been obtained by our consolidated affiliated entities and their subsidiaries.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses and completed all the record-filing procedures required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses, permits or filings or promulgates new laws and regulations that require additional approvals, licenses, permits or filings or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated affiliated entities and their shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated affiliated entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretional funds. These reserve funds and discretional funds are not distributable as cash dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries directly held by our non-PRC subsidiaries are able to pay dividends in foreign currencies to their non-PRC shareholders without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to registration with the State Administration for Market Regulation, or the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks. In addition, (a) any foreign loan procured by our PRC subsidiaries, consolidated affiliated entities and their subsidiaries is required to be filed with SAFE through the online filing system of SAFE, and (b) each of our PRC subsidiaries, consolidated affiliated entities and their subsidiaries may not procure loans which exceed a statutory upper limit. Any loan to be provided by us to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not complete such approval, recording, filings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries. If we fail to complete such approval, recording, filings or registrations, our ability to use the proceeds of our offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, securities investment or other financial investment except for guaranteed financial products issued by banks, providing loans to non-affiliated enterprises unless otherwise permitted under its business scope or constructing or purchasing real estate not for self-use. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange—General administration of foreign exchange.” The applicable foreign exchange circulars and rules may significantly limit our ability to transfer to and use in China the net proceeds from our offerings, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations.

With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or natural persons acquire an affiliated PRC domestic enterprise. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the State Administration for Market Regulation, or the SAMR, shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the PRC government authorities that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC government authorities, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM, the SAMR or other PRC government authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC resident individuals and PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC resident individuals must update their SAFE registrations when the offshore special purpose vehicle that such PRC resident individuals directly own the equity interests in undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 also requires a PRC entity to undergo the foreign exchange registration and updating procedure in accordance with the Provisions on Foreign Exchange Administration of the Outbound Direct Investment of Domestic Institutions, issued by the SAFE in July 2009 and other relevant regulations.

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, PRC residents are required to apply for foreign exchange registration of foreign direct investment and outbound direct investment, including those required under SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

In addition, pursuant to the Measures for the Administration of Outbound Investment promulgated by the MOFCOM in August 2014, and the Administrative Measures of Outbound Investment of Enterprises promulgated by NDRC in December 2017, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with MOFCOM, NDRC or their local branches. Certain state-owned enterprises may also be required to complete approval or filing procedures with state-owned assets supervision and administration authorities for some of their outbound direct investment.

If our direct or indirect shareholders who are PRC residents do not complete their registration with the local SAFE branches or qualified banks, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Our founders and a number of our directors, officers and individual shareholders who indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, including Yifan Ren, Lei Sun, Changxing Xiao, Dongcheng Zhang, Lei Liu, Lixing Chen, Jiachun Qu and Zhijun Li, have completed the foreign exchange registrations in accordance with SAFE Circular 37 or SAFE Circular 75 then in effect. In October 2018, Lei Sun established a trust, of which he and his family members are beneficiaries, and transferred all shares of our company he beneficially owned to this trust. Each of the four other directors and officers of our company established a trust, of which he and his family members are beneficiaries, and transferred all shares of our company he beneficially owned to such trust, respectively. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” All beneficiaries of such trusts who are PRC residents are required to complete relevant registrations pursuant to SAFE Circular 37. We have notified the beneficiaries of the trusts who we know are PRC residents of their filing obligation, including the obligation to make initial registration or updates under SAFE Circular 37, and such beneficiaries have undertaken to complete relevant registrations as soon as such registration is practical with the local SAFE branches or qualified banks.

However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37 and other outbound investment related regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 and other outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37 and other outbound investment related regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or our shareholders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC residents and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Employee Stock Incentive Plan.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “ Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Employee Stock Incentive Plan.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. Circular 82, issued by the SAT in April 2009 and amended in December 2017, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item. 10 Additional Information—Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that 9F Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then 9F Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, and dividends we pay may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains or dividends are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Circular 81, issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on the Circular 81, if the relevant PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. The Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to 9F HK, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor shall be subject to withholding of applicable taxes, currently at a rate of 10%. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both of such parties may be subject to penalties.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Public Notice 7 and SAT Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years.  On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”).  If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective.  Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, our ability to timely file future financial statements in compliance with the requirements of the Exchange Act may be adversely affected.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•                  regulatory developments affecting us, our users, or our industry;

•                  conditions in the online consumer finance industries and online wealth management industry;

•                  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other online consumer finance and online wealth management companies;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  additions to or departures of our senior management;

•                  detrimental negative publicity about us, our management or our industry;

•                  fluctuations of exchange rates between the Renminbi and the U.S. dollars;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or ADSs; and

•                  sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our dual-class share structure with different voting rights and the restriction on transfer of Class B ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to five votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, or upon a change of control of any Class B ordinary share to any person who is not an affiliate of the registered holder of such Class B ordinary share, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Mr. Lei Sun, the chairman of our board of directors and our chief executive officer, beneficially owns an aggregate of 64,433,465 ordinary shares, representing in aggregate 66.8% of our total voting power as of June 15, 2020. Consequently, Mr. Sun will be able to significantly influence matters requiring shareholders’ approval such as electing directors and approving material mergers, acquisitions or other business combination transactions. The dual-class share structure will also allow Mr. Sun to have significant influence on requisition of extraordinary general meeting of shareholders and quorum required for general meeting of shareholders. See “Item 10. Additional Information—Our Post-Offering Memorandum and Articles of Association—“Voting Rights” and “General Meetings of Shareholders and Shareholders Proposals” for details. Mr. Sun may take actions that are not in the best interest of us or our other shareholders. This concentration of voting power and the restriction on transfer of Class B ordinary share may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, Mr. Sun could divert business opportunities away from us to himself or others. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in the initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after the initial public offering are available for sale, upon the expiration of the 180-day lock-up period beginning from the date of our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.  To the extent these shares are sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to certain lock-up requirements. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the Class A underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our sixth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our sixth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, unless:

•                  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted by the discretionary proxy on at the meeting may have an adverse impact on shareholders; or

•                  voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “ —You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our directors and officers have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively own an aggregate of 84.7% of our total voting power as of June 15, 2020. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of voting power may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised financial accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq’s corporate governance requirements.

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We followed home country practice with respect to the independence requirements for the majority of the board being independent.

Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules because Mr. Lei Sun, the chairman of our board of directors and our chief executive officer, owns more than 50% of our total voting power as of March 31, 2020. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2019, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and we will likely be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. —Taxation—United States Federal Income Taxation) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised financial accounting standards and, as a result, we will comply with new or revised financial accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We initially conducted our business through Jiufu Shuke Technology Group Co., Ltd. (“Jiufu Shuke,” formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), a PRC company incorporated in December 2006.

We restructured our corporate organization in 2014. In January 2014, we incorporated our current holding company in the Cayman Islands under the name of JIUFU Financial Technology Service Limited, which was later changed to 9F Inc. in June 2014. In February 2014, we incorporated JIUFU Financial Information Service Limited in Hong Kong (“9F HK”), as a wholly-owned subsidiary of 9F Inc. We incorporated Beijing Jiufu Lianyin Technology Co., Ltd. (“Jiufu Lianyin”), in June 2014 and Shanghai Jiufu Network Co., Ltd., in August 2014 in China as wholly owned subsidiaries of 9F HK.

In August 2014, Jiufu Lianyin obtained effective control over Jiufu Shuke and Beijing Puhui Lianyin Information Technology Co., Ltd. (“Beijing Puhui”), a consolidated affiliated entity incorporated in January 2014 through a series of contractual arrangements. In July 2015, August 2015 and May 2020, we amended and restated some of the abovementioned contracts with then existing shareholders of Jiufu Shuke and Beijing Puhui.  In April 2020, Zhuhai Xiaojin Hulian Technology Co., Ltd. (“Xiaojin Hulian”), Beijing Diyi Technology Co., Ltd. (“Beijing Diyi”) and Zhuhai Wukong Youpin Technology Co., Ltd. (“Wukong Youpin”), each a wholly-owned subsidiary of us in China (Xiaojin Hulian, Beijing Diyi, Wukong Youpin, together with Jiufu Lianyin, the “WFOEs”), obtained effective control over Zhuhai Huike Lianyin Technology Co., Ltd. (“Zhuhai Lianyin”), Beijing Jiufu Meihao Technology Co., Ltd. (“Jiufu Meihao”) and Beijing Wu Kong Mao Technology Co., Ltd. (“Wu Kong Mao,” formerly known as Beijing Chaoka Internet Technology Co., Ltd.) respectively through a series of new contractual arrangements. As a result of our direct ownership in our WFOEs and the contractual arrangements with Beijing Puhui, Jiufu Shuke, Zhuhai Lianyin, Jiufu Meihao and Wu Kong Mao, which are our VIEs, we will be regarded as the primary beneficiary of our VIEs, and may treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we will be able to consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

We restructured certain of our VIEs and their subsidiaries in April 2020 and currently conduct substantially all of our operations through our PRC and Hong Kong subsidiaries and our consolidated affiliated entities and their subsidiaries. We established three new VIEs, Wu Kong Mao, Jiufu Meihao and Zhuhai Lianyin to develop our E-commerce and local life servicing platform, online wealth management product related business and consumer finance related technology services. The online lending platform business, a major part of our business, is mainly conducted by Beijing Jiufu Puhui Information Technology Co., Ltd. (“Jiufu Puhui”), a wholly owned subsidiary of Jiufu Shuke. The loan products related business is mainly conducted by Xinjiang Teyi Shuke Information Technology Co., Ltd. (“Xinjiang Shuke”, formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.), a wholly owned subsidiary of Wu Kong Mao through Beijing Lirongxing Commercial Trading Co., Ltd., (“Beijing Lirongxing”), and Zhuhai Onecard Xiaojin Technology Co., Ltd. (“Zhuhai Xiaojin”, formerly known as Zhuhai Jiufu Xiaojin Technology Co., Ltd.), a wholly owned subsidiary of Zhuhai Lianyin. Jiufu Lianyin provides technical support to our operations.

We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through 9F Primasia Securities Limited, or 9F Primasia Securities, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through 9F Primasia Securities. We provide insurance brokerage business in Hong Kong through 9F Wealth Management Limited, a company we acquired in July 2017.

On August 15, 2019, our ADSs commenced trading on the Nasdaq Global Market under the symbol “JFU.” We raised from our initial public offering approximately US$57.7 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at Jiufu Building, Rongxin Technology Center, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86 +86 (10) 8527-6996. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at http:// http://ir.9fgroup.com/.

B.                                    Business Overview

We are a leading digital financial account platform integrating and personalizing financial services in China with the footprint expanding overseas. We provide a comprehensive range of financial products and services across loan products, online wealth management products, and payment facilitation, all integrated under a single digital financial account.

Our Products and Services

Digital Financial Account

We offer a single digital financial account for each user on our digital financial account platform, providing a comprehensive range of financial products and services. Our digital financial account provides a one-stop digital solution for users to address many of their financial needs including online lending, online wealth management and payment facilitation.

In addition, our digital financial account platform lays the foundation for a convenient transition in our users’ activities with us. While some of our users started as borrowers on our platform, as they continue to accumulate their personal wealth, they can also take advantage of our online wealth management products at later stages of their financial lifecycle. At the same time, investors may also tap into our loan products from time to time to finance their consumption at an affordable cost.

Loan Products

We offer loan products to borrowers. The loan products we offer to borrowers are funded by investors and institutional funding partners. Our loan products are generally unsecured. For revolving loan products and non-revolving loan products, our credit decisions are typically made within three minutes for first-time applicants and in real-time for repeat borrower drawdowns within the approved credit limits. Loan disbursements generally occur on the business day after the loan application is approved. For our revolving loan products, borrowers may take out multiple loans within their approved credit limits. These features are essential to meet the borrowers’ time-sensitive and recurring financial needs.

As of December 31, 2017, 2018 and 2019, the total outstanding loan balance was RMB45.7 billion, RMB52.0 billion and RMB76.0 billion (US$10.9 billion), respectively.

Revolving Loan Products

We offer a revolving loan product through One Card. In approving a One Card user, we make the credit decision regarding whether to extend credit, how much credit to extend (the credit limit) and the borrowing cost based on our review of the user’s credit profile. We conduct credit re-assessment for each drawdown of the revolving loan products and charge service fee for each drawdown. Please refer to “—Risk Management—Our Proprietary Credit Assessment Process—Proprietary Credit Scoring and Risk Pricing Models” and “—Risk Management—Our Proprietary Credit Assessment Process—Translating Credit Assessment into Pricing.”

Our One Card users draw upon approved credit limits to make online and offline transactions with our merchant partners. The approved credit limits can also be drawn to meet the users’ other financial needs.

•                  Online: Users can draw upon approved credit limits to purchase goods on the 9F One Mall, our proprietary online shopping platform providing products from third-party e-commerce platforms. Users can also withdraw cash from the approved credit limits to meet other financial needs.

•                  Offline: We partner with China UnionPay, China’s largest card payment organization, as well as commercial banks to offer virtual credit solutions through which our users may draw upon approved credit limits for general offline payments to merchants connected by China UnionPay.

The approved credit limits of our revolving loan products do not exceed RMB200,000 (US$28,728.2). In 2017, 2018 and 2019, we originated RMB43.2 billion, RMB40.3 billion and RMB16.3 billion (US$2.3 billion), respectively, in revolving loan products. The loans originated by us under our revolving loan products in 2017, 2018 and 2019 had an annualized interest rate ranging from 7.0% to 16.0%. The weighted average sizes of the loans originated by us under our revolving loan products in 2017, 2018 and 2019 were RMB7,960, RMB5,668 and RMB5,751 (US$826.1), respectively. The applicable terms of our revolving loan products are 1 to 48 months.

We set user borrowing costs for our revolving loan products based on a proprietary, tiered credit pricing model. Please refer to “—Risk Management—Our Proprietary Credit Assessment Process—Proprietary Credit Scoring and Risk Pricing Models.” Key factors include the borrowers’ credit history, transactional behaviors and other underwriting factors.

For our revolving loan products under our Online Lending Information Intermediary Services, the typical borrowing cost payable by borrowers for loans originated until February 2020 included (i) interest payable to investors, (ii) service fees charged by us for our loan facilitation services and post-origination services, (iii) post-loan service fees payable to third-party collection companies for loan collection services and arbitration services, and (iv) an insurance premium to be paid to the insurer until November 2019 or money contribution to the depository account which was set up by Guangdong Success, an independent third party, and the guarantee fee to be paid to Guangdong Success for the guarantee services provided, as the case may be. For loan originated since February 2020, the typical borrowing coast payable by borrowers includes (i) interest payable to investors, (ii) service fees charged by us for our loan facilitation services and post-origination services, (iii) post-loan service fees payable to third-party collection companies for loan collection services and arbitration services, and (iv) money contribution to the depository account which was set up by Zhongtian Guarantee, an independent third party. Loan principal, interests and other borrower payables, if applicable, are repaid on monthly basis. Prepayments require our pre-approval. We set prepayment fees at the rate negotiated with the borrower on a case-by-case basis. Borrowers are subject to penalty fees for late payment. Prepayment fees and penalty fees, each if applicable, are part of borrowing cost that a borrower is subject to. Prepayment fees and penalty fees for our Online Lending Information Intermediary Services were paid to the depository account set up by Guangdong Success for loans originated before February 2020. For loans originated after February 2020, prepayment fees and penalty fees for our Online Lending Information Intermediary Services are paid to the depository account that was set up by Zhongtian Guarantee. Please refer to “—Risk Management—Investor Protection Mechanism.”

Non-revolving loan products

We offer fixed-term loan products that cover key consumption verticals such as home improvement, education, elective medical care services and consumer electronics. These loan products are often offered by us in collaboration with leading consumption-based lending platforms, including home improvement, education and elective medical care services.

The terms of our non-revolving loan products do not exceed 48 months. In 2017, 2018 and 2019, we originated RMB14.2 billion, RMB4.5 billion and RMB3.9 billion (US$0.6 billion) of non-revolving loan products, respectively. The loans originated by us under our non-revolving loan products in 2017, 2018 and 2019 had an annualized interest rate ranging from 6.0% to 19.0%. The weighted average sizes of the loans originated by us under our non-revolving loan products in 2017, 2018 and 2019 were RMB5,968, RMB7,624 and RMB5,040 (US$724.0), respectively. The applicable terms of our non-revolving loan for products are 1 to 48 months.

We price our non-revolving products under our Online Lending Information Intermediary Services similarly to how we price our revolving loan products. In addition, the repayment of loan principal and interests, and the payment of prepayment fees and penalty fees, if applicable, are similar to the same under our revolving loan products. See “—Our Products and Services—Loan Products—Revolving Loan Products.”

Direct lending program

Loan products funded by institutional funding partners count towards loan products under our direct lending program. We have been developing our direct lending program rapidly since 2018 and intend to cooperate with more institutional funding partners to further strengthen and diversify our funding sources. We currently provide traffic referral and risk management services to institutional funding partners in collaboration with financing guarantee companies allowing the institutional funding partners to access to borrowers who passed our risk assessment. Our cooperation with PICC on new loans under our direct lending program has been suspended since December 2019. For details, please refer to “—Users and Partners—Financial Institution Partners—Institutional Funding Partners.”

The typical borrowing cost payable by borrowers under our direct lending program includes (i) interest payable to our institutional funding partners, (ii) service fees charged by us directly from the borrowers until April 2019, and (iii) an insurance premium to be paid to PICC until December 2019 or guarantee fees to be paid to financing guarantee companies starting from September 2019. Loan principal, interests and other borrower payables, if applicable, are repaid on monthly basis. Institutional funding partners approve the prepayments and set the rate of prepayment fees. Borrowers are subject to penalty fees for late payment. Prepayment fees and penalty fees, each if applicable, are part of borrowing cost that a borrower is subject to. Prepayment fees and penalty fees are paid to our institutional funding partners.

In 2017, 2018 and 2019, we originated RMB109.6 million, RMB749.3 million and RMB34,901.7 million (US$5,013.3 million) of loan products under our direct lending program.

Online Wealth Management Products

We offer a suite of online wealth management products to investors across our online platforms, including Wukong Licai, 9F Wallet (formerly known as Jiufu Jinrong) and 9F Puhui. Our original online wealth management product was a fixed income product representing the loans we facilitate. In 2017, we expanded our product suite to include onshore and offshore investment options including stock, insurance, bank wealth management products and mutual funds. Fixed income products currently constitute a significant portion of the online wealth management products we offer. We are also actively diversifying our online wealth management products by offering an increasing amount of other types of investment products such as stock, insurance, bank wealth management products and fund investment products, and the investment amounts under other onshore and offshore investment products are on the rise.

Fixed income products

Our fixed income products represent investments in the loans we facilitate primarily through One Card. An investor can individually invest in the loans through our self-directed investing tool, or they can invest by leveraging our automated investing tool. We charge investors service fees. The minimum investment amount of our fixed income products is RMB100.0 (US$14.4).

In 2017. 2018 and 2019, our fixed income investment volumes were RMB88.9 billion, RMB82.2 billion and RMB65.7 billion (US$9.4 billion), respectively. This represented a per-investor average of approximately RMB73.5 thousand, RMB95.3 thousand and RMB129.8 thousand (US$18.6 thousand), respectively during the same periods. The average annualized rates of return of our fixed income products were 9.6%, 8.7% and 7.8% in 2017 and 2018 and 2019, respectively.

Other onshore and offshore investment products

In 2017, we began offering, and expect to offer, an increasing amount of onshore and offshore investment products including stock, insurance, bank wealth management products and fund investment products:

•                  Stock Investment:  We engage in stock distribution and offer offshore stock investment products to provide investors with access to stock subscription and trading opportunities in Hong Kong through 9F Benben, a proprietary platform operated by 9F Primasia Securities. Through 9F Benben, we also provide investors with access to stock trading opportunities in the U.S.

•                  Insurance:  We offer offshore insurance products such as medical insurance products and education insurance products through 9F Wealth Management Limited, an insurance broker operating in Hong Kong. We started to sell onshore insurance products through Jiuxing Insurance (a company incorporated in China and formerly known as Ruifeng Insurance) in the fourth quarter of 2019 and suspended the sales due to our business adjustment in 2020.

•                  Bank wealth management products: Starting from the second half of 2019, we sell bank wealth management products of PRC banks through our online platforms, such as Wukong Licai and 9F Wallet.

•                  Fund Investment:  We offer fund investment solutions through fund distribution platforms, notably CSJ Golden Bull, a nationally-recognized fund rating and distribution platform and also one of our associated companies.

Investing Tools—Automated

Our investors can leverage our automated investing tools to invest in fixed income products. With our automated investing tools, an investor agrees to invest a specified amount of money (investment balance) to borrowers through our platform for a specified period of time (investment commitment period) with an expected rate of return. Once an investor commits funds using the tool, his or her funds are automatically allocated among approved borrowers. As an underlying loan is repaid within the investment commitment period, the realized funds will be automatically reinvested according to the investors’ preset investing criteria. If an investment commitment period ends during the term of an underlying loan, we will facilitate the investor’s exit on the investor’s behalf by transferring his or her rights with respect to the underlying loans. Our automated investors tools will then arrange such loans to be funded by new investors making investments in our fixed income products, whom we match to the underlying borrower. There is no guarantee that the transfer of the underlying loans at the end of the investment commitment period will be arranged successfully.

We offer fixed-income products with investment commitment periods mainly ranging from three months to four years with expected rates of return ranging from 6.0% to 12.0% per annum and a minimum commitment amount of RMB100. An investor will be repaid the principal and interest at the end of the investment commitment period which is non-extendable. However, an investor may elect to reinvest his or her funds in the form of subscription for a new fixed-income product before or upon the end of the current investment commitment period.

If a cash-out request is made by an investor within the investment commitment period, we have discretion to handle the transfer request on a case-by-case basis. Before October 2019, if the transfer was arranged successfully, the investor would receive the principal and the accrued interest as determined by the actual investment period, and we would charge an investor service fee for early termination. Since October 2019, if a cash-out request made by an investor within the investment commitment period meets our pre-set conditions, such as humanism or system failure, and the loan transfer is therefore arranged successfully, the investor would only receive the principal, while we would not charge service fees for early termination. There is no guarantee that the reinvestment and the transfer request of a loan made within the investment commitment period will be arranged successfully.

For 2019, the investments made through automated investing tools accounted for 99.6% of the total fixed income investment volume. In 2017 and 2018 and 2019, the average annualized rates of return for those investments were 9.6%, 8.7% and 7.8%, respectively.

Investing Tools—Self-directed

Our investors can also leverage our self-directed investing tool to invest in fixed income products. Our self-directed investing tool enables investors to manually select investment opportunities among approved borrowers posted on our platform. After selecting a desired loan, the investor then agrees to commit a certain amount of funds to a specific borrower through our platform until the maturity of the loan. Funds are transferred through the custodian bank from an investor’s account to a borrower’s account once the loan is fully subscribed. Any investor who wants to withdraw committed funds prior to the maturity of the loan may transfer his or her rights in the loan on his or her own initiative. There is no guarantee that the transfer requests made prior to the maturity of the loans will be arranged successfully. For 2019, the investments made through self-directed investing tools accounted for 0.4% of the total fixed income investment volume.

Payment facilitation and other products and services

We help our One Card users pay credit card bills and household bills such as utilities bills using approved credit limits under One Card. In addition, we provide other value-added services including credit history search, debt consolidation and user referral services. We also provide our advanced technologies to our customers. In 2019, we officially launched our proprietary platform, 9F Superbrain, that integrates our core artificial intelligence, cloud and blockchain technologies. 9F Superbrain provides our financial institution partners and merchant partners with highly customized modularized service packages. We have also launched a SaaS version of this platform to drive our expansion into South East Asia and other international markets. We commenced online direct sales of upscale products in the first quarter of 2019 and terminated such sales in the third quarter of 2019.

Our E-Commerce Channels

We have established e-commerce channels to connect our users and merchant partners, and facilitate loans. Users may purchase goods offered by third-party merchant partners on our 9F One Mall (formerly known as the “One Card Mall”), a proprietary online shopping platform of pre-approved merchants and products accessible via a user’s mobile device. Our collective product suite is specifically oriented towards our financially literate, creditworthy user base and includes competitively-priced, albeit higher value, items across 15 major product categories such as mobile phones, electronics, fashion accessories, cosmetics, as well as various life servicing products such as mobile phone recharge services and ticketing services. We process the purchase orders placed through 9F One Mall by passing the relevant orders to the merchant partners and subsequently settle the payments to merchant partners. Our merchant partners are responsible for storage and delivery of products. This arrangement allows us to develop and grow our e-commerce channels without building our own fulfillment infrastructure for warehousing and delivery.

We have been rapidly developing our E-commerce channels since the end of 2019. We rebranded our 9F One Mall to a wider user base, targeting customers of not only One Card users. We also connect more local life servicing consumption scenarios in connection with the verticals of health, entertainment, and tourism. As of December 31, 2019, registered users on 9F One Mall reached approximately 5.3 million.

Our e-commerce channels are essential to our ecosystem connecting borrowers, merchant partners, investors and financial institution partners. Moreover, the e-commerce channels play integral roles in our risk management by tracking a borrower’s use of loan proceeds while collecting behavioral data.

Users and Partners

Users are drawn to our platform for access to financial products, including loan products and online wealth management products, concisely delivered and managed through a digital financial account. Our platform encourages personal financial development and maturity, which we believe is evidenced by the fact that we are more often seeing borrowers evolve into investors on our platform. See “—Our Products and Services—Digital Financial Account.”

Partners, both merchants and institutional funding partners, are drawn to our platform for access to our users in the context of a high-quality ecosystem.

Our Borrowers

We aim to serve young and financially literate borrowers underserved by traditional financial institutions. The number of active borrowers increased from approximately 1.3 million in 2016 to approximately 3.6 million in 2017, and decreased to approximately 2.3 million in 2018 due to the challenging regulatory environment negatively affecting the growth of our business. The number of active borrowers in 2019 was 2.8 million.

Our borrower base is young, with nearly 75.8% between 18 to 35 years old as of December 31, 2019.

Our Investors

Our investors directly invest through our online wealth management platforms which include Wukong Licai, 9F Wallet and 9F Puhui. The number of active investors decreased from 1.2 million in 2017 to 0.9 million in 2018, and further decreased to 0.5 million in 2019 due to the challenging regulatory environment negatively affecting the growth of our business.

As with our borrowers, our investors tend to be young with approximately 46.6% of our investors between 20 to 35 years old as of December 31, 2019. We have consistently achieved high repeat investment rates. Our repeat investment rates were 84.3%, 90.8% and 96.0%, respectively, in 2017, 2018 and 2019, respectively.

In 2017, 2018 and 2019, the average investment amount per investor was RMB73.5 thousand, RMB95.3 thousand and RMB129.8 thousand (US$18.6 thousand), respectively. As of December 31, 2019, approximately 4.1% of the investors maintained an investment balance above RMB500 thousand.

In 2017, 2018 and 2019, our investors funded RMB57.4 billion, RMB44.9 billion and RMB20.2 billion (US$2.9 billion), respectively, in the loans we originated to borrowers, and not taking into consideration of reinvestments made by investors. As of December 31, 2019, our investors funded RMB50.3 billion (US$7.2 billion) of our total outstanding loan balance.

Financial Institution Partners

Financial institution partners include institutional funding partners under our direct lending program, and other financial institutions that provide insurance and guarantee protection to our investors and institutional funding partners. Our cooperation with PICC on new loans under our direct lending program has been suspended since December 2019. We have been developing our direct lending program rapidly since 2018 and intend to cooperate with more institutional funding partners to further strengthen and diversify our funding sources.

Institutional funding partners

Starting from 2016, we began to diversify our funding sources by introducing institutional funding partners under our direct lending program. We referred qualified borrowers directly to our institutional funding partners. Our institutional funding partners, after completing their internal risk assessment and loan approval procedures, made the final credit decisions and fund borrowers’ loans directly.

In 2018, we upgraded our direct lending program introducing a tri-party cooperation model where we, PICC, when it was engaged as an insurance company providing credit insurance, and the institutional funding partner leveraged each other’s respective capabilities and to collectively delivered a competitive credit solution to borrowers. Our value proposition was enablement, where we provided our institutional funding partners access to a high-quality borrower base as well as our risk management capabilities, and in most cases, in cooperation with PICC. PICC, when it was engaged, provided credit insurance to the institutional funding partners; meanwhile, PICC benefited from our risk management capabilities to provide credit insurance on loans of high-quality borrowers. The institutional funding partners made the final credit decision based on a credit assessment and also funded and serviced the loans. We also provided services after loan origination such as repayment facilitation and loan collection. This was particularly valuable for small and medium sized financial institutions that tend to lack the scale and technology to effectively compete with the larger financial institutions. We charged service fees, while PICC, when it was engaged as an insurance company providing credit insurance, charged insurance premiums. We have suspended our cooperation with PICC on new loans under our direct lending program since December 2019.

Since September 2019, we have started to cooperate with financing guarantee companies, which provide guarantee services to the institutional funding partners under our direct lending program. Financing guarantee companies protect institution funding partners up to the total amount of the principal, interests and penalty fee, if applicable, to be borne by the borrowers. Our value proposition is enablement, where we provide our institutional funding partners access to a high-quality borrower base as well as our risk management capabilities in collaboration with financing guarantee companies. Financing guarantee companies provide guarantee services to institutional funding partners; meanwhile, financing guarantee companies benefit from our risk management capabilities to provide guarantee protection on loans of high-quality borrowers. The institutional funding partners make the final credit decision based on a credit assessment and also fund and service the loans. We also provide services after loan origination such as repayment facilitation and loan collection. We charge service fees, and financing guarantee companies charge guarantee fees from the borrowers.

In 2017, 2018 and 2019, our institutional funding partners funded RMB109.6 million, RMB749.3 million and RMB34,901.7 million (US$5,013.3 million), respectively, in the loans we originated to our borrowers. As of December 31, 2019, our institutional funding partners had approved the funding limit in the aggregate amount of over RMB94.1 billion (US$13.5 billion) under our direct lending program. Our cooperation with financial institution partners is not subject to the relevant local regulatory requirements on online lending platforms providing online lending information intermediary services, such as our company, to reduce such platforms’ business scale and number of borrowers and lenders during the administrative verification period. Therefore, our strengthened cooperation with financial institution partners may ease the pressure brought about by the continuing challenging regulatory environment that negatively affect the growth of our business. We will be increasingly focus on developing our institutional funding partner base in the future.

Other financial institutions

We partner with Zhongtian Guarantee to provide guarantee services to investors for the loans we facilitate under our Online Lending Information Intermediary Services, strengthening the credibility of our platform. See “—Risk Management—Investor Protection Mechanism.” Under our direct lending program, we provide institutional funding partners access to a high-quality borrower base as well as our risk management capabilities in collaboration with financing guarantee companies; meanwhile, financing guarantee companies benefit from our risk management capabilities to provide guarantee protection on loans of high-quality borrowers. See “—Users and Partners—Financial Institution Partners—Institutional Funding Partners.”

Our Merchant Partners

We work with a large group of merchants as part of our commerce ecosystem. Merchant partners create consumption scenarios where a borrower will use an approved credit limit to transact with relevant merchant partners. Given our pricing power, in some cases, we earn revenue based on the difference between our negotiated product cost with the merchant and the price at which we execute a sale with the borrower.

As of December 31, 2019, we worked with approximately 56 merchant partners as part of our e-commerce channels on our 9F One Mall. Offline, we select commercial banks to offer virtual credit solutions and cooperate with offline merchant partners such as education institutions, elective medical care institutions and home improvement service providers to provide non-revolving loan products in key consumption verticals. In addition, we provide our advanced technology to our merchant partners through a SaaS offering, helping to optimize their business processes across customer acquisition, marketing, product design and development, risk management and transaction processing.

Our Other Partners

We benefit from our cooperation with strategic partners to acquire investors, and benefit from our cooperation with merchant partners to acquire borrowers. We also cooperate with partners to jointly provide services to institutional funding partners in areas such as credit risk management.

Risk Management

We operate a robust risk management platform for our Online Lending Information Intermediary Services extending across credit assessment, broad partner collaboration, efficient and compliant collection and arbitration process, and effective investor protection. Our risk management mission is to provide best-in-class credit assessment, fraud evaluation and product review, all within a streamlined, transparent and compliant workflow process. Under our direct lending program, our institutional funding partners who need to complete their own internal risk assessment and loan approval procedures, also benefit from our strong risk management capabilities because we direct qualified borrowers to institutional funding partners after we conduct initial credit assessment on these borrowers, and also provide services after loan origination such as repayment facilitation and loan collection. Financing guarantee companies provide guarantee protection to institutional funding partners. See “—Users and Partners—Financial Institution Partners.”

Our Proprietary Credit Assessment Process

Data Collection

The foundation of our credit assessment process is data. This includes data accumulated since our inception and data provided by the prospective borrower through the loan application. In addition, we also utilize the credit data from external sources to verify the borrowers’ information in compliance with industry practice.

Since our inception, we have built a comprehensive database of borrower profiles which we can use to evaluate individual loan applicants as well as identify fundamental credit trends that are broadly instructive to our underwriting process. We collect credit data from diversified external sources, such as government authorities and third-party data partners, as well as from our own aggregated data including actual credit performance of our existing borrowers. The typical information we collect from borrowers includes age, education level, marital status, occupation, credit history, and bank transaction history.

We make every effort to ensure the accuracy and reliability of the data we collect, as well as safeguard the privacy of such data. For example, we collaborate with third parties to verify the applicant’s identity by confirming his or her name, ID number and mobile number to ensure data integrity. We also cross examine data we collect from different outside source to verify the transaction history data. The data we collect for each loan applicant will be utilized in our credit assessment process. See “—Risk Management—Our Proprietary Credit Assessment Process—Comprehensive Analysis Across Six Dimensions.”

We combat fraud through proprietary advanced analytical methods, based on the information we collect, as well as working with our third-party data partners to access centralized databases of confirmed fraud cases, which serves as a critical and highly effective cross check of our own analyses. In addition, to effectively combat against fraudulent activities, we collect and analyze a borrower’s behavior data, social network and other data with his or her permission. We use artificial intelligence technology to detect various fraudulent patterns in real time.

The process of transforming unstructured and disparate data sets into structured datasets of useful features is technology intensive and integrates elements of artificial intelligence and machine learning. We broadly apply artificial intelligence and machine learning across credit risk assessment, fraud detection and process optimization, including data collection and feature engineering. The final output is a credit assessment, based on predictive credit performance, integrating six dimensions of a user’s credit profile with over 1,000 features.

Proprietary Credit Scoring and Risk Pricing Models

For our Online Lending Information Intermediary Services, our credit decisions are driven by a series of proprietary credit scoring models, collectively known as the Insight-Credit Score Model, which we believe represents one of our key competitive advantages. Our Insight-Credit Score model evaluates a potential borrower across six dimensions, leveraging hundreds of independent variables and 15 sub-models. The real-time nature of our modeling capabilities allows us to render a credit decision in seconds. Our Rainbow Rating system then translates the Insight-Credit Score into tiered credit approvals and pricing.

Comprehensive Analysis across Six Dimensions

The Insight-Credit Score Model evaluates underwriting variables, which we have found to be statistically significant, across six dimensions: applicant’s demographics, internal credit history, external credit history, repayment capacity, social network, and online merchandise transaction history. These six dimensions allow us to evaluate both a borrower’s willingness and ability to repay the loan on time.

Translating Credit Assessment into Pricing

Our Insight-Credit Score model makes an assessment of the credit delinquency risk of a prospective borrower in the form of a proprietary credit score called Insight-Credit Score. Our Rainbow Rating system, launched in March 2017, then translates the Insight-Credit Score into tiered credit approvals and pricing. Specifically, the Rainbow Rating divides eligible borrowers into seven grades represented by corresponding colors, namely red (lowest assessed delinquency risk), orange, yellow, green, blue, indigo and violet (highest assessed delinquency risk).

Loan applications by prospective borrowers classified as violet will usually be declined, while prospective borrowers falling under other credit rating grades will be considered and usually be assigned an approved credit limit and borrowing cost. The Rainbow Rating will be generated each time a borrower applies to draw down a loan, including a drawdown applied for by a repeat borrower for revolving loan products within his or her approved credit limit. For such repeat borrower, we consider his or her observed account behavior such as repayment history when we assign a Rainbow Rating.

Our Insight-Credit Score Model is developed and maintained by a dedicated team of more than 50 engineers and data scientists. Through real-time performance monitoring, we constantly evaluate the effectiveness of the variables we use to drive our models, while also searching to identify new variables and relationships to help render credit assessments.

Fraud Detection empowered by Artificial Intelligence

We combat fraud through a combination of data-driven technologies and analytical methods. At our inception our initial fraud assessments were largely based on known fraud patterns, and served as a foundation to build the comprehensive infrastructure we employ today:

•                  Social Network:  We are able to efficiently identify fraud schemes and criminal organizations by evaluating a prospective borrower’s publicly observable social network information.

•                  Pattern Recognition:  Largely through machine learning, we have trained our models to identify data anomalies and patterns indicative of fraud. For instance, we can match the circumstances of a fraud application with previously observed fraud schemes.

If the information provided by a prospective borrower combined with the outputs from our model is insufficient to automatically render a decision on fraud risk, the loan application will be subjected to manual review.

Collection and Arbitration

We have developed a systematic process to manage loans in delinquency. When a loan becomes past due for over one day, the loan enters our collection process. For the first 90-day collection period, the loan is managed by both of us and third-party collection companies. If a loan remains overdue after the 90-day period, we typically outsource loan collection to third-party collection companies. Collection tactics include text message reminders, phone calls and legal letters and are utilized intermittently on a case-by-case basis.

In addition, disputes arising from, and in relation to the loans facilitated under our Online Lending Information Intermediary Services may be submitted online to arbitration commissions. Such arbitration mechanism provides an efficient and private solution to manage the collection of delinquent loans.

Investor Protection Mechanism

Prior to August 2016, we offered investors protection service in the form of a quality assurance fund, whereby we charged borrowers quality assurance fund at a floating rate of the loan principal and deposited the quality assurance fund in our custodian bank account. In addition, if the loan repayment proceeds we received from the borrowers were higher than the expected return of the investors, the higher portion would be deposited in our custodian bank account in the form of quality assurance fund. If a loan became pass due for a certain period, we would use the quality assurance fund deposited in the custodian bank account to repay the loan principal and accrued interest to the affected investor. According to our agreements with investors, our contractual obligation for repayment of default loans was limited to the amount of quality assurance fund balance deposited in our custodian bank account.

In August 2016, we began to replace the former quality assurance model with an investors’ protection plan featured third-party insurance and guarantee protection mechanism. We gradually transferred the entire historical balance of the quality assurance fund from our own custodian bank account to the depository account, which was set up by Nanfeng Guarantee and supervised by China Taiping. Under this investors’ protection plan, a portion of borrowers were required to pay both money contributions to the depositary account and insurance premium to China Taiping. If a loan became past due for a certain period, Nanfeng Guarantee would use the cash available in the depository account to repay the investors up to the total amount of principal and accrued interest. If the total amount of the money in the depository account was not sufficient for full repayment to the investors, China Taiping will protect the investors up to the amount representing a certain percentage of the insurance premiums paid by the borrowers. Borrowers not participating in the Taiping insurance program were required to pay money contributions to the depository account, which was set up by Nanfeng Guarantee and supervised by China Taiping. If a loan became past due for a certain period, Nanfeng Guarantee would use the cash available in the depository account to repay the investors up to the total amount of principal and accrued interest until the depletion of the cash available in the depository account.

In September 2017, we began gradually replacing the previous investors’ protection plan with an enhanced investors’ protection plan. Under this enhanced investor protection plan, at the inception of the majority of loans with terms of no more than 12 months, we would require the borrower to pay the insurance premium to China Taiping. If a loan became past due for a certain period, China Taiping would protect investors up to the full amount of principal and accrued interest. All borrowers with loan terms of over 12 months, and all borrowers with loan terms of no more than 12 months but not participating in our Taiping insurance program, were required to make money contributions to the depository account, which was set up by Nanfeng Guarantee and supervised by China Taiping. If a loan became past due for a certain period, Nanfeng Guarantee would use the cash available in the depository account to repay the affected investor up to the total amount of principal and the accrued interest until the depletion of the cash available in the depository account.

In January 2018, we announced further upgrades to the enhanced investors’ protection plan. Under the upgraded investors’ protection plan, at the inception of the majority of loans with terms of no more than 12 months, we required the borrower to pay insurance premium to either China Taiping or PICC. If a loan became past due for a certain period, China Taiping or PICC would protect investors up to the full amount of the principal and accrued interest. The loans under China Taiping’s insurance protection obligation were all due by August 15, 2019; however, China Taiping’s insurance protection obligation has not been completely fulfilled as of the date of this annual report due to the ongoing insurance claim and settlement process. PICC provided insurance protection to all the new loans with terms of no more than 12 months that had been originated since May 2018 and covered by the insurance protection plan.  For the remainder of the loans with terms of no more than 12 months, we required the borrowers to pay money contributions to the depository account, which was set up by Guangdong Success, an independent third party. If a loan became past due for a certain period, Guangdong Success would use the cash available in the depository account to repay the investors up to the total amount of principal and the accrued interests until the depletion of the cash available in the depository account. For loans with terms of over 12 months, we required the borrower to pay money contributions to the depository account, and pay guarantee fee to Guangdong Success for the guarantee services provided. If a loan became past due for a certain period, Guangdong Success would use the cash available in the depository account to repay the total amount of principal and accrued interests of the investors until the depletion of the cash available in the depository account. If the cash available in the depository account was insufficient, Guangdong Success would repay the investors up to five times of the guarantee fee paid by the borrowers. Since November 2019, new loans with terms of no more than 12 months are no longer covered by PICC’s insurance protection plan; however, as of the date of this annual report, PICC continues to fulfill its insurance protection obligations for loans originated before November 2019 that were subject to PICC’s insurance protection plan.  Furthermore, Guangdong Success no longer provides guarantee protection on new loans facilitated after February 2020; however, as of the date of this annual report, Guangdong Success continues to fulfill its obligation for loans facilitated before February 2020 that were subject to Guangdong Success’ guarantee protection plan.

Since February 2020, we have begun to collaborate with Zhongtian Guarantee, an independent third party. For all the new loans originated since February 2020, borrowers are required to pay money contributions to the depository account set up by Zhongtian Guarantee. If a loan past due for a certain period, Zhongtian Guarantee will use the cash available in the depository account to repay the investors up to the total amount of principal and the accrued interests until the depletion of the cash available in the depository account.

Information Technology and Data Protection

Our success is, in part, dependent upon our strong, secure and scalable technological capabilities across data science, artificial intelligence and cloud computing. Principal components of our advanced information technology include:

•                  Data science.  Data science is at the heart of our business:

•                  We have massive data sets. As of December 31, 2019, we have accumulated over 5,549 terabytes of data since our inception and each day, on average, we accumulate an additional 243 gigabytes.

•                  Our data mining and user behavior analytical capabilities allow us to build a comprehensive credit profile for each borrower for the purpose of assessing both credit needs and delinquency risk.

•                  We leverage advanced analytical methods such as artificial intelligence specifically machine learning around data analysis. Critical applications include fraud detection, optimization of resource allocation and improvement of operational efficiency.

•                  Security.  We are committed to maintaining a secure online platform:

•                  We carefully protect user information. For any transmission of user information, we use data encryption to ensure confidentiality. We employ data slicing and distribute the storage of a user’s data points across several servers. The encryption of our applications is reinforced to prevent any attempt of de-coding or counterfeiting.

•                  We have built a firewall that monitors and controls incoming and outgoing platform traffic and defends against distributed denial-of-service attacks. Once any abnormal activity is detected, our system will immediately notify our IT team while automatically activating our third-party traffic control service to prevent any harm to our platform.

•                  We have adopted a series of policies on internal controls over information systems, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control.

•                  We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

•                  Cloud-based services and computing capabilities.  We employ cloud-based computing for our user-facing systems and services. This ensures our systems can scale with our growth, that we can remain flexible with limited maintenance and that we can customize certain applications where necessary. As of December 31, 2019, we have deployed 2,898 servers with 6,630 terabytes of storage space, supported by an optimized algorithm of border gateway protocol, which enables us to quickly adjust resources to meet fluctuating or unpredictable system demands.

•                  Artificial intelligence.  We have invested considerably in the research and development of artificial intelligence. We have established an in-house artificial intelligence institute bringing together more than fifty experts recruited from both leading technology companies and academia. We have commercially applied artificial intelligence technology not only in fraud detection but also in smart customer service and automatic product recommendations. For example, we have successfully deployed customer service robots to answer questions from our users.

•                  System stability.  Our system infrastructure is primarily hosted within data centers at two separate locations in Beijing and Hangzhou. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functionality of other components. This makes our platform both highly reliable and scalable, and prevents potential system failures caused by system error of a single component.

•                  Scalability.  With modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time. Today, we process approximately 12.2 million transactions per day on average, with peak volumes of approximately 72.1 million daily transactions.

•                  Automation and blockchain technology.  Our credit decision engine is highly automated. We leverage over one thousand attribute-based rules, with real time model sample updates based on automatic pattern recognition. We also analyze multi-dimensional behavioral data which allows us to provide increasingly personalized offerings to our borrowers.

In addition to the foregoing technologies we employ to support our highly automated platform, we have taken various measures to ensure uninterrupted operation of our platform. For example, we adopt self-healing technology enabling our system to perceive malfunctions and make necessary adjustments to restore normal operational capacity without human intervention. Also, our system integrates with systems of the multiple data providers who serve as backups for each other. If services provided by one data provider are suspended, our system will shift to the backup sources automatically to ensure no interruption to our operation.

We have invested in the commercialization and application of emerging new technologies such as blockchain technology, including payment processing and infrastructure provision. We currently focus on developing technologies such as alliance chain technology.

Sales and Marketing

We benefit from a large user base and strong brand recognition in China, helping to drive word-of-mouth marketing. As a supplement to word-of-mouth marketing, we also employ advertising campaigns through online marketing channels, including:

•                  General online marketing.  Our general online marketing relies mainly on data driven search engine marketing and displaying advertisements on portal websites. In addition, we promote our brand and software through our corporate pages on popular interactive social media platforms.

•                  Online video platforms.  We collaborate with a number of major television producers and online video platforms to conduct brand promotion, often targeting where we can match our target demographics with the audiences of television and video audiences.

•                  Loyalty program.  We launched a loyalty program in 2018 under which the members can gain access to an enhanced suite of services ranging from premier online wealth management products to product discounts on online shopping platform. We intend to grow our membership base as we scale since we view it as a significant future contributor to traffic and product volumes.

•                  User referrals. We acquire users through user referrals by giving certain benefits to existing users if they can successfully invite others to become our active users.

•                  Partner referrals.  We acquire certain users through partner referrals.

Internationalization

We have established operations in Hong Kong and Indonesia and are in the process of expanding investment in Southeast Asia and establish deeper cooperation with local financial institutions where we see meaningful opportunities relating to the export of our advanced and robust technology capabilities. We are expanding our footprint overseas and have acquired businesses and established operations in countries of Southeast Asia covering Indonesia, Thailand, Philippines, Vietnam and Singapore. In particular, starting from 2019, driven by our strategy focusing on technology enablement, we have enhanced our business development in Indonesia, Thailand and Philippines, which allow us to cross sell more products and services and monetize our advanced and robust technology capabilities. Furthermore, in 2019, we established cooperation with the Thailand branch of Commerce International Merchant Bank, a major bank in Southeast Asia with headquarter in Kuala Lumpur, to provide our proprietary risk management technologies in tiered pricing and anti-fraud modeling. We have obtained a few key financial service licenses in Hong Kong, Indonesia, Thailand and Philippines, and we plan to apply for additional licenses that are critical for executing our business strategies. We established a research and development center in Shenzhen during the third quarter of 2019 to build an artificial intelligence and risk management team that is dedicated in streamlining our support for overseas markets, strengthening our risk management capabilities, and developing new and innovative modules and applications for our overall business development.

Competition

The industries we are operating in are competitive and evolving. It provides a new means for borrowers to obtain financing and for investors and institutional funding partners to seek new investment and lending opportunities. With respect to loan products, we compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms and other independent consumer finance platforms; with respect to online wealth management products, we compete with market players such as internet ecosystem owners providing cash management and quasi fixed income products, online third-party financial brokers and information providers, and marketplace lending platforms. Some of our larger competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their development. Our competitors may also have more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that our ability to compete effectively for borrowers, investors, institutional funding partners and other partners depend on many factors, including the variety of our products and services, user experience on our platform, effectiveness of our risk management, our technological capabilities, the risk-adjusted returns offered to investors, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business grows, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategies depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2019, we have registered 349 trademarks with the Trademark Office of the PRC National Intellectual Property Administration, or the Trademark Office, 261 software copyrights with the PRC National Copyright Administration, and 227 domain names. Furthermore, we are in the process of applying for trademark registrations in Hong Kong, Indonesia, Thailand, Vietnam and Philippines.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may not be able to prevent unauthorized use of our intellectual property and may be subject to intellectual property infringement claims, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.” and “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Seasonality

We may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our borrowers may use their borrowing proceeds to finance their personal consumption needs. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Related to Our Business Operation in China

Regulations Related to Foreign Investment

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the PRC Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in the PRC, replacing the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the PRC Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The most recent version of the negative list was issued in 2019.

PRC Foreign Investment Law and the Implementation Regulations allow foreign-invested enterprises established prior to January 1, 2020 and having corporate structure and governance inconsistent with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, to maintain their corporate structure and governance within a five-year transition period, but require adjustment for compliance with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, shall be completed prior to the expiration of such transition period.

Foreign investors and foreign investment enterprise are also required to submit information reporting in accordance with the PRC Foreign Investment Law and the Implementation Regulations and will be imposed legal liabilities for failure to comply with such requirements.

Regulations Related to Online Lending Information Intermediary Services

Due to the relatively brief history of the online lending information intermediary services in China, the regulatory framework governing the industry has not developed comprehensively. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the industry. However, the interpretation and implementation of some of these laws and regulations remain uncertain and may be subject to further detailed guidance to be promulgated by the regulators. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we operate in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with applicable laws and regulations. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected.”

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT, the CBRC, and other relevant government authorities, promulgated the Internet Finance Guidelines. The Internet Finance Guidelines defines peer-to-peer lending and borrowing, or P2P lending, as direct loans between lenders and borrowers through an online platform, which shall be governed by the Contract Law of the PRC, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Internet Finance Guidelines specifies that CBRC is responsible for the administration of the P2P lending industry. Pursuant to the Internet Finance Guidelines, online lending information intermediaries shall act as an intermediary to provide information exchange, matching, credit assessment and other intermediary services for P2P lending which occurs directly between individuals. The online lending information intermediaries shall not engage in illegal fund-raising, nor shall they provide any credit enhancement service. The Internet Finance Guidelines also requires the online lending information intermediaries to separate funds of the borrowers and lenders from its own funds and set up custody accounts with banks to hold funds of the borrowers and lenders.

On April 12, 2016, the General Office of the State Council issued the Circular of the General Office of the State Council on Issuing the Implementation Plan of the Special Rectification of Internet Financial Risks, or the Implementation Plan, which, among other things, sets forth certain principles for online lending information intermediaries, including that they shall not set up capital pools or provide loans, finance for themselves, promise on repayment of principals and interests, or engage in offline marketing. By issuing the Implementation Plan, the General Office of the State Council started to launch a campaign to rectify risks in and to regulate the internet finance industry, including the online lending information service industry. On April 13, 2016, CBRC issued the Circular on Issuing the Implementation Plan of the Special Rectification of P2P Lending Risks, or the P2P Implementation Plan, to further specify certain criteria and principles for the rectification and regulating of online lending information intermediaries.

On August 17, 2016, CBRC, MIIT and other relevant government authorities published the Interim Measures, setting out a legal framework for the entire P2P lending industry. The Interim Measures categorizes online lending information intermediaries as financial information intermediary institutions that are engaged in P2P lending information intermediary services and provide borrowers and lenders with information collection, information publication, credit assessment, information exchange, loan facilitation and other intermediary services mainly through the internet.

According to the Internet Finance Guidelines and the Interim Measures, intermediaries that provide online lending information services may not engage in certain activities, including, among others, (i) holding investors’ fund or setting up capital pools with investors’ fund, (ii) providing security or guarantee to investors as to the principals and returns of the investment, (iii) issuing or selling any wealth management products, (iv) splitting the terms of any financing project, and (v) promoting its financial products on physical premises. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the borrowers’ and investors’ information, and to set up custody accounts with qualified banks to hold user funds.

Any violation of the Interim Measures by an online lending information intermediary may lead to certain penalties as determined by applicable laws and regulations. If the applicable laws and regulations are silent on the penalties, the competent regulators may impose penalties in accordance with the Interim Measures, which include but are not limited to warning, rectification, tainted credit record and fines up to RMB30,000 (US$4,309.2).

Our platform, Jiufu Puhui, operated by Jiufu Puhui, a subsidiary of one of our variable interest entities, is engaged in online lending information intermediary services. To comply with existing laws, regulations, rules and governmental policies relating to online lending information intermediary services, we have implemented and will continue to implement various policies and procedures to conduct our business and operations. However, given that detailed regulations and guidance of online lending information intermediary services are yet to be promulgated, we cannot be certain that our existing business practices would not be deemed to violate any existing or future laws, rules, and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we operate in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with applicable laws and regulations. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of regulatory authorities, our business, financial condition and results of operations may be materially and adversely affected.”

Regulations related to private lending and intermediation

The Contract Law of the PRC, which became effective in October 1999, or the Contract Law, confirms the validity of loan agreement between natural persons and provides that a loan agreement between natural persons becomes effective when the lender provides a loan to the borrower. The Contract Law also provides that the interest rates charged under the loan agreement between natural persons shall not violate the applicable provisions of the PRC laws and regulations.

In accordance with the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending refers to the financing activities between and among natural persons, legal persons, or other organizations. The Private Lending Judicial Interpretations provides that agreements between a lender and a borrower on loans with annual interest rates below 24% are generally valid and enforceable unless they fall into certain situations provided under the Contract Law generally affect the validity and enforceability of any kind of contracts, including damaging interests of the state, the community or any third parties, concealing illegal intentions with a lawful form or violating mandatory requirements of PRC laws and administrative regulations. With respect to loans with annual interest rates between 24% and 36%, the general rule of the PRC courts would be to only support interest claims that do not exceed 24%. For interests whose annual rates fall between 24% and 36%, if a borrower has repaid such interests and such repayment does not damage interests of the state and the community or any third party, such borrower’s request to demand return such interest is likely to be denied by PRC courts. If the parties agree on annual interest rates higher than 36%, the agreement to pay interests in excess of 36% on an annual basis is invalid, and the PRC courts will support the borrower’s request to demand return of the portion of interests in excess of 36% even if such interests have been paid to the lender.

In addition, on August 4, 2017, the Supreme People’s Court issued the Circular of the Supreme People’s Court on Issuing Several Opinions on Further Strengthening the Judicial Practice Regarding Financial Cases, or Financial Cases Judicial Interpretation, which provides, among others, that (i) if the aggregate amount of interests, compound interests, delinquency interests, liquidated damages and other fees charged by a lender exceeds 24% per annum under a loan agreement, the claim of the borrower to adjust or reduce the part of such aggregate amount in excess of 24% per annum will be supported by the PRC courts; and (ii) circumvention of the maximum interest rates requirements by online lending information intermediaries and lenders through charging intermediary service fees shall be invalid.

An intermediation contract is defined by the PRC Contract Law as an agreement whereby the intermediary, in consideration of service fees by its client, refers to its client contract opportunities or provides other services related to contract formations. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the contract opportunity. If an intermediary conceals any material fact intentionally or provides false information in connection with the contract opportunity, which results in harm to the client’s interests, such intermediary forfeits its service fees and is liable for the damages so incurred by the client. Financial Cases Judicial Interpretation further specifies that the relationship between an online lending information intermediary and each other party of an online lending loan agreement is an intermediary contractual relationship; but if the intermediary service fees charged by an online lending information intermediary are found to be instrumentalities to circumvent the statutory limit of the interest rate, such intermediary service fees will be invalid. Our business of connecting investors and borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law.

Regulations related to filings for online lending information intermediaries

Pursuant to the Interim Measures, an online lending information intermediary must make a filing with the competent local financial regulatory authority.

On October 28, 2016, CBRC, the SAIC and MIIT jointly released the Record-filing Guidelines, which provides specific implementation rules in relation to the filing and registration requirements set out under the Interim Measures. Pursuant to the Record-filing Guidelines, a newly established online lending information intermediary is required to make a filing with the local financial regulatory authority within ten business days after it obtains a business license, while online lending information intermediaries established and started to conduct business prior to the promulgation of the Record-filing Guidelines shall apply for record-filing after completion of risk rectifications in accordance with relevant arrangement under the P2P Implementation Plan.

On December 8, 2017, the National Rectification Office, issued the Circular 57, which provides further clarification on several matters regarding the rectification and record-filing of online lending information intermediaries. Circular 57 requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. Circular 57 also sets forth certain requirements which an online lending information intermediary shall not be in violation of relevant rules before it can qualify for the record-filing, including: (i) an online lending information intermediary may not conduct the “thirteen prohibited actions” or exceed the maximum balance of borrowed funds provided under the Interim Measures after August 24, 2016, and shall gradually reduce the balance not in compliance with such requirement before the record-filing (see “—Regulations related to business operations”); (ii) an online lending information intermediary which has participated in businesses of down payment loans for real estate purchasing, campus loans or cash loans, is required to suspend facilitation of new loans of such kind and gradually reduce outstanding balance of the abovementioned loans within a certain timetable as required under the Circular 141, and the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business issued in May 2017 by CBRC, the General Office of the Ministry of Education and Ministry of Human Resources and Social Security (see “—Regulations related to cash loans”); and (iii) the online lending information intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Rectification Office to hold customer funds (see “—Regulations related to fund custodian”). Pursuant to Circular 57, if an online lending information intermediary passes the inspection, the local governmental authorities shall complete its record-filling. For an intermediary that fails the inspection, it will be required to transfer its online lending information intermediary business to other intermediaries, or to terminate the business and exit the markets gradually, or be banned from the business pursuant to relevant laws and regulations, depending on the reasons for its failure to pass the inspection.

On August 13, 2018, the National Rectification Office issued the Compliance Inspection Notice, which requires the online lending information intermediaries to be inspected in accordance with the requirements provided in the Interim Measures, the Custodian Guidelines and the Information Disclosure Guidelines, and in combination the Compliance Inspection Checklist. The Compliance Inspection Notice emphasizes that the compliance inspection will focus on the following issues: (i) whether the intermediary conducts business only as an information intermediary and whether it is engaged in any credit intermediary business; (ii) whether the intermediary maintains any capital pool and has advanced funds for the clients; (iii) whether the intermediary finances itself directly or in a disguised form; (iv) whether the intermediary provides the lenders with guarantees or promises to repay principals and interests thereon directly or in a disguised form; (v) whether the intermediary provides rigid payment for the lenders; (vi) whether the intermediary conducts risk assessments for the lenders and provide hierarchical management of lenders; (vii) whether the intermediary fully discloses risk related information of the borrowers to the lenders; (viii) whether the intermediary adheres to the online lending principle of small amount and dispersion; (ix) whether the intermediary raises funds by sale of wealth management products through itself or its affiliates; (x) whether the intermediary solicits lenders by high interests and other manners. The compliance inspection shall be carried at three levels as follows: (i) the self-inspection carried out by the online lending information intermediary itself, which is required to submit to the provincial online lending rectification office a self-examination report and an authenticity commitment letter signed by its senior management and major shareholders; (ii) the self-discipline inspection carried out by a local internet finance association or competent intermediary and/or the National Internet Finance Association of China, which are required to submit to the provincial online lending rectification office a self-discipline inspection report and an authenticity commitment letter signed by the inspectors and the principal of such association; and (iii) the administrative verification carried out by the provincial online lending rectification office on the basis of the self-inspection and self-discipline inspection abovementioned. The provincial online lending rectification offices are required to verify the authenticity of the content and data of the self-examination reports and the self-discipline inspection reports and submit a conclusion report to the National Rectification Office. If a self-examination report or self-discipline inspection report is found to contain false information, the online lending information intermediary involved will be vetoed. The compliance inspection shall be completed by the end of December 2018. The online lending information intermediaries that generally meet the requirement of being an intermediary and various standards will be allowed to link to the information disclosure and products registration system. After a period of operation and inspection, the online lending information intermediaries that meet relevant requirements can apply for record-filing.

In addition, Beijing Rectification Office issued the Notice on Launch of the Self-inspection of the Online Lending Information Intermediaries Registered in Beijing on August 24, 2018, which requires that an online lending information intermediary registered in Beijing shall submit a self-inspection report by September 30, 2018 and in any event no later than October 15, 2018. The Beijing Internet Finance Association issued the Announcement on Launch of the Self-discipline Inspection of the Online Lending Information Intermediaries Registered in Beijing on August 27, 2018, which provides that the self-discipline inspection by it shall commence on September 10, 2018 and be completed by November 30, 2018. On December 19, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Notice on the Classification and Disposal of Online Lending Institutions and Risk Prevention, which provides that online lending information intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. With respect to the normal operating institutions, the relevant governmental authorities shall require the institutions to strictly limit balance of loans and number of lenders and shall assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary. Furthermore, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending information intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period.

The Interim Measures also requires online lending information intermediary to apply for appropriate telecommunication business license after it completes the record-filing with the local financial regulatory authority and to specify “online lending information intermediary” or similar terms in its business scope listed in its business license. See “—Regulations Related to our Business Operation in China—Regulations Related to Value-added Telecommunication Services.”

We submitted the self-examination report on September 27, 2018. As of the date of this annual report, we have not received any comments from Beijing Rectification Office on our self-examination report. The National Internet Finance Association of China has commenced the self-discipline inspection on us since October 2018, the Beijing Internet Finance Association has commenced the self-discipline inspection on us since November 2018, and as of the date of this annual report, we have not received any comments from the National Internet Finance Association of China or the Beijing Internet Finance Association. In May 2019, we were inspected by the Office of Finance of Fangshan District of Beijing, a competent authority under Beijing Rectification Office, and were allowed to link to information disclosure and products registration system. As of the date of this annual report, we have not received any comments from the Office of Finance of Fangshan District of Beijing. In addition, in November 2019, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Circular 83, which provides that the local government may, in combination with the compliance inspection, guide certain qualified online lending information intermediaries to resolve the outstanding business risk through transformation to micro-lending companies on a voluntary basis. Circular 83 provides a means for online lending information intermediaries to proactively handle and resolve the risks of its existing business in addition to the record-filings of online lending information intermediaries. As of the date of this annual report, we do not expect to make substantive adjustment to our business model and operations towards to micro-lending business. There can be no assurance that we will be able to receive final clearance on our self-examination report, pass the inspections and verifications conducted or to be conducted by internet finance associations, the Beijing Rectification Office and its competent authorities, submit the application for record-filing and complete the record-filing. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we are operating in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with the laws and regulations governing the industries we are operating in China. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations related to business operations

Pursuant to the Interim Measures, an online lending information intermediary shall not, by itself or on behalf of a third party, engage in “thirteen prohibited actions,” including (i) financing for itself directly or in a disguised form, (ii) accepting, collecting or gathering funds of lenders directly or indirectly, (iii) providing lenders with guarantee or promise on repayment of principals and interests directly or in a disguised form, (iv) publicizing or promoting financing projects on physical premises other than digital channels as the internet, fixed-line telephone or mobile phone by themselves or authorizing any third party to conduct such activities; (v) providing loans, unless otherwise permitted by laws and regulations; (vi) splitting the term of any financing project; (vii) raising funds by issuing wealth management products and other financial products on their own, or selling bank wealth management products, assets management by securities companies, funds, insurance, trust products or other financial products on a commission basis; (viii) carrying out business similar to asset-backed securities or conducting the transfer of creditor’s rights in the form of packaged assets, asset-backed securities, trust assets, and fund shares; (ix) mixing or bundling its business with or providing agency services for other institutional investment, sale as agency and brokerage business, unless otherwise permitted by relevant laws and regulations; (x) making up or exaggerating the authenticity of financing projects and the prospect of profits, concealing defects and risks in financing projects, making false advertising or promotion by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information to damage others’ business reputation, or misleading lenders or borrowers; (xi) providing information intermediary services for those highly risky financing projects which use borrowed funds to invest in stocks, over-the-counter financing, futures contracts, structured products and other derivatives; (xii) engaging in equity-based crowd funding; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on P2P lending.

Furthermore, the Interim Measures requires online lending information intermediaries to set up limits on the balance of funds that a borrower may borrow from a single online lending information intermediary platform and from all platforms, based on their risk management capabilities. The limits for any natural person and any entity on a single platform shall not exceed RMB200,000 and RMB1,000,000, respectively, and the limit for any natural person and any entity on all platforms shall not exceed RMB1,000,000 and RMB5,000,000, respectively.

In addition, the Interim Measures also sets out certain additional requirements applicable to online lending information intermediaries, including real-name registration of lenders and borrowers, fund raising period, internet and information security, file management, and protection of lenders and borrowers.

Circular 57 issued on December 8, 2017 further prohibits online lending information intermediaries from setting up new risk reserve funds or increasing existing risk reserve funds, and requires them to gradually reduce the existing risk reserve funds. Besides, the Circular 57 permits lenders’ rights to loans to be transferred between lenders for liquidity purpose on a low frequency basis. But it expressly prohibits certain transfers. For example, transfer of lenders’ rights in forms of assets-backed securities, trust assets, fund properties and certain other forms of securities is prohibited. For another instance, a lender is prohibited from transferring fixed-term financial products provided by online lending information intermediaries, if such transfer results from the mismatch between the fixed term of such products and the term of the loan to the borrower. Circular 57 also prohibits online lending information intermediaries from facilitating lenders to borrow on their platforms by using their lenders’ rights to loans as pledge or mortgage. The Compliance Inspection Checklist also prohibits online lending information intermediaries from providing fixed-term financial products, including promising that the funds can be withdrawn at any time, or providing for the lenders’ exit through transfer of creditor’s rights in the contracts, except for products under which investment commitment periods have been specified in the products’ names, and lenders have been fully reminded of the liquidity risk and confirm in writing in advance.

In October 2016, six PRC regulatory agencies, including CBRC and the Ministry of Education, or MOE, jointly issued the Notice on Further Strengthening the Rectification of Campus Online Lending, which prohibits online lending information intermediaries from providing online lending information services to college students under the age of eighteen and sets forth certain restrictions on providing online lending information services to college students above the age of eighteen. In May 2017, CBRC, MOE and the Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the Circular 26, which suspends online lending information intermediaries from providing online lending information services to any college student and requires the outstanding balance of such campus loans to be gradually reduced until reaching a zero balance.

Regulations related to fund custodian

The Interim Measures requires an online lending information intermediary to carry out isolated management of its proprietary funds and the funds of lenders and borrowers and choose qualified banking financial institutions as the custodian institutions for the funds of lenders and borrowers. Pursuant to the Interim Measures, the custodian institutions shall enter into fund custodian agreements with the online lending information intermediary, the borrowers, the lenders and/or other related parties, and conduct custodian, transfer, payment, accounting and supervision of the funds of lenders and borrowers pursuant to such agreements. On February 22, 2017, CBRC released the Custodian Guidelines, which further requires that only commercial bank may act as the custodian institution for P2P lending business and an online lending information intermediary shall only designate one single commercial bank to provide the custodian services. Circular 57 further requires that the commercial banks designated by online lending information intermediaries should have passed certain testing and evaluation procedures run by the National Rectification Office. Pursuant to the Custodian Guidelines, the custodian institutions are not allowed to provide any security or guarantee for P2P lending transactions and the online lending information intermediaries are not allowed to use the custodian institutions to advertise their services except for compliance with disclosure and regulatory requirements. The Custodian Guidelines also sets forth other business standards and requirements for custodian institutions and online lending information intermediaries to comply with. Custodian institutions and online lending information intermediaries conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines. In September 2019, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly and successively promulgated the Notice on Strengthening the Construction of Credit System in the Field of P2P Online Lending, which provides that online lending information intermediaries shall be incorporated into and connected to the credit system, and the Notice on Further Strengthening the Online Lending Funds Custodian, which provides that commercial banks that have passed certain testing and evaluation procedures shall report to the National Internet Finance Association of China in a timely manner when certain major events related to the custodian of online lending funds occur, such as, material changes to the custodian system of online lending funds, the entry or exit of any online lending information intermediary, and suspension of the special account for the custodian of online lending funds by competent authorities, and the National Internet Finance Association of China shall report to the National Rectification Office in a timely or regular manner as appropriate.

We have entered into an agreement with China Huaxia Bank Beijing Branch, under which the Huaxia Bank provides custodian services for funds of borrowers and investors on our online lending information intermediary platform Jiufu Puhui.

Regulations related to information disclosure

The Interim Measures stipulates certain requirements on the information disclosure by online lending information intermediaries, which include, among other things: (i) full disclosure to investors of the basic information of borrowers and financing projects, the risk assessment results and potential risk of the projects, the use of funds, and other related information on their official websites, subject to applicable requirements on state secrets, business secrets and privacy; and (ii) disclosure of certain required regular announcements on their official websites, submission of the regular information disclosure announcements and other relevant documents to the local financial regulatory authority for records, and preservation of such documents at the intermediary’s domicile for inspection by the public. Pursuant to the Interim Measures, detailed rules on the information disclosure by an online lending information intermediary shall be formulated separately. On August 23, 2017, CBRC released the Information Disclosure Guidelines, to further regulate the information disclosure. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasizes the requirement of information disclosure by an online lending information intermediary and further details the frequency and scope of such information disclosure. Pursuant to the Information Disclosure Guidelines, online lending information intermediaries are required to disclose certain information through their own official websites and other internet channels such as mobile apps, WeChat official account and microblog. The information required to be disclosed to the public includes, among others, (i) the basic information of the online lending information intermediary, such as its record-filing information, organizational information, and examination information, (ii) the information relating to the transactions facilitated by the online lending information intermediaries, such as the number of transactions and the sum of loan amount facilitated by the online lending information intermediary as accumulated since its establishment, the number of the loans to be repaid, the sum of the outstanding amount and the number of overdue loans and the unpaid sum, which is required to be updated on a monthly basis, and (iii) the information relating to the material changes of the online lending information intermediaries. Other than the information required to be disclosed to the public, it is further required under the Information Disclosure Guidelines that the online lending information intermediaries shall disclose the information relating to the borrowing requests to the lenders, which includes: (i) the basic information of the borrower; (ii) the basic information of the project; (iii) the risk assessment of the project and potential results; and (iv) the information relating to the loans that are not fully repaid. Online lending information intermediaries that have been carrying out the online lending information intermediary business prior to the effectiveness of the Information Disclosure Guidelines have a six-month grace period to rectify their non-compliance matters in accordance with the Information Disclosure Guidelines.

Regulations related to cash loans

In April 2017, the National Rectification Office issued the Notice on Cash Loan. The Notice on Cash Loan requires the local branches of the National Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and requires such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The National Rectification Office also issued a list of cash loan business activities that were to be examined.

On December 1, 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly issued Circular 141, which, among other things, sets out a series of requirements and restrictions in connection with cash loan business and other business participated in by online lending information intermediaries. Circular 141 specifies the features of cash loans as not based on consumption scenarios and unsecured, with no specified use of loan proceeds and no qualification requirement on customers, etc.

Pursuant to Circular 141, online lending information intermediaries are prohibited from (i) conducting the lending business without obtaining approvals for the lending business; (ii) facilitating any loan the overall financing costs (including up-front interests, commissions, management fees, deposits from principal disbursements and delinquency interest rates) of which exceed the 24%/36% interest ceiling provided under the Private Lending Judicial Interpretations (see “—Regulations related to private lending and intermediation”); (iii) outsourcing core functions such as data collection, customer identification, credit assessment or account openings; (iv) enabling banking financial institutions to engage in P2P lending; (v) providing loan facilitation services to students or individuals who do not possess sufficient debt service capabilities; (vi) conducting real-estate financing such as down payment loans for real estate purchasing; (vii) facilitating loans without clear and specified purposes; or (viii) collecting debts by using violence, threats, humiliation, defamation or harassment. Circular 141 also requires institutions, including online lending information intermediaries, (i) to follow the “know-your-customer” principle and prudentially assess and determine the borrowers’ eligibility, credit limit and cooling-off period, etc.; and (ii) to enhance the internal risk control and protection of customer information and prudentially use the “data-driven” risk management model. Institutions violating the above rules will be ordered to suspend its business, be prohibited from the record-filing, be subject to license revocation, or be subject to other administrative penalties.

In addition, Circular 141 also imposes several requirements on banking financial institutions engaged in the “cash loan” business, including, among other things, (i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking delinquency risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers.

Regulations related to illegal fund raising

Funds raising from the general public shall be conducted in strict compliance with applicable PRC laws and regulations and shall obtain required approvals to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Activities promulgated by the State Council on July 13, 1998 and amended on August 1, 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund Raising issued by the General Office of the State Council on July 25, 2007, explicitly prohibit illegal fund raising. Pursuant to the Interpretations of the Supreme People’s Court on Several Issues Concerning Specific Application of Law with Respect to the Trial of Illegal Fund Raising Criminal Cases which became effective on January 4, 2011, or the Illegal Fund Raising Judicial Interpretations, fund raising from the public, including natural persons and entities, will constitute a criminal offense of “illegally soliciting deposits from the public or illegally soliciting deposits from the public in a disguised manner” under the PRC Criminal Law, if all the following four criteria are met: (i) the fund raising is not approved by the relevant authorities or is conducted under the guise of legitimate business operations; (ii) the fund raising is promoted to the public via social media, promotion fairs, leaflets, short messaging services and etc.; (iii) the fund-raiser promises to repay the principals and interests accrued thereon, or to pay investment returns, in cash, properties in kind, equity and other forms within certain period; and (iv) the fund-raising targets at the general public as opposed to specific natural persons or entities. The Illegal Fund-Raising Judicial Interpretations also provides criteria of other forms of illegal fund raising.

Illegal fund-raising activities by natural persons or entities will be subject to administrative penalties, including fines and confiscation of illegal revenues, as well as criminal liabilities. Pursuant to the Illegal Fund Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the public or illegally solicits deposits in a disguised form (i) in an amount exceeding RMB1,000,000, (ii) from over 150 persons, including natural persons and entities, or (iii) causing fund raising targets direct economic losses of more than RMB500,000, or (iv) causing material adverse effects on the public or leading to other severe consequences. An offender who is a natural person is also subject to criminal liabilities but with lower thresholds.

For our Online Lending Information Intermediary Services, we serve as an intermediary between investors and borrowers and do not involve as a party to any loan facilitated through our platform. We have taken measures to avoid conducting any activities that are prohibited by the illegal-fundraising related laws and regulations. Except for the service fees that we charge the investors, we do not directly receive any funds from investors in our own accounts and funds from investors are deposited into and settled by a third-party custodian account managed by China Huaxia Bank. To date, we have not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The origination of loans on our platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising and unauthorized public offerings.”

Regulations Related to Insurance Brokerage and Internet Insurance

The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, or the Insurance Law, as amended on April 24, 2015. According to the Insurance Law, the China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

On February 1, 2018, the CIRC promulgated the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018 and replaced the Provisions on the Supervision and Administration of Insurance Brokerages promulgated by the CIRC in September 2009 and amended in October 2015. “Insurance brokers,” as defined by the Provision on the Regulation of Insurance Brokers, cover such institutions (including insurance brokerage companies and their branches) that tender intermediary services to insurance policyholders in consideration of commissions in the process of insurance contract formation with insurance companies. Pursuant to the Provisions on the Regulation of Insurance Brokers, the establishment and operation of an insurance broker must meet the qualification requirements specified by the CIRC, obtain approval from the CIRC and be licensed by the CIRC. Specifically, the paid-in registered capital of a cross-province insurance brokerage company at least must be RMB50 million and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) at least must be RMB10 million.

In addition, as an operation requirement, an insurance broker has to register the practice of its insurance brokerage practitioners as required. An “insurance brokerage practitioner” is defined by the Provisions on the Regulation of Insurance Brokers as such person within an insurance broker (i) who is to draft insurance plans for policyholders or the insured, to handle the insurance procedures and to assist in the claims for compensation, or (ii) who is to provide the clients with consultation services regarding disaster and loss prevention, risk assessment and risk management, and to engage in reinsurance brokerage and other business.

According to the administrative guidelines published by the CIRC on its official website and other relevant PRC regulations, a foreign investor must satisfy the following requirements before it can invest in the insurance brokerage industry: (i) it should be a foreign insurance broker with more than thirty years of experience in operation of commercial institutions within the territories of World Trade Organization members; and (ii)  its total assets shall be no less than US$200 million as of the end of the year prior to its application.

In July 2015, the CIRC issued the Interim Measures for the Regulation of Internet Insurance Business, or the Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions (namely, insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries) may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms. Self-operated online platforms refer to online platforms set up by insurance institutions. Third-party online platforms refer to online platforms providing network supporting services for internet insurance business activities of insurance consumers and insurance institutions. Both self-operated online platforms and third-party online platforms are required to meet certain conditions and are subject to certain requirements. For example, both platforms must obtain relevant value-added telecommunication licenses or complete internet content provider filings, as applicable, and have network access within the territory of the PRC; and insurance institutions are prohibited from cooperating with third-party online platforms that do not meet those conditions. Both types of online platforms shall accurately disclose the information of insurance products required by laws and regulations, and shall not make any false representations, exaggerate previous achievements, illegally promise earnings or undertake to bear losses, or provide other misleading descriptions. In addition, several rules exist especially for third-party online platforms. For example, third-party online platforms which are not insurance institutions are only allowed to provide network supporting services, and shall not provide any internet insurance business such as underwriting, settlement of claims, and cancellation of insurance, complaints and customer services. Also, third-party online platforms are not allowed to collect premiums on behalf of the insurance institutions; the premiums paid by insurance customers are required to be directly transferred to the special account designated for the premium income of the insurance institutions.

Jiuxing Insurance Brokerage Co., Ltd. (formerly known as Ruifeng Insurance Brokerage Co., Ltd.), or Jiuxing Insurance, which is a subsidiary of our variable interest entities, holds a license to conduct insurance brokerage business. Jiuxing Insurance started to sell onshore insurance products in the fourth quarter of 2019 and suspended the sales due to our business adjustment in 2020.

Regulations Related to Commercial Factoring

The commercial factoring is a relatively new business model in China, the MOFCOM had issued circulars to promote commercial factoring in the specific regions. Pursuant to the Circular on the Pilot Work of Commercial Factoring, which was promulgated by the MOFCOM on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New Area and Shanghai Pudong New Area to explore the approaches to develop the commercial factoring and to better utilize its role in expanding the export and promoting the development of small and medium enterprises. On December 7, 2012, MOFCOM issued the Notice on the Pilot Program of Establishing Commercial Factoring Enterprises in Shenzhen and Guangzhou by Hong Kong and Macao Service Providers, under which the said trial implementation of commercial factoring pilot work was extended to Guangzhou and Shenzhen and qualified investors from Hong Kong and Macau are allowed to establish commercial factoring company in the said cities.  On October 8, 2019, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises to regulate the operating activities of commercial factoring enterprises, clarify regulatory responsibilities and promote the healthy development of the commercial factoring industry.

Shenzhen Dafu Xinfu Commercial Factoring Co., Ltd. (formerly known as Shenzhen Jiufu Xinfu Commercial Factoring Co., Ltd.), which is a subsidiary of our consolidated affiliated entities, is approved by competent local branch of the MOFCOM, the former commercial factoring regulatory authority, to conduct factoring business.

Regulations Related to Online Sales of Securities Investment Funds

On December 17, 2015, CSRC and PBOC promulgated the Measures for the Supervision and Administration of Money Market Funds, or the Money Market Funds Measures, which became effective on February 1, 2016. Pursuant to the Money Market Funds Measures, money market fund, or MMF, refers to a fund invested in money market instruments and authorized to subscribe for and redeem fund shares on each trading day. Pursuant to the Money Market Funds Measures provides as a general rule that no person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by CSRC. In addition, several disclosure rules must be observed during the fund sales business. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of MMFs, certain information (e.g., the providers of fund sale services, potential investment risks and the names of MMFs being sold) shall be disclosed in a conspicuous way to the investors. And for fund managers, fund sales agencies, fund sales payment institutions and internet companies which provide to investors quick redemption or other value-added services, they must fully disclose the rules of such services such as those regarding the expenses and restrictions, and shall not exaggerate the convenience of such services, Further, the fund managers, fund sales agencies and internet companies shall explicitly agree on certain terms, which include the scope of cooperation, the legal relationships, information security, client information protection, legal compliance, emergency response mechanisms, prevention of illegal securities activities, post-termination operation schemes, delinquency liabilities and the protection of investors’ rights and interests. Besides duties under the Money Market Funds Measures, fund sales agencies are concurrently required by the Administrative Measures for the Sale of Securities Investment Funds (which was promulgated by the CSRC on March 15, 2013) to file with relevant governmental authorities certain information in connection with its online sale of securities investment funds, including MMFs.

Our online platform, 9F Wallet, operated by Jiufu Shuke, one of our variable interest entities, has cooperated with certain fund managers and fund sales agencies in their online sales of fund investment products. We have taken and will continue to take proper measures to ensure compliance with applicable law rules and regulations, including those on disclosure and information filing.

Regulations Related to Anti-money Laundering

The PRC Anti-money Laundering Law, or the AML Law, promulgated by the Standing Committee of the National People’s Congress on October 31, 2006 and effective since January 1, 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions specified by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

The Internet Finance Guidelines, the Interim Measures and the Custodian Guidelines require online lending information intermediaries to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters, cooperation with custodian banks to fulfill anti-money laundering obligations. The Custodian Guidelines also requires that the anti-money laundering obligation be included in the fund custodian agreements between online lending information intermediaries and custodian banks.

CIRC promulgated the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, or the Insurance AML Measures, on September 13, 2011, to set forth anti-money laundering requirements applicable to insurance companies, insurance assets management companies, insurance agencies and insurance brokerage companies. Insurance brokerage companies are required to provide insurance companies with customer identification information, and if necessary, copies of identification cards or other identification documents of customers, establish an internal control system for anti-money laundering, conduct anti-money laundering training, properly deal with major money-laundering cases involving them, cooperate during anti-money laundering supervision, inspections, administrative investigations, and criminal investigations, and keep confidential information related to anti-money laundering investigations. The senior management officers of insurance brokerage companies are also required to be familiar with anti-money laundering laws and regulations.

On October 10, 2018, the PBOC, the CIRC and the CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports etc.

We have formulated and adopted certain policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.”

Regulations Related to Value-added Telecommunication Services

General administration of value-added telecommunication services

On September 25, 2000, the State Council promulgated the Telecommunication Regulation of the People’s Republic of China, or the Telecom Regulation, which was amended on July 29, 2014 and February 6, 2016 respectively. The Telecom Regulation is the primary PRC regulation governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. The Telecom Regulation requires telecommunication service providers to obtain from the MIIT or its provincial level counterparts an operating license prior to the commencement of their operations. The Telecom Regulation categorizes telecommunication services into basic telecommunication services and value-added telecommunication services. Pursuant to the Telecom Regulation, value-added telecommunication services are defined as telecommunication and information services provided through public networks.

The Catalogue of Telecommunication Business, or the Telecom Catalogue, which was issued as an attachment to the Telecom Regulation and updated in February 21, 2003, December 28, 2015 and June 6, 2019, respectively, further categorizes value-added telecommunication services into Class 1 value-added telecommunication services and Class 2 value-added telecommunication services.

On July 3, 2017, MIIT issued the Administration Measures for the Licensing of Telecommunication Business, or the Telecom License Measures, which became effective on September 1, 2017 and replaced and repealed the administrative measures for telecommunication business operating permit promulgated on March 1, 2009. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business, or the VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. The Telecom License Measures further sets forth the qualifications and procedures for obtaining VATS License. Pursuant to the Telecom License Measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

Regulations related to internet information services and online data processing and transaction processing services

Pursuant to the Telecom Catalogue, both online data processing and transaction processing services and internet information services fall within Class 2 value-added telecommunication services.

The “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. Online data processing and transaction processing services include transaction processing services, electronic data interchange services and network/electronic equipment data processing services. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a VATS License for “online data processing and transaction processing services”, or the EDI License.

The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. By technical service methods of information organization, transmission, etc., the “information services” are classified into information release platforms and transmission services, information retrieval and inquiry services, information community platform services, instant information interaction services as well as information protection and processing services. The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Internet Content Measures, commercial internet information services refer to the service activities of compensated provision to online subscribers through the internet of information or website production; non-commercial internet information services refer to the service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The Internet Content Measures requires that a provider of commercial internet information services shall obtain a VATS License for internet information services, or the ICP License. The Internet Content Measures further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT. Moreover, pursuant to the Internet Content Measures, internet information service providers shall post their ICP License numbers or record-filing numbers in a prominent place on the homepage of their websites. In addition, the Internet Content Measures specifies a list of prohibited content. internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information service providers must monitor and control the information posted on their websites. If any prohibited content is found by an internet information service provider, it must immediately stop the transmission thereof, save the relevant records and make a report thereon to the relevant authority of the State. Pursuant to the Internet Content Measures, internet information service providers that violate such prohibition may face criminal charges or administrative sanctions.

The Interim Measures provides that the online lending information intermediaries shall apply for applicable telecommunications service license in accordance with relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. However, PRC telecommunication authorities have not explicitly stipulated which kind of VATS License is required for online lending information intermediaries engaged in telecommunication services. A subsidiary of our variable interest entities, Jiufu Puhui, which operates our online lending information intermediary services platform, Jiufu Puhui, has obtained an ICP License which will remain effective until January 10, 2022. Jiufu Shuke Technology Group Co., Ltd., one of our variable interest entities, has also obtained an ICP License which will remain effective until March 9, 2022. However, the online lending information intermediary services we provide are also subject to a value-added telecommunication service operating license for the online data processing and transaction processing services, or an EDI License, which Jiufu Puhui does not have. Beijing Jiufu Meihao Technology Co., Ltd. and Shenzhen Premium Quality Mall Technology & Trade Co., Ltd., two subsidiaries of our variable interest entities, have obtained the EDI License for our online shopping platform. See “Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the industries we are operating in in China are developing and evolving and subject to changes, and our operations and products have been and may need to continue to be modified to ensure full compliance with the laws and regulations governing the industries we are operating in China. If any of our business practice is deemed to violate any applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations related to E-commerce

On January 26, 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effective on March 15, 2014 and repealed the Interim Measures for the Administration of Online Commodities Trading and Relevant Services promulgated by SAIC on May 31, 2010. Under the Online Trading Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC must make available to the public the information stated in their business licenses directly or through a hyper-link on their websites which link to their business licenses online. The online commodities operators must adopt measures to ensure safe online transactions and shall fully and accurately disclose information of the business operator and the commodities, including contact information, quantity and quality of commodities and services, price and payment, return and replacement of commodities, and safety precautions. At any time within seven days from the date after receipt of the commodities purchased online, a consumer is entitled to refund at will the commodities except for those that by nature are not suitable for return, which include customized commodities, fresh and perishable commodities; computer software, audiovisual products downloaded online or the ones though purchased offline but already unpackaged by consumers and other digital commodities; and newspapers and journals that have been delivered. The online commodity business operator shall, within seven days upon receipt of the returned commodities, refund the prices paid by consumers. In addition, online commodities business operator shall not, by virtue of contract terms, technical measures or other means, force consumers to enter transaction with them, or during transactions set out provisions that are not fair to consumers, such as those to exclude or limit consumers’ rights, to relieve or exempt the operators from responsibilities, and to increase the consumers’ responsibilities. Moreover, online shopping platform operators are required to examine and verify the identifications of the online commodities operators and set up and keep relevant records for at least two years. Any online shopping platform operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online commodities operators on the shopping platform.

In addition, the National People’s Congress promulgated the E-commerce Law of the People’s Republic of China, or the E-commerce Law on August 31, 2018, which took effect on January 1, 2019. The E-commerce Law clarifies some obligations for the E-commerce operators. For example, among other things, an E-commerce operator shall (i) disclose its business license and other administrative licenses related to its business or a link to the above information at a prominent place on the homepage of the platform; (ii) fully and accurately disclose information related to commodities and services offered on its platform in a timely manner; (iii) inform the users in a clear, comprehensive and explicit manner of the steps to conclude a contract, cautions, how to download the contract, etc., and ensure that users are able to read and download them conveniently; (iv) enable the users to make any corrections before orders are submitted; (v) disclose the methods and procedures for inquiring, correcting and deleting users’ information and deregistering users’ accounts, and not set unreasonable for such inquiry, correction, deletion and de-registration; and (vi) provide relevant e-commerce data to competent authorities as required by such authorities pursuant to laws and administrative regulations. The E-Commerce Law also specifically provides certain obligations for operators of e-commerce platform like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of State Administration of Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. If we fail to perform above obligations as the operator of e-commerce platform from time to time, we may be required to make corrections within the certain time limits and face fines or even restrictions on our business activities. In addition, for goods and services provided via e-commerce platforms that pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

Regulation related to mobile internet applications information services

In addition to the Telecom Regulation and other regulations above, mobile applications are also regulated by the APP Provisions, which was promulgated by the CAC on June 28, 2016 and became effective on August 1, 2016. Pursuant to the APP Provisions, CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of mobile application information services.

Under the APP Provisions, mobile application information service providers are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to (i) to authenticate the identity information of the registered users; (ii) to protect user information, and to obtain the consent of users while collecting and using users’ personal information in a lawful and proper manner; (iii) to establish information content audit and management mechanism, and to take against any information content in violation of laws or regulations depending on circumstances; (iv) to safeguard users’ right to know and to make choices when users are installing or using such applications, and shall neither start any function irrelevant to the services, nor forcefully install any other irrelevant application without the users’ consent; (v) to respect and protect the intellectual properties and shall neither produce nor release any application that infringes others’ intellectual properties; and (vi) to record and users’ log information and keep the same for sixty days.

In addition, in December 2016, MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which came into effect on July 1, 2017. This interim measure aims to enhance the administration of mobile applications, and require, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device.

We have implemented internal control procedures screening the information and content on our websites and mobile applications to ensure compliance with the APP Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our websites and mobile applications, which may materially and adversely affect our business and operating results.”

Regulations related to foreign direct investment in value-added telecommunication enterprises

On January 1, 2020, the PRC Foreign Investment Law and the Implementation Regulations, came into effect and replaced the trio of existing laws regulating foreign investment in China. The PRC Foreign Investment Law and its Implementation Regulations are formulated to further expand the opening-up policy, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. The PRC Foreign Investment Law does not specify the detailed regulatory regime for VIE structures, please refer to “Item 3. Key Information—D. Risk Factors— Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulation and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, and the Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from MIIT and the MOFCOM or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunication business operating licenses to only a limited number of foreign-invested companies.

A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunication businesses in China. Pursuant to this notice, either the holder of a VATS License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance, MIIT or its local counterparts have the discretion to take measures against the license holder, including revoking its VATS License.

In view of these restrictions on foreign direct investment in value-added telecommunication services under which our business falls into, we have established various variable interest entities and their subsidiaries to engage in value-added telecommunication services, including operation of our websites and mobile applications. We have contractual relationships with these variable interest entities but we do not have actual ownership interests in. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations Related to Information Security, Censorship and Privacy

We are in the process of evaluating the potential impacts of the Cyber Security Law on our current business practices. We plan to further strengthen our information management and privacy protection systems to better secure the user data stored in our system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to protect the confidential information of our users and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.”

Regulations related to internet security

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

The Cyber Security Law of the PRC, or the Cyber Security Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

At the end of 2019, the Cyberspace Administration of China, or the CAC, issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content.  Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

The Internet Finance Guidelines and the Interim Measures also set out certain requirements applicable to online lending information intermediaries on, among other things, internet and information security. For example, an online lending information intermediary shall in accordance with the relevant provisions on internet security of the state and the requirements of the state’s system for classified protection of information security, conduct the record-filing of the class determination and class testing of the information system, and possess perfect internet security facility and management system

Regulations related to privacy protection

On December 7, 2011, MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information.  This regulation further illustrates certain commonly-seen illegal behaviors of apps operators in terms of collection and use of personal information, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “providing users’ personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”.  Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes the app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015 and becoming effective on November 1, 2015, any ICP License holder that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations. In addition, any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. Moreover, on October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service operators and the severe situations of the relevant crimes.

Furthermore, the Interim Measures requires online lending information intermediaries to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. The Interim Measures also requires that online lending information intermediaries shall keep confidential the lenders’ and borrowers’ information collected in the course of their business, and shall not use such information for any other purpose except for services they provide without the approval of lenders or borrowers.

Regulations Related to Product Quality and Consumer Protection

Regulations related to Product Quality

Pursuant to the Product Quality Law of PRC promulgated by the Standing Committee of the NPC in February 1993, and as amended in 2000, 2009 and 2018, respectively, or the Product Quality Law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulations related to Consumer Protection

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law and the Online Trading Measures further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators and online shopping platform. For example, the consumers are entitled to return the goods, subject to certain exceptions, within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the operator of the online shopping platform cannot provide the real name, address and effective contact of the sellers or the service providers, the consumers may claim damages from the operator of the online shopping platform directly. If the online shopping platform makes a commitment that is more conducive to the consumers, the operator of the online shopping platform shall fulfill such commitment. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

We are subject to these laws and regulations as a service provider and an operator of the online shopping platform.

Regulations Related to Intellectual Property Rights

Regulations related to copyrights

The Copyright Law of the PRC (Revised in 2010), the Copyright Law, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration of China administers software copyright registration and China Copyright Protection Center, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

As of December 31, 2019, we had registered 261 software copyrights in the PRC.

Regulations related to trademarks

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademarks, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such party’s use.

As of December 31, 2019, we have registered 349 trademarks in the PRC.

Regulations related to domain names

MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by MII on November 5, 2004. Pursuant to the Domain Name Measures, MIIT is in charge of the administration of PRC internet domain names. China Internet Network Information Center, or CNNIC, under the supervision of MIIT, is responsible for the daily administration of domain names and Chinese domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As of December 31, 2019, we have registered 227 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

Regulations Related to Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE and other relevant PRC government authorities, RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within the PRC must be made in RMB.

The Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, respectively, amends and simplifies the foreign exchange procedures related to direct investment. Pursuant to the SAFE Circular 59, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents.

In May 2013, SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Document, as amended on October 10, 2018, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or SAFE Circular 19, which took effective on June 1, 2015. On June 9, 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Regulations related to foreign exchange registration of offshore investment by PRC residents

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents, including PRC resident natural persons or PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE further enacted SAFE Circular 13, which allows PRC residents to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations Related to Dividend Distribution

Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on PRC accounting standards to other reserve funds. These reserves are not distributable as cash dividend. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Regulations related to enterprise income tax

On March 16, 2007, the Standing Committee of the National People’s Congress promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and December 29, 2018, respectively, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax which was amended on April 23, 2019. Under these laws and regulations, or the EIT Law, both resident enterprises and non-resident enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The term “de facto management body” refers to “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” Pursuant to SAT Circular 82 issued by the SAT in April 2009 and amended in December 2017, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. SAT issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. Although the SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.”

Regulations related to value-added tax and business tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or the MOF, on December 25, 1993, which was subsequently amended in 2008 and 2011. Pursuant to these regulations, or the VAT Law, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay value-added tax, or VAT, and entities or individuals providing services are subject to the VAT at a rate of 6% unless otherwise provided under relevant laws and regulations.

Pursuant to the Provisional Regulations of the PRC on Business Tax, which became effective on January 1, 1994, or the Business Tax Regulation, and its implementation rules, all enterprises and individuals providing taxable services, transferring intangible assets or selling real estate within the PRC must pay business tax. In November 2011, the MOF and the SAT jointly issued two circulars setting forth the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to the pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the pilot program was extended to cover additional industry sectors such as construction, real estate, finance and consumer services. On November 19, 2017, the Business Tax Regulation was abolished. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, which provides certain VAT reduction arrangements.

As of the date of this annual report, all our PRC subsidiaries and variable interest entities are subject to the VAT at rates ranging from 3% to 13%.

Regulations related to dividend withholding tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. The Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. Moreover, pursuant to a SAT Circular 9 issued by the State Administration of Taxation in February 2018, which became effective on April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. Pursuant to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

Regulations related to income tax for share transfer

On February 3, 2015, SAT issued SAT Notice 7, which partially replaced and supplemented previous rules under SAT Circular 698. On October 17, 2017, SAT issued SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share transfers or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors, may be at risk of being required to file a return and being taxed under SAT Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

Regulations Related to Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas private special purpose company may register with SAFE or its local branches before exercising rights.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Employment and Social Welfare

Regulations related to labor contract

The Labor Contract Law of the PRC, the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Regulations related to social insurance and housing fund

Enterprises in China are required by the Social Insurance Law of the PRC promulgated by the Standing Committee of the National People’s Congress in October 2010 which became effective in July 2011 and was amended in December 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002 which was amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an occupational injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Pursuant to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. Pursuant to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Regulations Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.

Regulations Related to our Business Operation in Hong Kong

Regulations related to the Stock Business

The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the SFO, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC unless one of the following exemptions under the SFO applies: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a regulated activity); or (ii) actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong.

According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Financial Resources Rules. If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher or the highest amount individually required amongst those regulated activities.

In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the proposed responsible officers must be an executive director of the licensed corporation as defined under the SFO. As defined by the SFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must seek SFC’s prior approval as responsible officers accredited to the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she fulfills the criteria relating to sufficient authority and competence requirements. An applicant should have sufficient authority to supervise the business of regulated activity within the licensed corporation. Additionally, the applicant has to fulfill competence criteria relating to academic/industry qualifications, relevant industry experience, management experience and local regulatory framework paper.

As of December 31, 2019, through 9F Primasia Securities, we have obtained the following licenses from SFC: (i) SFO Type1 License, effective as of December 17, 2010, for conducting regulated activities related to dealing in securities; (ii) SFO Type 4 License, effective as of 24 June 2003, for conducting regulated activities related to advising on securities; (iii) SFO Type 5 License, effective as of 24 June 2003, for conducting regulated activities related to advising on futures contracts; and (iv) SFO Type 9 License, effective as of 24 June 2003, for conducting regulated activities related to asset management.

Also, we have nine representatives licensed with the SFC and can carry out regulated activities for our Hong Kong business, of whom two had been approved as responsible officers. The number of Responsible Officers for our Type 1, Type 4, Type 5 and Type 9 regulated activities under the SFO as of December 31, 2019 were 4,894, 4,415, 477 and 4,435 respectively.

Ongoing obligations for compliance by licensed corporations and intermediaries

In April 2017, the SFC issued the Licensing Handbook, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC. There must also be at least one responsible officer available at all times to supervise the licensed corporation’s business of carrying on a regulated activity.

Also, a licensed corporation is required by the Securities and Futures (Licensing and Registration) (Information) Rules to notify the SFC of certain changes and events, which include, among others, changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or subsidiaries that carry on a business in a regulated activity; changes in the capital and shareholding structure of the licensed corporation; and significant changes in business plan.

Furthermore, according to SFO, the related licenses in related to all or certain regulated activity of such corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activity for which it is licensed.

Regulations related to the Hong Kong Insurance Brokerage Business

The Insurance Companies Ordinance, as amended and supplemented from time to time, or the ICO, supports a self-regulatory regime for insurance intermediaries, i.e., insurance agents and brokers. The ICO defines the distinct roles of insurance brokers and require them to be appointed or authorized respectively in accordance with the relevant provisions of the ICO.

Types of insurance business

The ICO requirements vary depending on the type of insurance business being undertaken by an insurer. The ICO defines two main types of business as follows: (i) general business, which covers all business other than long-term business, including but not limited to accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expenses insurance; and (ii) long-term business, which covers those types of insurance business in which policies are typically in place for long periods and includes but not limited to life and annuity, linked long-term, permanent health and retirement scheme management policies.

An insurer that undertakes both long-term and general business is referred to by the Insurance Authority, or the IA, as a composite insurer. In addition to these main types of business, the IA imposes further requirements on insurers conducting insurance business (not being reinsurance business) relating to liabilities or risks in respect of which persons are required by any Ordinance to be insured, including employees’ compensation insurance, third-party insurance in respect of motor vehicles and local vessels, and building owners’ corporation third-party risks insurance.

Insurance broker appointment

Under ICO, a person is prohibited from holding himself out as an insurance broker unless he is properly appointed or authorized. A person is also prohibited from holding himself out as an appointed insurance agent and an authorized insurance broker at the same time. It is an offense under the ICO for an insurer to effect a contract of insurance through, or accept insurance business referred to it by, an insurance intermediary who has not been properly appointed or authorized.

A person intending to act as an insurance broker shall either seek authorization from the public officer appointed as the IA, pursuant to the ICO, or apply to become a member of a body of insurance brokers approved by the IA. In either way the insurance broker is subject to the same statutory requirements. For an insurance broker who is a member of an approved body of insurance brokers, he is also subject to the membership regulation of his own professional body which is approved by the IA.

The IA is required to maintain a register of authorized insurance brokers as well as a register of approved bodies of insurance brokers. The registers are open for public inspection. An approved body of insurance brokers is required to maintain a register of its members which contains the information required by the IA in respect of each member for public inspection.

We, through 9F Wealth Management Limited, is approved as an insurance broker by Professional Insurance Brokers Association, or the PIBA, which is in turn approved by the IA as a body of insurance brokers, to carry out both long-term (include linked long-term) and general business. Its chief executive is registered to carry out the relevant lines of business.

Acting as mandatory provident fund intermediary

We also through 9F Wealth Management Limited carry on business as an intermediary for Mandatory Provident Fund, or the MPF. MPF is regulated by the Mandatory Provident Fund Schemes Authority, or the MPFA. Conducting business as an MPF intermediary also requires licenses. According to Mandatory Provident Fund Schemes Ordinance, the MPFA relies on the existing regulatory regimes including the IA (including the self-regulated organizations such as PIBA) to license and supervise MPF intermediaries.

To meet basic registration requirements, an applicant must be supervised by one or more of the three financial regulatory regimes, namely, the MPFA, the IA and/or the SFC. An individual applicant must pass an MPF intermediaries examination recognized by the MPFA. In addition, the applicant must satisfy the MPFA that he/she is fit and proper to be registered as an MPF intermediary.

A register bearing particulars of registered MPF intermediaries is available for inspection at the office of the MPFA.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and our VIEs as of the date of this annual report:

Note: Each of our VIEs has entered into an Exclusive Option Agreement, as amended, if applicable, with 9F Inc as a part of VIE agreements.

Contractual Arrangements with our VIEs and Their Shareholder

The registered shareholders of Jiufu Shuke include Yifan Ren, Lei Sun, Changxing Xiao and Lijun Zhang, who holds 48%, 33.2%, 10% and 8.8% equity interests in Jiufu Shuke, respectively. The registered shareholders of Beijing Puhui include Lei Sun, Changxing Xiao, Lixing Chen, Lei Liu and Dongcheng Zhang, who holds 23.17%, 20.83%, 27.67%, 27.50% and 0.83% equity interests in Beijing Puhui, respectively. The registered shareholders of Zhuhai Lianyin include Xiaomin Wang and Cen Chen, who holds 90% and 10% equity interests in Zhuhai Lianyin, respectively. The registered shareholders of Jiufu Meihao include Junli Zhu and Dongcheng Zhang, who holds 60% and 40% equity interests in Jiufu Meihao, respectively. The registered shareholders of Wu Kong Mao include Guisheng Li, Zhijun Li and Zifang Guo, who holds 45%, 45% and 10% equity interests in Wu Kong Mao, respectively.

The following is a summary of the currently effective contractual arrangements among 9F Inc., Jiufu Lianyin, Jiufu Shuke and Jiufu Shuke’ shareholders. The contractual arrangements among 9F Inc., our WFOEs, and other consolidated affiliated entities, including Beijing Puhui, Zhuhai Lianyin, Jiufu Meihao and Wu Kong Mao, and the shareholders of such consolidated affiliated entities are substantially the same. As a result of these contractual arrangements, we have the power to direct activities of our consolidated affiliated entities that most significantly impact the economic performance of these consolidated affiliated entities. We are also entitled to receive substantially all of the economic benefits as primary beneficiary and we bear the obligation to absorb any and all economic losses incurred by our consolidated affiliated entities. In addition, we have an exclusive option to purchase all or part of the equity interests in each of our consolidated affiliated entities when and to the extent permitted by the PRC law. Therefore, we are able to consolidate the financial results of our consolidated affiliated entities into our financial statements in accordance with U.S. GAAP.

Master Exclusive Service Agreement

Under the master exclusive service agreement between Jiufu Shuke and Jiufu Lianyin, Jiufu Lianyin has the exclusive right to provide, among other things, technical support and consulting services to Jiufu Shuke and Jiufu Shuke agrees to accept all the consultation and services provided by Jiufu Lianyin. Without Jiufu Lianyin’s prior written consent, Jiufu Shuke agrees not to accept the same or any similar services provided by any third party. In addition, Jiufu Shuke irrevocably grants Jiufu Lianyin an exclusive and irrevocable option to purchase any or all of the assets and business of Jiufu Shuke at the lowest price permitted under PRC law. Jiufu Lianyin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Jiufu Shuke agrees to pay Jiufu Lianyin a monthly service fee, which percentage may be determined and adjusted at the sole discretion of Jiufu Lianyin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Jiufu Lianyin employees providing services to Jiufu Shuke, the value of services provided, the market price of comparable services and the operating conditions of Jiufu Shuke. Furthermore, to the extent permitted under the PRC law, Jiufu Lianyin agrees to provide financial support to Jiufu Shuke if Jiufu Shuke has any operating loss or suffered any critical operation adversity. The agreement will remain effective unless Jiufu Lianyin terminates the agreement in writing or a relevant governmental authority rejects the renewal applications by either Jiufu Shuke or Jiufu Lianyin to renew their respective operation term provided in the business licenses upon expiration.

Proxy Agreements and Powers of Attorney, including Amended and Restated Proxy Agreements and Powers of Attorney

Under the proxy agreement and power of attorney, or amended and restated proxy agreement and power of attorney if applicable, by and among Jiufu Lianyin, Jiufu Shuke and each shareholder of Jiufu Shuke, each of Jiufu Shuke’ shareholders irrevocably nominates, appoints and constitutes Jiufu Lianyin and its successors as its attorney-in-fact to exercise any and all of his rights as a shareholder of Jiufu Shuke, including but not limited to the right to call, attend and vote at shareholders’ meetings and the right to appoint and remove directors and senior management. Each shareholder of Jiufu Shuke further covenants that, without the prior written consent of Jiufu Lianyin, such shareholder shall not exercise any shareholder’s right, and if the shareholder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such shareholder’s equity interests in Jiufu Shuke, the shareholder shall, to the extent permitted by applicable laws, pass them all on to Jiufu Lianyin or its designee at no consideration. The proxy agreements and powers of attorney will remain effective as long as Jiufu Shuke exists. The shareholders of Jiufu Shuke do not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of Jiufu Lianyin.

Exclusive Option Agreements, including Amended and Restated Exclusive Option Agreements

Under the exclusive option agreements, or amended and restated exclusive option agreements if applicable, by and among 9F Inc., Jiufu Lianyin, Jiufu Shuke and each of the shareholders of Jiufu Shuke, each shareholder of Jiufu Shuke irrevocably grants 9F Inc. or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his equity interests in Jiufu Shuke at a price equal to the actual capital contribution paid in the registered capital of Jiufu Shuke by such shareholder. If the above price is lower than the lowest price permitted by the PRC law, the lowest price permitted under the PRC law will apply. As agreed in the loan agreements between Jiufu Lianyin and such shareholder, if 9F Inc. designates Jiufu Lianyin as its designated person to exercise the option to purchase the equity interests in Jiufu Shuke, Jiufu Lianyin may elect to pay for the purchase by canceling the outstanding amount of loans owed by such shareholder to Jiufu Lianyin. Without 9F Inc.’s prior written consent, Jiufu Shuke and its shareholders will not sell, transfer, mortgage or otherwise dispose of Jiufu Shuke’s legal or beneficial interests in its assets, business or revenues, or allow the creation of any encumbrance on such interests. To the extent permitted under applicable PRC laws, the shareholders of Jiufu Shuke also agree to timely donate to 9F Inc. or its designee any profits, interests, dividends or proceeds of liquidation received from Jiufu Shuke or proceeds received from the transfer of equity interests in Jiufu Shuke. These agreements will remain effective until all equity interests held in Jiufu Shuke by its shareholders are transferred or assigned to 9F Inc. or its designated person(s).

Loan Agreements

Pursuant to the loan agreements between Jiufu Lianyin and each of the shareholders of Jiufu Shuke, Jiufu Lianyin extended loans to the shareholders of Jiufu Shuke, who had contributed the loan principals to Jiufu Shuke as registered capital. The shareholders of Jiufu Shuke may repay the loans only by transferring their respective equity interests in Jiufu Shuke to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. Each loan shall be interest-free unless, in the event of a transfer of equity interests by a shareholder of Jiufu Shuke to 9F Inc. or its designated person(s) pursuant to the exclusive option agreement, the transfer price exceeds the loan principal. The excess over the loan principal shall be deemed the interest of the loan to the extent permitted under PRC law. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

Equity Interest Pledge Agreements, including Amended and Restated Equity Interest Pledge Agreements

Under the equity interest pledge agreements, or amended and restated equity interest pledge agreements if applicable, among Jiufu Lianyin, Jiufu Shuke and each of the shareholders of Jiufu Shuke, the shareholders of Jiufu Shuke pledge all of their equity interests in Jiufu Shuke, including any equity interest subsequently acquired, to Jiufu Lianyin to secure the performance by Jiufu Shuke and its shareholders of their respective obligations under the contractual arrangements, including the payments due to Jiufu Lianyin for services provided. If Jiufu Shuke or the pledger breach their obligations under these contractual arrangements, Jiufu Lianyin, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Jiufu Shuke. Jiufu Lianyin has the right to receive dividends distributed on the pledged equity interests during the term of the pledge. The pledge becomes effective on the date when the pledge of equity interests contemplated under the agreement has been registered with the relevant local administration for industry and commerce (currently known as the administration for market regulation) and will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy agreement and power of attorney, expire or terminate. We have registered the equity interest pledge with the Chaoyang Branch of Beijing Administration for Industry and Commerce in Beijing.

Spousal Consent Letters

Pursuant to spousal consent letters, the spouse of each of the shareholders, if applicable, of Jiufu Shuke acknowledges that the equity interests in Jiufu Shuke held by and registered in the name of his spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the proxy agreement and power of attorney, and the loan agreement by and among 9F Inc., Jiufu Lianyin, Jiufu Shuke, the shareholders of Jiufu Shuke and his spouse. The spouses undertake not to make any assertions in connection with the equity interests in Jiufu Shuke, and agree to be bound by the afore-mentioned agreements if they receive any equity interests in Jiufu Shuke.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•                  the ownership structures of our PRC subsidiaries and consolidated affiliated entities do not and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect; and

•                  the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and the shareholders of such consolidated affiliated entities governed by PRC laws, rules and regulations are valid, binding and enforceable, and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in telecommunications businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising approximately 19,288.4 square meters in Beijing, China. Our principal executive offices serve as our management headquarters and center of research and development, human resources and administrative activities. In addition to our headquarters in Beijing, we also have material branches in Shenzhen and Hong Kong for online wealth management, risk management operations, stock investment and research and development, respectively. All those material branches are based on leased properties and these leases together comprise approximately 21,501.58 square meters in China, and 864 square meters in Hong Kong and 1,909.3 square meters in Thailand and Indonesia. All our branch offices are leased from independent third parties, and we plan to renew these leases from time to time as needed. We own a building of approximately 2,486.4 square meters in Xinjiang, China, to operate our One Card related business and a building of approximately 1,707.3 square meters in Beijing, China as our principal office premises.

Our servers are mainly hosted in leased internet data centers in different geographic regions in China. The majority of these data centers are owned and maintained by internet data center providers. We typically enter into leasing and hosting service agreements that are renewed periodically with these internet data center providers. We believe that our existing facilities are sufficient for our current needs and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online consumer finance industry, which include:

•development of the regulatory environment for China’s online consumer finance industry;

•economic and market conditions; and

•growth of mobile internet penetration, in particular the availability of internet infrastructure.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and our results of operations. Our business operations in 2018 and 2019 were negatively impacted by the tightened regulatory framework in China and the COVID-19 outbreak. See “Item 3. Key Information — D. Risk Factors—If we are unable to successful retain existing borrowers, investors, financial institution partners or merchant partners or attract new ones, our business and results of operations may be materially and adversely affected.”

Specific Factors Affecting Our Results of Operations

Ability to Maintain and Expand our User Base in a Cost-Effective Manner

Our revenues, to a large extent, are dependent on the growth of our user base. We are constantly seeking to improve and optimize user experience to achieve a high level of user satisfaction, which in turn helps us retain existing users and attract new users through word-of-mouth referrals. Our results of operations and ability to recover from decreases in our loan origination volume will depend, in part, on the effectiveness of our sales and marketing efforts in both borrower and investor acquisition. We intend to continue to dedicate significant resources to our sales and marketing efforts and continually seek to improve the effectiveness of these efforts, in particular with regards to new user acquisition.

Ability to Access Diversified and Scalable Funding

The growth of our business is also dependent on our ability to access diversified and scalable funding to meet our borrowers’ needs. We have access to both investors and financial institution partners, and have the ability to adjust funding allocation between different sources. As such, we are better equipped to weather fluctuations in the supply and cost of funding. We have been developing our direct lending program rapidly since 2018 and intend to cooperate with more institutional funding partners to further strengthen and diversify our funding sources. As of December 31, 2019, our institutional funding partners had approved the funding limit in the aggregate amount of over RMB94.1 billion (US$13.5 billion) under our direct lending program. Our cooperation with financial institution partners is not subject to the relevant local regulatory requirements on online lending platforms providing online lending information intermediary services, such as our company, to reduce such platforms’ business scale and number of borrowers and lenders during the administrative verification period. Therefore, our strengthened cooperation with financial institution partners may ease the pressure brought about by the continuing challenging regulatory environment that negatively affect the growth of our business.

Ability to Advance our Technologies on a Continuing Basis

Our success to date is largely attributable to our ability to seamlessly integrate the use of technologies into provision of financial services. We have been focusing on leveraging our advanced technology capabilities such as data collection and artificial intelligence capabilities to increase the automation level of our platform and optimize our operational efficiency. Our highly advanced technology infrastructure enables us to facilitate a large number of transactions simultaneously. We also plan to invest in emerging new technologies such as blockchain technology. As our business grows, and backed by our strategy focusing on technology enablement, we will continue to invest in strengthening our technology infrastructure, which may increase our expenses in the short term.

Ability to Maintain Effective Risk Management

Our ability to make effective credit assessment and offer investors attractive risk-adjusted returns impacts our ability to attract and retain users. See “ Item 4. Information on the Company—B. Business Overview —Risk Management—Our proprietary Credit Assessment Process.” We intend to optimize our fraud detection capabilities, improve the accuracy of our proprietary credit scoring and risk pricing models and enhance our debt collection effectiveness on a continual basis through the application of our advanced technology capabilities.

Ability to Broaden our Product Offerings

Our growth to date has depended on, and our future success will in part depend on, successfully meeting borrower and investor demand for new loan products and innovative online wealth management products. With our footprint expanding overseas, we have made and will continue to make substantial investments to develop and offer new loan products and online wealth management products, both domestically and internationally to our users. For borrowers, we plan to broaden consumption scenarios by consolidating more e-commerce platforms into our One Card system, and at the same time, make continuous efforts to launch new loan products in response to the evolving needs of borrowers. For investors, we aim to offer a more diversified array of investment products with attractive risk-adjusted returns to meet individual risk profiles. In particular, we plan to leverage our securities and insurance licenses to seek additional cross-selling opportunities in our online wealth management product lines including insurance brokerage services and overseas stock investment products. Failure to continue to successfully broaden our product offerings could adversely affect our operating results and we may not be able to recoup the costs of developing and launching new products.

Loan Performance Data

Delinquency Rates by Balance

We use delinquency rate to track the performance of the loans we originate and we aim to reduce the loan delinquency rates through our ability to implement and maintain an effective credit risk management system. We define delinquency rate as the loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due as a percentage of the total balance of outstanding principal of loans originated on our platform as of a specific date. Loan products that have been transferred to non-performing loan companies are not included in the calculation of delinquency rate. Historically, we transferred certain loans to non-performing loan companies primarily driven by our efforts to comply with the evolving laws and regulations governing our business, rather than for the purpose of transferring out loans that are in delinquent.

The following table sets forth the delinquency rates for all our outstanding loan products as of December 31, 2017, 2018 and 2019:

	Delinquent for
	15-30 days	31-60 days	61-90 days	91-180 days
December 31, 2017	0.77%	1.00%	0.89%	1.88%
December 31, 2018	0.59%	0.35%	0.24%	1.43%
December 31, 2019	0.27%	0.16%	0.08%	0.28%

Delinquency Rates by Vintage

We refer to loans facilitated during a specific time as a vintage. We define vintage delinquency rate as follows:

M3+ Delinquency Rates by Vintage: We define “M3+ Delinquency Rates by Vintage” as the total balance of outstanding principal of a vintage for which any payment of principal is over 90 calendar days past due as of a particular date (adjusted to exclude total amount of past due payments for loan principal that have been subsequently collected in the same vintage), divided by the total initial principal originated in such vintage. Loan products that have been transferred to non-performing loan companies are not included in the calculation of M3+ Delinquency Rates by Vintage. We define delinquency rate as the loan principal that was 15-30, 31-60, 61-90 and 91-180 calendar days past due as a percentage of the total balance of outstanding principal of loans originated on our platform as of a specific date. Loan products that have been transferred to non-performing loan companies are not included in the calculation of delinquency rate. Historically, we transferred certain loans to non-performing loan companies primarily driven by our efforts to comply with the evolving laws and regulations governing our business, rather than for the purpose of transferring out loans that are in delinquent.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenue

We generate revenue from the provision of financial services. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods indicated.

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation services	6,272,796	93.1	4,960,671	89.3	3,477,897	499,569	78.6
Post-origination services	256,916	3.8	367,439	6.6	604,732	86,864	13.7
Others	212,068	3.1	228,372	4.1	342,334	49,173	7.7
Total net revenues	6,741,780	100.0	5,556,482	100.0	4,424,963	635,606	100.0

Revenue from loan facilitation services.   For each loan facilitated on our platform for our Online Lending Information Intermediary Services, we charge a service fee to the borrower and the investor each at certain percentage of the loan principal and allocate such fee between loan facilitation services and post-origination services that we provide. The rate of such service fees varies depending on the type, pricing and term of underlying loans. Loan facilitation services fees for our Online Lending Information Intermediary Services are the portion of service fees we charge to borrowers and investors in relation to the work we perform through our platform by matching them with each other and facilitating the origination of loan transactions.

For each loan referred by us to our institutional funding partners under our direct lending program, we charge a service fee to either the borrower with whom we have stopped directly charging service fees since April 2019 or the financial institution partner each at certain percentage of the loan principal and allocate such fee between loan facilitation services and post-origination services that we provide. Loan facilitation services fees are the portion of service fees we charge to borrowers with whom we have stopped directly charging service fees since April 2019 or financial institution partners in relation to the services we provide such as traffic referral services and credit assessment.

Revenue from post-origination services. For our Online Lending Information Intermediary Services, post-origination services fees are the portion of service fees charged to borrowers and investors in relation to services we provide after loan origination, such as repayment facilitation and loan collection. Under our direct lending program, post-origination services fees are the portion of service fees charged to either the borrowers with whom we have stopped directly charging service fees since April 2019 or the financial institution partners in relation to services we provide after loan origination, such as repayment facilitation and loan collection.

Others.    Other revenues mainly include product sales revenues from online sales of goods and penalty fees we charge to borrowers for late payment for our Online Lending Information Intermediary Services. Other revenues also include revenue of services such as insurance agency, securities brokerage, consulting and user referral. Starting from early 2018, penalty fees under our Online Lending Information Intermediary Services have been paid to the depository account and were no longer included in our revenues thereafter.

Operating Cost and Expenses

The table below sets forth the breakdown of our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	2,243,723	33.3	1,746,375	31.4	2,343,428	336,611	53.0
Origination and servicing	502,050	7.5	444,830	8.0	1,137,451	163,385	25.7
General and administrative	3,073,575	45.7	1,159,746	20.9	1,155,747	166,013	26.1
Provision (reversal) for doubtful contract assets and receivables	1,881	0.0	(2,637)	0.0	2,148,638	308,633	48.6
Total operating cost of revenues	5,821,229	86.5	3,348,314	60.3	6,785,264	974,642	153.4

Sales and marketing.    Sales and marketing expenses consist primarily of various marketing expenses, including those related to borrower and investor acquisition and retention and general brand and awareness building.

Origination and servicing.    Origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans.

General and administrative.   General and administrative expenses consist primarily of salaries, share-based compensation and other benefits granted primarily to our management, research and development personnel and finance and administrative personnel, rental, professional service fees and other expenses.

Provision (reversal) for doubtful contract assets and receivables. Provision (reversal) for doubtful contract assets and receivables consist primarily of allowance for account receivable, loan receivables, other receivables and contract assets.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

According to the Hong Kong regulations, our subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate.

China

Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. For details of our subsidiaries, variable interest entities and their respective subsidiaries qualified as “high and new technology enterprises,” please refer to Note 13 to our consolidated financial statements included elsewhere in this annual report. In addition, enterprises of encouraged industries are subject to preferential tax treatment or tax exemption for certain period in certain areas of China. For details of our subsidiaries, variable interest entities and their respective subsidiaries that are subject to such preferential tax treatment or exemptions, please refer to Note 13 to our consolidated financial statements included elsewhere in this annual report. Furthermore, Liangzi (Tianjin) Finance Lease Limited, a subsidiary of our variable interest entity, was qualified as a “small enterprise with low profits” and thus enjoyed a preferential income tax rate of 20% for 2017 and 2018 and 25% for 2019. Beijing Baibai Technology Co., Ltd, Beijing Juhuixuan Technology Co., Ltd, Shenzhen Dafu Xinfu Commercial Factoring Co., Ltd. (formerly known as Shenzhen Jiufu Xinfu Commercial Factoring Co., Ltd.), Jiuxing insurance brokerage Co., Ltd, Beijing Jiubao Technology Co., Ltd, Zhuhai Jiuxin Asset Management Co., Ltd, and Qianhai Fuben Network Technology (Shenzhen) Co., Ltd. (formerly known as (Qianhai Jiufu Network Technology (Shenzhen) Co., Ltd.) are qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2019.

We are subject to value added tax, or VAT, at a rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% thereafter on the sales of products, at a rate of 6% on the services rendered by us, less any deductible VAT we have already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. Since April 1, 2019, we have been subject to an additional 10% deductible VAT. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our Hong Kong subsidiaries satisfy all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiary in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies

Revenue recognition

We have early adopted ASU 2014 09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017 and have elected to apply it retrospectively for the year ended December 31, 2016.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Online lending information intermediary services revenue

Through our online platform, we provide intermediary services on personal financing product, One Card, under which the holders of One Card can apply for loans on a revolving basis (“revolving loan products”). We also provide one-time loan facilitation services to meet various consumption needs (“non-revolving loan product”). For revolving loan products and non-revolving loan products, our services provided consist of:

a)             Matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan facilitation service”); and

b)             Providing repayment processing services for the marketplace investors and borrowers over the loan term, including repayment reminders and following up on late repayments (referred to as “post origination services”).

We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

We consider our customers to be both the investors and borrowers. We consider the loan facilitation service and post origination services as two separate services, which represent two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promise to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. We do not have observable standalone selling price information for the loan facilitation services or post origination services because we do not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, we use an expected cost-plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involves significant judgements.  In estimating the standalone selling price for the loan facilitation services and post origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of services, we recognize revenue when (or as) we satisfy the service or performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. A majority of the service fee is charged to the borrowers, which is collected upfront upon at the loan inception or collected over the loan term. Investors pay service fees to us either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable.

All service fees are fixed and not refundable. Revenue recognized is recorded net of VAT. Remaining performance obligations represent the amount of the transaction price for which service has not been performed under post origination services.

Direct lending program revenue

Through our direct lending program, we provide traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed our risk assessment. Our services provided consist of:

a)             Matching financial institution partners to potential qualified borrowers, and facilitating the execution of loan agreements between the parties (also referred to as “loan facilitation service”); and

b)             Providing repayment processing services for the financial institution partners and borrowers over the loan term, including repayment reminders and loan collection (also referred to as “post origination services”).

Consistent with the revenue recognition policy under the online lending information intermediary services model, we have determined that we are not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the financial institution partners and borrowers. We consider our customers to be both the financial institution partners and borrowers.

We consider the loan facilitation service and post origination service as two separate performance obligations. We determine the total transaction price to be the service fees chargeable from the borrowers or the financial institution partners, which is the contracted price adjusted for variable consideration such as potential loan prepayment by the borrows that could reduce the total transaction price, which is estimated using the expected value approach based on historical data and current trends of prepayments of the borrowers. Then the transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606, similar to online lending information intermediary services revenue.

For each type of service, we recognize revenue when (or as) we satisfy the service or performance obligation by transferring the promised service to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the financial institution partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight line basis over the term of the underlying loans as the services are provided ratably on a monthly basis.

Since April 2019, we have stopped charging service fees directly to the borrowers under our direct lending program. Instead, we started to charge service fee either directly to the institutional funding partners, or indirectly through third-party guarantee companies who provide guarantee services, or insurance company who provided credit insurance to the institutional funding partners on their loans to the borrowers. We concluded this change did not alter the substance of the services we provided to borrowers and financial institution partners under the direct lending program, and therefore would not impact how revenue was recognized. In 2019, under the Cooperation Agreement, we predominantly partnered with PICC who provided the credit insurance service to institutional funding partners on the loan origination. PICC collected all of the loan facilitation service fees and remitted our portion of the service fees to us. We recorded an account receivable for the service fees confirmed and to be remitted by PICC.

Other revenues

Our other revenues mainly include product sales revenues from online sales of goods, penalty fee for late payment, and other service revenues.

We generate product sales revenues primarily through selling of merchandise via our online shopping platform 9F One Mall (“online agent model”), and through selling of upscale products via third-party platforms (“online direct sales model”). Under online agent model, customers can buy merchandise provided by third-party merchandise suppliers on 9F One Mall. We do not control the merchandise, but rather are acting as an agent for the suppliers. Revenue is recognized for the net amount of consideration we are entitled to retain in exchange for the agent service. We commenced the operations of the online direct sales model in the first quarter of 2019 and terminated the operations of the online direct sales model in the third quarter of 2019. Under the online direct sales model, revenue was recognized on a gross basis as we controlled the merchandise before it was transferred to the customers, which was indicated by (i) we were primarily responsible for fulfilling the promise to provide the specified upscale products to the customers; (ii) we bore inventory risk; and (iii) we had discretion in establishing price.

The penalty fee is the fee paid to the investors and assigned to us by the investors under our Online Lending Information Intermediary Services as a certain percentage of past due amounts collected. Starting from early 2018, penalty fee under our Online Lending Information Intermediary Services has been paid to the depository account managed by third-party financing guarantee companies, and none has been assigned to us. Accordingly, we no longer recognized any penalty fee thereafter.

Other revenues also include revenue of services such as insurance agency, securities brokerage, consulting, and user referral.

Cash incentives

To expand market presence, we voluntarily provide cash incentives in the form of cash coupons to new and existing investors during our marketing activities. These coupons are not related to prior transactions, and can only be utilized in conjunction with subsequent lending activities. The cash incentives provided are accounted as a reduction of transaction price according to ASC 606-10-32-25.

Quality assurance fund liability

In order to provide assurance for investors, we established an investors’ protection plan.

From December 2013 to December 2016, we provided an investor protection service which is accounted for as guarantee.

Starting from August 25, 2016, we cooperated with some third-party guarantee and insurance companies, who provided investor protection services to replace the former quality assurance fund model, and we no longer has legal obligation to make compensation payments to investors on default loans, and therefore no longer records quality assurance fund liability in accordance with ASC 405 20, Extinguishments of liabilities.

In August 2016, we cooperated with Nanfeng Guarantee and China Taiping to launch an investors’ protection plan to replace the former quality assurance fund model. As part of the agreement with Nanfeng Guarantee and China Taiping, we transferred the legal responsibility to guarantee the existing loans (i.e., existing and future defaults) to Nanfeng Guarantee and China Taiping. We agreed to pay the whole balance of the quality assurance fund as of August 25, 2016 of RMB287 million from our special account to a depository account set up by Nanfeng Guarantee and supervised by China Taiping. For all new loans facilitated, the borrowers paid the quality assurance fund to Nanfeng Guarantee to manage as part of the guarantee fund reserve going forward. A separate insurance policy was entered into by each borrower and the insurance company (i.e., China Taiping), where the insurance company charged an insurance premium to the borrower to cover additional default risks. China Taiping will not cover the repayment until the balance of the special account at the depository bank becomes insufficient. As a result, we no longer have legal obligation to make compensation payments to investors on default loans (both incurred and future) related to the existing loan portfolio as well as loans originated subsequent to August 25, 2016.

In September 2017, we launched an enhanced investors’ protection plan with China Taiping and Nanfeng Guarantee. For loans with terms of no more than 12 months, the borrower signed “Loan Performance Guarantee Insurance Policy” with China Taiping and pay insurance premium to China Taiping. In the event that default of the insured loan happens, China Taiping will repay the outstanding principal and the interests to the investors. For loans with terms of over 12 months and for loans with terms of no more than 12 months but not covered by China Taiping’s insurance protection, the borrower signed “Confirmation to Participation in Guarantee Plan” and Nanfeng Guarantee will provide guarantee service. The borrower paid guarantee fund to Nanfeng Guarantee, which will be deposited in the guarantee fund reserve depository account set up by Nanfeng Guarantee. Nanfeng Guarantee and us will determine the guarantee fund rate charged with borrower based on the credit characteristics of the borrower as well as the underlying loan characteristics. If default of any loan protected by Nanfeng Guarantee happens, Nanfeng Guarantee will withdraw the fund from the guarantee fund reserve account to repay the investor within fund balance as the upper limit.

In January 2018, we announced further upgrades to the enhanced investors’ protection plan with respect to loans with terms of over 12 months whereby the borrower signed a guarantee contract with Guangdong Success. According to the contract, when a borrower defaults and meanwhile, if the balance of the guarantee fund reserve account was insufficient to cover the unpaid amounts, Guangdong Success would make additional repayment up to a cap equal to five times of the guarantee fee paid by the borrowers. For loans with terms of no more than 12 months, the borrower paid insurance premium and signed “Loan Performance Guarantee Insurance Policy” with either China Taiping or PICC.  The loans under China Taiping’s insurance protection obligation were all due by August 15, 2019; however, China Taiping’s insurance protection obligation has not been completely fulfilled as of the date of this annual report due to the ongoing insurance claim and settlement process. PICC provided insurance protection to all the new loans with terms of no more than 12 months that had been originated since May 2018 and covered by the insurance protection plan. Since November 2019, new loans with terms of no more than 12 months are no longer covered by PICC’s insurance protection plan; however, as of the date of this annual report, PICC continues to fulfill its insurance protection obligation for loans originated before November 2019 that were subject to PICC’s insurance protection plan. Furthermore, Guangdong Success no longer provides guarantee protection on new loans facilitated since February 2020; however, as of the date of this annual report, Guangdong Success continues to fulfill its obligation for loans facilitated before February 2020 that were subject to Guangdong Success’ guarantee protection plan.

Since February 2020, we have begun to collaborate with Zhongtian Guarantee, an independent third party. For all the new loans originated since February 2020, borrowers are required to pay money contributions to the depository account set up by Zhongtian Guarantee. If a loan past due for a certain period, Zhongtian Guarantee will use the cash available in the depository account to repay the investors up to the total amount of principal and the accrued interests until the depletion of the cash available in the depository account.

Allowance for doubtful accounts

Accounts receivable, other receivables and loan receivables are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. We continuously monitor collections from our borrowers and maintains an allowance for doubtful accounts based on various factors, including aging, historical collection data, specific collection issues that have been identified, borrower concentration, general economic conditions and other factors surrounding the credit risk of specific borrowers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined it is probable that the balance will not be collected.

Share-Based Compensation

Share-based payment transactions with employees and managements, such as share options, are measured based on the grant date fair value of the equity instrument. We have elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. We elect to recognize forfeitures when they occur.

The following table sets forth our share-based compensation expenses in 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Share-based compensation expenses	2,180,505	508,162	353,151	50,727

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2017, 2018 and 2019, taking into the consideration of our 1 to 100 share split immediately before our initial public offering in 2019:

Grant Date	Number of Options Granted	Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Aggregate Intrinsic Value at the Grant Dates	Type of Valuation
		RMB	RMB	RMB
August 1, 2017	643,300	7.78	60.13	4,886,040.98	Retrospective
September 11, 2017	543,400	14.32	54.21	7,346,050.94	Retrospective
October 10, 2017	213,500	14.32	55.31	2,810,821.97	Retrospective
October 20, 2017	34,958,000	14.32	54.45	490,553,704.17	Retrospective
January 19, 2018	603,300	14.32	70.57	42,231,003.66	Retrospective
March 7, 2018	178,900	14.32	71.48	12,585,321.89	Retrospective
March 27, 2018	178,900	14.32	71.44	12,585,321.89	Retrospective
April 27, 2018	433,000	24.06	63.02	26,018,608.28	Retrospective
September 1, 2018	100,000	24.06	58.05	5,478,441.02	Retrospective
September 29, 2018	467,700	24.06	56.89	25,622,668.86	Retrospective
December 24, 2018	117,700	24.06	53.40	5,824,844.69	Retrospective
January 7, 2019	21,500	14.32	61.64	1,314,304.18	Retrospective
January 7, 2019	78,600	49.85	37.48	2,010,725.37	Retrospective
January 7, 2019	34,600	24.06	53.60	1,747,466.34	Retrospective
April 21, 2019	111,200	24.06	37.82	3,648,960.06	Retrospective
June 13, 2019	23,600	24.06	37.41	774,419.58	Retrospective
June 14, 2019	10,000	24.06	37.42	328,143.89	Retrospective
July 1, 2019	2,100,000	24.06	37.80	68,910,217.02	Retrospective

The valuation was performed on retrospective basis, instead of contemporaneous valuations because, at that time valuation, our limited financial and limited human resources were principally focused on business development efforts.

In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options.

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

Grant Date
	2017	2018	2019
Risk-free rate of interest(1)	1.65% - 2.03%	2.45% - 2.98%	1.79%-2.53%
Volatility(2)	43.6% - 44.5%	43.5% - 48.3%	43.4%-55.3%
Dividend yield(3)	—	—	—
Exercise multiples(4)	2.2/2.8	2.2/2.8	2.2/2.8
Life of options (years)(5)	4.0 - 5.0	4.0 - 6.0	4.0 - 6.0

(1) We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.

(2) We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3) We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4) The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publication. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.

(5) Extracted from option agreements.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies—Recent accounting pronouncements adopted” and Note 2 “Summary of Significant Accounting Policies—Recent accounting pronouncements not yet adopted” to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Loan facilitation services	6,272,796	93.1	4,960,671	89.3	3,477,897	499,569	78.6
Post-origination services	256,916	3.8	367,439	6.6	604,732	86,864	13.7
Others	212,068	3.1	228,372	4.1	342,334	49,173	7.7
Total net revenues	6,741,780	100.0	5,556,482	100.0	4,424,963	635,606	100.0
Operating costs and expenses
Sales and marketing (1)	(2,243,723)	(33.3)	(1,746,375)	(31.4)	(2,343,428)	(336,611)	(53.0)
Origination and servicing(2)	(502,050)	(7.5)	(444,830)	(8.0)	(1,137,451)	(163,385)	(25.7)
General and administrative(3)	(3,073,575)	(45.7)	(1,159,746)	(20.9)	(1,155,747)	(166,013)	(26.1)
Provision (reversal) for doubtful contract assets and receivables	(1,881)	(0.0)	2,637	0.0	(2,148,638)	(308,633)	(48.6)
Total operating costs and expenses	(5,821,229)	(86.5)	(3,348,314)	(60.3)	(6,785,264)	(974,642)	(153.4)
Interest income	73,639	1.1	208,350	3.7	225,751	32,427	5.1
Impairment loss of investments	—	—	(23,140)	(0.4)	(154,898)	(22,250)	(3.5)
Gain recognized on remeasurement of previously held equity interest in acquiree	—	—	—	—	16,272	2,337	0.4
Net loss from disposal of subsidiaries	(8,135)	(0.1)	(257)	(0.0)	—	—	—
Other income, net	25,429	0.4	25,608	0.5	52,852	7,592	1.2
Income (loss) before income tax expense and earnings (loss) in equity method investments	1,011,484	14.9	2,418,729	43.5	(2,220,324)	(318,930)	(50.2)
Income tax benefit (expense)	(352,432)	(5.2)	(402,403)	(7.2)	174,597	25,079	3.9
Earnings (loss) in equity method investments	64,701	1.0	(41,143)	(0.7)	(107,918)	(15,501)	(2.4)
Net Income (loss)	723,753	10.7	1,975,183	35.6	(2,153,645)	(309,352)	(48.7)

Notes:

(1)         Sales and marketing expenses include services provided by related parties of RMB417.1 million, RMB37.8 million and RMB42.8 million (US$6.1 million) in 2017, 2018 and 2019, respectively.

(2)         Origination and servicing expenses include services provided by related parties of RMB81.8 million, RMB39.0 million and RMB15.1 million (US$2.2 million) in 2017, 2018 and 2019, respectively.

(3)         General and administrative expenses include share-based compensation of RMB2,180.5 million, RMB508.2 million and RMB353.2 million (US$50.7 million) in 2017, 2018 and 2019, respectively.

Net revenue

Loan facilitation services revenue

2019 Compared to 2018.    Our loan facilitation services revenue decreased by 29.9% from RMB4,960.7 million in 2018 to RMB3,477.9 million (US$499.6 million) in 2019. The decrease of loan facilitation services revenue was primarily because the loan facilitation services revenue under our direct lending program in the fourth quarter of 2019 was not recognized due to our dispute with PICC.

2018 Compared to 2017.    Our loan facilitation services revenue decreased by 20.9% from RMB6,272.8 million in 2017 to RMB4,960.7 million in 2018. The decrease was primarily due to the decrease in the loan origination volume, which decreased from RMB57.5 billion in 2017 to RMB45.6 billion in 2018. The decrease in the loan origination volume was primarily driven by the decrease in the number of active borrowers from approximately 3.6 million in 2017 to approximately 2.3 million in 2018 due to the challenging regulatory environment negatively affecting the growth of our business.

Post-origination services revenue

2019 Compared to 2018.    Our post-origination services revenue increased by 64.6% from RMB367.4 million in 2018 to RMB604.7 million (US$86.9 million) in 2019. The increase was primarily due to the increase in the loan origination volume, and an increasing portion of service revenue allocated to post-origination services in 2019. Our loan origination volume increased from RMB45.6 billion in 2018 to RMB55.1 billion (US$7.9 billion) in 2019, which was primarily driven by the increase in the number of active borrowers from approximately 2.3 million in 2018 to approximately 2.8 million in 2019.

2018 Compared to 2017.    Our post-origination services revenue increased by 43.0% from RMB256.9 million in 2017 to RMB367.4 million in 2018. The increase was primarily due to the historical increase in our loan origination volume, which was in turn driven by the historical increase in the number of active borrowers on our platform. Our post-origination service fees kept increasing in 2018 while our loan facilitation service fees decreased for the same period, primarily because post-origination service fees are recognized over the entire loan lifecycle and loan facilitation service fees are recognized at loan inception.

Others

2019 Compared to 2018.    Our other revenue increased by 49.9% from RMB228.4 million in 2018 to RMB342.3 million (US$49.2 million) in 2019. The increase was primarily due to the increase in revenues from our online direct sales model.

2018 Compared to 2017.    Our other revenue increased by 7.7% from RMB212.1 million in 2017 to RMB228.4 million in 2018. The increase was primarily due to the increase in revenues from online sales of third-party merchandise and the increase in revenues from provision of technology related services to customers.

Operating Costs and Expenses

Sales and marketing expenses

2019 Compared to 2018.    Our sales and marketing expenses increase by 34.2% from RMB1,746.4 million in 2018 to RMB2,343.4 million (US$336.6 million) in 2019. The increase was primarily due to the increase in user acquisition expenses from RMB1,395.5 million in 2018 to RMB1,788.8 million (US$ 256.9 million) in 2019 and increase in advertising expenses from RMB54 million in 2018 to RMB 115.7 million (US$16.6 million) in 2019, as we take more efforts to expand user acquisition channels.

2018 Compared to 2017.    Our sales and marketing expenses decrease by 22.2% from RMB2,243.7 million in 2017 to RMB1,746.4 million in 2018. The decrease was primarily due to the decrease in user acquisition expenses from RMB1,657.3 million in 2017 to RMB1,395.5 million in 2018 and the decrease of salary and benefit expenses from RMB359.2 million in 2017 to RMB232.8 million in 2018, as we slowed down our user acquisition efforts and downsized our sales and marketing team given the challenging regulatory environment.

Origination and servicing expenses

2019 Compared to 2018.    Our origination and servicing expenses increased by 155.7% from RMB444.8 million in 2018 to RMB1,137.5 million (US$163.4 million) in 2019. The increase was primarily due to the increase in loan collection expenses from RMB109.2 million in 2018 to RMB740.5 million (US$106.4 million) in 2019.

2018 Compared to 2017.    Our origination and servicing expenses decreased by 11.4% from RMB502.1 million in 2017 to RMB444.8 million in 2018. The decrease was primarily due to the decrease in expenses associated with collection from RMB245.0 million in 2017 to RMB109.2 million in 2018, partially offset by the increase in credit assessment expenses from RMB41.7 million in 2017 to RMB105.3 million in 2018.

General and administrative expenses

2019 Compared to 2018.    Our general and administrative expenses decreased by 0.3% from RMB1,159.7 million in 2018 to RMB1,155.7 million (US$166.0 million) in 2019, primarily resulting from the decrease of share-based compensation expense from the RMB508.2 million in 2018 to RMB353.2 million (US$50.7 million) in 2019, partially offset by the increase in research and development expenses from RMB24.1 million in 2018 to RMB92.6 million (US$13.2 million) in 2019.

2018 Compared to 2017.    Our general and administrative expenses decreased by 62.3% from RMB3,073.6 million in 2017 to RMB1,159.7 million in 2018, primarily resulting from the decrease in share-based compensation from RMB2,180.5 million in 2017 to RMB508.2 million in 2018. Our share-based compensation decreased from RMB2,180.5 million in 2017 to RMB508.2 million in 2018 primarily due to decrease of 26,289,600 in options we granted in 2018 as compared to our grants in 2017.

Provision (reversal) for doubtful contract assets and receivables

2019 Compared to 2018.    Our Provision (reversal) for doubtful contract assets and receivables increased from reversed RMB2.6 million in 2018 to provision RMB2,148.6 million (US$308.6 million) in 2019, primarily because we recognized a full valuation allowance for accounts receivable from PICC amounting to RMB1,432.3 million (US$205.7 million) and valuation allowance for loan receivables amounting to RMB649.8 million (US$93.3 million).

2018 Compared to 2017.  Our Provision (reversal) for doubtful contract assets and receivables decreased from provision RMB1.9 million in 2017 to reversed RMB2.6 million in 2018, primarily because the receivables with bad debt provision in 2017 were settled in 2018, leading to a reversal of bad debt provision.

Interest Income

Interest income represents interest earned on cash deposits in financial institutions, our loan receivables from third-party borrowers, and our investment in wealth management financial products.

2019 Compared to 2018.    Our interest income increased by 8.4% from RMB208.4 million in 2018 to RMB225.8 million (US$32.4 million) in 2019 because we purchased more investment products.

2018 Compared to 2017.    Our interest income increased by 183.2% from RMB73.6 million in 2017 to RMB208.4 million in 2018. The increase was primarily attributable to the increase of our loan receivables from RMB126.2 million as of December 31, 2017 to RMB593.9 million as of December 31, 2018.

Impairment loss of Investments

2019 Compared to 2018.    In 2019, we incurred impairment loss of investments of RMB154.9 million (US$22.3 million). Due to continuing deterioration of operating result of Nanjing Lefang Intelligent Life Technology Development Co., Ltd (“Nanjing Lefang”), we conducted an impairment assessment and recorded an impairment loss of RMB100 million (US$14.3 million) for Nanjing Lefang in 2019. In addition, we fully impaired the investments in Dawanjia Inc. and Orange Island Technology Inc. in 2019 since we determined that they had encountered going-concern issues due to their working capital deficiencies and poor operating results.

2018 Compared to 2017.   We incurred impairment loss of investments of RMB23.1 million in 2018. The impairment loss of investments in 2018 was primarily because we recorded a full impairment of the investments in Shanghai Wujiu Information Technology Company Limited and OFO International Limited in 2018 since we determined that they had encountered going-concern issues due to their working capital deficiencies and poor operating results.

Gain Recognized on Remeasurement of Previously Held Equity Interest in Acquiree

We recorded gain on remeasurement of previously held equity interest in acquiree of RMB16.3 million (US$2.3 million) in 2019 since we acquired control of Beijing Jiufu Weiban Technology Limited and Yoquant Technology (Beijing) Limited in 2019. Our existing equity interests in these entities previously accounted for under equity method were remeasured to a fair value, with the excess over the carrying value recognized as gain.

Net Loss from Disposal of Subsidiaries

We did not incur any net loss or gain from disposal of subsidiaries in 2019.

2018 Compared to 2017.    Our net loss from disposal of subsidiaries decreased from RMB8.1 million in 2017 to RMB0.3 million in 2018. The decrease was primarily because we incurred a disposal loss of RMB23.2 million in 2017 with respect to our disposal of Shenzhen Boya Chengxin Financial Service Limited (“Shenzhen Boya”), one of our then subsidiaries, offset by a disposal gain of RMB15.0 million with respect to our disposal of Shenzhen Chaoneng Information Technology Co., Ltd. (“Shenzhen Chaoneng”), one of our then subsidiaries.

Other Income, Net

Our other income, net, represents the differences between the income from government subsidies and the donations we made.

2019 Compared to 2018.    Our other income, net, increased by 106.4% from RMB25.6 million in 2018 to RMB52.9 million (US$7.6 million) in 2019, which was primarily due to an increase of VAT reduction amount of RMB25.8 million (US$ 3.7 million) in 2019 compared to 2018.

2018 Compared to 2017.    Our other income, net, increased by 0.8% from RMB25.4 million in 2017 to RMB25.6 million in 2018, primarily due to an increase in our income from government subsidies in 2018.

Income Tax Benefit (Expense)

2019 Compared to 2018.   We had an income tax benefit of RMB174.6 million (US$25.1 million) in 2019, compared to an income tax expense of RMB402.4 million in 2018, primarily because we recorded net losses in 2019. The income tax benefit recognized in 2019 can be carried forward to offset future tax payable.

2018 Compared to 2017.    We had an income tax expense of RMB402.4 million in 2018, compared to an income tax expense of RMB352.4 million in 2017. The increase in our income tax expense was primarily due to an increase in the taxable income of certain of our subsidiaries, resulting in an increase in the effective tax rate applicable to our company as a whole.

Earnings (Loss) in Equity Method Investments

2019 Compared to 2018.  Our loss in equity method investments increased from RMB 41.1 million to RMB107.9 million (US$15.5 million) in 2019. The increase is mainly due to that we incurred a disposal loss of RMB63.4 million (US$9.1 million) in 2019 with respect to our disposal of Shenzhen Boya Chengxin Financial Service Limited.

2018 Compared to 2017.    Our earnings in equity method investments in 2017 mainly represented our share of profit from WeCash Holding Ltd. (“WeCash”), one of our investees under equity method of accounting. In 2018, we stopped applying equity method of accounting for our interest in WeCash upon the cessation of our significant influence on WeCash in February 2018. Our earnings in equity method investments decreased by 163.5% from earnings in equity method investments of RMB64.7 million in 2017 to loss in equity method investments of RMB41.1 million in 2018. The decrease was primarily because we stopped adopting equity method of accounting for our interest in WeCash upon the cessation of our significant influence on WeCash in February 2018.

Net Income (loss)

As a result of the foregoing, we recorded net income of RMB723.8 million and RMB1,975.2 million in 2017 and 2018, respectively, and recorded a net loss of RMB2,153.6 million (US$309.4 million) in 2019.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2018 and 2019. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	5,469,077	4,684,003	672,815
Term deposits	833,478	24,000	3,447
Accounts receivable, net of allowance for doubtful accounts of RMB1,053 and RMB1,433,449 as of December 31, 2018 and 2019, respectively	180,141	280,995	40,362
Other receivables, net of allowance for doubtful accounts of RMB5,010 and RMB36,773 as of December 31, 2018 and 2019, respectively	146,438	117,340	16,855
Loan receivables, net of allowance for doubtful accounts of nil and RMB 615,592 as of December 31, 2018 and 2019, respectively	593,943	778,480	111,822
Prepaid expenses and other assets	543,088	1,137,787	163,433
Long-term investments	954,158	775,644	111,414
Liabilities:
Deferred revenue	346,847	788,906	113,319
Income tax payable	315,868	320,350	46,016
Accrued expenses and other liabilities	745,307	1,229,110	176,550

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. We consider all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Our cash and cash equivalents decreased by 14.4% from RMB5,469.1 million as of December 31, 2018 to RMB4,684.0 million (US$672.8 million) as of December 31, 2019, primarily because the net cash used in operating activities and investing activities in 2019 were RMB429.0 million (US$61.6 million) and RMB707.6 million (US$101.6 million) respectively.

Term Deposits

Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Our term deposit decreased by 97.1% from RMB833.5 million as of December 31, 2018 to RMB24.0 million (US$3.4 million) as of December 31, 2019, which was primarily due to our redemption of term deposits of RMB1,048.8 million (US$150.7 million), offset by our purchase of term deposits of RMB232.3 million (US$33.4 million) in 2019.

Accounts Receivable

Our accounts receivable, net of allowance for doubtful accounts, primarily includes the service fees receivable from investors and accounts receivable from financial institution partners.

Our accounts receivable, net of allowance for doubtful accounts increased by 56.0% from RMB180.1 million as of December 31, 2018 to RMB281.0 million (US$40.4 million) as of December 31, 2019, primarily due to the increase in accounts receivable from investors as we increased the fee rates charged to investors in 2019, as well as the increase in accounts receivable from financial institution partners.

Other Receivables

Our other receivable, primarily includes the funds receivable from external payment network providers and accrued interest receivable. Our other receivables, net of allowance for doubtful accounts decreased by 19.9% from RMB146.4 million as of December 31, 2018 to RMB117.3 million (US$16.9 million) as of December 31, 2019.

Loan Receivables

Our loan receivables, net of allowance for doubtful accounts, mainly represent loans to third-party borrowers.

Our loan receivables increased by 31.1% from RMB593.9 million as of December 31, 2018 to RMB778.5 million (US$111.8 million) net of allowance for doubtful accounts of RMB615.6 million (US$88.4 million) as of December 31, 2019, primarily because we provided loans to third-party borrowers in the amount of RMB756.1 million (US$108.6 million) in 2019.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets include deposits, advance to suppliers, prepaid taxes, prepaid service fee, prepaid investment and others.

Our prepaid expenses and other assets increased by 109.5% from RMB543.1 million as of December 31, 2018 to RMB1,137.8 million (US$163.4 million) as of December 31, 2019, primarily because we made RMB632.1 million(US$90.8 million) prepayment to acquire equity interests in Hubei Consumer Finance Company and other companies in 2019.

Long-term Investments

Our long-term investments consist of equity securities without readily determinable fair value, equity method investments and held-to-maturity and available-for-sale investments.

Our long-term investments decreased by 18.7% from RMB954.2 million as of December 31, 2018 to RMB775.6 million (US$111.4 million) as of December 31, 2019, primarily because we took RMB154.9 million (US$22.3 million) impairment loss of long-term investments in 2019.

Deferred Revenue

Deferred revenue consists of post origination service fees received or receivable from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered during the loan period.

Our deferred revenue increased by 127.5% from RMB346.8 million as of December 31, 2018 to RMB788.9 million (US$113.3 million) as of December 31, 2019, primarily because the service fees charged to borrowers, investors and financial institution partners that were allocated to post-origination service fees increased from RMB95.2 million in 2018 to RMB359.1 million (US$51.6 million) in 2019.

Income Tax Payable

Our income tax payable slightly increased by 1.4% from RMB315.9 million as of December 31, 2018 to RMB320.4 million (US$46.0 million) as of December 31, 2019.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities increased by 64.9% from RMB745.3 million as of December 31, 2018 to RMB1,229.1 million (US$176.6 million) as of December 31, 2019, primarily due to an increase in accrued advertising and marketing fee from RMB435.5 million of December 31, 2018 to RMB715.2 million (US$102.7 million) as of December 31, 2019, an increase in payable related to service fees and others from RMB155.6 million as of December 31, 2018 to RMB248.8 million (US$35.7 million) as of December 31, 2019, and an increase in amounts due to customers for the segregated bank balances held on their behalf increased by from RMB47.5 millions of December 31, 2018 to RMB125.4 million (US$18.0 million) as of December 31, 2019.

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

We believe that our current cash, cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	2,865,590	2,345,892	(429,047)	(61,629)
Net cash used in investing activities	(1,011,683)	(1,236,820)	(707,611)	(101,640)
Net cash provided by financing activities	563,360	545,886	471,978	67,795
Net increase in cash, cash equivalents and restricted cash	2,394,167	1,690,291	(659,637)	(94,751)
Cash, cash equivalents and restricted cash at beginning of the year	1,384,619	3,778,786	5,469,077	785,584
Cash, cash equivalents and restricted cash at end of the year	3,778,786	5,469,077	4,809,440	690,833

Operating activities

Our net cash used in operating activities was RMB429.0 million (US$61.6 million) in 2019. In 2019, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB2,153.6 million (US$309.4 million) primarily resulted from the increase in our provision for allowance for doubtful accounts of RMB2,133.8 million (US$306.5 million), the increase in our accrued expenses and other liabilities of RMB479.3 million (US$68.8 million) and the increase in our deferred revenue of RMB442.1 million (US$63.5 million), partially offset by the increase in accounts receivable of RMB1,539.9 million (US$221.2 million). The increase in our provision for allowance for doubtful accounts was primarily because we recognized full valuation allowance for accounts receivables from PICC amounting to RMB1,432.3 million (US$205.7 million) and valuation allowance for loan receivables amounting to RMB649.8 million(US$93.3 million). The increase in our accrued expenses and other liabilities was primarily due to the increases in each of the accrued advertising and marketing fee, payable related to service fee and others, and amounts due to customers for the segregated bank balances held on their behalf. Our deferred revenue increased because the service fees charged to borrowers, investors and financial institution partners that were allocated to post-origination service fees increased. The increase in accounts receivable was primarily due to the increase in receivables due from PICC.

Our net cash provided by operating activities was RMB2,345.9 million in 2018. In 2018, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB1,975.2 million primarily resulted from the share-based compensation of RMB508.2 million, partially offset by a decrease in taxes payable of RMB148.1 million. The share-based compensation was primarily due to our recognition of the compensation costs of the share options granted. The decrease in the tax payable was due to the increase of our payment of income tax.

Our net cash provided by operating activities was RMB2,865.6 million in 2017. In 2017, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB723.8 million primarily resulted from the share based compensation of RMB2,180.5 million and the increase in our accrued expenses and other liabilities of RMB325.6 million, partially offset by an increase in prepaid expenses and other assets of RMB385.4 million and an increase in amount due to related parties of RMB229.9 million. The share based compensation was primarily due to our recognition of the compensation costs of the share options and shares granted. The increase in accrued expenses and other liabilities was primarily due to the increase in accrued advertising and marketing fee. The increase in prepaid expenses and other assets was primarily due to the increase in advances made to our suppliers and an increase in prepaid taxes. The increase in amount due to related parties was primarily due to our disposal and deconsolidation of Shenzhen Boya in 2017 which made Kashi Boya, a subsidiary of Shenzhen Boya one of our related parties in 2017 and the fees to be paid by us to Kashi Boya after the deconsolidation account for the increase in amount due to related parties.

Investing activities

Net cash used in investing activities was RMB707.6 million (US$101.6 million) in 2019, which was primarily attributable to our payment for the origination of loan receivables of RMB756.1 million (US$108.6 million), our prepayment of investment of RMB632.1 million (US$90.8 million), our purchase of term deposits of RMB232.3 million (US$33.4 million) and our purchases of long-term investment of RMB192.7 million (US$27.7 million), partially offset by redemption of term deposits of RMB1,048.8 million (US$150.7 million).

Net cash used in investing activities was RMB1,236.8 million in 2018, which was primarily attributable to the payment for the origination of loan receivables of RMB1,712.0 million and purchase of term deposits of RMB1,651.0 million, partially offset by redemption of term deposits of RMB1,549.6 million.

Net cash used in investing activities was RMB1,011.7 million in 2017, which was primarily attributable to our purchase of term deposits of RMB1,300.0 million and our purchases of long-term investment of RMB184.2 million, and our payment for the origination of loan receivables of RMB96.2 million and our purchase of property, equipment and software of RMB47.7 million, partially offset by our redemption of term deposits of RMB600.0 million.

Financing activities

Net cash provided by financing activities was RMB472.0 million (US$67.8 million) in 2019, which was attributable to the net proceeds of RMB463.1 million (US$66.5 million) from initial public offering and from exercising the over-allotment option by the underwriters, net of issuance cost of RMB31.8 million (US$4.6 million), and capital contribution by non-controlling shareholders of RMB8.9 million (US$1.3 million).

Net cash provided by financing activities was RMB545.9 million in 2018, which was primarily attributable to our preferred share issuance in 2018, net of issuance cost of RMB0.5 million.

Net cash provided by financing activities was RMB563.4 million in 2017, which was primarily attributable to proceeds of RMB557.3 million from our preferred share issuance in 2017, net of issuance cost of RMB0.6 million.

Capital Expenditures

We had capital expenditures of RMB47.7 million, RMB48.6 million and RMB56.7 million (US$8.1 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for leasehold improvements and purchases of property, equipment and software. Our capital expenditures for 2020 are expected to be approximately RMB102.7 million (US$14.7 million), consisting primarily of expenditures related to the enhancement of our IT infrastructure. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

9F Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our consolidated variable interest entities and their subsidiaries in China. As a result, 9F Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries, consolidated variable interest entities and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and do not assume credit risk in loans facilitated through our platform. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
	(RMB in thousands)
Contractual Obligations:
Operating Leases Obligations	130,956	72,298	57,661	997	—
Total	130,956	72,298	57,661	997	—

Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business system. We lease certain office premises and such cloud infrastructure under non-cancelable operating lease arrangements.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Sun	41	Chairman of the Board of Directors and Chief Executive Officer
Yifan Ren	37	Vice chairman of the Board of Directors
Changxing Xiao	47	Director
Fangxiong Gong	56	Independent Director
David Cui	51	Independent Director
Yanjun Lin	41	Chief Financial Officer and Director, Chief Executive Officer of Our International Businesses and 9F Primasia Securities
Lei Liu	39	President, Chief Risk Officer and Director
Lixing Chen	39	Vice President and Chief Operating Officer, and Chairman of Jiufu Puhui
Xiaojun Yang	45	Director of International Business
Zhijun Li	39	Vice President and Chief Marketing Officer
Guisheng Li	41	Vice President, Chief Executive Officer of Financial Institution Business
Zengxiao Jin	38	Vice President and chief executive officer of Southeast Asia Business

Lei Sun has been our chief executive officer since our inception, our director since January 2014, and our chairman of the board of directors since November 2017. Mr. Sun has over fifteen years of experience in financial services industry and is a recipient of numerous prestigious national awards. Prior to founding our company in August 2006, Mr. Sun was a senior manager at the head office of China Minsheng Bank (HKEX: 1988) from September 2005 to August 2006. From August 2005 to September 2005, Mr. Sun served as a department head with Digital China Group Co., Ltd. (SZ: 000034) in charge of the development of internet financing products. Prior to that, Mr. Sun served as a director of banking service department with Taihe Chengxin Investment Co., Ltd. from August 2004. From March 2003 to August 2004, Mr. Sun served as the department head of financial services department of Hi Sun Technology (China) Limited (HKEX: 0818). Mr. Sun received his bachelor’s degree in finance and EMBA from Peking University in 2003 and 2013, respectively.

Yifan Ren has been a director of our company since January 2014, and our vice chairman of the board of directors since June 2020. Mr. Ren has been serving as the general manager of Beijing Aidi Telecommunication Co., Ltd. since June 2012. From January 2009 to June 2012, Mr. Ren worked with Beijing Tiantianfeidu Information Technology Co., Ltd. as the general manager. Between June 2005 and June 2006, Mr. Ren worked as a producer with Beijing News Radio. Mr. Ren received his bachelor’s degree in journalism from Peking University in 2005 and his master’s degree in media & communications from Fordham University in 2009.

Changxing Xiao has been a director of our company since January 2014. Mr. Xiao founded Will Hunting Capital in 2014 and has been serving as a partner since its inception. From 2001 to 2013, Mr. Xiao served as the chief executive officer and chairman of the board of Beijing Hi Sun Advanced Business Solutions Information Technology Limited. From 1995 to 2000, Mr. Xiao served as a department head with Beijing Founder Order Computer System Co., Ltd. Mr. Xiao received his bachelor’s degree in international finance from Peking University in 1995.

Fangxiong Gong has served as our independent director since August 2019. Dr. Gong has been in the financial industry for more than 23 years and is widely recognized in both the research and investment banking fields. Dr. Gong is currently a responsible officer of First Seafront Financial Limited, in respect of Type 1 (Dealing in Securities), 4 (Advising on Securities) and 9 (Asset Management) regulated activities since November 2016 and a responsible officer of First Seafront International Capital Limited, in respect of Type 1 (Dealing in Securities) and 6 (Corporate Finance) regulated activities since September 2018. Dr. Gong currently serves as an independent non-executive director of Bank of Shanghai Co., Ltd. (SSE:601229), a company listed on the Shanghai Stock Exchange. From September 2009 to April 2015, Dr. Gong served as a Managing Director of JPMorgan Securities (Asia Pacific) Ltd and Chairman of JPM China Investment Banking, and led JPMorgan China investment banking business. From June 2004 to August 2009, Dr. Gong acted as Head of JPMorgan China Research / Strategy and Chief Economist, leading JPMorgan’s China research team covering equity research, market strategy, macro and foreign exchange rates. Dr. Gong also co-headed JPMorgan EM Asia market research and strategy. Before his career at JPMorgan, Dr. Gong was the Chief Strategist and Co-Head of Global Currency and Rates Research at Bank of America from September 1997 to May 2004. Dr. Gong was an economist at the Federal Reserve Bank of New York from 1995 to 1997, where his duties included research and policy submissions to the Federal Open Market Committee. Dr. Gong holds a Ph.D. in Financial Economics from the University of Pennsylvania, with the Ph.D. thesis jointly done in the Wharton School of University of Pennsylvania and the Economics Department of the University of Pennsylvania, an M.S. in Physics from Temple University in Philadelphia, an M.A. in Operation Research and Economics and a B.S. in Physics from Peking University.

David Cui has served as our independent director since August 2019. Mr. Cui has extensive experience in public accounting and financial management. Mr. Cui currently serves as the chief financial officer of Huami Corporation (NYSE: HMI) since August 2017. Mr. Cui has also served as an independent non-executive director of Inke Limited (HKEX: 3700) since June 2018. From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited (HKEX: 8280). Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc. (Nasdaq: KANG). He was an audit senior manager of Deloitte Touche Tohmutsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation (Nasdaq: SYMC). From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui received his bachelor’s degree in business administration from Simon Fraser University, Canada in September 1997. Mr. Cui is a licensed CPA in the United States and Canada.

Yanjun Lin joined us in April 2015, and has been our chief financial officer since April 2016, chief executive officer of 9F Primasia Securities since August 2016, and chief executive officer of our international businesses since September 2017, and our director since November 2017. Mr. Lin has worked in the banking and finance industry for more than 15 years. Mr. Lin served as the director of Barclays Capital Asia Limited from August 2012 to April 2015. Prior to that, Mr. Lin served as an associate, vice president and director at Credit Suisse (Hong Kong) Limited from June 2008 to August 2012. Mr. Lin was an investment banker with BOC International Holdings Limited, Cazenove (Asia) Limited and Bear Stearns Asia Limited before joining Credit Suisse (Hong Kong) Limited. Mr. Lin also currently serves as the director of Asian Youth Orchestra, the director of Smart Finance Research Center of Financial Science and Technology Institute at Tsinghua University, the deputy secretary general of the Union of Finance Alumni of Peking University, and is a Fellow of Aspen Institute’s China Fellowship Program. Mr. Lin received his bachelor’s degree in money and banking from Peking University in 2001 and is an EMBA candidate of PBC School of Finance of Tsinghua University.

Lei Liu is our co-founder and has served as our director since August 2019, and our president since April 2020 and our chief risk officer since June 2020. Previously, Mr. Liu served as our executive president and chief risk officer. Prior to founding our business, Mr. Liu worked as the senior product manager of the retail banking department of the head office of China Minsheng Bank (HKEX: 1988) from 2006 through 2007, responsible for developing personal loan products. Prior to that, Mr. Liu served as a supervisor of personal finance business with the Shenzhen branch of China Minsheng Bank, responsible for business development and product design since 2003. Mr. Liu received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 2003, and his EMBA degree from Peking University in 2018.

Lixing Chen is our co-founder and has served as our vice president since August 2006, our chief operating officer since April 2020, and chairman of Jiufu Puhui since April 2020. Previously, Mr. Chen served as chief executive officer of Jiufu Puhui. Prior to founding our business, Mr. Chen worked as a project manager with Regal Lloyds International Real Estate Consultants Beijing Co., Ltd from January 2005 to July 2006 and an analyst at China Economic Information Network Co., Ltd from July 2003 to December 2004. Mr. Chen received his bachelor’s degree in finance from Peking University in 2003 and his master’s degree in finance from the Institute of Finance & Banking of the Chinese Academy of Social Sciences in 2014.

Xiaojun Yang has been the director of our international business since April 2020. Previously, Mr. Yang served as our president and chairman of Jiufu Puhui. Immediately prior to joining us in March 2016, Mr. Yang served as the vice chairman of Lufax (Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.), the largest P2P and financial asset trading platform in China, from February 2015 to March 2016. Between May 2009 and February 2015, Mr. Yang worked as the deputy general director of the Financial Innovation Supervision Department of the CBRC. From October 2005 to May 2009, Mr. Yang served as the division director of fund investment of Mutual Fund Supervision of the CSRC. From September 2004 to October 2005, Mr. Yang served as the depute general secretary of the Government of Mianyang City, Sichuan Province. From November 2001 to September 2004, Mr. Yang worked as an assistant in market surveillance division of Market Supervision Department of the CSRC. Mr. Yang received his bachelor’s degree in applied mathematics from Xi’an Jiaotong University in 1996, his master’s degree in international economics and Ph.D degree in accounting from Xiamen University in 2002, and his MBA degree from the University of Cambridge in 2007.

Zhijun Li has been our vice president and the chief marketing officer and chief executive officer of our business line of Wukong Licai since December 2013. Before joining us, from June 2013 to September 2013, Mr. Li worked with Tencent Technology (Beijing) Co., Ltd. as product marketing manager, in charge of product design and marketing operation. From January 2009 to June 2013, Mr. Li worked with Beijing Kuailete Education Consultation Co., Ltd., where he served as a co-founder and was in charge of its brand promotions and the designs and operations of the relevant education products. Prior to that, from September 2006 to January 2009, Mr. Li served as a regional sales director of P&G (Guangzhou) Ltd., responsible for the marketing and promotion of P&G products in the entire Bohai gulf zone. Mr. Li received his bachelor’s degree in car body design and his master’s degree in vehicle engineering from Jilin University in 2003 and 2006, respectively.

Guisheng Li has been our vice president since July 2010 and chief executive officer of our financial institution business since January 2014. Mr. Li has ten years of experience in Internet industry, marketing management and working with financial institutions. Prior to joining us in July 2010, Mr. Li served as the vice president of Beijing Groupwise Technology Co., Ltd. from November 2004 to July 2010, and as a project manager and the marketing director of WholeWise Sci.&Tech. Co., Ltd. from September 2001 to November 2004, during which time Mr. Li led the core competitiveness promotion programs for leading PRC banks. Mr. Li received his bachelor’s degree in computer science from Henan University in 2001 and is currently enrolled in the EMBA program of Guanghua School of Management, Peking University.

Zengxiao Jin has been our vice president since August 2016 and chief executive officer of our Southeast Asia business since April 2020. Previously, Mr. Jin served as the chief executive officer of our One Card business. Prior to joining us in 2016, Mr. Jin held major roles in banks and fintech companies from United States, United Kingdom and Canada, including Prosper Marketplace Inc. (from 2015 to 2016), Toronto-Dominion Bank (from 2013 to 2015), Barclays Bank (from 2009 to 2013), J.P. Morgan Chase & Co. (from 2008 to 2009) and Capital One Financial Corp. (from 2006 to 2008). Mr. Jin received his bachelor’s degree in electrical information science and technology from Peking University in 2004 and master’s degree in electrical engineering from University of Notre Dame in 2006.

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB30.6 million (US$4.4 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

In June 2015, our board of directors approved the 2015 Share Incentive Plan. In June 2016, our board of directors approved the 2016 Share Incentive Plan (collectively with the 2015 Share Incentive Plan, the “Share Incentive Plans”), which was further amended by our board of directors in 2017 and 2018. The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. The maximum aggregate number of ordinary shares under the Share Incentive Plans is 71,252,000 Class A ordinary shares, subject to amendment. As of the date of this annual report, awards to purchase 43,518,909 Class A ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the Share Incentive Plans.

Types of awards.    The Share Incentive Plans permit the awards of options, restricted shares, or restricted share units.

Plan administration.    Our board of directors or a committee of one or more members of the board of directors will administer the Share Incentive Plans. The board or the committee, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the members of the board of directors who are not on the committee.

Award agreement.    Awards granted under the Share Incentive Plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined, authorized and approved by the committee.

Vesting schedule.    In general, the committee determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options.    The committee determines the exercise price for each award, which is stated in the award agreement. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in applicable law, the Share Incentive Plans or the relevant award agreement, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the Share Incentive Plans.    Unless terminated earlier, each of the 2015 Share Incentive Plan and 2016 Share Incentive Plan has a term of ten years. With the approval of the board of directors, the committee may terminate, amend or modify the Share Incentive Plans; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws, we shall obtain shareholder approval of any Share Incentive Plans amendment in such a manner and to such a degree as required, unless we decide to follow home country practice, and (b) unless we decide to follow home country practice, shareholder approval is required for any amendment to the Share Incentive Plans that (i) increases the number of shares available under the plan (other than any adjustment because of the changes in capital structure of us), or (ii) permits the committee to extend the term of the Share Incentive Plans or the exercise period for an option beyond ten years from the date of grant.

The following table summarizes, as of June 15, 2020, the options granted under the Share Incentive Plans to our current directors, executive officers and other grantees, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Lei Sun	6,227,900 9,600,000 24,958,000(1)	0-2.34 0-2.34 2.12	7/10/2015 7/1/2016 10/20/2017	7/9/2020 7/1/2021 10/19/2022
Yanjun Lin	1,086,900 483,100 2,000,000	0-2.34 1.17 3.70	7/10/2015 8/23/2016 7/1/2019	7/9/2020 8/22/2021 6/30/2024
Lei Liu	3,000,000	0-2.34	7/10/2015	7/9/2020
Lixing Chen	1,800,000	0-2.34	7/10/2015	7/9/2020
Xiaojun Yang	4,082,700	1.17	7/1/2016	7/1/2021
Zhijun Li	2,000,000 213,500	0-2.34 2.12	7/10/2015 10/10/2017	7/9/2020 10/9/2022
Guisheng Li	* *	0-2.34 1.17	9/25/2015 9/6/2016	9/24/2021 9/5/2021
Zengxiao Jin	* *	1.17 3.70	9/1/2016 4/27/2018	8/31/2021 1/1/2023

All Directors and Executive Officers as a Group	56,415,100

* Less than one percent of our total outstanding shares.

(1) Options to purchase 7,737,735 Class A ordinary shares of our company have been transferred to other employees of our company.

As of June 15, 2020, other employees as a group hold options to purchase 18,598,044 ordinary shares of our company, with exercise prices ranging from nil to US$3.70 per share.

C.                                    Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest (whether directly or indirectly) interested in a contract, proposed contract or arrangement with our company, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of David Cui, Fangxiong Gong, and Yifan Ren. David Cui is the chairman of our audit committee. We have determined that ,other than Yifan Ren, David Cui and Fangxiong Gong each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We rely on Rule 10A-3(b)(1)(iv)(A) under the Securities Exchange Act of 1934, which allows a minority of the members of our audit committee not to be independent for one year from August 14, 2019, the date of effectiveness of our registration statement on Form F-1. In addition, we have determined that David Cui qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of David Cui, Fangxiong Gong and Changxing Xiao. Changxing Xiao is the chairman of our compensation committee. We have determined that, other than Changxing Xiao, David Cui and Fangxiong Gong each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. We rely on Rule 5615(b) of the Nasdaq Stock Market Rules, which allows a minority of the members of our compensation committee not to be independent for one year from August 14, 2019, the date of effectiveness of our registration statement on Form F-1. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of David Cui, Fangxiong Gong and Lei Sun. Fangxiong Gong is the chairperson of our nominating and corporate governance committee. We have determined that, other than Lei Sun, David Cui and Fangxiong Gong each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. We rely on Rule 5615(b) of the Nasdaq Stock Market Rules, which allows a minority of the members of our nominating and corporate governance committee not to be independent for one year from August 14, 2019, the date of effectiveness of our registration statement on Form F-1. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. A director may be appointed on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors. A director may be removed from office by an ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, for certain acts of the executive officer, such as continued failure to satisfactorily perform his or her duties, willful misconduct or gross negligence in the performance of his or her duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest acts to our detriment. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officers and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; (iii) seek, directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D.                                    Employees

We had 2,950, 1,649 and 1,946 employees as of December 31, 2017 and 2018 and 2019, respectively. Our employees decreased significantly in 2017 due to the improved efficiencies resulting from the increasing amount of loans facilitated online and our implementation of artificial intelligence technology. Almost all our employees are located in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

As of December 31, 2019
Function:
Product and technology	989
Risk management	153
Business operation	398
Sales and marketing	143
General administration	263
Total	1,946

As required by laws and regulations in China, we participate in various employee benefits plans that are organized by municipal and provincial governments, including, among other things, housing fund, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation equal to 50% of the employee’s salary during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 15, 2020 by:

•                  each of our directors and executive officers; and

•                  each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 195,191,000 ordinary shares as of June 15, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Lei Sun(1)	6,085,465	58,348,000	64,433,465	32.0%	66.8%
Yifan Ren(2)	43,583,400	—	43,583,400	22.3%	9.9%
Changxing Xiao(3)	13,920,300	—	13,920,300	7.1%	3.2%
Fangxiong Gong	—	—	—	—	—
David Cui	—	—	—	—	—
Yanjun Lin(4)	2,790,700	—	2,790,700	1.4%	0.6%
Lei Liu(5)	6,000,000	1,347,600	7,347,600	3.7%	2.9%
Lixing Chen(6)	4,600,000	1,466,800	6,066,800	3.1%	2.7%
Xiaojun Yang (7)	4,082,700	—	4,082,700	2.0%	0.9%
Zhijun Li(8)	2,152,100	—	2,152,100	1.1%	0.5%
Guisheng Li(9)	*	*	*	*	*
Zengxiao Jin (10)	*	*	*	*	*
All Directors and Executive Officers as a Group	83,807,865	61,162,400	144,970,265	67.3%	84.7%

Principal Shareholders:
Nine F Capital Limited(1)	6,085,465	58,348,000	64,433,465	32.0%	66.8%
Nine Fortune Limited(2)	43,583,400	—	43,583,400	22.3%	9.9%
DFM Capital Ltd.(3)	13,920,300	—	13,920,300	7.1%	3.2%
JAS Investment Group Limited(11)	10,635,400	—	10,635,400	5.4%	2.4%

Notes:

*   Less than 1% of our total outstanding shares.

** Messrs. Lei Sun, Yanjun Lin, Lei Liu, Lixing Chen, Xiaojun Yang, Zhijun Li, Guisheng Li and Zengxiao Jin’s business address is Jiufu Building, Rongxin Technology Center, Chaoyang District, Beijing, People’s Republic of China. Mr. Fangxiong Gong’s business address is 3603 Central Plaza, Wan Chai, Hong Kong. Mr. David Cui’s business address is Suite 206, Building 23, Zhongguancun Software Park, 8 Dongbeiwang West Road, Haidian District, Beijing, China. Mr. Yifan Ren’s business address is Room 550, Sunflower Tower, No. 37 Maizidian Street, Chaoyang District, Beijing, People’s Republic of China. Mr. Changxing Xiao’s business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

†           For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)   Represents (i) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust; and (ii) 6,085,465 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Lei Sun is the settlor of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our Company.

(2)   Represents 43,583,400 Class A ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)   Represents 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd, a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of the trust and Mr. Changxing Xiao and his family members are the trusts’ beneficiaries. Under the terms of this trust, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our Company.

(4)   Represents (i) 241,500 Class A ordinary shares held by L Investment Holding Limited, a British Virgin Islands company; (ii) 1,449,200 Class A ordinary shares that Mr. Yanjun Lin may purchase upon exercise of options within 60 days; and (iii) 1,100,000 Class A ordinary shares that L Investment Holding Limited may purchase upon exercise of options within 60 days. L Investment Holding Limited is wholly owned by Mr. Yanjun Lin. The registered address of L Investment Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)   Represents (i) 1,347,600 Class B ordinary shares held by Stone Cube Capital Ltd., a British Virgin Islands company controlled by Stone LL Cube Trust; (ii) 3,000,000 Class A ordinary shares held by Stone Cube Capital Ltd., a British Virgin Islands company controlled by Stone LL Cube Trust; and (iii) 3,000,000 Class A ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone LL Cube Trust is a trust established under the laws of Guernsey and managed by Stone LL (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Lei Liu is the settlor of the trust and Mr. Lei Liu and his family members are the trusts’ beneficiaries. Under the terms of this trust, Mr. Lei Liu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by STONE CUBE CAPITAL LTD in our Company.

(6)   Represents (i) 1,466,800 Class B ordinary shares held by Xing Technology Inc., a British Virgin Islands company controlled by Xing Forever Trust; (ii) 2,800,000  Class A ordinary shares held by Xing Technology Inc., a British Virgin Islands company controlled by Xing Forever Trust; and (iii) 1,800,000 Class A ordinary shares that Xing Technology Inc. may purchase upon exercise of options within 60 days. The registered address of Xing Technology Inc. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Xing Forever Trust is a trust established under the laws of Guernsey and managed by Xing Forever (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Lixing Chen is the settlor of the trust and Mr. Lixing Chen and his family members are the trusts’ beneficiaries. Under the terms of this trust, Mr. Lixing Chen has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Xing Technology Inc. in our Company.

(7)   Represents  4,082,700  Class A ordinary shares that Mr. Xiaojun Yang may purchase upon exercise of options within 60 days.

(8)   Represents (i) 45,400 Class A ordinary shares held by Qin Technology Inc., a British Virgin Islands company controlled by Qin ZJ Technology Trust; and (ii) 2,106,700 Class A ordinary shares that Qin Technology Inc. may purchase upon exercise of options within 60 days. The registered address of Qin Technology Inc. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Qin ZJ Technology Trust is a trust established under the laws of Guernsey and managed by Qin ZJ (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Zhijun Li is the settlor of the trust and Mr. Zhijun Li and his family members are the trusts’ beneficiaries. Under the terms of this trust, Mr. Zhijun Li has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Qin Technology Inc. in our Company.

(9)   Represents the Class A ordinary shares Mr. Guisheng Li has the right to acquire upon exercise of options within 60 days.

(10) Represents the Class A ordinary shares Mr. Zengxiao Jin has the right to acquire upon exercise of options within 60 days.

(11) Represents 10,635,400 Class A ordinary shares held by JAS Investment Group Limited, a British Virgin Islands company. JAS Investment Group Limited is wholly owned by Mr. Nanchun Jiang. The registered address of JAS Investment Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Such shareholding information is based on the information set forth in the Schedule 13G filed by Mr. Nanchun Jiang and JAS Investment Group Limited jointly on February 12, 2020. As of June 15, 2020, JAS Investment Group Limited was not a record holder of the Company’s Class A ordinary shares.

To our knowledge, as of June 15, 2020, a total of 50,798,100 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of June 15, 2020, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our fourth amended and restated shareholders agreement on September 20, 2018 with our shareholders, which consists of holders of ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares.

The shareholders agreement provides that our board of directors should consist of nine directors, including five directors designated by the holders of ordinary shares, one director being designated by Famous Voyage Group Limited, one director being designated by series JAS Investment Group Limited, one director being designated jointly by SINOMAP INVESTMENTS LIMITED and TREASURE KNIGHT INVESTMENTS LIMITED, and one director being designated by NOVEL LEAD LIMITED. The shareholders agreement also provides for certain special rights, including right of first refusal, co-sale rights, and contains provisions governing other corporate governance matters. Those special rights, as well as the corporate governance provisions, have been terminated upon the completion of our initial public offering.

Registration rights

Pursuant to our current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    Holders holding at least 30% of the registrable securities (on a as converted basis) held by the preferred shareholders have the right to demand in writing that we file a registration statement covering the registration of at least 20% of their registrable securities or any lesser percentage if the anticipated gross proceeds from the offering exceed US$5.0 million. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any twelve-month period, and cannot register any other securities during such period. We are not obligated to effect more than three demand registrations.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in such registration. If the managing underwriter(s) of any underwritten offering determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to us, second to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and third to holders of other securities.

Form F-3 Registration Rights.    Any holder of our registrable securities may request us to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable. We have the right to defer filing of a registration statement for a period of not more than 60 days after receipt of the request under certain conditions, but we cannot exercise the deferral right for more than once during any twelve-month period and cannot register any other securities during such 60-day period. We are not obligated to effect more than two F-3 registrations within a twelve-month period.

Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts, selling commissions or special counsel of the selling holders applicable, incurred in connection with any demand, piggyback or F-3 registration.

Termination of Obligations.    Our obligation to effect any demand, piggyback or Form F-3 registration shall terminate on the fifth anniversary of the closing of the initial public offering, or, if, in the opinion of counsel to our company, all such registrable securities proposed to be sold by a holder of registrable securities may then be sold without registration in any ninety day period pursuant to Rule 144 promulgated under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practice — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Our Investee Companies

In 2017, Beijing Jiufu Weiban Technology Limited (“9F Weiban”), our equity method investee until January 2019  provided us with consulting services in the amount of RMB0.9 million. We also provide loans to 9F Weiban. As of December 31, 2017, 2018 and 2019, we had amounts of RMB2.1 million, RMB2.1 million and nil, respectively, due from 9F Weiban.

In 2017 and 2018, Beijing Jiujia Wealth Management Limited (“Beijing Jiujia”), an equity method investee until January 2018, provided us with investors acquisition and referral services in the amount of RMB334.3 million and RMB10.0 million, respectively. We also provide loans to Beijing Jiujia. As of December 31, 2017, 2018 and 2019, we had amounts of RMB11.4 million, nil and nil, respectively, due from Beijing Jiujia, and amounts of RMB2.7 million, nil and nil, respectively, due to Beijing Jiujia.

In 2017, Beijing WeCash Qiyi Technology Limited (“WeCash Qiyi”), an equity method investee until February 2018, provided us with borrower acquisition and referral services in the amount of RMB3.9 million. As of December 31, 2017, 2018 and 2019, we had amounts of RMB0.5 million, nil and nil, respectively, due to WeCash Qiyi.

In 2017 and 2018, Beijing Shunwei Wealth Technology Limited (“Beijing Shunwei”) and us provided each other with borrower acquisition and referral services. We also received borrower acquisition and referral services from Beijing Shunwei in 2019. The services we provided were in the amount of RMB3 thousand and RMB3.9 million, respectively for 2017 and 2018. The services we received were in the amount of RMB5.3 million, RMB5.1 million and RMB1.2 million (US$0.2 million), respectively. As of December 31, 2017, 2018, and 2019, we had amounts of RMB4.2 million, RMB5.4 million and nil, respectively, due from Beijing Shunwei, and nil, RMB0.3 million and nil, respectively, due to Beijing Shunwei. Beijing Shunwei was our equity method investee until June 2019.

In 2018, we provided borrower acquisition and referral services in the amount of RMB4.5 million to Kashi Boya Chengxin Internet Technology Limited (“Kashi Boya”), a subsidiary of our equity method investee until May 2019. In 2017, Kashi Boya provided us with borrower acquisition and referral services in the amount of RMB73.6 million.

In 2017 and 2018, WeCash Xiangshan Information Technology Limited (“WeCash Xiangshan”) provided us with credit inquiry services in the amount of RMB4.0 million and RMB0.4 million.

In 2018 and 2019, Nanjing Lefang Intelligent Lite Technology Development Co., Ltd (“Nanjing Lefang”) provided us with borrower acquisition and referral services in the amount of RMB12.9 million and RMB29.5 million (US$4.2 million), respectively. We provided consulting services to Nanjing Lefang in the amount of RMB26.4 million and RMB2.0 million (US$0.3 million) in 2018 and 2019, respectively. We also provided loans to Nanjing Lefang. As of December 31, 2018 and 2019, we had amounts of RMB0.9 million and RMB50.0 million (US$7.2 million), respectively, due from Nanjing Lefang, and RMB3.0 million and RMB18.5 million (US$2.7 million), respectively, due to Nanjing Lefang.

In 2018 and 2019, Shenzhen Boya Chengxin Financial Service Limited (“Shenzhen Boya”), an equity method investee until May 2019, provided us with borrower acquisition and referral services in the amount of RMB9.8 million and RMB4.7 million (US$0.7 million), respectively. We provided borrower acquisition and referral services to Shenzhen Boya in the amount of RMB6 thousand (US$0.1 thousand) in 2019. As of December 31, 2018 and 2019, we had amounts of RMB3.2 million and nil, respectively, due to Shenzhen Boya.

In 2018, we provided loans to CSJ Golden Bull in the amount of RMB10.0 million with terms of six months and an annual interest rate of 4.35%. CSJ Golden Bull has repaid such loans in 2018.

In 2018, Zhejiang Lingchuang Food Limited, a subsidiary of our equity method investee until December 2019, provided us deposit in the amount of RMB10 thousand. As of December 31, 2018 and 2019, we had RMB10 thousand and nil, respectively, due to Zhejiang Lingchuang Food Limited.

In 2018 and 2019, we purchased merchandise from Shenzhen Lingxian Internet Financial service Co., Ltd. (“Shenzhen Lingxian”), an equity method investee until December 2019, in the amount of nil and RMB20 thousand (US$2.8 thousand). As of December 31, 2018 and 2019, we had RMB20 thousand and nil, respectively, of prepayment fees due from Shenzhen Lingxian.

In 2019, we received borrower acquisition and referral services from Shanghai Qiuzhi Information Technology Limited (“Shanghai Qiushi”), our equity method investee since May 2019 in the amount of RMB120 thousand (US$17.2 thousand), and provided borrower acquisition and referral services to Shanghai Qiuzhi in the amount of RMB99 thousand (US$14.2 thousand). As of December 31, 2019, we had RMB120 thousand (US$17.2 thousand) due to Shanghai Qiuzhi.

Transactions with Certain Directors and Senior Management and Entities Controlled by our Directors and Senior Management

In February 2015, we provided an interest-free loan to Shanghai Jiutai Financial Information Services Limited (“Shanghai Jiutai”), an entity controlled by Mr. Lei Liu, our then executive president and chief risk officer and current president, chief risk officer and director. As of December 31, 2017, the amount due from Shanghai Jiutai was RMB2.1 million. Shanghai Jiutai repaid the loan in full in 2018.

In 2016, we entered into a share purchase agreement with a purchase consideration of RMB0.3 million with Mr. Jiachun Qu, our then director, regarding the 30% of the equity ownership of Jiufu Puhui. As of December 31, 2017, 2018 and 2019, the amount due to Mr. Qu was RMB0.3 million, RMB0.3 million and nil, respectively.

In 2016, we entered into a share purchase agreement with a purchase consideration of RMB0.7 million from Mr. Yifan Ren, our director and current vice chairman of the Board of Directors, regarding the 70% of the equity ownership of Jiufu Puhui. As of December 31, 2017, 2018 and 2019, the amount due to Mr. Ren was RMB0.7 million, RMB0.7 million and nil, respectively.

In July 2016, we provided an interest-free loan of RMB0.6 million to Mr. Lei Liu, our then executive president and chief risk officer and current president, chief risk officer and director. As of December 31, 2017, the amount due from Mr. Liu was RMB0.6 million. Mr. Liu repaid the loan in full in 2018.

In 2017, we provided Huoerguosi Wukong Digital Technolgoy Limited (“Huoerguosi Wukong”), an entity controlled by Mr. Lei Sun until November 2018, our chairman of the board of directors and chief executive officer with advertising planning services. As of December 31, 2017, 2018 and 2019, the amount due from Huoerguosi Wukong was RMB9.0 thousand, nil and nil, respectively.

In 2017, 2018 and 2019, Zhuhai Hengqin Flash Cloud Payment Information Technology Limited (“Zhuhai Hengqin Payment”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors and chief executive officer provided us with payment processing service in the amount of RMB20.0 million, RMB17.8 million and RMB9.2 million (US$1.3 million). As of December 31, 2017, 2018 and 2019, we had amounts of RMB2.5 million, RMB0.7 million and RMB3.1 million (US$0.4 million), respectively, due to Zhuhai Hengqin Payment.

In 2017 and 2018, Huoerguosi Flash Cloud Payment Information Technology Limited (“Huoerguosi Payment”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors and chief executive officer provided us with payment processing service in the amount of RMB56.6 million and RMB20.5 million. As of December 31, 2017, 2018 and 2019, we had amounts of RMB26.4 million, RMB6.4 million and nil due to Huoerguosi Payment.

In 2018, we provided an interest-free loan of RMB100 thousand to Mr. Lixing Chen, our then vice president and current our vice president and chief operating officer, and chairman of Jiufu Puhui. As of December 31, 2018, the amount due from Mr. Chen was RMB100 thousand. Mr. Chen repaid the loan in full in 2019.

In 2018, we provided an interest-free loan of RMB200 thousand to Mr. Yanjun Lin, our then director and chief financial officer and current chief financial officer and director, chief executive officer of our international businesses and 9F Primasia Securities. As of December 31, 2018, the amount due from Mr. Lin was RMB200 thousand. Mr. Lin has repaid the loan in full in 2019.

In 2018, we provided a loan to Nine F Capital Limited, a company wholly owned by our chairman of the board of directors and chief executive officer, Mr. Lei Sun, of US$20 million with term of three years and an interest rate equals US dollar deposit rate for the same period as published by the Bank of China. The purpose of the loan is to facilitate Mr. Sun through Nine F Capital Limited to purchase the ordinary shares of 9F Inc. beneficially owned by Mr. Yifan Ren. As of December 31, 2018, the amount due from Nine F Capital Limited was RMB137.5 million. Nine F Capital Limited repaid the loan in full in 2019.

In 2018, we provided an interest-free loan of RMB1.7 million to Mr. Lei Sun, our chairman of the board of directors and chief executive officer. As of December 31, 2018, the amount due from Mr. Sun was RMB115 thousand. Mr. Sun repaid the loan in full in 2019.

In 2017, we provided an interest-free loan of RMB620.0 thousand to Mr. Guisheng Li, our vice president and chief executive officer of our financial institution business. As of December 31, 2017 and 2018, the amount due from Mr. Li was RMB620.0 thousand and RMB620.0 thousand, respectively. Mr. Li repaid the loan in full in 2019.

In 2019, we received borrower acquisition and referral services from Beijing Jiuzao Technology Limited (“Beijing Jiuzao”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors and chief executive officer since December 2019, in the amount of RMB7.3 million (US$1.0 million). As of December 31, 2019, we had RMB7.3 million (US$1.0 million) due to Beijing Jiuzao.

In 2019, we received credit inquiry services from Hangzhou Shuyun Gongjin Technology Limited (“Hangzhou Shuyun”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors and chief executive officer, in the amount of RMB5.9 million (US$0.9 million). As of December 31, 2019, we had RMB0.9 million (US$0.1 million) due to Hangzhou Shuyun.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In 2019, we partnered with PICC under our direct lending program. In November 2019, PICC stopped paying service fees as agreed in the Cooperation Agreement. PICC further disputed with us regarding payments on the service fees under the Cooperation Agreement.

In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the Cooperation Agreement. We, together with our legal counsel of the case has determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the Cooperation Agreement plus accrued interest should be returned back to PICC. We will vigorously assert our rights against PICC and defend ourselves against any claims brought against us by PICC in these legal proceedings. However, both actions remain at the preliminary stage, and it is not possible at this stage to ascertain the outcome of either of the lawsuits. If we do not prevail in either of the lawsuits completely or in part, or fails to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

We have suspended our cooperation with PICC on new loans under our direct lending program since December 2019 and have developed cooperation with other financing guarantee companies in providing guarantee services to the institutional funding partners.

Percentages of loan origination volume covered by financing guarantee companies under both of our Online Lending Information Intermediary Services and direct lending program in the first five months of 2020 are as follows:

For the five months ended May 31, 2020
Guarantee company A	63.6%
Guarantee company B	18.7%
Others	17.7%
Total	100.0%

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to the requirements of Cayman Islands law that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange—Regulations on dividend distribution.”

If we pay any dividends on our class A ordinary shares, we will pay those dividends which are payable in respect of the class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—Description of American Depositary Shares.” Cash dividends on our class A ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

See “—C. Markets.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing one Class A ordinary shares of ours, have been listed on the Nasdaq Global Market since August 15, 2019. Our ADSs trade under the symbol “JFU.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and of the Companies Law (2020 Revision), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our sixth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. We may not issue bearer shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, or upon a change of control of any Class B ordinary share to any person who is not an affiliate of the registered holder of such Class B ordinary share, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our sixth amended and restated memorandum and articles of association provides that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy. In respect of all matters subject to a shareholders’ vote on a poll, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes.

A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings; however, our sixth amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our sixth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine from time to time.

Liquidation.    On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our sixth amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our sixth amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of the company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of all of the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares

Issuance of Additional Shares.    Our sixth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our sixth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of preferred shares to constitute the series and the subscription price thereof if different from the par value thereof;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals.    Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.

However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our sixth amended and restated articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated.

Proceedings of Board of Directors

Our sixth amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our sixth amended and restated memorandum and articles of association provide that the board may exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•                  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members.    Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  (i) the names and addresses of the members, together with a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of the initial public offering, our company’s register of members will be immediately updated to record and give effect to the issue of Class A ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any delinquent or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

(a)           an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

(b)           act which constitutes a fraud against the minority where the wrongdoers are themselves in control of our company, and

(c)           an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with the fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions are bona fide in the best interests of the company and are entered into for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our post-offering amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange, Regulations Related to Dividend Distribution, and Regulations Related to Employee Stock Incentive Plan.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that 9F Inc. is not a PRC resident enterprise for PRC tax purposes. 9F Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that 9F Inc. meets all of the conditions above. 9F Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that 9F Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of 9F Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 9F Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China and Hong Kong—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Provided that our Cayman Islands holding company, 9F Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, SAT Public Notice 7 also includes safe harbors for internal group restructurings and purchase and sales of shares through a public securities market. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares).

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;

•                  persons that actually or constructively own 10% or more of our stock (by vote or value);

•                  investors that have a functional currency other than the U.S. dollar;

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our goodwill and other unbooked intangibles will generally be taken into account in determining our asset value. Passive income generally includes, among other things, dividends, interest and income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our variable interest entities and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and we will likely be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above and below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. The ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. Furthermore, as described above under “Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019, and that we will likely be a PFIC for our current taxable year ending December 31, 2020. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable rate under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Subject to the discussion under “Passive Foreign Investment Company Rules,” the gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. However, as described above under “Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019, and we will likely be a PFIC for our current taxable year ending December 31, 2020, in which case gains will be taxed as described in “Passive Foreign Investment Company Rules.” The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise and gain from the disposition of the ADSs or ordinary shares is subject to PRC taxation, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty, or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive foreign investment company rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares even if we cease to meet the threshold requirements for PFIC status unless the U.S. Holder makes a “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are traded on a qualified exchange or other market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding our PFIC status and the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause prospective borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing for investment options and dampen our investors’ or funding partners’ desire to fund loans on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our Business.”

We may invest our cash in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Charges and Charges Our ADS Holders May Have to Pay

Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

• Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below

Up to U.S.$5.00 per 100 ADS (or fraction thereof) issued

•(2) Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited shares, upon a change in the ADS(s)-to share(s) ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) cancelled

•(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

•(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

•(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

•(6) ADS Services	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the depositary bank

(7) Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

(8) Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa).

Up to U.S.$5.00 per 100 ADS (or fraction thereof) converted

An ADS holder will also be responsible to pay certain charges such as:

• taxes (including applicable interest and penalties) and other governmental charges;

• the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

• certain cable, telex and facsimile transmission and delivery expenses;

• in connection with the conversion of foreign currency, the fees, expenses, spreads, taxes and other charges of the depositary and/or conversion service providers (which may be a division, branch or affiliate of the depositary);

• any reasonable and customary out-of-pocket expenses incurred in such conversion and/or on behalf of the holders and beneficial owners in complying with currency exchange control or other governmental requirements; and

• the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2019, we received approximately US$86,125.5, net of applicable taxes as reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-232802 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 8,900,000 ADSs representing 8,900,000 Class A ordinary shares, at an initial offering price of US$9.5 per ADS. We offered and sold 6,750,000 ADSs and the selling shareholders offered and sold 2,150,000 ADSs in our initial public offering. Our initial public offering closed in August 2019. Credit Suisse Securities (USA) LLC was the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on August 14, 2019. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$13.0 million, which included approximately US$6.7 million in underwriting discounts and commissions for the initial public offering and approximately US$6.3 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters which was closed in September 2019, we offered and sold an aggregate of  8,085,000 ADSs at an initial public offering price of US$9.5 per ADS, and received approximately US$66.8 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from August 14, 2019, the date that the F-1 registration statement was declared effective by the SEC, to the date of this annual report, we have used approximately US$5.9 million of the net proceeds from our initial public offering, including US$3.9 million in investment in 9F Primasia Securities, and US$2.0 million in investment in Southeast Asia. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Accordingly, we cannot assure you that we have identified all, or that we will not in the future identity additional material weaknesses or significant deficiencies.

Such material weaknesses have resulted in errors in recognition of revenue and sales and marketing expenses in the consolidated financial statements as of and for the years ended December 31, 2016 and 2017. These errors were mainly due to the lack of sufficient financial reporting and accounting personnel when we prepared the financial statements as of and for the years ended December 31, 2016 and 2017. We failed to perform a thorough analysis to quantify the impacts of service fees collected at the end of the investment term under ASC 606, since service fees charged to investors at the end of the investment term accounted for only a small portion of total service fees we charged for the periods presented. Similar errors were made for cash incentives related to cash coupons we voluntarily provided to investors free of charge as well as cash incentives paid as referral commissions. In preparing the financial statements as of and for the nine months ended September 30, 2018, with a strengthened financial reporting and accounting team, we were able to perform full-scope analyses of all existing business models under ASC 606. Based on the analyses performed, we determined that the impacts of these items were material to the financial statements previously issued. We also further reviewed the transactions relating to cash incentives paid to registered investors upon the successful referral of new investors, and found such incentive was, in substance, a sales commission, and should be recognized as selling expense when the new investors who were successfully referred to our platform made investments. To rectify these errors, we have restated our previously issued consolidated financial statements as of and for the years ended December 31, 2016 and 2017.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified. We have (1) hired more qualified financial reporting personnel, including the hiring of a finance manager in December 2019 who has extensive experience in U.S. GAAP and SEC reporting to strengthen our financial reporting abilities; (2) updated our accounting policy and procedures manual to reflect the impacts of the adoption of ASC 840 “Lease” and ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326); (3) held comprehensive regular and continuous U.S. GAAP accounting and financial reporting training sessions to educate all relevant personnel of our accounting and finance department, as well as of our business departments; and (4) established communication protocols between the accounting and finance department and the business departments to facilitate updates of any planned changes in the current business models or payment methods are communicated to all the relevant personnel in a timely manner to ensure properly and timely evaluations and reviews of accounting treatments of these changes under U.S. GAAP. In addition, we have included in our control framework, the requirements on timely reviews and approvals by appropriate accounting personnel of any manual accounting calculations for revenue recognition and the related journal entries. We have also provided IT support for data extractions and calculations to reduce human errors and interference. Meanwhile, we have also implemented new financial software to improve visibility of data. Furthermore, we will continue to further streamline and enhance our financial reporting processes, including establishing a comprehensive accounting policies and procedures manual, to allow early detection, prevention and resolution of potential compliance issues. Holistically, management understands that we need to improve our internal controls, including but not limited to the internal controls over financial reporting. However, the implementation of these measures is still at early stage and we need more time to fully implement these measures to remediate the materials weaknesses. Therefore, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that David Cui, member of our audit committee and independent directors (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, effective in August 2019. We have posted a copy of our code of business conduct and ethics on our website at http://ir.9fgroup.com/corporate/governance-overview.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	9,520	22,090
Tax fees(2)	—	550

Notes:

(1)         “Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2019.

(2)         “Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have informed Nasdaq that we will follow home country practice with respect to the majority of the board being independent pursuant to Nasdaq Listing Rule 5615(a)(3).

As a company newly listed on the Nasdaq Global Market, we are allowed to rely on Rule 10A-3(b)(1)(iv)(A) under the Securities Exchange Act of 1934, which allows a minority of the members of our audit committee not to be independent for one year from August 14, 2019, the date of effectiveness of our registration statement on Form F-1. We are also allowed to rely on Rule 5615(b) of the Nasdaq Stock Market Rules, which allows a minority of the members of each of our compensation committee and nomination and corporate governance committee not to be independent for one year from August 14, 2019, the date of effectiveness of our registration statement on Form F-1.

Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers given our reliance on the home country practice exception.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of 9F Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1

Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective August 15, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on August 8, 2019 (File No. 333-232802))
2.3

Deposit Agreement dated August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))

2.4

Shareholders Agreement between the Registrant and other parties thereto dated September 20, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))

2.5*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.5*

English version of executed form of master exclusive service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed master exclusive service agreements adopting the same form in respect of each of the VIEs of the Registrant

4.6*

English version of executed form of exclusive option agreement among a VIE of the Registrant, its shareholder, the WFOE of the Registrant, and the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant

4.7*

English version of executed form of equity interest pledge agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of each of the VIEs of the Registrant

4.8*

English version of executed form of proxy agreement and power of attorney among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed proxy agreements and powers of attorney adopting the same form in respect of each of the VIEs of the Registrant

4.9*

English version of executed form of loan agreement between the shareholder of a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant

4.10*

English version of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Shuke as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Shuke

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Document
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

9F Inc.

	By:	/s/Lei Sun
		Name:	Lei Sun
		Title:	Chief Executive Officer

Date: June 24, 2020

9F Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 9F Inc., and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and the schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 22 to the financial statements, subsequent to the date of the financial statements, the Company experienced significant disruption to its operations resulting from the outbreak of COVID-19 epidemic, and in addition, has initiated legal action against PICC Property and Casualty Company Limited Guangdong Branch, which the Company had contracted with under the direct lending model. The Company has taken various measures to counter such disruptions. Our opinion is not modified with respect to these matters.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 24, 2020

We have served as the Company’s auditor since 2018.

9F Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
			(Note 2)
ASSETS:
Cash and cash equivalents	5,469,077	4,684,003	672,815
Restricted cash	—	125,437	18,018
Term deposits	833,478	24,000	3,447
Accounts receivable, net of allowance for doubtful accounts of RMB1,053 and RMB1,433,449 as of December 31, 2018 and 2019, respectively	180,141	280,995	40,362
Other receivables, net of allowance for doubtful accounts of RMB5,010 and RMB36,773 as of December 31, 2018 and 2019, respectively	146,438	117,340	16,855
Loan receivables, net of allowance for doubtful accounts of nil and RMB 615,592 as of December 31, 2018 and 2019, respectively	593,943	778,480	111,822
Amounts due from related parties	146,273	50,000	7,181
Prepaid expenses and other assets	543,088	1,137,787	163,433
Contract assets, net of allowance for losses of RMB329 and RMB2,255 as of December 31, 2018 and 2019, respectively	12,642	24,824	3,566
Long-term investments	954,158	775,644	111,414
Operating lease right-of-use assets, net	—	121,791	17,494
Property, equipment and software, net	86,267	110,376	15,855
Goodwill, net	13,385	72,224	10,374
Intangible assets, net	44,733	73,476	10,554
Deferred tax assets, net	84,338	503,987	72,393
TOTAL ASSETS	9,107,961	8,880,364	1,275,583
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB280,512 and RMB772,340 as of December 31, 2018 and 2019, respectively)	346,847	788,906	113,319
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB28,115 and RMB35,958 as of December 31, 2018 and 2019, respectively)	38,890	41,646	5,982
Income tax payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB297,785 and RMB303,684 as of December 31, 2018 and 2019, respectively)	315,868	320,350	46,016
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB639,557 and RMB1,056,128 as of December 31, 2018 and 2019, respectively)	745,307	1,229,110	176,550
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without resource to the Group of nil and RMB119,005 as of December 31, 2018 and 2019, respectively)	—	125,407	18,014
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB14,702 and RMB29,902 as of December 31, 2018 and 2019, respectively)	14,706	29,902	4,295
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB4,771 and RMB13,200 as of December 31, 2018 and 2019, respectively)	9,003	17,215	2,473
TOTAL LIABILITIES	1,470,621	2,552,536	366,649

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$(Note 2)
Commitments and Contingencies (Note 21)

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.00001 par value; 11,950,600 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB296,032 and RMB nil as of December 31, 2018 and 2019, respectively)	280,301	—	—
Series B convertible redeemable preferred shares (US$0.00001 par value; 2,830,300 shares and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB224,467 and RMB nil as of December 31, 2018 and 2019, respectively)	202,086	—	—
Series C convertible redeemable preferred shares (US$0.00001 par value; 5,051,800 shares and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB400,652 and RMB nil as of December 31, 2018 and 2019, respectively)	355,248	—	—
Series D convertible redeemable preferred shares (US$0.00001 par value; 3,518,000 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB469,654 and RMB nil as of December 31, 2018 and 2019, respectively)	408,358	—	—
Series E convertible redeemable preferred shares (US$0.00001 par value; 1,082,500 shares and nil authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB157,447 and RMB nil as of December 31, 2018 and 2019, respectively)	136,427	—	—

Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 and nil shares authorized as of December 31, 2018 and 2019, 162,672,800 and nil shares issued and outstanding as of December 31, 2018 and 2019, respectively)	—	—	—
Class A ordinary shares (US$0.00001 par value; nil and 4,600,000,000 shares authorized as of December 31, 2018 and 2019; nil and 128,228,600 shares issued and outstanding as of December 31, 2018 and 2019)	—	1	—
Class B ordinary shares (US$0.00001 par value; nil and 200,000,000 shares authorized as of December 31, 2018 and 2019; nil and 66,962,400 shares issued and outstanding as of December 31, 2018 and 2019)	—	1	—
Additional paid-in capital	3,046,725	5,241,296	752,865
Statutory reserves	446,277	459,029	65,935
Retained earnings	2,671,275	488,236	70,131
Accumulated other comprehensive income	80,193	92,220	13,247
Total 9F Inc. shareholders’ equity	6,244,470	6,280,783	902,178
Non-controlling interest	10,450	47,045	6,756
Total shareholders’ equity	6,254,920	6,327,828	908,934
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLERS’ EQUITY	9,107,961	8,880,364	1,275,583

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues:
Loan facilitation services	6,272,796	4,960,671	3,477,897	499,569
Post-origination services	256,916	367,439	604,732	86,864
Others	212,068	228,372	342,334	49,173
Total net revenues	6,741,780	5,556,482	4,424,963	635,606
Operating costs and expenses:
Sales and marketing (including services provided by related parties of RMB417,059 in 2017, RMB37,769 in 2018 and RMB42,770 in 2019)	(2,243,723)	(1,746,375)	(2,343,428)	(336,611)
Origination and servicing (including services provided by related parties of RMB81,762 in 2017, RMB39,000 in 2018 and RMB15,120 in 2019)	(502,050)	(444,830)	(1,137,451)	(163,385)
General and administrative (including share-based compensation of RMB2,180,505 in 2017, RMB508,162 in 2018 and RMB353,151 in 2019)	(3,073,575)	(1,159,746)	(1,155,747)	(166,013)
Provision (reversal) for doubtful contract assets and receivables	(1,881)	2,637	(2,148,638)	(308,633)
Total operating costs and expenses	(5,821,229)	(3,348,314)	(6,785,264)	(974,642)
Interest income	73,639	208,350	225,751	32,427
Impairment loss of investments	—	(23,140)	(154,898)	(22,250)
Gain recognized on remeasurement of previously held equity interest in acquiree	—	—	16,272	2,337
Net loss from disposal of subsidiaries	(8,135)	(257)	—	—
Other income, net	25,429	25,608	52,852	7,592
Income (loss) before income tax expense and earnings (loss) in equity method investments	1,011,484	2,418,729	(2,220,324)	(318,930)
Income tax benefit (expense)	(352,432)	(402,403)	174,597	25,079
Earnings (loss) in equity method investments, net of tax of nil, nil and RMB3,425 in 2017, 2018 and 2019	64,701	(41,143)	(107,918)	(15,501)
Net income (loss)	723,753	1,975,183	(2,153,645)	(309,352)
Net income (loss) attributable to the non-controlling interest shareholders	(126,049)	6,621	(5,931)	(852)
Net income (loss) attributable to 9F Inc.	597,704	1,981,804	(2,159,576)	(310,204)
Change in redemption value of preferred shares	(47,759)	(17,225)	(10,711)	(1,538)
Deemed dividend to preferred shareholders	(103,550)	—	—	—
Net income (loss) attributable to ordinary shareholders	446,395	1,964,579	(2,170,287)	(311,742)
Net income (loss) per ordinary share
Basic	3.23	10.57	(12.43)	(1.79)
Diluted	2.93	9.41	(12.43)	(1.79)
Weighted average number of ordinary shares used in computing net income (loss) per ordinary share
Basic	124,413,700	162,672,800	174,552,468	174,552,468
Diluted	138,465,500	185,735,200	174,552,468	174,552,468

The accompanying notes are an integral part of these consolidated financial statements

9F Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	RMB	RMB	US$(Note 2)
Net income (loss)	723,753	1,975,183	(2,153,645)	(309,352)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of nil	(33,065)	84,430	12,126	1,742
Unrealized gains (losses) on available for sale investments, net of tax of nil	1,071	(1,146)	(99)	(14)
Total comprehensive income (loss)	691,759	2,058,467	(2,141,618)	(307,624)
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	(126,049)	6,621	(5,931)	(852)
Total comprehensive income (loss) attributable to 9F Inc.	565,710	2,065,088	(2,147,549)	(308,476)

The accompanying notes are an integral part of these consolidated financial statements

9F Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	9F Inc. Shareholders’ Equity
	Ordinary shares
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total 9F Inc. shareholders’ equity	Non- controlling interest	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	123,901,800	—	251,178	66,410	640,168	28,903	986,659	11,976	998,635
Exercise of share options	27,566,600	—	4,277	—	—	—	4,277	—	4,277
Change in redemption value of preferred shares (Note 14)	—	—	—	—	(47,759)	—	(47,759)	—	(47,759)
Share-based compensation	—	—	2,180,505	—	—	—	2,180,505	—	2,180,505
Net income	—	—	—	—	597,704	—	597,704	126,049	723,753
Provision of statutory reserve	—	—	—	98,849	(98,849)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	1,749	1,749
Disposals of subsidiaries	—	—	—	—	—	—	—	(124,525)	(124,525)
Purchase of non-controlling interests	—	—	(947)	—	—	—	(947)	947	—
Deemed dividend to preferred shareholders (Note 15)	—	—	103,550	—	(103,550)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(31,994)	(31,994)	—	(31,994)
Balance as of December 31, 2017	151,468,400	—	2,538,563	165,259	987,714	(3,091)	3,688,445	16,196	3,704,641
Issuance of ordinary shares (Note 15)	11,204,400	—	—	—	—	—	—	—	—
Change in redemption value of preferred shares (Note 14)	—	—	—	—	(17,225)	—	(17,225)	—	(17,225)
Share-based compensation	—	—	508,162	—	—	—	508,162	—	508,162
Net income	—	—	—	—	1,981,804	—	1,981,804	(6,621)	1,975,183
Provision of statutory reserve	—	—	—	281,018	(281,018)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	1,101	1,101
Disposals of subsidiaries	—	—	—	—	—	—	—	(226)	(226)
Other comprehensive income	—	—	—	—	—	83,284	83,284	—	83,284
Balance as of December 31, 2018	162,672,800	—	3,046,725	446,277	2,671,275	80,193	6,244,470	10,450	6,254,920
Issuance of ordinary shares upon Initial Public Offering (“IPO”) net of issuance cost of RMB31,776 (Note 15)	8,085,000	—	463,065	—	—	—	463,065	—	463,065
Conversion of convertible preferred shares to ordinary shares	24,433,200	2	1,393,131	—	—	—	1,393,133	—	1,393,133
Change in redemption value of preferred shares (Note 14)	—	—	—	—	(10,711)	—	(10,711)	—	(10,711)
Share-based compensation	—	—	353,151	—	—	—	353,151	—	353,151
Net income (loss)	—	—	—		(2,159,576)	—	(2,159,576)	5,931	(2,153,645)
Provision of statutory reserve	—	—	—	12,752	(12,752)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	8,913	8,913
Non-controlling interest arising from an acquisition	—	—	—	—	—	—	—	15,862	15,862
Purchase of non-controlling interests	—	—	(14,776)	—	—	—	(14,776)	5,889	(8,887)
Other comprehensive income	—	—	—	—	—	12,027	12,027	—	12,027
Balance as of December 31, 2019	195,191,000	2	5,241,296	459,029	488,236	92,220	6,280,783	47,045	6,327,828

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income (loss)	723,753	1,975,183	(2,153,645)	(309,352)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	10,014	16,123	28,071	4,032
Amortization	1,874	2,640	9,398	1,350
Share-based compensation	2,180,505	508,162	353,151	50,727
Loss from disposals of property and equipment	260	175	1,123	161
Share of profit (loss) in equity method investments	(64,701)	41,143	29,455	4,231
Gain recognized on remeasurement of previously held equity interest in acquiree	—	—	(16,272)	(2,337)
Loss from disposals of subsidiaries	8,135	257	—	—
Change in fair value of a long-term investment	—	(1,500)	—	—
Impairment loss of equity securities without readily determinable fair value	—	23,140	154,898	22,250
Impairment loss of equity method investment	—	—	22,830	3,279
Loss from disposal of equity method investments	—	2,035	59,058	8,483
Gain from disposal of equity securities without readily determinable fair value	—	—	(6,057)	(870)
Provision (reversal) for allowance for doubtful accounts	1,881	(2,966)	2,133,827	306,505
Provision for doubtful contract assets	—	329	14,811	2,127
Impairment of goodwill	—	—	6,191	890
Changes in operating assets and liabilities
Accounts receivable	(219,666)	122,956	(1,539,946)	(221,199)
Other receivables	51,172	(53,806)	38,462	5,525
Loan receivables	—	—	(127,518)	(18,317)
Contract assets	—	(12,971)	(26,993)	(3,877)
Prepaid expenses and other assets	(385,444)	(16,015)	56,586	8,128
Operating lease right-of-use assets	—	—	54,108	7,772
Deferred tax assets	(57,223)	26,776	(419,648)	(60,279)
Amount due from/to related parties	(229,876)	(20,852)	21,768	3,127
Accrued expenses and other liabilities	325,641	(53,050)	479,303	68,848
Income tax payable	167,341	(148,109)	4,068	584
Payroll and welfare payable	62,378	(25,985)	2,704	388
Deferred revenue	289,894	(37,223)	442,059	63,498
Deferred tax liabilities	(348)	(550)	(346)	(50)
Operating lease liabilities	—	—	(50,493)	(7,253)
Net cash provided by (used in) operating activities	2,865,590	2,345,892	(429,047)	(61,629)

9F Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	RMB	RMB	US$
Cash Flows from Investing Activities:
Purchases of property, equipment and software and intangible assets	(47,692)	(48,575)	(56,690)	(8,143)
Disposals of property and equipment	602	56	81	12
Purchases of term deposits	(1,300,000)	(1,650,986)	(232,325)	(33,371)
Redemptions of term deposits	600,000	1,549,617	1,048,830	150,655
Acquisitions of subsidiaries, net of cash acquired	(30,281)	—	(49,411)	(7,097)
Disposals of subsidiaries, net of cash disposed	(13,197)	—	—	—
Purchases of long-term investments	(184,185)	(501,091)	(192,684)	(27,677)
Disposal of long-term investments	—	—	50,887	7,310
Prepayment of investments	—	—	(632,096)	(90,795)
Payments for origination of loan receivables	(96,200)	(1,712,025)	(756,068)	(108,602)
Proceeds from collection of loan receivables	54,770	1,244,282	30,400	4,367
Loans to related parties	—	(142,181)	(50,884)	(7,309)
Repayment of loans to related parties	4,500	24,083	141,236	20,287
Capital paid for acquiring non-controlling interest	—	—	(8,887)	(1,277)
Net cash used in investing activities	(1,011,683)	(1,236,820)	(707,611)	(101,640)
Cash Flows from Financing Activities:
Net proceeds from initial public offering and from exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,776)	—	—	463,065	66,515
Capital contribution by non-controlling shareholders	1,749	1,101	8,913	1,280
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost of RMB644, RMB519, and nil for the years ended December 31, 2017, 2018 and 2019, respectively	557,334	544,785	—	—
Proceeds from exercise of share options	4,277	—	—	—
Net cash provided by financing activities	563,360	545,886	471,978	67,795
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	(23,100)	35,333	5,043	723
Net increase (decrease) in cash, cash equivalent, and restricted cash	2,394,167	1,690,291	(659,637)	(94,751)
Cash, cash equivalent, and restricted cash at the beginning of the year	1,384,619	3,778,786	5,469,077	785,584
Cash, cash equivalent, and restricted cash at the end of the year	3,778,786	5,469,077	4,809,440	690,833
Supplemental disclosures of cash flow information:
Cash paid for income taxes	293,804	522,286	327,234	47,004
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	3,778,115	5,469,077	4,684,003	672,815
Restricted cash	671	—	125,437	18,018
Total cash, cash equivalents, and restricted cash	3,778,786	5,469,077	4,809,440	690,833

Supplemental disclosure of non-cash investing and financing activities:

In 2019, the Group completed several business combinations. Details of non-cash activities arising from these acquisitions are set out in Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

9F Inc. (the “Company” or “9F”) was incorporated under the laws of the Cayman Islands on January 24, 2014. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are digital platform integrating and personalizing financial services in the People’s Republic of China (“PRC”). The Group provides a comprehensive range of financial products and services across online lending, wealth management, and payment facilitation, all integrated under a single digital financial account.

Prior to the incorporation of the Company, the Group operated its business in China through Jiufu Shuke Technology Group Co, Ltd (“Jiufu Shuke”), formerly known as Jiufu Jinke Holding Group Co, Ltd., as a limited liability company owned by the original shareholders (the “Founders”), Zhenxiang Zhong, Guangwu Gao, and Yifan Ren. On August 25, 2014, Jiufu Shuke became the Group’s consolidated VIEs through the contractual arrangements described below in “Basis of consolidation” in Note 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs, including the VIEs’ subsidiaries, for which the Group is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through two PRC domestic companies, Jiufu Shuke and Beijing Puhui Lianyin Information Technology Limited (“Beijing Puhui”), whose equity interests are held by certain management members and the Founders of the Group. The Group established two wholly-owned foreign invested subsidiaries in the PRC, Beijing Jiufu Lianyin Technology Limited (“Jiufu Lianyin”) and Shanghai Jiufu Internet Technology Limited (“Jiufu Network”, together with Jiufu Lianyin collectively referred as the “WFOEs”).

By entering into a series of agreements (the “VIE Agreements”), the Group, through WFOEs, obtained control over Jiufu Shuke and Beijing Puhui (collectively referred as “VIEs”). The VIE Agreements enable the Group to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Group is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements. In making the conclusion that the Group is the primary beneficiary of the VIEs, the Group’s rights under the Power of Attorney also provide the Group’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Group also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the Master Exclusive Service Agreement and pay service fees to the Group. By charging service fees to be determined and adjusted at the sole discretion of the Group, and by ensuring that the Master Exclusive Service Agreement is executed and remained effective, the Group has the rights to receive substantially all of the economic benefits from the VIEs.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Details of the VIE Agreements, are set forth below:

VIE Agreements that were entered to give the Group effective control over the VIEs include:

Voting Right Proxy Agreement and Irrevocable Powers of Attorney

Under which each shareholder of the VIEs grant to any person designated by WFOEs to act as its attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the equity interest held by such shareholders of the VIEs. The proxy agreements and powers of attorney will remain effective as long as WFOEs exist. The shareholders of the VIEs do not have the right to terminate the proxy agreements or revoke the appointment of the attorney-in-fact without written consent of the WFOEs.

Exclusive Option Agreement

Under which each shareholder of the VIEs granted 9F or any third party designated by 9F the exclusive and irrevocable right to purchase from the such shareholders of the VIEs, to the extent permitted by PRC law and regulations, all or part of their respective equity interests in the VIEs for a purchase price equal to the registered capital. The shareholders of the VIEs will then return the purchase price to 9F or any third party designated by 9F after the option is exercised. 9F may transfer all or part of its option to a third party at its own option. The VIEs and its shareholders agree that without prior written consent of 9F, they may not transfer or otherwise dispose the equity interests or declare any dividend. The restated option agreement will remain effective until 9F or any third party designated by 9F acquires all equity interest of the VIEs.

Spouse Consent

The spouse of each shareholder of the VIEs has entered into a spouse consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in the VIEs in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement regarding VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in the VIEs do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

Loan Agreement

Pursuant to the loan agreements between WFOEs and each shareholder of the VIEs, WFOEs extended loans to the shareholders of the VIEs, who had contributed the loan principals to VIEs as registered capital. The shareholders of VIEs may repay the loans only by transferring their respective equity interests in VIEs to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

VIE Agreements that enables the Group to receive substantially all of the economic benefits from the VIEs include:

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Interest Pledge Agreement

Pursuant to equity interest pledge agreement, each shareholder of the VIEs has pledged all of his or her equity interest held in the VIEs to WFOEs to secure the performance by VIEs and their shareholders of their respective obligations under the contractual arrangements, including the payments due to WFOEs for services provided. In the event that the VIEs breach any obligations under these agreements, WFOEs as the pledgees, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The shareholders of the VIEs shall not transfer the equity interests or create or permit to be created any pledges without the prior written consent of WFOEs. The equity interest pledge agreement will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy agreement and power of attorney, expire or terminate.

Master Exclusive Service Agreement

Pursuant to exclusive service agreement, WFOEs have the exclusive right to provide the VIEs with technical support, consulting services and other services. WFOEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs may not accept any services covered by this agreement provided by any third party. The VIEs agree to pay service fees to be determined and adjusted at the sole discretion of the WFOEs. The agreement will remain effective unless WFOEs terminate the agreement in writing.

Risks in relation to the VIE structure

The Group believes that the contractual arrangements with VIEs and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•                  Revoke the business and operating licenses of the Group’s PRC subsidiaries or consolidated affiliated entities;

•                  Discontinue or restrict the operations of any related-party transactions among the Group’s PRC subsidiaries or consolidated affiliated entities;

•                  Impose fines or other requirements on the Group’s PRC subsidiaries or consolidated affiliated entities;

•                  Require the Group’s PRC subsidiaries or consolidated affiliated entities to revise the relevant ownership structure or restructure operations; and/or;

•                  Restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China;

•                  Shutting down the Group’s servers or blocking the Group’s online platform;

•                  Discontinuing or placing restrictions or onerous conditions on the Group’s operations; and/or

•                  Requiring the Group to undergo a costly and disruptive restructuring.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders, and it may lose the ability to receive economic benefits from the VIEs. The Group currently does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, WFOEs, or the VIEs.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2018	2019
	RMB	RMB
Assets:
Cash and cash equivalents	4,310,737	2,766,981
Term deposits	5,000	24,000
Accounts receivable, net	178,350	267,277
Other receivables, net	83,469	81,525
Loan receivables, net	593,255	729,798
Amounts due from related parties	8,663	50,000
Prepaid expenses and other assets	458,833	1,085,197
Contracts assets, net	12,642	24,814
Long-term investments	569,066	293,441
Operating lease right-of-use assets, net	—	113,606
Property, equipment and software, net	72,696	95,783
Goodwill, net	7,351	72,224
Intangible assets, net	19,083	45,362
Deferred tax assets, net	84,338	503,078
Total assets	6,403,483	6,153,086
Liabilities:
Deferred revenue	280,512	772,340
Payroll and welfare payable	28,115	35,958
Income tax payable	297,785	303,684
Accrued expenses and other liabilities	639,557	1,056,128
Operating lease liabilities	—	119,005
Amounts due to related parties	14,702	29,902
Deferred tax liabilities	4,771	13,200
Total liabilities	1,265,442	2,330,217

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	3,554,288	5,270,948	4,305,272
Net income (loss)	314,448	2,702,469	(1,551,509)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	155,520	2,906,094	(439,357)
Net cash used in investing activities	(498,638)	(803,155)	(1,315,875)
Net cash provided by (used in) financing activities	—	1,000	(5,188)

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Under the VIE Arrangements, the Group has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Group considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for assets that correspond to the amount of the registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the VIEs.

Currently there is no contractual arrangement which requires the Group to provide additional financial support to the VIEs. However, as the Group conducts its businesses primarily based on the licenses held by the VIEs, the Group has provided and will continue to provide financial support to the VIEs.

Revenue-producing assets held by the VIEs include certain internet content provision (“ICP”) licenses and other licenses, domain names and trademarks. The ICP licenses and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC, and therefore are integral to the Group’s operations. The ICP licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

The VIE contributed an aggregate of 40.59% , 94.86% and 97.30% of the consolidated net revenues for the year ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIE accounted for an aggregate of 70.31% and 69.29%, respectively, of the consolidated total assets, and 86.05% and 91.29%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in revenue recognition, allowance for receivables, impairment loss of investments, share-based compensation and realization of deferred tax assets. Actual results may differ materiality from these estimates.

Revenue recognition

The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2017.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Online Lending Information Intermediary Services revenue

Through its online platform, the Group provides intermediary services on personal financing product, One Card, under which the holders of One Card can apply for loans on a revolving basis (“revolving loan products”). The Group also provides one-time loan facilitation services to meet various consumption needs (“non-revolving loan product”). For revolving loan products and non-revolving loan products, the Group’s services provided consist of:

a)                                     Matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan facilitation service”); and

b)                                     Providing repayment processing services for the marketplace investors and borrowers over the loan term, including repayment reminders and following up on late repayments (referred to as “post origination services”).

The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

The Group considers its customers to be both the investors and borrowers. The Group considers the loan facilitation service and post origination services as two separate services, which represent two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involves significant judgements. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post origination services are recognized on a straight line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. A majority of the service fee is charged to the borrowers, which is collected upfront upon at the loan inception or collected over the loan term. Investors pay service fees to the Group either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2017, 2018 and 2019, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.5% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable. All service fees are fixed and not refundable. Revenue recognized is recorded net of value added tax (“VAT”). Remaining performance obligations represent the amount of the transaction price for which service has not been performed under post-origination services. As of December 31, 2019, the aggregate amount of the transaction price allocated for the remaining performance obligations was RMB788,906. The Group expects to recognize revenue of RMB594,313 and RMB182,523 on the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder of RMB12,070 recognized thereafter.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Direct lending program revenue

Through its direct lending program, the Group provides traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed the Group’s risk assessment. The Group’s services provided consist of:

a) Matching financial institution partners to potential qualified borrowers, and facilitating the execution of loan agreements between the parties (also referred to as “loan facilitation service”); and

b) Providing repayment processing services for the financial institution partners and borrowers over the loan term, including repayment reminders and loan collection (also referred to as “post origination services”).

Consistent with the revenue recognition policy under the online lending information intermediary services model, the Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the financial institution partners and borrowers. The Group considers its customers to be both the financial institution partners and borrowers.

The Group considers the loan facilitation service and post origination service as two separate performance obligations. The Group determines the total transaction price to be the service fees chargeable from the borrowers or the financial institution partners, which is the contracted price adjusted for variable consideration such as potential loan prepayment by the borrows that could reduce the total transaction price, which is estimated using the expected value approach based on historical data and current trends of prepayments of the borrowers. Then the transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606, similar to online lending information intermediary services revenue.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the financial institution partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight line basis over the term of the underlying loans as the services are provided ratably on a monthly basis.

Since April 2019, the Group has stopped charging service fees directly to the borrowers under its direct lending program. Instead, the Group started to charge service fee either directly to the institutional funding partners, or indirectly through third-party guarantee companies who provide guarantee services, or insurance company who provided credit insurance to the institutional funding partners on their loans to the borrowers. The Group concluded this change did not alter the substance of the services it provided to borrowers and financial institution partners under the direct lending program, and therefore would not impact how revenue was recognized. In 2019, under a cooperation agreement, as amended (the “Cooperation Agreement”), the Group predominantly partnered with PICC Property and Casualty Company Limited Guangdong Branch (“PICC”) who provided the credit insurance service to institutional funding partners on the loan origination, PICC collected all of the loan facilitation service fees and remitted the Group’s portion of the service fees to the Group. The Group recorded an account receivable for the service fees confirmed and to be remitted by PICC.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other revenues

Other revenues mainly include product sales revenues from online sales of goods, penalty fee for late payment, and other service revenues.

The Group generates product sales revenues primarily through selling of merchandise via its online shopping platform, 9F One Mall (“online agent model”), and through selling of upscale products via third party platforms (“online direct sales model”). Under online agent model, customers can buy merchandise provided by third-party merchandise suppliers on 9F One Mall. The Group does not control the merchandise, but rather is acting as an agent for the suppliers. Revenue is recognized for the net amount of consideration the Group entitled to retain in exchange for the agent service. The Group commenced the operations of the online direct sales model in the first quarter of 2019 and terminated the operations of the online direct sales model in the third quarter of 2019. Under the online direct sales model, revenue is recognized on a gross basis as the Group controls the merchandise before it is transferred to the customers, which is indicated by (i) the Group is primarily responsible for fulfilling the promise to provide the specified upscale products to the customers; (ii) the Group bears inventory risk; and (iii) the Group has discretion in establishing price.

The penalty fee is the fee paid to the investors and assigned to the Group by the investors under its online lending information intermediary services as a certain percentage of past due amounts collected. Starting from early 2018, penalty fee under the Group’s online lending information intermediary services has been paid to the depository account managed by third party guarantee companies and no longer being assigned to the Group. Accordingly, the Group no longer recognized any penalty fee thereafter.

Other revenues also include revenue of services such as insurance agency, securities brokerage, and customer referral.

Cash incentives

To expand market presence, the Group voluntarily provides cash incentives in the form of cash coupons to new and existing investors during its marketing activities. These coupons are not related to prior transactions, and can only be utilized in conjunction with subsequent lending activities. The cash incentives provided are accounted as a reduction of transaction price according to ASC 606-10-32-25. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2017 was RMB21.3 million, RMB20.9 million, and RMB40.9 million, respectively. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2018 was RMB23.9 million, RMB1.2 million, and RMB25.8 million, respectively. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2019 was RMB59.6 million, RMB0.8 million, and RMB57.6 million, respectively.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value added taxes (“VAT”)

The Group is subject to value added tax, or VAT, at a rate of 16% from May 1, 2018 to March 31, 2019 and 13% thereafter on sales of products, and at a rate of 6% on services rendered by the Group, less any deductible VAT the Group has already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. Since April 1, 2019, the Group has been subject to an additional 10% deductible VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. VAT is reported as a deduction to revenue when incurred and amounted to RMB601,325 ,RMB490,136 and RMB611,786 for the years ended December 31, 2017, 2018 and 2019, respectively. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

Disaggregation of revenues

The Group generates revenues primarily from loan facilitation and post-origination services provided to investors, borrowers and financial institution partners through its online lending information intermediary services and direct lending program. The Group also generates other revenues, such as penalty fee charged to borrowers for late payment, product sales revenues from online sales of goods, and other service revenues. The following table provides further disaggregation by types of revenues recognized in 2017, 2018 and 2019.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2017	Loan facilitation services	Post origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	4,954,907	147,944	—	5,102,851
Non-revolving loan products	1,313,417	108,845	—	1,422,262
Direct lending program revenue	4,472	127	—	4,599
Other revenue	—	—	212,068	212,068
Total	6,272,796	256,916	212,068	6,741,780

2018	Loan facilitation services	Post origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	4,728,255	282,057	—	5,010,312
Non-revolving loan products	186,679	85,218	—	271,897
Direct lending program revenue	45,737	164	—	45,901
Other revenue	—	—	228,372	228,372
Total	4,960,671	367,439	228,372	5,556,482

2019	Loan facilitation services	Post origination services	Other revenues	Total

Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	1,698,133	269,718	—	1,967,851
Non-revolving loan products	104,611	30,226	—	134,837
Direct lending program revenue	1,675,153	304,788	—	1,979,941
Other revenue	—	—	342,334	342,334
Total	3,477,897	604,732	342,334	4,424,963

The Group manages its business through a comprehensive offering of financial products tailored to the needs of the investors and borrowers. These financial products are categorized by the Group as loan products, wealth management products and others. The following table illustrates the disaggregation of revenues by product offering in 2017, 2018 and 2019:

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Loan product revenue	6,265,900	4,930,515	3,590,693
Wealth management product revenue	442,814	471,060	573,355
Others	33,066	154,907	260,915
Total	6,741,780	5,556,482	4,424,963

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan products—In 2017, 2018 and 2019, loan products represented product offerings tailored to the needs of the borrowers. Loan product revenues in the above table represented the portion of the service fees that were charged to borrowers through the Group’s online lending information intermediary services, and charged from borrowers with whom the Group has stopped charging service fees since April 2019 or financial institution partners under direct lending program business.

Wealth Management products—In 2017, 2018 and 2019, wealth management products represented product offerings tailored to the needs of the individual investors, including fixed income products and other wealth management products such as insurance and stock investment brokerage services, and fund investment products services. Fixed income products were offered to individual investors who desired to make investment to loans facilitated through the Group’s online lending information intermediary services. Revenues from wealth management products in the above table were mainly derived from fixed income products and represented the portion of service fees that was charged to investors in the Group’s online lending information intermediary services. Revenues recognized on other wealth management products were immaterial for the periods presented.

Deferred Revenue

Deferred revenue consists of post origination service fees received or receivable from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenue are recognized ratably as revenue when the post-origination services are delivered during the loan period. The balance of deferred revenue increased from RMB346,847 as of December 31, 2018 to RMB788,906 as of December 31, 2019 due to more service fee allocated to post origination service and business growth. Revenue recognized during the years ended December 31, 2018 and 2019 that was included in the deferred revenue balance at the beginning of the year amount RMB49,558 and RMB290,674, respectively.

Contract assets, net

Contract assets are attributable to loan products to borrowers under online lending platform, the Group is entitled to payment of service fees when repayment of loans received from the borrowers. Contracts assets are recorded under these arrangements when the Group provided the loan facilitation and post origination services but before the payments are due.

Contract assets are stated at the historical carrying amount net of write-off and allowance for collectability in accordance with ASC Topic 310. The Group established an allowance for uncollectible contract assets based on estimates, historical experience and other factors surrounding the credit risk of specific customers similar to borrowers related to the financial institution partners. The Group evaluates and adjusts its allowance for uncollectible contract assets on a quarterly basis or more often as necessary. Uncollectible contract assets are written off when the consideration entitled by the Group is due and the Group has determined the balance will not be collected. The Group recognizes contract assets only to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table presents the contract assets from loan facilitation services and post origination services:

	December 31, 2018	December 31, 2019
	RMB	RMB
Contract assets from loan facilitation services and post origination services	12,971	27,079
Less: Allowance for loss for contract assets	(329)	(2,255)
Total	12,642	24,824

The following table presents the movement of allowance for loss for contract assets for the year ended December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB	RMB
Balance at beginning of the year	—	329
Provision for doubtful contract assets	329	14,811
Write-offs	—	(12,885)
Balance at end of the year	329	2,255

Practical Expedients and Exemptions

The Group generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Quality assurance fund liability

In order to provide assurance for investors, the Group established an investors’ protection plan.

From December 2013 to December 2016, the Group provided an investor protection service which is accounted for as guarantee.

Starting from August 25, 2016, the Group cooperated with some third party guarantee and insurance companies, who provided investor protection services to replace the former quality assurance fund model, and the Group no longer has legal obligation to make compensation payments to investors on default loans, and therefore no longer records quality assurance fund liability in accordance with ASC 405-20, Extinguishments of liabilities.

In August 2016, the Group cooperated with Guangdong Nanfeng Guarantee Ltd. (“Nanfeng Guarantee”) and Taiping General Insurance Co., Ltd, (“China Taiping”) to launch an investors’ protection plan to replace the former quality assurance fund model. As part of the agreement with Nanfeng Guarantee and China Taiping, the Group transferred its legal responsibility to guarantee the existing loans (i.e., existing and future defaults) to Nanfeng Guarantee and China Taiping. The Group agreed to pay the whole balance of the quality assurance fund as of August 25, 2016 of RMB287 million from its own special account to a depository account set up by Nanfeng Guarantee and supervised by China Taiping. For all new loans facilitated, the borrowers paid the quality assurance fund to Nanfeng Guarantee to manage as part of the guarantee fund reserve going forward. A separate insurance policy was entered into by each borrower and the insurance company (i.e., China Taiping), where the insurance company charged an insurance premium to the borrower to cover additional default risks. Nanfeng Guarantee used the quality assurance fund in the depository account to compensate the defaulted loans. China Taiping will not cover the repayment until the balance of the depository account at the depository bank becomes insufficient. As a result, the Group no longer have legal obligation to make compensation payments to investors for defaults (both incurred and future) related to its existing loan portfolio as well as loans originated subsequent to August 25, 2016.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2017, the Group launched an enhanced investors’ protection plan with China Taiping and Nanfeng Guarantee. For loans with terms of 12 months or less, the borrower signed “Loan Performance Guarantee Insurance Policy” with China Taiping and pay insurance premium to China Taiping. In the event that default of the insured loan happens, China Taiping will repay the outstanding principal and the interests to the investors. For loans over 12 months, and for loans with terms of 12 months or less but not covered by China Taiping’s insurance protection, the borrower signed “Confirmation to Participation in Guarantee Plan” and Nanfeng Guarantee will provide guarantee service. The borrower pay guarantee fund to Nanfeng Guarantee, which will be deposited in the guarantee fund depository account set up by Nanfeng Guarantee. The Group and Nanfeng Guarantee will determine the guarantee fund rate charged with borrower based on the credit characteristics of the borrower as well as the underlying loan characteristics. If default of any loan protected by Nanfeng Guarantee happens, Nanfeng Guarantee will withdraw the fund from the guarantee fund reserve account to repay the investor within fund balance as the upper limit.

In January 2018, the Group announced new updates to the arrangements regarding loans with terms of more than 12 months. The borrower signs a guarantee contract with Guangdong Success Finance Guarantee Company Limited (“Guangdong Success”). According to the contract, when the borrower defaults and meanwhile, if the balance of the guarantee fund reserve account is insufficient to cover the unpaid amounts, Guangdong Success will make additional repayment with a upper limit of a cap of five times of the guarantee fee paid by the borrowers. For loans with the terms of 12 months or less, the borrower paid insurance premium and signed “Loan Performance Guarantee Insurance Policy” with either China Taiping or PICC with whom the Group began to collaborate in March 2018. The loans under China Taiping’s insurance protection obligation were all due by August 15, 2019; however, China Taiping’s insurance protection obligation has not been completely fulfilled as of the date of this annual report due to the ongoing insurance claim and settlement process. PICC has provided insurance protection to all the new loans with terms of no more than 12 months that have been originated since May 2018 and covered by the insurance protection plan. Since November 2019, new loans with terms of no more than 12 months are no longer covered by PICC’s investors protection plan. However, as of the date of this annual report, PICC’s insurance protection obligation will continue to fulfill for loans originated before November 2019 that were subject to PICC’s insurance protection plan. Furthermore, Guangdong Success no longer provides guarantee protection on new loans facilitated after February 2020; however, Guangdong Success’ obligation with respect to loans facilitated before February 2020 has not been completely fulfilled as of the date of this annual report.

Since February 2020, the Group began to collaborate with Zhongtian Caizhi Financing Guarantee Co.,Ltd. (“Zhongtian Guarantee”), an independent third party. For all the new loans originated since February 2020, borrowers are required to pay money contributions to the depository account set up by Zhongtian Guarantee. If a loan past due for a certain period, Zhongtian Guarantee will use the cash available in the depository account to repay the investors up to the total amount of principal and the accrued interests until the depletion of the cash available in the depository account.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•                  Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•                  Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Certain subsidiary of the Group receives funds from investors for purpose of buying or selling securities on behalf of its customers. The funds are deposited in bank account restricted only for the use of purchasing securities on behalf of the investors and the use of the funds within this account are monitored by the bank. Such bank balance represents an asset of the Group for the amounts due to customers for the segregated bank balance held and payable to customers on demand. A corresponding payable to customers is recorded upon receipt of the cash from the customer.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Loan receivables

Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the lives of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. Provision for valuation allowance were recorded in the amount of nil, nil and RMB649,771 for the year ended December 31, 2017, 2018 and 2019, respectively, based on the result of the assessment.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for doubtful accounts

Accounts receivable, other receivables and loan receivables are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Group continuously monitors collections from its borrowers and maintains an allowance for doubtful accounts based on various factors, including aging, historical collection data, specific collection issues that have been identified, borrower concentration, general economic conditions and other factors surrounding the credit risk of specific borrowers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined it is probable that the balance will not be collected. The movement of the allowance for doubtful accounts is as follows:

	Accounts receivable	Other receivables	Loan receivables	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2016	27,730	5,010	—	32,740
Provision for doubtful accounts	1,881	—	—	1,881
Balance at December 31, 2017	29,611	5,010	—	34,621
Reversal	(2,966)	—	—	(2,966)
Write-off	(25,592)	—	—	(25,592)
Balance at December 31, 2018	1,053	5,010	—	6,063
Provision for doubtful accounts(i)	1,447,582	36,803	649,771	2,134,156
Reversal	—	(329)	—	(329)
Write-off	(15,186)	(4,711)	(34,179)	(54,076)
Balance at December 31, 2019	1,433,449	36,773	615,592	2,085,814

(i)                                     In 2019, provision for doubtful accounts receivable mainly related to accounts receivable with PICC, who was responsible for the collection of the Group’s service fees under the Group’s direct lending program. In November 2019, PICC no longer made payments for the outstanding receivables and the Group has performed an analysis on the collectability of the receivables and recognized a full valuation allowance for the outstanding account receivable in the amount RMB 1,432,312. The Group is pursuing a legal proceeding for the collection of this outstanding amounts due from PICC. See Note 22, Subsequent Event, for disclosure related to the status of the legal proceeding commenced against PICC in May 2020.

Refer to Note 4 Loan Receivables for further information on allowance for loan receivables.

Business Combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair value, equity method investments, held-to-maturity and available-for-sale investment.

a.                                      Equity securities without readily determinable fair value

Historically, for investee companies over which the Group did not have significant influence and a controlling financial interest, the Group accounted for these as cost method investments under ASC 325-20. In January, 2018, the Group adopted Accounting Standards Update (‘‘ASU’’) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and elected to account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The impairment losses on the equity securities without readily determinable fair value during the years ended December 31, 2017, 2018 and 2019 are nil, RMB23,140 and RMB154,898, respectively.

b.                                      Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. The Group also uses the equity method of accounting for its investments in variable interest entity where the Group is not considered the primary beneficiary but holds significant influences. Under the equity method of accounting, the Group’s share of the earnings or losses of the investee company, impairments, and other adjustments required by the equity method are reflected in “Earnings (loss) in equity method investments, net” in the consolidated statements of operations.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The impairment losses on its equity method investment are nil, nil and RMB22,830 during the years ended December 31, 2017, 2018 and 2019, respectively.

c.                                       Held-to-maturity and available-for-sale investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity, and are recorded at amortized cost. As of December 31, 2018 and 2019, the balances of held-to-maturity securities were nil and RMB15,200, respectively.

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for it as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. The available-for-sale investments are carried at its fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group reviews its investment for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group did not record any impairment losses on its held-to-maturity and available-for-sale investments during the years ended December 31, 2017, 2018 and 2019.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Application of goodwill impairment test requires management judgement, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value to each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prior to January 1, 2019, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2019, the Group early adopted ASU 2017-04. A reporting unit is identified as a component for which discrete financial information is available and is regularly reviewed by management. The impairment test was performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Based on the Group’s impairment assessment, the Group recorded goodwill impairment of nil, nil, and RMB6,191 for the years ended December 31, 2017, 2018 and 2019.

Property, equipment and software, net

Property, equipment and software consists of computer and transmission equipment, furniture and office equipment, office building, software, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and office equipment	5 years
Office Building	20 years
License	20 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or estimated useful lives

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loan.

Government subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as non-operating income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amount to RMB20,647, RMB23,364 and RMB33,665 for the years ended December 31, 2017, 2018 and 2019, respectively.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Before January 1, 2019, the Group applied ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. From January 1, 2019, the Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), the Group has no finance leases for any of the periods presented.

The Group leases certain office premises in different cities in the PRC and overseas under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of corporate debt of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available for use by the Group. The Group’s leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records rent expense in its consolidated statements of operations on a straight-line basis over the lease term.

Income taxes

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated and combined balance sheet and under other expenses in its consolidated and combined statement of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019.

Share-based compensation

Share-based payment transactions with employees and managements, such as share options, are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The Group elects to recognize forfeitures when they occur.

Net income (loss) per ordinary share

Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if converted basis. Accordingly, the Group uses the two-class method, whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share income in the year; whereas the undistributed net loss for the year is allocated to ordinary shares only because the convertible redeemable participating preferred shares are not contractually obligated to share the loss.

Diluted net income per ordinary share reflect the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had participating convertible redeemable preferred shares and share options which could potentially dilute basic net income per ordinary share in the future. Diluted net income per ordinary share is computed using the two-class method or the as-if-converted method, whichever is more dilutive.

Foreign currency translation

The Group’s reporting currency is RMB. The functional currency of the Company is the United States dollar (“US$”). The functional currency of the Group’s entities in Hong Kong is Hong Kong dollars. The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets and liabilities are translated from each entity’s functional currency to the reporting currency using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statements of comprehensive income (loss).

Convenience translation

Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9618 on December 31, 2019, the last business day for the year ended December 31, 2019, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)                                         Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB5,281,635 and RMB3,251,899 which were denominated in RMB at December 31, 2018 and 2019, respectively, representing 96.57% and 69.43% of the cash and cash equivalents at December 31, 2018 and 2019, respectively.

ii)                                      Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily included in the balance sheet line item cash and cash equivalents, accounts receivable, loan receivable, prepaid expenses and other assets. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group made loans to third-party companies under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2018, and 2019, there were RMB593,943 and RMB778,480 of loans receivable outstanding. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the year ended December 31, 2017, 2018 and 2019.

As of December 31, 2019, receivables due from PICC for service fees under the direct lending program accounted for approximately 83.54% of the Group’s accounts receivable balance. There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2018.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Group has elected not to record on the balance sheet leases with an initial term of twelve months or less. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 (the “optional transition method”) and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Group elected the practical expedients under ASU 2016-02 which include the use of hindsight in determining the lease term and the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification, and initial direct costs for any existing leases. Upon adoption of Topic 842, the Group recognized right-of-use assets and corresponding lease liabilities of RMB 177,042 and RMB175,422, respectively, on the consolidated balance sheet. The difference between the right-of-use assets and lease liabilities was due to prepaid rent. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows upon adoption as described in Note 20. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.

In January 2017, the FASB issued ASU 2017-04, addressing concerns regarding the cost and complexity of the two-step goodwill impairment test, the amendments in this ASU remove the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. For public entities, the amendments are effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted ASU 2017-04 the year ended December 31, 2019.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted the new standard on January 1, 2020 using a modified retrospective approach. Under this approach, the cumulative effect of initially applying the standard was recognized as adjustment to the opening balance of retained earnings on the date of initial application. There were no material impact on the Group’s consolidated financial statements at the date of adoption.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (“ASC 820”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Group on January 1, 2020. There were no material impact on the Group’s consolidated financial statements at the date of adoption.

3. BUSINESS ACQUISITIONS

In 2017, the Group completed several business combinations to complement its existing businesses. There was no business combination in 2018. Total cash consideration transferred (net of cash acquired) for these acquisitions amounted to RMB30,621, which was net of cash acquired of RMB2,960. Goodwill recognized in these acquisitions were RMB2,704 during the years ended December 31, 2017. The Group completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of non-controlling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. Based on a valuation performed by the Group with the assistance of a third party valuer, the purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB88,999 and RMB55,418, respectively. The assets acquired from the acquisitions mainly include insurance brokerage license of RMB27,224 and customer relationship of RMB4,277 to be amortized over 20 years and 10 years, respectively. Goodwill recognized in these acquisitions were RMB2,704, which was primarily attributable to the synergies expected to be achieved from these acquisitions.

In 2019, the Group completed several business combinations to complement its existing businesses. Total cash consideration transferred (net of cash acquired) for these acquisitions amounted to RMB49,411, which was net of cash acquired of RMB12,577. For business acquisition where the Group held investments accounted for under the equity method, the Group’s existing equity interest in the entities were remeasured to a fair value of RMB35,040 with the excess over the carrying value recorded as gain recognized on remeasurement of previously held equity interest in acquiree of RMB16,272 on the consolidated statements of operations. Based on a valuation performed by the Group with the assistance of a third party valuer, the purchase price allocated to the fair value of assets acquired, liabilities assumed and non-controlling interest were RMB111,025, RMB10,712 and RMB15,862, respectively. The assets acquired from the acquisitions mainly include trade name of RMB6,400 and technologies of RMB27,600 to be amortized over 10 years and 5 years, respectively. Goodwill recognized in these acquisitions were RMB64,954, which was primarily attributable to the synergies expected to be achieved from these acquisitions.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Group’s consolidated results of operations.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

4. LOAN RECEIVABLES, NET

	December 31, 2018	December 31, 2019
Loan receivables	593,943	1,394,072
Less: Allowance for doubtful accounts	—	(615,592)
Total	593,943	778,480

In April 2018, the Group entered into several loan agreements with Zhongguo Factoring (Shenzhen) Co., Ltd. (“Zhongguo Factoring”), a third party borrower, with total loans amounting to RMB1,431.8 million. The balance of the loans to Zhongguo Factoring is amounted to RMB571.8 million and RMB541.8million as of December 31, 2018 and 2019 respectively. The loans bear interest rates ranging from 4.35% to 9% per annum. The terms of loans ranged from 1 year to 2.5 years. On November 6, 2019, upon maturity of a loan of RMB427.5 million, the Group negotiated with Zhongguo Factoring and extended the maturity date of this loan to November 5, 2020. The Group determined that Zhongguo Factoring had encountered going concern issues due to their working capital deficiencies and poor operating results. As a result, the Group fully impaired the loan receivable due from Zhongguo Factoring during the year ended December 31, 2019. Allowance for loan losses recorded for these loan receivables are nil, nil and RMB541.8 million as of December 31, 2017, 2018 and 2019, respectively.

The Group entered into several loan agreements with certain post loan service companies, third party borrowers, with total loans about RMB713.4 million as of December 31, 2019. RMB170 million of loans are guaranteed by Zhongji Wealth Guarantee Co., Ltd., a third party guarantor, with terms ranged from 11 months to 12 months and an interest rate of 6% per annum. The remaining RMB543.4 million of loans are unsecured and interest free with a term of 21 months. As of June 24, 2020, RMB189.1 million was repaid to the Group.

As of December 31, 2019, the Group recorded RMB73.8 million allowance for doubtful accounts for other loan receivables.

Interest-earning loan receivables are on non-accrual status if loans are past due for more than 90 days. As of December 31, 2018 and 2019, nil and RMB21,338 loan receivables were on non-accrual status.

The following table sets forth the aging of loans as of December 31, 2018 and 2019, respectively:

	1 - 89 days past due	90 days or more past due	Total past due	Current	Total loans
December 31, 2018	—	—	—	593,943	593,943
December 31, 2019	52,339	21,338	73,677	1,320,395	1,394,072

The fair value of loan receivables was RMB617,618 and RMB779,744 as of December 31, 2018 and 2019. The fair value of loan receivables is estimated as present value of the loans using market interest rates. These loan receivables are categorized in Level 2 of the fair value hierarchy.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

5. PREPAID EXPENSE AND OTHER ASSETS

	December 31, 2018	December 31, 2019
Deposits(i)	102,155	100,278
Advances to suppliers	289,679	37,118
Prepaid taxes	85,486	294,487
Prepaid service fee	8,869	17,268
Prepaid investment(ii)	—	632,096
Others	56,899	56,540
Total	543,088	1,137,787

(i)                                     Deposits mainly include rent deposits and deposits to third-party vendors.

(ii)                                  Prepaid investment mainly composed of the prepayment to acquire equity interests in Hubei Consumer Finance Company and other companies. As of December 31, 2019, the closing of these investments are still subject to the approval of changes of control from the investees or local regulatory authorities.

6. FAIR VALUE OF ASSETS AND LIABILITIES

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “Note 2—Summary of Significant Accounting Policies.”

Financial instruments recorded at fair value

1) Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2018	Level 1	Level 2	Level 3	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Available-for-sale investment	—	—	34,476	34,476
Total Assets	—	—	34,476	34,476

December 31, 2019
Assets
Available-for-sale investment	—	—	10,443	10,443
Total Assets	—	—	10,443	10,443

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

6. FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

The Group did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2018 and 2019.

The Group purchased a convertible note receivable from a third party private company amounting to RMB10.4 million which is classified as available for sale investment in the fourth quarter of 2019, of which the fair value approximates its purchase price.

As of December 31, 2018, the Group’s available-for-sale investment consists of a convertible note receivable from a third-party private company and its fair value is measured on a recurring basis based on the binomial model using significant unobservable inputs disclosed below. The Group classified the valuation technique that use these inputs as Level 3 measurement.

2) Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2018 Range of Inputs Weighted-Average
Available-for-sale investment	Discounted rates	6.61%
	Volatility of underlying	12.58%
	Cumulative redemption rate	12.00%
	Cumulative prepayment rates	6.00%

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, restricted cash, term deposits, accounts receivable, other receivables, loan receivables, prepaid expenses and other assets, accrued expenses and other liabilities and amounts due from/to related parties are not recorded at fair value. The fair values of these financial instruments, other than loan receivables, are approximate their carrying value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities. The fair value of loan receivables is disclosed in Note 4.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

7. LONG-TERM INVESTMENTS

	Equity securities without readily determinable fair value	Equity method investments	Available for sales investment	Held-to- maturity investment	Total
	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	180,758	295,225	33,753	—	509,736
Additions	437,373	63,718	—	—	501,091
Disposal	—	(2,035)	—	—	(2,035)
Share of profit (loss) in equity method investments	—	(41,143)	—	—	(41,143)
Impairment charges	(23,140)	—	—	—	(23,140)
Unrealized losses recorded in accumulated other comprehensive loss	—	—	(1,146)	—	(1,146)
Impact of exchange rate	6,755	671	1,869	—	9,295
Change in fair value	1,500	—	—	—	1,500
Reclassification of equity securities without readily determinable fair value from equity method investment	96,501	(96,501)	—	—	—
Balance at December 31, 2018	699,747	219,935	34,476	—	954,158
Additions	5,000	161,951	10,533	15,200	192,684
Disposal	(8,750)	(104,149)	(35,739)	—	(148,638)
Share of profit (loss) in equity method investments	—	(29,455)	—	—	(29,455)
Impairment charges	(154,898)	(22,830)	—	—	(177,728)
Unrealized losses recorded in accumulated other comprehensive loss	—	—	(99)	—	(99)
Impact of exchange rate	2,079	139	1,272	—	3,490
Gain recognized on remeasurement of previously held equity interest in acquire (Note 3)	—	16,272	—	—	16,272
Business combinations achieved in stages (Note 3)	—	(35,040)	—	—	(35,040)
Balance at December 31, 2019	543,178	206,823	10,443	15,200	775,644

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

7. LONG-TERM INVESTMENTS (Continued)

Equity securities without readily determinable fair value

The following table sets forth the Company’s equity securities without readily determinable fair value:

	December 31, 2018	December 31, 2019
	RMB	RMB
Nanjing Lefang Intelligent Life Technology Development Co., Ltd (“Nanjing Lefang”) (i)	281,236	181,368
Shanghai Xinzheng financial information consulting Co., Ltd.(ii)	129,786	129,786
Abakus Ltd. (Cayman) (“Abskus”) (iii)	106,235	98,709
EZhou Rural Commercial Bank	40,000	40,000
Dawanjia Inc. (iv)	34,306	—
BitPay, Inc. (Delaware)(v)	27,472	27,847
GoopalGroup (vi)	18,681	18,936
Others(vii)	62,031	46,532
Total	699,747	543,178

(i)                                     In March 2018, the Group purchase an additional 21.28% equity interest of Nanjing Lefang, formerly known as Nanjing Banghang Information Consulting Limited, for a cash consideration of RMB250,000. The Group held a 30.53% equity interest as of December 31, 2018 and 2019. The investments contains various right, protection, and a liquidation preference. The investment is accounted for under the equity securities without readily determinable fair value of accounting as it is not considered to be in-substance common stock. Impairment loss of nil, nil, and RMB99,868 was recognized in the consolidated statements of operations for the years ended December 31, 2017, 2018, and 2019, respectively. There were no observable price changes for the years ended December 31, 2017, 2018 and 2019. Due to continued decrease of operating result of Nanjing Lefang, the Group conducted an impairment assessment and recorded an impairment loss of RMB99,868 for the year ended December 31, 2019. In determining the fair value of the investment in Nanjing Lefang, the Group applied the market approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation and an initial public offering.

(ii)                                  In September 2018, the Group purchased a 15% equity interest of Shanghai Xinzheng Financial Information Consulting Co., Ltd. for a total consideration of RMB129,786. The Group held a 15% equity interest as of December 31, 2018 and 2019. No impairment existed at December 31, 2018 and 2019 and there were no observable price changes for the years ended December 31, 2018 and 2019.

(iii)                               In December 2014, the Group subscribed to 3,579,000 ordinary shares of Abakus (formerly known as Wecash Holdings Ltd.) for a cash consideration of RMB6,500. The Group held 22.17%, 19.30% and 18.97% equity interest as of December 31, 2017, 2018 and 2019, respectively. The Group recognized its share of profit in Abakus of RMB80,236 and RMB2,261 for the year ended December 31, 2017 and 2018, respectively. In February 2018, due to issuance of equity interests to new shareholders, the Group’s equity interest in Abakus was diluted from 22.17% to 19.86% and lost its ability to exercise significance influence. The investment in Abakus was accounted for under equity method prior to the dilution in the Group’s equity interest. The investment is accounted for under the equity securities without readily determinable fair value of accounting upon the cessation of the Group’s significant influence in February 2018. In July 2019, Abakus agrees to repurchase 75,796 ordinary shares held by the Group for a cash consideration of RMB14,807. A disposal gain of RMB6,057 was recognized, which is the difference between the consideration of RMB14,807 and the carrying value in Abakus, amounted to RMB8,750. No impairment existed at December 31, 2017, 2018 and 2019, and there were no observable price changes for the years ended December 31, 2017, 2018 and 2019.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

7. LONG-TERM INVESTMENTS (Continued)

(iv)                              In July 2017, the Group acquired 2.39% of equity interest in Dawanjia Inc. (“Dawanjia”) for a cash consideration of US$5,000. Impairment loss of nil, nil, and RMB34,306 was recognized in consolidated statements of operations for the year ended December 31, 2017, 2018, and 2019, respectively. The Group determined that Dawanjia had encountered going concern issues due to the strengthened supervision in Industry of Online Lending Information Intermediary Services and poor operating results, the Group conducted an impairment assessment. In determining the fair value of the investment in Dawanjia, the Group applied the market approach and assesed the liquidation value due to going concern assumption is not applicable and fully impaired the investment in Dawanjia during the year ended December 31, 2019. There were no observable price changes for the years ended December 31, 2017, 2018 and 2019.

(v)                                 In March 2018, the Group acquired a 1.11% of equity interest in BitPay, Inc. (Delaware) for a cash consideration of US$ 4,000. The Group held 1.11% equity interest as of December 31, 2018 and 2019. No impairment existed at December 31, 2018 and 2019, and there were no observable price changes for the years ended December 31, 2018 and 2019.

(vi)                              In January 2018, the Group purchased a 1.94% equity interest in Goopal Group for a cash consideration of US$2,720. The Group held 1.94% equity interest as of December 31, 2018 and 2019. No impairment existed at December 31, 2018 and 2019 and there were no observable price changes for the years ended December 31, 2018 and 2019.

(vii)                           Other investments represent several insignificant investments as of December 31, 2017, 2018 and 2019. Impairment losses of nil, RMB23,140 and RMB20,724 were reported in consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 related to Shanghai Wujiu Information Technology Company Limited (“Shanghai Wujiu”), Ofo International Limited (“OFO”), and Orange Island Technology Inc.(“Orange”). During the year ended in December 31, 2018, the Group determined that Shanghai Wujiu and OFO had encountered going concern issues due to their working capital deficiencies and poor operating results. As a result, the Group fully impaired the investments during the year ended December 31, 2018. During the year ended in December 31, 2019, the Group determined that Orange had encountered going concern issues and was in the process of liquidation. Thus, the Group fully impaired the investment during the year ended December 31, 2019.

Equity method investments

	December 31, 2018	December 31, 2019
	RMB	RMB
Xianhua Information Technology (Beijing) Limited (“Xianhua”)(i)	21,590	—
CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd (“CSJ Golden Bull”)(ii)	33,439	26,675
Shenzhen Boya Chengxin Financial Service Limited (iii) (“Shenzhen Boya”)	71,531	—
Yoquant Technology (Beijing) Limited (“Yoquant”)( iv)	12,891	—
Suzhou Qingyu Technology Limited (“Suzhou Qingyu”)(v)	23,707	19,092
Shenzhen Lingxian(vi)	36,484	—
Cornerstone Unicorn No.3 Private Equity Investment Fund(vii)	—	132,859
Others	20,293	28,197
Total	219,935	206,823

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

7. LONG-TERM INVESTMENTS (Continued)

(i)                                     In March 2017, the Group purchased an equity interest in Xianhua Information Technology (Beijing) Limited for a total cash consideration of RMB20,000. The Group determined that Xianhua had encountered going concern issues due to their operations terminated by regulatory authority. As a result, the Group fully impaired the investment during the year ended December 31, 2019. The Group held 20% equity interest as of December 31, 2018 and 2019 and recognized its share of profits of RMB1,503, RMB87, and RMB1,240 for the years ended December 31, 2017, 2018 and 2019, respectively.

(ii)                                  In September 2017, the Group purchased an equity interest of CSJ Golden Bull for a total cash consideration of RMB40,900. The Group held a 25% equity interest as of December 31, 2018 and 2019, and recognized its share of loss of RMB1,280, RMB6,181 and RMB6,764 for the years ended December 31, 2017, 2018, and 2019, respectively.

(iii)                               In January 2016, the Group purchased a 51% equity interest in Shenzhen Boya for a cash consideration RMB nil. On September 27, 2017, due to additional capital funding provided by outside investor, the Group’s ownership percentage was diluted to 40% and loss control of Shenzhen Boya. The Group held 40% and nil equity interest as of December 31, 2018 and 2019 and recognized its share of loss of RMB13,755, RMB30,646 for the years ended December 31, 2017 and 2018, respectively and share of profit of RMB1,882 for the year ended December 31, 2019. In May 2019, the Group disposed all its shares in Boya to the third party for a total consideration of RMB10,000 and recorded a loss on disposal of RMB63,413.

(iv)                              In June 2017, the Group purchased 21.07% capital of Yoquant for a total consideration of RMB15,440. In January 2019, the Group purchased all the remaining shares held by other parties for a total consideration of RMB48,358, thus the Group hold 100% of Yoquant’s shares. The Group held 21.07% and 100% equity interest as of December 31, 2018 and 2019 and recognized its share of loss of RMB1,031, RMB1,518 and RMB223 for the years ended December 31, 2017, 2018 and 2019, respectively.

(v)                                 In July 2017, the Group purchased a 20% equity interest in Suzhou Qingyu for a total consideration of RMB10,000. The Group’s shareholding percentage decreased from 20% to 9.88% due to the issuance of equity interests to new shareholder. In June 2018, the Group purchased 3.15% equity interests of Suzhou Qingyu for a total consideration of RMB20,000. The Group held a 13.03% equity interest as of December 31, 2018 and 2019 and have ability to exercise significance influence. The Group recognized its share of loss of RMB1,210, RMB5,083 and RMB4,615 for the years ended December 31, 2017, 2018 and 2019.

(vi)                              In March 2016, the Group entered into an agreement to purchase 5% equity interest of Shenzhen Lingxian for a total consideration of RMB3,000 and the investment was accounted for at cost. In early 2018, the Group recorded a RMB1,500 fair value increase as a result of observable price changes for an identical investment. In March 2018, the Group purchased an additional 23.75% equity interest of Shenzhen Lingxian for a total cash consideration of RMB 30,000. The Group held 28.75% and nil equity interest as of December 31, 2018 and 2019. The Group recognized its share of profit of RMB 1,984 and share of loss of RMB6,424 for the year ended December 31, 2018 and 2019. In December 2019, the Group disposed all its shares in Shenzhen Lingxian to a third party for a total consideration of RMB34,500 and recorded a gain on disposal of RMB4,440.

(vii)                           In October 2019, the Group purchased 141,460,000 fund shares of Cornerstone Unicorn No.3 Private Equity Investment Fund for a total consideration of RMB141,460. The total shares of the fund is 152,460,000 and the fund manager shall make investment decisions independently. The fund manager can be replaced with the consent of all investors. The Group held 92% share interest as of December 31, 2019 and has ability to exercise significance influence. The Group recognized its share of loss of RMB8,601 for the year ended December 31, 2019.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

7. LONG-TERM INVESTMENTS (Continued)

Held-to-maturity investments

During the year ended December 31, 2019, the Group purchased a principal-guaranteed debt investment in the form of a beneficiary interest in a trust for a cash consideration of RMB15,200, which has stated maturity within one year. No impairment loss existed at December 31, 2019.

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2018	December 31, 2019
	RMB	RMB
Office building	19,470	19,470
Computer and electronic equipment	29,145	62,748
Furniture and office equipment	9,559	14,039
Leasehold improvements	30,772	33,050
Software	32,903	42,840
Total property and equipment	121,849	172,147
Accumulated depreciation and amortization	(35,582)	(61,771)
Property, equipment, net	86,267	110,376

Depreciation expense on property, equipment and software for the years ended December 31, 2017, 2018 and 2019 were RMB10,014, RMB16,123 and RMB28,071 respectively.

9. INTANGIBLE ASSETS, NET

	December 31, 2018	December 31, 2019
	RMB	RMB
Brokerage licenses	49,875	54,006
Trade Name	—	6,400
Technology	—	27,600
Total Intangible assets	49,875	88,006
Accumulated amortization	(5,142)	(14,530)
Intangible assets, net	44,733	73,476

The amortization periods range from 2.6 years to 20 years. Amortization expense on intangible assets for the years ended December 31, 2017, 2018 and 2019 were RMB1,874, RMB2,640 and RMB9,398 respectively. As of December 31, 2019, the Group expects to record amortization expenses related to intangible assets RMB9,398, RMB9,023, RMB8,273, RMB8,273 and RMB3,353 for the next five years, respectively, and RMB35,156 thereafter.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

10. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2018	December 31, 2019
	RMB	RMB
Accrued advertising and marketing fee	435,514	715,218
Payable related to services fee and others	155,622	248,816
Amounts due to customers for the segregated bank balances held on their behalf	47,497	125,437
Deposit	10,697	15,995
Value added tax and surcharges	23,884	42,699
Others	72,093	80,945
Total accrued expenses and other current liabilities	745,307	1,229,110

11. RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various services agreements. Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Beijing Jiufu Weiban Technology Limited (“9F Weiban”)	Equity method investee(until January 2019)	Consulting services and related party loans
Beijing WeCash Qiyi Technology Limited (“WeCash Qiyi”)	Equity method investee (until February 2018)	Borrower acquisition and referral services
Huoerguosi Wukong Digital Technology Limited (“Huoerguosi”)	Entity controlled by Sun, Lei (until November 2018)	Advertising services
WeCash Xiangshan Information Technology Limited (“WeCash Xiangshan”)	Subsidiary of equity method investee	Credit inquiry services
Shenzhen Boya	Equity method investee(until May 2019)	Borrower acquisition and referral services
Kashi Boya Chengxin Internet Technology Limited (“Kashi Boya”)	Subsidiary of equity method investee(until May 2019)	Borrower acquisition and referral services
Shenzhen Lingxian	Equity method investee(until December 2019)	Prepayment for merchandise
Shanghai Jiutai Financial Information Services Limited (“Shanghai Jiutai”)	Entity controlled by Liu, Lei	Related party loan
CSJ Golden Bull	Equity method investee	Investors acquisition, referral services, and related party loan
Beijing Shunwei Wealth Technology Limited (“Beijing Shunwei”)	Equity method investee(until June 2019)	Borrower acquisition and referral services
Beijing Jiujia Wealth Management Limited (“Beijing Jiujia”)	Equity method investee (until January 2018)	Investors acquisition and referral services and related party loan
Yoquant	Equity method investee(until January 2019)	Consulting services
Zhejiang Lingchuang Food Limited	Subsidiary of equity method investee(until December 2019)	Deposit
Qu, Jiachun	Principal shareholder of the Group	Related party loan
Ren, Yifan	Director of the Group	Related party loan

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

11. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Name of related parties	Relationship with the Group	Major transaction with the Group
Liu, Lei	President	Related party loan
Zhuhai Hengqin Flash Cloud Payment Information Technolgy Limited (“Zhuhai Hengqin Payment”)	Entity controlled by Sun, Lei	Payment processing service
Huoerguosi Flash Cloud Payment Information Technology Limited (“Huoerguosi Payment”)	Entity controlled by Sun, Lei	Payment processing service
Nanjing Lefang	Investee with significant influence	Borrower acquisition and referral services purchased by the Group, consulting service provided to Nanjing Lefang by the Group, and related party loan.
Shanghai Qiuzhi Information Technology Limited(“Shanghai Qiuzhi”)	Equity method investee(from May 2019)	Borrower acquisition and referral services
Beijing Jiuzao Technology Limited(“Beijing Jiuzao”)	Entity controlled by Sun, Lei(from December 2019)	Borrower acquisition and referral services
Hangzhou Shuyun Gongjin Technology Limited(“Hangzhou Shuyun”)	Entity controlled by Sun, Lei	Credit inquiry services
Chen, Lixing	Vice President	Related party loan
Nine F Capital Limited (“Nine F”)	Entity owned by Lei, Sun	Related party loan
Lin, Yanjun	Chief Financial Officer of the Group	Related party loan
Sun, Lei	Chief Executive Officer of the Group	Related party loan

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

11. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Details of related party balances and transactions as of and for the years ended December 31, 2017 , 2018 and 2019 are as follows:

(1)                                 Services provided by related parties

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB	RMB
Consulting services:
9F Weiban	944	—	—
Investors and borrower acquisition and referral services:
Beijing Jiujia	334,309	9,965	—
WeCash Qiyi	3,892	—	—
Beijing Shunwei	5,283	5,133	1,221
Kashi Boya	73,575	—	—
Shenzhen Boya	—	9,781	4,696
Beijing Jiuzao	—	—	7,257
Nanjing Lefang	—	12,890	29,476
Shanghai Qiuzhi	—	—	120
Subtotal	417,059	37,769	42,770
Credit inquiry services:
WeCash Xiangshan	4,034	427	—
Hangzhou Shuyun	—	—	5,925
Subtotal	4,034	427	5,925
Payment processing service:
Zhuhai Hengqin Payment	20,048	17,808	9,175
Huoerguosi Payment	56,620	20,504	—
Subtotal	76,668	38,312	9,175
Others	116	261	20
Total	498,821	76,769	57,890

(2)                                 Services provided to related parties

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB	RMB
Beijing Shunwei	3	3,941	—
Nanjing Lefang	—	26,386	1,994
Shanghai Qiuzhi	—	—	99
Shenzhen Boya	—	—	6
Kashi Boya	—	4,495	—
Others	78	179	—
Total	81	35,001	2,099

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

11. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(3)                                 Amounts due from related parties

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Nine F(i)	—	137,510	—
Beijing Shunwei	4,214	5,378	—
Beijing Jiujia	11,350	—	—
9F Weiban	2,050	2,050	—
Huoerguosi	9	—	—
Liu, Lei	620	—	—
Shanghai Jiutai	2,113	—	—
Lin, Yanjun	—	200	—
Chen, Lixing	—	100	—
Nanjing Lefang	—	900	50,000
Shenzhen Lingxian	—	20	—
Sun Lei	—	115	—
Total	20,356	146,273	50,000

(i)                                     On April 20, 2018, the Company extended a loan to Nine F of US$20 million with term of 3 years and an interest rate equals US dollar deposit rate for the same period as published by Bank of China. The purpose of the loan is to finance the purchase by Lei Sun of the ordinary shares of 9F Inc. from Yifan Ren, one of the Founders of the Company. The loan has been fully repaid in August, 2019.

(4)                                 Amounts due to related parties

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Zhuhai Hengqin Payment	2,523	716	3,125
Huoerguosi Payment	26,372	6,437	—
Beijing Jiujia	2,658	—	—
WeCash Qiyi	516	—	—
Qu, Jiachun	300	300	—
Ren, Yifan	700	700	—
Zhejiang Lingchuang Food Limited	—	10	—
Nanjing Lefang	—	2,960	18,474
Beijing Shunwei	—	338	—
Shenzhen Boya	—	3,245	—
Hangzhou Shuyun	—	—	883
Beijing Jiuzao	—	—	7,300
Shanghai Qiuzhi	—	—	120
Total	33,069	14,706	29,902

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES

9F Inc. is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

According to the HK regulations, HK entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group’s PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% or 20% under the EIT Law. A ‘‘high and new technology enterprise’’ is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. In December 2016, Beijing Muyu Technology Development Co., Ltd. (“Beijing Muyu”), a subsidiary of Beijing Jiufu Puhui Information Technology Co., Ltd. (“Jiufu Puhui”), was qualified as a ‘‘high and new technology enterprise’’ and thus enjoyed a preferential income tax rate of 15% for 2017, 2018, and 2019. In 2017, each of Jiufu Shuke, Jiufu Lianyin, Jiufu Puhui and Jiufu Wukong (Beijing) Technology Co., Ltd. (“Jiufu Wukong”), a subsidiary of Jiufu Shuke, was qualified as a ‘‘high and new technology enterprise’’ and thus enjoyed a preferential income tax rate of 15% for 2017, 2018, and 2019. In 2018, Yisi Hudong(Beijing)Technology Co.,Ltd. (“Yisi Hudong”), a subsidiary of Zhuhai Jiufu Xiaojin, was qualified as a ‘‘high and new technology enterprise’’ and thus enjoyed a preferential income tax rate of 15% for 2018 and 2019. They would enjoy a preferential income tax rate of 15% for 2020, provided they continue to meet the standards for “high and new technology enterprise” during 2020. Jiufu Weiban, a subsidiary of Xinjiang Shuke, was qualified as a “high and new technology enterprise” and thus enjoyed a preferential income tax rate of 15% for 2018 and 2019. They would enjoy a preferential income tax rate of 15% for 2020, provided they continue to meet the standards for “high and new technology enterprise” during 2020. In addition, Zhuhai Hengqin Jiufu Technology Co., Ltd. (“Zhuhai Hengqin”) has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2017, 2018 and 2019. Zhuhai Jiufu Xiaojin Technology Co., Ltd. (“Zhuhai Xiaojin”) has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2017, 2018, and 2019. Xizang Jiufu Dingdang Information Technology Co., Ltd. (“Jiufu Dingdang”) has been recognized as encouraged industries in the Tibet autonomous region and enjoyed a preferential income tax rate of 15% for 2017, 2018 and 2019, the income tax shared by Tibet autonomous region was temporarily exempted. Xinjiang Teyi Shuke Information Technology Co., Ltd. (‘‘Xinjiang Shuke’’, formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.) has been recognized as encouraged industries in the Xinjiang Kashgar Special Economic Development Area and enjoyed a five-years exemption from enterprise income tax from 2017 to 2021. Liangzi (Tianjin) Finance Lease Limited (“Liangzi”) was qualified as a “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2017 and 2018 and 25% for 2019. Beijing Baibai Technology Co., Ltd, Beijing Juhuixuan Technology Co., Ltd, Shenzhen Jiufu Xinfu Commercial Factoring Co., Ltd, Jiuxing insurance brokerage Co., Ltd, Beijing Jiubao Technology Co., Ltd, Zhuhai Jiuxin Asset Management Co., Ltd, and Qianhai Jiufu network technology (Shenzhen) Co., Ltd are qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2019.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

The current and deferred components of the income tax expense which were substantially attributable to the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB	RMB
Current tax	409,657	376,177	245,397
Deferred tax	(57,225)	26,226	(419,994)
Total	352,432	402,403	(174,597)

The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB	RMB
Income (loss) before income tax expenses	1,011,484	2,418,729	(2,220,324)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense at statutory tax rate	252,871	604,682	(555,081)
Non-deductible expenses(i)	77,735	19,526	15,362
Change in valuation allowance	22,384	20,980	43,350
Effect of tax holiday and preferential tax rate	(527,178)	(375,632)	221,590
Share-based compensation expenses	545,126	127,041	88,288
Effect of different tax rates of subsidiaries operating in other jurisdictions	(18,506)	5,806	11,894
Income tax expense	352,432	402,403	(174,597)

(i)                                     The amount included in non-deductible expenses is as follows:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB	RMB
Non-deductible expenses—excessive advertising fees	72,713	2,927	—
Other non-deductible expenses	5,022	16,599	15,362
Total	77,735	19,526	15,362

The aggregate amount and per ordinary share effect of the tax holiday and preferential tax rate are as follows:

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	527,178	375,632	(221,590)
The aggregate effect on basic and diluted net income per ordinary share:
—Basic	4.24	2.31	(1.27)
—Diluted	3.81	2.02	(1.27)

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Deferred revenue	50,203	36,834	104,750
Accrued expenses	56,752	55,110	105,475
Allowance for doubtful accounts	4,159	4,335	265,745
Net operating loss carry forward	35,340	44,379	80,485
Excess advertising fee	—	—	47,202
Less: valuation allowance	(35,340)	(56,320)	(99,670)
Total deferred tax assets, net	111,114	84,338	503,987

The movements of valuation allowance for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of year	12,956	35,340	56,320
Additions	22,384	34,459	56,132
Reversal	—	(13,479)	(12,782)
Balance at end of year	35,340	56,320	99,670

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Deferred tax liabilities:
Intangible asset from acquisition	9,309	9,003	15,354
Contract assets	—	—	1,861
Total deferred liabilities	9,309	9,003	17,215

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The valuation allowance is considered on each individual entity basis. Considering all the above factors, valuation allowances were established to certain entities because the Group believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Group and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Group and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%, the Group is not subject to any other uncertain tax position.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

12. INCOME TAXES (Continued)

The EIT regulations (i.e. Caishui [2011] No. 112) specify that legal entities organized in the Xinjiang Kashgar Special Economic Development Area upon meeting certain requirements can qualify for five years exemption on income tax. Uncertainties exist with regard to whether Xinjiang Shuke can meet the requirements stipulated under the current EIT regulations as well as whether the Group income allocation to entities in Xinjiang match with their business substance. Despite the present uncertainties resulting from the limited tax implementation guidance for the preferential tax treatment of the above regulation in Xinjiang and the tax authorities’ view on the income allocation, the Group believes that the legal entities in the Xinjiang Kashgar Special Economic Development Area meet the requirements as stipulated by the prevailing EIT laws and regulations and therefore can qualified for the income tax exemption and the current income allocation ratio can be sustained. If the PRC tax authorities subsequently determine that these entities do not qualified for the income tax exemption status or the income allocation ratio is not in compliance with arm’s length principle, these entities will be subject to the PRC income taxes, at a statutory rate of 25%, or a transfer pricing adjustment would be made to increase the profit of other entities (subject to 25% or 15% EIT rate) in the Group, which will in turn increase our tax liability, late payment interest, and penalties of the Group.

Since January l, 2011, the relevant tax authorities of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries have not conducted a tax examination on the Group’s subsidiaries, VIEs and VIEs’ subsidiaries. In accordance with relevant PRC tax administration laws, tax years from 2012 to 2018 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries remain subject to tax audits as of December 31, 2018, at the tax authority’s discretion.

According to PRC Tax Administration and Collection Law, the statute of limitations is for a period of three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2019, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIEs that are available for distribution was RMB3,423,684, RMB5,685,489 and RMB4,063,792 as of December 31, 2017, 2018 and 2019, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2017, 2018, and 2019.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group will ultimately use the means.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE-BASED COMPENSATION

Share incentive plan

Share options

In 2015, the Group adopted the 2015 Share Incentive Plan (the “2015 Plan”) and, in 2016, the Group adopted the 2016 Share Incentive Plan (the “2016 Plan”), which permits the grant of three types of awards: options, restricted shares and restricted share units. Persons eligible to participate in the 2015 Plan and 2016 Plan (collectively, the “Plans”) includes employees, consultants and directors of the Group or any of affiliates, which include the Group’s parent company, subsidiaries and the Group. Under the 2015 plan, a maximum ordinary shares available for issuance were 15,094,700. Under the 2016 Plan, a maximum of 16,771,900 ordinary shares were reserved for issuance. According to the resolutions of the board of director in 2017, the Group reserved additional 35,867,400 ordinary shares for the Plans. According to the resolutions of the board of director in 2018, the Group reserved additional 3,518,000 ordinary shares for the Plans.

During the year ended December 31 2019, the Group granted 2,279,400 share options at the exercise price of RMB24.06 per share, 78,600 share options at the exercise price of RMB50.13 per share, and 21,500 share options at the exercise price of RMB14.32 per share. These grants are subject to the following vesting conditions:

•                  100,100 share options will vest annually in equal instalment over 3 or 4 years.

•                  34,600 share options will vest annually in equal instalment at each calendar year end of grant date over 4 years.

•                  33,600 share options will vest annually in equal instalment at each anniversary subsequent to the grant date over 5 years. In addition to the service requirement, the share options will only vest upon IPO.

•                  46,500 share options will vest over 5 years based on vesting of 15%, 20%, 20%, 20% and 25% at each anniversary subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.

•                  64,700 share options will vest over 4 years based on vesting of 20%, 25%, 25%, and 30% at each anniversary subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.

•                  100,000 share options will vest over 6 years based on vesting of 12%, 12%, 16%, 20%, 20% and 20% at each anniversary subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.

•                  2,000,000 share options will vest over 5 years based on vesting of 40%, 15%, 15%, 15%, and 15% at each anniversary of grant date. In addition to the service requirement, the share options will only vest upon IPO.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE BASED COMPENSATION (Continued)

During the year ended December 31, 2018, the Group granted 1,118,400 share options at the exercise price of RMB24.06 per share, 961,100 share options at the exercise price of RMB14.32 per share. These grants are subject to the following vesting conditions:

•                  618,400 share options will vest annually in equal instalment at each calendar year end subsequent to the grant date over 5 years. In addition to the service requirement, 500,700 share options will only vest upon IPO.

•                  400,000 share options will vest over 4 years based on vesting of 40%, 20%, 20% and 20% at each calendar year end subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.

•                  357,800 share options will vest over 4 years based on vesting of 20%, 20%, 30%, and 30% at each calendar year end subsequent to the grant date. In addition to the service requirement, 178,900 share options will only vest upon IPO.

•                  100,000 share options will vest over 5 years based on vesting of 16%,16%,16%,16%,16% and 20% of the options will be average vested on each year end of grant date. In addition to the service requirement, the share options will only vest upon IPO.

•                  603,300 share options will vest over 3 years based on vesting of 60%,30% and 10% of the options will be average vested on each year end of grant date.

During the year ended December 31, 2017, the Group granted 36,358,200 share options. 35,714,900 share options were granted at the exercise price of RMB14.32 per share and 643,300 share options were granted at the exercise price of RMB7.78 per share. These grants are subject to the following vesting conditions:

•                  34,958,000 share options will vest over 3 years based on vesting of 60%, 30% and 10% at each calendar year end subsequent to the grant date. In addition to the service requirement, 10,000,000 share options will only vest upon IPO.

•                  607,000 share options will vest over 4 years based on vesting of 15%, 20%, 25%, 25% with 15% of the share options vesting on first year end of the grant date and then each anniversary of the grant date.

•                  543,400 share options will vest over 3 years based on a vesting of 40%, 30% and 30% on each anniversary of the grant date.

•                  249,800 share options will vest annually in equal instalment over 3 or 4 years on each anniversary of the grant date.

The vesting of the share options granted during the years ended December 31 2017, 2018 and 2019 are also subject to certain annual performance targets established by the Group’s Board of Directors and Chief Executive Officer(“CEO”). The Group recognized compensation expenses related to the option linked to these performance targets during the vesting period based on the probable outcome of these performance conditions. The Group has determined that it is probable these conditions will be met; as such the share-based compensation is recognized over the vesting period.

On November 1, 2017 (the “repricing date”), board of directors of the Group approved the resolution to amend the terms of 26,962,700 vested options granted to Sun lei, CEO of the Group by reducing the exercise price of such vested share options to zero. The average original exercise price prior to the amendment was RMB11.47 per share. The amendments did not change the vesting provisions or any other option terms. This amendment was accounted for as a share option modification and required the re-measurement of the fair value of these share options. This re-measurement resulted in a total incremental share-based compensation of RMB333,100, which is recognized on the repricing date.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE BASED COMPENSATION (Continued)

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in 2017, 2018 and 2019. The weighted-average grant-date fair value of the share options granted during 2017, 2018 and 2019 was RMB54.55, RMB69.34 and RMB38.29 respectively.

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019

Risk free rate of interest	1.65% - 2.03%	2.45% - 2.98%	1.79%-2.53%
Volatility	43.6% - 44.5%	43.5% - 48.3%	43.4%-55.3%
Dividend yield	—	—	—
Exercise multiples	2.2 / 2.8	2.2 / 2.8	2.2 / 2.8
Life of option (years)	4.0 - 5.0	4.0 - 6.0	4.0 - 6.0

(1)                                 Risk free rate of interest

Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)                                 Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiry of the term.

(3)                                 Dividend yield

The Company has never declared or paid any cash dividends on the Company’s capital stock, and does not anticipate any dividend payments on the Company’s ordinary shares in the foreseeable future.

(4)                                 Exercise multiples

The expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE BASED COMPENSATION (Continued)

The activity in share options during period from December 31, 2018 to December 31, 2019 is set out below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair Value
		RMB	RMB
Outstanding as of December 31, 2018	34,257,800	11.52	41.22
Granted	2,379,500	26.27	38.29
Forfeited	(163,100)	(8.42)	20.53
Outstanding as of December 31, 2019	36,474,200	12.28	34.61
Vested and expected to vest as of December 31, 2019	30,745,370

The following table summarizes information with respect to share options outstanding as of December 31, 2019:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Remaining Contractual Life
RMB
—	4,041,450	0.55	4,041,450	0.55
7.78	11,184,400	1.58	9,552,500	1.56
14.32	13,733,600	2.85	12,901,600	5.01
14.72	4,041,450	0.55	4,041,450	0.55
24.06	3,394,700	4.35	1,084,750	4.30
50.13	78,600	4.02	19,600	4.02
Total	36,474,200		31,641,350

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE BASED COMPENSATION (Continued)

The share-based compensation expenses recognized with each issuance of share options since January 1, 2015 are as follows:

	For the year ended December 31,
Date of Grant	2017	2018	2019
	RMB	RMB	RMB
10/07/2015	60,253	2,613	—
25/09/2015	197	111	57
01/07/2016	167,968	47,177	27,771
16/08/2016	246	241	251
23/08/2016	2,388	2,336	2,442
01/09/2016	1,581	1,546	1,616
06/09/2016	3,603	3,524	3,427
01/08/2017	4,124	9,686	10,124
11/09/2017	2,709	8,713	9,107
10/10/2017	628	2,732	2,856
20/10/2017	1,124,509	393,648	63,246
26/12/2017	—	—	135,997
19/01/2018	—	33,623	8,486
07/03/2018	—	2,193	4,162
27/03/2018	—	—	6,345
27/04/2018	—	—	10,377
01/09/2018	—	—	1,366
29/09/2018	—	—	20,195
24/12/2018	—	19	1,095
07/01/2019	—	—	1,842
21/04/2019	—	—	653
13/06/2019	—	—	97
14/06/2019	—	—	41
01/07/2019	—	—	41,598
Share-based compensation recognized for share options	1,368,206	508,162	353,151

Ordinary shares issued to management

On December 30, 2017, according to the resolution of the board of directors, the Group approved the issuance of 9,894,500 ordinary shares at par value to three individuals who are members of the executive management and board of directors of the Company. The Group has determined these issuances to be compensatory in nature and vested immediately at the date of the issuance. As such share based compensation of RMB812,299 was recorded on December 30, 2017 based on a determined per share fair value of ordinary share at RMB82.10.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

13. SHARE BASED COMPENSATION (Continued)

A summary of share based compensation recognized related to share options granted and ordinary shares issued is as follows:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB	RMB
General and administrative expenses	2,180,505	508,162	353,151
Total	2,180,505	508,162	353,151

As of December 31, 2017, 2018 and 2019, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB1,190,075, RMB410,202 and RMB150,349, respectively. As of December 31, 2019, such cost was expected to be recognized over a weighted average period of 3.22 years.

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On March 25, 2015, 9F issued 11,950,600 Series A preferred shares at a per-share purchase price of about US$2.93 (equivalent to RMB18.16) to certain third party shareholders (“Series A Preferred Shareholders”) for a cash consideration of US$35 million (equivalent to RMB215 million).

On July 5, 2017, 9F issued 2,830,300 Series B preferred shares at a per-share purchase price of about US$10.60 (equivalent to RMB71.56) to certain third party shareholders (“Series B Preferred Shareholders”) for a cash consideration of US$30 million (equivalent to RMB202 million).

On Nov 7, 2017, 9F issued 5,051,800 Series C preferred shares at a per-share purchase price of about US$10.60 (equivalent to RMB70.36) to certain third party shareholders (“Series C Preferred Shareholders”) for a cash consideration of US$54 million (equivalent to RMB355 million).

On January 26, 2018, 9F issued 3,518,000 Series D preferred shares at a per-share purchase price of about US$18.48 (equivalent to RMB116.09) to certain third party shareholders (“Series D Preferred Shareholders”) for a cash consideration of US$65 million (equivalent to RMB 408 million).

On September 14, 2018, 9F issued 1,082,500 Series E preferred shares at a per-share purchase price of about US$18.48 (equivalent to RMB126.48) to certain third party shareholders (“Series E Preferred Shareholders”) for a cash consideration of US$20 million (equivalent to RMB 136 million).

The key terms of the equity interest with preferential feature are follows:

Voting Rights

The holders of preferred shares and the holders of ordinary shares shall vote together based on their shareholding percentages.

Dividends

The holder of each preferred share shall have the right to receive non-cumulative dividends, pari passu with the ordinary shares, on an as-converted basis, when, as and if declared by the Board.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Liquidation

If a Liquidation Event occurs, distributions to the shareholders of the Group shall be made in the following manner:

(a)                                 Each holder of the Series D and E preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its Members, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares, Series A preferred shares, Series B preferred shares and Series C preferred shares of the Group, an amount equal to 115% of the Series D Issue Price for each Series D preferred share an amount equal to 115% of the Series E Issue Price for each Series E preferred share, plus all declared but unpaid dividends and distributions on such Series D and E preferred share. If the assets and surplus funds distributable are insufficient to permit the payment for the full Series D Preference Amount and Series E Preference Amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series D and E preferred shares in proportion to the number of Series D and Series E preferred shares owned by each such holder.

(b)                                 Each holder of the Series C preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its Members, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares, Series A preferred shares and Series B preferred shares of the Group, an amount equal to 115% of the Series C Issue Price for each Series C preferred share, plus all declared but unpaid dividends and distributions on such Series C preferred share. If the assets and surplus funds distributable are insufficient to permit the payment for the full Series C Preference Amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series C preferred shares in proportion to the number of Series C preferred shares owned by each such holder.

(c)                                  Each holder of the Series B preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its shareholders, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares and Series A preferred shares of the Group, an amount equal to 115% of the Series B Conversion Price for each Series B preferred share, plus all declared but unpaid dividends and distributions on such Series B preferred share. If the assets and surplus funds distributable are insufficient to permit the payment for the full Series B Preference Amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series B preferred shares in proportion to the number of Series B preferred shares owned by each such holder.

(d)                                 Each holder of the Series A preferred shares shall be entitled to receive out of the remaining assets of the Group available for distribution to its shareholders, prior and in preference to any distribution of any assets or surplus funds of the Group to the holders of the ordinary shares and any other class of shares of the Group, an amount equal to the higher of

(i)                                     130% of the Series A issue price for each Series A preferred share, plus all declared but unpaid dividends and distributions on such Series A preferred share

(ii)                                  an amount such holder of Series A preferred share is entitled to assuming pro rata distribution of the assets and surplus funds distributable among all the holders of the preferred shares and all the holders of the ordinary shares.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

If the assets and surplus funds distributable are insufficient to permit the payment for the full Series A preference amount, then the entire assets and surplus funds of the Group available for distribution to such holders shall be distributed ratably among the holders of Series A preferred shares in proportion to the number of Series A preferred shares owned by each such holder.

Conversion

Each holder of preferred shares have the right to convert any or all of its preferred shares into ordinary shares at the quotient of the original issue price divided by the then effective conversion price, which shall initially be the issue price per share of the preferred shares, as defined in the memorandum and articles of association being no less than par value. In addition, all outstanding preferred shares shall be automatically converted into ordinary shares upon the consummation of a Qualified IPO.

“Qualified IPO” means a firm commitment underwritten registered initial public offering by the Group of its ordinary shares (or securities of the Group representing the ordinary shares), representing no less than 10% of the Group’s share capital on a fully-diluted basis, on New York Stock Exchange, NASDAQ, Hong Kong Stock Exchange or other internationally recognized stock exchange, as approved by the Shareholders in accordance with the Shareholders Agreement, the Memorandum and these Articles, pursuant to a registration statement that is filed with and declared effective in accordance with the securities laws of relevant jurisdiction at a public offering price per share (prior to customary underwriters’ commissions and expenses) that is no less than the higher of (i) the product of 1.2 and the Series A Issue Price, and (ii) an amount that represents the Series A Issue Price plus 20% of compound internal rate per annum on the Series A Issue Price for the period from the Series A Issuance Date to the closing date of such offering.

IPO Adjustment Events

If the Group completes an IPO within 12 months, 24 months or 36 months after the Closing and the public offering price per ordinary share, in the IPO is less than the result of (A)130% (within 12 months), 150% (within 24 months) and 180% (within 36 months) of the Series B, C, D and E Conversion Price effective immediately prior to the completion of the IPO, minus (B) all dividends that have been declared on a Series B, C, D and E preferred share prior to the completion of the IPO (the “Declared Dividends”), then, at the option of the Group:

(i)                                     the Series B, C, D and E Conversion Price of each Series B, C, D and E preferred share held by the Purchaser shall, immediately prior to the completion of the IPO, be adjusted in accordance with the following formula (such new Series B and C Conversion Price, the “Adjusted Conversion Price I, II and III”):

Adjusted Conversion Price I = (Per Share Offering Price + Declared Dividends) / 130% (within 12 months);

Adjusted Conversion Price II = (Per Share Offering Price + Declared Dividends) / 150% (within 24 months);

Adjusted Conversion Price III = (Per Share Offering Price + Declared Dividends) / 180% (within 36 months);

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

(ii)                                  the Group shall, within thirty (30) Business Days from the completion of the IPO, pay, or cause to be paid, an amount calculated in accordance with the formula below (the “Adjustment Amount I”) to the Purchaser for each Series B, C, D and E preferred share held by the Purchaser immediately prior to completion of the IPO in cash by wire transfer of immediately available funds to an account designated by the Purchaser:

Adjusted Amount I = Series B&C&D&E Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price I (within 12 months)

Adjusted Amount II = Series B&C&D&E Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price II (within 24 months)

Adjusted Amount III = Series B&C&D&E Conversion Price effective immediately prior to completion of the IPO—Adjusted Conversion Price III (within 36 months)

Performance Adjustments

The Group had entered certain performance adjustments for Series A preferred shares, Series C preferred share and Series E preferred shares, if the Group fail to meet the performance targets for 2015, 2016 revenue and 2017 Non-GAAP operating net profit, then the Group shall reduce the issuance price, reduce the conversion price or remit cash to the investors. As of December 31, 2016 and 2017, all the performance targets were reached.

The Group has determined that there was no beneficial conversion feature (“BCF”) attributable to the preferred shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date. The Group will reevaluate whether additional BCF is required to be recorded upon adjustments to the effective conversion price of the preferred shares, if any.

Redemption

Redemption condition for Series A preferred shares

In the event that the Group has not consummated a Qualified IPO as of the date that is thirty-six (36) months after March 25, 2015, each holder of the then outstanding Series A preferred shares, may require that the Group redeem all of its preferred shares.

Redemption condition for Series B preferred shares

The Series B preferred shares is redeemable, at any time after the earlier of:

i)                                         Thirty-six (36) months after July 5, 2017, if the Group has not consummated a Qualified IPO;

ii)                                      Any willful misconduct by the Founder or the Group;

iii)                                   Termination of the Founder by the Group;

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

iv)                                  Any redemption required by other investors, then subject to the applicable laws of the Cayman Islands and if so requested by any holder of then issued, outstanding Series B preferred shares, the Group shall redeem all or part of the issued, outstanding Series B preferred shares of such holder in cash out of funds legally available.

Redemption condition for Series C preferred shares

The Series C preferred shares is redeemable, at any time after the earlier of:

i)                                         Thirty-six (36) months after November 7, 2017, if the Group has not consummated a Qualified IPO;

ii)                                      The 2017 Actual Profit as defined by the provision of the preferred share agreement, is less than 80% of 2017 Target Profit (RMB1,000,000,000);

Redemption condition for Series D preferred shares

The Series D preferred shares is redeemable, at any time after thirty-six (36) months after January 26, 2018, if the Group has not consummated a Qualified IPO;

Redemption condition for Series E preferred shares

The Series E preferred shares is redeemable, at any time after the earlier of:

i) Thirty-six (36) months after September 14, 2018, if the Group has not consummated a Qualified IPO;

ii) The 2017 Actual Profit as defined by the provision of the preferred share agreement, is less than 80% of 2017 Target Profit (RMB1,000,000,000);

Redemption Price

The redemption price for Series A, B, C and D preferred share redeemed shall be equal to the applicable preferred share issue price plus a 8% annual return (simple interest), plus all declared but unpaid dividend thereon, for the period from the date of issuance of such preferred share up to the date of redemption, proportionally adjusted for share subdivisions, share dividend, reorganizations, reclassifications, consolidations or mergers. The redemption price for Series E preferred share redeemed shall be equal to the applicable preferred share issue price plus a 10% annual return (simple interest), plus all declared but unpaid dividend thereon, for the period from the date of issuance of such preferred share up to the date of redemption, proportionally adjusted for share subdivisions, share dividend, reorganizations, reclassifications, consolidations or mergers.

Series A redemption event triggered as the Group’s failure to complete a Qualified IPO by March 24, 2018. The Group adjusted the carrying amount of Series A preferred shares to equal the redemption value at December 31, 2018 and 2019, and recognized accretion of the Series A preferred shares amounted to RMB17,225 and RMB10,711 in retained earnings during the year ended December 31, 2018 and 2019, respectively.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

The movement in the carrying value of the preferred shares is as follows:

	Series A	Series B	Series C	Series D	Series E	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	215,317	—	—	—	—	215,317
Balance as of December 31, 2016	215,317	—	—	—	—	215,317
Issuance of Series B preferred shares	—	202,086	—	—	—	202,086
Issuance of Series C preferred shares	—	—	355,248	—	—	355,248
Accretion on convertible redeemable preferred shares to redemption value	47,759	—	—	—	—	47,759
Balance as of December 31, 2017	263,076	202,086	355,248	—	—	820,410
Issuance of Series D preferred shares	—	—	—	408,358	—	408,358
Issuance of Series E preferred shares	—	—	—	—	136,427	136,427
Accretion on convertible redeemable preferred shares to redemption value	17,225	—	—	—	—	17,225
Balance as of December 31, 2018	280,301	202,086	355,248	408,358	136,427	1,382,420
Accretion on convertible redeemable preferred shares to redemption value	10,711	—	—	—	—	10,711
Conversion of convertible preferred shares to ordinary shares	(291,012)	(202,086)	(355,248)	(408,358)	(136,427)	(1,393,131)
Balance as of December 31, 2019	—	—	—	—	—	—

Upon the completion of the initial public offering, all of the Company’s Preferred Share were converted into 24,433,200 ordinary shares on an one-to-one basis.

15. ORDINARY SHARES

The Group’s Amended and Restated Memorandum of Association authorizes the Group to issue 5,000,000,000 ordinary shares with a par value of US$0.00001 per share approximately. As of December 31, 2017, 2018 and 2019, the Group had 151,468,400, 162,672,800 and 195,191,000 ordinary shares issued and outstanding, respectively.

On December 30, 2017, according to the resolution of the board of directors, the Group approved the issuance of 9,894,500 ordinary shares at par value to three individuals who are members of the executive management and board of directors of the Group.

In connection with the above issuances, to provide anti-dilution protection to the preferred shareholders, the board of director further approved the issuance of a total of 1,309,900 ordinary shares at par value to the Series A, B and C Preferred Shareholders. A deemed dividend of RMB103,550 was recorded based on a determined per share fair value of ordinary share at RMB82.10. These ordinary shares were subsequently issued on February 1, 2018.

In August 2019, the Company completed its initial public offering and issued 8,085,000 ADSs (representing 8,085,000 Class A ordinary shares). The net proceeds raised from initial public offering and from exercising the over-allotment option by the underwriters were RMB463,065 net of issuance cost of RMB31,776. Upon the completion of the initial public offering, the ordinary shares of the Company are classified as Class A and Class B and 195,191,000 ordinary shares outstanding then were designated to 128,228,600 Class A ordinary shares and 66,962,400 Class B ordinary shares, respectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder thereof.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

16. SEGMENT INFORMATION

The Group’s chief operating decision maker is our Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

Substantially all of the Group’s revenues for the years ended December 31, 2017, 2018 and 2019 were generated from the PRC.

As of December 31, 2017, 2018 and 2019, respectively, all of long-lived assets of the Group were located in the PRC and Hong Kong.

17. EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB110,521, RMB116,281 and RMB110,394 for the years ended December 31, 2017, 2018 and 2019, respectively.

18. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2017, 2018 and 2019.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2019, the aggregate amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities in the Group not available for distribution amounted to RMB2,772,577.

19. NET INCOME (LOSS) PER ORDINARY SHARE

The Group has determined that its preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares, and preferred shares according to the participation rights in undistributed earnings for the year ended December 31, 2017 and 2018. For the year ended December 31, 2019, undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss allocated to the ordinary shares.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

19. NET INCOME (LOSS) PER ORDINARY SHARE (Continued)

Basic and diluted net loss per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to 9F Inc.	597,704	1,981,804	(2,159,576)
Less:
Change in redemption value in Series A preferred shares	(47,759)	(17,225)	(10,711)
Deemed dividend to preferred shareholders	(103,550)	—	—
Undistributed earnings allocated to preferred shareholders	(45,087)	(244,589)	—
Net income (loss) attributable to ordinary shareholders for computing net income per ordinary shares—basic	401,308	1,719,990	(2,170,287)
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—basic	124,413,700	162,672,800	174,552,468
Net income (loss) per ordinary share attributable to ordinary shareholders—basic	3.23	10.57	(12.43)
Diluted net income per share calculation
Net income (loss) attributable to ordinary shareholders for computing net income per ordinary shares—basic	401,308	1,719,990	(2,170,287)
Add: adjustments to undistributed earnings to participating securities	4,157	27,007	—
Net income (loss) attributable to ordinary shareholders for computing net income per ordinary shares—dilute	405,465	1,746,997	(2,170,287)
Denominator:
Weighted average ordinary shares basic outstanding	124,413,700	162,672,800	174,552,468
Effect of potentially diluted share options	14,051,800	23,062,400	—
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—dilute	138,465,500	185,735,200	174,552,468
Net income (loss) per ordinary share attributable to ordinary shareholders—diluted	2.93	9.41	(12.43)

11,204,400 non-contingent ordinary shares approved for issuance by the board of director on December 30, 2017 (see Note 15) that were not issued as of December 31, 2017 have been included in the calculations of basic and diluted net income per share.

For the years ended December 31, 2017 and 2018, 4,407,900 and nil share options were excluded from the computation of diluted earnings per share as their effects have been anti-dilutive. For the year ended December 31, 2019, the effects of all outstanding share options were excluded from the computation of diluted loss per share, as their effects would be anti-dilutive.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

20. LEASES

The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2019, the Group did not have additional operating leases that have not yet commenced.

For the years ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	66,310
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	24,854
Weighted average remaining lease term
Operating leases	1.50
Weighted average discount rate
Operating leases	5.30%
Short-term lease cost	13,445

On December 31, 2019, the maturity of operating lease liabilities are as follows:

Years ending December 31:	RMB
2020	72,298
2021	45,015
2022	12,646
2023	997
2024	—
Thereafter	—
130,956
Less imputed interest	5,549
Total	125,407

Future minimum payments under non-cancelable operating leases related to offices consisted of the following at December 31, 2018:

Years ending December 31:	RMB
2019	106,357
2020	78,480
2021	35,302
2022 and thereafter	5,962
Total	226,101

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the year ended December 31, 2017, 2018, 2019, total rental expense for all operating leases amounted to RMB53,599, RMB68,753 and RMB71,287, respectively.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

21. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to period legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal, expect for the legal proceeding disclosed in Note 22, or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

22. SUBSEQUENT EVENTS

Legal proceedings

As disclosed in Note 2, in 2019, the Company partnered with PICC under the direct lending program. In November 2019, PICC stopped paying service fees as agreed in the Cooperation Agreement. PICC further disputed with the Group regarding payments on the service fees under the Cooperation Agreement.

In May 2020, the Group commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the Cooperation Agreement. The Group, together with its legal counsel of the case has determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to the Group under the direct lending program. The Group is seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After the Group’s legal action was filed against PICC, PICC filed a civil lawsuit against the Group at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to the Group under the Cooperation Agreement plus accrued interest should be returned back to PICC. The Group will vigorously assert its rights against PICC and defends itself against any claims brought against the Group by PICC in these legal proceedings. However, both actions remain at the preliminary stage, and it is not possible at this stage to ascertain the outcome of either of the lawsuits. If the Group does not prevail in either of the lawsuits completely or in part, or fails to reach a favorable settlement with PICC, the Group’s results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

The Group has suspended its cooperation with PICC on new loans under its direct lending program since December 2019 and has developed cooperation with other financing guarantee companies in providing guarantee services to the institutional funding partners.

Percentages of loan origination volume covered by financing guarantee companies under both of the online lending information intermediary services and direct lending program in the first five months of 2020 are as follows:

For the five months ended May 31, 2020
Guarantee company A	63.6%
Guarantee company B	18.7%
Others	17.7%
Total	100.0%

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

22. SUBSEQUENT EVENTS (Continued)

COVID-19 impacts

Starting from January 2020, a novel strain of coronavirus, COVID-19, has spread worldwide. Since then, the resulting significant economic disruptions to the Chinese economy, and depending on the length and severity of this epidemics impact to the economy, had an adverse effect on the Group’s operations which resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first five month of 2020. The situation remains dynamic and the extent to which COVID-19 will impact the business of the Group will depend on future developments of the outbreak, which are uncertain and cannot be predicted. During the first five months of 2020, loan origination volume decreased by approximately 79.5% compared to the loan origination volume in the first five months of 2019.

9F Inc.

SCHEDULE 1—CONDENSED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Assets:
Cash and cash equivalents	145,451	814,089	116,937
Amounts due from subsidiaries and VIEs	1,330,577	1,061,026	152,407
Other receivable	—	377	54
Prepaid expenses and other assets	688	8,707	1,251
Long term investments	6,153,725	4,406,243	632,916
Total assets	7,630,441	6,290,442	903,565
Liabilities:
Accrued expense and other liability	3,551	—	—
Amounts due to subsidiaries and VIEs	—	9,659	1,387
Total liabilities	3,551	9,659	1,387
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.00001 par value; 11,950,600 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB296,032 and RMB nil as of December 31, 2018 and 2019, respectively)	280,301	—	—
Series B convertible redeemable preferred shares (US$0.00001 par value; 2,830,300 shares and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB224,467 and RMB nil as of December 31, 2018 and 2019, respectively)	202,086	—	—
Series C convertible redeemable preferred shares (US$0.00001 par value; 5,051,800 shares and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB400,652 and RMB nil as of December 31, 2018 and 2019, respectively)	355,248	—	—
Series D convertible redeemable preferred shares (US$0.00001 par value; 3,518,000 and nil shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB469,654 and RMB nil as of December 31, 2018 and 2019, respectively)	408,358	—	—
Series E convertible redeemable preferred shares (US$0.00001 par value; 1,082,500 shares and nil authorized, issued and outstanding as of December 31, 2018 and 2019, respectively; liquidation value of RMB157,447 and RMB nil as of December 31, 2018 and 2019, respectively)	136,427	—	—

9F Inc.

SCHEDULE 1—CONDENSED BALANCE SHEETS (Continued)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Shareholders’ Equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 and nil shares authorized as of December 31, 2018 and 2019, 162,672,800 and nil shares issued and outstanding as of December 31, 2018 and 2019, respectively)	—	—	—
Class A ordinary shares (US$0.00001 par value; nil and 4,600,000,000 shares authorized as of December 31, 2018 and 2019; nil and 128,228,600 shares issued and outstanding as of December 31, 2018 and 2019)	—	1	—
Class B ordinary shares (US$0.00001 par value; nil and 200,000,000 shares authorized as of December 31, 2018 and 2019; nil and 66,962,400 shares issued and outstanding as of December 31, 2018 and 2019)	—	1	—
Additional paid-in capital	3,046,725	5,241,296	752,865
Retained earnings	3,117,552	947,265	136,066
Accumulated other comprehensive income	80,193	92,220	13,247
Total equity	6,244,470	6,280,783	902,178
Total liabilities, mezzanine equity and shareholders’ equity	7,630,441	6,290,442	903,565

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	RMB	RMB	US$
Equity in earnings (loss) of subsidiaries and VIEs	2,776,701	2,495,935	(1,777,756)	(255,359)
Operating costs and expenses	(2,181,023)	(514,144)	(371,063)	(53,300)
Provision for contract assets and receivables	—	—	(691)	(100)
Interest income	2,026	13	4,601	661
Impairment loss of investments	—	—	(20,724)	(2,977)
Other income, net	—	—	6,057	871
Net income (loss)	597,704	1,981,804	(2,159,576)	(310,204)
Net income (loss) per ordinary shares
Basic	3.23	10.57	(12.43)	(1.79)
Diluted	2.93	9.41	(12.43)	(1.79)
Weighted average number of ordinary shares used in computing net income per ordinary share
Basic	124,413,700	162,672,800	174,552,468	174,552,468
Diluted	138,465,500	185,735,200	174,552,468	174,552,468

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	RMB	RMB	US$
Net income (loss)	597,704	1,981,804	(2,159,576)	(310,204)
Other comprehensive income
Foreign currency transaction adjustments	(33,065)	84,430	12,126	1,742
Unrealized gains (losses) on available-for-sale investments	1,071	(1,146)	(99)	(14)
Comprehensive Income (Loss)	565,710	2,065,088	(2,147,549)	(308,476)

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS of CASH FLOW

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2019
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	597,704	1,981,804	(2,159,576)	(310,204)
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings (loss) of subsidiaries and VIE	(2,776,701)	(2,495,935)	1,777,756	255,359
Share-based compensation expense	2,180,505	508,162	353,151	50,727
Impairment loss of equity securities without readily determinable fair value	—	—	20,725	2,978
Gain from disposal of equity securities without readily determinable fair value			(6,057)	(870)
Changes in operating assets and liabilities:
Other receivables			(377)	(54)
Prepaid expenses and other assets	(136)	(550)	(8,020)	(1,152)
Accrued expense and other liabilities	—	3,551	(3,551)	(510)
Amounts due to subsidiaries and VIEs	(3)	(43)	9,659	1,387
Amounts due from subsidiaries and VIEs	(188,011)	(707,308)	131,387	18,872
Net cash provided by (used in) operating activities	(186,642)	(710,319)	115,097	16,533
Cash Flows from Investing Activities:
Investment in subsidiaries	—	—	(69,149)	(9,933)
Loan to related parties	—	(137,510)	—	—
Proceeds from repayment of related parties	—	—	138,163	19,846
Disposal of long-term investments	—	—	8,289	1,191
Net cash provided by (used in) investing activities	—	(137,510)	77,303	11,104
Cash Flows from Financing Activities:
Proceeds from exercise of share options	4,277	—	—	—
Proceeds from convertible redeemable preferred shares	557,334	544,785	—	—
Net proceeds from initial public offering and from exercising the over-allotment option by the underwriters(net of issuance cost of RMB31,776)	—	—	463,065	66,515
Net cash provided by financing activities	561,611	544,785	463,065	66,515
Effect of exchange rate changes	(33,974)	87,448	13,173	1,892
Net increase (decrease) in cash and cash equivalents	340,995	(215,596)	668,638	96,044
Cash and cash equivalents at beginning of year	20,052	361,047	145,451	20,893
Cash and cash equivalents at end of year	361,047	145,451	814,089	116,937

9F Inc.

SCHEDULE 1—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.                                      Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.                                      The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.                                      Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividend was paid by the Group’s subsidiaries to their parent company in 2017, 2018 and 2019.

4.                                      As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.