Form 20-F
period 2020-12-31
9F Inc.
filed 2021-05-18
CIK 1619544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

For the transition period from                                 to

Commission file number: 001-39025

9F Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of Principal Executive Offices)

Yanjun Lin, Chief Financial Officer

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

Tel: +86 (10) 8527-6996

Email: linyanjun@9Fbank.com.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each representing one Class A ordinary share	JFU	The Nasdaq Global Market
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Global Market*

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

As of December 31, 2020, there were 203,510,681 ordinary shares outstanding, par value $0.00001 per share, being the sum of 142,348,281 Class A ordinary shares and 61,162,400 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ◻  Yes   ⌧  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ◻  Yes   ⌧  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ⌧  Yes   ◻  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⌧  Yes   ◻  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ⌧

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ⌧

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ◻  Item 17   ◻  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ◻  Yes   ⌧  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ◻  Yes   ◻  No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“9F,” “us,” “our company,” “our” and “we” are to 9F Inc., its subsidiaries and its consolidated affiliated entities and their respective subsidiaries, as the context requires;
●	“active borrowers” are to, for a specified period, borrowers who made at least one borrowing transaction with us during that period;
●	“ADSs” are to our American depositary shares, each of which represents one class A ordinary share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“class B ordinary shares” are to our class B ordinary shares, par value US$0.00001 per share;
●	“financial institution partners” are to financial institutions that provide insurance and guarantee services, as well as the institutional funding partners;
●	“fixed income products” are to investments in the loans facilitated through online lending information intermediary services for peer-to-peer lending and borrowing that are subject to the applicable PRC laws and regulations;
●	“institutional funding partners” are to banks and other institutions which have partnered with us on our direct lending program to fund loans originated to our borrowers;
●	“loan origination volume” are to the total amount of loans originated to our borrowers, including the loan origination volume under our revolving loan products, non-revolving loan products and direct lending program during a given period. Loan origination volume for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loans, are counted towards loan origination volume under our direct lending program;
●	“merchant partners” are to the online merchants and offline merchants connected by our online platforms including the merchants connected through our One Card-linked China UnionPay payment channels;
●	“ordinary shares” or “Ordinary Shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and
●	“VIEs” or “consolidated affiliated entities” are to Jiufu Shuke Technology Group Co., Ltd. (“Jiufu Shuke,” formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), Beijing Puhui Lianyin Information Technology Co., Ltd. (“Beijing Puhui”), Zhuhai Huike Lianyin Technology Co., Ltd. (“Zhuhai Lianyin”), Beijing Yi Qi Mai Technology Co., Ltd. (“Yi Qi Mai,” formerly known as Beijing Wu Kong Mao Technology Co., Ltd. and Beijing Chaoka Internet Technology Co., Ltd.) and Shenzhen Fuyuan Network Technology Co., Ltd. (“Shenzhen Fuyuan”).

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with users and other partners we collaborate with;
●	our future business development, results of operations and financial condition;
●	competition in our industries;
●	relevant government policies and regulations governing our corporate structure, business and industries;
●	general economic and business condition in China and elsewhere;
●	the impact of the public health events (including COVID-19 pandemic) on our business operations, the industries we are operating in and the economy of China and elsewhere generally; and
●	assumptions underlying or related to any of the foregoing.

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

A.Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data:
Net revenues(4)
Loan facilitation services	2,157,782	6,272,796	4,960,671	3,477,897	177,147	27,149
Post-origination services	41,313	256,916	367,439	604,732	859,102	131,663
Others	61,557	212,068	228,372	342,334	219,756	33,679
Total net revenues	2,260,652	6,741,780	5,556,482	4,424,963	1,256,005	192,491
Operating costs and expenses:
Sales and marketing(1)	(1,168,416)	(2,243,723)	(1,746,375)	(2,343,428)	(343,056)	(52,576)
Origination and servicing(2)	(168,024)	(502,050)	(444,830)	(1,137,451)	(543,487)	(83,293)
General and administrative(3)	(494,902)	(3,073,575)	(1,159,746)	(1,155,747)	(1,303,833)	(199,821)
Reversal of (provision for) doubtful contract assets and receivables(4)	(32,740)	(1,881)	2,637	(2,148,638)	(347,803)	(53,303)
Total operating costs and expenses	(1,864,082)	(5,821,229)	(3,348,314)	(6,785,264)	(2,538,179)	(388,993)
Interest income	13,422	73,639	208,350	225,751	102,425	15,697
Impairment loss of investments	—	—	(23,140)	(154,898)	(462,490)	(70,880)
Impairment loss of goodwill	—	—	—	—	(50,291)	(7,707)
Impairment loss of intangible assets and property, equipment and software	—	—	—	—	(38,145)	(5,846)
Gain recognized on remeasurement of previously held equity interest in acquire	—	—	—	16,272	—	—
Net loss from disposal of subsidiaries	—	(8,135)	(257)	—	—	—
Other income net	7,719	25,429	25,608	52,852	39,112	5,994
Income (loss) before income tax expense and earnings (loss) in equity method investments	417,711	1,011,484	2,418,729	(2,220,324)	(1,691,563)	(259,244)
Income tax (expense) benefit	(271,132)	(352,432)	(402,403)	174,597	(538,322)	(82,501)
Earnings (loss) in equity method investments	15,047	64,701	(41,143)	(107,918)	(21,317)	(3,267)
Net Income (loss)	161,626	723,753	1,975,183	(2,153,645)	(2,251,202)	(345,012)
Net income (loss) attributable to the non-controlling interest shareholders	(5,588)	(126,049)	6,621	(5,931)	(7,693)	(1,179)
Net income (loss) attributable to 9F Inc.	156,038	597,704	1,981,804	(2,159,576)	(2,258,895)	(346,191)
Change in redemption value of preferred shares	—	(47,759)	(17,225)	(10,711)	—	—
Deemed dividend to preferred shareholders	—	(103,550)	—	—	—	—
Net income (loss) attributable to ordinary shareholders	156,038	446,395	1,964,579	(2,170,287)	(2,258,895)	(346,191)
Net income (loss) per ordinary shares
Basic	1.15	3.23	10.57	(12.43)	(11.37)	(1.74)
Diluted	1.07	2.93	9.41	(12.43)	(11.37)	(1.74)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic	123,901,800	124,413,700	162,672,800	174,552,468	198,596,879	198,596,879
Diluted	134,305,200	138,465,500	185,735,200	174,552,468	198,596,879	198,596,879
Net income (loss)	161,626	723,753	1,975,183	(2,153,645)	(2,251,202)	(345,012)
Other comprehensive income (loss)
Foreign currency translation adjustment	17,372	(33,065)	84,430	12,126	(99,173)	(15,199)
Unrealized gains (losses) on available for sale investments, net of tax of nil	194	1,071	(1,146)	(99)	—	—
Total comprehensive income (loss)	179,192	691,759	2,058,467	(2,141,618)	(2,350,375)	(360,211)
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	(5,588)	(126,049)	6,621	(5,931)	(7,693)	(1,179)
Total comprehensive income (loss) attributable to 9F Inc.	173,604	565,710	2,065,088	(2,147,549)	(2,358,068)	(361,390)

Notes:

(1)	Sales and marketing expenses include services provided by related parties of RMB168.3 million, RMB417.1 million, RMB37.8 million, RMB42.8 million and RMB901 thousand (US$138 thousand) in 2016, 2017, 2018, 2019 and 2020, respectively.

(2)	Origination and servicing expenses include services provided by related parties of RMB11.6 million, RMB81.8 million, RMB39.0 million, RMB15.1 million and RMB358 thousand (US$55 thousand) in 2016, 2017, 2018, 2019 and 2020, respectively.
(3)	General and administrative expenses include share-based compensation of RMB110.4 million, RMB2,180.5 million, RMB508.2 million, RMB353.2 million and RMB290.6 million (US$44.5 million) in 2016, 2017, 2018, 2019 and 2020, respectively.
(4)	The amount of total net revenues and reversal of (provision for) doubtful contract assets and receivables in 2019, as derived from our audited consolidated financial statements included in this annual report, reflect the impact of legal proceedings discussed in “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information —Legal Proceedings.”

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

		(in thousands)
Selected Consolidated Balance Sheets Data:
Assets
Cash and cash equivalents	1,238,490	3,778,115	5,469,077	4,684,003	2,726,712	417,887
Restricted cash	146,129	671	—	125,437	390,702	59,878
Term deposits	-	700,000	833,478	24,000	133,761	20,500
Accounts receivable, net of allowance for doubtful accounts of RMB27,730, RMB29,611, RMB1,053, RMB1,433,449 and RMB1,446,994 (US$221,762) as of December 31, 2019 and 2020, respectively	81,048	300,058	180,141	280,995	40,862	6,262
Other receivables, net of allowance for doubtful accounts of RMB5,010, RMB5,010, RMB5,010, RMB36,773 and RMB17,396 (US$2,666) as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively	184,029	91,428	146,438	117,340	126,745	19,425
Loan receivables, net of allowance for doubtful accounts of nil, nil, nil, RMB615,592 and RMB320,364 (US$49,098) as of December 2016, 2017, 2018, 2019 and 2020, respectively	84,770	126,200	593,943	778,480	267,383	40,978
Prepaid expenses and other assets	139,518	524,321	543,088	1,137,787	793,092	121,547
Long-term investments	152,028	509,736	954,158	775,644	738,272	113,145
Total Assets	2,153,661	6,275,783	9,107,961	8,880,364	5,386,501	825,519
Liabilities
Deferred revenue	94,176	384,070	346,847	788,906	82,643	12,666
Income tax payable	301,219	463,977	315,868	320,350	255,244	39,118
Accrued expenses and other liabilities	500,600	795,447	745,307	1,229,110	726,686	111,370
Total Liabilities	939,709	1,750,732	1,470,621	2,552,536	1,163,185	178,267
Total Shareholders’ Equity	998,635	3,704,641	6,254,920	6,327,828	4,223,010	647,205

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	413,972	2,865,590	2,345,892	(429,047)	(1,744,599)	(267,370)
Net cash (used in) provided by investing activities	(222,910)	(1,011,683)	(1,236,820)	(707,611)	39,466	6,048
Net cash provided by financing activities	701	563,360	545,886	471,978	12,896	1,976
Net increase (decrease) in cash, cash equivalents and restricted cash	204,499	2,394,167	1,690,291	(659,637)	1,692,026	(259,314)
Cash, cash equivalents and restricted cash at beginning of the year	1,180,120	1,384,619	3,778,786	5,469,077	4,809,440	737,079
Cash, cash equivalents and restricted cash at end of the year	1,384,619	3,778,786	5,469,077	4,809,440	3,117,414	477,765

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate as of December 31, 2020.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business and Industry

We operate in emerging and evolving industries, and our operations and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

The industries we are operating in are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in is also evolving and may remain uncertain for the foreseeable future. For example, we ceased the operation of our online lending information intermediary platform, Jiufu Puhui, partially because the developments in the overall online lending information intermediary industry. Furthermore, there are few established players with business models similar to ours in these industries. Potential users, financial institution partners and other partners we collaborate with may not be familiar with the industries we are operating in, and may not fully appreciate the value we add and may have difficulty distinguishing our products and services from those of our competitors.

Furthermore, our past growth rates may not be indicative of our future growth. For example, we ceased the operations of our online lending information intermediary business, and thus the historical growth we have achieved in such business may not be relied upon for evaluation of our future developments.

We are subject to risks in relation to our transition into an internet technology company that focuses on providing technology empowerment services to financing and consumption industries in China and overseas.

We are transitioning into an internet technology company that focuses on providing technology empowerment services to financing and consumption industries in China and overseas, which may consume huge resources of ours. The execution of our strategy for such transition may not be as smooth as we expect, and we may incur additional costs overcoming hurdles that may arise.

We may continue to introduce new products and services and make modifications to existing ones in response to or in anticipation of changes our industries’ landscape, user needs or regulatory scheme. We may lack experiences on operating the business relating to new products and services. We also face competition from existing market players, which could result in low price competition. In addition, each of these new products and services, or modifications to existing ones calls for significant time and resource devotion of our management, which may have an adverse impact on our financial condition, while we cannot assure you that our attempts to make such new products and services, or modifications to existing ones will be successful, profitable or widely accepted by customers. Furthermore, as new products and services, or modifications to existing ones may materially change the way we conduct our business, they may render the projection of our future operations obsolete, and therefore our future prospects may be difficult to evaluate.

In addition, in connection with the introduction of new products and services or in response to general economic conditions, the performance of our existing business may be impacted by changes to the policies and qualifications made by us or our partners that are applicable to our existing products and services. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;
•	expand the base of our users and partners we collaborate with;
•	improve our operational efficiency;
•	continue to scale our technology infrastructure to support the growth of our business;
•	broaden our product and service offerings;
•	operate without being adversely affected by the negative publicity about the industries in general and our company in particular, if any;
•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platforms;
•	attract, retain and motivate talented employees to support our business growth;
•	navigate economic condition and fluctuation;
•	seek new business opportunities for future growth; and
•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

We are subject to all risks and challenges inherent in developing business enterprises in emerging and evolving industries. If the industries do not develop as we expect, if we fail to educate users and partners about the value of our products and services, or if we fail to address the needs of our users and partners, or other risks and challenges, our business and results of operations will be materially and adversely affected.

In addition, there may exist uncertainty on the regulatory requirements in relation to the industries we operate in or plan to operate in and we cannot assure you that all of our business offerings will continue to be deemed in compliance with applicable laws and regulations in a fast-changing regulatory environment. For example, we are providing technology empowerment services to our partners operating in highly-regulated industries, which may subject us to additional regulatory compliance requirements. If any of our business offerings is deemed to be in violation of relevant applicable laws and regulations, our business, financial condition and prospects would be materially and adversely affected.

We changed our business operations, which may not be successful ultimately.

We ceased publishing information relating to new offering of investment opportunities in fixed income products for investors on our online lending information intermediary platform, Jiufu Puhui. We have entered into collaboration arrangements with certain licensed asset management companies, pursuant to which the investors’ rights to existing loans will be transferred to those companies, with relevant repayment of the principals and investment income, as applicable, in relation to the fixed income products expected to be made by such asset management companies to the investors within 36 months in ways chosen by investors subject to terms and on the conditions set forth in the platform notice to the investors. After the change of business operations, Jiufu Puhui will no longer provide loan facilitation service, and licensed asset management companies and other third-party service providers will provide existing investors with services in relation to the return of their remaining investment in loans.

In connection with such efforts, we may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is uncertain whether these efforts will eventually bring us benefits as we anticipated. If we fail to achieve some or all of the expected benefits of this business transformation, our competitive position, business, financial condition and results of operations could be materially and adversely affected.

Even if our business model transformation is implemented successfully as we planned, the actual costs incurred in this process may be substantially higher than we anticipated. There might also be other issues and negative consequences arising from our business transformation such as loss of user base, additional regulatory requirements, internal control issues, changes in employee structure as well as other unexpected consequences, any of which may have a material adverse effect on our competitive position, business, financial condition and results of operations.

We have incurred net losses and negative cash flow from operating activities, and may incur net losses and experience negative cash flow from operating activities in the future.

We incurred net losses of RMB2,153.6 million and RMB2,251.2 million (US$345.0 million) in 2019 and 2020, respectively, as compared to a net income of RMB1,975.2 million in 2018. The net cash used in operating activities was RMB429.0 million and RMB1,967.8 million (US$301.6 million) in 2019 and 2020, respectively, and the net cash provided by operating activities was RMB2,345.9 million in 2018.

Our future financial performance depends on, among other factors, our ability to continue to attract and retain users, our user acquisition cost, market competition, and our ability to provide technology empowerment services to better serve our partners. Accordingly, you should not rely on the revenues of any past interim period or annual period as an indication of our future performance. We may not be able to maintain the current fee rates due to more intense competition in the future. We also expect our costs to increase in future periods as we continue to develop new business, acquire new users and expand our business and operations. In addition, we will continue to incur substantial costs and expenses as a result of being a public company. If we are unable to generate adequate revenues and to manage our expenses, we may not be able to recover from net losses in the future.

In addition, we may not be able to achieve profitability or generate positive cash flow from operating activities and, even if we achieve positive operating cash flows, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. Further, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceedings and a total loss of your investment.

We do not hold any license or permit for providing securities brokerage business in China. Although we do not believe we engage in securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall engage in securities business without the approval of the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies.” We do not hold any license or permit in relation to providing securities brokerage business in China. A significant portion of our technology, research and development, management, supporting and other teams are based in China and a large number of our clients are PRC citizens. However, we do not believe the stock investment service offered by us is securities brokerage business in China. As of the date of this annual report, we have not received any inquiry relating to our stock investment services from regulatory authorities in China. However, there remain some uncertainties as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of operating securities related businesses in China. We cannot assure you that our current operations model will not be deemed as operating securities brokerage business in China, which may subject us to further inquiries or rectifications. If certain of our activities in China were deemed by relevant regulators as provision of securities brokerage services and investment consulting services in China, we will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the China Securities Regulatory Commission, or the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our relevant offerings in the PRC. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume achieved on our platform. If the government further tightens restrictions on converting Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.

A significant portion of our clients are Chinese nationals. We do not provide cross-border currency conversion services related to Renminbi to our clients, and we require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchanges in the United States or purchase any wealth management products through our platform to deposit funding into their respective offshore trading accounts.

In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of the PRC. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. Under the current regulatory framework, Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only, such as tourism and education purposes, and Chinese nationals can only engage in offshore investments under capital items through provided methods such as Qualified Domestic Institutional Investors. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Offshore Stocks Investment.” If the government further tightens the amount of currency exchange allowed for Chinese nationals, increases the control over remittance of currency out of the PRC, and/or specifically prohibits any exchanges for securities-related investment, the trading activities of Chinese nationals on our platform could be restricted, which would significantly reduce the trading volume on our platform. As our revenues from brokerage commission income depends heavily on the total trading volume facilitated on our digital securities investment platform, the occurrence of any of the above regulatory changes may have a material and adverse impact on our brokerage and wealth management business.

In addition, under the existing regulations on offshore investment, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. As we do not provide cross-border currency conversion services related to Renminbi to our Chinese national clients, we do not require our clients to submit evidence of approval or registration from relevant authorities with respect to the foreign currency used for offshore investments. However, since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations, and for many other factors that are beyond our control and anticipation, we cannot assure you that our operations will not be deemed by relevant authorities as providing currency conversion service or otherwise violating relevant foreign exchange laws and regulations. In such cases, we may be asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients and verify evidence of approval obtained by our clients from relevant authorities, and we may also be subject to regular inspections from relevant authorities from time to time, warnings, correction orders, condemnation and fines, suspension or termination of certain of our operations. If such situations occur, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries may have a significant impact on our business model.

Securities brokerage and wealth management industries have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. Legislative changes in rules promulgated by government agencies and self-regulatory organizations in various jurisdictions that oversee our businesses and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes, may directly affect our model of operation and profitability.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigation may cause us to incur litigation costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any unfavorable settlements or judgments against us could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We and PICC Property and Casualty Company Limited Guangdong Branch (the “PICC”) are pursuing legal actions against each other. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under a cooperation agreement, as amended (the “Cooperation Agreement.”) We, together with our legal counsel of the case has determined that PICC has breached its contractual obligations under the Cooperation Agreement for not paying service fees that were due to us. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the Cooperation Agreement plus accrued interest should be returned back to PICC. We will vigorously assert our rights against PICC and defend ourselves against any claims brought against us by PICC in these legal proceedings. However, both actions remain at the preliminary stage, and it is not possible at this stage to ascertain the outcome of either of the lawsuits. If we do not prevail in either of the lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected. See “—Loss of or failure to maintain relationship with our partners or implement our strategy to develop new relationships with other potential partners may materially and adversely affect our business and results of operations.” for other negative impacts.

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

The COVID-19 pandemic has resulted in, and may continue to result in, quarantines, travel restrictions, and the temporary closure of facilities in China and worldwide.

In connection with intensifying efforts to contain the spread of COVID-19, government authorities have taken a number of measures, which included quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Consequently, our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the COVID-19 pandemic. For example, as a result of the slowdown in consumption activities, especially in leisure spending or outdoor entertainment, the demand for our services or services of our partners may in turn slowdown. The other effects include the temporary closure of our offices, quarantine of certain of our employees and restrictions on our employees’ ability to travel. All of these would negatively affect our business operation, financial condition and results of operations. We have taken, and may continue to take, measures in response to the pandemic, including the adoption of modified operating hours, restrictions on the number of on-site employees, remote working arrangements and more stringent workplace sanitation measures, which may also have negative impact on our business operations. Even though China has made significant achievements in control and prevention of the COVID-19 pandemic, we cannot assure you that there will not be an outbreak in China again, and there is significant uncertainty relating to the severity of the near-term or long-term impact of the global COVID-19 pandemic on the demand of our products and services. The extent to which this pandemic impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak or treat its impact, among others, all of which are beyond our control. In addition, we have established, and are actively expanding our operation in Southeast Asian countries. COVID-19 has caused significant disruptions to the economic development in Southeast Asian countries, which may weaken the debt repayment ability of borrowers of our lending business in these countries. Although our business operations in these countries are relatively small, and we have been actively pursuing technology empowerment strategies to enable our business partners and financial institutions in Southeast Asia, the developments surrounding COVID-19 could still negatively affect our future development in this region.

If we are not able to respond to changes in user preferences for our products and services and provide a satisfactory user experience, or our existing and new products and services do not maintain or achieve sufficient market acceptance, we will not be able to maintain and expand our user base and increase user activities, and our financial results and competitive position will be harmed.

We believe that our user base and partners network are the cornerstone of our business. Attracting new users and partners is critical to the continued success of our business. We strategically focus on serving the young generation and seek to cultivate user loyalty. Our ability to attract and retain users and partners largely depends on whether we can effectively address their needs. Moreover, we depend on our existing user base to cultivate user loyalty, grow with our users and offer them better products and services. Our ability to maintain and expand our user base depends on a number of factors, including our ability to develop other products and services, and our ability to provide relevant and timely products and services to meet changing user needs. We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our products and services. We also incur expenses and expend resources upfront to develop, acquire and market new products and services that incorporate additional features, improve functionality or otherwise make our products more desirable to our users and partners. New products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market. If we fail to retain our existing users by offering products and services that cater to their evolving consumption needs, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

Furthermore, prior to the discontinuation of our online lending information intermediary business, our fixed income products constituted a significant portion of the online wealth management products we offered. Although we have been developing other online wealth management products and services, we cannot guarantee that they will, and will continuously, maintain and attract new investors. If the market acceptance of the online wealth management products offered by us, or such products in general, declines, and we fail to retain our investors by developing and promoting our other wealth management products as alternative investment portfolio options for investors, we may suffer a loss of our investor base, and our business, operating results and financial status will be adversely impacted.

Loss of or failure to maintain relationships with our partners or implement our strategy to develop new relationships with other potential partners may materially and adversely affect our business and results of operations.

We anticipate that we will continue to leverage relationships with existing partners to grow our business while pursuing new relationships with additional partners. For example, the success of our transition into an internet technology company depends on our ability to provide our partners with desirable and competitive technology empowerment services that captures both the core demand of our partners and the development directions of the industries they operate in. If we fail to cater to our partners’ evolving needs, or fail to offer competitive services in a timely manner in answer to competition, we may not be able to retain our partners, and as a result our results of operations will be negatively and materially impacted.

Pursuing, establishing and maintaining relationships with partners require significant time and resources. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn make our products and services less attractive to our partners. In addition, certain partners may suspend or terminate its cooperation with us. Furthermore, certain types of partners may build their in-house solutions and devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective relationships with partners, our business will be harmed.

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

We may not be able to ensure the accuracy of the third-party product information and the authenticity of third-party wealth management products on our platform, and we have limited control over performance of investment products we market.

We offer other onshore and offshore investment products such as stock investments, insurance, bank wealth management products and fund investment products. Certain underlying wealth management products are offered by third-parties. The acceptance and popularity of our platform is partially premised on the reliability of the relevant underlying wealth management products and information on our platform. We rely on the relevant third-party providers of the relevant wealth management products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products that they find on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

Furthermore, as investors access the underlying wealth management products through our platform, they may have the impression that we are at least partially responsible for the quality of these products. Although we have established standards to screen products providers before selling their products on our platform, we have limited control over performance of the investment products we distribute. In the event that an investor is dissatisfied with underlying products or the services of a product’s provider, we do not have any means to directly make improvements in response to user complaints. If investors become dissatisfied with the underlying wealth management products available on our platform, our business, reputation, financial performance and prospects could be materially and adversely affected.

Fraudulent or illegal activities associated with our users and business partners could negatively impact our brand and reputation and cause the loss of users. As a result, our business may be materially and adversely affected.

We remain subject to the risk of fraudulent or illegal activities associated with our users and business partners. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities. Significant increases in fraudulent or illegal activities could negatively impact our brand and reputation and therefore harm our operating and financial results. Any misbehavior of or violation by our users of applicable laws and regulations could lead to regulatory inquiries and investigations that involve us, which may affect our business operations and prospects. We might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional regulatory and litigation expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

We face risks related to our “know-your-client” procedures when our clients provide outdated, inaccurate, false or misleading information.

We collect personal information during the account opening and registration process for our investment business. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face the risks that as the information provided by our clients may be outdated, inaccurate, false or misleading. Although we have appropriate ongoing monitoring procedures in place to keep customer information up to date pursuant to applicable regulatory requirements, we cannot fully verify the accuracy, currency and completeness of such information beyond reasonable effort. For example, a large number of our clients are holders of the PRC identity cards. As the PRC identity cards are usually effective for more than ten years or some may have no expiration term, some clients may have changed their domicile or citizenship during the terms of their PRC identity cards and therefore be subject to applicable laws and regulations of jurisdictions other than the PRC. In this situation, our provision of products and services to such clients could be in violation of the applicable laws and regulations in the jurisdictions where those clients reside, of which we may have no awareness until we are warned by the relevant supervising authorities. We could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to our reputation resulting from such violations.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with our users and partners we collaborate with and process large numbers of transactions, both of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with users, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.

Currently, we rely on our third-party service providers to have their own appropriate anti-money laundering policies and procedures. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation) promulgated by relevant government authorities have imposed on us the obligation of anti-money laundering and anti-terrorism financing, including the verification of customer identification, the reporting of suspicious transactions, and the preservation of customer identification information and transaction records. While we have formulated and adopted policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that the anti-money laundering and anti-terrorism financing policies and procedures we have adopted will be effective in protecting our platform from being exploited for money laundering or terrorism financing purposes or will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

Any negative publicity with respect to us, the industries we are operating in in general and our partners may materially and adversely affect our business and results of operations.

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

●	maintain the quality and reliability of our services;
●	provide our users and partners with a superior experience;
●	effectively manage and resolve user complaints; and
●	effectively protect personal information and privacy of users.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with laws, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the industries we are operating in are new and the regulatory framework for these industries is also evolving, negative publicity about these industries may arise from time to time. Negative publicity about the industries we are operating in in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Any players in the industries we are operating in who are not in compliance with applicable regulations may adversely impact the reputation of the industries as a whole.

In addition, negative publicity about our partners, outsourced service providers or other counterparties, such as any failure by them to adequately protect the information of our users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Our failure to compete effectively could adversely affect our results of operations and market share.

The industries we are operating in are competitive and evolving.

Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their development. Our competitors may also have more extensive user bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth. In addition, our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our partners, such partners may choose to terminate their relationships with us.

In addition, the industries we are operating in are subject to rapid and significant technological changes. In order to compete in our industries and pursue our technology empowerment strategies, we need to continue to make significant investments in developing technologies across all areas of our business, such as artificial intelligence, information privacy security, and other emerging new technologies. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. If we are unable to compete effectively and meet the need for innovation in the industries we are operating in, the demand for our products and services could stagnate or substantially decline, we could experience reduced revenues or our platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, we may lose market share and our revenue may decrease.

We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new users and partners. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the success of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. In 2018, 2019 and 2020, our sales and marketing expenses were RMB1,746.4 million, RMB2,278.3 million and RMB415.2 million (US$63.6 million), respectively. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

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

Our ability to protect the confidential information of our users and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.

Our platform collects, stores and processes certain personal and other sensitive data from our users and partners. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China, Hong Kong and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China, Hong Kong and elsewhere in the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China, Hong Kong and elsewhere in the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, the Standing Committee of the National People’s Congress released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure, including network operators of key information infrastructures in the finance industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. Furthermore, the PRC governmental authorities issued a series of administrative rules and regulations to enhance the security of information collected and used by mobile apps. For instance, such rules and regulations provide, among others, that (i) app operators should collect and use personal information in compliance with the Cyber Security Law and should not collect and use personal information in violation of laws, regulations or breach of user agreements, (ii) app operators should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection, and (iii) app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Related to Information Security, Censorship and Privacy — Regulations related to privacy protection.” We are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Civil Code, and other relevant laws and regulations on our current business practices. We plan to further strengthen our cyber-security measures with respect to information management and privacy protection of the user data stored in our system. We have not been subject to any material breaches of any of our cyber-security measures. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law, the Civil Code and other relevant laws and regulations. If further changes in our business practices are required under China’s evolving regulatory framework for privacy protection, our business, financial condition and results of operations may be adversely affected. Furthermore, we use certain data collected from external data sources to verify the users’ information in compliance with industry practice. In the event that the data collection and provision by any of our external data sources is considered in violation of the Cyber Security Law, the Civil Code or other relevant laws and regulations, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

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

The massive data that we have processed and stored makes us or the third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause, among other things, confidential user information to be stolen and used for criminal purposes, and could even result in misappropriation of funds of our users. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information and losses suffered by our users from the misappropriation of funds, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, we rely on the massive amount of data and user information that we have accumulated over time to conduct our business. If these data are lost due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions, our business could be adversely affected.

Any significant disruption in our information technology systems, including events beyond our control, could prevent us from offering our products and services, thereby reducing the availability of our products and services and result in a loss of users.

In the event of a system outage and physical data loss, our ability to provide our products and services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing users. Our information technology systems infrastructure is currently deployed and our data is currently mainly maintained through third-party cloud computing services in China. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. Although historically we have not experienced any system outages resulting in material interruption to our services, we cannot assure you that such incidents will not occur in the future. Moreover, if our arrangement with the service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging service to users.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our users and our reputation. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause users to abandon our products and services, any of which could adversely affect our business, financial condition and results of operations.

The offering of our products and services depends on the effective use of mobile operating systems and the efficient distribution through mobile app stores, which we do not control.

Our products and services are mainly offered through mobile apps. It is difficult to predict the problems we may encounter in developing applications for newly released devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. We are dependent on the interoperability of providing our products and services on popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the accessibility of our products and services or give preferential treatment to competing products and services could adversely affect the usability of our products and services on mobile devices. In addition, we rely upon third-party mobile app stores for users to download our mobile apps. As such, the promotion, distribution and operation of our mobile apps are subject to app stores’ standard terms and policies for app developers.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our system’s infrastructure is currently deployed and our data is currently mainly maintained on third-party cloud computing services platform. Our cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunication networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying internet infrastructure and the fixed telecommunication networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of utilizing customized cloud computing services. If the prices we pay for third-party cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Our products and services contain open-source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affect our business.

We use open-source software in our products and services and will use open-source software in the future. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering our products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

We may not be able to prevent unauthorized use of our intellectual property and may be subject to intellectual property infringement claims, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trademark and trade secret laws and contractual rights to establish and protect our intellectual property rights in our services, credit risk management procedures and policies and other aspects of our business. The steps we have taken or will take in the future to protect our intellectual property from infringement, misappropriation or piracy may be insufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. As of the date of this annual report, we have registered a series of trademarks material to our business under our name in the PRC, including “ “and “.” In addition, we are in the process of applying for trademark registrations in Indonesia, Thailand and Vietnam. Current or potential competitors may use our intellectual property without our authorization in the development and marketing of services that are substantially equivalent or superior to ours, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

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

The PRC government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In addition to our website, we also offer our products and services through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Value-added Telecommunication Services—Regulations related to mobile internet applications information services.” At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Information Security, Censorship and Privacy—Regulations related to internet security.” “We have implemented internal control procedures screening the information and content on our websites and mobile applications to ensure their compliance with the APP Provisions and CAC Order No. 5. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our websites and mobile applications complies with the requirements of the PRC laws and regulations at all times. If our websites or mobile applications were found to be violating the PRC laws and regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platform, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from our daily operations;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business both domestically and overseas;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	failure to successfully further develop the acquired technology;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
●	lack of sufficient influential power over the business we invest;
●	potential disruptions to our ongoing businesses; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. For example, in 2016, we acquired a majority of equity interest in Fuyuan Securities Limited (formerly known as 9F Primasia Securities Limited), a company incorporated in Hong Kong, to offer stock investment products. In 2019, we made prepayments to acquire the equity interest in Hubei Consumer Finance Company, and completed the acquisition of 24.47% equity interest in Hubei Consumer Finance Company in 2020. There is no assurance that these new investments or acquisitions will prove to be successful and we are subject to government rules and regulations which are evolving and subject to uncertainty. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

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

We are subject to potential exposure to allegations of professional misconduct liability with respect to our business operations in Hong Kong.

Our business operations in Hong Kong involves the provision of professional advice to clients on stock investments by professional staff. A client who suffers loss due to such client’s reliance on the advice given by our subsidiary, Fuyuan Securities Limited may have a legal cause of action against Fuyuan Securities Limited or us for damages, compensation and/or other relief.

Although we have adopted certain relevant internal control measures to minimize the risk of professional negligence and/or employee infidelity with respect to our operation in Hong Kong, there is no assurance that these risks can be completely eliminated with respect to our operation in Hong Kong. Furthermore, as we do not maintain any insurance for allegations relating to professional negligence or employee infidelity, we are exposed to potential liabilities resulting from these allegations.

If there is any allegation of professional negligence and/or employee infidelity brought against us, we may be exposed to legal and/or other proceedings in Hong Kong which may result in substantial costs and diversion of resources and management’s attention. It may also have an adverse impact on our profitability, financial position and reputation.

We are subject to extensive regulatory requirements with respect to our business operations in Hong Kong and Southeast Asia countries, non-compliance with which, or changes in these regulatory requirements, may affect our business operations and financial results.

The Hong Kong financial market in which we operate is highly regulated. There are changes in rules and regulations from time to time in relation to the regulatory regime for the financial service industry, including, but not limited to, the SFO, the Companies Ordinance (prior to its repeal and replacement on March 3, 2014 by the Companies Ordinance and the Companies (WUMP) Ordinance), the Securities and Futures (Financial Resources) Rules, the Rules Governing the Listing of Securities and The Hong Kong Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, all as amended, supplemented or otherwise modified from time to time. Any such changes in the relevant rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. If we fail to comply with these applicable rules and regulations from time to time, we may face fines or restrictions on our business activities or even suspension or revocation of some or all of our licenses for carrying on our business activities.

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

We may be subject to regulatory inspection and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. In addition, unless we are specifically named as the party that is being investigated under the SFO investigation, we generally do not know whether we, any member of our staff, or any of our respective directors, our responsible officers, our licensed representatives or our staff is the subject of SFC investigations. If the results of the inspections or investigations reveal misconduct, the SFC may take disciplinary actions such as revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representative and/or any of our staff. Any disciplinary actions taken against us or penalties imposed on us, our directors, responsible officers, licensed representatives or relevant staff could have an adverse impact on our business operations and financial results.

In addition, our operations in Southeast Asia countries are subject to licensing and other regulatory requirements as well, the compliance of which will incur additional costs. For example, we have obtained the P2P license in Indonesia approved by OJK, and our Indonesian joint venture company has had its Multi-Finance license conditionally approved by OJK pending completion of the joint venture shareholding structure change and operational readiness assessment; further, we have cooperated with our partners to hold a personal loan license (unsecured personal loan), Nano loan license (unsecured business owner loan) approved by Bank of Thailand and e-commerce license (e-commerce retail business) in Thailand. However, we cannot assure you that we can successfully maintain such licenses or continue to obtain licenses necessary to satisfy the needs of our business operations in those countries. If we fail to maintain our current licenses or continue to obtain new licenses as required, our business operations and developments in Southeast Asian countries may be negatively impacted, so does our results of operations and financial status.

We have granted share options, and may continue to grant share options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses.

As of April 30, 2021, options to purchase a total of 33,626,808 Class A ordinary shares of our company were granted to our managements and employees and are outstanding. We recorded RMB508.2 million, RMB353.2 million and RMB290.6 million (US$44.5 million) in 2018, 2019 and 2020, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to obtain additional capital on favorable terms or at all.

We anticipate that our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talent to remain competitive. Due to the unpredictable nature of the capital markets and the industries we are operating in, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include but not limited to the following:

●	our ability to attract new users and partners and maintain relationships with existing ones;

●	the amount and timing of operating expenses related to acquiring users and the maintenance and expansion of our business, operations and infrastructure;
●	network outages or security breaches;
●	general economic, regulatory, industry and market conditions;
●	our emphasis on user experience instead of near-term growth; and
●	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, we may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

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

Furthermore, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016. Under the licensing requirements of the SFO, our licensed corporation, Fuyuan Securities Limited, is required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As of March 31, 2021, we have six responsible officers to supervise Type 1 (dealing in securities) activities, five responsible officers for Type 4 (advising on securities) and Type 9 (asset Management) activities, and three responsible officers to supervise Type 5 (advising on futures contracts) activities under the SFO, and are in compliance with the relevant laws and regulations in Hong Kong. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their role as responsible officers, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the relevant licensing requirements which could adversely affect our licensed corporations’ status, and our business and financial performance will be negatively impacted.

In addition, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China and Hong Kong or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve users could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC, Hong Kong and elsewhere in the world where we have operations may adversely affect our business and results of operations.

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

In addition, increases in labor costs in Hong Kong and elsewhere in the world where we have operations may also have a negative impact on our business and results of operations. For example, our licensed staff is essential to the Hong Kong business operations as we rely on their expertise to provide the relevant services. If competition for these licensed professionals intensifies, the costs to retain and recruit them may increase. Furthermore, our business expansion in Hong Kong, Southeast Asia and elsewhere in the world is also expected to increase our labor costs in the future, which may adversely affect our business and results of operations.

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

The PRC government has provided various tax incentives to our subsidiaries, variable interest entities and their respective subsidiaries. These incentives include reduced enterprise income tax rates and exemptions from enterprise income tax. For example, under the relevant PRC tax laws, the statutory enterprise income tax rate is 25%. However, the income tax rate of an enterprise that has been determined to be a “high and new technology enterprise” can be reduced to a favorable rate of 15%. In addition, the income tax rate of enterprises of encouraged industries in certain regions or enterprises qualified as “small enterprises with low profits” can be reduced to a favorable rate of 20%. Several of our subsidiaries, variable interest entities and their respective subsidiaries are either subject to the favorable income tax rate of 15%, 20% or have been exempted from the enterprise income tax for a certain period. For details, please refer to “Item 5. Operating and Financial Review and Prospects—Taxation—China.”  Any increase in the enterprise income tax rate applicable to our subsidiaries, variable interest entities and their respective subsidiaries, or any discontinuation or retroactive or future reduction of any of the favorable tax treatments currently enjoyed by our subsidiaries, variable interest entities and their respective subsidiaries, could materially and adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Furthermore, competent PRC tax authorities may conduct tax audits on our subsidiaries, variable interest entities and their respective subsidiaries, and may also challenge our calculation of tax liability. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020, we and our independent registered public accounting firms identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The other two material weaknesses that have been identified related to the lack of timely and appropriate detailed account analysis and related account reconciliation in the Company’s close process, and the lack of documentation in support of the Company’s key process flows and related key internal control policies and procedures as well as documentation of the Company’s critical accounting estimates and the procedures it has completed to ensure compliance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, it may have identified additional material weaknesses and significant deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations have required additional attention from our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

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

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our operations.

In addition to COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, hacking, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China, such as the Ebola virus disease, H1N1 flu, avian flu and the recent COVID-19 pandemic. Our business operations could be disrupted if any of our employees is suspected of having such epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our headquarters are located in Beijing, where most of our directors and management and a large majority of our employees currently reside. In addition, most of our system hardware and back-up systems are hosted in Beijing and Hangzhou. We also conduct our online wealth management products related business from our Beijing headquarters and Hong Kong branches. We conduct our stock investment businesses in Hong Kong with support provided by a research and development center in Shenzhen. Consequently, we are highly susceptible to factors adversely affecting Beijing, Hangzhou, Shenzhen and Hong Kong. If any of the abovementioned natural disasters, health epidemics or other calamities were to occur in such cities or other cities where we may have material operations, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

Foreign ownership of value-added telecommunication businesses, such as online data processing and transaction processing services and internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider except for those engaged in e-commerce businesses, domestic multi-party communications services businesses, store-and-forward businesses and call center businesses, which may be 100% owned by foreign investors, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2020 Version), or the Negative List, which became effective on July 23, 2020 and replaced the previous negative list, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign invested enterprises. Our wholly foreign-owned PRC subsidiaries are currently not eligible to apply for the required licenses for providing value-added telecommunication services that foreign ownership and investment is restricted in China. The online services offered by us in China constitute a type of value-added telecommunication service that foreign ownership and investment is restricted and therefore we should provide these services through a variable interest entity to ensure compliance with the relevant PRC laws and regulations. We set up a series of contractual arrangements entered into among our certain PRC Subsidiaries, each of Jiufu Shuke, Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan (collectively, the “consolidated affiliated entities” or “VIEs”), and the shareholders of each consolidated affiliated entity to conduct our principal operations in China. For a detailed description of these contractual arrangements, see “Corporate History and Structure.” As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted and if adopted, what they would provide. In particular, on January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect. Although the PRC Foreign Investment Law and the Implementation Regulations do not explicitly classify contractual arrangements as a form of foreign investment, the definition of the “foreign investment” under the PRC Foreign Investment Law contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid on the basis that it is for investment in prohibited or restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our consolidated affiliated entities and their subsidiaries, revoking the business licenses or operating licenses of our consolidated affiliated entities and their subsidiaries, shutting down our servers, websites or apps, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated affiliated entities and their subsidiaries, and/or our failure to receive economic benefits from our consolidated affiliated entities and their subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our consolidated affiliated entities and shareholders of our consolidated affiliated entities, to operate our online business in PRC. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and their subsidiaries. For example, our consolidated affiliated entities and shareholders of our consolidated affiliated entities may fail to fulfill their contractual obligations with us, such as failure to operate our websites and apps effectively and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

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

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and the value of your investment in our shares.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law and other applicable laws and regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among certain of our PRC Subsidiaries, each of our consolidated affiliated entities, and the shareholders of such consolidated affiliated entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our consolidated affiliated entities income subject to tax in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if we request the shareholders of our consolidated affiliated entities to transfer their equity interests in our consolidated affiliated entities at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our designees to PRC income tax; and the taxable income of a transferring shareholder may be adjusted by the PRC tax authorities to an amount higher than the transfer price set forth under these contractual arrangements and thus the transferring shareholder may be subject to PRC income tax. The tax incurred during the equity interest transfer may be undertaken by us. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable laws and regulations. Our financial position could be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets and licenses held by our consolidated affiliated entities that are material to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceedings.

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

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, banking and shadow banking, or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Volatility of the stock market in Hong Kong could materially and adversely affect our business and financial condition.

As we have stock business operations in Hong Kong, we are subject to the volatility of the stock market in Hong Kong. The Hong Kong stock market is directly affected by the local and international economic and socio-political environments. Any downturn in the stock market in Hong Kong will directly and adversely affect the number of active corporate finance projects in the market and therefore our performance. Historically, the local and international economic and socio-political environments fluctuated from time to time and the Hong Kong stock market was volatile due to the fluctuations. Severe fluctuations in market and economic sentiments may also result in a prolonged period of sluggish market activities which would in turn could have material adverse impact on our business and financial condition.

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

In particular, PRC laws and regulations concerning our industries are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations. The PRC government authority may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in and may further expand in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations. Moreover, developments in the internet industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict internet technology companies like us, which could materially and adversely affect our business and operations.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or fintech-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry and fintech industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry and fintech industry. These internet-related or fintech-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

For example, PRC regulations impose sanctions for engaging in disseminating analysis, forecasting, advisory or other information related to securities and securities markets without having obtained the securities investment consultancy qualifications in China. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Related to Securities Investment Consulting Business.” We have not obtained the securities investment consultancy qualifications in China. Without the required qualifications, we should refrain from as well as explicitly prohibit our users from sharing information related to securities analysis, forecasting or advisory on our stock investment platform. However, we cannot assure you that our users will not post articles or share videos that contain analysis, forecasting or advisory content related to securities on our stock investment platform. If any of the information or content displayed on our stock investment platform is deemed as analysis, forecasting, advisory or other information related to securities or securities markets, or any of our business in the PRC is deemed to be a service providing such information, we may be subject to regulatory measures including warnings, public condemnation, suspension of relevant business and other measures in accordance with applicable laws and regulations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

In addition, we offer a suite of wealth management products to investors. In 2017, we expanded our product suite to include onshore and offshore investment options including stock, insurance, bank wealth management products and mutual funds. According to the Securities Investment Funds Law, any entity that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall register or file with the securities regulatory authority of the State Council. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Related to Online Sales of Securities Investment Funds.” We do not hold any license or permit in the promotion of, sales of, purchase of or redemption of funds in China. We do not believe the wealth management business we are conducting now in China should be deemed as fund services in China. However, we cannot assure you that relevant regulatory authorities will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as provision of fund services in China, we may be subject to penalties including imposition of fines and suspension of such fund sales business.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry and fintech-related have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet and fintech businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses and completed all the record-filing procedures required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses, permits or filings or promulgates new laws and regulations that require additional approvals, licenses, permits or filings or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its business scope, securities investment or other financial investment except for guaranteed financial products issued by banks, providing loans to non-affiliated enterprises unless otherwise permitted under its business scope or constructing or purchasing real estate not for self-use. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlements to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange—General administration of foreign exchange.” The applicable foreign exchange circulars and rules may significantly limit our ability to transfer to and use in China the net proceeds from our offerings, which may adversely affect our business, financial condition and results of operations.

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

Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

In December 2020, the NDRC and MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security. As these measures were recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

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

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

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

Uncertainties exist with respect to the enforcement of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.

In February 2021, the Anti-monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentrations involving VIEs will also be subject to antitrust filing requirements. The Anti-Monopoly Guidelines for Internet Platforms became effective on February 7, 2021, but uncertainties exist with respect to its enforcement. Although we believe we do not engage in any of the foregoing situations, we cannot assure you that the regulators will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as violations of the Anti-Monopoly Guidelines for Internet Platforms, it may result in governmental investigations, fines and/or other sanctions against us.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performance of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industries;
●	conditions in our industries;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollars; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

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

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to five votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, or upon a change of control of any Class B ordinary share to any person who is not an affiliate of the registered holder of such Class B ordinary share, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Mr. Lei Sun, the chairman of our board of directors, beneficially owns an aggregate of 64,433,465 ordinary shares, representing in aggregate 65.6% of our total voting power as of April 30, 2021. Consequently, Mr. Sun will be able to significantly influence matters requiring shareholders’ approval such as electing directors and approving material mergers, acquisitions or other business combination transactions. The dual-class share structure will also allow Mr. Sun to have significant influence on requisition of extraordinary general meeting of shareholders and quorum required for general meeting of shareholders. See “Item 10. Additional Information—Our Memorandum and Articles of Association—”Voting Rights” and “General Meetings of Shareholders and Shareholders Proposals” for details. Mr. Sun may take actions that are not in the best interest of us or our other shareholders. This concentration of voting power and the restriction on transfer of Class B ordinary share may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, Mr. Sun could divert business opportunities away from us to himself or others. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

Sales of our ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in the initial public offering are freely transferable without restriction or additional registration under the Securities Act. Our Class A Ordinary Shares outstanding are also available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent these shares are sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the Class A underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our sixth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our sixth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our Class A ordinary shares represented by your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the Class A ordinary shares represented by your ADSs at any particular shareholders’ meeting, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted by the discretionary proxy on at the meeting may have an adverse impact on shareholders; or
●	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares represented by your ADSs at any particular shareholders’ meeting, you cannot prevent our Class A ordinary shares represented by your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

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

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal laws. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors will have discretion under the memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our directors and officers collectively own an aggregate of 83.3% of our total voting power as of April 30, 2021. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As an exempted company incorporated in the Cayman Islands, we have adopted certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq’s corporate governance requirements.

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We follow home country practices with respect to the requirements for the majority of the board being independent and maintaining an audit committee of at least three members. We have also adopted a new share incentive awards plan without shareholders’ approval.

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

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules because Mr. Lei Sun, the chairman of our board of directors, owns more than 50% of our total voting power as of April 30, 2021. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2020, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (as generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We initially conducted our business through Jiufu Shuke Technology Group Co., Ltd. (“Jiufu Shuke,” formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), a PRC company incorporated in December 2006.

We restructured our corporate organization in 2014. In January 2014, we incorporated our current holding company in the Cayman Islands under the name of JIUFU Financial Technology Service Limited, which was later changed to 9F Inc. in June 2014. In February 2014, we incorporated Moore Digital Technology Information Service Limited (formerly known as JIUFU Financial Information Service Limited, “9F HK”) in Hong Kong, as a wholly-owned subsidiary of 9F Inc. We incorporated Beijing Shuzhi Lianyin Technology Co., Ltd. (“Shuzhi Lianyin,” formerly known as Beijing Jiufu Lianyin Technology Co., Ltd.), in June 2014 and Shanghai Shuzhi Lianyin Network Co., Ltd. (formerly known as Shanghai Jiufu Network Co., Ltd.), in August 2014 in China as wholly owned subsidiaries of 9F HK.

In August 2014, Shuzhi Lianyin obtained effective control over Jiufu Shuke and Beijing Puhui through a series of contractual arrangements. In July 2015, August 2015, June 2019, May 2020 and August 2020, we amended and restated some of the abovementioned contracts with then existing shareholders of Jiufu Shuke and Beijing Puhui. In April 2020, Zhuhai Xiaojin Hulian Technology Co., Ltd. (“Xiaojin Hulian”) and Zhuhai Wukong Youpin Technology Co., Ltd. (“Wukong Youpin”), each a wholly-owned subsidiary of us in China, obtained effective control over Zhuhai Lianyin and Yi Qi Mai respectively through a series of new contractual arrangements (as amended). We terminated contractual agreements with respect to Beijing Jiufu Meihao Technology Co., Ltd. (currently known as Beijing Jinniu Zhixuan Technology Co., Ltd., or “Jinniu Zhixuan”) in September 2020 when acquiring 100% equity interest in it. In March 2021, Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd. (“Qianhai Fuyuan,” together with Shuzhi Lianyin, Xiaojin Hulian and Wukong Youpin, the “WFOEs”), a wholly-owned subsidiary of us in China, obtained effective control over Shenzhen Fuyuan through a series of new contractual arrangements. As a result of our direct ownership in our WFOEs and the contractual arrangements with Beijing Puhui, Jiufu Shuke, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, which are our VIEs, we will be regarded as the primary beneficiary of our VIEs, and may treat them as our consolidated affiliated entities under U.S. GAAP. Accordingly, we will be able to consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

We currently conduct substantially all of our operations through our PRC and Hong Kong subsidiaries and our consolidated affiliated entities and their subsidiaries. We established three new VIEs, Yi Qi Mai, Zhuhai Lianyin and Shenzhen Fuyuan. The online lending platform business, which was a major part of our business, was mainly conducted by Beijing Jiufu, a wholly owned subsidiary of Jiufu Shuke. The loan products related business was mainly conducted by Xinjiang Teyi Shuke Information Technology Co., Ltd. (“Xinjiang Shuke,” formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.), a wholly owned subsidiary of Yi Qi Mai through Beijing Lirongxing Commercial Trading Co., Ltd., (“Beijing Lirongxing”), and Zhuhai Onecard Xiaojin Technology Co., Ltd. (“Zhuhai Xiaojin,” formerly known as Zhuhai Jiufu Xiaojin Technology Co., Ltd.), a wholly owned subsidiary of Zhuhai Lianyin. Shuzhi Lianyin provides technical support to our operations.

We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through Fuyuan Securities Limited, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in the stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through Fuyuan Securities Limited. We provide insurance brokerage business in Hong Kong through Fuyuan Wealth Management Limited (formerly known as 9F Wealth Management Limited), a company we acquired in July 2017.

On August 15, 2019, our ADSs commenced trading on the Nasdaq Global Market under the symbol “JFU.” We raised from our initial public offering approximately US$57.7 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

In December 2020, we ceased publishing information relating to new offering of investment opportunities in fixed income products for investors on our online lending information intermediary platform, Jiufu Puhui. Pursuant to certain collaboration arrangements entered into by the Company and certain licensed asset management companies, the rights of investors in existing loans underlying our fixed income products will be transferred to such companies, with relevant repayment of the principals and investment income, as applicable, in relation to the fixed income products expected to be made by such asset management companies to the investors within 36 months in ways chosen by investors subject to terms and on the conditions set forth in the platform notice to the investors. After the change of business operations, Jiufu Puhui will no longer provide loan facilitation service, and licensed asset management companies and other third-party service providers will provide existing investors with services in relation to the return of their remaining investment in loans.

Our principal executive offices are located at Room 1607, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Our telephone number at this address is +86 +86 (10) 8527-6996. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at http://ir.9fgroup.com/.

B.Business Overview

We once operated a leading digital financial account platform integrating and personalizing financial services and provided a comprehensive range of financial products and services across loan products, online wealth management products, and payment facilitation. After ceasing operation of our online lending information intermediary business, we are dedicated to a transformation into an internet technology company that focuses on fintech services, online wealth management technology services serving mid- and high-net-worth clients, online stock investment services in Hong Kong and consumer financing technology services in Southeast Asian countries.

Our Previous Products and Services

Digital Financial Account

We offered a single digital financial account for each user on our digital financial account platform, providing a comprehensive range of financial products and services. Our digital financial account provided a one-stop digital solution for users to address many of their financial needs including online lending, online wealth management and payment facilitation.

Loan Products

We offered loan products to borrowers. The loan products we offered to borrowers were funded by investors and institutional funding partners. Our loan products were generally unsecured. For revolving loan products and non-revolving loan products, our credit decisions were typically made within three minutes for first-time applicants and in real-time for repeat borrower drawdowns within the approved credit limits. Loan disbursements generally occurred on the business day after the loan application was approved. For our revolving loan products, borrowers could take out multiple loans within their approved credit limits. These features were essential to meet the borrowers’ time-sensitive and recurring financial needs.

Revolving Loan Products

We offered a revolving loan product through One Card. In approving a One Card user, we made the credit decision regarding whether to extend credit, how much credit to extend (the credit limit) and the borrowing cost based on our review of the user’s credit profile. We conducted credit re-assessment for each drawdown of the revolving loan products and charged a service fee for each drawdown.

Our One Card users drew upon approved credit limits to make online and offline transactions with our merchant partners. The approved credit limits could also be drawn to meet the users’ other financial needs.

●	Online: Users could draw upon approved credit limits to purchase goods on the 9F One Mall, our proprietary online shopping platform providing products from third-party e-commerce platforms. Users could also withdraw cash from the approved credit limits to meet other financial needs.
●	Offline: We partnered with China UnionPay, China’s largest card payment organization, as well as commercial banks to offer virtual credit solutions through which our users could draw upon approved credit limits for general offline payments to merchants connected by China UnionPay.

The approved credit limits of our revolving loan products did not exceed RMB200,000. The applicable terms of our revolving loan products were 1 to 48 months.

We set user borrowing costs for our revolving loan products based on a proprietary, tiered credit pricing model. Key factors included the borrowers’ credit history, transactional behaviors and other underwriting factors.

Non-revolving loan products

We offered fixed-term loan products that covered key consumption verticals such as home improvement, education, elective medical care services and consumer electronics. These loan products were often offered by us in collaboration with leading consumption-based lending platforms, including home improvement, education and elective medical care services.

The terms of our non-revolving loan products did not exceed 48 months. The applicable terms of our non-revolving loan for products were 1 to 48 months.

We priced our non-revolving products under our online lending information intermediary services similarly to how we priced our revolving loan products. In addition, the repayment of loan principal and interests, and the payment of prepayment fees and penalty fees, if applicable, were similar to the same under our revolving loan products.

Direct lending program

Loan products funded by institutional funding partners counted towards loan products under our direct lending program.

Online Wealth Management Products

We offered a suite of online wealth management products to investors across our online platforms, including Wukong Licai, 9F Wallet (formerly known as Jiufu Jinrong) and 9F Puhui. Our original online wealth management product was a fixed income product representing the loans we facilitated. In 2017, we expanded our product suite to include onshore and offshore investment options including stock, insurance, bank wealth management products and mutual funds.

Fixed income products

Our fixed income products represented investments in the loans we facilitated primarily through One Card. An investor could individually invest in the loans through our self-directed investing tool, or they could invest by leveraging our automated investing tool. We charge investors service fees. The minimum investment amount of our fixed income products is RMB100.0.

Investing Tools—Automated

Our investors could leverage our automated investing tools to invest in fixed income products. With our automated investing tools, an investor agreed to invest a specified amount of money (investment balance) to borrowers through our platform for a specified period of time (investment commitment period) with an expected rate of return. Once an investor committed funds using the tool, his or her funds were automatically allocated among approved borrowers. As an underlying loan was repaid within the investment commitment period, the realized funds would be automatically reinvested according to the investors’ preset investing criteria. If an investment commitment period ended during the term of an underlying loan, we would facilitate the investor’s exit on the investor’s behalf by transferring his or her rights with respect to the underlying loans. Our automated investors tools would then arrange such loans to be funded by new investors making investments in our fixed income products, whom we matched to the underlying borrower. There was no guarantee that the transfer of the underlying loans at the end of the investment commitment period would be arranged successfully.

We offered fixed-income products with investment commitment periods mainly ranging from three months to four years with expected rates of return ranging from 6.0% to 12.0% per annum and a minimum commitment amount of RMB100. An investor would be repaid the principal and interest at the end of the investment commitment period which was non-extendable. However, an investor may elect to reinvest his or her funds in the form of subscription for a new fixed-income product before or upon the end of the current investment commitment period.

If a cash-out request was made by an investor within the investment commitment period, we had discretion to handle the transfer request on a case-by-case basis. Before October 2019, if the transfer was arranged successfully, the investor would receive the principal and the accrued interest as determined by the actual investment period, and we would charge an investor service fee for early termination. Since October 2019, if a cash-out request made by an investor within the investment commitment period met our pre-set conditions, such as human or system failure, and the loan transfer was arranged successfully, the investor would only receive the principal, while we would not charge service fees for early termination. There was no guarantee that the reinvestment and the transfer request of a loan made within the investment commitment period would be arranged successfully.

Investing Tools—Self-directed

Our investors could also leverage our self-directed investing tool to invest in fixed income products. Our self-directed investing tool enabled investors to manually select investment opportunities among approved borrowers posted on our platform. After selecting a desired loan, the investor then agreed to commit a certain amount of funds to a specific borrower through our platform until the maturity of the loan. Funds were transferred through the custodian bank from an investor’s account to a borrower’s account once the loan was fully subscribed. Any investor who wanted to withdraw committed funds prior to the maturity of the loan may transfer his or her rights in the loan on his or her own initiative. There was no guarantee that the transfer requests made prior to the maturity of the loans would be arranged successfully.

Payment facilitation and other products and services

We helped our One Card users pay credit card bills and household bills such as utilities bills using approved credit limits under One Card. In addition, we provided other value-added services including credit history search, debt consolidation and user referral services.

Our Business and Services

Digital Securities Service

We currently hold SFO Type 1, Type 4, Type 5 and Type 9 Licenses in Hong Kong through our subsidiary, Fuyuan Securities Limited. Benefiting from our technology capability, we aim to establish a new type of internet-based securities investment platform that offers convenient and effective global asset allocation services, especially offshore securities investment services, to individual investors so as to connect them with Hong Kong and U.S. stock market. Fuyuan Securities Limited is a licensed entity that provides through its “Fuyuan Global” App and PC software securities investment and related services such as:

●	real time trading information and professional news push notification services in relation to Hong Kong- and U.S.-listed securities;
●	online whole-process account opening service that satisfies Hong Kong SFC requirements using facial recognition and e-signatures;
●	convenient transfer, FPS and EDDA deposit and withdrawal service;
●	multi-category trading services that help investors’ to seize market opportunities;
●	comprehensive account design services that afford investment opportunities in a wide array of securities and securities markets; and
●	24/7 investment consulting services based on artificial intelligence technologies.

We aim to provide a richer investment portfolio to investors through applications for more licenses and expansion of service offerings, and more effective and powerful “one account, global investment” one-stop service offerings.

In addition, we hold a Hong Kong insurance brokerage license through our subsidiary Fuyuan Wealth Management Co., Ltd. (formerly known as Jiufu Wealth Management Co., Ltd.), an insurance brokerage license through our subsidiary Jiuxing Insurance Brokers Co., Ltd., and a fund sales license through CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd. Relying on existing licenses, we cooperate with fund managers, asset management companies, trust companies, securities companies, insurance companies, commercial banks, policy banks and other financial institutions and service institutions to provide Chinese high-net-worth individuals, family and institutional investors global wealth management and investment advisory services.

Technology Empowerment Services

By deploying our accumulated financial technologies, especially the advanced artificial intelligence algorithms such as machine learning, community discovery, NLP voice recognition, and enhanced ML automation model training etc., we provide our partners with technology empowerment services with respect to user acquisition, risk management, consumption scenario perception and comprehension and data modeling. With such technologies rendered to our partners, we expect to help them improve their ability for user acquisition, user filtering, user operation management and risk management, and reduce their user acquisition costs, promote their user conversion and enhance their profitability.

In 2019, we officially launched our proprietary platform that integrates our core artificial intelligence, cloud and blockchain technologies. Such platform provides our financial institution partners and merchant partners with highly customized modularized service packages. We have also launched a SaaS version of this platform to drive our expansion into Southeast Asia and other international markets. We have also been working closely with licensed financial institutions, such as Hubei Consumption Financial Company, by providing them with user acquisition and credit assessment assistance, as well as consultation services. Benefiting from our well-developed risk management and data analysis technology, we are in a superior position to help financial institutions to acquire potential borrowers that may fit their client profile, and our deep insight on the financial industry as a long-standing provider of digital finance solutions enable us to provide high quality consultation and integrated technology solutions to financial institutions. Since our inception, we have served over 70 commercial banks with relevant services purchased by nearly ten thousand of their local branches, and are actively seeking opportunities to collaborate with well-known banks overseas. In addition, the risk management system developed by us has been widely used in banking, automobile, securities investment and insurance industries.

We have carried out compliance efforts that affords wide coverage in Southeast Asia. For example, we have obtained the P2P license in Indonesia approved by OJK, and our Indonesian joint venture company has had its Multi-Finance license conditionally approved by OJK pending completion of the joint venture shareholding structure change and operational readiness assessment; further, we have cooperated with our partners to hold a personal loan license (unsecured personal loan), Nano loan license (unsecured business owner loan) approved by Bank of Thailand and e-commerce license (e-commerce retail business) in Thailand. We also cooperate with well-known local financial institutions in Southeast Asia to provide technical and operational-related services for the consumer finance and e-commerce industries.

We have been actively involved in development of our technologies such as blockchain technologies, through in-house research & development and investment in other emerging technology companies.

Information Technology and Data Protection

Our success is, in part, dependent upon our strong, secure and scalable technology capabilities across data science, artificial intelligence and cloud computing. Principal components of our advanced information technology include:

●	Data science. Data science is at the heart of our business:
●	We have massive data sets. As of December 31, 2020, we have accumulated nearly 6 petabytes of data.
●	We leverage advanced analytical methods such as artificial intelligence specifically machine learning around data analysis. Critical applications include fraud detection, optimization of resource allocation and improvement of operational efficiency.
●	Security. We are committed to maintaining a secure online platform:
●	We carefully protect user information. For any transmission of user information, we use data encryption to ensure confidentiality. We employ data slicing and distribute the storage of a user’s data points across several servers. The encryption of our applications is reinforced to prevent any attempt of de-coding or counterfeiting.

●	We have built a firewall that monitors and controls incoming and outgoing platform traffic and defends against distributed denial-of-service attacks. Once any abnormal activity is detected, our system will immediately notify our IT team while automatically activating our third-party traffic control service to prevent any harm to our platform.
●	We have adopted a series of policies on internal controls over information systems, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control.
●	We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.
●	Cloud-based services and computing capabilities. We employ cloud-based computing for our user-facing systems and services. This ensures our systems can scale with our growth, that we can remain flexible with limited maintenance and that we can customize certain applications where necessary. As of December 31, 2020, we have deployed 2,442 servers with 6,458 terabytes of storage space, supported by an optimized algorithm of border gateway protocol, which enables us to quickly adjust resources to meet fluctuating or unpredictable system demands.
●	Artificial intelligence. We have invested considerably in the research and development of artificial intelligence. We established an in-house artificial intelligence institute bringing together more than fifty experts recruited from both leading technology companies and academia. We have commercially applied artificial intelligence technology not only in fraud detection but also in smart customer service and automatic product recommendations. For example, we have successfully deployed customer service robots to answer questions from our users.
●	System stability. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functionality of other components. This makes our platform both highly reliable and scalable, and prevents potential system failures caused by system error of a single component.
●	Scalability. With modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.
●	Automation and blockchain technology. Our analyzing tool is highly automated. We leverage over one thousand attribute-based rules, with real time model sample updates based on automatic pattern recognition.

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

Sales and Marketing

We benefit from a large user base and strong brand recognition in China, helping to drive word-of-mouth marketing. As a supplement to word-of-mouth marketing, we also employ advertising campaigns through online marketing channels, including:

●	General online marketing. Our general online marketing relies mainly on data driven search engine marketing and displaying advertisements on portal websites. In addition, we promote our brand and software through our corporate pages on popular interactive social media platforms.

●	Online video platforms. We collaborate with a number of major television producers and online video platforms to conduct brand promotion, often targeting where we can match our target demographics with the audiences of television and video audiences.
●	User referrals. We acquire users through user referrals by giving certain benefits to existing users if they can successfully invite others to become our active users.
●	Partner referrals. We acquire certain users through partner referrals.

Internationalization

We have established operations in Hong Kong and Southeast Asia and established deeper cooperation with local financial institutions where we see meaningful opportunities relating to the export of our advanced and robust technology capabilities. We are expanding our footprint overseas and have acquired businesses and established operations in countries in Southeast Asia covering Indonesia, Thailand, Vietnam and Singapore. In particular, starting from 2019, driven by our strategy focusing on technology empowerment, we have enhanced our business development in Indonesia and Thailand, which allow us to cross sell more products and services and monetize our advanced and robust technology capabilities. Furthermore, in 2019, we established cooperation with the Thailand branch of Commerce International Merchant Bank, a major bank in Southeast Asia with headquarter in Kuala Lumpur, to provide our proprietary risk management technologies in tiered pricing and anti-fraud modeling. We have obtained a few key financial service licenses in Hong Kong, Indonesia and Thailand, and we plan to apply for additional licenses that are critical for executing our business strategies. We established a research and development center in Shenzhen during the third quarter of 2019 to build an artificial intelligence and risk management team that is dedicated to streamlining our support for overseas markets, strengthening our risk management capabilities, and developing new and innovative modules and applications for our overall business development.

Competition

The industries we are operating in are competitive and evolving. For example, with respect to online wealth management products, we compete with market players such as internet ecosystem owners providing cash management and quasi fixed income products, online third-party financial brokers and information providers, and marketplace lending platforms. Some of our larger competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their development. Our competitors may also have more extensive user bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that our ability to compete effectively for users and other partners depend on many factors, including the variety of our products and services, user experience on our platform, our technological capabilities, the risk-adjusted returns offered to investors, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business grows, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategies depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2020, we have registered 551 trademarks with the Trademark Office of the PRC National Intellectual Property Administration, or the Trademark Office, 386 software copyrights with the PRC National Copyright Administration, and 168 domain names. Furthermore, we are in the process of applying for trademark registrations in Hong Kong, Indonesia, Thailand and Vietnam.

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

Seasonality

We may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

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

According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the PRC Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The most recent version of the negative list was issued in July 2020.

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

The NDRC and MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment on December 19, 2020, which became effective on since January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, the NDRC and MOFCOM will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or could have an impact on national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further requires that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

Regulations Related to Insurance Brokerage and Internet Insurance

The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, or the Insurance Law, as amended on April 24, 2015. According to the Insurance Law, the China Insurance Regulatory Commission, or the CIRC (currently known as the China Banking and Insurance Regulatory Commission, or CBIRC), is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

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

On December 14, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021 and supersedes the Interim Regulatory Measures for Internet Insurance Business promulgated by the CIRC on July 22, 2015. The Regulatory Measures stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services, such as providing insurance products consultation services, assisting policyholders with selecting insurance products, calculating insurance premiums, drafting insurance plans for policyholders and processing insurance application formalities. It also provides that insurance intermediaries are required to manage their marketing activities and retain records of online insurance transactions. In addition, it sets a higher standard for insurance intermediaries that conduct online insurance business to improve IT infrastructure and cybersecurity protection. The Regulatory Measures sets out a ramp-up process allowing the insurance institutions to achieve full compliance in phases until February 1, 2022. Pursuant to the Regulatory Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date thereof; and (iii) complete the authentication of classified cybersecurity protection of its self-operated online platform within twelve months from the effective date of the Regulatory Measure.

On June 22, 2020, the CBIRC published the Notice on Regulating the Backtracking Management of Online Insurance Sales Behavior, or Online Insurance Sales Notice, with effect from October 1, 2020. The Online Insurance Sales Notice sets out requirements on various aspects of online sales by insurance institutions, including sales practices, record-keeping for backtracking sales, and disclosure requirements. For example, the Online Insurance Sales Notice requires that online sales pages should be displayed only on insurance institutions’ self-operated online platforms and should be separated from non-sales pages. Insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales. It also requires that important insurance clauses should be presented on a separate page and be confirmed by policyholders or the insured.

Jiuxing Insurance Brokerage Co., Ltd. (formerly known as Ruifeng Insurance Brokerage Co., Ltd.), or Jiuxing Insurance, which is a subsidiary of one of our variable interest entities, holds a license to conduct insurance brokerage business. Jiuxing Insurance started to sell onshore insurance products in the fourth quarter of 2019 and suspended the sales due to our business adjustment in 2020.

Regulations Related to Online Sales of Securities Investment Funds

The Securities Investment Fund Law of the PRC, or Securities Investment Fund Law, which was promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 and amended with immediate effect on April 24, 2015, provides the legal framework for regulating securities investment funds. The Securities Investment Fund Law sets out the eligibility requirements and responsibilities of publicly-offered funds’ managers and of their directors, supervisors and senior management. It also regulates various aspects of publicly-offered funds’ operations and organization, including offering process, trading of fund units, subscription and redemption. For example, the Securities Investment Fund Law requires that any agencies that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall be registered or filed with the provisions of the securities regulatory authority of the State Council.

On December 17, 2015, CSRC and PBOC promulgated the Measures for the Supervision and Administration of Money Market Funds, or the Money Market Funds Measures, which became effective on February 1, 2016. Pursuant to the Money Market Funds Measures, money market fund, or MMF, refers to a fund invested in money market instruments and authorized to subscribe for and redeem fund shares on each trading day. Pursuant to the Money Market Funds Measures provides as a general rule that no person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by CSRC. In addition, several disclosure rules must be observed during the fund sales business. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of MMFs, certain information (e.g., the providers of fund sale services, potential investment risks and the names of MMFs being sold) shall be disclosed in a conspicuous way to the investors. And for fund managers, fund sales agencies, fund sales payment institutions and internet companies which provide to investors quick redemption or other value-added services, they must fully disclose the rules of such services such as those regarding the expenses and restrictions, and shall not exaggerate the convenience of such services, Further, the fund managers, fund sales agencies and internet companies shall explicitly agree on certain terms, which include the scope of cooperation, the legal relationships, information security, client information protection, legal compliance, emergency response mechanisms, prevention of illegal securities activities, post-termination operation schemes, delinquency liabilities and the protection of investors’ rights and interests. The Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds, which was promulgated by the CSRC on August 28, 2020 and became effective on October 1, 2020, further regulates that securities companies and other institutions, subject to satisfaction of the relevant requirements, may apply for business qualification for sales of funds from the local branches of the CSRC.

We have taken and will continue to take proper measures to ensure compliance with applicable laws rules and regulations, including those on disclosure and information filing. We cannot assure you that our current operation model will not be deemed as operating fund sales business in China, which may subject us to further inquiries or rectifications. See “Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or fintech-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies

On December 29, 1998, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Securities Law of the PRC, or the Securities Law, and most recently amended on December 28, 2019 and became effective on March 1, 2020, governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within China. No entities or individuals shall engage in securities business in the name of a securities company without the approval by the securities regulatory authority of the State Council.

The State Council promulgated the Regulations on the Supervision and Administration of Securities Companies on April 23, 2008 and most recently amended on July 29, 2014, which clarifies that the operation of securities businesses or establishment of representative agencies in China by foreign-invested securities companies shall be subject to the approval of the securities regulatory authority of the State Council.

We redirect our users and clients to open accounts and make transactions outside China, which may be considered as “engaging in securities business within the territory of the People’s Republic of China” and an approval from State Council securities regulatory authority may be required. See “Risk Factors—Risks Related to Our Business and Industry—We do not hold any license or permit for providing securities brokerage business in China. Although we do not believe we engage in securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations.”

Regulations Related to Securities Investment Consulting Business

On December 25, 1997, the CSRC issued the Interim Measures for the Administration of Securities or Futures Investment Consulting, or the Interim Measures for Securities Investment Consulting, which became effective on April 1, 1998. According to the Interim Measures for Securities Investment Consulting, the securities investment consulting service means any analysis, prediction, recommendations or other directly or indirectly charged consulting services provided by securities investment consulting institutions and their investment consultants to securities investors or clients, including: (i) to accept any entrustment from any investor or client to provide securities or futures investment consulting services; (ii) to hold any consulting seminar, lecture or analysis related to securities or futures investment; (iii) to write any article, commentary or report on securities or futures investment consultancy in any newspaper or periodical, or to provide securities or futures investment consulting services through media such as radio or television; (iv) to provide securities or futures investment consulting services through telecommunications facilities such as telephone, fax, computer network; and (v) other forms recognized by the CSRC. In addition, all institutions shall obtain the operation permits issued by the CSRC and all person must obtain professional qualification as a securities investment consultant and joining a qualified securities investment consulting institution before engaged in securities investment consulting service.

On October 11, 2001, the CSRC promulgated the Notice with Respect to Certain Issues on Regulating the Securities Investment Consulting Services Provided for the Public, which became effective on the same day and was amended on October 30, 2020, stipulates that media which disseminate securities-related information shall not publish or broadcast any analysis, prediction or recommendation in respect of the trends of securities markets and securities products, as well as the feasibility of the securities investment made by any institution which does not obtain the operation permits for securities investment consulting services from CSRC or any individual who is not employed by a qualified securities investment consulting services institution and who does not satisfy the relevant professional requirements. Any media in violation of the foregoing stipulation will be subject to reprimand or exposure by the CSRC, or be transferred to competent department or judicial organ for further handling.

On December 5, 2012, the CSRC published the Interim Provisions on Strengthening the Regulation over Securities Investment Consulting Services by Using “Stock Recommendation Software” Products, or the Interim Provisions, which came into effect on January 1, 2013 and was amended on October 30, 2020. Pursuant to the Interim Provisions, “stock recommendation software” are defined as any software products, software tools or terminal devices with one or more of the following securities investment consulting services: (i) providing investment analysis on specific securities investment products or predicting the price trends of specific securities investment products; (ii) recommending the selection of specific securities investments products; (iii) recommending the timing for trading specific securities investments products; and/or (iv) providing other securities investment analysis, prediction or recommendations. Therefore, selling or providing “stock recommendation software” products to investors and directly or indirectly obtain economic benefits therefrom shall be considered as engaging in securities investment consulting business and the operation permits for securities investment consulting services from CSRC shall be obtained.

We cannot assure that any information or content provided on our website and mobile application in China will not be considered as engaging in investment consulting business for providing the public with securities analysis, forecast or recommendations through the forum or broadcasting of pre-recorded videos. See “Risk Factors—Risks Related to Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or fintech-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

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

The “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. Online data processing and transaction processing services include transaction processing services, electronic data interchange services and network/electronic equipment data processing services. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a VATS License for “online data processing and transaction processing services,” or the EDI License.

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

A subsidiary of our variable interest entities, Jiufu Puhui, which previously operated our online lending information intermediary services platform, Jiufu Puhui, has obtained an ICP License which will remain effective until January 10, 2022. Jiufu Shuke, one of our variable interest entities, has also obtained an ICP License which will remain effective until March 9, 2022. Beijing Jiufu Meihao Technology Co., Ltd. and Shenzhen Premium Quality Mall Technology & Trade Co., Ltd., two subsidiaries of our variable interest entities, have obtained the EDI License.

Regulations related to E-commerce

On January 26, 2014, SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effective on March 15, 2014. Under the Online Trading Measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with SAIC must make available to the public the information stated in their business licenses directly or through a hyper-link on their websites which link to their business licenses online. The online commodities operators must adopt measures to ensure safe online transactions and shall fully and accurately disclose information of the business operator and the commodities, including contact information, quantity and quality of commodities and services, price and payment, return and replacement of commodities, and safety precautions. At any time within seven days from the date after receipt of the commodities purchased online, a consumer is entitled to refund at will the commodities except for those that by nature are not suitable for return, which include customized commodities, fresh and perishable commodities; computer software, audiovisual products downloaded online or the ones purchased offline but already unpackaged by consumers and other digital commodities; and newspapers and journals that have been delivered. The online commodity business operator shall, within seven days upon receipt of the returned commodities, refund the price paid by consumers. In addition, an online commodities business operator shall not, by virtue of contract terms, technical measures or other means, force consumers to enter into transactions with them, or during transactions set out provisions that are not fair to consumers, such as those to exclude or limit consumers’ rights, to relieve or exempt the operators from responsibilities, and to increase the consumers’ responsibilities. Moreover, online shopping platform operators are required to examine and verify the identifications of the online commodities operators and set up and keep relevant records for at least two years. Any online shopping platform operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online commodities operators on the shopping platform. In addition, on March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, or Online Transactions Measures, which will take effect from May 1, 2021, simultaneously repealed the Online Trading Measures, providing more detailed requirements for the operators and platforms, such as clarifying the specific acts infringing consumers’ personal information in online transactions and the prohibited contents contained in the standard terms used by the operators, and elaborating the measures shall be applicable to the operating activities of selling goods or providing services through social network and network live-streaming. In particular, the Online Transaction Measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation, suspension of business for rectification and revocation of permits and licenses.

In addition, the National People’s Congress promulgated the E-commerce Law of the People’s Republic of China, or the E-commerce Law on August 31, 2018, which took effect on January 1, 2019. The E-commerce Law clarifies some obligations for the E-commerce operators. For example, among other things, an E-commerce operator shall (i) disclose its business license and other administrative licenses related to its business or a link to the above information at a prominent place on the homepage of the platform; (ii) fully and accurately disclose information related to commodities and services offered on its platform in a timely manner; (iii) inform the users in a clear, comprehensive and explicit manner of the steps to conclude a contract, cautions, how to download the contract, etc., and ensure that users are able to read and download them conveniently; (iv) enable the users to make any corrections before orders are submitted; (v) disclose the methods and procedures for inquiring, correcting and deleting users’ information and deregistering users’ accounts, and not set unreasonable for such inquiry, correction, deletion and de-registration; and (vi) provide relevant e-commerce data to competent authorities as required by such authorities pursuant to laws and administrative regulations. The E-Commerce Law also specifically provides certain obligations for operators of e-commerce platform like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of State Administration of Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. If we fail to perform above obligations as the operator of e-commerce platform from time to time, we may be required to make corrections within the certain time limits and face fines or even restrictions on our business activities. In addition, for goods and services provided via e-commerce platforms that are pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

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

Under the APP Provisions, mobile application information service providers are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to (i) to authenticate the identity information of the registered users; (ii) to protect user information, and to obtain the consent of users while collecting and using users’ personal information in a lawful and proper manner; (iii) to establish information content audit and management mechanism, and to take against any information content in violation of laws or regulations depending on circumstances; (iv) to safeguard users’ right to know and to make choices when users are installing or using such applications, and shall neither start any function irrelevant to the services, nor forcefully install any other irrelevant application without the users’ consent; (v) to respect and protect the intellectual properties and shall neither produce nor release any application that infringes others’ intellectual properties; and (vi) to record users’ login information and keep the same for sixty days.

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

Regulations Related to Information Security, Censorship and Privacy

We are in the process of evaluating the potential impact of the Cyber Security Law on our current business practices. We plan to further strengthen our information management and privacy protection systems to better secure the user data stored in our system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to protect the confidential information of our users and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.”

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

The Cyber Security Law of the PRC, or the Cyber Security Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system.

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

Regulations related to privacy protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. The Civil Code provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information. In the event that any personal information is or may be leaked, falsified or lost, the information processor shall take immediate remedial measures, inform the natural person concerned and escalate such situation to the competent department as required.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal behaviors of apps operators in terms of collection and use of personal information, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “providing users’ personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes the app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Furthermore, in order to improve the protection of personal information, the National Information Security Standardization Technical Committee also issued the Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) on July 22, 2020 regarding the security of information collected and used by operators of mobile apps. In addition, pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications jointly promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021, and which took effect on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of a mobile app’s basic function services, without which the mobile app cannot achieve its function services. For online lending mobile apps, the basic function services are “personal loan application services through the Internet platform for consumption, daily production and operation turnover, etc.,” and the necessary personal information includes (i) mobile phone numbers of registered users, and (ii) name, the type, number and validity period of the ID documentation, and bank card number of the borrower. For investment and financial management mobile apps, the basic function services are “stocks, futures, funds, securities or other related investment and financial services,” and the necessary personal information includes (i) mobile phone numbers of registered users, (ii) name, the type, number and validly period of the ID documentation, and bank account number or payment account number of users, and (iii) capital account, bank account number or payment account number of users.

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

On October 21, 2020, the Standing Committee of the National People’s Congress issued a Draft Personal Information Protection Law, or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The Draft Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Draft Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Draft Persona Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Furthermore, the Draft Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

Regulations Related to Intellectual Property Rights

Regulations related to copyrights

The Copyright Law of the PRC (Revised in 2010), the Copyright Law, which was further amended in November 2020 and will take effect in June 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction.

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

As of December 31, 2020, we had registered 386 software copyrights in the PRC.

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

As of December 31, 2020, we have registered 551 trademarks in the PRC.

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

As of December 31, 2020, we have registered 168 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

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

On April 10, 2020, the SAFE issued the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business or the SAFE Circular 8, pursuant to which the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

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

Regulations related to Offshore Stocks Investment

On January 29, 1996, the State Council promulgated the Foreign Exchange Administration Regulations of the PRC, which was last amended and such amendment became effective on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations of the PRC, Chinese nationals shall register with the foreign exchange administration department of the State Council for any foreign direct investment or engagement in any issuance or transaction of offshore valuable securities or derivative products. On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Personal Foreign Exchange, which further clarifies that any offshore equity, fixed-income or other approved financial investments by Chinese nationals, shall be conducted through a qualified domestic financial institution. On January 5, 2007, the SAFE published the Implementation of the Administrative Measures for Personal Foreign Exchange and last amended on May 29, 2016, under which Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only.

In addition, pursuant to the SAFE Officials Interview on Improving the Management of Declarations of Individual Foreign Exchange Information on December 31, 2016, Chinese nationals can only engage in offshore investments under capital items only provided methods such as Qualified Domestic Institutional Investors, otherwise Chinese nationals can only purchase foreign currency for the purpose of external payments within the scope of current items, including private travel, overseas study, business trips, family visits, overseas medical treatment, trade in goods, purchase of non-investment insurance and consulting services. Furthermore, in 2016, CSRC published a response letter to investors on its website to remind domestic investors that any offshore investments conducted by ways which are not explicitly specified under applicable PRC Laws, may not be adequately protected by the PRC Laws.

We do not convert Renminbi into Hong Kong dollars or U.S. dollars for our clients, and require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchange in the United States through our platform to inject funding into their respective trading accounts in Hong Kong in either Hong Kong dollars or U.S. dollars. See “Risk Factors-Risks Related to Our Business and Industry-PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume achieved on our platform. If the government further tightens restrictions on converting Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.” If the government further tightens restrictions on converting Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.”

Regulations Related to Dividend Distributions

Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on PRC accounting standards to other reserve funds. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Pursuant to the Provisional Regulations of the PRC on Business Tax, which became effective on January 1, 1994, or the Business Tax Regulation, and its implementation rules, all enterprises and individuals providing taxable services, transferring intangible assets or selling real estate within the PRC must pay business tax. In November 2011, the MOF and the SAT jointly issued two circulars setting forth the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to pilot industries in Shanghai, and was expanded to eight additional regions, including, among others, Beijing and Guangdong province, in 2012. In August 2013, the program was further expanded nationwide. In May 2016, the pilot program was extended to cover additional industry sectors such as construction, real estate, finance and consumer services. On November 19, 2017, the Business Tax Regulation was abolished. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, which provides certain VAT reduction arrangements.

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

Regulations Related to Employee Stock Incentive Plans

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

Regulations Related to Employment and Social Welfare

Regulations related to labor contract

The Labor Contract Law of the PRC, the Labor Contract Law, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work over certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

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

Regulations Related to our Business Operation in Hong Kong

Regulations related to the Stock Business

The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the SFO, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity) in Hong Kong; or (ii) actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong.

According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Securities and Futures (Financial Resources) Rules. If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher or the highest amount individually required amongst those regulated activities.

In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the proposed responsible officers must be an executive director of the licensed corporation as defined under the SFO. As defined by the SFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must seek SFC’s prior approval as responsible officers accredited to the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she fulfills the criteria of competence relating to academic/ industry qualification, relevant industry experience, management experience, and local regulatory framework paper, and have sufficient authority to supervise the business of regulated activity within the licensed corporation.

As of December 31, 2020, through Fuyuan Securities Limited, we have registered and maintained the following licenses from SFC: (i) SFO Type 1 License, effective since December 17, 2010, for conducting regulated activities related to dealing in securities; (ii) SFO Type 4 License, effective since April 1, 2003, for conducting regulated activities related to advising on securities; (iii) SFO Type 5 License, effective since April 1, 2003, for conducting regulated activities related to advising on futures contracts; and (iv) SFO Type 9 License, effective since April 1, 2003, for conducting regulated activities related to asset management.

Also, we have eight representatives licensed with the SFC and eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers.

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

Types of insurance business

The ICO requirements vary depending on the type of insurance business being undertaken by an insurer. The ICO defines two main types of business as follows: (i) general business, which covers all business other than long-term business, including but not limited to accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expenses insurance; and (ii) long-term business, which covers those types of insurance business in which policies are typically in place for long periods and includes but not limited to, life and annuity, linked long-term, permanent health and retirement scheme management policies.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and our VIEs as of the date of this annual report:

9F Inc.
(Cayman Islands)
100%
UPMOST WELL HOLDING LIMITED (BVI)
100%
Golden Avenue Group Limited (Hong Kong)
100%
TREASURE PORT HOLDING LIMITED (BVI)
100%
Victorious Way Group Limited (Hong Kong)
100%
9F HK (Hong Kong)
Capital Nine Holdings Limited (BVI)
Fuyuan Securities Limited (Hong Kong)
9FP Investments Holdings Limited (BVI)
PRIME TACTIC INVESTMENTS LIMITED (BVI)
Fuyuan Technology Limited (Hong Kong)
Outside PRC
Inside PRC
Wukong Youpin
Yi Qi Mai
Beijing Lirongxing
Xinjiang Shuke
Xiaojin Hulian
Zhuhai Lianyin
Zhuhai Xiaojin
Shuzhi Lianyin
Jiufu Shuke
Jiufu Puhui
Jinniu Zhixuan
Beijing Puhui
100%*
Qianhai Fuyuan
Shenzhen Fuyuan
Equity interest
Contractual arrangements

Note:

1. Each of our VIEs has entered into an Exclusive Option Agreement, as amended, if applicable, with 9F Inc as a part of VIE agreements.

2. Jinniu Zhixuan is indirectly wholly-owned by Jiufu Shuke through Zhuhai Jiuxin Asset Management Co., Ltd.

Contractual Arrangements with our VIEs and Their Shareholder

The registered shareholders of Jiufu Shuke include Yifan Ren, Zhuhai Hengqin Zhilue Investment Partnership (Limited Partnership), Zhuhai Hengqin Saixing Investment Partnership (Limited Partnership) and Lijun Zhang, who holds 48%, 33.2%, 10% and 8.8% equity interests in Jiufu Shuke, respectively. The registered shareholders of Beijing Puhui include Lei Sun, Changxing Xiao, Lixing Chen, Lei Liu and Dongcheng Zhang, who holds 23.17%, 20.83%, 27.67%, 27.50% and 0.83% equity interests in Beijing Puhui, respectively. The registered shareholders of Zhuhai Lianyin include Yu Han and Cen Chen, who holds 90% and 10% equity interests in Zhuhai Lianyin, respectively. The registered shareholders of Yi Qi Mai include Tianjin Yuying Enterprise Management Consulting Partnership (Limited Partnership) and Zhuhai Hengqin Yunchuang Investment Partnership (Limited Partnership), who holds 55% and 45% equity interests in Yi Qi Mai, respectively. The registered shareholders of Shenzhen Fuyuan include Haigen Zhou and Jianbo Cai, who holds 60% and 40% equity interests in Shenzhen Fuyuan, respectively.

The following is a summary of the currently effective contractual arrangements among 9F Inc., Shuzhi Lianyin, Jiufu Shuke and Jiufu Shuke’ shareholders. The contractual arrangements among 9F Inc., our WFOEs, and other consolidated affiliated entities, including Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, and the shareholders of such consolidated affiliated entities are substantially the same. As a result of these contractual arrangements, we have the power to direct activities of our consolidated affiliated entities that most significantly impact the economic performance of these consolidated affiliated entities. We are also entitled to receive substantially all of the economic benefits as primary beneficiary and we bear the obligation to absorb any and all economic losses incurred by our consolidated affiliated entities. In addition, we have an exclusive option to purchase all or part of the equity interests in each of our consolidated affiliated entities when and to the extent permitted by the PRC law. Therefore, we are able to consolidate the financial results of our consolidated affiliated entities into our financial statements in accordance with U.S. GAAP.

Master Exclusive Service Agreement

Under the master exclusive service agreement between Jiufu Shuke and Shuzhi Lianyin, Shuzhi Lianyin has the exclusive right to provide, among other things, technical support and consulting services to Jiufu Shuke and Jiufu Shuke agrees to accept all the consultation and services provided by Shuzhi Lianyin. Without Shuzhi Lianyin’s prior written consent, Jiufu Shuke agrees not to accept the same or any similar services provided by any third party. In addition, Jiufu Shuke irrevocably grants Shuzhi Lianyin an exclusive and irrevocable option to purchase any or all of the assets and business of Jiufu Shuke at the lowest price permitted under PRC law. Shuzhi Lianyin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Jiufu Shuke agrees to pay Shuzhi Lianyin a monthly service fee, which percentage may be determined and adjusted at the sole discretion of Shuzhi Lianyin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Shuzhi Lianyin employees providing services to Jiufu Shuke, the value of services provided, the market price of comparable services and the operating conditions of Jiufu Shuke. Furthermore, to the extent permitted under the PRC law, Shuzhi Lianyin agrees to provide financial support to Jiufu Shuke if Jiufu Shuke has any operating loss or suffered any critical operation adversity. The agreement will remain effective unless Shuzhi Lianyin terminates the agreement in writing or a relevant governmental authority rejects the renewal applications by either Jiufu Shuke or Shuzhi Lianyin to renew their respective operation term provided in the business licenses upon expiration.

Proxy Agreements and Powers of Attorney, including Amended and Restated Proxy Agreements and Powers of Attorney

Under the proxy agreement and power of attorney, or amended and restated proxy agreement and power of attorney if applicable, by and among Shuzhi Lianyin, Jiufu Shuke and each shareholder of Jiufu Shuke, each of Jiufu Shuke’ shareholders irrevocably nominates, appoints and constitutes Shuzhi Lianyin and its successors as its attorney-in-fact to exercise any and all of his rights as a shareholder of Jiufu Shuke, including but not limited to the right to call, attend and vote at shareholders’ meetings and the right to appoint and remove directors and senior management. Each shareholder of Jiufu Shuke further covenants that, without the prior written consent of Shuzhi Lianyin, such shareholder shall not exercise any shareholder’s right, and if the shareholder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such shareholder’s equity interests in Jiufu Shuke, the shareholder shall, to the extent permitted by applicable laws, pass them all on to Shuzhi Lianyin or its designee at no consideration. The proxy agreements and powers of attorney will remain effective as long as Jiufu Shuke exists. The shareholders of Jiufu Shuke do not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of Shuzhi Lianyin.

Exclusive Option Agreements, including Amended and Restated Exclusive Option Agreements

Under the exclusive option agreements, or amended and restated exclusive option agreements if applicable, by and among 9F Inc., Shuzhi Lianyin, Jiufu Shuke and each of the shareholders of Jiufu Shuke, each shareholder of Jiufu Shuke irrevocably grants 9F Inc. or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his equity interests in Jiufu Shuke at a price equal to the actual capital contribution paid in the registered capital of Jiufu Shuke by such shareholder. If the above price is lower than the lowest price permitted by the PRC law, the lowest price permitted under the PRC law will apply. As agreed in the loan agreements between Shuzhi Lianyin and such shareholder, if 9F Inc. designates Shuzhi Lianyin as its designated person to exercise the option to purchase the equity interests in Jiufu Shuke, Shuzhi Lianyin may elect to pay for the purchase by canceling the outstanding amount of loans owed by such shareholder to Shuzhi Lianyin. Without 9F Inc.’s prior written consent, Jiufu Shuke and its shareholders will not sell, transfer, mortgage or otherwise dispose of Jiufu Shuke’s legal or beneficial interests in its assets, business or revenues, or allow the creation of any encumbrance on such interests. To the extent permitted under applicable PRC laws, the shareholders of Jiufu Shuke also agree to timely donate to 9F Inc. or its designee any profits, interests, dividends or proceeds of liquidation received from Jiufu Shuke or proceeds received from the transfer of equity interests in Jiufu Shuke. These agreements will remain effective until all equity interests held in Jiufu Shuke by its shareholders are transferred or assigned to 9F Inc. or its designated person(s).

Loan Agreements

Pursuant to the loan agreements between Shuzhi Lianyin and each of the shareholders of Jiufu Shuke, Shuzhi Lianyin extended loans to the shareholders of Jiufu Shuke, who had contributed the loan principal to Jiufu Shuke as registered capital. The shareholders of Jiufu Shuke may repay the loans only by transferring their respective equity interests in Jiufu Shuke to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. Each loan shall be interest-free unless, in the event of a transfer of equity interests by a shareholder of Jiufu Shuke to 9F Inc. or its designated person(s) pursuant to the exclusive option agreement, the transfer price exceeds the loan principal. The excess over the loan principal shall be deemed the interest of the loan to the extent permitted under PRC law. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

Equity Interest Pledge Agreements, including Amended and Restated Equity Interest Pledge Agreements

Under the equity interest pledge agreements, or amended and restated equity interest pledge agreements if applicable, among Shuzhi Lianyin, Jiufu Shuke and each of the shareholders of Jiufu Shuke, the shareholders of Jiufu Shuke pledge all of their equity interests in Jiufu Shuke, including any equity interest subsequently acquired, to Shuzhi Lianyin to secure the performance by Jiufu Shuke and its shareholders of their respective obligations under the contractual arrangements, including the payments due to Shuzhi Lianyin for services provided. If Jiufu Shuke or the pledger breach their obligations under these contractual arrangements, Shuzhi Lianyin, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Jiufu Shuke. Shuzhi Lianyin has the right to receive dividends distributed on the pledged equity interests during the term of the pledge. The pledge becomes effective on the date when the pledge of equity interests contemplated under the agreement has been registered with the relevant local administration for industry and commerce (currently known as the administration for market regulation) and will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy agreement and power of attorney, expire or terminate. We have registered the equity interest pledge with the Chaoyang Branch of Beijing Administration for Industry and Commerce in Beijing.

Spousal Consent Letters

Pursuant to spousal consent letters, the spouse of each of the shareholders, if applicable, of Jiufu Shuke acknowledges that the equity interests in Jiufu Shuke held by and registered in the name of his spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the proxy agreement and power of attorney, and the loan agreement by and among 9F Inc., Shuzhi Lianyin, Jiufu Shuke, the shareholders of Jiufu Shuke and his spouse. The spouses undertake not to make any assertions in connection with the equity interests in Jiufu Shuke, and agree to be bound by the afore-mentioned agreements if they receive any equity interests in Jiufu Shuke.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of our PRC subsidiaries and consolidated affiliated entities do not and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect; and
●	the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities (VIEs) and the shareholders of such consolidated affiliated entities governed by PRC laws, rules and regulations are valid, binding and enforceable, and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect.

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

D.Property, Plant and Equipment

As of December 31, 2020, our principal executive offices are located on leased premises comprising approximately 22,547 square meters in Beijing, China. Our principal executive offices serve as our management headquarters and center of research and development, human resources and administrative activities. In addition to our headquarters in Beijing, we also have material branches in Shenzhen and Hong Kong for online wealth management, risk management operations, stock investment and research and development, respectively. All those material branches are based on leased properties and these leases together comprise approximately 25,151 square meters in China, and 864 square meters in Hong Kong and 1,089 square meters in Thailand and Indonesia. All our branch offices are leased from independent third parties, and we plan to renew these leases from time to time as needed. We own a building of approximately 2,486 square meters in Xinjiang, China, to operate our fintech empowerment services and a building of approximately 1,707 square meters in Beijing, China as our principal office premises.

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

A.Operating Results

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting our industries, which include:

●	development of the regulatory environment for our industries;

●	economic and market conditions; and
●	growth of mobile internet penetration, in particular the availability of internet infrastructure.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and our results of operations. Our business operations in 2019 and 2020 were negatively impacted by the tightened regulatory framework in China and the COVID-19 outbreak.

Specific Factors Affecting Our Results of Operations

Ability to Maintain and Expand our User Base in a Cost-Effective Manner

Our revenues, to a large extent, are dependent on the growth of our user base. We are constantly seeking to improve and optimize user experience to achieve a high level of user satisfaction, which in turn helps us retain existing users and attract new users through word-of-mouth referrals. Our results of operations will depend, in part, on the effectiveness of our sales and marketing efforts in user acquisition. We intend to continue to dedicate significant resources to our sales and marketing efforts and continually seek to improve the effectiveness of these efforts, in particular with regards to new user acquisition.

Ability to Advance our Technologies on a Continuing Basis

Our success to date is largely attributable to our ability to seamlessly integrate the use of technologies into provision of financial services. We have been focusing on leveraging our advanced technology capabilities such as data collection and artificial intelligence capabilities to increase the automation level of our platform and optimize our operational efficiency. Our highly advanced technology infrastructure enables us to facilitate a large number of transactions simultaneously. We also plan to invest in emerging new technologies such as blockchain technology. As our business grows, and backed by our strategy focusing on technology empowerment, we will continue to invest in strengthening our technology infrastructure, which may increase our expenses in the short term.

Ability to Broaden our Product Offerings

Our growth to date has depended on, and our future success will in part depend on, successfully meeting user demand for new products and services. With our footprint expanding overseas, we have made and will continue to make substantial investments to develop and offer new products, both domestically and internationally to our users. For example. we aim to offer a more diversified array of investment products and to leverage our securities and insurance licenses to seek additional cross-selling opportunities in our online wealth management product lines including insurance brokerage services and overseas stock investment products. Failure to continue to successfully broaden our product offerings could adversely affect our operating results and we may not be able to recoup the costs of developing and launching new products.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenues

In the reporting period, we generated revenue from the provision of financial services. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods indicated.

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Loan facilitation services	4,960,671	89.3	3,477,897	78.6	177,147	27,149	14.1
Post-origination services	367,439	6.6	604,732	13.7	859,102	131,663	68.4
Others	228,372	4.1	342,334	7.7	219,756	33,679	17.5
Total net revenues	5,556,482	100.0	4,424,963	100.0	1,256,005	192,491	100.0

Revenue from loan facilitation services.  For each loan facilitated on our platform for our online lending information intermediary services, we charge a service fee to the borrower and the investor each at certain percentage of the loan principal and allocate such fee between loan facilitation services and post-origination services that we provide. The rate of such service fees varies depending on the type, pricing and term of underlying loans. Loan facilitation services fees for our online lending information intermediary services were the portion of service fees we charge to borrowers and investors in relation to the work we perform through our platform by matching them with each other and facilitating the origination of loan transactions. We ceased offering online lending information intermediary services by the end of 2020.

For each loan referred by us to our institutional funding partners under our direct lending program, we charged a service fee to either the borrower with whom we have stopped directly charging service fees since April 2019 or the financial institution partner each at certain percentage of the loan principal and allocated such fee between loan facilitation services and post-origination services that we provide. Loan facilitation services fees were the portion of service fees we charged to borrowers with whom we had stopped directly charging service fees since April 2019 or financial institution partners in relation to the services we provided such as traffic referral services and credit assessment.

Revenue from post-origination services. For our online lending information intermediary services, post-origination services fees were the portion of service fees charged to borrowers and investors in relation to services we provided after loan origination, such as repayment facilitation and loan collection. We ceased offering online lending information intermediary services by the end of 2020. Under our direct lending program, post-origination service fees were the portion of service fees charged to either the borrowers with whom we had stopped directly charging service fees since April 2019 or the financial institution partners in relation to services we provided after loan origination, such as repayment facilitation and loan collection.

Others.   Other revenues mainly included product sales revenues from online sales of goods and penalty fees we charged to borrowers for late payment for our online lending information intermediary services prior to 2020. Starting from early 2018, penalty fees under our online lending information intermediary services have been paid to the depository account and were no longer included in our revenues thereafter. In 2020, our other revenues mainly included penalty fee charged to borrowers for late payment, product sales revenues from online sales of goods, and other service revenues. Other revenues also include revenue of services such as insurance agency, securities brokerage, consulting and user referral.

Operating Cost and Expenses

The table below sets forth the breakdown of our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	1,746,375	31.4	2,343,428	53.0	343,056	52,576	27.3
Origination and servicing	444,830	8.0	1,137,451	25.7	543,487	83,293	43.3
General and administrative	1,159,746	20.9	1,155,747	26.1	1,303,833	199,821	103.8
Reversal of (provision for) doubtful contract assets and receivables	(2,637)	0.0	2,148,638	48.6	347,803	53,303	27.7
Total operating cost of revenues	3,348,314	60.3	6,785,264	153.4	2,538,179	388,993	202.1

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

Reversal of (provision for) doubtful contract assets and receivables. Reversal of (provision for) doubtful contract assets and receivables consist primarily of allowance for account receivable, loan receivables, other receivables and contract assets.

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

Hong Kong

According to the Hong Kong regulations, our subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rate for assessable profits earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of assessable profits will be taxed at 8.25%, and any part of assessable profits over HK$2 million will be taxed at 16.5%. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate.

China

Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. For details of our subsidiaries, variable interest entities and their respective subsidiaries qualified as “high and new technology enterprises,” please refer to Note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, enterprises of encouraged industries are subject to preferential tax treatment or tax exemption for certain period in certain areas of China. For details of our subsidiaries, variable interest entities and their respective subsidiaries that are subject to such preferential tax treatment or exemptions, please refer to Note 12 to our consolidated financial statements included elsewhere in this annual report.

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

Critical Accounting Policies

Revenue recognition

We have early adopted the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2017.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Online lending information intermediary services revenue

Through our online platform, we provided intermediary services on personal financing product, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). We also provided one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). For revolving loan products, and non-revolving loan products, our services provided consisted of:

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

We have determined that we were not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

We consider our customers to be both the investors and borrowers. We consider the loan facilitation services and post origination services as two separate services, which represent two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. We do not have observable standalone selling price information for the loan facilitation services or post origination services because we did not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, we use an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involves significant judgements. In estimating its standalone selling price for the loan facilitation services and post origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognized revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. A majority of the service fee is charged to the borrowers, which is collected upfront upon loan inception or collected over the loan term. Investors pay service fees to us either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2018, 2019 and 2020, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.5% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as the contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable. All service fees are fixed and not refundable. Revenue recognized is recorded net of value added tax (“VAT”). Remaining performance obligations represent the amount of the transaction price for which service has not been performed under post-origination services.

In December 2020, we ceased publishing information relating to new offering of investment opportunities in fixed income products for investors on our online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by us and a licensed asset management company, the rights of investors in existing loans underlying the fixed income products will be transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated shall become nil, and the asset management company will provide existing investors with services in relation to the return of their remaining investment in loans.

Direct lending program revenue

Through our direct lending program, we provided traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed our risk assessment. Our services provided consist of:

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

Consistent with the revenue recognition policy under the online lending information intermediary services model, we have determined that we were not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we did not record the loans receivable or payable arising from the loans facilitated between the financial institution partners and borrowers. We consider our customers to be both the financial institution partners and borrowers.

We consider the loan facilitation services and post origination services as two separate performance obligations. We determine the total transaction price to be the service fees chargeable to the borrowers or the financial institution partners, which is the contracted price adjusted for variable consideration such as potential loan prepayment by the borrows that could reduce the total transaction price, which is estimated using the expected value approach based on historical data and current trends of prepayments of the borrowers. Then the transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606, similar to online lending information intermediary services revenue.

For each type of service, we recognized revenue when (or as) satisfy the service/performance obligation(s) by transferring the promised service to our customers. Revenues from loan facilitation services are recognized at the time a loan is originated between the financial institution partners and the borrowers and the principal loan balance is transferred to the borrowers, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided ratably on a monthly basis.

Since April 2019, we had stopped charging service fees directly to the borrowers under our direct lending program. Instead, we started to charge service fees either directly to the institutional funding partners, or indirectly through third-party guarantee companies who provide guarantee services, or insurance companies who provided credit insurance to the institutional funding partners on their loans to the borrowers. We concluded this change did not alter the substance of the services we provided to borrowers and financial institution partners under the direct lending program, and therefore would not impact how revenue was recognized. In 2019, under a cooperation agreement, as amended (the “Cooperation Agreement”), we predominantly partnered with PICC Property and Casualty Company Limited Guangdong Branch (“PICC”) who provided the credit insurance service to institutional funding partners on the loan origination, PICC collected all of the loan facilitation service fees and remitted the our portion of our service fees to us. We recorded an account receivable for the service fees confirmed and to be remitted by PICC. We suspended our cooperation with PICC on new loans under our direct lending program since December 2019 and commenced a legal proceeding against PICC in May 2020. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Other revenues

Other revenues mainly include product sales revenues from online sales of goods, penalty fee for late payments, and other service revenues.

We generate product sales revenues primarily through selling of merchandise via our online shopping platform, 9F One Mall (“online agent model”), and through selling of upscale products via third party platforms (“online direct sales model”). Under the online agent model, customers can buy merchandise provided by third-party merchandise suppliers on the 9F One Mall. We do not control the merchandise, but rather acting as an agent for the suppliers. Revenue was recognized for the net amount of consideration we are entitled to retain in exchange for the agent service. We commenced the operations of the online direct sales model in the first quarter of 2019 and terminated the operations in the third quarter of 2019. Under the online direct sales model, revenue was recognized on a gross basis as we control the merchandise before it is transferred to the customers, which is indicated by (i) we are primarily responsible for fulfilling the promise to provide the specified upscale products to the customers; (ii) we bear inventory risk; and (iii) we have discretion in establishing price.

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

The following table sets forth our share-based compensation expenses in 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Share-based compensation expenses	508,162	353,151	290,630	44,541

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2018, 2019 and 2020, taking into the consideration of our 1 to 100 share split immediately before our initial public offering in 2019:

			Weighted
			Average Fair
	Number of		Value per Option
	Options	Exercise Price	at the Grant	Aggregate Intrinsic	Type of
Grant Date	Granted	per Option	Dates	Value at the Grant Dates	Valuation
		RMB	RMB	RMB
January 19, 2018	603,300	14.32	70.57	42,231,003.66	Retrospective
March 7, 2018	178,900	14.32	71.48	12,585,321.89	Retrospective
March 27, 2018	178,900	14.32	71.44	12,585,321.89	Retrospective
April 27, 2018	433,000	24.06	63.02	26,018,608.28	Retrospective
September 1, 2018	100,000	24.06	58.05	5,478,441.02	Retrospective
September 29, 2018	467,700	24.06	56.89	25,622,668.86	Retrospective
December 24, 2018	117,700	24.06	53.40	5,824,844.69	Retrospective
January 7, 2019	21,500	14.32	61.64	1,314,304.18	Retrospective
January 7, 2019	78,600	49.85	37.48	2,010,725.37	Retrospective
January 7, 2019	34,600	24.06	53.60	1,747,466.34	Retrospective
April 21, 2019	111,200	24.06	37.82	3,648,960.06	Retrospective
June 13, 2019	23,600	24.06	37.41	774,419.58	Retrospective
June 14, 2019	10,000	24.06	37.42	328,143.89	Retrospective
July 1, 2019	2,100,000	24.06	37.80	68,910,217.02	Retrospective
February 16, 2020	680,300	24.10	6.56	4,462,768.00	Retrospective
February 21, 2020	2,853,911	0	5.59	15,953,362.49	Retrospective
February 28, 2020	3,345,098	24.11	5.53	18,498,391.94	Retrospective
April 1, 2020	178,900	13.83	7.24	1,295,236.00	Retrospective
July 1, 2020	445,280	24.11	2.36	1,050,860.80	Retrospective

The valuation was performed on a retrospective basis, instead of contemporaneous valuations because, at that time of valuation, our limited financial and limited human resources were principally focused on business development efforts.

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

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

Grant Date
	2018	2019	2020
Risk-free rate of interest(1)	2.45% ‑ 2.98%	1.79%-2.53%	0.27%-1.47%
Volatility(2)	43.5% ‑ 48.3%	43.4%-55.3%	48.8%-59.5%
Dividend yield(3)	—	—	—
Exercise multiples(4)	2.2 / 2.8	2.2 / 2.8	2.2 / 2.8
Life of options (years)(5)	4.0 ‑ 6.0	4.0 - 6.0	2.5 - 6.0
(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.
(2)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publication. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.
(5)	Extracted from option agreements.

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

	Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation services	4,960,671	89.3	3,477,897	78.6	177,147	27,149	14.1
Post-origination services	367,439	6.6	604,732	13.7	859,102	131,663	68.4
Others	228,372	4.1	342,334	7.7	219,756	33,679	17.5
Total net revenues	5,556,482	100.0	4,424,963	100.0	1,256,005	192,491	100.0
Operating costs and expenses
Sales and marketing (1)	(1,746,375)	(31.4)	(2,343,428)	(53.0)	(343,056)	(52,576)	(27.3)
Origination and servicing(2)	(444,830)	(8.0)	(1,137,451)	(25.7)	(543,487)	(83,293)	(43.3)
General and administrative(3)	(1,159,746)	(20.9)	(1,155,747)	(26.1)	(1,303,833)	(199,821)	(103.8)
Reversal of (provision for) doubtful contract assets and receivables	2,637	0.0	(2,148,638)	(48.6)	(347,803)	(53,303)	(27.7)
Total operating costs and expenses	(3,348,314)	(60.3)	(6,785,264)	(153.4)	(2,538,179)	(388,993)	(202.1)
Interest income	208,350	3.7	225,751	5.1	102,425	15,697	8.2
Impairment loss of investments	(23,140)	(0.4)	(154,898)	(3.5)	(462,490)	(70,880)	(36.8)
Gain recognized on remeasurement of previously held equity interest in acquiree	—	—	16,272	0.4	—	—	—
Net loss from disposal of subsidiaries	(257)	(0.0)	—	—	—	—	—
Other income, net	25,608	0.5	52,852	1.2	39,112	5,994	3.1
Income (loss) before income tax expense and earnings (loss) in equity method investments	2,418,729	43.5	(2,220,324)	(50.2)	(1,691,563)	(259,244)	(135.2)
Income tax (expense) benefit	(402,403)	(7.2)	174,597	3.9	(538,322)	(82,501)	(42.1)
Earnings (loss) in equity method investments	(41,143)	(0.7)	(107,918)	(2.4)	(21,317)	(3,267)	(1.7)
Net Income (loss)	1,975,183	35.6	(2,153,645)	(48.7)	(2,251,202)	(345,012)	(179.2)

Notes:

(1)

Sales and marketing expenses include services provided by related parties of RMB168.3 million, RMB417.1 million, RMB37.8 million, RMB42.8 million and RMB901 thousand (US$138 thousand) in 2016, 2017, 2018, 2019 and 2020, respectively.

(2)

Origination and servicing expenses include services provided by related parties of RMB11.6 million, RMB81.8 million, RMB39.0 million, RMB15.1 million and RMB358 thousand (US$55 thousand) in 2016, 2017, 2018, 2019 and 2020, respectively.

(3)

General and administrative expenses include share-based compensation of RMB110.4 million, RMB2,180.5 million, RMB508.2 million, RMB353.2 million and RMB290.6 million (US$44.5 million) in 2016, 2017, 2018, 2019 and 2020, respectively.

Net revenues

Loan facilitation services revenue

2020 Compared to 2019.   Our loan facilitation services revenue decreased by 94.9% from RMB3,477.9 million in 2019 to RMB177.1 million (US$27.1 million) in 2020. The decrease of loan facilitation services revenue was primarily because a decrease in loan origination volume which was affected by COVID-19, tight regulatory environment and our dispute with PICC.

2019 Compared to 2018.   Our loan facilitation services revenue decreased by 29.9% from RMB4,960.7 million in 2018 to RMB3,477.9 million in 2019. The decrease of loan facilitation services revenue was primarily because the loan facilitation services revenue under our direct lending program in the fourth quarter of 2019 was not recognized due to our dispute with PICC.

Post-origination services revenue

2020 Compared to 2019.   Our post-origination services revenue increased by 42.1% from RMB604.7 million in 2019 to RMB859.1 million (US$131.7 million) in 2020. The increase was primarily due to an increasing portion of service revenue allocated to post-origination services especially, as a result of our termination of loan facilitation service, certain deferred revenue was recognized as post-origination services.

2019 Compared to 2018.   Our post-origination services revenue increased by 64.6% from RMB367.4 million in 2018 to RMB604.7 million in 2019. The increase was primarily due to the increase in the loan origination volume, and an increasing portion of service revenue allocated to post-origination services in 2019. Our loan origination volume increased from RMB45.6 billion in 2018 to RMB55.1 billion in 2019, which was primarily driven by the increase in the number of active borrowers from approximately 2.3 million in 2018 to approximately 2.8 million in 2019.

Others

2020 Compared to 2019.   Our other revenue decreased by 35.8% from RMB342.3 million in 2019 to RMB219.8 million (US$33.7 million) in 2020. The decrease was primarily due to the referral revenue, commission revenue and revenues of our overseas business operations of the Company decreased due to the epidemic of COVID-19.

2019 Compared to 2018.   Our other revenue increased by 49.9% from RMB228.4 million in 2018 to RMB342.3 million in 2019. The increase was primarily due to the increase in revenues from our online direct sales model.

Operating Costs and Expenses

Sales and marketing expenses

2020 Compared to 2019.   Our sales and marketing expenses decreased by 85.4% from RMB2,343.4 million in 2019 to RMB343.1 million (US$52.6 million) in 2020. The decrease was primarily due to the volume of loan origination was reduced due to COVID-19, so the Company reduced its efforts in marketing promotion accordingly.

2019 Compared to 2018.   Our sales and marketing expenses increased by 34.2% from RMB1,746.4 million in 2018 to RMB2,343.4 million in 2019. The increase was primarily due to the increase in user acquisition expenses from RMB1,395.5 million in 2018 to RMB1,788.8 million in 2019 and increase in advertising expenses from RMB54 million in 2018 to RMB 115.7 million in 2019, as we take more efforts to expand user acquisition channels.

Origination and servicing expenses

2020 Compared to 2019.   Our origination and servicing expenses decreased by 52.2% from RMB1,137.5 million in 2019 to RMB543.5 million (US$83.3 million) in 2020. The increase was primarily due to the decreases of third-party loan collection expense as a result of the decrease of loan facilitation services.

2019 Compared to 2018.   Our origination and servicing expenses increased by 155.7% from RMB444.8 million in 2018 to RMB1,137.5 million in 2019. The increase was primarily due to the increase in loan collection expenses from RMB109.2 million in 2018 to RMB740.5 million in 2019.

General and administrative expenses

2020 Compared to 2019.   Our general and administrative expenses increased by 12.8% from RMB1,155.7 million in 2019 to RMB1,303.8 million (US$199.8 million) in 2020.

2019 Compared to 2018.   Our general and administrative expenses decreased by 0.3% from RMB1,159.7 million in 2018 to RMB1,155.7 million in 2019, primarily resulting from the decrease of share-based compensation expense from the RMB508.2 million in 2018 to RMB353.2 million in 2019, partially offset by the increase in research and development expenses from RMB24.1 million in 2018 to RMB92.6 million in 2019.

Reversal of (provision for) doubtful contract assets and receivables

2020 Compared to 2019.   Our reversal of (provision for) doubtful contract assets and receivables decrease from provision RMB2,148.6 million in 2019 to provision RMB347.8 million (US$53.3 million) in 2020, primarily because as compared to 2019, we recognized less allowance as a result of decrease in contract assets and accounts receivables, which was in turn caused by the decrease of our loan facilitation service.

2019 Compared to 2018.   Our reversal of (provision for) doubtful contract assets and receivables increased from reversed RMB2.6 million in 2018 to provision RMB2,148.6 million (US$308.6 million) in 2019, primarily because we recognized a full valuation allowance for accounts receivable from PICC amounting to RMB1,432.3 million and valuation allowance for loan receivables amounting to RMB649.8 million.

Interest Income

Interest income represents interest earned on cash deposits in financial institutions, our loan receivables from third-party borrowers, and our investment in wealth management financial products.

2020 Compared to 2019.   Our interest income decreased by 54.6% from RMB225.8 million in 2019 to RMB102.4 million (US$15.7 million) in 2020 because we purchased less investment products.

2019 Compared to 2018.   Our interest income increased by 8.4% from RMB208.4 million in 2018 to RMB225.8 million in 2019 because we purchased more investment products.

Impairment loss of Investments

2020 Compared to 2019.   In 2020, we incurred impairment loss of investments of RMB462.5 million (US$70.9 million). Due to continuing deterioration of operating result of Nanjing Lefang, we conducted an impairment assessment and recorded an impairment of RMB181.4 million (US$27.8 million). We also impaired our investment of RMB132.9 million (US$20.4 million) in Cornerstone Unicorn No.3 Private Equity Investment Fund given it had encountered going concern issues.

2019 Compared to 2018.   In 2019, we incurred impairment loss of investments of RMB154.9 million. Due to continuing deterioration of operating result of Nanjing Lefang, we conducted an impairment assessment and recorded an impairment loss of RMB100 million for Nanjing Lefang in 2019. In addition, we fully impaired the investments in Dawanjia Inc. and Orange Island Technology Inc. in 2019 since we determined that they had encountered going-concern issues due to their working capital deficiencies and poor operating results.

Gain Recognized on Remeasurement of Previously Held Equity Interest in Acquiree

We did not record any gain on remeasurement of previously held equity interest in acquiree.

We recorded gain on remeasurement of previously held equity interest in acquiree of RMB16.3 million in 2019 since we acquired control of Beijing Jiufu Weiban Technology Limited and Yoquant Technology (Beijing) Limited in 2019. Our existing equity interests in these entities previously accounted for under equity method were remeasured to a fair value, with the excess over the carrying value recognized as gain.

Net Loss from Disposal of Subsidiaries

We did not incur any net loss or gain from disposal of subsidiaries in 2020.

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

2020 Compared to 2019.   Our other income, net, decreased by 26.0% from RMB52.9 million in 2019 to RMB39.1 million (US$6.0 million) in 2020, which was primarily due to a decrease of VAT reduction and an increase of non-operating expenses in relation to assets disposal and write-off of accounts receivables in the amount of RMB26.9 million (US$4.1 million).

2019 Compared to 2018.   Our other income, net, increased by 106.4% from RMB25.6 million in 2018 to RMB52.9 million in 2019, which was primarily due to an increase of VAT reduction amount of RMB25.8 million in 2019 compared to 2018.

Income Tax (Expense) Benefit

2020 Compared to 2019.   We had an income tax expense of RMB538.3 million (US$82.5 million) in 2020, compared to an income tax expense of RMB174.6 million in 2019, primarily because the increase in the deferred tax assets.

2019 Compared to 2018.   We had an income tax benefit of RMB174.6 million in 2019, compared to an income tax expense of RMB402.4 million in 2018, primarily because we recorded net losses in 2019. The income tax benefit recognized in 2019 can be carried forward to offset future tax payable.

Earnings (Loss) in Equity Method Investments

2020 Compared to 2019. Our loss in equity method investments decreased from RMB107.9 million in 2019 to RMB21.3 million (US$3.3 million) in 2020. The decrease is mainly due to the improved operating results of the entities we invested in, partially offset by tax in the amount of RMB10.7 million (US$1.6 million).

2019 Compared to 2018.   Our loss in equity method investments increased from RMB41.1 million to RMB107.9 million in 2019. The increase is mainly due to that we incurred a disposal loss of RMB63.4 million in 2019 with respect to our disposal of Shenzhen Boya Chengxin Financial Service Limited.

Net Income (loss)

As a result of the foregoing, we recorded net income of RMB1,975.2 million in 2018, and recorded a net loss of RMB2,153.6 million and RMB2,251.2 million (US$345.0 million) in 2019 and 2020, respectively.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2019 and 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2019	2020
	RMB	RMB	US$

	(in thousands)
Assets:
Cash and cash equivalents	4,684,003	2,726,712	417,887
Restricted cash	125,437	390,702	59,878
Term deposits	24,000	133,761	20,500
Accounts receivable, net of allowance for doubtful accounts of RMB1,053, RMB1,433,449 and RMB17,396 (US$2,666) as of December 31, 2018, 2019 and 2020, respectively	280,995	40,862	6,262
Other receivables, net of allowance for doubtful accounts of RMB5,010, RMB36,773 and RMB14,279 (US$2,188) as of December 31, 2018, 2019 and 2020, respectively	117,340	126,745	19,425
Loan receivables, net of allowance for doubtful accounts of nil, RMB 615,592 and RMB320,364 (US$49,098) as of December 31, 2018, 2019 and 2020, respectively	778,480	267,383	40,978
Prepaid expenses and other assets	1,137,787	793,092	121,547
Long-term investments	775,644	738,272	113,145
Liabilities:
Deferred revenue	788,906	82,643	12,666
Income tax payable	320,350	255,244	39,118
Accrued expenses and other liabilities	1,229,110	726,686	111,370

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. We consider all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Our cash and cash equivalents decreased by 41.8% from RMB4,684.0 million as of December 31, 2019 to RMB2,726.7 million (US$417.9 million) as of December 31, 2020, primarily because the outflow of cash as a result of the decrease in cash generated from our loan facilitation service, which we ceased to operate in 2020.

Restricted Cash

Our restricted cash mainly consists of cash we received from investors for their investment in securities.

Our restricted cash increased by 211.5% from RMB125.4 million as of December 31, 2019 to RMB390.7 million (US$59.9 million) as of December 31, 2020, primarily because the increase of cash received by Fuyuan Securities from investors for their investment in securities.

Term Deposits

Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Our term deposit increased by 457.3% from RMB24.0 million as of December 31, 2019 to RMB133.8 million (US$20.5 million) as of December 31, 2020, which was primarily due to the purchase of a term investment product in the amount of RMB129 million (US$20 million).

Accounts Receivable, net

Our accounts receivable, net of allowance for doubtful accounts, primarily includes the service fees receivable from investors and accounts receivable from financial institution partners.

Our accounts receivable, net of allowance for doubtful accounts decreased by 85.5% from RMB281.0 million as of December 31, 2019 to RMB40.9 million (US$6.3 million) as of December 31, 2020, primarily due to the decrease in revenue as a result of decrease of loan facilitation service, as well as the collection of accounts receivables in the amount of RMB10.6 million (US$2 million) and the provision of certain doubtful accounts in the amount of RMB4.5 million (US$1 million).

Other Receivables, net

Our other receivable, primarily includes the funds receivable from external payment network providers and accrued interest receivable. Our other receivables, net of allowance for doubtful accounts increased by 8.0% from RMB117.3 million as of December 31, 2019 to RMB126.7 million (US$19.4 million) as of December 31, 2020.

Loan Receivables, net

Our loan receivables, net of allowance for doubtful accounts, mainly represent loans to third-party borrowers.

Our loan receivables decreased by 65.7% from RMB778.5 million, net of allowance for doubtful accounts of RMB615.6 million, as of December 31, 2019 to RMB267.4 million (US$41.0 million) net of allowance for doubtful accounts of RMB320.4 million, (US$49.1 million), as of December 31, 2020, primarily due to reclassification of certain loans as operating expenses in the amount of RMB382 million (US$59 million), as well as the collections of loan receivables in the amount of RMB36 million (US$6 million) and the provision of certain doubtful accounts in the amount of RMB144 million (US$22 million).

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets include deposits, advance to suppliers, prepaid taxes, prepaid service fee, prepaid investment and others.

Our prepaid expenses and other assets decreased by 30.3% from RMB1,137.8 million as of December 31, 2019 to RMB793.1 million (US$121.5 million) as of December 31, 2020, primarily due to decrease in prepaid expenses made to Hubei Consumer Finance Company as a result of investment in Hubei Consumer Finance Company in the amount of RMB361 million (US$55 million), as well as reclassification of certain prepaid expenses as operating expenses in the amount of RMB182 million (US$28 million).

Long-term Investments, net

Our long-term investments consist of equity securities without readily determinable fair value, equity method investments and held-to-maturity and available-for-sale investments.

Our long-term investments decreased by 4.9% from RMB775.6 million as of December 31, 2019 to RMB738.0 million (US$113.1 million) as of December 31, 2020.

Deferred Revenue

Deferred revenue consists of post origination service fees received or receivable from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered during the loan period.

Our deferred revenue decreased by 89.5% from RMB788.9 million as of December 31, 2019 to RMB82.6 million (US$12.7 million) as of December 31, 2020 primarily due to the decrease of loan facilitation service as well as the recognition of revenue upon completion of service.

Income Tax Payable

Our income tax payable slightly decreased by 20.3% from RMB320.4 million as of December 31, 2019 to RMB255.2 million (US$39.1 million) as of December 31, 2020, primarily due to reclassification of certain tax item as other assets in the amount of RMB40.7 million (US$6.2 million).

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities decreased by 40.9% from RMB1,229.1 million as of December 31, 2019 to RMB726.7 million (US$111.4 million) as of December 31, 2020, primarily due to decrease in services fees, which was in turn resulting from the decrease of our loan facilitation service.

B.Liquidity and Capital Resources

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2019	2020
	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(429,047)	(1,744,599)	(267,370)
Net cash (used in) provided by investing activities	(707,611)	39,466	6,048
Net cash provided by financing activities	471,978	12,896	1,976
Net increase (decrease) in cash, cash equivalents and restricted cash	(659,637)	(1,692,026)	(259,314)
Cash, cash equivalents and restricted cash at beginning of the year	5,469,077	4,809,440	737,079
Cash, cash equivalents and restricted cash at end of the year	4,809,440	3,117,414	477,765

Operating activities

Our net cash used in operating activities was RMB1,744.6 million (US$267.4 million) in 2020. In 2020, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB2,251 million (US$345.0 million), primarily resulted from (i) adjustment of adding back non-cash and non-operating items, mainly including provision for (reversal of) allowance for doubtful accounts of RMB340.3 million (US$52.1 million), share-based compensation of RMB290.6 million (US$44.5 million) and impairment loss of equity securities without readily determinable fair value of RMB340.3 million (US$52.2 million), and (ii) changes in operating assets and liabilities, mainly including prepaid expenses and other assets of RMB570.4 million (US$87.4 million) and deferred tax assets of RMB504.0 million (US$77.2 million), partially offset by accrued expenses and other liabilities of RMB807.1 million (US$123.7 million), deferred revenue of RMB706.3 million (US$108.2 million), and contract assets of RMB335.1 million (US$51.4 million).

Our net cash used in operating activities was RMB429.0 million in 2019. In 2019, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB2,153.6 million primarily resulted from the increase in our provision for allowance for doubtful accounts of RMB2,133.8 million, the increase in our accrued expenses and other liabilities of RMB479.3 million and the increase in our deferred revenue of RMB442.1 million, partially offset by the increase in accounts receivable of RMB1,539.9 million. The increase in our provision for allowance for doubtful accounts was primarily because we recognized full valuation allowance for accounts receivables from PICC amounting to RMB1,432.3 million and valuation allowance for loan receivables amounting to RMB649.8 million. The increase in our accrued expenses and other liabilities was primarily due to the increases in each of the accrued advertising and marketing fee, payable related to service fee and others, and amounts due to customers for the segregated bank balances held on their behalf. Our deferred revenue increased because the service fees charged to borrowers, investors and financial institution partners that were allocated to post-origination service fees increased. The increase in accounts receivable was primarily due to the increase in receivables due from PICC.

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

Investing activities

Net cash provided in investing activities was RMB39.5 million (US$6.0 million) in 2020, which was primarily attributable to our proceeds from collection of loan receivable of RMB534.0 million (US$81.8 million) partially offset by our purchase of long-term investment of RMB469.6 million (US$72.0 million) and our purchase of term deposits of RMB109.8 million (US$16.8 million).

Net cash used in investing activities was RMB707.6 million in 2019, which was primarily attributable to our payment for the origination of loan receivables of RMB756.1 million, our prepayment of investment of RMB632.1 million, our purchase of term deposits of RMB232.3 million and our purchases of long-term investment of RMB192.7 million, partially offset by redemption of term deposits of RMB1,048.8 million.

Net cash used in investing activities was RMB1,236.8 million in 2018, which was primarily attributable to the payment for the origination of loan receivables of RMB1,712.0 million and purchase of term deposits of RMB1,651.0 million, partially offset by redemption of term deposits of RMB1,549.6 million.

Financing activities

Net cash provided by financing activities was RMB12.9 million (US$2.0 million) in 2020, which was attributable to capital contribution by non-controlling shareholders of RMB12.9 million (US$2.0 million).

Net cash provided by financing activities was RMB472.0 million in 2019, which was attributable to the net proceeds of RMB463.1 million from initial public offering and from exercising the over-allotment option by the underwriters, net of issuance cost of RMB31.8 million, and capital contribution by non-controlling shareholders of RMB8.9 million.

Net cash provided by financing activities was RMB545.9 million in 2018, which was primarily attributable to our preferred share issuance in 2018, net of issuance cost of RMB0.5 million.

Capital Expenditures

We had capital expenditures of RMB48.6 million, RMB56.7 million and RMBnil in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for leasehold improvements and purchases of property, equipment and software. Our capital expenditures for 2021 are expected to be approximately RMB20.0 million (US$3.1 million), consisting primarily of expenditures related to our efforts with respect to obtaining operating license and proposed inverstments. We will continue to make capital expenditures to meet the expected growth of our business.

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

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Off-balance Sheet Arrangements

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

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	2021	2022	2023	2024	Thereafter

Contractual Obligations:
Operating Leases Obligations	20,078	18,789	2,931	—	—	—
Total	20,078	18,789	2,931	—	—	—

Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business system. We lease certain office premises and such cloud infrastructure under non-cancelable operating lease arrangements.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

H.Recent Development

We early terminated an office lease contract with terms from October 1, 2018 to September 30, 2021 in Beijing on March 3,2021 due to our decision to exit our loan facilitation business operation. According to the termination agreement, we were required to pay RMB10 million (US$1.5 million) for the default and restoration, which we have made in full on March 26, 2021.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Sun	41	Chairman of the Board of Directors
Yifan Ren	38	Vice chairman of the Board of Directors
Changxing Xiao	48	Director
Fangxiong Gong	57	Independent Director
Haitian Lu	41	Independent Director
Lei Liu	39	Chief Executive Officer and Chief Risk Officer and Director
Lixing Chen	39	Vice President and Chief Operating Officer
Yanjun Lin	42	Chief Financial Officer and Director, Chief Executive Officer of Our International Businesses and Fuyuan Securities Limited
Xiaojun Yang	46	Director of International Business

Lei Sun has been our director since January 2014, and our chairman of the board of directors since November 2017. Mr. Sun has over fifteen years of experience in financial services industry and is a recipient of numerous prestigious national awards. Prior to founding our company in August 2006, Mr. Sun was a senior manager at the head office of China Minsheng Bank (HKEX: 1988) from September 2005 to August 2006. From August 2005 to September 2005, Mr. Sun served as a department head with Digital China Group Co., Ltd. (SZ: 000034) in charge of the development of internet financing products. Prior to that, Mr. Sun served as a director of banking service department with Taihe Chengxin Investment Co., Ltd. from August 2004. From March 2003 to August 2004, Mr. Sun served as the department head of financial services department of Hi Sun Technology (China) Limited (HKEX: 0818). Mr. Sun received his bachelor’s degree in finance and EMBA from Peking University in 2003 and 2013, respectively.

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

Haitian Lu is currently a professor in law at the School of Accounting and Finance and the director of Chinese Mainland Affairs at The Hong Kong Polytechnic University. Dr. Lu is currently serving as an independent non-executive director of K. H. Group Holdings Limited (HKEX: 1557), an independent non-executive director of Loto Interactive Limited (HKEX: 8198), and an independent non-executive director of China Life Trustees Limited. Dr. Lu served at the School of Accounting and Finance in The Hong Kong Polytechnic University first as a visiting lecturer in law from September 2005 to June 2007 and later as an assistant professor in law from June 2007 to June 2012, associate professor in law from July 2012 to June 2018, and full professor in law and finance from July 2018. He also served as associate head of School of Accounting and Finance from July 2012 to December 2017, and associate dean in the Faculty of Business from January 2018 to January 2020. Dr. Lu has more than 15 years of experience in accounting, finance and law. Dr. Lu obtained his bachelor’s degree in international economic law from Nanjing University in 2001, his master of laws degree from The University of Liverpool in 2002, and a Ph.D. degree in law from National University of Singapore in 2007.

Lei Liu is our co-founder and has served as our director since August 2019, our president since April 2020, our chief risk officer since June 2020, and our chief executive officer since August 2020. Previously, Mr. Liu served as our executive president and chief risk officer. Prior to founding our business, Mr. Liu worked as the senior product manager of the retail banking department of the head office of China Minsheng Bank (HKEX: 1988) from 2006 through 2007, responsible for developing personal loan products. Prior to that, Mr. Liu served as a supervisor of personal finance business with the Shenzhen branch of China Minsheng Bank, responsible for business development and product design since 2003. Mr. Liu received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 2003, and his EMBA degree from Peking University in 2018.

Lixing Chen is our co-founder and has served as our vice president since August 2006, our chief operating officer since April 2020. Previously, Mr. Chen served as chief executive officer of Jiufu Puhui. Prior to founding our business, Mr. Chen worked as a project manager with Regal Lloyds International Real Estate Consultants Beijing Co., Ltd from January 2005 to July 2006 and an analyst at China Economic Information Network Co., Ltd from July 2003 to December 2004. Mr. Chen received his bachelor’s degree in finance from Peking University in 2003 and his master’s degree in finance from the Institute of Finance & Banking of the Chinese Academy of Social Sciences in 2014.

Yanjun Lin joined us in April 2015, and has been our chief financial officer since April 2016, chief executive officer of Fuyuan Securities Limited since August 2016, and chief executive officer of our international businesses since September 2017, and our director since November 2017. Mr. Lin has worked in the banking and finance industry for more than 15 years. Mr. Lin served as the director of Barclays Capital Asia Limited from August 2012 to April 2015. Prior to that, Mr. Lin served as an associate, vice president and director at Credit Suisse (Hong Kong) Limited from June 2008 to August 2012. Mr. Lin was an investment banker with BOC International Holdings Limited, Cazenove (Asia) Limited and Bear Stearns Asia Limited before joining Credit Suisse (Hong Kong) Limited. Mr. Lin also currently serves as the director of Asian Youth Orchestra, the director of Smart Finance Research Center of Financial Science and Technology Institute at Tsinghua University, and is a Fellow of Aspen Institute’s China Fellowship Program. Mr. Lin received his bachelor’s degree in money and banking from Peking University in 2001 and is an EMBA candidate of PBC School of Finance of Tsinghua University.

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

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB29.3 million (US$4.5 million) in cash to our executive officers and directors. We have not set aside or accrue any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Our board of directors approved, in June 2015, June 2016 and March 2021, the 2015 Share Incentive Plan, the 2016 Share Incentive Plan and 2021 Share Incentive Plan, respectively, (as amended and collectively, the “Share Incentive Plans”). The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. The maximum aggregate number of ordinary shares under the Share Incentive Plans is 9,1603,068 Class A ordinary shares, and an annual increase on the first day of each of the five consecutive fiscal years of the Company commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding ordinary shares or (ii) such fewer number of shares as may be determined by our board of directors, subject to amendment. As of the date of this annual report, awards to purchase 33,626,808 Class A ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2021, the options granted under the Share Incentive Plans to our current directors, executive officers and other grantees, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares		Exercise Price
Name	Underlying Options		(US$/Share)	Date of Grant	Date of Expiration
Lei Sun	6,227,900		0-2.34	7/10/2015	7/9/2020
	9,600,000		0-2.34	7/1/2016	7/1/2021
	24,958,000	(1)	2.12	10/20/2017	10/19/2022
Lei Liu	3,000,000		0-2.34	7/10/2015	7/9/2022
Lixing Chen	1,800,000		0-2.34	7/10/2015	7/9/2022
Yanjun Lin	1,086,900		0-2.34	7/10/2015	7/9/2022
	483,100		1.17	8/23/2016	8/22/2021
	2,000,000		3.70	7/1/2019	6/30/2024
Xiaojun Yang	4,082,700		1.17	7/1/2016	7/1/2021

All Directors and Executive Officers as a Group	53,238,600
*	Less than one percent of our total outstanding shares.
(1)	Options to purchase 7,737,735 Class A ordinary shares of our company have been transferred to other employees of our company.

As of March 31, 2021, other employees as a group hold options to purchase 17,636,643 ordinary shares of our company, with exercise prices ranging from nil to US$7.39 per share.

C.Board Practices

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

Audit Committee. Our audit committee consists of Haitian Lu and Fangxiong Gong. Haitian Lu is the chairman of our audit committee. We have determined that Haitian Lu and Fangxiong Gong each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We rely on Rule 5615(a)(3) to follow our home country governance requirements of having an audit committee of two members, instead of three. In addition, we have determined that Haitian Lu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee consists of Fangxiong Gong and Haitian Lu. Fangxiong Gong is the chairman of our compensation committee. We have determined that Fangxiong Gong and Haitian Lu each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee consists of Haitian Lu and Fangxiong Gong. Haitian Lu is the chairperson of our nominating and corporate governance committee. We have determined that Haitian Lu and Fangxiong Gong each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.Employees

We had 1,649, 1,946 and 1,091 employees as of December 31, 2018, 2019 and 2020, respectively. The Company made active efforts on workforce optimization in 2020 in answer to the adverse impact brought by COVID-19 pandemic and economic slowdown. Almost all our employees are located in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

As of December 31, 2020
Function:
Product and technology	447
Risk management	76
Business operation	226
Sales and marketing	167
General administration	175
Total	1,091

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 203,510,681 ordinary shares as of April 30, 2021.

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

	Ordinary Shares Beneficially Owned
					Percentage
					of
				Percentage of	aggregate
	Class A	Class B	Total ordinary	total ordinary	voting
	ordinary shares	ordinary shares	shares	shares	power†
Directors and Executive Officers:**
Lei Sun(1)	6,085,465	58,348,000	64,433,465	30.7%	65.5%
Yifan Ren(2)	43,583,400	—	43,583,400	21.4%	9.7%
Changxing Xiao(3)	13,920,300	—	13,920,300	6.8%	3.1%
Fangxiong Gong	—	—	—	—	—
Haitian Lu	—	—	—	—	—
Lei Liu(4)	4,500,000	1,347,600	5,847,600	2.9%	2.5%
Lixing Chen(5)	4,600,000	1,466,800	6,066,800	3.0%	2.7%
Yanjun Lin(6)	2,911,500		2,911,500	1.4%	0.6%
Xiaojun Yang (7)	4,082,700	—	4,082,700	2.0%	0.9%
All Directors and Executive Officers as a Group				64.5%	83.3%

Principal Shareholders:
Nine F Capital Limited(1)	6,085,465	58,348,000	64,433,465	30.7%	65.6%
Nine Fortune Limited(2)	45,583,400	—	43,583,400	21.4%	9.7%
DFM Capital Ltd.(3)	13,920,300	—	13,920,300	6.8%	3.1%
JAS Investment Group Limited(8)	10,635,400	—	10,635,400	5.2%	2.4%

Notes:

*	Less than 1% of our total outstanding shares.
**

Messrs. Lei Sun, Yanjun Lin, Lei Liu, Lixing Chen and Xiaojun Yang’s business address is Room 1607, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Mr. Fangxiong Gong’s business address is 3603 Central Plaza, Wan Chai, Hong Kong. Mr. Haitian Lu’s business address is Flat B, G/F, Block 5, Parc Inverness, 38 Inverness Road, Kowloon Tong, Kowloon, Hong Kong. Mr. Yifan Ren’s business address is Room 550, Sunflower Tower, No. 37 Maizidian Street, Chaoyang District, Beijing, People’s Republic of China. Mr. Changxing Xiao’s business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

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

(1)	Represents (i) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust; and (ii) 6,085,465 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Lei Sun is the settlor of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our Company.

(2)	Represents 43,583,400 Class A ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd, a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of the trust and Mr. Changxing Xiao and his family members are the trusts’ beneficiaries. Under the terms of this trust, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our company.
(4)	Represents (i) 1,347,600 Class B ordinary shares held by Stone Cube Capital Ltd. a British Virgin Islands company; (ii) 3,000,000 Class A ordinary shares held by Stone Cube Capital Ltd; and (iii) 1,500,000 Class A ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone Cube Capital Ltd is wholly-owned by Stone LL (PTC) Ltd., a private company incorporated in British Virgin Islands, which is in turn wholly-owned by Mr. Liu.
(5)	Represents (i) 1,466,800 Class B ordinary shares held by Xing Technology Inc., a British Virgin Islands company; (ii) 3,700,000 Class A ordinary shares held by Xing Technology Inc.; and (iii) 900,000 Class A ordinary shares that Xing Technology Inc. may purchase upon exercise of options within 60 days. The registered address of Xing Technology Inc. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Xing Technology Inc. is wholly-owned by Xing Forever (PTC) Ltd., a private company incorporated in British Virgin Islands, which is in turn wholly-owned by Mr. Chen.
(6)	Represents (i) 785,000 Class A ordinary shares held by L Investment Holding Limited, a British Virgin Islands company; (ii) 1,026,500 Class A ordinary shares that Mr. Yanjun Lin may purchase upon exercise of options within 60 days; and (iii) 1,100,000 Class A ordinary shares that L Investment Holding Limited may purchase upon exercise of options within 60 days. L Investment Holding Limited is wholly owned by Mr. Yanjun Lin. The registered address of L Investment Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(7)	Represents 4,082,700 Class A ordinary shares that Mr. Xiaojun Yang may purchase upon exercise of options within 60 days.
(8)	Represents 10,635,400 Class A ordinary shares held by JAS Investment Group Limited, a British Virgin Islands company. JAS Investment Group Limited is wholly owned by Mr. Nanchun Jiang. The registered address of JAS Investment Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Such shareholding information is based on the information set forth in the Schedule 13G filed by Mr. Nanchun Jiang and JAS Investment Group Limited jointly on February 12, 2020. As of June 15, 2020, JAS Investment Group Limited was not a record holder of the Company’s Class A ordinary shares.

To our knowledge, as of March 31, 2021, a total of 59,308,511 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2021, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with our Investee Companies

In 2019, Nanjing Lefang Intelligent Lite Technology Development Co., Ltd (“Nanjing Lefang”) provided us with borrower acquisition and referral services in the amount of RMB29.5 million. We provided consulting services to Nanjing Lefang in the amount of RMB2.0 millionin 2019. We also provided loans to Nanjing Lefang. As of December 31, 2019 and 2020, we had amounts of RMB50.0 million and nil, respectively, due from Nanjing Lefang, and RMB18.5 million and RMB18.8 million, respectively, due to Nanjing Lefang.

In 2019, Zhuhai Hengqin Flash Cloud Payment Information Technology Limited (“Zhuhai Hengqin Payment”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors, provided us with payment processing service in the amount of RMB9.2 million. As of December 31, 2019 and 2020, we had amounts of RMB3.1 million and 4.7 million, respectively, due to Zhuhai Hengqin Payment.

In 2019 and 2020, we received borrower acquisition and referral services from Beijing Jiuzao Technology Limited (“Beijing Jiuzao”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors since December 2019, in the amount of RMB7.3 million and RMB0.9 million (US$0.1 million). As of December 31, 2019 and 2020, we had RMB7.3 million and RMB0.2 million (US$27.4 thousands) due to Beijing Jiuzao.

In 2019 and 2020, we received credit inquiry services from Hangzhou Shuyun Gongjin Technology Limited (“Hangzhou Shuyun”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors, in the amount of RMB5.9 million and RMB0.4 million (US$0.5 million). As of December 31, 2019 and 2020, we had RMB0.9 million and RMB18 thousand (US$2.7 thousand) due to Hangzhou Shuyun.

As of December 31, 2020, we had RMB43.8 million (US$6.7 million) due to Niche Global Fintech Corporation Limited, an equity investee, which represented unpaid investment commitment.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In 2019, we partnered with PICC under our direct lending program. In November 2019, PICC stopped paying service fees as agreed in the Cooperation Agreement. PICC further disputed with us regarding payments of the service fees under the Cooperation Agreement.

In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the Cooperation Agreement. We, together with our legal counsel of the case has determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the Cooperation Agreement plus accrued interest should be refunded to PICC. We will vigorously assert our rights against PICC and defend ourselves against any claims brought against us by PICC in these legal proceedings. However, both actions remain at the preliminary stage, and it is not possible at this stage to ascertain the outcome of either of the lawsuits. If we do not prevail in either of the lawsuits completely or in part, or fails to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

We suspended our cooperation with PICC on new loans under our direct lending program since December 2019 and entered into agreements with other financing guarantee companies in providing guarantee services to the institutional funding partners.

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020) (the “State Court Action”) and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, filed Jan. 20, 2021) (the “Federal Court Action”). Both actions allege that defendants made misstatements and omissions in connection with our initial public offering in August 2019 in violation of the federal securities laws. On April 21, 2021, we have completed briefing on Defendants’ Motion to Dismiss the State Court Action, and a decision is currently pending. Both cases remain in their preliminary stages.

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

If we pay any dividends on our class A ordinary shares, we will pay those dividends which are payable in respect of the class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—Description of American Depositary Shares.” Cash dividends on our class A ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.Offering and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing one Class A ordinary shares of ours, have been listed on the Nasdaq Global Market since August 15, 2019. Our ADSs trade under the symbol “JFU.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and of the Companies Act (2021 Revision), insofar as they relate to the material terms of our ordinary shares.

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

A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings; however, our sixth amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our sixth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation.   On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our sixth amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our sixth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of the company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.   If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of all of the holders of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares

Issuance of Additional Shares.   Our sixth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our sixth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of preferred shares to constitute the series and the subscription price thereof if different from the par value thereof;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.   Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.   Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members.   Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	(i) the names and addresses of the members, together with a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our sixth amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our sixth amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our sixth amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our sixth amended and restated articles of association do not provide our shareholders with other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our sixth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our sixth amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our sixth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of all the holders of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our sixth amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.   There are no limitations imposed by our sixth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our sixth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange, Regulations Related to Dividend Distribution, and Regulations Related to Employee Stock Incentive Plan.”

E.Taxation

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares).

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;
●	persons that actually or constructively own 10% or more of our stock (by vote or value);
●	investors that have a functional currency other than the U.S. dollar;
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 202, and we will likely be a PFIC for our current taxable year ending December 31, 2021 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above and below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. The ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. Furthermore, as described above under “Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and that we will likely be a PFIC for our current taxable year ending December 31, 2021. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

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

Sale or other disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Subject to the discussion under “Passive Foreign Investment Company Rules,” the gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. However, as described above under “Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year ending December 31, 2021, in which case gains will be taxed as described in “Passive Foreign Investment Company Rules.” The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise and gain from the disposition of the ADSs or ordinary shares is subject to PRC taxation, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty, or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive foreign investment company rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

Up to U.S.$5.00 per 100 ADS (or fraction thereof) converted

An ADS holder will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
●	certain cable, telex and facsimile transmission and delivery expenses;
●	in connection with the conversion of foreign currency, the fees, expenses, spreads, taxes and other charges of the depositary and/or conversion service providers (which may be a division, branch or affiliate of the depositary);
●	any reasonable and customary out-of-pocket expenses incurred in such conversion and/or on behalf of the holders and beneficial owners in complying with currency exchange control or other governmental requirements; and
●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2020, we received approximately US$2.2 million, net of applicable taxes as reimbursement from the depositary.

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

For the period from August 14, 2019, the date that the F-1 registration statement was declared effective by the SEC, to the date of this annual report, we have used approximately US$21.3 million of the net proceeds from our initial public offering, including US$18.1 million in investment in Fuyuan Securities for its current and future operations, and US$3.2 million in investment in Southeast Asia. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to the extent the referrences to our product offerings will reflect our transitioning into a technology company.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses: (i) one material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) the other two material weaknesses that have been identified related to the lack of appropriate detailed account analysis and related account reconciliation in the Company’s book close process, and the lack of documentation in support of the Company’s key process flows and related key internal control policies and procedures as well as documentation of the Company’s critical accounting estimates and the procedures it has completed to ensure compliance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in and continues to be engaged in making necessary changes and improvements to the overall design of the Company’s control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures and of internal control over financial reporting described above.

To remediate the material weaknesses described above, we plan to (i) enhance the effectiveness of our financial reporting process by placing additional focus on the timeliness and quality of our detailed account analyses, and (ii) strengthen the integrity of our disclosure controls by developing a formal process to ensure that all significant transactions will be thoroughly evaluated for disclosure during the financial reporting process

We have implemented the following measures to address the material weaknesses identified. We have engaged a qualified financial consulting firm with extensive experience in U.S. GAAP and SEC reporting to assist us in the preparation of our consolidated financial statements and related notes to the financial statements; completion of related account analyses and reconciliations; and development of relevant accounting policy and procedures that are designed to ensure compliance with compliance with U.S. GAAP. However, the implementation of these measures is still at an early stage and we need more time to fully implement these measures to remediate the materials weaknesses. Therefore, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Haitian Lu, member of our audit committee and independent directors (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, effective in August 2019. We have posted a copy of our code of business conduct and ethics on our website at http://ir.9fgroup.com/corporate/governance-overview.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP Marcum Bernstein & Pinchuk LLP and Wei, Wei & Co., LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

The table below set forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal year ended December 31, 2020.

For the Year Ended December 31, 2020
(in thousands of RMB)
Audit fees(1)	8,273
Tax fees(2)	129

The table below set forth information about fees payable by us to Marcum Bernstein & Pinchuk LLP for the fiscal year ended December 31, 2020.

For the Year Ended December 31, 2020
(in thousands of RMB)
Audit fees(3)	1,566
Tax fees	—

The table below set forth information about fees payable by us to Deloitte Touche Tohmatsu Certified Public Accountants LLP for the fiscal year ended December 31, 2019.

For the Year Ended December 31, 2019
(in thousands of RMB)
Audit fees(4)	22,090
Tax fees(2)	550

Notes:

(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.
(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.
(3)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements, for which no report has been issued to us.
(4)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.
(5)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2019.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the year ended December 31, 2019 and Marcum Bernstein & Pinchuk LLP Wei, Wei & Co., LLP for the year ended December 31, 2020 as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 9, 2021, our audit committee approved the replacement of Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm. We engaged Marcum Bernstein & Pinchuk LLP (“MarcumBP”), as our independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board. The decision was not made due to any disagreements between us and Deloitte.

The reports of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through February 9, 2021, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, or (ii) “reportable events”, as defined in item 16F(a)(1)(v) of the instructions to 20-F, that would be required to be described this annual report other than the material weaknesses as of December 31, 2018 and 2019 of lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC and lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP disclosed in our current report on Form 20-F filed with the SEC on June 24, 2020.

We have provided Deloitte with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated May 17, 2021 is attached as Exhibit 16.1.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through February 9, 2021, neither we nor anyone on behalf of us has consulted with MarcumBP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that MarcumBP concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

On May 16, 2021, our audit committee approved the previous appointment of Wei, Wei & Co., LLP (“WWC”) as our independent registered public accounting firm to replace MarcumBP. The change of our independent registered public accounting firm had been approved by the audit committee of our board, and the decision was not made due to any disagreements between us and MarcumBP.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through May 16, 2021, there have been no (i) disagreements between us and MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of MarcumBP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided MarcumBP with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from MarcumBP a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of MarcumBP’s letter dated May 16, 2021 is attached as Exhibit 16.2.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through May 16, 2021, neither we nor anyone on behalf of us has consulted with WWC regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that W&W concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We followed home country practice with respect to the requirements for the majority of the board being independent and maintaining an audit committee of at least three members. We have also adopted a new equity incentive award plan without shareholders’ approval.

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
2.3

Deposit Agreement dated August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))

2.4

Shareholders Agreement between the Registrant and other parties thereto dated September 20, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))

2.5

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F for the year ended December 31, 2019 filed on June 24, 2020 (File No. 001-39025))

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

Exhibit
Number	Description of Document

4.10*

English version of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Shuke as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Shuke

4.11*	2021 Share Incentive Plan
8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Wei, Wei & Co., LLP
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP regarding Item 16F of this annual report.
16.2*	Letter from Marcum Bernstein & Pinchuk LLP regarding Item 16F of this annual report.
101.INS*	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

9F Inc.

	By:	/s/ Lei Liu
		Name:	Lei Liu
		Title:	Chief Executive Officer

Date: May 17, 2021

9F Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of 9F Inc. and subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes and Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

May 17, 2021

We have served as the Company’s auditors since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 9F Inc., and its subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes and the schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis of Matter

As discussed in Note 21 and 22 to the financial statements, subsequent to December 31, 2019, the Company experienced significant disruption to its operations resulting from the outbreak of COVID-19 epidemic, and in addition, has initiated legal action against PICC Property and Casualty Company Limited Guangdong Branch, which the Company had contracted with under the direct lending model. The Company has taken various measures to counter such disruptions. Our opinion is not modified with respect to these matters.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 24, 2020

We have served as the Company’s auditor since 2018. In 2021, we became the predecessor auditor.

9F Inc.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares)

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note 2)
ASSETS:
Cash and cash equivalents	4,684,003	2,726,712	417,887
Restricted cash	125,437	390,702	59,878
Term deposits	24,000	133,761	20,500
Accounts receivable, net of allowance for doubtful accounts of RMB1,433,449 and RMB1,446,994 as of December 31, 2019 and 2020, respectively	280,995	40,862	6,262
Other receivables, net of allowance for doubtful accounts of RMB36,773 and RMB17,396 as of December 31, 2019 and 2020, respectively	117,340	126,745	19,425
Loan receivables, net of allowance for doubtful accounts of RMB615,592 and RMB320,364 as of December 31, 2019 and 2020, respectively	778,480	267,383	40,978
Amounts due from related parties	50,000	—	—
Prepaid expenses and other assets	1,137,787	793,092	121,547
Contract assets, net of allowance for losses of RMB2,255 and RMB14,749 as of December 31, 2019 and 2020, respectively	24,824	10,374	1,590
Long-term investments,net	775,644	738,272	113,145
Operating lease right-of-use assets, net	121,791	28,668	4,394
Property, equipment and software, net	110,376	63,396	9,716
Goodwill, net	72,224	22,121	3,390
Intangible assets, net	73,476	44,413	6,807
Deferred tax assets, net	503,987	—	—
TOTAL ASSETS	8,880,364	5,386,501	825,519
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB772,340 and RMB81,246 as of December 31, 2019 and 2020, respectively)	788,906	82,643	12,666
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB35,958 and RMB29,152 as of December 31, 2019 and 2020, respectively)	41,646	34,540	5,293
Income tax payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB303,684 and RMB224,533 as of December 31, 2019 and 2020, respectively)	320,350	255,244	39,118
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB1,056,128 and RMB238,170 as of December 31, 2019 and 2020, respectively)	1,229,110	726,686	111,370
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without resource to the Group of RMB119,005 and RMB19,100 as of December 31, 2019 and 2020, respectively)	125,407	29,503	4,522
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB29,902 and RMB24,146 as of December 31, 2019 and 2020, respectively)	29,902	25,289	3,876
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB13,200 and RMB5,742 as of December 31, 2019 and 2020, respectively)	17,215	9,280	1,422
TOTAL LIABILITIES	2,552,536	1,163,185	178,267
Commitments and Contingencies (Note 21)
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized as of December 31, 2019 and 2020; 128,228,600 and 142,348,281 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized as of December 31, 2019 and 2020; 66,962,400 and 61,162,400 shares issued and outstanding as of December 31, 2019 and 2020)	1	1	—
Additional paid-in capital	5,241,296	5,531,926	847,805
Statutory reserves	459,029	466,352	71,472
Retained earnings (deficit)	488,236	(1,822,749)	(279,349)
Accumulated other comprehensive income	92,220	(6,953)	(1,066)
Total 9F Inc. shareholders’ equity	6,280,783	4,168,578	638,862
Non‑controlling interest	47,045	54,738	8,390
Total shareholders’ equity	6,327,828	4,223,316	647,252
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	8,880,364	5,386,501	825,519

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues:
Loan facilitation services	4,960,671	3,477,897	177,147	27,149
Post‑origination services	367,439	604,732	859,102	131,663
Others	228,372	342,334	219,756	33,679
Total net revenues	5,556,482	4,424,963	1,256,005	192,491
Operating costs and expenses:
Sales and marketing (including services provided by related parties of RMB37,769 in 2018,RMB42,770 in 2019 and RMB901 in 2020)	(1,746,375)	(2,343,428)	(343,056)	(52,576)
Origination and servicing (including services provided by related parties of RMB39,000 in 2018,RMB15,120 in 2019 and RMB358 in 2020)	(444,830)	(1,137,451)	(543,487)	(83,293)
General and administrative (including share-based compensation of RMB508,162 in 2018,RMB353,151 in 2019 and RMB290,630 in 2020)	(1,159,746)	(1,155,747)	(1,303,833)	(199,821)
Reversal of (provision for) doubtful contract assets and receivables	2,637	(2,148,638)	(347,803)	(53,303)
Total operating costs and expenses	(3,348,314)	(6,785,264)	(2,538,179)	(388,993)
Interest income	208,350	225,751	102,425	15,697
Impairment loss of investments	(23,140)	(154,898)	(462,490)	(70,880)
Impairment loss of goodwill	—	—	(50,291)	(7,707)
Impairment loss of intangible assets and property, equipment and software	—	—	(38,145)	(5,846)
Gain recognized on remeasurement of previously held equity interest in acquiree	—	16,272	—	—
Net loss from disposal of subsidiaries	(257)	—	—	—
Other income, net	25,608	52,852	39,112	5,994
Income (loss) before income tax expense and earnings (loss) in equity method investments	2,418,729	(2,220,324)	(1,691,563)	(259,244)
Income tax (expense) benefit	(402,403)	174,597	(538,322)	(82,501)
Earnings (loss) in equity method investments, net of tax of nil, RMB3,425 and RMB10,669 in 2018, 2019 and 2020	(41,143)	(107,918)	(21,317)	(3,267)
Net income (loss)	1,975,183	(2,153,645)	(2,251,202)	(345,012)
Net income (loss) attributable to the non-controlling interest shareholders	6,621	(5,931)	(7,693)	(1,179)
Net income (loss) attributable to 9F Inc.	1,981,804	(2,159,576)	(2,258,895)	(346,191)
Change in redemption value of preferred shares	(17,225)	(10,711)	—	—
Net income (loss) attributable to ordinary shareholders	1,964,579	(2,170,287)	(2,258,895)	(346,191)
Net income (loss) per ordinary share
Basic	10.57	(12.43)	(11.37)	(1.74)
Diluted	9.41	(12.43)	(11.37)	(1.74)
Weighted average number of ordinary shares ordinary share
Basic	162,672,800	174,552,468	198,596,879	198,596,879
Diluted	185,735,200	174,552,468	198,596,879	198,596,879

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income (loss)	1,975,183	(2,153,645)	(2,251,202)	(345,012)
Other comprehensive income (loss):
Foreign currency translation adjustment	84,430	12,126	(99,173)	(15,199)
Unrealized gains (losses) on available for sale investments, net of tax of nil	(1,146)	(99)	—	—
Total comprehensive income (loss)	2,058,467	(2,141,618)	(2,350,375)	(360,211)
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	6,621	(5,931)	(7,693)	(1,179)
Total comprehensive income (loss) attributable to 9F Inc.	2,065,088	(2,147,549)	(2,358,068)	(361,390)

The accompanying notes are an integral part of these consolidated financial statements

9F Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except for number of shares)

	9F Inc. Shareholders’ Equity
	Ordinary shares
						Accumulated	Total
			Additional			other	9F Inc.	Non‑	Total
	Number		paid‑in	Statutory	Retained	comprehensive	shareholders’	controlling	shareholders’
	of shares	Amount	capital	reserve	earnings	income (loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	162,672,800	—	3,046,725	446,277	2,671,275	80,193	6,244,470	10,450	6,254,920
Issuance of ordinary shares upon Initial Public Offering (“IPO”) net of issuance cost of RMB31,776 (Note 15)	8,085,000	—	463,065	—	—	—	463,065	—	463,065
Conversion of convertible preferred shares to ordinary shares	24,433,200	2	1,393,131	—	—	—	1,393,133	—	1,393,133
Change in redemption value of preferred shares (Note 14)	—	—	—	—	(10,711)	—	(10,711)	—	(10,711)
Share-based compensation	—	—	353,151	—	—	—	353,151	—	353,151
Net income (loss)	—	—	—		(2,159,576)	—	(2,159,576)	5,931	(2,153,645)
Provision of statutory reserve	—	—	—	12,752	(12,752)	—	—	—	—
Capital contribution from a non-controlling shareholder	—	—	—	—	—	—	—	8,913	8,913
Non-controlling interest arising from an acquisition	—	—	—	—	—	—	—	15,862	15,862
Purchase of non-controlling interests	—	—	(14,776)	—	—	—	(14,776)	5,889	(8,887)
Other comprehensive income	—	—	—	—	—	12,027	12,027	—	12,027
Balance as of December 31, 2019	195,191,000	2	5,241,296	459,029	488,236	92,220	6,280,783	47,045	6,327,828
Adoption of new accounting standard	—	—	—	—	(44,767)	—	(44,767)	—	(44,767)
Exercise of share options	8,319,681	—	—	—	—	—	—	—	—
Share-based compensation	—	—	290,630	—	—	—	290,630	—	290,630
Net income (loss)	—	—	—	—	(2,258,895)	—	(2,258,895)	7,693	(2,251,202)
Provision of statutory reserve	—	—	—	7,323	(7,323)	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	(99,173)	(99,173)	—	(99,173)
Balance as of December 31, 2020	203,510,681	2	5,531,926	466,352	(1,822,749)	(6,953)	4,168,578	54,738	4,223,316

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:
Net income (loss)	1,975,183	(2,153,645)	(2,251,202)	(345,012)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	16,123	28,071	14,500	2,222
Amortization	2,640	9,398	9,717	1,489
Share-based compensation	508,162	353,151	290,630	44,541
Loss from disposal of property and equipment	175	1,123	2,534	388
Share of loss in equity method investments	41,143	29,455	21,317	3,268
Gain recognized on remeasurement of previously held equity interest in acquiree	—	(16,272)	—	—
Loss from disposals of subsidiaries	257	—	—	—
Change in fair value of a long‑term investment	(1,500)	—	—	—
Impairment loss of equity securities without readily determinable fair value	23,140	154,898	282,076	43,230
Impairment loss of equity method investment	—	22,830	179,193	27,463
Impairment loss of held-to-maturity investment	—	—	1,221	187
Impairment loss of intangible asset	—	—	17,220	2,639
Impairment loss of property, equipment and software	—	—	20,925	3,207
Loss from disposal of equity method investments	2,035	59,058	—	—
Gain from disposal of equity securities without readily determinable fair value	—	(6,057)	—	—
Provision for (reversal of) allowance for doubtful accounts	(2,966)	2,133,827	340,287	52,151
Provision for doubtful contract assets	329	14,811	18,605	2,851
Impairment of goodwill	—	6,191	50,291	7,707
Changes in operating assets and liabilities
Accounts receivable	122,956	(1,539,946)	234,860	35,994
Other receivables	(53,806)	38,462	(55,605)	(8,520)
Loan receivables	—	(127,518)	(22,862)	(3,506)
Contract assets	(12,971)	(26,993)	(335,105)	(51,357)
Prepaid expenses and other assets	(16,015)	56,586	570,392	87,416
Operating lease right-of-use assets	—	54,108	93,123	14,272
Deferred tax assets	26,776	(419,648)	503,987	77,239
Amount due from/to related parties	(20,852)	21,768	(41,323)	(6,331)
Accrued expenses and other liabilities	(53,050)	479,303	(807,117)	(123,695)
Income tax payable	(148,109)	4,068	(65,056)	(9,970)
Payroll and welfare payable	(25,985)	2,704	(7,106)	(1,089)
Deferred revenue	(37,223)	442,059	(706,263)	(108,240)
Deferred tax liabilities	(550)	(346)	(7,934)	(1,216)
Operating lease liabilities	—	(50,493)	(95,905)	(14,698)
Net cash provided by (used in) operating activities	2,345,892	(429,047)	(1,744,599)	(267,370)
Cash Flows from Investing Activities:
Purchases of property, equipment and software and intangible assets	(48,575)	(56,690)	—	—
Disposals of property and equipment	56	81	43,674	6,693
Purchase of term deposits	(1,650,986)	(232,325)	(109,761)	(16,822)
Redemptions of term deposits	1,549,617	1,048,830	9,675	1,483
Acquisitions of subsidiaries, net of cash acquired	—	(49,411)
Purchases of long‑term investments	(501,091)	(192,684)	(469,578)	(71,966)
Disposal of long-term investments	—	50,887	31,497	4,827
Prepayment of investments	—	(632,096)	—	—
Payments for origination of loans receivable	(1,712,025)	(756,068)	—	—
Proceeds from collection of loans receivable	1,244,282	30,400	533,959	81,833
Loans to related parties	(142,181)	(50,884)	—	—
Repayment of loans to related parties	24,083	141,236	—	—
Capital paid for acquiring non-controlling interest	—	(8,887)	—	—
Net cash (used in) provided by investing activities	(1,236,820)	(707,611)	39,466	6,048
Cash Flows from Financing Activities:
Net proceeds from initial public offering and from exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,776)	—	463,065	—	—
Capital contribution by non‑controlling shareholders	1,101	8,913	12,896	1,976
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost of RMB519 and nil for the years ended December 31, 2018 and 2019, respectively.	544,785	—	—	—
Net cash provided by financing activities	545,886	471,978	12,896	1,976
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	35,333	5,043	212	32
Net increase (decrease) in cash, cash equivalent, and restricted cash	1,690,291	(659,637)	(1,692,026)	(259,314)
Cash, cash equivalent, and restricted cash at the beginning of the year	3,778,786	5,469,077	4,809,440	737,079
Cash, cash equivalent, and restricted cash at the end of the year	5,469,077	4,809,440	3,117,414	477,765
Supplemental disclosures of cash flow information:
Cash paid for income taxes	522,286	327,234	163,000	24,981
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	5,469,077	4,684,003	2,726,712	417,887
Restricted cash	—	125,437	390,702	59,878
Total cash, cash equivalents, and restricted cash	5,469,077	4,809,440	3,117,414	477,765

Supplemental disclosure of non-cash investing and financing activities:

In 2019, the Group completed several business combinations. Details of non-cash activities arising from these acquisitions are set out in Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

9F Inc. (the “Company” or “9F”) was incorporated under the laws of the Cayman Islands on January 24, 2014. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are digital platform integrating and personalizing financial services in the People’s Republic of China (“PRC”). The Group provides a comprehensive range of financial products and services across online lending, wealth management, and payment facilitation, all integrated under a single digital financial account. In light of the tightening of the RPC regulatory environment, the Group significantly decreased its online lending information intermediary services in 2020 in the PRC and are planning to replace the lost business by developing markets outside the PRC.

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

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through two PRC domestic companies, Jiufu Shuke and Beijing Puhui Lianyin Information Technology Limited (“Beijing Puhui”), whose equity interests are held by certain management members and the Founders of the Group. The Group established four wholly-owned foreign invested subsidiaries in the PRC, Beijing Shuzhi Lianyin Technology Co., Ltd (“Shunzhi Lianyin”), Zhuhai Xiaojin Hulian Technology Co., Ltd (“Xiaojin Hulian”), Zhuhai Wukong Youpin Technology Co., Ltd (“Wukong Youpin”), and Qinghai Fuyuan Network Technology (Shenzhen) Co., Ltd (“Qinghai Fuyuan”, together with Shunzhi Lianyin, Xiaojin Hulian, and Wukong Youpin collectively referred as the “WFOEs”).

By entering into a series of agreements (the “VIE Agreements”), the Group, through WFOEs, obtained control over Jiufu Shuke and Beijing Puhui (collectively referred as “VIEs”). The VIE Agreements enable the Group to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Group is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements. In making the conclusion that the Group is the primary beneficiary of the VIEs, the Group’s rights under the Power of Attorney also provide the Group’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Group also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the Master Exclusive Service Agreement and pay service fees to the Group. By charging service fees to be determined and adjusted at the sole discretion of the Group, and by ensuring that the Master Exclusive Service Agreement is executed and remains effective, the Group has the rights to receive substantially all of the economic benefits from the VIEs.

Details of the VIE Agreements, are set forth below:

VIE Agreements that were entered to give the Group effective control over the VIEs include:

Voting Rights Proxy Agreement and Irrevocable Power of Attorney

Under which each shareholder of the VIEs grant to any person designated by WFOEs to act as its attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the equity interest held by such shareholders of the VIEs. The proxy and power of attorney agreements will remain effective as long as WFOEs exist. The shareholders of the VIEs do not have the right to terminate the proxy agreements or revoke the appointment of the attorney-in-fact without written consent of the WFOEs.

Exclusive Option Agreement

Under which each shareholder of the VIEs granted 9F or any third party designated by 9F the exclusive and irrevocable right to purchase from such shareholders of the VIEs, to the extent permitted by PRC law and regulations, all or part of their respective equity interests in the VIEs for a purchase price equal to the registered capital. The shareholders of the VIEs will then return the purchase price to 9F or any third party designated by 9F after the option is exercised. 9F may transfer all or part of its option to a third party at its own option. The VIEs and its shareholders agree that without prior written consent of 9F, they may not transfer or otherwise dispose the equity interests or declare any dividends. The restated option agreement will remain effective until 9F or any third party designated by 9F acquires all equity interest of the VIEs.

Spousal Consent

The spouse of each shareholder of the VIEs has entered into a spousal consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in the VIEs in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement regarding VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in the VIEs do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

Loan Agreement

Pursuant to the loan agreements between WFOEs and each shareholder of the VIEs, WFOEs extended loans to the shareholders of the VIEs, who had contributed the loan principal to the VIEs as registered capital. The shareholders of VIEs may repay the loans only by transferring their respective equity interests in VIEs to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

VIE Agreements that enables the Group to receive substantially all of the economic benefits from the VIEs include:

Equity Interest Pledge Agreement

Pursuant to equity interest pledge agreement, each shareholder of the VIEs has pledged all of his or her equity interest held in the VIEs to WFOEs to secure the performance by VIEs and their shareholders of their respective obligations under the contractual arrangements, including the payments due to WFOEs for services provided. In the event that the VIEs breach any obligations under these agreements, WFOEs as the pledgees, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The shareholders of the VIEs shall not transfer their equity interests or create or permit to be created any pledges without the prior written consent of WFOEs. The equity interest pledge agreement will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy and power of attorney agreements, expire or terminate.

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

Risks in relation to the VIE structure

The Group believes that the contractual arrangements with the VIEs and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the Group’s PRC subsidiaries or consolidated affiliated entities;
●	Discontinue or restrict the operations of any related-party transactions among the Group’s PRC subsidiaries or consolidated affiliated entities;
●	Impose fines or other requirements on the Group’s PRC subsidiaries or consolidated affiliated entities;
●	Require the Group’s PRC subsidiaries or consolidated affiliated entities to revise the relevant ownership structure or restructure operations; and/or;
●	Restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China;
●	Shut down the Group’s servers or blocking the Group’s online platform;
●	Discontinue or place restrictions or onerous conditions on the Group’s operations; and/or
●	Require the Group to undergo a costly and disruptive restructuring.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2019	2020
	RMB	RMB
Assets:
Cash and cash equivalents	2,766,981	1,501,733
Term deposits	24,000	135,000
Accounts receivable, net	267,277	9,888
Other receivables, net	81,525	68,742
Loan receivables, net	729,798	221,200
Amounts due from related parties	50,000	—
Prepaid expenses and other assets	1,085,197	740,959
Contracts assets, net	24,814	10,374
Long‑term investments, net	293,441	491,510
Operating lease right-of-use assets, net	113,606	18,611
Property, equipment and software, net	95,783	51,701
Goodwill, net	72,224	72,304
Intangible assets, net	45,362	40,187
Deferred tax assets, net	503,078	—
Total assets	6,153,086	3,362,209
Liabilities:
Deferred revenue	772,340	81,246
Payroll and welfare payable	35,958	29,152
Income taxes payable	303,684	224,533
Accrued expenses and other liabilities	1,056,128	238,170
Operating lease liabilities	119,005	19,100
Amounts due to related parties	29,902	24,146
Deferred tax liabilities	13,200	5,742
Total liabilities	2,330,217	622,089

	For the years ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	5,270,948	4,305,272	1,145,210
Net income (loss)	2,702,469	(1,551,509)	(1,479,883)

	For the years ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	2,906,094	(439,357)	(753,416)
Net cash used in investing activities	(803,155)	(1,315,875)	(511,832)
Net cash provided by (used in) financing activities	1,000	(5,188)	—

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

The VIE contributed an aggregate of 94.86%, 97.30% and 91.18% of the consolidated net revenues for the year ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIE accounted for an aggregate of 69.29% and 62.42% respectively, of the consolidated total assets, and 91.29% and 53.48%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in revenue recognition, allowance for receivables, impairment loss of investments, share-based compensation and realization of deferred tax assets. Actual results may differ materially from these estimates.

Revenue recognition

The Group follows the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 to account for its revenues.

The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Online Lending Information Intermediary Services revenue

Through its online platform, the Group provides intermediary services on the personal financing product, One Card, under which the holders of One Card can apply for loans on a revolving basis (“revolving loan products”). The Group also provides one-time loan facilitation services to meet various consumption needs (“non-revolving loan product”). For revolving loan products and non-revolving loan products, the Group’s services provided consist of:

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

The Group determines the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the Group uses an expected plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involves significant judgements. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. A majority of the service fee is charged to the borrowers, which is collected upfront upon at the loan inception or collected over the loan term. Investors pay service fees to the Group either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2018, 2019 and 2020, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.5% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable. All service fees are fixed and not refundable. Revenue recognized is recorded net of value added tax (“VAT”). Remaining performance obligations represent the amount of the transaction price for which service has not been performed under post-origination services.

In December 2020, the Group ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on its online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by the Group and a licensed asset management company, the rights of investors in existing loans underlying the fixed income products will be transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated shall become nil, and the asset management company will provide existing investors with services in relation to the return of their remaining investment in loans.

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

Since April 2019, the Group has stopped charging service fees directly to the borrowers under its direct lending program. Instead, the Group started to charge service fees either directly to the institutional funding partners, or indirectly through third-party guarantee companies who provide guarantee services, or the insurance company who provided credit insurance to the institutional funding partners on their loans to the borrowers. The Group concluded this change did not alter the substance of the services it provided to borrowers and financial institution partners under the direct lending program, and therefore would not impact how revenue was recognized. In 2019, under a cooperation agreement, as amended (the “Cooperation Agreement”), the Group predominantly partnered with PICC Property and Casualty Company Limited Guangdong Branch (“PICC”) who provided the credit insurance service to institutional funding partners on the loan origination, PICC collected all of the loan facilitation service fees and remitted the Group’s portion of the service fees to the Group. The Group recorded an account receivable for the service fees confirmed and to be remitted by PICC.

Other revenues

Other revenues mainly include product sales revenues from online sales of goods, penalty fee for late payment, and other service revenues.

The Group generates product sales revenues primarily through selling of merchandise via its online shopping platform, 9F One Mall (“online agent model”), and through selling of upscale products via third party platforms (“online direct sales model”). Under online agent model, customers can buy merchandise provided by third-party merchandise suppliers on our 9F One Mall. The Group does not control the merchandise, but rather is acting as an agent for the suppliers. Revenue is recognized for the net amount of consideration the Group is entitled to retain in exchange for the agent service. The Group commenced the operations of the online direct sales model in the first quarter of 2019 and terminated the operations of the online direct sales model in the third quarter of 2019. Under the online direct sales model, revenue is recognized on a gross basis as the Group controls the merchandise before it is transferred to the customers, which is indicated by (i) the Group is primarily responsible for fulfilling the promise to provide the specified upscale products to the customers; (ii) the Group bears inventory risk; and (iii) the Group has discretion in establishing price.

Other revenues also include revenue of services such as insurance agency, securities brokerage, customer referral and government subsidy income.

Cash incentives

To expand market presence, the Group voluntarily provides cash incentives in the form of cash coupons to new and existing investors during its marketing activities. These coupons are not related to prior transactions, and can only be utilized in conjunction with subsequent lending activities. The cash incentives provided are accounted as a reduction of the transaction price according to ASC 606-10-32-25. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2018 was RMB23.9 million, RMB1.2 million, and RMB25.8 million, respectively. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2019 was RMB59.6 million, RMB0.8 million, and RMB57.6 million, respectively. Cash incentives paid to existing investors, cash incentives paid to new investors, and cash incentives recognized as a reduction of revenue for year ended December 31, 2020 was RMB61.7 million, RMB2.7 million, and RMB8.9 million, respectively.

Value added taxes (“VAT”)

The Group is subject to value added tax, or VAT, at a rate of 16% from May 1, 2018 to March 31, 2019 and 13% thereafter on sales of products, and at a rate of 6% on services rendered by the Group, less any deductible VAT the Group has already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. Since April 1, 2019, the Group has been subject to an additional 10% deductible VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. VAT is reported as a deduction to revenue when incurred and amounted to RMB490,136, RMB611,786, and RMB136,501 for the years ended December 31, 2018, 2019 and 2020, respectively. The net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other liabilities on the face of balance sheet.

Disaggregation of revenues

The Group generates revenues primarily from loan facilitation and post-origination services provided to investors, borrowers and financial institution partners through its online lending information intermediary services and direct lending program. The Group also generates other revenues, such as penalty fees charged to borrowers for late payment, product sales revenues from online sales of goods, and other service revenues. The following table provides further disaggregation by types of revenues recognized in 2018, 2019 and 2020.

	Loan	Post
	facilitation	origination	Other
2018	services	services	revenues	Total
	RMB	RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	4,728,255	282,057	—	5,010,312
Non‑revolving loan products	186,679	85,218	—	271,897
Direct lending program revenue	45,737	164	—	45,901
Other revenue	—	—	228,372	228,372
Total	4,960,671	367,439	228,372	5,556,482

	Loan	Post
	facilitation	origination	Other
2019	services	services	revenues	Total
	RMB	RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	1,698,133	269,718	—	1,967,851
Non‑revolving loan products	104,611	30,226	—	134,837
Direct lending program revenue	1,675,153	304,788	—	1,979,941
Other revenue	—	—	342,334	342,334
Total	3,477,897	604,732	342,334	4,424,963

	Loan	Post
	facilitation	origination	Other
2020	services	services	revenues	Total
	RMB	RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	26,376	203,748	—	230,124
Non‑revolving loan products	84,485	202,097	—	286,582
Direct lending program revenue	66,286	453,257	—	519,543
Other revenue	—	—	219,756	219,756
Total	177,147	859,102	219,756	1,256,005

The Group manages its business through a comprehensive offering of financial products tailored to the needs of the investors and borrowers. These financial products are categorized by the Group as loan products, wealth management products and others. The following table illustrates the disaggregation of revenues by product offering in 2018, 2019 and 2020:

	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loan product revenue	4,930,515	3,590,693	847,576
Wealth management product revenue	471,060	573,355	188,673
Others	154,907	260,915	219,756
Total	5,556,482	4,424,963	1,256,005

Loan products-In 2018, 2019 and 2020, loan products represented product offerings tailored to the needs of the borrowers. Loan product revenues in the above table represented the portion of the service fees that were charged to borrowers through the Group’s online lending information intermediary services, and charged from borrowers with whom the Group has stopped charging service fees since April 2019 or financial institution partners under direct lending program business.

Wealth Management products-In 2018, 2019 and 2020, wealth management products represented product offerings tailored to the needs of the individual investors, including fixed income products and other wealth management products such as insurance and stock investment brokerage services, and fund investment products services. Fixed income products were offered to individual investors who desired to invest in loans facilitated through the Group’s online lending information intermediary services. Revenues from wealth management products in the above table were mainly derived from fixed income products and represented the portion of service fees that was charged to investors in the Group’s online lending information intermediary services. Revenues recognized on other wealth management products were immaterial for the periods presented.

Deferred Revenue

Deferred revenue consists of post origination service fees received or receivable from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenues is recognized ratably as revenue when the post-origination services are delivered during the loan period. The balance of deferred revenue decreased from RMB788,906 as of December 31, 2019 to RMB98,668 as of December 31, 2020 due to the cessation of cooperation with PICC and our new investment programs . Revenue recognized during the years ended December 31, 2019 and 2020 that was included in the deferred revenue balance at the beginning of the year was RMB290,674 and RMB555,646, respectively.

In December 2018, China National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Guidance on the Classification and Disposal of Risks of Online Lending Information Intermediaries and Risk Prevention (“Circular 175”). Circular 175 tightens the regulation of the industry by requiring institutions other than normal intermediaries, including shell intermediaries with no substantive operations, small-scale intermediaries, intermediaries with high risks, and intermediaries that are unable to repay investors or otherwise unable to operate their businesses, to exit the online lending information intermediary industry.

In light of the tightening regulatory environment, the Group significantly decreased online lending information intermediary services during the year ended December 31, 2020. The Group launched re-designed investment programs by transferring their creditor’s rights to a licensed asset management company named Ningxia Shunyi Asset Management Co. Ltd (“Ningxia Shunyi”). By opting for the Group’s new investment programs, individual investors authorized our platform to transfer its creditor’s rights to Ningxia Shunyi on their behalf at the individual investors’ option.

On August 24,2020, the Group signed the asset management agreement and supplementary agreement with Ningxia Shunyi. According to the agreement, after the completion of the creditor’s rights transfer, Ningxia Shunyi and other third party will provide services, including intermediary or management services.

Contract assets, net

Contract assets are attributable to loan products to borrowers under our online lending platform, the Group is entitled to payment of service fees when repayment of loans is received from the borrowers. Contract assets are recorded under these arrangements when the Group provides the loan facilitation and post origination services but before the payments are due.

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

The following table presents the contract assets from loan facilitation services and post origination services:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Contract assets from loan facilitation services and post origination services	27,079	25,123
Less: Allowance for loss for collectability	(2,255)	(14,749)
Total	24,824	10,374

The following table presents the movement of allowance for loss for contract assets for the years ended December 31, 2019 and 2020:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Balance at beginning of the year	329	2,255
Provision for doubtful contract assets	14,811	18,605
Write-offs	(12,885)	(6,111)
Balance at end of the year	2,255	14,749

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.

Quality assurance fund liability

In order to provide assurance for investors, the Group established an investors’ protection plan.

From December 2013 to December 2016, the Group provided an investor protection service which is accounted for as guarantee.

Starting from August 25, 2016, the Group cooperated with third party guarantee and insurance companies, who provided investor protection services to replace the former quality assurance fund model, and the Group no longer has any legal obligation to make compensation payments to investors on defaulted loans, and therefore no longer records a quality assurance fund liability in accordance with ASC 405-20, Extinguishments of liabilities.

In August 2016, the Group cooperated with Guangdong Nanfeng Guarantee Ltd. (“Nanfeng Guarantee”) and Taiping General Insurance Co., Ltd, (“China Taiping”) to launch an investors’ protection plan to replace the former quality assurance fund model. As part of the agreement with Nanfeng Guarantee and China Taiping, the Group transferred its legal responsibility to guarantee the existing loans (i.e., existing and future defaults) to Nanfeng Guarantee and China Taiping. The Group agreed to pay the balance of the quality assurance fund as of August 25, 2016 of RMB287 million from its own special account to a depository account set up by Nanfeng Guarantee and supervised by China Taiping. For all new loans facilitated, the borrowers paid the quality assurance fund to Nanfeng Guarantee to manage as part of the guarantee fund reserve going forward. A separate insurance policy was entered into by each borrower and the insurance company (i.e., China Taiping), where the insurance company charged an insurance premium to the borrower to cover additional default risks. Nanfeng Guarantee used the quality assurance fund in the depository account to compensate the defaulted loans. China Taiping will not cover the repayment until the balance of the depository account at the depository bank becomes insufficient. As a result, the Group no longer has a legal obligation to make compensation payments to investors for defaults (both incurred and future) related to its existing loan portfolio as well as loans originated subsequent to August 25, 2016.

In September 2017, the Group launched an enhanced investors’ protection plan with China Taiping and Nanfeng Guarantee. For loans with terms of 12 months or less, the borrower signed a “Loan Performance Guarantee Insurance Policy” with China Taiping and paid an insurance premium to China Taiping. In the event that default of the insured loan happens, China Taiping will repay the outstanding principal and the interest to the investors. For loans over 12 months, and for loans with terms of 12 months or less but not covered by China Taiping’s insurance protection, the borrower signed a “Confirmation to Participation in Guarantee Plan” and Nanfeng Guarantee provided the guarantee service. The borrowers pay the guarantee fee to Nanfeng Guarantee, which will be deposited in the guarantee fund depository account set up by Nanfeng Guarantee. The Group and Nanfeng Guarantee will determine the guarantee fund rate charged to borrowers based on the credit characteristics of the borrower as well as the underlying loan characteristics. If default of any loan protected by Nanfeng Guarantee happens, Nanfeng Guarantee will withdraw the funds from the guarantee fund reserve account to repay the investor within the fund’s balance as the upper limit.

In January 2018, the Group announced new updates to the arrangements regarding loans with terms of more than 12 months. The borrower signs a guarantee contract with Guangdong Success Finance Guarantee Company Limited (“Guangdong Success”). According to the contract, when the borrower defaults and, if the balance of the guarantee fund reserve account is insufficient to cover the unpaid amounts, Guangdong Success will make additional repayment with an upper limit of a cap of five times the guarantee fee paid by the borrower. For loans with the terms of 12 months or less, the borrower pays the insurance premium and signs a “Loan Performance Guarantee Insurance Policy” with either China Taiping or PICC with whom the Group began to collaborate in March 2018. The loans under China Taiping’s insurance protection obligation were all due by August 15, 2019; however, China Taiping’s insurance protection obligation has not been completely fulfilled as of the date of this annual report due to the ongoing insurance claim and settlement process. PICC has provided insurance protection to all the new loans with terms of no more than 12 months that have been originated since May 2018 and covered by the insurance protection plan. Since November 2019, new loans with terms of no more than 12 months are no longer covered by PICC’s investors protection plan. However, as of the date of this annual report, PICC’s insurance protection obligation will continue for loans originated before November 2019 that were subject to PICC’s insurance protection plan. Furthermore, Guangdong Success no longer provides guarantee protection on new loans facilitated after February 2020; however, Guangdong Success’ obligation with respect to loans facilitated before February 2020 has not been completely fulfilled as of the date of this annual report.

Since February 2020, the Group began to collaborate with Zhongtian Caizhi Financing Guarantee Co., Ltd. (“Zhongtian Guarantee”), an independent third party. For all the new loans originated since February 2020, borrowers are required to make contributions to the depository account set up by Zhongtian Guarantee. If a loan is past due for a certain period, Zhongtian Guarantee will use the cash available in the depository account to repay the investors up to the total amount of principal and the accrued interests.

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.
●	Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amounts of the Group’s financial instruments approximate their fair values because of their short-term nature. The Group’s financial instruments include cash, accounts receivable, notes receivable, amount due from related parties, amount due to related parties, deferred revenues, and accrued expenses and other liabilities.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

A subsidiary of the Group receives funds from investors for the purpose of buying or selling securities on behalf of its customers. The funds are deposited in a bank account restricted only for the use of purchasing securities on behalf of the investors and the use of the funds within this account are monitored by the bank. Such bank balance represents an asset of the Group for the amounts due to customers for the segregated bank balance held and payable to customers on demand. A corresponding payable to customers is recorded upon receipt of the cash from the customer. As of December 31, 2019 and 2020, the Group had restricted bank deposits of RMB125,437 and RMB390,702, respectively.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year. As of December 31, 2019 and 2020, the Group had term deposits of RMB24,000 and RMB133,761, respectively.

Loan receivables

Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the lives of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. Provision for uncollectable loans was recorded in the amount of RMB649,771 and RMB315,205 for the year ended December 31, 2019 and 2020, respectively, based on the results of the assessment.

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

	Accounts	Other	Loans
	receivable	receivables	receivable	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2017	29,611	5,010	—	34,621
Reversal	(2,966)	—	—	(2,966)
Write-off	(25,592)	—	—	(25,592)
Balance at December 31, 2018	1,053	5,010	—	6,063
Provision for doubtful accounts(i)	1,447,582	36,803	649,771	2,134,156
Reversal	—	(329)	—	(329)
Write-off	(15,186)	(4,711)	(34,179)	(54,076)
Balance at December 31, 2019	1,433,449	36,773	615,592	2,085,814
Adoption of new accounting standard (ii)	—	3,117	8,420	11,537
Provision for doubtful accounts	13,545	—	315,205	328,750
Write-off	—	(22,494)	(609,853)	(609,853)
Balance at December 31, 2020	1,446,994	17,396	329,364	1,793,754
(i)

In 2019, the provision for doubtful accounts mainly related to accounts receivable with PICC, who was responsible for the collection of the Group’s service fees under the Group’s direct lending program. In November 2019, PICC no longer made payments for the outstanding receivables and the Group has performed an analysis on the collectability of the receivables and recognized a full provision for the outstanding account balance in the amount RMB 1,432,312. The Group has commenced legal proceedings for the collection of this outstanding amount due from PICC. See Note 21 for disclosure related to the status of the legal proceeding commenced against PICC in May 2021.

Refer to Note 4 Loan Receivables for further information on allowance for loan receivables.

(ii)

Due to the adoption of ASU 2016-13, the Group recognized a total of RMB11,537 pre-tax increase to the allowance for doubtful accounts on accounts receivable, other receivables and loans receivable. The Group determined that all of the receivables share similar risk characteristics. The Group monitors the credit exposure on an ongoing basis and assess whether assets in the pool continue to display similar risk characteristics.

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

a.	Equity securities without readily determinable fair value

Historically, for investee companies over which the Group did not have significant influence and a controlling financial interest, the Group accounted for these as cost method investments under ASC 325-20. In January, 2018, the Group adopted Accounting Standards Update (‘‘ASU’’) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and elected to account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The impairment losses on the equity securities without readily determinable fair value during the years ended December 31, 2018, 2019 and 2020 were RMB23,140, RMB154,898, and RMB282,076, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimates the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimate of future cash flows, which is dependent on internal forecasts, the estimate of long term growth rate of a company’s business, the estimate of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The impairment losses on its equity method investment are nil, RMB22,830 and RMB179,193 during the years ended December 31, 2018, 2019 and 2020, respectively.

c.	Held-to-maturity and available-for-sale investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity, and are recorded at amortized cost. As of December 31, 2019 and 2020, the balances of held-to-maturity securities were RMB15,200 and RMB33,079, respectively.

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

The Group reviews its investment for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near-term prospects of the issuers.

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group recorded impairment losses on its held-to-maturity and available-for-sale investments during the years ended December 31, 2018, 2019 and 2020 of nil, nil, RMB1,221, respectively.

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

Prior to January 1, 2019, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compared the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeded its fair value, the Group performed Step 2 and compared the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeded the implied fair value of that goodwill was recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2019, the Group early adopted ASU 2017-04. A reporting unit is identified as a component for which discrete financial information is available and is regularly reviewed by management. The impairment test is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Based on the Group’s impairment assessment, the Group recorded goodwill impairment of nil, RMB6,191 and RMB50,291 for the years ended December 31, 2018, 2019 and 2020, respectively.

Property, equipment and software, net

Property, equipment and software consists of computer and transmission equipment, furniture and office equipment, office buildings, software, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and office equipment	5 years
Office Building	20 years
License	20 years
Software	5 years
Leasehold improvements	Over the shorter of the remaining lease term or estimated useful lives

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loan.

Government subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as non-operating income in the consolidated statement of operations and comprehensive income (loss) in the period the cash is received. The government grants received by the Group were RMB23,364, RMB33,665 and RMB27,440 for the years ended December 31, 2018, 2019 and 2020, respectively.

Leases

Before January 1, 2019, the Group applied ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. From January 1, 2019, the Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”). The Group has no finance leases for any of the periods presented.

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

For short-term leases of 12 months or less, the Group records rent expense in its consolidated statements of operations on a straight-line basis over the lease term.

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

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operations. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the net deferred tax asset will not be realized.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operation and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

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

Net income (loss) per ordinary share

Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

Diluted net income per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had participating convertible redeemable preferred shares and share options which could potentially dilute basic net income per ordinary share in the future. Diluted net income per ordinary share is computed using the two-class method or the as-if-converted method, whichever is more dilutive. When the Group has a loss, the dilutive effect of these securities is not included as they would be anti-dilutive.

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

Convenience translation

Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.52500 on December 31, 2020, the last business day for the year ended December 31, 2020, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)	Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB3,251,899 and RMB 1,531,340 which were denominated in RMB at December 31, 2019 and 2020, respectively, representing 69.43% and 56.16% of the cash and cash equivalents at December 31, 2019 and 2020, respectively.

ii)	Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, loans receivable, prepaid expenses and other assets. As of December 31, 2019 and 2020, the majority of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group made loans to third-party companies under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheets dates. As of December 31, 2019, and 2020, there was RMB778,480 and RMB 267,383 of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

There are no revenues from customers which individually represented greater than 10% of the total net revenues for the year ended December 31, 2018, 2019 and 2020.

As of December 31, 2019, receivables due from PICC for service fees under the direct lending program accounted for approximately 83.54% of the Group’s accounts receivable balance. There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2020.

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

The new guidance applies to loans, accounts receivable, trade receivables and other financial assets measured at amortized cost. The new guidance also applies to debt securities and other financial assets measured at fair value through other comprehensive income. The new guidance was effective January 1, 2020. The Group applied the new guidance using a modified retrospective approach through a cumulative effect adjustment to retained earnings as of January 1, 2020 of RMB44,767. We have not recast prior period comparative information, which we continue to report under the accounting guidance in effect for those periods. Our adoption of the new guidance did not have a material impact on our consolidated financial statements.

Allowance for credit losses

Effective January 1, 2020, the Group implemented the new credit loss guidance using a modified retrospective approach. Prior period comparative information has not been recast and continues to be reported under accounting guidance in effect for those periods.

The allowance for credit losses is a valuation account that is deducted from the accounts receivable, loans receivable (at amortized cost basis) and other receivables to present the amount expected to be collected on these instruments. Accounts receivable, loans receivable and other receivables are charged off against the respective allowance when management believes the uncollectibility of the instrument is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off.

Management estimates each allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current instrument specific risk characteristics such as differences underwriting standards, portfolio mix, delinquency level or term as well as changes in environmental conditions, such as changes in unemployment rates, property values and the relevant factors.

The Group measures the allowance for credit losses on a collective pool basis when similar risk characteristics exist. Instruments that do not share similar risk characteristics are evaluated on an individual basis when applicable.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group had adopted ASU No. 2018-13 in the year 2020.

Recent accounting pronouncements not yet adopted

In January 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (ASU 2020-01), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. The Group does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

The Group does not believe that other recently issued accounting standards, if currently adopted, will have a material effect on the Group's consolidated financial statements.

3. BUSINESS ACQUISITIONS

In 2019, the Group completed several business combinations to complement its existing businesses. Total cash consideration transferred (net of cash acquired) for these acquisitions amounted to RMB49,411, which was net of cash acquired of RMB12,577. For business acquisition where the Group held investments accounted for under the equity method, the Group’s existing equity interest in the entities were remeasured to a fair value of RMB35,040 with the excess over the carrying value recorded as gain recognized on remeasurement of previously held equity interest in acquiree of RMB16,272 on the consolidated statements of operations. Based on a valuation performed by the Group with the assistance of a third party valuation expert, the purchase price allocated to the fair value of assets acquired, liabilities assumed and non-controlling interest were RMB111,025, RMB10,712 and RMB15,862, respectively. The assets acquired from the acquisitions mainly include trade name of RMB6,400 and technology of RMB27,600 to be amortized over 10 years and 5 years, respectively. Goodwill recognized in these acquisitions was RMB64,954, which was primarily attributable to the synergies expected to be achieved from these acquisitions.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Group’s consolidated results of operations.

4. LOAN RECEIVABLES, NET

	December 31,	December 31,
	2019	2020
Loan receivables	1,394,072	596,747
Less: Allowance for doubtful accounts	(615,592)	(320,364)
Less: Adoption of new accounting standard	—	(8,420)
Total	778,480	267,383

In April 2018, the Group entered into several loan agreements with Zhongguo Factoring (Shenzhen) Co., Ltd. (“Zhongguo Factoring”), a third-party borrower, with total loans amounting to RMB1,431.8 million. The balance of the loans to Zhongguo Factoring amounted to RMB541.8 million and nil as of December 31, 2019 and 2020, respectively. The loans bear interest rates ranging from 4.35% to 9% per annum. The terms ranged from 1 year to 2.5 years. On November 6, 2019, upon maturity of a loan of RMB427.5 million, the Group negotiated with Zhongguo Factoring and extended the maturity date of this loan to November 5, 2020. The Group determined that Zhongguo Factoring had encountered going concern issues due to their working capital deficiencies and poor operating results. As a result, the Group fully impaired the loan receivable due from Zhongguo Factoring during the year ended December 31, 2019. Allowance for loan losses recorded for these loan receivables is RMB541.8 million as of December 31, 2019. RMB7.4 million was repaid to the Group during the year ended December 31,2020, The Group reversed the allowance accordingly.The Group write off the left allowance during the year ended December 31,2020. Allowance for loan losses recorded for these loan receivables is nil as of December 31, 2020.

The Group entered into several loan agreements with certain third-party post loan service companies. As of December 31, 2020, the Group had RMB596.7 million loan receivable outstanding, of which, RMB170 million of loans were guaranteed by Zhongji Wealth Guarantee Co., Ltd., a third-party guarantor, with terms ranged from 11 months to 12 months and an interest rate of 6% per annum, RMB66.2 million of loans are unsecured and interest rate of 4% or 10%,with terms of 12 months. The remaining RMB360.54 million of loans are unsecured and interest free with a term of 21 months. As of May 13, 2021, RMB10.8 million was repaid to the Group.

As of December 31, 2019 and 2020, the Group recorded RMB73.8 million and RMB320.9 allowance for uncollectable for other loan receivables, respectively.

Interest-earning loan receivables are on non-accrual status if loans are past due for more than 90 days. As of December 31, 2019 and 2020, RMB21,338 and RMB29,500 loan receivables were on non-accrual status.

The following table sets forth the aging of loans as of December 31, 2019 and 2020, respectively:

	1 - 89 days	90 days or	Total past
	past due	more past due	due	Current	Total loans
December 31, 2019	52,339	21,338	73,677	1,320,395	1,394,072
December 31, 2020	—	29,500	29,500	596,747	596,747

5. PREPAID EXPENSE AND OTHER ASSETS

	December 31,	December 31,
	2019	2020
Deposits(i)	100,278	91,258
Advances to suppliers	37,118	10,607
Prepaid taxes	294,487	338,450
Prepaid service fee	17,268	45,201
Prepaid investment (ii)	632,096	270,996
Others	56,540	37,046
Less: Adoption of new accounting standard	—	(466)
Total	1,137,787	793,092
(i)	Deposits mainly include rent deposits and deposits to third-party vendors.
(ii)	Prepaid investment mainly composed of the prepayment to acquire equity interests in Hubei Consumer Finance Company, Shanghai Xinzhen Financial Information Consulting Co., Ltd and Jiangxi Financial Development Group Co. Ltd as of December 31, 2019. The Group obtained the approval of changes of control from Hubei Consumer Finance Company and local regulatory authorities during the year ended December 31,2020. As of December 31, 2020,the prepaid investment to Shanghai Xinzhen Financial Information Consulting Co., Ltd and Jiangxi Financial Development Group Co. Ltd are still subject to the approval of changes of control from the investees or local regulatory authorities.

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

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

				Balance at
December 31, 2019	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Available‑for‑sale investment	—	—	10,443	10,443
Total Assets	—	—	10,443	10,443

The Group did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2019 and 2020.

The Group purchased a convertible note receivable from a third-party private company amounting to RMB10.4 million which is classified as available for sale investment in the fourth quarter of 2019, of which the fair value approximates its purchase price. During the year ended December 31, 2020, the amount was repaid in full.

There were no additional investments classified as available-for-for sale during the year ended December 31, 2020.

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

7. LONG-TERM INVESTMENTS

	Equity securities
	without readily	Equity	Available for	Held-to-
	determinable fair	method	sales	maturity
	value	investments	investment	investment	Total
	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	699,747	219,935	34,476	—	954,158
Additions	5,000	161,951	10,533	15,200	192,684
Disposal	(8,750)	(104,149)	(35,739)	—	(148,638)
Share of (loss) in equity method investments	—	(29,455)	—	—	(29,455)
Impairment charges	(154,898)	(22,830)	—	—	(177,728)
Unrealized losses recorded in accumulated other comprehensive loss	—	—	(99)	—	(99)
Impact of exchange rate	2,079	139	1,272	—	3,490
Gain recognized on remeasurement of previously held equity interest in acquire (Note 3)	—	16,272	—	—	16,272
Business combinations achieved in stages (Note 3)	—	(35,040)	—	—	(35,040)
Balance at December 31, 2019	543,178	206,823	10,443	15,200	775,644
Additions	396,549	53,929		19,100	469,578
Disposal	(5,000)	—	(10,443)	—	(15,443)
Share of (loss) in equity method investments	—	(21,317)	—	—	(21,317)
Impairment charges	(282,076)	(179,193)	—	(1,221)	(462,490)
Impact of exchange rate	(4,949)	(2,751)	—	—	(7,700)
Balance at December 31, 2020	647,702	57,491	—	33,079	738,272

Equity securities without readily determinable fair value

The following table sets forth the Group’s equity securities without readily determinable fair value:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Nanjing Lefang Intelligent Life Technology Development Co., Ltd (“Nanjing Lefang”) (i)	181,368	—
Shanghai Xinzheng financial information consulting Co., Ltd.(ii)	129,786	129,786
Abakus Ltd. (Cayman) (“Abskus”) (iii)	98,709	—
EZhou Rural Commercial Bank	40,000	40,000
BitPay, Inc. (Delaware)(iv)	27,847	26,100
GoopalGroup (v)	18,936	17,748
Hubei Consumption Financial Company (“Hubei Consumption”) (vi)	—	361,100
Zhuhai Yuanxin investment partnership (limited partnership(“ZhuhaiYuanxin")(vii)	—	15,000
Ningbo Weilie investment management partnership (limited partnership)（“NingboWeilie")(viii)	—	20,000
Others(ix)	46,532	37,968
Total	543,178	647,702
(i)	In March 2018, the Group purchase an additional 21.28% equity interest of Nanjing Lefang, formerly known as Nanjing Banghang Information Consulting Limited, for a cash consideration of RMB250,000. The Group held a 30.53% equity interest as of December 31, 2019 and 2020. The investments contain various right, protection, and a liquidation preference. The investment is accounted for under the equity securities without readily determinable fair value of accounting as it is not considered to be in-substance common stock. There were no observable price changes for the years ended December 31, 2018, 2019, and 2020. Due to continued decrease of operating result of Nanjing Lefang, the Group conducted an impairment assessment and recorded an impairment loss of RMB99,868 and RMB181,368 for the years ended December 31, 2019 and 2020, respectively. In determining the fair value of the investment in Nanjing Lefang, the Group applied the market approach using unobservable inputs, such as a lack of marketability discount and probability weighting for each scenario including liquidation and an initial public offering.
(ii)	In September 2018, the Group purchased a 15% equity interest of Shanghai Xinzheng Financial Information Consulting Co., Ltd. for a total consideration of RMB129,786. The Group held a 15% equity interest as of December 31, 2019 and 2020. No impairment existed at December 31, 2019 and 2020 and there were no observable price changes for the years ended December 31, 2018, 2019 and 2020.
(iii)	In December 2014, the Group subscribed to 3,579,000 ordinary shares of Abakus (formerly known as Wecash Holdings Ltd.) for a cash consideration of RMB6,500. The Group held 19.30%, 18.97%, and 18.97% equity interest as of December 31, 2018, 2019 and 2020, respectively. The Group recognized its share of profit in Abakus of RMB2,261 for the year ended December 31, 2018. In February 2018, due to issuance of equity interests to new shareholders, the Group’s equity interest in Abakus was diluted from 22.17% to 19.86% and lost its ability to exercise significance influence. The investment in Abakus was accounted for under equity method prior to the dilution in the Group’s equity interest. The investment is accounted for under the equity securities without readily determinable fair value of accounting upon the cessation of the Group’s significant influence in February 2018. In July 2019, Abakus agrees to repurchase 75,796 ordinary shares held by the Group for a cash consideration of RMB14,807. A disposal gain of RMB6,057 was recognized, which is the difference between the consideration of RMB14,807 and the carrying value in Abakus, amounted to RMB8,750. Due to shut down of Abskus, the Group fully imaparied the investment for the years ended December 31 2020.
(iv)

In March 2018, the Group acquired a 1.11% of equity interest in BitPay, Inc. (Delaware) for a cash consideration of US$4,000. The Group held 1.11% equity interest as of December 31, 2019, and 2020. No impairment existed at December 31, 2018, 2019, and 2020, and there were no observable price changes for the years ended December 31, 2018, 2019, and 2020.

(v)

In January 2018, the Group purchased a 1.94% equity interest in Goopal Group for a cash consideration of US$2,720. The Group held 1.94% equity interest as of December 31, 2019, and 2020. No impairment existed at December 31, 2018, 2019, and 2020, and there were no observable price changes for the years ended December 31, 2018, 2019, and 2020.

(vi)

In December 2019, the Group paid RMB361,100 in cash in exchange of 24.47% equity interest in Hubei Consumer. No impairment existed at December 31, 2020, and there were no observable price changes for the year ended December 31, 2020.

(vii)	In November 2020, the Group paid RMB 15,000 in cash in exchange of 33.33% equity interest in Zhuhai Yuanxin. No impairment existed at December 31, 2020, and there were no observable price changes for the year ended December 31, 2020.
(viii)	In December 2017, the Group purchased a 8.50% equity interest in Ningbo Weilie for a total cash consideration of RMB 20,000,000.No impairment existed at December 31, 2020, and there were no observable price changes for the year ended December 31, 2020.
(ix)	Other investments represent several insignificant investments as of December 31, 2018, 2019 and 2020. Impairment losses of RMB23,140, RMB20,724 and nil were reported in consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 related to Shanghai Wujiu Information Technology Company Limited (“Shanghai Wujiu”), Ofo International Limited (“OFO”), and Orange Island Technology Inc.(“Orange”). During the year ended in December 31, 2018, the Group determined that Shanghai Wujiu and OFO had encountered going concern issues due to their working capital deficiencies and poor operating results. As a result, the Group fully impaired the investments during the year ended December 31, 2018. During the year ended in December 31, 2019, the Group determined that Orange had encountered going concern issues and was in the process of liquidation. Thus, the Group fully impaired the investment during the year ended December 31, 2019.

Equity method investments

	December 31,	December 31,
	2019	2020
	RMB	RMB
CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd (“CSJ Golden Bull”)(i)	26,675	22,135
Suzhou Qingyu Technology Limited (“Suzhou Qingyu”)(ii)	19,092	—
Cornerstone Unicorn No.3 Private Equity Investment Fund(iii)	132,859	—
Others	28,197	35,356
Total	206,823	57,491
(i)	In September 2017, the Group purchased an equity interest of CSJ Golden Bull for a total cash consideration of RMB40,900. The Group held a 25% equity interest as of December 31, 2019 and 2020, and recognized its share of loss of RMB6,181, RMB6,764, and RMB4,540 for the years ended December 31, 2018, 2019, and 2020, respectively.
(ii)	In July 2017, the Group purchased a 20% equity interest in Suzhou Qingyu for a total consideration of RMB10,000. The Group’s shareholding percentage decreased from 20% to 9.88% due to the issuance of equity interests to new shareholder. In June 2018, the Group purchased 3.15% equity interests of Suzhou Qingyu for a total consideration of RMB20,000. The Group held a 13.03% equity interest as of December 31, 2019 and have ability to exercise significance influence. The Group recognized its share of loss of RMB5,083, RMB4,615 and RMB4,648 for the years ended December 31, 2018, 2019 and 2020. Suzhou Qingyu had encountered going concern issues. Thus, the Group fully impaired the investment during the year ended December 31, 2020.
(iii)	In October 2019, the Group purchased 141,460,000 fund shares of Cornerstone Unicorn No.3 Private Equity Investment Fund for a total consideration of RMB141,460. The total shares of the fund is 152,460,000 and the fund manager shall make investment decisions independently. The fund manager can be replaced with the consent of all investors. The Group held 92% share interest as of December 31, 2019 and has ability to exercise significance influence. In December 2020,Cornerstone Unicorn and Cornerstone Management had encountered going concern issues. Thus, the Group fully impaired the investment during the year ended December 31, 2020.

Held-to-maturity investments

During the year ended December 31, 2019, the Group purchased a principal-guaranteed debt investment in the form of a beneficiary interest in a trust for a cash consideration of RMB15,200, which has stated maturity within one year. No impairment loss existed at December 31, 2019. During the year ended December 31, 2020, the Group extend this investment for one more year.

During the year ended December 31, 2020, the Group purchased a principal-guaranteed debt investment in the form of a beneficiary interest in a trust for a cash consideration of RMB19,100, which has stated maturity within one year.

During the year ended December 31, 2020, the Group recorded an impairment charge of RMB1,221 for its held-to-maturity investments due to the adoption of new accounting standards.

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2019	2020
	RMB	RMB
Office building	19,470	19,470
Computer and electronic equipment	62,748	57,856
Furniture and office equipment	14,039	10,065
Leasehold improvements	33,050	30,069
Software	42,840	46,008
Total property and equipment	172,147	163,468
Accumulated depreciation and amortization	(61,771)	(79,147)
Impairment loss for technology of discontinued online lending information services	—	(20,925)
Property, equipment, net	110,376	63,396

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2018, 2019 and 2020 was RMB16,123, RMB28,071 and RMB14,500 respectively.

9. INTANGIBLE ASSETS, NET

	December 31,	December 31,
	2019	2020
	RMB	RMB
Brokerage licenses	54,006	51,880
Trade Name	6,400	6,400
Technology	27,600	27,600
Total Intangible assets	88,006	85,880
Accumulated amortization	(14,530)	(24,247)
Impairment loss of technology with discontinued online lending information intermediaries	—	(17,220)
Intangible assets, net	73,476	44,413

The amortization periods range from 2.6 years to 20 years. Amortization expense on intangible assets for the years ended December 31, 2018, 2019 and 2020 were RMB2,640, RMB9,398, and RMB9,717 respectively. As of December 31, 2020, the Group expects to record amortization expenses related to intangible assets RMB7,281, RMB5,599, RMB5,599, RMB3,971 and RMB 3,397 for the next five years, respectively, and RMB18,568 thereafter.

10. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2019	2020
	RMB	RMB
Accrued advertising and marketing fee	715,218	105,638
Payable related to services fee and others	248,816	152,396
Amounts due to customers for the segregated bank balances held on their behalf	125,437	405,719
Deposit	15,995	2,913
Value added tax and surcharges	42,699	16,494
Others	80,945	43,526
Total accrued expenses and other current liabilities	1,229,110	726,686

11. RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various services agreements. Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Beijing Jiufu Weiban Technology Limited (“9F Weiban”)	Equity method investee (until January 2019)	Consulting services and related party loans
Beijing WeCash Qiyi Technology Limited (“WeCash Qiyi”)	Equity method investee (until February 2018)	Borrower acquisition and referral services
Huoerguosi Wukong Digital Technology Limited (“Huoerguosi”)	Entity controlled by Sun, Lei (until November 2018)	Advertising services
WeCash Xiangshan Information Technology Limited (“WeCash Xiangshan”)	Subsidiary of equity method investee	Credit inquiry services
Shenzhen Boya	Equity method investee (until May 2019)	Borrower acquisition and referral services
Kashi Boya Chengxin Internet Technology Limited (“Kashi Boya”)	Subsidiary of equity method investee (until May 2019)	Borrower acquisition and referral services
Shenzhen Lingxian	Equity method investee (until December 2019)	Prepayment for merchandise
Shanghai Jiutai Financial Information Services Limited (“Shanghai Jiutai”)	Entity controlled by Liu, Lei	Related party loan
CSJ Golden Bull	Equity method investee	Investors acquisition, referral services, and related party loan
Beijing Shunwei Wealth Technology Limited (“Beijing Shunwei”)	Equity method investee (until June 2019)	Borrower acquisition and referral services
Beijing Jiujia Wealth Management Limited (“Beijing Jiujia”)	Equity method investee (until January 2018)	Investors acquisition and referral services and related party loan
Yoquant	Equity method investee (until January 2019)	Consulting services
Zhejiang Lingchuang Food Limited	Subsidiary of equity method investee (until December 2019)	Deposit
Qu, Jiachun	Principal shareholder of the Group	Related party loan

Ren, Yifan	Director of the Group	Related party loan

Name of related parties	Relationship with the Group	Major transaction with the Group
Liu, Lei	President	Related party loan
Zhuhai Hengqin Flash Cloud Payment Information Technolgy Limited (“Zhuhai Hengqin Payment”)	Entity controlled by Sun, Lei	Payment processing service
Huoerguosi Flash Cloud Payment Information Technology Limited (“Huoerguosi Payment”)	Entity controlled by Sun, Lei	Payment processing service
Nanjing Lefang	Investee with significant influence	Borrower acquisition and referral services purchased by the Group, consulting service provided to Nanjing Lefang by the Group, and related party loan
Shanghai Qiuzhi Information Technology Limited (“Shanghai Qiuzhi”)	Equity method investee (from May 2019)	Borrower acquisition and referral services
Beijing Jiuzao Technology Limited(“Beijing Jiuzao”)	Entity controlled by Sun, Lei (from December 2019)	Borrower acquisition and referral services

Hangzhou Shuyun Gongjin Technology Limited (“Hangzhou Shuyun”)	Entity controlled by Sun, Lei	Credit inquiry services
Chen, Lixing	Vice President	Related party loan
Nine F Capital Limited (“Nine F”)	Entity owned by Sun, Lei	Related party loan
Lin, Yanjun	Chief Financial Officer of the Group	Related party loan
Sun, Lei	Chief Executive Officer of the Group	Related party loan

Details of related party balances and transactions as of and for the years ended December 31, 2018, 2019 and 2020 are as follows:

(1)	Services provided by related parties

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Investors and borrower acquisition and referral services:
Beijing Jiujia	9,965	—	—
Beijing Shunwei	5,133	1,221	—
Shenzhen Boya	9,781	4,696	—
Beijing Jiuzao	—	7,257	852
Nanjing Lefang	12,890	29,476	—
Shanghai Qiuzhi	—	120	49
Subtotal	37,769	42,770	901
Credit inquiry services:
WeCash Xiangshan	427	—	—
Hangzhou Shuyun	—	5,925	358
Subtotal	427	5,925	358
Payment processing service:
Zhuhai Hengqin Payment	17,808	9,175	—
Huoerguosi Payment	20,504	—	—
Subtotal	38,312	9,175	—
Others	261	20	—
Total	76,769	57,890	1,259

(2)	Services provided to related parties

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beijing Shunwei	3,941	—	—
Nanjing Lefang	26,386	1,994	—
Shanghai Qiuzhi	—	99	—
Shenzhen Boya	—	6	—
Kashi Boya	4,495	—	—
Others	179	—	—
Total	35,001	2,099	—

(3)	Amounts due from related parties

	December 31,	December 31,
	2019	2020
	RMB	RMB
Nine F(i)	—	—
Beijing Shunwei	—	—
9F Weiban	—	—
Lin, Yanjun	—	—
Chen, Lixing	—	—
Nanjing Lefang	50,000	—
Shenzhen Lingxian	—	—
Sun Lei	—	—
Total	50,000	—

(i)	On April 20, 2018, the Company extended a loan to Nine F of US$20 million with term of 3 years and an interest rate at the US dollar deposit rate for the same period as published by Bank of China. The purpose of the loan is to finance the purchase by Lei Sun of the ordinary shares of 9F Inc. from Yifan Ren, one of the Founders of the Company. The loan was fully repaid in August 2019.
(4)	Amounts due to related parties

	December 31,	December 31,
	2019	2020
	RMB	RMB
Zhuhai Hengqin Payment	3,125	4,731
Huoerguosi Payment	—	—
Qu, Jiachun	—	—
Ren, Yifan	—	—
Zhejiang Lingchuang Food Limited	—	—
Nanjing Lefang	18,474	18,834
Beijing Shunwei	—	—
Shenzhen Boya	—	—
Hangzhou Shuyun	883	18
Beijing Jiuzao	7,300	182
Shanghai Qiuzhi	120	—
Niche Global Fintech Corporation Limited	—	1,524
Total	29,902	25,289

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

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group’s PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% or 20% under the EIT Law. A ‘‘high and new technology enterprise’’ is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. In December 2016, Beijing Muyu Technology Development Co., Ltd. (“Beijing Muyu”), a subsidiary of Beijing Jiufu Puhui Information Technology Co., Ltd. (“Jiufu Puhui”), was qualified as a ‘‘high and new technology enterprise’’ and thus enjoyed a preferential income tax rate of 15% for 2018, 2019, and 2020. In 2017, each of Jiufu Shuke, Jiufu Puhui and Jiufu Wukong (Beijing) Technology Co., Ltd. (“Jiufu Wukong”), a subsidiary of Jiufu Shuke, was qualified as a ‘‘high and new technology enterprise’’ and thus enjoyed a preferential income tax rate of 15% for 2018, 2019, and 2020. In 2018, Yisi Hudong(Beijing)Technology Co.,Ltd. (“Yisi Hudong”), a subsidiary of Zhuhai Jiufu Xiaojin, was qualified as a ‘‘high and new technology enterprise’’ and thus enjoyed a preferential income tax rate of 15% for 2018, 2019 and 2020. They would enjoy a preferential income tax rate of 15% for 2020, provided they continue to meet the standards for “high and new technology enterprise” during 2021. Jiufu Weiban, a subsidiary of Xinjiang Shuke, was qualified as a “high and new technology enterprise” and thus enjoyed a preferential income tax rate of 15% for 2018, 2019 and 2020. They would enjoy a preferential income tax rate of 15% for 2021, provided they continue to meet the standards for “high and new technology enterprise” during 2020. In addition, Zhuhai Hengqin Jiufu Technology Co., Ltd. (“Zhuhai Hengqin”) has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2018, 2019 and 2020. Zhuhai Jiufu Xiaojin Technology Co., Ltd. (“Zhuhai Xiaojin”) has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2018, 2019, and 2020. Xizang Jiufu Dingdang Information Technology Co., Ltd. (“Jiufu Dingdang”) has been recognized as encouraged industries in the Tibet autonomous region and enjoyed a preferential income tax rate of 15% for 2018, 2019 and 2020, the income tax shared by Tibet autonomous region was temporarily exempted. Xinjiang Teyi Shuke Information Technology Co., Ltd. (‘‘Xinjiang Shuke’’, formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.) has been recognized as encouraged industries in the Xinjiang Kashgar Special Economic Development Area and enjoyed a five-years exemption from enterprise income tax from 2017 to 2021. Liangzi (Tianjin) Finance Lease Limited (“Liangzi”) was qualified as a “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 25% for 2019 and 2020. Beijing Baibai Technology Co., Ltd, Beijing Juhuixuan Technology Co., Ltd, Shenzhen Jiufu Xinfu Commercial Factoring Co., Ltd, Jiuxing insurance brokerage Co., Ltd, Beijing Jiubao Technology Co., Ltd, Zhuhai Jiuxin Asset Management Co., Ltd, and Qianhai Jiufu network technology (Shenzhen) Co., Ltd are qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2018, 2019 and 2020.

The current and deferred components of the income tax expense which were substantially attributable to the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax	376,177	245,397	42,758
Deferred tax	26,226	(419,994)	495,546
Total	402,403	(174,597)	538,322

The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income (loss) before income tax expenses	2,418,729	(2,220,324)	(1,691,563)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense at statutory tax rate	604,682	(555,081)	(422,891)
Non‑deductible expenses(i)	19,526	15,362	278,303
Change in valuation allowance	20,980	43,350	504,360
Effect of tax holiday and preferential tax rate	(375,632)	221,590	104,218
Share‑based compensation expenses	127,041	88,288	72,657
Effect of different tax rates of subsidiaries operating in other jurisdictions	5,806	11,894	1,675
Income tax expense	402,403	(174,597)	538,322

(i)	The amount included in non-deductible expenses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Non‑deductible expenses—excessive advertising fees	2,927	—	—
Other non‑deductible expenses	16,599	15,362	278,303
Total	19,526	15,362	278,303

The aggregate amount and per ordinary share effect of the tax holiday and preferential tax rate are as follows:

	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	375,632	(221,590)	(104,218)
The aggregate effect on basic and diluted net income per ordinary share:
—Basic	2.31	(1.27)	(0.52)
—Diluted	2.02	(1.27)	(0.52)

The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred revenue	36,834	104,750	11,786
Accrued expenses	55,110	105,475	106,404
Allowance for doubtful accounts	4,335	265,745	330,488
Net operating loss carry forward	44,379	80,485	142,722
Excess advertising fee	—	47,202	12,630
Less: valuation allowance	(56,320)	(99,670)	(604,030)
Total deferred tax assets, net	84,338	503,987	—

The movements of valuation allowance for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of year	35,340	56,320	99,670
Additions	34,459	56,132	504,360
Reversal	(13,479)	(12,782)	—
Balance at end of year	56,320	99,670	604,030

	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Deferred tax liabilities:
Intangible asset from acquisition	9,003	15,354	9,280
Contract assets	—	1,861	—
Total deferred liabilities	9,003	17,215	9,280

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

According to PRC Tax Administration and Collection Law, the statute of limitations is for a period of three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Group is subject to examination of the PRC tax authorities.

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

During the year ended December 31 2020, the Group granted 680,300 share options at the exercise price of RMB24.11 per share, 2,853,911 share options at the exercise price of zero,3,345,098 share options at the exercise price of RMB24.11 per share,178,900 share options at the exercise price of RMB13.83 per share, 445,280 share options at the exercise price of RMB24.11 per share. These grants are subject to the following vesting conditions:

●	680,300 share options will vest over 5 years based on vesting of 15%, 20%, 20%, 20% and 25% at each anniversary subsequent to the grant date.
●	2,853,911 share options vested 1,426,955 on March,20,2020 and 1,426,955 on April,20,2020.
●	3,345,098 share options fully vested on May 28,2020.
●	178,900 share options will vest over 4 years based on vesting of 20%, 20%, 30%, and 30% at each anniversary subsequent to the grant date.
●	445,280 share options will vest annually in equal instalment over 5 years.

During the year ended December 31 2019, the Group granted 2,279,400 share options at the exercise price of RMB24.06 per share, 78,600 share options at the exercise price of RMB50.13 per share, and 21,500 share options at the exercise price of RMB14.32 per share. These grants are subject to the following vesting conditions:

●	100,100 share options will vest annually in equal instalment over 3 or 4 years.
●	34,600 share options will vest annually in equal instalment at each calendar year end of grant date over 4 years.
●	33,600 share options will vest annually in equal instalment at each anniversary subsequent to the grant date over 5 years. In addition to the service requirement, the share options will only vest upon IPO.
●	46,500 share options will vest over 5 years based on vesting of 15%, 20%, 20%, 20% and 25% at each anniversary subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.
●	64,700 share options will vest over 4 years based on vesting of 20%, 25%, 25%, and 30% at each anniversary subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.
●	100,000 share options will vest over 6 years based on vesting of 12%, 12%, 16%, 20%, 20% and 20% at each anniversary subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.
●	2,000,000 share options will vest over 5 years based on vesting of 40%, 15%, 15%, 15%, and 15% at each anniversary of grant date. In addition to the service requirement, the share options will only vest upon IPO.

During the year ended December 31, 2018, the Group granted 1,118,400 share options at the exercise price of RMB24.06 per share, 961,100 share options at the exercise price of RMB14.32 per share. These grants are subject to the following vesting conditions:

●	618,400 share options will vest annually in equal instalment at each calendar year end subsequent to the grant date over 5 years. In addition to the service requirement, 500,700 share options will only vest upon IPO.
●	400,000 share options will vest over 4 years based on vesting of 40%, 20%, 20% and 20% at each calendar year end subsequent to the grant date. In addition to the service requirement, the share options will only vest upon IPO.
●	357,800 share options will vest over 4 years based on vesting of 20%, 20%, 30%, and 30% at each calendar year end subsequent to the grant date. In addition to the service requirement, 178,900 share options will only vest upon IPO.

●	100,000 share options will vest over 5 years based on vesting of 16%,16%,16%,16%,16% and 20% of the options will be average vested on each year end of grant date. In addition to the service requirement, the share options will only vest upon IPO.
●	603,300 share options will vest over 3 years based on vesting of 60%,30% and 10% of the options will be average vested on each year end of grant date.

The vesting of the share options granted during the years ended December 31 2018, 2019 and 2020 are also subject to certain annual performance targets established by the Group’s Board of Directors and Chief Executive Officer(“CEO”). The Group recognized compensation expenses related to the option linked to these performance targets during the vesting period based on the probable outcome of these performance conditions. The Group has determined that it is probable these conditions will be met; as such the share-based compensation is recognized over the vesting period.

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in 2018, 2019 and 2020. The weighted-average grant-date fair value of the share options granted during 2018, 2019 and 2020 was RMB69.34, RMB38.29 and RMB35.88 respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
Risk free rate of interest	2.45% ‑ 2.98%	1.79%-2.53%	0.27%-1.47%
Volatility	43.5% ‑ 48.3%	43.4%-55.3%	48.8%-59.5%
Dividend yield	—	—	—
Exercise multiples	2.2 / 2.8	2.2 / 2.8	2.2 / 2.8
Life of option (years)	4.0 ‑ 6.0	4.0 - 6.0	2.5-6.0

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

The activity in share options during period from December 31, 2019 to December 31, 2020 is set out below:

			Weighted
		Weighted	Average
	Number of	Average	Grant‑date
	Options	Exercise Price	Fair Value
		RMB	RMB
Outstanding as of December 31, 2019	36,474,200	12.28	34.61
Granted	7,503,489	14.70	35.88
Exercised	(8,319,681)	—	22.00
Forfeited	(6,384,600)	17.05	39.66
Outstanding as of December 31, 2020	29,273,408	17.24	40.24

The following table summarizes information with respect to share options outstanding as of December 31, 2020:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
	Number	Remaining	Number	Remaining
Exercise Price	Outstanding	Contractual Life	Outstanding	Contractual Life
RMB
7.78	10,340,000	0.64	9,878,000	0.52
14.32	12,036,630	1.97	11,644,230	1.94
24.06	2,641,500	3.55	—	—
24.11	4,176,678	3.55	3,345,098	3.55
51.05	78,600	3.02	—	—
	29,273,408		24,867,328

The share-based compensation expenses recognized with each issuance of share options since January 1, 2015 are as follows:

	For the year ended
	December 31,
Date of Grant	2018	2019	2020
	RMB	RMB	RMB
10/07/2015	2,613	—	—
25/09/2015	111	57	—
01/07/2016	47,177	27,771	10,319
16/08/2016	241	251	—
23/08/2016	2,336	2,442	1,571
01/09/2016	1,546	1,616	—
06/09/2016	3,524	3,427	898
01/08/2017	9,686	10,124	6,623
11/09/2017	8,713	9,107	—
10/10/2017	2,732	2,856	2,862
20/10/2017	393,648	63,246	—
26/12/2017	—	135,997	4,674
19/01/2018	33,623	8,486	1,533
07/03/2018	2,193	4,162	—
27/03/2018	—	6,345	3,604
27/04/2018	—	10,377	—
01/09/2018	—	1,366	1,028
29/09/2018	—	20,195	4,600
24/12/2018	19	1,095	—
07/01/2019	—	1,842	839
21/04/2019	—	653	309
13/06/2019	—	97	177
14/06/2019	—	41	75
01/07/2019	—	41,598	13,657
21/2/2020	—	—	110,145
28/2/2020	—	—	127,716
Share‑based compensation recognized for share options	508,162	353,151	290,630

A summary of share based compensation recognized related to share options granted and ordinary shares issued is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
General and administrative expenses	508,162	353,151	290,630
Total	508,162	353,151	290,630

As of December 31, 2018, 2019 and 2020, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB410,202, RMB150,349 and RMB8,741, respectively. As of December 31, 2020, such cost was expected to be recognized over a weighted average period of 3.24 years.

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

Conversion

Each holder of preferred shares has the right to convert any or all of its preferred shares into ordinary shares at the quotient of the original issue price divided by the then effective conversion price, which shall initially be the issue price per share of the preferred shares, as defined in the memorandum and articles of association being no less than par value. In addition, all outstanding preferred shares shall be automatically converted into ordinary shares upon the consummation of a Qualified IPO.

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

Upon the completion of the initial public offering, all of the Company’s Preferred Share were converted into 24,433,200 ordinary shares on a one-to-one basis.

15. ORDINARY SHARES

The Group’s Amended and Restated Memorandum of Association authorizes the Group to issue 5,000,000,000 ordinary shares with a par value of US$0.00001 per share approximately. As of December 31, 2018, 2019 and 2020, the Group had 162,672,800, 195,191,000, and 203,510,681 ordinary shares issued and outstanding, respectively.

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

In August 2019, the Company completed its initial public offering and issued 8,085,000 ADSs (representing 8,085,000 Class A ordinary shares). The net proceeds raised from initial public offering and from exercising the over-allotment option by the underwriters were RMB463,065, net of issuance cost of RMB31,776. Upon the completion of the initial public offering, the 195,191,000 ordinary shares outstanding were classified into Class A and Class B ordinary shares, of which 128,228,600 shares were designated to Class A ordinary shares and 66,962,400 shares were designated to Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder.

Class A ordinary shares—The Group is authorized to issue 4,600,000,000 Class A ordinary shares with a par value of $0.00001 per share. As of December 31, 2019 and 2020, there were 128,228,600 and 142,348,281 Class A ordinary shares outstanding, respectively.

Class B ordinary shares—The Company is authorized to issue 200,000,000 Class B ordinary shares with a par value of $0.00001 per share. As of December 31, 2019 and 2020, there were 66,962,400 and 61,162,400 Class B ordinary shares outstanding, respectively.

16. SEGMENT INFORMATION

The Group’s chief operating decision maker is our Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

Substantially all of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC.

As of December 31, 2018, 2019 and 2020, the majority of long-lived assets of the Group were located in the PRC and Hong Kong.

17. EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB116,281, RMB110,394, and RMB69,370 for the years ended December 31, 2018, 2019 and 2020, respectively.

18. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely a general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2018, 2019 and 2020.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2020, the aggregate amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities in the Group not available for distribution amounted to RMB2,779,849.

19. NET INCOME (LOSS) PER ORDINARY SHARE

The Group has determined that its preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares, and preferred shares according to the participation rights in undistributed earnings for the year ended December 31, 2018. For the year ended December 31, 2019, undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss allocated to the ordinary shares. There were no preferred shares outstanding for the year ended December 31, 2020.

Basic and diluted net loss per share for each of the years presented were calculated as follows:

	For the years ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to 9F Inc.	1,981,804	(2,159,576)	(2,258,895)
Less:
Change in redemption value in Series A preferred shares	(17,225)	(10,711)	—
Deemed dividend to preferred shareholders	—	—	—
Undistributed earnings allocated to preferred shareholders	(244,589)	—	—
Net income (loss) attributable to ordinary shareholders for computing net income per ordinary shares—basic	1,719,990	(2,170,287)	(2,258,895)
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—basic	162,672,800	174,552,468	198,596,879
Net income (loss) per ordinary share attributable to ordinary shareholders—basic	10.57	(12.43)	(11.37)
Diluted net income per share calculation
Net income (loss) attributable to ordinary shareholders for computing net income per ordinary shares—basic	1,719,990	(2,170,287)	(2,258,895)
Add: adjustments to undistributed earnings to participating securities	27,007	—	—
Net income (loss) attributable to ordinary shareholders for computing net income per ordinary shares—dilute	1,746,997	(2,170,287)	(2,258,895)
Denominator:
Weighted average ordinary shares basic outstanding	162,672,800	174,552,468	198,596,879
Effect of potentially diluted share options	23,062,400	—	—
Weighted average ordinary shares outstanding used in computing net income per ordinary shares—dilute	185,735,200	174,552,468	198,596,879
Net income (loss) per ordinary share attributable to ordinary shareholders—diluted	9.41	(12.43)	(11.37)

For the year ended December 31, 2018, no share options were excluded from the computation of diluted earnings per share as their effects have been anti-dilutive. For the years ended December 31, 2019 and 2020, the effects of all outstanding share options were excluded from the computation of diluted loss per share, as their effects would be anti-dilutive.

20. LEASES

The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2020, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2020, the Group did not have additional operating leases that have not yet commenced.

For the years ended
December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	59,395
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	12,285
Weighted average remaining lease term
Operating leases	1.5
Weighted average discount rate
Operating leases	5.30%
Short-term lease cost	314

As of December 31, 2020, the maturity of operating lease liabilities are as follows:

Years ending December 31:	RMB
2021	14,862
2022	13,405
2023	2,956
2024	—
Thereafter	—
31,223
Less imputed interest	1,720
Total	29,503

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the year ended December 31, 2018, 2019, 2020, total rental expense for all operating leases amounted to RMB68,753, RMB71,287, and RMB58,831 respectively.

21. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to period legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal, except for the legal proceeding disclosed below, or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

Legal proceedings

As disclosed in Note 2, in 2019, the Company partnered with PICC under the direct lending program. In November 2019, PICC stopped paying service fees as agreed in the Cooperation Agreement. PICC further disputed with the Group regarding payments of the service fees under the Cooperation Agreement.

The Group has suspended its cooperation with PICC on new loans under its direct lending program since December 2019 and has entered into agreements with other financing guarantee companies in providing guarantee services to the institutional funding partners.

In May 2020, the Group commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the Cooperation Agreement. The Group, together with its legal counsel of the case has determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to the Group under the direct lending program. The Group is seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After the Group’s legal action was filed against PICC, PICC filed a civil lawsuit against the Group at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to the Group under the Cooperation Agreement plus accrued interest should be refunded to PICC. After several rounds of jurisdictional objections, the case was finally heard by the local court in Beijing in December 2020. As of the date of this report, the Group is still waiting for court hearing by the local court in Beijing.

The Group is vigorously asserting its rights against PICC and will defend itself against any claims brought against the Group by PICC in the legal proceeding. The Group obtained a legal opinion from a law firm in Beijing who believes that the Group’s claim should have judicial support. As of the date of this report, the legal matter remains at the preliminary stage, and it is not possible at this stage to ascertain the outcome of the lawsuit.

As of the date of this report, the Group is involved in 63 civil cases, disputes involving private lending guarantee, performance infringement, and labor arbitration; the amounts in disputes are approximately RMB48.8 million, RMB5.4 million, RMB1.4 million, and RMB1.1 million, respectively.The cases are at preliminary stage, and it is not possible at this stage to ascertain the outcome of any of the lawsuits.

Beginning in September 2020, the Group and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020) (the “State Court Action”) and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, filed Jan. 20, 2021) (the “Federal Court Action”). Both actions allege that defendants made misstatements and omissions in connection with the Company's initial public offering in August 2019 in violation of the federal securities laws. On April 21, 2021, the parties completed briefing on Defendants’ Motion to Dismiss the State Court Action, and a decision is currently pending. Both cases remain in their preliminary stages.

22. SUBSEQUENT EVENTS

The Group has reviewed its subsequent events through May 17, 2021, the date these consolidated financial statements were issued and has determined that other than the following paragraph and matter discussed in Note 21, no material subsequent events have occurred that require recognition in or disclosure to the consolidated financial statements.

The Group early terminated an office lease contract with terms from October 1, 2018 to September 30, 2021 in Beijing on March 3,2021 due to its decision to exit its business operations. According to the termination agreement, the Group was required to pay RMB10 million for the default and restoration. The Group paid the RMB10 million on March 26, 2021.

COVID-19 impacts

Starting from January 2020, a novel strain of coronavirus, COVID-19, has spread worldwide. As COVID-19 has negatively affected the broader Chinese economy and the global economy, China has experienced lower domestic consumption in the first half of 2020, and may experience further economic uncertainty, which may also impact us in a materially negative way. Starting from the fourth quarter of 2020 and extending to the first quarter of 2021, a few waves of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions were reinstated. Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

9F Inc.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets:
Cash and cash equivalents	814,089	778,097	119,249
Amounts due from subsidiaries and VIEs	1,061,026	892,472	136,877
Other receivables	377	653	100
Prepaid expenses and other assets	8,707	2,080	219
Investments in subsidiaries and VIEs	4,406,243	2,503,999	383,755
Total assets	6,290,442	4,177,301	640,200
Liabilities:
Accrued expense and other liability	—	8,684	1,331
Amounts due to subsidiaries and VIEs	9,659	39	6
Total liabilities	9,659	8,723	1,337
Shareholders’ Equity:
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized; 128,228,600 and 142,348,281 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized; 66,962,400 and 61,162,400 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Additional paid-in capital	5,241,296	5,531,926	847,805
Retained earnings (deficit)	947,265	(1,356,397)	(207,877)
Accumulated other comprehensive income	92,220	(6,953)	(1,066)
Total shareholders’equity	6,280,783	4,168,578	638,863
Total liabilities and shareholders’ equity	6,290,442	4,177,301	640,200

9F Inc.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Equity in earnings (loss) of subsidiaries and VIEs	2,495,935	(1,777,756)	(1,855,047)	(284,298)
Operating costs and expenses	(514,144)	(371,063)	(333,427)	(51,100)
Provision for contract assets and receivables	—	(691)	—	—
Interest income	13	4,601	12,183	1,867
Impairment loss of investments	—	(20,724)	(97,892)	(15,003)
Other income, net	—	6,057	15,288	2,343
Net income (loss)	1,981,804	(2,159,576)	(2,258,895)	(346,191)
Net income (loss) per ordinary share
Basic	10.57	(12.43)	(11.37)	(1.74)
Diluted	9.41	(12.43)	(11.37)	(1.74)
Weighted average number of ordinary shares used in computing net income (loss) per ordinary share
Basic	162,672,800	174,552,468	198,596,879	198,596,879
Diluted	185,735,200	174,552,468	198,596,879	198,596,879

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income (loss)	1,981,804	(2,159,576)	(2,258,895)	(346,191)
Other comprehensive income
Foreign currency transaction adjustments	84,430	12,126	(97,245)	(14,903)
Unrealized gains (losses) on available-for-sale investments	(1,146)	(99)	—	—
Comprehensive Income (Loss)	2,065,088	(2,147,549)	(2,356,140)	(361,094)

9F Inc.

SCHEDULE 1—CONDENSED STATEMENTS of CASH FLOW

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income (loss)	1,981,804	(2,159,576)	(2,258,895)	(346,191)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings (loss) of subsidiaries and VIEs	(2,495,935)	1,777,756	1,855,047	284,298
Share‑based compensation expense	508,162	353,151	290,630	44,541
Impairment loss of equity securities without readily determinable fair value	—	20,725	97,892	15,003
Gain from disposal of equity securities without readily determinable fair value	—	(6,057)	—	—
Changes in operating assets and liabilities:
Other receivables	—	(377)	—	—
Prepaid expenses and other assets	(550)	(8,020)	6,667	1,022
Accrued expense and other liabilities	3,551	(3,551)	5,901	904
Amounts due to subsidiaries and VIEs	(43)	9,659	(147)	(23)
Amounts due from subsidiaries and VIEs	(707,308)	131,387	45,654	6,997
Net cash provided by (used in) operating activities	(710,319)	115,097	42,749	6,552
Cash Flows from Investing Activities:
Investment in subsidiaries	—	(69,149)	18,774	2,877
Loan to related parties	(137,510)	—	(97,515)	(14,945)
Proceeds from repayment of related parties	—	138,163	—	—
Disposal of long-term investments	—	8,289	—	—
Net cash provided by (used in) investing activities	(137,510)	77,303	(72,840)	(11,163)
Cash Flows from Financing Activities:
Proceeds from exercise of share options	—	—	—	—
Proceeds from convertible redeemable preferred shares	544,785	—	—	—
Net proceeds from initial public offering and from exercising the over—allotment option by the underwriters(net of issuance cost of RMB31,776)	—	463,065	—	—
Net cash provided by financing activities	544,785	463,065	—	—
Effect of exchange rate changes	87,448	13,173	(122,247)	18,735
Net increase (decrease) in cash and cash equivalents	(215,596)	668,638	(152,338)	(23,347)
Cash and cash equivalents at beginning of year	361,047	145,451	814,089	124,765
Cash and cash equivalents at end of year	145,451	814,089	661,751	101,418

9F Inc.

SCHEDULE 1— NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(PARENT COMPANY ONLY)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2.	The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIE and the VIEs subsidiaries.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividends were paid by the Group’s subsidiaries to their parent company in 2018, 2019 and 2020.
4.	As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.