Form 20-F
period 2021-12-31
9F Inc.
filed 2022-05-17
CIK 1619544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

Li Zhang, Chief Financial Officer

Room 1607, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

Tel: +86 (10) 8527-6996

Email: zhangli1@9Fbank.com.cn

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

As of December 31, 2021, there were 231,323,675 ordinary shares outstanding, par value $0.00001 per share, being the sum of 170,161,275 Class A ordinary shares and 61,162,400 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“9F,” “us,” “our Company,” “our” and “we” are to (i) 9F Inc. and its subsidiaries in the context of describing our offerings of wealth management services (including internet securities service, fintech business, fund sales and insurance brokerage service) outside China, and (ii) 9F Inc., its subsidiaries, the VIEs and their subsidiaries in China in the context of describing the general nature of our operations and our consolidated financial information;
●	“ADSs” are to our American depositary shares, each of which represents one class A ordinary share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00001 per share;
●	“class B ordinary shares” are to our class B ordinary shares, par value US$0.00001 per share;
●	“financial institution partners” are to financial institutions that provide insurance and guarantee services, as well as the institutional funding partners;
●	“fixed income products” are to investments in the loans facilitated through our previous online lending information intermediary services for peer-to-peer lending and borrowing that are subject to the applicable PRC laws and regulations;
●	“institutional funding partners” are to banks and other institutions which have partnered with us on our previous direct lending program to fund loans originated to our borrowers;
●	“loan origination volume” are to the total amount of loans originated to the borrowers, including the loan origination volume under our VIE’s previous revolving loan products, non-revolving loan products and direct lending program during a given period. Loan origination volume for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loans, are counted towards loan origination volume under our VIE’s previous direct lending program;
●	“merchant partners” are to the online merchants and offline merchants connected by our VIE’s online platforms including the merchants connected through our One Card-linked China UnionPay payment channels;
●	“ordinary shares” or “Ordinary Shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;
●	“VIEs” or “consolidated affiliated entities” are to Jiufu Shuke Technology Group Co., Ltd. (“Jiufu Shuke,” formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), Beijing Puhui Lianyin Information Technology Co., Ltd. (“Beijing Puhui”), Zhuhai Huike Lianyin Technology Co., Ltd. (“Zhuhai Lianyin”), Beijing Yi Qi Mai Technology Co., Ltd. (“Yi Qi Mai,” formerly known as Beijing Wu Kong Mao Technology Co., Ltd. and Beijing Chaoka Internet Technology Co., Ltd.) and Shenzhen Fuyuan Network Technology Co., Ltd. (“Shenzhen Fuyuan”); and
●	“WFOEs” are to Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd., Beijing Shuzhi Lianyin Technology Co., Ltd., Zhuhai Xiaojin Hulian Technology Co., Ltd. and Zhuhai Wukong Youpin Technology Co., Ltd.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.3726 to US$1.00, the noon buying rate as of December 30, 2021. The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than Renminbi or U.S. dollars. In preparing our financial results contained in this annual report, we have used foreign exchange rates as set out in our financial statements included elsewhere in this annual report.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with users and other partners we collaborate with;
●	our future business development, results of operations and financial condition;
●	competition in our industries;
●	relevant government policies and regulations governing our corporate structure, business and industries;
●	general economic and business condition in China, Hong Kong and other places where we operate our business;
●	the impact of the public health events (including COVID-19 pandemic) on our business operations, the industries we are operating in and the economy of China and elsewhere generally; and
●	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections (including “Item 3. Key Information—D. Risk Factors”) of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our VIEs

9F Inc. is a holding company with no material operations of its own. We conduct a major part of our operations through our PRC subsidiaries and our VIEs. PRC laws and regulations prohibit or restrict foreign ownership in companies involved in the provision of value-added telecommunication services in China. Our value-added telecommunication services in China have therefore been conducted through our VIEs in order to comply with PRC laws and regulations to provide investors with exposure to foreign investment in such entities. Investors in our ADSs are not acquiring any equity interest in our operating entities in China but instead are acquiring interest in 9F Inc., a holding company incorporated in the Cayman Islands which does not conduct operation on its own.

We have entered into a series of contractual arrangements with our subsidiaries, our VIEs, and the shareholders of our VIEs, including master exclusive service agreements, proxy agreements and powers of attorney, exclusive option agreements, and equity interest pledge agreements. As a result of these contractual arrangements, we have the power to direct the activities of our VIEs that most significantly impact their economic performance. We are also entitled to receive substantially all of the economic benefits generated by our VIEs as primary beneficiary and we bear the obligation to absorb any and all economic losses they incur. In addition, we have an exclusive option to purchase all or part of the equity interests in each of our VIEs when and to the extent permitted by PRC law. For the reasons above, while we do not own equity in our VIEs, we believe that our VIEs should be treated as Variable Interest Entities under the Financial Accounting Standards Board Accounting Standards Codification Topic 810 – Consolidation and we should be regarded as the primary beneficiary of our VIEs. Accordingly, we consolidate our VIEs and their financial results in our consolidated financial statements in accordance with U.S. GAAP. The material terms of each set of contractual arrangements among us, our PRC subsidiaries and our VIEs and their respective shareholders are substantially similar. A summary of certain key terms is set out below:

●	Master Exclusive Service Agreement. Under the master exclusive service agreement between our relevant PRC subsidiary and our relevant VIE, our PRC subsidiary has the exclusive right to provide, among other things, technical support and consulting services to each VIE. In addition, each VIE irrevocably grants our PRC subsidiary an exclusive and irrevocable option to purchase any or all of the assets and business of each VIE at the lowest price permitted under PRC law.
●	Proxy Agreement and Power of Attorney. Under the proxy agreement and power of attorney among our relevant PRC subsidiary, each relevant VIE and each shareholder of the VIE, such shareholder irrevocably nominates, appoints and constitutes our PRC subsidiary and its successors as his attorney-in-fact to exercise any and all of his rights as a shareholder of each VIE.
●	Exclusive Option Agreement. Under the exclusive option agreement among 9F Inc., our relevant PRC subsidiary, each relevant VIE and each shareholder of the VIE, such shareholder irrevocably grants 9F Inc. or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his equity interests in the VIE at a price equal to the higher of the actual capital contribution paid in the registered capital of the VIE by such shareholder and the lowest price permitted under the PRC law.

●	Equity Interest Pledge Agreements. Under the equity interest pledge agreement among our relevant PRC subsidiary, each VIE and each shareholder of each VIE, such shareholder pledges all of his equity interests in the VIE to our PRC subsidiary to secure the performance by the VIE and its shareholders of their respective obligations under the applicable contractual arrangements. If the pledger or the VIE breaches its obligations under these contractual arrangements, our PRC subsidiary, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in each VIE. Our PRC subsidiary also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

For more details of these contractual arrangements, see “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Shareholders.”

Contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs in enforcing the terms of these arrangements. For example, if we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we are required to rely on the performance by the VIEs and shareholders of the VIEs of their obligations under these arrangements to exercise control over the VIEs and their subsidiaries. Although we have the right to replace any shareholder of each VIE under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts arises and remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC laws, arbitration, litigation and other legal proceedings. Our contractual arrangements have not been tested in a court of law in China, and, as there are very few precedents and little formal guidance on how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws, there remain significant uncertainties regarding the ultimate outcome of such proceedings should they become necessary. See “D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with each VIE and its shareholders for a major portion of our business operations, which may not be as effective as direct ownership in providing operational control and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements,” and “D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under the contractual arrangements we have with them would materially and adversely affect our business, financial condition, and results of operations.”

There are also substantial uncertainties regarding potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws or regulations, or if these laws or regulations or their interpretations change in the future, we could be forced to relinquish our interests in those operations, which may result in our VIEs being deconsolidated. As a consequence, our operations and financial performance may be materially and adversely affected and our ADSs may significantly decline in value or become worthless. See “D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the commercial arrangements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could significantly affect the enforceability of these contractual arrangements and, consequently, significantly affect the financial condition and results of operations of 9F Inc. If the PRC government finds such commercial arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs and may lose the ability to consolidate their financial information.”

Cash Transfers within our Organization and Dividend Distributions

Cash may be transferred within our organization in the following manner: (i) we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; (ii) we and our subsidiaries may provide loans to the VIEs and vice versa; (iii) funds may be transferred between the VIEs and our subsidiaries, including our PRC subsidiaries, as service fees for services contemplated by the VIE agreements, as repayment of loan or pursuant to other commercial contracts; and (iv) our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us through intermediate holding companies or otherwise.

Because we control the VIEs through contractual arrangements, neither us nor our subsidiaries are able to make direct capital contribution to the VIEs or their respective subsidiaries.

The following table describes transfers among us, our subsidiaries and the VIEs made during the periods presented:

Year Ended December 31, 2021
(RMB in millions)
Capital contributions from us to our offshore subsidiaries(1)	―
Loans from us to our offshore subsidiaries	1,289
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	1
Loans from us or our offshore subsidiaries to PRC subsidiaries	136
Loans from our subsidiaries to the VIEs, net	―
Other amounts paid by our subsidiaries to the VIEs(2)	18
Other amounts paid by VIEs and their subsidiaries to our subsidiaries	―

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.
(2)	Cash paid by one of our Hong Kong subsidiaries to one of our VIEs for services rendered.

Furthermore, as of the date of this annual report, (i) neither any of our subsidiaries nor any of the VIEs has made any dividends or other distributions to us, their respective shareholders or any U.S. investors; and (ii) we intend to distribute earnings or settle amounts owed under the VIE agreements in the near future in line with our past practices. Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under the Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. See “D. Risk Factors — Risks Related to Our American Depositary Shares — Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.”

The following discussions illustrate taxes we would hypothetically be required to pay in China, assuming that: (i) we have taxable earnings, and (ii) we decide to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)

Under the terms of VIE agreements, our VIEs are required to pay for services provided by our subsidiaries. These fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis, as filing of consolidated tax returns is not allowed under PRC law. The fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and should be tax neutral.

(3)

Certain of our subsidiaries and VIEs qualify for preferential income tax rates (15% or 20%) in China. However, such rates are subject to qualification, are temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be applied.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of each VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure among these entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible for PRC tax purposes for our VIEs while generating taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 51% of the pre-tax income. Our management believes that the possibility of this scenario occuring is remote.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary funds. These reserve funds and discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions or payments to us. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including our PRC subsidiaries, for our cash and financing requirements. However, our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements described above. See “D. Risk Factors – Risks Related to Doing Business in China and Hong Kong – We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Permission Required from the PRC Authorities with respect to the Operations of our VIEs and PRC Subsidiaries

We conduct our business in China through our PRC subsidiaries, our VIEs and subsidiaries of our VIEs. Each of our PRC subsidiaries, our VIEs and subsidiaries of our VIEs is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation, or the SAMR, and its local counterparts. Some of our VIEs and their subsidiaries are additionally required to obtain, and have obtained, an array of operating licenses and permits in connection with their operations, including but not limited to (i) value-added telecommunication business operation licenses for the provision of “internet information services” held by Jiufu Shuke, Yi Qi Mai, Beiijng Jiufu Puhui Information Technology Co., Ltd. (“Jiufu Puhui”), Beijing Jinniu Zhixuan Technology Co., Ltd. (“Jinniu Zhixuan”) and six other subsidiaries of our VIEs (including Shenzhen Best Quality Mall Science and Trading Co., Ltd., Jiurui Changsheng (Beijing) Digital Technology Co., Ltd., Beijing Muyu Technology Development Co., Ltd., Yisi Hudong (Beijing) Technology Co., Ltd., Beijing Juhuixuan Technology Co., Ltd. and Beijing Qiaoheiban Education Technology Co., Ltd.), (ii) value-added telecommunication business operation licenses for the provision of “online data processing and transaction processing services” held by Yi Qi Mai, Jinniu Zhixuan, Shenzhen Best Quality Mall Science and Trading Co., Ltd., and Beijing Juhuixuan Technology Co., Ltd., (iii) value-added telecommunication business operation licenses for the provision of “call center” held by Jiufu Shuke and Shenzhen Xinchaoneng Digital Information Technology Co., Ltd., (iv) food operation licenses held by Beijing Lirongxing Trading Co., Ltd., Shenzhen Best Quality Mall Science and Trading Co., Ltd., Beijing Juhuixuan Technology Co., Ltd. and Guizhou Diaogong Liquor Co., Ltd., (v) online culture business permits held by Beijing Lirongxing Trading Co., Ltd. and Beijing Juhuixuan Technology Co., Ltd., (vi) insurance brokerage license held by Jiuhang Insurance Brokers Co., Ltd., (vii) financing guarantee organization business permit held by Xiamen Fucheng Financing Guarantee Co., Ltd., and (viii) permit for the production and operation of radio and TV programs held by Beijing Juhuixuan Technology Co., Ltd.

As of the date of this annual report, we have not received any warnings and have not been subject to any penalties or other disciplinary action from any PRC authority for the failure to obtain or the insufficiency of any approval or permit in connection with the conduct of our business operations. We have not been denied by any PRC authority with respect to the application of any requisite permissions by us, our PRC subsidiaries, our VIEs or subsidiaries of our VIEs in China.

If (i) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “D. Risk Factors — Risks Related to Our Business and Industry — We do not hold any licenses or permits for providing securities brokerage business in China. Although we do not believe we engage in the securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations. If some of our activities in China are considered by relevant authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected,” “D. Risk Factors—Risks Relating to Our Business and Industry—Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries may have a significant impact on our business model,” “D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to extensive regulatory requirements with respect to our business operations in Hong Kong and Southeast Asian countries, any non-compliance with which, or changes in these regulatory requirements, may affect our business operations and financial results,” “D. Risk Factors—Risks Related to Doing Business in China and Hong Kong — Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless,” and “D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

However, there remain uncertainties as to the implementation and interpretation of existing laws and regulations by PRC authorities as well as future legislative initiatives in China. Relevantly, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions stressed the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to address risks and incidents of China-based companies that are listed overseas, cybersecurity issues, data privacy protection requirements and other similar matters. Subsequently, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The filing for follow-on offering by an issuer conducted overseas should be submitted to the CSRC within three business days after the completion of such follow-on offering. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; and (iii) the voluntary or mandatory delisting of the issuer. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of non-listed PRC companies and follow-on offerings by PRC companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. Indirect overseas listing of and offerings by PRC companies will be regulated by the Overseas Listing Rules, a draft of which have been issued by the CSRC for public comments, after it takes effect.

On April 2, 2022, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archiving Rules, which, upon its enactment, would replace the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing issued by the CSRC in November 2009 currently in effect. The Draft Confidentiality and Archiving Rules expressly expands its application to both direct and indirect overseas offerings and listings and requires PRC domestic companies conducting overseas offerings and listings, as well as their securities companies and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Draft Confidentiality and Archiving Rules, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any securities company, securities service provider, or regulator of a foreign jurisdiction, any material that contains state secrets or sensitive information relating to the work of the government, or any material that, if divulged, would jeopardize national security or the public interest, such domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Draft Confidentiality and Archiving Rules also requires foreign accounting firms engaged in auditing work related to the overseas offerings and listings of PRC domestic companies to complete certain procedures required by applicable laws and regulations and prohibits PRC domestic companies from providing accounting records to non-compliant foreign accounting firms. According to the Interim Provisions on the Audits Conducted by Accounting Firms Concerning the Overseas Listings of Domestic Companies issued by the Ministry of Finance and currently, a foreign accounting firm engaged by a PRC domestic company for its overseas offerings and listings must cooperate with a PRC accounting firm and must report to the relevant authorities before it undertakes auditing work in China. The Draft Confidentiality and Archiving Rules also mandate that all working paper and other files produced in China by securities companies and securities service providers in the course of the overseas offerings and listings must be stored in China and must not be transmitted to recipients outside China without the approval of the competent PRC authorities. The Draft Confidentiality and Archiving Rules also alters procedures for the inspections of PRC domestic companies listing overseas and their securities companies and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, it removes the requirements that (i) the prior approval of competent PRC authorities must be obtained, and (b) such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Draft Confidentiality and Archiving Rules, foreign regulators should carry out activities relating to investigation, evidence collection and inspection, through cross-border cooperation mechanisms. Further, PRC domestic companies, securities companies and securities service providers should report to the CSRC or other relevant PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any material to them.

Because the Overseas Listing Rules and the Draft Confidentiality and Archiving Rules are currently in draft forms and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing and achieving management requirements, will be imposed on a PRC company with respect to our listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard.

In addition, on December 28, 2021, the Cyberspace Administration of China, or the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the previous Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and its pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the Regulations on Network Data Security Management (draft for public comments), or the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department by January 31 of the following year. If the draft Regulations on Network Data Security Management is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to our previous offerings (including our initial public offering completed in 2019), as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Overall, the PRC government’s oversight and control over offerings conducted overseas in relation to securities of, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our Company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless. For more detailed information, see “D. Risk Factors — Risks Related to Doing Business in China and Hong Kong —The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our previous securities offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to our offerings, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”

More generally, as a major part of our operations in China is conducted by our PRC subsidiaries, our VIEs and subsidiaries of our VIEs, the PRC government has significant authority to regulate or intervene in our PRC operations at any time. We are also subject to risks associated with the rapidly evolving PRC legal system and possible changes in PRC laws, regulations, and rules which may occur quickly with little or no advance notice. For example, the recently promulgated PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance efforts. The Revised Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the draft Regulations on Network Data Security Management published by the CAC for public comments in November 2021, could potentially expose us to additional restrictions and requirements, including requirements for the clearance of cybersecurity review. Given the novelty of some of the applicable PRC rules and regulations and the fact that others remain in draft forms, there are and will continue to be substantial uncertainties with respect to their interpretation and implementation. If the clearance of cybersecurity review or the completion of any other procedures or actions is required of us, we cannot assure you that we can comply with such requirements timely or at all. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our Company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless. In addition, we are subject to risk of the delisting of our ADSs or the prohibition of our ADSs from trading in the over-the-counter trading market in the United States due to the lack of the inspection of the Public Company Accounting Oversight Board (the “PCAOB”) on our auditors under the Holding Foreign Companies Accountable Act (“HFCA Act”). In addition, the PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong because of a position taken by one or more authorities in China or in Hong Kong, respectively (the “PCAOB Determination”). Our auditor is currently not subject to the PCAOB Determination. However, if for whatever reason the PCAOB is unable to conduct full inspections of our auditor or if out auditor becomes subject to the PCAOB Determination, our securities could be delisted or prohibited from being traded “over-the-counter” under the HFCA Act. And if our securities are unable to be listed on another securities exchange by then, such a delisting or trading prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities. See “D. Risk Factors — Risks Related to Doing Business in China and Hong Kong.”

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business and Industry

We operate in emerging and evolving industries, and our operations and products have been and may need to be modified in responding to the latest market trends, which makes it difficult to evaluate our future prospects.

The industries we are operating in and we are expanding into are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in and we are expanding into is also evolving and may remain uncertain for the foreseeable future. For example, our VIE ceased the operation of its online lending information intermediary platform, Jiufu Puhui, partially because the developments in the overall online lending information intermediary industry. Furthermore, there are few established players with business models similar to ours in these industries. Potential users and partners we collaborate with may not be familiar with the industries we are operating in or are expanding into, and may not fully appreciate the value we add and may have difficulty distinguishing our products and services from those of our competitors.

Furthermore, our past growth rates may not be indicative of our future growth. For example, our VIE ceased its operations of our online lending information intermediary business, and thus the historical growth we have achieved in such business cannot be relied upon for evaluation of our future developments.

We are subject to risks in relation to our transition into an internet securities service platform and technology company.

We are transitioning into an internet securities service platform and technology company, which may consume huge resources of ours. The execution of our strategy for such transition may not be as smooth as we expect, and we may incur additional costs to overcome hurdles that may arise.

We may continue to introduce new products and services and make modifications to existing ones in response to or in anticipation of changes in our industries’ landscape, user needs or regulatory scheme. We may lack experience in operating the business relating to new products and services. We also face competition from existing market players, which could result in low price competition. In addition, each of these new products and services, or modifications to existing ones calls for significant time and resource devotion of our management, which may have an adverse impact on our financial condition and results of operations, while we cannot assure you that our attempts to make such new products and services, or modifications to existing ones will be successful, profitable or widely accepted by customers. Furthermore, as new products and services, or modifications to existing ones may materially change the way we conduct our business, they may render the projection of our future operations obsolete, and therefore our future prospects may be difficult to evaluate.

In addition, in connection with the introduction of new products and services or in response to general economic conditions, the performance of our existing businesses may be impacted by changes to the policies and qualifications made by us or our partners that are applicable to our existing products and services. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in these developing and rapidly evolving markets. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;
•	expand the base of our users and partners we collaborate with;
•	improve our operational efficiency;
•	continue to scale our technology infrastructure to support the expected growth of our business;
•	broaden our product and service offerings;
•	operate without being adversely affected by the negative publicity about the industries in general and our Company in particular, if any;
•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platforms;
•	attract, retain and motivate talented employees to support our expected business growth;
•	navigate economic conditions and fluctuations;
•	seek new business opportunities for future growth; and
•	defend ourselves in litigation, and against regulatory, intellectual property, privacy, product quality or other claims.

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

In addition, there may exist uncertainty of the regulatory requirements in relation to the industries we operate in or plan to operate in and we cannot assure you that all of our business offerings will continue to be deemed in compliance with applicable laws and regulations in a fast-changing regulatory environment. For example, we are providing technology empowerment services to our partners operating in highly-regulated industries, which may subject us to additional regulatory compliance requirements. If any of our business offerings are deemed to be in violation of relevant applicable laws and regulations, our business, financial condition and prospects would be materially and adversely affected.

We are transforming our business operations, and the transformation may not be successful ultimately.

We ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on our VIE’s online lending information intermediary platform, Jiufu Puhui. We have entered into collaboration arrangements with certain licensed asset management companies, pursuant to which the investors’ rights to existing loans have been transferred to those companies, with relevant repayment of the principal and investment income, as applicable, in relation to the fixed income products expected to be made by such asset management companies to the investors within 36 months in ways chosen by investors subject to terms and on the conditions set forth in the platform notice to the investors. After the change of business operations, Jiufu Puhui no longer provides loan facilitation services, and licensed asset management companies and other third-party service providers will continue to provide existing investors with services in relation to the return of their remaining investment in the loans.

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

Even if the transformation of our business model is implemented successfully as we planned, the actual costs incurred in this process may be substantially higher than we anticipated. There might also be other issues and negative consequences arising from our business transformation such as loss of the user base of ours or our VIEs’, additional regulatory requirements, internal control issues, changes in employee structure as well as other unexpected consequences, any of which may have a material adverse effect on our competitive position, business, financial condition and results of operations.

We have incurred net losses and negative cash flows from operating activities, and may incur net losses and experience negative cash flows from operating activities in the future.

We incurred net losses of RMB2,153.6 million and RMB2,251.2 million in 2019 and 2020 and RMB236.8 million (US$37.2 million) in 2021, respectively. The net cash used in operating activities was RMB429.0 million and RMB1,744.6 million in 2019 and 2020 and RMB229.5 million (US$36.0 million) in 2021, respectively.

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

In addition, we may not be able to achieve profitability or generate positive cash flows from operating activities and, even if we achieve positive operating cash flows, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. Further, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceedings and a total loss of your investment.

We do not hold any licenses or permits for providing securities brokerage business in China. Although we do not believe we engage in the securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations. If some of our activities in China are considered by relevant authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall engage in the securities business without the approval of the securities regulatory authority of the State Council. See “Item 4. Information on the Company — B. Business Overview  — Regulation  —  Regulations Related to Our Business Operation in China  —  Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies.” We do not hold any licenses or permits in relation to the provision of securities brokerage business in China. A significant portion of our technology, research and development, management, supporting and other teams are based in China and a large number of our users are PRC residents. However, we do not believe the stock investment services offered by us constitutes the securities brokerage business in China. As of the date of this annual report, we have not received any inquiry relating to our stock investment services from regulatory authorities in China.

Mr. Sun Tianqi, the director of the Financial Stability Bureau of the People’s Bank of China, or the PBOC, is reported to have made a speech concerning online securities brokers on October 24, 2021 at the Third Bund Summit. In the course of this speech, Mr. Sun commented that it is illegal for overseas online securities brokers, which have not obtained approvals for conducting the securities business in China, to provide securities services offshore to domestic users in China through the internet. While no laws or regulations in this area have been promulgated by the PRC authorities after the event as of the date of this annual report, in draft form or otherwise, it is uncertain as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of conducting the securities related businesses in China or whether the foregoing comments of Mr. Sun represent or will be adopted as the official stance on the licensing requirements. We cannot assure you that we will not be deemed as operating a securities brokerage business in China. If we are considered by relevant authorities to be providing securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, we may be required to obtain licenses or permits from relevant regulatory bodies, including the CSRC, which we may not be able to obtain timely or at all. We may also be subject to inquiries, investigations and regulatory actions and penalties, including fines, suspension of parts or all of our relevant service and product offerings in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In addition, our employees or business partners may engage in certain activities in relation to which relevant authorities would require permits or licenses. If such permits or licenses are not obtained or maintained, we may be subject to regulatory inquiries and penalties and may suffer negative publicity for such activities conducted by our employees or business partners.

PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume completed on our platform. If the government further tightens restrictions on the conversion of Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.

A significant portion of our clients are Chinese nationals. We do not provide cross-border currency conversion services related to Renminbi to our clients, and we require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchanges in the United States or purchase any offshore wealth management products through our platform to deposit funding into their respective offshore trading accounts.

In addition, the PRC government imposes controls on the conversion of Renminbi into foreign currencies and, in certain cases, currency remittance out of China. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. Under the current regulatory framework, Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only, such as tourism and education purposes, and Chinese nationals can only engage in offshore investments under capital items through specified methods such as through Qualified Domestic Institutional Investors. See “Item 4. Information on the Company — B. Business Overview  — Regulation  —  Regulations Related to Our Business Operation in China  —  Regulations Related to Foreign Exchange.” If the government further tightens the amount of currency exchange allowed for Chinese nationals, increases the control over remittance of currency out of the PRC, and/or specifically prohibits any exchanges for securities-related investment, the trading activities of Chinese nationals on our platform could be restricted, which would significantly reduce the trading volume on our platform. As our revenues from brokerage commission income depends heavily on the total trading volume facilitated by our internet securities investment platform, the occurrence of any of the abovementioned regulatory changes may have a material and adverse impact on our brokerage and wealth management business and in turn our business, financial condition, results of operations and prospects overall.

In addition, under the existing regulations on offshore investments, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. As we do not provide cross-border currency conversion services related to Renminbi to our Chinese national clients, we do not require our clients to submit evidence of approval or registration from relevant authorities with respect to the foreign currency used for offshore investments. However, since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations, and for many other factors that are beyond our control and anticipation, we cannot assure you that our operations will not be deemed by relevant authorities as providing currency conversion services or otherwise violating relevant foreign exchange laws and regulations. In such cases, we may be asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients and verify evidence of approval obtained by our clients from relevant authorities, and we may also be subject to regular inspections from relevant authorities from time to time, warnings, correction orders, condemnation and fines, suspension or termination of certain of our operations. If any of such events occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries may have a significant impact on our business model.

Securities brokerage and wealth management industries have been subject to an increasingly regulated environment in recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. Changes in rules promulgated by government agencies and self-regulatory organizations in various jurisdictions that oversee our businesses, and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes, may directly affect our model of operations and profitability.

In addition, to continue to operate and expand our services internationally, we may be required to comply with the regulatory regime of each jurisdiction where we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements across different jurisdictions, which again can often be ambiguous, may limit our ability to continue our existing multinational operations or to further expand our business internationally. For example, we face significant legal uncertainties as to whether the CSRC would require us to obtain certain licenses or permits relating to our activities in China given the fact that most of our technology, customer services and administrative teams are based in China, or whether the CSRC would view our current or previous business operations in China as non-compliant with the relevant regulatory regime. See also “—We do not hold any licenses or permits for providing a securities brokerage business in China. Although we do not believe we engage in the securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations. If some of our activities in China are considered by relevant authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.” We could be subject to disciplinary or other actions in the future due to alleged or deemed non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain how they will develop. Lawsuits and litigation may cause us to incur significant litigation costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any unfavorable settlements or judgments against us could have a material adverse impact on our results of operations, financial condition, liquidity and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We and PICC Property and Casualty Company Limited Guangdong Branch (“PICC”) are pursuing legal actions against each other. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under a cooperation agreement, as amended (the “Cooperation Agreement”). We, together with our legal counsel of the case have determined that PICC has breached its contractual obligations under the Cooperation Agreement for not paying service fees that were due to us. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the Cooperation Agreement plus accrued interest should be refunded to PICC. Currently, the abovementioned legal proceedings are still in fact finding, evidence exchange and rebuttal stages, with the date of hearing to be further determined by the court. We will vigorously assert our rights against PICC and defend ourselves against any claims brought against us by PICC in these legal proceedings. However, both actions remain at the preliminary stage, and it is not possible at this stage to ascertain the outcome of either of these lawsuits. If we do not prevail in either of these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected. See “Loss of or failure to maintain relationship with our partners or implement our strategy to develop new relationships with other potential partners may materially and adversely affect our business and results of operations” for a discussion on other negative impacts that may result from these claims.

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the COVID-19 Pandemic.

The COVID-19 (including its variants) pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. The COVID-19 pandemic has resulted in, and may continue to result in, quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. In connection with intensifying efforts to contain the spread of COVID-19, government authorities have taken a number of measures, which included quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Consequently, our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the COVID-19 pandemic. For example, as a result of the slowdown in consumer activities, and the fluctuation of the stock markets, the demand for our services or services of our partners may in turn be reduced. The other effects include the temporary closure of our offices, quarantine of certain of our employees and restrictions on our employees’ ability to travel. All of these could negatively affect our business operations, financial condition and results of operations.

We have taken, and may continue to take, measures in response to the pandemic, including the adoption of modified operating hours, restrictions on the number of on-site employees, remote working arrangements and more stringent workplace sanitation measures, which may also have negative impact on our business operations.

Even though China and Hong Kong have made significant achievements in the control and prevention of the COVID-19 pandemic, the recent outbreak of Omicron variant of COVID-19 in Hong Kong and several cities in mainland China has resulted in the re-imposition of quarantines, travel restrictions and other limitations, and we cannot assure you that there will not be an outbreak in China or Hong Kong again, and there is significant uncertainty relating to the severity of the near-term and long-term impact of the global COVID-19 pandemic on the demand of our products and services. The extent to which this pandemic impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this pandemic and the actions taken by authorities and other entities to contain or treat its impact, among others, all of which are beyond our control. In addition, we have and will continue to explore business opportunities in Southeast Asian countries. COVID-19 has caused significant disruptions to the economic development in this region, which could negatively affect our future development in this region. Furthermore, during the ongoing global COVID-19 pandemic, the capital markets are experiencing pronounced volatility, which may adversely affect investor’s confidence and, in turn may affect, the market price of our ADSs.

We cannot guarantee the profitability of investments made through our platform and our business and reputation may be harmed by events beyond our control.

As a provider of securities brokerage services, wealth management services and investment banking services, we cannot guarantee the profitability of investments made through our platform. The profitability of our clients’ investments as well as our business, results of operations and reputation are directly affected by elements beyond our control, such as economic and political conditions, changes in the volatility in financial markets (including volatility as a result of the COVID-19 pandemic and conflicts between Russia and Ukraine), significant increases in the volatility or trading volume of particular securities, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions remain uncertain.

The global spread of COVID-19 in a significant number of countries around the world and the traveling restrictions due to COVID-19 have resulted in, and may intensify, global economic distress, and the extent to which it may affect our business and results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

Unfavorable financial markets and economic conditions in Asia and elsewhere in the world could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations.

The recent geo-political uncertainties may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of the ADSs to be adversely affected.

In addition, a prolonged weakness in the U.S. or Hong Kong stock markets or in specific securities or a general economic downturn could cause our users to incur losses, which in turn could cause our brand and reputation to suffer. If our reputation is harmed, the willingness of our existing users, and potential new users, to use our services could be negatively impacted, which would adversely affect our business, financial condition and results of operations. Some of our users may also seek to hold us responsible when they suffer a financial loss on trades executed through our platform, or if such trades are not as profitable as they have expected. They may seek to recover their damages from us or bring lawsuits against us which would harm our reputation and adversely affect our business, financial condition and results of operations.

If we are not able to respond to changes in user preferences for our products and services and provide a satisfactory user experience, or our existing and new products and services do not maintain or achieve sufficient market acceptance, we will not be able to maintain and expand our user base and increase user activities, and our financial results and competitive position will be harmed.

We believe that our user base and partners network are the cornerstone of our business. Attracting new users and partners is critical to the continued success of our business. We strategically focus on serving the younger generation and seek to cultivate user loyalty. Our ability to attract and retain users and partners largely depends on whether we can effectively address their needs. Moreover, we depend on our existing user base to build user loyalty, grow with our users and offer them better products and services. Our ability to maintain and expand our user base depends on a number of factors, including our ability to develop other products and services, and our ability to provide relevant and timely products and services to meet changing user needs. We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our products and services. We also incur expenses and expend resources upfront to develop, acquire and market new products and services that incorporate additional features, improve functionality or otherwise make our products more desirable to our users and partners. New products must achieve high levels of market acceptance in order for us to recoup our investment in developing and/or acquiring them and in bringing them to market. If we fail to retain our existing users or to offer products and services that cater to their evolving needs, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

Furthermore, prior to the discontinuation of our online lending information intermediary business, our fixed income products constituted a significant portion of the online wealth management products we offered. Although we have been developing other online wealth management products and services, we cannot guarantee that they will, and will continuously, retain and attract new investors. If the market acceptance of the online wealth management products offered by us, or such products in general, declines, and we fail to retain our investors by developing and promoting other wealth management products as alternative investment portfolio options for investors, we may suffer a shrinkage of our investor base, and our business, operating results and financial condition will be adversely impacted.

Loss of or failure to maintain relationships with our partners or implement our strategy to develop new relationships with other potential partners may materially and adversely affect our business and results of operations.

We anticipate that we will continue to leverage relationships with existing partners to grow our business while pursuing new relationships with additional partners. For example, the success of our transition into an internet securities service platform and technology company depends on our ability to provide our partners with desirable and competitive technology empowerment services that capture both the core demand of our partners and the development trajectory of the industries they operate in. If we fail to cater to our partners’ evolving needs, or fail to offer competitive services in a timely manner in response to growing competition, we may not be able to retain our partners or to expand our partnership network, and as a result our results of operations will be negatively and materially impacted.

Pursuing, establishing and maintaining relationships with partners require significant time and resources. Our current agreements with our partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in incentivizing our partners to favor their products or services, which may in turn make our products and services less attractive to our partners. In addition, certain partners may suspend or terminate their cooperation with us, or may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. Furthermore, our partners may build their own in-house solutions team and devote more resources to support their own competing business. If we cannot successfully enter into and maintain effective relationships with our partners, our business will be harmed.

Moreover, if any of our partners decides to suspend or terminate its cooperation with us, or fails to perform properly, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our users and partners, inability to attract users and partners, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations and could negatively affect the value of your investment.

We may not be able to ensure the accuracy of information relating to third-party products or the authenticity of third-party wealth management products on our platform, and we have limited control over performance of investment products we market.

We offer other onshore and offshore investment products such as stock investments, insurance, bank wealth management products and fund investment products. Certain underlying wealth management products are offered by third-parties. The acceptance and popularity of our platform are partially premised on the reliability of the relevant underlying wealth management products and information on our platform. We rely on third-party providers of the relevant wealth management products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide false financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products that they find on our platform and suffer losses, they may consider us culpable and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed and we could experience reduced user traffic on our platform, which would adversely affect our business and financial performance.

Furthermore, as investors access the underlying wealth management products through our platform, they may have the impression that we are at least partially responsible for the quality of these products. Although we have established standards to screen product providers before they are allowed to sell their products on our platform, we have limited control over the performance of the investment products we distribute. In the event that an investor is dissatisfied with the underlying products or the services of a product provider, we do not have any means to directly address these issues in response to user complaints. If investors become dissatisfied with the underlying wealth management products available on our platform, our business, reputation, financial performance and prospects could be materially and adversely affected.

Fraudulent or illegal activities associated with our users and business partners could negatively impact our brand and reputation and result in a loss of users. As a result, our business may be materially and adversely affected.

We remain subject to the risk of fraudulent or illegal activities associated with our users and business partners. The resources, technologies and fraud detection tools we have employed may be insufficient to accurately detect and prevent fraudulent or illegal activities. Significant increases in fraudulent or illegal activities could negatively impact our brand and reputation and therefore harm our operating and financial results. Any misbehavior of or violation by our users of applicable laws and regulations could lead to regulatory inquiries and investigations that involve us, which may affect our business operations and prospects. We might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional regulatory and litigation expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur and thereby causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

We face risks related to our “know-your-client” procedures when our clients provide outdated, inaccurate, false or misleading information.

We collect personal information during the account opening and registration process for our investment business. Although we require our clients to submit documents for the proof of their identity and address for completing the account registration process and to update such information from time to time, we face the risks that information provided by our clients may be outdated, inaccurate, false or misleading. Although the fact that we have appropriate ongoing monitoring procedures in place to keep customer information up to date pursuant to applicable regulatory requirements, we cannot fully verify the accuracy, currency and completeness of such information beyond reasonable effort. For example, certain of our users are holders of the PRC identity cards. As the PRC identity cards are usually valid for more than ten years with some having no expiration term at all, certain clients may have changed their domicile or citizenship during the validity of their PRC identity cards and therefore be subject to applicable laws and regulations of jurisdictions other than the PRC. In this situation, our provision of products and services to such clients could be in violation of applicable laws and regulations in the jurisdictions where those clients reside, of which we may not be aware until we are warned by the relevant supervising authorities. We could be subject to legal or regulatory sanctions, fines or penalties, financial loss, or damage to our reputation resulting from such violations.

Misconduct, mistakes and malperformance of our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and mistakes of our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with our users and partners we collaborate with and to process large numbers of transactions, both of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated, hacked or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, intentional sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify, prevent and deter misconduct or mistakes of employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with users, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

Our E-commerce business is currently offered through third party e-commerce platforms and covers eight major categories of merchandise. We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we or our suppliers or third party e-commerce platforms we cooperated were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from merchants or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our E-commerce business.

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

Any negative publicity with respect to us, the industries we are operating in and our partners may materially and adversely affect our business and results of operations.

Our reputation is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

●	maintain the quality and reliability of our products and services;
●	provide our users and partners with a superior experience;
●	effectively manage and resolve user complaints; and
●	effectively protect personal information and privacy of users.

Any allegation or negative reporting made by the media or any other parties regarding the foregoing, or with regard to, among others, our management, business, compliance with laws, financial condition or prospects, whether with merit or otherwise, could significantly harm our reputation and our business and operating results.

As the industries we are operating in or are expanding into are new and the regulatory framework for these industries is also evolving, negative publicity about these industries may arise from time to time. Such general negative publicity about the industries we are operating in may also have an adverse impact on our reputation, regardless of whether we have actually engaged in any inappropriate activities. The violation of applicable regulations by any participant in the industries we operate in or are expanding into may adversely impact the reputation of the industries as a whole.

In addition, negative publicity about our partners, third party service providers or other counterparties, such as any failure by them to adequately protect the information of our users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could harm our reputation. If any of the foregoing occurs, our business and results of operations could be materially and adversely affected.

Our failure to compete effectively could adversely affect our results of operations and market share.

The industries we are operating in and we are expanding into are competitive and evolving.

Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, marketing, sale and support of their products and services. Our competitors may also have more extensive user bases, greater brand recognition and brand loyalty and broader partnership networks than us. Additionally, a current or potential competitor may acquire one or more of our competitors or form a strategic alliance with all or any of them. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth. In addition, our competitors may be more capable at developing new products and services, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they may resort to the undercutting of market-standard pricing and terms, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and terms could become less favorable if we fail to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our partners, such partners may choose to terminate their relationships with us.

In addition, the industries we are operating in or are expanding into are subject to rapid and significant technological changes. In order to compete in these industries and pursue our technology empowerment strategies, we need to continue to make significant investments in developing technologies across all areas of our business, such as artificial intelligence, information privacy security, and other emerging new technologies. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and may eventually not be successful. If we are unable to compete effectively and meet the need for innovation in the industries we are operating in or are expanding into, the demand for our products and services could plateau or significantly decline, we could experience reduced revenues or our platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, we may lose market share and our revenue may decrease.

We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new users and partners. The successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the popularity of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. In 2019, 2020 and 2021, our sales and marketing expenses were RMB2,343.4 million, RMB343.1 million and RMB224.6 million (US$35.2 million), respectively. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

If we fail to manage our growth effectively, our business may be materially and adversely affected.

Our growth has posed, and will continue to pose, challenges to our management, personnel, systems and resources. Our success will depend in part on our ability to manage the growth we achieve effectively. To sustain our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. The addition of new employees and the system development that we anticipate will be necessary to manage our growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

We collect, store, process and use certain personal information and other sensitive data from our users and partners and our business is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China and other jurisdictions.

Our platform collects, stores, processes and uses certain personal information and other sensitive data from our users and partners. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly being governed by legislation and regulations in China, Hong Kong and elsewhere. The regulatory framework and enforcement regime regarding cybersecurity, information security, privacy and data protection have been constantly evolving in China, Hong Kong and worldwide and are likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China, Hong Kong and elsewhere in the world where we have business operations or are expanding into, require changes in business practices or privacy policies, or if the relevant governmental authorities in China, Hong Kong and elsewhere in the world where we have business operations or are expanding into, interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Cyber Security Law, critical information infrastructures operators, or CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national security shall be subject to national cybersecurity review. According to the Measures for Cybersecurity Review promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, CIIOs must pass a cybersecurity review when purchasing network products and services which affect or may affect national security. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the previous Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, in addition to “CIIO”, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. On August 17, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures,” or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservation, finance, public services, e-government, national defense related science and technology industries, as well as those which may seriously endanger national security, the national economy and citizens’ livelihoods and public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating rules for the identification of CII with reference to factors set forth in the provisions, and should further arrange for CII identification to be conducted in certain industries and fields in accordance with such rules. The relevant authorities shall also notify operators who are being identified as CIIOs. However, as these provisions were newly issued and the governmental authorities may further enact detailed rules or explanations with respect to the interpretation and implementation of such provisions, including rules on identifying CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs. If we provide or are deemed to provide network products and services to CIIOs, or if we are deemed to be a CIIO, we would be required to follow the relevant cybersecurity review procedures and be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. During such review, we may be required to suspend new user registration in China and/or experience other disruptions to our operations. Such review, if undertaken, could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. Furthermore, if we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of CII, including the obligation to set up a special security administration department and to conduct security background reviews on persons in charge of such department or holding other key positions in such department. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft Regulations on Network Data Security Management require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. If the draft Regulations on Network Data Security Management is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. Pending the finalization and adoption of these draft measures and regulations, it remains to be seen whether any material changes will be made to the current draft and in what form the measures and regulations will eventually be enacted.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law imposes data security and privacy-related obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security, and puts in place export restrictions relating to certain data and information. Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which further emphasized the need to strengthen cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures. In addition, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. As a result, our overseas subsidiaries, including each Hong Kong subsidiary, could potentially become subject to the Personal Information Protection Law. Processors processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of the PRC, all personal information collected and produced within the PRC. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities. Given the Personal Information Protection Law is still in its infancy, there are uncertainties with respect to its interpretation and application, in particular the applicability of the Personal Information Protection Law to and the requirements thereunder for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China. While we do not believe the pre-approval requirements for cross-border data transfer will apply to the way we currently collect information from persons within China, in the event we are required to transfer any data from our PRC subsidiaries to our offshore subsidiaries or if the governmental authority considers our current data collection model to involve cross-border data transfer, we will be subject to the relevant requirements under the Personal Information Protection Law. The Civil Code promulgated in 2020 also contains specific provisions regarding the protection of personal information. These laws and regulations are recently issued, and there remain uncertainties with respect to their interpretation and implementation. These laws and regulations may result in additional expenses being incurred and obligations being levied on us and subject us to potential liability and negative publicity. In addition, more laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

On February 10, 2022, the Ministry of Industry and Information Technology, or, the MIIT, issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (Second Draft), or the Draft Data Security Measures in the IT Field, which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. “Industrial data” refers to information gathered and produced in the process of R&D, design, production and manufacturing, operation management, operation and maintenance, platform operation and other processes in all sectors and fields of industry. “Telecoms data” refers to information gathered and produced in the operation of telecommunications businesses. “Radio data” refers to radio frequency, radio station and other radio parameter data generated and collected in the operation of radio businesses. The Draft Data Security Measures in the IT Field also notes that the sharing “important” or “core” data with a foreign party requires a security assessment of the cross-border data transfer and approval process, and no data in the field of industry or informatization stored in China can be provided to foreign regulatory authorities without the approval of the MIIT. If the Draft Data Security Measures in the IT Field, once enacted, mandates a review process for the sharing of “important” or “core” data with foreign parties, we face uncertainties as to whether any of our data will be classified as “important” or “core” data and, if so classified, whether any such data can be shared with our overseas subsidiaries. On October 29, 2021, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer (Draft), or the Draft Security Assessment Measures, which aim to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfer. The Draft Security Assessment Measures provide that data processors must conduct a security assessment if they plan to provide any of the following data collected and generated in their business operations within the territory of China overseas: (a) any personal information for which security assessment is required pursuant to relevant laws; or (b) any important data. Prior to the cross-border transfer of any data, a data processor must conduct a self-assessment with respect to the risks of such transfer, with an emphasis on the following matters: (i) the legality, appropriateness and necessity of the cross-border data transfer and the purpose, scope and method of the data processing activities of the relevant overseas recipient; (ii) the quantity, scope, type and sensitivity of the cross-border data transfer; the risk to national security, public interests, and the legitimate rights and interests of individuals or organizations that may arise from such transfer; (iii) whether the management, technical measures and capabilities of the data processor(s) involved in the data transfer are sufficient to prevent leakage of, damage to and other risks relating to data; (iv) the responsibilities and obligations that the relevant overseas recipient assumes, and whether its management, technical measures and ability to perform its responsibilities and obligations are able to ensure the security of the relevant data; (v) the risk of data leakage, damage, tampering and abuse after the data is transmitted abroad and beyond, and whether the data subjects have clear channels to maintain their rights and interests in the relevant personal information; and (vi) whether the contract governing the cross-border data transfer concluded with the relevant overseas recipient fully stipulates the responsibilities and obligations in relation to data security and protection. In addition, if any of the following circumstances is implicated in a cross-border data transfer, the relevant data processor must also apply to the competent cyberspace administration authority for a security assessment: (A) where the data to be transferred relates to personal information or is important data collected or generated by a CIIO; (B) where the data to be transferred contains “important” data; (C) where a processor of personal data having processed personal information of more than one million individuals provides personal information overseas; (D) where personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas, in each case as calculated cumulatively; or (E) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. The result of a security assessment by the cyberspace administration authority would be valid for two years and data processors should apply for a reassessment prior to the expiration of such two-year period or if there is any change to certain circumstances relating to the cross-border data transfer within such two-year period. However, given that both the Draft Data Security Measures in the IT Field and the Draft Security Assessment Measures are published for public comments only, it remains uncertain as to whether and in what form would the final measures will be enacted. We are unable to evaluate or predict the impact of these draft measures at present, and we will closely monitor and assess any development in the rule-making process. Nonetheless, we cannot assure you that these laws, once enacted, would not have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the PRC governmental authorities have issued a series of administrative rules and regulations to enhance the security of information collected and used by mobile apps. For instance, such rules and regulations provide, among others, that (i) app operators should collect and use personal information in compliance with the Cyber Security Law and should not collect and use personal information in violation of laws, regulations or in breach of agreements with users, (ii) app operators should be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information, and (iii) app operators should not force their users to grant authorization by means of bundling, suspending installation or in other default forms. The Personal Information Protection Law also provides that the relevant governmental authorities should conduct assessment on the status of personal information protection by mobile apps and should publish the results of such assessment. Mobile apps that are identified as not in compliance with personal information protection requirements set out under the said law may be required to suspend or terminate their services and their operators may also be subject to penalties including the confiscation of illegal revenues and fines.

For a comprehensive discussions on the aforementioned laws and regulations, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Our Business Operation in China — Regulations Related to Cybersecurity, Data Security and Privacy Protection.”

We expect that the operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations on our current business practices. We have not experienced any material breaches of any of our cyber-security measures and we believe that we have complied with such laws and regulations regarding cybersecurity, information security, privacy and data protection in all material aspects. However, we cannot assure you that the measures we have taken or will take are or will be adequate under the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law or any other applicable laws or regulations. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy and data protection in China, Hong Kong or elsewhere, our business, financial condition and results of operations may be adversely affected. Furthermore, we use certain data collected from external data sources to verify information of our users in compliance with industry practice. In the event that the collection or provision of such data by any of our external data sources is considered to be in violation of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law or any other applicable laws and regulations, we may not be able to use such data for our credit assessment and our business may be materially and adversely affected.

As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator or a “data processor” carrying out data processing activities that affects or may affect national security by any governmental authorities, and it is uncertain whether we would be categorized as such under PRC law. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are subject to the same. If we fail to comply with applicable cybersecurity and data privacy regulations (including any failure or delay in the completion of the cybersecurity review procedures if applicable), we may be subject to government investigations and enforcement actions, fines, penalties, suspension of our non-compliant operations, and removal of our app from app stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations or cybersecurity review made by the CAC and we have not received any inquiry, notice, warning, or sanctions in this respect.

In addition to laws, regulations and other applicable rules regarding cybersecurity, information security, privacy and data protection, industry associations and other private parties may propose and adopt new and different privacy standards. All of these may be drafted, interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or failure to comply with such standards, could result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of our apps from app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

Our ability to protect the confidential information of our users and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

The massive amount of data that we have collected and stored make us and the third-party service providers who host our servers, targets of and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause, among other things, confidential user information to be leaked or stolen and used for illegal or criminal purposes and could result in misappropriation of funds of our users. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of information and losses suffered by our users that arise from the misappropriation of funds or otherwise, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, we rely on the massive amount of data and user information that we have accumulated over time to conduct our business. If this data is lost, stolen or compromised due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions, our business could be adversely affected.

Any significant disruption in our information technology systems, including events beyond our control, could prevent us from offering our products and services, thereby reducing the availability of our products and services and result in a loss of users and revenues.

In the event of a system outage and physical data loss, our ability to provide our products and services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user services, reputation and our ability to attract new and retain existing users. Our information technology system infrastructure is currently deployed through and our data is currently maintained mainly through third-party cloud computing service providers in China. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts and other similar events. Although historically we have not experienced any system outages resulting in material interruption to our services, we cannot assure you that such incidents will not occur in the future. Moreover, if our arrangement with the service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging services to users.

Any interruptions or delays in our services, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our users and our reputation. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from continuing our business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause users to shun our products and services, any of which could adversely affect our business, financial condition and results of operations.

The offering of our products and services depends on the effective use of mobile operating systems and the efficient distribution through mobile app stores, over which we have no control.

Our products and services are mainly offered through mobile apps. It is difficult to predict the problems we may encounter in developing applications for newly released devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. We are dependent on the interoperability of popular mobile operating systems, such as Android and iOS, in providing our products and services over which we have no control, and any changes in such systems that reduce the accessibility of our products and services or give preferential treatment to competing products and services could adversely affect the usability of our products and services on mobile devices. In addition, we rely on third-party mobile app stores for users to download our mobile apps. As such, the promotion, distribution and operation of our mobile apps are subject to these app stores’ standard terms and policies for app developers.

Our future growth and results of operations could suffer if we experience difficulties in offering our products and services through our apps on mobile devices or if problems arise with respect to our relationships with providers of mobile operating systems or mobile app stores, or if we have to incur increased costs to distribute or to have users access our apps on mobile devices. In the event that it is more difficult for our users to access and utilize our products and services on their mobile devices, or if our users choose not to access or use our products and services on their mobile devices or to use mobile operating systems that do not offer access to our products and services, we may lose our users and experience a reduction in user retention, and our business and financial condition and operating results may be adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, Hong Kong and in other regions that we operate.

Our system’s infrastructure is currently deployed through and our data is currently and mainly maintained on third-party cloud computing services platform. Our cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunication lines and internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions to, failures of or other problems associated with the basic internet infrastructure in China, Hong Kong or in other regions that we operate, or the fixed telecommunication networks provided by telecommunication service providers. Specifically, almost all access to internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying internet infrastructure and the fixed telecommunication networks in China, Hong Kong and in other regions that we operate will be able to support the continued growth in internet usage.

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

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

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

As of the date of this annual report, we have registered a series of trademarks and other intellectual property rights for our business under our name in the PRC. We cannot guarantee that any of our present or future intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Current or potential competitors may use our intellectual property without our authorization in the development and marketing of services that are substantially equivalent or superior to ours, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

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

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

The PRC government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In addition to our website, we also offer our products and services through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the CAC on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation  —  Regulations Related to Our Business Operation in China  —  Regulations Related to Value-added Telecommunication Services  — Regulations related to mobile internet applications information services.” At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. See “Item 4. Information on the Company — B. Business Overview —Regulation  —  Regulations Related to Our Business Operation in China  —  Regulations Related to Cybersecurity, Data Security and Privacy Protection.” We have implemented internal control procedures to screen the information and content on our websites and mobile applications to ensure their compliance with the APP Provisions and CAC Order No. 5. However, we cannot assure you that all information or content displayed on, retrieved from or linked to our websites and mobile applications complies with the requirements of PRC laws and regulations at all times. If our websites or mobile applications were found to be violating PRC laws and regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

From time to time, we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better serve our users. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks associated with such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platform, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from our daily operations;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to the oversight of new regulators which regulate an acquired business both domestically and internationally;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	failure to successfully further develop the acquired technology;
●	liability for activities of the acquired business undertaken before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
●	lack of sufficient power or influence over the business we invest in;
●	potential disruptions to our ongoing businesses; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, and our future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs and may not otherwise result in the intended benefits. For example, in 2016, we acquired a majority of equity interest in Metaverse Securities Limited (formerly known as 9F Primasia Securities Limited, Fuyuan Securities Limited and Ether Securities Limited successively), a company incorporated in Hong Kong, to offer stock investment products. In 2019, we made prepayments to acquire the equity interest in Hubei Consumer Finance Company, and completed the acquisition of a 24.47% equity interest in Hubei Consumer Finance Company in 2020. There is no assurance that these new investments or acquisitions will prove to be successful and we are subject to government rules and regulations which are evolving and subject to uncertainty. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our planned expansion in international markets and our existing operations in international markets could fail, reduce operating results and expose us to increased risks associated with different market dynamics and competition in the international markets.

We may face many new obstacles in our planned expansion in international markets and our existing operations in international markets. For example, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016. We have and will continue to explore business opportunities internationally including in Southeast Asian countries. These markets are untested for our products and services, and we face risks in expanding our businesses internationally or operating in our existing international markets, which include economic, regulatory, legal and political risks inherent in conducting businesses internationally and undertaking operations and sales in other jurisdictions, including challenges caused by physical distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. For example, the COVID-19 pandemic has caused significant disruptions to the economic development in Southeast Asian countries, which could negatively affect our business operation and future development in this region. See “— Risks Related to Our Business and Industry  —  Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the COVID-19.” Not all of our attempts to expand our business internationally will succeed and we will continue to evaluate our business plans and strategies in this regard.

We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our products and services or other factors. Developing product recognition internationally is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not successful in our existing or target international markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business, results of operations and profitability. In this connection, we started to offer international stock investments and insurance brokerage services in Hong Kong in 2016. We are a licensed corporation and registered with the Securities and Futures Commission of Hong Kong, or the SFC, to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO. There are already established players in these industries. These entities are in direct competition with us and include not only multi-national financial institutions but also local firms. Our directors believe that competition in the industry rests on (i) the quality of services and advice provided to clients; (ii) the expertise and reputation of the licensed corporation; and (iii) business network and connections of the licensed corporation. There is no assurance that we will be able to uphold or expand our competitive strengths. Any intensified competition may result in our loss of market share, and could materially harm our business, results of operations and profitability.

We are subject to potential exposure to allegations of professional misconduct liability with respect to our business operations in Hong Kong.

Our business operations in Hong Kong involve the provision of professional advice to clients on stock investments by professionals employed by us. A client who suffers loss due to his/her reliance on the advice given by our subsidiary, operating such business may have a legal cause of action against it, its employees or us for damages, compensation and/or other relief.

Although we have adopted certain internal control measures to minimize the risk of negligence and/or infidelity of our employees with respect to our operation in Hong Kong, there is no assurance that these risks can be eliminated with respect to our operation in Hong Kong. We still owe a duty of care towards our clients to exercise proper skill and/or care, and could be potentially liable for breaches in failure to carry out such duty of care resulting in a loss. Furthermore, as we do not maintain any insurance for allegations relating to professional negligence or employee infidelity, we are exposed to potential liabilities resulting from these allegations.

If there is any allegation of negligence and/or employee infidelity brought against us or our employees, we may be exposed to legal and/or other proceedings in Hong Kong which may result in substantial costs and diversion of resources and management’s attention. It may also have an adverse impact on our profitability, financial position and reputation.

We are subject to extensive regulatory requirements with respect to our business operations in Hong Kong and Southeast Asian countries, any non-compliance with which, or changes in these regulatory requirements, may affect our business operations and financial results.

The financial market in Hong Kong in which we operate is highly regulated. There have been and will continue to be changes in rules and regulations from time to time in relation to the regulatory regime of the financial service industry, including, but not limited to, the SFO, the Companies Ordinance, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (“C(WUMP)O”), the Securities and Futures (Financial Resources) Rules, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, all as amended, supplemented or otherwise modified from time to time. Any such changes in the relevant rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. If we fail to comply with these applicable rules and regulations from time to time, we may face fines or restrictions on our business activities or even suspension or revocation of some or all of our licenses for carrying on our business activities.

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

We may be subject to regulatory inspection and investigations from time to time. With respect to SFC investigations, we may be subject to secrecy obligations under the SFO whereby we are not permitted to disclose certain information relating to the SFC investigations. In addition, unless we are specifically named as the party that is being investigated under the SFO investigation, we generally do not know whether we, any member of our staff, or any of our respective directors, our responsible officers, or our licensed representatives is the subject of SFC investigations. If the results of the inspections or investigations reveal misconduct, the SFC may take disciplinary actions such as revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers or licensed representatives and/or any of our staff. Any disciplinary actions taken against us or penalties imposed on us, our directors, responsible officers, licensed representatives or relevant staff could have an adverse impact on our business operations and financial results.

In addition, our operations in Southeast Asian countries are subject to licensing and other regulatory requirements, the compliance of which will incur additional costs. For example, we have obtained the P2P license in Indonesia approved by the Financial Services Authority (Otoritas Jasa Keuangan), or OJK, and our Indonesian joint venture company has had its Multi-Finance license approved by OJK. However, we cannot assure you that we can successfully maintain such licenses or continue to obtain licenses necessary to satisfy the needs of our business operations in those countries. If we fail to maintain our current licenses or cannot obtain new licenses as required, our business operations and developments in Southeast Asian countries may be negatively impacted, having an adverse impact on our results of operations and financial condition.

We have granted share options, and may continue to grant share options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses.

As of March 31, 2022, options to purchase a total of 20,048,199 Class A ordinary shares of our Company were granted to our management and employees and are outstanding. We recorded RMB353.2 million, RMB290.6 million and RMB52.3 million (US$8.2 million) in 2019, 2020 and 2021, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to obtain additional capital on favorable terms or at all.

We anticipate that our current cash, and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months from the date of this annual report. However, we need to make continued investments in facilities, hardware, software, technology systems and to retain talent to remain competitive. Due to the unpredictable nature of the capital markets and the industries we are operating in, we cannot assure you that we will be able to borrow or raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience poor operating results. If adequate loans and/or capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our interim results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our interim results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any interim period are not necessarily indicative of future performance. Fluctuations in interim results may adversely affect the market price of our ADSs. Factors that may cause fluctuations in our interim financial results include but are not limited to the following:

●	our ability to attract new users and partners and maintain relationships with existing ones;
●	the amount and timing of operating expenses related to acquiring users and the maintenance and expansion of our business, operations and infrastructure;

●	network outages or security breaches;
●	general economic, regulatory, industry and market conditions;
●	our emphasis on user experience instead of near-term growth;
●	natural disasters, health epidemics and other calamities, and any measures taken in response thereto which are beyond our control; and
●	the timing and expenses related to the development or acquisition of technologies or businesses.

In addition, we may experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption and investment patterns. As a result, our results of operations could be affected by such seasonality in the future.

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

Furthermore, we started to offer international stock investments and insurance brokerage services in Hong Kong in 2016. Under the licensing requirements of the SFO, our licensed corporations, Metaverse Securities Limited and Lion Global Financial Limited, are required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As of March 31, 2022, we have seven responsible officers to supervise Type 1 (dealing in securities) activities, seven responsible officers for Type 4 (advising on securities), six responsible officers for Type 9 (asset management) activities, and two responsible officers to supervise Type 5 (advising on futures contracts) activities under the SFO, and are in compliance with the relevant laws and regulations in Hong Kong. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their roles as responsible officers, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the relevant licensing requirements which could adversely affect our licensed corporations’ status, and our business and financial performance will be negatively impacted.

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

We believe our success depends on the efforts and talent of our employees, including software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure or at all. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve users could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in China, Hong Kong and elsewhere in the world where we have operations may adversely affect our business and results of operations.

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

Insurance companies in China and in certain other regions that we operate currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of the date of this annual report, we lease properties underlying most of our offices and branch offices. The lessors of some of these leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines of up to RMB10,000 (US$1,569) per unit leasehold.

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

The PRC government has provided various tax incentives to our subsidiaries, VIEs and their respective subsidiaries. These incentives include reduced enterprise income tax rates and exemptions from enterprise income tax. For example, under the relevant PRC tax laws, the statutory enterprise income tax rate is 25%. However, the income tax rate of an enterprise that has been determined to be a “high and new technology enterprise” can be reduced to a favorable rate of 15%. In addition, the income tax rate of enterprises of encouraged industries in certain regions or enterprises qualified as “small enterprises with low profits” can be reduced to a favorable rate of 20%. Several of our subsidiaries, VIEs and their respective subsidiaries are either subject to the favorable income tax rate of 15%, 20% or have been exempted from the enterprise income tax for a certain period. For details, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results —  Taxation  —  China.” Any increase in the enterprise income tax rate applicable to our subsidiaries, VIEs and their respective subsidiaries, or any discontinuation or retroactive or future reduction of any of the favorable tax treatments currently enjoyed by our subsidiaries, VIEs and their respective subsidiaries, could materially and adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of the provision for income taxes. Furthermore, competent PRC tax authorities may conduct tax audits on our subsidiaries, VIEs and their respective subsidiaries, and may also challenge our calculation of our tax liabilities. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. The other two material weaknesses that have been identified related to the lack of timely and appropriate detailed account analysis and related account reconciliation in the Company’s closing process, and the lack of documentation in support of the Company’s key process flows and related key internal control policies and procedures as well as documentation of the Company’s critical accounting estimates and the procedures it has completed to ensure compliance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses. See “Item 15. Controls and Procedures  —  Management’s Plan for Remediation of Material Weaknesses.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, it may have identified additional material weaknesses and significant deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations have required additional attention from our management, operational and financial resources and systems. We may be unable to timely complete our evaluation and testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and significant deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our operations.

In addition to COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, hacking, war, regional conflicts, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of epidemics. In recent years, there have been epidemics in and outside China, such as the Ebola virus disease, H1N1 flu, avian flu and the recent COVID-19 pandemic. Our business operations could be disrupted if any of our employees is suspected of being affected by such epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese or global economy in general.

Our headquarters are located in Hong Kong and we maintain our principal executive offices in Beijing, China. Most of our directors and management and a large majority of our employees currently reside in Hong Kong and Beijing. In addition, most of our system hardware and back-up systems are hosted in Beijing and Hong Kong. We conduct our stock investment businesses in Hong Kong with support provided by a research and development center in Shenzhen. Consequently, we are highly susceptible to factors adversely affecting Beijing, Shenzhen and Hong Kong. If any of the abovementioned natural disasters, health epidemics or other calamities were to occur in such cities or other cities where we may have material operations, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the commercial arrangements that establish the VIE structure for a certain part of our operations in China, including potential future actions by the PRC government, which could significantly affect the enforceability of these contractual arrangements and, consequently, significantly affect the financial condition and results of operations of 9F Inc. If the PRC government finds such commercial arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs and may lose the ability to consolidate their financial information.

Foreign ownership in entities that provide internet and other related businesses, including value-added telecommunication services, is subject to restrictions under prevailing PRC laws, regulations, and rules, unless certain exceptions are available. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider except for those engaged in e-commerce businesses, domestic multi-party communications services businesses, store-and-forward businesses and call center businesses, which may be 100% owned by foreign investors in accordance with the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective on January 1, 2022 and replaced the previous version, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our WFOEs are considered foreign invested enterprises. Our WFOEs (being our wholly foreign-owned PRC subsidiaries) are currently not eligible to apply for the required licenses for providing value-added telecommunication services that foreign ownership and investment is restricted in China. The online services offered by our VIEs in China would constitute a type of value-added telecommunication service that foreign ownership and investment is restricted and therefore these services are provided through our VIEs and their subsidiaries to ensure compliance with the relevant PRC laws and regulations. We entered into a series of contractual arrangements with certain of our WFOEs, each of Jiufu Shuke, Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, and the shareholders of each of such VIEs to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company.” As a result of these contractual arrangements, we exert control over our VIEs and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Although the structure that we have adopted is consistent with longstanding industry practices and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. Our VIEs and their subsidiaries hold licenses, approvals, and key assets that are essential for the operations of certain of our businesses. 9F Inc. does not have any equity interest in our VIEs. Therefore, investors in our ADSs are not acquiring any equity interest in our VIEs and their subsidiaries in China but instead are acquiring interest in our Cayman Islands holding company.

In the opinion of our PRC counsel, Han Kun Law Offices, subject to the risks disclosed in “— Risks Related to Our Corporate Structure,” our current ownership structure, the ownership structure of our VIEs and their subsidiaries, and the contractual arrangements among certain of our PRC subsidiaries, our VIEs and the shareholders of our VIEs are not in violation of any expressed and mandatory provisions of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. It is also uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted and if adopted, what they would require.

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect. Although the PRC Foreign Investment Law and the Implementation Regulations do not explicitly classify contractual arrangements as a form of foreign investment, the definition of the “foreign investment” under the PRC Foreign Investment Law contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves room for future laws, administrative regulations or provisions promulgated by the State Council to classify contractual arrangements as a form of foreign investment. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, where a concerned party claims an investment agreement to be invalid on the basis that it is for investment in prohibited or restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future.

If the ownership structure, contractual arrangements and business of our Company, our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in acting upon such violation, including:

●	revoking the business licenses or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;

●	shutting down our servers, blocking our mobile apps or websites, or discontinuing or placing restrictions or stringent conditions on our operations through any transactions between our PRC subsidiaries and our VIEs;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate or exert effective control over our VIEs; or
●	taking other regulatory or enforcement actions that are detrimental to our business operations.

The occurrence of any of the foregoing events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our financial condition and results of operations. We also cannot be certain that equity interest will be disposed of in accordance with the contractual arrangements among our WFOEs, our VIEs, and shareholders of our VIEs. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the occurrence of any of these events deprives us of the power to control or direct the key operations of our VIEs in China, which operations most significantly impact the economic performance of our VIEs or our ability to receive economic benefits and residual returns from our VIEs, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

We rely on contractual arrangements with our VIEs and shareholders of our VIEs for a major portion of our business operations, which may not be as effective as direct ownership in providing operational control and our VIEs’ shareholders may fail to perform their obligations under our contractual arrangements.

Because PRC laws limit foreign equity ownership in various businesses conducted domestically, we operate our business in China through our VIEs and their subsidiaries, in which we have no direct ownership interest, and we have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs or their subsidiaries. For example, our VIEs and shareholders of our VIEs could fail to fulfill their contractual obligations with us, such as the obligations to operate our websites and apps effectively and use our domain names and trademarks in accordance with the contractual arrangements, or take other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we are required to rely on the performance by our VIEs and shareholders of our VIEs of their obligations under these contractual arrangements to exercise control over our VIEs and their subsidiaries. The shareholders of our VIEs may not act in the best interests of our Company and may not perform their obligations under the relevant contracts. Such risks would persist for so long as we operate our business through contractual arrangements with our VIEs and shareholders of our VIEs. Although we have the right to replace any shareholder of our VIEs under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts arises and remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC laws, arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “— Any failure by our VIEs or shareholders of our VIEs to perform their obligations under the contractual arrangements we have with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and shareholders of our VIEs may not be as effective in ensuring our control over the relevant segments of our business operations as compared with a direct ownership.

Any failure by our VIEs or shareholders of our VIEs to perform their obligations under the contractual arrangements we have with them would materially and adversely affect our business, financial condition, and results of operations.

If our VIEs or the shareholders of our VIEs fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, should the shareholders not perform their obligations under the contractual arrangements, the Company’s ability to control the operations of the VIEs and their subsidiaries will be in question and the financial information of the VIEs and their subsidiaries may not be able to be consolidated in the consolidated financial statements in accordance with U.S. GAAP. This would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. These arbitration provisions relate to claims arising from the contractual relationship created by the VIE agreements, rather than claims under US federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under US federal securities laws in the United States. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and their subsidiaries, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China and Hong Kong  —  Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and the value of your investment in our shares.

The equity interests of our VIEs are held by certain individual shareholders. See “Item 4. Information on the Company — C. Organizational Structure.” Their interests in our VIEs may differ from the interests of our Company as a whole. These shareholders may breach, or cause our VIEs to breach, the existing contractual arrangements we have with them and our VIEs, which would have a material adverse effect on our ability to effectively control our VIEs and their subsidiaries and receive economic benefits from them. For example, the shareholders of our VIEs may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our VIEs to us or our designee, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in the disruption of our business and significant legal fees and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law and other applicable laws and regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among certain of our PRC Subsidiaries, each of our VIEs, and the shareholders of such consolidated affiliated entity were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our VIEs income subject to tax in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if we request the shareholders of our VIEs to transfer their equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our designees to PRC income tax; and the taxable income of a transferring shareholder may be adjusted by the PRC tax authorities to an amount higher than the transfer price set forth under these contractual arrangements and thus the transferring shareholder may be subject to PRC income tax. The tax incurred during the equity interest transfer may be undertaken by us. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable laws and regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets and licenses held by our VIEs and their subsidiaries that are material to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceedings.

Our VIEs and their subsidiaries hold certain assets and licenses that are material to the operations of our business, including, among others, intellectual property and value-added telecommunication licenses. Under the contractual arrangements, our VIEs may not, and the shareholders of our VIEs may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our VIEs’ shareholders breach these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the seals of our PRC subsidiaries, our VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company “chop” or seal serves as the legal representation of the company with third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The seals of our PRC subsidiaries, our VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those seals are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were sealed by an individual who lacked the requisite power and authority to do so.

Risks Related to Doing Business in China and Hong Kong

The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

A major part of our operations are located in China. The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company, such as us, at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through resources allocation, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to selected industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The Chinese government has implemented various measures to generate economic growth and guide the allocation of resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, banking and shadow banking, or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. The interpretations of many PRC laws, regulations, and rules are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the administrative authorities in China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

Laws and regulations concerning our industries are also developing and evolving in China and the PRC governmental authorities may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in or may further expand into in the future. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release further regulations or policies or take regulatory actions regarding our industries that could adversely affect our business, financial condition and results of operations. Although we have taken measures to comply with and avoid violation of applicable laws, regulations and regulatory policies, we cannot assure you that our practice are and will remain in full compliance with applicable PRC laws, regulations and regulatory policies.

In addition, the PRC government may regulate or intervene in our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Severely Cracking Down on Illegal Securities Activities According to Law emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by China-based companies. Subsequently, the CSRC released the drafts Overseas Listing Rules in December 2021 for public comments, under which a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. In April 2022, the CSRC released the Draft Confidentiality and Archiving Rules for public comments, under which the PRC domestic company as well as securities companies and securities service institutions providing relevant securities services for the overseas securities offering and listing by such PRC domestic company shall strictly comply with the relevant requirements on confidentiality and archives management. The recently enacted Revised Review Measures in February 2022 provides that the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. These new regulations and any future related implementation rules may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time.

Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our previous securities offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for our listing may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which, among others, emphasized the need to strengthen cross-border regulatory cooperation and the administration and supervision of China-based issuers, and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. Subsequently, on December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The filing for follow-on offering by an issuer conducted overseas should be submitted to the CSRC within three business days after the completion of such follow-on offering. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC enterprises if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC enterprises in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operations are primarily conducted in China. The draft Overseas Listing Rules also draw the regulatory redline for overseas offerings and listings by PRC enterprises. Failure to comply with the applicable filing requirements may result in fines being imposed on the relevant PRC companies and their controlling shareholders and other responsible person, suspension of such PRC companies’ businesses, and revocation of their business licenses and operation permits. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by a foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; and (iii) the voluntary or mandatory delisting of the issuer. For more details of the Opinions and the Overseas Listing Rules, please refer to “Item 4. Information on the Company — B. Business Overview — Regulation – Regulations Related to Our Business Operation in China – Regulations Related to M&A Rules and Overseas Listing.”

As of the date of this annual report, the draft Overseas Listing Rules remain in draft form. The draft Overseas Listing Rules may be further amended and there are substantial uncertainties as to when and in what form will the rules be enacted. The draft Overseas Listing Rules are also silent on detailed requirements relating to the substance and form of the documents to be filed, and the CSRC may subsequently formulate and publish guidelines in this regard. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of non-listed PRC companies and follow-on offerings by PRC companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition. The Q&A also discussed VIE arrangements and pointed out that if relevant PRC laws and regulations are observed, companies with compliant VIE structure may seek overseas listing after having complied with the CSRC filing requirements. Nevertheless, the Q&A did not specify what would qualify as “compliant VIE structure” or the relevant domestic laws and regulations required to be complied with.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. Indirect overseas listing of and offerings by PRC companies will be regulated by the Overseas Listing Rules, a draft of which have been issued by the CSRC for public comments, after it takes effect.

On April 2, 2022, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archiving Rules, which, upon its enactment, would replace the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing issued by the CSRC in November 2009 currently in effect. The Draft Confidentiality and Archiving Rules expressly expands its application to both direct and indirect overseas offerings and listings and requires PRC domestic companies conducting overseas offerings and listings, as well as their securities companies and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Draft Confidentiality and Archiving Rules, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any securities company, securities service provider, or regulator of a foreign jurisdiction, any material that contains state secrets or sensitive information relating to the work of the government, or any material that, if divulged, would jeopardize national security or the public interest, such domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Draft Confidentiality and Archiving Rules also requires foreign accounting firms engaged in auditing work related to the overseas offerings and listings of PRC domestic companies to complete certain procedures required by applicable laws and regulations and prohibits PRC domestic companies from providing accounting records to non-compliant foreign accounting firms. According to the Interim Provisions on the Audits Conducted by Accounting Firms Concerning the Overseas Listings of Domestic Companies issued by the Ministry of Finance currently in effect, a foreign accounting firm engaged by a PRC domestic company for its overseas offerings and listings must cooperate with a PRC accounting firm and must report to the relevant authorities before it undertakes auditing work in China. The Draft Confidentiality and Archiving Rules also mandate that all working paper and other files produced in China by securities companies and securities service providers in the course of the overseas offerings and listings must be stored in China and must not be transmitted to recipients outside China without the approval of the competent PRC authorities. The Draft Confidentiality and Archiving Rules also alters procedures for the inspections of PRC domestic companies listing overseas and their securities companies and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, it removes the requirements that (i) the prior approval of competent PRC authorities must be obtained, and (b) such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Draft Confidentiality and Archiving Rules, foreign regulators should carry out activities relating to investigation, evidence collection and inspection, through cross-border cooperation mechanisms. Further, PRC domestic companies, securities companies and securities service providers should report to the CSRC or other relevant PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any material to them.

Because the Overseas Listing Rules and the Draft Confidentiality and Archiving Rules are currently in draft forms and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing and archiving management requirements, will be imposed on a PRC company with respect to our listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard.

In addition, on December 28, 2021, the CAC and several other governmental agencies jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the previous Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Given the recency of the issuance of the Revised Review Measures and its pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which provide that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.

If it is determined in the future that approval from or filing with CSRC, CAC or other governmental agencies are required for our listing, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for our listing, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek required governmental authorization in respect of the same. These governmental authorities may impose fines, restrictions and penalties on our operations in China, such as suspension of our apps, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

In addition, if CSRC or other governmental authorities subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations or other kinds of authorizations for our previous offerings, we cannot assure you that we will be able to obtain such approvals or authorizations, or to complete the required procedures (including filing procedures) or other requirements in a timely manner, or at all, or to obtain any waiver of the aforesaid regulatory requirements if and when procedures are established to obtain such a waiver. All of these could have a material adverse effect on the trading price of the ADSs and could significantly limit or completely hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate our auditor, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The COVID-19 pandemic (and its variants) has brought a severe and negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere, and the current military conflict in Ukraine has had and could continue to increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Social, political and economic risks associated with our business operations in Hong Kong.

Our headquarters are in Hong Kong and we have business operations in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. Any adverse social, political or economic conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations in Hong Kong.

Hong Kong is a special administrative region of China and the basic policies of the PRC with respect to Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong or the political, legal or policy framework governing Hong Kong in the future. If and when such change occurs, there may be significant disturbance to the political and economic stability of Hong Kong, thereby materially and adversely affecting our results of operations and financial position.

Hong Kong has been implicated in political tensions between the United States and China which have escalated following the passage of Safeguarding National Security in the Hong Kong Special Administrative Region by the SCNPC and sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government. Our businesses are materially affected by the financial markets and economic conditions in Hong Kong. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would materially and adversely affect global economic conditions and the stability of global financial markets. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

Volatility of the stock market in Hong Kong could materially and adversely affect our business and financial condition.

As we have stock business operations in Hong Kong, we are subject to the volatility of the stock market in Hong Kong. The Hong Kong stock market is directly affected by the local and international economic and socio-political environments, including without limitation the monetary policies adopted and carried out by major economies, changes in global supply chains and consumption markets, wars, regional conflicts between Russian and Ukraine and in elsewhere, and other economic and social instabilities. It is exposed to economic events around the globe for its highly open stock market, and therefore influenced by economic issues in all major markets. Any downturn in the stock market in Hong Kong will directly and adversely affect the number of active corporate finance projects in the market and therefore our performance. Historically, the local and international economic and socio-political environments fluctuated from time to time and the Hong Kong stock market was volatile due to the fluctuations. Severe fluctuations in market and economic sentiments may also result in a prolonged period of sluggish market activities which could in turn have a material adverse impact on our business and financial condition.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry and finance-related industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry and finance-related industry. These internet-related or finance-related laws and regulations are relatively new and rapidly evolving, and thus their interpretation and enforcement, and under certain circumstances, the compliance requirements still involve significant uncertainties. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

For example, PRC regulations impose sanctions for engaging in disseminating analysis, forecasting, advisory or other information related to securities and securities markets without having obtained the securities investment consultancy qualifications in China. See “Item 4. Information on the Company — B. Business Overview — Regulations  —  Regulations Related to Securities Investment Consulting Business.” We have not obtained the securities investment consultancy qualifications in China. Without the required qualifications, we should refrain from as well as explicitly prohibit our users from sharing information related to securities analysis, forecasting or advisory on our stock investment platform. However, we cannot assure you that our users will not post articles or share videos that contain analysis, forecasting or advisory content related to securities on our stock investment platform. If any of the information or content displayed on our stock investment platform is deemed as analysis, forecasting, advisory or other information related to securities or securities markets, or any of our business in the PRC is deemed to be a service providing such information, we may be subject to regulatory measures including warnings, public condemnation, suspension of relevant business and other measures in accordance with applicable laws and regulations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

In addition, we offer a suite of wealth management products to investors. In 2017, we expanded our product suite to include domestic and international investment options including stock, insurance, bank wealth management products and mutual funds. According to the Securities Investment Funds Law, any entity that engages in fund services, including but not limited to sales, investment consulting, information technology system services, shall register or file with the securities regulatory authority of the State Council. See “Item 4. Information on the Company — B. Business Overview — Regulations  —  Regulations Related to Online Sales of Securities Investment Funds.” We do not hold any licenses or permits for the promotion of, sales of, purchase of or redemption of funds in China. We do not believe the wealth management business we are conducting now in China should be deemed as fund services in China. However, we cannot assure you that relevant regulatory authorities will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as provision of fund services in China, we may be subject to penalties including imposition of fines and suspension of such fund sales business.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry and finance-related have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet and finance-related businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses and completed all the record-filing procedures required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses, permits or filings or promulgates new laws and regulations that require additional approvals, licenses, permits or filings or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs and their shareholders in a manner that would materially and adversely affect their ability to make their required distributions to us. See “— Risks Related to Our Corporate Structure  —  Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary funds. These reserve funds and discretionary funds are not distributable as cash dividends.

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

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation on loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our VIEs and their subsidiaries and our PRC subsidiaries.

We may make additional capital contributions or loans to our PRC subsidiaries, which are treated as foreign invested enterprises under PRC laws. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to registration with the SAMR or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks.

Because we control our VIEs through contractual arrangements, we are not able to make capital contributions to our VIEs and their subsidiaries; however, we may provide financial support to them by loans.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capital for expenditures beyond their business scope. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from its foreign exchange capital for expenditure beyond its business scope, securities investment or other financial investment except for guaranteed financial products issued by banks, providing loans to non-affiliated enterprises unless otherwise permitted under its business scope or constructing or purchasing real estate not for self-use. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlements to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulations  —  Regulations on Foreign Exchange  —  General administration of foreign exchange.” The applicable foreign exchange circulars and rules may significantly limit our ability to make any transfer of fund to and use fund in China, which may adversely affect our business, financial condition and results of operations.

In addition, (a) any foreign loan procured by our PRC subsidiaries, VIEs and their subsidiaries is required to be filed with SAFE through the online filing system of SAFE, and (b) each of our PRC subsidiaries, VIEs and their subsidiaries may not procure loans which exceed a statutory upper limit. Any loan to be provided by us to our PRC subsidiaries, VIEs and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches. We may not complete such approval, recording, filings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries, VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary filing or registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary filing or registration or obtain the necessary approval, our ability to fund our VIEs and their subsidiaries and our PRC subsidiaries may be negatively affected, which could in turn adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future. We are also facing similar risks with respect to the fluctuation of foreign exchange rates of other foreign currencies in relation to our international operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a significant portion of our net revenues in RMB. Under our current corporate structure, our Company in the Cayman Islands relies on dividend payments from our subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. But approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process were put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the under withheld individual income taxes, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under withheld individual income taxes, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or natural persons acquire an affiliated PRC domestic enterprise. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the SAMR shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM, the SAMR or other PRC government authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In December 2020, the NDRC and MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangements be regarded as de facto control based on provisions applied to the security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by the relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security. As these measures were recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to the new regulatory requirements on a timely basis, or at all.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC resident individuals and PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC resident individuals must update their SAFE registrations when the offshore special purpose vehicle that such PRC resident individuals directly own the equity interests in undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 also requires a PRC entity to undergo the foreign exchange registration and updating procedures in accordance with the Provisions on Foreign Exchange Administration of the Outbound Direct Investment of Domestic Institutions, issued by the SAFE in July 2009 and other relevant regulations.

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, PRC residents are required to apply for foreign exchange registration of foreign direct investment and outbound direct investments, including those required under SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

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

Our founders and a number of our directors, officers and individual shareholders who indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, including Yifan Ren, Lei Sun, Changxing Xiao, and Lei Liu have completed the foreign exchange registrations in accordance with SAFE Circular 37 or SAFE Circular 75 then in effect. In October 2018, Lei Sun established a trust, of which he and his family members are beneficiaries, and transferred all shares of our Company he beneficially owned to this trust. Each of the four other directors and officers of our Company established a trust, of which he and his family members are beneficiaries, and transferred all shares of our Company each beneficially owned to such trusts. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” All beneficiaries of such trusts who are PRC residents are required to complete relevant registrations pursuant to SAFE Circular 37. We have notified the beneficiaries of the trusts who we know are PRC residents of their filing obligation, including the obligation to make initial registration or updates under SAFE Circular 37, and such beneficiaries have undertaken to complete relevant registrations as soon as such registration is practical with the local SAFE branches or qualified banks.

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

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC residents and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company — B. Business Overview — Regulation  —  Regulations Related to Our Business Operation in China  —  Regulations Related to Employee Stock Incentive Plan.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company — B. Business Overview — Regulation  —  Regulations Related to Our Business Operation in China  —  Regulations Related to Employee Stock Incentive Plan.”

In addition, on October 12, 2021, the SAT has issued the Notice of the State Administration of Taxation on Several Measures for Deepening the Reform of “Streamlining Administration, Instituting Decentralization, Improving Regulation and Optimizing Services” in the Taxation Field to Cultivate and Stimulate the Vitality of Market Players, or the SAT Notice 69. The SAT Notice 69 requires domestic enterprises to report their share incentive plans to the tax authorities in charge, which gives the equity interests of an overseas enterprise to their employees. Under the SAT Notice 69, our employees working in China who exercise share incentive awards will be subject to PRC individual income tax. Our PRC subsidiary has the obligation to make filings related to employee share incentive awards with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share incentive awards. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or SAT Circular 82, issued by the SAT in April 2009 and amended in December 2017, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information — E. Taxation  —  People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that 9F Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then 9F Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, and dividends we pay may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains or dividends are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding Company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on SAT Circular 81, if the relevant PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or SAT Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information — E. Taxation  —  People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to 9F HK, our Hong Kong subsidiary.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor shall be subject to withholding of applicable taxes, currently at a rate of 10%. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both of such parties may be subject to penalties.

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

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law.

In February 2021, the Anti-monopoly Commission of the State Council promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentrations involving VIEs will also be subject to antitrust filing requirements. The Anti-Monopoly Guidelines for Internet Platforms became effective on February 7, 2021, but uncertainties exist with respect to its enforcement. We are unable to predict the impact of these guidelines on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations are compliant with these guidelines in all respects. If any non-compliance is determined against us, we may be subject to fines and other penalties.

On October 23, 2021, the SCNPC issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators liable for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million (US$0.8 million) if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also empowers the relevant authority to investigate into transaction where there is evidence that the resulting concentration has or may have the effect of eliminating or restricting competition, even if the level of such concentration does not reach the filing threshold. If the amended Anti-Monopoly Law is enacted in its current form, it may impose stricter regulatory requirements for the completion of certain transaction. We may have to expend higher cost and more time evaluating and managing these risks and challenges in connection with our products and services as well as our investments.

In November, 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, with the aim to further implement fair competition policies, and strengthen anti-monopoly supervision, particularly the oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood, in China.

There are significant uncertainties with respect to the evolving anti-monopoly regulatory landscape, especially in terms of the enactment timetable, final provisions, and post-enactment interpretation and implementation of the relevant rules and regulations. There is also a lack of clarity on the enforcement regime of, and differences exist in terms of local implementations of and practices on, anti-monopoly and competition laws and regulations. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms, the Anti-Monopoly Law, or other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performance of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, mid-2021 and early 2022, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industries or listed companies in general;
●	conditions in our industries;
●	announcements of studies and reports relating to the quality of our products and service offerings or those of our competitors;
●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new products and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

The exercise of certain warrants described in this annual report, and future issuance of our ordinary shares and securities convertible into ordinary shares, could significantly dilute the interests of our shareholders and cause the price of our ADSs to decline.

We have issued certain warrants (“Service Provider Warrants”) to a certain service provider pursuant to the terms of certain warrant agreement entered into between us and such holder on November 5, 2021, in consideration of certain services rendered to us by the such provider. Exercise of the Service Provider Warrants is subject to conditions set forth in the warrant agreement, and a maximum of 44,788,667 Class A ordinary shares are issuable if the Service Provider Warrants are exercised in full. As of the date of this annual report, no Service Provider Warrants have been exercised and the warrant holder does not hold any Class A ordinary shares or ADSs.

The additional issuance of Class A ordinary shares under the private placements or Service Provider Warrants, if and when effected, may cause significant dilution to our shareholders. Our shareholders may act on the possibility of this dilution and attempt to sell the ADSs. Sales of a substantial number of the ADSs in the public market, or the perception that these sales might occur, could depress the market price of the ADSs.

Furthermore, we may issue additional ordinary shares in the future. The issuance of a substantial number of ordinary shares could have the effect of substantially diluting the interests of our shareholders.

Substantial future sales or perceived potential sales of our ADSs or Class A ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or Class A ordinary shares in the public market, including in the issuance, in a situation in which we acquire a company and the acquired company receives ordinary shares as consideration and the acquired company subsequently sells its ordinary shares, or by investors who acquired such ordinary shares in a private placement, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Our Class A ordinary shares outstanding are also available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent these shares are sold into the market, the market price of our ADSs could decline.

We are in the process of registering Class A ordinary shares (including as represented by the ADSs) issuable under the Service Provider Warrants for offer and sale under the Securities Act. Certain holders of our ordinary shares may also cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under the Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from VIEs and our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs, if any. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our dual-class share structure with different voting rights and the restriction on transfer of Class B ordinary shares will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, holders of Class A ordinary shares will be entitled to one vote per share, while holders of class B ordinary shares will be entitled to five votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate to such holder, or upon a change of control of any Class B ordinary shares to any person who is not an affiliate of the registered holder of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately be converted into one Class A ordinary share.

Mr. Lei Sun, the chairman of our board of directors, beneficially owns an aggregate of 64,433,465 ordinary shares, representing in aggregate 62.0% of our total voting power as of the date of this annual report. Consequently, Mr. Sun will be able to significantly influence matters requiring shareholders’ approval such as electing directors and approving material mergers, acquisitions or other business combination transactions. The dual-class share structure will also allow Mr. Sun to have significant influence on requisition of an extraordinary general meeting of shareholders and quorum required for a general meeting of shareholders. See “Item 10. Additional Information  —  B. Memorandum and Articles of Association  —  Voting Rights” and “Item 10. Additional Information  —  B. Memorandum and Articles of Association  —  General Meetings of Shareholders and Shareholder Proposals” for details. Mr. Sun may take actions that are not in the best interest of us or our other shareholders. This concentration of voting power and the restriction on transfer of Class B ordinary shares may also discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, Mr. Sun could divert business opportunities away from us to himself or others. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentaries about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our sixth amended and restated memorandum and articles of association, the minimum notice period required to be given by our Company to our registered shareholders for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our sixth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

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

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our Class A ordinary shares represented by your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the Class A ordinary shares represented by your ADSs at any particular shareholders’ meeting, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	we have informed the depositary that a matter to be voted on by the discretionary proxy at the meeting may have an adverse impact on the rights of shareholders; or
●	voting at the meeting is made by a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares represented by your ADSs at any particular shareholders’ meeting, you cannot prevent our Class A ordinary shares represented by your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities — D. American Depositary Shares” for more information.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct a major part of our operations in China and Hong Kong. In addition, a majority of our directors and executive officers reside within China or Hong Kong, and some of the assets of these persons are located within China or Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to the securities business overseas. On April 2, 2022, the CSRC published the Draft Confidentiality and Archiving Rules, pursuant to which, the working papers and other files produced in the PRC by securities companies and securities service institutions that provide PRC domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in PRC. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on domestic companies, or relevant securities companies or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The domestic companies, securities companies and securities service institutions shall report to the CSRC or relevant PRC authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. In the event that the U.S. regulators carry out any investigation on us and there arises a need to conduct an investigation or collect evidence within the territory of China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in China under PRC laws. In addition, we and certain other entities and individuals, including our legal advisors, auditors and other agents, may be restricted from providing documents, materials, data and/or personal information to U.S. regulators before obtaining appropriate approvals from relevant PRC authorities. We may be subject to penalties if we or such other entities or individuals are found to have violated the foregoing restrictions. The U.S. regulators may resort to cross-border cooperation with the securities regulatory authority of China through judicial assistance, diplomatic channels or regulatory cooperation mechanisms in place involving the securities regulatory authority of China. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China, and restrictions on the provision of documents, materials, data and/or personal information by entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests. See also “— You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See also “Item 16G —  Corporate Governance.”

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

Our directors and officers collectively own an aggregate of 76.1% of our total voting power as of the date of this annual report. See “Item 7. Major Shareholders and Related Party Transactions — A. Major shareholders.” As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We follow home country practices with respect to the requirements for the majority of the board being independent and maintaining an audit committee of at least three members. We have also adopted a new share incentive awards plan without shareholders’ approval.

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

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules because Mr. Lei Sun, the chairman of our board of directors, owns more than 50% of our total voting power as at the date of this annual report. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2021, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year ending December 31, 2022 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (as generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation  —  United States Federal Income Tax Considerations) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years even if, we, in fact, cease to be a PFIC in subsequent taxable years. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information — E. Taxation  —  United States Federal Income Tax Considerations.”

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we are required to maintain certain numbers of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We initially conducted our business through Jiufu Shuke Technology Group Co., Ltd. (“Jiufu Shuke,” formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), a company incorporated in China in December 2006.

We restructured our corporate organization in 2014. In January 2014, we incorporated our current holding company in the Cayman Islands under the name of JIUFU Financial Technology Service Limited, which was later changed to 9F Inc. in June 2014. In February 2014, we incorporated Moore Digital Technology Information Service Limited (“9F HK”, formerly known as JIUFU Financial Information Service Limited) in Hong Kong, as a wholly-owned subsidiary of 9F Inc. We incorporated Beijing Shuzhi Lianyin Technology Co., Ltd. (“Shuzhi Lianyin,” formerly known as Beijing Jiufu Lianyin Technology Co., Ltd.), in June 2014 and Shanghai Shuzhi Lianyin Network Co., Ltd. (formerly known as Shanghai Jiufu Network Co., Ltd.), in August 2014 in China as wholly-owned subsidiaries of 9F HK.

In August 2014, Shuzhi Lianyin obtained effective control over Jiufu Shuke and Beijing Puhui through a series of contractual arrangements. In July 2015, August 2015, June 2019, May 2020 and August 2020, we amended and restated some of the abovementioned contracts with then existing shareholders of Jiufu Shuke and Beijing Puhui. In April 2020, Zhuhai Xiaojin Hulian Technology Co., Ltd. (“Xiaojin Hulian”) and Zhuhai Wukong Youpin Technology Co., Ltd. (“Wukong Youpin”), each a wholly-owned subsidiary of us in China, obtained effective control over Zhuhai Lianyin and Yi Qi Mai through a series of new contractual arrangements (as amended). We terminated contractual agreements with respect to Beijing Jiufu Meihao Technology Co., Ltd. (currently known as Beijing Jinniu Zhixuan Technology Co., Ltd., or “Jinniu Zhixuan”) in September 2020 when acquiring 100% equity interest in it. In March 2021, Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd., a wholly-owned subsidiary of us in China, obtained effective control over Shenzhen Fuyuan through a series of new contractual arrangements. As a result of our direct ownership in our WFOEs and the contractual arrangements with Beijing Puhui, Jiufu Shuke, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, which are our VIEs, we believe that our VIEs should be treated as Variable Interest Entities under the Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 810 Consolidation and we should be regarded as the primary beneficiary of our VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs.

We currently conduct substantially all of our operations through our subsidiaries in China, Hong Kong and elsewhere, and our VIEs and their subsidiaries. We established three new VIEs, Yi Qi Mai, Zhuhai Lianyin and Shenzhen Fuyuan. The online lending platform business, which was a major part of our business, was mainly conducted by Jiufu Puhui, a wholly-owned subsidiary of Jiufu Shuke. The loan products related business was mainly conducted by Xinjiang Teyi Shuke Information Technology Co., Ltd. (“Xinjiang Shuke,” formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.), a wholly-owned subsidiary of Yi Qi Mai through Beijing Lirongxing Commercial Trading Co., Ltd., (“Beijing Lirongxing”), and Zhuhai Onecard Xiaojin Technology Co., Ltd. (“Zhuhai Xiaojin,” formerly known as Zhuhai Jiufu Xiaojin Technology Co., Ltd.), a wholly-owned subsidiary of Zhuhai Lianyin. Shuzhi Lianyin provides technical support to our operations.

We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through Metaverse Securities Limited, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in the stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through Metaverse Securities Limited. We conduct insurance brokerage business in Hong Kong through Ether Wealth Management Limited (formerly known as Fuyuan Wealth Management Limited and 9F Wealth Management Limited, successively), a company we acquired in July 2017. We also acquired Lion Global Financial Limited in March 2022, through which we plan to operate insurance brokerage business and fund sales business in Hong Kong to further diversify our business offerings.

On August 15, 2019, our ADSs commenced trading on the Nasdaq Global Market under the symbol “JFU.” We raised from our initial public offering approximately US$57.7 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

In December 2020, as part of the effort to redirect our business focus, we ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on our online lending information intermediary platform, Jiufu Puhui. Pursuant to certain collaboration arrangements entered into by the Company and certain licensed asset management companies, the rights of investors in then existing loans underlying our fixed income products have been transferred to such companies, with relevant repayment of the principal and investment income, as applicable, in relation to the fixed income products expected to be made by such asset management companies to the investors within 36 months in ways chosen by the investors subject to terms and on conditions set forth in the platform notice to the investors. Accordingly, Jiufu Puhui no longer provides loan facilitation services, and licensed asset management companies and other third-party service providers will provide investors with services in relation to the return of their remaining investment in loans.

In July 2021, we entered into certain subscription agreements with two investors in relation to an investment of up to an aggregate of $59.7 million in the Company through private placements of up to 40,498,625 newly issued Class A ordinary shares, based on a per share price as agreed between the parties in a binding term sheet dated June 7, 2021. We closed the first tranche of the investment and issued a total of 20,249,313 Class A ordinary shares to the investors. In conjunction with the closing of the first tranche investment under the subscription agreement with one of the investors, or the Existing Subscription Agreement, we, such investor and a certain other investor, or the joining investor, have entered into a restated and amended subscription agreement, or the Amended Agreement, which amends the Existing Subscription Agreement. The key terms (including the per Class A ordinary share subscription price and the lock-up requirement) of the Amended Agreement are substantially similar to those of the Existing Subscription Agreement, except that in lieu of the original investor having the option to make the second tranche investment as originally contemplated under the Existing Subscription Agreement, the Amended Agreement provides that the joining investor may invest up to $1,000,000 in our Company for newly issued Class A ordinary shares. We have closed the second tranche investment and issued 678,426 Class A ordinary shares to the joining investor.

On November 5, 2021, we entered into a service agreement with a certain service provider, pursuant to which such provider will provide us with certain consulting and marketing services as well as user management services with respect to certain of our users in exchange for the issuance of the Service Provider Warrants, under which a maximum amount of 44,788,667 Class A ordinary shares can be issued. The terms and conditions applicable to the Service Provider Warrants are further set forth in a warrant agreement entered into between us and the service provider for this purpose.

Our principal executive offices are located at Room 1607, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Our telephone number at this address is +86 (10) 8527-6996. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, quarterly results, press release and other SEC filings can also be accessed via our investor relationship website at http://ir.9fgroup.com/.

B.Business Overview

We are an internet securities service platform and technology company. We offer securities brokerage services for stocks traded on the U.S. and Hong Kong exchanges, wealth management services and investment banking services and connect investors with investment opportunities that come with the vast potential of China’s new consumer economy and the appreciation of global assets. Our vision is to empower young investors around the world to make investment in a new ecosystem involving “new consumption, new technology and new fortune” using our intelligent investment services. We have taken steps to incrementally implement our business plan, including, without limitation, by maintaining SFC Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) Licenses in Hong Kong through our subsidiaries, hiring new talent for the securities brokerage services, as well as making efforts to improve and fine-tune our subsidiary’s existing internet-based securities investment platform through the deployment of revolutionary technologies including artificial technologies.

Pursuant to industry-wide policy requirements, Jiufu Puhui ceased its online lending information intermediary services in China in 2020. Outstanding loans under the relevant online lending activities have been transferred to certain third parties and Jiufu Puhui will continue to provide technical support for debt collection and post-origination customer services to such independent third parties to facilitate the phasing out of the online lending intermediary business and the settlement of outstanding loans.

Our Legacy Products and Services

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

The terms of our non-revolving loan products did not exceed 48 months. The applicable terms of our non-revolving loans for products were 1 to 48 months.

We priced our non-revolving products under our online lending information intermediary services similarly to how we priced our revolving loan products. In addition, the repayment of loan principal and interest, and the payment of prepayment fees and penalty fees, if applicable, were similar to the same under our revolving loan products.

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

Fixed income products

Our fixed income products represented investments in the loans we facilitated primarily through One Card. An investor could individually invest in the loans through our self-directed investing tool, or they could invest by leveraging our automated investing tool. We charged investors service fees. The minimum investment amount of our fixed income products was RMB100.0.

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

We offered fixed-income products with investment commitment periods mainly ranging from three months to four years with expected rates of return ranging from 6.0% to 12.0% per annum and a minimum commitment amount of RMB100. An investor would be repaid the principal and interest at the end of the investment commitment period which was non-extendable. However, an investor could elect to reinvest his or her funds in the form of subscription for a new fixed-income product before or upon the end of the current investment commitment period.

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

Investing Tools—Self-directed

Our investors could also leverage our self-directed investing tool to invest in fixed income products. Our self-directed investing tool enabled investors to manually select investment opportunities among approved borrowers posted on our platform. After selecting a desired loan, the investor then agreed to commit a certain amount of funds to a specific borrower through our platform until the maturity of the loan. Funds were transferred through the custodian bank from an investor’s account to a borrower’s account once the loan was fully subscribed. Any investor who wanted to withdraw committed funds prior to the maturity of the loan could transfer his or her rights in the loan on his or her own initiative. There was no guarantee that the transfer requests made prior to the maturity of the loans would be arranged successfully.

Payment facilitation and other products and services

We helped our One Card users pay credit card bills and household bills such as utility bills using approved credit limits under One Card. In addition, we provided other value-added services including credit history search, debt consolidation and user referral services.

Our Current Business and Services

Wealth Management Services

Internet Securities Services

We currently hold SFC Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) Licenses in Hong Kong through our subsidiaries, Metaverse Securities Limited and Lion Global Financial Limited. Benefiting from our technology capability, we aim to establish a new type of internet-based securities investment platform that offers convenient and effective global asset allocation services, especially offshore securities investment services, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Currently, we are offering the following services to our users through Metaverse Securities Limited, a licensed entity:

●	real time trading information and professional news push notification services in relation to Hong Kong and U.S.-listed securities;
●	online whole-process account opening services that satisfies Hong Kong SFC requirements using facial recognition and e-signatures;
●	convenient transfer, FPS and EDDA deposit and withdrawal services;
●	multi-category trading services that help investors’ seize market opportunities; and
●	comprehensive account design services that offer affordable investment opportunities in a wide array of securities and securities markets.

We plan to apply for more licenses based on our business plan, and we have taken steps to acquire licensed entities in Hong Kong and other regions to expand our services and product offerings. This will allow us to provide a richer investment portfolio to investors, and more effective and powerful “one account, global investment” one-stop service offerings.

Fintech Business in Southeast Asia

We have obtained the P2P license in Indonesia approved by OJK, and our Indonesian joint venture company has had its Multi-Finance license approved by OJK too, and we will manage our licenses based our the actual needs for our business operations and planning. We also cooperate with well-known local financial institutions in Southeast Asia to provide technical and operational-related services for consumer finance.

Fund Sales and Insurance Brokerage Services

We hold a Hong Kong insurance brokerage license through our subsidiary Ether Wealth Management Co., Ltd. (formerly known as Fuyuan Wealth Management Co., Ltd.), Ether Wealth Management has an experienced and professional wealth management team that assesses risks according to our clients’ different wealth management needs, and provides clients with tailor-made, comprehensive and practical wealth allocation planning and management solutions. Our team assists clients to increase their asset value with diversified wealth management products and services that allow flexible asset allocation. Currently we have rolled out a product portfolio that covers Life protection plans, Annuity plans, Universal life insurance, General insurance, MPF advisory services, etc., suitable for a range of financial needs of our clients at different stages of their journeys through life. We acquired whole equity interest in Lion Global Financial Limited, which holds SFC Type 1, 4 and 9 Licenses, Insurance Broker Company License and MPF Intermediary License and operates fund sales and insurance brokerage business, and we aim to build on its service offerings to further diversify our business. We also hold an insurance brokerage license through a subsidiary of one of our VIEs, Jiuxing Insurance Brokers Co., Ltd., and we hold shares in a fund sales license holder, CSJ Golden Bull (Beijing) Fund Sales Co., Ltd. (formerly known as CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd.) Relying on existing licenses, we cooperate with fund managers, asset management companies, trust companies, securities companies, insurance companies, commercial banks, policy banks and other financial institutions and service institutions to provide high-net-worth individuals, family and institutional investors wealth management and investment advisory services.

Technology Empowerment Services

By deploying our accumulated financial technologies, especially the advanced artificial intelligence algorithms such as machine learning, community discovery, natural language processing voice recognition, and enhanced machine learning automation model training etc., we provide our partners with technology empowerment services with respect to user acquisition, risk management, consumption scenario perception and comprehension and data modeling. With such technologies rendered to our partners, we expect to help them improve their ability for user acquisition, user filtering, user operation management and risk management, and reduce their user acquisition costs, promote their user conversion and enhance their profitability.

In 2019, we officially launched our proprietary platform that integrates our core artificial intelligence, cloud and big data technologies. Such platform provides our financial institution partners and merchant partners with highly customized modularized service packages. We have also launched a SaaS version of this platform to drive our expansion into Southeast Asia and other international markets. We have also been working closely with licensed financial institutions, such as Hubei Consumption Financial Company, by providing them with user acquisition and credit assessment assistance, as well as consultation services. Benefiting from our well-developed risk management and data analysis technology, we are in a superior position to help financial institutions acquire potential borrowers that may fit their client profile, and our deep insight on the financial industry as a long-standing provider of digital finance solutions enable us to provide high quality consultation and integrated technology solutions to financial institutions. Since our inception, we have served over 70 commercial banks with relevant services purchased by nearly ten thousand of their local branches, and are actively seeking opportunities to collaborate with well-known banks overseas. In addition, the risk management system developed by us has been widely used in banking, automobile, securities investment and insurance industries.

We have been actively developing our technologies such as big data and artificial intelligence technologies, through in-house research & development and investment in other emerging technology companies.

E-commerce Business

We rolled out online retailing services and offline B2B merchandise services in 2020, aiming to build a novel business ecosystem that delivers a finer lifestyle for our customers. Our E-commerce business is currently offered through third party e-commerce platforms and covers eight major categories of merchandise, including 3C products, beauty and skin care products, rice, noodle and oils, household appliances, jewelry, and liquor and beverages. We collaborate with over 40 suppliers in China and have cumulatively offered over 40,000 products. We also provide 24x7 customer service to assist our customers.

We aim to deliver a superior shopping experience with quality products and competitive prices for our customers, by rigorously adhering to our brand and service philosophy, playing a bigger part in the manufacturing process and supply chain management, and working with qualified suppliers.

Technology

Our success is, in part, dependent upon the technologies deployed across our business operations to support our product and service offerings.

We have taken a data-driven approach in developing and upgrading our internet securities services. Our self-built data service system provides WYSIWYG interface editing environments and allows us to launch and edit new user-interfacing functions. Our front-end development infrastructure is compatible with IOS, Android, PC and other mainstream operating systems. This enables us to launch more products across different platforms, improve front-end development efficiency, keep up with the shift in market trends and remain attractive to our users. We offer a comprehensive suite of order transaction models with real-time order taking response to complement our internet securities services. We have developed data centers to provide us with data storage function and a clear data network, based on which we have built a big-data monitoring system that features centralized log management capabilities, visualization of monitoring data and intelligent warning system for risk management. We have also deployed an intelligent operating system that is capable of providing optimized risk management and highly customized information pushing service to millions of our users.

For our technology empowerment service, we have deployed technologies to support the offerings of both intelligent risk management service as well as targeted marketing services. We have developed an intelligent risk management system utilizing artificial intelligence and big data technologies. The fundamental technology platform is empowered by highly flexible risk management strategies and risk management models, which can protect the safety of user data while ensuring the speedy development of a full-cycle risk management process, rapid iteration, and fast online deployment, verification and real time monitoring. Relying on the precision of our risk management system that is made possible by our intelligent platform, we can help our customers effectively reduce the risk of fraud and credit loss. We have also developed a targeted marketing system, which can integrate data from internal and external sources and, through the operation of our marketing conversion model, deliver marketing information via multiple channels to address the needs of our customers.

Sales and Marketing

We benefit from a large user base and strong brand recognition, which help to drive our word-of-mouth marketing strategy. In addition, we also employ advertising campaigns through online marketing channels, including:

●	General online marketing. Our general online marketing relies mainly on data driven search engine marketing and displaying advertisements on portal websites. In addition, we promote our brand and software through our corporate pages on popular interactive social media platforms.
●	Online video platforms. We collaborate with a number of major television producers and online video platforms for brand promotion, targeting television and video audiences that match our target demographics.
●	User referrals. We acquire users through user referrals by giving certain benefits to existing users if they can successfully invite others to become our active users.
●	Partner referrals. We acquire users through partner referrals.

Competition

The industries we are operating in are competitive and evolving. For example, with respect to online wealth management products, we compete with market players such as internet ecosystem owners providing cash management and quasi fixed income products, online third-party financial brokers and information providers, and marketplace lending platforms. We also compete with other digital technology-based securities service providers. Some of our larger competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their development. Our competitors may also have more extensive user bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that our ability to compete effectively for users and other partners depend on many factors, including the variety of our products and services, user experience on our platform, our technological capabilities, the risk-adjusted returns offered to investors, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brand.

Furthermore, as our business grows, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategies depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2021, we have registered 911 trademarks with the Trademark Office of the PRC National Intellectual Property Administration, or the Trademark Office, 19 trademarks with overseas authorities, 423 software copyrights with the PRC National Copyright Administration, and 72 domain names. Furthermore, we are in the process of applying for trademark registrations in other regions we operate in.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.” and “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Seasonality

We may experience seasonality in our business, reflecting seasonal fluctuations in internet usage, cycles of investment opportunities and traditional personal consumption patterns. While our rapid growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Regulations Related to Our Business Operation in China

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

According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the PRC Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The most recent version of the negative list was issued in December 2021.

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

On December 7, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021 and supersedes the Interim Regulatory Measures for Internet Insurance Business promulgated by the CIRC on July 22, 2015. The Regulatory Measures stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services, such as providing insurance products consultation services, assisting policyholders with selecting insurance products, calculating insurance premiums, drafting insurance plans for policyholders and processing insurance application formalities. It also provides that insurance intermediaries are required to manage their marketing activities and retain records of online insurance transactions. In addition, it sets a higher standard for insurance intermediaries that conduct online insurance business to improve IT infrastructure and cybersecurity protection. The Regulatory Measures sets out a ramp-up process allowing the insurance institutions to achieve full compliance in phases until February 1, 2022. Pursuant to the Regulatory Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date thereof; and (iii) complete the authentication of classified cybersecurity protection of its self-operated online platform within twelve months from the effective date of the Regulatory Measure.

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

Jiuxing Insurance Brokerage Co., Ltd. (formerly known as Ruifeng Insurance Brokerage Co., Ltd.), or Jiuxing Insurance, which is a subsidiary of one of our variable interest entities, holds a license to conduct insurance brokerage business. Jiuxing Insurance commenced its offering of onshore insurance products in February 2021.

Regulations Related to Online Sales of Securities Investment Funds

The Securities Investment Fund Law of the PRC, or Securities Investment Fund Law, which was promulgated by the SCNPC on December 28, 2012 and amended with immediate effect on April 24, 2015, provides the legal framework for regulating securities investment funds. The Securities Investment Fund Law sets out the eligibility requirements and responsibilities of publicly-offered funds’ managers and of their directors, supervisors and senior management. It also regulates various aspects of publicly-offered funds’ operations and organization, including offering process, trading of fund units, subscription and redemption. For example, the Securities Investment Fund Law requires that any agencies that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall be registered or filed with the provisions of the securities regulatory authority of the State Council.

On December 17, 2015, CSRC and PBOC promulgated the Measures for the Supervision and Administration of Money Market Funds, or the Money Market Funds Measures, which became effective on February 1, 2016. Pursuant to the Money Market Funds Measures, money market fund, or MMF, refers to a fund invested in money market instruments and authorized to subscribe for and redeem fund shares on each trading day. Pursuant to the Money Market Funds Measures provides as a general rule that no person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by CSRC. In addition, several disclosure rules must be observed during the fund sales business. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of MMFs, certain information (e.g., the providers of fund sale services, potential investment risks and the names of MMFs being sold) shall be disclosed in a conspicuous way to the investors. And for fund managers, fund sales agencies, fund sales payment institutions and internet companies which provide to investors quick redemption or other value-added services, they must fully disclose the rules of such services such as those regarding the expenses and restrictions, and shall not exaggerate the convenience of such services. Further, the fund managers, fund sales agencies and internet companies shall explicitly agree on certain terms, which include the scope of cooperation, the legal relationships, information security, client information protection, legal compliance, emergency response mechanisms, prevention of illegal securities activities, post-termination operation schemes, delinquency liabilities and the protection of investors’ rights and interests. The Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds, which was promulgated by the CSRC on August 28, 2020 and became effective on October 1, 2020, further regulates that securities companies and other institutions, subject to satisfaction of the relevant requirements, may apply for business qualification for sales of funds from the local branches of the CSRC.

On December 20, 2019, the PBOC, the CSRC, the SAFE and other regulatory departments jointly promulgated the Notice on Further Regulating Financial Marketing and Publicity Activities, which came into effect on January 25, 2020. Pursuant to the Notice on Further Regulating Financial Marketing and Publicity Activities, “financial marketing and publicity activities” refers to the advertising and promotional activities of the financial institutions from the banking, securities and insurance sectors as well as institutions that conduct financial activities or financial related activities, or the Financial Offerings Providers, via the use of various promotional tools and approaches, which shall be conducted within the scope of the financial businesses approved by the financial regulatory authorities under the State Council and its local regulatory agencies. A market entity which fails to obtain the required qualifications for the relevant financial activities is prohibited from carrying out marketing and advertising activities relating to such financial activities, except for marketing and advertising activities performed by information publishing platforms or medias as entrusted by Financial Offerings Providers that have acquired qualifications for financial business operations by operation of law.

On December 31, 2021, the PBOC and other six PRC governmental authorities issued a draft of Administration Measures for Online Marketing of Financial Products, or the Draft Administration Measures, for public comments. Pursuant to the Draft Administration Measures, any third-party platform operators who are entrusted by financial institutions to promote financial products on the Internet shall be governed by this Draft Administration Measures. The Draft Administration Measures prohibited institutions and individuals from providing online marketing services for any illegal financial activities, such as illegal fundraising, unauthorized issuance of securities or lending, and virtual currency transactions. In addition, third-party platform operators shall market the financial products in conformity with the online marketing contents which have been approved by the financial institutions, and shall not change the contents arbitrarily. Without the approval from the finance regulators, no third-party platform operator shall be involved, whether directly or in any disguised form, in any sale activities of financial products, such as consulting with customers about financial products, conducting the appropriateness assessment on financial customers, entering into any sale contract, or transferring any funds.

We have taken and will continue to take proper measures to ensure compliance with applicable laws rules and regulations, including those on marketing, disclosure and information filing. We cannot assure you that our current operation model will not be deemed as operating a fund sales business in China, which may subject us to further inquiries, penalties or remedial actions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China and Hong Kong — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies

On December 29, 1998, the SCNPC, promulgated the Securities Law of the PRC, or the Securities Law, and most recently amended on December 28, 2019 and became effective on March 1, 2020, governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within China. No entities or individuals shall engage in securities business in the name of a securities company without the approval by the securities regulatory authority of the State Council.

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

We redirect our users and clients to open accounts and make transactions outside China, which may be considered as “engaging in the securities business within the territory of the People’s Republic of China” and an approval from State Council securities regulatory authority may be required. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We do not hold any licenses or permits for providing the securities brokerage business in China. Although we do not believe we engage in the securities brokerage business in China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations. If some of our activities in China are considered by relevant authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.”

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

We cannot guarantee that any information or content provided on our website and mobile application in China will not be considered as engaging in the investment consulting business for providing the public with securities analysis, forecast or recommendations through the forum or broadcasting of pre-recorded videos. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China and Hong Kong — We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations Related to Anti-money Laundering

The PRC Anti-money Laundering Law, or the AML Law, promulgated by the SCNPC on October 31, 2006 and effective since January 1, 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions specified by the State Council, while the list of the non-financial institutions with anti- money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

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

We have formulated and adopted certain policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.”

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

The Catalogue of Telecommunication Business, or the Telecom Catalogue, which was issued as an attachment to the Telecom Regulation and updated on February 21, 2003, December 28, 2015 and June 6, 2019, respectively, further categorizes value-added telecommunication services into Class 1 value-added telecommunication services and Class 2 value-added telecommunication services.

On July 3, 2017, MIIT issued the Administration Measures for the Licensing of Telecommunication Business, or the Telecom License Measures, which became effective on September 1, 2017 and replaced and repealed the administrative measures for telecommunication business operating permits promulgated on March 1, 2009. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication businesses, or the VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. The Telecom License Measures further sets forth the qualifications and procedures for obtaining VATS License. Pursuant to the Telecom License Measures, any telecommunication services operator must conduct the telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

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

Jiufu Puhui, which previously operated our online lending information intermediary services platform, has obtained an ICP License which will remain effective until December 31, 2026. Jiufu Shuke and Yi Qi Mai, two of our variable interest entities, and other seven subsidiaries of our variable interest entities, have also obtained an ICP License. Yi Qi Mai, one of our variable interest entities, and other three subsidiaries of our variable interest entities, have obtained the EDI License.

Regulations related to E-commerce

On August 31, 2018, the National People’s Congress promulgated the E-commerce Law of the People’s Republic of China, or the E-commerce Law, which took effect on January 1, 2019. The E-commerce Law clarifies some obligations for the E-commerce operators. For example, among other things, an E-commerce operator shall (i) disclose its business license and other administrative licenses related to its business or a link to the above information at a prominent place on the homepage of the platform; (ii) fully and accurately disclose information related to commodities and services offered on its platform in a timely manner; (iii) inform the users in a clear, comprehensive and explicit manner of the steps to conclude a contract, cautions, how to download the contract, etc., and ensure that users are able to read and download them conveniently; (iv) enable the users to make any corrections before orders are submitted; (v) disclose the methods and procedures for inquiring, correcting and deleting users’ information and deregistering users’ accounts, and not set unreasonable for such inquiry, correction, deletion and de-registration; and (vi) provide relevant e-commerce data to competent authorities as required by such authorities pursuant to laws and administrative regulations. The E-Commerce Law also specifically provides certain obligations for operators of e-commerce platform like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of State Administration of Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. If we fail to perform above obligations as the operator of e-commerce platform from time to time, we may be required to make corrections within the certain time limits and face fines or even restrictions on our business activities. In addition, for goods and services provided via e-commerce platforms that are pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

Furthermore, on March 15, 2021, SAMR issued the Measures for the Supervision and Administration of Online Trading, or the Online Trading Supervision Measures, which took effect on May 1, 2021. The measures imposed various restrictions on the business operations of online transaction operators. For example, online transaction operators are required to fully, truthfully, accurately and timely disclose information relating to goods and services to protect consumers’ right to information and right to choose. In the event that an online transaction operator sends notices and statements to consumers using standard forms in the course of providing goods or services, such operator should highlight contents that may be material to the interests of the consumers. Online transaction operators are also prohibited from engaging in unfair competition activities that disrupt competition in the relevant market and infringe on the legitimate rights and interests of other operators or consumers, or from conducting false or misleading commercial promotions to deceive or mislead consumers in any of the following ways: (i) fabricating transactions and customer reviews; (ii) making a misleading display or other means to prioritize the display of favorable comments and relegate negative comments to a lower priority, or failing to distinguish prominently the feedbacks and reviews for different products or services; (iii) carrying out deceptive marketing by means of falsely branding products as spot goods, fictitious booking or falsely touting limited offers, etc.; or (iv) fabricating internet traffic data (such as the number of clicks and followers) or transaction or interaction data (such as number of likes and rewards). In addition, the Online Trading Supervision Measures also stipulate detailed requirements with respect to the protection of consumer rights and personal information. For example, the Online Trading Supervision Measures provide that online transaction operators shall not compel (including through disguised forms of coercion) customers to consent to the collection and use of their information for a purpose that is not directly related to the business activities of such operators, by ways of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of the installation or use of relevant mobile applications, etc. The collection and use of each piece of sensitive information of a consumer, such as personal biological characteristics, medical and health information, financial information and information relating to banking accounts and personal whereabouts, require a separate consent of such consumer.

Regulations related to mobile internet applications information services

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

Under the APP Provisions, mobile application information service providers, or APP providers, are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to (i) to authenticate the identity information of the registered users; (ii) to protect user information, and to obtain the consent of users while collecting and using users’ personal information in a lawful and proper manner; (iii) to establish information content audit and management mechanism, and to take against any information content in violation of laws or regulations depending on circumstances; (iv) to safeguard users’ right to know and to make choices when users are installing or using such applications, and shall neither start any function irrelevant to the services, nor forcefully install any other irrelevant application without the users’ consent; (v) to respect and protect the intellectual properties and shall neither produce nor release any application that infringes others’ intellectual properties; and (vi) to record users’ login information and keep the same for sixty days. In January 2022, the CAC issued a draft of Administrative Provisions on Mobile Internet Applications Information Services, or the Draft APP Provisions, for public comments, which will replace the current APP Provisions after it becomes effective. According to the Draft APP Provisions, app providers shall formulate and publish administrative rules and platform guidelines, and enter into services agreements with their users, which shall specify the rights and obligations of both parties and require users to comply with laws and regulations. In addition, app providers are also required to (i) establish management mechanisms for the examination of information and contents, (ii) enhance management measures regarding user registration, management of accounts, examination of information, and emergency response, and (iii) employ sufficient number of professional personnel and obtain sufficient technical capacity that are commensurate with the scale of its services.

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

Since 2021, the PRC government has taken steps to strengthen the supervision on the use of algorithm in the field of internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities with respect to algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, technology ethics review, user registration, information release examination, data security and personal information protection, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security or social or public interest, disturb economic order or social order, or infringe on third parties’ legal interest, or (ii) disseminate any information prohibited by laws or regulations. Besides, it shall not take advantage of its algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their lawful services. The providers of algorithmic recommendation services involving public opinion or having the capacity to effect social mobilization shall complete a filing with the CAC’s filing system within ten business days after the launch of such services.

We have implemented internal control procedures screening the information and content on our websites and mobile applications to ensure compliance with the APP Provisions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may be held liable for information or content displayed on, retrieved from or linked to our websites and mobile applications, which may materially and adversely affect our business and operating results.”

Regulations related to foreign direct investment in value-added telecommunication enterprises

On January 1, 2020, the PRC Foreign Investment Law and the Implementation Regulations, came into effect and replaced the trio of existing laws regulating foreign investment in China. The PRC Foreign Investment Law and its Implementation Regulations are formulated to further expand the opening-up policy, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. The PRC Foreign Investment Law does not specify the detailed regulatory regime for VIE structures, please refer to “Item 3. Key Information — D. Risk Factors — Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulation and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation (2016 Version), promulgated by the State Council on December 11, 2001 and amended on February 6, 2016, and the Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the FITE Regulation (2016 Version), pursuant to which the foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate good track records and experience in operating a value-added telecommunication business overseas.

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

In view of these restrictions on foreign direct investment in value-added telecommunication services under which our business falls into, we have established various variable interest entities and their subsidiaries to engage in value-added telecommunication services, including operation of our websites and mobile applications. We have contractual relationships with these variable interest entities but we do not have actual ownership interests in. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

Regulations Related to Food Operation

The PRC Food Safety Law, which became effective in June 2009 and most recently amended by the SCNPC in April 2021, has adopted a licensing system for food sales or catering services. According to the Administrative Measures for Food Operation Licensing, promulgated by the China Food and Drug Administration on August 31, 2015 and amended on November 17, 2017, food operation operators shall obtain the food operation license for each business venue where they engage in food operation activities. The food operation license is valid for five years. We sell eight major categories of merchandise, including liquor, beverages, rice, noodles, grains and oils, through third party e-commerce platforms. Certain subsidiaries of our variable interest entities engaging in food operation business have obtained food operation licenses.

Regulations Related to Product Quality and Consumer Protection

The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g. audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods,) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

We are subject to the Product Quality Law and the Consumer Protection Law as an online supplier of commodities and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Related to Cybersecurity, Data Security and Privacy Protection

We are in the process of evaluating the potential impact of the Cyber Security Law and other laws and regulations relating to cybersecurity, information security, privacy and data protection on our current business practices. We plan to further strengthen our information management and privacy protection systems to better secure the user data stored in our system. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We collect, store, process and use certain personal information and other sensitive data from our users and partners. Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China. In addition, our ability to protect the confidential information of our users and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.”

Regulations related to cybersecurity and data security

The SCNPC, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revision on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The Cyber Security Law of the PRC, or the Cyber Security Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that critical information infrastructures operators, or CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. According to the Review Measures, when the purchase of network products and services by a CIIO influences or may influence national security, a cybersecurity review shall be conducted pursuant to the Review Measures. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. CIIOs may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Cybersecurity reviews focus on assessing the national security risks associated with purchasing network products and services, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure and of its important data being stolen, leaked or destroyed, arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; and (v) other factors that may harm critical information infrastructure and/or national security. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may subject to the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the Measures for Cybersecurity Review, or the Review Measures, on February 15, 2022. According to the Revised Review Measures, in addition to “CIIO”, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review.

The revised measures further elaborate on the range of factors to be considered when assessing the level of national security risks involved in the relevant activities. In addition to those set forth in the Review Measures, the list has been expanded to include the following factors: (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) in connection with the listing of a company, the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to network information security. Specifically, the Revised Review Measures provide that an “online platform operator” who is in possession of personal information of more than one million users must report to the relevant cybersecurity review office for a cybersecurity review before listing in a foreign country. An operator undergoing cybersecurity review must take risk prevention and mitigation measures during such review in accordance with the relevant requirements of the cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the release of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. Furthermore, on August 17, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures”, or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft Regulations on Network Data Security Management require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. If the draft Regulations on Network Data Security Management is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. However, as these provisions were newly issued and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs.

At the end of 2019, the CAC, issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. On July 12, 2021, the CAC, the MIIT and the Ministry of Public Security jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, or Circular No. 66, which took effect on September 1, 2021. Circular No. 66 states that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid offences should not provide any technical support, advertising, payment settlement and other assistance to the offenders. According to Circular No. 66, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting the relevant vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the MIIT within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. Circular No. 66 also prohibits the disclosure of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On February 10, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (Second Draft), or the Draft Data Security Measures in the IT Field, which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. “Industrial data” refers to information gathered and produced in the process of R&D, design, production and manufacturing, operation management, operation and maintenance, platform operation and other processes in all sectors and fields of industry. “Telecoms data” refers to information gathered and produced in the operation of telecommunications businesses. “Radio data” refers to radio frequency, radio station and other radio parameter data generated and collected in the operation of radio businesses. The Draft Data Security Measures in the IT Field also notes that the sharing “important” or “core” data with a foreign party requires a security assessment of the cross-border data transfer and approval process, and no data in the field of industry or informatization stored in China can be provided to foreign regulatory authorities without the approval of the MIIT. If the Draft Data Security Measures in the IT Field, once enacted, mandates a review process for the sharing of “important” or “core” data with foreign parties, we face uncertainties as to whether any of our data will be classified as “important” or “core” data and, if so classified, whether any such data can be shared with our overseas subsidiaries. On October 29, 2021, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer (Draft), or the Draft Security Assessment Measures, which aim to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfer. The Draft Security Assessment Measures provide that data processors must conduct security assessment if they plan to provide any of the following data collected and generated in their business operation within the territory of China overseas: (a) any personal information for which security assessment is required pursuant to relevant laws; or (b) any important data. Prior to the cross-border transfer of any data, a data processor must conduct self-assessment with respect to the risks of such transfer, with an emphasis on the following matters: (i) the legality, appropriateness and necessity of the cross-border data transfer and the purpose, scope and method of the data processing activities of the relevant overseas recipient; (ii) the quantity, scope, type and sensitivity of the cross-border data transfer; the risk to national security, public interests, and the legitimate rights and interests of individuals or organizations that may arise from such transfer; (iii) whether the management, technical measures and capabilities of the data processor(s) involved in the data transfer are sufficient to prevent leakage of, damage to and other risks relating to data; (iv) the responsibilities and obligations that the relevant overseas recipient assumes, and whether its management, technical measures and ability to perform its responsibilities and obligations are able to ensure the security of the relevant data; (v) the risk of data leakage, damage, tampering and abuse after the data is transmitted abroad and beyond, and whether the data subjects have clear channels to maintain their rights and interests in the relevant personal information; and (vi) whether the contract governing the cross-border data transfer concluded with the relevant overseas recipient fully stipulates the responsibilities and obligations in relation to data security and protection. In addition, if any of the following circumstances is implicated in a cross-border data transfer, the relevant data processor must also apply to the competent cyberspace administration authority for a security assessment: (A) where the data to be transferred relates to personal information or is important data collected or generated by a CIIO; (B) where the data to be transferred contains “important” data; (C) where a processor of personal data having processed personal information of more than one million individuals provides personal information overseas; (D) where personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas, in each case as calculated cumulatively; or (E) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. The result of a security assessment by the cyberspace administration authority would be valid for two years and data processors should apply for a reassessment prior to the expiration of such two-year period or if there is any change to certain circumstances relating to the cross-border data transfer within such two-year period. However, given that both the Draft Data Security Measures in the IT Field and the Draft Security Assessment Measures are published for public comments only, it remains uncertain as to whether and in what form would the final measures be enacted. We are unable to evaluate or predict the impact of these draft measures at present, and we will closely monitor and assess any development in the rule-making process. Nonetheless, we cannot assure you that these laws, once enacted, would not have a material adverse effect on our business, financial condition and results of operations.

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

On December 29, 2011, MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal behaviors of apps operators in terms of collection and use of personal information, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “providing users’ personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes the app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015 and becoming effective on November 1, 2015, any ICP License holder that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations. In addition, any individual or entity that (i) sells or provides personal information to others unlawfully, or (ii) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. If the Personal Information Law is applied to a personal information processor’s processing activities outside the territory of the PRC, such processor must establish a special agency or designate a representative within the territory of the PRC to be responsible for the handling of all matters relating to personal information protection and must also file the name and contact information of such agency or representative with the governmental authorities responsible for personal information protection. Specifically, a personal information processor who uses personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

Regulations Related to Intellectual Property Rights

Regulations related to copyrights

The Copyright Law of the PRC (Revised in 2020), the Copyright Law, which provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction.

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

As of December 31, 2021, we had registered 423 software copyrights in the PRC.

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

As of December 31, 2021, we have registered 911 trademarks in the PRC.

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

As of December 31, 2021, we have registered 72 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

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

In May 2013, SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Document, as amended on October 10, 2018, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policies on Direct Investment, or the SAFE Notice 13, which took effect on June 1, 2015. SAFE Notice 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprise , or SAFE Circular 19, which took effective on June 1, 2015. On June 9, 2016, SAFE further promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

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

Regulations related to foreign exchange registration of offshore investment by PRC residents

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents, including PRC resident natural persons or PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE further enacted SAFE Notice 13, which allows PRC residents to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

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

Regulations related to Offshore Stock Investments

On January 29, 1996, the State Council promulgated the Foreign Exchange Administration Regulations of the PRC, which was last amended and such amendment became effective on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations of the PRC, Chinese nationals shall register with the foreign exchange administration department of the State Council for any foreign direct investment or engagement in any issuance or transaction of offshore valuable securities or derivative products. On December 25, 2006, the PBOC promulgated the Administrative Measures for Personal Foreign Exchange, which further clarifies that any offshore equity, fixed-income or other approved financial investments by Chinese nationals, shall be conducted through a qualified domestic financial institution. On January 5, 2007, the SAFE published the Implementation of the Administrative Measures for Personal Foreign Exchange and last amended on May 29, 2016, under which Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only.

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

We do not convert Renminbi into Hong Kong dollars or U.S. dollars for our clients, and require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchange in the United States through our platform to inject funding into their respective trading accounts in Hong Kong in either Hong Kong dollars or U.S. dollars. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry-PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume completed on our platform. If the government further tightens restrictions on the conversion of Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice in violation of PRC laws and regulations, our business will be materially and adversely affected.” If the government further tightens restrictions on the conversion of Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.”

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

Regulations Related to Taxation

Regulations related to enterprise income tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax which was amended on February 24, 2017 and December 29, 2018, respectively, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax which was amended on April 23, 2019. Under these laws and regulations, or the EIT Law, both resident enterprises and non-resident enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. Moreover, pursuant to a SAT Circular 9 issued by the SAT in February 2018, which became effective on April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. Pursuant to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

Regulations related to income tax for share transfers

On February 3, 2015, SAT issued SAT Public Notice 7, which partially replaced and supplemented previous rules under SAT Circular 698. On October 17, 2017, SAT issued SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share transfers or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors, may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

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

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. For example, on October 12, 2021, the SAT has issued the Notice of the State Administration of Taxation on Several Measures for Deepening the Reform of “Streamlining Administration, Instituting Decentralization, Improving Regulation and Optimizing Services” in the Taxation Field to Cultivate and Stimulate the Vitality of Market Players, or the SAT Notice 69. The SAT Notice 69 requires domestic enterprises to report their share incentive plans to the tax authorities in charge, which gives the equity interests of an overseas enterprise to their employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Employment and Social Welfare

Regulations related to labor contracts

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

Regulations related to social insurance and housing funds

Enterprises in China are required by the Social Insurance Law of the PRC promulgated by the SCNPC in October 2010 which became effective in July 2011 and was amended in December 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in March 2002 which was amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an occupational injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Pursuant to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. Pursuant to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Regulations Related to M&A Rules and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory authorities, including MOFCOM and CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the establishment of relevant regulatory systems, will be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity issues, data privacy protection requirements and other similar matters.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Overseas Listing Rules, both of which have a comment period that expired on January 23, 2022. According to the draft Overseas Listing Rules, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The determination of whether any offering or listing is “indirect” will be made on a “substance over form” basis. An offering or listing of an issuer will be considered as an overseas indirect offering or listing by PRC enterprises if the following conditions are met with respect to such issuer: (i) the operating income, gross profit, total assets, or net assets of PRC enterprises in the most recent fiscal year constitute more than 50% of the relevant line item in the issuer’s audited consolidated financial statements for that year; and (ii) the majority of the senior management personnel responsible for its business operations and management are PRC citizens or have their ordinary residence in China, or if its main place of business is in China or if its business operations are primarily conducted in China.

Under the Overseas Listing Rules, the issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offerings and listings, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The filing for follow-on offering by an issuer conducted overseas should be submitted to the CSRC within three business days after the completion of such follow-on offering. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by a foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; and (iii) the voluntary or mandatory delisting of the issuer.

Based on a set of Q&A published on the CSRC’s official website in connection with the release of the draft Overseas Listing Rules, a CSRC official indicated that the filing requirements proposed under the said rules will apply to future offerings and listings, including initial public offerings of non-listed PRC companies and follow-on offerings by PRC companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition.

According to the draft Overseas Listing Rules, an overseas offering or listing must not be undertaken if any of the following circumstances apply: (i) if the intended securities offering or listing is specifically prohibited by national laws or regulations; (ii) if the intended securities offering or listing may constitute a threat to or endangers national security as determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the PRC enterprises or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; (v) if, in the past three years, any director, supervisor, or senior executive has been subject to administrative penalties for severe violations, or is currently under judicial investigation for suspected criminal offenses, or are under investigation for suspected major violations; and (vi) other circumstances as prescribed by the State Council.

Based on the draft Overseas Listing Rules, PRC enterprises are primarily responsible for compliance with the rules. Violation of the Overseas Listing Rules or the completion of an overseas listing in breach of the Overseas Listing Rules may result in a warning or a fine between RMB1,000,000 to RMB10,000,000. Serious violations may further result in the suspension of business (pending rectification or otherwise), or revocation of operating permits or businesses licenses. Furthermore, the controlling shareholders, actual controllers, directors, supervisors, and other senior management personnel of the relevant PRC enterprises may be subject to warning, or a fine between RMB500,000 to RMB5,000,000, either individually or collectively.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operations or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. Indirect overseas listing of and offerings by PRC companies will be regulated by the Overseas Listing Rules, a draft of which have been issued by the CSRC for public comments, after it takes effect.

Regulations Related to our Business Operations in Hong Kong

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong or our shareholders’ rights to receive dividends and other distributions from us.

Regulations related to our Stock Business

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

As of March 31, 2022, through Metaverse Securities Limited, we have registered and maintained the following licenses from the SFC: (i) Type 1 License, effective since December 17, 2010, for conducting regulated activities related to dealing in securities; (ii)Type 4 License, effective since June 24, 2003, for conducting regulated activities related to advising on securities; (iii) Type 5 License, effective since June 24, 2003, for conducting regulated activities related to advising on futures contracts; and (iv) Type 9 License, effective since June 24, 2003, for conducting regulated activities related to asset management. Also we have 10 representatives employed with Metaverse Securities Limited and licensed with the SFC that are eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers.

As of March 31, 2022, through Lion Global Financial Limited, we have registered and maintained the following licenses from SFC: (i) Type 1 License, effective since October 10, 2008, for conducting regulated activities related to dealing in securities; (ii)Type 4 License, effective since March 31, 2004, for conducting regulated activities related to advising on securities; and (iii) Type 9 License, effective since March 31, 2004, for conducting regulated activities related to asset management. Also we have 2 representatives employed with Lion Global Financial Limited and licensed with the SFC that are eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers .

Ongoing obligations for compliance by licensed corporations and intermediaries

In July 2020, the SFC issued the Licensing Handbook, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC. There must also be at least one responsible officer available at all times to supervise the licensed corporation’s business of carrying on a regulated activity.

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

Regulations related to our Hong Kong Insurance Brokerage Business

The Insurance Ordinance, as amended and supplemented from time to time, or the IO, supports a self-regulatory regime for insurance intermediaries, i.e., insurance agents and brokers. The IO defines the distinct roles of insurance brokers and require them to be appointed or authorized respectively in accordance with the relevant provisions of the IO.

Types of insurance business

The IO requirements vary depending on the type of insurance business being undertaken by an insurance company. The IO defines two main types of business as follows: (i) general business, which covers all business other than long-term business, including but not limited to accident and sickness, fire, property, motor vehicle, general liability, financial loss and legal expenses insurance; and (ii) long-term business, which covers those types of insurance business in which policies are typically in place for long periods and includes but are not limited to, life and annuity, linked long-term, permanent health and retirement scheme management policies.

An insurer that undertakes both long-term and general business is referred to by the Insurance Authority, or the IA, as a composite insurer. In addition to these main types of business, the IA imposes further requirements on insurers conducting insurance business (not being a reinsurance business) relating to liabilities or risks in respect of which persons are required by any Ordinance to be insured, including employees’ compensation insurance, third-party insurance in respect of motor vehicles and local vessels, and building owners’ corporation third-party risks insurance.

Insurance broker appointment

Under IO, a person is prohibited from holding himself out as an insurance broker unless he is properly appointed or authorized. A person is also prohibited from holding himself out as an appointed insurance agent and an authorized insurance broker at the same time. It is an offense under the IO for an insurer to effect a contract of insurance through, or accept insurance business referred to it by, an insurance intermediary who has not been properly appointed or authorized.

A person intending to act as an insurance broker shall either seek authorization from the public officer appointed as the IA, pursuant to the IO, or apply to become a member of a body of insurance brokers approved by the IA. In either way, the insurance broker is subject to the same statutory requirements. For an insurance broker who is a member of an approved body of insurance brokers, he is also subject to the membership regulations of his own professional body which is approved by the IA.

The IA is required to maintain a register of authorized insurance brokers as well as a register of approved bodies of insurance brokers. The registers are open for public inspection. An approved body of insurance brokers is required to maintain a register of its members which contains the information required by the IA in respect of each member for public inspection.

We, through Ether Wealth Management Limited and Lion Global Financial Limited, is approved as an insurance broker by the Professional Insurance Brokers Association, or the PIBA, which is in turn approved by the IA as a body of insurance brokers, to carry out both long-term (include linked long-term) and general business. Its chief executive is registered to carry out the relevant lines of business.

Acting as mandatory provident fund intermediary

We also through Ether Wealth Management Limited and Lion Global Financial Limited carry on business as an intermediary for the Mandatory Provident Fund, or the MPF. MPF is regulated by the Mandatory Provident Fund Schemes Authority, or the MPFA. Conducting business as an MPF intermediary also requires licenses. According to Mandatory Provident Fund Schemes Ordinance, the MPFA relies on the existing regulatory regimes from frontline regulators including the IA, MA, and SFC to license and supervise MPF intermediaries.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and our VIEs as of the date of this annual report:

9F Inc.
(Cayman Islands)
100%
Capital Nine Holdings Limited
(BVI)
100%**
100%
WISE COLLECTION HOLDING LIMITED
(BVI)
100%
UPMOST WELL HOLDING LIMITED
(BVI)
100%
TREASURE PORT HOLDING LIMITED
(BVI)
100%
Peaking Power Global Limited
(BVI)
9F Financial Service Limited
(BVI)
9FP Investments Holdings Limited
(BVI)
ETHER GLOBAL HOLDINGS PTE. LTD.
(Singapore)
100%
Tetellus Hong Kong Limited
(Hong Kong)
100%
Golden Avenue Group Limited
(Hong kong)
100%
Victorious Way Group Limited
(Hong Kong)
9F HK
(Hong Kong)
100%
Meta Global Asset Management Limited
(Hon Kong)
Metaverse Securities Limited
(Hong Kong)
100%
Ether Wealth Management Limited
(Hong Kong)
100%
PRIME TACTIC INVESTMENTS LIMITED
(BVI)
99.9%
85%
9F Fintech
(Thailand)
Co., Ltd.
(Thailand)
PT. KREDITKU TEKNOLOGI INDONESIA
(Indonesia)
100%
100%
100%
100%
100%
Fuyuan Technology Limited
(Hong Kong)
Outside PRC
Inside PRC
100%
Beijing Diyi Technology Co., Ltd.
Wukong Youpin
Xiaojin Hulian
Shuzhi Lianyin
Qianhai Fuyuan
Yi Qi Mai
Zhuhai Lianyin
Jiufu Shuke
Beijing Puhui
Shenzhen Fuyuan
100%
100%
100%*
Beijing Lirongxing
Zhuhai Xiaojin
Jinniu Zhixuan
100%
Xinjiang Shuke
Equity interest
Contractual arrangements

Notes:

1. Each of our VIEs has entered into an Exclusive Option Agreement, as amended, if applicable, with 9F Inc as a part of our variable interest entity structures.

2. Tianjin Yuying Enterprise Management Consulting Partnership (Limited Partnership) and Zhuhai Hengqin Yunchuang Investment Partnership (Limited Partnership) hold 55% and 45% equity interests in Yi Qi Mai, respectively. Bo Shao and Tianhua Cheng hold 60% and 40% equity interests in Zhuhai Lianyin, respectively. Yifan Ren, Zhuhai Hengqin Zhilue Investment Partnership (Limited Partnership), Zhuhai Hengqin Saixing Investment Partnership (Limited Partnership) and Lijun Zhang hold 48%, 33.2%, 10% and 8.8% equity interests in Jiufu Shuke, respectively. Lei Sun, Changxing Xiao, Lixing Chen, Lei Liu and Dongcheng Zhang hold 23.17%, 20.83%, 27.67%, 27.50% and 0.83% equity interests in Beijing Puhui, respectively. Dongcheng Zhang and Xiangchun Wu hold 60% and 40% equity interests in Shenzhen Fuyuan, respectively. As of the date of this annual report, Lei Sun, Yifan Ren, Lei Liu and Changxing Xiao are also directors of 9F Inc.

* Jinniu Zhixuan is wholly-owned by Jiufu Shuke indirectly through Zhuhai Jiuxin Asset Management Co., Ltd.

** Peaking Power Global Limited, 9F Financial Service Limited and 9FP Investments Holdings Limited are wholly-owned by Capital Nine Holding Limited indirectly through Exceed Step Holding Limited.

Contractual Arrangements with our VIEs and Their Shareholders

The registered shareholders of Jiufu Shuke include Yifan Ren, Zhuhai Hengqin Zhilue Investment Partnership (Limited Partnership), Zhuhai Hengqin Saixing Investment Partnership (Limited Partnership) and Lijun Zhang, who holds 48%, 33.2%, 10% and 8.8% equity interests in Jiufu Shuke, respectively. The registered shareholders of Beijing Puhui include Lei Sun, Changxing Xiao, Lixing Chen, Lei Liu and Dongcheng Zhang, who holds 23.17%, 20.83%, 27.67%, 27.50% and 0.83% equity interests in Beijing Puhui, respectively. The registered shareholders of Zhuhai Lianyin include Bo Shao and Tianhua Cheng, who holds 60% and 40% equity interests in Zhuhai Lianyin, respectively. The registered shareholders of Yi Qi Mai include Tianjin Yuying Enterprise Management Consulting Partnership (Limited Partnership) and Zhuhai Hengqin Yunchuang Investment Partnership (Limited Partnership), who holds 55% and 45% equity interests in Yi Qi Mai, respectively. The registered shareholders of Shenzhen Fuyuan include Dongcheng Zhang and Xiangchun Wu, who holds 60% and 40% equity interests in Shenzhen Fuyuan, respectively.

The following is a summary of the currently effective contractual arrangements among 9F Inc., Shuzhi Lianyin, Jiufu Shuke and Jiufu Shuke’ shareholders. The contractual arrangements among 9F Inc., our WFOEs, and other VIEs, including Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, and the shareholders of such VIEs, are substantially the same. As a result of these contractual arrangements, we have the power to direct activities of our VIEs that most significantly impact the economic performance of these VIEs. We are also entitled to receive substantially all of the economic benefits as primary beneficiary and we bear the obligation to absorb any and all economic losses incurred by our VIEs. In addition, we have an exclusive option to purchase all or part of the equity interests in each of our VIEs when and to the extent permitted by the PRC law. For the reasons above, we believe that our VIEs should be treated as Variable Interest Entities under the Financial Accounting Standards Board Accounting Standards Codification Topic 810 Consolidation and we should be regarded as the primary beneficiary of our VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs.

Master Exclusive Service Agreements

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

Proxy Agreements and Powers of Attorney, including Amended and Restated Proxy Agreements and Powers of Attorney

Under the proxy agreement and power of attorney, or the amended and restated proxy agreement and power of attorney, as applicable, by and among Shuzhi Lianyin, Jiufu Shuke and each shareholder of Jiufu Shuke, each of Jiufu Shuke’ shareholders irrevocably nominates, appoints and constitutes Shuzhi Lianyin and its successors as its attorney-in-fact to exercise any and all of his rights as a shareholder of Jiufu Shuke, including but not limited to the right to call, attend and vote at shareholders’ meetings and the right to appoint and remove directors and senior management. Each shareholder of Jiufu Shuke further covenants that, without the prior written consent of Shuzhi Lianyin, such shareholder shall not exercise any shareholder’s right, and if the shareholder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such shareholder’s equity interests in Jiufu Shuke, the shareholder shall, to the extent permitted by applicable laws, pass them all on to Shuzhi Lianyin or its designee at no consideration. The proxy agreements and powers of attorney will remain effective as long as Jiufu Shuke exists. The shareholders of Jiufu Shuke do not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of Shuzhi Lianyin.

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

Spousal Consent Letters

Pursuant to spousal consent letters, the spouse of each of the shareholders, if applicable, of Jiufu Shuke acknowledges that the equity interests in Jiufu Shuke held by and registered in the name of such shareholders will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the proxy agreement and power of attorney, and the loan agreement by and among 9F Inc., Shuzhi Lianyin, Jiufu Shuke, the shareholders of Jiufu Shuke and their respective spouse. The spouses undertake not to make any assertions in connection with the equity interests in Jiufu Shuke, and agree to be bound by the afore-mentioned agreements if they receive any equity interests in Jiufu Shuke.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of our PRC subsidiaries and VIEs are not in violation of any expressed and mandatory provisions of PRC laws, rules or regulations currently in effect; and
●	the contractual arrangements among our PRC subsidiaries, our VIEs and the shareholders of such VIEs governed by PRC laws, rules and regulations are valid, binding and enforceable, and are not in violation of any expressed and mandatory provisions of PRC laws, rules or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in telecommunications businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information — D. Risk Factors  —  Risks Related to Our Corporate Structure.”

D.Property, Plant and Equipment

As of December 31, 2021, our headquarters are located in Hong Kong, consisting of approximately 642 square meters of leased office space, which serves as the center of our product offering and compliance functions. We also keep our principal executive offices in Beijing, China, for general administration functions as well as product and operation support functions. In addition to our headquarters and principal executive offices, we also maintain key branch offices in Shenzhen, China, for product development and system maintenance, as well as in regions outside China for our international operations. Our offices occupy an aggregate leased area of 6,139 square meters in China and 936 square meters in Thailand and Indonesia. The lessors of our branch offices are independent third parties, and we plan to renew these leases from time to time as needed. We own a building of approximately 2,486 square meters in Xinjiang, China, to operate our fintech empowerment services. We also own a building of approximately 1,707 square meters in Beijing, China as office premises. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

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

Background Information on Our Legacy and Current Businesses

Pursuant to industry-wide policy requirements, Jiufu Puhui ceased its online lending information intermediary services in China in 2020, as a result, we stopped offering, through our subsidiaries and/or VIEs, certain products and services in relation to such online lending information intermediary business, which we referred to as “legacy business” in this annual report. Please see “Item 4. Information on the Company — B. Business Overview — Our Legacy Products and Services” for details on our legacy business. See “ — Key Line Items and Specific Factors Affecting Our Results of Operations — Net revenues ” for discussion on line items in relation to such legacy business. Due to the nature of our legacy business and the accouting treatment with respect to our revenue therefrom, we continued, and may continue, to record revenue from such legacy business, but we expect that the amount and percentage (as compared with our total revenue) of such revenue will decline, and the contribution of our other businesses to our results of operations will continue to increase.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Ability to Maintain and Expand our User Base in a Cost-Effective Manner

Our revenues are, to a large extent, dependent on the growth of our user base. We are constantly seeking to improve and optimize user experience to achieve a high level of user satisfaction, which in turn helps us retain existing users and attract new users through word-of-mouth referrals. Our results of operations will depend, in part, on the effectiveness of our sales and marketing efforts in user acquisition. We intend to continue to dedicate significant resources to our sales and marketing efforts and continually seek to improve the effectiveness of these efforts, in particular with regard to user acquisition.

Ability to Advance our Technologies on a Continuing Basis

Our success to date is largely attributable to our ability to seamlessly integrate the use of technologies into the provision of our services. We have been focusing on leveraging our advanced technology capabilities such as data collection and artificial intelligence capabilities to increase the automation level of our platform and optimize our operational efficiency. Our highly advanced technology infrastructure enables us to facilitate a large number of transactions simultaneously. We plan to continue investing in emerging new technologies such as big data and artificial intelligence technology. As our business grows, and in keeping with our strategic focus on technology empowerment, we will continue to invest in the betterment of our technology infrastructure, which may increase our expenses in the short term.

Ability to Broaden our Service and Product Offerings

Our growth to date has depended on, and our future success will in part depend on, successfully meeting user demand for new products and services. With our footprint expanding internationally, we have made and will continue to make substantial investments to develop and offer new services and products, both domestically and internationally to our users. For example, we aim to offer a more diversified array of investment products and to leverage our securities and insurance licenses to seek additional cross-selling opportunities in our online wealth management product lines including insurance brokerage services and overseas stock investment products. Failure to continue to successfully broaden our service and product offerings could adversely affect our operating results and we may not be able to recoup the costs of developing and launching new services and products.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenues

In the reporting period, we generated revenue from the sale of products and provision of technical services. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods indicated.

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Loan facilitation services	3,477,897	78.6	177,147	14.1	—	—	—
Post-origination services	604,732	13.7	859,102	68.4	39,782	6,243	5.2%
Sales income	114,192	2.6	5,667	0.45	202,960	31,849	26.7%
Technical services	—	—	38,313	3.0	417,566	65,525	54.8%
Other	228,142	5.1	175,776	14.0	101,143	15,872	13.3%
Total net revenues	4,424,963	100.0	1,256,005	100.0	761,451	119,489	100%

Online lending platform revenue. Our online lending platform revenue includes revenue from loan facilitation services and revenue from post-origination services. For each loan facilitated on our VIE’s platform for our online lending information intermediary services, our VIE charged a service fee to the borrower and the investor each at certain percentage of the loan principal and allocated such fee between loan facilitation services and post-origination services that our VIE provided. The rate of such service fees varied depending on the type, pricing and term of underlying loans. See “— Critical Accounting Policies — Revenue recognition” for details.

Sales income. Sales income is mainly derived from the sale of products to end customers directly through the online stores run by us on third party e-commerce platforms. We set up online stores on such platforms pursuant to the platform service agreement we enter into with the platform service providers, while we enter into sales contracts directly with the end customers and are responsible for fulling all obligations under such sales contracts including delivering products to end customers at the purchase price.

Technical services. We charge our financial institution partners for the technical services we render. Such technical services include technology empowerment services, operation and marketing support services, customized software development, etc. with respect to user acquisition, risk management, scene perception in the field of consumption and data modeling. We currently generate a majority portion of our technical services revenue from services we provide in relation to our legacy business.

Other. Other revenues mainly includes product sales revenues from wealth management services, customer referral and government subsidy income, etc. See “— Critical Accounting Policies — Revenue recognition” for details.

Operating Costs and Expenses

The table below sets forth the breakdown of our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	2,343,428	53.0	344,284	27.4	224,565	35,239	29.5
Origination and servicing	1,137,451	25.7	542,259	43.2	47,094	7,390	6.2
General and administrative	1,155,747	26.1	1,303,833	103.8	522,820	82,042	68.7
Provision for doubtful contract assets and receivables	2,148,638	48.6	347,803	27.7	22,423	3,591	2.9
Total operating costs and expenses	6,785,264	153.4	2,538,179	202.1	816,902	128,190	107.3

Sales and marketing.   Sales and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention and general brand and awareness building.

Origination and servicing.   For years prior to 2021, origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans. We incurred expenses in relation to our post-origination services in 2021 for loans originated in previous years.

General and administrative.  General and administrative expenses consist primarily of salaries, share-based compensation and other benefits granted primarily to our management, research and development personnel and finance and administrative personnel, rent, professional service fees and other expenses.

Provision for doubtful contract assets and receivables. Provision for doubtful contract assets and receivables consist primarily of the allowance for account receivable, loans receivable, other receivables and contract assets.

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

China

Generally, our PRC subsidiaries, VIEs and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. For details of our subsidiaries, variable interest entities and their respective subsidiaries qualified as “high and new technology enterprises,” please refer to Note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, enterprises of encouraged industries are subject to preferential tax treatment or tax exemption for certain period in certain areas of China. For details of our subsidiaries, variable interest entities and their respective subsidiaries that are subject to such preferential tax treatment or exemptions, please refer to Note 12 to our consolidated financial statements included elsewhere in this annual report.

We are subject to value added tax, or VAT, at a rate of 17% prior to May 1, 2018, 16% from May 1, 2018 to March 31, 2019 and 13% thereafter on the sales of products, at a rate of 6% on the services rendered by us, less any deductible VAT we have already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. Since April 1, 2019, we have been received an additional 10% deductible VAT. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our Hong Kong subsidiaries satisfy all the requirements under the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

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

Critical Accounting Policies

Revenue recognition

We follow the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 to account for our revenues.

The core principle of topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Online lending information intermediary services revenue

Through our online platform, we provided intermediary services on the personal financing product, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). We also provided one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). For revolving loan products, and non-revolving loan products, our services provided consisted of:

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

We considered our customers to be both the investors and borrowers. We considered the loan facilitation services and post origination services as two separate services, which represented two separate performance obligations under Topic 606, as these two deliverables were distinct in that customers could benefit from each service on its own and our promises to deliver the services were separately identifiable from each other in the contract.

We determined the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price was allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. We did not have observable standalone selling price information for the loan facilitation services or post origination services because we did not provide loan facilitation services or post origination services on a standalone basis. There was no direct observable standalone selling price for similar services in the market that was reasonably available to us. As a result, we used an expected cost plus margin approach to estimate the standalone selling price of loan facilitation services and post origination services as the basis of revenue allocation, which involved significant judgements. In estimating the standalone selling price for the loan facilitation services and post origination services, we considered the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognized revenue when (or as) the we satisfied the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation were recognized at the time a loan was originated between the investor and the borrower and the principal loan balance was transferred to the borrower, at which time the loan facilitation service was considered completed. Revenues from post origination services were recognized on a straight-line basis over the term of the underlying loans as the services were provided ratably on a monthly basis. A majority of the service fee was charged to the borrowers, which was collected upfront upon loan inception or collected over the loan term. Investors paid service fees to us either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2018, 2019 and 2020, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.5% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as the contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services were delivered. Revenue recognized related to service fees not yet received from investors that was to be collected at the end of the investment commitment period and over the commitment period were recorded as accounts receivable. All service fees were fixed and not refundable. Revenue recognized was recorded net of value added tax (“VAT”). Remaining performance obligations represented the amount of the transaction price for which the service had not been performed under post-origination services.

In December 2020, as part of the effort to redirect our business focus, we ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on our online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by us and certain licensed asset management companies, the rights of investors in then existing loans underlying the fixed income products have been transferred to such companies. After the transfer, the outstanding balance of loans facilitated became nil, and the licensed asset management companies will provide investors with services in relation to the return of their remaining investment in loans.

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

Consistent with the revenue recognition policy under the online lending information intermediary services model, we determined that we were not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we did not record the loan receivables or payables arising from the loans facilitated between the financial institution partners and borrowers. We considered our customers to be both the financial institution partners and borrowers.

We considered the loan facilitation services and post origination services as two separate performance obligations. We determined the total transaction price to be the service fees chargeable to the borrowers or the financial institution partners, which was the contracted price adjusted for variable consideration such as potential loan prepayment by the borrowers that could reduce the total transaction price, which was estimated using the expected value approach based on historical data and current trends of prepayments of the borrowers. Then the transaction price was allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606, similar to online lending information intermediary services revenue.

For each type of service, we recognized revenue when (or as) we satisfied the service/performance obligation(s) by transferring the promised service to our customers. Revenues from loan facilitation services were recognized at the time a loan was originated between the financial institution partners and the borrowers and the principal loan balance was transferred to the borrowers, at which time the facilitation service was considered completed. Revenues from post origination services were recognized on a straight-line basis over the term of the underlying loans as the services were provided ratably on a monthly basis.

Since April 2019, we had stopped charging service fees directly to the borrowers under our direct lending program. Instead, we started to charge service fees either directly to the institutional funding partners, or indirectly through third-party guarantee companies who provide guarantee services, or insurance companies who provided credit insurance to the institutional funding partners on their loans to the borrowers. We concluded this change did not alter the substance of the services we provided to borrowers and financial institution partners under the direct lending program, and therefore would not impact how revenue was recognized. In 2019, under the Cooperation Agreement, we predominantly partnered with PICC Property and Casualty Company Limited Guangdong Branch (“PICC”) who provided the credit insurance service to institutional funding partners on the loan origination, PICC collected all of the loan facilitation service fees and remitted our portion of our service fees to us. We recorded an account receivable for the service fees confirmed and to be remitted by PICC. We suspended our cooperation with PICC on new loans under our direct lending program since December 2019 and commenced a legal proceeding against PICC in May 2020. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Sales income

Sales income is from from sales of products to end customers directly through our online stores run on third party e-commerce platforms with a platform service agreement. Under the platform service agreement, we set up online stores on such platforms to sell products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge us service fees based on our sales through the online stores. We enter sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. We are responsible for selling and fulfilling all obligations according to our sales contracts with end customers, including delivering products and providing customer support. Accordingly, we determined the end customers (as opposed to the e-commerce platforms) as our customers The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods.

We identify our performance obligation to both e-commerce platform end customers as to transfer the control of the products ordered to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, the transaction price will be allocated to different performance obligations based on relative standalone selling prices.

We recognize revenues from sales income upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns.

Technical services

We offer technical services to customers, including technology empowerment services, operation and marketing support services, customized software development, etc. technology empowerment services with respect to user acquisition, risk management, consumption scenario perception and comprehension and data modeling.

Technical services generate revenues primarily from fixed-price short-term contracts. Revenues generated from technology empowerment services, operation and marketing support services are generally recognized over time on a ratable basis. Revenue generated from technology customized software development is recognized when control over the customized software has been transferred to the customer.

Other revenues

Other revenues mainly includes product sales revenues from wealth management services, customer referral and government subsidy income, etc.

Wealth management services generate revenues from Internet Securities Service, Insurance Brokerage Service and Small consumptive business in Southeast Asia. We offer convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Internet Securities Service generated revenue from commissions through customers’ transactions in stocks by providing brokerage service for its customers. We enter into insurance brokerage service contracts with insurance companies with a pre-agreed commission. The commissions is normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by the group in respect of an insurance product. For insurance brokerage service, the single performance obligation identified is to provide facilitation service to the insurance companies. For each type of wealth management services , we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. The Internet Securities Service is recognized at a point in time on the trade date when the performance obligation is satisfied. The brokerage service commission are earned when each individual insurance transaction is completed.

Share-Based Compensation

Share-based payment transactions with employees and management, such as share options, are measured based on the grant date fair value of the equity instrument. We have elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. We elect to recognize forfeitures when they occur.

The following table sets forth our share-based compensation expenses in 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Share-based compensation expenses	88,288	72,657	13,085	2,053

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2019, 2020 and 2021, taking into the consideration of our 1 to 100 share split immediately before our initial public offering in 2019:

			Weighted
			Average Fair
	Number of		Value per Option
	Options	Exercise Price	at the Grant	Aggregate Intrinsic	Type of
Grant Date	Granted	per Option	Dates	Value at the Grant Dates	Valuation
		RMB	RMB	RMB
January 7, 2019	21,500	14.32	61.64	1,314,304	Retrospective
January 7, 2019	78,600	49.85	37.48	2,010,725	Retrospective
January 7, 2019	34,600	24.06	53.60	1,747,466	Retrospective
April 21, 2019	111,200	24.06	37.82	3,648,960	Retrospective
June 13, 2019	23,600	24.06	37.41	774,420	Retrospective
June 14, 2019	10,000	24.06	37.42	328,144	Retrospective
July 1, 2019	2,100,000	24.06	37.80	68,910,217	Retrospective
February 16, 2020	680,300	24.10	6.56	4,462,768	Retrospective
February 21, 2020	2,853,911	—	5.59	15,953,363	Retrospective
February 28, 2020	3,345,098	24.11	5.53	18,498,392	Retrospective
April 1, 2020	178,900	13.83	7.24	1,295,236	Retrospective
July 1, 2020	445,280	24.11	2.36	1,050,861	Retrospective
March 24, 2021	500,000	7.78	0.01	7,300	Retrospective
May 13, 2021	4,425,211	0.07	0.01	53,103	Retrospective

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

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2019	2020	2021
Risk-free rate of interest(1)	1.79%-2.53%	0.27%-1.47%	0.84-1.61%
Volatility(2)	43.4%-55.3%	48.8%-59.5%	113.60-116.00%
Dividend yield(3)	—	—	—
Exercise multiples(4)	2.2 / 2.8	2.2 / 2.8	2.2
Life of options (years)(5)	4.0 - 6.0	2.5 - 6.0	5
(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.
(2)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publication. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.
(5)	Extracted from option agreements.

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

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:(4)
Loan facilitation services	3,477,897	78.6	177,147	14.1	—	—	—
Post-origination services	604,732	13.7	859,102	68.4	39,782	6,243	5.2
Sales income	114,192	2.6	5,667	0.5	202,960	31,849	26.7
Technical services	—	—	38,313	3.1	417,566	65,525	54.8
Other	228,142	5.1	175,776	14.0	101,132	15,872	13.3
Total net revenues	4,424,963	100.0	1,256,005	100.0	761,451	119,489	100.0
Operating costs and expenses:
Sales and marketing (1)	(2,343,428)	(53.0)	(344,284)	(27.4)	(224,565)	(35,239)	(29.5)
Origination and servicing(2)	(1,137,451)	(25.7)	(542,259)	(43.2)	(47,094)	(7,390)	(6.2)
General and administrative(3)	(1,155,747)	(26.1)	(1,303,833)	(103.8)	(522,820)	(82,042)	(68.7)
Provision for doubtful contract assets and receivables	(2,148,638)	(48.6)	(347,803)	(27.7)	(22,423)	(3,519)	2.9
Total operating costs and expenses	(6,785,264)	(153.4)	(2,538,179)	(202.1)	(816,902)	(128,190)	(107.3)
Interest income	225,751	5.1	102,425	8.2	47,511	7,456	6.2
Impairment loss of investments	(154,898)	(3.5)	(462,490)	(36.8)	(27,422)	(4,303)	(3.6)
Impairment loss of goodwill	—	—	(50,291)	(4.0)	—	—	—
Impairment loss of intangible assets and property, equipment and software	—	—	(38,145)	(3.0)	(2,371)	(372)	(0.3)
Gain recognized on remeasurement of previously held equity interest in acquiree	16,272	(0.4)	—	—	1,874	294	0.2
Unrealized loss of investment in marketable securities	—	—	—	—	(149,071)	(23,392)	(19.1)
Loss from disposals of subsidiaries	—	—	—	—	(4,897)	(768)	(0.6)
Loss in held-to-maturity investment	—	—	—	—	(14,096)	(2,212)	(1.9)
Other income, net	52,852	1.2	39,112	3.1	2,355	370	0.3
Loss before income tax expense and loss in equity method investments	(2,220,324)	(50.2)	(1,691,563)	(135.2)	(201,568)	(31,628)	(26.5)
Income tax expense	174,597	3.9	(538,322)	(42.1)	(26,735)	(4,195)	(3.95)
Dividend received from equity method investments	—	—	—	—	1,800	282	0.2
Loss in equity method investments	(107,918)	(2.4)	(21,317)	(1.7)	(7,167)	(1,125)	(0.9)
Net Loss	(2,153,645)	(48.7)	(2,251,202)	(179.2)	(233,670)	(36,666)	(30.7)

Notes:

(1)	Sales and marketing expenses include services provided by related parties of RMB42.8 million, RMB901 thousand and nil in 2019, 2020 and 2021, respectively.

(2)	Origination and servicing expenses include services provided by related parties of RMB15.1 million, RMB358 thousand and nil in 2019, 2020 and 2021, respectively.
(3)	General and administrative expenses include share-based compensation of RMB353.2 million, RMB290.6 million and RMB52.3 million (US$8.2 million) in 2019, 2020 and 2021, respectively.
(4)

The amount of total net revenues and reversal of (provision for) doubtful contract assets and receivables in 2019, as derived from our audited consolidated financial statements included in this annual report, reflect the impact of legal proceedings discussed in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry—We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Net revenues

Online lending platform revenue.

Our online lending platform revenue included loan facilitation services revenue and post-origination services.

2021 Compared to 2020. Our online lending platform revenued decreased by 95.4% from RMB859.1 million in 2020 to RMB39.8 (US6.2 million) in 2021. All of our online lending platform revenue in 2021 was post-origination services revenue. Pursuant to industry-wide policy requirements, we ceased our online lending information intermediary services in China in late 2020 and the remaining post-origination services revenues were derived from lending information intermediary services rendered in previous years.

2020 Compared to 2019.  Our loan facilitation services revenue decreased by 94.9% from RMB3,477.9 million in 2019 to RMB177.1 million in 2020. The decrease of loan facilitation services revenue was primarily because of a decrease in loan origination volume which was affected by COVID-19, the tight regulatory environment and our dispute with PICC.

Our post-origination services revenue increased by 42.1% from RMB604.7 million in 2019 to RMB859.1 million in 2020. The increase was primarily due to an increasing portion of service revenue allocated to post-origination services especially, as a result of our termination of loan facilitation service, certain deferred revenue was recognized as post-origination services.

Sales income

2021 Compared to 2020. Our sales income was RMB203.0 million (US$31.8 million) in 2021, representing an increase of 3,481.4% from RMB5.7 million in 2020, primarily due to our business of online sales of products developed significantly as a result of our efforts to expand our collaboration with third-party platforms and develop our products offerings.

Technical services revenue

2021 Compared to 2020. Our technical services revenue was RMB417.6 million (US$65.5 million) in 2021, representing an increase of 990.3% from RMB38.3 million in 2020, primarily due to our significant progress in our fintech empowerment business, which was in turn because of our active deployment of our technologies in collaboration with our institutional partners.

Other

2021 Compared to 2020.   Our other revenue decreased by 42.5% to RMB101.1 million (US$15.9 million) in 2021 from RMB175.8 million in 2020. The decrease was primarily due to the cessation of our traffic referral business in relation to our previous online lending information intermediary business as well as less interest income and less income generated under a profit-sharing regime with one institutional partner as well as the decrease of RMB20.3 million (US$3.2 million) of our wealth management services revenue, which was in turn primarily due to stock market fluctuations caused by the global pandemic and regulatory factors leading to less brokerage business of Metaverse Securities as well as the termination of our business in the Philippines.

Operating Costs and Expenses

Sales and marketing expenses

2021 Compared to 2020. Our sales and marketing expenses were RMB224.6 million (US$35.2 million) in 2021, representing a decrease of 34.8% from RMB4.3 million in 2020. The reason for such decrease was that the Company ceased online lending information intermediary services in China, and related marketing promotion and expenses were reduced accordingly.

2020 Compared to 2019.   Our sales and marketing expenses decreased by 85.4% to RMB344.3 million in 2020 from RMB2,343.4 million in 2019. The decrease was primarily due to the volume of loan origination reduced due to COVID-19, so the Company reduced its efforts in marketing and promotion accordingly.

Origination and servicing expenses

2021 Compared to 2020. Our origination and servicing expenses were RMB47.1 million (US$7.4 million) in 2021, representing a decrease of 91.3% from RMB542.3 million in 2020, which is the result of a decrease in expenses related to the termination of our online lending information intermediary services in China.

2020 Compared to 2019.   Our origination and servicing expenses decreased by 52.3% to RMB542.3 million in 2020 from RMB1,137.5 million in 2019. The decrease was primarily due to the decreases of third-party loan collection expenses as a result of the decrease of loan facilitation services.

General and administrative expenses

2021 Compared to 2020. Our general and administrative expenses were RMB522.8 million (US$82.0 million) in 2021, representing a decrease of 59.9% from RMB1,303.8 million in 2020. With the termination of online lending information intermediary services in China, we have implemented staff structure adjustments, including headcount reductions.

2020 Compared to 2019.   Our general and administrative expenses decreased by 12.8% to RMB1,303.8 million in 2020 from RMB1,155.7 million in 2019.

Provision for doubtful contract assets and receivables

2021 Compared to 2020. Our provision for doubtful contract assets and receivables was RMB22.4 million (US$3.5 million) in 2021, representing a decrease of 93.6% from RMB347.8 million in 2020, primarily due to the decrease in our contract assets and receivables, which was in turn caused by the termination of our loan facilitation services.

2020 Compared to 2019.   Our provision for doubtful contract assets and receivables decreased to a provision RMB347.8 million in 2020 from a provision RMB2,148.6 million in 2019, primarily because as compared to 2019, we recognized less allowance as a result of decrease in contract assets and accounts receivable, which was in turn caused by the decrease of our loan facilitation services.

Interest Income

Interest income represents interest earned on cash deposits in financial institutions, our loans receivable from third-party borrowers, and our investment in wealth management financial products.

2021 Compared to 2020. Our interest income was RMB47.5 million (US$7.5 million) in 2021, compared with RMB102.4 million in 2020. The decrease was due to a reduction in the amount of investment products we purchased, which in turn generated less investment interest.

2020 Compared to 2019.   Our interest income decreased by 54.6% to RMB102.4 million in 2020 from RMB225.8 million in 2019 because we purchased less investment products, which in turn generated less investment interest.

Unrealized Loss of Investment in Marketable Securities

We incurred unrealized loss of investment in marketable securities of RMB149.1 million (US23.4 million) in 2021.

Other Income, Net

2021 Compared to 2020. Our other income, net, was RMB2.4 million (US$370 thousand) in 2021, as compared to RMB39.1 million in 2020. The decrease was primarily due to the decrease in the revenue of testing service in the amount of RMB29.0 million (US$4.6 million) and we ceased to generate revenue from our bad debt settlement services.

2020 Compared to 2019.   Our other income, net, decreased by 26.0% from RMB52.9 million in 2019 to RMB39.1 million in 2020, which was primarily due to a decrease of VAT reduction and an increase of non-operating expenses in relation to assets disposal and write-off of accounts receivables in the amount of RMB26.9 million.

Income Tax Expense

2021 Compared to 2020. Our income tax expense was RMB26.7 million (US$4.2 million) in 2021, as compared with RMB538.3 million in 2020, primarily due to the decrease in revenues generated from our operations.

2020 Compared to 2019.   We had an income tax expense of RMB538.3 million in 2020, compared to an income tax expense of RMB174.6 million in 2019, primarily because of the increase in the deferred tax assets.

Loss in Equity Method Investments

2021 Compared to 2020. Our loss in equity method investments in 2021 was RMB7.2 million (US$1.1 million), as compared with RMB21.3 million in 2020. The increase was due to the increase in the recognized loss in equity investments, which was in turn caused by the worsened operating status of our investees caused by COVID-19 pandemic.

2020 Compared to 2019. Our loss in equity method investments decreased to RMB21.3 million in 2020 from RMB107.9 million in 2019. The decrease is mainly due to the improved operating results of the entities we invested in, partially offset by tax in the amount of RMB10.7 million.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB233.7 million (US$36.7 million) and RMB2,251.2 million and in 2021and 2020, respectively.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2020 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Assets:
Cash and cash equivalents	2,726,712	2,443,419	383,426
Restricted cash	390,702	295,910	46,435
Term deposits	133,761	83,294	13,071
Investment in marketable securities	—	169,815	26,648
Accounts receivable, net of allowance for doubtful accounts of RMB1,446,994 and RMB1,444,000 (US$226,563) as of December 31, 2020 and 2021, respectively	40,862	83,823	13,154
Other receivables, net of allowance for doubtful accounts of RMB17,396 and RMB91 (US$14.3) as of December 31, 2020 and 2021, respectively	126,745	70,601	11,079
Loans receivable, net of allowance for doubtful accounts of RMB329,364 and RMB29,481 (US$4,626) as of December 31, 2020 and 2021 , respectively	267,383	260,224	40,835
Prepaid expenses and other assets	793,092	751,878	117,986
Long-term investments	738,272	727,426	114,149
Liabilities:
Deferred revenue	82,643	46,970	7,371
Income tax payable	255,244	281,297	44,142
Accrued expenses and other liabilities	726,686	467,248	73,322

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Our cash and cash equivalents decreased by 10.4% to RMB2,443.4 million (US$383.4 million) as of December 31, 2021 from RMB2,726.7 million as of December 31, 2020, primarily because of the outflow of cash resulting from payments for our operating and administrative expenses.

Restricted Cash

Our restricted cash mainly consists of cash we received from investors for their investment in securities.

Our restricted cash decreased by 24.3% to RMB295.9 million (US$46.4 million) as of December 31, 2021 from RMB390.7 million as of December 31, 2020, primarily because of the decrease in the client funds deposited with us for our securities services in the amount of RMB94.8 million (US$14.9 million).

Term Deposits

Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Our term deposits decreased by 37.7% to RMB83.3 million (US$13.1 million) as of December 31, 2021 from RMB133.8 million as of December 31, 2020 which was primarily due to the maturity of certain wealth management products we invested in.

Accounts Receivable, net

Our accounts receivable, net of allowance for doubtful accounts, primarily includes the service fees receivable from investors and accounts receivable from financial institution partners.

Our accounts receivable, net of allowance for doubtful accounts increased by 105.1% to RMB83.8 million (US$13.2 million) as of December 31, 2021 from RMB40.9 million as of December 31, 2020, primarily reflected uncollected receivables within our ordinary course of business and collection cycle.

Other Receivables, net

Our other receivables, net, primarily includes the funds receivable from external payment network providers and accrued interest receivable. Our other receivables, net of allowance for doubtful accounts decreased by 44.3% to RMB70.6 million (US$11.1million) as of December 31, 2021 from RMB126.7 million as of December 31, 2020.

Loans Receivables, net

Our loans receivables, net of allowance for doubtful accounts, mainly represent loans to third-party borrowers.

Our loans receivables decreased by 2.7% to RMB260.2 million (US$40.8 million) net of allowance for doubtful accounts of RMB29.5 million, (US$4.6 million), as of December 31, 2021from RMB267.4 million net of allowance for doubtful accounts of RMB329.4 million as of December 31, 2020, due to our collection efforts during the year of 2021.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets include deposits, advance to suppliers, prepaid taxes, prepaid service fee, prepaid investment and others.

Our prepaid expenses and other assets decreased by 5.2% to RMB751.9 million (US$118.0 million) as of December 31, 2021 from RMB793.1 million as of December 31, 2020, primarily due to the decrease in the investment actitivities of users through the platform of Metaverse Securtities Limited, which was in turn due to the tough market situation.

Long-term Investments, net

Our long-term investments consist of equity securities without readily determinable fair value, equity method investments and held-to-maturity and available-for-sale investments.

Our long-term investments decreased by 1.5% to RMB727.4 million (US$114.1 million) as of December 31, 2021 from RMB738.3 million as of December 31, 2020.

Deferred Revenue

Deferred revenue consists of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered during the loan period.

Our deferred revenue decresed by 43.2% to RMB47.0 million(US$7.4 million) as of December 31, 2021, as compared to the deferred revenue of RMB82.6 million as of December 31, 2020, primarily due to the termination of our facilitation services resulting in the recognizing all remaining deferred revenue as income.

Income Tax Payable

Our income tax payable slightly increased by 10.2% to RMB281.3 million (US$44.1 million) as of December 31, 2021 from RMB255.2 million as of December 31, 2020, primarily due to the decrease in our revenue as a result of the termination of our online loan facilitation service.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities decreased by 35.7% to RMB467.2 million (US$73.3 million) as of December 31, 2021 from RMB726.7 million as of December 31, 2020, primarily due to the decrease in the accrued expenses for the services and goods we purchased.

B.Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, if any, and proceeds from the issuance and sale of our shares. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

We believe that our current cash, cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the release of this annual report. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in) operating activities	(1,744,600)	(229,724)	(36,048)
Net cash provided by (used in) investing activities	39,466	(321,521)	(50,453)
Net cash provided by financing activities	12,896	199,630	31,326
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	212	(26,683)	(4,187)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,692,026)	(378,085)	(59,329)
Cash, cash equivalents and restricted cash at beginning of the year	4,809,440	3,117,414	489,190
Cash, cash equivalents and restricted cash at end of the year	3,117,414	2,739,329	429,861

Operating activities

Our net cash used in operating activities was RMB230.0 million (US$36.0million) in 2021. In 2021, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB233.7 million (US$36.7 million), primarily resulted from (i) adjustment for non-cash items, mainly including unrealized loss of investment in marketable securities of RMB149.1 million (US$23.4 million), share-based compensation of RMB52.3 million (US$8.2 million) and depreciation of RMB25.1 million (US$3.9 million), and (ii) changes in operating assets and liabilities, mainly including accrued expenses and other liabilities of RMB323.0 million (US$50.7 million) and accounts receivable of RMB40.0 million (US$6.3 million), partially offset by other receivables of RMB59.2 million (US$9.3 million) and prepaid expenses and other assets of RMB37.2 million (US$5.8 million).

Our net cash used in operating activities was RMB1,744.6 million in 2020. In 2020, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB2,251.2 million, primarily resulted from (i) adjustment of adding back the adjustment for non-cash items, mainly including provision for allowance for doubtful accounts of RMB340.3 million, share-based compensation of RMB290.6 million and impairment loss of equity securities without readily determinable fair value of RMB282.1 million, and (ii) changes in operating assets and liabilities, mainly including prepaid expenses and other assets of RMB570.4 million and deferred tax assets of RMB504.0 million, partially offset by accrued expenses and other liabilities of RMB807.1 million, deferred revenue of RMB706.3 million, and contract assets of RMB335.1 million.

Our net cash used in operating activities was RMB429.0 million in 2019. In 2019, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB2,153.6 million primarily resulted from the increase in our provision for allowance for doubtful accounts of RMB2,133.8 million, the increase in our accrued expenses and other liabilities of RMB479.3 million and the increase in our deferred revenue of RMB442.1 million, partially offset by the increase in accounts receivable of RMB1,539.9 million. The increase in our provision for allowance for doubtful accounts was primarily because we recognized a full valuation allowance for accounts receivables from PICC amounting to RMB1,432.3 million and valuation allowance for loans receivable amounting to RMB649.8 million. The increase in our accrued expenses and other liabilities was primarily due to the increases in each of the accrued advertising and marketing fee, payable related to service fee and others, and amounts due to customers for the segregated bank balances held on their behalf. Our deferred revenue increased because the service fees charged to borrowers, investors and financial institution partners that were allocated to post-origination service fees increased. The increase in accounts receivable was primarily due to the increase in receivables due from PICC.

Investing activities

Net cash used in investing activities was RMB321.5 million (US$50.5 million) in 2021, which was primarily attributable to our purchase of marketable securities of RMB318.9 million (US$50.0 million).

Net cash provided in investing activities was RMB39.5 million in 2020, which was primarily attributable to our proceeds from collection of loan receivable of RMB534.0 million partially offset by our purchase of long-term investment of RMB469.6 million and our purchase of term deposits of RMB109.8 million.

Net cash used in investing activities was RMB707.6 million in 2019, which was primarily attributable to our payment for the origination of loans receivable of RMB756.1 million, our prepayment for an investment of RMB632.1 million, our purchase of term deposits of RMB232.3 million and our purchases of long-term investments of RMB192.7 million, partially offset by redemption of term deposits of RMB1,048.8 million.

Financing activities

Net cash provided by financing activities was RMB199.6 million (US$31.3 million) in 2021, which was attributable to the net proceeds from a private offering of RMB199.2 million (US$31.3 million).

Net cash provided by financing activities was RMB12.9 million in 2020, which was attributable to a capital contribution by a non-controlling shareholders of RMB12.9 million.

Net cash provided by financing activities was RMB472.0 million in 2019, which was attributable to the net proceeds of RMB463.1 million from our initial public offering and from exercising the over-allotment option by the underwriters, net of issuance cost of RMB31.8 million, and a capital contribution by a non-controlling shareholders of RMB8.9 million.

Capital Expenditures

We had capital expenditures of RMB56.7 million, nil and nil in 2019, 2020 and 2021, respectively. In 2019, our capital expenditures were mainly used for leasehold improvements and purchases of property, equipment and software. Our capital expenditures for 2022 are expected to be approximately RMB20 million (US$3.1 million), consisting primarily of expenditures related to our efforts with respect to further expand our business operations and acquire new licenses.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2021:

	Payments Due by Period
	Total	2022	2023	2024	2025	Thereafter

	(RMB in thousands)
Contractual Obligations:
Operating Leases Obligations	20,551*	10,698	801	89	—	—

Note: With imputed interest of RMB8.9 million.

Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business systems. We lease certain office premises and cloud infrastructure under non-cancelable operating lease arrangements.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

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

C.Research and Development, Patents and Licenses, Etc.

Our success has benefited from our continuous efforts in building our technologies and protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Technolgy” for a discussion of our key techonology developments and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Estimates

See ““Item 5. Operating and Financial Review and Prospects — B. Operating Results — Critical Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Sun	42	Chairman of the Board of Directors
Yifan Ren	39	Vice chairman of the Board of Directors
Changxing Xiao	49	Director
Fangxiong Gong	58	Independent Director
Yuping Ouyang	47	Independent Director
Lei Liu	40	Chief Executive Officer and Chief Risk Officer and Director
Li Zhang	46	Chief Financial Officer

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

Yuping Ouyang has served as our independent director since August, 2021. Ms. Ouyang has served as chief financial officer and Secretary to the board of director of Gowin Semiconductor Corporation since February 2021. Prior to that, Ms. Ouyang served as chief financial officer of China Techfaith Wireless Communication Technology Limited, a Cayman Islands company listed on the Nasdaq Global Market, since August 2008. From September 2004 to August 2008, Ms. Ouyang worked in various finance positions at China Techfaith, including as its US GAAP reporting manager and chief accounting officer. Prior to joining China Techfaith, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accountants.

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

Li Zhang has served as our chief financial officer since May 2021 and our director of internal audit and internal control since 2019. Before joining us, Ms. Zhang served as chief financial officer of Agile Fund, a venture capital firm focusing on the technology, media and telecom, sports, fitness and wellness-related sectors in China, from 2018 to 2019. Prior to that time, Ms. Zhang served as director of risk and Compliance of USANA Health Sciences, Inc. and was in charge of audit and compliance matters relating the company’s operation in China from 2015 to 2018. Ms. Zhang also worked for PricewaterhouseCoopers as a senior manager from 2005 to 2015. Ms. Zhang received her bachelor degree in Computer Application Technology from North University of China in 1999 and holds an MBA from Tsinghua University.

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB7.4 million (US$1.2 million) in cash to our executive officers and directors. We have not set aside or accrue any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Our board of directors approved, in June 2015, June 2016 and March 2021, the 2015 Share Incentive Plan, the 2016 Share Incentive Plan and 2021 Share Incentive Plan, respectively, (as amended and collectively, the “Share Incentive Plans”). The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. The maximum aggregate number of ordinary shares under the Share Incentive Plans is 91,603,068 Class A ordinary shares, and an annual increase on the first day of each of the five consecutive fiscal years of the Company commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding ordinary shares or (ii) such fewer number of shares as may be determined by our board of directors, subject to amendment. As of the date of this annual report, awards to purchase 20,048,199 Class A ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the Share Incentive Plans.

Types of awards.   The Share Incentive Plans permit the awards of options, restricted shares, or restricted share units.

Plan administration.   Our board of directors or a committee of one or more members of the board of directors administers the Share Incentive Plans. The board or the committee, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. Any grant or amendment of awards to any committee member shall then require an affirmative vote of a majority of the members of the board of directors who are not on the committee.

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

Termination and amendment of the Share Incentive Plans.   Unless terminated earlier, each of the Share Incentive Plans has a term of ten years. With the approval of the board of directors, the committee may terminate, amend or modify the Share Incentive Plans; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws, we shall obtain shareholder approval of any Share Incentive Plans amendment in such a manner and to such a degree as required, unless we decide to follow home country practice, and (b) unless we decide to follow home country practice, shareholder approval is required for any amendment to the Share Incentive Plans that (i) increases the number of shares available under the plan (other than any adjustment because of the changes in capital structure of us), or (ii) permits the committee to extend the term of the Share Incentive Plans or the exercise period for an option beyond ten years from the date of grant.

The following table summarizes, as of March 31, 2022, the options granted under the Share Incentive Plans to our current directors, executive officers and other grantees, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares		Exercise Price
Name	Underlying Options		(US$/Share)	Date of Grant	Date of Expiration
Lei Sun	6,227,900		0-2.34	7/10/2015	7/9/2020
	9,600,000		0-2.34	7/1/2016	7/1/2021
	24,958,000	(1)	2.12	10/20/2017	10/19/2022
Lei Liu	3,000,000		0-2.34	7/10/2015	7/9/2022
All Directors and Executive Officers as a Group	43,785,900
(1)	Options to purchase 7,737,735 Class A ordinary shares of our Company have been transferred to other employees of our Company.

As of March 31, 2022, other employees as a group hold options to purchase 15,308,199 ordinary shares of our Company, with exercise prices ranging from nil to US$3.6953 per share.

C.Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our Company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest (whether directly or indirectly) interested in a contract, proposed contract or arrangement with our Company, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Yuping Ouyang and Fangxiong Gong. Yuping Ouyang is the chairperson of our audit committee. We have determined that Yuping Ouyang and Fangxiong Gong each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We rely on Rule 5615(a)(3) to follow our home country governance requirements of having an audit committee of two members, instead of three. In addition, we have determined that Yuping Ouyang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Fangxiong Gong and Yuping Ouyang. Yuping Ouyang is the chairperson of our compensation committee. We have determined that Fangxiong Gong and Yuping Ouyang each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yuping Ouyang and Fangxiong Gong. Fangxiong Gong is the chairperson of our nominating and corporate governance committee. We have determined that Yuping Ouyang and Fangxiong Gong each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-

D.Employees

We had 1,946, 1,091 and 740 employees as of December 31, 2019, 2020 and 2021, respectively. The Company made active efforts on workforce optimization in 2020 in answering to the adverse impact brought by COVID-19 pandemic and economic slowdown. Almost all our employees are located in mainland China and Hong Kong. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

As of December 31, 2021
Function:
Product and technology	239
Risk management	45
Business operations	212
Sales and marketing	103
General administration	141
Total	740

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 232,226,660 ordinary shares as of March 31, 2022.

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

	Ordinary Shares Beneficially Owned
					Percentage
					of
				Percentage of	aggregate
	Class A	Class B	Total ordinary	total ordinary	voting
	ordinary shares	ordinary shares	shares	shares	power†
Directors and Executive Officers:*
Lei Sun(1)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Yifan Ren(2)	43,583,400	—	43,583,400	18.8%	9.1%
Changxing Xiao(3)	13,920,300	—	13,920,300	6.0%	2.9%
Fangxiong Gong	—	—	—	—	—
Yuping Ouyang	—	—	—	—	—
Lei Liu(4)	4,500,000	1,347,600	5,847,600	2.5%	2.3%
Li Zhang	—	—	—	—	—
All Directors and Executive Officers as a Group	68,089,165	59,695,600	127,784,765	53.9%	76.1%
Principal Shareholders:
Nine F Capital Limited(1)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Nine Fortune Limited(2)	45,583,400	—	43,583,400	18.8%	9.1%
DFM Capital Ltd.(3)	13,920,300	—	13,920,300	6.0%	2.9%
Rich Way Global Limited(5)	15,263,301	—	15,263,301	6.6%	3.2%

Notes:

*

Messrs. Lei Sun, Lei Liu’s and Ms. Li Zhang’s business address is Room 1607, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Mr. Fangxiong Gong’s business address is Suite 5401, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong. Ms. Yuping Ouyang’s business address is Room 1001, Block A5, 243 Science Street, Huangpu District, Guangzhou 510700, China. Mr. Yifan Ren’s business address is Room 550, Sunflower Tower, No. 37 Maizidian Street, Chaoyang District, Beijing, People’s Republic of China. Mr. Changxing Xiao’s business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

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

(1)	Represents (i) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust; (ii) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; and (iii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Lei Sun is the settlor of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our Company.
(2)	Represents 43,583,400 Class A ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd, a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of the trust and Mr. Changxing Xiao and his family members are the trusts’ beneficiaries. Under the terms of this trust, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our Company.
(4)	Represents (i) 1,347,600 Class B ordinary shares held by Stone Cube Capital Ltd. a British Virgin Islands company; (ii) 3,000,000 Class A ordinary shares held by Stone Cube Capital Ltd; and (iii) 1,500,000 Class A ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone Cube Capital Ltd is wholly-benefically-owned by Mr. Liu.
(5)	Represents 15,263,301 Class A ordinary shares held by Rich Way Global Limited, a British Virgin Islands company. Rich Way Global Limited is wholly beneficially owned by Mr. Rongsong Teng. The registered address of Rich Way Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2022, a total of 71,010,011 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2022, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

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

Demand Registration Rights.   Holders holding at least 30% of the registrable securities (on an as converted basis) held by the preferred shareholders have the right to demand in writing that we file a registration statement covering the registration of at least 20% of their registrable securities or any lesser percentage if the anticipated gross proceeds from the offering exceed US$5.0 million. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any twelve-month period, and cannot register any other securities during such period. We are not obligated to effect more than three demand registrations.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practice — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans.”

Option grants

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans.”

Other Transactions with our Investee Companies

In 2019, Nanjing Lefang Intelligent Lite Technology Development Co., Ltd (“Nanjing Lefang”) provided us with borrower acquisition and referral services. We provided consulting services to Nanjing Lefang in 2019. We also provided loans to Nanjing Lefang. As of December 31, 2020 and 2021, we had RMB18.8 million and RMB19.2 million (US$3.0 million), respectively, due to Nanjing Lefang.

In 2019, Zhuhai Hengqin Flash Cloud Payment Information Technology Limited (“Zhuhai Hengqin Payment”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors, provided us with payment processing services. As of December 31, 2020 and 2021, we had amounts of RMB4.7 million and RMB27 thousand, respectively (US$4.2 thousand), due to Zhuhai Hengqin Payment.

In 2019 and 2020, we received borrower acquisition and referral services from Beijing Jiuzao Technology Limited (“Beijing Jiuzao”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors since December 2019, in the amount of RMB0.9 million. As of December 31, 2020 and 2021, we had RMB0.2 million and RMB4.7 million (US$0.7 thousand) due to Beijing Jiuzao.

In 2020, we received credit inquiry services from Hangzhou Shuyun Gongjin Technology Limited (“Hangzhou Shuyun”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors, in the amount of RMB0.4 million. As of December 31, 2020 and 2021, we had RMB18 thousand and RMB18 thousand (US$2.8 thousand), respectively, due to Hangzhou Shuyun.

As of December 31, 2020, we had RMB43.8 million due to Niche Global Fintech Corporation Limited, an equity investee, which represented an unpaid investment commitment.

As of December 31, 2021, we had RMB41.8 million (US$6.5 million) due from Hainan Chenxi Investment Consulting Co., Ltd, an equity investee, which represented a related party loan.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In 2019, we partnered with PICC under our direct lending program. In November 2019, PICC stopped paying service fees to us as agreed in the Cooperation Agreement. PICC further disputed with us regarding payments of the service fees under the Cooperation Agreement.

In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the Cooperation Agreement. We, together with our legal counsel of the case have determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the Cooperation Agreement plus accrued interest should be refunded to PICC. We are vigorously asserting our rights against PICC and defending ourselves against the claims brought against us by PICC in these legal proceedings. However, both actions remain at the fact finding, evidence exchange and rebutall stage, and it is not possible at this stage to ascertain the outcome of either of these lawsuits. If we do not prevail in either of these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

We suspended our cooperation with PICC on new loans under our direct lending program since December 2019 and entered into agreements with other financing guarantee companies in providing guarantee services to the institutional funding partners.

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020) (the “State Court Action”) and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, filed Jan. 20, 2021) (the “Federal Court Action”). Both actions allege that the named defendants made misstatements and omissions in connection with public filings and disclosures in violation of the federal securities laws. Briefings on the motions to dismiss the State Court Action and the Federal Court Action were completed on April 21, 2021 and April 18, 2022 respectively, and decisions on the motions are currently pending. Both cases remain in their preliminary stages.

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

B.Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and of the Companies Act (As Revised), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.   Under our sixth amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.   Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. We may not issue bearer shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate of such holder, or upon a change of control of any Class B ordinary share to any person who is not an affiliate of the registered holder of such Class B ordinary share, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

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

Election and Removal of Directors

Unless otherwise determined by our Company in a general meeting, our sixth amended and restated articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Based on the market price of our ADSs and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year ending December 31, 2022 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above and below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. The ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation——People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable rate under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

As described above, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

Sale or other disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Subject to the discussion under “Passive Foreign Investment Company Rules,” the gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

As described above, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive foreign investment company rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding our PFIC status and the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than Renminbi or U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rates in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2021, we received approximately US$1.2 million, net of applicable taxes as reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

As of the date of this annual report, we have used up all of the net proceeds from our initial public offering. Approximately US$47.7 million of the net proceeds from our initial public offering was invested by us in Metaverse Securities, and approximately US$5.2 million was utilized to expand our operations in Southeast Asia including by way of investments and acquisitions. The remaining amount of the net proceeds from our initial public offering was used for administrative and other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses: (i) one material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting requirements to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) the other two material weaknesses that have been identified related to the lack of appropriate detailed account analysis and related account reconciliations in the Company’s book close process, and the lack of documentation in support of the Company’s key process flows and related key internal control policies and procedures as well as documentation of the Company’s critical accounting estimates and the procedures it has completed to ensure compliance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021.

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

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in making necessary changes and improvements to the overall design of the Company’s control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures and of internal control over financial reporting described above.

To remediate the material weaknesses described above, we plan to (i) enhance the effectiveness of our financial reporting process by placing additional focus on the timeliness and quality of our detailed account analyses, and (ii) strengthen the integrity of our disclosure controls by developing a formal process to ensure that all significant transactions will be thoroughly evaluated for disclosure during the financial reporting process

We have implemented the following measures to address the material weaknesses identified. We have engaged a qualified financial consulting firm with extensive experience in U.S. GAAP and SEC reporting to assist us in the preparation of our consolidated financial statements and related notes to the financial statements; completion of related account analyses and reconciliations; and development of relevant accounting policies and procedures that are designed to ensure compliance with U.S. GAAP. However, the implementation of these measures is still at an early stage and we need more time to fully implement these measures to remediate the material weaknesses. Therefore, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yuping Ouyang, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, effective in August 2019. We have posted a copy of our code of business conduct and ethics on our website at http://ir.9fgroup.com/corporate/governance-overview.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP and Wei, Wei & Co., LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

The table below sets forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal year ended December 31, 2021.

For the Year Ended December 31, 2021
(in thousands of RMB)
Audit fees(1)	4,748
Tax fees(2)	—

The table below sets forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal year ended December 31, 2020.

For the Year Ended December 31, 2020
(in thousands of RMB)
Audit fees(1)	8,273
Tax fees(2)	129

The table below sets forth information about fees payable by us to Marcum Bernstein & Pinchuk LLP for the fiscal year ended December 31, 2020.

For the Year Ended December 31, 2020
(in thousands of RMB)
Audit fees(3)	1,566
Tax fees	—
(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.
(2)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.
(3)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements, for which no report has been issued to us.
(4)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by Marcum Bernstein & Pinchuk LLP and Wei, Wei & Co., LLP for the year ended December 31, 2020, and for Wei, Wei & Co., LLP for the year ended December 31, 2021, as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5250(d), Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules requires listed companies to distribute their annual reports and have, among other things, a majority of its board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We followed home country practice with respect to the requirements for the distribution of our annual reports, the majority of the board being independent and maintaining an audit committee of at least three members. We have also adopted a new equity incentive award plan without shareholders’ approval.

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
4.5

English version of executed form of master exclusive service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed master exclusive service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2020, filed on May 18, 2021)

4.6

English version of executed form of exclusive option agreement among a VIE of the Registrant, its shareholder, the WFOE of the Registrant, and the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))

4.7

English version of executed form of equity interest pledge agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))

4.8

English version of executed form of proxy agreement and power of attorney among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed proxy agreements and powers of attorney adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))

Exhibit
Number	Description of Document

4.9

English version of executed form of loan agreement between the shareholder of a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))

4.10

English version of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Shuke as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Shuke (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))

4.11	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F of the Registrant of the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.12

Subscription Agreement, dated July 19, 2021, between the Registrant and Rich Way Global Limited (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on November 5, 2021 (File No. 333-260827))

4.13

Subscription Agreement, dated July 19, 2021, between the Registrant and Sky Ease Ventures Limited (incorporated herein by reference to Exhibit 10.13 to the F-1 filed on November 5, 2021 (File No. 333-260827))

4.14

Restated and Amended Subscription Agreement, dated September 29, 2021, among the Registrant, Sky Ease Ventures Limited and Brilliant Code Investment Limited. (incorporated herein by reference to Exhibit 10.14 to the F-1 filed on November 5, 2021 (File No. 333-260827))

4.15

English translation of Service Agreement, dated November 5, 2021, between Moore Digital Technology Information Service Limited and MOVEON EFFORT LIMITED (incorporated herein by reference to Exhibit 10.15 to the F-1 filed on November 5, 2021 (File No. 333-260827))

4.16

Warrant Agreement, dated November 5, 2021, between the Registrant and MOVEON EFFORT LIMITED (incorporated herein by reference to Exhibit 10.16 to the F-1 filed on November 5, 2021 (File No. 333-260827))

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

Date: May 17, 2022

9F Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 9F Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes and Schedule I (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2021.

Flushing, New York

May 17, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss and cash flows of 9F Inc., and its subsidiaries (the “Company”) for the year ended December 31, 2019, and the related notes and the schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis of Matter

As discussed in Note 20 and 21 to the financial statements, subsequent to December 31, 2019, the Company experienced significant disruption to its operations resulting from the outbreak of COVID-19 epidemic, and in addition, has initiated legal action against PICC Property and Casualty Company Limited Guangdong Branch, which the Company had contracted with under the direct lending model. The Company has taken various measures to counter such disruptions. Our opinion is not modified with respect to these matters.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 24, 2020 (May 17, 2022 as to Note 2 relating to retrospective reclassification of revenue presentation in conformation with current period’s presentation)

We have served as the Company’s auditor since 2018. In 2021, we became the predecessor auditor.

9F INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS:
Cash and cash equivalents	2,726,712	2,443,419	383,426
Restricted cash	390,702	295,910	46,435
Term deposits	133,761	83,294	13,071
Investment in marketable securities	—	169,815	26,648
Accounts receivable, net of allowance for doubtful accounts of RMB1,446,994 and RMB 1,444,000 as of December 31, 2020 and 2021, respectively	40,862	83,823	13,154
Other receivables, net of allowance for doubtful accounts of RMB 17,396 and RMB 91 as of December 31, 2020 and 2021, respectively	126,745	70,601	11,079
Loan receivables, net of allowance for doubtful accounts of RMB 329,364 and RMB 29,481 as of December 31, 2020 and 2021, respectively	267,383	260,224	40,835
Amount due from related party	—	41,750	6,551
Prepaid expenses and other assets	793,092	751,878	117,986
Contract assets, net of allowance for losses of RMB 14,749 and RMB 18,131 as of December 31, 2020 and 2021, respectively	10,374	—	—
Long-term investments, net	738,272	727,426	114,149
Operating lease right-of-use assets, net	28,668	18,519	2,906
Property, equipment and software, net	63,396	43,551	6,834
Goodwill, net	22,121	22,117	3,471
Intangible assets, net	44,413	37,283	5,851
TOTAL ASSETS	5,386,501	5,049,610	792,396
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 81,246 and 46,175 as of December 31, 2020 and 2021, respectively)	82,643	46,970	7,371
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 29,152 and RMB 12,054 as of December 31, 2020 and 2021, respectively)	34,540	14,544	2,282
Income tax payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 224,533 and RMB 255,618 as of December 31, 2020 and 2021, respectively)	255,244	281,297	44,142
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 238,170 and RMB 138,144 as of December 31, 2020 and 2021, respectively)	726,686	467,248	73,322
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without resource to the Group of RMB 19,100 and RMB 9,700 as of December 31, 2020 and 2021, respectively)	29,503	17,909	2,810
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 24,146 and RMB 23,967 as of December 31, 2020 and 2021, respectively)	25,289	23,967	3,761
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 5,742 and RMB 5,041 as of December 31, 2020 and 2021, respectively)	9,280	7,730	1,213
TOTAL LIABILITIES	1,163,185	859,665	134,901
Commitments and Contingencies (Note 20)
Shareholders’ equity:
Preferred shares ((US$0.00001 par value; 200,000,000 shares authorized as of December 31, 2020 and December 31, 2021; nil share issued and outstanding as of December 31, 2020 and 2021)	—	—	—
Class A ordinary shares (US$ 0.00001 par value; 4,600,000,000 shares authorized as of December 31,2020 and December 31,2021; 142,348,281 and 170,161,275 shares issued and outstanding as of December 31,2020 and December 31,2021, respectively)	1	1	—
Class B ordinary shares (US$ 0.00001 par value; 200,000,000 shares authorized as of December 31, 2020 and December 31,2021;61,162,400 and 61,162,400 shares issued and outstanding as of December 31, 2020 and December 31,2021)	1	1	—
Additional paid-in capital	5,531,926	5,780,609	907,104
Statutory reserves	466,352	466,468	73,199
Deficit	(1,822,749)	(2,057,773)	(322,909)
Accumulated other comprehensive loss	(6,953)	(55,107)	(8,647)
Total 9F Inc. shareholders’ equity	4,168,578	4,134,199	648,747
Non‑controlling interest	54,738	55,746	8,748
Total shareholders’ equity	4,223,316	4,189,945	657,495
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	5,386,501	5,049,610	792,396

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenues:
Loan facilitation services	3,477,897	177,147	—	—
Post‑origination services	604,732	859,102	39,782	6,243
Sales income	114,192	5,667	202,960	31,849
Technical services	—	38,313	417,566	65,525
Others	228,142	175,776	101,143	15,872
Total net revenues	4,424,963	1,256,005	761,451	119,489
Operating costs and expenses:
Sales and marketing	(2,343,428)	(344,284)	(224,565)	(35,239)
Origination and servicing	(1,137,451)	(542,259)	(47,094)	(7,390)
General and administrative	(1,155,747)	(1,303,833)	(522,820)	(82,042)
Provision for doubtful contract assets and receivables	(2,148,638)	(347,803)	(22,423)	(3,519)
Total operating costs and expenses	(6,785,264)	(2,538,179)	(816,902)	(128,190)
Interest income	225,751	102,425	47,511	7,456
Impairment loss of investments	(154,898)	(462,490)	(27,422)	(4,303)
Impairment loss of goodwill	—	(50,291)	—	—
Impairment loss of intangible assets and property, equipment and software	—	(38,145)	(2,371)	(372)
Gain recognized on remeasurement of previously held equity interest in acquiree	16,272	—	1,874	294
Unrealized loss of investment in marketable securities	—	—	(149,071)	(23,392)
Loss from disposals of subsidiaries	—	—	(4,897)	(768)
Loss in held-to-maturity investment	—	—	(14,096)	(2,212)
Other income, net	52,852	39,112	2,355	370
Loss before income tax expense and loss in equity method investments	(2,220,324)	(1,691,563)	(201,568)	(31,628)
Income tax expense	174,597	(538,322)	(26,735)	(4,195)
Dividend received from equity method investments	—	—	1,800	282
Loss in equity method investments, net of tax of RMB 3,245, RMB 10,669 and RMB 6,396 in 2019, 2020 and 2021, respectively	(107,918)	(21,317)	(7,167)	(1,125)
Net Loss	(2,153,645)	(2,251,202)	(233,670)	(36,666)
Loss attributable to the non-controlling interest shareholders	(5,931)	(7,693)	(1,238)	(194)
Net loss attributable to 9F Inc.	(2,159,576)	(2,258,895)	(234,908)	(36,860)
Change in redemption value of preferred shares	(10,711)	—	—	—
Net loss attributable to ordinary shareholders	(2,170,287)	(2,258,895)	(234,908)	(36,860)
Net loss per ordinary share
Basic and diluted	(12.43)	(11.37)	(1.10)	(0.17)
Weighted average number of ordinary shares
Basic and diluted	174,552,468	198,596,879	213,635,470	213,635,470

9F INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net loss	(2,153,645)	(2,251,202)	(233,670)	(36,666)
Other comprehensive income (loss):
Foreign currency translation adjustment	12,126	(99,173)	(48,154)	(7,556)
Unrealized loss on available for sale investments, net of tax of nil	(99)	—	—	—
Total comprehensive loss	(2,141,618)	(2,350,375)	(281,824)	(44,222)
Total comprehensive loss attributable to the non-controlling interest shareholders	(5,931)	(7,693)	(1,238)	(194)
Total comprehensive loss attributable to 9F Inc.	(2,147,549)	(2,358,068)	(283,062)	(44,416)

9F INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	9F Inc. Shareholders’ Equity
	Ordinary shares
						Accumulated	Total
			Additional			other	9F Inc.	Non‑	Total
	Number		paid‑in	Statutory		comprehensive	shareholders’	controlling	shareholders’
	of shares	Amount	capital	reserve	Deficit	income (loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	195,191,000	2	5,241,296	459,029	488,236	92,220	6,280,783	47,045	6,327,828
Adoption of new accounting standard	—	—	—	—	(44,767)	—	(44,767)	—	(44,767)
Exercise of share options	8,319,681	—	—	—	—	—	—	—	—
Share-based compensation	—	—	290,630	—	—	—	290,630	—	290,630
Net loss	—	—	—	—	(2,258,895)	—	(2,258,895)	7,693	(2,251,202)
Provision of statutory reserve	—	—	—	7,323	(7,323)	—	-	—	—
Other comprehensive loss	—	—	—	—	—	(99,173)	(99,173)	—	(99,173)
Balance as of December 31, 2020	203,510,681	2	5,531,926	466,352	(1,822,749)	(6,953)	4,168,578	54,738	4,223,316
Issuance of common stocks in connection with private placements	20,927,739	—	199,197	—	—	—	199,197	—	199,197
Purchase of non-controlling interests	—	—	(3,285)	—	—	—	(3,285)	(2,463)	(5,748)
Exercise of share options	6,885,255	—	433	—	—	—	433		433
Share-based compensation	—	—	52,338	—	—	—	52,338	—	52,338
Net loss	—	—	—	—	(238,018)	—	(238,018)	1,238	(236,780)
Provision of statutory reserve	—	—	—	116	(116)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(47,355)	(47,355)	—	(47,355)
Balance as of December 31, 2021	231,323,675	2	5,780,609	466,468	(2,060,883)	(54,308)	4,131,888	53,513	4,185,401

9F INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:
Net loss	(2,153,645)	(2,251,202)	(233,670)	(36,666)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	28,071	14,500	25,137	3,945
Amortization	9,398	9,717	6,402	1,005
Share-based compensation	353,151	290,630	52,338	8,213
Loss from disposal of property and equipment	1,123	2,534	75	12
Share of loss in equity method investments	29,455	21,317	7,167	1,125
Gain recognized on remeasurement of previously held equity interest in acquiree	(16,272)	—	(1,874)	(294)
Unrealized loss of investment in marketale securities	—	—	149,071	23,392
Loss from disposals of subsidiaries	—	—	4,897	768
Impairment loss of equity securities without readily determinable fair value	154,898	282,076	23,193	3,639
Impairment loss of equity method investment	22,830	179,193	4,229	664
Impairment loss of held-to-maturity investment	—	1,221	—	—
Impairment loss of intangible asset	—	17,220	—	—
Impairment loss of property, equipment and software	—	20,925	2,371	372
Loss from disposal of held-to-maturity investment	—	—	14,096	2,212
Loss from disposal of equity method investments	59,058	—	—	—
Gain from disposal of equity securities without readily determinable fair value	(6,057)	—	—	—
Dividend received from equity method investments	—	—	1,800	282
Provision for allowance for doubtful accounts	2,133,827	340,287	19,041	2,988
Provision for doubtful contract assets	14,811	18,605	3,382	531
Impairment of goodwill	6,191	50,291	—	—
Changes in operating assets and liabilities		—	—	—
Accounts receivable	(1,539,946)	234,860	(39,967)	(6,272)
Other receivables	38,462	(55,605)	59,170	9,285
Loan receivables	(127,518)	(22,862)	(13,902)	(2,182)
Contract assets	(26,993)	(335,105)	6,992	1,097
Prepaid expenses and other assets	56,586	570,392	37,214	5,840
Operating lease right-of-use assets	54,108	93,123	10,149	1,593
Deferred tax assets	(419,648)	503,987	—	—
Amount due to related parties	21,768	(41,323)	(1,322)	(207)
Accrued expenses and other liabilities	479,303	(807,117)	(322,953)	(50,680)
Income tax payable	4,068	(65,056)	26,053	4,088
Payroll and welfare payable	2,704	(7,106)	(19,996)	(3,138)
Deferred revenue	442,059	(706,263)	(35,673)	(5,598)
Deferred tax liabilities	(346)	(7,934)	(1,550)	(243)
Operating lease liabilities	(50,493)	(95,905)	(11,594)	(1,819)
Net cash used in operating activities	(429,047)	(1,744,600)	(229,724)	(36,048)
Cash Flows from Investing Activities:
Purchases of property, equipment and software and intangible assets	(56,690)	—	(7,738)	(1,214)
Disposals of property and equipment	81	43,674	—	—
Purchase of term deposits	(232,325)	(109,761)	—	—
Redemptions of term deposits	1,048,830	9,675	50,467	7,919
Acquisitions of subsidiaries, net of cash acquired	(49,411)	—	(10,828)	(1,699)
Purchase of marketable securities	—	—	(318,886)	(50,040)
Disposals of subsidiaries, net of cash disposed	—	—	22,893	3,592
Purchases of long-term investments	(192,684)	(469,578)	(38,097)	(5,978)
Disposal of long-term investments	50,887	31,497	22,418	3,518
Prepayment of investments	(632,096)	—	—	—
Payments for origination of loans receivable	(756,068)	—	—	—
Proceeds from collection of loans receivable	30,400	533,959	—	—
Loans to related parties	(50,884)	—	(41,750)	(6,551)
Repayment of loans to related parties	141,236	—	—	—
Capital paid for acquiring non-controlling interest	(8,887)	—	—	—
Net cash (used in) provided by investing activities	(707,611)	39,466	(321,521)	(50,453)
Cash Flows from Financing Activities:
Net proceeds from initial public offering and from exercising the over-allotment option by the underwriters (net of issuance cost of RMB31,776)	463,065	—	—	—
Capital contribution by non-controlling shareholders	8,913	12,896	—	—
Net proceeds from issuance of common stocks in connection with private placements	—	—	199,197	31,258
Exercise of share options	—	—	433	68
Net cash provided by financing activities	471,978	12,896	199,630	31,326
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	5,043	212	(26,683)	(4,187)
Net increase (decrease) in cash, cash equivalent, and restricted cash	(659,637)	(1,692,026)	(378,085)	(59,329)
Cash, cash equivalent, and restricted cash at the beginning of the year	5,469,077	4,809,440	3,117,414	489,190
Cash, cash equivalent, and restricted cash at the end of the year	4,809,440	3,117,414	2,739,329	429,861
Supplemental disclosures of cash flow information:
Cash paid for income taxes	327,234	163,000	2,913	457
Cash paid for interest expense	—	—	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	4,684,003	2,726,712	2,443,419	383,426
Restricted cash	125,437	390,702	295,910	46,435
Total cash, cash equivalents, and restricted cash	4,809,440	3,117,414	2,739,329	429,861

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). Revenue presentation in the consolidated financial statements and accompanying notes have been retrospectively reclassified to conform to the current period’s presentation.

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

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the afore mentioned actions. As a result, the Group may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders, and it may lose the ability to receive economic benefits from the VIEs. The Group currently does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, WFOEs, or the VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB
Assets:
Cash and cash equivalents	1,501,733	1,436,350
Term deposits	135,000	85,000
Investment in marketable securities	—	78,725
Accounts receivable, net	9,888	79,605
Other receivables, net	68,742	34,439
Loan receivables, net	221,200	234,750
Amounts due from related parties	—	41,750
Prepaid expenses and other assets	740,959	705,528
Contracts assets, net	10,374	—
Long‑term investments, net	491,510	490,314
Operating lease right-of-use assets, net	18,611	10,602
Property, equipment and software, net	51,701	32,593
Goodwill, net	72,304	72,304
Intangible assets, net	40,187	37,386
Total assets	3,362,209	3,339,346
Liabilities:
Deferred revenue	81,246	46,175
Payroll and welfare payable	29,152	12,054
Income taxes payable	224,533	255,618
Accrued expenses and other liabilities	238,170	138,144
Operating lease liabilities	19,100	9,700
Amounts due to related parties	24,146	23,967
Deferred tax liabilities	5,742	5,041
Total liabilities	622,089	490,699

	For the years ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	4,305,272	1,145,210	701,329
Net income (loss)	(1,551,509)	(1,479,883)	(154,732)

	For the years ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(439,357)	(753,416)	1,014,571
Net cash used in investing activities	(1,315,875)	(511,832)	(51,410)
Net cash provided by (used in) financing activities	(5,188)	—	3,305

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

The VIEs contributed an aggregate of 91.18% and 92.10% of the consolidated net revenues for the years ended December 31, 2020 and 2021, respectively. The rest of revenue are from Sounth Aisa and HK. As of December 31, 2020 and 2021, the VIE accounted for an aggregate of 62.42% and 66.16%, respectively, of the consolidated total assets, and 53.48% and 57.08%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents.

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

Online Lending Information Intermediary Services revenue

Through its online platform, the Group provided intermediary services on the personal financing product, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). The Group also provided one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). For revolving loan products and non-revolving loan products, the Group’s services provided consisted of:

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

The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group did not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

The Group considered its customers to be both the investors and borrowers. The Group considered the loan facilitation services and post origination services as two separate services, which represented two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers could benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determined the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price was allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group did not have observable standalone selling price information for the loan facilitation services or post origination services because it did not provide loan facilitation services or post origination services on a standalone basis. There was no direct observable standalone selling price for similar services in the market that was reasonably available to the Group. As a result, the Group used an expected plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involved significant judgements. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considered the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognized revenue when (or as) the entity satisfied the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation were recognized at the time a loan was originated between the investor and the borrower and the principal loan balance was transferred to the borrower, at which time the loan facilitation service was considered completed. Revenues from post origination services were recognized on a straight-line basis over the term of the underlying loans as the services were provided ratably on a monthly basis. A majority of the service fee was charged to the borrowers, which was collected upfront upon at the loan inception or collected over the loan term. Investors paid service fees to the Group either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2019 and 2020, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.5% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services were delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period were recorded as accounts receivable. All service fees were fixed and not refundable. Revenue recognized was recorded net of value added tax (“VAT”). Remaining performance obligations represented the amount of the transaction price for which service had not been performed under post-origination services.

In December 2020, the Group ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on its online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by the Group and a licensed asset management company, the rights of investors in existing loans underlying the fixed income products were transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated became nil and loan facilitation services were nil in 2021, and the asset management company provided the existing investors with services in relation to the return of their remaining investment in loans.

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

Since April 2019, the Group has stopped charging service fees directly to the borrowers under its direct lending program. Instead, the Group started to charge service fees either directly to the institutional funding partners, or indirectly through third-party guarantee companies who provide guarantee services, or the insurance company who provided credit insurance to the institutional funding partners on their loans to the borrowers. The Group concluded this change did not alter the substance of the services it provided to borrowers and financial institution partners under the direct lending program, and therefore would not impact how revenue was recognized. In 2019, under a cooperation agreement, as amended (the “Cooperation Agreement”), the Group predominantly partnered with PICC Property and Casualty Company Limited Guangdong Branch (“PICC”) who provided the credit insurance service to institutional funding partners on the loan origination, PICC collected all of the loan facilitation service fees and remitted the Group’s portion of the service fees to the Group. The Group recorded an account receivable for the service fees confirmed and to be remitted by PICC. For more information,refer to Note 20, commitments and contingencies.

Sales income

Sales income from sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms with a platform service agreement. Under the platform service agreement, the Group sets up online stores on the platforms to sell the Group’s product to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods. If customers report defects after receipt but are still within the warranty period (varies from 6 months to 24 months), we will have the defective goods repaired, replaced or take another appropriate action to compensate timely,specify the Group should take action in 48 hours. The Group didn’t estimated warranty obligation amount according to the historical experience.

The Group identifies its performance obligation the e-commerce platform end customer as to transfer the control of the products ordered to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction prices will be allocated to different performance obligations based on relative standalone selling prices.

The Group recognizes revenues from sales income upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. Subsequently, nil, RMB1 and RMB89 were returned to the Group for the years ended December 31, 2019, 2020 and 2021, respectively.

Technical services

The Group offers technical services to customers including technology empowerment services, operation and marketing services, customized software development, etc. Technology empowerment services to customers with respect to user acquisition, risk management, consumption scenario perception and comprehension and data modeling.

Technical services generate revenues primarily from fixed-price short-term contracts, revenue generated from technology empowerment services, operation and marketing support services is generally recognized over time on a ratable basis. Revenue generated from technology customized software development is recognized when control over the customized software has been transferred to the customer.

Other revenues

Other revenues mainly include product sales revenues from wealth management services, customer referral and government subsidy income, etc.

Wealth management services generate revenues from Internet Securities Services, Insurance Brokerage Services and Small consumptive business in Southeast Asia.

The Group offers convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Internet Securities Service generates revenue from commissions through customers’ transactions in stocks by providing brokerage services for its customers.

The Group enters into insurance brokerage service contracts with insurance companies with a pre-agreed commission. The commissions is normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by the group in respect of an insurance product. For insurance brokerage services, the single performance obligation identified is to provide facilitation service to the insurance companies.

For each type of wealth management services, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. The Internet Securities Service is recognized at a point in time on the trade date when the performance obligation is satisfied. The brokerage service commissions are earned when each individual insurance transaction is completed.

Value added taxes (“VAT”)

The Group is subject to value added tax, or VAT, at a rate of 16% from May 1, 2018 to March 31, 2019 and 13% thereafter on sales of products, and at a rate of 6% on services rendered by the Group, less any deductible VAT the Group has already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. Since April 1, 2019, the Group has been subject to an additional 10% deductible VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. VAT is reported as a deduction to revenue when incurred and amounted to RMB136,501, and RMB52,697 for the years ended December 31, 2020 and 2021, respectively. The net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other liabilities on the face of balance sheet.

Disaggregation of revenues

The Group generates revenues primarily from loan facilitation and post-origination services provided to investors, borrowers and financial institution partners through its online lending information intermediary services and direct lending program. The Group generates revenues from sales income and technical services provided to the customers. The Group also generates other revenues, such as wealth management services, customer referral and government subsidy income, etc. The following table provides further disaggregation by types of revenues recognized for year ended December 31,2019, 2020 and 2021:

	Loan	Post
	facilitation	origination	Sales	Technical	Other
2019	services	services	income	services	revenues	Total
	RMB	RMB		RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	1,698,133	269,718	—	—	—	1,967,851
Non-revolving loan products	104,611	30,226	—	—	—	134,837
Direct lending program revenue	1,675,153	304,788	—	—	—	1,979,941
Other revenue	—	—	114,192	—	228,142	342,334
Total	3,477,897	604,732	114,192	—	228,142	4,424,963

	Loan	Post
	facilitation	origination	Sales	Technical	Other
2020	services	services	income	services	revenues	Total
	RMB	RMB		RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	26,376	203,748	—	—	—	230,124
Non‑revolving loan products	84,485	202,097	—	—	—	286,582
Direct lending program revenue	66,286	453,257	—	—	—	519,543
Other revenue	—	—	5,667	38,313	175,776	219,756
Total	177,147	859,102	5,667	38,313	175,776	1,256,005

	Loan	Post
	facilitation	origination	Sales	Technical	Other
2021	services	services	income	services	revenues	Total
	RMB	RMB		RMB	RMB	RMB
Online lending platform revenue
Online lending information intermediary services revenue
Revolving loan products (One Card)	—	30,604	—	—	—	30,604
Non‑revolving loan products	—	—	—	—	—	—
Direct lending program revenue	—	9,178	—	—	—	9,178
Other revenue	—	—	202,960	417,566	101,143	721,669
Total	—	39,782	202,960	417,566	101,143	761,451

The Group manages its business through a comprehensive offering of financial products and services tailored to the needs of the investors, borrowers and customers. These financial products are categorized by the Group as Online Lending platform revenue, sales income, technical services and others. The following table illustrates the disaggregation of revenues by product offering in 2019, 2020 and 2021:

	December 31,	December 31,	December 31,
	2019	2020	2021
Loan product revenue	3,590,693	847,576	—
Wealth management product revenue	573,355	188,673	39,782
Sales income	114,192	5,667	202,960
Technical services	—	38,313	417,566
Others	146,723	175,776	101,143
Total	4,424,963	1,256,005	761,451

Loan products-In 2019, 2020 and 2021, loan products represented product offerings tailored to the needs of the borrowers. Loan product revenues in the above table represented the portion of the service fees that were charged to borrowers through the Group’s online lending information intermediary services, and charged from borrowers with whom the Group has stopped charging service fees since April 2019 or financial institution partners under direct lending program business.

Wealth Management products-In 2019, 2020 and 2021, wealth management products represented product offerings tailored to the needs of the individual investors, including fixed income products and other wealth management products such as insurance and stock investment brokerage services, and fund investment products services. Fixed income products were offered to individual investors who desired to invest in loans facilitated through the Group’s online lending information intermediary services. Revenues from wealth management products in the above table were mainly derived from fixed income products and represented the portion of service fees that was charged to investors in the Group’s online lending information intermediary services. Revenues recognized on other wealth management products were immaterial for the periods presented. As the group discontinue the loan facilitation and post origination services as of December 31,2021,the Group fully impairment the contract assets.

Deferred Revenue

Deferred revenue consists of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenues is recognized ratably as revenue when the post-origination services are delivered during the loan period. Revenue recognized during the year December 31,2021 that was included in the deferred revenue balance at the beginning of the year was RMB82,643.

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

On August 24,2020, the Group signed the asset management agreement and supplementary agreement with Ningxia Shunyi. According to the agreement, after the completion of the creditor’s rights transfer, Ningxia Shunyi and other third party will provide services, including intermediary or management services. Pursuant to certain arrangement entered into among the Group, Ningxia Shunyi and Xi’an Guoheng Legal Service Co., Ltd. (“Guoheng”), Guoheng, with assistance from other third party entities, provided such services to the Group.

Contract assets, net

Contract assets are attributable to loan products to borrowers under our online lending platform, the Group is entitled to payment of service fees when repayment of loans is received from the borrowers. Contract assets are recorded under these arrangements when the Group provides the loan facilitation and post origination services but before the payments are due.

Contract assets are stated at the historical carrying amount net of write-off and allowance for collectability in accordance with ASC Topic 310. The Group established an allowance for uncollectible contract assets based on estimates, historical experience and other factors surrounding the credit risk of specific customers similar to borrowers related to the financial institution partners. The Group evaluates and adjusts its allowance for uncollectible contract assets on a quarterly basis or more often as necessary. Uncollectible contract assets are written off when the Group has determined the balance will not be collected. The Group recognizes contract assets only to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. As the group discontinue the loan facilitation and post origination services as of December 31,2021,the Group fully impairment the contract assets.

The following table presents the contract assets from loan facilitation services and post origination services:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Contract assets from loan facilitation services and post origination services	25,123	18,131
Less: Allowance for loss for collectability	(14,749)	(18,131)
Total	10,374	—

The following table presents the movement of allowance for loss for contract assets for the years ended December 31, 2020 and 2021:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Balance at beginning of the year	2,255	14,749
Provision/(Reversal) for doubtful contract assets	18,605	3,382
Write-offs	(6,111)	—
Balance at end of the year	14,749	18,131

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

The carrying amounts of the Group’s financial instruments approximate their fair values because of their short-term nature. The Group’s financial instruments include cash, accounts receivable, notes receivable, amount due from related parties, amount due to related parties, and accrued expenses and other liabilities.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

A subsidiary of the Group receives funds from investors for the purpose of buying or selling securities on behalf of its customers. The funds are deposited in a bank account restricted only for the use of purchasing securities on behalf of the investors and the use of the funds within this account are monitored by the bank. Such bank balance represents an asset of the Group for the amounts due to customers for the segregated bank balance held and payable to customers on demand. A corresponding payable to customers is recorded upon receipt of the cash from the customer. As of December 31, 2020 and 2021, the Group had restricted bank deposits of RMB390,702 and RMB295,910, respectively.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year. As of December 31, 2020 and 2021, the Group had term deposits of RMB133,761 and RMB83,294, respectively.

Investment in marketable securities

Investment in marketable securities consist of stocks placed with securities. As of December 31, 2020 and 2021, the Group had investment in marketable securities of nil and RMB169,815, respectively.

Loans receivable

Loans receivable are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the lives of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. An allowance for doubtful accounts will be established for the loans with collection issues. Provision for uncollectable loans was recorded in the amount of RMB315,205 and RMB23,979 for the years ended December 31, 2020 and 2021, respectively, based on the results of the assessment.

Inventories, net

Inventories consisting of products available for sales are valued at the lower of cost or net realizable value with cost determined using the first-in,first-out cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when future estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income. Certain costs attributable to buying and receiving products, such as purchase freights, are also included in inventories. As of December 31, 2020 and 2021, the Group had inventories, net of RMB2,398 and RMB1,250 in “Prepaid expenses and other assets” in the balance sheets, respectively.

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

	Accounts	Other	Loans
	receivable	receivables	receivable	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2019	1,433,449	36,773	615,592	2,085,814
Adoption of new accounting standard	—	3,117	8,420	11,537
Provision for doubtful accounts	13,545	—	315,205	328,750
Write-off	—	(22,494)	(609,853)	(632,347)
Balance at December 31, 2020	1,446,994	17,396	329,364	1,793,754
Provision for doubtful accounts	—	—	23,979	23,979
Reversal	(2,994)	(3,026)	(2,918)	(8,938)
Write-off	—	(14,279)	(320,944)	(335,223)
Balance at December 31, 2021	1,444,000	91	29,481	1,473,572

Refer to Note 4 Loan Receivables for further information on allowance for loan receivables and Note 5 Prepaid expenses and other assets for further information on allowance forprepaid expenses and other assets.

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

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair values, equity method investments, held-to-maturity and available-for-sale investment.

a.	Equity securities without readily determinable fair value

Historically, for investee companies over which the Group did not have significant influence and a controlling financial interest, the Group accounts for these as cost method investments under ASC 325-20. In January, 2018, the Group adopted Accounting Standards Update (“ASU”) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and elected to account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction on the cost of the investment. The impairment losses on the equity securities without readily determinable fair value during the years ended December 31, 2019, 2020 and 2021 were RMB154,898, RMB282,076, and RMB23,193 respectively.

b.	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the earnings or losses of the investee company, impairments, and other adjustments required by the equity method are reflected in “loss in equity method investments, net” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other than temporary. The Group estimates the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or a discounted cash flow approach which requires significant judgments, including the estimate of future cash flows, which is dependent on internal forecasts, the estimate of long term growth rate of a company’s business, the estimate of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The impairment losses on its equity method investment are RMB22,830, RMB179,193 and RMB4,229 during the years ended December 31, 2019, 2020 and 2021, respectively..

c.	Held-to-maturity and available-for-sale investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity, and are recorded at amortized cost. As of December 31, 2020 and 2021, the balances of held-to-maturity securities were RMB33,079 and RMB38,000, respectively.

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

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group recorded impairment losses (reverse) on its held-to-maturity and available for sale investments during the years ended December 31, 2019, 2020 and 2021 of nil, RMB1,221 and RMB(676), respectively.

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

Based on the Group’s impairment assessment, the Group recorded goodwill impairment of RMB6,191, RMB50,291 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Sales and marketing

Sales and marketing consist primarily of selling and marketing expenses and cost of goods sold. Selling and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention and general brand and awareness building. Selling and marketing expenses were RMB343,056 and RMB165,477 for the years ended December 31, 2020 and 2021, respectively. Cost of goods sold primarily consists of the purchase price of products, packaging material, handling costs and product delivery costs. Cost of goods sold is related to sales income. Cost of goods sold were RMB1,228 and RMB59,088 for the years ended December 31, 2020 and 2021, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income.

Government subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as non-operating income in the consolidated statement of operations and comprehensive income (loss) in the period the cash is received. The government grants received by the Group were RMB33,665, RMB27,440 and RMB437 for the years ended December 31, 2019, 2020 and 2021, respectively.

Leases

From January 1, 2019, the Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”). The Group has no finance leases for any of the periods presented.

The Group leases certain office premises in different cities in the PRC and overseas under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of corporate debt of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available for use by the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

Deferred income taxes are provided using asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for net operating loss carryforwards.

Net deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operations. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the net deferred tax asset will not be realized.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operation and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020 and 2021.

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

Diluted net income per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group has share options which could potentially dilute basic net income per ordinary share in the future. Diluted net income per ordinary share is computed using the two-class method or the as-if-converted method, whichever is more dilutive. When the Group has a loss, the dilutive effect of these securities is not included as they would be anti-dilutive.

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

Convenience translation

Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726 on December 31, 2021, the last business day for the year ended December 31, 2021, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)	Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB 1,531,340 and RMB 1,455,089 which were denominated in RMB at December 31, 2020 and December 31,2021 respectively, representing 56.16% and 53.26% of the cash and cash equivalents at December 31 ,2020 and December 31,2021 respectively.

ii)	Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, loans receivable, prepaid expenses and other assets. As of December 31, 2020 and December 31,2021 the majority of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the Deposit Insurance Regulation in different ares,RMB320,000 was insured and RMB1,429,465 was not insured in main china with the policy of RMB 500 insured by each banking financial institution, RMB4,902 was insured and RMB918,200 was not insured in HK, with the policy of HKD 500 insured by each banking financial institution, RMB 1,593 was insured and RMB 38,399 was not insured in America with the policy of $250 insured by each banking financial institution, RMB 18,860 was not insured in Sounth Aisa with the policy of nil insured. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group made loans to third-party companies under loan agreements and is exposed to credit risk in case of defaults bduidui y the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheets dates. As of December 31, 2020 and December 31,2021, there was RMB267,383 and RMB260,224 of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor. Refer to Note 2 Details of the VIE for concentrations in the geographic area.

There are RMB141 million and RMB102 million from customer A and customer B individually represented greater than 10% of the total net revenues for the year ended December 31, 2021.

There are no revenues from customers which individually represented greater than 10% of the total net revenues for the years ended December 31, 2019 and 2020.

There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2020 and 2021.

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

The Group does not believe that other recently issued accounting standards, if currently adopted, will have a material effect on the Group’s consolidated financial statements.

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

In March 2021, the Group completed a business combination in stages to complement its existing businesses. Before acquisition, the group own 50% of Niche Glogal Fintech Corporation Limited(HK). The Group acquired another 50% of Niche Global Fintech Corporation Limited(HK) with a cash consideration of RMB 10,828. Niche Global Fintech Corporation Limited(HK) became the Group’s wholloy subsidiary. With the assistance of a third party valuation expert, the Group’s pre-existing equity interests in the acquired entity were remeasured to fair value by amount of RMB10,896 at the acquisition date. For the year ended December 31, 2021, the Group recognized a net re-measurement gain of RMB1,874 in “Gain recognized on remeasurement of previously held equity interest in acquire” in the consolidated statement of operations.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Group’s consolidated results of operations.

4. LOANS RECEIVABLE, NET

	December 31,	December 31,
	2020	2021
Loan receivables	596,747	289,705
Less: Allowance for doubtful accounts	(320,944)	(29,481)
Less: Adpotion of new accounting standard in 2020	(8,420)	—
Total	267,383	260,224

The Group entered into several loan agreements with certain third-party post loan service companies. As of December 31, 2021, the Group had RMB289.7 million loan receivable outstanding, of which, RMB170 million of loans were guaranteed by Zhongji Wealth Guarantee Co., Ltd., a third-party guarantor, with terms ranged from 11 months to 12 months and an interest rate of 6% per annum, RMB50.2 million of loans are unsecured with an interest rate of 4% or 10%,with terms of 12 months. The remaining RMB69.5 million of loans are unsecured and interest free with a term of 21 months. As of April 17, 2022, RMB13,300 was repaid to the Group.

As of December 31, 2021, the Group has a RMB29.5 million allowance for uncollectable loans receivable, respectively.

Interest-earning loan receivables are on non-accrual status if loans are past due for more than 90 days. As of December 31, 2020 and December 31, 2021, RMB29,500 and RMB23,000 loan receivables were on non-accrual status.

The following table sets forth the aging of loans as of December 31,2020 and December 31,2021, respectively:

	1 - 89 days	90 days or	Total past
	past due	more past due	due	Current	Total loans
December 31, 2020	—	29,500	29,500	567,247	596,747
December 31, 2021	—	23,000	23,000	266,705	289,705

5. PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2020	2021
Deposits(i)	91,258	68,219
Advances to suppliers	10,607	19,732
Prepaid taxes (ii)	338,450	304,278
Prepaid service fee	45,201	36,306
Prepaid investment (iii)	270,996	304,996
Others	37,046	22,347
Less: Adoption of new accounting standard	(466)	—
Less: Allowance for doubtful accounts		(4,000)
Total	793,092	751,878
(i)	Deposits mainly include rent deposits and deposits to third-party vendors.
(ii)	Prepaid taxes were the deductible VAT which can be deducted in the futher.
(iii)	Prepaid investment mainly composed of the prepayment to acquire equity interests in Shanghai Xinzhen Financial Information Consulting Co., Ltd, Jiangxi Financial Development Group Co. Ltd and Guobing Sports Development (Beijing) Co., LTD as of December 31,2021.

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

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

				Balance at
December 31, 2021	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Investment in marketable securities	169,815	—	—	169,815
Total Assets	169,815	—	—	169,815

There were no investments in marketable securities as of December 31, 2020.

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, restricted cash, term deposits, accounts receivable, other receivables, loan receivables, prepaid expenses and other assets, accrued expenses and other liabilities and amounts due from/to related parties are not recorded at fair value. The fair values of these financial instruments, other than loans receivable, approximate their carrying value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities. The fair value of loans receivable is disclosed in Note 4.

7. LONG-TERM INVESTMENTS

	Equity securities
	without readily	Equity	Available for	Held-to-
	determinable fair	method	sales	maturity
	value	investments	investment	investment	Total
	RMB	RMB		RMB	RMB
Balance at December 31, 2019	543,178	206,823	10,443	15,200	775,644
Additions	396,549	53,929		19,100	469,578
Disposal	(5,000)	—	(10,443)	—	(15,443)
Share of (loss) in equity method investments	—	(21,317)	—	—	(21,317)
Impairment charges	(282,076)	(179,193)	—	(1,221)	(462,490)
Impact of exchange rate	(4,949)	(2,751)	—	—	(7,700)
Balance at December 31, 2020	647,702	57,491	—	33,079	738,272
Additions	97	19,971	—	38,000	58,068
Disposal	—	(7,652)	—	(18,983)	(26,635)
Loss in held-to-maturity investment	—	—	—	(14,096)	(14,096)
Share of (loss) in equity method investments	—	(7,167)	—	—	(7,167)
Impairment charges	(23,193)	(4,229)	—	—	(27,422)
Impact of exchange rate	6,787	(381)	—	—	6,406
Balance at December 31, 2021	631,393	58,033	—	38,000	727,426

Equity securities without readily determinable fair value

The following table sets forth the Group’s equity securities without readily determinable fair value:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Shanghai Xinzheng Financial Information Consulting Co., Ltd. (i)	129,786	129,786
EZhou Rural Commercial Bank	40,000	40,000
BitPay, Inc. (Delaware)(ii)	26,100	25,490
GoopalGroup (iii)	17,748	—
Hubei Consumption Financial Company (“Hubei Consumption”) (iv)	361,100	361,100
Zhuhai Yuanxin investment partnership (limited partnership(“ZhuhaiYuanxin”)(v)	15,000	15,000
Ningbo Weilie investment management partnership (limited partnership)(“NingboWeilie”)(vi)	20,000	20,000
Others	37,968	40,017
Total	647,702	631,393
(i)	In September 2018, the Group purchased a 15% equity interest of Shanghai Xinzheng Financial Information Consulting Co., Ltd. for a total consideration of RMB129,786. The Group holds a 15% equity interest as of December 31, 2020 and 2021 respectively. No impairment existed at December 31, 2020 and 2021 as there were no observable price changes for the year ended December 31, 2021.
(ii)

In March 2018, the Group acquired a 1.11% of equity interest in BitPay, Inc. (Delaware) for a cash consideration of US$4,000. The Group holds 1.11% equity interest as of December 31, 2020 and December 31,2021. No impairment existed at December 31, 2020 and December 31,2021,and there were no observable price changes for the year ended December 31, 2021.

(iii)

In January 2018, the Group purchased a 1.94% equity interest in Goopal Group for a cash consideration of US$2,720. The Group holds a 1.94% equity interest as of December 31, 2020 and December 31,2021. No impairment existed at December 31, 2020. Due to the poor operations of GoopalGroup, the Group fully imparied the investment for the years ended December 31 2021.

(iv)

In December 2019, the Group paid RMB361,100 in cash in exchange for a 24.47% equity interest in Hubei Consumer. No impairment existed at December 31, 2020 and December 31,2021, and there were no observable price changes for the year ended December 31,2021.

(v)	In November 2020, the Group paid RMB 15,000 in cash in exchange for a 33.33% equity interest in Zhuhai Yuanxin. No impairment existed at December 31, 2020 and December 31,2021, and there were no observable price changes for the year ended December 31,2021.
(vi)	In December 2017, the Group purchased a 8.50% equity interest in Ningbo Weilie for a total cash consideration of RMB 20,000,000.No impairment existed at December 31, 2020 and December 31,2021, and there were no observable price changes for the year ended December 31,2021.

Equity method investments

	December 31,	December 31,
	2020	2021
	RMB	RMB
CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd (“CSJ Golden Bull”)(i)	22,135	17,101
PT.TIRTA Finance(ii)	—	19,760
Others	35,356	21,172
Total	57,491	58,033
(i)	In September 2017, the Group purchased an equity interest of CSJ Golden Bull for a total cash consideration of RMB40,900. The Group holds a 25% equity interest as of December 31, 2020 and December 31,2021.
(ii)	In June 2021, the Group sold 40% of PT.TIRTA Finance to Trusty Cars Pte. Ltd (a third party) and 5% of PT.TIRTA Finance to PT SAHABAT MITRA(a third party),and therefore deconsolidated PT.TIRTA Finance and record a loss of RMB582. The fair value at the dispoal day was RMB 49,927 using the asset-based method based on various assumptions,eg. fair market, going concern,policy stability,etc. The Group continued to have significant influence on PT.TIRTA Finance and account for a 40% equity interest in it. After the transanction, Trusty Cars Pte. Ltd became a related party.Nil transanction between Trusty Cars Pte. Ltd and the Group after the transanction. No impairment existed at December 31,2021, and there were no observable price changes for the year ended December 31,2021.

Held-to-maturity investments

In 2019, the Group purchased a principal-guaranteed debt investment in the form of a beneficiary interest in a trust for a cash consideration of RMB15,200, which has stated maturity within one year.The Group extend this investment for one more year in 2020 and disposal the investment in 2021.

In 2020, the Group purchased another principal-guaranteed debt investment in the form of a beneficiary interest in a trust for a cash consideration of RMB19,100, which has stated maturity within one year. The Group disposal this investment in 2021.

In 2021, the Group purchased another principal-guaranteed debt investment in the form of a beneficiary interest in a trust for a cash consideration of RMB38,000, which has stated maturity within one year.

As of December 31, 2020, the Group recorded an impairment charge of RMB1,221 for its held-to-maturity investments.There’s no impairment loss during the year ended December 31,2021.

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2020	2021
	RMB	RMB
Office building	19,470	19,525
Computer and electronic equipment	57,856	58,351
Furniture and office equipment	10,065	10,386
Leasehold improvements	30,069	28,377
Software	46,008	54,492
Total property and equipment	163,468	171,131
Accumulated depreciation and amortization	(79,147)	(104,284)
Impairment loss for technology of discontinued online lending information services	(20,925)	(23,296)
Property, equipment, net	63,396	43,551

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2020 and 2021 was RMB14,500 and RMB 25,137 respectively.

9. INTANGIBLE ASSETS, NET

	December 31,	December 31,
	2020	2021
	RMB	RMB
Brokerage licenses	51,880	51,152
Trade Name	6,400	6,400
Technology	27,600	27,600
Total Intangible assets	85,880	85,152
Accumulated amortization	(24,247)	(30,649)
Impairment loss of technology with discontinued online lending information intermediaries	(17,220)	(17,220)
Intangible assets, net	44,413	37,283

The amortization periods range from 2.6 years to 20 years. Amortization expense on intangible assets for the years ended December 31, 2020 and 2021were RMB9,717 and RMB 6,402, respectively. As of December 31, 2021, the Group expects to record amortization expenses related to intangible assets RMB 5,507, RMB 5,507, RMB3,932, RMB3,357 and RMB3,357 for the next five years, respectively, and RMB 15,623 thereafter.

10. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2020	2021
	RMB	RMB
Accrued advertising and marketing fee	105,638	52,371
Payables related to services fees and others	152,396	93,897
Amounts due to customers for the segregated bank balances held on their behalf	405,719	273,774
Deposits	2,913	2,575
Value added tax and surcharges	16,494	13,899
Others	43,526	30,732
Total accrued expenses and other current liabilities	726,686	467,248

11. RELATED PARTY BALANCES AND TRANSACTIONS

Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Shenzhen Boya	Equity method investee (until May 2019)	Borrower acquisition and referral services
Beijing Shunwei Wealth Technology Limited (“Beijing Shunwei”)	Equity method investee (until June 2019)	Borrower acquisition and referral services
Zhuhai Hengqin Flash Cloud Payment Information Technolgy Limited (“Zhuhai Hengqin Payment”)	Entity controlled by Sun, Lei	Payment processing service
Nanjing Lefang	Investee with significant influence	Borrower acquisition and referral services purchased by the Group, consulting service provided to Nanjing Lefang by the Group, and related party loan
Shanghai Qiuzhi Information Technology Limited (“Shanghai Qiuzhi”)	Equity method investee (from May 2019)	Borrower acquisition and referral services
Beijing Jiuzao Technology Limited(“Beijing Jiuzao”)	Entity controlled by Sun, Lei (from December 2019)	Borrower acquisition and referral services
Hangzhou Shuyun Gongjin Technology Limited (“Hangzhou Shuyun”)	Entity controlled by Sun, Lei	Credit inquiry services
Hainan Chenxi Investment Consulting Co., Ltd(“Hainan Chenxi”)	Subsidiary of equity method investee (Since July 2020)	Related party loan
Ningbo Weilie investment management partnership (limited partnership)	Equity method investee	Investors acquisition

Details of related party balances and transactions as of and for the years ended December 31, 2020 and 2021 are as follows:

(1)	Services provided by related parties

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Investors and borrower acquisition and referral services:
Beijing Shunwei	1,221	—	—
Shenzhen Boya	4,696	—	—
Beijing Jiuzao	7,257	852	—
Nanjing Lefang	29,476	—	—
Shanghai Qiuzhi	120	49	—
Subtotal	42,770	901	—
Credit inquiry services:
Hangzhou Shuyun	5,925	358	—
Subtotal	5,925	358	—
Payment processing service:
Zhuhai Hengqin Payment	9,175	—	—
Subtotal	9,175	—	—
Others	20	—	—
Total	57,890	1,259	—

(2)	Services provided to related parties

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Nanjing Lefang	1,994	—	—
Shanghai Qiuzhi	99	—	—
Shenzhen Boya	6	—	—
Total	2,099	—	—

(3)	Amounts due from related parties

	December 31,	December 31,
	2020	2021
	RMB	RMB
Hainan Chenxi	—	41,750

The Group entered into several loan agreements with Hainan Chenxi,as of of December 31, 2021, the Group had RMB41.8 milllion loans from Hainan Chenxi outstanding,with terms 12 months and interest rate 0.00%.

(4)	Amounts due to related parties

	December 31,	December 31,
	2020	2021
	RMB	RMB
Zhuhai Hengqin Payment	4,731	27
Nanjing Lefang	18,834	19,218
Hangzhou Shuyun	18	18
Beijing Jiuzao	182	4,704
Niche Global Fintech Corporation Limited	1,524	—
Total	25,289	23,967

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

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group’s PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% or 20% under the EIT Law. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. In 2018, Yisi Hudong(Beijing)Technology Co.,Ltd. (“Yisi Hudong”), a subsidiary of Zhuhai Jiufu Xiaojin, was qualified as a “high and new technology enterprise” and thus enjoyed a preferential income tax rate of 15% for 2021. They would enjoy a preferential income tax rate of 15% for 2022, provided they continue to meet the standards for “high and new technology enterprise” during 2022. Jiufu Weiban, a subsidiary of Xinjiang Shuke, was qualified as a “high and new technology enterprise” and thus enjoyed a preferential income tax rate of 15%. They would enjoy a preferential income tax rate of 15% for 2021, provided they continue to meet the standards for “high and new technology enterprise” during 2022. In addition, Zhuhai Hengqin Jiufu Technology Co., Ltd. (“Zhuhai Hengqin”) has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2021. Zhuhai Jiufu Xiaojin Technology Co., Ltd. (“Zhuhai Xiaojin”) has been recognized as an enterprise of encouraged industries in the Hengqin New Area of Guangdong Province and enjoyed a preferential income tax rate of 15% for 2021. Xizang Jiufu Dingdang Information Technology Co., Ltd. (“Jiufu Dingdang”) has been recognized as encouraged industries in the Tibet autonomous region and enjoyed a preferential income tax rate of 15% for 2021, the income tax shared by Tibet autonomous region was temporarily exempted. Beijing Baibai Technology Co., Ltd, Beijing Juhuixuan Technology Co., Ltd, Shenzhen Jiufu Xinfu Commercial Factoring Co., Ltd, Jiuxing insurance brokerage Co., Ltd, Beijing Jiubao Technology Co., Ltd, Zhuhai Jiuxin Asset Management Co., Ltd, and Qianhai Jiufu network technology (Shenzhen) Co., Ltd are qualified as “small enterprises with low profits” and thus enjoyed a preferential income tax rate of 20% for 2021. The enterprises mentioned above will benefit from a preferential tax rate of 15% under the EIT Law if they are continue located in applicable PRC regions as specified in the Catalogue of Encouraged Industries. The tax holiday will be terminated if the Group’s subsidiaries unqualified for preferential income tax rate status in accordance with the EIT Law.

The Group’s subsidiaries domiciled in South Aisa are subject to 22% statutory rate.

The current and deferred components of the income tax expense which were substantially attributable to the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax	245,397	42,758	26,735
Deferred tax	(419,994)	495,564	—
Total	(174,597)	538,322	26,735

The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss before income tax expenses	(2,220,324)	(1,691,563)	(201,568)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense at statutory tax rate	(555,081)	(422,891)	(50,392)
Non-deductible expenses(i)	15,362	278,303	700
Change in valuation allowance	43,350	504,360	60,421
Effect of tax holiday and preferential tax rate	221,590	104,218	6,522
Share-based compensation expenses	88,288	72,657	13,085
Effect of different tax rates of subsidiaries operating in other jurisdictions	11,894	1,675	(3,601)
Income tax expense	(174,597)	538,322	26,735
(i)	The amount included in non-deductible expenses is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Other non‑deductible expenses	15,362	278,303	700
Total	15,362	278,303	700

The aggregate amount and per ordinary share effect of the tax holiday, the certification expireation date varies from December 12, 2022 to December 2, 2023 and preferential tax rate are as follows:

	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(221,590)	(104,218)	(6,522)
The aggregate effect on basic and diluted net income per ordinary share:
-Basic and diluted	(1.27)	(0.52)	(0.03)

The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Deferred revenue	104,750	11,786	—
Accrued expenses	105,475	106,404	—
Allowance for doubtful accounts	265,745	330,488	368
Net operating loss carry forwards	80,485	142,722	120,523
Excess advertising fee	47,202	12,630	—
Less: valuation allowance	(99,670)	(604,030)	(120,891)
Total deferred tax assets, net	503,987	—	—

The movements of valuation allowance for the years ended December 31, 2020 and 2021 are as follows:

	2020	2021
	RMB	RMB
Balance at beginning of year	99,670	604,030
Additions	504,360	—
Reversal	—	(483,139)
Balance at December 31,2020 and 2021	604,030	120,891

	December 31,	December 31,
	2020	2021
	RMB	RMB
Intangible asset from acquisition	9,280	7,730
Total deferred tax liabilities	9,280	7,730

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The valuation allowance is considered on each individual entity basis. Considering all the above factors, valuation allowances are established for certain entities because the Group believes that it is more likely than not that its net deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

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

The EIT regulations (i.e. Caishui [2011] No. 112) specify that legal entities organized in the Xinjiang Kashgar Special Economic Development Area upon meeting certain requirements can qualify for five years exemption on income tax. Uncertainties exist with regard to whether Xinjiang Shuke can meet the requirements stipulated under the current EIT regulations as well as whether the Group’s income allocation to entities in Xinjiang match with their business substance. Despite the present uncertainties resulting from the limited tax implementation guidance for the preferential tax treatment of the above regulation in Xinjiang and the tax authorities’ view on the income allocation, the Group believes that the legal entities in the Xinjiang Kashgar Special Economic Development Area meet the requirements as stipulated by the prevailing EIT laws and regulations and therefore can qualify for the income tax exemption and the current income allocation ratio can be sustained. If the PRC tax authorities subsequently determine that these entities do not qualify for the income tax exemption status or the income allocation ratio is not in compliance with arm’s length principle, these entities will be subject to the PRC income taxes, at a statutory rate of 25%, or a transfer pricing adjustment would be made to increase the profit of other entities (subject to 25% or 15% EIT rate) in the Group, which will in turn increase our tax liability, late payment interest, and penalties of the Group.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2020 and December 31, 2021.

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

During the year ended December 31,2021,the Group granted 500,000 shares at the exercise price of RMB6.74 per share,4,425,211 shares at the exercise price of RMB0.06.

●	500,000 share options will vest annually in equal instalment over 5 years.
●	4,425,211 shares options vested 2,655,127 on June 30,2021, 1,327,563 on September 30,2021, and vested 442,521 on December 31,2021.

During the year ended December 31 2020, the Group granted 680,300 share options at the exercise price of RMB24.11 per share, 2,853,911 share options at the exercise price of zero,3,345,098 share options at the exercise price of RMB24.11 per share,178,900 share options at the exercise price of RMB13.83 per share, 445,280 share options at the exercise price of RMB24.11 per share. These grants are subject to the following vesting conditions:

●	680,300 share options will vest over 5 years based on vesting of 15%, 20%, 20%, 20% and 25% at each anniversary subsequent to the grant date.
●	2,853,911 share options vested 1,426,955 on March 20,2020 and 1,426,956 on April 20,2020.
●	3,345,098 share options vested on May 28,2020.
●	178,900 share options will vest over 4 years based on vesting of 20%, 20%, 30%, and 30% at each anniversary subsequent to the grant date.
●	445,280 share options will vest annually in equal instalment over 5 years.

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

The vesting of the share options granted during the year ended December 31, 2021 is also subject to certain annual performance targets established by the Group’s Board of Directors and Chief Executive Officer (“CEO”). The Group recognized compensation expenses related to the options linked to these performance targets during the vesting period based on the probable outcome of these performance conditions. The Group has determined that it is probable these conditions will be met; as such the share-based compensation is being recognized over the vesting period.

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in the years ended December 31, 2019, 2020 and 2021. The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2019, 2020 and 2021 was RMB38.29 RMB35.88 and RMB8.00, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
Risk free rate of interest	1.79%-2.53%	0.27%-1.47%	0.84%~1.61%
Volatility	43.4%-55.3%	48.8%-59.5%	113.60%~116%
Dividend yield	—	—	—
Exercise multiples	2.2 / 2.8	2.2 / 2.8	2.2
Life of option (years)	4.0 - 6.0	2.5-6.0	5

(1)  Risk free rate of interest

Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)  Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiration of the term.

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

The activity in share options during period from December 31, 2020 and December 31, 2021 is set out below:

			Weighted
		Weighted	Average
	Number of	Average	Grant‑date
	Options	Exercise Price	Fair Value
		RMB	RMB
Outstanding as of December 31, 2020	29,273,408	17.24	40.24
Granted	4,925,211	0.76	8.00
Exercised	(6,885,255)	0.07	23.49
Forfeited	(7,264,080)	9.52	5.88
Outstanding as of December 31, 2021	20,049,284	8.82	42.58

The following table summarizes information with respect to share options outstanding as of December 31, 2021:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
	Number	Remaining	Number	Remaining
Exercise Price	Outstanding	Contractual Life	Outstanding	Contractual Life
RMB
0.06	442,521	—	442,521	—
6.74	500,000	5.23	—	—
7.78	959,100	0.58	959,100	0.58
14.32	2,891,700	0.95	2,837,900	0.80
24.06	33,000	—	33,000	—
24.11	1,614,600	2.54	825,300	2.16
51.05	3,649,398	2.21	3,390,743	2.16
—	9,958,965	0.80	9,958,965	0.80
	20,049,284		18,447,529

The share-based compensation expenses recognized with each issuance of share options since January 1, 2015 are as follows:

	For the year ended
	December 31,
Date of Grant	2020	2021
	RMB	RMB
07/01/2016	10,319	—
08/23/2016	1,571	—
09/06/2016	898	—
08/01/2017	6,623	(2,194)
10/10/2017	2,862	2,667
12/26/2017	4,674	—
01/19/2018	1,533	—
03/27/2018	3,604	3,358
09/01/2018	1,028	958
09/29/2018	4,600	2,291
01/07/2019	839	781
04/21/2019	309	288
06/13/2019	177	165
06/14/2019	75	70
07/01/2019	13,657	7,124
02/16/2020	—	2,575
02/21/2020	110,145	—
02/28/2020	127,716	—
07/01/2020	—	—
05/13/2021	—	34,255
Share-based compensation recognized for share options	290,630	52,338

A summary of share based compensation recognized related to share options granted and ordinary shares issued is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
General and administrative expenses	353,151	290,630	52,338

As of December 31 2020 and December 31, 2021, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB8,741 and RMB4,891, respectively. As of December 31, 2021, such cost was expected to be recognized over a weighted average period of 1.25 years.

14. ORDINARY SHARES

The Group’s Amended and Restated Memorandum of Association authorizes the Group to issue 5,000,000,000 ordinary shares with a par value of US$0.00001 per share approximately. As of December 31, 2020 and December 31, 2021, the Group had 203,510,681 and 231,323,675 ordinary shares issued and outstanding, respectively.

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

In August 2019, the Company completed its initial public offering and issued 8,085,000 ADSs (representing 8,085,000 Class A ordinary shares). The net proceeds raised from the initial public offering and from exercising the over-allotment option by the underwriters were RMB463,065, net of issuance cost of RMB31,776. Upon the completion of the initial public offering, the 195,191,000 ordinary shares outstanding were classified into Class A and Class B ordinary shares, of which 128,228,600 shares were designated to Class A ordinary shares and 66,962,400 shares were designated to Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder.

In 2021, the Company newly issued 20,927,739 Class A ordinary shares to three investors through private placements in relation to an investment of up to an aggregate of $30.8 million.

Class A ordinary shares—The Group is authorized to issue 4,600,000,000 Class A ordinary shares with a par value of $0.00001 per share. As of December 31, 2020 and December 31, 2021, there were 142,348,281 and 170,161,275 Class A ordinary shares outstanding, respectively.

Class B ordinary shares—The Company is authorized to issue 200,000,000 Class B ordinary shares with a par value of $0.00001 per share. As of December 31, 2020 and 2021, there were 61,162,400 Class B ordinary shares outstanding, respectively.

Others—The Company is authorized to issue 200,000,000 each of such class or classes (however designated) as the board of directors may determine with a par value of $0.00001 per share. As of December 31, 2020 and 2021, no such share was issued or outstanding.

15. SEGMENT INFORMATION

The Group’s chief operating decision maker is our Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

The majority of the Group’s revenues for the years ended December 31, 2020 and 2021 were generated from the PRC.

As of December 31, 2020 and December 31, 2021, the majority of long-lived assets of the Group were located in the PRC and Hong Kong.

16. EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB110,394, RMB69,370 and RMB42,931 for the years ended December 31, 2019, 2020 and 2021, respectively.

17. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs and their subsidiarie are required to make appropriation to certain statutory reserves, namely a general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31,2020 and 2021.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs and their subsidiaries. As of December 31, 2021, the aggregate amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities in the Group not available for distribution amounted to RMB2,852,362.

18. NET (LOSS) PER ORDINARY SHARE

Basic and diluted net loss per share for each of the years presented were calculated as follows:

	For the years ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net (loss) attributable to 9F Inc.	(2,159,576)	(2,258,895)	(234,908)
Less:
Change in redemption value in Series A preferred shares	(10,711)	—	—
Net (loss) attributable to ordinary shareholders for computing net income per ordinary shares-basic	(2,170,287)	(2,258,895)	(234,908)
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares-basic and diluted	174,552,468	198,596,879	213,635,470
Net (loss) per ordinary share attributable to ordinary shareholders-basic and diluted	(12.43)	(11.37)	(1.10)

19. LEASES

The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2021, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2021, the Group did not have additional operating leases that have not yet commenced.

For the year ended
December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	12,738
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	9,019
Weighted average remaining lease term
Operating leases	1.23
Weighted average discount rate
Operating leases	5.30%
Short-term lease cost	19,936

As of December 31, 2021, the maturity of operating lease liabilities are as follows:

The year ended December 31,	RMB
2022	15,168
2023	3,151
2024	234
18,553
Less imputed interest	644
Total	17,909

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For years ended December 31, 2020 and 2021, total rental expense for all operating leases amounted to RMB 58,831 and RMB 30,442, respectively.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to legal and administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending proceeding, except for the legal proceedings disclosed below, or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

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

In May 2020, the Group commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the Cooperation Agreement. The Group, together with its legal counsel has determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to the Group under the direct lending program. The Group is seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After the Group’s legal action was filed against PICC, PICC filed a civil lawsuit against the Group at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees previously paid to the Group under the Cooperation Agreement plus accrued interest should be refunded to PICC. After several rounds of jurisdictional objections, the case was finally heard by the local court in Beijing in December 2020. Pretrial conferences were hold by the Beijing local court for part of the evidence exchange and cross-examination on May 14 and August 27,2021. As of the date of this report, the Group is still waiting for court hearing by the local court in Beijing.

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

Beginning in September 2020, the Group and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020) (the “State Court Action”) and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, filed Jan. 20, 2021) (the “Federal Court Action”). Both actions allege that defendants made misstatements and omissions in connection with the Company’s initial public offering in August 2019 in violation of the federal securities laws. Briefings on the motions to dismiss the State Court Action and the Federal Court Action were completed on April 21,2021 and April 18, 2022 respectively, and decisions on the motions are currently pending. Both cases remain in their preliminary stages.

21. SUBSEQUENT EVENTS

The Group has reviewed its subsequent events through May 17, 2022, the date these consolidated financial statements were issued and has determined that other than the following paragraph and matter discussed in Notes 20 and 21, no material subsequent events have occurred that require recognition in or disclosure to the consolidated financial statements.

Continuing COVID-19 impacts

Starting from the fourth quarter of 2020 , a few waves of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions were reinstated. Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

9F INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets:
Cash and cash equivalents	778,097	568,973	89,284
Amounts due from subsidiaries and VIEs	892,472	1,368,526	214,752
Other receivables	653	1,912	300
Prepaid expenses and other assets	2,080	1,993	313
Investments in subsidiaries and VIEs	2,503,999	2,481,330	389,374
Total assets	4,177,301	4,422,734	694,023
Liabilities:
Accrued expense and other liability	8,684	290,808	45,634
Amounts due to subsidiaries and VIEs	39	38	6
Total liabilities	8,723	290,846	45,640
Shareholders’ Equity:
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized; 142,348,281 and 170,161,275 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized; 61,162,400 and 61,162,400 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Additional paid-in capital	5,531,926	5,780,609	907,104
Retained earnings (deficit)	(1,356,397)	(1,594,415)	(250,199)
Accumulated other comprehensive income	(6,953)	(54,308)	(8,522)
Total shareholders’ equity	4,168,578	4,131,888	648,383
Total liabilities and shareholders’ equity	4,177,301	4,422,734	694,023

9F INC.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Equity in loss of subsidiaries and VIEs	(1,777,756)	(1,855,047)	(150,814)	(23,664)
Operating costs and expenses	(371,063)	(333,427)	(89,245)	(14,004)
Provision for contract assets and receivables	(691)	—	—	—
Interest income	4,601	12,183	5,151	808
Impairment loss of investments	(20,724)	(97,892)	—	—
Other income, net	6,057	15,288	—	—
Net income (loss)	(2,159,576)	(2,258,895)	(234,908)	(36,860)
Net los per ordinary share
Basic and diluted	(12.43)	(11.37)	(1.10)	(0.17)
Weighted average number of ordinary shares
Basic and diluted	174,552,468	198,596,879	213,635,470	213,635,470

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income (loss)	(2,159,576)	(2,258,895)	(234,908)	(36,860)
Other comprehensive income
Foreign currency translation adjustments	12,126	(97,245)	(48,154)	(7,556)
Unrealized gains (losses) on available-for-sale investments	(99)	—	—	—
Comprehensive Income (Loss)	(2,147,549)	(2,356,140)	(283,062)	(44,416)

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS of CASH FLOW

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data, or otherwise noted)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income (loss)	(2,159,576)	(2,258,895)	(234,908)	(36,860)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	—	—	—	—
Equity in earnings (loss) of subsidiaries and VIEs	1,777,756	1,855,047	150,814	23,664
Share-based compensation expense	353,151	290,630	52,338	8,213
Impairment loss of equity securities without readily determinable fair value	20,725	97,892	—	—
Gain from disposal of equity securities without readily determinable fair value	(6,057)	—	—	—
Changes in operating assets and liabilities:	—	—	—	—
Other receivables	(377)	—	(1,259)	(198)
Prepaid expenses and other assets	(8,020)	6,667	87	14
Accrued expense and other liabilities	(3,551)	5,901	282,124	44,271
Amounts due to subsidiaries and VIEs	9,659	(147)	(1)	—
Amounts due from subsidiaries and VIEs	131,387	45,654	(476,054)	(74,703)
Net cash provided by (used in) operating activities	115,097	42,749	(226,859)	(35,599)
Cash Flows from Investing Activities:
Investment in subsidiaries	(69,149)	18,774	—	—
Loan to related parties	—	(97,514)	—	—
Proceeds from repayment of related parties	138,163	—	—	—
Disposal of long-term investments	8,289	—	33,130	5,199
Net cash provided by (used in) investing activities	77,303	(78,740)	33,130	5,199
Cash Flows from Financing Activities:
Proceeds from exercise of share options	—	—	433	68
Net cash provided by financing activities	463,065	—	433	68
Effect of exchange rate changes	13,173	(1)	(15,828)	(2,484)
Net increase (decrease) in cash and cash equivalents	668,638	(35,992)	(209,124)	(32,816)
Cash and cash equivalents at beginning of year	145,451	814,089	778,097	122,100
Cash and cash equivalents at end of year	814,089	778,097	568,973	89,284

9F INC.

SCHEDULE 1— NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(PARENT COMPANY ONLY)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2.	The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIE and the VIEs subsidiaries.
3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividends were paid by the Group’s subsidiaries to their parent company in 2019, 2020 and 2021.
4.	As of December 31, 2021, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.