Form 20-F
period 2022-12-31
9F Inc.
filed 2023-05-16
CIK 1619544

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of Principal Executive Offices)

Li Zhang, Chief Financial Officer

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

Tel: +86 (10) 8527-6996

Email: zhangli1@9Fbank.com.cn

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American depositary shares, each representing 20 Class A ordinary shares	JFU	The Nasdaq Global Market
Class A ordinary shares, par value US$0.00001 per share*		The Nasdaq Global Market*

*	Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were 235,466,660 ordinary shares outstanding, par value $0.00001 per share, being the sum of 174,304,260 Class A ordinary shares and 61,162,400 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“9F,” “us,” “our Company,” “our” and “we” are to (i) 9F Inc. and its subsidiaries in the context of describing our offerings of wealth management services (including internet securities service, fintech business, fund sales and insurance brokerage service) outside China, and (ii) 9F Inc., its subsidiaries, the VIEs and their subsidiaries in China in the context of describing the general nature of our operations and our consolidated financial information;

●	“ADSs” are to our American depositary shares, each of which represents 20 Class A ordinary shares;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

●	“financial institution partners” are to financial institutions that provide insurance and guarantee services, as well as the institutional funding partners;

●	“fixed income products” are to investments in the loans facilitated through our previous online lending information intermediary services for peer-to-peer lending and borrowing that are subject to the applicable PRC laws and regulations;

●	“institutional funding partners” are to banks and other institutions which have partnered with us on our previous direct lending program to fund loans originated to our borrowers;

●	“loan origination volume” are to the total amount of loans originated to the borrowers, including the loan origination volume under our VIE’s previous revolving loan products, non-revolving loan products and direct lending program during a given period. Loan origination volume for loans funded by institutional funding partners, regardless of its nature of revolving or non-revolving loans, are counted towards loan origination volume under our VIE’s previous direct lending program;

●	“merchant partners” are to the online merchants and offline merchants connected by our VIE’s online platforms including the merchants connected through our One Card-linked China UnionPay payment channels;

●	“ordinary shares” or “Ordinary Shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

●	“VIEs” or “consolidated affiliated entities” are to Jiufu Shuke Technology Group Co., Ltd. (“Jiufu Shuke,” formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), Beijing Puhui Lianyin Information Technology Co., Ltd. (“Beijing Puhui”), Zhuhai Huike Lianyin Technology Co., Ltd. (“Zhuhai Lianyin”), Beijing Yi Qi Mai Technology Co., Ltd. (“Yi Qi Mai,” formerly known as Beijing Wu Kong Mao Technology Co., Ltd. and Beijing Chaoka Internet Technology Co., Ltd.) and Shenzhen Fuyuan Network Technology Co., Ltd. (“Shenzhen Fuyuan”); and

●	“WFOEs” are to Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd., Beijing Shuzhi Lianyin Technology Co., Ltd., Zhuhai Xiaojin Hulian Technology Co., Ltd. and Zhuhai Wukong Youpin Technology Co., Ltd., and our other wholly-foreign-owned PRC subsidiaries.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the noon buying rate as of December 30, 2022. The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than Renminbi or U.S. dollars. In preparing our financial results contained in this annual report, we have used foreign exchange rates as set out in our financial statements included elsewhere in this annual report.

ii

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

iii

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

We have entered into a series of contractual arrangements with our subsidiaries, our VIEs, and the shareholders of our VIEs, including master exclusive service agreements, proxy agreements and powers of attorney, exclusive option agreements, and equity interest pledge agreements. As a result of these contractual arrangements, we have the power to direct the activities of our VIEs that most significantly impact their economic performance. We are also entitled to receive substantially all of the economic benefits generated by our VIEs as primary beneficiary and we bear the obligation to absorb any and all economic losses they incur. In addition, we have an exclusive option to purchase all or part of the equity interests in each of our VIEs when and to the extent permitted by PRC law. For the reasons above, while we do not own equity in our VIEs, we believe that our VIEs should be treated as Variable Interest Entities under the Financial Accounting Standards Board Accounting Standards Codification Topic 810 - Consolidation and we should be regarded as the primary beneficiary of our VIEs. Accordingly, we consolidate our VIEs and their financial results in our consolidated financial statements in accordance with U.S. GAAP. The material terms of each set of contractual arrangements among us, our PRC subsidiaries and our VIEs and their respective shareholders are substantially similar. A summary of certain key terms is set out below:

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

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.”

Contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs in enforcing the terms of these arrangements. For example, if we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we are required to rely on the performance by the VIEs and shareholders of the VIEs of their obligations under these arrangements to exercise control over the VIEs and their subsidiaries. Although we have the right to replace any shareholder of each VIE under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts arises and remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC laws, arbitration, litigation and other legal proceedings. Our contractual arrangements have not been tested in a court of law in China, and, as there are very few precedents and little formal guidance on how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws, there remain significant uncertainties regarding the ultimate outcome of such proceedings should they become necessary. See “—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with each VIE and its shareholders for a major portion of our business operations, which may not be as effective as direct ownership in providing operational control and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements,” and “—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under the contractual arrangements we have with them would materially and adversely affect our business, financial condition, and results of operations.”

There are also substantial uncertainties regarding potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws or regulations, or if these laws or regulations or their interpretations change in the future, we could be forced to relinquish our interests in those operations, which may result in our VIEs being deconsolidated. As a consequence, our operations and financial performance may be materially and adversely affected and our ADSs may significantly decline in value or become worthless. See “—D. Risk Factors—Risks Related to Our Corporate Structure—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the commercial arrangements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could significantly affect the enforceability of these contractual arrangements and, consequently, significantly affect the financial condition and results of operations of 9F Inc. If the PRC government finds such commercial arrangements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs and may lose the ability to consolidate their financial information.”

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

The following table describes transfers among us, our subsidiaries and the VIEs made during the periods presented:

Year Ended December 31, 2022(2)
(RMB in millions)
Capital contributions from us to our offshore subsidiaries(1)	nil
Loans from us to our offshore subsidiaries	nil
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	nil
Loans from us or our offshore subsidiaries to PRC subsidiaries	nil
Loans from our subsidiaries to the VIEs, net	nil
Other amounts paid by our subsidiaries to the VIEs	nil
Other amounts paid by VIEs and their subsidiaries to our subsidiaries	9.17

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.

(2)	During the fiscal year ended December 31, 2022, certain of our offshore subsidiaries incurred certain amounts payables to certain of our PRC subsidiaries in the amount of RMB10.9 million for expenses and RMB4.5 million for technology service fees, no payment for which was actually made.

Furthermore, as of the date of this annual report, (i) 9F Inc., our subsidiaries, and our VIEs have not declared or paid dividends or made any distributions, (ii) 9F Inc., our subsidiaries, and our VIEs intend to distribute earnings or settle amounts owed under the VIE agreements in the near future in line with our past practices. Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under the Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. See “—D. Risk Factors—Risks Related to Our American Depositary Shares—Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.”

The following discussions illustrate taxes we would hypothetically be required to pay in China, assuming that: (i) we have taxable earnings, and (ii) we decide to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of VIE agreements, our VIEs are required to pay for services provided by our subsidiaries. These fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis, as filing of consolidated tax returns is not allowed under PRC law. The fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and should be tax neutral unless any of our VIEs or PRC subsidiaries qualifies for preferential income tax rates.

(3)	Certain of our subsidiaries and VIEs qualify for preferential income tax rates (15% or 20%) in China. However, such rates are subject to qualification, are temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be applied.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of each VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure among these entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible for PRC tax purposes for our VIEs while generating taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 51% of the pre-tax income. Our management believes that the possibility of this scenario occurring is remote.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary funds. These reserve funds and discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions or payments to us. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including our PRC subsidiaries, for our cash and financing requirements. However, our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements described above. See “—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Permission Required from the PRC Authorities with respect to the Operations of our VIEs and PRC Subsidiaries

We conduct our business in China through our PRC subsidiaries, our VIEs and subsidiaries of our VIEs. Each of our PRC subsidiaries, our VIEs and subsidiaries of our VIEs is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation, or the SAMR, and its local counterparts. Some of our VIEs and their subsidiaries are additionally required to obtain, and have obtained, an array of operating licenses and permits in connection with their operations, including but not limited to (i) value-added telecommunication business operation licenses for the provision of “internet information services” held by Jiufu Shuke, Yi Qi Mai, Beiijng Jiufu Puhui Information Technology Co., Ltd. (“Jiufu Puhui”) and three other subsidiaries of our VIEs (including Shenzhen Best Quality Mall Science and Trading Co., Ltd. (“Best Quality Mall”), Beijing Muyu Technology Development Co., Ltd. and Beijing Juhuixuan Technology Co., Ltd. (“Beijing Juhuixuan”), (ii) value-added telecommunication business operation licenses for the provision of “online data processing and transaction processing services” held by Yi Qi Mai, Best Quality Mall, and Beijing Juhuixuan, (iii) food operation licenses held by Yi Qi Mai, Beijing Lirongxing Trading Co., Ltd. (“Beijing Lirongxing”), Best Quality Mall, Beijing Juhuixuan and Guizhou Diaogong Liquor Co., Ltd., (iv) insurance brokerage license held by Jiuhang Insurance Brokers Co., Ltd., (v) financing guarantee organization business permit held by Xiamen Fucheng Financing Guarantee Co., Ltd., (vi) permit for the production and operation of radio and TV programs held by Beijing Juhuixuan, (vii) qualification certificate for internet drug information service held by Beijing Juhuixuan, and (viii) publication business operating license held by Beijing Juhuixuan.

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

If (i) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any licenses or permits for providing securities brokerage business in China. If some of our activities in China are considered by relevant authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected,” “—D. Risk Factors—Risks Relating to Our Business and Industry—Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries may have a significant impact on our business model,” “—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to extensive regulatory requirements with respect to our business operations in Hong Kong and Southeast Asian countries, any non-compliance with which, or changes in these regulatory requirements, may affect our business operations and financial results,” “—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless,” and “—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

However, there remain uncertainties as to the implementation and interpretation of existing laws and regulations by PRC authorities as well as future legislative initiatives in China. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions stressed the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to address risks and incidents of China-based companies that are listed overseas, cybersecurity issues, data privacy protection requirements and other similar matters. Recently, on February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and supporting guidelines, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The Trial Measures further provide that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filing with the CSRC. Specifically, the filing for a follow-on offering by an issuer conducted in the same overseas market where it has previously offered or listed securities should be submitted to the CSRC within three business days after the completion of such follow-on offering. The filing for subsequent securities offerings and listings of an issuer in overseas markets other than where it has previously offered and listed securities should be submitted to the CSRC within three business days after the filing of such issuer’s listing application overseas. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; (iii) change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the issuer. If a PRC company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly responsible persons may also be subject to administrative penalties, such as warnings and fines. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations Related to Our Business Operation in China—Regulations Related to M&A Rules and Overseas Listings.” However, since the Trial Measures was newly promulgated, the interpretation, application and enforcement of Trial Measures remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any of our future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not participate in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. As indicated by the official, indirect overseas listing of and offerings by PRC companies shall be regulated by the overseas listing rules, a draft of which was then issued by the CSRC for public comments, after it takes effect. As the Trial Measures which applies to indirect overseas listing of and offerings by PRC companies became effective on March 31, 2023, there are uncertainties as to how indirect overseas listings or offerings of PRC companies conducting prohibited businesses will be regulated under the Trial Measures and the Negative List.

On February 24, 2023, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Rules, which came into effect on March 31, 2023, and upon becoming effective, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. The Confidentiality and Archives Rules expressly expands its application to both direct and indirect overseas offerings and listings and requires PRC domestic companies conducting overseas offerings and listings, as well as their securities companies and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Confidentiality and Archives Rules, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any securities company, securities service provider, or regulators of a foreign jurisdiction, any materials that contains state secrets or work secrets of state government agencies, or any materials that, if divulged, would jeopardize national security or the public interest, such domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Confidentiality and Archives Rules also mandates that all working paper and other files produced in China by securities companies and securities service providers in the course of the overseas offerings and listings must be stored in China and must not be transmitted outside China without the approval of the competent PRC authorities. The Confidentiality and Archives Rules also alters procedures regarding the inspections of PRC domestic companies listing overseas and their securities companies and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, it removes the requirements that such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Confidentiality and Archives Rules, foreign regulators should carry out activities relating to investigation, evidence collection and inspection through cross-border cooperation mechanisms. Further, PRC domestic companies, securities companies and securities service providers should obtain approvals from the CSRC or other relevant PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any materials to them.

In addition, on December 28, 2021, the Cyberspace Administration of China, or the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Review Measures, which became effective and replaced the previous Measures for Cybersecurity Review on February 15, 2022. According to the Review Measures, if a “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Furthermore, the CAC released the Regulations on Network Data Security Management (draft for public comments), or the draft Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department by January 31 of the following year. If the draft Regulations on Network Data Security Management is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities with respect to our previous and future offerings (including our initial public offering completed in 2019), as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Overall, the PRC government’s oversight and control over offerings conducted overseas in relation to securities of, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our Company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless. For more detailed information, see “—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our previous and future securities offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to our offerings, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”

More generally, as a major part of our operations in China is conducted by our PRC subsidiaries, our VIEs and subsidiaries of our VIEs, the PRC government has significant authority to regulate or intervene in our PRC operations at any time. We are also subject to risks associated with the rapidly evolving PRC legal system and possible changes in PRC laws, regulations, and rules which may occur quickly with little or no advance notice. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance efforts. The Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the draft Regulations on Network Data Security Management published by the CAC for public comments in November 2021, could potentially expose us to additional restrictions and requirements, including requirements for the clearance of cybersecurity review. Given the novelty of some of the applicable PRC rules and regulations and the fact that others remain in draft forms, there are and will continue to be substantial uncertainties with respect to their interpretation and implementation. If the clearance of cybersecurity review or the completion of any other procedures or actions is required of us, we cannot assure you that we can comply with such requirements timely or at all. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our Company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong because of a position taken by one or more authorities in China or in Hong Kong, respectively (the “PCAOB Determination”). Our auditor was not subject to the PCAOB Determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in a given jurisdiction. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors —Risks Relating to Doing Business in China —Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We operate in emerging and evolving industries, and our operations and products have been and may need to be modified in responding to the latest market trends, which makes it difficult to evaluate our future prospects.

The industries we are operating in and we are expanding into are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in and we are expanding into is also evolving and may remain uncertain for the foreseeable future. For example, our VIE ceased the operation of its online lending information intermediary platform, Jiufu Puhui, partially because the developments in the overall online lending information intermediary industry. In addition, there are few established players with business models similar to ours in these industries. Potential users and partners we collaborate with may not be familiar with the industries we are operating in or are expanding into, and may not fully appreciate the value we add and may have difficulty distinguishing our products and services from those of our competitors.

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

In addition, in connection with the introduction of new products and services or in response to general economic conditions, the performance of our existing businesses may be impacted by changes to the policies and qualifications made by us or our partners that are applicable to our existing products and services. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in these developing and rapidly evolving markets. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;

●	expand the base of our users and partners we collaborate with;

●	improve our operational efficiency;

●	continue to scale our technology infrastructure to support the expected growth of our business;

●	broaden our product and service offerings;

●	operate without being adversely affected by the negative publicity about the industries in general and our Company in particular, if any;

●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platforms;

●	attract, retain and motivate talented employees to support our expected business growth;

●	navigate economic conditions and fluctuations;

●	seek new business opportunities for future growth; and

●	defend ourselves in litigation, and against regulatory, intellectual property, privacy, product quality or other claims.

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

We ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on our VIE’s online lending information intermediary platform, Jiufu Puhui. We have entered into collaboration arrangements with certain licensed asset management companies, pursuant to which the investors’ rights to existing loans have been transferred to those companies, with relevant repayment of the principal and investment income, as applicable, in relation to the fixed income products expected to be made by such asset management companies to the investors within 36 months in ways chosen by investors subject to terms and on the conditions set forth in the platform notice to the investors. As of December 31, 2022, settlement with a vast majority of the investors had been reached. After the change of business operations, Jiufu Puhui no longer provides loan facilitation services, and licensed asset management companies and other third-party service providers will continue to provide existing investors with services in relation to the return of their remaining investment in the loans.

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

We incurred net losses of RMB2,251.2 million, RMB233.7 million and RMB594.9 million (US$86.3 million) in 2020, 2021 and 2022, respectively. The net cash used in operating activities was RMB1,744.6 million and RMB229.7 million in 2020 and 2021, respectively, and the net cash provided by operating activities was RMB63.3 million (US$9.2 million) in 2022.

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

Pursuant to applicable PRC laws and regulations, no entity or individual shall engage in the securities business without the approval of the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies.” We do not hold any licenses or permits in relation to the provision of securities brokerage business in China. A significant portion of our technology, research and development, management, supporting and other teams are based in China and a large number of our users are PRC residents. As of the date of this annual report, we have not received any inquiry, examination or investigation relating to our stock investment services from regulatory authorities in China.

According to the Administrative Measures on Securities Brokerage Business promulgated by the CSRC on January 13, 2023, or the Measures on Securities Brokerage Business, which became effective on February 28, 2023, an overseas securities business entity violating Article 95 of the Regulations on Supervision and Administration of Securities Firms, directly or through its affiliates conducting activities such as opening account, marketing and other activities of overseas securities trading services within the PRC, shall be penalized according to the PRC Securities Law. According to Article 202 of the PRC Securities Law, any person who violates the provisions of Article 118 or the first paragraph or fourth paragraph of Article 120 (which prohibits establishing a securities company without due approval, operating securities business illegally or carrying out securities business activities in the name of a securities company without approval) shall be subject to correction orders, confiscation of illegal income and the imposition of a fine ranging from one time to ten times the amount of illegal income; where there is no illegal income or the amount of illegal income is less than RMB1 million, a fine ranging from RMB1 million to RMB10 million shall be imposed. The directly accountable person(s) in charge and other directly accountable personnel shall be reprimanded and subject to a fine ranging from RMB200,000 to RMB2 million. In addition, we noted that the CSRC posted an announcement on December 30, 2022 relating to the cross-border operations by Futu Holdings Limited (“FUTU”) and UP Fintech Holding Limited (“TIGR”) in mainland China. The announcement claimed that the cross-border securities business conducted by FUTU and TIGR to investors based in mainland China without the approval of the CSRC has constituted illegal securities business and shall be rectified. According to the announcement, CSRC will require FUTU and TIGR to stop soliciting mainland China investors, developing new mainland China customers or opening new accounts for mainland China customers, and will allow existing mainland China customers to continue trading through the offshore brokers so long as no new funds shall be transferred to accounts of these customer via channels in violation of PRC foreign exchange regulations. We aim to establish a new type of internet-based securities investment platform that offers convenient and effective global asset allocation services, especially offshore securities investment services, to individual investors so as to connect them with Hong Kong and U.S. stock markets. See “Item 4. Information on the Company—B. Business Overview—Our Current Business and Services—Wealth Management Services—Internet Securities Services.” We will proactively seek guidance from and cooperate with relevant regulatory bodies, including the CSRC, and timely take necessary measures to modify and enhance our business operation to be in compliance with the current applicable PRC laws and regulations related to securities business in mainland China. However, we cannot assure you that we will not be deemed as operating securities brokerage business in mainland China as significant portion of our clients are Chinese nationals. If some of our activities in mainland China or our provision of services to our client base in mainland China were suspended, modified or punished as required by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services, futures business and/or any other regulated services and activities in mainland China or any new PRC laws and regulations are enacted to impose license requirements on us with respect to our activities in mainland China and/or our provision of services to our client base in mainland China, we will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our securities business-related operations or activities in mainland China, and temporary suspension or removal of our securities business-related websites, desktop devices and mobile application in mainland China, which, individually or taken as a whole, may have a material adverse effect on our ability to continue providing services to PRC-based clients and operating within mainland China. If we were to become subject to any of the above-mentioned regulatory actions and penalties or we would not be able to obtain the license or permit which may be imposed by any new PRC laws or regulations in a timely manner or at all, our client base in mainland China and revenue attributable to such clients in relation to our securities business could be materially and adversely affected, resulting in a material adverse change to our business, financial condition, results of operations and prospects.

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

In addition, the PRC government imposes controls on the conversion of Renminbi into foreign currencies and, in certain cases, currency remittance out of China. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. Under the current regulatory framework, Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only, such as tourism and education purposes, and Chinese nationals can only engage in offshore investments under capital items through specified methods such as through Qualified Domestic Institutional Investors. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Foreign Exchange.” If the government further tightens the amount of currency exchange allowed for Chinese nationals, increases the control over remittance of currency out of the PRC, and/or specifically prohibits any exchanges for securities-related investment, the trading activities of Chinese nationals on our platform could be restricted, which would significantly reduce the trading volume on our platform. As our revenues from brokerage commission income depends heavily on the total trading volume facilitated by our internet securities investment platform, the occurrence of any of the abovementioned regulatory changes may have a material and adverse impact on our brokerage and wealth management business and in turn our business, financial condition, results of operations and prospects overall.

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

In addition, to continue to operate and expand our services internationally, we may be required to comply with the regulatory regime of each jurisdiction where we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements across different jurisdictions, which again can often be ambiguous, may limit our ability to continue our existing multinational operations or to further expand our business internationally. For example, we face significant legal uncertainties as to whether the CSRC would require us to obtain certain licenses or permits relating to our activities in China given the fact that most of our technology, customer services and administrative teams are based in China, or whether the CSRC would view our current or previous business operations in China as non-compliant with the relevant regulatory regime. See also “—We do not hold any licenses or permits for providing securities brokerage business in China. If some of our activities in China are considered by relevant authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.” We could be subject to disciplinary or other actions in the future due to alleged or deemed non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our business, financial condition and results of operations may continue to be materially and adversely affected by the effects of the COVID-19 pandemic.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures in response to the pandemic, including the adoption of modified operating hours, restrictions on the number of on-site employees, remote working arrangements and more stringent workplace sanitation measures. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, as a result of the slowdown in consumer activities and the fluctuation of the stock markets, the demand for our services or services of our partners has in turn been reduced. The other effects include the temporary closure of our offices, quarantine of certain of our employees and restrictions on our employees’ ability to travel. These events have materially and adversely affected our business operations, financial conditions and results of operations since 2020.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as the economic uncertainty and slowdown of consumer activities may continue to reduce the demand for our services or services of our partners. Our customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

In addition, we have and will continue to explore business opportunities in Southeast Asian countries. COVID-19 has caused and may continue to cause disruptions to the economic development in this region, which could negatively affect our future development in this region. Furthermore, during the ongoing global COVID-19 pandemic, the capital markets are experiencing pronounced volatility, which may adversely affect investor’s confidence and, in turn may affect, the market price of our ADSs.

We cannot guarantee the profitability of investments made through our platform and our business and reputation may be harmed by events beyond our control.

As a provider of securities brokerage services, wealth management services and investment banking services, we cannot guarantee the profitability of investments made through our platform. The profitability of our clients’ investments as well as our business, results of operations and reputation are directly affected by elements beyond our control, such as economic and political conditions, changes in the volatility in financial markets, significant increases in the volatility or trading volume of particular securities, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions remain uncertain.

The global spread of COVID-19 in a significant number of countries around the world and the past traveling restrictions due to COVID-19 have resulted in, and may continue to intensify global economic distress, and the extent to which it may affect our business and results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

Unfavorable financial markets and economic conditions in Asia and elsewhere in the world could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations.

The recent geo-political uncertainties may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of the ADSs to be adversely affected.

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

We anticipate that we will continue to leverage relationships with existing partners to grow our business while pursuing new relationships with additional partners. For example, our success depends in part on our ability to provide our partners with desirable and competitive technology empowerment services that capture both the core demand of our partners and the development trajectory of the industries they operate in. If we fail to cater to our partners’ evolving needs, or fail to offer competitive services in a timely manner in response to growing competition, we may not be able to retain our partners or to expand our partnership network, and as a result our results of operations will be negatively and materially impacted.

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

Our E-commerce business is currently offered through third party e-commerce platforms and covers seven major categories of merchandise. We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we or our suppliers or third party e-commerce platforms we cooperated were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the Consumer Protection Law, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from merchants or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our E-commerce business.

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

We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new users and partners. The successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the popularity of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. In 2020, 2021 and 2022, our sales and marketing expenses were RMB340.8 million, RMB165.5 million and RMB62.2 million (US$9.0 million), respectively. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

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

Our platform collects, stores, processes and uses certain personal information and other sensitive data from our users and partners. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly being governed by legislation and regulations in mainland China, Hong Kong and elsewhere. The regulatory framework and enforcement regime regarding cybersecurity, information security, privacy and data protection have been constantly evolving in mainland China, Hong Kong and worldwide and are likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in mainland China, Hong Kong and elsewhere in the world where we have business operations or are expanding into, require changes in business practices or privacy policies, or if the relevant governmental authorities in mainland China, Hong Kong and elsewhere in the world where we have business operations or are expanding into, interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Cyber Security Law, critical information infrastructures operators, or CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national security shall be subject to national cybersecurity review. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022 and replaced the previous version published on April 13, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. According to the Review Measures, critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the relevant regulatory authorities are still authorized to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affect or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. On July 30, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures,” or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservation, finance, public services, e-government, national defense related science and technology industries, as well as those which may seriously endanger national security, the national economy and citizens’ livelihoods and public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating rules for the identification of CII with reference to factors set forth in the provisions, and should further arrange for CII identification to be conducted in certain industries and fields in accordance with such rules. The relevant authorities shall also notify operators who are being identified as CIIOs. However, as these provisions were newly issued and the governmental authorities may further enact detailed rules or explanations with respect to the interpretation and implementation of such provisions, including rules on identifying CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs. If we provide or are deemed to provide network products and services to CIIOs, or if we are deemed to be a CIIO, we would be required to follow the relevant cybersecurity review procedures and be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. During such review, we may be required to suspend new user registration in China and/or experience other disruptions to our operations. Such review, if undertaken, could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. Furthermore, if we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of CII, including the obligation to set up a special security administration department and to conduct security background reviews on persons in charge of such department or holding other key positions in such department. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft Regulations on Network Data Security Management require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. If the draft Regulations on Network Data Security Management is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. Pending the finalization and adoption of these draft measures and regulations, it remains to be seen whether any material changes will be made to the current draft and in what form the measures and regulations will eventually be enacted.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their application for the security assessment and focus on assessing risks that may be brought about by the cross-border data transfer to national security, public interests, or the lawful rights and interests of individuals or organizations. On December 16, 2022, the National Information Security Standardization Technical Committee issued the Practical Guidance on Cybersecurity Standard—the Regulations on Safety Verification in Cross-border Personal Information Processing, which stipulates personal information protection obligations of personal information processor and foreign recipient. Since all the aforementioned laws and regulations are new, there are uncertainties as to their interpretation and application, especially in relation to their applicability and requirements for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China, including the information collection activities conducted by our offshore subsidiaries outside mainland China. While we do not believe the pre-approval requirements for any cross-border data transfer will apply to the way we currently collect information from persons within China, if regulatory bodies deem our current data collection model as a cross-border data transfer, we will be subject to the relevant requirements.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial), or the Data Security Measures in the IT Field, which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. Data handlers in the field of industry and informatization shall file their catalogues of important data and core data with the local industrial regulatory authorities for record, shall follow the principles of legality and legitimacy in collecting data and shall not steal or collect data by other illegal means. We face uncertainties as to whether any of our data will be classified as “important” or “core” data and, if so classified, whether any such data can be shared with our overseas subsidiaries.

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

For comprehensive discussions on the aforementioned laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Cybersecurity, Data Security and Privacy Protection.”

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

The PRC government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In addition to our website, we also offer our products and services through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was latest amended on June 14, 2022 and became effective on August 1, 2022. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Value-added Telecommunication Services—Regulations related to mobile internet applications information services.” At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. See “Item 4. Information on the Company—B. Business Overview—Regulation —Regulations Related to Our Business Operation in China—Regulations Related to Cybersecurity, Data Security and Privacy Protection.” We have implemented internal control procedures to screen the information and content on our websites and mobile applications to ensure their compliance with the APP Provisions and CAC Order No. 5. However, we cannot assure you that all information or content displayed on, retrieved from or linked to our websites and mobile applications complies with the requirements of PRC laws and regulations at all times. If our websites or mobile applications were found to be violating PRC laws and regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

We may not make any investments or acquisitions, and our future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs and may not otherwise result in the intended benefits. For example, in 2019, we made prepayments to acquire the equity interest in Hubei Consumer Finance Company, and completed the acquisition of a 24.47% equity interest in Hubei Consumer Finance Company in 2020. There is no assurance that these new investments or acquisitions will prove to be successful and we are subject to government rules and regulations which are evolving and subject to uncertainty. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our planned expansion in international markets and our existing operations in international markets could fail, reduce operating results and expose us to increased risks associated with different market dynamics and competition in the international markets.

We may face many new obstacles in our planned expansion in international markets and our existing operations in international markets. For example, we started to offer offshore stock investments and insurance brokerage services in Hong Kong in 2016. We have and will continue to explore business opportunities internationally including in Southeast Asian countries. These markets are untested for our products and services, and we face risks in expanding our businesses internationally or operating in our existing international markets, which include economic, regulatory, legal and political risks inherent in conducting businesses internationally and undertaking operations and sales in other jurisdictions, including challenges caused by physical distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. For example, the COVID-19 pandemic has caused significant disruptions to the economic development in Southeast Asian countries, which could negatively affect our business operation and future development in this region. See “—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may continue to be materially and adversely affected by the effects of the COVID-19 pandemic.” Not all of our attempts to expand our business internationally will succeed and we will continue to evaluate our business plans and strategies in this regard.

We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our products and services or other factors. Developing product recognition internationally is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not successful in our existing or target international markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business, results of operations and profitability. In this connection, we started to offer international stock investments and insurance brokerage services in Hong Kong in 2016. We are a licensed corporation and registered with the Securities and Futures Commission of Hong Kong, or the SFC, to carry out Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO. There are already established players in these industries. These entities are in direct competition with us and include not only multi-national financial institutions but also local firms. Our directors believe that competition in the industry rests on (i) the quality of services and advice provided to clients; (ii) the expertise and reputation of the licensed corporation; and (iii) business network and connections of the licensed corporation. There is no assurance that we will be able to uphold or expand our competitive strengths. Any intensified competition may result in our loss of market share, and could materially harm our business, results of operations and profitability.

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

In addition, our operations in Southeast Asian countries are subject to licensing and other regulatory requirements, the compliance of which will incur additional costs. For example, our Indonesian joint venture company obtained Multi-Finance license from the Financial Services Authority (Otoritas Jasa Keuangan), or OJK. However, we cannot assure you that we can successfully maintain such licenses or continue to obtain licenses necessary to satisfy the needs of our business operations in those countries. If we fail to maintain our current licenses or cannot obtain new licenses as required, our business operations and developments in Southeast Asian countries may be negatively impacted, having an adverse impact on our results of operations and financial condition.

We have granted share options, and may continue to grant share options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses.

As of March 31, 2023, options to purchase a total of 8,302,019 Class A ordinary shares of our Company were granted to our management and employees and are outstanding. We recorded RMB290.6 million, RMB52.3 million and RMB5.5 million (US$0.8 million) in 2020, 2021 and 2022, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to obtain additional capital on favorable terms or at all.

We anticipate that our current cash will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months from the date of this annual report. However, we need to make continued investments in facilities, hardware, software, technology systems and to retain talent to remain competitive. Due to the unpredictable nature of the capital markets and the industries we are operating in, we cannot assure you that we will be able to borrow or raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience poor operating results. If adequate loans and/or capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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

Furthermore, we started to offer international stock investments and insurance brokerage services in Hong Kong in 2016. Under the licensing requirements of the SFO, our licensed corporations, Metaverse Securities Limited, Meta Futures Limited and Lion Global Financial Limited, are required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As of March 31, 2023, we have six responsible officers to supervise Type 1 (dealing in securities) activities, three responsible officers to supervise Type 2 (dealing in future contracts) activities, six responsible officers for Type 4 (advising on securities), five responsible officers for Type 9 (asset management) activities, and three responsible officers to supervise Type 5 (advising on futures contracts) activities under the SFO, and are in compliance with the relevant laws and regulations in Hong Kong. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their roles as responsible officers, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the relevant licensing requirements which could adversely affect our licensed corporations’ status, and our business and financial performance will be negatively impacted.

In addition, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in mainland China and Hong Kong or we may be unable to enforce them at all.

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

Our right to and use of some properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

We maintain offices and branch offices in China as well as in regions outside China for our operations. As of the date of this annual report, we lease properties underlying most of our offices and branch offices and we own a building of approximately 2,486 square meters in Xinjiang, China. A building of approximately 1,707 square meters is also available to be used by us in Beijing, China as office premises.

The lessors of some of our leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines of up to RMB10,000 (US$1,450) per unit leasehold. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We have applied for the ownership certificate for the property underlying the 1,707 square meters of office space available to us in Beijing, China and the application is currently being processed. There is however no certainty that we will be able to obtain such ownership certificate or that the conditions for the issuance of the ownership certificate or the terms thereof will not be burdensome to us.

If any of the foregoing occurs, we may experience interruptions to our business operations and our business, financial condition and results of operations may be materially and adversely affected.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided various tax incentives to our subsidiaries, VIEs and their respective subsidiaries. These incentives include reduced enterprise income tax rates and exemptions from enterprise income tax. For example, under the relevant PRC tax laws, the statutory enterprise income tax rate is 25%. However, the income tax rate of an enterprise that has been determined to be a “high and new technology enterprise” can be reduced to a favorable rate of 15%. In addition, the income tax rate of enterprises of encouraged industries in certain regions or enterprises qualified as “small enterprises with low profits” can be reduced to a favorable rate of 20%. Several of our subsidiaries, VIEs and their respective subsidiaries are either subject to the favorable income tax rate of 15%, 20% or have been exempted from the enterprise income tax for a certain period. For details, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.” Any increase in the enterprise income tax rate applicable to our subsidiaries, VIEs and their respective subsidiaries, or any discontinuation or retroactive or future reduction of any of the favorable tax treatments currently enjoyed by our subsidiaries, VIEs and their respective subsidiaries, could materially and adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of the provision for income taxes. Furthermore, competent PRC tax authorities may conduct tax audits on our subsidiaries, VIEs and their respective subsidiaries, and may also challenge our calculation of our tax liabilities. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. Other three material weaknesses that have been identified related to the lack of timely and appropriate detailed account analysis and related account reconciliation in the Company’s closing process, and the lack of documentation in support of the Company’s key process flows and related key internal control policies and procedures as well as documentation of the Company’s critical accounting estimates and the procedures it has completed to ensure compliance with U.S. GAAP, the lack of proper documentation in support of certain accounting transactions and for the facilitation of audit process, and the lack of proper documentation in support of the Company’s investment values and impairment analysis. The last material weakness that has been identified was related to the lack of timely and appropriate analysis of certain material accounts requiring significant adjustments at the period end during the course of the corresponding accounting period. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses. See “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weaknesses.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

We are a Cayman Islands exempted company and our WFOEs are considered foreign invested enterprises. Our WFOEs (being our wholly foreign-owned PRC subsidiaries) are currently not eligible to apply for the required licenses for providing value-added telecommunication services that foreign ownership and investment is restricted in China. The online services offered by our VIEs in China would constitute a type of value-added telecommunication service that foreign ownership and investment is restricted and therefore these services are provided through our VIEs and their subsidiaries to ensure compliance with the relevant PRC laws and regulations. We entered into a series of contractual arrangements with certain of our WFOEs, each of Jiufu Shuke, Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, and the shareholders of each of such VIEs to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.” As a result of these contractual arrangements, we exert control over our VIEs and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Although the structure that we have adopted is consistent with longstanding industry practices and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. Our VIEs and their subsidiaries hold licenses, approvals, and key assets that are essential for the operations of certain of our businesses. 9F Inc. does not have any equity interest in our VIEs. Therefore, investors in our ADSs are not acquiring any equity interest in our VIEs and their subsidiaries in China but instead are acquiring interest in our Cayman Islands holding company.

In the opinion of our PRC counsel, Han Kun Law Offices, subject to the risks disclosed in “—Risks Related to Our Corporate Structure,” our current ownership structure, the ownership structure of our VIEs and their subsidiaries, and the contractual arrangements among certain of our PRC subsidiaries, our VIEs and the shareholders of our VIEs are not in violation of any expressed and mandatory provisions of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. It is also uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted and if adopted, what they would require.

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

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we are required to rely on the performance by our VIEs and shareholders of our VIEs of their obligations under these contractual arrangements to exercise control over our VIEs and their subsidiaries. The shareholders of our VIEs may not act in the best interests of our Company and may not perform their obligations under the relevant contracts. Such risks would persist for so long as we operate our business through contractual arrangements with our VIEs and shareholders of our VIEs. Although we have the right to replace any shareholder of our VIEs under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts arises and remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC laws, arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our VIEs or shareholders of our VIEs to perform their obligations under the contractual arrangements we have with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and shareholders of our VIEs may not be as effective in ensuring our control over the relevant segments of our business operations as compared with a direct ownership.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. These arbitration provisions relate to claims arising from the contractual relationship created by the VIE agreements, rather than claims under US federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under US federal securities laws in the United States. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in Mainland China and Hong Kong—Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

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

Risks Related to Doing Business in Mainland China and Hong Kong

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

The PRC legal system is based on written statutes, and court decisions have limited precedential value. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. Since the government authorities in China have discretion in interpreting and implementing statutory and contractual terms, the interpretations and implementation of some PRC laws, regulations, and rules may be done inconsistently, subjecting the enforcement of the same to uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

In addition, the PRC government may regulate or intervene in our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, on February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, under which a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. On February 24, 2023, the CSRC released the Confidentiality and Archives Rules, under which the PRC domestic company as well as securities companies and securities service institutions providing relevant securities services for the overseas securities offering and listing by such PRC domestic company shall strictly comply with the relevant requirements on confidentiality and archives management. The enacted Review Measures in February 2022 provides that the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. These new regulations and any future related implementation rules may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our previous and future securities offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.

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

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not participate in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. As indicated by the official, indirect overseas listing of and offerings by PRC companies shall be regulated by the overseas listing rules, a draft of which was then issued by the CSRC for public comments, after it takes effect. As the Trial Measures, which applies to indirect overseas listing of and offerings by PRC companies, became effective on March 31, 2023, there are uncertainties on how indirect overseas listings or offerings of PRC companies conducting prohibited businesses will be regulated under the Trial Measures and the Negative List.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and supporting guidelines, the offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, should be filed with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The Trial Measures further provide that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filing with the CSRC. Specifically, the filing for a follow-on offering by an issuer conducted in the same overseas market where it has previously offered or listed securities should be submitted to the CSRC within three business days after the completion of such follow-on offering. The filing for subsequent securities offerings and listings of an issuer in other overseas markets than where it previously has offered and listed securities should be submitted to the CSRC within three business days after the filing of such issuer’s listing application overseas. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; (iii) change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the issuer. If a PRC company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. For more details of the Opinions and the Trial Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to M&A Rules and Overseas Listings.”

On February 24, 2023, the CSRC published the Confidentiality and Archives Rules, which came into effect on March 31, 2023, and upon becoming effective, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. The Confidentiality and Archives Rules expressly expands its application to both direct and indirect overseas offerings and listings and requires PRC domestic companies conducting overseas offerings and listings, as well as their securities companies and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Confidentiality and Archives Rules, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any securities company, securities service provider, or regulator of a foreign jurisdiction, any materials that contain state secrets or the work secrets of state governmental agencies, or any materials that, if divulged, would jeopardize national security or the public interest, such domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Confidentiality and Archives Rules also mandates that all working paper and other files produced in China by securities companies and securities service providers in the course of the overseas offerings and listings must be stored in China and must not be transmitted outside China without the approval of the competent PRC authorities. The Confidentiality and Archives Rules also alters procedures for the inspections of PRC domestic companies listing overseas and their securities companies and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, it removes the requirements that such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Confidentiality and Archives Rules, foreign regulators should carry out activities relating to investigation, evidence collection and inspection, through cross-border cooperation mechanisms. Further, PRC domestic companies, securities companies and securities service providers should obtain approvals from the CSRC or other relevant PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any material to them.

Given the novelty of the Negative List, Trial Measures and the Confidentiality and Archives Rules, there remain substantial uncertainties as to what requirements, including filing and archiving management requirements, will be imposed on a PRC company with respect to our future listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard.

In addition, on December 28, 2021, the CAC and several other governmental agencies jointly issued the revised Measures for Cybersecurity Review, or the Review Measures, which became effective and replaced the previous Measures for Cybersecurity Review on February 15, 2022. According to the Review Measures, if a “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which provide that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.

If it is determined in the future that approval from or filing with CSRC, CAC or other governmental agencies are required for our future listing and offerings overseas, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek required governmental authorization in respect of the same. These governmental authorities may impose fines, restrictions and penalties on our operations in China, such as suspension of our apps, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

In addition, if CSRC or other governmental authorities subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations or other kinds of authorizations for our previous listing and offerings, we cannot assure you that we will be able to obtain such approvals or authorizations, or to complete the required procedures (including filing procedures) or other requirements in a timely manner, or at all, or to obtain any waiver of the aforesaid regulatory requirements if and when procedures are established to obtain such a waiver. All of these could have a material adverse effect on the trading price of the ADSs and could significantly limit or completely hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities.

Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor was not subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

For example, PRC regulations impose sanctions for engaging in disseminating analysis, forecasting, advisory or other information related to securities and securities markets without having obtained the securities investment consultancy qualifications in China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Securities Investment Consulting Business.” We have not obtained the securities investment consultancy qualifications in China. Without the required qualifications, we should refrain from as well as explicitly prohibit our users from sharing information related to securities analysis, forecasting or advisory on our stock investment platform. However, we cannot assure you that our users will not post articles or share videos that contain analysis, forecasting or advisory content related to securities on our stock investment platform. If any of the information or content displayed on our stock investment platform is deemed as analysis, forecasting, advisory or other information related to securities or securities markets, or any of our business in the PRC is deemed to be a service providing such information, we may be subject to regulatory measures including warnings, public condemnation, suspension of relevant business and other measures in accordance with applicable laws and regulations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

In addition, we offer a suite of wealth management products to investors. In 2017, we expanded our product suite to include domestic and international investment options including stock, insurance, bank wealth management products and mutual funds. According to the Securities Investment Funds Law, any entity that engages in fund services, including but not limited to sales, investment consulting, information technology system services, shall register or file with the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Sales of Securities Investment Funds.” We do not hold any licenses or permits for the promotion of, sales of, purchase of or redemption of funds in China. We do not believe the wealth management business we are conducting now in China should be deemed as fund services in China. However, we cannot assure you that relevant regulatory authorities will take the same view as ours. If certain of our activities in China were deemed by relevant regulators as provision of fund services in China, we may be subject to penalties including imposition of fines and suspension of such fund sales business.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs and their shareholders in a manner that would materially and adversely affect their ability to make their required distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that 9F Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then 9F Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, and dividends we pay may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains or dividends are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding Company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on SAT Circular 81, if the relevant PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or SAT Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to 9F HK, our Hong Kong subsidiary.

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

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. According to the PRC Anti-monopoly Law, which was released on August 30, 2007, last amended on June 24, 2022 and took effective from August 1, 2022, business operators holding dominant market positions shall not abuse such position to restrict trading counterparts to transact only with such business operators or only with designated business operators without a justifiable reason. Where a business operator has violated the PRC Anti-monopoly Law by abusing its dominant market position, the anti-monopoly enforcement agency shall order the business operator to stop the illegal act and confiscate the illegal income; and a fine of 1% to 10% of the business operator’s revenue from the preceding year shall be imposed. In addition, the latest amended PRC Anti-monopoly Law raises the maximum fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operators has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. The relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. We may have to expend higher cost and more time evaluating and managing these risks and challenges in connection with our products and services as well as our investments. As of the date of this annual report, we had not been subject to any administrative penalties, regulatory actions or inquiries in connection with anti-monopoly.

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

Mr. Lei Sun, the chairman of our board of directors, beneficially owns an aggregate of 64,433,465 ordinary shares, representing in aggregate 62.0% of our total voting power as of the date of this annual report. Consequently, Mr. Sun will be able to significantly influence matters requiring shareholders’ approval such as electing directors and approving material mergers, acquisitions or other business combination transactions. The dual-class share structure will also allow Mr. Sun to have significant influence on requisition of an extraordinary general meeting of shareholders and quorum required for a general meeting of shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—General Meetings of Shareholders and Shareholder Proposals” for details. Mr. Sun may take actions that are not in the best interest of us or our other shareholders. This concentration of voting power and the restriction on transfer of Class B ordinary shares may also discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, Mr. Sun could divert business opportunities away from us to himself or others. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct a major part of our operations in mainland China and Hong Kong. In addition, a majority of our directors and executive officers reside within China or Hong Kong, and some of the assets of these persons are located within China or Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to the securities business overseas. On February 24, 2023, the CSRC published the Confidentiality and Archives Rules, pursuant to which, the working papers and other files produced in the PRC by securities companies and securities service institutions that provide PRC domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in PRC. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on domestic companies, or relevant securities companies or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The domestic companies, securities companies and securities service institutions shall obtain approvals from the CSRC or relevant PRC authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC shall provide any foreign judicial body and law enforcement body with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. In the event that the U.S. regulators carry out any investigation on us and there arises a need to conduct an investigation or collect evidence within the territory of China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in China under PRC laws. In addition, we and certain other entities and individuals, including our legal advisors, auditors and other agents, may be restricted from providing documents, materials, data and/or personal information to U.S. regulators before obtaining appropriate approvals from relevant PRC authorities. We may be subject to penalties if we or such other entities or individuals are found to have violated the foregoing restrictions. The U.S. regulators may resort to cross-border cooperation with the securities regulatory authority of China through judicial assistance, diplomatic channels or regulatory cooperation mechanisms in place involving the securities regulatory authority of China. While detailed interpretation of or implementation rules under these laws have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China, and restrictions on the provision of documents, materials, data and/or personal information by entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See also “Item 16G—Corporate Governance.”

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

Our directors and officers collectively own an aggregate of 76.1% of our total voting power as of the date of this annual report. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.” As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our interim financial results as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (as generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt out” of the provision that allow us to delay adopting new or revised financial accounting standards and, as a result, we will comply with new or revised financial accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

We currently conduct substantially all of our operations through our subsidiaries in China, Hong Kong and elsewhere, and our VIEs and their subsidiaries. We established three new VIEs, Yi Qi Mai, Zhuhai Lianyin and Shenzhen Fuyuan. The online lending platform business, which was a major part of our business, was mainly conducted by Jiufu Puhui, a wholly-owned subsidiary of Jiufu Shuke. The loan products related business was mainly conducted by Xinjiang Teyi Shuke Information Technology Co., Ltd. (“Xinjiang Shuke,” formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.), a wholly-owned subsidiary of Yi Qi Mai through Beijing Lirongxing, and Zhuhai Onecard Xiaojin Technology Co., Ltd. (“Zhuhai Xiaojin,” formerly known as Zhuhai Jiufu Xiaojin Technology Co., Ltd.), a wholly-owned subsidiary of Zhuhai Lianyin. Shuzhi Lianyin provides technical support to our operations.

We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through Metaverse Securities Limited, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in the stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through Metaverse Securities Limited. We conduct insurance brokerage business in Hong Kong through Ether Wealth Management Limited (formerly known as Fuyuan Wealth Management Limited and 9F Wealth Management Limited, successively), a company we acquired in July 2017. We also acquired Lion Global Financial Limited in March 2022, through which we plan to operate insurance brokerage business and fund sales business in Hong Kong to further diversify our business offerings. In 2022, we established Meta Futures Limited in Hong Kong via our wholly owned subsidiary, through which we plan to provide futures contracts trading services.

On August 15, 2019, our ADSs commenced trading on the Nasdaq Global Market under the symbol “JFU.” We raised from our initial public offering approximately US$57.7 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

In December 2020, as part of the effort to redirect our business focus, we ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on our online lending information intermediary platform, Jiufu Puhui. Pursuant to certain collaboration arrangements entered into by the Company and certain licensed asset management companies, the rights of investors in then existing loans underlying our fixed income products have been transferred to such companies, with relevant repayment of the principal and investment income, as applicable, in relation to the fixed income products expected to be made by such asset management companies to the investors within 36 months in ways chosen by the investors subject to terms and on conditions set forth in the platform notice to the investors. As of December 31, 2022, settlement with a vast majority of the investors had been reached. After the change of business operations, Jiufu Puhui no longer provides loan facilitation services, and licensed asset management companies and other third-party service providers will provide investors with services in relation to the return of their remaining investment in loans.

In July 2021, we entered into certain subscription agreements with two investors in relation to an investment of up to an aggregate of $59.7 million in the Company through private placements of up to 40,498,625 newly issued Class A ordinary shares, and subsequently closed the first tranche of the investment and issued a total of 20,249,313 Class A ordinary shares to the investors. In conjunction with the closing of the first tranche investment under the subscription agreement with one of the investors, or the Existing Subscription Agreement, we, such investor and a certain other investor, or the joining investor, entered into a restated and amended subscription agreement, or the Amended Agreement, which provided that in lieu of the original investor having the option to make the second tranche investment as originally contemplated under the Existing Subscription Agreement, the joining investor may invest up to $1,000,000 in our Company for newly issued Class A ordinary shares. We have closed the second tranche investment and issued 678,426 Class A ordinary shares to the joining investor.

On November 5, 2021, we entered into a service agreement with a certain service provider, pursuant to which such provider will provide us with certain consulting and marketing services as well as user management services with respect to certain of our users in exchange for the issuance of certain service provider warrants, under which a maximum amount of 44,788,667 Class A ordinary shares can be issued. The terms and conditions applicable to the Service Provider Warrants are further set forth in a warrant agreement entered into between us and the service provider for this purpose.

On January 3, 2023, we announced the plan to change the ratio of our ADSs to our Class A ordinary shares from the ratio of one (1) ADS to one (1) Class A ordinary share to a new ratio of one (1) ADS to twenty (20) Class A ordinary shares, which took effect on January 18, 2023.

Our principal executive offices are located at Room 1207, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Our telephone number at this address is +86 (10) 8527-6996. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Our annual reports, interim results, press release and other SEC filings can also be accessed via our investor relationship website at http://ir.9fgroup.com/.

B.	Business Overview

We are an internet securities service platform and technology company. We offer securities brokerage services for stocks traded on the U.S. and Hong Kong exchanges, wealth management services and investment banking services and connect investors with investment opportunities that come with the vast potential of China’s new consumer economy and the appreciation of global assets. Our vision is to empower young investors around the world to make investment in a new ecosystem involving “new consumption, new technology and new fortune” using our intelligent investment services. We have taken steps to incrementally implement our business plan, including, without limitation, by maintaining SFC Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) Licenses in Hong Kong through our subsidiaries, hiring new talent for the securities brokerage services, as well as making efforts to improve and fine-tune our subsidiary’s existing internet-based securities investment platform through the deployment of revolutionary technologies including artificial technologies.

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

Investing Tools-Automated

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

Investing Tools-Self-directed

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

Our Current Business and Services

Wealth Management Services

Internet Securities Services

We currently hold SFC Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) Licenses in Hong Kong through our subsidiaries, Metaverse Securities Limited, Meta Futures Limited and Lion Global Financial Limited. Benefiting from our technology capability, we aim to establish a new type of internet-based securities investment platform that offers convenient and effective global asset allocation services, especially offshore securities investment services, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Currently, we are offering the following services to our users through Metaverse Securities Limited, a licensed entity:

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

Fintech Business in Southeast Asia

We obtained the P2P license in Indonesia approved by OJK, and our Indonesian joint venture company has had its Multi-Finance license approved by OJK too, and we managed our licenses based on the actual needs for our business operations. In 2022, we disposed of the P2P license in Indonesia to better execute our business strategy to focus on wealth management business.

Fund Sales and Insurance Brokerage Services

We hold a Hong Kong insurance brokerage license through our subsidiary Ether Wealth Management Limited (formerly known as Fuyuan Wealth Management Limited). Ether Wealth Management has an experienced and professional wealth management team that assesses risks according to our clients’ different wealth management needs, and provides clients with tailor-made, comprehensive and practical wealth allocation planning and management solutions. Our team assists clients to increase their asset value with diversified wealth management products and services that allow flexible asset allocation. Currently we have rolled out a product portfolio that covers Life protection plans, Annuity plans, Universal life insurance, General insurance, MPF advisory services, etc., suitable for a range of financial needs of our clients at different stages of their journeys through life. We acquired whole equity interest in Lion Global Financial Limited, which holds SFC Type 1, 4 and 9 Licenses, Insurance Broker Company License and MPF Intermediary License and operates fund sales and insurance brokerage business, and we aim to build on its service offerings to further diversify our business. We also hold an insurance brokerage license through a subsidiary of one of our VIEs, Jiuxing Insurance Brokers Co., Ltd., and we hold shares in a fund sales license holder, CSJ Golden Bull (Beijing) Fund Sales Co., Ltd. (formerly known as CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd.) Relying on existing licenses, we cooperate with fund managers, asset management companies, trust companies, securities companies, insurance companies, commercial banks, policy banks and other financial institutions and service institutions to provide high-net-worth individuals, family and institutional investors wealth management and investment advisory services.

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

E-commerce Business

We rolled out online retailing services and offline B2B merchandise services in 2020, aiming to build a novel business ecosystem that delivers a finer lifestyle for our customers. Our E-commerce business is currently offered through third party e-commerce platforms and covers seven major categories of merchandise, including 3C products, beauty and skin care products, food, household appliances, and liquor and beverages. We collaborate with over 30 suppliers in China and have cumulatively offered over 40,000 products. We also provide 24x7 customer service to assist our customers.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2022, we have registered 954 trademarks with the Trademark Office of the PRC National Intellectual Property Administration, or the Trademark Office, 14 trademarks with overseas authorities, 444 software copyrights and 23 work copyrights with the PRC National Copyright Administration, 67 domain names in the PRC and 25 overseas domain names. Furthermore, we are in the process of applying for trademark registrations in other regions we operate in.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Seasonality

We may experience seasonality in our business, reflecting seasonal fluctuations in internet usage, cycles of investment opportunities and traditional personal consumption patterns. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and our results of operations could be affected by such seasonality in the future.

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

Regulations Related to Insurance Brokerage and Internet Insurance

The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, or the Insurance Law, as amended on April 24, 2015. According to the Insurance Law, the China Insurance Regulatory Commission, or the CIRC (currently known as the China Financial Regulatory Administration, or the CFRA), is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

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

On December 7, 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC (currently known as the CFRA) promulgated the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021 and supersedes the Interim Regulatory Measures for Internet Insurance Business promulgated by the CIRC on July 22, 2015. The Regulatory Measures stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services, such as providing insurance products consultation services, assisting policyholders with selecting insurance products, calculating insurance premiums, drafting insurance plans for policyholders and processing insurance application formalities. It also provides that insurance intermediaries are required to manage their marketing activities and retain records of online insurance transactions. In addition, it sets a higher standard for insurance intermediaries that conduct online insurance business to improve IT infrastructure and cybersecurity protection. Pursuant to the Regulatory Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date thereof; and (iii) complete the authentication of classified cybersecurity protection of its self-operated online platform within twelve months from the effective date of the Regulatory Measure.

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

According to the Administrative Measures for the Protection of Consumers’ Rights and Interests by Banking and Insurance Institutions issued by the CBIRC on December 26, 2022, banking and insurance institutions shall assume the primary responsibility for the protection of the legitimate rights and interests of consumers, and treat consumers in a fair, equitable and honest manner in the whole process of business operations under appropriate procedures and measures. Banking and insurance institutions shall (i) establish and improve systems and mechanisms for the protection of consumers’ rights and interests; (ii) review the protection of consumers’ rights and interests in the stages of design and development, pricing management, agreement formulation, marketing and promotion of products and services provided to consumers; and (iii) establish a traceability management mechanism for sales practices to record and preserve the sales process of products and services.

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

On December 17, 2015, the CSRC and the PBOC promulgated the Measures for the Supervision and Administration of Money Market Funds, or the Money Market Funds Measures, which became effective on February 1, 2016. Pursuant to the Money Market Funds Measures, money market fund, or MMF, refers to a fund invested in money market instruments and authorized to subscribe for and redeem fund shares on each trading day. Pursuant to the Money Market Funds Measures provides as a general rule that no person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by the CSRC. In addition, several disclosure rules must be observed during the fund sales business. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of MMFs, certain information (e.g., the providers of fund sale services, potential investment risks and the names of MMFs being sold) shall be disclosed in a conspicuous way to the investors. And for fund managers, fund sales agencies, fund sales payment institutions and internet companies which provide to investors quick redemption or other value-added services, they must fully disclose the rules of such services such as those regarding the expenses and restrictions, and shall not exaggerate the convenience of such services. Further, the fund managers, fund sales agencies and internet companies shall explicitly agree on certain terms, which include the scope of cooperation, the legal relationships, information security, client information protection, legal compliance, emergency response mechanisms, prevention of illegal securities activities, post-termination operation schemes, delinquency liabilities and the protection of investors’ rights and interests. The Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds, which was promulgated by the CSRC on August 28, 2020 and became effective on October 1, 2020, further regulates that securities companies and other institutions, subject to satisfaction of the relevant requirements, may apply for business qualification for sales of funds from the local branches of the CSRC.

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

On December 31, 2021, the PBOC and other six PRC governmental authorities issued a draft of Administration Measures for Online Marketing of Financial Products, or the Draft Administration Measures, for public comments. Pursuant to the Draft Administration Measures, any third-party platform operators who are entrusted by financial institutions to promote financial products on the Internet shall be governed by this Draft Administration Measures. The Draft Administration Measures prohibited institutions and individuals from providing online marketing services for any illegal financial activities, such as illegal fundraising, unauthorized issuance of securities or lending, and virtual currency transactions. In addition, third-party platform operators shall market the financial products in conformity with the online marketing contents which have been approved by the financial institutions and shall not change the contents arbitrarily. Without the approval from the finance regulators, no third-party platform operator shall be involved, whether directly or in any disguised form, in any sale activities of financial products, such as consulting with customers about financial products, conducting the appropriateness assessment on financial customers, entering into any sale contract, or transferring any funds.

We have taken and will continue to take proper measures to ensure compliance with applicable laws rules and regulations, including those on marketing, disclosure and information filing. We cannot assure you that our current operation model will not be deemed as operating a fund sales business in China, which may subject us to further inquiries, penalties or remedial actions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies

On December 29, 1998, the SCNPC, promulgated the Securities Law of the PRC, or the Securities Law, and most recently amended on December 28, 2019 and became effective on March 1, 2020, governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within China. No entities or individuals shall engage in securities business in the name of a securities company without the approval by the securities regulatory authority of the State Council. Offering and trading of securities outside China which disrupt the domestic market order of China and harm the legitimate rights and interests of domestic investors shall be regulated pursuant to the relevant provisions of the Securities Law.

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

On January 13, 2023, the CSRC promulgated the Administrative Measures on Securities Brokerage Business, or the Measures on Securities Brokerage Business, which became effective on February 28, 2023. The Measures on Securities Brokerage Business stipulates that the “securities brokerage business” refers to carrying out such business activities as securities trading, marketing, accepting investors’ entrustment to open accounts, processing transaction orders, and handling clearing and settlement, etc., and, except for securities companies, no entity or individual may engage in the securities brokerage business. Any overseas securities business institution violating Article 95 of the Regulations on Supervision and Administration of Securities Firms, directly or through its affiliates conducting activities such as opening account, marketing and other activities of overseas securities trading services within the PRC, shall be penalized according to the Securities Law. Article 95 of the Regulations on Supervision and Administration of Securities Firms stipulates that an overseas securities business entity that conducts securities business or establishes a representative office in mainland China shall obtain the approval of the securities regulatory authority of the State Council. The specific measures shall be formulated by the securities regulatory agency of the State Council and submitted to the State Council for approval.

According to Article 202 of the Securities Law, any person who violates the provisions of Article 118 or the first paragraph or fourth paragraph of Article 120 (which prohibits establishing a securities company without due authorization, operating securities business illegally or carrying out securities business activities in the name of a securities company without approval) shall be subject to correction orders, confiscation of illegal income and the imposition of a fine ranging from one time to ten times the amount of illegal income; where there is no illegal income or the amount of illegal income is less than RMB1 million, a fine ranging from RMB1 million to RMB10 million shall be imposed. The directly accountable person(s) in charge and other directly accountable personnel shall be reprimanded and subject to a fine ranging from RMB200,000 to RMB2 million.

We historically redirected certain of our users and clients based in mainland China to open accounts and make transactions outside mainland China, which may be considered as “engaging in the securities business within the territory of the People’s Republic of China” and an approval from State Council securities regulatory authority may be required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any licenses or permits for providing securities brokerage business in China. If some of our activities in China are considered by relevant authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.”

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

We cannot guarantee that any information or content provided on our website and mobile application in China will not be considered as engaging in the investment consulting business for providing the public with securities analysis, forecast or recommendations through the forum or broadcasting of pre-recorded videos. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

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

On October 10, 2018, the PBOC, the CIRC and the CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports, etc.

On August 12, 2022, the CSRC revised the Measures for the Implementation of Anti-Money Laundering in the Securities and Futures Sector, which reiterates that securities and futures operators shall establish sound anti-money laundering systems in accordance with the laws and report the relevant information to the CSRC and its local branches.

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

Jiufu Puhui, which previously operated our online lending information intermediary services platform, has obtained an ICP License which will remain effective until December 31, 2026. Jiufu Shuke and Yi Qi Mai, two of our variable interest entities, and other several subsidiaries of our variable interest entities, have also obtained an ICP License. Yi Qi Mai, one of our variable interest entities, and other several subsidiaries of our variable interest entities, have obtained the EDI License.

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

Regulations related to mobile internet applications information services

In addition to the Telecom Regulation and other regulations above, mobile applications are also regulated by the Administrative Provisions on Mobile Internet Applications Information, or the APP Provisions, which was promulgated by the CAC on June 28, 2016 and most recently amended by the CAC on June 14, 2022 and became effective on August 1, 2022. Pursuant to the APP Provisions, CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of mobile application information services. Pursuant to the APP Provisions, a mobile internet app refers to an app software that runs on mobile smart devices to provide users with information services, and mobile internet app providers refer to the owners or operators of mobile internet apps which provide information services. Mobile internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Mobile internet app providers shall not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Mobile internet app providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, mobile internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations.

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

Regulations related to foreign direct investment in value-added telecommunication enterprises

On January 1, 2020, the PRC Foreign Investment Law and the Implementation Regulations, came into effect and replaced the trio of existing laws regulating foreign investment in China. The PRC Foreign Investment Law and its Implementation Regulations are formulated to further expand the opening-up policy, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. The PRC Foreign Investment Law does not specify the detailed regulatory regime for VIE structures, please refer to “Item 3. Key Information - D. Risk Factors - Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulation and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation (2016 Version), promulgated by the State Council on December 11, 2001 and amended on February 6, 2016, and the Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the FITE Regulation (2016 Version), pursuant to which the foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate good track records and experience in operating a value-added telecommunication business overseas.

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

In view of these restrictions on foreign direct investment in value-added telecommunication services under which our business falls into, we have established various variable interest entities and their subsidiaries to engage in value-added telecommunication services, including operation of our websites and mobile applications. We have contractual relationships with these variable interest entities but we do not have actual ownership interests in. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Regulations Related to Food Operation

The PRC Food Safety Law, which became effective in June 2009 and most recently amended by the SCNPC in April 2021, has adopted a licensing system for food sales or catering services. According to the Administrative Measures for Food Operation Licensing, promulgated by the China Food and Drug Administration (the “CFDA”) on August 31, 2015 and amended on November 17, 2017, food operation operators shall obtain the food operation license for each business venue where they engage in food operation activities. The food operation license is valid for five years. We sell seven major categories of merchandise, including 3C products, beauty and skin care products, food, household appliances, and liquor and beverages, through third party e-commerce platforms. Certain subsidiaries of our variable interest entities engaging in food operation business have obtained food operation licenses.

Regulations Related to Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, which was promulgated by the CDFA and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. In addition, the Standing Committee further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. An ICP service operator that provides information regarding drugs or medical devices must obtain a qualification certificate for internet drug information service from the applicable provincial level administrative authority.

Beijing Juhuixuan holds a qualification certificate for internet drug information service for the provision of internet medical information services, which will remain valid until July 2025.

Regulations Related to Publication

Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated by the National Radio and Television Administration, or the NRTA, and the MOFCOM on May 31, 2016, and became effective on June 1, 2016, and the Administrative Regulations on Publication, which were promulgated by the State Council on November 29, 2020, an online trading platform that provides services for the distribution and retail of publications shall be approved by the competent publication administrative authority and obtain a publication business operating license.

Beijing Juhuixuan holds a publication business operating license for the wholesale and online sales of books, which will remain valid until April 2028.

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

Regulations Related to Cybersecurity, Data Security and Privacy Protection

We are in the process of evaluating the potential impact of the Cyber Security Law and other laws and regulations relating to cybersecurity, information security, privacy and data protection on our current business practices. We plan to further strengthen our information management and privacy protection systems to better secure the user data stored in our system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We collect, store, process and use certain personal information and other sensitive data from our users and partners and our business is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China and other jurisdictions.”

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

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revision on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The Cyber Security Law of the PRC, or the Cyber Security Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that critical information infrastructures operators, or CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the Cyber Security Law and other newly promulgated laws and regulations.

On December 28, 2021, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022 and replaced the previous version published on April 13, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. According to the Review Measures, critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review .. In addition, the relevant regulatory authorities are still authorized to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affect or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities can initiate cybersecurity reviews accordingly. Cybersecurity reviews focus on assessing the national security risks associated with relevant subjects or circumstances, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad; (vi) in connection with the listing of a company, the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to network information security; and (vii) other factors that may harm critical information infrastructure security, cyber security and/or data security.

Furthermore, on August 17, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures”, or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. However, as the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their application for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer; and (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial), or the Data Security Measures in the IT Field, which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. Data handlers in the field of industry and informatization include software and information technology service providers and other entities in the field of industry and information technology that independently determine handling purposes and handling methods in the data handling activities and data handling activities include, but are not limited to, data collection, storage, use, processing, transmission, provision and publication. According to such measures, data handlers in the field of industry and informatization shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record. Data handlers in the field of industry and informatization shall follow the principles of legality and legitimacy in collecting data and shall not steal or collect data by other illegal means. To provide data handling services which involve operation of telecommunications business, data handlers in the field of industry and informatization shall obtain a telecommunications business permit in accordance with the provisions of relevant laws and administrative regulations. We face uncertainties as to whether any of our data will be classified as “important” or “core” data and, if so classified, whether any such data can be shared with our overseas subsidiaries.

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

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the provision of the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

Regulations Related to Intellectual Property Rights

Regulations related to copyrights

The Copyright Law of the PRC (Revised in 2020), or the Copyright Law, which provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction.

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

As of December 31, 2022, we had registered 444 software copyrights and 19 patents in the PRC.

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

As of December 31, 2022, we have registered 954 trademarks in the PRC.

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

As of December 31, 2022, we have registered 67 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

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

We do not convert Renminbi into Hong Kong dollars or U.S. dollars for our clients, and require those who would like to trade securities listed on the Hong Kong Stock Exchange or any major stock exchange in the United States through our platform to inject funding into their respective trading accounts in Hong Kong in either Hong Kong dollars or U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume completed on our platform. If the government further tightens restrictions on the conversion of Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice in violation of PRC laws and regulations, our business will be materially and adversely affected.” If the government further tightens restrictions on the conversion of Renminbi to foreign currencies, including Hong Kong dollars and U.S. dollars, and/or deems our practice as in violation of PRC laws and regulations, our business will be materially and adversely affected.”

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

Regulations related to value-added tax and business tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, or the MOF, on December 25, 1993, which was subsequently amended in 2008 and 2011. Pursuant to these regulations, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay value-added tax, or VAT, and entities or individuals providing services are subject to the VAT at a rate of 6% unless otherwise provided under relevant laws and regulations. On December 30, 2022, the SCNPC promulgated the Value-added Tax Law (draft for public comments), which, upon its enactment, will replace the Provisional Regulations of the PRC on Value-added Tax.

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

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operations or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. As indicated by the official, indirect overseas listing of and offerings by PRC companies shall be regulated by the overseas listing rules, a draft of which was then issued by the CSRC for public comments, after it takes effect. As the Trial Measures, which applies to indirect overseas listing of and offerings by PRC companies, became effective on March 31, 2023, there are uncertainties on how indirect overseas listings or offerings of PRC companies conducting prohibited businesses will be regulated under the Trial Measures and the Negative List.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly responsible persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding line item in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for its listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. The Trial Measures further provide that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filing with the CSRC.

Furthermore, on February 24, 2023, the CSRC jointly with other relevant governmental authorities, promulgated the Confidentiality and Archives Rules, which came into effect on March 31, 2023, and upon becoming effective, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Rules, domestic companies, whether offering and listing securities overseas directly or indirectly, shall strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or work secrets of state governmental agencies, domestic companies shall obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies shall strictly fulfill relevant procedures stipulated by applicable laws and regulations.

Regulations Related to our Business Operations in Hong Kong

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Regulations related to our Wealth Management Services

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

As of March 31, 2023, through Metaverse Securities Limited, we have registered and maintained the following licenses from the SFC: (i) Type 1 License, effective since December 17, 2010, for conducting regulated activities related to dealing in securities; (ii)Type 4 License, effective since June 24, 2003, for conducting regulated activities related to advising on securities; (iii) Type 5 License, effective since June 24, 2003, for conducting regulated activities related to advising on futures contracts; and (iv) Type 9 License, effective since June 24, 2003, for conducting regulated activities related to asset management. As of March 31, 2023, through Meta Futures Limited, we have registered and maintained the following licenses from the SFC: (i) Type 2 License, effective since November 9, 2022, for conducting regulated activities related to dealing in future contracts; and (ii) Type 5 License, effective since November 9, 2022, for conducting regulated activities related to advising on futures contracts Also we have 20 representatives employed with both Metaverse Securities Limited and Meta Futures Limited and licensed with the SFC that are eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers.

As of March 31, 2023, through Lion Global Financial Limited, we have registered and maintained the following licenses from SFC: (i) Type 1 License, effective since October 10, 2008, for conducting regulated activities related to dealing in securities; (ii)Type 4 License, effective since March 31, 2004, for conducting regulated activities related to advising on securities; and (iii) Type 9 License, effective since March 31, 2004, for conducting regulated activities related to asset management. Also we have 2 representatives licensed with the SFC and 1 representative licensed with Insurance Authority that are employed with Lion Global Financial Limited and eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers.

Ongoing obligations for compliance by licensed corporations and intermediaries

In July 2020, the SFC issued the Licensing Handbook, as amended and supplemented from time to time, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC. There must also be at least one responsible officer available at all times to supervise the licensed corporation’s business of carrying on a regulated activity.

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

Regulations related to our Hong Kong Insurance Brokerage Business

Effective September 23, 2019, the Insurance Authority of Hong Kong, or the IA, took over the regulation of insurance agents and brokers (collectively, “Insurance Intermediaries”) from the three self-regulatory organizations (i.e., the Insurance Agents Registration Board established under The Hong Kong Federation of Insurers, The Hong Kong Confederation of Insurance Brokers and The Professional Insurance Brokers Association) and became the sole regulator to license and supervise all Insurance Intermediaries in Hong Kong. The IA is responsible for supervising Insurance Intermediaries’ compliance with the provisions of Insurance Ordinance, or the IO, and the relevant regulations, rules, codes and guidelines issued by the IA. The IA is also responsible for promoting and encouraging proper standards of conduct of Insurance Intermediaries, and has regulatory powers in relation to licensing, inspection, investigation and disciplinary sanctions.

Types of licensed insurance brokers

The IO prohibits any person from carrying on insurance business in or from Hong Kong except an authorized insurer, Lloyd’s or an association of underwriters approved by the IA. The regulatory regime for Insurance Intermediaries is activity-based. Under the IO, a person must not carry on a regulated activity, or must not hold out that the person is carrying on a regulated activity, in the course of business or employment, or for reward unless the person holds an appropriate type of insurance intermediary license or is exempt under the IO. It is an offence for contravening the IO. The licensing regime under the IO prescribes two types of licensed insurance brokers: licensed insurance broker companies and licensed technical representatives (broker). A license granted under the IO is valid for 3 years or, if the IA considers it appropriate in a particular case, another period determined by the IA, beginning on the date on which it is granted.

Responsible officer, financial, conduct and other requirements for licensed insurance broker companies

Under IO, a licensed insurance broker company should appoint a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company, and should provide sufficient resources and support to that person for discharging his or her responsibilities. Prior approval of the IA is required for appointment of the responsible officer.

Under the IO, a person who is, is applying to be, or is applying for a renewal of a license to be, a licensed insurance broker is required to satisfy the IA that he/she/it is a fit and proper person. In addition, the responsible officer(s), controller(s), and director(s) (where applicable) of a licensed insurance broker company are also required to be fit and proper persons. These “fit and proper” requirements aim at ensuring that the licensed insurance brokers are competent, reliable and financially sound, and have integrity. In addition, continuing professional development is part of the fit and proper requirement and the IA issued the Guideline on Continuing Professional Development for Licensed Insurance Intermediaries to provide guidance for complying with the continuing professional development requirements.

A licensed insurance broker company is required to comply with the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules, which set out, inter alia, some of the key requirements in relation to the maintenance of minimum share capital and net assets, professional indemnity insurance, client accounts and record keeping.

Licensed insurance brokers are required to comply with the statutory conduct requirements set out in the IO. The IA also issued the Code of Conduct for Licensed Insurance Brokers (“Code of Conduct”) to set out the general principles, together with the standards and practices relating to each general principle, serving as the minimum standards of professionalism to be met by licensed insurance brokers when carrying on regulated activities. A licensed insurance broker company is required to have proper controls and procedures in place to ensure that the broker company and its licensed technical representatives (broker) meet the general principles, standards and practices set out in the Code of Conduct.

Licensed insurance broker companies are required to file their audited financial statements and auditor’s compliance reports to the IA annually, which statements and reports are reviewed by the IA annually. Any issue noted or qualified opinion expressed by the auditor will be followed up, and where applicable, further actions will be taken as the IA considers necessary.

Transitional Arrangements for Insurance Brokers

To facilitate a smooth transition, all insurance brokers who were validly registered with The Hong Kong Confederation of Insurance Brokers or Professional Insurance Brokers Association immediately before September 23, 2019 are deemed as licensed insurance brokers under the IO for a period of three years. The incumbent chief executives of the insurance broker companies are also eligible for the transitional arrangements. The Transitional Period is ended on 22 September 2022.

We, through Ether Wealth Management Limited and Lion Global Financial Limited, which were previously approved as an insurance broker by the Professional Insurance Brokers Association, or the PIBA, have been granted Insurance Broker Company by the IA on Jan 6, 2022 and Jun 30, 2022, respectively, to carry out both long-term (include linked long-term) and general business.

Acting as mandatory provident fund intermediary

We also through Ether Wealth Management Limited and Lion Global Financial Limited carry on business as an principal intermediary for the Mandatory Provident Fund, or the MPF. Only registered MPF intermediaries are allowed to engage in conducting sales and marketing activities and giving advice in relation to MPF schemes. MPF is regulated by the Mandatory Provident Fund Schemes Authority, or the MPFA, which is the authority responsible for registering MPF intermediaries, issuing guidelines on compliance with statutory requirements, and imposing disciplinary sanctions for non-compliance. According to Mandatory Provident Fund Schemes Ordinance, the MPFA relies on the existing regulatory regimes from frontline regulators including the IA, MA, and SFC to supervise and investigate MPF intermediaries.

To register as a principal intermediary, it must designate at least one responsible officer for the supervision of the regulated activities. In addition to other registration requirements, MPF intermediaries must pass a qualifying examination before they can become MPF intermediaries.

Registered MPF intermediaries must comply with a set of statutory conduct requirements when they engage in conducting sales and marketing activities and giving advice in relation to MPF schemes. The MPFA has issued the Guidelines on Conduct Requirements for Registered Intermediaries to assist the registered MPF intermediaries in understanding minimum standards of the conduct requirements.

MPF intermediaries must report any relevant change in writing to MPFA within seven working days. Failure to report the relevant changes commits an offence and may be liable to a fine of up to $50,000.

Regulation Related to Employment and Labor Protection

Employment Ordinance

 The Employment Ordinance, or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance, or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,900) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290).

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance, or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee (other than exempt persons) of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,870) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $193). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $45,200) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $65) for each day on which the offence is continued.

Inland Revenue Ordinance

 Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and certain other subsidiaries through which we provide our major service and our VIEs as of the date of this annual report:

9F Inc.（CAYMAN）
NASDAQ:JFU
100%
WISE COLLECTION HOLDING LIMITED（BVI）
100%
UPMOST WELL HOLDING LIMITED（BVI）
100%
TREASURE PORT HOLDING LIMITED（BVI）
100%
Moore Digital Technology Information Service Limited（HK）
100%
Capital Nine Holdings Limited（BVI）
100%
Tetellus Hong Kong Limited（HK）
100%
Golden Avenue Group Limited（HK）
100%
Victorious Way Group Limited（HK）
100%
Meta Securities Holdings Limited (Cayman)
100%
ETHER GLOBAL HOLDINGS PTE.LTD.（SG）
100%
9FP Investments Holdings Limited
100%
9F Financial Service Limited
100%
Peaking Power Global Limited
100%
PRIME TACTIC INVESTMENTS LIMITED (BVI)
Ether Wealth Management Limited（HK）
100%
Fuyuan Global Asset Management Limited(HK)
100%
Metaverse Securities Limited (HK)
100%
Fuyuan Futures Limited（HK）
100%
Fuyuan Capital Limited（HK）
100%
Lion Global Financial Limited（HK）
100%
Fuyuan Technology Limited(HK)
Outside PRC
Inside PRC
Equity interest
Contractual arrangement
100%
Beijing Diyi Technology Co., Ltd.
100%
Zhuhai Wukong Youpin Technology Co., Ltd.
100%
Zhuhai Xiaojin Hulian Technology Co., Ltd.
100%
Zhuhai Hengqin Liangzhi Technology Co., Ltd.
100%
Beijing Shuzhi Lianyin Technology Co., Ltd.
100%
Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd.
Beijing Yi Qi Mai Technology Co., Ltd.
Zhuhai Huike Lianyin Technology Co., Ltd.
Jiufu Shuke Technology Group Co., Ltd.
Beijing Puhui Lianyin Information Technology Co., Ltd.
Shenzhen Fuyuan Network Technology Co., Ltd.
100%
Beijing Lirongxing Commercial Trading Co., Ltd.
100%
Zhuhai Onecard Xiaojin Technology Co., Ltd.
100%
Beijing Jinniu Zhixuan Technology Co., Ltd.
100%
Xiamen Fucheng Financing Guarantee Co., Ltd.
100%
Beijing Jiufu Puhui Information Technology Co., Ltd.
100%
Beijing Yilianshu Cloud Technology Co., Ltd.
100%
Xinjiang Teyi Shuke Information Technology Co., Ltd.
100%
Guizhou Diaogong Liquor Co., Ltd.
68.28%
Beijing Weiban Yinqi Management Consulting Co., Ltd.

Notes:

1. Each of our VIEs has entered into an Exclusive Option Agreement, as amended, if applicable, with 9F Inc. as a part of our variable interest entity structures.

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

*	Jinniu Zhixuan is wholly-owned by Jiufu Shuke indirectly through Zhuhai Jiuxin Asset Management Co., Ltd.

**	Peaking Power Global Limited, 9F Financial Service Limited and 9FP Investments Holdings Limited are wholly-owned by Capital Nine Holding Limited indirectly through Meta Securities Holdings Limited (which was formerly known as Exceed Step Holding Limited).

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

As of December 31, 2022, our headquarters are located in Hong Kong, consisting of approximately 864 square meters of leased office space, which serves as the center of our product offering and compliance functions. We also keep our principal executive offices in Beijing, China, for general administration functions as well as product and operation support functions. In addition to our headquarters and principal executive offices, we also maintain key branch offices in Shenzhen, China, for product development and system maintenance, as well as in regions outside China for our international operations. Our offices occupy an aggregate leased area of 10,188 square meters in China and 394 square meters in Thailand and Indonesia. The lessors of our branch offices are independent third parties, and we plan to renew these leases from time to time as needed. A building of approximately 1,707 square meters is also available to be used by us in Beijing, China as office premises. We own a building of approximately 2,486 square meters in Xinjiang, China, to operate our fintech empowerment services. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

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

Background Information on Our Legacy and Current Businesses

Pursuant to industry-wide policy requirements, Jiufu Puhui ceased its online lending information intermediary services in China in 2020, as a result, we stopped offering, through our subsidiaries and/or VIEs, certain products and services in relation to such online lending information intermediary business, which we referred to as “legacy business” in this annual report. Please see “Item 4. Information on the Company—B. Business Overview—Our Legacy Products and Services” for details on our legacy business. See “—Key Line Items and Specific Factors Affecting Our Results of Operations—Net revenues” for discussion on line items in relation to such legacy business. Due to the nature of our legacy business and the accounting treatment with respect to our revenue therefrom, we continued, and may continue, to record revenue from such legacy business, but we expect that the amount and percentage (as compared with our total revenue) of such revenue will decline, and the contribution of our other businesses to our results of operations will continue to increase.

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

	Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	5,667	0.5	202,960	26.7	154,906	22,459	27.6
Loan facilitation services	177,147	14.1	-	-	-	-	-
Post-origination services	859,102	68.4	39,782	5.2	35,820	5,193	6.4
Technical services	38,313	3.0	417,566	54.8	327,245	47,446	58.3
Other	175,776	14.0	101,143	13.3	43,696	6,335	7.7
Total net revenues	1,256,005	100.0	761,451	100.0	561,667	81,433	100.0

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

Online lending platform revenue. Our online lending platform revenue includes revenue from loan facilitation services and revenue from post-origination services. For each loan facilitated on our VIE’s platform for our online lending information intermediary services, our VIE charged a service fee to the borrower and the investor each at certain percentage of the loan principal and allocated such fee between loan facilitation services and post-origination services that our VIE provided. The rate of such service fees varied depending on the type, pricing and term of underlying loans. See “—Critical Accounting Policies—Revenue recognition” for details.

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

Other. Other revenues mainly includes product sales revenues from wealth management services, customer referral and government subsidy income, etc. See “—Critical Accounting Policies—Revenue recognition” for details.

Operating Expenses and Fees

The table below sets forth the breakdown of our operating expenses and fees, both in absolute amount and as a percentage of our net revenues, for the periods indicated.

	Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses and fees:
Cost of goods sold	3,515	0.3	59,088	7.8	46,424	6,731	8.3
Sales and marketing	340,769	27.1	165,477	21.7	62,243	9,024	11.1
Origination and servicing	542,259	43.2	47,094	6.2	69,018	10,007	12.3
General and administrative	1,303,833	103.8	522,820	68.7	374,882	54,353	66.7
Provision for doubtful contract assets and receivables	347,803	27.7	22,423	2.9	159,380	23,108	28.4
Total operating expenses and fees	2,538,179	202.1	816,902	107.3	711,947	103,223	126.8

Cost of goods sold. Cost of goods sold primarily consists of the purchase price of products, packaging material, handling costs and product delivery costs.

Sales and marketing. Sales and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention and general brand and awareness building.

Origination and servicing. For years prior to 2021, origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans. We incurred expenses in relation to our post-origination services in 2021 and 2022 for loans originated in previous years.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our Hong Kong subsidiaries satisfy all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority, then dividends paid by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Sales income

Sales income is from sales of products to end customers directly through our online stores run on third party e-commerce platforms with a platform service agreement. Under the platform service agreement, we set up online stores on such platforms to sell products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge us service fees based on our sales through the online stores. We enter sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. We are responsible for selling and fulfilling all obligations according to our sales contracts with end customers, including delivering products and providing customer support. Accordingly, we determined the end customers (as opposed to the e-commerce platforms) as our customers. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods.

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

Online lending information intermediary services revenue

Through our online platform, we provided intermediary services on the personal financing product, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). We also provided one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). For revolving loan products, and non-revolving loan products, our services provided consisted of:

(a)	Matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan facilitation service”); and

(b)	Providing repayment processing services for the marketplace investors and borrowers over the loan term, including repayment reminders and following up on late repayments (referred to as “post origination services”).

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

For each type of service, we recognized revenue when (or as) we satisfied the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation were recognized at the time a loan was originated between the investor and the borrower and the principal loan balance was transferred to the borrower, at which time the loan facilitation service was considered completed. Revenues from post origination services were recognized on a straight-line basis over the term of the underlying loans as the services were provided ratably on a monthly basis. A majority of the service fee was charged to the borrowers, which was collected upfront upon loan inception or collected over the loan term. Investors paid service fees to us either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2018, 2019 and 2020, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented were calculated to be equal to an annualized interest rate ranging from 0.5% to 1.5% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, were combined as the contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services were delivered. Revenue recognized related to service fees not yet received from investors that was to be collected at the end of the investment commitment period and over the commitment period were recorded as accounts receivable. All service fees were fixed and not refundable. Revenue recognized was recorded net of value added tax (“VAT”). Remaining performance obligations represented the amount of the transaction price for which the service had not been performed under post-origination services.

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

Direct lending program revenue

Through our direct lending program, we provided traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed our risk assessment. Our services provided consist of:

(a)	Matching financial institution partners to potential qualified borrowers, and facilitating the execution of loan agreements between the parties (also referred to as “loan facilitation service”); and

(b)	Providing repayment processing services for the financial institution partners and borrowers over the loan term, including repayment reminders and loan collection (also referred to as “post origination services”).

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

Wealth management services generate revenues from Internet Securities Service, Insurance Brokerage Service and Small consumptive business in Southeast Asia. We offer convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Internet Securities Service generated revenue from commissions through customers’ transactions in stocks by providing brokerage service for its customers. We enter into insurance brokerage service contracts with insurance companies with a pre-agreed commission. The commissions is normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by the group in respect of an insurance product. For insurance brokerage service, the single performance obligation identified is to provide facilitation service to the insurance companies. For each type of wealth management services, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. The Internet Securities Service is recognized at a point in time on the trade date when the performance obligation is satisfied. The brokerage service commission are earned when each individual insurance transaction is completed.

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

The following table sets forth our share-based compensation expenses in 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses	290,630	52,338	5,459	791

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2020, 2021 and 2022.

Grant Date	Number of Options Granted	Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Aggregate Intrinsic Value at the Grant Dates	Type of Valuation
		RMB	RMB	RMB
February 16, 2020	680,300	24.10	6.56	4,462,768	Retrospective
February 21, 2020	2,853,911	-	5.59	15,953,363	Retrospective
February 28, 2020	3,345,098	24.11	5.53	18,498,392	Retrospective
April 1, 2020	178,900	13.83	7.24	1,295,236	Retrospective
July 1, 2020	445,280	24.11	2.36	1,050,861	Retrospective
March 24, 2021	500,000	7.78	0.01	7,300	Retrospective
May 13, 2021	4,425,211	0.07	0.01	53,103	Retrospective

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

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2020	2021	2022
Risk-free rate of interest(1)	0.27%-1.47%	0.84%-1.61%	n/a
Volatility(2)	48.8%-59.5%	113.60%-116.00%	n/a
Dividend yield(3)	-	-	n/a
Exercise multiples(4)	2.2 / 2.8	2.2	n/a
Life of options (years)(5)	2.5 - 6.0	5	n/a

(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.

(2)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publication. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.

(5)	Extracted from option agreements.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies—Recent accounting pronouncements not yet adopted” to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	5,667	0.5	202,960	26.7	154,906	22,459	27.6
Cost of goods sold	(3,515)	(0.3)	(59,088)	(7.8)	(46,424)	(6,731)	(8.3)
Gross Profit	2,152	0.2	143,872	18.9	108,482	15,728	19.3
Loan facilitation services	177,147	14.1	—	—	—	—	—
Post-origination services	859,102	68.4	39,782	5.2	35,820	5,193	6.4
Technical services	38,313	3.0	417,566	54.8	327,245	47,446	58.3
Others	175,776	14.0	101,143	13.3	43,696	6,335	7.7
Total net revenues	1,256,005	100.0	761,451	100.0	561,667	81,433	100.0
Other operating expenses and fees:
Sales and marketing(1)	(340,769)	(27.1)	(165,477)	(21.7)	(62,243)	(9,024)	(11.1)
Origination and servicing(2)	(542,259)	(43.2)	(47,094)	(6.2)	(69,018)	(10,007)	(12.3)
General and administrative(3)	(1,303,833)	(103.8)	(522,820)	(68.7)	(374,882)	(54,353)	(66.7)
Provision for doubtful contract assets and receivables	(347,803)	(27.7)	(22,423)	(2.9)	(159,380)	(23,108)	(28.4)
Total operating expenses and fees	(2,538,179)	(202.1)	(816,902)	(107.3)	(711,947)	(103,223)	(126.8)
Operating Loss	(1,282,174)	(102.1)	(55,451)	(7.3)	(150,280)	(21,790)	(26.8)
Interest income	102,425	8.2	47,511	6.2	47,587	6,899	8.5
Impairment loss of investments	(462,490)	(36.8)	(27,422)	(3.6)	(181,820)	(26,361)	(32.4)
Impairment loss of goodwill	(50,291)	(4.0)	—	—	(200)	(29)	(0.0)
Impairment loss of intangible assets and property, equipment and software	(38,145)	(3.0)	(2,371)	(0.3)	—	—	—
Impairment loss of long term prepayment	—	—	—	—	(274,996)	(39,871)	(49.0)
Gain recognized on remeasurement of previously held equity interest in acquiree	—	—	1,874	0.2	—	—	—
Unrealized loss of investment in marketable securities	—	—	(149,071)	(19.6)	(47,998)	(6,959)	(8.5)
Loss from disposals of subsidiaries	—	—	(4,897)	(0.6)	(7,843)	(1,137)	(1.4)
Loss in held-to-maturity investment	—	—	(14,096)	(1.9)	—	—	—
Other income, net	39,112	3.1	2,355	0.3	12,804	1,856	2.3
Loss before income tax expense and loss in equity method investments	(1,691,563)	(134.7)	(201,568)	(26.5)	(602,746)	(87,392)	(107.3)
Income tax expense	(538,322)	(42.9)	(26,735)	(3.5)	(11,623)	(1,685)	(2.1)
Dividend received from equity method investments	—	—	1,800	0.2	—	—	—
(Loss)/gain in equity method investments	(21,317)	(1.7)	(7,167)	(0.9)	19,432	2,817	3.5
Net Loss	(2,251,202)	(179.2)	(233,670)	(30.7)	(594,937)	(86,260)	(105.9)

Notes:

(1)	Sales and marketing expenses include services provided by related parties of RMB901 thousand, nil and nil in 2020, 2021 and 2022, respectively.

(2)	Origination and servicing expenses include services provided by related parties of RMB358 thousand, nil and nil in 2020, 2021 and 2022, respectively.

(3)	General and administrative expenses include share-based compensation of RMB290.6 million, RMB52.3 million and RMB5.5 million (US$0.8 million) in 2020, 2021 and 2022, respectively.

Revenues

Sales income

2022 Compared to 2021. Our sales income was RMB154.9 million (US$22.5 million) in 2022, representing a decrease of 23.7% from RMB203.0 million in 2021, primarily due to the decrease in the sales volume of our online stores, which in turn was due to the weakened demand in our products resulting from resurgence of COVID-19 pandemic.

2021 Compared to 2020. Our sales income was RMB203.0 million in 2021, representing an increase of 3,481.4% from RMB5.7 million in 2020, primarily due to our business of online sales of products developed significantly as a result of our efforts to expand our collaboration with third-party platforms and develop our products offerings.

Online lending platform revenue.

Our online lending platform revenue included loan facilitation services revenue and post-origination services.

2022 Compared to 2021. Our online lending platform revenue decreased by 10.1% from RMB39.8 million in 2021 to RMB35.8 (US$5.2 million) in 2022. All of our online lending platform revenue in 2021 and 2022 was post-origination services revenue. Pursuant to industry-wide policy requirements, we ceased our online lending information intermediary services in China in late 2020 and the remaining post-origination services revenues were derived from lending information intermediary services rendered in previous years.

2021 Compared to 2020. Our online lending platform revenue decreased by 96.2% from RMB1,036.2 million in 2020 to RMB39.8 in 2021. All of our online lending platform revenue in 2021 was post-origination services revenue. Pursuant to industry-wide policy requirements, we ceased our online lending information intermediary services in China in late 2020 and the remaining post-origination services revenues were derived from lending information intermediary services rendered in previous years.

Technical services revenue

2022 Compared to 2021. Our technical services revenue was RMB327.2 million (US$47.4 million) in 2022, representing a decrease of 21.6% from RMB417.6 million in 2021, primarily due to the decrease in demand of our technical services, which was in turn because of the business contraction of our institutional partners in answering to the resurgence of COVID-19 pandemic and economic downturn.

2021 Compared to 2020. Our technical services revenue was RMB417.6 million in 2021, representing an increase of 989.9% from RMB38.3 million in 2020, primarily due to our significant progress in our fintech empowerment business, which was in turn because of our active deployment of our technologies in collaboration with our institutional partners.

Others

2022 Compared to 2021. Our other revenue decreased by 56.8% to RMB43.7 million (US$6.3 million) in 2022 from RMB101.1 million in 2021. The decrease was primarily due to stock market fluctuations caused by the global pandemic and regulatory factors leading to less brokerage business of Metaverse Securities as well as the termination of our business in the Indonesia.

2021 Compared to 2020. Our other revenue decreased by 42.5% to RMB101.1 million in 2021 from RMB175.8 million in 2020. The decrease was primarily due to the cessation of our traffic referral business in relation to our previous online lending information intermediary business, less interest income, less income generated under a profit-sharing regime with one institutional partner, and the decrease of RMB20.3 million of our wealth management services revenue, which was in turn primarily due to stock market fluctuations caused by the global pandemic and regulatory factors leading to less brokerage business of Metaverse Securities as well as the termination of our business in the Philippines.

Operating Expenses and Fees

Cost of goods sold

2022 Compared to 2021. Our cost of goods sold were RMB46.4 million (US$6.7 million) in 2022, representing a decrease of 21.4% from RMB59.1 million in 2021, primarily due to the decline in revenue as a result of the negative effect of COVID-19.

2021 Compared to 2020. Our cost of goods sold were RMB59.1 million in 2021, representing an increase of 1,581.0% from RMB3.5 million in 2020, primarily due to the increase of revenue and business volume driven by the expansion of our e-commerce business.

Sales and marketing expenses

2022 Compared to 2021. Our sales and marketing expenses were RMB62.2 million (US$9.0 million) in 2022, representing a decrease of 62.4% from RMB165.5 million in 2021. The reason for such decrease was the decreased marketing and promotion activities for our online stores given the relatively inactive market condition in general during the resurgence of COVID-19 pandemic in 2022.

2021 Compared to 2020. Our sales and marketing expenses were RMB165.5 million in 2021, representing a decrease of 51.4% from RMB340.8 million in 2020. The reason for such decrease was that the Company ceased online lending information intermediary services in China, and related marketing promotion and expenses were reduced accordingly.

Origination and servicing expenses

2022 Compared to 2021. Our origination and servicing expenses were RMB69.0 million (US$10.0 million) in 2022, representing an increase of 46.6% from RMB47.1 million in 2021, which is the result of the recognition of the accrued expenses in previous years.

2021 Compared to 2020. Our origination and servicing expenses were RMB47.1 million in 2021, representing a decrease of 91.3% from RMB542.3 million in 2020, which is the result of a decrease in expenses related to the termination of our online lending information intermediary services in China.

General and administrative expenses

2022 Compared to 2021. Our general and administrative expenses were RMB374.9million (US$54.4 million) in 2022, representing a decrease of 28.3% from RMB522.8 million in 2021. In answering to the general economic situation and the giving consideration of the adjustment to our product and service offerings, we have implemented further staff structure adjustments, including headcount reductions and office space optimization.

2021 Compared to 2020. Our general and administrative expenses were RMB522.8 million in 2021, representing a decrease of 59.9% from RMB1,303.8 million in 2020. With the termination of online lending information intermediary services in China, we have implemented staff structure adjustments, including headcount reductions.

Provision for doubtful contract assets and receivables

2022 Compared to 2021. Our provision for doubtful contract assets and receivables was RMB159.4 million (US$23.1 million) in 2022, representing an increase of 610.8% from RMB22.4 million in 2021, primarily due to the impairment of certain related party loans due to us in the amount of RMB92.8 million (US$13.5 million).

2021 Compared to 2020. Our provision for doubtful contract assets and receivables was RMB22.4 million in 2021, representing a decrease of 93.6% from RMB347.8 million in 2020, primarily due to the decrease in our contract assets and receivables, which was in turn caused by the termination of our loan facilitation services.

Interest Income

Interest income represents interest earned on cash deposits in financial institutions, our loans receivable from third-party borrowers, and our investment in wealth management financial products.

2022 Compared to 2021. Our interest income was RMB47.6 million (US$6.9 million) in 2022, compared with RMB47.5 million in 2021.

2021 Compared to 2020. Our interest income was RMB47.5 million in 2021, compared with RMB102.4 million in 2020. The decrease was due to a reduction in the amount of investment products we purchased, which in turn generated less investment interest.

Impairment loss of long term prepayment

2022 Compared to 2021. In 2022, we incurred impairment loss of long term prepayment of RMB275.0 million (US$39.9 million), which primarily consisted of impairment loss of long term prepayment to Shanghai Xinzheng Financial Information Consulting Co., Ltd. as an investment, because of its poor business performance and negative impacts of COVID-19.

2021 Compared to 2020. We did not incur impairment loss of long term prepayment in 2020 and 2021.

Unrealized Loss of Investment in Marketable Securities

We incurred unrealized loss of investment in marketable securities of nil, RMB149.1 million and RMB48.0 million (US$7.0 million) in 2020, 2021 and 2022, respectively.

Other Income, Net

2022 Compared to 2021. Our other income, net, was RMB12.8 million (US$1.9 million) in 2022, as compared to RMB2.4 million in 2021. The increase was primarily due to the increase in the government subsidies.

2021 Compared to 2020. Our other income, net, was RMB2.4 million in 2021, as compared to RMB39.1 million in 2020. The decrease was primarily due to the decrease in the revenue of testing service in the amount of RMB29.0 million and we ceased to generate revenue from our bad debt settlement services.

Income Tax Expense

2022 Compared to 2021. Our income tax expense was RMB11.6 million (US$1.7 million) in 2022, as compared with RMB26.7 million in 2021, primarily due to the decrease in revenues generated from our operations.

2021 Compared to 2020. Our income tax expense was RMB26.7 million in 2021, as compared with RMB538.3 million in 2020, primarily due to the decrease in revenues generated from our operations.

(Loss)/Gain in Equity Method Investments

2022 Compared to 2021. Our gain in equity method investments in 2022 was RMB19.4 million (US$2.8 million), as compared with a loss of RMB7.2 million in 2021. The change was mainly because that we received stable dividends from some of our investees, while our investments in certain other poorly-operated investees had been written off which led to the decrease of losses in 2022.

2021 Compared to 2020. Our loss in equity method investments in 2021 was RMB7.2 million, as compared with RMB21.3 million in 2020. The decrease was due to the decrease in the recognized loss in equity investments, which was in turn caused by the better operating status of our investees after the peak COVID pandemic period in 2020.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB594.9million (US$86.3 million), RMB233.7 million and RMB2,251.2 million in 2022, 2021 and 2020, respectively.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,443,419	2,433,279	352,792
Restricted cash	295,910	198,727	28,813
Term deposits	83,294	232,432	33,699
Investment in marketable securities	169,815	200,679	29,096
Accounts receivable, net of allowance for doubtful accounts of RMB1,444,000 and RMB1,444,582 as of December 31, 2021 and 2022, respectively	83,823	92,230	13,372
Other receivables, net of allowance for doubtful accounts of RMB65,647 and RMB26,861 as of December 31, 2021 and 2022, respectively	70,601	116,225	16,851
Loans receivable, net of allowance for doubtful accounts of RMB350,425 and RMB441,359 as of December 31, 2021 and 2022 , respectively	260,224	146,177	21,194
Prepaid expenses and other assets	751,878	222,736	32,294
Long-term investments	727,426	530,207	76,873
Liabilities:
Deferred revenue	46,970	8,955	1,298
Income taxes payable	281,297	303,999	44,076
Accrued expenses and other liabilities	467,248	250,346	36,297

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Our cash and cash equivalents remained stable at RMB2,433.3 million (US$352.8 million) as of December 31, 2022 compared to RMB2,443.4 million as of December 31, 2021, primarily because of the balance between cash inflow and cash outflow.

Restricted Cash

Our restricted cash mainly consists of cash we received from investors for their investment in securities and funds frozen due to litigations.

Our restricted cash decreased by 32.8% to RMB198.7 million (US$28.8 million) as of December 31, 2022 from RMB295.9 million as of December 31, 2021, primarily because of the decrease in the client funds deposited with us for our securities services in the amount of RMB131.5 million (US$19.1 million).

Term Deposits

Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Our term deposits increase by 179.1% to RMB232.4 million (US$33.7 million) as of December 31, 2022 from RMB83.3 million as of December 31, 2021, which was primarily due to our purchase of some term deposits and wealth management products.

Accounts Receivable, net

Our accounts receivable, net of allowance for doubtful accounts, primarily includes the service fees receivable from investors and accounts receivable from financial institution partners.

Our accounts receivable, net of allowance for doubtful accounts increased by 10.0% to RMB92.2 million (US$13.4 million) as of December 31, 2022 from RMB83.8 million as of December 31, 2021, primarily reflecting uncollected receivables within our ordinary course of business and collection cycle.

Other Receivables, net

Our other receivables, net, primarily includes the funds receivable from external payment network providers and accrued interest receivable. Our other receivables, net of allowance for doubtful accounts increased by 64.6% to RMB116.2 million (US$16.9 million) as of December 31, 2022 from RMB70.6 million as of December 31, 2021, primarily due to the re-allocation of certain operation-related accounts receivables to this item as a result of our disposal of the subsidiary in Indonesia.

Loans Receivables, net

Our loans receivables, net of allowance for doubtful accounts, mainly represent loans to third-party borrowers.

Our loans receivables decreased by 43.8% to RMB146.2 million (US$21.2 million) net of allowance for doubtful accounts of RMB441.4 million, (US$64.0 million), as of December 31, 2022 from RMB260.2 million net of allowance for doubtful accounts of RMB350.4 million as of December 31, 2021, due to our collection efforts and impairment during the year of 2022.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets include deposits, advance to suppliers, prepaid taxes, prepaid service fee, prepaid investment and others.

Our prepaid expenses and other assets decreased by 70.4% to RMB222.7 million (US$32.3 million) as of December 31, 2022 from RMB751.9 million as of December 31, 2021, primarily due to the write-off of prepayment of RMB240 million to Shanghai Xinzheng Financial Information Consulting Co., Ltd. as an investment, primarily due to its poor business performance and the negative impacts of COVID-19.

Long-term Investments, net

Our long-term investments consist of equity securities without readily determinable fair value, equity method investments and held-to-maturity and available-for-sale investments.

Our long-term investments decreased by 27.1% to RMB530.2 million (US$76.9 million) as of December 31, 2022 from RMB727.4 million as of December 31, 2021, primarily due to the write-off of our investments in certain of our poorly-operated investees.

Deferred Revenue

Deferred revenue consists of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered during the loan period.

Our deferred revenue decreased by 80.9% to RMB9.0 million(US$1.3 million) as of December 31, 2022, as compared to the deferred revenue of RMB47.0 million as of December 31, 2021. Since the cessation of business operation of the online lending information intermediary platform, the only deferred revenue to be recognized by us relates to the business operations of such platform prior to its shutdown, which will continue to decline.

Income Taxes Payable

Our income tax payable slightly increased by 8.1% to RMB304.0 million (US$44.1 million) as of December 31, 2022 from RMB281.3 million as of December 31, 2021, reflecting the increase in our provision of tax payables.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities decreased by 46.4% to RMB250.3 million (US$36.3 million) as of December 31, 2022 from RMB467.2 million as of December 31, 2021, primarily due to the decrease in the accrued expenses for the services and goods we purchased.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by/(used in) operating activities	(1,744,600)	(229,724)	63,320	9,181
Net cash provided by (used in) investing activities	39,466	(321,521)	(277,767)	(40,273)
Net cash provided by financing activities	12,896	199,630	-	-
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	212	(26,683)	107,124	15,532
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,692,026)	(378,298)	(107,323)	(15,560)
Cash, cash equivalents and restricted cash at beginning of the year	4,809,440	3,117,414	2,739,329	397,165
Cash, cash equivalents and restricted cash at end of the year	3,117,414	2,739,329	2,632,006	381,605

Operating activities

Our net cash provided by operating activities was RMB63.3 million (US$9.2 million) in 2022. In 2022, the principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB594.9 million (US$86.3 million), primarily resulted from (i) adjustment for non-cash items, mainly including impairment loss of long term prepayment of RMB275.0 million (US$39.9 million), provision for allowance for doubtful accounts of RMB159.4 million (US$23.1 million) and impairment loss of equity method investment of RMB123.7 million (US$17.9 million), and (ii) changes in operating assets and liabilities, mainly including prepaid expenses and other assets of RMB254.1 million (US$36.8 million), partially offset by accrued expenses and other liabilities of RMB216.9 million (US$31.4 million).

Our net cash used in operating activities was RMB229.7 million in 2021. In 2021, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB233.7 million, primarily resulted from (i) adjustment for non-cash items, mainly including unrealized loss of investment in marketable securities of RMB149.1 million, share-based compensation of RMB52.3 million and depreciation of RMB25.1 million, and (ii) changes in operating assets and liabilities, mainly including accrued expenses and other liabilities of RMB323.0 million and accounts receivable of RMB40.0 million, partially offset by other receivables of RMB59.2 million and prepaid expenses and other assets of RMB37.2 million.

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

Investing activities

Net cash used in investing activities was RMB277.8 million (US$40.3 million) in 2022, which was primarily attributable to our purchase of term deposits of RMB227.4 million (US$33.0 million) and our purchase of marketable securities of RMB78.9 million (US$11.4 million).

Net cash used in investing activities was RMB321.5 million in 2021, which was primarily attributable to our purchase of marketable securities of RMB318.9 million.

Net cash provided by investing activities was RMB39.5 million in 2020, which was primarily attributable to our proceeds from collection of loans receivable of RMB534.0 million partially offset by our purchase of long-term investment of RMB469.6 million and our purchase of term deposits of RMB109.8 million.

Financing activities

Net cash provided by financing activities was nil in 2022.

Net cash provided by financing activities was RMB199.6 million in 2021, which was attributable to the net proceeds from a private offering of RMB199.2 million.

Net cash provided by financing activities was RMB12.9 million in 2020, which was attributable to a capital contribution by a non-controlling shareholder of RMB12.9 million.

Capital Expenditures

We had capital expenditures of nil, nil and RMB35.0 million (US$5.1 million) in 2020, 2021 and 2022, respectively. In 2022, our capital expenditures were mainly used for expenditures related to our efforts with respect to further expand our business operations and acquire new licenses. Our capital expenditures for 2023 are expected to be approximately RMB15 million (US$2.2 million), mainly to be used for expenditures related to our efforts for business expansion and obtaining new business licenses.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2022:

	Payments Due by Period
	Total	2023	2024	2025	2026	Thereafter
	(RMB in thousands)
Contractual Obligations:
Operating Leases Obligations	8,528	7,415	1,317	—	—	—

Note: With imputed interest of RMB0.2 million.

Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business systems. We lease certain office premises and cloud infrastructure under non-cancelable operating lease arrangements.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

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

Our success has benefited from our continuous efforts in building our technologies and protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Technology” for a discussion of our key technology developments and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—B. Operating Results—Critical Accounting Policies.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Sun	43	Chairman of the Board of Directors
Yifan Ren	40	Vice chairman of the Board of Directors
Changxing Xiao	50	Director
Fangxiong Gong	59	Independent Director
Yuping Ouyang	48	Independent Director
Lei Liu	41	Chief Executive Officer and Chief Risk Officer and Director
Li Zhang	47	Chief Financial Officer

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB17.3 million (US$2.5 million) in cash to our executive officers and directors. We have not set aside or accrue any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Our board of directors approved, in June 2015, June 2016 and March 2021, the 2015 Share Incentive Plan, the 2016 Share Incentive Plan and 2021 Share Incentive Plan, respectively, (as amended and collectively, the “Share Incentive Plans”). The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. The maximum aggregate number of ordinary shares under the Share Incentive Plans is 91,603,068 Class A ordinary shares, and an annual increase on the first day of each of the five consecutive fiscal years of the Company commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding ordinary shares or (ii) such fewer number of shares as may be determined by our board of directors, subject to amendment. As of March 31, 2023, awards to purchase 8,302,019 Class A ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2023, the options granted under the Share Incentive Plans to our current directors, executive officers and other grantees, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Lei Sun	6,227,900		0-2.34	7/10/2015	7/9/2020
	9,600,000		0	7/1/2016	12/31/2024
	24,958,000	(1)	0-2.12	10/20/2017	12/31/2024
Lei Liu	3,000,000		0-2.34	7/10/2015	7/9/2023
All Directors and Executive Officers as a Group	43,785,900

(1)	Options to purchase 7,737,735 Class A ordinary shares of our Company have been transferred to other employees of our Company.

As of March 31, 2023, other employees as a group hold options to purchase 6,802,019 ordinary shares of our Company, with exercise prices ranging from nil to US$3.6953 per share.

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

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. A director may be appointed on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors. A director may be removed from office by an ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, or (v) is removed from office pursuant to any other provisions of our sixth amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of our board of directors.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
LGBTQ+			-

D.	Employees

We had 1,091, 740 and 331 employees as of December 31, 2020, 2021 and 2022, respectively. Almost all our employees are located in mainland China and Hong Kong. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

As of December 31, 2022
Function:
Product and technology	85
Risk management	21
Business operations	84
Sales and marketing	43
General administration	98
Total	331

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

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for not more than two years after the termination of his or her employment, provided that we pay compensation equal to 30% of the employee’s salary during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes that have affected our operations. None of our employees are represented by labor unions.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 235,466,660 ordinary shares as of March 31, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:*
Lei Sun(1)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Yifan Ren(2)	43,583,400	-	43,583,400	18.5%	9.1%
Changxing Xiao(3)	13,920,300	-	13,920,300	5.9%	2.9%
Fangxiong Gong	-	-	-	-	-
Yuping Ouyang	-	-	-	-	-
Lei Liu(4)	4,500,000	1,347,600	5,847,600	2.5%	2.3%
Li Zhang	-	-	-	-	-
All Directors and Executive Officers as a Group	68,089,165	59,695,600	127,784,765	53.9%	76.1%
Principal Shareholders:
Nine F Capital Limited(1)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Nine Fortune Limited(2)	43,583,400	-	43,583,400	18.5%	9.1%
DFM Capital Ltd.(3)	13,920,300	-	13,920,300	5.9%	2.9%
Rich Way Global Limited(5)	15,263,301	-	15,263,301	6.5%	3.2%

Notes:

*	Mr. Lei Liu’s and Ms. Li Zhang’s business address is Room 1207, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Mr. Lei Sun’s business address is Suite 4806-07 48/F, Central Plaza 18 Harbour Rd, Wanchai, Hong Kong. Mr. Fangxiong Gong’s business address is Suite 5401, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong. Ms. Yuping Ouyang’s business address is Room 1001, Block A5, 243 Science Street, Huangpu District, Guangzhou 510700, China. Mr. Yifan Ren’s business address is 17/F, 80 Gloucester Road, Wanchai, Hong Kong. Mr. Changxing Xiao’s business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust; and (ii) 6,085,465 Class A ordinary shares held by Nine F Capital Limited. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Lei Sun is the settlor of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our Company.

(2)	Represents 43,583,400 Class A ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of the trust and Mr. Changxing Xiao and his family members are the trust’s beneficiaries. DTFM (PTC) Ltd. is wholly-owned by The DTFM Settlement, a Guernsey Irrevocable Purpose Trust, of which Mr. Changxing Xiao is the settlor and enforcer. Under the terms of the abovementioned trusts, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our Company.

(4)

Represents (i) 1,347,600 Class B ordinary shares held by Stone Cube Capital Ltd. a British Virgin Islands company; (ii) 3,000,000 Class A ordinary shares held by Stone Cube Capital Ltd; and (iii) 1,500,000 Class A ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days after March 31, 2023. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone Cube Capital Ltd is wholly-beneficially-owned by Mr. Liu.

(5)	Represents 15,263,301 Class A ordinary shares held by Rich Way Global Limited, a British Virgin Islands company, as reported in a Schedule 13G filed by Rich Way Global Limited and Rongsong Teng on August 5, 2021. Rich Way Global Limited is wholly beneficially owned by Mr. Rongsong Teng. The registered address of Rich Way Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2023, a total of 71,688,437 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2023, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Other Related Parties

In 2019, Nanjing Lefang Intelligent Lite Technology Development Co., Ltd (“Nanjing Lefang”) provided us with borrower acquisition and referral services. We provided consulting services to Nanjing Lefang in 2019. We also provided loans to Nanjing Lefang. As of December 31, 2021, we had RMB19.2 million due to Nanjing Lefang. As of December 31, 2022, we had RMB4.6 million (US$0.7 million) due to Nanjing Lefang.

In 2019, Zhuhai Hengqin Flash Cloud Payment Information Technology Limited (“Zhuhai Hengqin Payment”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors, provided us with payment processing services. As of December 31, 2020 and 2021, we had amounts of RMB4.7 million and RMB27 thousand, respectively, due to Zhuhai Hengqin Payment. Mr. Lei Sun had ceased to be a controller of Zhuhai Hengqin Payment as of December 31, 2022.

In 2019 and 2020, we received borrower acquisition and referral services from Beijing Jiuzao Technology Limited (“Beijing Jiuzao”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors since December 2019, in the amount of RMB0.9 million. As of December 31, 2020 and 2021, we had RMB0.2 million and RMB4.7 million due to Beijing Jiuzao. Mr. Lei Sun had ceased to be a controller of Beijing Jiuzao as of December 31, 2022.

In 2020, we received credit inquiry services from Hangzhou Shuyun Gongjin Technology Limited (“Hangzhou Shuyun”), an entity controlled by Mr. Lei Sun, our chairman of the board of directors, in the amount of RMB0.4 million. As of December 31, 2020 and 2021, we had RMB18 thousand and RMB18 thousand, respectively, due to Hangzhou Shuyun. Mr. Lei Sun had ceased to be a controller of Hangzhou Shuyun as of December 31, 2022.

As of December 31, 2020, we had RMB43.8 million due to Niche Global Fintech Corporation Limited, an equity investee, which represented an unpaid investment commitment. We have consolidated Niche Global Fintech Corporation Limited.

As of December 31, 2021 and 2022, we had RMB41.8 million and RMB67.8 million due from Hainan Chenxi Investment Consulting Co., Ltd, or Hainan Chenxi, an equity investee, which represented a related party loan. We have fully written off the outstanding balance of this loan as of December 31, 2022. In 2022, Hainan Chenxi provided us with insurance agency service. As of December 31, 2021 and 2022, we have nil and RMB0.5 million due to Hainan Chenxi.

As of December 31, 2022, we had RMB25.0 million due from Zhongzheng Jinniu (Beijing) Investment Consulting Co., Ltd, an equity investee, which represented a related party loan. We have fully written off the outstanding balance of this loan as of December 31, 2022.

As of December 31, 2022, we had RMB3 thousand due to Diaobiao Zhonghai (Beijing) Technology Co., Ltd, an equity investee of ours, which represented unpaid capital contribution.

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

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020) (the “State Court Action”) and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, Amended Complaint filed Jan. 3, 2022) (the “Federal Court Action”). Both actions allege that defendants made misstatements and omissions in connection with our public offering and disclosures in violation of the federal securities laws. On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. The State Court ordered the motion-to-dismiss briefing for second amended complaint to be completed by July 28, 2023. On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On February 1, 2023, a second amended complaint was filed in the Federal Court Action. The Federal Court ordered the motion-to-dismiss briefing for second amended complaint to be completed by May 17, 2023. Both cases remain in their preliminary stages.

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

Our ADSs have been listed on the Nasdaq Global Market since August 15, 2019. On January 18, 2023, we effected a change to the ratio of ADSs to Class A ordinary shares from one ADS to one Class A ordinary shar to one ADS to 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to such change of ADS ratio to one ADS to 20 Class A ordinary shares. Our ADSs trade under the symbol “JFU.”

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be materially adversely varied with the consent in writing of the holders of all of the holders of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares

Issuance of Additional Shares. Our sixth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a Company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

(a)	a company acts or proposes to act illegally or ultra vires;

(b)	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

(c)	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our sixth amended and restated memorandum and articles of association require us to indemnify our officers and directors for actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company-a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our sixth amended and restated memorandum and articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may materially adversely vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our sixth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of all the holders of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

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

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our sixth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our sixth amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

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

If the PRC tax authorities determine that 9F Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of 9F Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that 9F Inc. is treated as a PRC resident enterprise. See “Risk Factors-Risks Related to Doing Business in Mainland China and Hong Kong-If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Provided that our Cayman Islands holding company, 9F Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, SAT Public Notice 7 also includes safe harbors for internal group restructurings and purchase and sales of shares through a public securities market. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Hong Kong Taxation

The taxation of income and capital gains of holders of our ADSs and ordinary shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of our ADSs and ordinary shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in our ADSs and ordinary shares. Accordingly, holders of our ADSs and ordinary shares should consult its own tax advisor regarding the tax consequences of an investment in holders of our ADSs and ordinary shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as our ordinary shares). However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, from such trade, profession or business will be subject to Hong Kong profits tax which is imposed at the rates 16.5% and 15% on corporations and unincorporated businesses, respectively, and at a maximum rate of 15% on individuals. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of our ADSs and ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of the shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. No Hong Kong stamp duty is payable upon the transfer of our ADSs and ordinary shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, any withholding or information reporting requirements, including pursuant to sections 1471 through 1474 of the Code, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares).

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

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

Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023 unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

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

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable rate under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

As described above, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

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

As described above, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year ending December 31, 2023. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive foreign investment company rules

As mentioned above, we believe that we were a PFIC for our taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2023. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or ordinary shares such U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our variable interest entity or any of the subsidiaries of our variable interest entity.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

On January 18, 2023, we effected a change to the ratio of ADSs to Class A ordinary shares from one ADS to one Class A ordinary shar to one ADS to 20 Class A ordinary shares.

Charges and Charges Our ADS Holders May Have to Pay

Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.-Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
(1) Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below	Up to U.S.$5.00 per 100 ADS (or fraction thereof) issued

(2) Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited shares, upon a change in the ADS(s)-to share(s) ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) cancelled

(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

(6) ADS Services	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the depositary bank

(7) Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held

(8) Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa).	Up to U.S.$5.00 per 100 ADS (or fraction thereof) converted

An ADS holder will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	in connection with the conversion of foreign currency, the fees, expenses, spreads, taxes and other charges of the depositary and/or conversion service providers (which may be a division, branch or affiliate of the depositary);

●	any reasonable and customary out-of-pocket expenses incurred in such conversion and/or on behalf of the holders and beneficial owners in complying with currency exchange control or other governmental requirements; and

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, we received approximately US$1.3 million, net of applicable taxes as reimbursement from the depositary. In January 2023, we returned reimbursement of approximately US$2.8 million to the depositary in relation to the implementation of ADS ratio change.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-232802 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 8,900,000 ADSs representing 8,900,000 Class A ordinary shares, at an initial offering price of US$9.5 per ADS (without considering the change of ADS ratio to one ADS to 20 Class A ordinary shares effected on January 18, 2023). We offered and sold 6,750,000 ADSs and the selling shareholders offered and sold 2,150,000 ADSs in our initial public offering. Our initial public offering closed in August 2019. Credit Suisse Securities (USA) LLC was the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on August 14, 2019. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$13.0 million, which included approximately US$6.7 million in underwriting discounts and commissions for the initial public offering and approximately US$6.3 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters which was closed in September 2019, we offered and sold an aggregate of 8,085,000 ADSs at an initial public offering price of US$9.5 per ADS (without considering the change of ADS ratio to one ADS to 20 Class A ordinary shares effected on January 18, 2023), and received approximately US$66.8 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses: one material weakness that has been identified related to the lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; other three material weaknesses that have been identified related to the lack of timely and appropriate detailed account analysis and related account reconciliation in the Company’s closing process, and the lack of documentation in support of the Company’s key process flows and related key internal control policies and procedures as well as documentation of the Company’s critical accounting estimates and the procedures it has completed to ensure compliance with U.S. GAAP, the lack of proper documentation in support of certain accounting transactions and for the facilitation of audit process, and the lack of proper documentation in support of the Company’s investment values and impairment analysis; the last material weakness that has been identified was related to the lack of timely and appropriate analysis of certain material accounts requiring significant adjustments at the period end during the course of the corresponding accounting period. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business- In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Management’s Plan for Remediation of Material Weaknesses

Our management will review the implementation of the existing internal control measures and conduct rectification accordingly, and strictly follow the internal control requirements. Meanwhile, we will also consider to engage professional third parties to make necessary changes and improvements to the overall design of the Company’s control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures and of internal control over financial reporting described above.

To remediate the material weaknesses described above, we plan to (i) enhance the effectiveness of our financial reporting process by placing additional focus on the timeliness and quality of our detailed account analyses, and (ii) strengthen the integrity of our disclosure controls by developing a formal process to ensure that all significant transactions will be thoroughly evaluated for disclosure during the financial reporting process.

We have implemented the following measures to address the material weaknesses identified. We have engaged a qualified financial consulting firm with extensive experience in U.S. GAAP and SEC reporting to assist us in the preparation of our consolidated financial statements and related notes to the financial statements; completion of related account analyses and reconciliations; and development of relevant accounting policies and procedures that are designed to ensure compliance with U.S. GAAP. However, the implementation of these measures is still at an early stage and we need more time to fully implement these measures to remediate the material weaknesses. Therefore, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a Company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

The table below sets forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal year ended December 31, 2022.

For the Year Ended December 31, 2022
(in thousands of RMB)
Audit fees(1)	5,449

The table below sets forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal year ended December 31, 2021.

For the Year Ended December 31, 2021
(in thousands of RMB)
Audit fees(1)	4,748

(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by Wei, Wei & Co., LLP for the year ended December 31, 2021 and 2022, as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5250(d), Section 5605(b)(1), Section 5605(c)(2) and Section 5620 of the Nasdaq Listing Rules requires listed companies to distribute their annual reports, obtain shareholders’ approval on adoption of equity incentive awards plans, have a majority of its board members to be independent and an audit committee of at least three members, and hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We followed home country practice with respect to the foregoing requirements.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of 9F Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective August 15, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on August 8, 2019 (File No. 333-232802))
2.3	Deposit Agreement dated August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.4	Shareholders Agreement between the Registrant and other parties thereto dated September 20, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
2.5*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
2.6*	Amendment No. 1 to Deposit Agreement dated January 18, 2023, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.5	English version of executed form of master exclusive service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed master exclusive service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.6	English version of executed form of exclusive option agreement among a VIE of the Registrant, its shareholder, the WFOE of the Registrant, and the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))
4.7	English version of executed form of equity interest pledge agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))
4.8	English version of executed form of proxy agreement and power of attorney among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed proxy agreements and powers of attorney adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))

4.9	English version of executed form of loan agreement between the shareholder of a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))
4.10	English version of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Shuke as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Shuke (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))
4.11	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F of the Registrant of the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.12	Subscription Agreement, dated July 19, 2021, between the Registrant and Rich Way Global Limited (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.13	Subscription Agreement, dated July 19, 2021, between the Registrant and Sky Ease Ventures Limited (incorporated herein by reference to Exhibit 10.13 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.14	Restated and Amended Subscription Agreement, dated September 29, 2021, among the Registrant, Sky Ease Ventures Limited and Brilliant Code Investment Limited. (incorporated herein by reference to Exhibit 10.14 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.15	English translation of Service Agreement, dated November 5, 2021, between Moore Digital Technology Information Service Limited and MOVEON EFFORT LIMITED (incorporated herein by reference to Exhibit 10.15 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.16	Warrant Agreement, dated November 5, 2021, between the Registrant and MOVEON EFFORT LIMITED (incorporated herein by reference to Exhibit 10.16 to the F-1 filed on November 5, 2021 (File No. 333-260827))
8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Wei, Wei & Co., LLP
101.INS*	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

9F Inc.

	By:	/s/ Lei Liu
		Name:	Lei Liu
		Title:	Chief Executive Officer

Date: May 16, 2023

9F Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 9F Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and the financial statement schedule listed in the accompanying index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-years period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Wei, Wei & Co., LLP

Flushing, New York

May 16, 2023

We have served as the Company’s auditors since 2021.

9F INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS:
Cash and cash equivalents	2,443,419	2,433,279	352,792
Restricted cash	295,910	198,727	28,813
Term deposits	83,294	232,432	33,699
Investment in marketable securities	169,815	200,679	29,096
Accounts receivable, net of allowance for doubtful accounts of RMB1,444,000 and RMB1,444,582 as of December 31, 2021 and 2022, respectively	83,823	92,230	13,372
Other receivables, net of allowance for doubtful accounts of RMB65,647 and RMB26,861 as of December 31, 2021 and 2022, respectively	70,601	116,225	16,851
Loan receivables, net of allowance for doubtful accounts of RMB350,425 and RMB441,359 as of December 31, 2021 and 2022, respectively	260,224	146,177	21,194
Amount due from related party	41,750	—	—
Prepaid expenses and other assets	751,878	222,736	32,294
Long-term investments, net	727,426	530,207	76,873
Operating lease right-of-use assets, net	18,519	8,659	1,255
Property, equipment and software, net	43,551	69,389	10,060
Goodwill	22,117	24,730	3,586
Intangible assets, net	37,283	35,135	5,094
TOTAL ASSETS	5,049,610	4,310,605	624,979
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 46,175 and RMB 8,802 as of December 31, 2021 and 2022, respectively)	46,970	8,955	1,298
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 12,054 and RMB 15,685 as of December 31, 2021 and 2022, respectively)	14,544	15,745	2,283
Income taxes payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 255,618 and RMB 298,785 as of December 31, 2021 and 2022, respectively)	281,297	303,999	44,076
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 138,144 and RMB 76,138 as of December 31, 2021 and 2022, respectively)	467,248	250,346	36,297
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without resource to the Group of RMB 9,700 and RMB 4,918 as of December 31, 2021 and 2022, respectively)	17,909	8,316	1,206
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 23,967 and RMB 991,498 as of December 31, 2021 and 2022, respectively)	23,967	5,142	746
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 5,041 and RMB 4,233 as of December 31, 2021 and 2022, respectively)	7,730	7,126	1,033
TOTAL LIABILITIES	859,665	599,629	86,939
Commitments and Contingencies (Note 20)
Shareholders’ equity:
Preferred shares (US$0.00001 par value; 20,000,000 shares authorized as of December 31, 2021 and December 31, 2022; no share issued and outstanding as of December 31, 2021 and 2022)	—	—	—
Class A ordinary shares (US$ 0.00001 par value; 460,000,000 shares authorized; 170,161,275 and 174,304,260 shares issued and outstanding as of December 31,2021 and December 31,2022, respectively)	1	1	—
Class B ordinary shares (US$ 0.00001 par value; 200,000,000 shares authorized; 61,162,400 and 61,162,400 shares issued and outstanding as of December 31, 2021 and December 31,2022，respectively)	1	1	—
Additional paid-in capital	5,780,609	5,786,068	838,901
Statutory reserves	466,468	465,495	67,490
Deficit	(2,057,773)	(2,686,354)	(389,485)
Accumulated other comprehensive loss	(55,107)	90,988	13,192
Total 9F Inc. shareholders’ equity	4,134,199	3,656,199	530,098
Non-controlling interest	55,746	54,777	7,942
Total shareholders’ equity	4,189,945	3,710,976	538,040
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	5,049,610	4,310,605	624,979

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues:
Sales income	5,667	202,960	154,906	22,459
Cost of goods sold	(3,515)	(59,088)	(46,424)	(6,731)
Gross Profit	2,152	143,872	108,482	15,728
Loan facilitation services	177,147	—	—	—
Post-origination services	859,102	39,782	35,820	5,193
Technical services	38,313	417,566	327,245	47,446
Others	175,776	101,143	43,696	6,335
Total net revenues	1,256,005	761,451	561,667	81,433
Other operating expenses and fees:
Sales and marketing	(340,769)	(165,477)	(62,243)	(9,024)
Origination and servicing	(542,259)	(47,094)	(69,018)	(10,007)
General and administrative	(1,303,833)	(522,820)	(374,882)	(54,353)
Provision for doubtful contract assets and receivables	(347,803)	(22,423)	(159,380)	(23,108)
Total operating expenses and fees	(2,538,179)	(816,902)	(711,947)	(103,223)
Operating Loss	(1,282,174)	(55,451)	(150,280)	(21,790)
Interest income	102,425	47,511	47,587	6,899
Impairment loss of investments	(462,490)	(27,422)	(181,820)	(26,361)
Impairment loss of goodwill	(50,291)	—	(200)	(29)
Impairment loss of intangible assets and property, equipment and software	(38,145)	(2,371)	—	—
Impairment loss of long term prepayment			(274,996)	(39,871)
Gain recognized on remeasurement of previously held equity interest in acquire	—	1,874	—	—
Unrealized loss of investment in marketable securities	—	(149,071)	(47,998)	(6,959)
Loss from disposals of subsidiaries	—	(4,897)	(7,843)	(1,137)
Loss on held-to-maturity investment	—	(14,096)	—	—
Other income, net	39,112	2,355	12,804	1,856
Loss before income tax expense and loss in equity method investments	(1,691,563)	(201,568)	(602,746)	(87,392)
Income tax expense	(538,322)	(26,735)	(11,623)	(1,685)
Dividend received from equity method investments	—	1,800	—	—
(Loss) income in equity method investments, net of tax of RMB (3,245), RMB (10,669) and RMB12,019 in 2020, 2021 and 2022, respectively	(21,317)	(7,167)	19,432	2,817
Net Loss	(2,251,202)	(233,670)	(594,937)	(86,260)
(Income) loss attributable to the non-controlling interest shareholders	(7,693)	(1,238)	196	28
Net loss attributable to 9F Inc.	(2,258,895)	(234,908)	(594,741)	(86,232)
Net loss attributable to ordinary shareholders	(2,258,895)	(234,908)	(594,741)	(86,232)
Net loss per ordinary share
Basic and diluted	(11.37)	(1.1)	(2.55)	(0.37)
Weighted average number of ordinary shares
Basic and diluted	198,596,879	213,635,470	233,216,045	233,216,045

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net loss	(2,251,202)	(233,670)	(594,937)	(86,260)
Other comprehensive income (loss):
Foreign currency translation adjustment	(99,173)	(48,154)	146,098	21,182
Unrealized loss on available for sale investments, net of tax of nil	—	—	—	—
Total comprehensive loss	(2,350,375)	(281,824)	(448,839)	(65,078)
Total comprehensive (income) loss attributable to the non-controlling interest shareholders	(7,693)	(1,238)	196	28
Total comprehensive loss attributable to 9F Inc.	(2,358,068)	(283,062)	(448,643)	(65,050)

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except for number of shares and per share data)

	9F Inc. Shareholders’ Equity
						Accumulated	Total
	Ordinary shares		Additional			other	9F Inc.	Non-	Total
	Number		paid-in	Statutory		comprehensive	shareholders’	controlling	shareholders’
	of shares	Amount	capital	reserve	Deficit	income (loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	195,191,000	2	5,241,296	459,029	488,236	92,220	6,280,783	47,045	6,327,828
Adoption of new accounting standard	—	—	—	—	(44,767)	—	(44,767)	—	(44,767)
Exercise of share options	8,319,681	—	—	—	—	—	—	—	—
Share-based compensation	—	—	290,630	—	—	—	290,630	—	290,630
Net loss	—	—	—	—	(2,258,895)	—	(2,258,895)	7,693	(2,251,202)
Provision of statutory reserve	—	—	—	7,323	(7,323)	—	—	—	—

Other comprehensive loss	—	—	—	—	—	(99,173)	(99,173)	—	(99,173)
Balance as of December 31, 2020	203,510,681	2	5,531,926	466,352	(1,822,749)	(6,953)	4,168,578	54,738	4,223,316
Issuance of common stocks in connection with private placements	20,927,739	—	199,197	—	—	—	199,197	—	199,197
Purchase of non-controlling interests	—	—	(3,285)	—	—	—	(3,285)	(230)	(3,515)
Exercise of share options	6,885,255	—	433	—	—	—	433	—	433
Share-based compensation	—	—	52,338	—	—	—	52,338	—	52,338
Net loss	—	—	—	—	(234,908)	—	(234,908)	1,238	(233,670)
Provision of statutory reserve	—	—	—	116	(116)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(48,154)	(48,154)	—	(48,154)
Balance as of December 31, 2021	231,323,675	2	5,780,609	466,468	(2,057,773)	(55,107)	4,134,199	55,746	4,189,945
Exercise of share options	—	—	—	—	—	—	—	—	—
Share-based compensation	4,142,985	—	5,459	—	—	—	5,459	—	5,459
Net loss	—	—	—	—	(594,741)	—	(594,741)	(196)	(594,937)
Disposal of subsidiaries	—	—	—	(973)	(33,840)	(3)	(34,816)	(770)	(35,586)
Other comprehensive loss	—	—	—	—	—	146,098	146,098	(3)	146,095
Balance as of December 31, 2022	235,466,660	2	5,786,068	465,495	(2,686,354)	90,988	3,656,199	54,777	3,710,976

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:
Net loss	(2,251,202)	(233,670)	(594,937)	(86,260)
Depreciation	14,500	25,137	18,767	2,721
Amortization	9,717	6,402	2,233	324
Share-based compensation	290,630	52,338	5,459	791
Loss from disposal of property and equipment	2,534	75	—	—
Share of loss (income) in equity method investments	21,317	7,167	(19,432)	(2,817)
Gain recognized on remeasurement of previously held equity interest in acquire	—	(1,874)	—	—
Unrealized loss of investment in marketable securities	—	149,071	47,998	6,959
Loss from disposals of subsidiaries	—	4,897	(7,843)	(1,137)
Impairment loss of equity securities without readily determinable fair value	282,076	23,193	164,161	23,801
Impairment loss of equity method investment	179,193	4,229	3,452	500
Impairment loss of held-to-maturity investment	1,221	—	14,207	2,060
Impairment loss of intangible asset	17,220	—	—	—
Impairment loss of property, equipment and software	20,925	2,371	—	—
Loss from disposal of held-to-maturity investment	—	14,096	—	—
Loss from disposal of equity method investments	—	—	—	—
Gain from disposal of equity securities without readily determinable fair value	—	—	(476)	(69)
Dividend received from equity method investments	—	1,800	—	—
Dividend income from cost method investment			(2,230)	(323)
Provision for allowance for doubtful accounts	340,287	19,041	159,380	23,108
Impairment loss of long term prepayment	—	—	274,996	39,871
Provision for doubtful contract assets	18,605	3,382	—	—
Impairment of goodwill	50,291	—	200	29
Changes in operating assets and liabilities	—	—	—	—
Accounts receivable	234,860	(39,967)	(8,990)	(1,303)
Other receivables	(55,605)	59,170	(6,355)	(921)
Loan receivables	(22,862)	(13,902)	8,762	1,270
Contract assets	(335,105)	6,992	—	—
Prepaid expenses and other assets	570,392	37,214	254,145	36,848
Operating lease right-of-use assets	93,123	10,149	9,859	1,429
Deferred tax assets	503,987	—	—	—
Amount due to related parties	(41,323)	(1,322)	(18,824)	(2,729)
Accrued expenses and other liabilities	(807,117)	(322,953)	(216,903)	(31,448)
Income tax payable	(65,056)	26,053	22,701	3,291
Payroll and welfare payable	(7,106)	(19,996)	1,203	177
Deferred revenue	(706,263)	(35,673)	(38,015)	(5,512)
Deferred tax liabilities	(7,934)	(1,550)	(604)	(88)
Operating lease liabilities	(95,905)	(11,594)	(9,594)	(1,391)
Net cash (used in) provided by operating activities	(1,744,600)	(229,724)	63,320	9,181
Cash Flows from Investing Activities:
Purchases of property, equipment and software and intangible assets	—	(7,738)	(44,812)	(6,497)
Disposals of property and equipment	43,674	—	207	30
Purchase of term deposits	(109,761)	—	(227,432)	(32,975)
Redemptions of term deposits	9,675	50,467	78,294	11,352
Acquisitions of subsidiaries, net of cash acquired	—	(10,828)	(2,897)	(420)
Purchase of marketable securities	—	(318,886)	(78,862)	(11,434)
Disposals of subsidiaries, net of cash disposed	—	22,893	—	—
Purchases of long-term investments	(469,578)	(38,097)	(3,000)	(435)
Disposal of long-term investments	31,497	22,418	51,765	7,505
Prepayment of investments	—	—	—	—
Payments for origination of loans receivable	—	—	—	—
Proceeds from collection of loans receivable	533,959	—	—	—
Loans to related parties	—	(41,750)	(51,030)	(7,399)
Repayment of loans to related parties	—	—	—	—
Capital paid for acquiring non-controlling interest	—	—	—	—
Net cash provided by (used in) investing activities	39,466	(321,521)	(277,767)	(40,273)
Cash Flows from Financing Activities:
Capital contribution by non-controlling shareholders	12,896	—	—	—
Net proceeds from issuance of common stocks in connection with private placements	—	199,197	—	—
Exercise of share options	—	433	—	—
Net cash provided by financing activities	12,896	199,630	—	—
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	212	(26,683)	107,124	15,532
Net increase (decrease) in cash, cash equivalent, and restricted cash	(1,692,026)	(378,298)	(107,323)	(15,560)
Cash, cash equivalents, and restricted cash at the beginning of the year	4,809,440	3,117,414	2,739,329	397,165
Cash, cash equivalents, and restricted cash at the end of the year	3,117,414	2,739,329	2,632,006	381,605
Supplemental disclosures of cash flow information:
Cash paid for income taxes	163,000	2,913	21,629	3,136
Cash paid for interest expense	—	—	—	—
Reconciliation to amounts on consolidated balance sheets:	—	—	—	—
Cash and cash equivalents	2,726,712	2,443,419	2,433,279	352,792
Restricted cash	390,702	295,910	198,727	28,813
Total cash, cash equivalents, and restricted cash	3,117,414	2,739,329	2,632,006	381,605

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands except for number of shares and per share data)

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

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through two PRC domestic companies, Jiufu Shuke and Beijing Puhui Lianyin Information Technology Limited (“Beijing Puhui”), whose equity interests are held by certain management members and the Founders of the Group. The Group established seven wholly-owned foreign invested subsidiaries in the PRC, Beijing Shuzhi Lianyin Technology Co., Ltd (“Beijing Shuzhi Lianyin”), Zhuhai Xiaojin Hulian Technology Co., Ltd (“Xiaojin Hulian”), Zhuhai Wukong Youpin Technology Co., Ltd (“Wukong Youpin”), Qianhai Fuyuan Network Technology (“Qianhai Fuyuan”) Co., Ltd , Beijing Diyi Technology Co., Ltd (“Beijing Diyi”),Shanghai Shuzhi Lianyin Technology Co., Ltd (“Shanghai Shuzhi Lianyin”),Shenzhen Chuangshi Jiyuan Technology Co., Ltd(“Shenzhen Chuangshi”) ,(“Qianhai Fuyuan”, together with Beijing Shuzhi Lianyin,Shanghai Shuzhi Lianyin, Xiaojin Hulian, Beijing Diyi,Shenzhen Chuangshi and Wukong Youpin collectively referred as the “WFOEs”).As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through two PRC domestic companies, Jiufu Shuke and Beijing Puhui Lianyin Information Technology Limited (“Beijing Puhui”), whose equity interests are held by certain management members and the Founders of the Group. The Group established four wholly-owned foreign invested subsidiaries in the PRC, Beijing Shuzhi Lianyin Technology Co., Ltd (“Shunzhi Lianyin”), Zhuhai Xiaojin Hulian Technology Co., Ltd (“Xiaojin Hulian”), Zhuhai Wukong Youpin Technology Co., Ltd (“Wukong Youpin”), and Qinghai Fuyuan Network Technology (Shenzhen) Co., Ltd (“Qinghai Fuyuan”, together with Shunzhi Lianyin, Xiaojin Hulian, and Wukong Youpin collectively referred as the “WFOEs”).

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

Details of the VIE Agreements, are set forth below:

VIE Agreements that were entered to give the Group effective control over the VIEs include:

Voting Rights Proxy Agreement and Irrevocable Power of Attorney

Under which each shareholder of the VIEs grant to any person designated by WFOEs to act as its attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the equity interest held by such shareholders of the VIEs. The proxy and power of attorney agreements will remain effective as long as WFOEs exist. The shareholders’ of the VIEs do not have the right to terminate the proxy agreements or revoke the appointment of the attorney-in-fact without written consent of the WFOEs.

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

The VIE Agreements that enables the Group to receive substantially all of their economic benefits include:

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

Master Exclusive Service Agreement

Pursuant to exclusive service agreement, WFOEs have the exclusive right to provide the VIEs with technical support, consulting services and other services. WFOEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs may not accept any services covered by this agreement provided by any third party. The VIEs agree to pay service fees to WFOEs. The agreement will remain effective unless WFOEs terminate the agreement in writing.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB
Assets:
Cash and cash equivalents	1,436,350	1,763,619
Term deposits	85,000	5,000
Investment in marketable securities	78,725	58,384
Accounts receivable, net	79,605	69,549
Other receivables, net	34,439	99,494
Loan receivables, net	234,750	111,306
Amounts due from related parties	41,750	1,425
Prepaid expenses and other assets	705,528	210,450
Contracts assets, net	—	—
Long-term investments, net	490,314	457,757
Operating lease right-of-use assets, net	10,602	5,423
Property, equipment and software, net	32,593	60,254
Goodwill	72,304	21,932
Intangible assets, net	37,386	16,933
Total assets	3,339,346	2,881,526
Liabilities:
Deferred revenue	46,175	8,802
Payroll and welfare payable	12,054	15,685
Income taxes payable	255,618	298,785
Accrued expenses and other liabilities	138,144	76,138
Operating lease liabilities	9,700	4,918
Amounts due to related parties	23,967	991,498
Deferred tax liabilities	5,041	4,233
Total liabilities	490,699	1,400,059

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	1,145,210	701,329	535,149
Net (loss)	(1,479,883)	(154,732)	(357,418)

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(753,416)	1,014,571	251,106
Net cash used in investing activities	(511,832)	(51,410)	76,163
Net cash provided by (used in) financing activities	—	3,305	—

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

The VIEs contributed an aggregate of 92.10% and 94.89% of the consolidated net revenues for the years ended December 31, 2021 and 2022, respectively. The rest of revenue are from South Asia and HK. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 66.16% and 66.66%, respectively, of the consolidated total assets, and 57.08% and 233.49%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents.

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

Revenue recognition

The Group follows the Financial Accounting Standards Board (FASB) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 to account for its revenues.

The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Online Lending Information Intermediary Services revenue

Through its online platform, the Group provides intermediary services for the personal financing product, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). The Group also provides one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). For revolving loan products and non-revolving loan products, the Group’s services provided consisted of:

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

The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

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

The Group determined the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price was allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group did not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There was no direct observable standalone selling prices for similar services in the market that was reasonably available to the Group. As a result, the Group used an expected plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involved significant judgements. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considered the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognized revenue when (or as) it satisfied the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation services were recognized at the time a loan was originated between the investor and the borrower and the principal loan balance was transferred to the borrower, at which time the loan facilitation service was considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. The majority of the service fees are charged to the borrowers, which is collected upfront at the loan inception or collected over the loan term. Investor paid service fees to the Group either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of self-directing investing tools). In 2020, service fees charged at the beginning or at the end of the investment commitment period or over the terms of the loans in the periods presented are calculated to be equal to an annualized interest rate ranging from 0.5% to 1.5% based on the investment amount and the investment term. Service fees charged to borrowers and investors, including the service fees charged to investors collected at the end of the investment commitment period or over the terms of the loans in the periods presented, are combined as contract price to be allocated to the two performance obligations relating to loan facilitation services and post-origination services, and recognized as revenue when the relevant services are delivered. Revenue recognized related to service fees not yet received from investors that will be collected at the end of the investment commitment period and over the commitment period are recorded as accounts receivable. All service fees are fixed and not refundable. Revenue recognized is recorded net of value added tax (“VAT”). Remaining performance obligations represent the amount of the transaction price for which service has not been performed under post-origination services.

In December 2020, the Group ceased publishing information relating to new offerings of investment opportunities in fixed income products for investors on its online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by the Group and a licensed asset management company, the rights of investors in existing loans underlying the fixed income products were transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated became nil and loan facilitation services were nil in 2021 and 2022, and the asset management company provided the existing investors with services in relation to the return of their remaining investment in loans.

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

The Group considers the loan facilitation service and post origination service as two separate performance obligations. The Group determines the total transaction price to be the service fees chargeable from the borrowers or the financial institution partners, which is the contracted price adjusted for variable consideration such as potential loan prepayment by the borrowers that could reduce the total transaction price, which is estimated using the expected value approach based on historical data and current trends of prepayments of the borrowers. Then the transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606, similar to online lending information intermediary services revenue.

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

Sales income

Sales income from sales of the Group’s products to end customers directly through the Group’s online stores run on third party e-commerce platforms with a platform service agreement. Under the platform service agreement, the Group sets up online stores on the platforms to sell the Group’s products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods. If customers report defects after receipt but are still within the warranty period (varies from 6 months to 24 months), we will have the defective goods repaired, replaced or take another appropriate action to compensate timely, specifically, the Group should take action in 48 hours. The total amount of returned goods actually occurred in 2022 years is not material, the Group will do not estimate warranty obligation in 2022 years.

The Group identifies its performance obligation to transfer control of the products ordered on the e-commerce platform to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction prices will be allocated to different performance obligations based on relative standalone selling prices.

The Group recognizes sales income upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. Subsequently, RMB1, RMB89 and RMB874 were returned to the Group for the years ended December 31, 2020, 2021 and 2022, respectively.

Technical services

The Group offers technical services to customers including technology empowerment services, operation and marketing services, customized software development, etc. Technology empowerment services to customers with respect to user acquisition, risk management, consumption scenario perceptions and comprehension and data modeling.

Technical services generate revenues primarily from fixed-price short-term contracts from technology empowerment services, operations and marketing support services and is generally recognized over time on a ratable basis. Revenue generated from technology customized software development is recognized when control over the customized software has been transferred to the customer.

Other revenues

Other revenues mainly include wealth management services, customer referral and government subsidy income, etc.

Wealth management services generate revenues from Internet Securities Services, Insurance Brokerage Services and Small consumptive business in Southeast Asia.

The Group offers convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Internet Securities Services generates revenue from commissions through customers’ transactions in stocks by providing brokerage services for its customers.

The Group enters into insurance brokerage service contracts with insurance companies with a pre-agreed commission. The commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium paid to the insurance companies from sales facilitated by the group\. For insurance brokerage services, the single performance obligation identified is to provide facilitation service to the insurance companies.

For each type of wealth management services, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. The Internet Securities Service is recognized at a point in time on the trade date when the performance obligation is satisfied. The brokerage service commissions are earned when each individual service is completed.

Value added taxes (“VAT”)

The Group is subject to value added tax, or VAT, at a rate of 16% from May 1, 2018 to March 31, 2019 and 13% thereafter on sales of products, and at a rate of 6% on services rendered by the Group, less any deductible VAT the Group has already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. Since April 1, 2019, the Group has been subject to an additional 10% deductible VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. VAT is reported as a deduction to revenue when incurred and amounted payable to RMB52,697, and RMB32,338 for the years ended December 31, 2021 and 2022, respectively. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other liabilities on the face of balance sheet.

Disaggregation of revenues

The Group generates revenues primarily from loan facilitation and post-origination services provided to investors, borrowers and financial institution partners through its online lending information intermediary services and direct lending program. The Group generates revenues from sales income and technical services provided to customers. The Group also recognizes other revenues, such as customer referrals and government subsidy income, etc. The following table provides further disaggregation by types of revenues recognized for year ended December 31,2020, 2021 and 2022:

	Loan	Post
	facilitation	origination	Sales	Technical	Other
2020	services	services	income	services	revenues	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Online lending platform revenue
Revolving loan products	26,376	203,748	—	—	—	230,124
Non-revolving loan products	84,485	202,097	—	—	—	286,582
Direct lending program revenue	66,286	453,257	—	—	—	519,543
Other revenue	—	—	5,667	38,313	175,776	219,756
Total	177,147	859,102	5,667	38,313	175,776	1,256,005

	Loan	Post
	facilitation	origination	Sales	Technical	Other
2021	services	services	income	services	revenues	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Online lending platform revenue
Revolving loan products	—	30,604	—	—	—	30,604
Non-revolving loan products	—	—	—	—	—	—
Direct lending program revenue	—	9,178	—	—	—	9,178
Other revenue	—	—	202,960	417,566	101,143	721,669
Total	—	39,782	202,960	417,566	101,143	761,451

	Loan	Post
	facilitation	origination	Sales	Technical	Other
2022	services	services	income	services	revenues	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Online lending platform revenue
Revolving loan products	—	35,820	—	—	—	35,820
Other revenue	—	—	154,906	327,245	43,696	525,847
Total	—	35,820	154,906	327,245	43,696	561,667

The Group manages its business through a comprehensive offering of financial products and services tailored to the needs of the investors, borrowers and customers. These financial products are categorized by the Group as Online Lending platform revenue, sales income, technical services and others. The following table illustrates the disaggregation of revenues by product offering in 2020, 2021 and 2022:

	December 31,	December 31,	December 31,
	2020	2021	2022
Loan product revenue	847,576	—	—
Facilitation/post	188,673	39,782	35,820
Sales income	5,667	202,960	154,906
Technical services	38,313	417,566	327,245
Others	175,776	101,143	43,696
	1,256,005	761,451	561,667

Loan products

In 2020, 2021 and 2022, loan products represented product offerings tailored to the needs of the borrowers. Loan product revenues in the above table represented the portion of the service fees that were charged to borrowers through the Group’s online lending information intermediary services or financial institution partners under direct lending program business

Deferred Revenue

Deferred revenue consists of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenues are recognized ratably as revenue when the post-origination services are delivered during the loan period. Revenue recognized during the year December 31,2022 that was included in the deferred revenue balance at the beginning of the year was RMB38,015.

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

On August 24,2020, the Group signed the asset management agreement and supplementary agreement with Ningxia Shunyi. According to the agreement, after the completion of the creditor’s rights transfer, Ningxia Shunyi and other third parties will provide services, including intermediary or management services. Pursuant to certain arrangements entered into among the Group, Ningxia Shunyi and Xi’an Guoheng Legal Service Co., Ltd. (“Guoheng”), Guoheng, with assistance from other third-party entities, provide such services to the Group.

Quality assurance fund liability

In order to provide assurance for investors, the Group established an investors’ protection plan.

The Group cooperated with third party guarantee and insurance companies, who provided investor protection services to replace the former quality assurance fund model, and the Group has no legal obligation to make compensation payments to investors on defaulted loans, and therefore no longer records a quality assurance fund liability in accordance with ASC 405-20, Extinguishments of liabilities.

In August 2016, the Group cooperated with Guangdong Nanfeng Guarantee Ltd. (“Nanfeng Guarantee”) and Taiping General Insurance Co., Ltd, (“China Taiping”) to launch an investor protection plan to replace the former quality assurance fund model. As part of the agreement with Nanfeng Guarantee and China Taiping, the Group transferred its legal responsibility to guarantee the existing loans (i.e., existing and future defaults) to Nanfeng Guarantee and China Taiping. The Group agreed to pay the balance of the quality assurance fund as of August 25, 2016 of RMB287 million from its own special account to a depository account set up by Nanfeng Guarantee and supervised by China Taiping. For all new loans facilitated, the borrowers paid the quality assurance fund to Nanfeng Guarantee to manage as part of the guarantee fund reserve going forward. A separate insurance policy was entered into by each borrower and the insurance company (i.e., China Taiping), where the insurance company charged an insurance premium to the borrower to cover additional default risks. Nanfeng Guarantee used the quality assurance fund in the depository account to compensate the defaulted loans. China Taiping will not cover the repayment until the balance of the depository account at the depository bank becomes insufficient. As a result, the Group no longer has a legal obligation to make compensation payments to investors for defaults (both incurred and future) related to its existing loan portfolio as well as loans originated subsequent to August 25, 2016.

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

Since February 2020, the Group began to collaborate with Zhongtian Caizhi Financing Guarantee Co., Ltd. (“Zhongtian Guarantee”), an independent third party. For all the new loans originated since February 2020, borrowers are required to make contributions to the depository account set up by Zhongtian Guarantee. If a loan is past due for a certain period, Zhongtian Guarantee will use the cash available in the depository account to repay the investors up to the total amount of principal and the accrued interests. As the Group ceased the operation of its online lending information intermediary platform, in 2022, there was no such collaboration between the Group and Zhongtian Guarantee.

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

Restricted cash

A subsidiary of the Group receives funds from investors for the purpose of buying or selling securities on behalf of its customers. The funds are deposited in a bank account restricted only for the use of purchasing securities on behalf of the investors and the use of the funds within this account are monitored by the bank. Such bank balance represents an asset of the Group for the amounts due to customers for the segregated bank balance held and payable to customers on demand. A corresponding payable to customers is recorded upon receipt of the cash from the customer. As of December 31, 2021, and 2022, the Group had restricted bank deposits of RMB295,910 and RMB 198,727, respectively.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year. As of December 31, 2021, and 2022, the Group had term deposits of RMB83,294 and RMB232,432, respectively.

Investment in marketable securities

Investment in marketable securities consist of stocks placed with securities. The Group purchased common stock on the open market through securities companies. As of December 31, 2021, and 2022, the Group had investment in marketable securities of RMB169,815 and RMB200,679 respectively.

Loans receivable

Loans receivable are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans and estimates the cash flow expected to be collected over the life of the loans on an individual basis based on the Group’s past experience, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. An allowance for doubtful accounts will be established for the loans with collection issues. Provision for uncollectable loans was recorded in the amount of RMB23,979 and RMB113,110 for the years ended December 31, 2021 and 2022, respectively.

Inventories, net

Inventories consisting of products available for sale are valued at the lower of cost or net realizable value with cost determined using the first-in, first-out cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when future estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). Certain costs attributable to buying and receiving products, such as freight in, are also included in inventories. As of December 31, 2021, and 2022, the Group had inventories, net of RMB1,250 and RMB2,662 in “Prepaid expenses and other assets” in the balance sheets, respectively.

Allowance for doubtful accounts

Accounts receivable, other receivables and loan receivables are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Group continuously monitors collections from its borrowers and customers and maintains an allowance for doubtful accounts based on various factors, including aging, historical collection data, specific collection issues that have been identified, borrower concentration, general economic conditions and other factors surrounding the credit risk of specific borrowers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined it is probable that the balance will not be collected. The movement of the allowance for doubtful accounts is as follows:

	Accounts	Other	Loans
	receivable	receivables	receivable	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2020	1,446,994	82,952	329,364	1,859,310
Provision for doubtful accounts	—	—	23,979	23,979
Reversal	(2,994)	(3,026)	(2,918)	(8,938)
Write-offs	—	(14,279)		(14,279)
Balance at December 31, 2021	1,444,000	65,647	350,425	1,860,072
Provision for doubtful accounts	612	26,854	113,100	140,566
Reversal	(30)	(65,640)	(7,561)	(73,231)
Write-offs			(14,605)	(14,605)
Balance at December 31, 2022	1,444,582	26,861	441,359	1,912,802

Refer to Note 4 - Loan Receivables for further information on the allowance for loans receivable and Note 5 - Prepaid expenses and other assets for further information on allowance for prepaid expenses and other assets.

Business Combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquire over (ii) the fair value of the identifiable net assets of the acquire, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

Long-term investments

The Group’s long-term investments consist of equity securities without readily determinable fair values, equity method investments, held-to-maturity and available-for-sale investments.

a.	Equity securities without readily determinable fair value

Historically, for investee companies over which the Group did not have significant influence and a controlling financial interest, the Group accounts for these as cost method investments under ASC 325-20. In January, 2018, the Group adopted Accounting Standards Update (“ASU”) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and elected to account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction on the cost of the investment. The impairment losses on the equity securities without readily determinable fair values during the years ended December 31, 2020, 2021 and 2022 were RMB282,076, RMB 631,393, and RMB102,510 respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other than temporary. The Group estimates the fair value of the investee company based on comparable quoted prices for similar investments in an active market, if applicable, or a discounted cash flow approach which requires significant judgments, including the estimate of future cash flows, which is dependent on internal forecasts, the estimate of long term growth rate of a company’s business, the estimate of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The impairment losses on its equity method investment were RMB179,193, RMB58,033 and RMB427,697 during the years ended December 31, 2020, 2021 and 2022, respectively.

c.	Held-to-maturity and available-for-sale investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity, and are recorded at amortized cost. As of December 31, 2021, and 2022, the balance of held-to-maturity securities were RMB38,000 and nil, respectively.

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for it as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. The available-for-sale investments are carried at their fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

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

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group recorded impairment losses (reversal) on its held-to-maturity and available for sale investments during the years ended December 31, 2020, 2021 and 2022 of RMB1,221, RMB (676) and nil, respectively.

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

Based on the Group’s impairment assessment, the Group recorded goodwill impairment of RMB50,291, nil and RMB 200 for the years ended December 31, 2020, 2021 and 2022, respectively.

Property, equipment and software, net

Property, equipment and software consists of computer and transmission equipment, furniture and office equipment, office buildings, software, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and office equipment	5 years
Office Building	20 years
License	20 years
Software	5 years
Leasehold improvements	Over the shorter of the remaining lease term or estimated useful life

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans.

Sales and marketing

Sales and marketing consist primarily of selling and marketing expenses and cost of goods sold. Selling and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention and general brand and awareness building. Selling and marketing expenses were RMB340,769，RMB165,477 and RMB62,243 for the years ended December 31, 2020, 2021 and 2022, respectively. Cost of goods sold primarily consists of the purchase price of products, packaging material, handling costs and product delivery costs. Cost of goods sold is related to sales income. Cost of goods sold were RMB3,515, RMB59,088, and RMB46,424 for the years ended December 31, 2020, 2021 and 2022, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income. Advertising costs were RMB 20,704, RMB 495 and RMB 19 for the years ended December 31, 2020, 2021 and 2022, respectively.

Government subsidy income

The Group receives government grants and subsidies in the PRC from various local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as non-operating income in the consolidated statements of operations and comprehensive income (loss) in the period the cash is received. The government grants received by the Group were RMB27,440, RMB437 and RMB512 for the years ended December 31, 2020, 2021 and 2022, respectively.

Leases

The Group leases certain office premises in different cities in the PRC and overseas under operating leases. In accordance with FASB ASC Tpoic 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement date. The Group measures its lease liabilities based on the present value of the total lease payments to be paid discounted based on the more readily determinable rate implicit in the lease or the Groups incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of corporate debt of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available for use by the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operation and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021 and 2022.

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

Foreign currency translation

The Group’s functional and reporting currency is RMB. The functional currency of the Group’s entities in Hong Kong is Hong Kong dollars. The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

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

Convenience translation

Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972 on December 31, 2022, the last business day for the year ended December 31, 2022, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into the US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)	Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB 1,455,089 and RMB1,751,808, which were denominated in RMB at December 31, 2021 and December 31,2022, respectively, representing 53.26% and 71.99% of the cash and cash equivalents at December 31 ,2021 and December 31,2022 respectively.

ii)	Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, loans receivable, prepaid expenses and other assets. As of December 31, 2021 and December 31,2022 the majority of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the Deposit Insurance Regulation in different areas, RMB25,500 was insured and RMB1,726,308 was not insured in mainland China with the policy of RMB 500,000 insured by each banking financial institution, RMB2,652 was insured and RMB581,686 was not insured in HK, with the policy of HKD 500,000 insured by each banking financial institution, RMB 3,449 was insured and RMB 3,450 was not insured in America with the policy of $250,000 insured by each banking financial institution, RMB 90,235 was not insured in Southeast Asia with the policy of nil insured. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group made loans to third-party companies under loan agreements and is exposed to credit risk in the case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal balance plus accrued interest on the balance sheets dates. As of December 31, 2021 and December 31,2022, there was RMB260,224 and RMB151,368 of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor. Refer to Note 2 Details of the VIE for concentrations in the geographic areas.

There are RMB 185 million (representing 33% ), RMB 145 million (representing 26% ) and RMB 87 million(representing 16% ) from customer A, customer B and customer C individually represented greater than 10% of the total net revenues for the year ended December 31, 2022.

There are RMB141 million (representing 19% )and RMB102 million (representing13% )from customer A and customer B individually represented greater than 10% of the total net revenues for the year ended December 31, 2021.

There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2021 and 2022.

Recent accounting pronouncements adopted

In January 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (ASU 2020-01), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. The Group adopted this new standard beginning June 1, 2022 with no material impact on its consolidated financial statements.

Current expected credit losses impairment

In June 2016, the FASB issued ASU 2016-13,Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date using a current expected credit loss model based on historical experience, current conditions, and reasonable and supportable forecasts.

The Group adopted ASC 326 on January 1, 2020 using the modified retrospective transition approach. Based on the nature of the Group’s financial instruments within the scope of this standard, which are primarily accounts receivable and other receivables, the adoption of the new standard did not have a material effect on the Group’s consolidated financial statements.

 The Group does not believe that other recently issued accounting standards, if currently adopted, will have a material effect on the Group’s consolidated financial statements.

3. BUSINESS ACQUISITIONS

In 2022, the Group purchased Lion Global Financial Limited for consideration of RMB5,811. Based on a valuation performed by the Group with the assistance of a third-party valuation expert, the purchase price has been allocated to the fair value. Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquiree were presented because the effects of this business combinations was not significant to the Group’s consolidated results of operations.

4. LOANS RECEIVABLE, NET

	December 31,	December 31,
	2021	2022
Loans receivable	289,705	587,624
Less: allowance for doubtful accounts	(29,481)	(441,447)
Total	260,224	146,177

The Group entered into several loan agreements with certain third-party post loan service companies. As of December 31, 2022, the Group had RMB146 million loans receivable outstanding, with terms ranging from 6 to 48 months with interest at nil to 14%, per annum.

As of December 31, 2022, the Group has a RMB441.4 million allowances for uncollectable loans receivable, respectively.

Interest-earning loan receivables are on non-accrual status if loans are past due for more than 90 days. As of December 31, 2021 and December 31, 2022, RMB23,000 and RMB25,000 loan receivables were on non-accrual status.

The following table sets forth the aging of loans as of December 31,2021 and December 31,2022:

	1 - 89 days	90 days or	Total past
	past due	more past due	due	Current	Total loans
December 31, 2021	—	23,000	23,000	266,705	289,705
December 31, 2022	1,700	348,264	349,964	237,660	587,624

5. PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2021	2022
Deposits(i)	68,219	127
Advances to suppliers	19,732	9,971
Prepaid taxes (ii)	304,278	203,661
Prepaid service fee	36,306	7,429
Prepaid investment	304,996	—
Others	22,347	5,548
Less: Allowance for doubtful accounts	(4,000)	(4,000)
Total	751,878	222,736

(i)	Deposits mainly include rent deposits and deposits to third-party vendors.

(ii)	Prepaid taxes were the deductible VAT which can be deducted in the future.

6. FAIR VALUE OF ASSETS AND LIABILITIES

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “Note 2—Summary of Significant Accounting Policies.”

Financial instruments recorded at fair value

Assets and Liabilities Recorded at Fair Value.

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

				Total
December 31, 2021	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Long-term investments	—	—	413,959	413,959
Investment in marketable securities	169,815	—	—	169,815
Total Assets	169,815	—	413,959	583,774
December 31, 2022
Assets
Long-term investments	—	—	431,301	431,301
Investment in marketable securities	200,679	—	—	200,679
Total Assets	200,679	—	431,301	631,980

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, restricted cash, term deposits, accounts receivable, other receivables, loan receivables, prepaid expenses and other assets, accrued expenses and other liabilities and amounts due from/to related parties are not recorded at fair value. The fair values of these financial instruments, other than loans receivable, approximate their carrying value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

7. LONG-TERM INVESTMENTS

	Equity securities without readily determinable	Equity method	Available for sales	Held-to- maturity
	fair value	investments	investment	investment	Total
	RMB	RMB		RMB	RMB
Balance at December 31, 2019	543,178	206,823	10,443	15,200	775,644
Additions	396,549	53,929	—	19,100	469,578
Disposals	(5,000)	—	(10,443)	—	(15,443)
Share of (loss) in equity method investments	—	(21,317)	—	—	(21,317)
Impairment charges	(282,076)	(179,193)	—	(1,221)	(462,490)
Impact of exchange rate	(4,949)	(2,751)	—		(7,700)
Balance at December 31, 2020	647,702	57,491	—	33,079	738,272
Additions	97	19,971	—	38,000	58,068
Disposals	—	(7,652)	—	(18,983)	(26,635)
Loss in held-to-maturity investment	—	—	—	(14,096)	(14,096)
Share of (loss) in equity method investments	—	(7,167)	—	—	(7,167)
Impairment charges	(23,193)	(4,229)	—	—	(27,422)
Impact of exchange rate	6,787	(381)	—	—	6,406
Balance at December 31, 2021	631,393	58,033		38,000	727,426
Additions	—	3,000		14,207	17,207
Disposal	—	(14,738)		(38,000)	(52,738)
Loss in held-to-maturity investment	—	—		—	—
Share of income in equity method investments	—	19,432		—	19,432
Impairment charges	(164,161)	(3,452)		(14,207)	(181,820)
Impact of accounting method changes	(361,100)	361,100		—	—
Impact of exchange rate	(3,622)	4,322		—	700
Balance at December 31, 2022	102,510	427,697		—	530,207

Equity securities without readily determinable fair value

The following table sets forth the Group’s equity securities without readily determinable fair value:

	December 31,	December 31,
	2021	2022
	RMB	RMB
EZhou Rural Commercial Bank	40,000	40,000
BitPay, Inc. (Delaware)(i)	25,490	27,589
Zhuhai Yuanxin investment partnership (limited partnership(“ZhuhaiYuanxin”)	15,000	—
Ningbo Weilie investment management partnership (limited partnership) (“NingboWeilie”) (ii)	20,000	20,000
Shanghai Xinzheng Financial Information Consulting Co., Ltd. (iii)	129,786	—
Hubei Consumption Financial Company (“Hubei Consumption”)	361,100	—
Others	40,017	14,921
Total	631,393	102,510

(i)	In March 2018, the Group acquired a 1.11% of equity interest in BitPay, Inc. (Delaware) for a cash consideration of US$4,000. The Group holds 1.11% equity interest as of December 31, 2021 and December 31,2022. No impairment existed at December 31, 2021 and December 31,2022,and there were no observable price changes for the year ended December 31, 2022.

(ii)	In December 2017, the Group purchased a 8.50% equity interest in Ningbo Weilie for a total cash consideration of RMB 20,000,000.No impairment existed at December 31, 2021 and December 31,2022, and there were no observable price changes for the year ended December 31,2022.

(iii)	In September 2018, the Group purchased a 15% equity interest of Shanghai Xinzheng Financial Information Consulting Co., Ltd. for a total consideration of RMB129,786. The Group holds a 15% equity interest as of December 31, 2021 and 2022 respectively. No impairment existed at December 31, 2021. Due poor operation and accumulated loss of Shanghai Xinzheng , the Group fully impaired the investment as of December 31,2022.

Equity method investments

	December 31,	December 31,
	2021	2022
	RMB	RMB
CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd (“CSJ Golden Bull”) (i)	17,101	10,549
PT.TIRTA Finance(ii)	19,760	24,218
Hubei Consumption Financial Company (“Hubei Consumption”) (iii)	—	390,019
Others	21,172	2,911
Total	58,033	427,697

(i)	In September 2017, the Group purchased an equity interest of CSJ Golden Bull for a total cash consideration of RMB40,900. The Group holds a 25% equity interest as of December 31, 2021 and December 31, 2022.Equity loss of CSJ Golden Bull for the years ended December 31, 2020,2021 and 2022 was RMB4,540, RMB5,034 and RMB6,552 respectively.

(ii)	In June 2021, the Group sold 40% of PT.TIRTA Finance to Trusty Cars Pte. Ltd (a third party) and 5% of PT.TIRTA Finance to PT SAHABAT MITRA (a third party), and therefore deconsolidated PT.TIRTA Finance and record a loss of RMB582. The fair value at the disposal day was RMB 49,927 using the asset-based method based on various assumptions, e.g. Fair market, going concern, policy stability, etc. The Group continued to have significant influence on PT.TIRTA Finance and account for a 40% equity interest in it. After the transaction, Trusty Cars Pte. Ltd became a related party. Nil transaction between Trusty Cars Pte. Ltd and the Group after the transaction. No impairment existed at December 31, 2022, and there were no observable price changes for the year ended December 31, 2022.Equity loss of PT.TIRTA Finance for the years ended December 31, 2020,2021 and 2022 was nil, RMB211 and RMB (136) respectively.

(iii)	In December 2019, the Group paid RMB361,100 in cash in exchange for a 24.47% equity interest in Hubei Consumption. No impairment existed at December 31, 2021 and December 31, 2022, and there were no observable price changes for the year ended December 31, 2022.Equity income of Hubei Consumption for the years ended December 31, 2020,2021 and 2022 was RMB 4,540, nil and RMB 28,919 respectively.

Held-to-maturity investments

In 2019, the Group purchased a principal-guaranteed debt investment in the form of a beneficiary interest in a trust for cash consideration of RMB15,200, which had a stated maturity within one year. The Group extended the maturity date for another year in 2020 and disposed of the investment in 2021.

In 2020, the Group purchased another principal-guaranteed debt investment in the form of a beneficiary interest in a trust for cash consideration of RMB19,100, which had a stated maturity within one year. The Group disposed of this investment in 2021.

In 2021, the Group purchased another principal-guaranteed debt investment in the form of a beneficiary interest in a trust for cash consideration of RMB38,000, which had a stated maturity within one year. The Group disposed this investment in 2022.

As of December 31, 2022, there’s no principal-guaranteed debt investments.

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Office building	19,470	19,525	51,142
Computer and electronic equipment	57,856	58,351	60,402
Furniture and office equipment	10,065	10,386	13,895
Leasehold improvements	30,069	28,377	9,339
Software	46,008	54,492	53,563
Total property and equipment	163,468	171,131	188,340
Accumulated depreciation and amortization	(79,147)	(104,284)	(95,655)
Impairment loss for technology of discontinued online lending information services	(20,925)	(23,296)	(23,296)
Property, equipment, net	63,396	43,551	69,389

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2020, 2021 and 2022 was RMB14,500, RMB25,137 and RMB18,767, respectively

9. INTANGIBLE ASSETS, NET

	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Brokerage licenses	51,880	51,152	51,236
Trade Name	6,400	6,400	6,400
Technology	27,600	27,600	27,600
Total Intangible assets	85,880	85,152	85,236
Accumulated amortization	(24,247)	(30,649)	(32,881)
Impairment loss of technology with discontinued online lending information platform	(17,220)	(17,220)	(17,220)
Intangible assets, net	44,413	37,283	35,135

The amortization periods range from 5 years to 20 years. Amortization expense on intangible assets for the years ended December 31, 2020, 2021 and 2022 were RMB 9,717 , RMB6,402 and RMB2,233, respectively. As of December 31, 2022, the Group expects to record amortization expenses related to intangible assets RMB 5,124, RMB 5,046, RMB4,087, RMB 4,087and RMB4,087 for the next five years, respectively, and RMB4,087 thereafter.

10. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2021	2022
	RMB	RMB
Accrued advertising and marketing fees	52,371	66,786
Payables related to service fees and others	93,897	26,488
Amounts due to customers for the segregated bank balances held on their behalf	273,774	153,701
Deposits	2,575	586
Value added tax and surcharges	13,899	1,165
Other	30,732	1,620
Total accrued expenses and other current liabilities	467,248	250,346

11. RELATED PARTY BALANCES AND TRANSACTIONS

Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Zhuhai Hengqin Flash Cloud Payment Information Technology Limited (“Zhuhai Hengqin Payment”)	Entity controlled by Sun, Lei	Payment processing service
Nanjing Lefang	Investee with significant influence	Borrower acquisition and referral services purchased by the Group, consulting service provided to Nanjing Lefang by the Group, and related party loan
Shanghai Qiuzhi Information Technology Limited (“Shanghai Qiuzhi”)	Equity method investee (from May 2019)	Borrower acquisition and referral services
Beijing Jiuzao Technology Limited (“Beijing Jiuzao”)	Entity controlled by Sun, Lei (from December 2019)	Borrower acquisition and referral services
Hangzhou Shuyun Gongjin Technology Limited (“Hangzhou Shuyun”)	Entity controlled by Sun, Lei	Credit inquiry services
Hainan Chenxi Investment Consulting Co., Ltd (“Hainan Chenxi”)	Investee with significant influence (Since July 2020)	Related party loan, Insurance agency service
Diaobiao Zhonghai（Beijing）Technology Co., Ltd (“Diaobiao Zhonghai”)	Equity method investee (Since July 2020)	Capital
Zhongzheng Jinniu（Beijing）Investment Consulting Co., Ltd（ “Zhongzheng Jinniu” ）	Equity method investee (Since 2018)	Related party loan

Details of related party balances and transactions as of and for the years ended December 31, 2021 and 2022 are as follows:

(1)	Services provided by related parties

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Investors and borrower acquisition and referral services:
Beijing Jiuzao	852	—	—
Shanghai Qiuzhi	49	—	—
Subtotal	901	—	—
Insurance agency service:
Hainan Chenxi	—	—	519
Credit inquiry services:
Hangzhou Shuyun	358	—	—
Total	1,259	—	519

(2)	Amounts due from related parties

	December 31,	December 31,
	2021	2022
	RMB	RMB
Zhongzheng Jinniu	—	25,030
Hainan Chenxi	41,750	67,750
Subtotal	41,750	92,780
Impairment	—	(92,780)
Total	41,750	—

The Group entered into several loan agreements with Hainan Chenxi and as of December 31, 2022, the Group had RMB67.8 million loans receivable from Hainan Chenxi outstanding, with terms 12 months and with interest at 6%. The Group entered into several loan agreements with Zhongzheng Jinniu, and as of December 31, 2022, the Group had RMB25.0 million loans receivable from Zhongzheng Jinniu outstanding, with terms 6 months and with interest at 6.00% or 14.00%. Due to poor operations of Zhongzheng Jinniu and Hainan Chenxi, the Group fully impaired the loans as of December 31, 2022.

(3)	Amounts due to related parties

	December 31,	December 31,
	2021	2022
	RMB	RMB
Zhuhai Hengqin Payment	27	—
Nanjing Lefang	19,218	4,620
Hangzhou Shuyun	18	—
Beijing Jiuzao	4,704	—
Hainan Chenxi	—	519
Diaobiao Zhonghai	—	3
Total	23,967	5,142

Nanjing Lefang provides referral services, consulting service to Group as of December 31, 2022. The Group had RMB 4,620 payable to Nanjing Lefang. Hainan Chenxi provides insurance agency services to the Group and there is RMB 519 payable to Hainan Chenxi as of December 31, 2022.

12. INCOME TAXES

9F Inc. is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

According to the HK regulations, HK entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 millions of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group’s PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% or 20% under the EIT Law. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Jiufu Shuke Technology Group Co, Ltd (“Jiufu Shuke”) was qualified as a “high and new technology enterprise” and thus enjoyed a preferential income tax rate of 15% for 2022.Beijing Yilian Digital Cloud Technology Co., Ltd(“Yilian”), a subsidiary of Beijing Lirongxing Trading Co., Ltd(“Lirongxing”), was qualified as a “high and new technology enterprise” and thus enjoyed a preferential income tax rate of 15% for 2022. Shenzhen Fuben Network Technology Co., Ltd(“Fuben”), was qualified as a “high and new technology enterprise” and thus enjoyed a preferential income tax rate of 15% for 2022. In 2022, all of the above companies are subject to income tax rate of 15%, There are no paid any tax and therefore do not receive the tax return.

The Group’s subsidiaries domiciled in South Asia are subject to 20% statutory rate.

The current and deferred components of the income tax expense which were substantially attributable to the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax	42,758	26,735	11,623
Deferred tax	495,564	—	—
Total	538,322	26,735	11,623

The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss before income tax expenses	(1,691,563)	(201,568)	(602,746)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense at statutory tax rate	(422,891)	(50,392)	(150,686)
Non-deductible expenses	278,303	700	3,486
Change in valuation allowance	504,360	60,421	32,463
Effect of tax holiday and preferential tax rate	104,218	6,522	163,113
Share-based compensation expenses	72,657	13,085	1,332
Effect of different tax rates of subsidiaries operating in other jurisdictions	1,675	(3,601)	(38,085)
Income tax expense	538,322	26,735	11,623

The aggregate amount and per ordinary share effect of the tax holiday, the certification expiration date varies from October 21, 2023 to December 23, 2024 and preferential tax rate are as follows:

	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(104,218)	(6,522)	(163,113)
The aggregate effect on basic and diluted net income per ordinary share:
-Basic and diluted	(0.52)	(0.03)	(0.70)

The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Deferred revenue	11,786	—	—
Accrued expenses	106,404	—	—
Allowance for doubtful accounts	330,488	368	478
Net operating loss carry forwards	142,722	120,523	52,660
Excess advertising fee	12,630	—
Less: valuation allowance	(604,030)	(120,891)	(53,138)
Total deferred tax assets, net	—	—	—

The movements in the valuation allowance for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	99,670	604,030	120,891
Additions	504,360	—	32,463
Reversal	—	(483,139)	(100,216)
Balance at December 31,2021 and 2022	604,030	120,891	53,138

	December 31,	December 31,
	2021	2022
	RMB	RMB
Intangible asset from acquisition	7,730	7,126
Total deferred tax liabilities	7,730	7,126

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”), are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2021 and December 31, 2022.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs without significant tax costs. As such, the Group did not accrue deferred tax liabilities on the earnings of the VIEs given that the Group will ultimately use the means.

13. SHARE-BASED COMPENSATION

Share incentive plan

Share options

In 2015, the Group adopted the 2015 Share Incentive Plan (the “2015 Plan”) and, in 2016, the Group adopted the 2016 Share Incentive Plan (the “2016 Plan”), which permits the grant of three types of awards: options, restricted shares and restricted share units. Persons eligible to participate in the 2015 Plan and 2016 Plan (collectively, the “Plans”) includes employees, consultants and directors of the Group or any of affiliates, which include the Group’s parent company, subsidiaries and the Group. Under the 2015 plan, ordinary share available for issuance were 15,094,700. Under the 2016 Plan, 16,771,900 ordinary shares were reserved for issuance. According to the resolutions of the board of directors in 2017, the Group reserved an additional 35,867,400 ordinary shares for the Plans. According to the resolutions of the board of directors in 2018, the Group reserved additional 3,518,000 ordinary shares for the Plans.

During the year ended December 31,2022, the Group did not grant any shares.

During the year ended December 31,2021, the Group granted 500,000 shares at the exercise price of RMB6.74 per share, and 4,425,211 shares at the exercise price of RMB0.06.

●	500,000 share options will vest annually in equal instalment over 5 years.

●	Of the 4,425,211 shares options granted 2,655,127 options vested on June 30,2021, 1,327,563 vested on September 30,2021, and 442,521 vested on December 31,2021.

During the year ended December 31 2020, the Group granted 680,300 share options at the exercise price of RMB24.11 per share, 2,853,911 share options at the exercise price of $nil, 3,345,098 share options at the exercise price of RMB24.11 per share,178,900 share options at the exercise price of RMB13.83 per share, 445,280 share options at the exercise price of RMB24.11 per share. These grants are subject to the following vesting conditions:

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

The vesting of the share options granted during the year ended December 31, 2022 is also subject to certain annual performance targets established by the Group’s Board of Directors and Chief Executive Officer (“CEO”). The Group recognized compensation expenses related to the options linked to these performance targets during the vesting period based on the probable outcome of these performance conditions. The Group has determined that it is probable these conditions will be met; as such the share-based compensation is being recognized over the vesting period.

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in the years ended December 31, 2020, 2021 and 2022. The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2020, 2021 and 2022 was RMB35.88 RMB8.00 and nil, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
Risk free rate of interest	0.27%-1.47%	0.84%~1.61%	n/a
Volatility	48.8%-59.5%	113.60%~116%	n/a
Dividend yield	—	—	n/a
Exercise multiples	2.2 / 2.8	2.2	n/a
Life of option (years)	2.5-6.0	5	n/a

(1)  Risk free rate of interest

Based on the daily treasury long term rate of the U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)  Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiration of the term.

(3)  Dividend yield

The Company has never declared or paid any cash dividends on the Company’s capital stock and does not anticipate any dividend payments on the Company’s ordinary shares in the foreseeable future.

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

The activity in share options during period from December 31, 2021 and December 31, 2022 is set out below:

	Number of	Weighted Average Exercise	Weighted Average Grant-date
	Options	Price	Fair Value
		RMB	RMB
Outstanding as of December 31, 2020	29,273,408	17.24	40.24
Granted	4,925,211	0.76	8.00
Exercised	(6,885,255)	0.07	23.49
Forfeited	(7,264,080)	9.52	5.88
Outstanding as of December 31, 2021	20,049,284	8.82	42.57
Granted	—	—	—
Exercised	(4,142,985)	0.00	27.02
Forfeited	(6,996,980)	9.31	72.27
Outstanding as of December 31, 2022	8,909,319	17.61	31.02

The following table summarizes information with respect to share options outstanding as of December 31, 2022:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
	Number	Remaining	Number	Remaining
Exercise Price	Outstanding	Contractual Life	Outstanding	Contractual Life
RMB
0.06	442,521	—	442,521	—
6.74	500,000	4.23	75,000	4.23
7.78	476,000	—	476,000	—
14.32	782,200	0.09	782,200	0.09
14.72	2,466,000	—	2,466,000	—
24.06	610,700	1.10	543,500	1.01
24.11	3,631,898	0.17	3,445,478	0.06
	8,909,319		8,230,699

A summary of share-based compensation recognized related to share options granted and ordinary shares issued is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
General and administrative expenses	290,630	52,338	5,329

As of December 31 2021, and December 31, 2022, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB4,891 and RMB 13,786, respectively. As of December 31, 2022, such cost was expected to be recognized over a weighted average period of 2.7 years. The expected cost is RMB4,527, RMB4,271 and RMB3,514 for years ended December31, 2023, 2024 and 2025, respectively.

14. ORDINARY SHARES

The Group’s Amended and Restated Memorandum of Association authorizes the Group to issue 4,600,000,000 ordinary shares with a par value of approximately US$0.00001 per share. As of December 31, 2021, and December 31, 2022, the Group had a total of 231,323,675 and 235,466,660 Class A and B ordinary shares issued and outstanding, respectively.

In August 2019, the Company completed its initial public offering and issued 8,085,000 ADSs (representing 404,250 Class A ordinary shares). The net proceeds raised from the initial public offering and from exercising the over-allotment option by the underwriters were RMB463,065, net of issuance cost of RMB31,776. Upon the completion of the initial public offering, the 9,759,550 ordinary shares outstanding were classified into Class A and Class B ordinary shares, of which 128,228,600 shares were designated to Class A ordinary shares and 66,962,400 shares were designated to Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder.

In 2021, the Company newly issued 20,927,739 Class A ordinary shares to three investors through private placements and received approximately RMB199,199,000 in net proceeds in relation to an investment of up to an aggregate of RMB212.8 million.

In 2022, the Company did not issue any shares, the Company exercised 4,142,985 Class A ordinary shares to management.

Class A ordinary shares—The Group is authorized to issue 460,000,000 Class A ordinary shares with a par value of $0.00001 per share. As of December 31, 2021, and December 31, 2022, there were 170,161,275 and 174,304,260 Class A ordinary shares outstanding, respectively.

Class B ordinary shares—The Company is authorized to issue 200,000,000 Class B ordinary shares with a par value of $0.00001 per share. As of December 31, 2021, and 2022, there were 61,162,400 Class B ordinary shares outstanding.

Others—The Company is authorized to issue an additional 200,000,000 shares of such class or classes (however designated) as the board of directors may determine with a par value of $0.00001 per share. As of December 31, 2021, and 2022, no such share were authorized issued or outstanding.

In January 2023, 9F Inc. completed an ADS ratio change from one ADS representing one ordinary share to one ADS representing twenty ordinary shares. The ADS ratio change did not result in any change in the par value or number of outstanding ordinary shares of 9F Inc.

15. SEGMENT INFORMATION

The Group’s chief operating decision maker is our Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. For the fiscal year ended December 31, 2022, we identified three operating segments, including technology empowerment services, e-commerce business, wealth management. The Group operates and manages its business centralized in the Beijing office.

The majority of the Group’s revenues for the years ended December 31, 2021 and 2022 were generated from the PRC. As of December 31, 2021, and December 31, 2022, the majority of long-lived assets of the Group were located in the PRC and Hong Kong.

16. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB69,370 RMB42,931 and RMB 39,756, for the years ended December 31, 2020, 2021 and 2022, respectively.

17. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to a statutory reserves, which is appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to an enterprise expansion reserve and a staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31,2021 and 2022.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs and their subsidiaries. As of December 31, 2022, the aggregate amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities in the Group not available for distribution which amounted to approximately RMB2,612,000.

18. NET (LOSS) PER ORDINARY SHARE

Basic and diluted net loss per share for each of the years presented were calculated as follows:

	For the years ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net (loss) attributable to ordinary shareholders for computing net income per ordinary shares-basic	(2,258,895)	(234,908)	(594,741)
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares-basic and diluted	198,596,879	213,635,470	233,216,045
Net (loss) per ordinary share attributable to ordinary shareholders-basic and diluted	(11.37)	(1.1)	(2.55)

If the company has net income, it should include securities that can be issued under contingent stock agreements and may dilute the underlying EP in the future. The company has 8,230,699 additional stocks in 2022.

19. LEASES

The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2022, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2022, the Group did not have additional operating leases that have not yet commenced.

For the year ended
December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	11,620
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	4,409
Weighted average remaining lease term
Operating leases	0.59
Weighted average discount rate
Operating leases	4.38%
Short-term lease cost	291

As of December 31, 2022, the maturity of operating lease liabilities are as follows:

The years ended December 31,	RMB
2023	7,137
2024	1,381
2025	5
Subtotal	8,523
Less imputed interest	207
Total	8,316

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For years ended December 31, 2020, 2021 and 2022, total rental expense for all operating leases amounted to RMB 58,831, RMB 30,442 and RMB 22,566 respectively.

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

The Group has suspended its cooperation with PICC on loans under its direct lending program since December 2019 and has entered into agreements with other financing guarantee companies in providing guarantee services to the institutional funding partners.

In May 2020, the Group commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the Cooperation Agreement. The Group, together with its legal counsel has determined that PICC has breached its contractual obligation under the Cooperation Agreement for not paying service fees that were due to the Group under the direct lending program. The Group is seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After the Group’s legal action was filed against PICC, PICC filed a civil lawsuit against the Group at a local court in Guangzhou claiming that the second amendment under the Cooperation Agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees previously paid to the Group under the Cooperation Agreement plus accrued interest should be refunded to PICC. After several rounds of jurisdictional objections, the case was finally heard by the local court in Beijing in December 2020. Pretrial conferences were held by the Beijing local court for part of the evidence exchange and cross-examination on May 14 and August 27,2021. As of the date of this report, the Group is still waiting for the hearing by the local court in Beijing.

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

Beginning in September 2020, the Company and certain of its current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020) (the “State Court Action”) and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, Amended Complaint filed Jan. 3, 2022) (the “Federal Court Action”). Both actions allege that defendants made misstatements and omissions in connection with the Company’s public offering and disclosures in violation of the federal securities laws. On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. The State Court ordered the motion-to-dismiss briefing for second amended complaint to be completed by July 28, 2023. On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On February 1, 2023, a second amended complaint was filed in the Federal Court Action. The Federal Court ordered the motion-to-dismiss briefing for second amended complaint to be completed by May 17, 2023. Both cases remain in their preliminary stages.

21. SUBSEQUENT EVENTS

The Group has reviewed its subsequent events through May 12, 2023, the date these consolidated financial statements were issued and has determined that other than the following paragraphs and the matters discussed in Notes 20 and 21, no material subsequent events have occurred that require recognition in or disclosure in to the consolidated financial statements.

Our depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, we received approximately US$[1.3] million, net of applicable taxes as reimbursement from the depositary. In January 2023, we returned reimbursement of approximately US$2.8 million to the depositary in relation to the implementation of ADS ratio change.

9F INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Cash and cash equivalents	568,973	411,047	59,596
Amounts due from subsidiaries and VIEs	1,368,526	1,444,870	209,486
Other receivables	1,912	—	—
Prepaid expenses and other assets	1,993	—	—
Investments in subsidiaries and VIEs	2,481,330	1,912,666	277,312
Total assets	4,422,734	3,768,583	546,394
Liabilities:
Accrued expense and other liability	290,808	112,384	16,294
Amounts due to subsidiaries and VIEs	38	—	—
Total liabilities	290,846	112,384	16,294
Shareholders’ Equity:
Class A ordinary shares (US$0.00001 par value; 460,000,000 shares authorized; 170,161,275 and 174,304,260 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized; 61,162,400 and 61,162,400 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Additional paid-in capital	5,780,609	5,786,068	838,901
Retained earnings (deficit)	(1,591,305)	(2,220,859)	(321,994)
Accumulated other comprehensive income	(55107)	90,988	13,239
Total shareholders’ equity	4,131,888	3,656,199	530,099
Total liabilities and shareholders’ equity	4,422,734	3,768,583	546,393

9F INC.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Equity in loss of subsidiaries and VIEs	(1,855,047)	(150,814)	(540,947)	(78,433)
Operating costs and expenses	(333,427)	(89,245)	(54,329)	(7,877)
Provision for contract assets and receivables	—	—	—	—
Interest income	12,183	5,151	535	78
Impairment loss of investments	(97,892)	—	—	—
Other income, net	15,288	—	—	—
Net income (loss)	(2,258,895)	(234,908)	(594,741)	(86,232)
Net loss per ordinary share
Basic and diluted	(227.49)	(1.10)	(2.55)	(0.37)
Weighted average number of ordinary shares
Basic and diluted	9,929,844	213,635,470	233,216,045	233,216,045

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net income (loss)	(2,258,895)	(234,908)	(594,741)	(86,232)
Other comprehensive income
Foreign currency translation adjustments	(97,245)	(48,154)	146,098	21,182
Unrealized gains (losses) on available-for-sale investments	—	—	—	—
Comprehensive Income (Loss)	(2,356,140)	(283,062)	(448,643)	(65,050)

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS of CASH FLOW

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income (loss)	(2,258,895)	(234,908)	(594,741)	(86,232)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	—	—	—	—
Equity in earnings (loss) of subsidiaries and VIEs	1,855,047	150,814	528,114	76,572
Share-based compensation expense	290,630	52,338	5,459	791
Impairment loss of equity securities without readily determinable fair value	97,892	—	—	—
Changes in operating assets and liabilities:	—	—	—	—
Other receivables	—	(1,259)	1,912	277
Prepaid expenses and other assets	6,667	87	1,993	289
Accrued expense and other liabilities	5,901	282,124	(178,424)	(25,869)
Amounts due to subsidiaries and VIEs	(147)	(1)	(38)	(6)
Amounts due from subsidiaries and VIEs	45,654	(476,054)	(76,344)	(11,069)
Net cash provided by (used in) operating activities	42,749	(226,859)	(312,069)	(45,247)
Cash Flows from Investing Activities:
Investment in subsidiaries	18,774	—	—	—
Loan to related parties	(97,514)	—	—	—
Disposal of long-term investments	—	33,130	99,465	14,421
Net cash provided by (used in) investing activities	(78,740)	33,130	99,465	14,421
Cash Flows from Financing Activities:
Proceeds from exercise of share options	—	433	—	—
Net cash provided by financing activities	—	433	—	—
Effect of exchange rate changes	(1)	(15,828)	41,845	6,068
Net increase (decrease) in cash and cash equivalents	(35,992)	(209,124)	(170,759)	(24,758)
Cash and cash equivalents at beginning of year	814,089	778,097	568,973	82,493
Cash and cash equivalents at end of year	778,097	568,973	398,214	57,735

9F INC.

SCHEDULE 1— NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(PARENT COMPANY ONLY)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIE and the VIEs subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividends were paid by the Group’s subsidiaries and VIEs to the parent company in 2020, 2021 and 2022

4.	As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.