Form 20-F
period 2023-12-31
9F Inc.
filed 2024-05-15
CIK 1619544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

As of December 31, 2023, there were 235,466,660 ordinary shares outstanding, par value $0.00001 per share, being the sum of 174,304,260 Class A ordinary shares and 61,162,400 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“9F,” “us,” “our company,” “our” and “we” are to (i) 9F Inc. and its subsidiaries in the context of describing our offerings of wealth management services (including internet securities service, fund sales and insurance brokerage service) outside China, and (ii) 9F Inc., its subsidiaries, the VIEs and their subsidiaries in China in the context of describing the general nature of our operations and our consolidated financial information;

●	“ADSs” are to our American depositary shares, each of which represents 20 Class A ordinary shares;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

●	“financial institution partners” are to financial institutions that provide insurance and guarantee services, as well as banks and other institutions which have partnered with us on our previous direct lending program to fund loans originated to our borrowers;

●	“legacy products” are to investments in the loans facilitated through our previous online lending information intermediary services for peer-to-peer lending and borrowing that are subject to PRC laws and regulations;

●	“ordinary shares” or “Ordinary Shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

●	“VIEs” are to Jiufu Shuke Technology Group Co., Ltd., or Jiufu Shuke (formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), Beijing Puhui Lianyin Information Technology Co., Ltd., or Beijing Puhui, Zhuhai Huike Lianyin Technology Co., Ltd., or Zhuhai Lianyin, Beijing Yi Qi Mai Technology Co., Ltd., or Yi Qi Mai (formerly known as Beijing Wu Kong Mao Technology Co., Ltd. and Beijing Chaoka Internet Technology Co., Ltd., successively), and Shenzhen Fuyuan Network Technology Co., Ltd., or Shenzhen Fuyuan; and

●	“WFOEs” are to Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd., Beijing Shuzhi Lianyin Technology Co., Ltd., or Shuzhi Lianyin (formerly known as Beijing Jiufu Lianyin Technology Co., Ltd.), Zhuhai Xiaojin Hulian Technology Co., Ltd. and Zhuhai Wukong Youpin Technology Co., Ltd., and our other wholly foreign-owned PRC subsidiaries.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the noon buying rate as of December 29, 2023. The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than Renminbi or U.S. dollars. In preparing our financial results contained in this annual report, we have used foreign exchange rates as set out in our financial statements included elsewhere in this annual report.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with users and other partners we collaborate with;

●	our future business development, results of operations and financial condition;

●	competition in our industries;

●	government policies and regulations governing our corporate structure, business and industries;

●	general economic and business condition in China, Hong Kong and other places where we operate our business;

●	the impact of the public health events on our business operations, the industries we are operating in and the economy of China and elsewhere generally; and

●	assumptions underlying or related to any of the foregoing.

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

Contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs in enforcing the terms of these arrangements. For example, if we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we are required to rely on the performance by the VIEs and shareholders of the VIEs of their obligations under these arrangements to exercise control over the VIEs and their subsidiaries. Although we have the right to replace any shareholder of each VIE under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts arises and remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC laws, arbitration, litigation and other legal proceedings. Our contractual arrangements have not been tested in a court of law in China, and, as there are very few precedents and little formal guidance on how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws, there remain significant uncertainties regarding the ultimate outcome of such proceedings should they become necessary. See “—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and shareholders of our VIEs for a major portion of our business operations, which may not be as effective as direct ownership in providing operational control and our VIEs’ shareholders may fail to perform their obligations under our contractual arrangements,” and “—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIEs or shareholders of our VIEs to perform their obligations under the contractual arrangements we have with them would materially and adversely affect our business, financial condition, and results of operations.”

There are also substantial uncertainties regarding potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws or regulations, or if these laws or regulations or their interpretations change in the future, we could be forced to relinquish our interests in those operations, which may result in our VIEs being deconsolidated. As a consequence, our operations and financial performance may be materially and adversely affected and our ADSs may significantly decline in value or become worthless. See “—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds the commercial arrangements that establish the variable interest entity structure for a certain part of our operations in China non-compliant with the PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs and may lose the ability to consolidate their financial information.”

Cash Transfers within our Organization and Dividend Distributions

Cash may be transferred within our organization in the following manner: (i) we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; (ii) we and our subsidiaries may provide loans to the VIEs and vice versa; (iii) funds may be transferred between the VIEs and our subsidiaries, including our PRC subsidiaries, as service fees for services contemplated by the variable interest entity agreements, as repayment of loan or pursuant to other commercial contracts; and (iv) our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us through intermediate holding companies or otherwise.

Because we control the VIEs through contractual arrangements, neither us nor our subsidiaries are able to make direct capital contribution to the VIEs or their respective subsidiaries.

The following table describes transfers among us, our subsidiaries and the VIEs made during the periods presented:

Year Ended December 31, 2023(2)
(RMB in millions)
Capital contributions from us to our offshore subsidiaries(1)	nil
Loans from us to our offshore subsidiaries	nil
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	nil
Loans from us or our offshore subsidiaries to PRC subsidiaries	nil
Loans from our subsidiaries to the VIEs, net	nil
Other amounts paid by our subsidiaries to the VIEs	nil
Other amounts paid by the VIEs and their subsidiaries to our subsidiaries	7.5

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.

(2)	During the fiscal year ended December 31, 2023, certain of our offshore subsidiaries incurred certain amounts payables to certain of our PRC subsidiaries in the amount of RMB1.3 million for expenses and RMB13.26 million for service fees, respectively. No payment for these was actually made.

Furthermore, as of the date of this annual report, (i) 9F Inc., our subsidiaries, and our VIEs have not declared or paid dividends or made any distributions, and (ii) 9F Inc., our subsidiaries, and our VIEs intend to distribute earnings or settle amounts owed under the variable interest entity agreements in the near future in line with our past practices. Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under the Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. See “—D. Risk Factors—Risks Related to Our American Depositary Shares—Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.”

The following discussions illustrate taxes we would hypothetically be required to pay in China, assuming that: (i) we have taxable earnings, and (ii) we decide to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of variable interest entity agreements, our VIEs are required to pay for services provided by our subsidiaries. These fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis, as filing of consolidated tax returns is not allowed under PRC law. The fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and should be tax neutral unless any of our VIEs or PRC subsidiaries qualifies for preferential income tax rates.

(3)	Certain of our subsidiaries and VIEs qualify for preferential income tax rates (15% or 20%) in China. However, such rates are subject to qualification, are temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be applied.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary funds. These reserve funds and discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions or payments to us. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including our PRC subsidiaries, for our cash and financing requirements. However, our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements described above. See “—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Permission Required from the PRC Authorities with respect to the Operations of our VIEs and PRC Subsidiaries

We conduct our business in China through our PRC subsidiaries, our VIEs and subsidiaries of our VIEs. Each of our PRC subsidiaries, our VIEs and subsidiaries of our VIEs is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. Some of our VIEs and their subsidiaries are additionally required to obtain, and have obtained, an array of operating licenses and permits in connection with their operations, including but not limited to (i) value-added telecommunication business operation licenses for the provision of “internet information services” held by Jiufu Shuke, Beijing Jiufu Puhui Information Technology Co., Ltd., or Jiufu Puhui, Shenzhen Best Quality Mall Science and Trading Co., Ltd., or Best Quality Mall, Beijing Muyu Technology Development Co., Ltd., and Beijing Juhuixuan Technology Co., Ltd., or Beijing Juhuixuan, (ii) value-added telecommunication business operation licenses for the provision of “online data processing and transaction processing services” held by Best Quality Mall and Beijing Juhuixuan, (iii) food operation licenses held by Yi Qi Mai, Beijing Lirongxing Trading Co., Ltd., or Beijing Lirongxing, Best Quality Mall, Beijing Juhuixuan, and Guizhou Diaogong Liquor Co., Ltd., (iv) insurance brokerage license held by Jiuhang Insurance Brokers Co., Ltd., (v) financing guarantee organization business permit held by Xiamen Fucheng Financing Guarantee Co., Ltd., (vi) permit for the production and operation of radio and TV programs held by Beijing Juhuixuan, (vii) qualification certificate for Internet drug information service held by Beijing Juhuixuan, and (viii) publication business operating license held by Beijing Juhuixuan.

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

If (i) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or be listed on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any licenses or permits for providing securities brokerage services in China. If some of our activities in China are considered by the authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected,” “—D. Risk Factors—Risks Related to Our Business and Industry—Any future change in the regulatory and legal regime for the securities brokerage and wealth management industries may have a significant impact on our business model,” “—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive regulatory requirements with respect to our business operations in Hong Kong and Southeast Asian countries, any non-compliance with which, or changes in these regulatory requirements, may affect our business operations and financial results,” “—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless,” and “—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

However, there remain uncertainties as to the implementation and interpretation of existing laws and regulations by PRC authorities as well as future legislative initiatives in China. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law. The Opinions stresses the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies, and provides that effective measures, such as promoting the construction of relevant regulatory systems, would be taken to address risks and incidents of China-based companies that are listed overseas, cybersecurity issues, data privacy protection requirements and other similar matters. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and supporting guidelines, in connection with any offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, a filing should be made with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The Trial Measures further provides that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filings with the CSRC. Specifically, the filing for a follow-on offering by an issuer conducted in the same overseas market where it has previously offered or listed securities should be submitted to the CSRC within three business days after the completion of such follow-on offering. The filing for subsequent securities offerings and listings of an issuer in overseas markets other than where it has previously offered and listed securities should be submitted to the CSRC within three business days after the filing of such issuer’s listing application overseas. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by foreign securities regulatory agencies or competent authorities with respect to the issuer; (iii) any change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the issuer. If a PRC company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly responsible persons may also be subject to administrative penalties, such as warnings and fines. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations Related to Our Business Operation in China—Regulations Related to M&A Rules and Overseas Listings.” If the filing procedure with the CSRC under the Trial Measures is required for any of our future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not participate in the company’s operation or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. As the Trial Measures which applies to indirect overseas listing of and offerings by PRC companies became effective on March 31, 2023, there are uncertainties as to how indirect overseas listings or offerings of PRC companies conducting prohibited businesses will be regulated under the Trial Measures and the Negative List.

On February 24, 2023, the CSRC published the Provisions on Strengthening Confidentiality and Archives Administration in respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Confidentiality and Archives Rules, which came into effect on March 31, 2023. The Confidentiality and Archives Rules expressly applies to both direct and indirect overseas offerings and listings and requires PRC domestic companies conducting overseas offerings and listings, as well as their sponsors, underwriters and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Confidentiality and Archives Rules, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any sponsors, underwriters, securities service providers, or regulators of a foreign jurisdiction, any documents that contain state secrets or work secrets of state government agencies, or any documents that, if divulged, would jeopardize national security or the public interest, such PRC domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Confidentiality and Archives Rules also mandates that all working paper and other files produced in China by sponsors, underwriters and securities service providers in the course of the overseas offerings and listings must be stored in China and not be transmitted outside China without the approval of the competent PRC authorities. The Confidentiality and Archives Rules also alters procedures regarding the inspections of PRC domestic companies listing overseas and their sponsors, underwriters and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, the Confidentiality and Archives Rules removes the requirements that such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Confidentiality and Archives Rules, foreign regulators should carry out activities relating to investigation, evidence collection and inspection through cross-border cooperation mechanisms. Further, PRC domestic companies, sponsors, underwriters and securities service providers should obtain approvals from the CSRC or other PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any materials to them.

In addition, on December 28, 2021, the Cyberspace Administration of China, or the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022. According to the Review Measures, if a “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Furthermore, the CAC issued the Regulations on Network Data Security Management (draft for public comments), or the draft Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department by January 31 of the following year. If the draft Regulations on Network Data Security Management is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the reporting obligations.

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

Overall, the PRC government’s oversight and control over offerings conducted overseas in relation to securities of, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless. For more detailed information, see “—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our previous and future securities offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”

More generally, as a major part of our operations in China is conducted by our PRC subsidiaries, our VIEs and subsidiaries of our VIEs, the PRC government has significant authority to regulate our PRC operations at any time. We are also subject to risks associated with the rapidly evolving PRC legal system and possible changes in PRC laws, regulations, and rules which may occur quickly with little or no advance notice in certain circumstances. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance efforts. The Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the draft Regulations on Network Data Security Management published by the CAC for public comments in November 2021, could potentially expose us to additional restrictions and requirements, including requirements for the clearance of cybersecurity review. Given the novelty of some of the applicable PRC rules and regulations and the fact that others remain in draft forms, there are and will continue to be substantial uncertainties with respect to their interpretation and implementation. If the clearance of cybersecurity review or the completion of any other procedures or actions is required of us, we cannot assure you that we can comply with such requirements timely or at all. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the U.S. Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in a given jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The industries we are operating in and we are expanding into are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in and we are expanding into is also evolving and may remain uncertain for the foreseeable future. We may need to change our business model or even terminate the operation of certain aspects of our businesses to stay compliant with regulatory requirements. See “—We do not hold any licenses or permits for providing securities brokerage services in China. If some of our activities in China are considered by the authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.” In addition, there are few established players with business models similar to ours in these industries. Potential users and partners we collaborate with may not be familiar with the industries we are operating in or are expanding into, and may not fully appreciate the value we add and may have difficulty distinguishing our products and services from those of our competitors.

Furthermore, our historical growth rates associated with our legacy business may not be indicative of our future growth especially as we transit into a digital technology service provider. For example, our VIE ceased its operations of our online lending information intermediary business, and thus the historical growth we have achieved in such business cannot be relied upon for evaluation of our future developments.

We are subject to risks in relation to our transition into a digital technology service provider.

During the extended transition period to realign into a digital technology service provider, our transition efforts may consume a large proportion of our resources. The execution of our strategy for such transition may not be as smooth as we expect, any new business areas we attempted to explore may not be as profitable as we expect, and we may incur additional costs to overcome hurdles that may arise.

We may launch new products and services and make modifications to our existing products and services in response to or in anticipation of changes in our industries’ landscape, user needs or regulatory scheme. We may lack experience in operating the business relating to newly explored products and services. We also face competition from existing market players, which could result in low price competition. In addition, each of these newly explored products and services, or modifications to existing ones calls for significant time and resource devotion of our management, which may have an adverse impact on our financial condition and results of operations, while we cannot assure you that our attempts to make such newly explored products and services, or modifications to existing ones will be successful, profitable or widely accepted by customers. Furthermore, as newly explored products and services, or modifications to existing ones may materially change the way we conduct our business, they may render the projection of our future operations obsolete, and therefore our future prospects may be difficult to evaluate.

In addition, in connection with our transitional efforts or in response to general economic conditions, the performance of our existing businesses may be impacted by changes to the policies and qualifications made by us or our partners that are applicable to our existing products and services. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in these developing and rapidly evolving markets. These risks and challenges include our ability to, among other things:

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

In addition, there may exist uncertainty of the regulatory requirements in relation to the industries we operate in or explore and we cannot assure you that all of our business offerings will continue to be deemed in compliance with applicable laws and regulations in a fast-changing regulatory environment. For example, we are providing technology empowerment services to our partners operating in highly-regulated industries, which may subject us to additional regulatory compliance requirements. If any of our business offerings are deemed to be in violation of the applicable laws and regulations, our business, financial condition and prospects would be materially and adversely affected.

We are in an extended transition period as we transform our business operations, and the transformation may not be successful ultimately.

We ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on Jiufu Puhui’s online lending information intermediary platform. We have entered into collaboration arrangements with certain licensed asset management companies, pursuant to which the investors’ rights to existing loans have been transferred to those companies, with relevant repayment of the principal and investment income, as applicable, in relation to the legacy products expected to be made by such asset management companies to the investors within 36 months in ways chosen by investors subject to terms and on the conditions set forth in the platform notice to the investors. As of December 31, 2022, settlement with a vast majority of the investors had been reached. After the change of business operations, Jiufu Puhui no longer provides loan facilitation services, and licensed asset management companies and other third-party service providers will continue to provide existing loan investors with services in relation to the return of their remaining investment in the loans.

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

We incurred net losses of RMB233.7 million, RMB594.9 million and RMB140.3 million (US$19.8 million) in 2021, 2022 and 2023, respectively. Our net cash used in operating activities was RMB229.7 million in 2021. While our net cash provided by operating activities was RMB63.3 million and RMB62.5 million (US$8.8 million) in 2022 and 2023, respectively, we may still have a cash outflow for our operating activities for the upcoming years, as we expect to incur net loss for our business operations in the future.

Our future financial performance depends on, among other factors, our ability to continue to attract and retain users, our user acquisition cost, market competition, and our ability to provide technology empowerment services to better serve our partners. Accordingly, you should not rely on the revenues of any past interim period or annual period as an indication of our future performance. We may not be able to maintain the current fee rates due to more intense competition in the future. Our costs might also increase in future periods as we continue to develop new business, acquire new users and expand our business and operations. In addition, we will continue to incur substantial costs and expenses as a result of being a public company.

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

We do not hold any licenses or permits for providing securities brokerage services in China. If some of our activities in China are considered by the authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Pursuant to PRC laws and regulations, no entity or individual shall engage in the securities business without the approval of the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies.” We do not hold any licenses or permits in relation to the provision of securities brokerage business in China. A significant portion of our technology, research and development, management, supporting and other teams are based in China and a large number of our users are PRC residents. As of the date of this annual report, we have not received any inquiry, examination or investigation relating to our stock investment services from regulatory authorities in China.

According to the Administrative Measures on Securities Brokerage Business promulgated by the CSRC on January 13, 2023, which became effective on February 28, 2023, an overseas securities business entity violating Article 95 of the Regulations on Supervision and Administration of Securities Firms and, directly or through its affiliates, conducting activities such as opening account, marketing and other activities of overseas securities trading services within the PRC, shall be subject to penalties pursuant to the PRC Securities Law. Pursuant to Article 202 of the PRC Securities Law, any person who establishes a securities company without due approval, operates securities business illegally or carries out securities business activities as a securities company without approval shall be subject to penalties such as correction orders, confiscation of illegal income and the imposition of a fine ranging from one time to ten times the amount of illegal income (where there is no illegal income or the amount of illegal income is less than RMB1 million, a fine ranging from RMB1 million to RMB10 million shall be imposed). The directly accountable person(s) in charge and other directly accountable personnel of a violating entity shall be reprimanded and subject to a fine ranging from RMB200,000 to RMB2 million. In addition, we noted that the CSRC posted an announcement on December 30, 2022 relating to the cross-border operations by Futu Holdings Limited and UP Fintech Holding Limited in China. The announcement claimed that the cross-border securities business conducted by these two companies to investors based in China without the approval of the CSRC has constituted illegal securities business and shall be rectified. On May 16, 2023, Futu Holdings Limited announced its decisions to remove the Futubull app from app stores in China in order to bring its operations into compliance with such regulatory principle, and UP Fintech Holding Limited announced that in response to requirements of the CSRC, it would change its approach of updating user terminals for existing China-based clients and has removed its Tiger International app from app stores in China. According to the announcements of Futu Holdings Limited and UP Fintech Holding Limited, their existing clients will be able to continue using such apps and will not be affected by such changes.

We have been expanding our internet-based securities investment business that offers convenient and effective global asset allocation services, especially offshore securities investment services, to individual investors so as to connect them with Hong Kong and U.S. stock markets. See “Item 4. Information on the Company—B. Business Overview—Our Business and Services—Wealth Management Services—Internet Securities Services.” We will proactively seek guidance from and cooperate with the regulatory authorities, including the CSRC, in connection with the operation of our securities investment business and timely take necessary measures to modify and enhance our business operation to be in compliance with the currently applicable PRC laws and regulations related to securities business in China. However, we cannot assure you that we will not be deemed as operating securities brokerage business in China as significant portion of our clients are Chinese nationals. If some of our activities in China or our provision of services to our client base in China are deemed as provision of securities business such as securities brokerage services, investment consulting services, futures business and/or any other regulated services and activities in China, or any new PRC laws and regulations are enacted to impose license requirements on us with respect to our activities in China and/or our provision of services to our client base in China, we will be required to obtain the licenses or permits from the regulatory authorities, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our securities business-related operations or activities in China, and temporary suspension or removal of our securities business-related websites, desktop devices and mobile app in China, which, individually or taken as a whole, may have a material adverse effect on our ability to continue providing services to PRC-based clients and operating within China. If we were to become subject to any of the above-mentioned regulatory actions and penalties or we would not be able to obtain the license or permit which may be imposed by any new PRC laws or regulations in a timely manner or at all, our client base in China and revenue attributable to such clients in relation to our securities business could be materially and adversely affected, resulting in a material adverse change to our business, financial condition, results of operations and prospects. In order to address the uncertainty with respect to the compliance matter discussed above, we have removed our MetaStock app from app stores for the PRC region.

In addition, our employees or business partners may engage in certain activities in relation to which the authorities would require permits or licenses. If such permits or licenses are not obtained or maintained, we may be subject to regulatory inquiries and penalties and may suffer negative publicity for such activities conducted by our employees or business partners.

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

The PRC government imposes controls on the conversion of Renminbi into foreign currencies and, in certain cases, currency remittance out of China. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. Under the current regulatory framework, Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only, such as tourism and education purposes, and Chinese nationals can only engage in offshore investments under capital items through specified methods such as through investment funds established as Qualified Domestic Institutional Investors. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Foreign Exchange.” If the government authorities further tighten the currency exchange quota applied to Chinese nationals, increase the control over remittance of currency out of the PRC, and/or specifically prohibit any exchanges for securities-related investment, the trading activities of Chinese nationals on our platform could be restricted, which would significantly reduce the trading volume on our platform. As our revenues from brokerage commission income depends heavily on the total trading volume facilitated by our internet securities investment platform, the occurrence of any of the abovementioned regulatory changes may have a material and adverse impact on our brokerage and wealth management business and in turn our business, financial condition, results of operations and prospects overall.

In addition, under the existing regulations on offshore investments, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. As we do not provide cross-border currency conversion services related to Renminbi to our Chinese national clients, we do not require our clients to submit evidence of approval or registration from the authorities with respect to the foreign currency used for offshore investments. However, since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have discretion in interpreting, implementing and enforcing the foreign exchange rules and regulations, and for many other factors that are beyond our control and anticipation, we cannot assure you that our operations will not be deemed by the authorities as providing currency conversion services or otherwise violating the foreign exchange laws and regulations. In such cases, we may be asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients and verify evidence of approval obtained by our clients from the authorities, and we may also be subject to regular inspections from the authorities from time to time, warnings, correction orders, condemnation and fines, suspension or termination of certain of our operations. If any of such events occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

In addition, to continue to operate and expand our services internationally, we may be required to comply with the regulatory regime of each jurisdiction where we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements across different jurisdictions, which again can often be ambiguous, may limit our ability to continue our existing multinational operations or to further expand our business internationally. For example, we face significant legal uncertainties as to whether the CSRC would require us to obtain certain licenses or permits relating to our activities in China given the fact that most of our technology, customer services and administrative teams are based in China, or whether the CSRC would view our current or previous business operations in China as non-compliant with the regulatory regime. See also “—We do not hold any licenses or permits for providing securities brokerage services in China. If some of our activities in China are considered by the authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.” We could be subject to disciplinary or other actions in the future due to alleged or deemed non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.

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

We and PICC Property and Casualty Company Limited Guangdong Branch, or PICC, are pursuing legal actions against each other. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the cooperation agreement between us and PICC. We, together with our legal counsel of the case, determined that PICC has breached its contractual obligations under the cooperation agreement for not paying service fees that were due to us. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the cooperation agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the cooperation agreement plus accrued interest should be refunded to PICC. The court proceedings in Beijing and Guangzhou were later consolidated. Currently, the consolidated court proceeding has concluded with the ruling pending. If we do not prevail in these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

In addition, from time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Furthermore, prior to the discontinuation of our online lending information intermediary business, our legacy products constituted a significant portion of the online wealth management products we offered. Investors of legacy products may not wish to invest in securities or other wealth management products due to their profit/risk appetite. Although we have been developing other online wealth management products and services, we cannot guarantee that they will, and will continuously, retain and attract new investors. If the market acceptance of the online wealth management products offered by us, or such products in general, declines, and we fail to retain our investors by developing and promoting other wealth management products as alternative investment portfolio options for investors, we may suffer a shrinkage of our investor base, and our business, operating results and financial condition will be adversely impacted.

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

We offer other onshore and offshore investment products such as stock investments, insurance and fund investment products. Certain underlying wealth management products are offered by third-parties. The acceptance and popularity of our platform are partially premised on the reliability of the underlying wealth management products and information on our platform. We rely on third-party providers of the relevant wealth management products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide false financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products that they find on our platform and suffer losses, they may consider us culpable and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed and we could experience reduced user traffic on our platform, which would adversely affect our business and financial performance.

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

We collect personal information during the account opening and registration process for our wealth management business. Although we require our clients to submit documents for the proof of their identity and address for completing the account registration process and to update such information from time to time, we face the risks that information provided by our clients may be outdated, inaccurate, false or misleading. Although the fact that we have appropriate ongoing monitoring procedures in place to keep customer information up to date pursuant to applicable regulatory requirements, we cannot fully verify the accuracy, currency and completeness of such information beyond reasonable effort. For example, certain of our users are holders of the PRC identity cards. As the PRC identity cards are usually valid for more than ten years with some having no expiration term at all, certain clients may have changed their domicile or citizenship during the validity of their PRC identity cards and therefore be subject to applicable laws and regulations of jurisdictions other than the PRC. In this situation, our provision of products and services to such clients could be in violation of applicable laws and regulations in the jurisdictions where those clients reside, of which we may not be aware until we are warned by the regulatory authorities. We could be subject to legal or regulatory sanctions, fines or penalties, financial loss, or damage to our reputation resulting from such violations.

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

Our e-commerce business is currently offered through third-party e-commerce platforms and covers seven major categories of merchandise. We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we or our suppliers or third party e-commerce platforms we cooperated were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended PRC Consumer Protection Law, which became effective in March 2014, strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the PRC Consumer Protection Law, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from merchants or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our e-commerce business.

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

In addition, the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation) promulgated by the government authorities have imposed on us the obligation of anti-money laundering and anti-terrorism financing, including the verification of customer identification, the reporting of suspicious transactions, and the preservation of customer identification information and transaction records. While we have formulated and adopted policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that the anti-money laundering and anti-terrorism financing policies and procedures we have adopted will be effective in protecting our platform from being exploited for money laundering or terrorism financing purposes or will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

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

We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new users and partners. The successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the popularity of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. In 2021, 2022 and 2023, our sales and marketing expenses were RMB165.5 million, RMB62.2 million and RMB27.8 million (US$3.9 million), respectively. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

We collect, store, process and use certain personal information and other sensitive data from our users and partners and our business is subject to complex and evolving laws and regulations regarding cybersecurity, information security, privacy and data protection in China and other jurisdictions.

Our platform collects, stores, processes and uses certain personal information and other sensitive data from our users and partners. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly being governed by legislation and regulations in China, Hong Kong and elsewhere. The regulatory framework and enforcement regime regarding cybersecurity, information security, privacy and data protection have been constantly evolving in China, Hong Kong and worldwide and are likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China, Hong Kong and elsewhere in the world where we have business operations or are expanding into, require changes in business practices or privacy policies, or if the governmental authorities in China, Hong Kong and elsewhere in the world where we have business operations or are expanding into, interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

For comprehensive discussions on the PRC laws and regulations with respect to cybersecurity, data security and privacy protection issues, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Cybersecurity, Data Security and Privacy Protection.”

We expect that the operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law and other laws and regulations on our current business practices. We have not experienced any material breaches of any of our cyber-security measures and we believe that we have complied with such laws and regulations regarding cybersecurity, information security, privacy and data protection in all material aspects. However, we cannot assure you that the measures we have taken or will take are or will be adequate under the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law or any other applicable laws or regulations. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy and data protection in China, Hong Kong or elsewhere, our business, financial condition and results of operations may be adversely affected. Furthermore, we use certain data collected from external data sources to verify information of our users in compliance with industry practice. In the event that the collection or provision of such data by any of our external data sources is considered to be in violation of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law or any other applicable laws and regulations, we may not be able to use such data for our credit assessment and our business may be materially and adversely affected.

As of the date of this annual report, we have not been informed that we are a critical information infrastructures operator or a “data processor” carrying out data processing activities that affects or may affect national security by any governmental authorities, and it is uncertain whether we would be categorized as such under PRC laws. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are subject to the same. If we fail to comply with applicable cybersecurity and data privacy regulations (including any failure or delay in the completion of the cybersecurity review procedures if applicable), we may be subject to government investigations and enforcement actions, fines, penalties, suspension of our non-compliant operations, and removal of our app from app stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations or cybersecurity review made by the CAC and we have not received any inquiry, notice, warning, or sanctions in this respect.

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

The massive amount of data that we have collected and stored make us and the third-party service providers who host our servers, targets of and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to and put in place internal procedures relating to material cybersecurity incidents, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause, among other things, confidential user information to be leaked or stolen and used for illegal or criminal purposes and could result in misappropriation of funds of our users. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of information and losses suffered by our users that arise from the misappropriation of funds or otherwise, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

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

Our future growth and results of operations could suffer if we experience difficulties in offering our products and services through our apps on mobile devices, if problems arise with respect to our relationships with providers of mobile operating systems or mobile app stores, or if we have to incur increased costs to distribute or to have users access our apps on mobile devices. In the event that it is more difficult for our users to access and utilize our products and services on their mobile devices, or if our users choose not to access or use our products and services on their mobile devices or to use mobile operating systems that do not offer access to our products and services, we may lose our users and experience a reduction in user retention, and our business and financial condition and operating results may be adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China, Hong Kong and in other regions that we operate.

Our system’s infrastructure is currently deployed through and our data is currently and mainly maintained on third-party cloud computing services platform. Our cloud computing service provider may rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunication lines and internet data centers to host its servers. Such service provider may have limited access to alternative networks or services in the event of disruptions to, failures of or other problems associated with the basic internet infrastructure in China, Hong Kong or in other regions that we operate, or the fixed telecommunication networks provided by telecommunication service providers. Specifically, almost all access to internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying internet infrastructure and the fixed telecommunication networks in China, Hong Kong and in other regions that we operate will be able to support the continued growth in internet usage.

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

We rely primarily on a combination of copyright, trademark and trade secret laws and contractual rights to establish and protect our intellectual property rights in our services, credit risk management procedures and policies and other aspects of our business. The steps we have taken or will take in the future to protect our intellectual property from infringement, misappropriation or piracy may be insufficient. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition.

As of the date of this annual report, we have registered a series of intellectual property rights for our business under our name in the PRC, Hong Kong and Singapore. We cannot guarantee that any of our present or future intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Current or potential competitors may use our intellectual property without our authorization in the development and marketing of services that are substantially equivalent or superior to ours, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

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

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our websites and mobile apps, which may materially and adversely affect our business and operating results.

The PRC government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In addition to our website, we also offer our products and services through our mobile apps, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was amended on June 14, 2022 and became effective on August 1, 2022. According to the APP Provisions, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Value-added Telecommunication Services—Regulations related to mobile internet applications information services.” At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. See “Item 4. Information on the Company—B. Business Overview—Regulation —Regulations Related to Our Business Operation in China—Regulations Related to Cybersecurity, Data Security and Privacy Protection.” We have implemented internal control procedures to screen the information and content on our websites and mobile apps to ensure their compliance with the APP Provisions and CAC Order No. 5. However, we cannot assure you that all information or content displayed on, retrieved from or linked to our websites and mobile apps complies with the requirements of PRC laws and regulations at all times. If our websites or mobile apps were found to be violating PRC laws and regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platform, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our daily operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory authorities or receiving any necessary pre-closing or post-closing approvals, as well as being subject to the oversight of new regulators which regulate an acquired business both domestically and internationally;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business undertaken before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	lack of sufficient power or influence over the business we invest in;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

We may face many new obstacles in our planned expansion in international markets and our existing operations in international markets. For example, in December 2023, our Singaporean subsidiary, Meta Securities Pte. Ltd., has obtained a Capital Markets Services license from the Monetary Authority of Singapore, permitting it to deal in capital markets products that are securities, collective investment schemes and exchange-traded derivatives contracts, carry out product financing and provide custodial services. We intend to establish a one-stop, convenient and low-cost online brokerage platform in Singapore to provide clients with access to trading in a variety of investment products around the world on multiple markets. We have and will continue to explore business opportunities internationally including in Southeast Asian countries. These markets are untested for our products and services, and we face risks in expanding our businesses internationally or operating in our existing international markets, which include economic, regulatory, legal and political risks inherent in conducting businesses internationally and undertaking operations and sales in other jurisdictions, including challenges caused by physical distance and linguistic and cultural differences, the potential for longer collection periods and for difficulty in collecting accounts receivable and enforcing contractual obligations, fluctuations in currency exchange rates, unanticipated changes in laws or regulatory requirements, including tariffs or other barriers to trade, and the potential for political, legal and economic instability. Not all of our attempts to expand our business internationally will succeed and we will continue to evaluate our business plans and strategies in this regard.

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

Our business operations in Hong Kong involve the provision of professional advice to clients on stock investments by professionals employed by us. A client who suffers loss due to his/her reliance on the advice given by our subsidiary operating such business may have a legal cause of action against it, its employees or us for damages, compensation and/or other relief.

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

The financial market in Hong Kong in which we operate is highly regulated. There have been and will continue to be changes in rules and regulations from time to time in relation to the regulatory regime of the financial service industry, including, but not limited to, the SFO, the Companies Ordinance, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Securities and Futures (Financial Resources) Rules, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, all as amended, supplemented or otherwise modified from time to time. Any such changes in the rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. If we fail to comply with these applicable rules and regulations from time to time, we may face fines or restrictions on our business activities or even suspension or revocation of some or all of our licenses for carrying on our business activities.

Furthermore, we are required to be licensed with the regulatory authorities, including without limitation as licensed corporations under the SFO. In this respect, we have to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the SFC, the Hong Kong Stock Exchange and/or other regulatory authorities that we remain fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect our business operations.

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

In addition, our operations in Southeast Asian countries are subject to licensing and other regulatory requirements, the compliance of which will incur additional costs. For example, Meta Securities Pte. Ltd., our Singaporean subsidiary, has obtained a Capital Markets Services license from the Monetary Authority of Singapore in December 2023, for which Meta Securities Pte. Ltd. shall remain subject to compliance requirements. However, we cannot assure you that we can successfully maintain such licenses or continue to obtain licenses necessary to satisfy the needs of our business operations in those countries. If we fail to maintain our current licenses or cannot obtain new licenses as required, our business operations and developments in Southeast Asian countries may be negatively impacted, having an adverse impact on our results of operations and financial condition.

We have granted share options, and may continue to grant share options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses.

As of March 31, 2024, options to purchase a total of 8,232,619 Class A ordinary shares of our company were granted to our management and employees and are outstanding. We recorded RMB52.3 million, RMB5.5 million and RMB72.1 million (US$10.2 million) in 2021, 2022 and 2023, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our business depends on the continued efforts of our senior management and key employees. If one or more of our key executives or key employees were unable or unwilling to continue in their present positions, our business may be severely disrupted.

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

Furthermore, we offer international stock investments and insurance brokerage services in Hong Kong. Under the licensing requirements of the SFO, our licensed corporations, Metaverse Securities Limited and Meta Futures Limited, are required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As of March 31, 2024, we have five responsible officers to supervise Type 1 (dealing in securities) activities, four responsible officers to supervise Type 2 (dealing in future contracts) activities, five responsible officers for Type 4 (advising on securities), four responsible officers to supervise Type 5 (advising on futures contracts) activities, and five responsible officers for Type 9 (asset management) activities under the SFO, and are in compliance with the laws and regulations in Hong Kong. The foregoing responsible officers do not include those responsible officers of Lion Global Financial Limited, as we expect to dispose of our equity interest in it after the date of this annual report. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their roles as responsible officers, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the licensing requirements which could adversely affect our licensed corporations’ status, and our business and financial performance will be negatively impacted.

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

Increases in labor costs in China and elsewhere in the world where we have operations may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The requirement of employee benefit plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We expect that our aggregate labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs, our financial condition and results of operations may be adversely affected.

Furthermore, we expect that our business expansion in Southeast Asian countries will also result in the increase in the future, which may in turn adversely affect our business and result of operations, especially prior to the breakeven point of our business operations in such regions.

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

We maintain offices and branch offices in China as well as in regions outside China for our operations. As of the date of this annual report, we lease properties underlying most of our offices and branch offices and we own a building of approximately 2,481 square meters in Xinjiang, China. A building of approximately 1,707 square meters is also available to be used by us in Beijing, China as office premises.

The lessors of some of our leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines of up to RMB10,000 (US$1,408) per unit leasehold. As of the date of this annual report, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

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

The PRC government has provided various tax incentives to our subsidiaries, VIEs and their respective subsidiaries. These incentives include reduced enterprise income tax rates and exemptions from enterprise income tax. For example, under the PRC tax laws, the statutory enterprise income tax rate is 25%. However, the income tax rate of an enterprise that has been determined to be a “high and new technology enterprise” can be reduced to a favorable rate of 15%, and the income tax rate of enterprises of encouraged industries in certain regions or enterprises qualified as “small enterprises with low profits” can be reduced to a favorable rate of 20%. In addition, pursuant to the Several Opinions of Supporting the Construction of Xinjiang Kashgar and Horgos Special Economic Development Zone promulgated by the State Council on September 30, 2011, the Notice on Enterprise Income Tax Preferential Policy of Xinjiang Kashgar and Horgos Special Economic Development Zone promulgated by the Ministry of Finance and the State Taxation Administration on November 29, 2011 and other several supporting rules, from January 1, 2010 to December 31, 2020, enterprises fall into the catalogue of mainly encouraged developing industries in Xinjiang Kashgar and Horgos Special Economic Development Zone, shall be exempted from enterprise income tax for five years from the tax year in which the first production and operation income is obtained. Several of our subsidiaries, VIEs and their respective subsidiaries are either subject to the favorable income tax rate of 15%, 20% or have been exempted from the enterprise income tax for a certain period. For details, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.” Any increase in the enterprise income tax rate applicable to our subsidiaries, VIEs and their respective subsidiaries, or any discontinuation or retroactive or future reduction of any of the favorable tax treatments currently enjoyed by our subsidiaries, VIEs and their respective subsidiaries, could materially and adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of the provision for income taxes. Furthermore, competent PRC tax authorities may conduct tax audits on our subsidiaries, VIEs and their respective subsidiaries, and may also challenge our qualification to enjoy the corresponding preferential tax treatment and calculation of our tax liabilities. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified related to (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of our investment values and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments. Any of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other material weaknesses and significant deficiencies in our internal control over financial reporting. Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, it may have identified additional material weaknesses and significant deficiencies. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, hacking, war, regional conflicts, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

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

Risks Related to Our Corporate Structure

If the PRC government finds the commercial arrangements that establish the variable interest entity structure for a certain part of our operations in China non-compliant with the PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs and may lose the ability to consolidate their financial information.

Foreign ownership in entities that provide internet and other related businesses, including value-added telecommunication services, is subject to restrictions under prevailing PRC laws, regulations, and rules, unless certain exceptions are available. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider except for those engaged in e-commerce businesses, domestic multi-party communications services businesses, store-and-forward businesses and call center businesses, which may be 100% owned by foreign investors in accordance with the Negative List and other applicable laws and regulations.

We are a Cayman Islands exempted company and our WFOEs are considered foreign invested enterprises. Our WFOEs (being our wholly foreign-owned PRC subsidiaries) are currently not eligible to apply for the required licenses for providing value-added telecommunication services that foreign ownership and investment is restricted in China. The online services offered by our VIEs in China would constitute a type of value-added telecommunication service that foreign ownership and investment is restricted and therefore these services are provided through our VIEs and their subsidiaries to ensure compliance with the PRC laws and regulations. We entered into a series of contractual arrangements with certain of our WFOEs, each of Jiufu Shuke, Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, and the shareholders of each of such VIEs to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.” As a result of these contractual arrangements, we exert control over our VIEs and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Although the structure that we have adopted is consistent with longstanding industry practices and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. Our VIEs and their subsidiaries hold licenses, approvals, and key assets that are essential for the operations of certain of our businesses. 9F Inc. does not have any equity interest in our VIEs. Therefore, investors in our ADSs are not acquiring any equity interest in our VIEs and their subsidiaries in China but instead are acquiring interest in our Cayman Islands holding company.

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

On January 1, 2020, the PRC Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect. Although the PRC Foreign Investment Law and the Implementation Regulations do not explicitly classify contractual arrangements as a form of foreign investment, the definition of the “foreign investment” under the PRC Foreign Investment Law contains a catch-all provision to include investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves room for future laws, administrative regulations or provisions promulgated by the State Council to classify contractual arrangements as a form of foreign investment. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, which came into effect on January 1, 2020. In accordance with the foregoing interpretations, where a concerned party claims an investment agreement to be invalid on the basis that it is for investment in prohibited or restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. Therefore, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future.

If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the governmental authorities would have broad discretion in acting upon such violation, including:

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

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we are required to rely on the performance by our VIEs and shareholders of our VIEs of their obligations under these contractual arrangements to exercise control over our VIEs and their subsidiaries. The shareholders of our VIEs may not act in the best interests of our company and may not perform their obligations under the relevant contracts. Such risks would persist for so long as we operate our business through contractual arrangements with our VIEs and shareholders of our VIEs. Although we have the right to replace any shareholder of our VIEs under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts arises and remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC laws, arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our VIEs or shareholders of our VIEs to perform their obligations under the contractual arrangements we have with them would materially and adversely affect our business, financial condition, and results of operations.” Therefore, our contractual arrangements with our VIEs and shareholders of our VIEs may not be as effective in ensuring our control over the relevant segments of our business operations as compared with a direct ownership.

Any failure by our VIEs or shareholders of our VIEs to perform their obligations under the contractual arrangements we have with them would materially and adversely affect our business, financial condition, and results of operations.

If our VIEs or the shareholders of our VIEs fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, should the shareholders not perform their obligations under the contractual arrangements, our company’s ability to control the operations of the VIEs and their subsidiaries will be in question and the financial information of the VIEs and their subsidiaries may not be able to be consolidated in the consolidated financial statements in accordance with U.S. GAAP. This would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. These arbitration provisions relate to claims arising from the contractual relationship created by the variable interest entity agreements, rather than claims under US federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under US federal securities laws in the United States. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China and Hong Kong—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities (including the ADSs) to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law and other applicable laws and regulations require every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among certain of our PRC subsidiaries, each of our VIEs, and the shareholders of such VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our VIEs income subject to tax in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, if we request the shareholders of our VIEs to transfer their equity interests in our VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our designees to PRC income tax; and the taxable income of a transferring shareholder may be adjusted by the PRC tax authorities to an amount higher than the transfer price set forth under these contractual arrangements and thus the transferring shareholder may be subject to PRC income tax. The tax incurred during the equity interest transfer may be undertaken by us. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable laws and regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Risks Related to Doing Business in China and Hong Kong

The PRC government has significant authority to regulate the China operations of an offshore holding company, such as us, at any time. Therefore, investors in the ADSs and our business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

A major part of our operations is located in China. The PRC government has significant authority to regulate the China operations of an offshore holding company, such as us, at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced by political, economic, and social conditions in China generally.

Although the Chinese government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. Implementation of industry-wide regulations directly targeting our operations could also cause the value of our securities to significantly decline or, in extreme cases, become worthless.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The Chinese government has implemented various measures to generate economic growth and guide the allocation of resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by regulations over capital investments, banking and shadow banking, or changes in tax regulations. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

The PRC legal system is based on written statutes. Although court decisions may be cited for reference, they may have limited precedential value in certain areas. The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice in certain circumstances. Since the government authorities in China have discretion in interpreting and implementing statutory and contractual terms, the interpretations and implementation of some PRC laws, regulations, and rules may be changing from time to time, subjecting the enforcement of the same to uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. Furthermore, the PRC legal system is, in part, based on government policies and internal rules. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

Laws and regulations concerning our industries are also developing and evolving in China and the PRC governmental authorities may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in or may further expand into in the future. The PRC government has published certain policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release further regulations or policies or take regulatory actions regarding our industries that could adversely affect our business, financial condition and results of operations. Although we have taken measures to comply with and avoid violation of applicable laws, regulations and regulatory policies, we cannot assure you that our practice are and will remain in full compliance with applicable PRC laws, regulations and regulatory policies.

In addition, the PRC government may regulate our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, on February 17, 2023, the CSRC issued the Trial Measures and several supporting guidelines, under which a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. On February 24, 2023, the CSRC issued the Confidentiality and Archives Rules, under which the PRC domestic company as well as sponsors, underwriters and securities service institutions providing relevant securities services for the overseas securities offering and listing by such PRC domestic company shall strictly comply with the requirements on confidentiality and archives management. The Review Measures enacted in February 2022 provides that the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. On December 29, 2023, the Standing Committee of the National People’s Congress issued the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides more stringent requirements on capital contribution of a company established in the PRC. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our PRC subsidiaries or to provide financial support to the nominee shareholders of our VIEs within a much shorter period than the currently effective period. However, since the amended PRC Company Law is still relatively new, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law. In addition, since these new laws and regulations were recently issued, official guidance and interpretation of these laws and regulations may be absent in several material respects at this time. These new laws and regulations and any future related implementation rules may subject us to additional compliance requirements in the future.

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

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether we are able to and how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or any delay in obtaining CSRC approval for our listing may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the PRC authorities issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law. On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Negative List, which became effective on January 1, 2022.

On February 17, 2023, with the approval of the State Council, the CSRC issued the Trial Measures and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and supporting guidelines, in connection with any offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, a filing should be made with the CSRC. The Trial Measures further provides that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filing with the CSRC. If a PRC company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC published the Confidentiality and Archives Rules, which came into effect on March 31, 2023 and applies to both direct and indirect overseas offerings and listings of PRC companies. For more details of these regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to M&A Rules and Overseas Listings.”

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

In addition, on December 28, 2021, the CAC and several other governmental agencies jointly issued the Review Measures, which became effective on February 15, 2022. According to the Review Measures, if a “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the applicant will be prohibited. On November 14, 2021, the CAC issued the Regulations on Network Data Security Management (draft for public comments), which provides that if a data processor that processes personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.

For comprehensive discussions on the PRC laws and regulations with respect to approvals of and filings with PRC governmental authorities that may be required in connection with securities offerings, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to M&A Rules and Overseas Listings.”

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong. Our auditor was not subject to that determination. On December 15, 2022, the PCAOB removed China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

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

Hong Kong has been implicated in political tensions between the United States and China which have escalated following the passage of Safeguarding National Security in the Hong Kong Special Administrative Region by the Standing Committee of the National People’s Congress and sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government. Our businesses are materially affected by the financial markets and economic conditions in Hong Kong. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would materially and adversely affect global economic conditions and the stability of global financial markets. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

Volatility of the stock market in Hong Kong could materially and adversely affect our business and financial condition.

As we have securities business operations in Hong Kong, we are subject to the volatility of the stock market in Hong Kong. The Hong Kong stock market is directly affected by the local and international economic and socio-political environments, including without limitation the monetary policies adopted and carried out by major economies, changes in global supply chains and consumption markets, wars, regional conflicts between Russian and Ukraine and in elsewhere, and other economic and social instabilities. Hong Kong is exposed to economic events around the globe for its highly open stock market, and therefore influenced by economic issues in all major markets. Any downturn in the stock market in Hong Kong will directly and adversely affect the number of active corporate finance projects in the market and therefore our performance. Historically, the local and international economic and socio-political environments fluctuated from time to time and the Hong Kong stock market was volatile due to the fluctuations. Severe fluctuations in market and economic sentiments may also result in a prolonged period of sluggish market activities which could in turn have a material adverse impact on our business and financial condition.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government regulates the internet industry and finance-related industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry and finance-related industry. These internet-related or finance-related laws and regulations are relatively new and rapidly evolving, and thus their interpretation and enforcement, and under certain circumstances, the compliance requirements still involve significant uncertainties. As a result, under certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

For example, PRC regulations impose sanctions for engaging in disseminating analysis, forecasting, advisory or other information related to securities and securities markets without having obtained the securities investment consultancy qualifications in China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Our Business Operation in China—Regulations Related to Securities Investment Consulting Business.” We have not obtained the securities investment consultancy qualifications in China. Without the required qualifications, we should refrain from as well as explicitly prohibit our users from sharing information related to securities analysis, forecasting or advisory on our stock investment platform. However, we cannot assure you that our users will not post articles or share videos that contain analysis, forecasting or advisory content related to securities on our securities investment platform. If any of the information or content displayed on our securities investment platform is deemed as analysis, forecasting, advisory or other information related to securities or securities markets, or any of our business in the PRC is deemed to be a service providing such information, we may be subject to regulatory measures including warnings, public condemnation, suspension of relevant business and other measures in accordance with applicable laws and regulations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

In addition, we offer a suite of wealth management products to investors. In 2017, we expanded our product suite to include domestic and international investment options including stock, insurance and mutual funds. According to the Securities Investment Funds Law, any entity that engages in fund services, including but not limited to sales, investment consulting, information technology system services, shall register or file with the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Our Business Operation in China—Regulations Related to Online Sales of Securities Investment Funds.” We do not hold any licenses or permits for the promotion of, sales of, purchase of or redemption of funds in China. We do not believe the wealth management business we are conducting now in China should be deemed as fund services in China. However, we cannot assure you that the regulatory authorities will take the same view as ours. If certain of our activities in China were deemed by the regulators as provision of fund services in China, we may be subject to penalties including imposition of fines and suspension of such fund sales business.

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

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries directly held by our non-PRC subsidiaries are able to pay dividends in foreign currencies to their non-PRC shareholders without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE have implemented a series of capital control measures, including more stringent vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

We may make additional capital contributions or loans to our PRC subsidiaries, which are treated as foreign invested enterprises under PRC laws. Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with the governmental authorities in China. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to registration with the State Administration for Market Regulation or its local branches, the information reporting in the online enterprise registration system, and foreign exchange registration with qualified banks.

Because we control our VIEs through contractual arrangements, we are not able to make capital contributions to our VIEs and their subsidiaries; however, we may provide financial support to them by loans.

On March 30, 2015, the SAFE issued the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises by allowing foreign-invested enterprises to settle their foreign exchange capital at their discretion. On June 9, 2016, the SAFE issued the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capital for expenditure beyond their respective business scope, securities investment or other financial investment (except for financial products and structured deposits with risk rating results not higher than certain level), providing loans to non-affiliated enterprises (unless otherwise permitted under their respective business scope) or constructing or purchasing real estate not for their own use (except for enterprises engaged in real estate development, leasing and operation). On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which was amended on December 4, 2023. SAFE Circular 28 expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlements to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Our Business Operation in China—Regulations Related to Foreign Exchange—General administration of foreign exchange.” The applicable foreign exchange circulars and rules may significantly limit our ability to make any transfer of fund to and use fund in China, which may adversely affect our business, financial condition and results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a significant portion of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process were put in place by the SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the under withheld individual income taxes, we may be required to make up sufficient withholding and pay late fees and fines. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for some of our employees, and there is no assurance that such third-party agencies have made or will make such contributions in full or in a timely manner. The PRC authorities may require us to pay, or in the case of any shortfalls, to cover, such social insurance and housing fund contributions. If we are subject to late fees or fines in relation to the underpaid employee benefits and under withheld individual income taxes, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or natural persons acquire an affiliated PRC domestic enterprise. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. Moreover, the Anti-Monopoly Law requires that the State Administration for Market Regulation shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On January 22, 2024, the State Council of the PRC issued the revised Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which raise the filing threshold of revenue, and provide that the anti-monopoly authority may order market participants involved in a market concentration transaction to make an application for clearance on concentration in cases where the revenue threshold is not met. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, the State Administration for Market Regulation or other PRC government authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In December 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such Measures defines foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such Measures, and could be broadly interpreted. It is likely that control through contractual arrangements be regarded as de facto control based on provisions applied to the security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within a prescribed period, and will be recorded as negative credit information of such foreign investor in the national credit information system, which would then subject such investors to joint punishment as provided by the applicable rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to eliminate the impact on national security. Official guidance in relation to the Measures has not been issued by the designated office in charge of such security review yet, therefore, at this stage, the interpretation of the Measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether the Measures may apply to foreign investment that is implemented or completed before the enactment of the Measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to the new regulatory requirements on a timely basis, or at all.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced the previous Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC resident individuals and PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC resident individuals must update their SAFE registrations when the offshore special purpose vehicle that such PRC resident individuals directly own the equity interests in undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 also requires a PRC entity to undergo the foreign exchange registration and updating procedures in accordance with the Provisions on Foreign Exchange Administration of the Outbound Direct Investment of Domestic Institutions, issued by the SAFE in July 2009 and other regulations.

On February 28, 2015, the SAFE issued a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, PRC residents are required to apply for foreign exchange registration of foreign direct investment and outbound direct investments, including those required under SAFE Circular 37, with qualified banks, instead of the SAFE. The qualified banks, under the supervision of the SAFE, directly examine the applications and conduct the registration.

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

Our founders and a number of our directors, officers and individual shareholders who indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, including Yifan Ren, Lei Sun, Changxing Xiao, and Lei Liu have completed the foreign exchange registrations in accordance with SAFE Circular 37 or SAFE Circular 75 then in effect. In October 2018, Lei Sun established a trust, of which he and his family members are beneficiaries, and transferred all shares of our company he beneficially owned to this trust. Each of the four other directors and officers of our company established a trust, of which he and his family members are beneficiaries, and transferred all shares of our company each beneficially owned to such trusts. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” All beneficiaries of such trusts who are PRC residents are required to complete the registrations pursuant to SAFE Circular 37. We have notified the beneficiaries of the trusts who we know are PRC residents of their filing obligation, including the obligation to make initial registration or updates under SAFE Circular 37, and such beneficiaries have undertaken to complete the registrations as soon as such registration is practical with the local SAFE branches or qualified banks.

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

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC residents and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, issued by the SAFE in 2012. Pursuant to the foregoing notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Employee Stock Incentive Plans.”

The State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Employee Stock Incentive Plans.”

In addition, on October 12, 2021, the State Administration of Taxation has issued the Notice of the State Administration of Taxation on Several Measures for Deepening the Reform of “Streamlining Administration, Instituting Decentralization, Improving Regulation and Optimizing Services” in the Taxation Field to Cultivate and Stimulate the Vitality of Market Players, or SAT Notice 69. Such notice requires domestic enterprises to report their share incentive plans to the tax authorities in charge, which gives the equity interests of an overseas enterprise to their employees. Under SAT Notice 69, our employees working in China who exercise share incentive awards will be subject to PRC individual income tax. Our PRC subsidiary has the obligation to make filings related to employee share incentive awards with the tax authorities and to withhold individual income taxes of those employees who exercise their share incentive awards. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the Enterprise Income Tax Law and its Implementation Rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The Implementation Rules defines the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or SAT Circular 82, issued by the State Administration of Taxation in April 2009 and amended in December 2017, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement Between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the PRC tax authority to have satisfied other conditions and requirements under the foregoing arrangement and other applicable PRC laws. However, based on SAT Circular 81, if the PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, in October 2019, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or SAT Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or SAT Circular 9, issued on February 3, 2018 by the State Administration of Taxation, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and the finding will be made based on the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the PRC tax authority or we will be able to complete the necessary filings with the PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Moore Digital Technology Information Service Limited, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the State Administration of Taxation issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. It supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor shall be subject to withholding of applicable taxes, currently at a rate of 10%. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Public Notice 7. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the tax authority, both of such parties may be subject to penalties.

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

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. According to the PRC Anti-monopoly Law, which was issued on August 30, 2007, last amended on June 24, 2022 and took effective from August 1, 2022, business operators holding dominant market positions shall not abuse such position to restrict trading counterparts to transact only with such business operators or only with designated business operators without a justifiable reason. Where a business operator has violated the PRC Anti-monopoly Law by abusing its dominant market position, the anti-monopoly enforcement agency shall order the business operator to stop the illegal act and confiscate the illegal income; and a fine of 1% to 10% of the business operator’s revenue from the preceding year shall be imposed. In addition, the latest amended PRC Anti-monopoly Law raises the maximum fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operators has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition. The authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. We may have to expend higher cost and more time evaluating and managing these risks and challenges in connection with our products and services as well as our investments. As of the date of this annual report, we had not been subject to any administrative penalties, regulatory actions or inquiries in connection with anti-monopoly.

In February 2021, the Anti-monopoly Commission of the State Council issued the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentrations involving variable interest entities will also be subject to antitrust filing requirements. The Anti-Monopoly Guidelines for Internet Platforms became effective on February 7, 2021, but uncertainties exist with respect to its enforcement. We are unable to predict the impact of these guidelines on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations are compliant with these guidelines in all respects. If any non-compliance is determined against us, we may be subject to fines and other penalties.

In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, with the aim to further implement fair competition policies, and strengthen anti-monopoly supervision, particularly the oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood, in China.

There are significant uncertainties with respect to the evolving anti-monopoly regulatory landscape, especially in terms of the enactment timetable, final provisions, and post-enactment interpretation and implementation of the rules and regulations. There is also a lack of clarity on the enforcement regime of, and differences exist in terms of local implementations of and practices on, anti-monopoly and competition laws and regulations. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Internet Platforms, the Anti-Monopoly Law, or other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performance of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industries or listed companies in general;

●	conditions in our industries;

●	announcements of studies and reports relating to the quality of our products and service offerings or those of our competitors;

●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new products and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	trends in the global economy in general or the Chinese economy in particular;

●	rising international geopolitical tensions;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and

●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

Substantial future sales or perceived potential sales of our ADSs or Class A ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or Class A ordinary shares in the public market, including the issuance in a situation in which we acquire a company and the acquired company receives ordinary shares as consideration and the acquired company subsequently sells its ordinary shares, or by investors who acquired such ordinary shares in a private placement, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Our Class A ordinary shares outstanding are also available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent these shares are sold into the market, the market price of our ADSs could decline.

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

Mr. Lei Sun, the chairman of our board of directors, beneficially owns an aggregate of 6,085,465 Class A ordinary shares and 58,348,000 Class B ordinary shares, representing in aggregate 62.0% of our total voting power as of the date of this annual report. Consequently, Mr. Sun will be able to significantly influence matters requiring shareholders’ approval such as electing directors and approving material mergers, acquisitions or other business combination transactions. The dual-class share structure will also allow Mr. Sun to have significant influence on requisition of an extraordinary general meeting of shareholders and quorum required for a general meeting of shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—General Meetings of Shareholders and Shareholder Proposals” for details. Mr. Sun may take actions that are not in the best interest of us or our other shareholders. This concentration of voting power and the restriction on transfer of Class B ordinary shares may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, Mr. Sun could divert business opportunities away from us to himself or others. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in the City of New York, the State of New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for more information.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental authority, or under any provision of the deposit agreement, or for any other reason.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to the securities business overseas. On February 24, 2023, the CSRC published the Confidentiality and Archives Rules, pursuant to which, the working papers and other files produced in the PRC by sponsors, underwriters and securities service institutions that provide PRC domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in PRC. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on PRC domestic companies, or relevant sponsors, underwriters or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The PRC domestic companies, sponsors, underwriters and securities service institutions shall obtain approvals from the CSRC or other PRC authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC shall provide any foreign judicial authority and law enforcement authority with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. In the event that the U.S. regulators carry out any investigation on us and there arises a need to conduct an investigation or collect evidence within the territory of China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in China under PRC laws. In addition, we and certain other entities and individuals, including our legal advisors, auditors and other agents, may be restricted from providing documents, materials, data and/or personal information to U.S. regulators before obtaining appropriate approvals from the PRC authorities. We may be subject to penalties if we or such other entities or individuals are found to have violated the foregoing restrictions. The U.S. regulators may resort to cross-border cooperation with the securities regulatory authority of China through judicial assistance, diplomatic channels or regulatory cooperation mechanisms in place involving the securities regulatory authority of China. While detailed interpretation of or implementation rules under these laws have yet to be issued, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China, and restrictions on the provision of documents, materials, data and/or personal information by entities and individuals to an overseas securities regulator, foreign judicial authority or foreign law enforcement authority may further increase difficulties faced by you in protecting your interests. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We are currently an emerging growth company and may take advantage of certain reduced reporting requirements, but we might incur increased costs after we cease to qualify as an “emerging growth company.”

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include the exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

However, we will cease to be an “emerging growth company” for the fiscal year of 2024, the sixth year since our initial public offering completed in 2019, and we expect to incur increased expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our interim financial results, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2023, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a “passive foreign investment company,” or PFIC, for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (as generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. Accordingly, a U.S. Holder of our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We initially conducted our business through Jiufu Shuke (formerly known as Beijing Jiufu Times Investment Consulting Co., Ltd., Jiufu Internet Finance Holdings Group Co., Ltd. and Jiufu Jinke Holdings Group Co., Ltd., successively), a company incorporated in China in December 2006.

We restructured our corporate organization in 2014. In January 2014, we incorporated our current holding company in the Cayman Islands under the name of JIUFU Financial Technology Service Limited, an exempted company with limited liability under the laws of the Cayman Islands, which was later changed to 9F Inc. in June 2014. In February 2014, we incorporated Moore Digital Technology Information Service Limited (formerly known as JIUFU Financial Information Service Limited) in Hong Kong, as a wholly-owned subsidiary of 9F Inc. We incorporated Shuzhi Lianyin (formerly known as Beijing Jiufu Lianyin Technology Co., Ltd.) in June 2014 and Shanghai Shuzhi Lianyin Network Co., Ltd. (formerly known as Shanghai Jiufu Network Co., Ltd.) in August 2014 in China as wholly-owned subsidiaries of Moore Digital Technology Information Service Limited.

In August 2014, Shuzhi Lianyin obtained effective control over Jiufu Shuke and Beijing Puhui through a series of contractual arrangements. In July 2015, August 2015, June 2019, May 2020 and August 2020, we amended and restated some of the abovementioned contracts with then existing shareholders of Jiufu Shuke and Beijing Puhui. In April 2020, Zhuhai Xiaojin Hulian Technology Co., Ltd. and Zhuhai Wukong Youpin Technology Co., Ltd., each a wholly-owned subsidiary of us in China, obtained effective control over Zhuhai Lianyin and Yi Qi Mai through a series of new contractual arrangements (as amended). We terminated contractual agreements with respect to Beijing Jiufu Meihao Technology Co., Ltd. (currently known as Beijing Jinniu Zhixuan Technology Co., Ltd.) in September 2020 when acquiring 100% equity interest in it. In March 2021, Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd., a wholly-owned subsidiary of us in China, obtained effective control over Shenzhen Fuyuan through a series of new contractual arrangements. In December 2023, following the transfer of Zhuhai Hengqin Yunchuang Investment Partnership (Limited Partnership)’s shares in Yi Qi Mai to Chengmai Mingjun Management Consulting Partnership (Limited Partnership), we have amended our contractual arrangement with Yi Qi Mai and its new shareholder. As a result of our direct ownership in our WFOEs and the contractual arrangements with Beijing Puhui, Jiufu Shuke, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, which are our VIEs, we believe that our VIEs should be treated as Variable Interest Entities under the Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 810 Consolidation and we should be regarded as the primary beneficiary of our VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs.

We currently conduct substantially all of our operations through our subsidiaries in China, Hong Kong and elsewhere, and our VIEs and their subsidiaries. The online lending platform business, which was a major part of our business, was mainly conducted by Jiufu Puhui, a wholly-owned subsidiary of Jiufu Shuke. The loan products related business was mainly conducted by Xinjiang Teyi Shuke Information Technology Co., Ltd. (formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.), a wholly-owned subsidiary of Yi Qi Mai through Beijing Lirongxing, and Zhuhai Onecard Xiaojin Technology Co., Ltd. (formerly known as Zhuhai Jiufu Xiaojin Technology Co., Ltd.), a wholly-owned subsidiary of Zhuhai Lianyin. Shuzhi Lianyin provides technical support to our operations.

We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through Metaverse Securities Limited, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in the stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through Metaverse Securities Limited. We conduct insurance brokerage business in Hong Kong through Ether Wealth Management Limited (formerly known as Fuyuan Wealth Management Limited and 9F Wealth Management Limited, successively), a company we acquired in July 2017. In 2022, we established Meta Futures Limited in Hong Kong via our wholly owned subsidiary, through which we plan to provide futures contracts trading services. In February 2024, we entered into transaction agreements to dispose of our equity interest in Lion Global Financial Limited previously acquired in March 2022, with expected closing of the disposal after the date of the annual report.

On August 15, 2019, our ADSs commenced trading on the Nasdaq Global Market under the symbol “JFU.” On January 3, 2023, we announced the plan to change the ratio of our ADSs to our Class A ordinary shares from the ratio of one ADS to one Class A ordinary share to a new ratio of one ADS to 20 Class A ordinary shares, which took effect on January 18, 2023.

In December 2020, as part of the effort to redirect our business focus, we ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on Jiufu Puhui’s online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by 9F and certain licensed asset management companies, the rights of investors in then existing loans underlying our legacy products have been transferred to such companies, with relevant repayment of the principal and investment income, as applicable, in relation to the legacy products expected to be made by such asset management companies to the investors within 36 months in ways chosen by the investors subject to terms and on conditions set forth in the platform notice to the investors. As of December 31, 2022, settlement with a vast majority of the investors had been reached. After the change of business operations, Jiufu Puhui no longer provides loan facilitation services, and licensed asset management companies and other third-party service providers provide investors with services in relation to the return of their remaining investment in loans. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We are a digital technology service provider aiming to empower institutional partners with advanced financial technologies as well as attract investors with investment opportunities that come with the vast potential of China’s new consumer economy and the appreciation of global assets and access to quality products at competitive price.

Pursuant to industry-wide policy requirements, Jiufu Puhui ceased its online lending information intermediary services in China in 2020. Outstanding loans under the relevant online lending activities have been transferred to certain third parties and Jiufu Puhui continues to provide technical support for debt collection and post-origination customer services to such independent third parties to facilitate the phasing out of the online lending intermediary business and the settlement of outstanding loans.

Our Business and Services

Technology Empowerment Services

By deploying our accumulated financial technologies, especially the advanced artificial intelligence algorithms such as machine learning, community discovery, natural language processing voice recognition, and enhanced machine learning automation model training, we provide our partners with technology empowerment services with respect to user acquisition, risk management, consumption scenario perception and comprehension and data modeling. Through these technologies, we have helped them improve their ability for user acquisition, user filtering, user operation management and risk management, and reduce their user acquisition costs, promote their user conversion and enhance their profitability.

In 2019, we launched our proprietary platform that integrates our core artificial intelligence, cloud and big data technologies. Such platform provides our financial institution partners, and online merchants and offline merchants connected by our VIEs’ online platforms, including the merchants connected through our One Card-linked China UnionPay payment channels, with highly customized modularized service packages. We have also been working closely with licensed financial institutions, such as Hubei Consumption Financial Company, by providing them with user acquisition and credit assessment assistance, as well as consultation services. Benefiting from our well-developed risk management and data analysis technology, we are in a superior position to help financial institutions acquire potential borrowers that may fit their client profile, and our deep insight on the financial industry as a long-standing provider of digital finance solutions enable us to provide high quality consultation and integrated technology solutions to financial institutions. In addition, the risk management system developed by us has been widely used in banking, automobile, securities investment and insurance industries.

We have been actively developing our technologies such as big data and artificial intelligence technologies, through in-house research & development and investment in other emerging technology companies.

E-commerce Business

We rolled out online retailing services and offline B2B merchandise services in 2020. Our e-commerce business is currently offered through third-party e-commerce platforms and covers seven major categories of merchandise, including 3C products, beauty and skin care products, food, household appliances, and liquor and beverages. We collaborate with over 30 suppliers in China and have cumulatively offered over 8,000 products. We also provide 24x7 customer service to assist our customers.

We aim to deliver a superior shopping experience with quality products and competitive prices for our customers, by rigorously adhering to our brand and service philosophy, playing a bigger part in the manufacturing process and supply chain management, and working with qualified suppliers.

Wealth Management Services

Internet Securities Services

We currently hold SFC Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) Licenses in Hong Kong through our subsidiaries, Metaverse Securities Limited and Meta Futures Limited. Benefiting from our technology capability, we aim to establish a new type of internet-based securities investment platform that offers convenient and effective global asset allocation services, especially offshore securities investment services, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Currently, we are offering the following services to our users through Metaverse Securities Limited, a licensed entity:

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

We plan to apply for more licenses based on our business plan, and we have taken steps to acquire licensed entities in Hong Kong and other regions to expand our services and product offerings. For example, our Singapore subsidiary, Meta Securities Pte. Ltd, obtained the Capital Markets Services license with respect to dealings in capital markets products that are securities, collective investment schemes and exchange-traded derivatives contracts, product financing and custodial services, in each case subject to certain license conditions. This will allow us to provide a richer investment portfolio to investors, and more effective and powerful “one account, global investment” one-stop service offerings.

Fund Sales and Insurance Brokerage Services

We hold a Hong Kong insurance brokerage license through our subsidiary Ether Wealth Management Limited (formerly known as Fuyuan Wealth Management Limited). Ether Wealth Management has an experienced and professional wealth management team that assesses risks according to our clients’ different wealth management needs, and provides clients with tailor-made, comprehensive and practical wealth allocation planning and management solutions. Our team assists clients to increase their asset value with diversified wealth management products and services that allow flexible asset allocation. Currently, we have rolled out a product portfolio that covers life protection plans, annuity plans, universal life insurance, general insurance, advisory services relating to Hong Kong mandatory provident fund, or MPF, among others, suitable for a range of financial needs of our clients at different stages of their journeys through life. We also hold an insurance brokerage license through a subsidiary of one of our VIEs, Jiuxing Insurance Brokerage Co., Ltd.

We also hold shares in a fund sales license holder, CSJ Golden Bull (Beijing) Fund Sales Co., Ltd (formerly known as CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd.). Relying on existing licenses, we cooperate with fund managers, asset management companies, trust companies, securities companies, insurance companies, commercial banks, policy banks and other financial institutions and service institutions to provide high-net-worth individuals, family and institutional investors wealth management and investment advisory services.

Technology

Our success is, in part, dependent upon the technologies deployed across our business operations to support our product and service offerings.

We have taken a data-driven approach in developing and upgrading our internet securities services. Our independently built data service system provides what-you-see-is-what-you-get interface editing environments and allows us to launch and edit new user-interfacing functions. Our front-end development infrastructure is compatible with iOS, Android, personal computer and other mainstream operating systems. This enables us to launch more products across different platforms, improve front-end development efficiency, keep up with the shift in market trends and remain attractive to our users. We offer a comprehensive suite of order transaction models with real-time order taking response to complement our internet securities services. We have developed data centers to provide us with data storage function and a clear data network, based on which we have built a big-data monitoring system that features centralized log management capabilities, visualization of monitoring data and intelligent warning system for risk management. We have also deployed an intelligent operating system that is capable of providing optimized risk management and highly customized information pushing service to millions of our users.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2023, we have registered 958 trademarks with the Trademark Office of the PRC National Intellectual Property Administration, or the Trademark Office, seven trademarks with overseas authorities, 447 software copyrights and 24 work copyrights with the PRC National Copyright Administration, 68 domain names in the PRC and 16 overseas domain names. Furthermore, we are in the process of applying for trademark registrations in other regions we operate in.

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

According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the PRC Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or restated upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The most recent version of the negative list was issued in December 2021.

PRC Foreign Investment Law and its Implementation Regulations allow foreign-invested enterprises established prior to January 1, 2020 and having corporate structure and governance inconsistent with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, to maintain their corporate structure and governance within a five-year transition period, but require adjustment for compliance with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, shall be completed prior to the expiration of such transition period.

Foreign investors and foreign investment enterprise are also required to submit information reporting in accordance with the PRC Foreign Investment Law and its Implementation Regulations and will be imposed legal liabilities for failure to comply with such requirements.

The NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment on December 19, 2020, which became effective on since January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or could have an impact on national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further requires that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

Regulations Related to Insurance Brokerage and Internet Insurance

The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, as amended on April 24, 2015. According to this law, the China Insurance Regulatory Commission (currently known as the China Financial Regulatory Administration) is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

On February 1, 2018, the China Insurance Regulatory Commission issued the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018. “Insurance brokers,” as defined by the Provision on the Regulation of Insurance Brokers, cover such institutions (including insurance brokerage companies and their branches) that tender intermediary services to insurance policyholders in consideration of commissions in the process of insurance contract formation with insurance companies. Pursuant to the Provisions on the Regulation of Insurance Brokers, the establishment and operation of an insurance broker must meet the qualification requirements specified by the China Insurance Regulatory Commission, obtain approval from the China Insurance Regulatory Commission and be licensed by the China Insurance Regulatory Commission. Specifically, the paid-in registered capital of a cross-province insurance brokerage company at least must be RMB50 million and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) at least must be RMB10 million.

In addition, as an operation requirement, an insurance broker has to register the practice of its insurance brokerage practitioners as required. An “insurance brokerage practitioner” is defined by the Provisions on the Regulation of Insurance Brokers as such individual working with an insurance broker (i) who is to draft insurance plans for policyholders or the insured, to handle the insurance procedures and to assist in the claims for compensation, or (ii) who is to provide the clients with consultation services regarding disaster and loss prevention, risk assessment and risk management, and to engage in reinsurance brokerage and other business.

According to the administrative guidelines published by the China Insurance Regulatory Commission on its official website and other PRC regulations, a foreign investor must satisfy the following requirements before it can invest in the insurance brokerage industry: (i) it should be a foreign insurance broker with more than thirty years of experience in operation of commercial institutions within the territories of World Trade Organization members; and (ii) its total assets shall be no less than US$200 million as of the end of the year prior to its application.

On December 7, 2020, the China Banking and Insurance Regulatory Commission (the successor of China Insurance Regulatory Commission, currently known as the China Financial Regulatory Administration) issued the Regulatory Measures for Online Insurance Business, which became effective on February 1, 2021. The Measures stipulates that only insurance companies and professional insurance intermediaries established upon approval by, and registered with insurance regulatory authorities could provide Internet insurance services, such as providing insurance products consultation services, assisting policyholders with selecting insurance products, calculating insurance premiums, drafting insurance plans for policyholders and processing insurance application formalities. It also provides that insurance intermediaries are required to manage their marketing activities and retain records of online insurance transactions. In addition, it sets a higher standard for insurance intermediaries that conduct online insurance business to improve IT infrastructure and cybersecurity protection. Pursuant to the Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date thereof; (ii) complete the rectification of other issues on business and operation within six months from the effective date thereof; and (iii) complete the authentication of classified cybersecurity protection of their independently-operated online platforms within twelve months from the effective date thereof.

On June 22, 2020, the China Banking and Insurance Regulatory Commission published the Notice on Regulating the Backtracking Management of Online Insurance Sales Behavior, with effect from October 1, 2020. This notice sets out requirements on various aspects of online sales by insurance institutions, including sales practices, record-keeping for backtracking sales, and disclosure requirements. For example, it requires that online sales pages should be displayed only on insurance institutions’ independently-operated online platforms and should be separated from non-sales pages. Insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales. It also requires that important insurance clauses should be presented on a separate page and be confirmed by policyholders or the insured.

According to the Administrative Measures for the Protection of Consumers’ Rights and Interests by Banking and Insurance Institutions issued by the China Banking and Insurance Regulatory Commission on December 26, 2022, banking and insurance institutions shall assume the primary responsibility for the protection of the legitimate rights and interests of consumers, and treat consumers in a fair, equitable and honest manner in the whole process of business operations under appropriate procedures and measures. Banking and insurance institutions shall (i) establish and improve systems and mechanisms for the protection of consumers’ rights and interests; (ii) review the protection of consumers’ rights and interests in the stages of design and development, pricing management, agreement formulation, marketing and promotion of products and services provided to consumers; and (iii) establish a traceability management mechanism for sales practices to record and preserve the sales process of products and services.

On September 20, 2023, the China Financial Regulatory Administration issued the Administrative Measures for Insurance Sales Activities, which took effect on March 1, 2024. Pursuant to the Measures, insurance companies and insurance intermediaries are required to carry out insurance sales business within their scope of business and scope of regional operations allowed pursuant to applicable regulations as well as approved by regulatory authorities. Insurance sales personnel shall not engage in insurance selling activities beyond the authorized scope of business of the insurance company or insurance intermediary he or she works with. Insurance companies should also establish management systems for grading insurance products and their insurance sales personnel respectively, so that the selling of insurance products of each grade shall be handled by appropriate insurance sales personnel. Insurance companies and insurance intermediaries should also take other steps to strengthen the management of insurance sales channel business and enhance their internal compliance supervision of insurance sales channel, and shall not use the insurance sales channel to carry out illegal and irregular activities.

Jiuxing Insurance Brokerage Co., Ltd. (formerly known as Ruifeng Insurance Brokerage Co., Ltd.), which is a subsidiary of one of our VIEs, holds a license to conduct insurance brokerage business. It commenced its offering of onshore insurance products in February 2021.

Regulations Related to Online Sales of Securities Investment Funds

The Securities Investment Fund Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 and amended with immediate effect on April 24, 2015, provides the legal framework for regulating securities investment funds. This law sets out the eligibility requirements and responsibilities of publicly-offered funds’ managers and of their directors, supervisors and senior management. It also regulates various aspects of publicly-offered funds’ operations and organization, including offering process, trading of fund units, subscription and redemption. For example, this law requires that any agencies that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall be registered or filed with the provisions of the securities regulatory authority of the State Council.

On December 17, 2015, the CSRC and the People’s Bank of China issued the Measures for the Supervision and Administration of Money Market Funds, which became effective on February 1, 2016. Pursuant to the Measures, money market fund refers to a fund invested in money market instruments and allowing the subscription for and redemption of fund shares on each trading day. The Measures provides as a general rule that no person may engage in the fund sales promotion, share offering, subscription, redemption or other related activities without relevant fund sales business qualifications granted by the CSRC. In addition, several disclosure rules must be observed during the fund sales activities. When fund managers, fund sales agencies and internet companies cooperate to conduct online sales of money market funds, certain information (e.g., the providers of fund sale services, potential investment risks and the names of money market funds being sold) shall be disclosed in a conspicuous way to the investors. For fund managers, fund sales agencies, fund sales payment institutions and internet companies which provide to investors quick redemption or other value-added services, they must fully disclose the rules of such services such as those regarding the expenses and restrictions, and shall not exaggerate the convenience of such services. Further, the fund managers, fund sales agencies and internet companies shall explicitly agree on certain terms in relation to the provision of fund service, which include the scope of cooperation, the legal relationships, information security, client information protection, legal compliance, emergency response mechanisms, prevention of illegal securities activities, post-termination operation schemes, delinquency liabilities and the protection of investors’ rights and interests. The Measures for Supervision and Administration of Sales Agencies for Publicly-offered Securities Investment Funds, which was issued by the CSRC on August 28, 2020 and became effective on October 1, 2020, further regulates that securities companies and other institutions, subject to satisfaction of the relevant requirements, may apply for business qualification for sales of funds from the local branches of the CSRC.

On December 20, 2019, the People’s Bank of China, the CSRC, the SAFE and other regulatory departments jointly issued the Notice on Further Regulating Financial Marketing and Publicity Activities, which came into effect on January 25, 2020. Pursuant to the Notice on Further Regulating Financial Marketing and Publicity Activities, “financial marketing and publicity activities” refers to the advertising and promotional activities of the financial institutions from the banking, securities and insurance sectors as well as institutions that conduct financial activities or financial related activities, or the Financial Offerings Providers, via the use of various promotional tools and approaches, which shall be conducted within the scope of the financial businesses approved by the financial regulatory authorities under the State Council and its local regulatory agencies. A market entity which fails to obtain the required qualifications for the relevant financial activities is prohibited from carrying out marketing and advertising activities relating to such financial activities, except for marketing and advertising activities performed by information publishing platforms or medias as entrusted by Financial Offerings Providers that have acquired qualifications for financial business operations by operation of law.

On December 31, 2021, the People’s Bank of China and other six PRC governmental authorities issued a draft of Administration Measures for Online Marketing of Financial Products for public comments. Pursuant to the draft Measures, any third-party platform operators who are entrusted by financial institutions to promote financial products on the Internet shall be governed by the draft Measures. The draft Measures prohibits institutions and individuals from providing online marketing services for any illegal financial activities, such as illegal fundraising, unauthorized issuance of securities or lending, and virtual currency transactions. In addition, third-party platform operators shall market the financial products in conformity with the online marketing contents which have been approved by the financial institutions and shall not change the contents arbitrarily. Without the approval from the finance regulators, no third-party platform operator shall be involved, whether directly or in any disguised form, in any sale activities of financial products, such as consulting with customers about financial products, conducting the appropriateness assessment on financial customers, entering into any sale contract, or transferring any funds.

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

Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies

On December 29, 1998, the Standing Committee of the National People’s Congress issued the PRC Securities Law, which was most recently amended on December 28, 2019 and became effective on March 1, 2020. The PRC Securities Law governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within China. No entities or individuals shall engage in securities business as a securities company without the approval by the securities regulatory authority of the State Council. Offering and trading of securities outside China which disrupt the domestic market order of China and harm the legitimate rights and interests of domestic investors shall be regulated pursuant to the provisions of the PRC Securities Law.

The State Council issued the Regulations on the Supervision and Administration of Securities Companies on April 23, 2008, which was most recently amended on July 29, 2014. The Regulations clarifies that the operation of securities businesses or establishment of representative agencies in China by foreign-invested securities companies shall be subject to the approval of the securities regulatory authority of the State Council.

On January 13, 2023, the CSRC issued the Administrative Measures on Securities Brokerage Business, which became effective on February 28, 2023. The Measures stipulates that the “securities brokerage business” refers to business activities such as securities trading, marketing, accepting investors’ entrustment to open accounts, processing transaction orders, and handling clearing and settlement, and no entity or individual other than registered securities companies may engage in the securities brokerage business. Any overseas securities business institution violating Article 95 of the Regulations on Supervision and Administration of Securities Firms, directly or through its affiliates conducting activities such as opening account, marketing and other activities of overseas securities trading services within the PRC, shall be penalized according to the PRC Securities Law. Article 95 of the Regulations on Supervision and Administration of Securities Firms stipulates that an overseas securities business entity that conducts securities business or establishes a representative office in China shall obtain the approval of the securities regulatory authority of the State Council. The specific measures shall be formulated by the securities regulatory agency of the State Council and submitted to the State Council for approval.

Pursuant to Article 202 of the PRC Securities Law, any person who establishes a securities company without due authorization, operates securities business illegally or carries out securities business activities as a securities company without approval shall be subject to penalties such as correction orders, confiscation of illegal income and the imposition of a fine ranging from one time to ten times the amount of illegal income (where there is no illegal income or the amount of illegal income is less than RMB1 million, a fine ranging from RMB1 million to RMB10 million shall be imposed). The directly accountable person(s) in charge and other directly accountable personnel of a violating entity shall be reprimanded and subject to a fine ranging from RMB200,000 to RMB2 million.

We historically redirected certain of our users and clients based in China to open accounts and make transactions outside China, which may be considered as “engaging in the securities business within the territory of the People’s Republic of China” and an approval from State Council securities regulatory authority may be required. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We do not hold any licenses or permits for providing securities brokerage services in China. If some of our activities in China are considered by the authorities as provision of securities brokerage services, investment consulting services or otherwise conducting securities businesses in China, our business, financial condition, results of operations and prospects may be materially and adversely affected.”

Regulations Related to Securities Investment Consulting Business

On December 25, 1997, the CSRC issued the Interim Measures for the Administration of Securities or Futures Investment Consulting, which became effective on April 1, 1998. According to the Measures, the securities investment consulting service means any analysis, prediction, recommendations or other directly or indirectly charged consulting services provided by securities investment consulting institutions and their investment consultants to securities investors or clients, including: (i) to accept any entrustment from any investor or client to provide securities or futures investment consulting services; (ii) to hold any consulting seminar, lecture or analysis related to securities or futures investment; (iii) to write any article, commentary or report on securities or futures investment consultancy in any newspaper or periodical, or to provide securities or futures investment consulting services through media such as radio or television; (iv) to provide securities or futures investment consulting services through telecommunications facilities such as telephone, fax, computer network; and (v) other forms recognized by the CSRC. In addition, all institutions shall obtain the operation permits issued by the CSRC and all person must obtain professional qualification as a securities investment consultant and joining a qualified securities investment consulting institution before engaged in securities investment consulting service.

On October 11, 2001, the CSRC issued the Notice with Respect to Certain Issues on Regulating the Securities Investment Consulting Services Provided for the Public, which became effective on the same day and was amended on October 30, 2020. It stipulates that media which disseminate securities-related information shall not publish or broadcast any analysis, prediction or recommendation in respect of the trends of securities markets and securities products, as well as the feasibility of the securities investment made by any institution which does not obtain the operation permits for securities investment consulting services from CSRC or any individual who is not employed by a qualified securities investment consulting services institution and who does not satisfy the professional requirements. Any media in violation of the foregoing stipulation will be subject to reprimand or exposure by the CSRC, or be subject to enforcement actions by other competent authorities.

On December 5, 2012, the CSRC published the Interim Provisions on Strengthening the Regulation over Securities Investment Consulting Services by Using “Stock Recommendation Software” Products, which came into effect on January 1, 2013 and was amended on October 30, 2020. Pursuant to the Provisions, “stock recommendation software” are defined as any software products, software tools or terminal devices with one or more of the following securities investment consulting services: (i) providing investment analysis on specific securities investment products or predicting the price trends of specific securities investment products; (ii) recommending the selection of specific securities investments products; (iii) recommending the timing for trading specific securities investments products; and/or (iv) providing other securities investment analysis, prediction or recommendations. Therefore, selling or providing “stock recommendation software” products to investors and directly or indirectly obtain economic benefits therefrom shall be considered as engaging in securities investment consulting business and the operation permits for securities investment consulting services from CSRC shall be obtained for the operation of such business.

We cannot guarantee that the display of certain information or content on our website and mobile app in China will not be considered as engaging in the investment consulting business for providing the public with securities analysis, forecast or recommendations through the forum or broadcasting of pre-recorded videos. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations Related to Anti-money Laundering

The PRC Anti-money Laundering Law, promulgated by the Standing Committee of the National People’s Congress on October 31, 2006 and effective since January 1, 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions specified by the State Council, while the list of the non-financial institutions with anti-money laundering obligations shall be separately published by the State Council. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

The China Insurance Regulatory Commission issued the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry on September 13, 2011, which sets forth anti-money laundering requirements applicable to insurance companies, insurance assets management companies, insurance agencies and insurance brokerage companies. Insurance brokerage companies are required to provide insurance companies with customer identification information, and if necessary, copies of identification cards or other identification documents of customers, establish an internal control system for anti-money laundering, conduct anti-money laundering training, properly deal with major money-laundering cases involving them, cooperate during anti-money laundering supervision, inspections, administrative investigations, and criminal investigations, and keep confidential information related to anti-money laundering investigations. The senior management officers of insurance brokerage companies are also required to be familiar with anti-money laundering laws and regulations.

On October 10, 2018, the People’s Bank of China, the China Insurance Regulatory Commission and the CSRC jointly issued the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the Internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports, among other things.

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

Regulations Related to Value-added Telecommunication Services

General administration of value-added telecommunication services

On September 25, 2000, the State Council issued the Telecommunication Regulation of the People’s Republic of China, which was amended on July 29, 2014 and February 6, 2016 respectively. This Regulation is the primary PRC regulation governing telecommunication services and sets out the general regulatory framework for telecommunication services provided by PRC companies. It requires telecommunication service providers to obtain from the Ministry of Industry and Information Technology or its provincial level counterparts an operating license prior to the commencement of their operations. The Regulation categorizes telecommunication services into basic telecommunication services and value-added telecommunication services. Pursuant to the Regulation, value-added telecommunication services are defined as telecommunication and information services provided through public networks.

The Catalogue of Telecommunication Business, which was issued as an attachment to the foregoing Regulation and updated on February 21, 2003, December 28, 2015 and June 6, 2019, respectively, further categorizes value-added telecommunication services into Class 1 value-added telecommunication services and Class 2 value-added telecommunication services.

On July 3, 2017, the Ministry of Industry and Information Technology issued the Administration Measures for the Licensing of Telecommunication Business, which became effective on September 1, 2017. Pursuant to the Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication businesses, or the VATS License. The Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. The Measures further sets forth the qualifications and procedures for obtaining VATS License. Pursuant to the Measures, any telecommunication services operator must conduct the telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

Regulations related to internet information services and online data processing and transaction processing services

Pursuant to the Catalogue of Telecommunication Business, both online data processing and transaction processing services and internet information services fall within Class 2 value-added telecommunication services.

The “online data processing and transaction processing services” means the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. Online data processing and transaction processing services include transaction processing services, electronic data interchange services and network/electronic equipment data processing services. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a VATS License for “online data processing and transaction processing services.”

The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. By technical service methods of information organization and transmission, among others, the “information services” are classified into information release platforms and transmission services, information retrieval and inquiry services, information community platform services, instant information interaction services as well as information protection and processing services. The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. Such Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Measures, commercial internet information services refers to the service activities of compensated provision to online subscribers through the internet of information or website production; non-commercial internet information services refers to the service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The Measures requires that a provider of commercial internet information services shall obtain a VATS License for internet information services, or the ICP License. It further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the Ministry of Industry and Information Technology. Moreover, pursuant to the Measures, internet information service providers shall post their ICP License numbers or record-filing numbers in a prominent place on the homepage of their websites. In addition, the Measures specifies a list of prohibited content. Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information service providers must also monitor and control the information posted on their websites. If any prohibited content is found by an internet information service provider, it must immediately stop the transmission thereof, save the relevant records and make a report thereon to the regulatory authorities. Pursuant to the Measures, internet information service providers that violate such prohibition may face criminal charges or administrative sanctions.

Jiufu Puhui, which previously operated our online lending information intermediary services platform, has obtained an ICP License which will remain effective until December 31, 2026. Jiufu Shuke, one of our VIEs, and several other subsidiaries of our VIEs, have also obtained an ICP License. In addition, several other subsidiaries of our VIEs have obtained the VATS License for “online data processing and transaction processing services.”

Regulations related to e-commerce

On August 31, 2018, the National People’s Congress issued the E-commerce Law of the People’s Republic of China, which took effect on January 1, 2019. This law clarifies some obligations for the e-commerce operators. For example, among other things, an e-commerce operator shall (i) disclose its business license and other administrative licenses related to its business or a link to the above information at a prominent place on the homepage of the platform; (ii) fully and accurately disclose information related to commodities and services offered on its platform in a timely manner; (iii) inform the users in a clear, comprehensive and explicit manner of the steps to conclude a contract, cautions, how to download the contract, and ensure that users are able to read and download them conveniently; (iv) enable the users to make any corrections before orders are submitted; (v) disclose the methods and procedures for inquiring, correcting and deleting users’ information and deregistering users’ accounts, and not set unreasonable for such inquiry, correction, deletion and de-registration; and (vi) provide relevant e-commerce data to competent authorities as required by such authorities pursuant to laws and administrative regulations.

Furthermore, on March 15, 2021, the State Administration for Market Regulation issued the Measures for the Supervision and Administration of Online Trading, which took effect on May 1, 2021. The Measures imposes various restrictions on the business operations of online transaction operators. For example, online transaction operators are required to fully, truthfully, accurately and timely disclose information relating to goods and services to protect consumers’ right to information and right to choose. In the event that an online transaction operator sends notices and statements to consumers using standard forms in the course of providing goods or services, such operator should highlight contents that may be material to the interests of the consumers. Online transaction operators are also prohibited from engaging in unfair competition activities that disrupt competition in the relevant market and infringe on the legitimate rights and interests of other operators or consumers, or from conducting false or misleading commercial promotions to deceive or mislead consumers in any of the following ways: (i) fabricating transactions and customer reviews; (ii) making a misleading display or other means to prioritize the display of favorable comments and relegate negative comments to a lower priority, or failing to distinguish prominently the feedbacks and reviews for different products or services; (iii) carrying out deceptive marketing by means of falsely branding products as spot goods, fictitious booking or falsely touting limited offers, among others; or (iv) fabricating internet traffic data (such as the number of clicks and followers) or transaction or interaction data (such as number of likes and rewards). In addition, the Measures also stipulates detailed requirements with respect to the protection of consumer rights and personal information. For example, the Measures provides that online transaction operators shall not compel (including through disguised forms of coercion) customers to consent to the collection and use of their information for a purpose that is not directly related to the business activities of such operators, by ways of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of the installation or use of relevant mobile apps, among others. The collection and use of each piece of sensitive information of a consumer, such as personal biological characteristics, medical and health information, financial information and information relating to banking accounts and personal whereabouts, require a separate consent of such consumer.

Regulations related to mobile internet applications information services

In addition to the Telecommunication Regulation of the People’s Republic of China and other regulations above, mobile apps are also regulated by the APP Provisions, which was promulgated by the CAC on June 28, 2016 and most recently amended by the CAC on June 14, 2022 and became effective on August 1, 2022. Pursuant to the APP Provisions, CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of mobile app information services. Pursuant to the APP Provisions, a mobile internet app refers to an app software that runs on mobile smart devices to provide users with information services, and mobile internet app providers refer to the owners or operators of mobile internet apps which provide information services. Mobile internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Mobile internet app providers shall not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Mobile internet app providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, mobile internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and other competent authorities in accordance with the laws and regulations.

In addition, in December 2016, the Ministry of Industry and Information Technology issued the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which came into effect on July 1, 2017. The Measures aims to enhance the administration of mobile apps, and requires, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device.

Since 2021, the PRC government has taken steps to strengthen the supervision on the use of algorithm in the field of internet information service. On September 17, 2021, the CAC and eight other authorities jointly issued the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. The Provisions stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities with respect to algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, technology ethics review, user registration, information release examination, data security and personal information protection, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, among others, and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security or social or public interest, disturb economic order or social order, or infringe on third parties’ legal interest, or (ii) disseminate any information prohibited by laws or regulations. Besides, it shall not take advantage of its algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their lawful services. The providers of algorithmic recommendation services involving public opinion or having the capacity to effect social mobilization shall complete a filing with the CAC’s filing system within ten business days after the launch of such services.

On July 21, 2023, the Ministry of Industry and Information Technology issued the Notice of the Record-filing of Mobile Internet Apps. Pursuant to this notice, operators of mobile internet apps which engage in internet information services within China shall complete a record-filing procedure prior to their provision of internet information services via mobile internet apps. The operators of mobile internet apps shall mark their respective record-filing number in a prominent place of the mobile internet apps, and incorporate a hyperlink of the record system below the record-filing number to facilitate the checking by the public. In case of any change to or deregistration of any filed information of such apps, the operators shall make revision record-filings with respect to such change or deregistration with the regulatory authority.

We have implemented internal control procedures screening the information and content on our websites and mobile apps to ensure compliance with the APP Provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our websites and mobile apps, which may materially and adversely affect our business and operating results.”

Regulations related to foreign direct investment in value-added telecommunication enterprises

On January 1, 2020, the PRC Foreign Investment Law and its Implementation Regulations, came into effect and replaced the trio of existing laws regulating foreign investment in China. The PRC Foreign Investment Law and its Implementation Regulations are formulated to further expand the opening-up policy, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. The PRC Foreign Investment Law does not specify the detailed regulatory regime for variable interest entity structures, please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds the commercial arrangements that establish the variable interest entity structure for a certain part of our operations in China non-compliant with the PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our VIEs and may lose the ability to consolidate their financial information.”

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and amended on February 6, 2016, and the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors. In order to acquire any equity interest in a value-added telecommunication business in China, a foreign investor must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunication business overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was issued to amend certain provisions of regulations including the 2016 version of the Provisions on Administration of Foreign Invested Telecommunications Enterprises, pursuant to which the foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate good track records and experience in operating a value-added telecommunication business overseas.

A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the Ministry of Industry and Information Technology in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunication businesses in China. Pursuant to this notice, either the holder of a VATS License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against the license holder, including revoking its VATS License.

In view of these restrictions on foreign direct investment in value-added telecommunication services under which our business falls into, we have established various VIEs and their subsidiaries to engage in value-added telecommunication services, including operation of our websites and mobile apps. We have contractual relationships with these VIEs but we do not have actual ownership interests in them. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Regulations Related to Food Operation

The PRC Food Safety Law, which became effective in June 2009 and was most recently amended by the Standing Committee of the National People’s Congress in April 2021, has adopted a licensing system for food sales or catering services. According to the Administrative Measures for Food Operation Licensing and Record-filing, promulgated by the State Administration for Market Regulation on June 15, 2023, food operators shall obtain the food operation license for food selling and catering services. The food operation license is valid for five years. Where a food operator engages in online operation, it shall report to the local branch of the State Administration for Market Regulation within ten working days from the date of commencing such online business activities. We sell seven major categories of merchandise, including food, liquor and beverages, through third-party e-commerce platforms. Certain subsidiaries of our VIEs engaging in food operation business have obtained food operation licenses.

Regulations Related to Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, which was promulgated by China Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the Ministry of Industry and Information Technology or its local provincial-level counterpart. In addition, the Standing Committee of the National People’s Congress further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019. Pursuant to these regulations, an internet information service operator that provides information regarding drugs or medical devices must obtain a qualification certificate for internet drug information service from the applicable provincial level administrative authority.

Beijing Juhuixuan holds a qualification certificate for internet drug information service for the provision of internet medical information services, which will remain valid until July 2025.

Regulations Related to Publication

Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated by the National Radio and Television Administration and the Ministry of Commerce on May 31, 2016 and became effective on June 1, 2016, and the Administrative Regulations on Publication, which were promulgated by the State Council on November 29, 2020, an online trading platform that provides services for the distribution and retail of publications shall be approved by the competent publication administrative authority and obtain a publication business operating license.

Beijing Juhuixuan holds a publication business operating license for the wholesale and online sales of books, which will remain valid until April 2028.

Regulations Related to Product Quality and Consumer Protection

The Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any way, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

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

The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g., audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods,) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

Regulations related to cybersecurity and data security

The Standing Committee of the National People’s Congress enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended such Decisions on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

The Cyber Security Law of the PRC, promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and effective on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the regulatory authorities. In addition, the Cyber Security Law requires that critical information infrastructures operators, including those in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. On September 12, 2022, the CAC issued the Decision on Amending the Cyber Security Law (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the Cyber Security Law and other newly promulgated laws and regulations.

On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective on February 15, 2022. The Measures establishes the basic framework for national security reviews of network products and services, and provides the principal provisions for undertaking cyber security reviews. According to the Measures, critical information infrastructures operators that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the regulatory authorities may demand ad hoc security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must also be subject to the cybersecurity review. Critical information infrastructures operators and network platform operators may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior to be affecting or may be affecting national security based on self-assessment and self-evaluation, and the regulatory authorities may initiate ad hoc cybersecurity reviews in relation to such purchase on its own. Cybersecurity reviews focus on assessing the national security risks associated with relevant subjects or circumstances, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad; (vi) in connection with the listing of a company, the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to network information security; and (vii) other factors that may harm critical information infrastructure security, cyber security and/or data security.

Furthermore, on August 17, 2021, the State Council issued the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures” refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to the Provisions, the governmental authorities are responsible for formulating the rules on identifying the critical information infrastructures and organizing to identify such critical information infrastructures in the related industries and fields, taking into account the factors set forth in the Provisions and shall notify the operators identified as critical information infrastructures operators. However, as the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such Provisions, including the rules on identifying the critical information infrastructures in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as critical information infrastructures operators. If we provide or are deemed to provide network products and services to critical information infrastructures operators, or if we are deemed to be a critical information infrastructures operator, we would be required to follow the cybersecurity review procedures and be subject to cybersecurity review by the CAC and other PRC regulatory authorities. During such review, we may be required to suspend new user registration in China and/or experience other disruptions to our operations. Such review, if undertaken, could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if we are identified as a critical information infrastructures operator, additional obligations will be imposed on us with respect to the protection of critical information infrastructures, including the obligation to set up a special security administration department and to conduct security background reviews on persons in charge of such department or holding other key positions in such department.

On November 14, 2021, the CAC issued the Regulations on Network Data Security Management (draft for public comments), which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft Regulations requires data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. If the draft Regulations is enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. Pending the finalization and adoption of these draft measures and regulations, it remains to be seen whether any material changes will be made to the current draft and in what form the measures and regulations will eventually be enacted.

At the end of 2019, the CAC, issued the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. On July 12, 2021, the CAC, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, which took effect on September 1, 2021. The Circular states that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid non-compliant activities should not provide any technical support, advertising, payment settlement and other assistance to the non-compliant actors. According to the Circular, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting the relevant vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the Ministry of Industry and Information Technology within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. The Circular also prohibits the disclosure of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On June 10, 2021, the Standing Committee of the National People’s Congress issued the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate protection measures are required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with the Measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their application for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer; and (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. On December 16, 2022, the National Information Security Standardization Technical Committee issued the Practical Guidance on Cybersecurity Standard—the Regulations on Safety Verification in Cross-border Personal Information Processing, which stipulates personal information protection obligations of personal information processor and foreign recipient. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Transfer. The Provisions provides certain exemptions for obligations in connection with cross-border data transfer, including the obligations for declaring data security assessment, executing a standard contract for provisions of personal information abroad or being certified for personal information protection.

On December 8, 2022, the Ministry of Industry and Information Technology issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial), which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. Data handlers in the field of industry and informatization include software and information technology service providers and other entities in the field of industry and information technology that independently determine handling purposes and handling methods in the data handling activities and data handling activities include, but are not limited to, data collection, storage, use, processing, transmission, provision and publication. According to the Measures, data handlers in the field of industry and informatization shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record. Data handlers in the field of industry and informatization shall follow the principles of legality and legitimacy in collecting data and shall not steal or collect data by other illegal means. To provide data handling services which involve operation of telecommunications business, data handlers in the field of industry and informatization shall obtain a telecommunications business permit in accordance with the provisions of the laws and administrative regulations. On October 9, 2023, the Ministry of Industry and Information Technology further issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) (Draft for Comments), pursuant to which, processors of important data and core data shall complete a data security risk assessment at least once a year, produce a true, complete and accurate assessment report in connection thereof, and be held accountable for the assessment results. We face uncertainties as to whether any of our data will be classified as “important” or “core” data and, if so classified, whether any such data can be shared with our overseas subsidiaries.

Regulations related to privacy protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on the use of internet to protect personal information from any unauthorized disclosure. On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. The Civil Code provides in a stand-alone chapter of right of personality and reiterates that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information. In the event that any personal information is or may be leaked, falsified or lost, the information processor shall take immediate remedial measures, inform the natural person concerned and escalate such situation to the competent department as required.

On December 29, 2011, the Ministry of Industry and Information Technology issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the Ministry of Industry and Information Technology on October 31, 2019. On November 28, 2019, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. The Regulation further illustrates certain commonly-seen illegal behaviors of apps operators in terms of collection and use of personal information, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such app,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “providing users’ personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes the app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Furthermore, in order to improve the protection of personal information, the National Information Security Standardization Technical Committee also issued the Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) on July 22, 2020 regarding the security of information collected and used by operators of mobile apps. In addition, pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications jointly issued by the CAC, the Ministry of Industry and Information Technology and certain other government authorities on March 12, 2021, and which took effect on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of a mobile app’s basic function services, without which the mobile app cannot achieve its function services. For investment and financial management mobile apps, the basic function services are “stocks, futures, funds, securities or other related investment and financial services,” and the necessary personal information includes (i) mobile phone numbers of registered users, (ii) name, the type, number and validly period of the ID documentation, and bank account number or payment account number of users, and (iii) capital account, bank account number or payment account number of users.

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

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate issued the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which became effective on June 1, 2017. The Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. Moreover, on October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service operators and the severe situations of certain crimes.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. Processors processing personal information exceeding the threshold to be set by the authorities and critical information infrastructures operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. If the Personal Information Law is applied to a personal information processor’s processing activities outside the territory of the PRC, such processor must establish a special agency or designate a representative within the territory of the PRC to be responsible for the handling of all matters relating to personal information protection and must also file the name and contact information of such agency or representative with the governmental authorities responsible for personal information protection. Specifically, a personal information processor who uses personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities. Besides, the Personal Information Protection Law also provides that the relevant governmental authorities should conduct assessment on the status of personal information protection by mobile apps and should publish the results of such assessment. Mobile apps that are identified as not in compliance with personal information protection requirements set out under the said law may be required to suspend or terminate their services and their operators may also be subject to penalties including the confiscation of illegal revenues and fines. There are uncertainties with respect to the interpretation and application of the Personal Information Protection Law, in particular the applicability of the Personal Information Protection Law to and the requirements thereunder for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China. While we do not believe the pre-approval requirements for cross-border data transfer will apply to the way we currently collect information from persons within China, in the event we are required to transfer any data from our PRC subsidiaries to our offshore subsidiaries or if the governmental authority considers our current data collection model to involve cross-border data transfer, we will be subject to the requirements under the Personal Information Protection Law. The Civil Code promulgated in 2020 also contains specific provisions regarding the protection of personal information. These rules may result in additional expenses being incurred and obligations being levied on us and subject us to potential liability and negative publicity. In addition, more laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the provision of the account information of internet users. Internet-based information service providers shall perform their responsibilities as the administrators of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

Regulations Related to Intellectual Property Rights

Regulations related to copyrights

The Copyright Law of the PRC (Revised in 2020) provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction.

The Computer Software Copyright Registration Measures regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration of China administers software copyright registration and China Copyright Protection Center is designated as the software registration authority. The China Copyright Protection Center shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the foregoing Measures and the Computer Software Protection Regulations (Revised in 2013).

As of December 31, 2023, we had registered 447 software copyrights, 24 work copyrights and 19 patents in the PRC.

Regulations related to trademarks

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019) as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademarks, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such party’s use.

As of December 31, 2023, we have registered 958 trademarks in the PRC.

Regulations related to domain names

The Ministry of Industry and Information Technology issued the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017. Pursuant to the Measures, the Ministry of Industry and Information Technology is in charge of the administration of PRC internet domain names. China Internet Network Information Center, under the supervision of the Ministry of Industry and Information Technology, is responsible for the daily administration of domain names and Chinese domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As of December 31, 2023, we have registered 68 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

Regulations Related to Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other PRC government authorities, RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within the PRC must be made in RMB.

The Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, respectively, amends and simplifies the foreign exchange procedures related to direct investment. Pursuant to the Circular, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents.

In May 2013, SAFE issued the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Document, which was amended on October 10, 2018. The Circular specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE issued the SAFE Notice 13, which took effect on June 1, 2015. SAFE Notice 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On March 30, 2015, SAFE issued SAFE Circular 19, which took effective on June 1, 2015. On June 9, 2016, SAFE further issued SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the Notice, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE issued SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, the SAFE issued the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, pursuant to which the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations related to foreign exchange registration of offshore investment by PRC residents

SAFE issued SAFE Circular 37, in July 2014 that requires PRC residents, including PRC resident natural persons or PRC entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE further enacted SAFE Notice 13, which allows PRC residents to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the local branch of SAFE.

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

Regulations related to Offshore Stock Investments

On January 29, 1996, the State Council issued the Foreign Exchange Administration Regulations of the PRC, which was last amended with effective date of August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations of the PRC, Chinese nationals shall register with the foreign exchange administration department of the State Council for any foreign direct investment or engagement in any issuance or transaction of offshore valuable securities or derivative products. On December 25, 2006, the People’s Bank of China issued the Administrative Measures for Personal Foreign Exchange, which further clarifies that any offshore equity, fixed-income or other approved financial investments by Chinese nationals, shall be conducted through a qualified domestic financial institution. On January 5, 2007, the SAFE published the Implementation of the Administrative Measures for Personal Foreign Exchange, which was last amended on March 23, 2023. Pursuant to the Measures, Chinese nationals are limited to a foreign exchange quota of US$50,000 per year for approved uses only.

In addition, pursuant to the SAFE Officials Interview on Improving the Management of Declarations of Individual Foreign Exchange Information on December 31, 2016, Chinese nationals can only engage in offshore investments under capital items only through prescribed methods such as Qualified Domestic Institutional Investors, without which Chinese nationals can only purchase foreign currency for the purpose of external payments within the scope of current items, including private travel, overseas study, business trips, family visits, overseas medical treatment, trade in goods, purchase of non-investment insurance and consulting services. Furthermore, in 2016, CSRC published a response letter to investors on its website to remind domestic investors that any offshore investments conducted by ways which are not explicitly specified under applicable PRC laws, may not be adequately protected by the PRC laws.

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

Regulations Related to Taxation

Regulations related to enterprise income tax

On March 16, 2007, the Standing Committee of the National People’s Congress issued the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was amended on April 23, 2019. Under these law and regulations, both resident enterprises and non-resident enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the Enterprise Income Tax Law and its Implementing Regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the Enterprise Income Tax Law and its Implementation Rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of the tax authorities. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Under the Enterprise Income Tax Law and its Implementation Rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The term “de facto management body” refers to “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.” Pursuant to SAT Circular 82 issued by the State Administration of Taxation in April 2009 and amended in December 2017, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. The State Administration of Taxation issued additional rules to provide more guidance on the implementation of SAT Circular 82 in July 2011, and issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise, in January 2014. Although SAT Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the enterprise income tax at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the enterprise income tax to the extent such dividends are deemed “dividends among qualified resident enterprises.”

Regulations related to value-added tax and business tax

The Provisional Regulations of the PRC on Value-added Tax were issued by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993, which was subsequently amended in 2008 and 2011. Pursuant to these Regulations, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay value-added tax, or VAT, and entities or individuals providing services are subject to the VAT at a rate of 6% unless otherwise provided under the laws and regulations. On September 1, 2023, the Standing Committee of the National People’s Congress promulgated the Value-added Tax Law (Draft for Second Review), which, upon its enactment, will replace the Provisional Regulations of the PRC on Value-added Tax.

Pursuant to the Provisional Regulations of the PRC on Business Tax, which became effective on January 1, 1994, and its Implementation Rules, all enterprises and individuals providing taxable services, transferring intangible assets or selling real estate within the PRC must pay business tax. In November 2011, the Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting forth the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The VAT reform program initially applied only to pilot industries in Shanghai, and was expanded nationwide. In May 2016, the pilot program was extended to cover additional industry sectors such as construction, real estate, finance and consumer services. On November 19, 2017, the foregoing provisional Regulation was abolished. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, which provides certain VAT reduction arrangements.

As of the date of this annual report, all our PRC subsidiaries and VIEs are subject to the VAT at rates ranging from 3% to 13%.

Regulations related to dividend withholding tax

The Enterprise Income Tax Law provides that an income tax rate of 10% will generally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the State Administration of Taxation promulgated SAT Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that supporting documents shall be collected and retained for post-filing inspection by the tax authorities. Moreover, pursuant to SAT Circular 9 issued by the State Administration of Taxation in February 2018, which became effective on April 1, 2018, a resident of a contracting state will not qualify for the benefits under the tax treaties or arrangements, if it is not the “beneficial owner” of the dividend, interest and royalty income. Pursuant to SAT Circular 9, a “beneficial owner” is required to have ownership and the right to dispose of the income or the rights and properties giving rise to the income, and generally engage in substantive business activities. An agent or conduit company will not be regarded as a “beneficial owner” and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up primarily for the purpose of evading or reducing taxes or transferring or accumulating profits.

Regulations related to income tax for share transfers

On February 3, 2015, the State Administration of Taxation issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, which partially replaced and supplemented previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share transfers or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors, may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

Regulations Related to Employee Stock Incentive Plans

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas private special purpose company may register with the SAFE or its local branches before exercising rights.

In addition, the State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with the tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. For example, on October 12, 2021, the State Administration of Taxation issued SAT Notice 69, which requires domestic enterprises to report their share incentive plans, which give the equity interests of an overseas enterprise to their employees, to the tax authorities in charge. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Related to Employment and Social Welfare

Regulations related to labor contracts

The Labor Contract Law of the PRC, which was promulgated on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to this law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work over certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Regulations related to social insurance and housing funds

Enterprises in China are required by the Social Insurance Law of the PRC promulgated by the Standing Committee of the National People’s Congress in October 2010, effective from July 2011 and amended in December 2018, the Regulations on Management of Housing Provident Fund issued by the State Council in March 2002 which was amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an occupational injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Pursuant to the foregoing law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. Pursuant to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

Regulations Related to M&A Rules and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory authorities, including the Ministry of Commerce and CSRC, issued the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law. The Opinions emphasizes the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies and to establish a comprehensive regulatory system for the application of PRC capital market laws and regulations outside China. It also provides that effective measures, such as promoting the establishment of relevant regulatory systems, would be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity issues, data privacy protection requirements and other similar matters.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Negative List, which became effective on January 1, 2022. Pursuant to Article 6 of the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Additionally, foreign investors in such PRC company must not take part in the company’s operations or management, and their shareholding ratio should be subject to regulations relating to the management of PRC securities investments by foreign investors. During a press conference held by the NDRC in January 2022, an NDRC official indicated that Article 6 of the Negative List only applies to direct overseas listing of and offerings by PRC companies where the issuer is a PRC company (for example the H-shares listing on Hong Kong Stock Exchange by a PRC company), but does not apply to indirect overseas listing of or offerings by PRC companies where such listing or offerings are conducted through offshore holding companies incorporated outside China such as our previous offerings and listing on Nasdaq. As the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which applies to indirect overseas listing of and offerings by PRC companies, became effective on March 31, 2023, there are uncertainties on how indirect overseas listings or offerings of PRC companies conducting prohibited businesses will be regulated under the Trial Measures and the Negative List.

On February 17, 2023, with the approval of the State Council, the CSRC issued the Trial Measures and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and supporting guidelines, in connection with any offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, a filing should be made with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. If a PRC domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly responsible persons may also be subject to administrative penalties, such as warnings and fines. If (i) the issuer meets the accounting standard that its domestic operating entities’ total assets, net assets, revenues or profits in the most recent accounting year accounts for more than 50% of the corresponding line item in the issuer’s audited consolidated financial statements for the same period, and (ii) its major operational activities or its principal places of business are in China, or a majority of its senior managers in charge of its operation and management are Chinese citizens or residents, such issuer’s overseas offering and listing would be deemed as an indirect overseas offering and listing by such PRC domestic company. The determination of the indirect overseas offering and listing by PRC domestic companies shall follow the principle of “substance over form.” In connection with its overseas offering or listing, the PRC domestic company shall designate its major PRC domestic operating entity as the PRC entity responsible for all filing procedures with the CSRC. The filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The Trial Measures further provides that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filings with the CSRC. Specifically, the filing for a follow-on offering by an issuer conducted in the same overseas market where it has previously offered or listed securities should be submitted to the CSRC within three business days after the completion of such follow-on offering. The filing for subsequent securities offerings and listings of an issuer in other overseas markets than where it previously has offered and listed securities should be submitted to the CSRC within three business days after the filing of such issuer’s listing application overseas. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by foreign securities regulatory agencies or relevant competent authorities with respect to the issuer; (iii) change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the issuer.

Furthermore, on February 24, 2023, the CSRC jointly with other governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, which came into effect on March 31, 2023. Pursuant to the Provisions, PRC domestic companies seeking overseas offerings and listings, whether directly or indirectly, shall comply with the applicable laws and regulations, raise the awareness of confidentiality, improve their archives management system, and take necessary measures in accordance with their confidentiality and archives management responsibilities in the process of their overseas offerings and listings. Pursuant to the Provisions, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any sponsors, underwriters, securities service providers, or regulators of a foreign jurisdiction, any documents that contain state secrets or work secrets of state government agencies, or any documents that, if divulged, would jeopardize national security or the public interest, such PRC domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Provisions also mandates that all working paper and other files produced in China by sponsors, underwriters and securities service providers in the course of the overseas offerings and listings must be stored in China and not be transmitted outside China without the approval of the competent PRC authorities. The Provisions also alters procedures for the inspections of PRC domestic companies listing overseas and their sponsors, underwriters and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, the Provisions removes the requirements that such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Provisions, foreign regulators should carry out activities relating to investigation, evidence collection and inspection, through cross-border cooperation mechanisms. Further, PRC domestic companies, sponsors, underwriters and securities service providers should obtain approvals from the CSRC or other PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any material to them.

Regulations Related to our Business Operations in Hong Kong

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Regulations Related to our Wealth Management Services

The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity) in Hong Kong; or (ii) actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong.

According to the SFO, a licensed corporation must maintain a minimum level of paid-up share capital and liquid capital not less than the amounts specified under the Securities and Futures (Financial Resources) Rules (Cap. 571N). If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital shall be the higher or the highest amount individually required amongst those regulated activities.

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

As of March 31, 2024, through Metaverse Securities Limited, we have registered and maintained the following licenses from the SFC: (i) Type 1 License, effective since December 17, 2010, for conducting regulated activities related to dealing in securities; (ii) Type 4 License, effective since June 24, 2003, for conducting regulated activities related to advising on securities; (iii) Type 5 License, effective since June 24, 2003, for conducting regulated activities related to advising on futures contracts; and (iv) Type 9 License, effective since June 24, 2003, for conducting regulated activities related to asset management. As of March 31, 2024, through Meta Futures Limited, we have registered and maintained the following licenses from the SFC: (i) Type 2 License, effective since November 9, 2022, for conducting regulated activities related to dealing in future contracts; and (ii) Type 5 License, effective since November 9, 2022, for conducting regulated activities related to advising on futures contracts. Also we have 26 representatives employed with both Metaverse Securities Limited and Meta Futures Limited and licensed with the SFC that are eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers.

Ongoing obligations for compliance by licensed corporations and intermediaries

In April 2017, the SFC issued the Licensing Handbook, as amended and supplemented from time to time, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC, including the Securities and Futures (Client Securities) Rules (Cap. 571H), the Securities and Futures (Client Money) Rules (Cap. 571I), the Securities and Futures (Keeping of Records) Rules (Cap. 571O), the Securities and Futures (Accounts and Audit) Rules (Cap. 571P), the Code of Conduct for Persons Licensed by or Registered with the SFC, the Fund Manager Code of Conduct, Fit and Proper Guidelines and the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC, as amended or supplemented by the SFC from time to time. There must also be at least one responsible officer available at all times to supervise the licensed corporation’s business of carrying on a regulated activity.

Also, a licensed corporation is required by the Securities and Futures (Licensing and Registration) (Information) Rules (Cap. 571S) to notify the SFC of certain changes and events, which include, among others, changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or subsidiaries that carry on a business in a regulated activity; changes in the capital and shareholding structure of the licensed corporation; and significant changes in business plan.

Furthermore, according to SFO, the related licenses in related to all or certain regulated activity of such corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activity for which it is licensed.

Regulations Related to our Hong Kong Insurance Brokerage Business

Effective September 23, 2019, the Insurance Authority of Hong Kong, or the IA, took over the regulation of insurance agents and brokers, or, collectively, the Insurance Intermediaries, from the three self-regulatory organizations (i.e., the Insurance Agents Registration Board established under The Hong Kong Federation of Insurers, The Hong Kong Confederation of Insurance Brokers and The Professional Insurance Brokers Association) and became the sole regulator to license and supervise all Insurance Intermediaries in Hong Kong. The IA is responsible for supervising Insurance Intermediaries’ compliance with the provisions of Insurance Ordinance (Cap. 41), or the IO, and the relevant regulations, rules, codes and guidelines issued by the IA. The IA is also responsible for promoting and encouraging proper standards of conduct of Insurance Intermediaries, and has regulatory powers in relation to licensing, inspection, investigation and disciplinary sanctions.

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

Responsible officer, financial, conduct and other requirements for licensed insurance broker companies

Under the IO, a licensed insurance broker company should appoint a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company, and should provide sufficient resources and support to that person for discharging his or her responsibilities. Prior approval of the IA is required for appointment of the responsible officer.

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

A licensed insurance broker company is required to comply with the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules (Cap. 41L), which set out, inter alia, some of the key requirements in relation to the maintenance of minimum share capital and net assets, professional indemnity insurance, client accounts and record keeping.

Licensed insurance brokers are required to comply with the statutory conduct requirements set out in the IO. The IA also issued the Code of Conduct for Licensed Insurance Brokers to set out the general principles, together with the standards and practices relating to each general principle, serving as the minimum standards of professionalism to be met by licensed insurance brokers when carrying on regulated activities. A licensed insurance broker company is required to have proper controls and procedures in place to ensure that the broker company and its licensed technical representatives (broker) meet the general principles, standards and practices set out in such code of conduct.

Licensed insurance broker companies are required to file their audited financial statements and auditor’s compliance reports with the IA annually, which statements and reports are reviewed by the IA annually. Any issue noted or qualified opinion expressed by the auditor will be followed up, and where applicable, further actions will be taken as the IA considers necessary.

Transitional Arrangements for Insurance Brokers

To facilitate a smooth transition, all insurance brokers who were validly registered with The Hong Kong Confederation of Insurance Brokers or Professional Insurance Brokers Association immediately before September 23, 2019 are deemed as licensed insurance brokers under the IO for a period of three years. The incumbent chief executives of the insurance broker companies are also eligible for the transitional arrangements. The transitional period ended on September 22, 2022.

We, through Ether Wealth Management Limited and Lion Global Financial Limited, which were previously each approved as an insurance broker by the Professional Insurance Brokers Association, have been granted Insurance Broker Company by the IA on January 6, 2022 and June 30, 2022, respectively, to carry out both long-term (include linked long-term) and general business. We expect to dispose of our equity interest in Lion Global Financial Limited after the date of this annual report.

Acting as mandatory provident fund (MPF) intermediary

We also, through Ether Wealth Management Limited, carry on business as a principal intermediary for the MPF. Only registered MPF intermediaries are allowed to engage in conducting sales and marketing activities and giving advice in relation to MPF schemes. MPF is regulated by the Mandatory Provident Fund Schemes Authority, which is the authority responsible for registering MPF intermediaries, issuing guidelines on compliance with statutory requirements, and imposing disciplinary sanctions for non-compliance. According to Mandatory Provident Fund Schemes Ordinance (Cap. 485), the MPFA relies on the existing regulatory regimes from frontline regulators including the IA, Hong Kong Monetary Authority, and SFC to supervise and investigate MPF intermediaries.

To register as a principal intermediary, a MPF intermediary must designate at least one responsible officer for the supervision of the regulated activities. In addition to other registration requirements, MPF intermediaries must pass a qualifying examination before they can become MPF intermediaries.

Registered MPF intermediaries must comply with a set of statutory conduct requirements when they engage in conducting sales and marketing activities and giving advice in relation to MPF schemes. The Mandatory Provident Fund Schemes Authority has issued the Guidelines on Conduct Requirements for Registered Intermediaries to assist the registered MPF intermediaries in understanding minimum standards of the conduct requirements.

MPF intermediaries must report any relevant change in writing to the Mandatory Provident Fund Schemes Authority within seven working days. Failure to report the relevant changes commits an offence and may be liable to a fine of up to HK$50,000 (approximately US$6,410).

Regulation Related to Employment and Labor Protection

Employment Ordinance

The Employment Ordinance (Cap. 57) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under such ordinance, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Cap. 282) is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by this ordinance, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of this ordinance in respect of the liability of the employer. According to the Fourth Schedule of such ordinance, the insured amount shall be not less than HK$100,000,000 (approximately US$12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately US$12,900) and imprisonment for two years. An employer who has taken out an insurance policy under such ordinance is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately US$1,290).

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Cap. 485) is an ordinance enacted for the purposes of providing for the establishment of non-governmental MPF schemes. This ordinance requires every employer of an employee (other than exempt persons) of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately US$3,870) per month and the maximum amount of contribution payable by the employer to the MPF scheme is HK$1,500 (approximately US$193). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately US$45,200) and imprisonment for three years, and to a daily penalty of HK$500 (approximately US$65) for each day on which the offence is continued.

Inland Revenue Ordinance

Under the Inland Revenue Ordinance (Cap. 112), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Regulations Related to Privacy Protection

The Personal Data (Privacy) Ordinance (Cap. 486) imposes a statutory duty on market participants using private data, or data users, to comply with the requirements of the data protection principles contained in Schedule 1 to this ordinance. This ordinance provides that data users shall not do an act, or engage in a practice, that contravenes such data protection principles unless otherwise permitted under the ordinance. Non-compliance with any data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data, who may serve an enforcement notice to direct the data users to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice shall be deemed committing an offense, which may in turn result in a fine and imprisonment to such data user. This ordinance criminalizes, for example, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of this ordinance in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Related to Anti-Money Laundering and Counter-Terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615) imposes on certain institutions (which include licensed corporations as defined under the SFO and insurance institutions carrying on or advising on long term business) requirements relating to customer due diligence and record-keeping and provides regulatory authorities with the powers to supervise such institutions’ compliance actions with the requirements under this ordinance. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in this ordinance; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405) contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under this ordinance if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. This ordinance requires a person to report to an authorized officer if he or she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under this ordinance.

Organized and Serious Crimes Ordinance (Cap. 455)

The Organized and Serious Crimes Ordinance (Cap. 455) empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and this ordinance gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, and to issue restraint orders and charging orders in relation to the property of defendants of specified offences. This ordinance extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575)

The United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575) provides that it is a criminal offence to (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. This ordinance also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer and failure to make such disclosure constitutes an offence under this ordinance.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and certain other subsidiaries through which we provide our major service and our VIEs as of the date of this annual report:

9F Inc.
(Cayman Islands)
100%
Capital Nine Holdings Limited
(BVI)
100%
UPMOST WELL HOLDING LIMITED
(BVI)
100%
TREASURE PORT HOLDING LIMITED
(BVI)
100%
9F HK
(Hong Kong)
100%
Meta Securities Holdings Limited
(Cayman)
100%
ETHER GLOBAL HOLDINGS PTE. LTD.
(Singapore)
100%
9FP Investments Holdings Limited
(BVI)
100%
PRIME TACTIC INVESTMENTS LIMITED
(BVI)
100%
Fuyuan Technology Limited
(Hong Kong)
100%
9F Financial Service Limited
(BVI)
100%
Ether Wealth Management Limited
(Hong Kong)
100%
Peaking Power Global Limited
(BVI)
100%
Meta Global Asset Management Limited
(Hong Kong)
100%
Metaverse Securities Limited
(Hong Kong)
100%
Meta Futures Limited
(Hong Kong)
100%
Meta Capital Limited
(Hong Kong)
Lion Global Financial Limited
(Hong Kong)
100%
Golden Avenue Group Limited
(Hong Kong)
100%
Victorious Way Group Limited
(Hong Kong)
100%
Outside PRC
Inside PRC
Wukong Youpin
Xiaojin Hulian
Shuzhi Lianyin
100%
Qianhai Fuyuan
100%
Yi Qi Mai
Zhuhai Lianyin
Zhuhai Hengqin Liangzhi Technology Co., Ltd.
Jiufu Shuke
Beijing Puhui
Shenzhen Fuyuan
100%
Beijing Lirongxing
100%
Zhuhai Xiaojin
100%
Xiamen Fucheng Financing Guarantee Co. Ltd.
100%
Jinniu Zhixuan
100%
Beijing Jiufu Puhui Information Technology Co., Ltd.
100%
Xinjiang Shuke
100%
Beijing Yilianshu Cloud Technology Co., Ltd.
100%
Jiuxing Insurance Brokers Co., Ltd.
100%
Guizhou Diaogong Liquor Co., Ltd.
100%
Beijing Weiban Yinqi Management Consulting Co., Ltd.
Equity interest
Contractual arrangements

Notes:

(1)	Each of our VIEs has entered into an Exclusive Option Agreement, as amended, if applicable, with 9F Inc. as a part of our variable interest entity structures.

(2)	Tianjin Yuying Enterprise Management Consulting Partnership (Limited Partnership) and Chengmai Mingjun Management Consulting Partnership (Limited Partnership) hold 55% and 45% equity interests in Yi Qi Mai, respectively. Bo Shao and Tianhua Cheng hold 60% and 40% equity interests in Zhuhai Lianyin, respectively. Yifan Ren, Zhuhai Hengqin Zhilue Investment Partnership (Limited Partnership), Zhuhai Hengqin Saixing Investment Partnership (Limited Partnership) and Lijun Zhang hold 48%, 33.2%, 10% and 8.8% equity interests in Jiufu Shuke, respectively. Lei Sun, Changxing Xiao, Lixing Chen, Lei Liu and Dongcheng Zhang hold 23.17%, 20.83%, 27.67%, 27.50% and 0.83% equity interests in Beijing Puhui, respectively. Dongcheng Zhang and Xiangchun Wu hold 60% and 40% equity interests in Shenzhen Fuyuan, respectively. As of the date of this annual report, Lei Sun, Yifan Ren, Lei Liu and Changxing Xiao are also directors of 9F Inc.

*	Beijing Jinniu Zhixuan Technology Co., Ltd. is wholly-owned by Jiufu Shuke indirectly through Zhuhai Jiuxin Asset Management Co., Ltd.

**	Peaking Power Global Limited, 9F Financial Service Limited and 9FP Investments Holdings Limited are wholly-owned by Capital Nine Holding Limited indirectly through Meta Securities Holdings Limited (which was formerly known as Exceed Step Holding Limited).

Contractual Arrangements with our VIEs and Their Shareholders

The registered shareholders of Jiufu Shuke include Yifan Ren, Zhuhai Hengqin Zhilue Investment Partnership (Limited Partnership), Zhuhai Hengqin Saixing Investment Partnership (Limited Partnership) and Lijun Zhang, who hold 48%, 33.2%, 10% and 8.8% equity interests in Jiufu Shuke, respectively. The registered shareholders of Beijing Puhui include Lei Sun, Changxing Xiao, Lixing Chen, Lei Liu and Dongcheng Zhang, who hold 23.17%, 20.83%, 27.67%, 27.50% and 0.83% equity interests in Beijing Puhui, respectively. The registered shareholders of Zhuhai Lianyin include Bo Shao and Tianhua Cheng, who hold 60% and 40% equity interests in Zhuhai Lianyin, respectively. The registered shareholders of Yi Qi Mai include Tianjin Yuying Enterprise Management Consulting Partnership (Limited Partnership) and Chengmai Mingjun Management Consulting Partnership (Limited Partnership), who hold 55% and 45% equity interests in Yi Qi Mai, respectively. The registered shareholders of Shenzhen Fuyuan include Dongcheng Zhang and Xiangchun Wu, who hold 60% and 40% equity interests in Shenzhen Fuyuan, respectively.

The following is a summary of the currently effective contractual arrangements among 9F Inc., Shuzhi Lianyin, Jiufu Shuke and Jiufu Shuke’s shareholders. The contractual arrangements among 9F Inc., our WFOEs, and other VIEs, including Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, and the shareholders of such VIEs, are substantially the same. As a result of these contractual arrangements, we have the power to direct activities of our VIEs that most significantly impact the economic performance of these VIEs. We are also entitled to receive substantially all of the economic benefits as primary beneficiary and we bear the obligation to absorb any and all economic losses incurred by our VIEs. In addition, we have an exclusive option to purchase all or part of the equity interests in each of our VIEs when and to the extent permitted by the PRC law. For the reasons above, we believe that our VIEs should be treated as Variable Interest Entities under the Financial Accounting Standards Board Accounting Standards Codification Topic 810 Consolidation and we should be regarded as the primary beneficiary of our VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs.

Master Exclusive Service Agreements

Under the master exclusive service agreement between Jiufu Shuke and Shuzhi Lianyin, Shuzhi Lianyin has the exclusive right to provide, among other things, technical support and consulting services to Jiufu Shuke and Jiufu Shuke agrees to accept all the consultation and services provided by Shuzhi Lianyin. Without Shuzhi Lianyin’s prior written consent, Jiufu Shuke agrees not to accept the same or any similar services provided by any third party. In addition, Jiufu Shuke irrevocably grants Shuzhi Lianyin an exclusive and irrevocable option to purchase any or all of the assets and business of Jiufu Shuke at the lowest price permitted under PRC law. Shuzhi Lianyin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Jiufu Shuke agrees to pay Shuzhi Lianyin a monthly service fee, which percentage may be determined and adjusted at the sole discretion of Shuzhi Lianyin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Shuzhi Lianyin employees providing services to Jiufu Shuke, the value of services provided, the market price of comparable services and the operating conditions of Jiufu Shuke. Furthermore, to the extent permitted under the PRC law, Shuzhi Lianyin agrees to provide financial support to Jiufu Shuke if Jiufu Shuke has any operating loss or suffered any critical operation adversity. The agreement will remain effective unless Shuzhi Lianyin terminates the agreement in writing or a governmental authority rejects the renewal applications by either Jiufu Shuke or Shuzhi Lianyin to renew their respective operation term provided in the business licenses upon expiration.

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

Equity Interest Pledge Agreements, including Amended and Restated Equity Interest Pledge Agreements

Under the equity interest pledge agreements, or amended and restated equity interest pledge agreements if applicable, among Shuzhi Lianyin, Jiufu Shuke and each of the shareholders of Jiufu Shuke, the shareholders of Jiufu Shuke pledge all of their equity interests in Jiufu Shuke, including any equity interest subsequently acquired, to Shuzhi Lianyin to secure the performance by Jiufu Shuke and its shareholders of their respective obligations under the contractual arrangements, including the payments due to Shuzhi Lianyin for services provided. If Jiufu Shuke or the pledger breach their obligations under these contractual arrangements, Shuzhi Lianyin, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Jiufu Shuke. Shuzhi Lianyin has the right to receive dividends distributed on the pledged equity interests during the term of the pledge. The pledge becomes effective on the date when the pledge of equity interests contemplated under the agreement has been registered with the local administration for industry and commerce (currently known as the administration for market regulation) and will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy agreement and power of attorney, expire or terminate. We have registered the equity interest pledge with the Chaoyang Branch of Beijing Administration for Industry and Commerce in Beijing.

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

As of December 31, 2023, our headquarters are located in Hong Kong, consisting of approximately 643 square meters of leased office space, which serves as the center of our product offering and compliance functions. We also keep our principal executive offices in Beijing, China, for general administration functions as well as product and operation support functions. In addition to our headquarters and principal executive offices, we also maintain key branch offices in Shenzhen, China, for product development and system maintenance, as well as in regions outside China for our international operations. Our offices occupy an aggregate leased area of 10,188 square meters in China and 394 square meters in Thailand and Singapore. The lessors of our branch offices are independent third parties, and we plan to renew these leases from time to time as needed. A building of approximately 1,707 square meters is also available to be used by us in Beijing, China as office premises. We own a building of approximately 2,481 square meters in Xinjiang, China, to operate our fintech empowerment services. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

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

Background Information on Our Legacy and Current Businesses

Pursuant to industry-wide policy requirements, Jiufu Puhui ceased its online lending information intermediary services in China in 2020, and as a result, we stopped offering certain products and services in relation to such online lending information intermediary business, which we referred to as “legacy business” in this annual report. See “—Key Line Items and Specific Factors Affecting Our Results of Operations—Revenues” for discussion on line items in relation to such legacy business. Due to the nature of our legacy business and the accounting treatment with respect to our revenue therefrom, we continued, and may continue, to record revenue from such legacy business, but we expect that the amount and percentage (as compared with our total revenue) of such revenue will decline, and the contribution of our other businesses to our results of operations will continue to increase.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Ability to Maintain and Expand our User Base in a Cost-Effective Manner

Our revenues are, to a large extent, dependent on the growth of our user base. We are constantly seeking to improve and optimize user experience to achieve a high level of user satisfaction, which in turn helps us retain existing users and attract new users through word-of-mouth referrals. Our results of operations will depend, in part, on the effectiveness of our sales and marketing efforts in user acquisition. We intend to continue to expend sales and marketing efforts appropriate to our business needs and continually seek to improve the effectiveness of these efforts, in particular with regard to user acquisition.

Ability to Advance our Technologies on a Continuing Basis

Our performance to date is largely underpinned by our ability to seamlessly integrate the use of technologies into the provision of our services. We have been focusing on leveraging our advanced technology capabilities such as data collection and artificial intelligence capabilities to increase the automation level of our platform and optimize our operational efficiency. Our highly advanced technology infrastructure enables us to facilitate a large number of transactions simultaneously. As we transit into a digital technology service provider, and in keeping with our strategic focus on technology empowerment, we will continue to invest in the betterment of our technology infrastructure, which may increase our expenses in the short term.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

In the reporting period, we generated revenue from the sale of products and provision of technical services. The following table sets forth the breakdown of our revenues (excluded cost of goods sold), both in absolute amount and as a percentage of our total revenues (excluded cost of goods sold), for the periods indicated.

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	202,960	26.7	154,906	27.6	142,628	20,089	34.6
Post-origination services	39,782	5.2	35,820	6.4	3,629	511	0.9
Technical services	417,566	54.8	327,245	58.3	247,770	34,898	60.1
Other	101,143	13.3	43,696	7.7	18,422	2,595	4.5
Total revenues (excluded cost of goods sold)	761,451	100.0	561,667	100.0	412,449	58,093	100.0

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

Online lending platform revenue. Our online lending platform revenue includes revenue from post-origination services for our legacy business. For each loan facilitated on our VIE’s platform for our online lending information intermediary services, our VIE charged a service fee to the borrower and the investor each at certain percentage of the loan principal and allocated such fee between loan facilitation services and post-origination services that our VIE provided. The rate of such service fees varied depending on the type, pricing and term of underlying loans. See “—Critical Accounting Policies—Revenue recognition” for details.

Technical services. We charge our financial institution partners for the technical services we render. Such technical services include technology empowerment services, operation and marketing support services, and customized software development with respect to user acquisition, risk management, scene perception in the field of consumption and data modeling. We currently generate a majority portion of our technical services revenue from services we provide in relation to our legacy business.

Other. Other revenues mainly includes revenues from wealth management services and customer referral. See “—Critical Accounting Policies—Revenue recognition” for details.

Operating Expenses and Fees

The table below sets forth the breakdown of our operating expenses and fees, both in absolute amount and as a percentage of our total revenues (excluded cost of goods sold), for the periods indicated.

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses and fees:
Cost of goods sold	59,088	7.8	46,424	8.3	61,654	8,684	14.9
Sales and marketing	165,477	21.7	62,243	11.1	27,801	3,916	6.7
Origination and servicing	47,094	6.2	69,018	12.3	53,525	7,539	13.0
General and administrative	522,820	68.7	374,882	66.7	270,290	38,070	65.5
Provision for doubtful contract assets and receivables	22,423	2.9	159,380	28.4	192,756	27,149	46.7
Total operating expenses and fees (included cost of goods sold)	816,902	107.3	711,947	126.8	606,026	85,358	146.9

Cost of goods sold. Cost of goods sold primarily consists of the purchase price of products, packaging material, handling costs and product delivery costs.

Sales and marketing. Sales and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention, and general brand and awareness building.

Origination and servicing. We incurred expenses in relation to our post-origination services in 2021 and 2022 for loans originated in previous years, which consisted primarily of variable expenses and vendor costs, including costs related to customer and system support, payment processing services and collection associated with facilitating and servicing loans. Due to our transition of business, in 2023, our servicing expenses consisted primarily of expenses and vendor costs for our technical services, including direct channeling, human resources and other costs related to customer and system support, payment processing services and other customer service.

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

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on corporations based upon profits, income, gains or appreciations. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax on their profits arising in or derived from their business operated in Hong Kong. Hong Kong has a two-tiered profits tax rate for corporations, where the first HK$2 million of assessable profits will be taxed at 8.25%, and any part of assessable profits over HK$2 million will be taxed at 16.5%. In addition, for two or more connected entities, only one of them may elect the two-tiered profits tax rates. Under the Hong Kong Inland Revenue Ordinance, profits derived from sources outside of Hong Kong are generally not subject to Hong Kong profits tax. In addition, payments of dividends from our Hong Kong subsidiaries to our holding company in the Cayman Islands are not subject to any Hong Kong withholding tax.

China

Generally, our PRC subsidiaries, VIEs and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by the governmental authorities every three years. For details of our subsidiaries, VIEs and their respective subsidiaries qualified as “high and new technology enterprises,” please refer to Note 12 to our consolidated financial statements included elsewhere in this annual report. In addition, enterprises of encouraged industries are subject to preferential tax treatment or tax exemption for certain period in certain areas of China, such as Xinjiang Kashgar Economic Development Zone. For details of our subsidiaries, VIEs and their respective subsidiaries that are subject to such preferential tax treatment or exemptions, please refer to Note 12 to our consolidated financial statements included elsewhere in this annual report.

We are subject to VAT at a rate of 13% on the sales of products, at a rate of 6% on the services rendered by us, less any deductible VAT we have already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. Since April 1, 2019, we have been received an additional 10% deductible VAT. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our WFOEs in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our Hong Kong subsidiaries satisfy all the requirements under the Arrangement Between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the tax authority, then dividends paid by our WFOEs in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies

Revenue recognition

We follow the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent accounting standards updates that modified Topic 606 to account for our revenues.

The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Technical services

We offer technical services to customers, including technology empowerment services, operation and marketing services, customized software development. Technology empowerment services are with respect to user acquisition, risk management, consumption scenario perception and comprehension and data modeling.

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

Sales income

Sales income is from sales of products to end customers directly through our online stores run on third-party e-commerce platforms with a platform service agreement. Under the platform service agreement, we set up online stores on such platforms to sell products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge us service fees based on our sales through the online stores. We enter sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. We are responsible for selling and fulfilling all obligations according to our sales contracts with end customers, including delivering products and providing customer support. The quotation of the goods contains the shipping and handling fee, which will be deducted during the settlement. We initiate the recognized sales fee and are paid by the third-party e-commerce platform. Accordingly, we determined the end customers (as opposed to the e-commerce platforms) as our customers. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods. If customers report defects after receipt but are still within the warranty period (varies from 6 months to 24 months), we will have the defective goods repaired, replaced or take another appropriate action to compensate timely usually within in 48 hours. Based on this experience, we had not estimated any warranty obligation as of December 31, 2023.

We identify our performance obligation to transfer the control of the products ordered on the e-commerce platform to the customers. Contracts with customers may include multiple performance obligations if there is a need to separate one order into multiple deliveries. In those scenarios, transaction prices will be allocated to different performance obligations based on relative standalone selling prices.

We recognize revenues from sales income upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. For the years ended December 31, 2021, 2022 and 2023, RMB89 thousand, RMB874 thousand and RMB262 thousand (US$36.9 thousand) were returned to us, respectively.

Legacy business

In December 2020, as part of the effort to redirect our business focus, we ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on our online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by us and certain licensed asset management companies, the rights of investors in then existing loans underlying the legacy products have been transferred to such companies.

Online lending information intermediary services revenue (under legacy business). Through our online platform, we provided intermediary services on the personal financing product, One Card, under which the holders of One Card could apply for loans on a revolving basis. We also provided one-time loan facilitation services to meet various consumption needs. For these loan products, our services provided consisted of:

(a)	Matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties, or loan facilitation service; and

(b)	Providing repayment processing services for the marketplace investors and borrowers over the loan term, including repayment reminders and following up on late repayments, or post origination services.

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

We determined the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price was allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. We did not have observable standalone selling price information for the loan facilitation services or post origination services because we did not provide loan facilitation services or post origination services on a standalone basis. There was no direct observable standalone selling price for similar services in the market that was reasonably available to us. As a result, we used an expected cost plus margin approach to estimate the standalone selling price of loan facilitation services and post origination services as the basis of revenue allocation, which involved significant judgments. In estimating the standalone selling price for the loan facilitation services and post origination services, we considered the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognized revenue when (or as) we satisfied the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation were recognized at the time a loan was originated between the investor and the borrower and the principal loan balance was transferred to the borrower, at which time the loan facilitation service was considered completed. Revenues from post origination services were recognized on a straight-line basis over the term of the underlying loans as the services were provided ratably on a monthly basis. A majority of the service fee was charged to the borrowers, which was collected upfront upon loan inception or collected over the loan term. Investors paid service fees to us either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the terms of the loan (in terms of investor-directing investing tools).

In December 2020, as part of the effort to redirect our business focus, we ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on our online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by us and certain licensed asset management companies, the rights of investors in then existing loans underlying the legacy products have been transferred to such companies. After the transfer, the outstanding balance of loans facilitated became nil and revenues from loan facilitation services were nil in 2021, 2022 and 2023, and the asset management companies will provide the existing investors with services in relation to the return of their remaining investment in loans.

Direct lending program revenue (under legacy business). Through our direct lending program, we provided traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed our risk assessment. Our services provided consist of:

(a)	Matching financial institution partners to potential qualified borrowers, and facilitating the execution of loan agreements between the parties, or loan facilitation service; and

(b)	Providing repayment processing services for the financial institution partners and borrowers over the loan term, including repayment reminders and loan collection, or post origination services.

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

Since April 2019, we had stopped charging service fees directly to the borrowers under our direct lending program. Instead, we started to charge service fees either directly to the banks and other institutions which have partnered with us on our previous direct lending program to fund loans originated to our borrowers, or the institutional funding partners, or indirectly through third-party guarantee companies who provide guarantee services, or insurance companies who provided credit insurance to the institutional funding partners on their loans to the borrowers. We concluded this change did not alter the substance of the services we provided to borrowers and financial institution partners under the direct lending program, and therefore would not impact how revenue was recognized. In 2019, we predominantly partnered with PICC, who provided the credit insurance service to institutional funding partners on the loan origination, collected all of the loan facilitation service fees and remitted our portion of our service fees to us. We recorded an account receivable for the service fees confirmed and to be remitted by PICC. We suspended our cooperation with PICC on new loans under our direct lending program since December 2019 and commenced a legal proceeding against PICC in Beijing in May 2020. PICC then filed a lawsuit against us in Guangzhou, which was later consolidated with the court proceeding in Beijing. Currently, the consolidated court proceeding has concluded with the ruling pending. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Other revenues

Other revenues mainly include revenues from wealth management services and customer referral.

Wealth management services generate revenues from Internet Securities Services, Insurance Brokerage Services and small consumptive business in Southeast Asia. We offer convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors to connect them with Hong Kong and U.S. stock markets. Internet Securities Service generated revenue from commissions through customers’ transactions in stocks by providing brokerage service for its customers. We enter into insurance brokerage service contracts with insurance companies with a pre-agreed commission. The commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium paid to the insurance companies from sales facilitated by the group in respect of an insurance product. For insurance brokerage service, the single performance obligation identified is to provide facilitation services to the insurance companies. For each type of wealth management services, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. The Internet Securities Service is recognized at a point in time on the trade date when the performance obligation is satisfied. The brokerage service commission are earned when each individual service is completed.

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

The following table sets forth our share-based compensation expenses in 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses	52,338	5,459	(72,133)	(10,160)

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2021, 2022 and 2023.

Grant Date	Number of Options Granted	Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Aggregate Intrinsic Value at the Grant Dates	Type of Valuation
		RMB	RMB	RMB
March 24, 2021	500,000	7.78	0.01	7,300	Retrospective
May 13, 2021	4,425,211	0.07	0.01	53,103	Retrospective

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

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2021	2022	2023
Risk-free rate of interest(1)	0.84%-1.61%	n/a	n/a
Volatility(2)	113.60%-116.00%	n/a	n/a
Dividend yield(3)	-	n/a	n/a
Exercise multiples(4)	2.2	n/a	n/a
Life of options (years)(5)	5	n/a	n/a

(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.

(2)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiry of the term.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publication. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.2 for option awards granted in 2021.

(5)	Extracted from option agreements.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies—Goodwill” and “—Recent accounting pronouncements adopted” to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total revenue (excluded cost of goods sold) for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	202,960	26.7	154,906	27.6	142,628	20,089	34.6
Cost of goods sold	(59,088)	(7.8)	(46,424)	(8.3)	(61,654)	(8,684)	(14.9)
Gross Profit	143,872	18.9	108,482	19.3	80,974	11,405	19.6
Post-origination services	39,782	5.2	35,820	6.4	3,629	511	0.9
Technical services	417,566	54.8	327,245	58.3	247,770	34,898	60.1
Others	101,143	13.3	43,696	7.7	18,422	2,595	4.5
Total revenues (excluded cost of goods sold)	761,451	100.0	561,667	100.0	412,449	58,093	100.0
Other operating expenses and fees:
Sales and marketing	(165,477)	(21.7)	(62,243)	(11.1)	(27,801)	(3,916)	(6.7)
Origination and servicing	(47,094)	(6.2)	(69,018)	(12.3)	(53,525)	(7,539)	(13.0)
General and administrative(1)	(522,820)	(68.7)	(374,882)	(66.7)	(270,290)	(38,070)	(65.5)
Provision for doubtful contract assets and receivables	(22,423)	(2.9)	(159,380)	(28.4)	(192,756)	(27,149)	(46.7)
Total operating expenses and fees (included cost of goods sold)	(816,902)	(107.3)	(711,947)	(126.8)	(606,026)	(85,358)	(146.9)
Operating Loss	(55,451)	(7.3)	(150,280)	(26.8)	(193,577)	(27,265)	(46.9)
Interest income	47,511	6.2	47,587	8.5	97,669	13,756	23.7
Impairment loss of investments	(27,422)	(3.6)	(181,820)	(32.4)	(27,928)	(3,934)	(6.8)
Impairment loss of goodwill	—	—	(200)	(0.0)	(24,809)	(3,494)	(6.0)
Impairment loss of intangible assets and property, equipment and software	(2,371)	(0.3)	—	—	—	—	—
Impairment loss of long term prepayment	—	—	(274,996)	(49.0)	—	—	—
Gain recognized on remeasurement of previously held equity interest in acquiree	1,874	0.2	—	—	—	—	—
Unrealized loss of investment in marketable securities	(149,071)	(19.6)	(47,998)	(8.5)	(2,415)	(340)	(0.6)
Dividend income from cost method investments	—	—	2,230	0.4	875	123	0.2
Loss from disposal of subsidiaries	(4,897)	(0.6)	(9,265)	(1.6)	(75)	(11)	(0.0)
Dividend received from available for sale investment	—	—	—	—	2,257	318	0.5
(Loss) gain on held-to-maturity investment	(14,096)	(1.9)	—	—	186	26	0.0
Exchange losses	—	—	(808)	(0.1)	(4,289)	(604)	(1.0)
Other income, net	2,355	0.3	12,804	2.3	222	31	0.1
Loss before income tax expense and loss in equity method investments	(201,568)	(26.5)	(602,746)	(107.3)	(151,884)	(21,394)	(36.8)
Income tax expense	(26,735)	(3.5)	(11,623)	(2.1)	(7,745)	(1,091)	(1.9)
Dividend received from equity method investments	1,800	0.2	—	—	—	—	—
(Loss)/income in equity method investments, net of tax of RMB(10,669), RMB12,019 and RMB18,208 in 2021, 2022 and 2023, respectively	(7,167)	(0.9)	19,432	3.5	19,280	2,716	4.7
Net Loss	(233,670)	(30.7)	(594,937)	(105.9)	(140,349)	(19,769)	(34.0)

Note:

(1)	General and administrative expenses include share-based compensation of RMB52.3 million, RMB5.5 million and RMB72.1 million (US$10.2 million) in 2021, 2022 and 2023, respectively.

Revenues

Sales income

2023 Compared to 2022. Our sales income was RMB142.6 million (US$20.1 million) in 2023, representing a decrease of 7.9% from RMB154.9 million in 2022, primarily due to the decrease in the sales volume of our online stores, which in turn was due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic that fell short of expectations.

2022 Compared to 2021. Our sales income was RMB154.9 million in 2022, representing a decrease of 23.7% from RMB203.0 million in 2021, primarily due to the decrease in the sales volume of our online stores, which in turn was due to the weakened demand in our products resulting from the resurgence of the COVID-19 pandemic.

Technical services revenue

2023 Compared to 2022. Our technical services revenue was RMB247.8 million (US$34.9 million) in 2023, representing a decrease of 24.3% from RMB327.2 million in 2022, primarily due to the decrease in demand for our technical services from our institutional partners, which was in turn because of the shrinking demand of customers during the economic slump.

2022 Compared to 2021. Our technical services revenue was RMB327.2 million in 2022, representing a decrease of 21.6% from RMB417.6 million in 2021, primarily due to the decrease in demand for our technical services, which was in turn because of the business contraction of our institutional partners in response to the resurgence of the COVID-19 pandemic and the resulting economic downturn.

Others

2023 Compared to 2022. Our other revenue decreased by 57.8% to RMB18.4 million (US$2.6 million) in 2023 from RMB43.7 million in 2022. The decrease was primarily due to the decrease in our revenue of insurance business generated by Jiuxing Insurance Brokerage Co., Ltd. against the sluggish macroeconomic background after COVID-19 pandemic.

2022 Compared to 2021. Our other revenue decreased by 56.8% to RMB43.7 million in 2022 from RMB101.1 million in 2021. The decrease was primarily due to stock market fluctuations caused by the global pandemic and regulatory factors leading to less brokerage business of Metaverse Securities as well as the termination of our business in the Indonesia.

Operating Expenses and Fees

Cost of goods sold

2023 Compared to 2022. Our cost of goods sold were RMB61.7 million (US$8.7 million) in 2023, representing an increase of 32.8% from RMB46.4 million in 2022, primarily due to an increase in fees charged by a third-party e-commerce operator.

2022 Compared to 2021. Our cost of goods sold were RMB46.4 million in 2022, representing a decrease of 21.4% from RMB59.1 million in 2021, primarily due to the decline in revenue as a result of the negative effect of COVID-19.

Sales and marketing expenses

2023 Compared to 2022. Our sales and marketing expenses were RMB27.8 million (US$3.9 million) in 2023, representing a decrease of 55.3% from RMB62.2 million in 2022. Such decrease was resulted from the decrease in our cost of labor and personnel involved in our marketing activities.

2022 Compared to 2021. Our sales and marketing expenses were RMB62.2 million in 2022, representing a decrease of 62.4% from RMB165.5 million in 2021. The reason for such decrease was the decreased marketing and promotion activities for our online stores given the relatively inactive market condition in general during the resurgence of the COVID-19 pandemic in 2022.

Origination and servicing expenses

2023 Compared to 2022. Our origination and servicing expenses were RMB53.5 million (US$7.5 million) in 2023, representing a decrease of 22.4% from RMB69.0 million in 2022. In 2023, our servicing expenses consisted primarily of expenses and vendor costs for our technical services. The decrease was primarily due to the decrease in costs in channeling and labor as we shift to provision of technical services.

2022 Compared to 2021. Our origination and servicing expenses were RMB69.0 million in 2022, representing an increase of 46.6% from RMB47.1 million in 2021, which is the result of the recognition of the accrued expenses in previous years.

General and administrative expenses

2023 Compared to 2022. Our general and administrative expenses were RMB270.3 million (US$38.1 million) in 2023, representing a decrease of 27.9% from RMB374.9 million in 2022. Given the macroeconomic environment, we have continued our staff structure optimization, including headcount reductions.

2022 Compared to 2021. Our general and administrative expenses were RMB374.9 million in 2022, representing a decrease of 28.3% from RMB522.8 million in 2021. In answering to the general economic situation and the giving consideration of the adjustment to our product and service offerings, we have implemented further staff structure adjustments, including headcount reductions and office space optimization.

Provision for doubtful contract assets and receivables

2023 Compared to 2022. Our provision for doubtful contract assets and receivables was RMB192.8 million (US$27.1 million) in 2023, representing an increase of 20.9% from RMB159.4 million in 2022, primarily due to the impairment of certain loans due to us in the amount of RMB182.7 million (US$25.7 million).

2022 Compared to 2021. Our provision for doubtful contract assets and receivables was RMB159.4 million in 2022, representing an increase of 610.8% from RMB22.4 million in 2021, primarily due to the impairment of certain related party loans due to us in the amount of RMB92.8 million.

Interest Income

Interest income represents interest earned on cash deposits in financial institutions, our loans receivable from third-party borrowers, and our investment in wealth management financial products.

2023 Compared to 2022. Our interest income was RMB97.7 million (US$13.8 million) in 2023, representing an increase of 105.2% from RMB47.6 million in 2022. In 2023, we seized opportunities in investments offshore with high interest rates, which earned us satisfactory investment returns.

2022 Compared to 2021. Our interest income was RMB47.6 million in 2022, compared with RMB47.5 million in 2021.

Impairment Loss of Investments

Impairment loss of investments represents an impairment charge where the carrying amount of the investment exceeds its fair value on a non-temporary basis. The fair value of the investee company is estimated based on comparable quoted prices for similar investments in an active market, if applicable, or a discounted cash flow approach which requires significant judgments.

2023 Compared to 2022. Our impairment loss of investments was RMB27.9 million (US$3.9 million) in 2023, representing a decrease of 84.6% from RMB181.8 million in 2022. The impairment primarily reflected the loss of our investments in BitPay Inc. in full due to its operational setbacks.

2022 Compared to 2021. Our impairment loss of investments was RMB181.8 million in 2022, representing an increase of 563.0% from RMB27.4 million in 2021. The impairment primarily reflected the loss of our investments in Shanghai Xinzheng Finance and Economics Information Consulting Co., Ltd. in full as it incurred continued loss for consecutive years.

Impairment Loss of Goodwill

Impairment loss of goodwill represents an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount where it is more likely than not that the fair value of a reporting unit is less than its carrying amount and, upon a further quantitative impairment test, if the carrying amount of each reporting unit exceeds its fair value.

2023 Compared to 2022. Our impairment loss of goodwill was RMB24.8 million (US$3.5 million) in 2023, as compared to RMB200 thousand in 2022. We recorded an impairment loss of goodwill in connection with our prior acquisition of Beijing Weiban Yinqi Management Consulting Co., Ltd. in full, due to its huge losses for consecutive years and the fact that its net assets are lower than those at the time of the acquisition.

2022 Compared to 2021. Our impairment loss of goodwill was RMB200 thousand in 2022, while we did not incur impairment loss of goodwill in 2021.

Impairment Loss of Long Term Prepayment

We did not incur impairment loss of long term prepayment in 2023.

In 2022, we incurred impairment loss of long term prepayment of RMB275.0 million, which primarily consisted of impairment loss of long term prepayment to Shanghai Xinzheng Financial Information Consulting Co., Ltd. as an investment, because of its poor business performance and negative impacts of COVID-19.

In 2021, we did not incur impairment loss of long term prepayment.

Unrealized Loss of Investment in Marketable Securities

We incurred unrealized loss of investment in marketable securities of RMB149.1 million, RMB48.0 million and RMB2.4 million (US$0.3 million) in 2021, 2022 and 2023, respectively. The decrease was primarily because the performance of securities market gradually improved yet still fell short of expectation.

Other Income, Net

Our other income, net, primarily consists of government subsidies.

2023 Compared to 2022. Our other income, net, was RMB222 thousand (US$31 thousand) in 2023, as compared to RMB12.8 million in 2022. We barely received government subsidies in 2023, causing the decrease in other income, net.

2022 Compared to 2021. Our other income, net, was RMB12.8 million in 2022, as compared to RMB2.4 million in 2021. The increase was primarily due to the increase in the government subsidies.

Income Tax Expense

2023 Compared to 2022. Our income tax expense was RMB7.7 million (US$1.1 million) in 2023, as compared with RMB11.6 million in 2022, primarily due to the decrease in revenues generated from our operations.

2022 Compared to 2021. Our income tax expense was RMB11.6 million in 2022, as compared with RMB26.7 million in 2021, primarily due to the decrease in revenues generated from our operations.

(Loss)/Income in Equity Method Investments

2023 Compared to 2022. Our income in equity method investments in 2023 was RMB19.3 million (US$2.7 million), as compared with an income of RMB19.4 million in 2022. Some of our investees yielded positive operating results and resulted in gain in our equity method investments, which was partially offset by losses of certain other poorly-operated investees.

2022 Compared to 2021. Our income in equity method investments in 2022 was RMB19.4 million, as compared with a loss of RMB7.2 million in 2021. The change was mainly because that we received stable dividends from some of our investees, while our investments in certain other poorly-operated investees had been written off which led to the decrease of losses in 2022.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB140.3 million (US$19.8 million), RMB594.9 million and RMB233.7 million in 2023, 2022 and 2021, respectively.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,433,279	1,686,342	237,516
Restricted cash	198,727	133,678	18,828
Term deposits	232,432	346,636	48,823
Investment in marketable securities	200,679	427,966	60,278
Accounts receivable, net of allowance for doubtful accounts of RMB1,444,582 and RMB1,446,022 as of December 31, 2022 and 2023, respectively	92,230	38,038	5,358
Other receivables, net of allowance for doubtful accounts of RMB26,861 and RMB29,934 as of December 31, 2022 and 2023, respectively	116,225	50,313	7,085
Loans receivable, net of allowance for doubtful accounts of RMB441,359 and RMB575,174 as of December 31, 2022 and 2023, respectively	146,177	13,425	1,891
Prepaid expenses and other assets	222,736	165,957	23,375
Long-term investments, net	530,207	1,067,444	150,346
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to us of RMB8,802 and RMB5,234 as of December 31, 2022 and 2023, respectively)	8,955	5,326	750
Income taxes payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to us of RMB298,785 and RMB285,829 as of December 31, 2022 and 2023, respectively)	303,999	291,034	40,991
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to us of RMB 76,138 and RMB 75,857 as of December 31, 2022 and 2023, respectively)	250,346	134,018	18,876

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with an original maturities less than three months.

Our cash and cash equivalents decreased by 30.7% to RMB1,686.3 million (US$237.5 million) as of December 31, 2023, compared to RMB2,433.3 million as of December 31, 2022, primarily because of the overseas cash outflow as a result of purchasing an increased amount of wealth management financial products as well as the business operation.

Restricted Cash

Our restricted cash mainly consists of funds we received from investors for the purpose of buying or selling securities on behalf of its customers.

Our restricted cash decreased by 32.7% to RMB133.7 million (US$18.8 million) as of December 31, 2023 from RMB198.7 million as of December 31, 2022, primarily because of the decrease in the client funds deposited with us for our securities services in the amount of RMB72.5 million (US$10.2 million), which was resulted from the underperformance of our securities brokerage business.

Term Deposits

Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Our term deposits increased by 49.1% to RMB346.6 million (US$48.8 million) as of December 31, 2023 from RMB232.4 million as of December 31, 2022, which was primarily due to our purchase of some term deposits and wealth management products for cash management purpose.

Investment in Marketable Securities

Our investment in marketable securities mainly consists of our purchase of common stock on the open market through securities companies.

Our investment in marketable securities increased by 113.3% to RMB428.0 million (US$60.3 million) as of December 31, 2023 from RMB200.7 million as of December 31, 2022, primarily because of our purchase of common stock on the open market through securities companies for cash management purpose.

Accounts Receivable, Net

Our accounts receivable, net of allowance for doubtful accounts, primarily includes the service fees receivable from investors and accounts receivable from financial institution partners.

Our accounts receivable, net of allowance for doubtful accounts decreased by 58.8% to RMB38.0 million (US$5.4 million) as of December 31, 2023 from RMB92.2 million as of December 31, 2022, primarily due to our extended efforts in collecting uncollected receivables within our ordinary course of business and collection cycle.

Other Receivables, Net

Our other receivables, net, primarily includes the funds receivable from external payment network providers and accrued interest receivable. Our other receivables, net of allowance for doubtful accounts decreased by 56.7% to RMB50.3 million (US$7.1 million) as of December 31, 2023 from RMB116.2 million as of December 31, 2022, primarily due to the repayment of non-operation accounts by a third party.

Loans Receivables, Net

Our loans receivables, net of allowance for doubtful accounts, mainly represent loans to third-party borrowers.

Our loans receivables decreased by 90.8% to RMB13.4 million (US$1.9 million) net of allowance for doubtful accounts of RMB575.2 million (US$81.0 million) as of December 31, 2023 from RMB146.2 million net of allowance for doubtful accounts of RMB441.4 million as of December 31, 2022, due to our collection efforts and impairment during the year of 2023.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets include deposits, advance to suppliers, prepaid taxes, prepaid service fee, and others.

Our prepaid expenses and other assets decreased by 25.5% to RMB166.0 million (US$23.4 million) as of December 31, 2023 from RMB222.7 million as of December 31, 2022, primarily due to the decrease in input tax deduction.

Long-term Investments, Net

Our long-term investments consist of equity securities without readily determinable fair value, equity method investments and held-to-maturity and available-for-sale investments.

Our long-term investments increased by 101.3% to RMB1,067.4 million (US$150.3 million) as of December 31, 2023 from RMB530.2 million as of December 31, 2022, primarily due to our investment in certain perpetual bonds and our purchase of a certificate of deposit in the amount of RMB470 million (US$66.2 million) as a held-to-maturity investment.

Deferred Revenue

Deferred revenue consists of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered during the loan period.

Our deferred revenue decreased by 40.5% to RMB5.3 million (US$0.8 million) as of December 31, 2023 from RMB9.0 million as of December 31, 2022. Since the cessation of business operation of the online lending information intermediary platform, the only deferred revenue to be recognized by us relates to the business operations of such platform prior to its shutdown, which will continue to decline.

Income Taxes Payable

Our income taxes payable decreased by 4.3% to RMB291.0 million (US$41.0 million) as of December 31, 2023 from RMB304.0 million as of December 31, 2022 as a result of the decrease of our income as compared to the prior year.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities decreased by 46.5% to RMB134.0 million (US$18.9 million) as of December 31, 2023 from RMB250.3 million as of December 31, 2022, primarily due to the decrease in the accrued expenses for the services and goods we purchased.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by/(used in) operating activities	(229,724)	63,320	62,504	8,803
Net cash used in investing activities	(321,521)	(277,767)	(949,024)	(133,667)
Net cash provided by financing activities	199,630	—	—	—
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	(26,683)	107,124	74,534	10,498
Net decrease in cash, cash equivalents and restricted cash	(378,298)	(107,323)	(811,986)	(114,366)
Cash, cash equivalents and restricted cash at beginning of the year	3,117,414	2,739,329	2,632,006	370,710
Cash, cash equivalents and restricted cash at end of the year	2,739,329	2,632,006	1,820,020	256,344

Operating activities

Our net cash provided by operating activities was RMB62.5 million (US$8.8 million) in 2023. In 2023, the principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB140.3 million (US$19.8 million) were (i) adjustment for non-cash items, mainly including adding back provision for allowance for doubtful accounts of RMB192.8 million (US$27.1 million), impairment loss of equity securities without readily determinable fair value of RMB29.0 million (US$4.1 million), and impairment of goodwill of RMB24.8 million (US$3.5 million), partially offset by share-based compensation of RMB72.1 million (US$10.2 million), and (ii) changes in operating assets and liabilities, mainly including decrease in prepaid expenses and other assets of RMB56.8 million (US$8.0 million), decrease in other receivables of RMB63.5 million (US$9.0 million) and decrease in accounts receivable of RMB52.8 million (US$7.4 million), partially offset by decrease in accrued expenses and other liabilities of RMB116.3 million (US$16.4 million).

Our net cash provided by operating activities was RMB63.3 million in 2022. In 2022, the principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB594.9 million were (i) adjustment for non-cash items, mainly including adding back impairment loss of long term prepayment of RMB275.0 million, provision for allowance for doubtful accounts of RMB159.4 million and impairment loss of equity method investment of RMB123.7 million, and (ii) changes in operating assets and liabilities, mainly including decrease in prepaid expenses and other assets of RMB254.1 million, partially offset by decrease in accrued expenses and other liabilities of RMB216.9 million.

Our net cash used in operating activities was RMB229.7 million in 2021. In 2021, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB233.7 million were (i) adjustment for non-cash items, mainly including adding back unrealized loss of investment in marketable securities of RMB149.1 million, share-based compensation of RMB52.3 million and depreciation of RMB25.1 million, and (ii) changes in operating assets and liabilities, mainly including decrease in accrued expenses and other liabilities of RMB323.0 million and accounts receivable of RMB40.0 million, partially offset by decrease in other receivables of RMB59.2 million and prepaid expenses and other assets of RMB37.2 million.

Investing activities

Net cash used in investing activities was RMB949.0 million (US$133.7 million) in 2023, which was primarily attributable to our purchase of long-term investments of RMB545.5 million (US$76.8 million) and our purchase of term deposits of RMB341.6 million (US$48.1 million).

Net cash used in investing activities was RMB277.8 million in 2022, which was primarily attributable to our purchase of term deposits of RMB227.4 million and our purchase of marketable securities of RMB78.9 million.

Net cash used in investing activities was RMB321.5 million in 2021, which was primarily attributable to our purchase of marketable securities of RMB318.9 million.

Financing activities

Net cash provided by financing activities was nil in 2022 and 2023, respectively.

Net cash provided by financing activities was RMB199.6 million in 2021, which was attributable to the net proceeds from a private offering of RMB199.2 million.

Capital Expenditures

We had capital expenditures of nil, RMB35.0 million and RMB3.5 million (US$0.5 million) in 2021, 2022 and 2023, respectively. In 2023, our capital expenditures were mainly used for expenditures related to our efforts to procure that Meta Securities Pte. Ltd. acquires its Capital Markets Services license from the Monetary Authority of Singapore. Our capital expenditures for the fiscal year ended December 31, 2024 are expected to be approximately RMB20 million (US$2.8 million), mainly to be used for expenditures related to our efforts for business expansion and obtaining new operating licenses.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2023:

	Payments Due by Period
	2024	2025	2026	2027	Thereafter
	(RMB in thousands)
Contractual Obligations:
Operating Leases Obligations	7,074	7,365	971	—	—

Note: With imputed interest of RMB0.7 million.

Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business systems. We lease certain office premises and cloud infrastructure under non-cancelable operating lease arrangements.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

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

Holding Company Structure

9F Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our consolidated VIEs and their subsidiaries in China. As a result, 9F Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our WFOEs in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our WFOEs, consolidated VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, Etc.

Our success has benefited from our continual efforts in building our technologies and protecting our intellectual property, including patents, trademarks, copyrights and trade secrets. See “Item 4. Information on the Company—B. Business Overview—Technology” for a discussion of our key technology developments and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” for a description on the protection of our intellectual property.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—B. Operating Results—Critical Accounting Policies.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Sun	44	Chairman of the Board of Directors
Yifan Ren	41	Vice chairman of the Board of Directors
Changxing Xiao	51	Director
Fangxiong Gong	60	Independent Director
Yuping Ouyang	49	Independent Director
Lei Liu	42	Chief Executive Officer and Chief Risk Officer and Director
Li Zhang	48	Chief Financial Officer

Lei Sun has been our director since January 2014, and our chairman of the board of directors since November 2017. Mr. Sun has over twenty years of experience in financial services industry and is a recipient of numerous prestigious national awards. Prior to founding our company in August 2006, Mr. Sun was a senior manager at the head office of China Minsheng Bank (HKEX: 1988) from September 2005 to August 2006. From August 2005 to September 2005, Mr. Sun served as a department head with Digital China Group Co., Ltd. (SZ: 000034) in charge of the development of internet financing products. Prior to that, Mr. Sun served as a director of banking service department with Taihe Chengxin Investment Co., Ltd. from August 2004. From March 2003 to August 2004, Mr. Sun served as the department head of financial services department of Hi Sun Technology (China) Limited (HKEX: 0818). Mr. Sun received his bachelor’s degree in finance and EMBA from Peking University in 2003 and 2013, respectively.

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

Fangxiong Gong has served as our independent director since August 2019. Dr. Gong has been in the financial industry for more than 25 years and is widely recognized in both the research and investment banking fields. Dr. Gong is currently a responsible officer of FXG Asset Management Limited (formerly known as First Seafront Financial Limited), in respect of Type 1 (Dealing in Securities), 4 (Advising on Securities) and 9 (Asset Management) regulated activities since November 2016. From September 2009 to April 2015, Dr. Gong served as a Managing Director of JPMorgan Securities (Asia Pacific) Ltd and Chairman of JPM China Investment Banking, and led JPMorgan China investment banking business. From June 2004 to August 2009, Dr. Gong acted as Head of JPMorgan China Research / Strategy and Chief Economist, leading JPMorgan’s China research team covering equity research, market strategy, macro and foreign exchange rates. Dr. Gong also co-headed JPMorgan EM Asia market research and strategy. Before his career at JPMorgan, Dr. Gong was the Chief Strategist and Co-Head of Global Currency and Rates Research at Bank of America from September 1997 to May 2004. Dr. Gong was an economist at the Federal Reserve Bank of New York from 1995 to 1997, where his duties included research and policy submissions to the Federal Open Market Committee. Dr. Gong holds a Ph.D. in Financial Economics from the University of Pennsylvania, with the Ph.D. thesis jointly done in the Wharton School of University of Pennsylvania and the Economics Department of the University of Pennsylvania, an M.S. in Physics from Temple University in Philadelphia, an M.A. in Operation Research and Economics and a B.S. in Physics from Peking University.

Yuping Ouyang has served as our independent director since August 2021. Ms. Ouyang has served as chief financial officer and Secretary to the board of director of Gowin Semiconductor Corporation since February 2021. Prior to that, Ms. Ouyang served as chief financial officer of China Techfaith Wireless Communication Technology Limited, a Cayman Islands company listed on the Nasdaq Global Market, since August 2008. From September 2004 to August 2008, Ms. Ouyang worked in various finance positions at China Techfaith, including as its US GAAP reporting manager and chief accounting officer. Prior to joining China Techfaith, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accountants.

Lei Liu is our co-founder and has served as our director since August 2019, our chief risk officer since June 2020, and our chief executive officer since August 2020. Previously, Mr. Liu served as our executive president and chief risk officer. Prior to founding our business, Mr. Liu worked as the senior product manager of the retail banking department of the head office of China Minsheng Bank (HKEX: 1988) from 2006 through 2007, responsible for developing personal loan products. Prior to that, Mr. Liu served as a supervisor of personal finance business with the Shenzhen branch of China Minsheng Bank, responsible for business development and product design since 2003. Mr. Liu received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 2003, and his EMBA degree from Peking University in 2018.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB21.1 million (US$3.0 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Our board of directors approved, in June 2015, June 2016 and March 2021, the 2015 Share Incentive Plan, the 2016 Share Incentive Plan and 2021 Share Incentive Plan, respectively (as amended and collectively, the Share Incentive Plans). The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. The maximum aggregate number of ordinary shares under the Share Incentive Plans is 91,603,068 Class A ordinary shares, and an annual increase on the first day of each of the five consecutive fiscal years commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding ordinary shares or (ii) such fewer number of shares as may be determined by our board of directors, subject to amendment. As of March 31, 2024, awards to purchase 8,232,619 Class A ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2024, the options granted under the Share Incentive Plans to our current directors, executive officers and other grantees, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Lei Sun	6,227,900		0—2.34	7/10/2015	7/9/2020
	9,600,000		0	7/1/2016	12/31/2024
	24,958,000	(1)	0—2.12	10/20/2017	12/31/2024
Lei Liu	3,000,000		0—2.34	7/10/2015	7/8/2024
All Directors and Executive Officers as a Group	43,785,900

(1)	Options to purchase 7,737,735 Class A ordinary shares of our company have been transferred to other employees of our company.

As of March 31, 2024, other employees as a group hold options to purchase 6,732,619 ordinary shares of our company, with exercise prices ranging from nil to US$3.6953 per share.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
Did Not Disclose	-

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.	Employees

We had 740, 331 and 276 employees as of December 31, 2021, 2022 and 2023, respectively. Almost all our employees are located in China and Hong Kong. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

As of December 31, 2023
Function:
Product and technology	54
Risk management	20
Business operations	87
Sales and marketing	55
General administration	60
Total	276

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 235,466,660 ordinary shares as of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:*
Lei Sun(l)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Yifan Ren(2)	43,583,400	—	43,583,400	18.5%	9.1%
Changxing Xiao(3)	13,920,300	—	13,920,300	5.9%	2.9%
Fangxiong Gong	—	—	—	—	—
Yuping Ouyang	—	—	—	—	—
Lei Liu(4)	4,500,000	1,347,600	5,847,600	2.5%	2.3%
Li Zhang	—	—	—	—	—
All Directors and Executive Officers as a Group	68,089,165	59,695,600	127,784,765	53.9%	76.1%
Principal Shareholders:
Nine F Capital Limited(1)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Nine Fortune Limited(2)	43,583,400	—	43,583,400	18.5%	9.1%
DFM Capital Ltd.(3)	13,920,300	—	13,920,300	5.9%	2.9%
Rich Way Global Limited(5)	15,263,301	—	15,263,301	6.5%	3.2%

Notes:

*	Mr. Lei Liu’s and Ms. Li Zhang’s business address is Room 1207, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Mr. Lei Sun’s business address is Suite 4806-07 48/F, Central Plaza 18 Harbour Rd, Wanchai, Hong Kong. Mr. Fangxiong Gong’s business address is Suite 5401, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong. Ms. Yuping Ouyang’s business address is Room 1001, Block A5, 243 Science Street, Huangpu District, Guangzhou 510700, China. Mr. Yifan Ren’s business address is 17/F, 80 Gloucester Road, Wanchai, Hong Kong. Mr. Changxing Xiao’s business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company indirectly wholly owned by The Nine F Trust; and (ii) 6,085,465 Class A ordinary shares held by Nine F Capital Limited. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Trident Trust Company (HK) Limited as the trustee. Mr. Lei Sun is the settlor and protector of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our company.

(2)	Represents 43,583,400 Class A ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by The DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of this trust and Mr. Changxing Xiao and his family members are the trust’s beneficiaries. DTFM (PTC) Ltd. is in turn controlled by The DTFM Settlement, a trust established under the laws of Guernsey. The DTFM Settlement is managed by Trident Trust HK as the trustee. Mr. Changxing Xiao is the settlor and enforcer of The DTFM Settlement. Under the terms of the abovementioned trusts, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our company.

(4)	Represents (i) 1,347,600 Class B ordinary shares held by Stone Cube Capital Ltd. a British Virgin Islands company; (ii) 3,000,000 Class A ordinary shares held by Stone Cube Capital Ltd; and (iii) 1,500,000 Class A ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days after March 31, 2024. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone Cube Capital Ltd is wholly-beneficially-owned by Mr. Liu.

(5)	Represents 15,263,301 Class A ordinary shares held by Rich Way Global Limited, a British Virgin Islands company, as reported in a Schedule 13G filed by Rich Way Global Limited and Rongsong Teng on August 5, 2021. Rich Way Global Limited is wholly beneficially owned by Mr. Rongsong Teng. The registered address of Rich Way Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2024, a total of 71,688,437 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2024, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with our VIEs and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our fourth amended and restated shareholders agreement on September 20, 2018 with our shareholders, which consists of holders of then ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares, series D preferred shares and series E preferred shares.

The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, and contains provisions governing other corporate governance matters. Those special rights, as well as the corporate governance provisions, have been terminated upon the completion of our initial public offering.

Registration rights

Pursuant to our fourth amended and restated shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

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

Termination of Obligations. Our obligation to effect any demand, piggyback or Form F-3 registration shall terminate on August 19, 2024, being the fifth anniversary of the closing of the initial public offering, or, if, in the opinion of counsel to our company, all such registrable securities proposed to be sold by a holder of registrable securities may then be sold without registration in any ninety day period pursuant to Rule 144 promulgated under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Other Related Parties

In 2019, Nanjing Lefang Intelligent Lite Technology Development Co., Ltd., or Nanjing Lefang, an investee over which we have significant influence, provided us with borrower acquisition and referral services. We provided consulting services to Nanjing Lefang in 2019. As of December 31, 2022 and 2023, we both had RMB4.6 million (US$0.7 million) due to Nanjing Lefang.

As of December 31, 2022, we had RMB67.8 million due from Hainan Chenxi Investment Consulting Co., Ltd., or Hainan Chenxi, an investee over which we have significant influence, which represented a related party loan we extended to Hainan Chenxi in 2021 in the amount of RMB41.8 million and 2022 in the amount of 26.0 million. We had fully written off the outstanding balance of this loan as of December 31, 2022 due to the poor operations of Hainan Chenxi during the COVID-19 pandemic. As of December 31, 2023, we also had RMB92.4 million (US$13.0 million) due from Hainan Chenxi, which represented a related party loan we extended to Hainan Chenxi for the purpose of supporting its efforts to seize the business opportunities during the resurgence of the COVID-19 pandemic. Due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic, Hainan Chenxi incurred continued loss from its wealth management business, and we have fully written off the loan as of December 31, 2023. In 2022, Hainan Chenxi provided us with insurance agency service in the amount of RMB0.5 million. In 2023, Hainan Chenxi attributed a revenue of RMB229 thousand (US$32.3 thousand) to us. As of December 31, 2021, 2022 and 2023, we have nil, RMB0.5 million and nil, respectively, due to Hainan Chenxi.

As of December 31, 2022, we had RMB25.0 million due from Zhongzheng Jinniu (Beijing) Investment Consulting Co., Ltd., or Zhongzheng Jinniu, an equity investee, which represented a related party loan we extended to Zhongzheng Jinniu in 2022 and had been fully written off as of December 31, 2022. As of December 31, 2023, we had RMB57.1 million (US$8.0 million) due from Zhongzheng Jinniu, which represented a related party loan we extended to Zhongzheng Jinniu for the for the purpose of supporting its efforts to seize the business opportunities in an expected securities market resurgence after the COVID-19 pandemic. Due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic, Zhongzheng Jinniu incurred continued loss from its fund business, and we have fully written off the loan as of December 31, 2023.

As of December 31, 2022 and 2023, we both had RMB3,000 (US$423) due to Diaobiao Zhonghai (Beijing) Technology Co., Ltd, an equity investee of ours, which represented unpaid capital contribution.

As of December 31, 2023, we had RMB5.0 million (US$0.7 million) due from Zhuhai Yuanxin Investments Partnership (Limited Partnership), an equity investee of ours, which represented a related party loan and has been fully written off as of December 31, 2023.

As of December 31, 2023, we had RMB50,000 (US$7,042) due from Beijing Lize Jiaxing Technology Co., Ltd., an equity investee of ours, which represented a related party loan. We have recorded an impairment loss of this loan in full as of December 31, 2023.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In 2019, we partnered with PICC under our direct lending program, for which PICC provided credit insurance to the institutional funding partners. Our cooperation with PICC on new loans under direct lending program was terminated in December 2019. In November 2019, PICC stopped paying the service fees to us that had been agreed in the cooperation agreement between us and PICC. PICC further disputed with us regarding payments of the service fees under the cooperation agreement. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the cooperation agreement. We, together with our legal counsel of the case, determined that PICC has breached its contractual obligation under the cooperation agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the cooperation agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the cooperation agreement plus accrued interest should be refunded to PICC. The court proceedings in Beijing and Guangzhou were later consolidated. Currently, the consolidated court proceeding has concluded with the ruling pending. If we do not prevail in these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020), or the State Court Action, and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, Amended Complaint filed Jan. 3, 2022), or the Federal Court Action. Both actions allege that defendants made misstatements and omissions in connection with our public offering and disclosures in violation of the federal securities laws. On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. Briefing on the motion to dismiss the second amended complaint was completed on July 28, 2023.  On March 13, 2024, the Court dismissed the State Court Action with prejudice.  Plaintiffs filed a notice of appeal on April 11, 2024.  On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead.  Briefing on the motion to dismiss the second amended complaint was completed in May 2023.  On February 22, 2024, the Court granted plaintiffs’ request to further amend the complaint, and a revised second amended complaint was filed on the same day.  Briefing on the motion to dismiss the revised second amended complaint was completed on March 25, 2024, and a decision is currently pending.

From time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. Most of those claims are still in early stage of court procedures and it is not possible to ascertain the outcomes of those legal proceedings. We vigorously assert our rights in those proceedings and will continue to do so. In July 2023, the Supreme People’s Court of the PRC issued a civil judgment regarding one of those claims, concluding there had been no intention to form a private lending contract or establish guarantee relationship between that certain loan investor and Jiufu Puhui under our legacy business. The Supreme People’s Court of the PRC further found in the judgment that Jiufu Puhui, as the operator of an online lending information intermediary platform, shall not be responsible for loan repayment to that certain loan investor. However, as of the date of this annual report, a moderate aggregate amount was awarded in favor of loan investors in some of the remaining legal proceedings. Such amount was paid by certain third parties we collaborated with in relation to the handling of outstanding loans in connection with our legacy business pursuant to our agreement with such third parties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.” and “Item 4—Information on the Company—A. History and Development of the Company.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Our Business Operation in China—Regulations Related to Foreign Exchange—Regulations Related to Dividend Distributions.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the Nasdaq Global Market since August 15, 2019. On January 18, 2023, we effected a change to the ratio of ADSs to Class A ordinary shares from one ADS to one Class A ordinary share to one ADS to 20 Class A ordinary shares. Except as otherwise indicated, all ADS and per ADS data in this annual report give retroactive effect to such change of ADS ratio to one ADS to 20 Class A ordinary shares. Our ADSs trade under the symbol “JFU.”

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

Objects of Our Company. Pursuant to section three of our sixth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be materially adversely varied with the consent in writing of the holders of all of the holders of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

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

Election and Removal of Directors

Unless otherwise determined by our company in a general meeting, our sixth amended and restated articles of association provides that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

For further information relating to a director’s power to vote on materially interested transactions or number of shares required for a director’s qualification, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors” and “—Committees of the Board of Directors—Compensation Committee.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

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

(c)	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our sixth amended and restated memorandum and articles of association requires us to indemnify our officers and directors for actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company, a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Foreign Exchange,” “—Regulations Related to Dividend Distribution,” and “—Regulations Related to Employee Stock Incentive Plans.”

E.	Taxation

The following summary of the material Cayman Islands, PRC (including Hong Kong) and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China (including Hong Kong) and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and its Implementation Rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The Implementation Rules defines the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Provided that our Cayman Islands holding company, 9F Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, SAT Public Notice 7 also includes safe harbors for internal group restructurings and purchase and sales of shares through a public securities market. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China and Hong Kong—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares.

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

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

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

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above and below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. The ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable rate under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to the United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year ending December 31, 2024. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive foreign investment company rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs are also PFICs, or each a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

On January 18, 2023, we effected a change to the ratio of ADSs to Class A ordinary shares from one ADS to one Class A ordinary share to one ADS to 20 Class A ordinary shares.

Charges and Charges Our ADS Holders May Have to Pay

An ADS holder will be required to pay the following fees under the terms of the deposit agreement with Citibank, N.A., the depositary bank for the American Depositary Shares:

Service	Fees
(1) Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below	Up to U.S.$5.00 per 100 ADS (or fraction thereof) issued
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited shares, upon a change in the ADS(s)-to share(s) ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) canceled
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held
(6) ADS Services	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the depositary bank
(7) Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into The Depository Trust Company, or the DTC, and vice versa, or for any other reason.)	Up to U.S.$5.00 per 100 ADS (or fraction thereof) held
(8) Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa).	Up to U.S.$5.00 per 100 ADS (or fraction thereof) converted

An ADS holder will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	in connection with the conversion of foreign currency, the fees, expenses, spreads, taxes and other charges of the depositary and/or conversion service providers (which may be a division, branch or affiliate of the depositary);

●	any reasonable and customary out-of-pocket expenses incurred in such conversion and/or on behalf of the holders and beneficial owners in complying with currency exchange control or other governmental requirements; and

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2023, we received no reimbursement from the depositary.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses: (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of our investment values and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments. Any of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Management’s Plan for Remediation of Material Weaknesses

Our management will review the implementation of the existing internal control measures and conduct rectification accordingly, and strictly follow the internal control requirements. We also plan to enhance the effectiveness of our financial reporting process by placing additional focus on the timeliness and quality of our detailed account analyses and to strengthen the integrity of our disclosure controls by developing a formal process to ensure that all significant transactions will be thoroughly evaluated for disclosure during the financial reporting process in order to remediate the material weaknesses described above.

We are in the process of implementing measures to address the material weaknesses identified. We have recruited one professional with U.S. GAAP knowledge and SEC reporting experience to our financial reporting and accounting team in 2023 who has been in charge of preparation and review of financial statements and related disclosures, and we are actively enlisting additional personnel experienced in such fields and establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. In addition, we plan to engage a qualified financial consulting firm with extensive experience in U.S. GAAP and SEC reporting to assist us in the preparation of our consolidated financial statements and related notes to the financial statements, completion of related account analyses and reconciliations, and development of accounting policies and procedures that are designed to ensure compliance with U.S. GAAP. We also plan to update our policies and procedures and redesigning controls in connection with financial instruments at each reporting period. However, while we are implementing these measures, we need more time to fully implement them to remediate the material weaknesses. Furthermore, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

Changes in Internal Control over Financial Reporting

During the audit of our company’s consolidated financial statements as of and for the year ended December 31, 2022, our management, together with our independent registered public accounting firm, identified material weaknesses related to (1) a lack of timely and appropriate detailed account analysis and related account reconciliation in our closing process; and (2) a lack of documentation of our critical accounting estimates and the procedures we have completed to ensure compliance with U.S. GAAP.

In 2023, we implemented a number of remedial measures to address the material weaknesses with respect thereto, including (i) the hire of additional competent and qualified personnel with appropriate knowledge and work experience of financial reporting; (ii) the implementation of new processes and procedures in our financial reporting closing process to provide additional levels of review and account analysis; and (iii) the enhancement and improvement of the internal controls in relation documentation of critical accounting estimates and procedures.

As of December 31, 2023, based on an assessment performed by our management on the effectiveness of the remediation measures mentioned above, we concluded that the aforementioned material weaknesses related to (1) a lack of timely and appropriate detailed account analysis and related account reconciliation in our closing process; and (2) a lack of documentation of our critical accounting estimates and the procedures we have completed to ensure compliance with U.S. GAAP were remediated.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	RESERVED

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yuping Ouyang, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2)) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, is an audit committee financial expert.

Item 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees, effective in August 2019. We have posted a copy of our code of business conduct and ethics on our website at https://ir.9fgroup.com/Corporate-Governance.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by Wei, Wei & Co., LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

The table below sets forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal years ended December 31, 2022 and 2023.

	For the Year Ended December 31,
	2022	2023
	(in thousands of RMB)
Audit fees(1)	5,449	5,680

(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by Wei, Wei & Co., LLP for the year ended December 31, 2022 and 2023, as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5250(d), Section 5605(b)(1), Section 5605(c)(2) and Section 5620 of the Nasdaq Listing Rules require listed companies to distribute their annual reports, obtain shareholders’ approval on adoption of equity incentive awards plans, have a majority of their board members be independent and an audit committee of at least three members, and hold an annual meeting of shareholders no later than one year after the end of their fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We followed home country practice with respect to the foregoing requirements.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	INSIDER TRADING POLICIES

Not applicable.

Item 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system spans multiple security domains, including network, host and application layers. It integrates a range of security capabilities, such as threat defense, continual monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continual testing of aspects of our security posture internally and with third-party consultants or collaborators, internal and external evaluations of our security measures, a solid incident response framework and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continual monitoring of the performance of our application, platforms and infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats. We also engage third-party service providers to perform vulnerability scanning, emergency vulnerability assessment, major security incident warning and threat detection.

Our IT department engages with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with such third-party service providers. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through our supplier assessment process. Additionally, for independent security researchers, we require adherence to the security-related agreement when submitting vulnerabilities.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. When appropriate, periodic reviews are held to discuss the landscape of cybersecurity, potential threats, and our preparedness for potential cybersecurity threats and risks to our company. With respect to disclosure of any material cybersecurity incident or threat, the chief executive officer, the chief financial officer and the principal officer in charge of the cybersecurity matters, or the Cybersecurity Officer, shall discuss with our board of directors, our disclosure committee comprised of our Cybersecurity Officer and certain other heads of our company, and other members of senior management and external legal counsel, as appropriate, and review the information, issues involved, disclosures to be made and the procedures followed.

At the management level, our chief executive officer, our chief financial officer and our Cybersecurity Officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to the company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Officer has years of experience in the field of information technology and cybersecurity and holds relevant degrees and certificates. Our chief executive officer, our chief financial officer and our Cybersecurity Officer meet with our board of directors (i) update the status of any material cybersecurity incidents or material risks from cybersecurity threats to the company, if any, and the relevant disclosure issues, and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of 9F Inc. are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective August 15, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on August 8, 2019 (File No. 333-232802))
2.3	Deposit Agreement dated August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.3.1*	Form of Amendment No. 1 to the Deposit Agreement dated as of August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 filed on January 4, 2023 (File No. 333-233151))
2.4	Shareholders Agreement between the Registrant and other parties thereto dated September 20, 2018 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
2.5	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on the Form 20-F filed on May 16, 2023 (File No. 001-39025))
2.6	Amendment No. 1 to Deposit Agreement dated January 18, 2023, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 2.6 to the annual report on the Form 20-F filed on May 16, 2023 (File No. 001-39025))
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.5	English version of executed form of master exclusive service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed master exclusive service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.6*	English version of executed form of exclusive option agreement among a VIE of the Registrant, its shareholder, the WFOE of the Registrant, and the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant
4.7*	English version of executed form of equity interest pledge agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of each of the VIEs of the Registrant

4.8*	English version of executed form of proxy agreement and power of attorney among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed proxy agreements and powers of attorney adopting the same form in respect of each of the VIEs of the Registrant
4.9*	English version of executed form of loan agreement between the shareholder of a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant
4.10	English version of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Shuke as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Shuke (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))
4.11	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F of the Registrant of the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.12	Subscription Agreement, dated July 19, 2021, between the Registrant and Rich Way Global Limited (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.13	Subscription Agreement, dated July 19, 2021, between the Registrant and Sky Ease Ventures Limited (incorporated herein by reference to Exhibit 10.13 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.14	Restated and Amended Subscription Agreement, dated September 29, 2021, among the Registrant, Sky Ease Ventures Limited and Brilliant Code Investment Limited. (incorporated herein by reference to Exhibit 10.14 to the F-1 filed on November 5, 2021 (File No. 333-260827))
8.1*	Significant subsidiaries and consolidated variable interest entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Wei, Wei & Co., LLP
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

9F Inc.

By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: May 15, 2024

9F Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 9F Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and the financial statement schedule listed in the accompanying index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-years period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

May 15, 2024

We have served as the Company’s auditors since 2021.

9F INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Cash and cash equivalents	2,433,279	1,686,342	237,516
Restricted cash	198,727	133,678	18,828
Term deposits	232,432	346,636	48,823
Investment in marketable securities	200,679	427,966	60,278
Accounts receivable, net of allowance for doubtful accounts of RMB1,444,582 and RMB1,446,022 as of December 31, 2022 and 2023, respectively	92,230	38,038	5,358
Other receivables, net of allowance for doubtful accounts of RMB26,861 and RMB29,934 as of December 31, 2022 and 2023, respectively	116,225	50,313	7,085
Loans receivable, net of allowance for doubtful accounts of RMB441,359 and RMB575,174 as of December 31, 2022 and 2023, respectively	146,177	13,425	1,891
Prepaid expenses and other assets	222,736	165,957	23,375
Long-term investments, net	530,207	1,067,444	150,346
Operating lease right-of-use assets, net	8,659	18,156	2,557
Property, equipment and software, net	69,389	61,790	8,703
Goodwill	24,730	—	—
Intangible assets, net	35,135	29,498	4,155
TOTAL ASSETS	4,310,605	4,039,243	568,915
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 8,802 and RMB 5,234 as of December 31, 2022 and 2023, respectively)	8,955	5,326	750
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 15,685 and RMB 10,778 as of December 31, 2022 and 2023, respectively)	15,745	10,957	1,543
Income taxes payable (including income taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 298,785 and RMB 285,829 as of December 31, 2022 and 2023, respectively)	303,999	291,034	40,991
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 76,138 and RMB 75,857 as of December 31, 2022 and 2023, respectively)	250,346	134,018	18,876
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without resource to the Group of RMB 4,918 and RMB 6,313 as of December 31, 2022 and 2023, respectively)	8,316	14,721	2,073
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 991,498 and RMB 925,822 as of December 31, 2022 and 2023, respectively)	5,142	4,623	651
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Group of RMB 4,233 and RMB 3,476 as of December 31, 2022 and 2023, respectively)	7,126	6,049	852
TOTAL LIABILITIES	599,629	466,728	65,736
Commitments and Contingencies (Note 20)
Shareholders’ equity:
Class A ordinary shares (US$ 0.00001 par value; 4,600,000,000 shares authorized; 174,304,260 shares issued and outstanding as of December 31,2022 and December 31,2023)	1	1	—
Class B ordinary shares (US$ 0.00001 par value; 200,000,000 shares authorized; 61,162,400 shares issued and outstanding as of December 31, 2022 and December 31,2023)	1	1	—
Additional paid-in capital	5,786,068	5,713,935	804,791
Statutory reserves	465,495	465,495	65,564
Deficit	(2,686,354)	(2,826,543)	(398,110)
Accumulated other comprehensive loss	90,988	165,009	23,241
Total 9F Inc. shareholders’ equity	3,656,199	3,517,898	495,486
Non-controlling interest	54,777	54,617	7,693
Total shareholders’ equity	3,710,976	3,572,515	503,179
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,310,605	4,039,243	568,915

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues:
Sales income	202,960	154,906	142,628	20,089
Cost of goods sold	(59,088)	(46,424)	(61,654)	(8,684)
Gross Profit	143,872	108,482	80,974	11,405

Post-origination services	39,782	35,820	3,629	511
Technical services	417,566	327,245	247,770	34,898
Others	101,143	43,696	18,422	2,595
Total revenues (excluded cost of goods sold)	761,451	561,667	412,449	58,093
Other operating expenses and fees:
Sales and marketing	(165,477)	(62,243)	(27,801)	(3,916)
Origination and servicing	(47,094)	(69,018)	(53,525)	(7,539)
General and administrative	(522,820)	(374,882)	(270,290)	(38,070)
Provision for doubtful contract assets and receivables	(22,423)	(159,380)	(192,756)	(27,149)
Total operating expenses and fees (included cost of goods sold)	(816,902)	(711,947)	(606,026)	(85,358)
Operating Loss	(55,451)	(150,280)	(193,577)	(27,265)
Interest income	47,511	47,587	97,669	13,756
Impairment loss of investments	(27,422)	(181,820)	(27,928)	(3,934)
Impairment loss of goodwill	—	(200)	(24,809)	(3,494)
Impairment loss of intangible assets and property, equipment and software	(2,371)	—	—	—
Impairment loss of long term prepayment	—	(274,996)	—	—
Gain recognized on remeasurement of previously held equity interest in acquiree	1,874	—	—	—
Unrealized loss of investment in marketable securities	(149,071)	(47,998)	(2,415)	(340)
Dividend income from cost method investments	—	2,230	875	123
Loss from disposal of subsidiaries	(4,897)	(9,265)	(75)	(11)
Dividend received from available for sale investment	—	—	2,257	318
(Loss) gain on held-to-maturity investment	(14,096)	—	186	26
Exchange losses	—	(808)	(4,289)	(604)
Other income, net	2,355	12,804	222	31
Loss before income tax expense and loss in equity method investments	(201,568)	(602,746)	(151,884)	(21,394)
Income tax expense	(26,735)	(11,623)	(7,745)	(1,091)
Dividend received from equity method investments	1,800	—	—	—
(Loss) income in equity method investments, net of tax of RMB (10,669), RMB 12,019 and RMB18,208 in 2021, 2022 and 2023, respectively	(7,167)	19,432	19,280	2,716
Net Loss	(233,670)	(594,937)	(140,349)	(19,769)
(Income) loss attributable to the non-controlling interest shareholders	(1,238)	196	159	22
Net loss attributable to ordinary shareholders	(234,908)	(594,741)	(140,190)	(19,747)
Net loss per ordinary share
Basic and diluted	(1.10)	(2.55)	(0.60)	(0.08)
Weighted average number of ordinary shares
Basic and diluted	213,635,470	233,216,045	235,466,660	235,466,660

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net loss	(233,670)	(594,937)	(140,349)	(19,769)
Other comprehensive income (loss):
Foreign currency translation adjustment	(48,154)	146,098	74,021	10,426
Total comprehensive loss	(281,824)	(448,839)	(66,328)	(9,343)
Total comprehensive (income) loss attributable to the non-controlling interest shareholders	(1,238)	196	159	22
Total comprehensive loss attributable to 9F Inc.	(283,062)	(448,643)	(66,169)	(9,321)

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except for number of shares and per share data)

	9F Inc. Shareholders’ Equity
						Accumulated	Total
	Ordinary shares		Additional			other	9F Inc.	Non-	Total
	Number		paid-in	Statutory		comprehensive	shareholders’	controlling	shareholders’
	of shares	Amount	capital	reserve	Deficit	income (loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	203,510,681	2	5,531,926	466,352	(1,822,749)	(6,953)	4,168,578	54,738	4,223,316
Issuance of common stock in connection with private placements	20,927,739	—	199,197	—	—	—	199,197	—	199,197
Purchase of non-controlling interests	—	—	(3,285)	—	—	—	(3,285)	(230)	(3,515)
Exercise of share options	6,885,255	—	433	—	—	—	433	—	433
Share-based compensation	—	—	52,338	—	—	—	52,338	—	52,338
Net loss	—	—	—	—	(234,908)	—	(234,908)	1,238	(233,670)
Provision of statutory reserve	—	—	—	116	(116)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(48,154)	(48,154)	—	(48,154)
Balance as of December 31, 2021	231,323,675	2	5,780,609	466,468	(2,057,773)	(55,107)	4,134,199	55,746	4,189,945
Share-based compensation	4,142,985	—	5,459	—	—	—	5,459	—	5,459
Net loss	—	—	—	—	(594,741)	—	(594,741)	(196)	(594,937)
Disposal of subsidiaries	—	—	—	(973)	(33,840)	(3)	(34,816)	(770)	(35,586)
Other comprehensive loss	—	—	—	—	—	146,098	146,098	(3)	146,095
Balance as of December 31, 2022	235,466,660	2	5,786,068	465,495	(2,686,354)	90,988	3,656,199	54,777	3,710,976
Share-based compensation	—	—	(72,133)	—	—	—	(72,133)	—	(72,133)
Net loss	—	—	—	—	(140,189)	—	(140,189)	(160)	(140,349)
Other comprehensive loss	—	—	—	—	—	74,021	74,021	—	74,021
Balance as of December 31, 2023	235,466,660	2	5,713,935	465,495	(2,826,543)	165,009	3,517,898	54,617	3,572,515

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash Flows from Operating Activities:
Net loss	(233,670)	(594,937)	(140,349)	(19,769)
Depreciation	25,137	18,767	11,952	1,683
Amortization	6,402	2,233	5,637	794
Share-based compensation	52,338	5,459	(72,133)	(10,160)
Loss from disposal of property and equipment	75	—	—	—
Share of loss (income) in equity method investments	7,167	(19,432)	(19,280)	(2,716)
Gain recognized on remeasurement of previously held equity interest in acquire	(1,874)	—	—	—
Unrealized loss of investment in marketable securities	149,071	47,998	2,415	340
Loss from disposals of subsidiaries	4,897	(7,843)	75	11
Impairment loss of equity securities without readily determinable fair value	23,193	164,161	28,984	4,083
Impairment loss of equity method investment	4,229	3,452
Impairment loss of held-to-maturity investment	—	14,207	(1,056)	(149)
Impairment loss of property, equipment and software	2,371	—	—	—
Gain from disposal of held-to-maturity investment	14,096	—	(186)	(26)
Gain from disposal of equity securities without readily determinable fair value	—	(476)	—	—
Dividend received from equity method investments	1,800	—	—	—
Dividend income from cost method investment	—	(2,230)	(875)	(123)
Provision for allowance for doubtful accounts	19,041	159,380	192,756	27,149
Impairment loss of long term prepayment	—	274,996	—	—
Provision for doubtful contract assets	3,382	—	—	—
Impairment of goodwill	—	200	24,809	3,494
Changes in operating assets and liabilities
Accounts receivable	(39,967)	(8,990)	52,788	7,435
Other receivables	59,170	(6,355)	63,548	8,951
Loan receivables	(13,902)	8,762	(965)	(136)
Contract assets	6,992	—	—	—
Prepaid expenses and other assets	37,214	254,145	56,779	7,997
Operating lease right-of-use assets	10,149	9,859	(9,497)	(1,338)
Deferred tax assets	—	—	—	—
Amount due to related parties	(1,322)	(18,824)	(519)	(73)
Accrued expenses and other liabilities	(322,953)	(216,903)	(116,328)	(16,384)
Income tax payable	26,053	22,701	(12,964)	(1,826)
Payroll and welfare payable	(19,996)	1,203	(4,787)	(673)
Deferred revenue	(35,673)	(38,015)	(3,629)	(511)
Deferred tax liabilities	(1,550)	(604)	(1,077)	(152)
Operating lease liabilities	(11,594)	(9,594)	6,406	902
Net cash (used in) provided by operating activities	(229,724)	63,320	62,504	8,803
Cash Flows from Investing Activities:
Purchases of property, equipment and software and intangible assets	(7,738)	(44,812)	(5,744)	(809)
Disposals of property and equipment	—	207	1,391	196
Purchase of term deposits	—	(227,432)	(341,636)	(48,118)
Redemptions of term deposits	50,467	78,294	227,432	32,033
Acquisitions of subsidiaries, net of cash acquired	(10,828)	(2,897)	(14)	(2)
Purchase of marketable securities	(318,886)	(78,862)	(229,701)	(32,353)
Disposals of subsidiaries, net of cash disposed	22,893	—	—	—
Purchases of long-term investments	(38,097)	(3,000)	(545,477)	(76,829)
Disposal of long-term investments	22,418	51,765	—	—
Loans to related parties	(41,750)	(51,030)	(55,275)	(7,785)
Net cash used in investing activities	(321,521)	(277,767)	(949,024)	(133,667)
Cash Flows from Financing Activities:
Net proceeds from issuance of common stocks in connection with private placements	199,197	—	—	—
Exercise of share options	433	—	—	—
Net cash provided by financing activities	199,630	—	—	—
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	(26,683)	107,124	74,534	10,498
Net decrease in cash, cash equivalent, and restricted cash	(378,298)	(107,323)	(811,986)	(114,366)
Cash, cash equivalents, and restricted cash at the beginning of the year	3,117,414	2,739,329	2,632,006	370,710
Cash, cash equivalents, and restricted cash at the end of the year	2,739,329	2,632,006	1,820,020	256,344
Supplemental disclosures of cash flow information:
Cash paid for income taxes	2,913	21,629	24,224	3,412
Cash paid for interest expense	—	—	—	—
Reconciliation to amounts on consolidated balance sheets:	—	—	—	—
Cash and cash equivalents	2,443,419	2,433,279	1,686,342	237,516
Restricted cash	295,910	198,727	133,678	18,828
Total cash, cash equivalents, and restricted cash	2,739,329	2,632,006	1,820,020	256,344

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(Amounts in thousands except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

9F Inc. (the “Company” or “9F”) was incorporated under the laws of the Cayman Islands on January 24, 2014. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are digital technology service providers aiming to empower institutional partners with advanced financial technologies as well as attract investors with investment opportunities. The Group provides technology empowerment services to institutional partners and wealth management services to individual customers, and offers e-commerce business through third-party e-commerce platforms. Pursuant to industry-wide policy requirements, the Group ceased its online lending information intermediary services in China in 2020.

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

Going Concern Consideration

Management acknowledges the Company’s ongoing losses and its deficit incurred by the Company during the audited period. However, management believes the Company has sufficient cash to continue operations for at least a year from the release date of this report.

By entering into a series of agreements (the “VIE Agreements”), the Group, through WFOEs, obtained control over Jiufu Shuke and Beijing Puhui (collectively referred as “VIEs”). The VIE Agreements enable the Group to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Group is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements. In making the conclusion that the Group is the primary beneficiary of the VIEs, the Group’s rights under the Power of Attorney also provide the Group’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Group also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the Master Exclusive Service Agreement and pay service fees to the Group. By charging service fees to be determined and adjusted at the sole discretion of the Group, and by ensuring that the Master Exclusive Services Agreement is executed and remains effective, the Group has the rights to receive substantially all of the economic benefits from the VIEs.

Details of the VIE Agreements, are set forth below:

VIE Agreements that give the Group effective control over the VIEs include:

Voting Rights Proxy Agreement and Irrevocable Power of Attorney

Each shareholder of the VIEs grant to any person designated by the WFOEs to act as its attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the equity interest held by such shareholders of the VIEs. The proxy and power of attorney agreements will remain effective as long as the WFOEs exist. The shareholders of the VIEs do not have the right to terminate the proxy agreements or revoke the appointment of the attorney-in-fact without written consent of the WFOEs.

Exclusive Option Agreement

Each shareholder of the VIEs granted 9F or any third party designated by 9F the exclusive and irrevocable right to purchase from such shareholders of the VIEs, to the extent permitted by PRC law and regulations, all or part of their respective equity interests in the VIEs for a purchase price equal to the registered capital. The shareholders of the VIEs will then return the purchase price to 9F or any third party designated by 9F after the option is exercised. 9F may transfer all or part of its option to a third party at its own option. The VIEs and its shareholders agree that without prior written consent of 9F, they may not transfer or otherwise dispose of the equity interests or declare any dividends. The option agreement will remain effective until 9F or any third party designated by 9F acquires all equity interest of the VIEs.

Spousal Consent

The spouse of each shareholder of the VIEs has entered into a spousal consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in the VIEs in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement regarding the VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in the VIEs do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

Loan Agreement

Pursuant to the loan agreements between the WFOEs and each shareholder of the VIEs, the WFOEs extended loans to the shareholders of the VIEs, who had contributed the loan principal to the VIEs as registered capital. The shareholders of VIEs may repay the loans only by transferring their respective equity interests in the VIEs to 9F Inc. or its designated person(s) pursuant to the exclusive option agreements. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder.

The VIE Agreements that enables the Group to receive substantially all of their economic benefits include:

Equity Interest Pledge Agreement

Pursuant to equity interest pledge agreement, each shareholder of the VIEs has pledged all of his or her equity interest held in the VIEs to the WFOEs to secure the performance by the VIEs and their shareholders of their respective obligations under the contractual arrangements, including the payments due to the WFOEs for services provided. In the event that the VIEs breach any obligations under these agreements, the WFOEs as the pledgees, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The shareholders of the VIEs shall not transfer their equity interests or create or permit to be created any pledges without the prior written consent of WFOEs. The equity interest pledge agreement will remain valid until the master exclusive service agreement and the relevant exclusive option agreements and proxy and power of attorney agreements, expire or are terminated.

Master Exclusive Service Agreement

Pursuant to exclusive service agreement, the WFOEs have the exclusive right to provide the VIEs with technical support, consulting services and other services. The WFOEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs may not accept any services covered by this agreement provided by any third party. The exclusive service agreements provide that the VIEs shall pay service fees to WFOEs, and WFOEs are entitled to and responsible for all economic benefits and risks derived by VIEs. The agreement will remain effective unless the WFOEs terminate the agreement in writing.

Risks in relation to the VIE structure

The Group believes that the contractual arrangements with the VIEs and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the Group’s PRC subsidiaries or consolidated affiliated entities;

●	Discontinue or restrict the operations of any related-party transactions among the Group’s PRC subsidiaries or consolidated affiliated entities;

●	Impose fines or other requirements on the Group’s PRC subsidiaries or consolidated affiliated entities;

●	Require the Group’s PRC subsidiaries or consolidated affiliated entities to revise the relevant ownership structure or restructure operations; and/or;

●	Restrict or prohibit the Group’s use of the proceeds from any public offering to finance the Group’s business and operations in China;

●	Shut down the Group’s servers or blocking the Group’s online platform;

●	Discontinue or place restrictions or onerous conditions on the Group’s operations; and/or

●	Require the Group to undergo a costly and disruptive restructuring.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the afore mentioned actions. As a result, the Group may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders, and it may lose the ability to receive the economic benefits from the VIEs. The Group currently does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its WFOEs, or the VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB
Assets:
Cash and cash equivalents	1,763,619	1,418,792
Term deposits	5,000	—
Investment in marketable securities	58,384	52,637
Accounts receivable, net	69,549	41,903
Other receivables, net	99,494	55,081
Loan receivables, net	111,306	—
Amounts due from related parties	1,425	425
Prepaid expenses and other assets	210,450	154,162
Contracts assets, net	—
Long-term investments, net	457,757	478,022
Operating lease right-of-use assets, net	5,423	9,883
Property, equipment and software, net	60,254	55,201
Goodwill	21,932	—
Intangible assets, net	16,933	13,902
Total assets	2,881,526	2,280,008
Liabilities:
Deferred revenue	8,802	5,234
Payroll and welfare payable	15,685	10,778
Income taxes payable	298,785	285,829
Accrued expenses and other liabilities	76,138	75,857
Operating lease liabilities	4,918	6,313
Amounts due to related parties	991,498	925,822
Deferred tax liabilities	4,233	3,476
Total liabilities	1,400,059	1,313,309

	For the years ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	701,329	535,149	396,650
Net (loss)	(154,732)	(357,418)	(73,079)

	For the years ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	1,014,571	251,106	339,806
Net cash (used in) provided by investing activities	(51,410)	76,163	(5,021)
Net cash provided by financing activities	3,305	—	—

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

The VIEs contributed an aggregate of 94.89% and 96.17% of the consolidated net revenues for the years ended December 31, 2022 and 2023, respectively. The remaining revenues are from South Asia and HK. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 66.66% and 56.45%, respectively, of the consolidated total assets, and 233.49% and 281.39%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents.

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

The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the guidance of FASB ASC 606, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy our performance obligation.

Technical services

The Group offers technical services to customers including technology empowerment services, operations and marketing services, customized software development, etc. Technology empowerment services to customers with respect to user acquisition, risk management, consumption scenario perceptions and comprehension and data modeling.

Technical services generate revenues primarily from fixed-price short-term contracts from technology empowerment services, operations and marketing support services and is generally recognized over time on a ratable basis. Revenue generated from technology customized software development is recognized when control over the customized software has been transferred to the customer.

Sales income

Sales income from sales of the products to end customers directly through the online stores run on third party e-commerce platforms with a platform service agreement. Under the platform service agreement, the Group sets up online stores on the platforms to sell the Group’s products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sale contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. The quotation of the goods contains the shipping and handling fee, which will be deducted during the settlement. The Group initiates the recognized sales fee and is paid by the third party e-commerce platform. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods. If customers report defects after receipt but are still within the warranty period (varies from 6 months to 24 months), we will have the defective goods repaired, replaced or take another appropriate action to compensate timely, usually within 48 hours. Based on this experience, the Group had not estimated any warranty obligation as of December 31, 2023.

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

The Group recognizes sales income upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. For the years ended December 31, 2021, 2022 and 2023, RMB89, RMB874 and RMB 262 were returned to the Group , respectively.

Legacy business

In December 2020, as part of the effort to redirect our business focus, we ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on our online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by us and certain licensed asset management companies, the rights of investors in then existing loans underlying the legacy products have been transferred to such companies.

Online Lending Information Intermediary Services revenue (under legacy business). Through its online platform, the Group provides intermediary services for the personal financing product, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). The Group also provides one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). For revolving loan products and non-revolving loan products, the Group’s services provided consisted of:

a)	Matching marketplace investors to potential qualified borrowers and facilitating the execution of loan agreements between the parties (referred to as “loan facilitation services”); and

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

The Group considers its customers to be both the investors and borrowers. The Group considers the loan facilitation services and post origination services as two separate services, which represents two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers could benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the total transaction price to be the service fees chargeable from the borrowers and investors. The transaction price is allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling prices for similar services in the market that are reasonably available to the Group. As a result, the Group used an expected plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation, which involves significant judgements. In estimating its standalone selling price for the loan facilitation services and post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) it satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation services are recognized at the time a loan was originated between the investor and the borrower and the principal loan balance was transferred to the borrower, at which time the loan facilitation service are considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided ratably on a monthly basis. The majority of the service fees are charged to the borrowers, which is collected upfront at the loan inception or collected over the loan term. Investor paid service fees to the Group either at the beginning and at the end of the investment commitment period (in terms of automated investing tools) or over the term of the loan (in terms of self-directing investing tools).

In December 2020, the Group ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on its online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by the Group and a licensed asset management company, the rights of investors in existing loans underlying the legacy products were transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated became nil and loan facilitation services were nil in 2021, 2022 and 2023, and the asset management company provided the existing investors with services in relation to the return of their remaining investment in loans.

Direct lending program revenue (under legacy business). Through its direct lending program, the Group provides traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed the Group’s risk assessment. The Group’s services provided consist of:

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

Other revenues

Other revenues mainly include wealth management services and customer referral, etc.

Wealth management services generate revenues from Internet Securities Services, Insurance Brokerage Services and Small consumptive business in Southeast Asia.

The Group offers convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors to connect them with Hong Kong and U.S. stock markets. Internet Securities Services generates revenue from commissions through customers’ transactions in stocks by providing brokerage services for its customers.

The Group enters into insurance brokerage service contracts with insurance companies with a pre-agreed commission. The commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium paid to the insurance companies from sales facilitated by the group. For insurance brokerage services, the single performance obligation identified is to provide facilitation services to the insurance companies.

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

Value added taxes (“VAT”)

The Group is subject to value added tax, or VAT, at a rate 13% on sales of products, and at a rate of 6% on services rendered by the Group, less any deductible VAT the Group has already paid or borne, except for entities qualified as small-scale taxpayers at a VAT rate of 3% without any deduction. The Group is also subject to an additional 10% deductible VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. VAT is reported as a deduction to revenue when incurred which resulted in a VAT payable of RMB32,338, and RMB35,306 for the years ended December 31, 2022 and 2023, respectively. The net VAT balance between input VAT and output VAT is included in accrued expenses and other liabilities on the balance sheet.

Disaggregation of revenues

The Group manages its business through a comprehensive offering of financial products and services tailored to the needs of the investors, borrowers and customers. These financial products are categorized by the Group as technical services, sales income, online lending platform services and others. Online lending platform services we offer to our borrowers in two ways: (i) facilitation service fees paid by institutional partners; (ii) post origination service fees paid by borrowers. The following table illustrates the disaggregation of revenues by services offering in 2021, 2022 and 2023:

	December 31,	December 31,	December 31,
	2021	2022	2023
Technical services	417,566	327,245	247,770
Sales income	202,960	154,906	142,628
Facilitation/post	39,782	35,820	3,629
Others	101,143	43,696	18,422
Total	761,451	561,667	412,449

Deferred Revenue

Deferred revenue consists of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenues are recognized ratably as revenue when the post-origination services are delivered during the loan period. Revenue recognized during the year December 31, 2023 that was included in the deferred revenue balance at the beginning of the year was RMB3,629.

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

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

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

The carrying amounts of the Group’s financial instruments approximate their fair values because of their short-term nature. The Group’s financial instruments include cash, accounts receivable, marketable securities, term deposits, long term investments, amount due from related parties, amount due to related parties, and accrued expenses and other liabilities.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

A subsidiary of the Group receives funds from investors for the purpose of buying or selling securities on behalf of its customers. The funds are deposited in a bank account restricted only for the use of purchasing securities on behalf of the investors and the use of the funds within this account are monitored by the bank. Such bank balance represents an asset of the Group for the amounts due to customers for the segregated bank balance held and payable to customers on demand. A corresponding payable to customers is recorded in accrued expenses and other liabilities receipt of the cash from the customer. As of December 31, 2022, and 2023, the Group had restricted bank deposits of RMB198,727 and RMB133,678, respectively.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year. As of December 31, 2022, and 2023, the Group had term deposits of RMB232,432 and RMB346,636, respectively.

Investment in marketable securities

The Group invests in marketable equity securities to meet business objectives. The marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets. The Group purchased common stock on the open market through securities companies. As of December 31, 2022, and 2023, the Group had investment in marketable securities of RMB200,679 and RMB427,966 respectively.

Loans receivable

Loans receivable are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans and estimates the cash flow expected to be collected over the life of the loan on an individual basis based on the current expected credit loss (“CECL”) methodology, the borrowers’ financial position, their financial performance, collection effect and their ability to continue to generate sufficient cash flows. An allowance for doubtful accounts has been established for the loans with collection issues. Provision for uncollectable loans was recorded in the amount of RMB113,110 and RMB133,815 for the years ended December 31, 2022 and 2023, respectively.

Inventories, net

Inventories consisting of products available for sale are valued at the lower of cost or net realizable value with cost determined using the first-in, first-out cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when future estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). Certain costs attributable to buying and receiving products, such as freight in, are also included in inventories. As of December 31, 2022, and 2023, the Group had inventories, net of RMB2,662 and RMB1,950 in “Prepaid expenses and other assets” in the balance sheets, respectively.

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

	Accounts	Other	Loans
	receivable	receivables	receivable	Total
	RMB	RMB	RMB	RMB
Balance at December 31, 2021	1,444,000	65,647	350,425	1,860,072
Provision for doubtful accounts	612	26,854	113,100	140,566
Reversals	(30)	(65,640)	(7,561)	(73,231)
Write-offs	—	—	(14,605)	(14,605)
Balance at December 31, 2022	1,444,582	26,861	441,359	1,912,802
Provision for doubtful accounts	2,292	3,588	133,815	139,695
Reversals	(852)	(515)	—	(1,367)
Write-offs	—	—	—	—
Balance at December 31, 2023	1,446,022	29,934	575,174	2,051,130

Refer to Note 4 - Loans Receivable for further information on the allowance for loans receivable and Note 5 - Prepaid expenses and other assets for further information on allowance for prepaid expenses and other assets.

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

a.	Equity securities without readily determinable fair value

Historically, for investee companies over which the Group did not have significant influence and a controlling financial interest, the Group accounts for these as cost method investments under ASC 325-20. These financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction on the cost of the investment. The impairment losses on the equity securities without readily determinable fair values during the years ended December 31, 2021, 2022 and 2023 were RMB631,393, RMB 102,510, and RMB74,279 respectively.

b.	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the Group’s share of the earnings or losses of the investee company, impairments, and other adjustments required by the equity method are reflected in “Income (loss) in equity method investments, net” in the consolidated statements of operations.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other than temporary. The Group estimates the fair value of the investee company based on comparable quoted prices for similar investments in an active market, if applicable, or a discounted cash flow approach which requires significant judgments, including the estimate of future cash flows, which is dependent on internal forecasts, the estimate of long term growth rate of a company’s business, the estimate of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The impairment losses on its equity method investment were RMB58,033, RMB427,697 and RMB 448,688 during the years ended December 31,2021, 2022 and 2023, respectively.

c.	Held-to-maturity and available-for-sale investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the debt security to maturity, and are recorded at amortized cost. As of December 31, 2022, and 2023, the balance of held-to-maturity securities were nil and RMB509,392, respectively.

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

The Group reviews its investment for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near-term prospects of the issuer.

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income (loss) if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group recorded impairment losses (reversal) on its held-to-maturity and available for sale investments during the years ended December 31, 2021, 2022 and 2023 of RMB(676) , nil and RMB(1,056), respectively.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. The amendments in this ASU and its subsequent amendments are effective for annual reporting periods beginning after January 1, 2023. While we continue to evaluate certain aspects of the new standard, we do not expect the new standard to have a material effect on our financial statements.

Application of the goodwill impairment test requires management judgement, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Based on the Group’s impairment assessment, the Group recorded goodwill impairment of nil, RMB 200 and 24,809 for the years ended December 31, 2021, 2022 and 2023, respectively. Due to the large losses for several years and net assets are much lower than at the time of acquisition, the Group made a full impairment charge on the goodwill of Beijing Weiban Yinqi Management Consulting Co., Ltd. and Lion Global Financial Limited.

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

Sales and marketing

Sales and marketing consist primarily of selling and marketing expenses . Selling and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention and general brand and awareness building. Selling and marketing expenses were RMB165,477, RMB 62,243 and RMB27,801 for the years ended December 31, 2021, 2022 and 2023, respectively.

Cost of goods sold

Cost of goods sold primarily consists of the purchase price of products, packaging material, handling costs and product delivery costs. Cost of goods sold is related to sales income. Cost of goods sold were RMB59,088, RMB46,424 and RMB61,654 for the years ended December 31, 2021, 2022 and 2023, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs are included in sales and marketing expenses in the consolidated statements of comprehensive income. Advertising costs were RMB 495, RMB 19 and RMB 10 for the years ended December 31, 2021, 2022 and 2023, respectively.

Government subsidy income

The Group receives government grants and subsidies in the PRC from various local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as Other income in the consolidated statements of operations and comprehensive income (loss) in the period the cash is received. The government grants received by the Group were RMB437, RMB512 and RMB407 for the years ended December 31, 2021, 2022 and 2023, respectively.

Leases

The Group leases certain office premises in different cities in the PRC and overseas under operating leases. In accordance with FASB ASC Topic 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement date. The Group measures its lease liabilities based on the present value of the total lease payments to be paid discounted based on the more readily determinable rate implicit in the lease or the Groups incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of corporate debt of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding present value of lease payments adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available for use by the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases of 12 months or less, the Group has elected to record rent expense in its consolidated statements of operations on a straight-line basis over the lease term.

Income taxes

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for net operating loss carryforwards.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operation and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022 and 2023.

Share-based compensation

Share-based payment transactions with employees and management, such as share options, are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The Group has elected to recognize forfeitures when they occur.

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

Convenience translation

Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999 on December 31, 2023, the last business day for the year ended December 31, 2023, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into the US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)	Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB 1,751,808 and RMB 1,398,700, which were denominated in RMB at December 31, 2022 and December 31, 2023, respectively, representing 71.99% and 82.94% of the cash and cash equivalents at December 31, 2022 and December 31, 2023 respectively.

ii)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2023, majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit ratings for issuer, product risk rating and low historical default rate and holding period. As of December 31, 2022 and December 31, 2023 the majority of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the Deposit Insurance Regulation in different areas, RMB25,500 was insured and RMB1,373,200 was not insured in mainland China with the policy of RMB 500,000 insured by each banking financial institution, RMB2,727 was insured and RMB277,119 was not insured in HK, with the policy of HKD 500,000 insured by each banking financial institution, RMB 3,550 was insured and RMB 2,665 was not insured in America with the policy of $250,000 insured by each banking financial institution, RMB 1,582 was not insured in Southeast Asia with the policy of nil insured. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group made loans to third-party companies under loan agreements and is exposed to credit risk in the case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal balance plus accrued interest on the balance sheets dates. As of December 31, 2022 and December 31, 2023, there was RMB151,368 and RMB 13,425 of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor. Refer to Note 2 Details of the VIE for concentrations in the geographic areas.

There are RMB 165 million (representing 40%), RMB 125 million (representing 30%) from customer A, customer B individually represented greater than 10% of the total net revenues for the year ended December 31, 2023.

There are RMB 185 million (representing 33%), RMB 145 million (representing 26%) and RMB 87 million (representing 16%) from customer A, customer B and customer C individually represented greater than 10% of the total net revenues for the year ended December 31, 2022.

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

Current expected credit losses impairment

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date using a current expected credit loss model based on historical experience, current conditions, and reasonable and supportable forecasts.

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

3. LOANS RECEIVABLE, NET

	December 31,	December 31,
	2022	2023
Loans receivable	587,624	588,599
Less: allowance for doubtful accounts	(441,447)	(575,174)
Total	146,177	13,425

The Group entered into several loan agreements with certain third-party post loan service companies. As of December 31, 2023, the Group had RMB13 million loans receivable outstanding, with terms ranging from 6 to 48 months with interest at nil to 9.5%, per annum.

As of December 31, 2023, the Group has a RMB575.2 million allowance for uncollectable loans receivable, respectively.

The following table sets forth the aging of loans as of December 31,2022 and December 31,2023:

	1 - 89 days	90 days or	Total
	past due	more past due	past due	Current	Total loans
December 31, 2022	1,700	348,264	349,964	237,660	587,624
December 31, 2023	1,700	432,375	434,075	154,524	588,599

4. PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2022	2023
Deposits(i)	127	1,204
Advances to suppliers	9,971	2,872
Prepaid taxes (ii)	203,661	154,680
Prepaid service fees	7,429	9,592
Other	5,548	2,155
Less: Allowance for doubtful accounts	(4,000)	(4,546)
Total	222,736	165,957

(i)	Deposits mainly include rent deposits and deposits to third-party vendors.

(ii)	Prepaid taxes were the deductible VAT which can be deducted in the future.

5. FAIR VALUE OF ASSETS AND LIABILITIES

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “Note 2—Summary of Significant Accounting Policies.”

Financial instruments recorded at fair value

Assets and liabilities are recorded at fair value on a non-recurring basis. Our  non-marketable equity securities are investments in privately held companies without readily determinable market values, including equity securities without readily determinable fair value and equity method investments. The carrying value of our non-marketable equity securities is adjuster to fair value upon observable transactions for identical or similar investments of the same issuer or impairment. Non-marketable equity securities that have been remeasured during the period based on observable transactions are classified within level 3 in the fair value hierarchy because we estimate the value based on valuation methods, including market comparable approach, which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, expected time to exit, risk free rate, and the rights, and obligations of the securities we hold. These inputs significantly vary based on investment type. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within level 3.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

				Total
December 31, 2022	Level 1	Level 2	Level 3	Fair Value
	RMB	RMB	RMB	RMB
Assets
Investment in marketable securities	200,679	—	—	200,679
Total Assets	200,679	—	—	200,679
December 31, 2023
Assets
Available for sale investment	—	—	35,085	35,085
Investment in marketable securities	427,966	—	—	427,966
Total Assets	427,966	—	35,085	463,051

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, restricted cash, term deposits, accounts receivable, other receivables, loans receivable, held-to-maturity investment, prepaid expenses and other assets, accrued expenses and other liabilities and amounts due from/to related parties are not recorded at fair value. The fair values of these financial instruments, approximate their carrying value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

6. LONG-TERM INVESTMENTS

	Equity securities without readily determinable	Equity method	Held-to- maturity	Available for sale
	fair value	investments	investment	investment	Total
	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	647,702	57,491	33,079	—	738,272
Additions	97	19,971	38,000	—	58,068
Disposals	—	(7,652)	(18,983)	—	(26,635)
Loss in held-to-maturity investment	—	—	(14,096)	—	(14,096)
Share of (loss) in equity method investments	—	(7,167)	—	—	(7,167)
Impairment charges	(23,193)	(4,229)	—	—	(27,422)
Impact of exchange rate	6,787	(381)	—	—	6,406
Balance at December 31, 2021	631,393	58,033	38,000	—	727,426
Additions	—	3,000	14,207	—	17,207
Disposals	—	(14,738)	(38,000)	—	(52,738)
Share of income in equity method investments	—	19,432	—	—	19,432
Impairment charges	(164,161)	(3,452)	(14,207)	—	(181,820)
Impact of accounting method changes	(361,100)	361,100	—	—	—
Impact of exchange rate	(3,622)	4,322	—	—	700
Balance at December 31, 2022	102,510	427,697	—	—	530,207
Additions	—	—	470,000	35,968	505,968
Disposal	—	—	(1,056)	—	(1,056)
Adjustment of interest on held-to-maturity investments	—	—	39,392	—	39,392
Accumulated other comprehensive income				(883)	(883)
Share of income in equity method investments	—	19,280	—	—	19,280
Impairment charges	(26,088)	—	1,056	—	(25,032)
Impact of accounting method changes	—	—	—	—	—
Impact of exchange rate	(2,143)	1,711	—	—	(432)
Balance at December 31, 2023	74,279	448,688	509,392	35,085	1,067,444

Equity securities without readily determinable fair value

The following table sets forth the Group’s equity securities without readily determinable fair value:

	December 31,	December 31,
	2022	2023
	RMB	RMB
EZhou Rural Commercial Bank	40,000	40,000
BitPay, Inc. (Delaware)(i)	27,589	—
Ningbo Weilie investment management partnership (limited partnership) (“Ningbo Weilie”) (ii)	20,000	20,000
Others	14,921	14,279
Total	102,510	74,279

(i)	In March 2018, the Group acquired a 1.11% of equity interest in BitPay, Inc. (Delaware) for cash consideration of RMB28,400. The Group holds 1.11% equity interest as of December 31, 2022 and December 31,2023. No impairment existed at December 31, 2022. BitPay operating results have significantly fluctuated and have not been stable due to the highly volatile nature of crypto. The Group fully impaired the investment as of December 31, 2023.

(ii)	In December 2017, the Group purchased a 8.50% equity interest in Ningbo Weilie for cash consideration of RMB 20,000,000. No impairment existed at December 31, 2022 and December 31,2023, and there were no observable price changes for the year ended December 31,2023.

Equity method investments

	December 31,	December 31,
	2022	2023
	RMB	RMB
CSJ Golden Bull (Beijing) Investment Consulting Co., Ltd (“CSJ Golden Bull”) (i)	10,549	—
PT.TIRTA Finance(ii)	24,218	24,946
Hubei Consumption Financial Company (“Hubei Consumption”) (iii)	390,019	420,697
Others	2,911	3,045
Total	427,697	448,688

(i)	In September 2017, the Group purchased an equity interest in CSJ Golden Bull for cash consideration of RMB40,900. The Group holds a 25% equity interest as of December 31, 2022 and December 31, 2023. Due to the business environment and poor management, CSJ Golden Bull has had sustained losses for many years. Equity loss of CSJ Golden Bull for the years ended December 31, 2021,2022 and 2023 was RMB5,034, RMB6,552 and 10,549 respectively.

(ii)	In June 2021, the Group sold 40% of PT.TIRTA Finance to Trusty Cars Pte. Ltd (a third party) and 5% of PT.TIRTA Finance to PT SAHABAT MITRA (a third party), and therefore deconsolidated PT.TIRTA Finance and recorded a loss of RMB582. The fair value on the day of disposal was RMB 49,927 using the asset-based method based on various assumptions, e.g. Fair market, going concern, policy stability, etc. The Group continued to have significant influence on PT.TIRTA Finance and accounted for its 40% equity interest in it. After the transaction, Trusty Cars Pte. Ltd became a related party. There have been no transactions between Trusty Cars Pte. Ltd and the Group after the transaction. No impairment existed at December 31, 2023, and there were no observable price changes for the year ended December 31, 2023. The equity income (loss) of PT.TIRTA Finance for the years ended December 31, 2021,2022 and 2023 was RMB211, RMB (136) and RMB16, respectively.

(iii)	In December 2019, the Group paid RMB361,100 in cash in exchange for a 24.47% equity interest in Hubei Consumption. No impairment existed at December 31, 2022 and December 31, 2023, and there were no observable price changes for the year ended December 31, 2023. Equity income of Hubei Consumption for the years ended December 31, 2021,2022 and 2023 was RMB nil, 28,919 and RMB30,678, respectively.

Held-to-maturity investments

In 2021, the Group purchased a principal-guaranteed debt investment in the form of a beneficiary interest in a trust for cash consideration of RMB38,000, which had a stated maturity within one year. The Group disposed this investment in 2022.

In 2023, the Group purchased a certificate of deposit at RMB470,000 as a held-to-maturity investment. This held-to-maturity investment is measured at amortized cost and the interest adjustment amount is RMB39,392.

Available for sale investment

In 2023, the Group purchased HSBC HOLDINGS PLC BOND for RMB 35,968, which has a stated maturity within two years. The fair value is RMB36,851 and the unrealized loss for this investment was RMB 883 as of December 31, 2023.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Office building	19,525	51,142	51,142
Computer and electronic equipment	58,351	60,401	51,376
Furniture and office equipment	10,386	13,895	20,849
Leasehold improvements	28,377	9,339	9,013
Software	54,492	53,563	53,633
Total property and equipment	171,131	188,340	186,013
Accumulated depreciation and amortization	(104,284)	(95,655)	(100,927)
Impairment loss for technology of discontinued online lending information services	(23,296)	(23,296)	(23,296)
Property, equipment, net	43,551	69,389	61,790

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2021, 2022 and 2023 was RMB 25,137, RMB18,767 and RMB9,992, respectively.

8. INTANGIBLE ASSETS, NET

	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Brokerage licenses	51,152	51,236	52,133
Trade Name	6,400	6,400	6,400
Technology	27,600	27,600	27,600
Total Intangible assets	85,152	85,236	86,133
Accumulated amortization	(30,649)	(32,881)	(39,415)
Impairment loss of technology with discontinued online lending information platform	(17,220)	(17,220)	(17,220)
Intangible assets, net	37,283	35,135	29,498

The amortization periods range from 5 years to 20 years. Amortization expense on intangible assets for the years ended December 31, 2021, 2022 and 2023 were RMB 6,402, RMB 2,233 and RMB 6,534, respectively. As of December 31, 2023, the Group expects to record amortization expense related to intangible assets of RMB 4,177, each of the next five years, respectively, and RMB8,613 thereafter.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2022	2023
	RMB	RMB
Accrued advertising and marketing fees	66,786	22,576
Payables related to service fees and others	26,488	59,403
Amounts due to customers for the segregated bank balances held on their behalf	153,701	42,953
Deposits	586	633
Value added taxes and surcharges	1,165	6,980
Other	1,620	1,473
Total accrued expenses and other current liabilities	250,346	134,018

10. RELATED PARTY BALANCES AND TRANSACTIONS

Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Nanjing Lefang	Investee with significant influence	Borrower acquisition and referral services purchased by the Group, consulting service provided to Nanjing Lefang by the Group, and related party loan
Hainan Chenxi Investment Consulting Co., Ltd (“Hainan Chenxi”)	Investee with significant influence (Since July 2020)	Related party loan and referral services
Diaobiao Zhonghai (Beijing）Technology Co., Ltd (“Diaobiao Zhonghai”)	Equity method investee (Since July 2020)	Capital
Zhongzheng Jinniu (Beijing) Investment Consulting Co., Ltd (“Zhongzheng Jinniu”)	Equity method investee (Since 2018)	Related party loan
Beijing Lize Jiaxing Technology Co., LTD (“Lize Jiaxing “)	Equity method investee (Since 2022)	Related party loan
Zhuhai Yuanxin Investment Partnership (“Zhuhai Yuanxin”)	Equity method investee (Since 2021)	Related party loan

Details of related party balances and transactions as of and for the years ended December 31, 2022 and 2023 are as follows:

(1)	Revenue provided by related parties

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Hainan Chenxi	—	519	229

(2)	Amounts due from related parties

	December 31,	December 31,
	2022	2023
	RMB	RMB
Zhongzheng Jinniu	25,030	57,108
Hainan Chenxi	67,750	92,397
Zhuhai Yuanxin	—	5,000
Lize Jiaxing	—	50
Subtotal	92,780	154,555
Impairment	(92,780)	(154,555)
Total	—	—

The Group entered into several loan agreements with Hainan Chenxi and as of December 31, 2023, the Group had RMB92.4 million loans receivable from Hainan Chenxi outstanding, with terms 6 months and with interest at 5.5%. The Group entered into several loan agreements with Zhongzheng Jinniu, and as of December 31, 2023, the Group had RMB57.1 million loans receivable from Zhongzheng Jinniu outstanding, with terms 6 months and with interest at 14.00%. The Group had RMB 0.05 million loans receivable from Lize Jiaxing outstanding, with terms 6 months and with interest at 4.35%. The Group had RMB 5 million loans receivable from Zhuhai Yuanxin outstanding, with terms 12 months and with interest at 4.35%. Due to poor operations of Zhongzheng Jinniu , Hainan Chenxi and Zhuhai Yuanxin, the Group fully impaired the loans as of December 31, 2023.

(3)	Amounts due to related parties

	December 31,	December 31,
	2022	2023
	RMB	RMB

Nanjing Lefang	4,620	4,620
Hainan Chenxi	519	—
Diaobiao Zhonghai	3	3
Total	5,142	4,623

Nanjing Lefang provides referral services, consulting service to the Group as of December 31, 2023. The Group had RMB 4,620 payable to Nanjing Lefang.

11. INCOME TAXES

9F Inc. is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gains.

According to the HK regulations, HK entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million of profit earned by HK entity will be taxed at 8.25%, and the remaining profits will be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to a 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group’s PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% or 20% under the EIT Law. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by the relevant governmental authorities every three years. Jiufu Shuke Technology Group Co, Ltd (“Jiufu Shuke”) was qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from October 2020 to October 2023. Beijing Yilian Digital Cloud Technology Co., Ltd(“Yilian”), a subsidiary of Beijing Lirongxing Trading Co., Ltd(“Lirongxing”), was qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from October 2023 to October 2026. Shenzhen Fuben Network Technology Co., Ltd(“Fuben”), was qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from December 2021 to December 2024. Beijing Jiufu Puhui Information Technology Co., LTD (“Jiufu Puhui”) was qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from December 2020 to December 2023. Beijing Puhui Lianyin Information Technology Co., LTD (“Puhui Lianyin”) was qualified as a “high and new technology enterprise” and is entitled toa preferential income tax rate of 15% from October 2020 to October 2023.

The Group’s subsidiary tax rate in Southeast Asia ranges from 20% to 22%

The current and deferred components of the income tax expense which were substantially attributable to the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax	26,735	11,623	8,822
Deferred tax	—	—	(1,077)
Total	26,735	11,623	7,745

The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before income tax expenses	(148,268)	(570,480)	(132,604)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense at statutory tax rate	(37,067)	(142,620)	(33,151)
Non-deductible expenses	699	118,557	(4,760)
Change in valuation allowance	113,426	93,836	113,255
Adjustment on current income tax of the prior periods	—	(2,878)	1,739
Effect of tax holiday and preferential tax rates	(3,441)	4,184	(5,039)
Tax loss carryforward	(56,368)	(56,230)	(46,469)
Share-based compensation expenses	13,085	1,332	(17,985)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(3,599)	(4,558)	155
Income tax expense	26,735	11,623	7,745

The aggregate amount and per ordinary share effect of the tax holiday, the certification expiration date varies from October 21, 2023 to December 23, 2024 and preferential tax rates are as follows:

	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(6,522)	(163,113)	5,039
The aggregate effect on basic and diluted net income per ordinary share:
-Basic and diluted	(0.03)	(0.70)	0.02

The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Allowance for doubtful accounts	466,018	502,396	559,715
Net operating loss carry forwards	120,523	406,264	401,423
Less: valuation allowance	(586,541)	(908,660)	(961,138)
Total deferred tax assets, net	—	—	—

The movements in the valuation allowance for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	604,030	586,541	908,660
Additions	—	322,119	72,454
Reversal	(17,489)	—	(19,976)
Balance at December 31,2021 and 2022	586,541	908,660	961,138

	December 31,	December 31,
	2022	2023
	RMB	RMB
Intangible asset from acquisition	7,126	6,049
Total deferred tax liabilities	7,126	6,049

As of December 31,2023, the Group had net operating losses of RMB 1,605,692 arising from certain loss-making subsidiaries. The net operating losses could be used for five years since its generation. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. For the year ended December 31, 2023, the Company provided full valuation allowance of against the deferred tax assets because the Company assessed that the deferred tax assets would not be provided for impairment.

The Group considers positive and negative evidence to determine whether some portion or all of the net deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The valuation allowance is considered on each individual entity basis. Considering all the above factors, valuation allowances are established for certain entities because the Group believes that it is more likely than not that its net deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the near future.

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”), are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2022 and December 31, 2023.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of the financial reporting basis over the tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIEs without significant tax costs. As such, the Group did not accrue deferred tax liabilities on the earnings of the VIEs given that the Group will ultimately use this provision.

12. SHARE-BASED COMPENSATION

Share incentive plan

Share options

In 2015, the Group adopted the 2015 Share Incentive Plan (the “2015 Plan”) and, in 2016, the Group adopted the 2016 Share Incentive Plan (the “2016 Plan”), which permits the grant of three types of awards: options, restricted shares and restricted share units. Persons eligible to participate in the 2015 Plan and 2016 Plan (collectively, the “Plans”) includes employees, consultants and directors of the Group or any of affiliates, which include the Group’s parent company, subsidiaries and the Group. Under the 2015 plan, ordinary shares available for issuance were 15,094,700. Under the 2016 Plan, 16,771,900 ordinary shares were reserved for issuance. According to the resolutions of the board of directors in 2017, the Group reserved an additional 35,867,400 ordinary shares for the Plans. According to the resolutions of the board of directors in 2018, the Group reserved additional 3,518,000 ordinary shares for the Plans.

During the year ended December 31,2022 and 2023, the Group did not grant and issue any shares and had no impact on EPS.

During the year ended December 31,2021, the Group granted 500,000 shares at the exercise price of RMB6.74 per share, and 4,425,211 shares at the exercise price of RMB0.06.

●	500,000 share options will vest annually in equal instalment over 5 years.

●	The 4,425,211 shares options granted all vested during the year ended December 31,2021.

During the year ended December 31 2020, the Group granted 680,300 share options at the exercise price of RMB24.11 per share, 2,853,911 share options at the exercise price of $nil, 3,345,098 share options at the exercise price of RMB24.11 per share, 178,900 share options at the exercise price of RMB13.83 per share, 445,280 share options at the exercise price of RMB24.11 per share. These grants are subject to the following vesting conditions:

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

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in the years ended December 31, 2021, 2022 and 2023. The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2021, 2022 and 2023 was RMB35.88, RMB8.00 and nil, respectively.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
Risk free rate of interest	0.84%~1.61%	n/a	n/a
Volatility	113.60%~116%	n/a	n/a
Dividend yield	—	n/a	n/a
Exercise multiples	2.2	n/a	n/a
Life of option (years)	5	n/a	n/a

(1)  Risk free rate of interest

Based on the daily treasury long term rate of the U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)  Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guideline companies with a time horizon close to the expected expiration of the term.

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

The activity in share options is set out below:

	Number of	Weighted Average Exercise	Weighted Average Grant-date
	Options	Price	Fair Value
		RMB	RMB
Outstanding as of December 31, 2021	20,049,284	8.82	42.57
Granted	—	—	—
Exercised	(4,142,985)	0.00	27.02
Forfeited	(6,996,980)	9.31	72.27
Outstanding as of December 31, 2022	8,909,319	17.61	31.02
Granted	—	—	—
Exercised	—	—	—
Forfeited	(646,300)	14.72	74.32
Outstanding as of December 31, 2023	8,263,019	17.83	29.39

The following table summarizes information with respect to share options outstanding as of December 31, 2023:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
		Remaining		Remaining
Exercise Price	Number Outstanding	Contractual Life	Number Outstanding	Contractual Life
RMB
0.00	33,000	—	33,000	—
0.06	442,521	—	442,521	—
6.74	500,000	3.23	150,000	3.23
7.78	466,000	—	466,000	—
14.32	178,900	—	178,900	—
14.72	2,433,000	—	2,433,000	—
24.06	610,700	0.27	580,400	0.24
24.11	3,598,898	0.08	3,484,688	0.05
	8,263,019		7,768,509

A summary of share-based compensation recognized related to share options granted and ordinary shares issued is as follows:

	For the year ended	For the year ended	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative expenses	52,338	5,329	(71,940)

As of December 31 2021, 2022 and 2023, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB4,891, RMB13,786 and RMB 6,895, respectively. As of December 31, 2023, such cost was expected to be recognized over a weighted average period of 1.92 years. The expected cost is RMB5,000, RMB1,230 and RMB 660 for years ended December 31, 2024, 2025 and 2026, respectively.

13. ORDINARY SHARES

The Group’s Amended and Restated Memorandum of Association authorizes the Group to issue 4,600,000,000 ordinary shares with a par value of approximately US$0.00001 per share. As of December 31, 2022 and December 31, 2023, the Group had a total of 235,466,660 and 235,466,660 Class A and B ordinary shares issued and outstanding, respectively.

In August 2019, the Company completed its initial public offering and issued 8,085,000 ADSs (representing 8,085,000 Class A ordinary shares, without considering the change of ADS ratio to one ADS to 20 Class A ordinary shares effected on January 18, 2023). The net proceeds raised from the initial public offering and from exercising the over-allotment option by the underwriters were RMB463,065, net of issuance cost of RMB31,776. Upon the completion of the initial public offering, the 195,191,000 ordinary shares outstanding were classified into Class A and Class B ordinary shares, of which 128,228,600 shares were designated to Class A ordinary shares and 66,962,400 shares were designated to Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder.

In 2021, the Company issued 20,927,739 Class A ordinary shares to three investors through private placements and received approximately RMB199,199,000 in net proceeds in relation to an investment of up to an aggregate of RMB212.8 million.

In 2022, the Company issued 4,142,985 Class A ordinary shares to Company management upon exercise of incentive awards.

In 2023, the Company did not issue any shares.

Class A ordinary shares—The Group is authorized to issue 4,600,000,000 Class A ordinary shares with a par value of $0.00001 per share. As of December 31, 2022, and December 31, 2023, there were 174,304,260 Class A ordinary shares outstanding, respectively.

Class B ordinary shares—The Company is authorized to issue 200,000,000 Class B ordinary shares with a par value of $0.00001 per share. As of December 31, 2022, and 2023, there were 61,162,400 Class B ordinary shares outstanding.

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

14. SEGMENT INFORMATION

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer of the Company, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280, which is facilitating technical service and sales income. All of the Company’s net revenues were generated in the PRC and Hong Kong.

15. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB42,931, RMB39,756 and RMB 27,109, for the years ended December 31, 2021, 2022 and 2023, respectively.

16. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to a statutory reserve, which is appropriated from net profits as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to an enterprise expansion reserve and a staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2022 and 2023.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs and their subsidiaries. As of December 31, 2023, the aggregate amounts of paid-in capital, capital reserves and statutory reserves represented the amount of net assets of the relevant entities in the Group not available for distribution which amounted to approximately RMB2,612,618.

17. NET (LOSS) PER ORDINARY SHARE

Basic and diluted net loss per share for each of the years presented were calculated as follows:

	For the years ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net (loss) attributable to ordinary shareholders for computing net income per ordinary shares-basic	(234,908)	(594,741)	(140,190)
Denominator:
Weighted average ordinary shares outstanding used in computing net income per ordinary shares-basic and diluted	213,635,470	233,216,045	235,466,660
Net (loss) per ordinary share attributable to ordinary shareholders-basic and diluted	(1.1)	(2.55)	(0.60)

If the Company has net income, it should include securities that can be issued under stock and option agreements and may dilute the underlying EP in the future. The Company has 7,768,509 options exercisable stocks in 2023.

18. LEASES

The Group leases certain office premises and cloud infrastructure to support its core business system under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2023, the Group had no long-term leases that were classified as a financing lease. There is no renewal option in the lease contract. As of December 31, 2023, the Group did not have additional operating leases that have not yet commenced.

For the year ended
December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	11,497
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	16,171
Weighted average remaining lease term
Operating leases	1.45
Weighted average discount rate
Operating leases	4.14%
Short-term lease cost	249

As of December 31, 2022, the maturity of operating lease liabilities are as follows:

The years ended December 31,	RMB
2024	7,074
2025	7,365
2026	971
Subtotal	15,410
Less imputed interest	689
Total	14,721

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For years ended December 31, 2021, 2022 and 2023, total rental expense for all operating leases amounted to RMB 30,442, RMB 22,566 and RMB 17,597 respectively.

19. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to legal and administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending proceeding, except for the legal proceedings disclosed below, or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

Legal proceedings

In 2019, we partnered with PICC under our direct lending program, for which PICC provided credit insurance to the institutional funding partners. Our cooperation with PICC on new loans under direct lending program was terminated in December 2019. In November 2019, PICC stopped paying the service fees to us that had been agreed in the cooperation agreement between us and PICC. PICC further disputed with us regarding payments of the service fees under the cooperation agreement. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the cooperation agreement. We, together with our legal counsel of the case, determined that PICC has breached its contractual obligation under the cooperation agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the cooperation agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the cooperation agreement plus accrued interest should be refunded to PICC. The court proceedings in Beijing and Guangzhou were later consolidated. Currently, the consolidated court proceeding has concluded with the ruling pending. If we do not prevail in these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

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

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020), or the State Court Action, and Holland v. 9F Inc. et al. No, 2:21-cv-00948 (United States District Court for the District of New Jersey, Amended Complaint filed on Jan. 3, 2022), or the Federal Court Action, Both actions allege that defendants made misstatements and omissions in connection with our public offering and disclosures in violation of the federal securities laws, On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. Briefing on the motion to dismiss the second amended complaint was completed on July 28, 2023. On March 13, 2024, the Court dismissed the State Court Action with prejudice: Plaintiffs filed a notice of appeal on April 11, 2024. On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead. Briefing on the motion to dismiss the second amended complaint was completed in May 2023. On February 22, 2024, the Court granted Plaintiffs’ request to further amend the complaint, and a revised second amended complaint was filed on the same day. Briefing on the motion to dismiss the revised second amended complaint was completed on March 25, 2024, and a decision is currently pending.

20. SUBSEQUENT EVENTS

In April 2024, the Company will dispose of its entire 100% ownership in Lion Global and transferring its ownership to a third party for consideration of approximately RMB 16 million. In May 2024, the Company will dispose of its entire 40% ownership in PT Sembrani Finance Indonesia and transferred its ownership to a third party for consideration of approximately RMB 16.75 million.

9F INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Cash and cash equivalents	411,047	379,960	53,516
Amounts due from subsidiaries and VIEs	1,444,870	1,493,650	210,376
Other receivables	—	8,586	1,209
Investments in subsidiaries and VIEs	1,912,666	1,793,397	252,595
Total assets	3,768,583	3,675,593	517,696
Liabilities:
Accrued expenses and other liabilities	112,384	157,695	22,211
Amounts due to subsidiaries and VIEs	—	—	—
Total liabilities	112,384	157,695	22,211
Shareholders’ Equity:
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized; 170,161,275 and 174,304,260 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized; 61,162,400 and 61,162,400 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	1	1	—
Additional paid-in capital	5,786,068	5,713,935	804,791
Retained earnings (deficit)	(2,220,859)	(2,361,048)	(332,547)
Accumulated other comprehensive income	90,988	165,009	23,241
Total shareholders’ equity	3,656,199	3,517,898	495,485
Total liabilities and shareholders’ equity	3,768,583	3,675,593	517,696

9F INC.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Equity in loss of subsidiaries and VIEs	(150,814)	(540,947)	(184,091)	(25,930)
Operating costs and expenses	(89,245)	(54,329)	25,212	3,551
Provision for contract assets and receivables	—	—	—	—
Interest income	5,151	535	18,689	2,632
Net (loss)	(234,908)	(594,741)	(140,190)	(19,747)
Net loss per ordinary share
Basic and diluted	(1.10)	(2.55)	(0.60)	(0.08)
Weighted average number of ordinary shares
Basic and diluted	213,635,470	233,216,045	235,466,660	235,466,660

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net income (loss)	(234,908)	(594,741)	(140,190)	(19,747)
Other comprehensive income
Foreign currency translation adjustments	(48,154)	146,098	74,021	10,426
Unrealized gains (losses) on available-for-sale investments	—	—
Comprehensive Income (Loss)	(283,062)	(448,643)	(66,169)	(9,321)

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS of CASH FLOW

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income (loss)	(234,908)	(594,741)	(140,190)	(19,747)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings (loss) of subsidiaries and VIEs	150,814	528,114	184,091	25,929
Share-based compensation expense	52,338	5,459	(72,133)	(10,160)
Changes in operating assets and liabilities:
Other receivables	(1,259)	1,912	(8,586)	(1209)
Prepaid expenses and other assets	87	1,993	—	—
Accrued expense and other liabilities	282,124	(178,424)	45,311	6,382
Amounts due to subsidiaries and VIEs	(1)	(38)	—	—
Amounts due from subsidiaries and VIEs	(476,054)	(76,344)	(48,780)	(6,871)
Net cash provided by (used in) operating activities	(226,859)	(312,069)	(40,287)	(5,676)
Cash Flows from Investing Activities:
Disposal of long-term investments	33,130	99,465	(2,765)	(389)
Net cash provided by (used in) investing activities	33,130	99,465	(2,765)	(389)
Cash Flows from Financing Activities:
Proceeds from exercise of share options	433	—	—	—
Net cash provided by financing activities	433	—	—	—
Effect of exchange rate changes	(15,828)	41,845	24,798	3,494
Net increase (decrease) in cash and cash equivalents	(209,124)	(170,759)	(18,254)	(2,571)
Cash and cash equivalents at beginning of year	778,097	568,973	398,214	56,087
Cash and cash equivalents at end of year	568,973	398,214	379,960	53,516

9F INC.

SCHEDULE 1— NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(PARENT COMPANY ONLY)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIE and the VIEs subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividends were paid by the Group’s subsidiaries and VIEs to the parent company in 2021, 2022 and 2023

4.	As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.