Form 20-F
period 2024-12-31
9F Inc.
filed 2025-08-08
CIK 1619544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

As of December 31, 2024, there were 235,466,660 ordinary shares outstanding, par value $0.00001 per share, being the sum of 174,304,260 Class A ordinary shares and 61,162,400 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00 as of December 31, 2024. The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than Renminbi or U.S. dollars. In preparing our financial results contained in this annual report, we have used foreign exchange rates as set out in our financial statements included elsewhere in this annual report.

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

The following table describes transfers among us, our subsidiaries and the VIEs made during the periods presented:

Year Ended December 31, 2024
(RMB in millions)
Capital contributions from us to our offshore subsidiaries(1)	nil
Loans from us to our offshore subsidiaries	nil
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	nil
Loans from us or our offshore subsidiaries to PRC subsidiaries	nil
Loans from our subsidiaries to the VIEs, net	nil
Other amounts paid by our subsidiaries to the VIEs	6.0
Other amounts paid by the VIEs and their subsidiaries to our subsidiaries	6.0

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.

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

Permission Required from the PRC Authorities with respect to the Operations of our VIEs and PRC Subsidiaries

We conduct our business in China through our PRC subsidiaries, our VIEs and subsidiaries of our VIEs. Each of our PRC subsidiaries, our VIEs and subsidiaries of our VIEs is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. Some of our VIEs and their subsidiaries are additionally required to obtain, and have obtained, an array of operating licenses and permits in connection with their operations, including but not limited to (i) value-added telecommunication business operation licenses for the provision of “internet information services” held by Jiufu Shuke, Beijing Jiufu Puhui Information Technology Co., Ltd., or Jiufu Puhui, Shenzhen Best Quality Mall Science and Trading Co., Ltd., or Best Quality Mall, Beijing Muyu Technology Development Co., Ltd., Xiamen Fucheng Financing Guarantee Co., Ltd., and Beijing Juhuixuan Technology Co., Ltd., or Beijing Juhuixuan, (ii) value-added telecommunication business operation licenses for the provision of “online data processing and transaction processing services” held by Best Quality Mall and Beijing Juhuixuan, (iii) food operation licenses held by Yi Qi Mai, Beijing Lirongxing Trading Co., Ltd., or Beijing Lirongxing, Best Quality Mall, Beijing Juhuixuan, and Guizhou Diaogong Liquor Co., Ltd., (iv) permit of professional insurance intermediaries held by Jiuhang Insurance Brokers Co., Ltd., (v) financing guarantee organization business permit held by Xiamen Fucheng Financing Guarantee Co., Ltd., (vi) permit for the production and operation of radio and TV programs held by Beijing Juhuixuan, (vii) qualification certificate for Internet drug information service held by Beijing Juhuixuan, and (viii) publication business operating license held by Beijing Juhuixuan.

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

However, there remain uncertainties as to the implementation and interpretation of existing laws and regulations by PRC authorities as well as future legislative initiatives in China. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law. The Opinions stresses the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies, and provides that effective measures, such as promoting the construction of relevant regulatory systems, would be taken to address risks and incidents of China-based companies that are listed overseas, cybersecurity issues, data privacy protection requirements and other similar matters. On December 28, 2021, the Cyberspace Administration of China, or the CAC, the National Development and Reform Commission, or the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, if a “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and several supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures and supporting guidelines, in connection with any offering or listing of shares, depository receipts, convertible corporate bonds, or other equity-like securities by a PRC company in an overseas stock market, whether directly or indirectly through an offshore holding company, a filing should be made with the CSRC. The issuer (if the issuer is a PRC company), or its affiliated PRC company (if the issuer is an offshore holding company), must make a filing to the CSRC in respect of any initial public offerings, follow-on offerings and other offering activities conducted by the issuer. Specifically, the filing for initial public offering and listing, or for secondary or dual primary listing, of an issuer conducted overseas should be submitted to the CSRC within three business days after the initial filing of such issuer’s listing application overseas. The Trial Measures further provides that companies that have been listed overseas prior to March 31, 2023 constitute “Existing Issuers” and are not required to conduct the overseas listing filing procedure immediately, but shall carry out filing procedures as required if they conduct secondary or dual primary listing, follow-on offerings, bond offerings or are involved in other circumstances that require filings with the CSRC. Specifically, the filing for a follow-on offering by an issuer conducted in the same overseas market where it has previously offered or listed securities should be submitted to the CSRC within three business days after the completion of such follow-on offering. The filing for subsequent securities offerings and listings of an issuer in overseas markets other than where it has previously offered and listed securities should be submitted to the CSRC within three business days after the filing of such issuer’s listing application overseas. Once listed overseas, an issuer is further required to report to the CSRC within three business days after the occurrence of any of the following major events: (i) a change of control of the issuer; (ii) the investigation, sanction or other measures undertaken by foreign securities regulatory agencies or competent authorities with respect to the issuer; (iii) any change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the issuer. If a PRC company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly responsible persons may also be subject to administrative penalties, such as warnings and fines. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations Related to Our Business Operation in China—Regulations Related to M&A Rules and Overseas Listings.” If the filing procedure with the CSRC under the Trial Measures is required for any of our future offerings, listing or any other capital raising activities, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

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

More generally, as a major part of our operations in China is conducted by our PRC subsidiaries, our VIEs and subsidiaries of our VIEs, the PRC government has significant authority to regulate our PRC operations at any time. We are also subject to risks associated with the rapidly evolving PRC legal system and possible changes in PRC laws, regulations, and rules which may occur quickly with little or no advance notice in certain circumstances. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance efforts. The Cybersecurity Review Measures and the Regulations on the Network Data Security promulgated by the State Council on September 14, 2024, could potentially expose us to additional restrictions and requirements, including requirements for the clearance of cybersecurity review. Given the novelty of some of the applicable PRC rules and regulations, there are and will continue to be substantial uncertainties with respect to their interpretation and implementation. If the clearance of cybersecurity review or the completion of any other procedures or actions is required of us, we cannot assure you that we can comply with such requirements timely or at all. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless.

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

During the extended transition period to realign into a digital technology and wealth management services provider, our transition efforts may consume a large proportion of our resources. The execution of our strategy for such transition may not be as smooth as we expect, any new business areas we attempted to explore may not be as profitable as we expect, and we may incur additional costs to overcome hurdles that may arise. We will continue to seek new opportunities for transition and strive to improve our new business to achieve profitability as soon as possible. There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies, may result in additional barriers to trade. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets.

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

We ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on Jiufu Puhui’s online lending information intermediary platform. We have entered into collaboration arrangements with certain licensed asset management companies, pursuant to which the investors’ rights to existing loans have been transferred to those companies, with relevant repayment of the principal and investment income, as applicable, in relation to the legacy products expected to be made by such asset management companies to the investors within 36 months in ways chosen by investors subject to terms and on the conditions set forth in the platform notice to the investors. As of December 31, 2022, settlement with a vast majority of the investors had been reached. After the change of business operations, Jiufu Puhui no longer provides loan facilitation services, and licensed asset management companies and other third-party service providers will continue to provide existing loan investors with services in relation to the return of their remaining investment in the loans. As of the date of report, we were still in the process of handling certain legacy business related issues, including litigations arising thereof. See relevant disclosures elsewhere in this annual report for details.

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

We have previously incurred net losses and negative cash flows from operating activities and may incur net losses and experience negative cash flows from operating activities in the future.

We incurred net losses of RMB594.9 million and RMB140.3 million in 2022 and 2023, and net income of RMB50.2million (US$6.9 million) in 2024, respectively. Our net cash provided by operating activities was RMB80.9 million, RMB46.5 million and RMB46.5 million (US$6.4 million) in 2022, 2023 and 2024, respectively, we may still have a cash outflow for our operating activities for the upcoming years, as we expect to incur net loss for our business operations in the future.

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

In addition, from time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In relation to such legal proceedings, certain assets of the Company, in an aggregate amount of approximately RMB326 million, were subject to judicial freezing orders as of May 20, 2025.

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

At the same time, our business also includes financing guarantee services. During the course of our operations, we may incur corresponding operational losses due to significant losses in our clients’ investments. Due to the nature of this related business, the risk of such operational losses is inherent and cannot be effectively mitigated through the standardized business processes we have established. Therefore, market fluctuations may have adverse impacts on our business in multiple dimensions.

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

Our e-commerce business is currently offered through third-party e-commerce platforms and covers seven major categories of merchandise. We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumers’ Rights Protection Law. If these regulations were to change or if we or our suppliers or third party e-commerce platforms we cooperated were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended PRC Consumers’ rights Protection Law, which became effective in March 2014, strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the internet. Pursuant to the PRC Consumers’ Rights Protection Law, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from merchants or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our e-commerce business. Furthermore, on March 15, 2024, the Implementing Rules of the Consumers’ Rights Protection Law of the People’s Republic of China was released and came into effect on July 1, 2024. These rules further specify the obligations stipulated in the Consumers’ Rights Protection Law, such as protecting consumers personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers’ personal information.

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

We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new users and partners. The successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the popularity of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. In 2022, 2023 and 2024, our sales and marketing expenses were RMB62.2 million, RMB27.8 million and RMB14.1 million (US$1.9 million), respectively. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

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

As of the date of this annual report, we have registered a series of intellectual property rights for our business under our name in the PRC and Hong Kong. We cannot guarantee that any of our present or future intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Current or potential competitors may use our intellectual property without our authorization in the development and marketing of services that are substantially equivalent or superior to ours, which could reduce demand for our services, adversely affect our revenues and harm our competitive position.

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

The PRC government has adopted regulations governing the distribution of content over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In addition to our website, we also offer our products and services through our mobile apps, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was amended on June 14, 2022 and became effective on August 1, 2022. According to the APP Provisions, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Our Business Operation in China—Regulations Related to Value-added Telecommunication Services—Regulations related to mobile internet applications information services.” At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. See “Item 4. Information on the Company—B. Business Overview—Regulation —Regulations Related to Our Business Operation in China—Regulations Related to Cybersecurity, Data Security and Privacy Protection.” We have implemented internal control procedures to screen the information and content on our websites and mobile apps to ensure their compliance with the APP Provisions, CAC Order No. 5 and other applicable PRC laws and regulations. However, we cannot assure you that all information or content displayed on, retrieved from or linked to our websites and mobile apps complies with the requirements of PRC laws and regulations at all times. If our websites or mobile apps were found to be violating PRC laws and regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and operating results.

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

We have granted share options and may continue to grant share options and other types of awards under our equity incentive plans, which may result in increased share-based compensation expenses and a corresponding reduction in our earnings per share.

As of June 30, 2025, options to purchase a total of 8,208,219 Class A ordinary shares of our company were granted to our management and employees and are outstanding. We recorded RMB5.5 million, RMB(72.1) million and RMB(1.0) million (US$(0.1) million) in 2022, 2023 and 2024, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Furthermore, we offer international stock investments and insurance brokerage services in Hong Kong. Under the licensing requirements of the SFO, our licensed corporations, Metaverse Securities Limited and Meta Futures Limited, are required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As of March 31, 2025, we have five responsible officers to supervise Type 1 (dealing in securities) activities, two responsible officers to supervise Type 2 (dealing in future contracts) activities, five responsible officers for Type 4 (advising on securities), four responsible officers to supervise Type 5 (advising on futures contracts) activities, and four responsible officers for Type 9 (asset management) activities under the SFO, and are in compliance with the laws and regulations in Hong Kong. The foregoing responsible officers do not include those responsible officers of Lion Global Financial Limited, as we expect to dispose of our equity interest in it after the date of this annual report. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their roles as responsible officers, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the licensing requirements which could adversely affect our licensed corporations’ status, and our business and financial performance will be negatively impacted.

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

We do not have business insurance coverage.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified related to (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of our investment values, credit losses and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments. Any of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

Foreign ownership in entities that provide internet and other related businesses, including value-added telecommunication services, is subject to restrictions under prevailing PRC laws, regulations, and rules, unless certain exceptions are available. On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version), or the Negative List, which became effective and replaced the previous version on November 1, 2024. Pursuant to the Negative List, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider except for those engaged in e-commerce businesses, domestic multi-party communications services businesses, store-and-forward businesses and call center businesses, which may be 100% owned by foreign investors in accordance with the Negative List and other applicable laws and regulations. In addition, on April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which provides, among others, the removal of foreign ownership ratio restrictions for specific value-added telecommunications services, including (i) the Internet data centers (IDC), (ii) the content delivery networks (CDN), (iii) the Internet access services (ISP), (iv) the online data processing and transaction processing services, (v) the information release platform and transmission services (excluding internet news information, online publishing, online audio-visual, and internet cultural operation services), and (vi) information protection and processing services, in the pilot areas of Beijing, Shanghai, Hainan, and Shenzhen. Foreign-invested companies that plan to carry out the aforementioned value-added telecommunications services in such pilot areas and meet specific business operation requirements should apply to the MIIT for a pilot approval of value-added telecommunications business operations. The MIIT will have discretion as to whether to grant the license. However, there remains substantial uncertainties as to whether and what qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China, as well as with the interpretation and implementation of existing and future regulations in this regard.

We are a Cayman Islands exempted company and our WFOEs are considered foreign invested enterprises. Our WFOEs (being our wholly foreign-owned PRC subsidiaries) are currently not eligible to apply for the required licenses for providing value-added telecommunication services that foreign ownership and investment is restricted under the Negative List. The online services offered by our VIEs in China would constitute a type of value-added telecommunication service that foreign ownership and investment is restricted and therefore these services are provided through our VIEs and their subsidiaries to ensure compliance with the PRC laws and regulations. We entered into a series of contractual arrangements with certain of our WFOEs, each of Jiufu Shuke, Beijing Puhui, Zhuhai Lianyin, Yi Qi Mai and Shenzhen Fuyuan, and the shareholders of each of such VIEs to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—A. History and Development of the Company.” As a result of these contractual arrangements, we exert control over our VIEs and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Although the structure that we have adopted is consistent with longstanding industry practices and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. Our VIEs and their subsidiaries hold licenses, approvals, and key assets that are essential for the operations of certain of our businesses. 9F Inc. does not have any equity interest in our VIEs. Therefore, investors in our ADSs are not acquiring any equity interest in our VIEs and their subsidiaries in China but instead are acquiring interest in our Cayman Islands holding company.

In the opinion of our PRC legal counsel, Han Kun Law Offices, subject to the risks disclosed in “—Risks Related to Our Corporate Structure,” our current ownership structure, the ownership structure of our VIEs and their subsidiaries, and the contractual arrangements among certain of our PRC subsidiaries, our VIEs and the shareholders of our VIEs are not in violation of any expressed and mandatory provisions of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel. It is also uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted and if adopted, what they would require.

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

Risks Related to Doing Business in China and Hong Kong

The current tensions in international trade and rising political tensions, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures. Although certain understanding has been entered into, there is still uncertainty with respect to such tariff-related measures and impacts thereof. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

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

In addition, the PRC government may regulate our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, on February 17, 2023, the CSRC issued the Trial Measures and several supporting guidelines, under which a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. On February 24, 2023, the CSRC issued the Confidentiality and Archives Rules, under which the PRC domestic company as well as sponsors, underwriters and securities service institutions providing relevant securities services for the overseas securities offering and listing by such PRC domestic company shall strictly comply with the requirements on confidentiality and archives management. On December 29, 2023, the Standing Committee of the National People’s Congress, or the SCNPC, issued the amended PRC Company Law, which came into effect on July 1, 2024. The amended PRC Company Law provides more stringent requirements on capital contribution of a company established in the PRC. According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our PRC subsidiaries or to provide financial support to the nominee shareholders of our VIEs within a much shorter period than the currently effective period. These new laws and regulations and any future related implementation rules may subject us to additional compliance requirements in the future.

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

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the PRC authorities issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law. On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Negative List, which became effective on November 1, 2024.

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

In addition, on December 28, 2021, the CAC and several other governmental agencies jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. According to the Cybersecurity Review Measures, if a “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the applicant will be prohibited. Moreover, the State Council issued the Regulations on the Network Data Security on September 14, 2024, which became effective since January 1, 2025. According to the Regulations on the Network Data Security, where network data processors carry out network data processing activities that have affected or may affect national security, they shall undergo a national security review in accordance with the relevant laws and regulations. Pending the finalization, adoption, enforcement and interpretation of these new measures and regulations, we cannot rule out the possibility that the measures and regulations may be enacted, interpreted or implemented in ways that will negatively affect us.

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

A severe or prolonged downturn in jurisdictions in which we conduct our business or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment faces significant challenges in the near-term future. For example, the Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition.

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

In addition, we offer a suite of wealth management products to investors. In 2017, we expanded our product suite to international investment options including stock, insurance and mutual funds. According to the Securities Investment Funds Law, any entity that engages in fund services, including but not limited to sales, investment consulting, information technology system services, shall register or file with the securities regulatory authority of the State Council. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Our Business Operation in China—Regulations Related to Online Sales of Securities Investment Funds.” We do not hold any licenses or permits for the promotion of, sales of, purchase of or redemption of funds in China. We do not believe the wealth management business we are conducting now in China should be deemed as fund services in China. However, we cannot assure you that the regulatory authorities will take the same view as ours. If certain of our activities in China were deemed by the regulators as provision of fund services in China, we may be subject to penalties including imposition of fines and suspension of such fund sales business.

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

In recent years, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process were put in place by the SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

In addition, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC government authorities, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

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

If our entities outside of China are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement Between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the PRC tax authority to have satisfied other conditions and requirements under the foregoing arrangement and other applicable PRC laws. However, based on SAT Circular 81, if the PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, in October 2019, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or SAT Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or SAT Circular 9, issued on February 3, 2018 by the State Administration of Taxation, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and the finding will be made based on the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the PRC tax authority or we will be able to complete the necessary filings with the PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct an investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to the securities business overseas. On February 17, 2023, the CSRC published the Trial Measures, which came into effect on March 31, 2023. According to Article 26 of the Trial Measures, where an overseas securities regulatory agency intends to carry out investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with applicable PRC laws. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes, shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. On February 24, 2023, the CSRC further published the Confidentiality and Archives Rules, pursuant to which, the working papers and other files produced in the PRC by sponsors, underwriters and securities service institutions that provide PRC domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in PRC. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on PRC domestic companies, or relevant sponsors, underwriters or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The PRC domestic companies, sponsors, underwriters and securities service institutions shall obtain approvals from the CSRC or other PRC authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the territory of the PRC shall provide any foreign judicial authority and law enforcement authority with any data or any personal information stored within the territory of the PRC without the approval of the competent governmental authority of the PRC. In the event that the U.S. regulators carry out any investigation on us and there arises a need to conduct an investigation or collect evidence within the territory of China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in China under PRC laws. In addition, we and certain other entities and individuals, including our legal advisors, auditors and other agents, may be restricted from providing documents, materials, data and/or personal information to U.S. regulators before obtaining appropriate approvals from the PRC authorities. We may be subject to penalties if we or such other entities or individuals are found to have violated the foregoing restrictions. The U.S. regulators may resort to cross-border cooperation with the securities regulatory authority of China through judicial assistance, diplomatic channels or regulatory cooperation mechanisms in place involving the securities regulatory authority of China. While detailed interpretation of or implementation rules under these laws have yet to be issued, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China, and restrictions on the provision of documents, materials, data and/or personal information by entities and individuals to an overseas securities regulator, foreign judicial authority or foreign law enforcement authority may further increase difficulties faced by you in protecting your interests. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain register of members or corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors will have discretion under the memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5250(d), Section 5635(c), Section 5605(b)(1), Section 5605(c)(2) and Section 5620 of the Nasdaq Listing Rules require listed companies to distribute their annual reports, obtain shareholders’ approval on adoption of equity incentive awards plans, have a majority of their board members be independent and an audit committee of at least three members, and hold an annual meeting of shareholders no later than one year after the end of their fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We followed home country practice with respect to the foregoing requirements.

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

We believe that we are likely a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2024, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. Accordingly, a U.S. Holder of our ADSs or ordinary shares should consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

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

We currently conduct substantially all of our operations through our subsidiaries in China, Hong Kong and elsewhere in Asia, and our VIEs and their subsidiaries. The online lending platform business, which was a major part of our business, was mainly conducted by Jiufu Puhui, a wholly-owned subsidiary of Jiufu Shuke. The loan products related business was mainly conducted by Xinjiang Teyi Shuke Information Technology Co., Ltd. (formerly known as Xinjiang Jiufu Onecard Information Technology Co., Ltd.), a wholly-owned subsidiary of Yi Qi Mai through Beijing Lirongxing, and Guangxi Onecard AI Technology Co., Ltd. (formerly known as Zhuhai Onecard Xiaojin Technology Co., Ltd. and Zhuhai Jiufu Xiaojin Technology Co., Ltd.), a wholly-owned subsidiary of Zhuhai Lianyin. Shuzhi Lianyin provides technical support to our operations.

We started to offer offshore stock investment products to provide investors with access to stock trading opportunities in Hong Kong and the U.S. through Metaverse Securities Limited, after we acquired the majority of its equity interest in August 2016. In 2018, we started to engage in the stock distribution business and provide investors with access to stock subscription opportunities in Hong Kong through Metaverse Securities Limited. We conduct insurance brokerage business in Hong Kong through Ether Wealth Management Limited (formerly known as Fuyuan Wealth Management Limited and 9F Wealth Management Limited, successively), a company we acquired in July 2017. In 2022, we established Meta Futures Limited in Hong Kong via our wholly owned subsidiary, through which we plan to provide futures contracts trading services. In February 2024, we entered into transaction agreements to dispose of our equity interest in Lion Global Financial Limited previously acquired in March 2022, the transaction under which has been closed.

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

We are a digital technology and wealth management service provider aiming to empower institutional partners with advanced financial technologies as well as attract investors with investment opportunities that come with the vast potential of China’s new consumer economy and the appreciation of global assets and access to quality products at competitive price.

Pursuant to industry-wide policy requirements, Jiufu Puhui ceased its online lending information intermediary services in China in 2020. Outstanding loans under the relevant online lending activities have been transferred to certain third parties and Jiufu Puhui continues to provide technical support for debt collection and post-origination customer services to such independent third parties to facilitate the phasing out of the online lending intermediary business and the settlement of outstanding loans under the supervision of competent government authorities.

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

E-commerce Business

We rolled out online retailing services and offline B2B merchandise services in 2020. Our e-commerce business is currently offered through third-party e-commerce platforms and covers seven major categories of merchandise, including 3C products, beauty and skin care products, food, household appliances, and liquor and beverages. We collaborate with over 50 suppliers in China and have cumulatively offered over 10,000 products. We also provide 24x7 customer service to assist our customers.

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

While we believe we have acquired licenses that sufficiently cover the business we plan to conduct, in the future we may take further steps to acquire licenses so as to expand our services and products offerings in relevant regions.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2024, we have registered 982 trademarks with the Trademark Office of the PRC National Intellectual Property Administration, or the Trademark Office, seven trademarks with overseas authorities, 411 software copyrights and 31 work copyrights with the PRC National Copyright Administration, 59 domain names in the PRC and 17 overseas domain names. Furthermore, we are in the process of applying for trademark registrations in other regions we operate in.

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

According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the PRC Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or restated upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The most recent version of the negative list was issued in September 2024.

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

Regulations Related to Online Sales of Securities Investment Funds

The Securities Investment Fund Law of the PRC, which was promulgated by the SCNPC on December 28, 2012 and amended with immediate effect on April 24, 2015, provides the legal framework for regulating securities investment funds. This law sets out the eligibility requirements and responsibilities of publicly-offered funds’ managers and of their directors, supervisors and senior management. It also regulates various aspects of publicly-offered funds’ operations and organization, including offering process, trading of fund units, subscription and redemption. For example, this law requires that any agencies that engages in the fund services, including but not limited to sales, investment consulting, information technology system services, shall be registered or filed with the provisions of the securities regulatory authority of the State Council.

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

Regulations Related to the Engagement of Securities Business within the Territory of the PRC by Foreign-Invested Securities Companies

On December 29, 1998, the SCNPC issued the PRC Securities Law, which was most recently amended on December 28, 2019 and became effective on March 1, 2020. The PRC Securities Law governs all the issuance or trading of shares, corporate bonds or any other securities approved by the State Council within China. No entities or individuals shall engage in securities business as a securities company without the approval by the securities regulatory authority of the State Council. Offering and trading of securities outside China which disrupt the domestic market order of China and harm the legitimate rights and interests of domestic investors shall be regulated pursuant to the provisions of the PRC Securities Law.

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

Regulations Related to Anti-money Laundering

The PRC Anti-money Laundering Law, promulgated by the SCNPC on October 31, 2006 and last amended on November 8, 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Pursuant to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include (i) financial institutions in banking, securities, fund, futures, insurance and trust industry, (ii) non-banking payment institutions, and (iii) other institutions engaging in financial business specified by the State Council, while the list of such other institutions with anti-money laundering obligations shall be separately published by the State Council. However, the State Council has not promulgated a list of such other institutions subject to anti-money laundering obligations. In addition, the People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as insurance brokerage companies, insurance agencies and payment institutions.

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

On July 3, 2017, the Ministry of Industry and Information Technology, or the MIIT, issued the Administration Measures for the Licensing of Telecommunication Business, which became effective on September 1, 2017. Pursuant to the Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication businesses, or the VATS License. The Measures also provides that an operator providing value-added services in multiple provinces is required to obtain an inter-regional VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. The Measures further sets forth the qualifications and procedures for obtaining VATS License. Pursuant to the Measures, any telecommunication services operator must conduct the telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

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

The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. By technical service methods of information organization and transmission, among others, the “information services” are classified into information release platforms and transmission services, information retrieval and inquiry services, information community platform services, instant information interaction services as well as information protection and processing services. The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000 and last amended on January 20, 2025, sets out guidelines on the provision of internet information services. Such Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Measures, commercial internet information services refers to the service activities of compensated provision to online subscribers through the internet of information or website production; non-commercial internet information services refers to the service activities of non-compensated provision to online subscribers through the internet of information that is in the public domain and openly accessible. The Measures requires that a provider of commercial internet information services shall obtain a VATS License for internet information services, or the ICP License. It further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT. Moreover, pursuant to the Measures, internet information service providers shall post their ICP License numbers or record-filing numbers in a prominent place on the homepage of their websites. In addition, the Measures specifies a list of prohibited content. Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information service providers must also monitor and control the information posted on their websites. If any prohibited content is found by an internet information service provider, it must immediately stop the transmission thereof, save the relevant records and make a report thereon to the regulatory authorities. Pursuant to the Measures, internet information service providers that violate such prohibition may face criminal charges or administrative sanctions.

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

On February 28, 2025, the State Administration for Market Regulation promulgated the Guiding Opinions on Promoting the Implementation of Compliance Management Responsibilities by Online Trading Platform Enterprises, or the Guiding Opinions, with the objective of enhancing compliance management frameworks for internet trading platform operators. The Guiding Opinions emphasize the imperative for enterprises to fully assume their primary compliance obligations, while explicitly reinforcing the accountability of corporate executives in overseeing compliance management systems.

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

In addition, in December 2016, the MIIT issued the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which came into effect on July 1, 2017. The Measures aims to enhance the administration of mobile apps, and requires, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device.

Since 2021, the PRC government has taken steps to strengthen the supervision on the use of algorithm in the field of internet information service. On September 17, 2021, the CAC and eight other authorities jointly issued the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. The Provisions stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities with respect to algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, technology ethics review, user registration, information release examination, data security and personal information protection, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, among others, and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security or social or public interest, disturb economic order or social order, or infringe on third parties’ legal interest, or (ii) disseminate any information prohibited by laws or regulations. Besides, it shall not take advantage of its algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their lawful services. The providers of algorithmic recommendation services involving public opinion or having the capacity to effect social mobilization shall complete a filing with the CAC’s filing system within ten business days after the launch of such services.

On July 21, 2023, the MIIT issued the Notice of the Record-filing of Mobile Internet Apps. Pursuant to this notice, operators of mobile internet apps which engage in internet information services within China shall complete a record-filing procedure prior to their provision of internet information services via mobile internet apps. The operators of mobile internet apps shall mark their respective record-filing number in a prominent place of the mobile internet apps, and incorporate a hyperlink of the record system below the record-filing number to facilitate the checking by the public. In case of any change to or deregistration of any filed information of such apps, the operators shall make revision record-filings with respect to such change or deregistration with the regulatory authority.

On September 12, 2024, the National Financial Regulatory Administration issued the Notice on Strengthening the Management of Mobile Internet Applications in Banking and Insurance Sectors, to guide banking financial institutions, insurance financial institutions and financial holding companies to further improve service quality and regulate the management of mobile internet applications.

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

A Notice on Intensifying the Administration of Foreign Investment in Value-Added Telecommunications Services, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunication businesses in China. Pursuant to this notice, either the holder of a VATS License or its shareholders must directly own the domain names and trademarks used by such license holder in its provision of value-added telecommunications services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain the facilities in the regions covered by its license. If a license holder fails to comply with the requirements in the notice or cure any non-compliance, the MIIT or its local counterparts have the discretion to take measures against the license holder, including revoking its VATS License.

On April 8, 2024, the MIIT issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-Added Telecommunications Services, which provides, among others, the removal of foreign ownership ratio restrictions for specific value-added telecommunications services, including (i) the Internet data centers (IDC), (ii) the content delivery networks (CDN), (iii) the Internet access services (ISP), (iv) the online data processing and transaction processing services, (v) the information release platform and transmission services (excluding internet news information, online publishing, online audio-visual, and internet cultural operation services), and (vi) information protection and processing services, in the pilot areas of Beijing, Shanghai, Hainan, and Shenzhen. Foreign-invested companies that plan to carry out the aforementioned value-added telecommunications services in such pilot areas and meet specific business operation requirements should apply to the MIIT for a pilot approval of value-added telecommunications business operations. The MIIT will have discretion as to whether to grant the license. However, there remains substantial uncertainties as to whether and what qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China.

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

Regulations Related to Food Operation

The PRC Food Safety Law, which became effective in June 2009 and was most recently amended by the SCNPC in April 2021, has adopted a licensing system for food sales or catering services. According to the Administrative Measures for Food Operation Licensing and Record-filing, promulgated by the State Administration for Market Regulation on June 15, 2023, food operators shall obtain the food operation license for food selling and catering services. The food operation license is valid for five years. Where a food operator engages in online operation, it shall report to the local branch of the State Administration for Market Regulation within ten working days from the date of commencing such online business activities. We sell seven major categories of merchandise, including food, liquor and beverages, through third-party e-commerce platforms. Certain subsidiaries of our VIEs engaging in food operation business have obtained food operation licenses.

Regulations Related to Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, which was promulgated by China Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. In addition, the SCNPC further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019, and the Implementation Rules of the Drug Administration Law on December 6, 2024, which became effective on January 20, 2025. Pursuant to these regulations, an internet information service operator that provides information regarding drugs or medical devices must obtain a qualification certificate for internet drug information service from the applicable provincial level administrative authority.

Regulations Related to Publication

Under the latest Administrative Provisions for the Publication Market, which were jointly promulgated by the National Radio and Television Administration and the Ministry of Commerce on May 31, 2016 and amended on December 6, 2024, and the Administrative Regulations on Publication, which were promulgated by the State Council on November 29, 2020, an online trading platform that provides services for the distribution and retail of publications shall be approved by the competent publication administrative authority and obtain a publication business operating license.

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

The Consumers’ Rights Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumers’ Rights Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe.

The Consumers’ Rights Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumers’ Rights Protection Law further strengthen the protection of consumers and impose more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g., audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods,) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Furthermore, on March 15, 2024, the Implementing Rules of the Consumers’ Rights Protection Law of the People’s Republic of China was released and came into effect on July 1, 2024. These rules further specify the obligations stipulated in the Consumers’ Rights Protection Law, such as protecting consumers personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers’ personal information. Furthermore, these rules provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers’ personal information.

We are subject to the laws and regulations related to product quality and consumer protection as an online supplier of commodities and believe that we are currently in compliance with these regulations in all material aspects.

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

Regulations related to cybersecurity and data security

The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended such Decisions on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

The Cyber Security Law of the PRC, promulgated on November 7, 2016 by the SCNPC and effective on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the regulatory authorities. In addition, the Cyber Security Law requires that critical information infrastructures operators, including those in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

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

Furthermore, on July 30, 2021, the State Council issued the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures” refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to the Provisions, the governmental authorities are responsible for formulating the rules on identifying the critical information infrastructures and organizing to identify such critical information infrastructures in the related industries and fields, taking into account the factors set forth in the Provisions and shall notify the operators identified as critical information infrastructures operators. However, as the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such Provisions, including the rules on identifying the critical information infrastructures in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as critical information infrastructures operators. If we provide or are deemed to provide network products and services to critical information infrastructures operators, or if we are deemed to be a critical information infrastructures operator, we would be required to follow the cybersecurity review procedures and be subject to cybersecurity review by the CAC and other PRC regulatory authorities. During such review, we may be required to suspend new user registration in China and/or experience other disruptions to our operations. Such review, if undertaken, could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if we are identified as a critical information infrastructures operator, additional obligations will be imposed on us with respect to the protection of critical information infrastructures, including the obligation to set up a special security administration department and to conduct security background reviews on persons in charge of such department or holding other key positions in such department.

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

On June 10, 2021, the SCNPC issued the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate protection measures are required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which took effect on the same date. In accordance with such regulations to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace authority for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor, (ii) outbound transfer of personal information by a critical information infrastructure operator; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information (excluding sensitive personal information) of 1,000,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the current year, and (iv) other circumstances where an application for the security assessment for an outbound data transfer is required as prescribed by the national cyberspace administration authority. In addition, the Provisions on Promoting and Regulating Cross-border Data Flow provides certain exemptions for obligations in connection with cross-border data transfer, including the obligations for declaring data security assessment, executing a standard contract for provisions of personal information abroad or being certified for personal information protection. . Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their application for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer; and (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. On December 16, 2022, the National Information Security Standardization Technical Committee issued the Practical Guidance on Cybersecurity Standard—the Regulations on Safety Verification in Cross-border Personal Information Processing, which stipulates personal information protection obligations of personal information processor and foreign recipient.

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

On May 24, 2024, the MIIT issued the Implementing Rules for Data Security Risk Assessments in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security, which came into effect on January 1, 2025. Pursuant to these regulations, a network data processer processing the personal information of more than 10 million individuals shall comply with the provisions governing the important data processers. An important data processor shall carry out the risk assessment before any network data is provided by such important data processor, or such important data processor is entrusted to process or jointly process the network data. In addition, the important data processor shall also carry out risk assessments of their network data processing activities every year and submit risk assessment reports to relevant authorities at or above the provincial level. These regulations also stipulate the obligations of the network platform service providers. network platform service providers shall specify the network data security protection obligations of third-party product and service providers who access their platforms, through platform rules, contracts or otherwise, and urge third-party product and service providers to strengthen network data security management. Network platform service providers recommending information to individuals in an automatic decision-making manner shall set up a personalized recommendation closing option that is easy to understand, access and operate, and provide users with such functions as refusing to receive recommended information and deleting user tags targeted at their personal characteristics. Where the service provider of a large network platform, which refers to a network platform with more than 50 million registered users or more than 10 million monthly active users, complex business types, and network data processing activities having a significant impact on national security, economic operation, national welfare and people’s livelihood, provides cross-border network data, it shall comply with the national administrative requirements on cross-border data security management and improve the relevant technical and administrative measures to prevent cross-border security risks of network data.

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

On December 29, 2011, the MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. The Regulation further illustrates certain commonly-seen illegal behaviors of apps operators in terms of collection and use of personal information, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such app,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “providing users’ personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes the app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Furthermore, in order to improve the protection of personal information, the National Information Security Standardization Technical Committee also issued the Guide to Self-evaluation of Collection and Use of Personal Information by Mobile Internet Applications (Apps) on July 22, 2020 regarding the security of information collected and used by operators of mobile apps. In addition, pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications jointly issued by the CAC, the MIIT and certain other government authorities on March 12, 2021, and which took effect on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of a mobile app’s basic function services, without which the mobile app cannot achieve its function services. For investment and financial management mobile apps, the basic function services are “stocks, futures, funds, securities or other related investment and financial services,” and the necessary personal information includes (i) mobile phone numbers of registered users, (ii) name, the type, number and validly period of the ID documentation, and bank account number or payment account number of users, and (iii) capital account, bank account number or payment account number of users.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. Processors processing personal information exceeding the threshold to be set by the authorities and critical information infrastructures operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. If the Personal Information Law is applied to a personal information processor’s processing activities outside the territory of the PRC, such processor must establish a special agency or designate a representative within the territory of the PRC to be responsible for the handling of all matters relating to personal information protection and must also file the name and contact information of such agency or representative with the governmental authorities responsible for personal information protection. Specifically, a personal information processor who uses personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed and takes special care of the personal information of children under 14 and sensitive personal information. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities. Besides, the Personal Information Protection Law also provides that the relevant governmental authorities should conduct assessment on the status of personal information protection by mobile apps and should publish the results of such assessment. Mobile apps that are identified as not in compliance with personal information protection requirements set out under the said law may be required to suspend or terminate their services and their operators may also be subject to penalties including the confiscation of illegal revenues and fines. There are uncertainties with respect to the interpretation and application of the Personal Information Protection Law, in particular the applicability of the Personal Information Protection Law to and the requirements thereunder for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China. The Civil Code promulgated in 2020 also contains specific provisions regarding the protection of personal information. These rules may result in additional expenses being incurred and obligations being levied on us and subject us to potential liability and negative publicity. In addition, more laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

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

On February 12, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which came into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

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

As of December 31, 2024, we had registered 411 software copyrights and 31 work copyrights in the PRC.

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

As of December 31, 2024, we have registered 982 trademarks in the PRC.

Regulations related to domain names

The MIIT issued the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017. Pursuant to the Measures, the MIIT is in charge of the administration of PRC internet domain names. China Internet Network Information Center, under the supervision of the MIIT, is responsible for the daily administration of domain names and Chinese domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As of December 31, 2024, we have registered 59 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

Regulations related to patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention, a term of fifteen years in the case of designs and a term of ten years in the case of utility models.

As of December 31, 2024, we have registered 15 patents in the PRC.

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

The Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was recently amended on December 30, 2019, respectively, amends and simplifies the foreign exchange procedures related to direct investment. Pursuant to the Circular, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents.

In May 2013, SAFE issued the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Document, which was recently amended on December 30, 2019. The Circular specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE issued the SAFE Notice 13, which took effect on June 1, 2015. SAFE Notice 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On March 30, 2015, SAFE issued SAFE Circular 19, which took effective on June 1, 2015 and was recently amended on March 23, 2023. On June 9, 2016, SAFE further issued SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19 and was recently amended on December 4, 2023. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

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

On October 23, 2019, the SAFE issued SAFE Circular 28, which and was recently amended on December 4, 2023. SAFE Circular 28 expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

Regulations Related to Taxation

Regulations related to enterprise income tax

On March 16, 2007, the SCNPC issued the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was effective in 2008 and was last amended in January 2025. Under these law and regulations, both resident enterprises and non-resident enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the Enterprise Income Tax Law and its Implementing Regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the Enterprise Income Tax Law and its Implementation Rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of the tax authorities. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Regulations related to value-added tax and business tax

The Provisional Regulations of the PRC on Value-added Tax were issued by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the Ministry of Finance on December 25, 1993, which was subsequently amended in 2008 and 2011. Pursuant to these Regulations, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay value-added tax, or VAT, and entities or individuals providing services are subject to the VAT at a rate of 6% unless otherwise provided under the laws and regulations. On December 25, 2024, the SCNPC promulgated the Value-added Tax Law, which will come into effect on January 1, 2026 and replace the Provisional Regulations of the PRC on Value-added Tax. According to the Value-added Tax Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and importation of goods within the territory of the PRC are VAT payers and shall pay VAT. Taxpayers that sell goods are subject to a tax rate of 13% and taxpayers that sell services or intangible assets are subject to a tax rate of 6%. Unless otherwise provided for in this Law, a taxpayer that makes a taxable transaction shall calculate and pay VAT by offsetting input tax against output tax according to the general tax calculation method and calculate the VAT payable. Where VAT is computed and paid under the general tax computation method, the tax amount payable shall be the balance of the output tax for the current period after offsetting against the input tax for the current period.

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

Regulations related to income tax for share transfers

On February 3, 2015, the State Administration of Taxation issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, which partially replaced and supplemented previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698. On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share transfers or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

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

Regulations related to social insurance and housing funds

Enterprises in China are required by the Social Insurance Law of the PRC promulgated by the SCNPC in October 2010, effective from July 2011 and amended in December 2018, the Regulations on Management of Housing Provident Fund issued by the State Council in March 2002 which was amended in March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, an occupational injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Pursuant to the foregoing law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the deadline, it may be subject to a fine ranging from one to three times the amount overdue. Pursuant to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

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

As of March 31, 2025, through Metaverse Securities Limited, we have registered and maintained the following licenses from the SFC: (i) Type 1 License, effective since December 17, 2010, for conducting regulated activities related to dealing in securities; (ii) Type 4 License, effective since June 24, 2003, for conducting regulated activities related to advising on securities; (iii) Type 5 License, effective since June 24, 2003, for conducting regulated activities related to advising on futures contracts; and (iv) Type 9 License, effective since June 24, 2003, for conducting regulated activities related to asset management. As of March 31, 2025, through Meta Futures Limited, we have registered and maintained the following licenses from the SFC: (i) Type 2 License, effective since November 9, 2022, for conducting regulated activities related to dealing in future contracts; and (ii) Type 5 License, effective since November 9, 2022, for conducting regulated activities related to advising on futures contracts. Also we have 26 professionals employed with both Metaverse Securities Limited and Meta Futures Limited, certain of which are licensed with the SFC that are eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers.

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

We, through Ether Wealth Management Limited, which was previously each approved as an insurance broker by the Professional Insurance Brokers Association, have been granted Insurance Broker Company by the IA on January 6, 2022 and June 30, 2022, respectively, to carry out both long-term (include linked long-term) and general business. As of March 31, 2025, Ether Wealth Management Limited holds Insurance Broker Company license issued by the IA effective from January 6, 2022 to January 5, 2028, and is entitled to conduct long term insurance business; Lion Global Financial Limited holds Insurance Broker Company license issued by the IA effective from June 30, 2022 to June 29, 2025, and is entitled to conduct general and long term insurance business.

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

As of December 31, 2024, our headquarters are located in Hong Kong, consisting of approximately 767 square meters of leased office space, which serves as the center of our product offering and compliance functions. We also keep our principal executive offices in Beijing, China, for general administration functions as well as product and operation support functions. In addition to our headquarters and principal executive offices, we also maintain key branch offices in Shenzhen, China, for product development and system maintenance, as well as in regions outside China for our international operations. Our offices occupy an aggregate leased area of 7,864 square meters in China and 549 square meters in Thailand and Singapore. The lessors of our branch offices are independent third parties, and we plan to renew these leases from time to time as needed. A building of approximately 1,707 square meters is also available to be used by us in Beijing, China as office premises. We own a building of approximately 2,481 square meters in Xinjiang, China, to operate our fintech empowerment services. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

In the reporting period, we generated revenue principally from the sale of products and provision of technical services. The following table sets forth the breakdown of our revenues (excluded cost of goods sold), both in absolute amount and as a percentage of our total revenues (excluded cost of goods sold), for the periods indicated.

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	154,906	27.6	142,628	34.6	124,973	17,121	40.3
Post-origination services	35,820	6.4	3,629	0.9	5,326	730	1.7
Technical services	327,245	58.3	247,770	60.1	143,648	19,680	46.3
Wealth management	43,696	7.7	18,422	4.4	36,027	4,936	11.7
Total revenues (excluded cost of goods sold)	561,667	100.0	412,449	100.0	309,974	42,467	100.0

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

Post-origination services. Our online lending platform revenue includes revenue from post-origination services for our legacy business. For each loan facilitated on our VIE’s platform for our online lending information intermediary services, our VIE charged a service fee to the borrower and the investor each at a certain percentage of the loan principal and allocated such fee between loan facilitation services and post-origination services that our VIE provided. The rate of such service fees varied depending on the type, pricing and term of underlying loans.

Technical services. We charge our financial institution partners for the technical services we render. Such technical services include technology empowerment services, operation and marketing support services, and customized software development with respect to user acquisition, risk management and data modeling. We currently generate a majority portion of our technical services revenue from services we provide in relation to our legacy business.

Wealth management. Wealth management revenues are from Internet securities services, commission and brokerage income, management fee income and agency fee income, and are from insurance services, customers referral income. See “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” for details..

Operating Expenses and Fees

The table below sets forth the breakdown of our operating expenses and fees, both in absolute amount and as a percentage of our total revenues (excluded cost of goods sold), for the periods indicated.

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses and fees:
Cost of goods sold	46,424	8.3	61,654	14.9	29,751	4,076	9.6
Sales and marketing	62,243	11.1	27,801	6.7	14,089	1,930	4.5
Origination and servicing	69,018	12.3	53,525	13.0	78,097	10,699	25.2
General and administrative	374,882	66.7	270,290	65.5	222,928	30,541	71.9
Provision for doubtful contract assets and receivables	159,380	28.4	192,756	46.7	10,565	1,447	3.4
Total operating expenses and fees (including cost of goods sold)	711,947	126.8	606,026	146.8	355,430	48,693	114.6

Cost of goods sold. Cost of goods sold primarily consists of the purchase price of products, packaging materials, handling costs and product delivery costs.

Sales and marketing. Sales and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention, and general brand and awareness building.

Origination and servicing. We incurred expenses in relation to our post-origination services in 2022 for loans originated in previous years, which consisted primarily of variable expenses and vendor costs, including costs related to customer and system support, payment processing and collection services associated with facilitating and servicing loans. Due to our transition of business, in 2023, our servicing expenses consisted primarily of expenses and vendor costs for our technical services, including direct channeling, human resources and other costs related to customer and system support, payment processing services and other customer services.

General and administrative. General and administrative expenses consist primarily of salaries, share-based compensation and other benefits granted primarily to our management, and finance and administrative personnel, rent, professional service fees and other expenses.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax on their profits arising in or derived from their business operated in Hong Kong. Hong Kong has a two-tiered profits tax rate for corporations, where the first HK$2 million of assessable profits will be taxed at 8.25%, and the balance over HK$2 million will be taxed at 16.5%. In addition, for two or more connected entities, only one of them may elect the two-tiered profit tax rates. Under the Hong Kong Inland Revenue Ordinance, profits derived from sources outside of Hong Kong are generally not subject to the Hong Kong profits tax. In addition, payments of dividends from our Hong Kong subsidiaries to our holding company in the Cayman Islands are not subject to any Hong Kong withholding tax.

China

Generally, our PRC subsidiaries, VIEs and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by the governmental authorities every three years. For details of our subsidiaries, VIEs and their respective subsidiaries qualified as “high and new technology enterprises,” please refer to Note 11 of our consolidated financial statements included elsewhere in this annual report. In addition, enterprises of encouraged industries are subject to preferential tax treatment or tax exemption for a certain period in certain areas of China, such as Xinjiang Kashgar Economic Development Zone. For details of our subsidiaries, VIEs and their respective subsidiaries that are subject to such preferential tax treatment or exemptions, please refer to Note 11 of our consolidated financial statements included elsewhere in this annual report.

We are subject to VAT at a rate of 13% or 9% on the sales of products, at a rate of 6% on the services rendered by us, less any deductible VAT we have incurred. During the periods presented, we were not subject to business tax on the services we provided.

For purposes of improving the VAT system, and further supporting the development of micro, small and medium-sized enterprises, the MOF and the SAT together issued the Notice of the Ministry of Finance and the State Administration of Taxation on Unifying the Threshold for Small-Scale Value-Added Tax Taxpayers (the“Notice No. 33”) which took effect on May 1, 2018, providing the unification of the threshold for being qualified as “small-scale VAT taxpayers”. According to the Notice No.33, the threshold for becoming a small-scale VAT taxpayer shall be that the annual sales amount subject to VAT of the enterprise shall equals to or less than RMB5 million (approximately$0.77 million).

According to the VAT Regulations, a small-scale taxpayer that has taxable sales activities shall calculate the taxable amount under the simplified method by directly multiplying the sales value by the applicable VAT levy rate, and the input tax shall not be deductible.The taxable amount equals to the sales value multiply the applicable VAT levy rate, which is 3%.

On August 1, 2023, the Ministry of Finance and the State Administration of Taxation promulgated the Announcement on VAT Relief Policies for Small-scale VAT Payers, which took effect on the same day. According to the above announcement, small-scale VAT payers whose monthly sales amount is less than RMB100,000 (inclusive) are exempted from VAT; for the taxable sales revenue of small-scale VAT payers to which a levy rate of 3% is applicable, VAT will be levied at a reduced levy rate of 1%; for the pre-payment VAT items to which the pre-levy rate of 3% is applicable, a reduced pre-levy rate of 1% will apply. This Announcement shall remain in force until December 31, 2027.

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

Technical services

We offer technical services to customers, including technology empowerment services, operation and marketing service. Technology empowerment services are with respect to user acquisition, risk management, consumption scenario perception and comprehension and data modeling.

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

Sales income

Sales income is from sales of products to end customers directly through our online stores run on third-party e-commerce platforms with a platform service agreement. Under the platform service agreements, we set up online stores on such platforms to sell products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge us service fees based on our sales through the online stores. We enter into sale contracts directly with the end customers. The platforms do not take control of the goods and do not have sales contracts with end customers. We are responsible for selling and fulfilling all obligations according to our sales contracts with end customers, including delivering products and providing customer support. The quotation for the goods to be sold contains the shipping and handling fee, which will be deducted during the settlement. We initiate the recognized sales fee and are paid by the third-party e-commerce platform. Accordingly, we determined the end customers (as opposed to the e-commerce platforms) as our customers. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods. If customers report defects after receipt but are still within the warranty period (varies from 6 months to 24 months), we will have the defective goods repaired, replaced or take another appropriate action to compensate timely usually within in 48 hours. Based on this experience, we have not recognized any warranty obligation as of December 31, 2023 and 2024.

We identify our performance obligation to transfer the control of the products ordered on the e-commerce platform to the customers.

We recognize revenues from sales income upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns. For the years ended December 31, 2022, 2023 and 2024, RMB874 thousand, RMB262 thousand and RMB216 thousand (US$30 thousand) were returned to us, respectively.

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

Online Lending Information Intermediary Services revenue (under legacy business). Through its online platform, the Group provided intermediary services for the personal financing products, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). The Group also provided one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). The Group determined that it was not the legal lender or borrower in the loan origination and repayment process but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group did not record loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform. The Group considered its customers to be both the investors and borrowers. The Group considered the loan facilitation services and post origination services as two separate services, which represented two separate performance obligations under Topic 606, as these two deliverables were distinct in that customers could benefit from each service on its own and the Group delivered the services were separately identifiable from each other in the contract.

In December 2020, the Group ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on its online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by the Group and a licensed asset management company, the rights of investors in existing loans underlying the legacy products were transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated became nil and loan facilitation services were nil in 2022, 2023 and 2024, and the asset management company provided the existing investors with services in relation to the return of their remaining investment in loans in direct lending program revenue (under legacy business). Through its direct lending program, the Group provided traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed the Group’s risk assessment. Please refer to the Company’s earlier annual reports on Form 20-F for detailed information with respect to our legacy business.

Revenues from our Legacy business recognized in 2022, 2023 and 2024 were RMB 35,820, RMB3,629 and RMB5,326, respectively, which were presented as post origination services in the consolidated statements of operations statement.

Wealth management

Wealth management revenues are from Internet securities services, commission and brokerage income, management fee income and agency fee income, and are from insurance services and customer referral income. See “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” for details.

The Group offers convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors to connect them with the Hong Kong and U.S. stock markets. Internet Securities Services generate revenue from commissions through customers’ transactions in stocks by providing brokerage services for its customers and commissions earned from IPOs.

The Group enters into insurance service contracts with insurance companies with a pre-agreed commission. The commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium paid to the insurance companies from sales facilitated by the group. For insurance services, the single performance obligation identified is to provide facilitation services to the insurance companies.

For each type of wealth management services, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. The Internet Securities Service is recognized at a point in time on the trade date when the performance obligation is satisfied. The insurance service commissions are earned when each individual service is completed.

Share-Based Compensation

Share-based payment transactions with employees and management, such as share options, are measured based on the grant date fair value of the equity instrument. We have elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expense for awards with performance conditions are recognized when it is probable that the performance condition will be achieved. We elect to recognize forfeitures when they occur.

The following table sets forth our share-based compensation expenses in 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Share-based compensation expenses	5,459	(72,133)	(959)	(133)

During the year ended December 31,2022, 2023 and 2024, the Group did not grant and issue any shares.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Summary of Significant Accounting Policies” — “Recent accounting pronouncements adopted” and “Recently issued accounting pronouncements not yet adopted” in our consolidated financial statements included elsewhere in this annual report.

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

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	154,906	27.6	142,628	34.6	124,973	17,121	40.3
Cost of goods sold	(46,424)	(8.3)	(61,654)	(14.9)	(29,751)	(4,076)	(9.6)
Gross Profit	108,482	19.3	80,974	19.7	95,222	13,045	30.7
Post-origination services	35,820	6.4	3,629	0.9	5,326	730	1.7
Technical services	327,245	58.3	247,770	60.1	143,648	19,680	46.3
Wealth management	43,696	7.7	18,422	4.4	36,027	4,936	11.7
Total revenues (excluding cost of goods sold)	561,667	100.0	412,449	100.0	309,974	42,467	100.0
Other operating expenses and fees:
Sales and marketing	(62,243)	(11.1)	(27,801)	(6.7)	(14,089)	(1,930)	(4.6)
Origination and servicing	(69,018)	(12.3)	(53,525)	(13.0)	(78,097)	(10,699)	(25.2)
General and administrative(1)	(374,882)	(66.7)	(270,290)	(65.5)	(222,928)	(30,541)	(71.9)
Provision for doubtful contract assets and receivables	(159,380)	(28.4)	(192,756)	(46.7)	(10,565)	(1,447)	(3.4)
Total operating expenses and fees (including cost of goods sold)	(711,947)	(126.8)	(606,026)	(146.8)	(355,430)	(48,693)	(114.7)
Operating Loss	(150,280)	(26.8)	(193,577)	(46.9)	(45,456)	(6,226)	(14.7)
Interest income	47,587	8.5	97,669	23.7	84,622	11,593	27.3
Impairment loss of investments	(181,820)	(32.4)	(27,928)	(6.8)	(4,590)	(629)	(1.5)
Impairment loss of goodwill	(200)	(0.0)	(24,809)	(6.0)	—	—	—
Impairment loss of intangible assets and property, equipment and software	—	—	—	—	(20,488)	(2,807)	(6.6)
Impairment loss of long term prepayment	(274,996)	(49.0)	—	—	—	—	—
Unrealized (loss) gain of investment in marketable securities	(47,998)	(8.5)	(2,415)	(0.6)	5,161	707	1.7
Dividend income from cost method investments	2,230	0.4	875	0.2	1,877	257	0.6
(Loss) income from disposal of subsidiaries	(9,265)	(1.6)	(75)	(0.0)	754	103	0.2
Dividend received from available for sale investment	—	—	2,257	0.5	2,294	314	0.7
Gain on held-to-maturity investment	—	—	186	0.0	179	25	0.1
Exchange (loss) income	(808)	(0.1)	(4,289)	(1.0)	791	108	0.3
Other income, net	12,804	2.3	222	0.1	1,838	252	0.6
Loss before income tax expense and loss in equity method investments	(602,746)	(107.4)	(151,884)	(36.9)	26,982	3,697	8.7
Income tax expense	(11,623)	(2.1)	(7,745)	(1.9)	(13,982)	(1,915)	(4.5)
Income from equity method investments, net of tax of, RMB12,019, RMB18,208 and RMB28,337 in 2022, 2023 and 2024, respectively	19,432	3.5	19,280	4.7	37,157	5,090	12.0
Net (loss) income	(594,937)	(106.0)	(140,349)	(34.1)	50,157	6,872	16.2

Note:

(1)	General and administrative expenses include share-based compensation (reversal) of RMB5.5 million, RMB(72.1) million and RMB(1.0) million (US$(0.1) million) in 2022, 2023 and 2024, respectively.

Revenues

Sales income

2024 Compared to 2023. Our sales income was RMB125.0 million (US$17.1 million) in 2024, representing a decrease of 12.4% from RMB142.6 million in 2023, primarily due to the fact that, while we took proactive initiatives to adjust our product offering structure with the purpose to enhance our business efficiency and margin, the decrease in the number of our customers and the decline in the retail industry in China, which collectively resulted in the overall decrease in our sales income.

2023 Compared to 2022. Our sales income was RMB142.6 million in 2023, representing a decrease of 7.9% from RMB154.9 million in 2022, primarily due to the decrease in the sales volume of our online stores, which in turn was due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic that fell short of expectations.

Post-origination services

After the cessation of Jiufu Puhui’s online lending information intermediary services, we continued to recognize revenue from the post-origination service. In 2024, based on our management’s evaluation of the current situation of our business transition and the earlier allocation of our revenues between loan facilitation services and post-origination services in relation to such legacy business, outstanding loans under the relevant online lending activities have been transferred to certain third parties and the relevant rights and obligations have been fulfilled, we recognized all remaining revenues from our legacy business of RMB5.3 million (US$0.7 million).

Technical services revenue

2024 Compared to 2023. Our technical services revenue was RMB143.6 million (US$19.7 million) in 2024, representing a decrease of 42.0% from RMB247.8 million in 2023, primarily due to the decrease in demand for our technical services, which was in turn a result of the relative decline in the business operations of our customers.

2023 Compared to 2022. Our technical services revenue was RMB247.8 million in 2023, representing a decrease of 24.3% from RMB327.2 million in 2022, primarily due to the decrease in demand for our technical services from our institutional partners, which was in turn because of the shrinking demand of customers during the economic slump.

Wealth management

2024 Compared to 2023. Our wealth management revenue increased by 95.6% to RMB36.0 million (US$4.9 million) in 2024 from RMB18.4 million in 2023. The increase was primarily driven by the growth of our wealth management services, especially an increase in our revenue from life insurance offerings of RMB27.0 million (US$3.7 million).

2023 Compared to 2022. Our wealth management revenue decreased by 57.8% to RMB18.4 million in 2023 from RMB43.7 million in 2022. The decrease was primarily due to the decrease in our revenue of insurance business generated by Jiuxing Insurance Brokerage Co., Ltd. against the sluggish macroeconomic background after COVID-19 pandemic.

Operating Expenses and Fees

Cost of goods sold

2024 Compared to 2023. Our cost of goods sold were RMB29.8 million (US$4.1 million) in 2024, representing a decrease of 51.7% from RMB61.7 million in 2023, primarily due to our actions taken to change the mix of our product offerings, thereby reducing the cost of goods sold and increasing our profit. In addition, as the sales under our e-commerce business decreased, the relevant cost of goods decreased as well. Our gross profit increased by 17.6% from RMB81.0 million in 2023 to RMB95.2 million in 2024 due to selling products with higher profit margins.

2023 Compared to 2022. Our cost of goods sold were RMB61.7 million in 2023, representing an increase of 32.8% from RMB46.4 million in 2022, primarily due to an increase in fees charged by a third-party e-commerce operator. Our gross profit decreased by 25.4% from RMB108.5 million in 2022 to RMB81.0 million in 2023, because the costs increased with a small decline in revenue.

Sales and marketing expenses

2024 Compared to 2023. Our sales and marketing expenses were RMB14.1 million (US$1.9 million) in 2024, representing a decrease of 49.3% from RMB27.8 million in 2023. Such decrease resulted from our expense control initiatives, especially the reduction in our sales force.

2023 Compared to 2022. Our sales and marketing expenses were RMB27.8 million in 2023, representing a decrease of 55.3% from RMB62.2 million in 2022. Such decrease resulted from the decrease in our cost of labor and personnel involved in our marketing activities.

Origination and servicing expenses

2024 Compared to 2023. Our origination and servicing expenses were RMB78.1 million (US$10.7 million) in 2024, representing an increase of 45.9% from RMB53.5 million in 2023. In 2024, our servicing expenses consisted primarily of expenses and vendor costs for our technical services. The referal expenses of Ether Wealth Management Limited were RMB1.5 million, RMB27.0 million (US$3.7 million) for the years ended December 31, 2023 and 2024, respectively.

2023 Compared to 2022. Our origination and servicing expenses were RMB53.5 million in 2023, representing a decrease of 22.4% from RMB69.0 million in 2022. In 2023, our servicing expenses consisted primarily of expenses and vendor costs for our technical services. The decrease was primarily due to the decrease in costs in channeling and labor as we shift to provision of technical services.

General and administrative expenses

2024 Compared to 2023. Our general and administrative expenses were RMB222.9 million (US$30.5 million) in 2024, representing a decrease of 17.5% from RMB270.3 million in 2023. In 2024, we continued to take proactive measures to manage our expenses, such as cutting our office lease expenses and staff structure optimization.

2023 Compared to 2022. Our general and administrative expenses were RMB270.3 million in 2023, representing a decrease of 27.9% from RMB374.9 million in 2022. Given the macroeconomic environment, we have continued our staff structure optimization, including headcount reductions.

Provision for doubtful contract assets and receivables

2024 Compared to 2023. Our provision for doubtful contract assets and receivables was RMB10.6 million (US$1.4 million) in 2024, representing a decrease of 94.5% from RMB192.8 million in 2023. The significant decrease reflects a reduction in expected credit losses based on improved credit risk assessments of our contract assets and receivables portfolio. The allowance was estimated in accordance with the CECL model under ASC 326, which incorporates historical loss experience, current conditions, and reasonable and supportable forecasts. The decrease also reflects partial recoveries of previously impaired amounts, including litigation-related collections of RMB10.6 million (US$1.5 million).

2023 Compared to 2022. Our provision for doubtful contract assets and receivables was RMB192.8 million in 2023, representing an increase of 20.9% from RMB159.4 million in 2022. The increase primarily resulted from higher expected credit loss allowances recognized under the CECL model, driven by changes in the credit risk profile of certain receivables. The allowance was determined based on management’s forward-looking assessment of expected credit losses, taking into account both borrower-specific factors and broader macroeconomic considerations.

Interest Income

Interest income represents interest earned on cash deposits in financial institutions, our loans receivable from third-party borrowers, and our investment in wealth management financial products.

2024 Compared to 2023. Our interest income was RMB84.6 million (US$11.6 million) in 2024, representing a decrease of 13.4% from RMB97.7 million in 2024. We made certain adjustments to the allocation among investment products in our wealth management and investment portfolios in 2024. As a result of certain withdrawals of term investment products, we had less interest income.

2023 Compared to 2022. Our interest income was RMB97.7 million in 2023, representing an increase of 105.2% from RMB47.6 million in 2022. In 2023, we seized opportunities in investments offshore with high interest rates, which earned us satisfactory investment returns.

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

2024 Compared to 2023. Our impairment loss of investments was RMB4.6million (US$0.6 million) in 2024, as compared to RMB27.9 million in 2023. The impairment primarily reflected the loss of our investment in Beijing Diting Culture Media Co., Ltd. in full due to its difficult operating status.

2023 Compared to 2022. Our impairment loss of investments was RMB27.9 million in 2023, representing a decrease of 84.6% from RMB181.8 million in 2022. The impairment primarily reflected the loss of our investments in BitPay Inc. in full due to its operational setbacks.

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

2024 Compared to 2023. Our impairment loss of goodwill was nil in 2024, as compared to RMB24.8 million in 2023.

2023 Compared to 2022. Our impairment loss of goodwill was RMB24.8 million in 2023, as compared to RMB200 thousand in 2022. We recorded an impairment loss of goodwill in connection with our prior acquisition of Beijing Weiban Yinqi Management Consulting Co., Ltd. in full, due to its huge losses for consecutive years and the fact that its net assets are lower than those at the time of the acquisition.

Impairment loss of intangible assets and property, equipment and software

In 2024, we recorded an impairment loss of intangible assets and property, equipment and software of RMB20.5 million (US$2.8 million), which represents the intangible assets impairment of Metaverse Securities Limited and Jiuxing Insurance Brokerage Co., Ltd due to their continuous operating losses.

We did not incur impairment loss of intangible assets and property, equipment and software in 2022 and 2023.

Impairment Loss of Long-Term Prepayment

We did not incur any impairment losses of long-term prepayments in 2024 and 2023.

In 2022, we incurred an impairment loss of a long-term prepayment of RMB275.0 million, which primarily consisted of impairment loss with to Shanghai Xinzheng Financial Information Consulting Co., Ltd. as an investment, because of its poor business performance and negative impacts of COVID-19.

Unrealized (Loss) Gain of Investments in Marketable Securities

We recognized unrealized losses of investments in marketable securities of RMB48.0 million, RMB2.4 million in 2022 and 2023, respectively, and an unrealized gain of investments in marketable securities of RMB5.2 million (US$0.7 million) in 2024. In 2024, we made adjustments to our investment portfolio and increased our investment in marketable securities, and as a result, the strong market performance resulted in more unrealized gain of investments in marketable securities.

Income Tax Expense

2024 Compared to 2023. Our income tax expense was RMB14.0 million (US$1.9 million) in 2024, as compared with RMB7.7 million in 2023, primarily due to the increase in our taxable income.

2023 Compared to 2022. Our income tax expense was RMB7.7 million in 2023, as compared with RMB11.6 million in 2022, primarily due to the decrease in our taxable income.

Income from Equity Method Investments

2024 Compared to 2023. Our income in equity method investments in 2024 was RMB37.2 million (US$5.1 million), as compared with an income of RMB19.3 million in 2023. In 2024, we recognized investment income of RMB38.0 million (US$5.2 million) from our investment in Hubei Consumption Financial Company.

2023 Compared to 2022. Our income in equity method investments in 2023 was RMB19.3 million, as compared with an income of RMB19.4 million in 2022. Some of our investees yielded positive operating results and resulted in gain in our equity method investments, which was partially offset by losses of certain other poorly-operated investees.

Net (Loss) Income

As a result of the foregoing, we recorded net income of RMB 50.2 million (US$6.9 million), a net loss of RMB140.3 million and RMB594.9 million in 2024, 2023 and 2022, respectively.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	1,686,342	379,350	51,971
Restricted cash	133,678	264,263	36,204
Term deposits	346,636	262,759	35,998
Investment in marketable securities	427,966	1,956,027	267,974
Accounts receivable, net	38,038	83,065	11,380
Other receivables, net	50,315	62,479	8,560
Loans receivable, net	13,425	6,964	954
Prepaid expenses and other assets	165,957	159,102	21,797
Investments, net	1,067,444	879,604	120,505
Liabilities:
Deferred revenue	5,326	—	—
Income taxes payable	297,744	307,170	42,082
Accrued expenses and other liabilities	126,426	131,467	18,011

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities three months or less.

Our cash and cash equivalents decreased by 77.5% to RMB379.4 million (US$52.0 million) as of December 31, 2024, compared to RMB1,686.3 million as of December 31, 2023, primarily because we adopted a different cash management and investment strategy and made substantial cash investments in marketable securities in 2024.

Restricted Cash

Our restricted cash mainly consists of funds we received from investors for the purpose of buying or selling securities on their behalf.

Our restricted cash increased by 97.7% to RMB264.3 million (US$36.2 million) as of December 31, 2024 from RMB133.7 million as of December 31, 2023, primarily because of a certain judicial freezing order over Jiufu Puhui’s assets resulting in an increase of RMB118.3 million (US$16.2 million) in restricted cash.

Term Deposits

Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Our term deposits decreased by 24.2% to RMB262.8 million (US$36.0 million) as of December 31, 2024 from RMB346.6 million as of December 31, 2023, which was primarily due to our adjustment to our investment portfolio, for which we purchased more marketable securities.

Investment in Marketable Securities

Our investment in marketable securities mainly consists of our purchase of common stocks on the open market through securities companies.

Our investment in marketable securities increased by 357.1% to RMB1,956.0 million (US$268.0million) as of December 31, 2024 from RMB428.0 million as of December 31, 2023, primarily because of our adjustment to our investment portfolio, for which we purchased more marketable securities of RMB3,304.5 million (US$452.7 million).

Accounts Receivable, Net

Our accounts receivable, net of allowance for doubtful accounts, primarily includes the service fees receivable from investors and accounts receivable from financial institution partners.

Our accounts receivable, net of allowance for doubtful accounts increased by 118.4 % to RMB83.1 million (US$11.4 million) as of December 31, 2024 from RMB38.0 million as of December 31, 2023, primarily due to certain increase of RMB34.5 million accounts receivable generated through our e-commerce business. The accounts receivable of the e-commerce business were collected as of the reporting date.

Other Receivables, Net

Our other receivables, net, primarily includes the funds receivable from external payment network providers and accrued interest receivable. Our other receivables, net of allowance for doubtful accounts increased by 24.2% to RMB62.5 million (US$8.6 million) as of December 31, 2024 from RMB50.3 million as of December 31, 2023, primarily because we subscribed to a certain private equity fund and completed the payment in December 2024, and confirmed the completion of the subscription subsequently in January 2025. As a result, the amount was recorded in other receivables as of December 31, 2024.

Loans Receivables, Net

Our loans receivables, net of allowance for doubtful accounts, mainly represents loans to third-party borrowers.

Our loan receivables decreased by 48.1% to RMB7.0 million (US$1.0 million) net of allowance for doubtful accounts of RMB386.5 million (US$53.0 million) as of December 31, 2024 from RMB13.4 million net of allowance for doubtful accounts of RMB575.9 million as of December 31, 2023, due to we recognized an allowance for expected credit losses against this loan as of RMB13.6 million (US$1.9 million) due from Most Noble Limited.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets include deposits, advance to suppliers, prepaid taxes, prepaid service fees, and others.

Our prepaid expenses and other assets decreased by 4.1% to RMB159.1 million (US$21.8 million) as of December 31, 2024 from RMB166.0 million as of December 31, 2023.

Investments, Net

Our investments consist of equity securities without readily determinable fair value, equity method investments, held-to-maturity and available-for-sale investments.

Our investments decreased by 17.6% to RMB879.6 million (US$120.5 million) as of December 31, 2024 from RMB1,067.4 million as of December 31, 2023, primarily due to the adjustment we made to our investment portfolio. Our Available-for-sale investments increased by 76.8% from RMB35.1 million as of December 31, 2023 to RMB62.0 million (US$8.5 million) as of December 31, 2024, mainly due to the purchase of Bonds Linked Note on a 30-year US Treasury in the amount of RMB25.5 million (US$3.5 million) in 2024. Our held-to-maturity investments decreased by 43.6% from RMB509.4 million as of December 31, 2023 to RMB287.4 million (US$39.4 million) as of December 31, 2024, mainly because a large certificate of deposit of RMB200.0 million (US$27.4) matured in 2024. Our equity investments increased by 1.4% from RMB523.0 million as of December 31, 2023 to RMB530.2 million (US$72.6 million) as of December 31, 2024, mainly due to the recognition of investment income of RMB38.5 million (US$5.3 million) from an equity-method investee, Hubei Consumption Financial Company.

Deferred Revenue

Deferred revenue consisted of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered during the loan period.

Our deferred revenue was nil as of December 31, 2024 as compared to RMB5.3 million as of December 31, 2023. Since the cessation of business operations of the online lending information intermediary platform, the only deferred revenue to be recognized by us relates to the business operations of such platform prior to its shutdown, for which we recognized all remaining deferred revenue in 2024.

Income Taxes Payable

Our income taxes payable increased by 3.2% to RMB307.2 million (US$42.1 million) as of December 31, 2024 from RMB297.7 million as of December 31, 2023. There are no any penalty and interest incurred as of December 31, 2024.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities increased by 4.0% to RMB131.5 million (US$18.0 million) as of December 31, 2024 from RMB126.4 million as of December 31, 2023, primarily due to an increase in the amounts due to customers for referral services.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash consists of cash on hand and cash in bank, which are unrestricted as to withdrawal. Cash equivalents consist of interest-bearing certificates of deposit with initial term of no more than three months when purchased.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	80,904	46,548	46,493	6,370
Net cash used in investing activities	(295,351)	(933,068)	(1,292,027)	(177,006)
Net cash provided by financing activities	—	—	—	—
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	107,124	74,534	69,127	9,469
Net decrease in cash, cash equivalents and restricted cash	(107,323)	(811,986)	(1,176,407)	(161,167)
Cash, cash equivalents and restricted cash at beginning of the year	2,739,329	2,632,006	1,820,020	249,342
Cash, cash equivalents and restricted cash at end of the year	2,632,006	1,820,020	643,613	88,175

Operating activities

Our net cash provided by operating activities was RMB46.5 million (US$6.4 million) in 2024. In 2024, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB50.2 million (US$6.9 million), primarily resulted from (i) adjustment for non-cash items, mainly including adding back impairment loss of intangible assets of RMB20.5 million (US$2.8 million), amortization of RMB13.3 million (US$1.8 million) and depreciation of RMB9.1 million (US$1.2 million), partially offset by share of income in equity method investments of RMB37.2 million (US$5.1 million), and (ii) changes in operating assets and liabilities, mainly including increase in accounts receivable of RMB33.8 million (US$4.6 million) and a decrease in operating lease liabilities of RMB6.8 million (US$0.9 million), partially offset by the decrease in prepaid expenses and other assets of RMB6.9 million (US$0.9 million).

Our net cash provided by operating activities was RMB46.5million in 2023. In 2023, the principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB140.3 million were (i) adjustment for non-cash items, mainly including adding back provision for allowance for doubtful accounts of RMB192.8 million, impairment loss of equity securities without readily determinable fair value of RMB29.0 million, and impairment of goodwill of RMB24.8 million, partially offset by share-based compensation of RMB72.1 million, and (ii) changes in operating assets and liabilities, mainly including decrease in prepaid expenses and other assets of RMB56.8 million, decrease in other receivables of RMB63.5 million and decrease in accounts receivable of RMB52.8 million, partially offset by decrease in accrued expenses and other liabilities of RMB116.3 million.

Our net cash provided by operating activities was RMB80.9 million in 2022. In 2022, the principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB594.9 million were (i) adjustment for non-cash items, mainly including adding back impairment loss of long term prepayment of RMB275.0 million, provision for allowance for doubtful accounts of RMB159.4 million and impairment loss of equity method investment of RMB3.5 million, and (ii) changes in operating assets and liabilities, mainly including decrease in prepaid expenses and other assets of RMB254.1 million, partially offset by decrease in accrued expenses and other liabilities of RMB216.9 million.

Investing activities

Net cash used in operating investing activities was RMB1,292.0million (US$177.0 million) in 2024, which was primarily attributable to purchase of marketable securities RMB3,304.5 million (US$452.7 million) and purchase of term deposits of RMB597.0 million (US$81.8 million), partially offset by the disposals of marketable securities of RMB1,774.8 million (US$243.1 million) and the redemptions of term deposits of RMB633.7 million (US$86.8 million).

Net cash used in investing activities was RMB933.1 million in 2023, which was primarily attributable to our purchase of marketable securities of RMB364.0 million and long-term investments of RMB529.5 million and our purchase of term deposits of RMB341.6 million, partially offset by the disposals of marketable securities of RMB134.3 million and the redemptions of term deposits of RMB227.4 million.

Net cash used in investing activities was RMB295.4 million in 2022, which was primarily attributable to our purchase of term deposits of RMB227.4 million and our purchase of marketable securities of RMB245.0 million.

Financing activities

Net cash provided by financing activities was nil in 2022, 2023 and 2024.

Capital Expenditures

We had capital expenditures of RMB44.8 million, RMB5.7 million and RMB 1.1 million in 2022, 2023 and 2024, respectively. Our capital expenditures for the fiscal year ended December 31, 2025 are expected to be nil. In these periods, our capital expenditures were mainly used for our efforts to procure new business operations and related licenses by acquisition.”

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2024:

	Payments Due by Period
	2025	2026	2027	2028	Thereafter
	(RMB in thousands)
Contractual Obligations:
Operating Leases Obligations	8,618	1,197	—	—	—

Note: With imputed interest of RMB0.2 million.

Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business systems. We lease certain office premises and cloud infrastructure under non-cancelable operating lease arrangements.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—B. Operating Results—Critical Accounting Policies.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Sun	45	Chairman of the Board of Directors
Yifan Ren	42	Vice chairman of the Board of Directors
Changxing Xiao	52	Director
Fangxiong Gong	61	Independent Director
Yuping Ouyang	50	Independent Director
Lei Liu	43	Chief Executive Officer and Chief Risk Officer and Director
Li Zhang	49	Chief Financial Officer

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

Yuping Ouyang has served as our independent director since August 2021. Ms. Ouyang has served as chief financial officer and Secretary to the board of director of Gowin Semiconductor Corporation since February 2021, and has served as director of the board of Gowin Semiconductor Corporation since November 2024. Prior to that, Ms. Ouyang served as chief financial officer of China Techfaith Wireless Communication Technology Limited, a Cayman Islands company listed on the Nasdaq Global Market, since August 2008. From September 2004 to August 2008, Ms. Ouyang worked in various finance positions at China Techfaith, including as its US GAAP reporting manager and chief accounting officer. Prior to joining China Techfaith, she served as an accounting manager at Guangzhou Metro Corporation. Ms. Ouyang received her MBA from the Sun Yat-sen University in 2006 and her bachelor’s degree in management from the Guangdong University of Foreign Studies in 1996. Ms. Ouyang is also a licensed member of the Certified Public Accountants of Washington State and a member of the Association of Chartered Certified Accountants.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB19.3 million (US$2.6 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Our board of directors approved, in June 2015, June 2016 and March 2021, the 2015 Share Incentive Plan, the 2016 Share Incentive Plan and 2021 Share Incentive Plan, respectively (as amended and collectively, the Share Incentive Plans). The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. The maximum aggregate number of ordinary shares under the Share Incentive Plans is 91,603,068 Class A ordinary shares, and an annual increase on the first day of each of the five consecutive fiscal years commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding ordinary shares or (ii) such fewer number of shares as may be determined by our board of directors, subject to amendment. As of June 30, 2025, awards to purchase 8,208,219 Class A ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of June 30, 2025, the options granted under the Share Incentive Plans to our current directors, executive officers and other grantees, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Lei Sun	6,227,900		0—2.34	7/10/2015	7/9/2020
	9,600,000		0	7/1/2016	12/31/2024
	24,958,000	(1)	0—2.12	10/20/2017	12/31/2024
Lei Liu	3,000,000		0—2.34	7/10/2015	6/30/2025
All Directors and Executive Officers as a Group	43,785,900

(1)	Options to purchase 7,737,735 Class A ordinary shares of our Company have been transferred to other employees of our Company.

As of May 30, 2025, other employees as a group hold options to purchase 6,708,219 Ordinary Shares of our company, with exercise prices ranging from nil to US$3.6953 per share.

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

We had 331, 276, and 277 employees as of December 31, 2022, 2023 and 2024, respectively. Almost all our employees are located in China and Hong Kong. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

As of December 31, 2024
Function:
Product and technology	45
Risk management	18
Business operations	80
Sales and marketing	27
General administration	57
Total	227

As required by laws and regulations in China, we participate in various employee benefit plans that are organized by municipal and provincial governments, including, among other things, housing fund, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 30, 2025 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 235,466,660 ordinary shares as of May 30, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after May 30, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:*
Lei Sun(l)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Yifan Ren(2)	43,583,400	—	43,583,400	18.5%	9.1%
Changxing Xiao(3)	13,920,300	—	13,920,300	5.9%	2.9%
Fangxiong Gong	—	—	—	—	—
Yuping Ouyang	—	—	—	—	—
Lei Liu(4)	4,500,000	1,347,600	5,847,600	2.5%	2.3%
Li Zhang	—	—	—	—	—
All Directors and Executive Officers as a Group	68,089,165	59,695,600	127,784,765	54.3%	76.3%
Principal Shareholders:
Nine F Capital Limited(1)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Nine Fortune Limited(2)	43,583,400	—	43,583,400	18.5%	9.1%
DFM Capital Ltd.(3)	13,920,300	—	13,920,300	5.9%	2.9%
Rich Way Global Limited(5)	15,263,301	—	15,263,301	6.5%	3.2%

Notes:

*	Mr. Lei Liu’s and Ms. Li Zhang’s business address is Room 1207, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Mr. Lei Sun’s business address is Suite 4806-07 48/F, Central Plaza 18 Harbour Rd, Wanchai, Hong Kong. Mr. Fangxiong Gong’s business address is Suite 5401, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong. Ms. Yuping Ouyang’s business address is Room 1001, Block A5, 243 Science Street, Huangpu District, Guangzhou 510700, China. Mr. Yifan Ren’s business address is 17/F, 80 Gloucester Road, Wanchai, Hong Kong. Mr. Changxing Xiao’s business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company indirectly wholly owned by The Nine F Trust; and (ii) 6,085,465 Class A ordinary shares held by Nine F Capital Limited. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Trident Trust Company (HK) Limited as the trustee. Mr. Lei Sun is the settlor and protector of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our company.

(2)	Represents 43,583,400 Class A ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by The DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of this trust and Mr. Changxing Xiao and his family members are the trust’s beneficiaries. DTFM (PTC) Ltd. is in turn controlled by The DTFM Settlement, a trust established under the laws of Guernsey. The DTFM Settlement is managed by Trident Trust HK as the trustee. Mr. Changxing Xiao is the settlor and enforcer of The DTFM Settlement. Under the terms of the abovementioned trusts, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our company.

(4)	Represents (i) 1,347,600 Class B ordinary shares held by Stone Cube Capital Ltd. a British Virgin Islands company; (ii) 3,000,000 Class A ordinary shares held by Stone Cube Capital Ltd; and (iii) 1,500,000 Class A ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days after March 31, 2024. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone Cube Capital Ltd is wholly-beneficially-owned by Mr. Liu.

(5)	Represents 15,263,301 Class A ordinary shares held by Rich Way Global Limited, a British Virgin Islands company, as reported in a Schedule 13G filed by Rich Way Global Limited and Rongsong Teng on August 5, 2021. Rich Way Global Limited is wholly beneficially owned by Mr. Rongsong Teng. The registered address of Rich Way Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2025, a total of 71,688,437 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2025, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Other Related Parties

In 2019, Nanjing Lefang Intelligent Lite Technology Development Co., Ltd., or Nanjing Lefang, an investee over which we have significant influence, provided us with borrower acquisition and referral services. We provided consulting services to Nanjing Lefang in 2019 and related party loan to Nanjing Lefang. As of December 31, 2023 and 2024, we had RMB4.6 million and RMB4.6 million (US$0.6 million) due to Nanjing Lefang, and RMB43.5 million and RMB43.1 million (US$5.9 million) due from Nanjing Lefang, respectively. Such amounts due from Nanjing Lefang represented loans we provided, which recognized a full allowance for expected credit losses against as of December 31, 2023. In 2024, Nanjing Lefang repaid RMB400 thousand (US$55 thousand), and therefore the outstanding balance decreased to RMB43.1 million as of December 31, 2024.

As of December 31, 2023, we had RMB92.4 million due from Hainan Chenxi, which represented a related party loan we extended to Hainan Chenxi for the purpose of supporting its efforts to seize the business opportunities during the resurgence of the COVID-19 pandemic. Due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic, Hainan Chenxi incurred continued losses from its wealth management business, and we recognized a full allowance for expected credit losses against the loan as of December 31, 2023. In 2022, Hainan Chenxi provided us with insurance agency services in the amount of RMB0.5 million. In 2023 and 2024, Hainan Chenxi attributed a revenue of RMB229 thousand and RMB4 thousand to us. As of December 31, 2022, 2023 and 2024, we have RMB0.5 million, nil and nil, respectively, due to Hainan Chenxi.

As of December 31, 2023, we had RMB57.1 million due from Zhongzheng Jinniu, which represented a related party loan we extended to Zhongzheng Jinniu for the for the purpose of supporting its efforts to seize the business opportunities in an expected securities market resurgence after the COVID-19 pandemic. Due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic, Zhongzheng Jinniu incurred continued loss from its fund business, and we recognized a full allowance for expected credit losses against. From 2024, to support their rapid development of Zhongzheng Jinniu, we extended a new loan of RMB2.4 million (US$327 thousand) to Zhongzheng Jinniu, and hoped they have some opportunity to enhance their business. In 2024, Zhongzheng Jinniu continuously repaid RMB1.5 million (US$204 thousand), and we recognized a full allowance for expected credit losses against the remaining balance.

As of December 31, 2023, we both had RMB3 thousand (US$423) due to Diaobiao Zhonghai (Beijing) Technology Co., Ltd, an equity investee of ours, which represented unpaid capital contribution.

As of December 31, 2023, we had RMB5.0 million due from Zhuhai Yuanxin Investments Partnership (Limited Partnership) based on future cooperation considerations. As of December 31, 2024, the gross loan balance remained unchanged, and the full allowance remained in place.

As of December 31, 2023, we had RMB50 thousand due from Beijing Lize Jiaxing Technology Co., Ltd., an equity investee of ours, which represented a related party loan. We have recorded an impairment loss of this loan in full as of December 31, 2023. In 2024, we extended RMB100 thousand (US$13.7 thousand) more loan to Beijing Lize Jiaxing Technology Co., Ltd., which recognized a full allowance for expected credit losses against as of December 31, 2024.

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

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020), or the State Court Action, and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey, Amended Complaint filed Jan. 3, 2022), or the Federal Court Action. Both actions allege that defendants made misstatements and omissions in connection with our public offering and disclosures in violation of the federal securities laws. On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. Briefing on the motion to dismiss the second amended complaint was completed on July 28, 2023.  On March 14, 2024, the Court dismissed the State Court Action with prejudice.  Plaintiffs filed a notice of appeal on April 11, 2024.  On January 30, 2025, the Supreme Court of the State of New York, Appellate Division, First Department unanimously affirmed the lower court’s decision, which granted defendants’ motion to dismiss the second amended complaint. On February 28, 2025, Plaintiffs filed a motion for reargument and leave to appeal to Court of Appeals. We filed a response to the motion on March 24, 2025. On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead.  Briefing on the motion to dismiss the second amended complaint was completed in May 2023.  On February 22, 2024, the Court granted plaintiffs’ request to further amend the complaint, and a revised second amended complaint was filed on the same day.  Briefing on the motion to dismiss the revised second amended complaint was completed on March 25, 2024. On December 12, 2024, the Federal Court Action was partially dismissed without prejudice. On December 23, 2024, a third amended complaint was filed in the Federal Court Action. We filed our motion to dismiss the third amended complaint on February 12, 2025. Briefing on the motion to dismiss the third amended complaint was completed on April 11, 2025.

From time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. Most of those claims are still in early stage of court procedures and it is not possible to ascertain the outcomes of those legal proceedings. We vigorously assert our rights in those proceedings and will continue to do so. In July 2023, the Supreme People’s Court of the PRC issued a civil judgment regarding one of those claims, concluding there had been no intention to form a private lending contract or establish guarantee relationship between that certain loan investor and Jiufu Puhui under our legacy business. The Supreme People’s Court of the PRC further found in the judgment that Jiufu Puhui, as the operator of an online lending information intermediary platform, shall not be responsible for loan repayment to that certain loan investor. However, as of the date of this annual report, a moderate aggregate amount was awarded in favor of loan investors in some of the remaining legal proceedings. Such amount was paid by certain third parties we collaborated with in relation to the handling of outstanding loans in connection with our legacy business pursuant to our agreement with such third parties. In relation to such legal proceedings, certain assets of the Company, in an aggregate amount of approximately RMB334 million, were subject to judicial freezing orders as of March 31, 2025. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.” and “Item 4—Information on the Company—A. History and Development of the Company.”

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain our register of members or our corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between the company and its creditors (or any class of them) or its members (or any class of them), provided that (i) any such arrangement with creditors is approved by a majority in number of the creditors (or class of creditors) with whom the arrangement is to be made, who must in addition represent 75% in value of such creditors (or class of creditors), and (ii) any such arrangement with members is approved by 75% in value of the members (or class of members) with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. Any such arrangement which is approved by such requisite majorities as aforesaid, and which is sanctioned by the Grand Court, will be binding on all the creditors (or class of creditors) or members (or class of members), as the case may be, and also on the company. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, and any restructuring officer so appointed shall have such powers and carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court and subject to such terms as the court may impose. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporate tax.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon the Code, U.S. Treasury Regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, the income tax treaty between the United States and the PRC, or the Treaty, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service will not take, or that a court will not sustain, a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares.

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

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who has or have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code or applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships should consult their respective tax advisors as to the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares in light of their particular circumstances.

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

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and goodwill and other unbooked intangibles will generally be taken into account in determining asset value. Passive income generally includes, among other things, dividends, interest and income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “—Passive foreign investment company rules.”

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024 and we will likely be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below under “—Passive foreign investment company rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. The gross amount of any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above and below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. The ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable rate under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and each U.S. Holder should consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025. U.S. Holders should consult their tax advisors regarding the availability of the lower tax rate for dividends paid with respect to our ADSs or ordinary shares in light of their particular circumstances.

Sale or other disposition

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024 and we will likely be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below under “—Passive foreign investment company rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

As described above, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year ending December 31, 2025. U.S. Holders should consult their tax advisors regarding the tax considerations applicable to the sale or other disposition of our ADSs or ordinary shares in light of their particular circumstances.

Passive foreign investment company rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs are also PFICs, or each a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in the applicable Regulations. Our ADSs, but not our ordinary shares, are traded on a qualified exchange or other market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding our PFIC status and the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are a PFIC.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2024, we received no reimbursement from the depositary.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses: (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of our investment values, credit losses and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments. Any of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

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

We are in the process of implementing measures to address the material weaknesses identified. We have recruited one professional with U.S. GAAP knowledge and SEC reporting experience to our financial reporting and accounting team in 2023 who was in charge of preparation and review of financial statements and related disclosures, and we are actively enlisting additional personnel experienced in such fields and establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements. To address the change to our financial reporting and accounting team, we also hired two dedicated professionals in 2024 who focus on the financial reporting under the direct supervision of our chief financial officer. In addition, we plan to engage a qualified financial consulting firm with extensive experience in U.S. GAAP and SEC reporting to assist us in the preparation of our consolidated financial statements and related notes to the financial statements, completion of related account analyses and reconciliations, and development of accounting policies and procedures that are designed to ensure compliance with U.S. GAAP. We also plan to update our policies and procedures and redesigning controls in connection with financial instruments at each reporting period. However, while we are implementing these measures, we need more time to fully implement them to remediate the material weaknesses. Furthermore, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

During the audit of our company’s consolidated financial statements as of and for the year ended December 31, 2023, our management, together with our independent registered public accounting firm, identified material weaknesses related to (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of our investment values, credit losses and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments.

In 2024, we implemented a number of remedial measures to address the material weaknesses with respect thereto, including (i) the hire of additional competent and qualified personnel with appropriate knowledge and work experience of financial reporting; (ii) the implementation of new processes and procedures in our financial reporting closing process to provide additional levels of review and account analysis; and (iii) the enhancement and improvement of the internal controls in relation documentation of critical accounting estimates and procedures.

As of December 31, 2024, based on an assessment performed by our management on the effectiveness of the remediation measures mentioned above, we concluded that the material weakness we identified in 2023 remained not remediated as of December 31, 2024.

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

The table below sets forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	(in thousands of RMB)
Audit fees(1)	5,449	5,680	5,474

(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by Wei, Wei & Co., LLP for the year ended December 31, 2022 , 2023 and 2024 as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. Section 5250(d), Section 5635(c) Section 5605(b)(1), Section 5605(c)(2) and Section 5620 of the Nasdaq Listing Rules require listed companies to distribute their annual reports, obtain shareholders’ approval on adoption of equity incentive awards plans, have a majority of their board members be independent and an audit committee of at least three members, and hold an annual meeting of shareholders no later than one year after the end of their fiscal year-end. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We followed home country practice with respect to the foregoing requirements.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of 9F Inc. are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective August 15, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on August 8, 2019 (File No. 333-232802))
2.3	Deposit Agreement dated August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.3.1	Form of Amendment No. 1 to the Deposit Agreement dated as of August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 filed on January 4, 2023 (File No. 333-233151))
2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on the Form 20-F filed on May 16, 2023 (File No. 001-39025))
2.5	Amendment No. 1 to Deposit Agreement dated January 18, 2023, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 2.6 to the annual report on the Form 20-F filed on May 16, 2023 (File No. 001-39025))
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.5	English version of executed form of master exclusive service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed master exclusive service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.6	English version of executed form of exclusive option agreement among a VIE of the Registrant, its shareholder, the WFOE of the Registrant, and the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
4.7	English version of executed form of equity interest pledge agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.7 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
4.8	English version of executed form of proxy agreement and power of attorney among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed proxy agreements and powers of attorney adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.8 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)

4.9	English version of executed form of loan agreement between the shareholder of a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
4.10	English version of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Shuke as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Shuke (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))
4.11	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F of the Registrant of the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.12	Subscription Agreement, dated July 19, 2021, between the Registrant and Rich Way Global Limited (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.13	Subscription Agreement, dated July 19, 2021, between the Registrant and Sky Ease Ventures Limited (incorporated herein by reference to Exhibit 10.13 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.14	Restated and Amended Subscription Agreement, dated September 29, 2021, among the Registrant, Sky Ease Ventures Limited and Brilliant Code Investment Limited. (incorporated herein by reference to Exhibit 10.14 to the F-1 filed on November 5, 2021 (File No. 333-260827))
8.1*	Significant subsidiaries and consolidated variable interest entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Wei, Wei & Co., LLP
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
101.INS*	Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

9F Inc.

By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: August 8, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 9F Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and the financial statement schedule listed in the accompanying index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-years period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Critical Audit Matter Description

The audit involved significant auditor judgment and effort in evaluating the fair value measurement of the company's Level 3 investments, such as private equity investments, sustainable bond and structured notes. These investments lack observable market prices, requiring the company to use its own valuation models and assumptions, including discounted cash flow models or other valuation techniques based on unobservable inputs.

Principal considerations that led us to determine that this matter is a critical audit matter

●	Significant Management Judgment and Estimation Uncertainty: The valuation of Level 3 investments inherently involves a high degree of management judgment and estimation uncertainty, particularly concerning the selection of appropriate valuation models, assumptions (e.g., discount rates, growth rates, comparable companies), and the underlying data used in the models.

●	Complexity of Valuation Models: The valuation models themselves are complex and require the involvement of specialists to develop or evaluate, such as those involving embedded options or complex financial structures.

●	Nature and Extent of Audit Effort: Significant audit effort was required to evaluate the reasonableness of management's valuation methodologies and assumptions, test the underlying data used in the models, and assess the appropriateness of the fair value measurements recorded in the financial statements. This included evaluating the expertise and objectivity of management's specialists, performing sensitivity analyses, and considering alternative valuation approaches.

How the Critical Audit Matters Was Addressed in the Audit

Our audit procedures related to the valuation of Level 3 investments included the following:

●	Evaluated the qualifications and independence of management's valuation specialists.

●	Tested the completeness and accuracy of the data used in the valuation models by comparing it to external sources, where available, or performing detailed testing of internal records.

●	Performed sensitivity analyses to assess the impact of changes in key assumptions on the fair value measurements.

●	Developed independent expectations of fair value, or a range of fair values, and comparing them to management's fair value estimates.

●	Reviewed management's disclosures related to Level 3 investments to ensure they adequately reflect the estimation uncertainty and judgments involved in the valuation process.

/s/ Wei, Wei & Co., LLP

Flushing, New York

August 8, 2025

We have served as the Company’s auditors since 2021.

9F INC.
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2023	2024	2024
ASSETS:	RMB	RMB	US$
Cash and cash equivalents	1,686,342	379,350	51,971
Restricted cash	133,678	264,263	36,204
Term deposits	346,636	262,759	35,998
Investment in marketable securities	427,966	1,956,027	267,974
Accounts receivable, net	38,038	83,065	11,380
Other receivables, net	50,315	62,479	8,560
Loans receivable, net	13,425	6,964	954
Prepaid expenses and other assets, net	165,957	159,102	21,797
Investments, net	1,067,444	879,604	120,505
Operating lease right-of-use assets, net	18,156	11,153	1,528
Property, equipment and software, net	61,790	53,644	7,349
Intangible assets, net	29,498	4,626	634
TOTAL ASSETS	4,039,245	4,123,036	564,854
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deferred revenue	5,326	—	—
Payroll and welfare payable	10,957	11,470	1,571
Taxes payable	297,744	307,170	42,082
Accrued expenses and other liabilities	126,426	131,467	18,011
Operating lease liabilities	14,721	9,575	1,312
Amounts due to related parties	5,505	6,022	825
Deferred tax liabilities	6,049	763	105
TOTAL LIABILITIES	466,728	466,467	63,906
Commitments and Contingencies (Note 20)

Shareholders’ equity:
Class A ordinary shares	1	1	—
Class B ordinary shares	1	1	—
Additional paid-in capital	5,713,935	5,712,976	782,675
Statutory reserves	465,495	470,542	64,464
Deficit	(2,826,543)	(2,781,606)	(381,078)
Accumulated other comprehensive (loss) income	165,009	199,863	27,381
Total 9F Inc. shareholders’ equity	3,517,898	3,601,777	493,442
Non-controlling interest	54,619	54,792	7,506
Total shareholders’ equity	3,572,517	3,656,569	500,948
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,039,245	4,123,036	564,854

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024	2024
Revenues:	RMB	RMB	RMB	US$
Sales income	154,906	142,628	124,973	17,121
Cost of goods sold	(46,424)	(61,654)	(29,751)	(4,076)
Gross Profit	108,482	80,974	95,222	13,045
Post-origination services	35,820	3,629	5,326	730
Technical services	327,245	247,770	143,648	19,680
Wealth management	43,696	18,422	36,027	4,936
Total revenues (excluding cost of goods sold)	561,667	412,449	309,974	42,467
Other operating expenses and fees:
Sales and marketing	(62,243)	(27,801)	(14,089)	(1,930)
Origination and servicing	(69,018)	(53,525)	(78,097)	(10,699)
General and administrative	(374,882)	(270,290)	(222,928)	(30,541)
Provision for doubtful contract assets and receivables	(159,380)	(192,756)	(10,565)	(1,447)
Total operating expenses and fees (including cost of goods sold)	(711,947)	(606,026)	(355,430)	(48,693)
Operating Loss	(150,280)	(193,577)	(45,456)	(6,226)
Interest income	47,587	97,669	84,622	11,593
Impairment loss of investments	(181,820)	(27,928)	(4,590)	(629)
Impairment loss of goodwill	(200)	(24,809)	—	—
Impairment loss of intangible assets	—	—	(20,488)	(2,807)
Impairment loss of long-term prepayment	(274,996)	—	—	—
Unrealized (loss) gain investment in marketable securities	(47,998)	(2,415)	5,161	707
Dividend income from cost method investments	2,230	875	1,877	257
(Loss) gain from disposal of subsidiaries	(9,265)	(75)	754	103
Dividend received from available for sale investment	—	2,257	2,294	314
Gain on held-to-maturity investment	—	186	179	25
Exchange (loss) income	(808)	(4,289)	791	108
Other income, net	12,804	222	1,838	252
(Loss) income before income tax expense and loss in equity method investments	(602,746)	(151,884)	26,982	3,697
Income tax expense	(11,623)	(7,745)	(13,982)	(1,915)
Income from equity method investments, net of tax of, RMB15,160, RMB14,683 and RMB28,337 in 2022, 2023 and 2024, respectively	19,432	19,280	37,157	5,090
Net (loss) income	(594,937)	(140,349)	50,157	6,872
Loss (income) attributable to the non-controlling interest shareholders	196	159	(173)	(24)
Net (loss) income (attributable to the Company’s ordinary shareholder)	(594,741)	(140,190)	49,984	6,848
Earnings (loss) per share
Basic	(2.55)	(0.60)	0.21	0.03
Diluted	(2.55)	(0.60)	0.21	0.03
Weighted Average Shares Outstanding
Basic	233,237,695	235,499,660	235,499,660	235,499,660
Diluted	233,237,695	235,499,660	235,904,267	235,904,267
Earnings per ADS (1 ADS equals 20 Class A ordinary shares)
Basic	(51.00)	(11.91)	4.24	0.58
Diluted	(51.00)	(11.91)	4.24	0.58

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net (loss) income	(594,937)	(140,349)	50,157	6,872
Other comprehensive income :
Foreign currency translation adjustment	146,098	74,021	34,854	4,774
Total comprehensive (loss) income	(448,839)	(66,328)	85,011	11,646
Total comprehensive (loss) income attributable to the non-controlling interest shareholders	196	159	(173)	(24)
Total comprehensive (loss) income attributable to the Company’s ordinary shareholder	(448,643)	(66,169)	84,838	11,622

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except for number of shares and per share data)

	9F Inc. Shareholders’ Equity
						Accumulated	Total
	Ordinary shares		Additional			other	9F Inc.	Non-	Total
	Number		paid-in	Statutory		comprehensive	shareholders’	controlling	shareholders’
	of shares	Amount	capital	reserve	Deficit	income (loss)	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	231,323,675	2	5,780,609	466,468	(2,057,772)	(55,107)	4,134,200	55,747	4,189,947
Share-based compensation	4,142,985	—	5,459	—	—	—	5,459	—	5,459
Net loss	—	—	—	—	(594,741)	—	(594,741)	(196)	(594,937)
Disposal of subsidiaries	—	—	—	(973)	(33,840)	(3)	(34,816)	(770)	(35,586)
Other comprehensive loss	—	—	—	—	—	146,098	146,098	(3)	146,095
Balance as of December 31, 2022	235,466,660	2	5,786,068	465,495	(2,686,353)	90,988	3,656,200	54,778	3,710,978
Share-based compensation	—	—	(72,133)	—	—	—	(72,133)	—	(72,133)
Net loss	—	—	—	—	(140,190)	—	(140,190)	(159)	(140,349)
Other comprehensive loss	—	—	—	—	—	74,021	74,021	—	74,021
Balance as of December 31, 2023	235,466,660	2	5,713,935	465,495	(2,826,543)	165,009	3,517,898	54,619	3,572,517
Share-based compensation	—	—	(959)	—		—	(959)	—	(959)
Net income	—	—	—	—	49,984	—	49,984	173	50,157
Provision for statutory reserve	—	—	—	5,047	(5,047)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	34,854	34,854	—	34,854
Balance as of December 31, 2024	235,466,660	2	5,712,976	470,542	(2,781,606)	199,863	3,601,777	54,792	3,656,569

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2024
	RMB	RMB	RMB	US$((Note 2)
Cash Flows from Operating Activities:
Net (loss) income	(594,937)	(140,349)	50,157	6,872
Depreciation	18,767	11,952	9,074	1,243
Amortization of intangible assets	2,233	5,637	4,144	567
Amortization of right-of-use assets	9,859	10,748	9,125	1,250
Deferred taxes	(604)	(1,077)	(5,285)	(724)
Share-based compensation	5,459	(72,133)	(959)	(131)
Gain from disposal of property and equipment	—	—	(416)	(57)
Share of income in equity method investments	(19,432)	(19,280)	(37,157)	(5,090)
Unrealized loss (gain) of investment in marketable securities	47,998	2,415	(5,161)	(707)
(Loss) income from disposal of subsidiaries	9,265	75	(754)	(103)
Impairment loss of equity securities without readily determinable fair value	164,161	28,984	5,000	685
Impairment loss of equity method investment	3,452	—	—	—
Impairment loss of held-to-maturity investment	14,207	—	—	—
Impairment loss of intangible assets	—	—	20,488	2,807
Gain from disposal of held-to-maturity investment	—	(186)	(179)	(25)
Dividend income from cost method investment	(2,230)	(875)	(1,877)	(257)
Provision for allowance for doubtful accounts	159,380	192,756	10,565	1,447
Impairment loss of long-term prepayment	274,996	—	—	—
Impairment of goodwill	200	24,809	—	—
Accretion of interest on HTM investments	—	(17,012)	(11,303)	(1,548)
Changes in operating assets and liabilities
Accounts receivable	(8,990)	52,788	(33,765)	(4,626)
Interest receivable	—	—	33,300	4,562
Other receivables	(6,355)	63,548	(1,995)	(273)
Loan receivables	8,762	(965)	(6,181)	(847)
Prepaid expenses and other assets	254,145	56,779	6,855	939
Amount due to related parties	(18,824)	(519)	—	—
Accrued expenses and other liabilities	(216,903)	(116,328)	5,042	691
Income tax payable	22,701	(12,964)	9,426	1,292
Payroll and welfare payable	1,203	(4,787)	513	70
Deferred revenue	(38,015)	(3,629)	(5,326)	(730)
Operating lease liabilities	(9,594)	(13,839)	(6,838)	(937)
Net cash provided by operating activities	80,904	46,548	46,493	6,370
Cash Flows from Investing Activities:
Purchases of property, equipment and software and intangible assets	(44,812)	(5,744)	(1,140)	(156)
Proceeds from sale of property and equipment	207	1,391	773	106
Purchase of term deposits	(227,432)	(341,636)	(596,903)	(81,775)
Redemptions of term deposits	78,294	227,432	633,697	86,816
Acquisitions of subsidiaries, net of cash acquired	(2,897)	(14)	—	—
Purchase of marketable securities	(245,017)	(364,011)	(3,304,541)	(452,720)
Disposals of marketable securities	166,155	134,310	1,774,785	243,145
Disposals of subsidiaries, net of cash disposed	—	—	9,301	1,274
Purchases of long-term investments	(3,000)	(529,521)	(125,548)	(17,200)
Disposal of long-term investments	34,181	—	317,593	43,510
Loans to related parties	(51,030)	(55,275)	(44)	(6)
Net cash used in investing activities	(295,351)	(933,068)	(1,292,027)	(177,006)
Cash Flows from Financing Activities:
Net cash provided by financing activities	—	—	—	—
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	107,124	74,534	69,127	9,469
Net decrease in cash, cash equivalent, and restricted cash	(107,323)	(811,986)	(1,176,407)	(161,167)
Cash, cash equivalent, and restricted cash at the beginning of the year	2,739,329	2,632,006	1,820,020	249,342
Cash, cash equivalent, and restricted cash at the end of the year	2,632,006	1,820,020	643,613	88,175
Supplemental disclosures of cash flow information:
Cash paid for income taxes	21,629	24,224	8,523	1,168
Reconciliation to amounts on consolidated balance sheets at the beginning of the year:
Cash and cash equivalents	2,443,419	2,433,279	1,686,342	231,028
Restricted cash	295,910	198,727	133,678	18,314
Total cash, cash equivalents, and restricted cash at the beginning of the year	2,739,329	2,632,006	1,820,020	249,342
Reconciliation to amounts on consolidated balance sheets at the end of the year:
Cash and cash equivalents	2,433,279	1,686,342	379,350	51,971
Restricted cash	198,727	133,678	264,263	36,204
Total cash, cash equivalents, and restricted cash at the end of the year	2,632,006	1,820,020	643,613	88,175

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(Amounts in thousands except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

9F Inc. (the “Company” or “9F”) was incorporated under the laws of the Cayman Islands on January 24, 2014. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are digital technology service providers aiming to empower institutional partners with advanced financial technologies as well as attract investors with investment opportunities. The Group provides technology empowerment services to institutional partners and wealth management services to individual customers and offers an e-commerce business through third-party e-commerce platforms. Pursuant to industry-wide policy requirements, the Group ceased its online lending information intermediary services in China in 2020.

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

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through three PRC domestic companies, Jiufu Shuke, Beijing Yi Qi Mai and Beijing Puhui Lianyin Information Technology Limited (“Beijing Puhui”), whose equity interests are held by certain management members and the Founders of the Group. The Group established four wholly-owned foreign invested subsidiaries in the PRC, Beijing Shuzhi Lianyin Technology Co., Ltd (“Shunzhi Lianyin”), Zhuhai Xiaojin Hulian Technology Co., Ltd (“Xiaojin Hulian”), Zhuhai Wukong Youpin Technology Co., Ltd (“Wukong Youpin”), and Qinghai Fuyuan Network Technology (Shenzhen) Co., Ltd (“Qinghai Fuyuan”, together with Shunzhi Lianyin, Xiaojin Hulian, and Wukong Youpin collectively referred as the “WFOEs”).

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB
Assets:
Cash and cash equivalents	1,418,792	307,496
Investment in marketable securities	52,637	1,422,725
Accounts receivable, net	41,903	84,502
Other receivables, net	55,081	55,840
Loan receivables, net	—	6,964
Amounts due from related parties	425	36,088
Prepaid expenses and other assets	154,162	147,209
Investments, net	478,022	797,573
Operating lease right-of-use assets, net	9,883	6,274
Property, equipment and software, net	55,201	48,103
Intangible assets, net	13,902	—
Total assets	2,280,008	2,912,774
Liabilities:
Deferred revenue	5,234	—
Payroll and welfare payable	10,778	11,467
Income taxes payable	292,537	301,935
Accrued expenses and other liabilities	68,267	73,385
Operating lease liabilities	6,313	4,696
Amounts due to related parties	926,704	1,012,124
Deferred tax liabilities	3,476	—
Total liabilities	1,313,309	1,403,607

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	535,149	396,650	271,164
Net (loss) income	(357,418)	(73,079)	83,076

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by operating activities	251,106	339,806	25,148
Net cash provided by (used in) investing activities	76,163	(5,021)	(1,136,444)
Net cash provided by financing activities	—	—	—

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

Revenue-producing assets held by the VIEs include certain internet content provision (“ICP”) licenses and other licenses, domain names and trademarks. The ICP licenses and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC and therefore are integral to the Group’s operations. The ICP licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

The VIEs contributed an aggregate of 96.17% and 87.48% of the consolidated net revenues for the years ended December 31, 2023 and 2024, respectively. The remaining revenues are from South Asia and HK. As of December 31, 2023 and 2024, the VIEs accounted for an aggregate of 56.45%, and 70.65%, respectively, of the consolidated total assets, and 281.39% and 300.60%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net (loss) income, shareholders’ equity, or cash flows as previously reported.

Going Concern Consideration

Management acknowledges the Company achieved profitability during the year ended December 31, 2024, and believes that the Company has sufficient cash to continue operations for at least a year from the release date of this report.

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

Sales income

Sales income from sales of the products to end customers directly through the online stores run on third party e-commerce platforms with a platform service agreement. Under the platform service agreement, the Group sets up online stores on the platforms to sell the Group’s products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sales contracts directly with the end customers. The platforms do not take control of the goods and do not include sales contracts with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. The quotation of the goods contains the shipping and handling fee, which will be deducted during the settlement. The Group initiates the recognized sales fee and is paid by the third-party e-commerce platform. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods. If customers report defects after receipt but are still within the warranty period (varies from 6 months to 24 months), we will have the defective goods repaired, replaced or take another appropriate action to compensate timely, usually within 48 hours. Based on this experience, the Group had not have recognized estimated any warranty obligation as of December 31, 2024.

The Group identifies its performance obligation to transfer control of the products ordered on the e-commerce platform to the customers.

The Group recognizes sales income upon delivery of the product to end customers in an amount equal to the contract sales prices less estimated sales allowances for sales returns and sales incentives. Estimated sales allowances for sales returns, rebates, incentives and price protection are made based on contract terms and historical patterns. For the years ended December 31, 2022, 2023 and 2024, RMB874, RMB262 and RMB216, respectively, were returned to the Group.

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

Online Lending Information Intermediary Services revenue (under legacy business). Through its online platform, the Group provided intermediary services for the personal financing products, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). The Group also provided one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). The Group has determined that it was not the legal lender or borrower in the loan origination and repayment process but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group did not record loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform. The Group considered its customers to be both the investors and borrowers. The Group considered the loan facilitation services and post origination services as two separate services, which represented two separate performance obligations under Topic 606, as these two deliverables were distinct in that customers could benefit from each service on its own and the Group delivered the services were separately identifiable from each other in the contract.

In December 2020, the Group ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on its online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by the Group and a licensed asset management company, the rights of investors in existing loans underlying the legacy products were transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated became nil and loan facilitation services were nil in 2022, 2023 and 2024, and the asset management company provided the existing investors with services in relation to the return of their remaining investment in loans in the direct lending program. Through its direct lending program, the Group provided traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed the Group’s risk assessment. Please refer to the Company’s earlier annual reports on Form 20-F for detailed information with respect to our legacy business.

Revenues of legacy business recognized in 2022, 2023 and 2024 were RMB 35,820, RMB3,629 and RMB5,326, respectively, which are presented in post-origination services in the consolidated statements of operations.

Wealth management

Wealth management revenues are from Internet securities services, commission and brokerage income, management fee income and agency fee income, and are from insurance services, customers referral income.

The Group offers convenient and effective global asset allocation services, especially offshore securities investment services and IPO subscription service charge income, to individual investors to connect them with Hong Kong and U.S. stock markets. Internet Securities Services generate revenue from commissions through customers’ transactions in stocks by providing brokerage services for its customers.

The Group enters into insurance service contracts with insurance companies with a pre-agreed commission. The commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium paid to the insurance companies from sales facilitated by the group. For insurance services, the single performance obligation identified is to provide facilitation services to the insurance companies.

For each type of wealth management services, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring the promised service to customers. The Internet Securities Service is recognized at a point in time on the trade date when the performance obligation is satisfied. The insurance service commissions are earned when each individual service is completed.

Value added taxes (“VAT”)

The Group is subject to value added tax, or VAT, at a rate 13% or 9% on sales of products, and at a rate of 6% on services rendered by the Group, less any deductible VAT the Group has already paid or borne, at a VAT rate 3% for small-scale taxpayers with rate 2% deduction. VAT is reported as a deduction to revenue when incurred which resulted in a VAT payable of RMB6,065, and RMB2,670 for the years ended December 31,2023 and 2024, respectively. The net VAT balance between input VAT and output VAT is included in taxes payable and prepaid expenses and other assets on the balance sheet.

Disaggregation of revenues

The Group manages its business through a digital technology and wealth management service provider aiming to empower institutional partners with advanced financial technologies as well as attract investors with investment opportunities that come with the vast potential of China’s new consumer economy and the appreciation of global assets and access to quality products at competitive price. These financial products are categorized by the Group as technical services, sales income, online lending platform services and others. Online lending platform services we offer to our borrowers in two ways: (i) facilitation service fees paid by institutional partners; (ii) post origination service fees paid by borrowers. The following table illustrates the disaggregation of revenues by services offering in 2022, 2023 and 2024, respectively.

	December 31,	December 31,	December 31,
	2022	2023	2024
Technical services	327,245	247,770	143,648
Sales income	154,906	142,628	124,973
Post-origination services	35,820	3,629	5,326
Wealth management	43,696	18,422	36,027
Total	561,667	412,449	309,974

Deferred Revenue

Deferred revenue consists of post origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenues are recognized ratably as revenue when the post-origination services are delivered during the loan period. Revenue recognized during the year December 31, 2024 that was included in the deferred revenue balance at the beginning of the year was RMB5,326.

Quality assurance fund liability

In order to provide assurance for investors, the Group established an investors’ protection plan. The Group cooperated with third party guarantee and insurance companies, who provided investor protection services to replace the former quality assurance fund model, and the Group has no legal obligation to make compensation payments to investors on defaulted loans, and therefore no longer records a quality assurance fund liability in accordance with ASC 405-20, Extinguishments of liabilities. For details of the investors’ protection regime established by the Company and changes thereof, please refer to earlier annual reports on Form 20-F filed by the Company.

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

The carrying amounts of the Group’s financial instruments approximate their fair values because of their short-term nature. The Group’s financial instruments include cash, accounts receivable, marketable securities, term deposits, long-term investments, amount due from related parties, amount due to related parties, and accrued expenses and other liabilities.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities of three months or less. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

The restricted cash primarily consists of amounts received from investors for the purpose of buying or selling securities on their behalf, and certain judicial freezing order. The obligation to maintain such restricted deposits is expected to be terminated within the next twelve months. As of December 31, 2023, and 2024, the Group had restricted bank deposits of RMB133,678 and RMB264,263, respectively. The detailed restricted funds are, i) restricted funds due to brokage business which is restricted and governed by Securities and Futrues Rules under Securities and Futures Ordinance, the amount was RMB 82,106 and RMB 93,878 as of December 31, 2023, and 2024, respectively. ii) restricted funds due to lawsuits which were related to certain judicial freezing order, the amount was RMB28,780 and RMB147,094 as of December 31, 2023, and 2024, respectively. iii) required government reserves, the amount was RMB22,792 and RMB 23,291 as of December 31, 2023, and 2024, respectively

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year. As of December 31, 2023, and 2024, the Group had term deposits of RMB346,636 and RMB262,759, respectively.

Investment in marketable securities

The Group invests in marketable equity securities to meet business objectives. The marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets. The Group purchases common stocks, funds, floating rate bonds and Bond Linked Note on 30 year US Treasury on the open market through bank and securities companies. As of December 31, 2023, and 2024, the Group had investment in marketable securities of RMB427,966 and RMB1,956,027, respectively.

Loans receivable

Loans receivable are measured at amortized cost with interest accrued based on the contract rate. The Group evaluates the credit risk associated with the loans and estimates the cash flow expected to be collected over the life of the loan on an individual basis based on the current expected credit loss (“CECL”) methodology, the borrowers’ financial position, their financial performance, collection effect and their ability to continue to generate sufficient cash flows. An allowance for doubtful accounts has been established for the loans with collection issues. Provision for uncollectable loans was recorded in the amount of RMB575,884 and RMB386,510 for the years ended December 31, 2023 and 2024, respectively.

Inventories, net

Inventories consisting of products available for sale are valued at the lower of cost or net realizable value with cost determined using the first-in, first-out cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when future estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). Certain costs attributable to buying and receiving products, such as freight in, are also included in inventories. As of December 31, 2023, and 2024, the Group had inventories, net of RMB1,950 and RMB998 included in “Prepaid expenses and other assets” in the balance sheets, respectively.

Allowance for doubtful accounts

Accounts receivable, other receivables, loans receivable and amounts due from related parties are stated at their historical carrying amount net of write-offs and an allowance for doubtful accounts. The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC326”). The Group continuously monitors collections from its borrowers and customers and maintains an allowance for doubtful accounts based on various factors, including aging, historical collection data, specific collection issues that have been identified, borrower concentration, general economic conditions and other factors surrounding the credit risk of specific borrowers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined it is probable that the balance will not be collected. The movement of the allowance for doubtful accounts is as follows:

	Accounts receivable	Other receivables	Loans receivable	Amounts due from related parties	Total
	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	1,444,582	26,861	441,359	142,780	2,055,582
Provision for doubtful accounts	2,256	2,329	133,717	61,775	200,077
Reversals	(852)	(515)	—	(6,500)	(7,867)
Write-offs	—	—	—	—	—
Foreign currency translation adjustment	36	1,259	808	—	2,103
Balance at December 31, 2023	1,446,022	29,934	575,884	198,055	2,249,895
Provision for doubtful accounts	748	8,716	13,642	997	24,103
Reversals	(12,011)	(90)	(1,000)	(437)	(13,538)
Write-offs	—	—	(202,900)	—	(202,900)
Foreign currency translation adjustment	65	666	884	—	1,615
Balance at December 31, 2024	1,434,824	39,226	386,510	198,615	2,059,175

Refer to Note 3 - Loans Receivable for further information on the allowance for loans receivable and Note 4-Prepaid expenses and other assets for further information on allowance for prepaid expenses and other assets. Refer to Note 10-Related party balances and transactions for further information on the allowance for related party loans receivable.

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

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. There were no business acquisitions in 2023 and 2024. The business acquisition of Lion Global Financial Limited was finalized in 2022.

Investments

The Group’s investments consist of equity securities without readily determinable fair values, equity method investments, held-to-maturity and available-for-sale investments.

a.	Equity securities without readily determinable fair value

Historically, for investee companies over which the Group did not have significant influence and a controlling financial interest, the Group accounts for these as cost method investments under ASC 325-20. These financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction on the cost of the investment. The impairment losses on the equity securities without readily determinable fair values during the years ended December 31, 2022, 2023 and 2024 were RMB164,161, RMB28,984, and RMB5,000, respectively.

b.	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”),the Group subsequently adjusts the carrying amount of its investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of each equity investee’s movement in accumulated other comprehensive income or loss is recognize in other comprehensive income (loss). The Group will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to less than 20% ownership.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other than temporary. The Group estimates the fair value of the investee company based on comparable quoted prices for similar investments in an active market, if applicable, or a discounted cash flow approach which requires significant judgments, including the estimate of future cash flows, which is dependent on internal forecasts, the estimate of long term growth rate of a company’s business, the estimate of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The impairment losses on the Group’s equity method investments were RMB3,452, nil and nil during the years ended December 31, 2022, 2023 and 2024, respectively.

The tables below present the summarized financial information of the Group’s equity investments under equity method, as provided to the Company by the investee, for the unconsolidated company:

	December 31, 2023	December 31, 2024
	RMB	RMB
Current assets	13,365,772	18,189,130
Noncurrent assets	669,456	706,196
Current liabilities	12,492,028	17,220,595

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenue	855,517	1,000,411	1,294,919
Gross profit (loss)	353,821	438,801	1,029,276
Income/(loss)from operations	107,998	108,760	184,150
Net income/(loss)	84,652	75,266	132,393
Net income/(loss) attributable to the investees’ ordinary shareholders	84,652	75,266	132,393

The balance of held-to-maturity securities are recorded at amortized cost. As of December 31, 2023, and 2024, the balance of held-to-maturity securities were RMB509,392 and RMB287,395, respectively. please refer to Note 6- Investments for further details.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. The amendments in this ASU and its subsequent amendments are effective for annual reporting periods beginning after January 1, 2024. While we continue to evaluate certain aspects of the new standard, we do not expect the new standard to have a material effect on our financial statements.

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

Based on the Group’s impairment assessment, the goodwill recognized for the years ended December 31, 2022, 2023 and 2024 was RMB56,625, RMB81,632 and RMB78,922, respectively. The Group recognized impairment loss of goodwill RMB 200, RMB 24,809 and nil for the years 2022, 2023 and 2024, respectively.

Intangible assets

Intangible assets consist of purchased license assets, which are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 5 to 20 years. Please refer to Note 8 for further details.

Property, equipment and software, net

Property, equipment and software consists of computer and transmission equipment, furniture and office equipment, office buildings, software, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and office equipment	4-5 years
Office Building	20 years
Software	5 years
Leasehold improvements	Over the shorter of the remaining lease term or estimated useful life

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support expenses for the operation of the insurance brokerage business.

Sales and marketing

Selling and marketing expenses consists primarily of various marketing expenses, including those related to user acquisition and retention RMB62,243, RMB27,801 and RMB14,089 for the years ended December 31, 2022, 2023 and 2024, respectively.

General and Administrative Expenses

General and administrative expenses mainly consist of salaries, bonuses, benefits, office facilities and other support overhead costs, professional services fees as well as non-recurring items.

Cost of goods sold

Cost of goods sold primarily consists of the purchase price of products, packaging material, handling costs and product delivery costs. Cost of goods sold is related to sales income. Cost of goods sold were RMB46,424, RMB61,654 and RMB29,751 for the years ended December 31, 2022, 2023 and 2024, respectively.

Advertising costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising costs. Advertising costs are included in sales and marketing expenses in the consolidated statements of operations. Advertising costs were RMB19, RMB10 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Government subsidy income

The Group receives government grants and subsidies in the PRC from various local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statements of operations in the period the cash was received. The government grants received by the Group were RMB512, RMB407 and RMB311 for the years ended December 31, 2022, 2023 and 2024, respectively.

Leases

The Group leases certain office premises in different cities in the PRC and overseas under operating leases. In accordance with FASB ASC Topic 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement date. The Group measures its lease liabilities based on the present value of the total lease payments to be paid discounted based on the more readily determinable rate implicit in the lease or the Groups incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of corporate debt of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding present value of lease payments adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available for use by the Group. The Group’s leases have remaining lease terms of up to 1.4 years. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

Deferred income taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for net operating loss carryforwards.

Net deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operations. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that a portion of or all of the net deferred tax assets will not be realized.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operation and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023 and 2024.

Share-based compensation

Share-based payment transactions with employees and management, such as share options, are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions are recognized when it is probable that the performance condition will be achieved. The Group has elected to recognize forfeitures when they occur.

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

Foreign currency translation

The Group’s functional and reporting currency is RMB. The functional currency of the Group’s entities in Hong Kong is Hong Kong dollars and US dollar. The functional currency of the Group’s entities in Singapore is Singapore dollar. The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”).

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

Convenience translation

Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993 on December 31, 2024, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into the US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)	Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB1,398,700 and RMB171,101, which were denominated in RMB at December 31, 2023 and 2024, respectively, representing 82.94% and 45.10% of the cash and cash equivalents at December 31, 2023 and 2024, respectively. As of December 31, 2024, The Group’s total cash and cash equivalents held representing 45.1%,24.5%,15.7%and 14.7% of RMB, USD, HKD and other foreign currencies, respectively.

ii)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and 2024, the majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit ratings for issuer, product risk rating and low historical default rate and holding period. As of December 31, 2023 and December 31, 2024 the majority of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. As of December 31, 2024, The Group’s total cash and cash equivalents held representing 45.1%,24.5%,15.7%and 14.7% of RMB, USD, HKD and other foreign currencies, respectively. According to the Deposit Insurance Regulation in different areas, RMB36,500 was insured and RMB134,601 was not insured in mainland China with the policy of RMB500 insured by each banking financial institution, RMB6,108 was insured and RMB195,372 was not insured in HK, with the policy of HKD500 insured by each banking financial institution, RMB3,650 was insured and RMB1,476 was not insured in America with the policy of $250,000 insured by each banking financial institution, RMB1,643was not insured in Southeast Asia with the policy of nil insured. Accounts receivables are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group made loans to third-party companies under loan agreements and is exposed to credit risk in the case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal balance plus accrued interest on the balance sheets dates. As of December 31, 2023 and2024, there was RMB13,425 and RMB6,964 of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor. Refer to Note 2 Details of the VIE for concentrations in the geographic areas.

There were revenues of RMB55 million (representing 18%) and RMB49 million (representing 16%) from customer A, customer C individually represented greater than 10% of the total net revenues for the year ended December 31, 2024.

There were accounts receivable of RMB28 million (representing 33%) and RMB15 million (representing 18%) from customer C and customer A individually represented greater than 10% of the total accounts receivable for the year ended December 31, 2024.

There were revenues of RMB125 million (representing 30%) and RMB63 million (representing 16%) from customer A, customer B individually represented greater than 10% of the total net revenues for the year ended December 31, 2023.

There were accounts receivable of RMB28 million (representing 52%) from customer A represented greater than 10% of the total accounts receivable for the year ended December 31, 2023.

There were revenues of RMB 185 million (representing 33%) and RMB 87 million (representing 16%) from customer A and customer C individually represented greater than 10% of the total net revenues for the year ended December 31, 2022.

iii)	Fair value risk

The assets of this group that are measured at fair value include investment in marketable securities and available-for-sale investment. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. When our assessment indicates that an impairment exists, we write down the investment to its fair value. The assets measured at fair value by this group were RMB463,051 and RMB2,036,851 at December 31,2023 and2024, respectively, representing 11% and 49% of the total assets as of December 31, 2023 and 2024 respectively.

iv)	Legal risk

From time to time, the Group are subject to legal proceedings in relation to the operation of our business and legacy business. We may be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, cash flows and reputation.” See “Note 19-COMMITMENTS AND CONTINGENCIES”.

v)	Cyber Security risk

All of our services are connected to and controlled and monitored by internet-based platforms administered by us or third-party providers. Additionally, we rely on internal computer networks for many of the systems used to operate the business generally. We may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and cyber-attacks. We take protective measures and endeavors to modify these internal systems as circumstances warrant to prevent unauthorized intrusions or disruptions. Through the date of this report, there were no cyber security issues.

Recent accounting pronouncements adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. The new guidance is required to be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this update beginning January 1, This guidance was effective for the Group from January, 2024. and there is no a material effect on the financial statements, please refer to Note 14 for further details

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU’s guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

3. LOANS RECEIVABLE, NET

	December 31,	December 31,
	2023	2024
Loans receivable	589,309	393,474
Less: allowance for doubtful accounts	(575,884)	(386,510)
Total	13,425	6,964

The Group entered into several loan agreements with third-party companies. As of December 31, 2024, the Group had RMB393,474 with terms ranging from 0.2 to 60 months with interest at nil to 9.5%, per annum.

The Group wrote off loans receivable of RMB202,900 because the Shijiazhuang Rongsheng Financial Service Company went out of business in 2024. The Group had RMB386,510 allowance for uncollectable loans receivable the year ended December 31, 2024, and has aRMB386,510 allowance for uncollectable loans receivable December 31, 2024.

The following table sets forth the aging of loans as of December 31, 2023 and December 31, 2024:

	1 - 89 days past due	90 days or more past due	Total past due	Current	Total loans
December 31, 2023	—	589,309	589,309	—	589,309
December 31, 2024	—	387,474	387,474	6,000	393,474

4. PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2023	2024
Inventory	1,950	998
Advances to suppliers	2,942	1,372
Prepaid taxes (i)	154,680	150,702
Prepaid service fees	10,602	10,323
Other	329	253
Less: impairment loss on advance to supplier and prepaid service fees	(4,546)	(4,546)
Total	165,957	159,102

(i)	Prepaid taxes were mainly the deductible VAT which can be deducted in the future

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

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2023	Level 1	Level 2	Level 3	Fair Value
Assets	RMB	RMB	RMB	RMB
Available for sale investment(i)	—	—	35,085	35,085
Investment in marketable securities	375,329	52,637	—	427,966
Total Assets	375,329	52,637	35,085	463,051
December 31, 2024
Assets
Available for sale investment	—	—	62,031	62,031
Investment in marketable securities	759,173	1,186,414	10,440	1,956,027
Total Assets	759,173	1,186,414	72,471	2,018,058

(i)	Available for sale investment please refer to Note 6 for further details.

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, restricted cash, term deposits, accounts receivable, other receivables, loans receivable, held-to-maturity investment, accrued expenses and other liabilities and amounts due from/to related parties are not presented in the above tables. The fair values of these financial instruments, approximate their carrying value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

6. INVESTMENTS

	Equity securities without readily	Equity	Held-to-	Available for
	determinable	method	maturity	sale
	fair value	investments	investment	investment	Total
	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	631,393	58,033	38,000	—	727,426
Additions	—	3,000	14,207	—	17,207
Disposals	—	(54,738)	(38,000)	—	(92,738)
Share of income in equity method investments	—	19,432	—	—	19,432
Impairment charges	(164,161)	(3,452)	(14,207)	—	(181,820)
Impact of accounting method changes	(390,019)	390,019	—	—	—
Impact of exchange rate	25,297	15,403	—	—	40,700
Balance at December 31, 2022	102,510	427,697	—	—	530,207
Additions	—	—	470,000	35,968	505,968
Disposal	—	—	(1,056)	—	(1,056)
Adjustment of interest on held-to-maturity investments	—	—	40,448	—	40,448
Accumulated other comprehensive income	—	—	—	(883)	(883)
Share of income in equity method investments	—	19,280	—	—	19,280
Impairment charges	(28,983)	—	—	—	(28,983)
Impact of accounting method changes	—	—	—	—	—
Impact of exchange rate	752	1,711	—	—	2,463
Balance at December 31, 2023	74,279	448,688	509,392	35,085	1,067,444
Additions	—	—	100,000	25,548	125,548
Disposal	—	(24,946)	(333,710)	—	(358,656)
Adjustment of interest on held-to-maturity investments	—	—	11,713	—	11,713
Accumulated other comprehensive income	—	—	—	388	388
Share of income in equity method investments	—	37,157	—	—	37,157
Impairment charges	(5,000)	—	—	—	(5,000)
Impact of accounting method changes	—	—	—	—	—
Impact of exchange rate	—	—	—	1,010	1,010
Balance at December 31, 2024	69,279	460,899	287,395	62,031	879,604

Equity securities without readily determinable fair value

The following table sets forth the Group’s equity securities without readily determinable fair value:

	December 31,	December 31,
	2023	2024
	RMB	RMB
EZhou Rural Commercial Bank (i)	40,000	40,000
Ningbo Weilie investment management partnership (limited partnership) (“Ningbo Weilie”) (ii)	20,000	20,000
Others	14,279	9,279
Total	74,279	69,279

(i)	In December 2017, the Group purchased an 2.0% equity interest in EZhou Rural Commercial Bank for cash consideration of RMB40,000. No impairment existed at December 31, 2023,2024. Ezhou Rural Commercial Bank has been consistently profitable in the past three years.
(ii)	In December 2017, the Group purchased an 8.50% equity interest in Ningbo Weilie for cash consideration of RMB20,000. No impairment existed at December 31, 2023 and December 31, 2024, and there was no observable price changes for the year ended December 31, 2022, 2023 and 2024.

Equity method investments

	December 31, 2023	December 31, 2024
	RMB	RMB
PT.TIRTA Finance(i)	24,946	—
Hubei Consumption Financial Company (“Hubei Consumption”) (ii)	420,697	459,213
Others	3,045	1,686
Total	448,688	460,899

(i)	In June 2021, the Group sold 40% of PT.TIRTA Finance to Trusty Cars Pte. Ltd (a third party) and 5% of PT.TIRTA Finance to PT SAHABAT MITRA (a third party), and therefore deconsolidated PT.TIRTA Finance and recorded a loss of RMB582. The fair value on the day of disposal was RMB 49,927 using the asset-based method based on various assumptions, e.g. Fair market, going concern, policy stability, etc. In May 2024, the Group sold 40% of PT.TIRTA Finance to Trusty Cars Pte. Ltd (a third party) and recorded a loss of RMB8,306.

(ii)	In December 2019, the Group paid RMB361,100 in cash in exchange for a 24.5% equity interest in Hubei Consumption. No impairment existed at December 31, 2023 and December 31, 2024, and there were no observable price changes for the year ended December 31, 2024. Equity income of Hubei Consumption for the years ended December 31, 2022, 2023 and 2024 were RMB28,919, RMB30,678, and RMB38,516, respectively.

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

In 2024, the Group purchased a certificate of deposit at RMB100,000 as a held-to-maturity investment. This held-to-maturity investment is measured at amortized cost and the interest adjustment amount is RMB17,395. The group purchased Guangda Trust Jiuyi No.1 at RMB15,200 with interest at 8.2% in 2019, and held Guangda Trust as a held-to-maturity investment. The investment cost of Guangda Trust Jiuyi No.1 for the years ended December 31, 2022, 2023 and 2024 were RMB14,207, RMB13,151 and RMB12,741, respectively. The amount of impairment of Guangda Trust Jiuyi No.1 for the years ended December 31,2022,2023 and 2024 were RMB 14,207, RMB 13,151 and RMB 12,741 respectively.

Available for sale investment

In 2023, the Group purchased HSBC HOLDINGS PLC BOND for RMB35,969, which has a stated maturity within two years. The fair value was RMB37,126 and the unrealized gain for this investment was RMB147 for the year ended December 31, 2024.

In 2024, the Group purchased Standard Chartered Bank linked US Treasury notes for RMB25,548, which has a stated maturity within two years. The fair value was RMB24,905 and the unrealized loss for this investment was RMB643 for the year ended December 31, 2024.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Office building	51,142	51,142	51,142
Computer and electronic equipment	60,401	51,376	51,547
Furniture and office equipment	13,895	20,849	19,255
Leasehold improvements	9,339	9,013	6,035
Software	53,563	53,633	30,952
Total property and equipment	188,340	186,013	158,931
Accumulated depreciation and amortization	(95,655)	(100,927)	(105,287)
Impairment loss of software	(23,296)	(23,296)	—
Property, equipment and software, net	69,389	61,790	53,644

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2022, 2023 and 2024 were RMB18,767, RMB11,952 and RMB9,074, respectively.

8. INTANGIBLE ASSETS, NET

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Brokerage licenses	51,236	52,133	52,247
Trade Name	6,400	6,400	6,400
Technology	27,600	27,600	10,380
	85,236	86,133	69,027
Accumulated amortization	(32,881)	(39,415)	(43,913)
Impairment loss of intangible assets	(17,220)	(17,220)	(20,488)
Intangible assets, net	35,135	29,498	4,626

The amortization periods range from 5 years to 20 years. Amortization expenses on intangible assets for the years ended December 31, 2022, 2023 and 2024 were RMB2,233, RMB 5,637 and RMB4,144, respectively. As of December 31, 2024, the impairment of brokerage licenses was RMB20,488, the Group expects to record amortization expense related to intangible assets of RMB 1,028 for each of the next four and a half years.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2023	2024
	RMB	RMB
Accrued advertising and marketing fees	15,619	18,297
Payables related to service fees and others	56,361	52,258
Advanced from customers	315	1,342
Amounts due to customers for the segregated bank balances held on their behalf	50,494	57,166
Deposits	586	587
Other	3,051	1,817
Total accrued expenses and other current liabilities	126,426	131,467

10. RELATED PARTY BALANCES AND TRANSACTIONS

Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Nanjing Lefang	Investee with significant influence	Borrower acquisition and referral services purchased by the Group, consulting service provided to Nanjing Lefang by the Group, and related party loan
Hainan Chenxi Investment Consulting Co., Ltd (“Hainan Chenxi”)	Investee with significant influence (Since July 2020)	Related party loan and referral services
Diaobiao Zhonghai (Beijing）Technology Co., Ltd (“Diaobiao Zhonghai”)	Equity method investee (Since July 2020)	Capital
Zhongzheng Jinniu (Beijing) Investment Consulting Co., Ltd (“Zhongzheng Jinniu”)	Equity method investee (Since 2018)	Related party loan
Beijing Lize Jiaxing Technology Co., LTD (“Lize Jiaxing”)	Equity method investee (Since 2022)	Related party loan
Zhuhai Yuanxin Investment Partnership (“Zhuhai Yuanxin”)	Equity method investee (Since 2021)	Related party loan
Shuimu Online (Beijing) Technology Co., Ltd(Shuimu Online)	Equity method investee (Since 2020)	Related party loan

Details of related party balances and transactions as of and for the years ended December 31, 2022, 2023 and 2024 are as follows:

(1)	Revenue provided by related parties

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Hainan Chenxi	519	229	4

(2)	Amounts due from related parties

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Zhongzheng Jinniu	25,030	57,108	58,005
Hainan Chenxi	67,750	92,397	92,360
Nanjing Lefang	50,000	43,500	43,100
Zhuhai Yuanxin	—	5,000	5,000
Lize Jiaxing	—	50	150
Subtotal	142,780	198,055	198,615
Impairment	(142,780)	(198,055)	(198,615)
Total	—	—	—

The Group entered into several loan agreements with Hainan Chenxi and as of December 31, 2024, the Group had RMB92,360 loans receivable from Hainan Chenxi outstanding, with terms 6 months and interest at 5.5%. There were no new loan agreements between Group and Hainan Chenxi in 2024. Chenxi repaid accounts payable of RMB37 in 2024. Chenxi repaid accounts payable of RMB37, RMB665 in 2024 and March 31,2025, respectively.

The Group entered into several loan agreements with Zhongzheng Jinniu, and had RMB58,005 loans receivable from Zhongzheng Jinniu outstanding with terms 6 months and with interest at 14.00% as of December 31, 2024.

The Group had RMB150 loans receivable from Lize Jiaxing outstanding, with terms 6 months and with interest at 4.35%. The Group had RMB 5,000 loans receivable from Zhuhai Yuanxin outstanding, with terms 12 months and with interest at 4.35%. The Group had RMB43,500 loans receivable with Nanjing Lefang, with terms 7 months and with interest of nil. Nanjing Lefang repaid the loan of RMB400 and outstanding balance was RMB43,100 as of December 31, 2024.

Due to poor operations of Zhongzheng Jinniu , Hainan Chenxi, Nanjing Lefang and Zhuhai Yuanxin, the Group fully impaired the loans as of December 31, 2024.

(3)	Amounts due to related parties

	December 31, 2023	December 31, 2024
	RMB	RMB
Shuimu online	882	1,402
Nanjing Lefang	4,620	4,620
Diaobiao Zhonghai	3	—
Total	5,505	6,022

Nanjing Lefang provided referral services and consulting services to the Group. The Group had RMB4,620 payable to Nanjing Lefang.

11. INCOME TAXES

9F Inc. is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gains.

According to the HK regulations, HK entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million of profit earned by an HK entity will be taxed at 8.25%, and the remaining profits will be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can elect only one entity to benefit from the two-tiered tax rate.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to a 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group’s PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% under the EIT Law. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by the relevant governmental authorities every three years. Jiufu Shuke Technology Group Co, Ltd (“Jiufu Shuke”) was qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from October 2020 to October 2023. Beijing Jiufu Puhui Information Technology Co., LTD (“Jiufu Puhui”) was qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from December 2020 to December 2023. Beijing Puhui Lianyin Information Technology Co., LTD (“Puhui Lianyin”) was qualified as a “high and new technology enterprise” and was entitled to a  preferential income tax rate of 15% from October 2020 to October 2023. Shenzhen Fuben Network Technology Co., Ltd (“Fuben”), was qualified as a “high and new technology enterprise” from December 2021 to December 2024 and is entitled to a preferential income tax rate of 15% from December 2021 to December 2023. The expired tax preferences were not reapplied for. Shenzhen Xinchaoneng Digital Information Technology Co., Ltd (“Yilian”) was qualified as a “high and new technology enterprise” from December 2021 to December 2024. Beijing Yilian Digital Cloud Technology Co., Ltd (“Yilian”), a subsidiary of Beijing Lirongxing Trading Co., Ltd (“Lirongxing”), was qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15% from October 2023 to October 2026.

For the above-mentioned preferential tax treatments were expired, the group did not apply for preferential tax treatments again.

The Group’s subsidiary tax rate in Southeast Asia ranges from 20% to 22%.

The current and deferred components of the income tax expense which were substantially attributable to the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax	11,623	8,822	19,267
Deferred tax	—	(1,077)	(5,285)
Total	11,623	7,745	13,982

The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows：

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss before income tax expenses	(570,480)	(132,604)	64,138
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense at statutory tax rate	(142,620)	(33,151)	16,035
Non-recognized expense(income)	118,557	(4,760)	(15,033)
Change in valuation allowance	93,836	113,255	46,450
Adjustment on current income tax of the prior periods	(2,878)	1,739	432
Effect of tax holiday and preferential tax rates	4,184	(5,039)	(4,120)
Tax loss carryforwards	(56,230)	(46,469)	(25,921)
Share-based compensation expenses	1,332	(17,985)	769
Effect of different tax rates of entities operating in other jurisdictions	(4,558)	155	(4,630)
Income tax expense	11,623	7,745	13,982

The aggregate amount and per ordinary share effect of the tax holiday, the certification expiration date varies from October 21, 2023 to December 23, 2024 and preferential tax rates are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rates	(4,184)	5,039	4,120
The aggregate effect of the above on basic and fully diluted net (loss) income per ordinary share:-Basic and diluted	(0.02)	0.02	0.02

The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Allowance for doubtful accounts	502,396	558,579	506,843
Allowance for Credit Losses	—	4,424	4,322
Net operating loss carryforwards	406,264	401,423	406,811
Less: valuation allowance	(908,660)	(964,426)	(917,976)
Total deferred tax assets, net	—	—	—

The movements in the valuation allowance for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	586,541	908,660	964,426
Additions	322,119	75,742	5,528
Reversal	—	(19,976)	(51,978)
Balance at end of year	908,660	964,426	917,976

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Intangible asset from acquisition	7,126	6,049	763
Total deferred tax liabilities	7,126	6,049	763

As of December 31,2024, the Group had net operating losses of RMB1,594,937 arising from certain loss-making subsidiaries. The net operating losses can be used for five or ten years since its generation. The Company evaluates its valuation allowance requirements at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of the net deferred tax assets, the impact of the change on the valuation allowance is generally reflected in operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. For the year ended December 31, 2024, the Company provided a full valuation allowance against the net deferred tax assets because the Company assessed that the deferred tax assets are more likely to not to be realized, and therefore provided a full valuation allowance.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is for a period of three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2024, the Group is subject to examination of the PRC tax authorities.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”), are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2023 and December 31, 2024.

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

During the year ended December 31, 2022, 2023 and 2024, the Group did not grant and issue any shares.

During the year ended December 31, 2021, the Group granted 500,000 shares at the exercise price of RMB6.74 per share, and 4,425,211 shares at the exercise price of RMB0.06 per share.

●	500,000 share options will vest over 5 years based on vesting of 15%, 15%, 20%, 20% and 30% at each anniversary subsequent to the grant date

●	The 4,425,211 shares options granted all vested during the year ended December 31, 2021.

During the year ended December 31 2020, the Group granted 680,300 share options at the exercise price of RMB24.11 per share, 2,853,911 share options at the exercise price of $nil, 3,345,098 share options at the exercise price of RMB24.11 per share. These grants are subject to the following vesting conditions:

●	680,300 share options will vest over 5 years based on vesting of 15%, 20%, 20%, 20% and 25% at each anniversary subsequent to the grant date.

●	2,853,911 share options vested 1,426,955 on March 20, 2020 and 1,426,956 on April 20, 2020.

●	3,345,098 share options vested on May 28, 2020.

●	There are still 3,714,800 share options outstanding granted before 2019 that remain in existence.

The activity in share options is set out below:

	Number of	Weighted Average Exercise	Weighted Average Grant-date
	Options	Price	Fair Value
		RMB	RMB
Outstanding as of December 31, 2022	8,909,319	17.61	31.02
Granted	—	—	—
Exercised	—	—	—
Forfeited	(646,300)	14.72	67.37
Outstanding as of December 31, 2023	8,263,019	17.83	28.39
Granted	—	—	—
Exercised	—	—	—
Forfeited	(54,800)	24.11	44.75
Outstanding as of December 31, 2024	8,208,219	17.73	28.28

The following table summarizes information with respect to share options outstanding as of December 31, 2024:

	Options Outstanding		Options Exercisable
	Number	Weighted Average Remaining Contractual	Number	Weighted Average Remaining Contractual
Exercise Price	Outstanding	Life	Outstanding	Life
RMB
0.00	33,000	0.50	33,000	0.50
0.06	442,521	1.36	442,521	1.36
6.74	500,000	2.22	250,000	2.22
7.78	466,000	0.50	466,000	0.50
14.32	178,900	0.50	178,900	0.50
14.72	2,433,000	0.50	2,433,000	0.50
24.06	603,900	0.50	603,900	0.50
24.11	3,550,898	1.13	3,499,448	1.13
	8,208,219	0.92	7,906,769	0.88

A summary of share-based compensation recognized related to share options granted and ordinary shares issued is as follows:

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	RMB	RMB	RMB
General and administrative expenses	5,459	(72,133)	(959)

As of December 31, 2022, 2023 and 2024, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB13,786, RMB6,895 and RMB505, respectively. As of December 31, 2024, such cost was expected to be recognized over a weighted average period of 2.0 years. The expected cost is RMB119 and RMB386 for years ended December 31, 2025 and 2026, respectively.

13. ORDINARY SHARES

The Group’s Amended and Restated Memorandum of Association authorizes the Group to issue 4,600,000,000 ordinary shares with a par value of approximately US$0.00001 per share. As of December 31, 2023 and December 31, 2024, the Group had a total of 235,466,660 Class A and B ordinary shares issued and outstanding, respectively.

In August 2019, the Company completed its initial public offering and issued 8,085,000 ADSs (representing 8,085,000 Class A ordinary shares, without considering the change of ADS ratio to one ADS to 20 Class A ordinary shares effected on January 18, 2023). The net proceeds raised from the initial public offering and from exercising the over- allotment option by the underwriters were RMB463,065, net of issuance cost of RMB31,776. Upon the completion of the initial public offering, the 195,191,000 ordinary shares outstanding were classified into Class A and Class B ordinary shares, of which 128,228,600 shares were designated to Class A ordinary shares and 66,962,400 shares were designated to Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share at the option of the holder.

In 2022, the Company issued 4,142,985 Class A ordinary shares to Company management upon exercise of incentive awards. The Company did not issue any shares in 2023 and 2024.

Class A ordinary shares—The Company is authorized to issue 4,600,000,000 Class A ordinary shares with a par value of $0.00001 per share. As of December 31, 2023, and December 31, 2024, there were 174,304,260 Class A ordinary shares outstanding.

Class B ordinary shares—The Company is authorized to issue 200,000,000 Class B ordinary shares with a par value of $0.00001 per share. As of December 31, 2023, and 2024, there were 61,162,400 Class B ordinary shares outstanding.

Others—The Company is authorized to issue an additional 200,000,000 shares of such class or classes (however designated) as the board of directors may determine with a par value of $0.00001 per share. As of December 31, 2023, and 2024, no shares were authorized issued or outstanding.

In January 2023, 9F Inc. completed an ADS ratio change from one ADS representing one ordinary share to one ADS representing twenty ordinary shares. The ADS ratio change did not result in any change in the par value or number of outstanding ordinary shares of 9F Inc.

14. SEGMENT INFORMATION

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer of the Company, who reviews disaggregated financial information by segment when making decisions about allocating resources and assessing performance of the Company.

The Company’s operations are organized into Material segments, consisting of E-commerce services, technology Empowerment service and Wealth Management services. The tables below provide a summary of the Group’s segment operating results for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the year ended December 3l, 2024
	E-commerce services	Technology empowerment services	Wealth management services	Unallocated items(i)	Consolidated
Total revenues	124,973	143,648	41,353	—	309,974
Operating costs and expenses:
Cost of goods sold	29,751	—	—	—	29,751
Sales and marketing	5,916	7,626	547	—	14,089
Origination and servicing	—	47,331	30,766	—	78,097
General and administrative	36,640	32,302	42,376	111,610	222,928
Total operating costs and expenses	72,307	87,259	73,689	111,610	344,865
Operating income (loss)	52,666	56,389	(32,336)	(111,610)	(34,891)
Total other (loss) income, net	1,011	(20,288)	(4,697)	123,004	99,030
(Loss) income before income taxes	53,677	36,101	(37,033)	11,394	64,139
Income taxes	12,223	1,775	(1,857)	1,841	13,982
Net (loss) income	41,454	34,326	(35,176)	9,553	50,157
Less: net (loss) income attributable to noncontrolling interests	—	—	(6)	179	173
Net (loss) income attributable to 9F, Inc.	41,454	34,326	(35,170)	9,374	49,984

	For the year ended December 3l, 2023
	E-commerce services	Technology empowerment services	Wealth management services	Unallocated items(i)	Consolidated
Total revenues	142,628	247,770	22,051	—	412,449
Operating costs and expenses:
Cost of goods sold	61,654	—	—	—	61,654
Sales and marketing	9,146	13,257	4,766	632	27,801
Origination and servicing	—	42,699	10,826	—	53,525
General and administrative	43,343	118,950	109,386	(1,389)	270,290
Total operating costs and expenses	114,143	174,906	124,978	(757)	413,270
Operating income (loss)	28,485	72,864	(102,927)	757	(821)
Total other (loss) income, net	2,171	4,320	83,326	(221,600)	(131,783)
(Loss) income before income taxes	30,656	77,184	(19,601)	(220,843)	(132,604)
Income taxes	7,424	(609)	(372)	1,302	7,745
Net (loss) income	23,232	77,793	(19,229)	(222,145)	(140,349)
Less: net income attributable to noncontrolling interests	—	—	18	(177)	(159)
Net (loss) income attributable to 9F, Inc.	23,232	77,793	(19,247)	(221,968)	(140,190)

	For the year ended December 3l, 2022
	E-commerce services	Technology empowerment services	Wealth management services	Unallocated items(i)	Consolidated
Total revenues	154,906	327,245	79,516	—	561,667
Operating costs and expenses:
Cost of goods sold	46,424	—	—	—	46,424
Sales and marketing	8,955	24,683	28,983	(378)	62,243
Origination and servicing	—	68,480	538	—	69,018
General and administrative	54,727	89,526	162,265	68,364	374,882
Total operating costs and expenses	110,106	182,689	191,786	67,986	552,567
Operating income (loss)	44,800	144,556	(112,270)	(67,986)	9,100
Total other (loss) income, net	(9,788)	28,196	(74,460)	(536,362)	(592,414)
(Loss) income before income taxes	35,012	172,752	(186,730)	(604,348)	(583,314)
Income taxes	11,095	(1,409)	(591)	2,528	11,623
Net (loss) income	23,917	174,161	(186,139)	(606,876)	(594,937)
Less: net income attributable to noncontrolling interests	—	—	(196)	—	(196)
Net (loss) income attributable to 9F, Inc.	23,917	174,161	(185,943)	(606,876)	(594,741)

(i) Unallocated items primarily relate to certain costs incurred for corporate functions and other miscellaneous items that are not allocated to individual segments.

15. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB39,756, RMB27,109 and RMB20,535 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Appropriations to an enterprise expansion reserve and a staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2022, 2023 and 2024.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs and their subsidiaries. As of December 31, 2024, the aggregate amounts of paid-in capital, capital reserves and statutory reserves that represented the amount of net assets of the relevant entities in the Group not available for distribution amounted to approximately RMB2,619,467.

17. Earnings Per Share

Basic net income attributable to the Company’s ordinary shareholders is based on the weighted average shares outstanding during the relevant period. Diluted net income attributable to the Company’s ordinary shareholders is based on the weighted average common shares outstanding during the relevant period adjusted for the dilutive effect of unexercised share options outstanding. For the year ended December 31, 2024, 442,521 (post-split adjusted 404,607) share options were included in diluted income per share since the exercise prices for the share options were lower than the average market price. For the year ended December 31, 2022 and 2023, no share options were included in the diluted loss per share as they would be anti-dilutive.

The following table presents a reconciliation of basic and diluted earnings (loss) per share:

	For the years ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net (loss) income attributable to the Company’s ordinary shareholders	(594,741)	(140,190)	49,984
Weighted average shares Outstanding - Basic	233,237,695	235,499,660	235,499,660
Dilutive securities -Unexercised share options	—	—	404,607
Weighted average shares outstanding – fully diluted	233,237,695	235,499,660	235,904,267
Earnings (loss) per share - Basic	(2.55)	(0.60)	0.21
Earnings (loss) per share – fully diluted	(2.55)	(0.60)	0.21
Earnings per ADS (1 ADS equals 20 Class A ordinary shares) – Basic	(51.00)	(11.91)	4.24
Earnings per ADS (1 ADS equals 20 Class A ordinary shares) – fully diluted	(51.00)	(11.91)	4.24

18. LEASES

The Group leases certain office premises to support its core business system under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2024, the Group had no long-term leases that were classified as a financing lease. There were no renewal options in these lease contracts. As of December 31, 2024, the Group did not have additional operating leases that have not yet commenced.

	For the year ended December 31, 2023	For the year ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:	11,497	8,734
Operating cash flows from operating leases
Non-cash right-of-use assets in exchange for new lease liabilities:	16,171	3,696
Operating leases
Weighted average remaining lease term	1.45	1.41
Operating leases
Weighted average discount rate	4.14%	4.13%
Operating leases
Short-term lease cost	249	2,701

As of December 31, 2024, the maturity of operating lease liabilities are as follows:

The years ended December 31,	RMB
2025	8,618
2026	1,197
2027	—
Subtotal	9,815
Less imputed interest	240
Total	9,575

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2022, 2023 and 2024, total rental expense for all operating leases amounted to RMB22,566, RMB17,597 and RMB9,634, respectively.

19. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to legal and administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending proceeding, except for the legal proceedings disclosed below, or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition as of August 8, 2025.

Legal proceedings

In 2019, we partnered with PICC under our direct lending program, for which PICC provided credit insurance to the institutional funding partners. Our cooperation with PICC on new loans under direct lending program was terminated in December 2019. In November 2019, PICC stopped paying the service fees to us that had been agreed in the cooperation agreement between us and PICC. PICC further disputed with us regarding payments of the service fees under the cooperation agreement. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the cooperation agreement. We, together with our legal counsel of the case, determined that PICC had breached its contractual obligation under the cooperation agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the cooperation agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the cooperation agreement plus accrued interest should be refunded to PICC. The court proceedings in Beijing and Guangzhou were later consolidated. Currently, the consolidated court proceeding has concluded with the ruling pending. If we do not prevail in these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

The Group is vigorously asserting its rights against PICC and will defend itself against any claims brought against the Group by PICC in the legal proceeding. The Group obtained a legal opinion from a law firm in Beijing who believes that the Group’s claim should have judicial support. Currently, the consolidated court proceeding has concluded with the ruling pending

From time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. Most of those claims are still in early stage of court procedures and it is not possible to ascertain the outcomes of those legal proceedings. We are vigorously assert our rights in those proceedings and will continue to do so. In July 2023, the Supreme People’s Court of the PRC issued a civil judgment regarding one of those claims, concluding there had been no intention to form a private lending contract or establish a guarantee relationship between that certain loan investor and Jiufu Puhui under our legacy business. The Supreme People’s Court of the PRC further found in the judgment that Jiufu Puhui, as the operator of an online lending information intermediary platform, shall not be responsible for loan repayment to that certain loan investor. However, as of the date of this annual report, a moderate aggregate amount was awarded in favor of loan investors in some of the remaining legal proceedings. Such amount was paid by certain third parties we collaborated with in relation to the handling of outstanding loans in connection with our legacy business pursuant to our agreement with such third parties. In relation to such legal proceedings, certain assets of the Company, in an aggregate amount of approximately RMB 430.9 million, were subject to judicial freezing orders as of August 8, 2025.

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020), or the State Court Action, and Holland v. 9F Inc. et al. No, 2:21-cv-00948 (United States District Court for the District of New Jersey, Amended Complaint filed on Jan. 3, 2023), or the Federal Court Action, Both actions allege that defendants made misstatements and omissions in connection with our public offering and disclosures in violation of the federal securities laws. On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. Briefing on the motion to dismiss the second amended complaint was completed on July 28, 2023. On March 14, 2024, the Court dismissed the State Court Action with prejudice. Plaintiffs filed a notice of appeal on April 11, 2024. On January 30, 2025, the Supreme Court of the State of New York, Appellate Division, First Department unanimously affirmed the lower court’s decision, which granted defendants’ motion to dismiss the second amended complaint. On February 28, 2025, Plaintiffs filed a motion for reargument and leave to appeal to Court of Appeals. We filed a response to the motion on March 24, 2025, and Plaintiffs filed a reply on March 28, 2025.

On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead. Briefing on the motion to dismiss the second amended complaint was completed in May 2023. On February 22, 2024, the Court granted plaintiffs’ request to further amend the complaint, and a revised second amended complaint was filed on the same day. Briefing on the motion to dismiss the revised second amended complaint was completed on March 25, 2024. On December 12, 2024, the Federal Court Action was partially dismissed without prejudice. On December 23, 2024, a third amended complaint was filed in the Federal Court Action. We filed our motion to dismiss the third amended complaint on February 12, 2025, and briefing is ongoing. Briefing on the motion to dismiss the third amended complaint was completed on April 11, 2025.

20. SUBSEQUENT EVENTS

The Group has reviewed its subsequent events through August 8, 2025, no material subsequent events have occurred that require recognition in or disclosure to the consolidated financial statements.

9F INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Cash and cash equivalents	379,960	222,236	30,446
Amounts due from subsidiaries and VIEs	1,493,650	1,446,536	198,175
Other receivables	8,586	4,916	673
Investments in subsidiaries and VIEs	1,793,397	2,127,412	291,454
Total assets	3,675,593	3,801,100	520,748
Liabilities:
Accrued expenses and other liabilities	157,695	199,323	27,307
Amounts due to subsidiaries and VIEs	—	—	—
Total liabilities	157,695	199,323	27,307
Shareholders’ Equity:
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized 174,304,260 and 174,304,260 shares issued and outstanding as of December 31, 2023 and 2024)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized; 61,162,400 shares issued and outstanding as of December 31, 2023 and 2024)	1	1	—
Additional paid-in capital	5,713,935	5,712,976	782,674
Deficit	(2,361,048)	(2,311,064)	(316,615)
Accumulated other comprehensive income	165,009	199,863	27,382
Total shareholders’ equity	3,517,898	3,601,777	493,441
Total liabilities and shareholders’ equity	3,675,593	3,801,100	520,748

9F INC.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS
(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2024
	RMB	RMB	RMB	US$
Equity in (loss) income of subsidiaries and VIEs	(540,947)	(184,091)	60,237	8,253
Operating costs and expenses	(54,329)	25,212	(33,909)	(4,646)
Provision for contract assets and receivables	—	—	—	—
Interest income	535	18,689	23,656	3,241
Net (loss) income	(594,741)	(140,190)	49,984	6,848
Earnings (loss) per share
Basic	(2.55)	(0.60)	0.21	0.03
Diluted	(2.55)	(0.60)	0.21	0.03
Weighted Average Shares Outstanding
Basic	233,237,695	235,499,660	235,499,660	235,499,660
Diluted	233,237,695	235,499,660	235,904,267	235,904,267
Earnings per ADS(1 ADS equals 20 Class A ordinary shares)
Basic	(51.00)	(11.91)	4.24	0.58
Diluted	(51.00)	(11.91)	4.24	0.58

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income (loss)	(594,741)	(140,190)	49,984	6,848
Other comprehensive income
Foreign currency translation adjustments	146,098	74,021	34,854	4,775
Comprehensive Income (Loss)	(448,643)	(66,169)	84,838	11,623

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS of CASH FLOW
(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income (loss)	(594,741)	(140,190)	49,984	6,848
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings (loss) of subsidiaries and VIEs	528,114	184,091	(60,237)	(8,253)
Share-based compensation expense	5,459	(72,133)	(959)	(131)
Changes in operating assets and liabilities:
Other receivables	1,912	(8,586)	3,670	503
Prepaid expenses and other assets	1,993	—	—	—
Accrued expense and other liabilities	(178,424)	45,311	41,629	5,703
Amounts due to subsidiaries and VIEs	(38)	—	—	—
Amounts due from subsidiaries and VIEs	(76,344)	(48,780)	47,114	6,455
Net cash provided by (used in) operating activities	(312,069)	(40,287)	81,201	11,125
Cash Flows from Investing Activities:
Disposal of long-term investments	99,465	(2,765)	—	—
Purchase of marketable securities	—	—	(325,561)	(44,602)
Net cash provided by (used in) investing activities	99,465	(2,765)	(325,561)	(44,602)
Cash Flows from Financing Activities:
Proceeds from exercise of share options	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes	41,845	24,798	86,636	11,869
Net increase (decrease) in cash and cash equivalents	(170,759)	(18,254)	(157,724)	(21,608)
Cash and cash equivalents at beginning of year	568,973	398,214	379,960	52,054
Cash and cash equivalents at end of year	398,214	379,960	222,236	30,446

9F INC.

SCHEDULE 1— NOTES TO CONDENSED FINANCIAL
INFORMATION OF PARENT COMPANY
(PARENT COMPANY ONLY)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIEs and the VIEs subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividends were paid by the Group’s subsidiaries and VIEs to the parent company in 2022, 2023 and 2024

4.	As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.