Form 20-F
period 2025-12-31
9F Inc.
filed 2026-04-30
CIK 1619544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Li Zhang, Chief Financial Officer Room 1207, Building No. 5, 5 West Laiguangying Road Chaoyang District, Beijing 100012 People’s Republic of China Tel: +86 (10) 8527-6996 Email: zhangli1@9fgroup.com
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

As of December 31, 2025, there were 235,466,660 ordinary shares outstanding, par value $0.00001 per share, being the sum of 174,304,260 Class A ordinary shares and 61,162,400 Class B ordinary shares.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00 as of December 31, 2025. The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than Renminbi or U.S. dollars. In preparing our financial results contained in this annual report, we have used foreign exchange rates as set out in our financial statements included elsewhere in this annual report.

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

In addition to the entities discussed above, we also consolidate one VIE for which we are the primary beneficiary indirectly through one of our subsidiaries. This entity is an exempted company incorporated with limited liability and registered as a segregated portfolio company under the Companies Act (As Revised) of the Cayman Islands, and a “regulated mutual fund” for the purposes of the Cayman Islands Mutual Funds Act. As we hold the voting management shares and the vast majority of the participating shares (with economic interest) in the entity, we have the power to direct the investment decision-making and an exposure to the economics of the entity. Therefore, we consolidate such entity as one VIE.

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

The following table describes transfers among us, our subsidiaries and the VIEs made during the periods presented:

Year Ended December 31, 2025
(RMB in millions)
Capital contributions from us to our offshore subsidiaries(1)	nil
Loans from us to our offshore subsidiaries	nil
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	nil
Loans from us or our offshore subsidiaries to PRC subsidiaries	nil
Capital contributions from us or our offshore subsidiaries to Yuan Yu Global Fund SPC	232.6
Loans from our subsidiaries to the VIEs, net	nil
Other amounts paid by our subsidiaries to the VIEs	nil
Other amounts paid by the VIEs and their subsidiaries to our subsidiaries	47.5

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.

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

The following discussions illustrate taxes we would hypothetically be required to pay in China, assuming that: (i) we have taxable earnings, and (ii) we decide to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)	Under the terms of variable interest entity agreements, our VIEs are required to pay for services provided by our subsidiaries. These fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis, as filing of consolidated tax returns is not allowed under PRC law. The fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and should be tax neutral unless any of our VIEs or PRC subsidiaries qualifies for preferential income tax rates.

(3)	Certain of our subsidiaries and VIEs qualify for preferential income tax rates (20%) in China. However, such rates are subject to qualification, are temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be applied.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Permission Required from the PRC Authorities with respect to the Operations of our VIEs and PRC Subsidiaries

We conduct our business in China through our PRC subsidiaries, our VIEs and subsidiaries of our VIEs. Each of our PRC subsidiaries, our VIEs and subsidiaries of our VIEs is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. Some of our VIEs and their subsidiaries are additionally required to obtain, and have obtained, an array of operating licenses and permits in connection with their operations, including but not limited to (i) value-added telecommunication business operation licenses for the provision of “internet information services” held by Jiufu Shuke, Beijing Jiufu Puhui Information Technology Co., Ltd., or Jiufu Puhui, Shenzhen Best Quality Mall Science and Trading Co., Ltd., or Best Quality Mall, Beijing Muyu Technology Development Co., Ltd., Xiamen Fucheng Financing Guarantee Co., Ltd., and Beijing Juhuixuan Technology Co., Ltd., or Beijing Juhuixuan, (ii) value-added telecommunication business operation licenses for the provision of “online data processing and transaction processing services” held by Best Quality Mall and Beijing Juhuixuan, (iii) food operation licenses held by Yi Qi Mai, Beijing Lirongxing Business & Technology Co., Ltd., or Beijing Lirongxing, Best Quality Mall, Beijing Juhuixuan, and Guizhou Diaogong Liquor Co., Ltd., (iv) permit of professional insurance intermediaries held by Jiuhang Insurance Brokers Co., Ltd., (v) financing guarantee organization business permit held by Xiamen Fucheng Financing Guarantee Co., Ltd., (vi) permit for the production and operation of radio and TV programs held by Beijing Juhuixuan, and(vii) publication business operating license held by Beijing Juhuixuan.

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

More generally, as a major part of our operations in China is conducted by our PRC subsidiaries, our VIEs and subsidiaries of our VIEs, the PRC government has significant authority to regulate our PRC operations at any time. We are also subject to risks associated with the rapidly evolving PRC legal system and possible changes in PRC laws, regulations, and rules which may occur quickly with little or no advance notice in certain circumstances. For example, the PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance efforts. The Cybersecurity Review Measures and the Regulations on the Network Data Security promulgated by the State Council on September 24, 2024, could potentially expose us to additional restrictions and requirements, including requirements for the clearance of cybersecurity review. Given the novelty of some of the applicable PRC rules and regulations, there are and will continue to be substantial uncertainties with respect to their interpretation and implementation. If the clearance of cybersecurity review or the completion of any other procedures or actions is required of us, we cannot assure you that we can comply with such requirements timely or at all. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability and the ability of any holder of our ADSs or other securities of our company to offer or continue to offer such securities to investors, or cause such securities to significantly decline in value or become worthless.

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

During the extended transition period to realign into a digital technology and wealth management services provider, our transition efforts may consume a large proportion of our resources. The execution of our strategy for such transition may not be as smooth as we expect, any new business areas we attempted to explore may not be as profitable as we expect, and we may incur additional costs to overcome hurdles that may arise. In addition, the exit process of Jiufu Puhui may result in legal proceedings, post-loan collection efforts, and related litigation expenses, which could significantly increase operating costs and add to the cost, complexity, and uncertainty of the company’s transition. Judicial account freezes and adverse online public opinion could further heighten the company’s liquidity and reputational risks. Therefore, we remain in a risk mitigation process and are actively executing our transition. However, our day-to-day operations and transition efforts are subject to various constraints, including government regulatory restrictions, and our risk-mitigation efforts may not be successful.  We will continue to seek new opportunities for transition and strive to improve our new business to achieve profitability as soon as possible. There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies, may result in additional barriers to trade. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets.

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

We incurred net losses of RMB140.3 million in 2023, net income of RMB50.2 million in 2024 and net income of RMB167.4 million (US$23.9 million) in 2025, respectively. Our net cash provided by operating activities were RMB46.5 million, RMB46.5 million and RMB207.7million (US$29.7 million) in 2023, 2024 and 2025, respectively, we may still have a cash outflow for our operating activities for the upcoming years, as we expect to incur net loss for our business operations in the future.

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

We and PICC Property and Casualty Company Limited Guangdong Branch, or PICC, are pursuing legal actions against each other. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the cooperation agreement between us and PICC. We, together with our legal counsel of the case, determined that PICC has breached its contractual obligations under the cooperation agreement for not paying service fees that were due to us. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the cooperation agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the cooperation agreement plus accrued interest should be refunded to PICC. The court proceedings in Beijing and Guangzhou were later consolidated. Currently, the consolidated court proceeding has concluded with the ruling pending. Although the hearing process has been completed, under applicable legal procedures, the court may schedule additional hearings, which could further delay resolution of the matter and increase related costs and uncertainty. If we do not prevail in these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

In addition, from time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In relation to such legal proceedings, certain assets of the Company, in an aggregate amount of approximately RMB231.0 million, were subject to judicial freezing orders as of March 31, 2026.

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

We believe that developing and maintaining the awareness of our brand is critical to achieving widespread acceptance of our products and services, gaining trust in our brand and attracting new users and partners. The successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, the popularity of the channels we use to promote our platform, and the user experience we provide on our platform. Historically, our efforts to build our brand have incurred significant expense, and it is likely that our future marketing efforts will require us to incur significant additional marketing expenses. In 2023, 2024 and 2025, our sales and marketing expenses were RMB27.8 million, RMB14.1 million and RMB12.4 (US$1.8 million), respectively. These brand promotion activities may not increase our revenues immediately or at all, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand image, we may lose our existing users to our competitors or be unable to attract new users, which may cause our revenue to decrease and negatively impact our business and results of operations.

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

As of March 31, 2026, options to purchase a total of 8,154,519 Class A ordinary shares of our company were granted to our management and employees and are outstanding. We recorded RMB(72.1) million, RMB(1.0) million, and RMB54 thousands (US$7 thousands) in 2023, 2024 and 2025, respectively, in share-based compensation expenses. We believe the grant of share options and other types of awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share options and other types of awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Furthermore, we offer international stock investments and insurance brokerage services in Hong Kong. Under the licensing requirements of the SFO, our licensed corporations, Metaverse Securities Limited and Meta Futures Limited, are required to maintain at least two responsible officers to supervise one or more regulated activities as required under the SFO for each type of regulated activities. As of March 31, 2026, we have five responsible officers to supervise Type 1 (dealing in securities) activities, two responsible officers to supervise Type 2 (dealing in future contracts) activities, six responsible officers for Type 4 (advising on securities), three responsible officers to supervise Type 5 (advising on futures contracts) activities, and four responsible officers for Type 9 (asset management) activities under the SFO, and are in compliance with the laws and regulations in Hong Kong. In the event that such responsible officers resign, become disqualified or otherwise ineligible to continue their roles as responsible officers, and if there is no immediate and adequate replacement, this may result in a situation where one or more of the four regulated activities have fewer than two responsible officers. In this case, we will be in breach of the licensing requirements which could adversely affect our licensed corporations’ status, and our business and financial performance will be negatively impacted.

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

The PRC government has provided various tax incentives to our subsidiaries, VIEs and their respective subsidiaries. These incentives include reduced enterprise income tax rates and exemptions from enterprise income tax. For example, under the PRC tax laws, the statutory enterprise income tax rate is 25%. However, the income tax rate of enterprises of encouraged industries in certain regions or enterprises qualified as “small enterprises with low profits” can be reduced to a favorable rate of 20%. Several of our subsidiaries, VIEs and their respective subsidiaries are subject to the favorable income tax rate of 20%. For details, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.” Any increase in the enterprise income tax rate applicable to our subsidiaries, VIEs and their respective subsidiaries, or any discontinuation or retroactive or future reduction of any of the favorable tax treatments currently enjoyed by our subsidiaries, VIEs and their respective subsidiaries, could materially and adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of the provision for income taxes. Furthermore, competent PRC tax authorities may conduct tax audits on our subsidiaries, VIEs and their respective subsidiaries, and may also challenge our qualification to enjoy the corresponding preferential tax treatment and calculation of our tax liabilities. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

On March 30, 2015, the SAFE issued the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and was amended on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises by allowing foreign-invested enterprises to settle their foreign exchange capital at their discretion. On June 9, 2016, the SAFE issued the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16, which was amended on December 4, 2023. On September 12, 2025, the SAFE further issued the Circular on Matters Concerning Furthering Reform of Foreign Exchange Administration in Cross-Border Investment and Financing, or SAFE Circular 43, to further enhance the facilitation of cross-border investment and financing. Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 43, the utilization of foreign exchange funds under the capital account by domestic enterprises (including foreign exchange capital and foreign debt funds) and the RMB funds derived from the settlement thereof shall adhere to the principles of authenticity and self-use, and such funds shall not be used: (i) directly or indirectly, for expenditures prohibited by PRC laws and regulations; (ii) directly or indirectly, for securities investment or other investment and wealth management activities (except for wealth management products with a qualified risk rating and structural deposits); and (iii) for extending loans to non-affiliated enterprises (except where expressly permitted by the business scope). Where contractual arrangements exist between domestic enterprises and other parties regarding the scope of utilization of foreign exchange funds under the capital account, the use of relevant funds shall not exceed the scope stipulated in such contracts. Enterprises may freely elect to utilize their foreign exchange funds under either the payment-based settlement or voluntary settlement mechanism. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which was amended on December 4, 2023. SAFE Circular 28 expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlements to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. SAFE Circular 43 further clarifies the cancellation of foreign exchange registration for domestic equity investments by non-investment foreign-invested enterprises. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Our Business Operation in China—Regulations Related to Foreign Exchange—General administration of foreign exchange.” The applicable foreign exchange circulars and rules may significantly limit our ability to make any transfer of fund to and use fund in China, which may adversely affect our business, financial condition and results of operations.

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

In February 2021, the Anti-monopoly Commission of the State Council issued the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law and prohibits monopoly agreements, abuse of a dominant position and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements deemed as exclusivity arrangements, using technological means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of user data. In addition, the Anti-Monopoly Guidelines for Internet Platforms expressly provides that concentrations involving variable interest entities will also be subject to antitrust filing requirements. Pursuant to the Guidelines on Anti-Monopoly Compliance for Internet Platforms, which was promulgated by the SAMR on January 28, 2026, platform operators shall effectively assume primary responsibility for anti-monopoly compliance, establish and improve anti-monopoly compliance systems, strengthen anti-monopoly compliance management, and engage in competition and business operations in accordance with laws and regulations. Platform operators shall not engage in monopolistic behaviors by exploiting advantages in data, algorithms, technology, capital, or platform rules. We are unable to predict the impact of these guidelines on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations are compliant with these guidelines in all respects. If any non-compliance is determined against us, we may be subject to fines and other penalties.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring the liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We are primarily engaged in technology empowerment service, e-commerce business, and wealth management services, and approximately 70% of our employees are with our products, business, and sales team, and most members of our remaining general administration team directly manage or support our business operation. As disclosed in our public filings, we made certain minority equity investment in some entities that we believe have a synergy with our business. In addition, from time to time, we make certain investment for cash management purpose, mainly in products with high liquidity. We intend to continue to conduct our operations so that our company will not be deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Notwithstanding our view that we are not an investment company, it is possible, in view of the fact that the availability of the exclusion from investment company status afforded by the Investment Company Act is based in part on subjective judgments as to a given issuer's particular facts and circumstances, that the SEC or a court would determine or take a position that we are indeed an investment company under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as an issuer organized outside the United States, we would not be eligible to register under the Investment Company Act absent an SEC exemptive order. Accordingly, in order to fall outside the definition of an investment company, we would either have to obtain exemptive relief from the SEC or dispose of certain assets, which may require disposition of assets that we would otherwise wish to retain or disposition of assets at inopportune times. Additionally, we may have to forego potential future acquisitions of assets that we would otherwise want to acquire and that would be important to our business strategy or may be required to materially restrict or limit the scope of our operations or plans. Failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs. Finally, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

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

We believe that we are likely a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2025, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any taxable year, a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions, if any, on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. Accordingly, a U.S. Holder of our ADSs or ordinary shares should consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, including the possibility of making a “mark-to-market” election. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

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

In 2025, we initiated a proposed sale of our subsidiary, Jiuxing Insurance Brokerage Co., Ltd., for consideration of RMB10.3 million. The transaction had not closed as of the date of this annual report.

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

E-commerce Business

We rolled out online retailing services and offline B2B merchandise services in 2020. Our e-commerce business is currently offered through third-party e-commerce platforms and covers seven major categories of merchandise, including 3C products, beauty and skin care products, food, household appliances, and liquor and beverages. We collaborate with over 50 suppliers in China and have cumulatively offered over 10,000 products. We also provide 8x5 customer service to assist our customers.

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

Wealth Management Services

Internet Securities Services

We currently hold SFC Type 1 (dealing in securities), Type 2 (dealing in future contracts), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) Licenses in Hong Kong through our subsidiaries, Metaverse Securities Limited and Meta Futures Limited. Benefiting from our technology capability, we aim to establish a new type of internet-based securities investment platform that offers convenient and effective global asset allocation services, especially offshore securities investment services, to individual investors so as to connect them with Hong Kong and U.S. stock markets. Currently, we are offering the following services to our users through Metaverse Securities Limited, a licensed entity:

●	real time trading information and professional news push notification services in relation to Hong Kong and U.S.-listed securities;

●	online whole-process account opening services that satisfies Hong Kong SFC requirements using facial recognition and e-signatures;

●	convenient transfer, FPS deposit and withdrawal services;

●	multi-category trading services that help investors’ seize market opportunities; and

●	comprehensive account design services that offer affordable investment opportunities in a wide array of securities and securities markets.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2025, we have registered 984 trademarks with the Trademark Office of the PRC National Intellectual Property Administration, or the Trademark Office, seven trademarks with overseas authorities, 412 software copyrights and 29 work copyrights with the PRC National Copyright Administration, 58 domain names in the PRC and 13 overseas domain names. Furthermore, we are in the process of applying for trademark registrations in other regions we operate in.

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

On April 21, 2026, the People’s Bank of China and seven other PRC governmental authorities issued the Administration Measures for Online Marketing of Financial Products, which will come into effect on September 30, 2026. Pursuant to these Measures, a “third-party internet platform” refers to any website, mobile internet application, or other similar medium that is not operated by a financial institution itself and provides services for the online marketing of financial products. Any third-party platform operator that is entrusted by a financial institution to promote financial products on the internet shall be governed by these Measures. Where a third-party internet platform provides a redirection channel for financial consumers and investors to purchase financial products provided by a financial institution, it shall: (i) redirect users to the self-operated platform of such financial institution, and shall not redirect to any other third-party internet platform; (ii) use online marketing content that has been reviewed and finalized by such financial institution, and shall not alter such content without authorization; (iii) truthfully and accurately disclose, in a clear and conspicuous manner, the basic information of such financial institution; (iv) verify the qualifications and credentials of such financial institution and the production of related information content; (v) not intervene in any aspect of the financial product sales process, including but not limited to the execution of sales contracts, fund transfers, suitability assessments of financial consumers and investors, and loan limit assessments; and shall not engage in interactive consultations with consumers and investors regarding financial products; (vi) not unlawfully obtain or use the customer information and data of financial institutions.

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

On September 29, 2018, the People’s Bank of China, the China Insurance Regulatory Commission and the CSRC jointly issued the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the Internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports, among other things.

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

On July 31, 2025, the SAMR published the Guidelines on Fee Charging Compliance for Online Transaction Platforms, aims to standardize how online transaction platforms charge merchants for services, such as commission fees, membership fees, technical service charges, information fees, and marketing expenses. Under the guidelines, the online transaction platforms must adhere to principles of fairness, legality, and good faith when determining fees. The guidelines also explicitly prohibits online transaction platforms from engaging in unreasonable fee practices including: (i) duplicating charges, (ii) collecting of fees without providing corresponding services, (iii) shifting platform costs to online merchants (iv) charging online merchants for access to basic operational data, (v) forcing or coercing online merchants to purchase services or participate in promotional or sales activities and imposing fees for such actions; (vi) imposing disguised charges or raising fees through mechanisms such as unreasonable security deposits; (vii) engaging in price discrimination by offering identical goods or services to online merchants under equivalent transaction conditions; (viii) levying any other unreasonable fees.

On December 18, 2025, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading Platform Rules, which took effect on February 1, 2026. Pursuant to these measures, “platform rules” shall mean the collective designation of service agreements and trading rules pre-formulated by online trading platform operators to serve unspecified parties to online transactions and to administer transaction-related activities on the platform, including, inter alia, online trading platform service agreements, administrative rules for platform-based operators, rules for intra-platform transactions and dispute resolution, personal information protection rules, and intellectual property protection rules. Online trading platform operators shall continuously display platform rule information or hyperlinks thereto in a prominent position on the homepage of their websites and APPs, and shall not utilize platform rules to engage in conduct that endangers national interests or public interests, or infringes upon the lawful rights and interests of parties to online transactions.

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

Regulations Related to Food Operation

The PRC Food Safety Law, which became effective in June 2009 and was most recently amended by the SCNPC in September 2025, has adopted a licensing system for food sales or catering services. According to the Administrative Measures for Food Operation Licensing and Record-filing, promulgated by the State Administration for Market Regulation on June 15, 2023, food operators shall obtain the food operation license for food selling and catering services. The food operation license is valid for five years. Where a food operator engages in online operation, it shall report to the local branch of the State Administration for Market Regulation within ten working days from the date of commencing such online business activities. On July 13, 2016, the China Food and Drug Administration promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which were further amended by the SAMR on April 2, 2021 and on March 18, 2025, pursuant to which a third-party platform provider for online food trading in China must file a record with the competent office of the SAMR at the provincial level and obtain a filing number. We sell seven major categories of merchandise, including food, liquor and beverages, through third-party e-commerce platforms. Certain subsidiaries of our VIEs engaging in food operation business have obtained food operation licenses.

Regulations Related to Internet Drug Information Services

According to the Provisions on the Administration of Internet Drug Information Services, which was promulgated by China Food and Drug Administration and most recently amended in November 2017, an enterprise publishing drug-related information must obtain a qualification certificate from the provincial-level food and drug administration before it applies for the ICP license or files with the MIIT or its local provincial-level counterpart. In addition, the SCNPC further amended the Drug Administration Law on August 26, 2019, which became effective on December 1, 2019, and the Implementation Rules of the Drug Administration Law on December 6, 2024, which became effective on January 20, 2025. Pursuant to these regulations, an internet information service operator that provides information regarding drugs or medical devices must obtain a qualification certificate for internet drug information service from the applicable provincial level administrative authority. On December 19, 2025, the National Medical Products Administration released the Regulations on the Filing Administration of Internet Drug or Medical Device Information Services. According to these regulations, information service providers shall, prior to providing internet drug or medical device information services, complete the filing procedures with the provincial-level drug regulatory department of their locality and obtain a filing number.

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

The Cyber Security Law of the PRC, promulgated on November 7, 2016 by the SCNPC and effective on June 1, 2017 and was last amended on October 28, 2025, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the regulatory authorities. In addition, the Cyber Security Law requires that critical information infrastructures operators, including those in the finance industry, generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

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

On May 24, 2024, the MIIT issued the Implementing Rules for Data Security Risk Assessments in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

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

On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments) to solicit public opinions until January 5, 2026. According to the draft Measures for Network Data Security Risk Assessment (Draft for Comments), data processors handling important data must conduct a risk assessment annually. If the security status of important data changes significantly and may adversely affect data security, an assessment on the affected parts shall be conducted promptly. Processors of general data are encouraged to carry out assessments at least once every three years.

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

On November 22, 2025, the CAC and the Ministry of Public Security jointly released the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comments), pursuant to which, the national cyberspace administration, together with the Ministry of Public Security and other relevant authorities, shall formulate and publish a catalogue of large-scale online platforms and update it dynamically. In determining large online platforms, the following factors shall be primarily considered: (i) registered users of 50 million or more, or monthly active users of 10 million or more; (ii) provision of important network services or business scope covering multiple types of business; (iii) data held and processed which, once leaked, tampered with, or damaged, shall have a significant impact on national security, economic operation, and national livelihood, among others; (iv) other circumstances as provided by the national cyberspace administration and the Ministry of Public Security. Such large-scale online platforms must appoint a management personnel member who is a Chinese national with no permanent residency abroad and over five years of relevant experience as Personal Information Protection Officer. And such large-scale online platforms shall conduct personal information protection compliance audits and risk assessments on their own or by engaging third-party professional institutions, and rectify issues identified. As of the date of this annual report, the Provisions on Personal Information Protection for Large Online Platforms has not been effective.

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

As of December 31, 2025, we had registered 412 software copyrights and 29 work copyrights in the PRC.

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

As of December 31, 2025, we have registered 984 trademarks in the PRC.

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

As of December 31, 2025, we have registered 58 domain names in the PRC (.cn country and regional code top-level domain names and Chinese domain names).

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

As of December 31, 2025, we have registered 6 patents in the PRC.

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

On March 30, 2015, SAFE issued SAFE Circular 19, which took effective on June 1, 2015 and was recently amended on March 23, 2023. On June 9, 2016, SAFE further issued SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19 and was recently amended on December 4, 2023. On September 12, 2025, the SAFE further issued the Circular on Matters Concerning Furthering Reform of Foreign Exchange Administration in Cross-Border Investment and Financing, or SAFE Circular 43, to further enhance the facilitation of cross-border investment and financing. Pursuant to SAFE Circular 19, SAFE Circular 16 and SAFE Circular 43, the utilization of foreign exchange funds under the capital account by domestic enterprises (including foreign exchange capital and foreign debt funds) and the RMB funds derived from the settlement thereof shall adhere to the principles of authenticity and self-use, and such funds shall not be used: (i) directly or indirectly, for expenditures prohibited by PRC laws and regulations; (ii) directly or indirectly, for securities investment or other investment and wealth management activities (except for wealth management products with a qualified risk rating and structural deposits); and (iii) for extending loans to non-affiliated enterprises (except where expressly permitted by the business scope). Where contractual arrangements exist between domestic enterprises and other parties regarding the scope of utilization of foreign exchange funds under the capital account, the use of relevant funds shall not exceed the scope stipulated in such contracts. Enterprises may freely elect to utilize their foreign exchange funds under either the payment-based settlement or voluntary settlement mechanism.

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

On October 23, 2019, the SAFE issued SAFE Circular 28, which was recently amended on December 4, 2023. SAFE Circular 28 expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. SAFE Circular 43 further clarifies the cancellation of foreign exchange registration for domestic equity investments by non-investment foreign-invested enterprises.

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

Regulations related to value-added tax

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law, which came into effect on January 1, 2026 and simultaneously repealed the previous Provisional Regulations on Value-added Tax of the PRC. According to the Value-added Tax Law, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and importation of goods within the territory of the PRC are payers of Value-added Tax, or the VAT, and shall pay VAT. Taxpayers that sell goods are subject to a tax rate of 13% and taxpayers that sell services or intangible assets are subject to a tax rate of 6%. Unless otherwise provided for in this Law, a taxpayer that makes a taxable transaction shall calculate and pay VAT by offsetting input tax against output tax according to the general tax calculation method and calculate the VAT payable. Where VAT is computed and paid under the general tax computation method, the tax amount payable shall be the balance of the output tax for the current period after offsetting against the input tax for the current period.

As of the date of this annual report, all our PRC subsidiaries and VIEs are subject to the VAT at rates ranging from 1% to 13%.

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

Regulations Related to our Wealth Management Services

The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity) in Hong Kong; or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong.

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

In addition, each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the proposed responsible officers must be an executive director of the licensed corporation as defined under the SFO. As defined by the SFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity for which the corporation is licensed. All executive directors must seek SFC’s prior approval as responsible officers accredited to the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she fulfills the criteria of competence relating to academic/ industry qualification, relevant industry experience, management experience, and passing of the relevant local regulatory framework paper, and have sufficient authority to supervise the business of regulated activity within the licensed corporation.

As of March 31, 2026, through Metaverse Securities Limited, we have registered and maintained the following licenses from the SFC: (i) Type 1 License, effective since December 17, 2010, for conducting regulated activities related to dealing in securities; (ii) Type 4 License, effective since June 24, 2003, for conducting regulated activities related to advising on securities; (iii) Type 5 License, effective since June 24, 2003, for conducting regulated activities related to advising on futures contracts; and (iv) Type 9 License, effective since June 24, 2003, for conducting regulated activities related to asset management. As of March 31, 2026, through Meta Futures Limited, we have registered and maintained the following licenses from the SFC: (i) Type 2 License, effective since November 9, 2022, for conducting regulated activities related to dealing in future contracts; and (ii) Type 5 License, effective since November 9, 2022, for conducting regulated activities related to advising on futures contracts. Also we have 26 professionals employed with both Metaverse Securities Limited and Meta Futures Limited, certain of which are licensed with the SFC that are eligible to carry out different types of regulated activities for our Hong Kong business under the supervision of our responsible officers.

Ongoing obligations for compliance by licensed corporations and intermediaries

In April 2017, the SFC issued the Licensing Handbook, as amended and supplemented from time to time, which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC, including but not limited to the Securities and Futures (Client Securities) Rules (Cap. 571H), the Securities and Futures (Client Money) Rules (Cap. 571I), the Securities and Futures (Keeping of Records) Rules (Cap. 571O), the Securities and Futures (Accounts and Audit) Rules (Cap. 571P), the Code of Conduct for Persons Licensed by or Registered with the SFC, the Fund Manager Code of Conduct, Fit and Proper Guidelines and the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC, as amended or supplemented by the SFC from time to time. There must also be at least one responsible officer available at all times to supervise the licensed corporation’s business of carrying on a regulated activity.

Also, a licensed corporation is required by the Securities and Futures (Licensing and Registration) (Information) Rules (Cap. 571S) to notify the SFC of certain changes and events, which include, among others, changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or subsidiaries and related corporation that carry on a business in a regulated activity; changes in the capital and shareholding structure of the licensed corporation; and significant changes in business plan.

Furthermore, according to SFO, the related licenses related to all or certain regulated activity of such corporation may be suspended or revoked by the SFC if the licensed corporation does not carry on all or some of the regulated activity for which it is licensed.

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

Types of licensed insurance brokers

The IO prohibits any person from carrying on insurance business in or from Hong Kong except an authorized insurer, Lloyd’s or an association of underwriters approved by the IA. The regulatory regime for Insurance Intermediaries is activity-based. Under the IO, a person must not carry on a regulated activity, or must not hold out that the person is carrying on a regulated activity, in the course of the person’s business or employment, or for reward unless the person holds an appropriate type of insurance intermediary license or is exempt under the IO, otherwise it is an offence for contravening the IO. The licensing regime under the IO prescribes two types of licensed insurance brokers: licensed insurance broker companies and licensed technical representatives (broker). A license granted under the IO is valid for 3 years or, if the IA considers it appropriate in a particular case, another period determined by the IA, beginning on the date on which it is granted.

Responsible officer, financial, conduct and other requirements for licensed insurance broker companies

Under the IO, a licensed insurance broker company should appoint a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company, and should provide sufficient resources and support to that person for discharging his or her specified responsibilities in relation to the principal intermediary. Prior approval of the IA is required for appointment of the responsible officer.

Under the IO, a person who is, is applying to be, or is applying for a renewal of a license to be, a licensed insurance broker is required to satisfy the IA that he/she/it is a fit and proper person. In addition, for a licensed insurance agency or a licensed insurance broker company, the responsible officer(s), controller(s), and director(s) (where applicable) of a licensed insurance broker company are also required to be fit and proper persons. These “fit and proper” requirements aim at ensuring that the licensed insurance brokers are competent, reliable and financially sound, and have integrity. In addition, continuing professional development is part of the fit and proper requirement and the IA issued the Guideline on Continuing Professional Development for Licensed Insurance Intermediaries to provide guidance for complying with the continuing professional development requirements.

A licensed insurance broker company is required to comply with the Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules (Cap. 41L), which set out, inter alia, some of the key requirements in relation to the maintenance of minimum paid-up share capital and net assets, professional indemnity insurance, client accounts and books and accounts keeping.

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

Licensed insurance broker companies are required to file their audited financial statements and auditor’s compliance reports with the IA annually, and the IA will conduct annual reviews on the financial positions of the insurance broker companies by examining such documents. Any issue noted or qualified opinion expressed by the auditor will be followed up, and where applicable, further actions will be taken as the IA considers necessary.

Transitional Arrangements for Insurance Brokers

To facilitate a smooth transition, all insurance brokers who were validly registered with The Hong Kong Confederation of Insurance Brokers or Professional Insurance Brokers Association immediately before September 23, 2019, being the date of commencement of the new regulatory regime for insurance intermediaries, are deemed as licensed insurance brokers under the IO for a period of three years from the commencement of the new regime. The incumbent chief executives of the insurance broker companies are also eligible for the transitional arrangements. The transitional period ended on September 22, 2022.

We, through Ether Wealth Management Limited, which was previously each approved as an insurance broker by the Professional Insurance Brokers Association, have been granted Insurance Broker Company by the IA on January 6, 2022, respectively, to carry out both long-term (include linked long-term) and general business. As of March 31, 2026, Ether Wealth Management Limited holds Insurance Broker Company license issued by the IA effective from January 6, 2022 to January 5, 2028, and is entitled to conduct long term insurance business.

Acting as mandatory provident fund (MPF) intermediary

We also, through Ether Wealth Management Limited, carry on business as a principal intermediary for the MPF. Only registered MPF intermediaries are allowed to engage in conducting sales and marketing activities and giving advice in relation to MPF schemes. MPF is regulated by the Mandatory Provident Fund Schemes Authority (MPFA), which is the authority responsible for registering MPF intermediaries, issuing guidelines on compliance with statutory requirements, and imposing disciplinary sanctions for non-compliance. According to Mandatory Provident Fund Schemes Ordinance (Cap. 485), the MPFA relies on the existing regulatory regimes from frontline regulators including the IA, Hong Kong Monetary Authority, and SFC to supervise and investigate MPF intermediaries.

To register as a principal intermediary, an MPF intermediary must designate at least one responsible officer for the supervision of the regulated activities. In addition to other registration requirements, MPF intermediaries must pass a qualifying examination before they can become MPF intermediaries.

Registered MPF intermediaries must comply with a set of statutory conduct requirements when they engage in conducting sales and marketing activities and giving advice in relation to MPF schemes. The MPFA has issued the Guidelines on Conduct Requirements for Registered Intermediaries to assist the registered MPF intermediaries in understanding minimum standards of the conduct requirements.

MPF intermediaries must report any relevant change in writing to the MPFA within seven working days after the change occurs. Failure to report the relevant changes without reasonable excuse commits an offence and may be liable to a fine at HK$50,000 (approximately US$6,410).

Regulation Related to Employment and Labor Protection

Employment Ordinance (Cap. 57)

The Employment Ordinance (Cap. 57) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under such ordinance, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and minimum paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Cap. 282)

The Employees’ Compensation Ordinance (Cap. 282) is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by this ordinance, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of this ordinance in respect of the liability of the employer. According to the Fourth Schedule of such ordinance, the insured amount shall be not less than HK$100,000,000 (approximately US$12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately US$12,900) and imprisonment for two years and on summary conviction to a fine at HK$100,000 (approximately US$12,900) and to imprisonment for one year. An employer who has taken out an insurance policy under such ordinance is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable excuse, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately US$1,290) and any employer who, without reasonable excuse, provides any false or misleading information in a notice commits an offence and is liable to a fine at $50,000 (approximately US$6,450).

Mandatory Provident Fund Schemes Ordinance (Cap. 485)

The Mandatory Provident Fund Schemes Ordinance (Cap. 485) is an ordinance enacted for the purposes of providing for the establishment of non-governmental MPF schemes. This ordinance requires every employer of an employee (other than exempt persons) of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme and continues to be a member of a registered MPF Scheme throughout his or her employment with that employer. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately US$3,870) per month and the maximum amount of contribution payable by the employer to the MPF scheme is HK$1,500 (approximately US$193). Any employer who, without reasonable excuse, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately US$45,200) and imprisonment for three years, and to a daily penalty of HK$500 (approximately US$65) for each day on which the offence is continued.

Inland Revenue Ordinance (Cap. 112)

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

Regulations Related to Privacy Protection

The Personal Data (Privacy) Ordinance (Cap. 486) imposes a statutory duty on market participants using private data, or data users, to comply with the requirements of the data protection principles contained in Schedule 1 to this ordinance. This ordinance provides that data users shall not do an act, or engage in a practice, that contravenes such data protection principles unless otherwise permitted under the ordinance. Non-compliance with any data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data, who may serve an enforcement notice to direct the data users to remedy the contravention and, if appropriate, prevent any recurrence of the contravention. A data user who contravenes an enforcement notice shall be deemed committing an offense, which may in turn result in a fine and imprisonment to such data user. This ordinance criminalizes, for example, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injury to feelings, by reason of a contravention of this ordinance in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Related to Anti-Money Laundering and Counter-Terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615) imposes on certain institutions (which include licensed corporations as defined under the SFO and insurance institutions carrying on or advising on long term business) requirements relating to customer due diligence and record-keeping and provides regulatory authorities with the powers to supervise such institutions’ compliance actions with the requirements under this ordinance. In addition, the regulatory authorities are empowered to take all reasonable measures to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in this ordinance; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405) contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under this ordinance if a person deals with any property knowing, or having reasonable grounds to believe, it to be in whole or in part directly or indirectly the proceeds from drug trafficking. This ordinance requires a person to report to an authorized officer if he or she knows or suspects that any property (in whole or in part directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under this ordinance.

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

United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575)

The United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575) provides that it is a criminal offence to (i) provide or collect property (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any property or financial (or related) services available (except under the authority of a license granted by the Secretary for Security), or collect property or solicit financial (or related) services, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. This ordinance also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer as soon as is practicable after that information or other matter comes to the person’s attention and failure to make such disclosure constitutes an offence under this ordinance.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and certain other subsidiaries through which we provide our major service and our VIEs as of the date of this annual report. In a yet-to-close sale, we plan to sell our subsidiary, Jiuxing Insurance Brokerage Co., Ltd, for RMB10.3 million.:

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

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in telecommunications businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plant and Equipment

As of December 31, 2025, our headquarters are located in Hong Kong, consisting of approximately 767 square meters of leased office space, which serves as the center of our product offering and compliance functions. We also keep our principal executive offices in Beijing, China, for general administration functions as well as product and operation support functions. In addition to our headquarters and principal executive offices, we also maintain key branch offices in Shenzhen, China, for product development and system maintenance, as well as in regions outside China for our international operations. Our offices occupy an aggregate leased area of 5,260 square meters in China. The lessors of our branch offices are independent third parties, and we plan to renew these leases from time to time as needed. A building of approximately 1,707 square meters is also available to be used by us in Beijing, China as office premises. We own a building of approximately 2,481 square meters in Xinjiang, China, to operate our fintech empowerment services. We believe that our facilities are adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

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

We provider certain services to our customers operating in highly regulated industries. Fluctuations in market or adverse regulatory movements may have negative impact on their business operations, and therefore results of our relevant business lines. For example, we are navigating a period of transition to adapt to the regulatory regime under the Notice of Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks to Enhance the Quality and Efficiency of Financial Services, as issued by the National Financial Regulatory Administration in 2025, which has brought, and is expected to further bring about a reduction in our technology-based businesses and require us to enhance our operational efficiency, reduce costs at the operational level and pursue new business opportunities.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

In the reporting period, we generated revenue principally from the sale of products and provision of technical services. The following table sets forth the breakdown of our revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	142,628	34.6	124,973	40.3	134,308	19,206	46.3
Post-origination services	3,629	0.9	5,326	1.7	—	—	—
Technical services	247,770	60.1	143,648	46.3	117,698	16,831	40.6
Wealth management	18,422	4.4	36,027	11.7	37,874	5,416	13.1
Total revenues	412,449	100.0	309,974	100.0	289,880	41,453	100.0

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

Wealth management. Wealth management revenues are from Internet securities services and insurance services. Revenue from internet securities services primarily consists of commission and brokerage income, management fee income and agency fee income. Revenue from insurance services consists primarily customers referral income.

See “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” for details.

Operating Expenses and Fees

The table below sets forth the breakdown of our operating expenses and fees, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses and fees:
Cost of goods sold	61,654	14.9	29,751	9.6	25,287	3,616	8.7
Sales and marketing	27,801	6.7	14,089	4.5	12,391	1,772	4.3
Origination and servicing	53,525	13.0	78,097	25.2	59,776	8,548	20.6
General and administrative	270,290	65.5	222,928	71.9	181,356	25,934	62.6
Provision for (reversal of) credit losses	192,756	46.7	10,565	3.4	(204)	(29)	(0.1)
Total operating expenses and fees (including cost of goods sold)	606,026	146.8	355,430	114.6	278,606	39,841	96.1

Cost of goods sold. Cost of goods sold primarily consists of the purchase price of products, packaging materials, handling costs and product delivery costs.

Sales and marketing. Sales and marketing expenses consist primarily of various marketing expenses, including those related to user acquisition and retention, and general brand and awareness building.

Origination and servicing. We incurred expenses in relation to our post-origination services in 2022 for loans originated in previous years, which consisted primarily of variable expenses and vendor costs, including costs related to customer and system support, payment processing and collection services associated with facilitating and servicing loans. Due to our transition of business, starting in 2023, our servicing expenses consisted primarily of expenses and vendor costs for our technical services, including direct channeling, human resources and other costs related to customer and system support, payment processing services and other customer services.

General and administrative. General and administrative expenses consist primarily of salaries, share-based compensation and other benefits granted primarily to our management, and finance and administrative personnel, rent, professional service fees and other expenses.

Provision for (reversal of) credit losses. Reversal/(Provision) for credit losses consist primarily of the allowance for account receivable, loans receivable, other receivables and amounts due from related parties.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax on their assessable profits arising in or derived from Hong Kong from such trade, profession or business. Hong Kong has a two-tiered profits tax rate for corporations, where the first HK$2 million of assessable profits will be taxed at 8.25%, and the balance over HK$2 million will be taxed at 16.5%. In addition, for two or more connected entities, only one of them may elect the two-tiered profit tax rates. Under the Hong Kong Inland Revenue Ordinance, profits derived from sources outside of Hong Kong are generally not subject to the Hong Kong profits tax. In addition, payments of dividends from our Hong Kong subsidiaries to our holding company in the Cayman Islands are not subject to any Hong Kong withholding tax.

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

For purposes of improving the VAT system, and further supporting the development of micro, small and medium-sized enterprises, the MOF and the SAT together issued the Notice of the Ministry of Finance and the State Administration of Taxation on Unifying the Threshold for Small-Scale Value-Added Tax Taxpayers (the “Notice No. 33”) which took effect on May 1, 2018, providing the unification of the threshold for being qualified as “small-scale VAT taxpayers”. According to the Notice No.33, the threshold for becoming a small-scale VAT taxpayer shall be that the annual sales amount subject to VAT of the enterprise shall equals to or less than RMB5 million (approximately $0.77 million).

According to the VAT Regulations, a small-scale taxpayer that has taxable sales activities shall calculate the taxable amount under the simplified method by directly multiplying the sales value by the applicable VAT levy rate, and the input tax shall not be deductible. The taxable amount equals to the sales value multiply the applicable VAT levy rate, which is 3%.

On January 30, 2026, the Ministry of Finance and the State Administration of Taxation promulgated the Announcement on the Connection of VAT Preferential Policies after the Implementation of the VAT Law, which took effect on January 1, 2026. According to the above announcement, small-scale VAT payers whose monthly sales amount is less than RMB100,000 (inclusive), or quarterly sales amount is less than RMB300,000 (inclusive), or daily sales amount is less than RMB1,000, are exempted from VAT; for the taxable sales revenue (excluding sales/lease of immovable property or transfer of land use rights) of small-scale VAT payers to which a levy rate of 3% is applicable, VAT will be levied at a reduced levy rate of 1%; for the pre-payment VAT items to which the pre-levy rate of 3% is applicable, a reduced pre-levy rate of 1% will apply. This Announcement shall remain in force until December 31, 2027.

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

Critical Accounting Estimate

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying footnotes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sales income	142,628	34.6	124,973	40.3	134,308	19,206	46.3
Cost of goods sold	(61,654)	(14.9)	(29,751)	(9.6)	(25,287)	(3,616)	(8.7)
Gross Profit	80,974	19.7	95,222	30.7	109,021	15,590	37.6
Post-origination services	3,629	0.9	5,326	1.7	—	—	—
Technical services	247,770	60.1	143,648	46.3	117,698	16,831	40.6
Wealth management	18,422	4.4	36,027	11.7	37,874	5,416	13.1
Total revenues (excluding cost of goods sold)	412,449	100.0	309,974	100.0	289,880	41,453	100.0
Other operating expenses and fees:
Sales and marketing	(27,801)	(6.7)	(14,089)	(4.6)	(12,391)	(1,772)	(4.3)
Origination and servicing	(53,525)	(13.0)	(78,097)	(25.2)	(59,776)	(8,548)	(20.6)
General and administrative(1)	(270,290)	(65.5)	(222,928)	(71.9)	(181,356)	(25,934)	(62.6)
(Provision for) reversal of credit losses	(192,756)	(46.7)	(10,565)	(3.4)	204	29	0.1
Total operating expenses and fees (including cost of goods sold)	(606,026)	(146.8)	(355,430)	(114.7)	(278,606)	(39,841)	(96.1)
Operating Loss	(193,577)	(46.9)	(45,456)	(14.7)	11,274	1,612	3.9
Interest income and realized gain of investment in marketable securities	97,669	23.7	84,622	27.3	182,418	26,085	62.9
Impairment loss of investments	(27,928)	(6.8)	(4,590)	(1.5)	(330,316)	(47,235)	(113.9)
Impairment loss of goodwill	(24,809)	(6.0)	—	—	—	—	—
Impairment loss of intangible assets and property, equipment and software	—	—	(20,488)	(6.6)	—	—	—
Unrealized (loss) gain of investment in marketable securities	(2,415)	(0.6)	5,161	1.7	366,399	52,394	126.4
Dividend income from investments	3,132	0.7	4,171	1.3	700	100	0.2
(Loss) income from disposal of subsidiaries	(75)	(0.0)	754	0.2	—	—	—
Gain on held-to-maturity investment	186	0.0	179	0.1	190	27	0.1
Exchange (loss) income	(4,289)	(1.0)	791	0.3	(1,328)	(190)	(0.5)
Other income, net	222	0.1	1,838	0.6	(2,345)	(334)	(0.8)
Loss before income tax expense and loss in equity method investments	(151,884)	(36.9)	26,982	8.7	226,992	32,459	78.3
Income tax expense	(7,745)	(1.9)	(13,982)	(4.5)	(56,332)	(8,055)	(19.4)
Income (loss) from equity method investments, net	19,280	4.7	37,157	12.0	(3,271)	(468)	(1.1)
Net (loss) income	(140,349)	(34.1)	50,157	16.2	167,389	23,936	57.7

Note:

(1)	General and administrative expenses include share-based compensation (reversal) of RMB (72,133) thousand, RMB (959) thousand and RMB54 thousand (US$7 thousand) in 2023, 2024 and 2025, respectively.

Revenues

Sales income

2025 Compared to 2024. Our sales income was RMB134.3 million (US$19.2 million) in 2025, representing an increase of 7.5% from RMB125.0 million in 2024, primarily because we took proactive initiatives to adjust our product offering structure and market sales strategy by focusing on certain SKUs.

2024 Compared to 2023. Our sales income was RMB125.0 million in 2024, representing a decrease of 12.4% from RMB142.6 million in 2023, primarily due to the fact that, while we took proactive initiatives to adjust our product offering structure with the purpose to enhance our business efficiency and margin, the decrease in the number of our customers and the decline in the retail industry in China, which collectively resulted in the overall decrease in our sales income.

Post-origination services

After the cessation of Jiufu Puhui’s online lending information intermediary services, we continued to recognize revenue from the post-origination service. In 2024, based on our management’s evaluation of the current situation of our business transition and the earlier allocation of our revenues between loan facilitation services and post-origination services in relation to such legacy business, outstanding loans under the relevant online lending activities have been transferred to certain third parties and the relevant rights and obligations have been fulfilled, we recognized all remaining revenues from our legacy business of RMB5.3 million. For the year ended December 31, 2025, no revenue in connection with post-origination services was recorded.

Technical services revenue

2025 Compared to 2024. Our technical services revenue was RMB117.7 million (US$16.8 million) in 2025, representing a decrease of 18.1% from RMB143.6 million in 2024, primarily due to the decrease in demand for our technical services, which was a result of challenging regulatory and market environment for our customers.

2024 Compared to 2023. Our technical services revenue was RMB143.6 million in 2024, representing a decrease of 42.0% from RMB247.8 million in 2023, primarily due to the decrease in demand for our technical services, which was in turn a result of the relative decline in the business operations of our customers.

Wealth management

2025 Compared to 2024. Our wealth management revenue increased by 5.1% to RMB37.9 million (US$5.4 million) in 2025 from RMB36.0 million in 2024. The increase was primarily driven by the increase in the revenue from our insurance services from RMB32.3 million in 2024 to RMB34.6 million (US$4.9 million) in 2025.

2024 Compared to 2023. Our wealth management revenue increased by 95.6% to RMB36.0 million in 2024 from RMB18.4 million in 2023. The increase was primarily driven by the growth of our wealth management services, especially an increase in our revenue from life insurance offerings of RMB27.0 million.

Operating Expenses and Fees

Cost of goods sold

2025 Compared to 2024. Our cost of goods sold were RMB25.3 million (US$3.6 million) in 2025, representing a decrease of 15.0% from RMB29.8 million in 2024, primarily due to our adjustment to the structure of our product offerings, for which we chose SKUs with lower purchase cost. As a result, our gross profit increased by 14.5% from RMB95.2 million in 2024 to RMB109.0 million (US$15.6 million) in 2025.

2024 Compared to 2023. Our cost of goods sold were RMB29.8 million in 2024, representing a decrease of 51.7% from RMB61.7 million in 2023, primarily due to our actions taken to change the mix of our product offerings, thereby reducing the cost of goods sold and increasing our profit. In addition, as the sales under our e-commerce business decreased, the relevant cost of goods decreased as well. Our gross profit increased by 17.6% from RMB81.0 million in 2023 to RMB95.2 million in 2024 due to selling products with higher profit margins.

Sales and marketing expenses

2025 Compared to 2024. Our sales and marketing expenses were RMB12.4 million (US$1.8 million) in 2025, representing a decrease of 12.1% from RMB14.1 million in 2024. Such decrease resulted from our initiatives to reduce our sales force during the year of 2024, which led to a lower expenses in 2025.

2024 Compared to 2023. Our sales and marketing expenses were RMB14.1 million in 2024, representing a decrease of 49.3% from RMB27.8 million in 2023. Such decrease resulted from our expense control initiatives, especially the reduction in our sales force.

Origination and servicing expenses

2025 Compared to 2024. Our origination and servicing expenses were RMB59.8 million (US$8.5 million) in 2025, representing a decrease of 23.5% from RMB78.1 million in 2024. In 2024, our servicing expenses consisted primarily of expenses and vendor costs for our technical services. As we have ceased to recognize post-origination service revenues, we no longer incur certain origination and servicing related expenses, resulting in decrease in expenses such as litigation and consulting expenses.

2024 Compared to 2023. Our origination and servicing expenses were RMB78.1 million in 2024, representing an increase of 45.9% from RMB53.5 million in 2023. In 2024, our servicing expenses consisted primarily of expenses and vendor costs for our technical services. The referral expenses of Ether Wealth Management Limited were RMB1.5 million, RMB27.0 million for the years ended December 31, 2023 and 2024, respectively.

General and administrative expenses

2025 Compared to 2024. Our general and administrative expenses were RMB181.4 million (US$25.9 million) in 2025, representing a decrease of 18.6% from RMB222.9 million in 2024. This decrease was primarily attributable to (i) workforce restructuring undertaken in 2024, which resulted in lower personnel expenses in 2025, and (ii) our continued implementation of expense control measures, which led to a reduction in consulting fees.

2024 Compared to 2023. Our general and administrative expenses were RMB222.9 million in 2024, representing a decrease of 17.5% from RMB270.3 million in 2023. In 2024, we continued to take proactive measures to manage our expenses, such as cutting our office lease expenses and staff structure optimization.

(Provision for) reversal of credit losses

2025 Compared to 2024. Our reversal of credit losses was RMB0.2 million (US$29 thousands) in 2025 as compared to our provision for credit losses RMB10.6 million in 2024. In 2025, we collected certain credit losses in the amount of RMB3.5 million (US$0.5 million).

2024 Compared to 2023. Our provision for credit losses was RMB10.6 million in 2024, representing a decrease of 94.5% from RMB192.8 million in 2023. The significant decrease reflects a reduction in expected credit losses based on improved credit risk assessments of our contract assets and receivables portfolio. The allowance was estimated in accordance with the CECL model under ASC 326, which incorporates historical loss experience, current conditions, and reasonable and supportable forecasts. The decrease also reflects partial recoveries of previously impaired amounts, including litigation-related collections of RMB10.6 million.

Interest Income and realized gain of investment in marketable securities

Interest income and realized gain of investment in marketable securities represents interest earned on cash deposits in financial institutions, our loans receivable from third-party borrowers, and our investment in wealth management financial products.

2025 Compared to 2024. Our interest income and realized gain of investment in marketable securities was RMB182.4 million (US$26.1 million) in 2025, representing an increase of 115.6% from RMB84.6 million in 2024. This increase was principally due to the increase of our investment in the marketable securities and other wealth management products, as well as the good performance of these financial instruments during the year 2025.

2024 Compared to 2023. Our interest income was RMB84.6 million in 2024, representing a decrease of 13.4% from RMB97.7 million in 2024. We made certain adjustments to the allocation among investment products in our wealth management and investment portfolios in 2024. As a result of certain withdrawals of term investment products, we had less interest income.

Impairment Loss of Investments

Impairment loss of investments represents an impairment charge where the carrying amount of the investment exceeds its fair value on a non-temporary basis. The fair value of the investee company is estimated based on comparable quoted prices for similar investments in an active market, if applicable, or a discounted market approach which requires significant judgments.

2025 Compared to 2024. Our impairment loss of investments was RMB330.3 million (US$47.2 million) in 2025, as compared to RMB4.6 million in 2024. In 2025, we reevaluated the equity value of Hubei Consumption Financial Company in connection with the change of the applicable accounting method for our investment therein, and recognized the impairment loss of investment of RMB320.7 million (US$45.9 million) based on such evaluation.

2024 Compared to 2023. Our impairment loss of investments was RMB 4.6 million in 2024, as compared to RMB27.9 million in 2023. The impairment primarily reflected the loss of our investment in Beijing Diting Culture Media Co., Ltd. in full due to its difficult operating status.

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

Our impairment loss of goodwill was nil, nil and RMB24.8 million in 2025, 2024 and 2023, respectively.

Impairment loss of intangible assets and property, equipment and software

We did not incur impairment loss of intangible assets and property, equipment and software in 2025.

In 2024, we recorded an impairment loss of intangible assets and property, equipment and software of RMB20.5 million, which represents the intangible assets impairment of Metaverse Securities Limited and Jiuxing Insurance Brokerage Co., Ltd. due to their continuous operating losses.

We did not incur impairment loss of intangible assets and property, equipment and software in 2023.

Unrealized (Loss) Gain of Investments in Marketable Securities

We recognized unrealized losses of investments in marketable securities of RMB2.4 million in 2023, an unrealized gain of investments in marketable securities of RMB5.2 million in 2024, and an unrealized gain of investments in marketable securities of RMB366.4 million (US$52.4 million) in 2025. Starting in 2024, we made adjustments to our investment portfolio and increased our investment in marketable securities, and as a result, the strong market performance resulted in more unrealized gain of investments in marketable securities. As the market went strongly in 2025, we witnessed increase in our unrealized gain of investments in marketable securities.

Income Tax Expense

2025 Compared to 2024. Our income tax expense was RMB56.3million (US$8.1 million) in 2025, as compared with RMB14.0 million in 2024, primarily due to the fact that some of our subsidiaries started to make profit in 2025, thereby resulting in more taxes.

2024 Compared to 2023. Our income tax expense was RMB14.0 million in 2024, as compared with RMB7.7 million in 2023, primarily due to the increase in our taxable income.

Income (loss) from Equity Method Investments, Net

2025 Compared to 2024. Our loss in equity method investments in 2025 was RMB3.3 million (US$0.5 million), as compared with an income of RMB37.2 million in 2024, primarily due to net losses incurred by our equity method investees in 2025.

2024 Compared to 2023. Our income in equity method investments in 2024 was RMB37.2 million, as compared with an income of RMB19.3 million in 2023. In 2024, we recognized investment income of RMB38.0 million from our investment in Hubei Consumption Financial Company.

Net (Loss) Income

As a result of the foregoing, we recorded net income of RMB167.4 million (US$23.9 million), net income of RMB 50.2 million, and net loss of RMB140.3 million in 2025, 2024 and 2023, respectively.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	379,350	434,527	62,137
Restricted cash	264,263	315,599	45,130
Term deposits	262,759	3,846	550
Investment in marketable securities	1,956,027	2,847,627	407,205
Accounts receivable, net	83,065	87,390	12,497
Other receivables, net	62,479	79,468	11,362
Loans receivable, net	6,964	—	—
Prepaid expenses and other assets	159,102	165,455	23,660
Investments	879,604	315,596	45,130
Liabilities:
Taxes payable	307,170	297,592	42,555
Accrued expenses and other liabilities	131,467	198,419	28,374

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities three months or less.

Our cash and cash equivalents increased by 14.5 % to RMB434.5 million (US$62.1 million) as of December 31, 2025, compared to RMB379.4 million as of December 31, 2024, primarily because we had considerable cash inflow from our business operations.

Restricted Cash

Our restricted cash mainly consists of funds we received from investors for the purpose of buying or selling securities on their behalf, and bank deposit frozen by certain judicial freezing order.

Our restricted cash increased by 19.4% to RMB315.6 million (US$45.1 million) as of December 31, 2025 from RMB264.3 million as of December 31, 2024, primarily because of a certain judicial freezing order over Jiufu Puhui’s assets resulting in an increase of RMB65.9 million (US$9.4 million) in restricted cash.

Term Deposits

Our term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Our term deposits decreased by 98.5% to RMB3.8 million as of December 31, 2025 from RMB262.8 million as of December 31, 2024, primarily because a substantial portion of our term deposits matured as of December 31, 2025.

Investment in Marketable Securities

Our investment in marketable securities mainly consists of our purchase of common stocks of publicly listed companies, exchange-traded funds (ETFs) and private equity funds through securities companies.

Our investment in marketable securities increased by 45.6% to RMB2,847.6 million (US$407.2 million) as of December 31, 2025 from RMB1,956.0 million as of December 31, 2024, primarily because of the strong performance of the market as well as our continuous investment actions.

Accounts Receivable, Net

Our accounts receivable, net of allowance for credit losses, primarily includes receivables from sales income and service fees receivable from third-party entities or financial institution partners.

Our accounts receivable, net of allowance for credit losses increased by 5.2% to RMB87.4 million (US$12.5 million) as of December 31, 2025 from RMB83.1 million as of December 31, 2024, primarily due to the increase of accounts receivable generated through our e-commerce business, which was driven by the steady operation of the e-commerce business.

Other Receivables, Net

Our other receivables, net, primarily includes investment account balances receivable from broker dealers, receivable from third parties and interest receivable.

Our other receivables, net increased by 27.2% to RMB79.5 million (US$11.4 million) as of December 31, 2025 from RMB62.5 million as of December 31, 2024. In 2025, the business growth of Metaverse Securities Limited resulted in the increase of the balance of other receivables in the amount of RMB23.2 million (US$3.3 million) as of December 31, 2025.

Loans Receivable, Net

Our loans receivable mainly represents loans to third-party borrowers.

Our loans receivable, net decreased by 100.0% to nil as of December 31, 2025 from RMB7.0 million as of December 31, 2024, mainly due to our collection efforts. The allowance for credit losses as of December 31, 2024 and 2025 were RMB386.5 million and RMB385.8 million (US$55.2 million), respectively.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets include deposits, advance to suppliers, prepaid taxes, prepaid service fees, and others.

Our prepaid expenses and other assets increased by 4.0% to RMB165.5 million (US$23.7 million) as of December 31, 2025 from RMB159.1 million as of December 31, 2024. This was mainly due to the increase in our pre-paid tax and prepaid service fee.

Investments

Our investments consist of equity securities without readily determinable fair value, equity method investments, held-to-maturity and available-for-sale investments.

Our investments decreased by 64.1% to RMB315.6 million (US$45.1 million) as of December 31, 2025 from RMB879.6 million as of December 31, 2024.

Our available-for-sale investments decreased by 75.4% from RMB62.0 million as of December 31, 2024 to RMB15.3 million (US$2.2 million) as of December 31, 2025, mainly due to the maturity of the Standard Chartered Bank linked US Treasury notes we held in 2025.

Our held-to-maturity investments decreased by 63.7% from RMB287.4 million as of December 31, 2024 to RMB104.2 million (US$14.9 million) as of December 31, 2025, mainly because a large amount of certificates of deposit matured in 2025.

Our equity investments decreased by 63.0% from RMB530.2 million as of December 31, 2024 to RMB196.1 million (US$28.0 million) as of December 31, 2025, mainly because that we reevaluated the equity value of Hubei Consumption Financial Company, and recognized the impairment loss of investment of RMB320.7 million (US$45.9 million) based on such evaluation.

Taxes Payable

Our taxes payable decreased by3.1% to RMB297.6 million (US$42.6 million) as of December 31, 2025 from RMB307.2 million as of December 31, 2024. There are no any penalty and interest incurred as of December 31, 2025.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities increased by 50.9% to RMB198.4 million (US$28.4 million) as of December 31, 2025 from RMB131.5 million as of December 31, 2024, primarily due to (i) our financing resulting in other liabilities of RMB22.8 million (US$3.3 million) and (ii) the increase in the other liabilities of RMB44.3 million (US$6.3 million) due to the business growth of Metaverse Securities Limited.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	46,548	46,493	207,664	29,697
Net cash used in investing activities	(933,068)	(1,292,027)	(74,210)	(10,613)
Net cash provided by financing activities	—	—	5,561	795
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	74,534	69,127	(32,502)	(4,647)
Net (decrease) increase in cash, cash equivalents and restricted cash	(811,986)	(1,176,407)	106,513	15,232
Cash, cash equivalents and restricted cash at beginning of the year	2,632,006	1,820,020	643,613	92,035
Cash, cash equivalents and restricted cash at end of the year	1,820,020	643,613	750,126	107,267

Operating activities

Our net cash provided by operating activities was RMB207.7 million (US$29.7 million) in 2025. In 2025, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB167.4million (US$23.9 million), primarily resulted from (i) adjustment for non-cash items, mainly including adding back impairment loss of investment of RMB330.3 million (US$47.2 million), deferred taxes of RMB13.5 million (US$1.9 million), partially offset by the unrealized gain of investment in marketable securities of RMB366.4million(US$52.4 million), and (ii) changes in operating assets and liabilities, mainly including an increase in accrued expenses and other liabilities of RMB67.0 million (US$9.6 million).

Our net cash provided by operating activities was RMB46.5 million in 2024. In 2024, the principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB50.2 million, primarily resulted from (i) adjustment for non-cash items, mainly including adding back impairment loss of intangible assets of RMB20.5 million, amortization of RMB13.3 million and depreciation of RMB9.1 million, partially offset by share of income in equity method investments of RMB37.2 million, and (ii) changes in operating assets and liabilities, mainly including increase in accounts receivable of RMB33.8 million and a decrease in operating lease liabilities of RMB6.8 million, partially offset by the decrease in prepaid expenses and other assets of RMB6.9 million.

Our net cash provided by operating activities was RMB46.5million in 2023. In 2023, the principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB140.3 million were (i) adjustment for non-cash items, mainly including adding back provision for allowance for credit losses of RMB192.8 million, impairment loss of equity securities without readily determinable fair value of RMB29.0 million, and impairment of goodwill of RMB24.8 million, partially offset by share-based compensation of RMB72.1 million, and (ii) changes in operating assets and liabilities, mainly including decrease in prepaid expenses and other assets of RMB56.8 million, decrease in other receivables of RMB63.5 million and decrease in accounts receivable of RMB52.8 million, partially offset by decrease in accrued expenses and other liabilities of RMB116.3 million.

Investing activities

Net cash used in investing activities was RMB74.2 million (US$10.6 million) in 2025, which was primarily attributable to purchase of marketable securities RMB1,909.2 million (US$273.0 million) and purchase of term deposits of RMB47.5 million (US$6.8 million), partially offset by the disposals of marketable securities of RMB1,379.2 million (US$197.2million), the redemptions of term deposits of RMB295.4 million (US$42.2 million), and disposal of long-term investments RMB207.8 million (US$29.7 million).

Net cash used in investing activities was RMB1,292.0million in 2024, which was primarily attributable to purchase of marketable securities RMB3,304.5 million and purchase of term deposits of RMB597.0 million, partially offset by the disposals of marketable securities of RMB1,774.8 million and the redemptions of term deposits of RMB633.7 million.

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

Financing activities

Net cash provided by financing activities was nil in 2023 and 2024. Net cash provided by financing activities was RMB5.6 million (US$0.8 million) in 2025, which was primarily attributable to capital contributions from non-controlling interest shareholders.

Capital Expenditures

We had capital expenditures of RMB5.7 million, RMB 1.1 million and RMB 2.7 million (US$ 0.4 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for our efforts to procure new business operations and related licenses by acquisition.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2025:

	Payments Due by Period
	2026	2027	2028	2029	Thereafter
	(RMB in thousands)
Contractual Obligations:
Operating Leases Obligations	1,153	nil	nil	nil	nil

Note: With imputed interest of RMB8 million.

Our operating lease obligations relate to our leases of office premises and cloud infrastructure to support our core business systems. We lease certain office premises and cloud infrastructure under non-cancelable operating lease arrangements.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects—B. Operating Results—Critical Accounting Estimate.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lei Sun	46	Chairman of the Board of Directors
Yifan Ren	43	Vice chairman of the Board of Directors
Changxing Xiao	53	Director
Fangxiong Gong	62	Independent Director
Yuping Ouyang	51	Independent Director
Lei Liu	44	Chief Executive Officer and Chief Risk Officer and Director
Li Zhang	50	Chief Financial Officer

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB17.8 million (US$2.5 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

Our board of directors approved, in June 2015, June 2016 and March 2021, the 2015 Share Incentive Plan, the 2016 Share Incentive Plan and 2021 Share Incentive Plan, respectively (as amended and collectively, the Share Incentive Plans). The Share Incentive Plans are adopted to attract and retain the best available personnel, provide additional incentives to employees, directors, officers, and consultants and promote the success of our business. The maximum aggregate number of ordinary shares under the Share Incentive Plans is 91,603,068 Class A ordinary shares, and an annual increase on the first day of each of the five consecutive fiscal years commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.0% of the total number of the then issued and outstanding ordinary shares or (ii) such fewer number of shares as may be determined by our board of directors, subject to amendment. As of March 31, 2026, awards to purchase 8,154,519 Class A ordinary shares under the Share Incentive Plans have been granted to our directors, executive officers and employees and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2026, the options granted under the Share Incentive Plans to our current directors, executive officers and other grantees, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Lei Sun	6,227,900		0—2.34	7/10/2015	7/9/2020
	9,600,000		0	7/1/2016	12/31/2024
	24,958,000	(1)	0—2.12	10/20/2017	12/31/2024
Lei Liu	3,000,000		0—2.34	7/10/2015	6/30/2026
All Directors and Executive Officers as a Group	43,785,900

(1)	Options to purchase 7,737,735 Class A ordinary shares of our Company have been transferred to other employees of our Company.

As of March 31, 2026, other employees as a group hold options to purchase 6,654,519 Ordinary Shares of our company, with exercise prices ranging from nil to US$3.6953 per share.

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

We had 276, 227   and 185 employees as of December 31, 2023, 2024 and 2025, respectively. Almost all our employees are located in China and Hong Kong. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

As of December 31, 2025
Function:
Product and technology	30
Risk management	14
Business operations	57
Sales and marketing	27
General administration	57
Total	185

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 235,466,660 ordinary shares as of March 31, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:*
Lei Sun(l)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Yifan Ren(2)	43,583,400	—	43,583,400	18.5%	9.1%
Changxing Xiao(3)	13,920,300	—	13,920,300	5.9%	2.9%
Fangxiong Gong	—	—	—	—	—
Yuping Ouyang	—	—	—	—	—
Lei Liu(4)	4,500,000	1,347,600	5,847,600	2.5%	2.3%
Li Zhang	—	—	—	—	—
All Directors and Executive Officers as a Group	68,089,165	59,695,600	127,784,765	54.3%	76.3%
Principal Shareholders:
Nine F Capital Limited(1)	6,085,465	58,348,000	64,433,465	27.4%	62.0%
Nine Fortune Limited(2)	43,583,400	—	43,583,400	18.5%	9.1%
DFM Capital Ltd.(3)	13,920,300	—	13,920,300	5.9%	2.9%
Rich Way Global Limited(5)	15,263,301	—	15,263,301	6.5%	3.2%

Notes:

*	Mr. Lei Liu’s and Ms. Li Zhang’s business address is Room 1207, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. Mr. Lei Sun’s business address is Suite 4806-07 48/F, Central Plaza 18 Harbour Rd, Wanchai, Hong Kong. Mr. Fangxiong Gong’s business address is Room 6681, The Center, 99 Queen’s Road Central, Central, Hong Kong. Ms. Yuping Ouyang’s business address is Room 1001, Block A5, 243 Science Street, Huangpu District, Guangzhou 510700, China. Mr. Yifan Ren’s business address is 17/F, 80 Gloucester Road, Wanchai, Hong Kong. Mr. Changxing Xiao’s business address is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company indirectly wholly owned by The Nine F Trust; and (ii) 6,085,465 Class A ordinary shares held by Nine F Capital Limited. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The Nine F Trust is a trust established under the laws of Guernsey and managed by Trident Trust Company (HK) Limited as the trustee. Mr. Lei Sun is the settlor and protector of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in our company.

(2)	Represents 43,583,400 Class A ordinary shares held by Nine Fortune Limited, a British Virgin Islands company. Nine Fortune Limited is controlled by Mr. Yifan Ren. The registered address of Nine Fortune Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by The DTFM Capital Trust. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd., a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of this trust and Mr. Changxing Xiao and his family members are the trust’s beneficiaries. DTFM (PTC) Ltd. is in turn controlled by The DTFM Settlement, a trust established under the laws of Guernsey. The DTFM Settlement is managed by Trident Trust HK as the trustee. Mr. Changxing Xiao is the settlor and enforcer of The DTFM Settlement. Under the terms of the abovementioned trusts, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in our company.

(4)	Represents (i) 1,347,600 Class B ordinary shares held by Stone Cube Capital Ltd. a British Virgin Islands company; (ii) 3,000,000 Class A ordinary shares held by Stone Cube Capital Ltd; and (iii) 1,500,000 Class A ordinary shares that Stone Cube Capital Ltd. may purchase upon exercise of options within 60 days after March 31, 2026. The registered address of Stone Cube Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Stone Cube Capital Ltd is wholly-beneficially-owned by Mr. Liu.

(5)	Represents 15,263,301 Class A ordinary shares held by Rich Way Global Limited, a British Virgin Islands company, as reported in a Schedule 13G filed by Rich Way Global Limited and Rongsong Teng on August 5, 2021. Rich Way Global Limited is wholly beneficially owned by Mr. Rongsong Teng. The registered address of Rich Way Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2026, a total of 71,688,437 Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. As of March 31, 2026, none of our Class B ordinary shares are held by U.S. record holders. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Other Related Parties

In 2019, Nanjing Lefang Intelligent Lite Technology Development Co., Ltd., or Nanjing Lefang, an investee over which we have significant influence, provided us with borrower acquisition and referral services. We provided consulting services to Nanjing Lefang in 2019 and related party loan to Nanjing Lefang. As of December 31, 2024 and 2025, we had RMB4.6 million and RMB4.6 million (US$0.7 million) due to Nanjing Lefang, and RMB43.1 million and RMB42.3 million (US6.0 million) due from Nanjing Lefang, respectively. Such amounts due from Nanjing Lefang represented loans we provided, which recognized a full allowance for expected credit losses against as of December 31, 2023. In 2024, Nanjing Lefang repaid RMB400 thousand, and therefore the outstanding balance decreased to RMB43.1 million as of December 31, 2024. In 2025, Nanjing Lefang repaid RMB810 thousand, and therefore the outstanding balance decreased to RMB42.3 million as of December 31, 2025.

As of December 31, 2023, we had RMB92.4 million due from Hainan Chenxi, which represented a related party loan we extended to Hainan Chenxi for the purpose of supporting its efforts to seize the business opportunities during the resurgence of the COVID-19 pandemic. Due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic, Hainan Chenxi incurred continued losses from its wealth management business, and we recognized a full allowance for expected credit losses against the loan as of December 31, 2023. In 2024, Hainan Chenxi attributed a revenue of RMB4 thousand. In 2025, Hainan Chenxi repaid RMB1,665 thousand to us, and therefore the outstanding balance decreased to RMB90.7 million as of December 31, 2025.

As of December 31, 2023, we had RMB57.1 million due from Zhongzheng Jinniu, which represented a related party loan we extended to Zhongzheng Jinniu for the for the purpose of supporting its efforts to seize the business opportunities in an expected securities market resurgence after the COVID-19 pandemic. Due to the tepid recovery of the macroeconomic environment after COVID-19 pandemic, Zhongzheng Jinniu incurred continued loss from its fund business, and we recognized a full allowance for expected credit losses against. From 2024, to support their rapid development of Zhongzheng Jinniu, we extended a new loan of RMB2.4 million to Zhongzheng Jinniu, and hoped they have some opportunity to enhance their business. In 2024, Zhongzheng Jinniu continuously repaid RMB1.5 million, and we recognized a full allowance for expected credit losses against the remaining balance. In 2025, Zhongzheng Jinniu neither made any additional repayments nor received any new loans from us, and the outstanding balance was RMB58.0 million as of December 31, 2025.

As of December 31, 2023, we had RMB5.0 million due from Zhuhai Yuanxin Investments Partnership (Limited Partnership) based on future cooperation considerations. As of December 31, 2024 and 2025, the gross loan balance remained unchanged, and the full allowance remained in place.

As of December 31, 2023, we had RMB50 thousand due from Beijing Lize Jiaxing Technology Co., Ltd., an equity investee of ours, which represented a related party loan. We have recorded an impairment loss of this loan in full as of December 31, 2023. In 2024, we extended RMB100 thousand more loan to Beijing Lize Jiaxing Technology Co., Ltd., which recognized a full allowance for expected credit losses against as of December 31, 2024. In 2025, Beijing Lize Jiaxing Technology Co., Ltd. repaid RMB150 thousand in full, and the outstanding balance was nil as of December 31, 2025.

As of December 31, 2024, we had RMB1.4 million due to Shuimu Online (Beijing) Technology Co., Ltd., an equity investee of ours, which represented a related party loan. As of December 31, 2025, the amount due to Shuimu Online increased by RMB90 thousand as Shuimu online provided leasing service to the Group.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

In 2019, we partnered with PICC under our direct lending program, for which PICC provided credit insurance to the institutional funding partners. Our cooperation with PICC on new loans under direct lending program was terminated in December 2019. In November 2019, PICC stopped paying the service fees to us that had been agreed in the cooperation agreement between us and PICC. PICC further disputed with us regarding payments of the service fees under the cooperation agreement. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the cooperation agreement. We, together with our legal counsel of the case, determined that PICC has breached its contractual obligation under the cooperation agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the cooperation agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the cooperation agreement plus accrued interest should be refunded to PICC. The court proceedings in Beijing and Guangzhou were later consolidated. Currently, the consolidated court proceeding has concluded with the ruling pending. Although the hearing process has been completed, under applicable legal procedures, the court may schedule additional hearings, which could further delay resolution of the matter and increase related costs and uncertainty. If we do not prevail in these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc. Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020), or the State Court Action, and Holland v. 9F Inc. et al., No. 2:21-cv-00948 (United States District Court for the District of New Jersey), or the Federal Court Action. Both actions allege that defendants made misstatements and omissions in connection with our public offering and disclosures in violation of the federal securities laws. On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. Briefing on the motion to dismiss the second amended complaint was completed on July 28, 2023.  On March 14, 2024, the Court dismissed the State Court Action with prejudice.  Plaintiffs filed a notice of appeal on April 11, 2024.  On January 30, 2025, the Supreme Court of the State of New York, Appellate Division, First Department unanimously affirmed the lower court’s decision, which granted defendants’ motion to dismiss the second amended complaint. On February 28, 2025, Plaintiffs filed a motion for reargument and leave to appeal to Court of Appeals. We filed a response to the motion on March 24, 2025, and Plaintiffs filed a reply on March 28, 2025. On May 29, 2025, the Appellate Division denied the motion. The State Court Action is over. On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead.  Briefing on the motion to dismiss the second amended complaint was completed in May 2023.  On February 22, 2024, the Court granted plaintiffs’ request to further amend the complaint, and a revised second amended complaint was filed on the same day.  Briefing on the motion to dismiss the revised second amended complaint was completed on March 25, 2024. On December 12, 2024, the Federal Court Action was partially dismissed without prejudice. On December 23, 2024, a third amended complaint was filed in the Federal Court Action. We filed our motion to dismiss the third amended complaint on February 12, 2025. Briefing on the motion to dismiss the third amended complaint was completed on April 11, 2025. In November 2025, the Court issued an order and referred the case back to the Magistrate Court. A settlement conference was held before the Magistrate Judge on April 2, 2026. On April 8, 2026, the District Court issued an order administratively terminating the entire action pending consummation of the settlement.

From time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. Most of those claims are still in early stage of court procedures and it is not possible to ascertain the outcomes of those legal proceedings. We vigorously assert our rights in those proceedings and will continue to do so. In July 2023, the Supreme People’s Court of the PRC issued a civil judgment regarding one of those claims, concluding there had been no intention to form a private lending contract or establish guarantee relationship between that certain loan investor and Jiufu Puhui under our legacy business. The Supreme People’s Court of the PRC further found in the judgment that Jiufu Puhui, as the operator of an online lending information intermediary platform, shall not be responsible for loan repayment to that certain loan investor. However, in 2025 and as of the date of this annual report, a moderate aggregate amount was awarded in favor of loan investors in some of the remaining legal proceedings. Such amount was initially paid by us, and we have subsequently recovered the full amount from a third party with whom we collaborated pursuant to our agreement in connection with the handling of outstanding loans relating to our legacy business. In relation to such legal proceedings, certain assets of the Company, in an aggregate amount of approximately RMB231.0 million, were subject to judicial freezing orders as of March 31, 2026. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, liquidity, cash flows and reputation.” and “Item 4—Information on the Company—A. History and Development of the Company.”

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (“the Code”). This discussion is based upon the Code, U.S. Treasury Regulations promulgated thereunder (“U.S. Treasury Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and the PRC (the “Treaty”), and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service will not take, or that a court will not sustain, a contrary position.

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons that acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value);

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address any considerations relating to non-U.S., state, local or any U.S. federal estate, gift, alternative minimum tax or the Medicare tax on certain net investment income.

Each U.S. Holder should consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations applicable to the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all of its substantial decisions or (B) that has in effect a valid election to be treated as a U.S. person under the Code or applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships should consult their respective tax advisors as to the U.S. federal income tax considerations relating to an investment in our ADSs or ordinary shares in light of their particular circumstances.

This discussion assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms thereof. Accordingly, for U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs and deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

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

Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the VIEs for U.S. federal income tax purposes, it may increase the likelihood that we will be treated as a PFIC for any taxable year.

Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits and investments), we believe that we were likely a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year ending December 31, 2026 unless the market price of our ADSs significantly increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “—Passive foreign investment company rules.”

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025 and we will likely be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below under “—Passive foreign investment company rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. The gross amount of any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. The ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on the Nasdaq Global Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends.

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

Sale or other disposition

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025 and we will likely be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth below under “—Passive foreign investment company rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of a capital losses is subject to limitations. The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the U.S. Holder’s ability to claim a foreign tax credit in respect of any foreign tax imposed on the disposition unless the U.S. Holder has other income that is treated as derived from foreign sources.

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

Passive foreign investment company rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed with respect to the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, such U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, such U.S. Holder will be deemed to have sold our ADSs or ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and such U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations relating to a deemed sale election.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs are also PFICs (each “a lower-tier PFIC”), such U.S. Holder will generally be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period for which we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in the applicable U.S. Treasury Regulations. Our ADSs, but not our ordinary shares, are traded on a qualified exchange or other market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If we are classified as a PFIC, a U.S. Holder will generally be required to file an annual report with the IRS with respect to its investment in our ADSs or ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we were, are, or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our executive officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Ac.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2025, we received no reimbursement from the depositary.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses: (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of our investment values, credit losses and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments. Any of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

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

Changes in Internal Control over Financial Reporting

During the audit of our company’s consolidated financial statements as of and for the year ended December 31, 2024, our management, together with our prior independent registered public accounting firm, identified material weaknesses related to (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of our investment values, credit losses and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments.

In 2025, we implemented a number of remedial measures to address the material weaknesses with respect thereto, including (i) the hire of additional competent and qualified personnel with appropriate knowledge and work experience of financial reporting; (ii) the implementation of new processes and procedures in our financial reporting closing process to provide additional levels of review and account analysis; and (iii) the enhancement and improvement of the internal controls in relation documentation of critical accounting estimates and procedures.

As of December 31, 2025, based on an assessment performed by our management on the effectiveness of the remediation measures mentioned above, we concluded that the material weakness we identified in 2024 remained not remediated as of December 31, 2025.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by Wei, Wei & Co., LLP, our previous external auditor, and Marcum Asia CPAs LLP, our principal external auditor, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

The table below sets forth information about fees payable by us to Wei, Wei & Co., LLP for the fiscal years ended December 31, 2023 and 2024, and fees payable by us to Marcum Asia CPAs LLP for the fiscal year ended December 31, 2025, respectively.

	For the Year Ended December 31,
	2023	2024	2025
	(in thousands of RMB)
Audit fees(1)	5,680	5,474	4,852

(1)	“Audit fees” represents the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by Wei, Wei & Co., LLP for the year ended December 31, 2023, 2024 and by Marcum Asia CPAs LLP for the year ended December 31, 2025 as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 16, 2025, we dismissed Wei, Wei & Co., LLP (“Wei, Wei”), as our independent registered public accounting firm and engaged Marcum Asia CPAs LLP (“Marcum Asia”), as our independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board and the board of directors. The decision was not made due to any disagreements between us and Wei, Wei.

The reports of Wei, Wei on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2024 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period through September 16, 2025, there have been (i) no disagreements, as defined in item 16F(a)(1)(iv) of the instructions to 20-F, between us and Wei, Wei on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, Wei would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports on our consolidated financial statements for such years, or (ii) no “reportable events”, as defined in item 16F(a)(1)(v) of the instructions to 20-F, that would be required to be described this annual report other than the material weaknesses in the Company’s internal control over financial reporting relating to (1) a lack of sufficient financial reporting and accounting personnel with appropriate U.S. GAAP knowledge and SEC reporting experience to properly address complex U.S. GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC; (2) a lack of proper documentation in support of certain accounting transactions and for the facilitation of the audit process and a lack of proper documentation in support of the Company’s investment values, credit losses and impairment analysis; and (3) a lack of sufficient policies and procedures to monitor the accounting treatment of complex financial instruments.

We have provided Wei, Wei with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Wei, Wei a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Wei, Wei’s letter dated April 30, 2026 is attached as Exhibit 16.1.

During each of the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period through September 16, 2025, neither we, nor anyone on our behalf, has consulted with Marcum Asia regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading, is incorporated herein by reference to Exhibit 11.2 to this annual report on Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of 9F Inc. are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective August 15, 2019 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on August 8, 2019 (File No. 333-232802))
2.3	Deposit Agreement dated August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form S-8 filed on May 19, 2020 (File No. 333-238489))
2.3.1	Form of Amendment No. 1 to the Deposit Agreement dated as of August 19, 2019, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 filed on January 4, 2023 (File No. 333-233151))
2.4	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on the Form 20-F filed on May 16, 2023 (File No. 001-39025))
2.5	Amendment No. 1 to Deposit Agreement dated January 18, 2023, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 2.6 to the annual report on the Form 20-F filed on May 16, 2023 (File No. 001-39025))
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.2	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
4.5	English version of executed form of master exclusive service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed master exclusive service agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.5 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.6	English version of executed form of exclusive option agreement among a VIE of the Registrant, its shareholder, the WFOE of the Registrant, and the Registrant, as currently in effect, and a schedule of all executed exclusive option agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
4.7	English version of executed form of equity interest pledge agreement among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity interest pledge agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.7 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)

4.8	English version of executed form of proxy agreement and power of attorney among a VIE of the Registrant, its shareholder, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed proxy agreements and powers of attorney adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.8 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
4.9	English version of executed form of loan agreement between the shareholder of a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
4.10	English version of executed form of spousal consent letter of the spouse of an individual shareholder of Jiufu Shuke as currently in effect, and a schedule of all executed spousal consent letters adopting the same form in respect of each shareholder, if applicable, of Jiufu Shuke (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on November 5, 2021 (File No. 333-260827))
4.11	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F of the Registrant of the fiscal year ended December 31, 2020, filed on May 18, 2021)
4.12	Subscription Agreement, dated July 19, 2021, between the Registrant and Rich Way Global Limited (incorporated herein by reference to Exhibit 10.12 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.13	Subscription Agreement, dated July 19, 2021, between the Registrant and Sky Ease Ventures Limited (incorporated herein by reference to Exhibit 10.13 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.14	Restated and Amended Subscription Agreement, dated September 29, 2021, among the Registrant, Sky Ease Ventures Limited and Brilliant Code Investment Limited. (incorporated herein by reference to Exhibit 10.14 to the F-1 filed on November 5, 2021 (File No. 333-260827))
4.15*	English version of executed form of Equity Transfer Agreement, dated August 27, 2025, by and between Foshan Yunsheng Enterprise Management Co., Ltd. and Beijing Lirongxing Business & Technology Co., Ltd., with respect to the transfer of equity interests in Jiuxing Insurance Brokerage Co., Ltd.
8.1*	Significant subsidiaries and consolidated variable interest entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on July 25, 2019 (File No. 333-232802))
11.2	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39025) filed with the Securities and Exchange Commission on August 8, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Marcum Asia CPAs LLP
15.3*	Consent of Wei, Wei & Co., LLP
16.1*	Letter from Wei, Wei & Co., LLP regarding Item 16F of this annual report (included in Exhibit 15.3)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to annual report to Form 20-F of the Registrant for the fiscal year ended December 31, 2023, filed on May 15, 2024)
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104*	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

9F Inc.

By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: April 30, 2026

9F Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

9F Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 9F Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes and schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

Beijing, China

April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 9F Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 9F Inc. and subsidiaries (the “Company”) as of December 31, 2024 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and the financial statement schedule listed in the accompanying index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-years period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

How the Critical Audit Matter Was Addressed in the Audit

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

9F INC.
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS:
Cash and cash equivalents	379,350	434,527	62,137
Restricted cash	264,263	315,599	45,130
Term deposits	262,759	3,846	550
Investment in marketable securities	1,956,027	2,847,627	407,205
Accounts receivable, net	83,065	87,390	12,497
Other receivables, net	62,479	79,468	11,362
Loans receivable, net	6,964	—	—
Prepaid expenses and other assets, net	159,102	165,455	23,660
Investments	879,604	315,596	45,130
Operating lease right-of-use assets, net	11,153	2,888	413
Property, equipment and software, net	53,644	42,582	6,089
Intangible assets, net	4,626	3,312	474
TOTAL ASSETS	4,123,036	4,298,290	614,647
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Payroll and welfare payable	11,470	9,534	1,363
Taxes payable	307,170	297,592	42,555
Accrued expenses and other liabilities	131,467	198,419	28,374
Operating lease liabilities	9,575	1,145	164
Amounts due to related parties	6,022	6,112	874
Deferred tax liabilities	763	14,283	2,042
TOTAL LIABILITIES	466,467	527,085	75,372
Commitments and Contingencies (Note 19)

Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized, 174,304,260 shares issued and outstanding as of December 31, 2024 and 2025)	1	1	—	*
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized; 61,162,400 shares issued and outstanding as of December 31, 2024 and 2025)	1	1	—	*
Additional paid-in capital	5,712,976	5,713,030	816,952
Statutory reserves	470,542	476,164	68,091
Accumulated deficit	(2,781,606)	(2,619,027)	(374,516)
Accumulated other comprehensive income	199,863	141,696	20,262
Total 9F Inc. shareholders’ equity	3,601,777	3,711,865	530,789
Non-controlling interest	54,792	59,340	8,486
Total shareholders’ equity	3,656,569	3,771,205	539,275
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,123,036	4,298,290	614,647

*	Absolute value is less than US$1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues:
Sales income	142,628	124,973	134,308	19,206
Cost of goods sold	(61,654)	(29,751)	(25,287)	(3,616)
Gross Profit	80,974	95,222	109,021	15,590
Post-origination services	3,629	5,326	—	—
Technical services	247,770	143,648	117,698	16,831
Wealth management	18,422	36,027	37,874	5,416
Total revenues (excluding cost of goods sold)	412,449	309,974	289,880	41,453
Other operating expenses and fees:
Sales and marketing	(27,801)	(14,089)	(12,391)	(1,772)
Origination and servicing	(53,525)	(78,097)	(59,776)	(8,548)
General and administrative expenses	(270,290)	(222,928)	(181,356)	(25,934)
(Provision for) reversal of credit losses	(192,756)	(10,565)	204	29
Total operating expenses and fees (including cost of goods sold)	(606,026)	(355,430)	(278,606)	(39,841)
Operating (loss) income	(193,577)	(45,456)	11,274	1,612
Interest income and realized gain of investment in marketable securities	97,669	84,622	182,418	26,085
Impairment loss of investments	(27,928)	(4,590)	(330,316)	(47,235)
Impairment loss of goodwill	(24,809)	—	—	—
Impairment loss of intangible assets and property, equipment and software	—	(20,488)	—	—
Unrealized (loss) gain investment in marketable securities	(2,415)	5,161	366,399	52,394
Dividend income from investments	3,132	4,171	700	100
(Loss) gain from disposal of subsidiaries	(75)	754	—	—
Gain on held-to-maturity investment	186	179	190	27
Exchange (loss) income	(4,289)	791	(1,328)	(190)
Other income (expense), net	222	1,838	(2,345)	(334)
(Loss) income before income tax expense and loss in equity method investments	(151,884)	26,982	226,992	32,459
Income tax expense	(7,745)	(13,982)	(56,332)	(8,055)
Income (loss) from equity method investments, net	19,280	37,157	(3,271)	(468)
Net (loss) income	(140,349)	50,157	167,389	23,936
Net loss (income) attributable to the non-controlling interest shareholders	159	(173)	812	116
Net (loss) income (attributable to the Company’s ordinary shareholder)	(140,190)	49,984	168,201	24,052
(Loss) earnings per share
Basic	(0.60)	0.21	0.71	0.10
Diluted	(0.60)	0.21	0.71	0.10
Weighted Average Shares Outstanding
Basic	235,499,660	235,499,660	235,499,660	235,499,660
Diluted	235,499,660	235,904,267	235,928,331	235,928,331
(Loss) earnings per ADS (1 ADS equals 20 Class A ordinary shares)
Basic	(11.91)	4.24	14.28	2.04
Diluted	(11.91)	4.24	14.26	2.04

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net (loss) income	(140,349)	50,157	167,389	23,936
Other comprehensive income (loss):
Unrealized gain on available-for-sale investments	—	—	2,639	377
Foreign currency translation adjustment	74,021	34,854	(61,007)	(8,724)
Total comprehensive (loss) income	(66,328)	85,011	109,021	15,589
Total comprehensive income (loss) attributable to the non-controlling interest shareholders	159	(173)	1,013	145
Total comprehensive (loss) income attributable to the Company’s ordinary shareholder	(66,169)	84,838	110,034	15,734

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands except for number of shares and per share data)

	9F Inc. Shareholders’ Equity
							Accumulated	Total
	Ordinary shares			Additional			other	9F Inc.	Non-	Total
	Number of shares	Amount		paid-in capital	Statutory reserve	Deficit	comprehensive income (loss)	shareholders’ equity	controlling interest	shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	235,466,660	2		5,786,068	465,495	(2,686,353)	90,988	3,656,200	54,778	3,710,978
Share-based compensation	—	—		(72,133)	—	—	—	(72,133)	—	(72,133)
Net loss	—	—		—	—	(140,190)	—	(140,190)	(159)	(140,349)
Other comprehensive income	—	—		—	—	—	74,021	74,021	—	74,021
Balance as of December 31, 2023	235,466,660	2		5,713,935	465,495	(2,826,543)	165,009	3,517,898	54,619	3,572,517
Share-based compensation	—	—		(959)	—		—	(959)	—	(959)
Net income	—	—		—	—	49,984	—	49,984	173	50,157
Provision for statutory reserve	—	—		—	5,047	(5,047)	—	—	—	—
Other comprehensive income	—	—		—	—	—	34,854	34,854	—	34,854
Balance as of December 31, 2024	235,466,660	2		5,712,976	470,542	(2,781,606)	199,863	3,601,777	54,792	3,656,569
Share-based compensation	—	—		54	—	—	—	54	—	54
Net income	—	—		—	—	168,201	—	168,201	(812)	167,389
Provision for statutory reserve	—	—		—	5,622	(5,622)	—	—	—	—
Other comprehensive loss	—	—		—	—	—	(58,167)	(58,167)	(201)	(58,368)
Capital injection from non-controlling interest shareholders	—	—		—	—	—	—	—	5,561	5,561
Balance as of December 31, 2025	235,466,660	2		5,713,030	476,164	(2,619,027)	141,696	3,711,865	59,340	3,771,205
Balance as of December 31, 2025 in US$	235,466,660	—	*	816,952	68,091	(374,516)	20,262	530,789	8,486	539,275

The accompanying notes are an integral part of these consolidated financial statements.

9F INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2025
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss) income	(140,349)	50,157	167,389	23,936
Depreciation	11,952	9,074	13,488	1,929
Amortization of intangible assets	5,637	4,144	1,121	160
Amortization of right-of-use assets	10,748	9,125	8,051	1,151
Deferred income taxes	(1,077)	(5,285)	13,520	1,933
Share-based compensation	(72,133)	(959)	54	8
(Gain) loss from disposal of property and equipment	—	(416)	170	24
Share of (income) loss in equity method investments	(19,280)	(37,157)	3,271	468
Unrealized loss (gain) of investment in marketable securities	2,415	(5,161)	(366,399)	(52,394)
Loss (income) from disposal of subsidiaries	75	(754)	—	—
Impairment loss of investment	28,984	5,000	330,316	47,235
Impairment loss of intangible assets and property, equipment and software	—	20,488	—	—
Gain on held-to-maturity investment	(186)	(179)	(190)	(27)
Dividend income from equity securities without readily determinable fair value	(875)	(1,877)	—	—
Provision (reversal) for credit losses	192,756	10,565	(204)	(29)
Impairment of goodwill	24,809	—	—	—
Accretion of interest on held-to-maturity investment	(17,012)	(11,303)	(4,146)	(593)
Changes in operating assets and liabilities
Accounts receivable	52,788	(33,765)	(3,630)	(519)
Interest receivable	—	33,300	17,340	2,480
Other receivables	63,548	(1,995)	(19,142)	(2,737)
Loans receivable	(965)	(6,181)	6,000	858
Prepaid expenses and other assets	56,779	6,855	(6,353)	(908)
Amount due to related parties	(519)	—	—	—
Accrued expenses and other liabilities	(116,328)	5,042	66,952	9,574
Taxes payable	(12,964)	9,426	(9,578)	(1,370)
Payroll and welfare payable	(4,787)	513	(1,936)	(277)
Deferred revenue	(3,629)	(5,326)	—	—
Operating lease liabilities	(13,839)	(6,838)	(8,430)	(1,205)
Net cash provided by operating activities	46,548	46,493	207,664	29,697
Cash Flows from Investing Activities:				—
Purchases of property, equipment and software and intangible assets	(5,744)	(1,140)	(2,662)	(381)
Proceeds from sale of property and equipment	1,391	773	—	—
Purchase of term deposits	(341,636)	(596,903)	(47,521)	(6,795)
Redemptions of term deposits	227,432	633,697	295,412	42,243
Acquisitions of subsidiaries, net of cash acquired	(14)	—	—	—
Purchase of marketable securities	(364,011)	(3,304,541)	(1,909,186)	(273,010)
Disposals of marketable securities	134,310	1,774,785	1,379,230	197,227
Disposals of subsidiaries, net of cash disposed	—	9,301	—	—
Purchases of long-term investments	(529,521)	(125,548)	—	—
Disposal of long-term investments	—	317,593	207,802	29,715
Provision of loans to related parties	(111,805)	(2,492)	—	—
Repayment of loans to related parties	56,530	2,448	2,715	388
Net cash used in investing activities	(933,068)	(1,292,027)	(74,210)	(10,613)
Cash Flows from Financing Activities:
Capital contribution by non-controlling shareholders	—	—	5,561	795
Net cash provided by financing activities	—	—	5,561	795
Effect of foreign exchange rate changes on cash, cash equivalent and restricted cash	74,534	69,127	(32,502)	(4,647)
Net (decrease) increase in cash, cash equivalent, and restricted cash	(811,986)	(1,176,407)	106,513	15,232
Cash, cash equivalent, and restricted cash at the beginning of the year	2,632,006	1,820,020	643,613	92,035
Cash, cash equivalent, and restricted cash at the end of the year	1,820,020	643,613	750,126	107,267
Supplemental disclosures of cash flow information:
Cash paid for income taxes	24,224	8,523	51,763	7,402
Reconciliation to amounts on consolidated balance sheets at the beginning of the year:
Cash and cash equivalents	2,433,279	1,686,342	379,350	54,246
Restricted cash	198,727	133,678	264,263	37,789
Total cash, cash equivalents, and restricted cash at the beginning of the year	2,632,006	1,820,020	643,613	92,035
Reconciliation to amounts on consolidated balance sheets at the end of the year:
Cash and cash equivalents	1,686,342	379,350	434,527	62,137
Restricted cash	133,678	264,263	315,599	45,130
Total cash, cash equivalents, and restricted cash at the end of the year	1,820,020	643,613	750,126	107,267

The accompanying notes are an integral part of these consolidated financial statements.

9F Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Group operates its internet related business in the PRC through three PRC domestic companies, Jiufu Shuke, Beijing Yi Qi Mai and Beijing Puhui Lianyin Information Technology Limited (“Beijing Puhui”), whose equity interests are held by certain management members and the Founders of the Group. The Group established four wholly-owned foreign invested subsidiaries in the PRC, Beijing Shuzhi Lianyin Technology Co., Ltd (“Shunzhi Lianyin”), Zhuhai Xiaojin Hulian Technology Co., Ltd (“Xiaojin Hulian”), Zhuhai Wukong Youpin Technology Co., Ltd (“Wukong Youpin”), and Qianhai Fuyuan Network Technology (Shenzhen) Co., Ltd (“Qianhai Fuyuan”, together with Shunzhi Lianyin, Xiaojin Hulian, and Wukong Youpin collectively referred as the “WFOEs”).

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

The Company consolidates Yuan Yu Global Fund SPC and accounts for as a VIE because it is deemed to control such fund. The Company has an economic interest and as the investment manager, is deemed to have both the power to direct the most significant activities of the products and the right to receive benefits that could potentially be significant to this fund.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB
Assets:
Cash and cash equivalents	155,360	319,275
Restricted cash	152,136	218,151
Investment in marketable securities	1,422,725	2,032,157
Accounts receivable, net	78,502	83,044
Other receivables, net	4,206	7,996
Loans receivable, net	6,964	—
Amount due from the subsidiaries of the Group*	93,722	75,348
Prepaid expenses and other assets	147,209	153,055
Investments	797,573	282,685
Operating lease right-of-use assets, net	6,274	1,935
Property, equipment and software, net	48,103	41,179
Total assets	2,912,774	3,214,825
Liabilities:
Payroll and welfare payable	11,467	9,302
Taxes payable	301,935	291,392
Accrued expenses and other liabilities	70,155	72,914
Operating lease liabilities	4,696	192
Amounts due to related parties	6,022	6,112
Amount due to the subsidiaries of the Group*	1,009,332	991,829
Deferred tax liabilities	—	3,130
Total liabilities	1,403,607	1,374,871

*	The balances are eliminated through the consolidation in the preparation of the Group’s consolidated financial statements.

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	396,650	271,164	252,264
Net (loss) income	(73,079)	83,076	92,995

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by operating activities	339,806	25,148	143,307
Net cash (used in) provided by investing activities	(5,021)	(1,136,444)	81,062
Net cash provided by financing activities	—	—	5,561

The VIEs contributed an aggregate of 87.48% and 87.02% of the consolidated net revenues for the years ended December 31, 2024 and 2025, respectively. The remaining revenues are from HK. As of December 31, 2024 and 2025, the VIEs accounted for an aggregate of 70.65%, and 74.79%, respectively, of the consolidated total assets. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, restricted cash and investment in marketable securities.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net (loss) income, shareholders’ equity, or cash flows as previously reported.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, provision for credit losses for receivables, impairment loss of investments, share-based compensation and valuation allowance for deferred tax assets. Actual results may differ materially from these estimates.

Revenue recognition

The Group follows the Financial Accounting Standards Board (FASB) Accounting Standards Codification 606 (“ASC 606”), Revenue from Contracts with Customers (Topic 606).

The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the guidance of FASB ASC 606, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation.

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

Sales income

Sales income from sales of the products to end customers directly through the online stores run on third party e-commerce platforms with a platform service agreement. Under the platform service agreement, the Group sets up online stores on the platforms to sell the Group’s products to end customers. The platforms provide services to support the operations of the online store including processing sales orders and collecting from end customers. The platforms charge the Group service fees based on the Group’s sales through the online stores. The Group enters sales contracts directly with the end customers. The platforms do not take control of the goods and are not a party to sales contracts with end customers. The Group is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support. Accordingly, the Group determined the end customers (as opposed to the platforms) as its customers. The Group identifies its performance obligation to transfer control of provide and deliver the products ordered on the e-commerce platform to the customers. The sales contracts with end customers normally include a customer’s right to return products within 7 days after receipt of goods. If customers report defects after receipt but are still within the warranty period (varies from 6 months to 24 months), the Group will have the defective goods repaired, replaced or take other appropriate action to compensate timely, usually within 48 hours.

The Group recognizes revenues net of discounts and sales returns when the products are delivered and title is passed to customers. For the years ended December 31, 2023, 2024 and 2025, sales returns are RMB262, RMB216 and RMB69, respectively.

Wealth management

Wealth management revenue consists of: (i) internet securities services revenue, which primarily consists of commissions and brokerage income, management fee income and agency fee income; and (ii) insurance services revenue, primarily consists of customers referral income.

The Group offers offshore securities investment services and IPO subscription service and charge fees to individual investors to connect them with Hong Kong and U.S. stock markets. Internet securities services generate revenue from commissions through customers’ transactions in stocks by providing brokerage services.

The Group enters into insurance service contracts with insurance companies with a pre-agreed commission. The commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium collected by paid to the insurance companies from sales facilitated by the Group.

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

Legacy business

In December 2020, as part of the effort to redirect the Group’s business focus, we ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on our online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by us and certain licensed asset management companies, the rights of investors in then existing loans underlying the legacy products have been transferred to such companies.

Online Lending Information Intermediary Services revenue (under legacy business). Through its online platform, the Group provided intermediary services for the personal financing products, One Card, under which the holders of One Card could apply for loans on a revolving basis (“revolving loan products”). The Group also provided one-time loan facilitation services to meet various consumption needs (“non-revolving loan products”). The Group has determined that it was not the legal lender or borrower in the loan origination and repayment process but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group did not record loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform. The Group considered its customers to be both the investors and borrowers. The Group considered the loan facilitation services and post-origination services as two separate services, which represented two separate performance obligations under Topic 606, as these two deliverables were distinct in that customers could benefit from each service on its own and the Group delivered the services were separately identifiable from each other in the contract.

In December 2020, the Group ceased publishing information relating to new offerings of investment opportunities in legacy products for investors on its online lending information intermediary platform. Pursuant to certain collaboration arrangements entered into by the Group and a licensed asset management company, the rights of investors in existing loans underlying the legacy products were transferred to the asset management company. After such transfer, the outstanding balance of loans facilitated became nil and loan facilitation services were nil in 2023, 2024 and 2025, and the asset management company provided the existing investors with services in relation to the return of their remaining investment in loans in the direct lending program. Through its direct lending program, the Group provided traffic referral services to financial institution partners, allowing the financial institution partners to gain access to borrowers who passed the Group’s risk assessment.

Revenues of legacy business recognized in 2023, 2024 and 2025 were RMB3,629, RMB5,326 and nil, respectively, which are presented in post-origination services in the consolidated statements of operations.

Value added taxes (“VAT”)

The Group is subject to value added tax, or VAT, at a rate 13% or 9% on sales of products, and at a rate of 6% on services rendered by the Group, less any deductible VAT the Group has already paid or borne, at a VAT rate 3% for small-scale taxpayers with rate 1% deduction. VAT is reported as a deduction to revenue when incurred which resulted in a VAT payable of RMB2,670, and RMB1,993 as of December 31,2024 and 2025, respectively. The net VAT balance between input VAT and output VAT is included in taxes payable or prepaid expenses and other assets on the consolidated balance sheet.

Disaggregation of revenues

Technical service revenue, sales income and post-origination services revenue are generated from China, while wealth management revenue is primarily derived from Hong Kong. The following table illustrates the disaggregation of revenues by services offering in 2023, 2024 and 2025, respectively.

	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Technical services	247,770	143,648	117,698
Sales income	142,628	124,973	134,308
Post-origination services	3,629	5,326	—
Wealth management	18,422	36,027	37,874
Total	412,449	309,974	289,880

Deferred Revenue

Deferred revenue consists of post-origination service fees received from borrowers, investors and financial institution partners for which services have not yet been provided. Deferred revenues are recognized ratably as revenue when the post-origination services are delivered during the loan period. Deferred revenue was fully recognized as of the end of 2024.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivables, prepaid expenses and other assets, marketable securities, term deposits, long-term investments, amount due from related parties, amount due to related parties, and accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for long-term investments approximate their fair values because of their generally short-term maturities.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

The restricted cash primarily consists of amounts received from investors for the purpose of buying or selling securities on their behalf, and bank deposit frozen by certain judicial freezing order. As of December 31, 2024, and 2025, the Group had restricted bank deposits of RMB264,263 and RMB315,599, respectively. The detailed restricted funds are, i) restricted funds due to brokage business which is restricted and governed by Securities and Futrues Rules under Securities and Futures Ordinance, the amount was RMB93,878 and RMB79,965 as of December 31, 2024, and 2025, respectively. ii) restricted funds due to lawsuits which were related to certain judicial freezing order, the amount was RMB147,094 and RMB211,673 as of December 31, 2024, and 2025, respectively. iii) required government reserves, the amount was RMB23,291 and RMB23,961 as of December 31, 2024, and 2025, respectively.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Investment in marketable securities

The Group invests in marketable equity securities to meet business objectives. The marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the consolidated balance sheets. The Group purchases common stocks, funds, floating rate bonds on the open market through bank and securities companies.

Loans receivable

Loans receivable are measured at amortized cost and net of allowance for current expected credit losses. If the loans receivable with allowance for current expected credit losses is subsequently collected, the previously recognized allowance for current expected credit losses is reversed.

Inventories

Inventories consisting of products available for sale are valued at the lower of cost or net realizable value with cost determined using the first-in, first-out cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Adjustments are recorded when future estimated net realizable value is less than cost. Write-downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). Certain costs attributable to buying and receiving products, such as freight in, are also included in inventories. As of December 31, 2024, and 2025, the Group had inventories of RMB998 and RMB1,080 included in “Prepaid expenses and other assets” in the consolidated balance sheets, respectively.

Allowance for credit losses

Accounts receivable, other receivables, loans receivable and amounts due from related parties are stated at their historical carrying amount net of write-offs and an allowance for credit losses. The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC326”). The Group continuously monitors collections from its borrowers based on various factors, including aging, historical collection data, specific collection issues that have been identified, borrower concentration, general economic conditions and other factors surrounding the credit risk of specific borrowers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined it is probable that the balance will not be collected. The movement of the provision for credit loss is as follows:

	Accounts receivable	Other receivables	Loans receivable (Note 3)	Amounts due from related parties (Note 10)	Total
	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	1,446,022	29,934	575,884	198,055	2,249,895
Provision for credit losses	748	8,716	13,642	997	24,103
Reversals	(12,011)	(90)	(1,000)	(437)	(13,538)
Write-offs	—	—	(202,900)	—	(202,900)
Foreign currency translation adjustment	65	666	884	—	1,615
Balance at December 31, 2024	1,434,824	39,226	386,510	198,615	2,059,175
Provision for credit losses	151	2,093	964	—	3,208
Reversals	(850)	(2)	—	(2,625)	(3,477)
Write-offs	(795)	(17,319)	—	—	(18,114)
Foreign currency translation adjustment	(97)	(428)	(1,636)	—	(2,161)
Balance at December 31, 2025	1,433,233	23,570	385,838	195,990	2,038,631

Investments

The Group’s investments consist of equity securities without readily determinable fair values, equity method investments, held-to-maturity and available-for-sale investments.

a.	Equity securities without readily determinable fair value

For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not common stocks or in-substance common stocks, as these equity securities do not have readily determinable fair value, the Group measure these equity securities investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All dividends received from investments accounted for under the measurement alternative are recognized in the consolidated statements of operations as dividend income from investments in the period in which the right to receive such dividends is established, which is generally the declaration date.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operations.

b.	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Moreover, for investment of limited partnerships, ASC 323-30-S99-1 requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” In accordance with ASC 323, the Group subsequently adjusts the carrying amount of its investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment.

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

c.	Held-to-maturity

The balance of held-to-maturity securities are recorded at amortized cost. Securities for which management has the intent and ability to hold until maturity are classified as held-to-maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level yield basis (amortized cost).

The allowance for credit losses of the held-to-maturity securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments.

d.	Available-for-sale investments

For investments determined to be debt securities, the Group accounts for it as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. The available-for-sale investments are carried at their fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss) in the consolidated statement of comprehensive income (loss).

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income or loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholders’ equity.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASC Topic 350, the Group first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

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

Based on the Group’s impairment assessment, the Group fully impaired the goodwill in the amount of RMB24,809 in the year ended December 31, 2023.

Intangible assets

Intangible assets consist of purchased license assets, which are recorded at cost less accumulated amortization and impairment. Amortization is provided on a straight-line basis over the estimated useful lives which are 5 to 20 years.

Property, equipment and software, net

Property, equipment and software consists of computer and transmission equipment, furniture and office equipment, office buildings, software, and leasehold improvements, which are recorded at cost less accumulated depreciation, amortization and impairment. The net residual value of property, equipment and software is nil to 5%. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and electronic equipment	3 years
Furniture and office equipment	4-5 years
Office building	10-20 years
Software	5-10 years
Leasehold improvements	Over the shorter of the remaining lease term or estimated useful life

Property, equipment and software with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which are determined based on contractual or legal rights, expected technological obsolescence, and the Group's historical experience with similar assets. The Group reviews the estimated useful lives of its property, equipment and software each year. The estimated useful lives are reassessed when events or changes in circumstances indicate that the original estimates may no longer be appropriate, such as significant changes in the technological, market or business environment, changes in the expected use of the assets, or the earlier-than-expected obsolescence of the assets. Changes in estimated useful lives are accounted for prospectively as a change in accounting estimate in accordance with ASC 250.

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support expenses for the operation of the insurance brokerage business.

Sales and marketing expenses

Sales and marketing expenses consists primarily of staff costs and various marketing expenses, including those related to user acquisition.

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

Government subsidy income

The Group receives government grants and subsidies in the PRC from various local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statements of operations in the period the cash was received. The government grants received by the Group were RMB407, RMB311 and RMB130 for the years ended December 31, 2023, 2024 and 2025, respectively.

Leases

The Group leases certain office premises in different cities in the PRC and overseas under operating leases. In accordance with FASB ASC Topic 842, the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement date. The Group measures its lease liabilities based on the present value of the total lease payments to be paid discounted based on the more readily determinable rate implicit in the lease or the Groups incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of corporate debt of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding present value of lease payments adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available for use by the Group. The Group’s leases have remaining lease terms of up to 0.58 years. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

The Group elects to apply the short-term lease measurement and recognition exemption for contracts with lease terms of 12 months or less therefore the short-term leases are not recorded on the Group’s consolidated balance sheet.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operation and comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025.

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

Diluted net income per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group has share options which could potentially dilute basic net income per ordinary share in the future. The dilutive effect of outstanding share-based awards is reflected in the diluted net (loss) income per share by application of the treasury stock method or if converted method. When the Group has a loss, the dilutive effect of these securities is not included as they would be anti-dilutive.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is the chief executive officer. The Group has three reportable segments: E-commerce services, technology Empowerment service and Wealth Management services.

Foreign currency translation

The Group’s reporting currency is RMB. The functional currency of the Group’s entities in Hong Kong is Hong Kong dollars. The functional currency of the Group’s other overseas entities is US dollars. The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”).

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

Assets and liabilities are translated from each entity’s functional currency to the reporting currency using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity.

Convenience translation

Translations of amounts from RMB into US$ are presented solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931 on December 31, 2025, representing the exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into the US$ at such rate, or at any other rate.

Significant risks and uncertainties

i)	Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB171,101 and RMB325,431, which were denominated in RMB at December 31, 2024 and 2025, respectively, representing 45.10% and 74.89% of the cash and cash equivalents at December 31, 2024 and 2025, respectively. As of December 31, 2025, 74.89%, 8.41%, and 16.70% of the Group’s total cash and cash equivalents held were in RMB, USD, and HKD and other foreign currencies, respectively.

ii)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, other receivable, loans receivable, amount due from related party, and long-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, the majority of the Group’s cash and cash equivalents, restricted cash and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit ratings for issuer, product risk rating and low historical default rate and holding period. As of December 31, 2024 and 2025, the majority of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. As of December 31, 2025, according to the Deposit Insurance Regulation in different areas, RMB12,363 was insured and RMB310,467 was not insured in mainland China with the policy of RMB500 insured by each banking financial institution, RMB4,792 was insured and RMB103,070 was not insured in HK, with the policy of HKD800 insured by each banking financial institution, RMB872 was insured and nil was not insured in America with the policy of $250,000 insured by each banking financial institution, RMB2,963 was not insured in Southeast Asia with the policy of nil insured. Accounts receivables are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group made loans to third-party companies under loan agreements and is exposed to credit risk in the case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal balance plus accrued interest on the balance sheets dates. As of December 31, 2024 and 2025, there was RMB6,964 and nil of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records a provision for credit losses based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor. Refer to Note 2 Details of the VIE for concentrations in the geographic areas.

The following tables summarized the customer with greater than 10% of the total revenue and account receivables:

	For the Year Ended December 31,
Percentage of the total revenue	2023	2024	2025
Customer A	30%	*	*
Customer B	16%	*	*
Customer C	*	16%	21%

Percentage of the Accounts receivable	December 31, 2024	December 31, 2025
Customer A	18%	10%
Customer C	33%	17%

*	The percentage was below 10% for the period

iii)	Fair value risk

The assets of the Group that are measured at fair value include investment in marketable securities and available-for-sale investment. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented. When the management’s assessment indicates that an impairment exists, the Group writes down the investment to its fair value. The assets measured at fair value by this group were RMB2,018,058 and RMB2,862,917 at December 31,2024 and 2025, respectively, representing 49% and 67% of the total assets as of December 31, 2024 and 2025 respectively.

iv)	Legal risk

From time to time, the Group are subject to legal proceedings in relation to the operation of our business and legacy business. We may be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our results of operations, financial condition, cash flows and reputation. Please refer to Note 19-commitments and contingencies for further details.

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

Recent accounting pronouncements adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. The new guidance is required to be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this update effective January 1, 2024 and there is no material effect on the financial statements. Please refer to Note 14 for further details.

In December 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU’s guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group has adopted this ASU 2023-09 from January 1, 2025 on a prospective basis, and the adoption did not have a material impact on its consolidated financial statements but resulted in certain additional disclosures as required by ASU.

Recently issued accounting pronouncements not yet adopted

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

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326)”. This amendment provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company adopted this update effective January 1, 2026 and there is no material effect on the financial statements.

3. LOANS RECEIVABLE, NET

	December 31,	December 31,
	2024	2025
Loans receivable	393,474	385,838
Less: allowance for credit losses	(386,510)	(385,838)
Total	6,964	—

In 2025, the group had no new loan agreements with the third parties. The allowance for credit losses was recorded as the loans receivable was deemed uncollectible due to the absence of recovery based on the management evaluations.

The following table sets forth the aging of loans as of December 31, 2024 and December 31, 2025:

	1 - 89 days past due	90 days or more past due	Total past due	Current	Total loans
December 31, 2024	—	387,474	387,474	6,000	393,474
December 31, 2025	—	385,838	385,838	—	385,838

4. PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2024	2025
Inventory	998	1,080
Advances to suppliers	1,372	1,583
Prepaid taxes (i)	150,702	153,446
Prepaid service fees	10,323	13,606
Other	253	286
Less: impairment on advance to supplier and prepaid service fees	(4,546)	(4,546)
Total	159,102	165,455

(i)	Prepaid taxes were mainly the deductible VAT which can be deducted in the future.

5. FAIR VALUE OF ASSETS AND LIABILITIES

Assets and liabilities measured or disclosed at fair value on a recurring basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2024	Level 1	Level 2	Level 3	Fair Value
Assets	RMB	RMB	RMB	RMB
Available for sale investment (i)	—	—	62,031	62,031
Investment in marketable securities	759,173	1,186,414	10,440	1,956,027
Total Assets	759,173	1,186,414	72,471	2,018,058
December 31, 2025
Assets
Available for sale investment	—	—	15,290	15,290
Investment in marketable securities	1,274,197	1,573,430	—	2,847,627
Total Assets	1,274,197	1,573,430	15,290	2,862,917

(i)	Available for sale investment please refer to Note 6 for further details.

The Group retained an independent third-party valuation firm to perform valuations of assets classified as Level 3 within the fair value hierarchy for the years ended December 31, 2024 and 2025.

Assets and liabilities measured or disclosed at fair value on a non-recurring basis

For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the enterprise value to P/B multiples observed in the market, adjusted by the Company for a discount for lack of marketability, with impairment charges of RMB320,730 incurred and recorded in earnings for the year ended December 31, 2025. The Group’s non-financial assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired.

There were no transfers into and out of Level 3 fair value measurements during the year ended December 31, 2025.

6. INVESTMENTS

	Equity securities without readily	Equity	Held-to-	Available
	determinable	method	maturity	for sale
	fair value	investments	investment	investment	Total
	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	102,510	427,697	—	—	530,207
Additions (ii) (iii)	—	—	470,000	35,968	505,968
Disposal	—	—	(1,056)	—	(1,056)
Adjustment of interest on held-to-maturity investments	—	—	40,448	—	40,448
Accumulated other comprehensive income	—	—	—	(883)	(883)
Impact of accounting method changes	—	—	—	—	—
Share of income in equity method investments	—	19,280	—	—	19,280
Impairment charges	(28,983)	—	—	—	(28,983)
Foreign currency translation adjustment	752	1,711	—	—	2,463
Balance at December 31, 2023	74,279	448,688	509,392	35,085	1,067,444
Additions (ii) (iv)	—	—	100,000	25,548	125,548
Disposal	—	(24,946)	(333,710)	—	(358,656)
Adjustment of interest on held-to-maturity investments	—	—	11,713	—	11,713
Accumulated other comprehensive income	—	—	—	388	388
Impact of accounting method changes	—	—	—	—	—
Share of income in equity method investments	—	37,157	—	—	37,157
Impairment charges	(5,000)	—	—	—	(5,000)
Foreign currency translation adjustment	—	—	—	1,010	1,010
Balance at December 31, 2024	69,279	460,899	287,395	62,031	879,604
Additions	—	—	—	—	—
Disposal at maturity (ii) (iii) (iv)	—	—	(187,340)	(48,107)	(235,447)
Adjustment of interest on held-to-maturity investments	—	—	4,146	—	4,146
Accumulated other comprehensive income (iv)	—	—	—	2,639	2,639
Impact of accounting method changes (i)	439,213	(439,213)	—	—	—
Share of income in equity method investments	—	(3,271)	—	—	(3,271)
Impairment charges (i)	(330,008)	(794)	—	—	(330,802)
Foreign currency translation adjustment	—	—	—	(1,273)	(1,273)
Balance at December 31, 2025	178,484	17,621	104,201	15,290	315,596

(i)	In 2019, the Group invested 24.47% equity interest in Hubei Consumption for a total consideration of RMB361,100. As the Group can no longer exercise its significant influence over the investee due to reduction in voting right, the Group discontinued the equity method accounting and recorded the investment under alternative measurement at the beginning of 2025. In addition, due to the ongoing operating challenges and evolving rules and regulations faced by the consumer finance industry of Hubei Consumption operates in, the Group recorded an impairment of RMB320,730 for the year ended December 31, 2025.

(ii)	In 2023, the Group purchased a certificate of deposit at RMB470,000 as a held-to-maturity investment. This held-to-maturity investment is measured at amortized cost and the interest adjustment amount is RMB39,392. In 2024, the Group purchased a certificate of deposit at RMB100,000 as a held-to-maturity investment. This held-to-maturity investment is measured at amortized cost and the interest adjustment amount is RMB17,395 for the years ended December 31, 2024. In 2025, the certificate of deposit with aggregate principal RMB170,000 matured. The remaining held-to-maturity investment is measured at amortized cost and the interest adjustment amount is RMB4,201 as of December 31, 2025.

(iii)	In 2023, the Group purchased HSBC HOLDINGS PLC BOND (“HSBC Bond”) for RMB35,968, which has a stated maturity within two years and the Group accounts for this investment as available for sale investments. As of December 31, 2024, the fair value is RMB37,126. In March 2025, the Company redeemed the HSBC Bond in the amount of RMB36,495 when it matured. The unrealized gain for this investment was nil, RMB147 and nil for the year ended December 31, 2023, 2024 and 2025, respectively. The realized gain for this investment was nil, nil and RMB671 for the year ended December 31, 2023, 2024 and 2025.

(iv)	In 2024, the Group purchased Standard Chartered Bank linked US Treasury notes for RMB25,548, which has a stated maturity within two years. In 2025, RMB11,612 of Standard Chartered Bank linked US Treasury notes matured. As of December 31, 2025, the fair value of available-for-sale investments amounted to RMB15,290, with original cost of RMB14,176, unrealized gain of RMB1,339 and loss in foreign currency translation adjustment of RMB225. As of December 31, 2024, the fair value of available-for-sale investments amounted to RMB24,905, with original cost of RMB24,782, unrealized loss of RMB633 and gain in foreign currency translation adjustment of RMB756.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2024	2025
	RMB	RMB
Office building	51,142	51,142
Computer and electronic equipment	51,547	43,976
Furniture and office equipment	19,255	13,693
Leasehold improvements	6,035	4,228
Software	53,367	53,212
Total property and equipment	181,346	166,251
Accumulated depreciation and amortization	(105,287)	(101,254)
Accumulated impairment of software	(22,415)	(22,415)
Property, equipment and software, net	53,644	42,582

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2023, 2024 and 2025 were RMB11,952, RMB9,074 and RMB13,488, respectively. The increase in amortization expense and impairment loss for the year ended December 31, 2025 were primarily because the Group ceased to recognize revenue from post-origination and servicing service, which shortened the expected period of use and reduced the expected future economic benefits of certain technology-related software. The revision of estimated useful lives was accounted for as a change in accounting estimate on a prospective basis in accordance with ASC 250. As the affected software have been fully amortized or impaired, there is no impact on amortization expense in future periods.

8. INTANGIBLE ASSETS, NET

	December 31,	December 31,
	2024	2025
	RMB	RMB
Brokerage licenses	52,247	50,925
Trade Name	6,400	6,400
Technology	27,600	27,600
	86,247	84,925
Accumulated amortization	(43,913)	(44,226)
Accumulated impairment loss of intangible assets	(37,708)	(37,387)
Intangible assets, net	4,626	3,312

The amortization periods range from 5 years to 20 years. Amortization expenses on intangible assets for the years ended December 31, 2023, 2024 and 2025 were RMB5,637, RMB4,144 and RMB1,121, respectively. Impairment loss of intangible assets for the years ended December 31, 2023, 2024 and 2025 were nil, RMB20,488 and nil, respectively. The Group expects to record amortization expense related to intangible assets of RMB1,104 for each of the next three years.

9. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2024	2025
	RMB	RMB
Accrued advertising and marketing fees	18,297	16,713
Payables related to service fees	52,258	45,184
Receipts in advance	1,342	10,543
The third-party loans (i)	—	22,746
Amounts due to customers for the segregated bank balances held on their behalf (ii)	57,166	100,628
Deposits	587	586
Other	1,817	2,019
Total accrued expenses and other current liabilities	131,467	198,419

(i)	This item represents loans borrowed from third party company with annual interest with annual interest rate from 4.39% to 4.64% and will expire on November 29, 2026.

(ii)	Amounts due to customers for the segregated bank balances held on their behalf were cash we received from investors under internet securities services for Hong Kong and U.S. stock markets for their investment in securities.

10. RELATED PARTY BALANCES AND TRANSACTIONS

Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to/by the Group:

Name of related parties	Relationship with the Group	Major transaction with the Group
Nanjing Lefang	Equity method investee	Borrower acquisition and referral services purchased by the Group, consulting service provided to Nanjing Lefang by the Group, and related party loan
Hainan Chenxi Investment Consulting Co., Ltd (“Hainan Chenxi”)	Investee with significant influence	Related party loan and referral services
Zhongzheng Jinniu (Beijing) Investment Consulting Co., Ltd (“Zhongzheng Jinniu”)	Equity method investee	Related party loan
Beijing Lize Jiaxing Technology Co., LTD (“Lize Jiaxing”)	Equity method investee	Related party loan
Zhuhai Yuanxin Investment Partnership (“Zhuhai Yuanxin”)	Equity method investee	Related party loan
Shuimu Online (Beijing) Technology Co., Ltd(Shuimu Online)	Equity method investee	Related party loan and leasing service

Details of related party balances and transactions as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 are as follows:

(1)	Revenue from related parties

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Hainan Chenxi	229	4	—

(2)	Amounts due from related parties

	December 31,	December 31,
	2024	2025
	RMB	RMB
Zhongzheng Jinniu	58,005	58,005
Hainan Chenxi	92,360	90,695
Nanjing Lefang	43,100	42,290
Zhuhai Yuanxin	5,000	5,000
Lize Jiaxing	150	—
Subtotal	198,615	195,990
Impairment	(198,615)	(195,990)
Total	—	—

In 2025, there was no new business transactions between the Group and Zhongzheng Jinniu, Zhuhai Yuanxin. Hainan Chenxi, Nanjing Lefang, and Lize Jiaxin repaid RMB1,665, RMB810, and RMB150, respectively.

(3)	Amounts due to related parties

	December 31, 2024	December 31, 2025
	RMB	RMB
Shuimu online	1,402	1,492
Nanjing Lefang	4,620	4,620
Total	6,022	6,112

In 2025, Shuimu online provided leasing service to the Group in the amount of RMB90.

11. INCOME TAXES

9F Inc. is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gains.

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

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

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to a 25% statutory rate unless they are qualified for preferential income tax rate status in accordance with the EIT Law. Certain of the Group’s PRC subsidiaries and VIEs enjoy a preferential income tax rate of 15% under the EIT Law. A “high and new technology enterprise” is entitled to a favorable income tax rate of 15% and such qualification is reassessed by the relevant governmental authorities every three years. Shenzhen Fuben Network Technology Co., Ltd (“Fuben”), was qualified as a “high and new technology enterprise” from December 2021 to December 2024 and is entitled to a preferential income tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. Shenzhen Xinchaoneng Digital Information Technology Co., Ltd (“Xinchaoneng”) was qualified as a “high and new technology enterprise” from December 2021 to December 2024 and is entitled to a preferential income tax rate of 15% for the years ended December 31, 2021, 2022 and 2023.

For the above-mentioned preferential tax treatments that were expired, the group did not apply for preferential tax treatments again.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. Certain PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The Group’s subsidiary tax rate in Southeast Asia ranges from 20% to 22%.

The current and deferred components of the income tax expense which were substantially attributable to the Group’s PRC subsidiaries and VIEs and VIEs’ subsidiaries, are as follows:

	Year ended December 31,	Year ended December 31,
	2023	2024
	RMB	RMB
Current income tax expense	8,822	19,267
Deferred income tax benefit	(1,077)	(5,285)
Total	7,745	13,982

Year ended December 31,
2025
RMB
Current income tax expense
PRC	41,833
Hong Kong	979
Total current tax expense	42,812
Deferred income tax expense
PRC	3,130
Hong Kong	10,390
Total deferred tax expense	13,520
Total income tax expense
PRC	44,963
Hong Kong	11,369
Total income tax expense	56,332

Income before income tax expense is attributable to the following geographic locations:

	Year ended December 31, 2025
	RMB	USD
PRC	125,392	17,931
Hong Kong	80,789	11,553
Others	17,540	2,508
Total	223,721	31,992

The reconciliation of income tax expense at statutory tax rate to income tax expense recognized is as follows:

	Year ended December 31,	Year ended December 31,
	2023	2024
	RMB	RMB
(Loss) income before income tax expenses	(132,604)	64,138
Statutory tax rate in the PRC	25%	25%
Income tax (benefit) expense at statutory tax rate	(33,151)	16,035
Non-recognized income	(4,760)	(15,033)
Change in valuation allowance	113,255	46,450
Adjustment on current income tax of the prior periods	1,739	432
Effect of tax holiday and preferential tax rates	(5,039)	(4,120)
Tax loss carryforwards	(46,469)	(25,921)
Share-based compensation expenses	(17,985)	769
Effect of different tax rates of entities operating in other jurisdictions	155	(4,630)
Income tax expense	7,745	13,982

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, the reconciliation of taxes at the PRC statutory income tax rate to our provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows:

	Year ended December 31, 2025
	RMB	%
Income before income tax expenses	223,721	100.0%
Statutory tax rate in the PRC	25%	25.0%
Income tax expense at statutory tax rate	55,930	25.0%
Domestic tax effects
Non-taxable income	(175)	(0.1)%
Change in valuation allowance	(84,960)	(38.0)%
Changes in tax rates	24,525	11.0%
Preferential tax rates	(3,037)	(1.4)%
Expired NOL	77,289	34.5%
Other	31	—
Other jurisdictions’ tax effects
Hong Kong
Statutory tax rate difference between Hong Kong and PRC	(6,867)	(3.1)%
Other	(2,019)	(0.9)%
Cayman
Statutory tax rate difference between Cayman and PRC	(9,555)	(4.3)%
BVI
Statutory tax rate difference between BVI and PRC	5,164	2.3%
Other foreign jurisdictions
Other	6	—
Income tax expense	56,332	25.0%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was RMB51,725 from PRC subsidiaries.

The aggregate amount and per ordinary share effect of the tax holiday are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rates	5,039	4,120	3,037
The aggregate effect of the above on basic and fully diluted net (loss) income per ordinary share: Basic and diluted	0.02	0.02	0.01

The tax effects of temporary differences that gave rise to the deferred tax balances are as follows:

	December 31,	December 31,
	2024	2025
Deferred tax assets	RMB	RMB
Allowance for credit losses	511,165	512,352
Net operating loss carry forwards	406,811	306,129
Impairment of investments	—	82,579
Accelerated depreciation of property, equipment and software	—	939
Less: valuation allowance	(917,976)	(832,377)
Total deferred tax assets, net	—	69,622
Deferred tax liabilities
Unrealized gain of investment in marketable securities	—	83,359
Intangible asset from acquisition	763	546
Total deferred tax liabilities	763	83,905
Net off against deferred tax assets	—	(69,622)
Net deferred tax liabilities	763	14,283

The movements in the valuation allowance are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Balance at beginning of year	964,426	917,976
Additions	5,528	53,404
Reversal	(51,978)	(139,003)
Balance at end of year	917,976	832,377

According to PRC tax regulations, the PRC enterprise’s net operating loss can be generally carried forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future.

Total net operating losses carryforwards of the Group’s subsidiaries in PRC is RMB1,259,325 as of December 31, 2025. As of December 31, 2025, the net operating loss carryforwards from PRC will expire in calendar years 2026 through 2032, if not utilized. The net operating loss carryforwards of the Group’s subsidiaries in Hong Kong is RMB2,878 as of December 31, 2025, which can be carried forward without an expiration date.

The Group considers positive and negative evidence to determine whether some portion or all of the net deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, the Group has considered the Group’s history of losses and the uncertainty regarding the future profitability and concluded that it is more likely than not that the Group will not generate future taxable income to utilize the deferred tax assets. Accordingly, as of December 31, 2024 and 2025, a full valuation allowance of RMB917,976 and RMB832,377 has been established respectively.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions. For the years ended December 31, 2023, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is for a period of three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2025, the Group is subject to examination of the PRC tax authorities.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”), are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2024 and 2025.

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

During the years ended December 31, 2023, 2024 and 2025, the Group did not grant or issue any shares.

The activity in share options is set out below:

	Number of	Weighted Average Exercise	Weighted Average Grant-date
	Options	Price	Fair Value
		RMB	RMB
Outstanding as of December 31, 2023	8,263,019	17.83	28.39
Granted	—	—	—
Exercised	—	—	—
Forfeited	(54,800)	24.11	44.75
Outstanding as of December 31, 2024	8,208,219	17.73	28.28
Granted	—	—	—
Exercised	—	—	—
Forfeited	(8,700)	24.09	41.65
Outstanding as of December 31, 2025	8,199,519	17.72	28.26
Vested and expected to vest as of December 31, 2025	8,199,519	17.72	28.26

The following table summarizes information with respect to share options outstanding as of December 31, 2025:

	Options Outstanding		Options Exercisable
	Number	Weighted Average Remaining Contractual	Number	Weighted Average Remaining Contractual
Exercise Price	Outstanding	Life	Outstanding	Life
RMB
0.00	33,000	0.50	33,000	0.50
0.06	442,521	0.36	442,521	0.36
6.74	500,000	1.22	350,000	1.22
7.78	466,000	0.50	466,000	0.50
14.32	178,900	0.50	178,900	0.50
14.72	2,433,000	0.50	2,433,000	0.50
24.06	599,700	0.50	599,700	0.50
24.11	3,546,398	0.47	3,546,398	0.47
	8,199,519	0.52	8,049,519	0.51

A summary of share-based compensation recognized related to share options granted and ordinary shares issued is as follows:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
	RMB	RMB	RMB
General and administrative expenses (i)	(72,133)	(959)	54

(i)	In compliance with ASC 718 Compensation – Stock Compensation, the Company recognized RMB54 SBC expenses in the year ended December 31, 2025, including the reversal of RMB320.

As of December 31, 2023, 2024 and 2025, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB6,895, RMB505 and RMB71, respectively. As of December 31, 2025, such cost was expected to be recognized over a weighted average period of 0.2 years.

13. ORDINARY SHARES

The Group’s Amended and Restated Memorandum of Association authorizes the Group to issue 4,600,000,000 ordinary shares with a par value of approximately US$0.00001 per share. As of December 31, 2024 and December 31, 2025, the Group had a total of 235,466,660 Class A and B ordinary shares issued and outstanding.

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

In 2022, the Company issued 4,142,985 Class A ordinary shares to Company management upon exercise of incentive awards. The Company did not issue any shares in 2023, 2024 and 2025.

Class A ordinary shares—The Company is authorized to issue 4,600,000,000 Class A ordinary shares with a par value of $0.00001 per share. As of December 31, 2024, and 2025, there were 174,304,260 Class A ordinary shares outstanding.

Class B ordinary shares—The Company is authorized to issue 200,000,000 Class B ordinary shares with a par value of $0.00001 per share. As of December 31, 2024, and 2025, there were 61,162,400 Class B ordinary shares outstanding.

Others—The Company is authorized to issue an additional 200,000,000 shares of such class or classes (however designated) as the board of directors may determine with a par value of $0.00001 per share. As of December 31, 2024, and 2025, no shares were authorized, issued or outstanding.

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

The Company’s operations are organized into segments, consisting of E-commerce services, technology Empowerment service and Wealth Management services. Segment information is presented after elimination of inter-segment transactions and revenues, cost of goods sold, origination and servicing and operating expenses are directly attributable, or are allocated, to each segment. The CODM measures the performance of each segment based on metrics of revenues and net income (loss) and uses these results to evaluate the performance of, and to allocate resources to each of the segments. The tables below provide a summary of the Group’s segment operating results for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the year ended December 31, 2025
	E-commerce services	Technology empowerment services	Wealth management services	Unallocated items(i)	Consolidated
	RMB	RMB	RMB	RMB	RMB
Total revenues	134,308	117,698	37,874	—	289,880
Operating costs and expenses:
Cost of goods sold	25,287	—	—	—	25,287
Sales and marketing	4,469	7,398	524	—	12,391
Origination and servicing	—	26,284	33,492	—	59,776
General and administrative	24,474	29,749	42,778	84,355	181,356
Total operating costs and expenses	54,230	63,431	76,794	84,355	278,810
Operating income (loss)	80,078	54,267	(38,920)	(84,355)	11,070
Total other income, net	5,632	15,412	107,900	83,707	212,651
Income (loss) before income taxes	85,710	69,679	68,980	(648)	223,721
Income taxes	19,755	12,099	11,369	13,109	56,332
Net income (loss)	65,955	57,580	57,611	(13,757)	167,389
Less: net (loss) income attributable to non-controlling interests	—	(987)	200	(25)	(812)
Net income (loss) attributable to 9F, Inc.	65,955	58,567	57,411	(13,732)	168,201

	For the year ended December 31, 2024
	E-commerce services	Technology empowerment services	Wealth management services	Unallocated items(i)	Consolidated
	RMB	RMB	RMB	RMB	RMB
Total revenues	124,973	143,648	41,353	—	309,974
Operating costs and expenses:
Cost of goods sold	29,751	—	—	—	29,751
Sales and marketing	5,916	7,626	547	—	14,089
Origination and servicing	—	47,331	30,766	—	78,097
General and administrative	36,640	32,302	42,376	111,610	222,928
Total operating costs and expenses	72,307	87,259	73,689	111,610	344,865
Operating income (loss)	52,666	56,389	(32,336)	(111,610)	(34,891)
Total other income (loss), net	1,011	(20,288)	(4,697)	123,004	99,030
Income (loss) before income taxes	53,677	36,101	(37,033)	11,394	64,139
Income taxes	12,223	1,775	(1,857)	1,841	13,982
Net income (loss)	41,454	34,326	(35,176)	9,553	50,157
Less: net (loss) income attributable to non-controlling interests	—	—	(6)	179	173
Net income (loss) attributable to 9F, Inc.	41,454	34,326	(35,170)	9,374	49,984

	For the year ended December 31, 2023
	E-commerce services	Technology empowerment services	Wealth management services	Unallocated items(i)	Consolidated
	RMB	RMB	RMB	RMB	RMB
Total revenues	142,628	247,770	22,051	—	412,449
Operating costs and expenses:
Cost of goods sold	61,654	—	—	—	61,654
Sales and marketing	9,146	13,257	4,766	632	27,801
Origination and servicing	—	42,699	10,826	—	53,525
General and administrative	43,343	118,950	109,386	(1,389)	270,290
Total operating costs and expenses	114,143	174,906	124,978	(757)	413,270
Operating income (loss)	28,485	72,864	(102,927)	757	(821)
Total other income (loss), net	2,171	4,320	83,326	(221,600)	(131,783)
Income (loss) before income taxes	30,656	77,184	(19,601)	(220,843)	(132,604)
Income taxes	7,424	(609)	(372)	1,302	7,745
Net income (loss)	23,232	77,793	(19,229)	(222,145)	(140,349)
Less: net income (loss) attributable to non-controlling interests	—	—	18	(177)	(159)
Net income (loss) attributable to 9F, Inc.	23,232	77,793	(19,247)	(221,968)	(140,190)

(i)	Unallocated items primarily relate to certain costs incurred for corporate functions and other miscellaneous items that are not allocated to individual segments.

15. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contributions for such employee benefits were RMB27,109, RMB20,535 and RMB16,785 for the years ended December 31, 2023, 2024 and 2025, respectively.

16. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to a statutory reserve, which is appropriated from net profits as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. The Group recognized appropriations to statutory reserves of nil, RMB5,047 and RMB5,622 for the years ended December 31, 2023, 2024 and 2025, respectively.

Appropriations to an enterprise expansion reserve and a staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2023, 2024 and 2025.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs and their subsidiaries. As of December 31, 2025, the aggregate amounts of paid-in capital, capital reserves and statutory reserves that represented the amount of net assets of the relevant entities in the Group not available for distribution amounted to approximately RMB1,164,620.

17. EARNINGS PER SHARE

Basic net income attributable to the Company’s ordinary shareholders is based on the weighted average shares outstanding during the relevant period. Diluted net income attributable to the Company’s ordinary shareholders is based on the weighted average common shares outstanding during the relevant period adjusted for the dilutive effect of unexercised share options outstanding. For the year ended 2023, no share options were included in the diluted loss per share as they would be anti-dilutive.

The following table presents a reconciliation of basic and diluted earnings (loss) per share:

	For the years ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net (loss) income attributable to the Company’s ordinary shareholders	(140,190)	49,984	168,201
Weighted average shares Outstanding - Basic	235,499,660	235,499,660	235,499,660
Dilutive securities -Unexercised share options	—	404,607	428,671
Weighted average shares outstanding – fully diluted	235,499,660	235,904,267	235,928,331
(Loss) earnings per share - Basic	(0.60)	0.21	0.71
(Loss) earnings per share – fully diluted	(0.60)	0.21	0.71
(Loss) earnings per ADS (1 ADS equals 20 Class A ordinary shares) – Basic	(11.91)	4.24	14.28
(Loss) earnings per ADS (1 ADS equals 20 Class A ordinary shares) – fully diluted	(11.91)	4.24	14.26

18. LEASES

The Group leases certain office premises to support its core business system under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2025, the Group had no long-term leases that were classified as a financing lease. There were no renewal options in these lease contracts. As of December 31, 2025, the Group did not have additional operating leases that have not yet commenced.

	For the year ended December 31, 2024	For the year ended December 31, 2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	8,734	8,442
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	3,696	—
Weighted average remaining lease term
Operating leases	1.41	0.37
Weighted average discount rate
Operating leases	4.13%	4.21%
Short-term lease cost	2,701	223

As of December 31, 2025, the maturity of operating lease liabilities are as follows:

The years ended December 31,	RMB
2026	1,153
2027	—
2028	—
Subtotal	1,153
Less imputed interest	8
Total	1,145

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2023, 2024 and 2025, total rental expense for all operating leases amounted to RMB17,597, RMB9,634 and RMB8,275, respectively.

19. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to legal and administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending proceeding, except for the legal proceedings disclosed below, or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition as of the issuance date of the consolidated financial statements.

Legal proceedings

In 2019, we partnered with PICC Property and Casualty Company Limited Guangdong Branch (“PICC”) under our direct lending program, for which PICC provided credit insurance to the institutional funding partners. Our cooperation with PICC on new loans under direct lending program was terminated in December 2019. In November 2019, PICC stopped paying the service fees to us that had been agreed in the cooperation agreement between us and PICC. PICC further disputed with us regarding payments of the service fees under the cooperation agreement. In May 2020, we commenced a legal proceeding against PICC by submitting a complaint with a local court in Beijing for contract non-performance under the cooperation agreement. We, together with our legal counsel of the case, determined that PICC had breached its contractual obligation under the cooperation agreement for not paying service fees that were due to us under our direct lending program. We are seeking payments of approximately RMB2.3 billion from PICC to cover the outstanding service fees and related late payment losses. After our legal action was filed against PICC, PICC filed a civil lawsuit against us at a local court in Guangzhou claiming that the second amendment under the cooperation agreement is invalid, and therefore PICC is not obligated to pay any outstanding service fees and that a portion of the service fees paid to us under the cooperation agreement plus accrued interest should be refunded to PICC. The court proceedings in Beijing and Guangzhou were later consolidated. Although the hearing process has been completed, under applicable legal procedures, the court may schedule additional hearings, which could further delay resolution of the matter and increase related costs and uncertainty. If we do not prevail in these lawsuits completely or in part, or fail to reach a favorable settlement with PICC, our results of operations, financial condition, liquidity and prospects would be materially and adversely affected.

The Group is vigorously asserting its rights against PICC and will defend itself against any claims brought against the Group by PICC in the legal proceeding. Currently, the consolidated court proceeding has concluded with the ruling pending.

From time to time, we are subject to legal proceedings in relation to the operation of our business and legacy business. Starting from 2023, each of Jiufu Puhui and Jiufu Shuke has been named as a co-defendant, in their respective capacity as the operator of an online lending information intermediary platform offering online wealth management products to investors, by loan investors in a large number of small claims initiated in local courts in China in relation to our legacy business. Most of those claims are still in early stage of court procedures and it is not possible to ascertain the outcomes of those legal proceedings. We are vigorously assert our rights in those proceedings and will continue to do so. In July 2023, the Supreme People’s Court of the PRC issued a civil judgment regarding one of those claims, concluding there had been no intention to form a private lending contract or establish a guarantee relationship between that certain loan investor and Jiufu Puhui under our legacy business. The Supreme People’s Court of the PRC further found in the judgment that Jiufu Puhui, as the operator of an online lending information intermediary platform, shall not be responsible for loan repayment to that certain loan investor. However, as of the date of this annual report, a moderate aggregate amount was awarded in favor of loan investors in some of the remaining legal proceedings. Such amount was initially paid by us, and we have subsequently recovered the full amount from a third party with whom we collaborated pursuant to our agreement in connection with the handling of outstanding loans relating to our legacy business. In relation to such legal proceedings, certain assets of the Group, in an aggregate amount of approximately RMB231.0 million, were subject to judicial freezing orders as of March 31, 2026.

Beginning in September 2020, we and certain of our current and former officers, directors and others were named as defendants in various putative securities class actions captioned In re 9F Inc Securities Litigation, Index No. 654654/2020 (Supreme Court of the State of New York County of New York, Amended Complaint filed Dec. 7, 2020), or the State Court Action, and Holland v. 9F Inc. et al. No, 2:21-cv-00948 (United States District Court for the District of New Jersey), or the Federal Court Action, Both actions allege that defendants made misstatements and omissions in connection with our public offering and disclosures in violation of the federal securities laws. On March 6, 2023, the State Court Action was dismissed without prejudice and plaintiffs were allowed to replead. On April 5, 2023, a second amended complaint was filed in the State Court Action. Briefing on the motion to dismiss the second amended complaint was completed on July 28, 2023. On March 14, 2024, the Court dismissed the State Court Action with prejudice. Plaintiffs filed a notice of appeal on April 11, 2024. On January 30, 2025, the Supreme Court of the State of New York, Appellate Division, First Department unanimously affirmed the lower court’s decision, which granted defendants’ motion to dismiss the second amended complaint. On February 28, 2025, Plaintiffs filed a motion for reargument and leave to appeal to Court of Appeals. We filed a response to the motion on March 24, 2025, and Plaintiffs filed a reply on March 28, 2025. On May 29, 2025, the Appellate Division denied the motion. The State Court Action is over.

On November 29, 2022, the Federal Court Action was dismissed without prejudice and plaintiffs were allowed to replead. Briefing on the motion to dismiss the second amended complaint was completed in May 2023. On February 22, 2024, the Court granted plaintiffs’ request to further amend the complaint, and a revised second amended complaint was filed on the same day. Briefing on the motion to dismiss the revised second amended complaint was completed on March 25, 2024. On December 12, 2024, the Federal Court Action was partially dismissed without prejudice. On December 23, 2024, a third amended complaint was filed in the Federal Court Action. We filed our motion to dismiss the third amended complaint on February 12, 2025, and briefing is ongoing. Briefing on the motion to dismiss the third amended complaint was completed on April 11, 2025. In November 2025, the Court issued an order and referred the case back to the Magistrate Court. A settlement conference was held before the Magistrate Judge on April 2, 2026. On April 8, 2026, the District Court issued an order administratively terminating the entire action pending consummation of the settlement.

20. SUBSEQUENT EVENTS

The Group has reviewed its subsequent events through the issuance date of the consolidated financial statements, no material subsequent events have occurred that require recognition in or disclosure to the consolidated financial statements.

9F INC.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Cash and cash equivalents	222,236	5,495	786
Amounts due from subsidiaries and VIEs	1,446,536	1,880,383	268,891
Other receivables	4,916	—	—
Investments in subsidiaries and VIEs	2,127,412	2,020,241	288,891
Total assets	3,801,100	3,906,119	558,568
Liabilities:
Accrued expenses and other liabilities	199,323	194,254	27,779
Total liabilities	199,323	194,254	27,779
Shareholders’ Equity:
Class A ordinary shares (US$0.00001 par value; 4,600,000,000 shares authorized, 174,304,260 shares issued and outstanding as of December 31, 2024 and 2025)	1	1	—
Class B ordinary shares (US$0.00001 par value; 200,000,000 shares authorized; 61,162,400 shares issued and outstanding as of December 31, 2024 and 2025)	1	1	—
Additional paid-in capital	5,712,976	5,713,030	816,952
Accumulated Deficit	(2,311,064)	(2,142,863)	(306,425)
Accumulated other comprehensive income	199,863	141,696	20,262
Total shareholders’ equity	3,601,777	3,711,865	530,789
Total liabilities and shareholders’ equity	3,801,100	3,906,119	558,568

9F INC.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS
(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	Year ended December 31, 2025
	RMB	RMB	RMB	US$
Equity in (loss) income of subsidiaries and VIEs	(184,091)	60,237	143,837	20,568
Operating costs and expenses	25,212	(33,909)	(22,637)	(3,237)
Interest income	18,689	23,656	47,001	6,721
Net (loss) income	(140,190)	49,984	168,201	24,052

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net (loss) income	(140,190)	49,984	168,201	24,052
Other comprehensive income
Foreign currency translation adjustments	74,021	34,854	(58,167)	(8,318)
Comprehensive (loss) Income	(66,169)	84,838	110,034	15,734

9F INC.

SCHEDULE 1 - CONDENSED STATEMENTS of CASH FLOW
(PARENT COMPANY ONLY)

(Amounts in thousands except for number of shares and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss) income	(140,190)	49,984	168,201	24,052
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Equity in earnings (loss) of subsidiaries and VIEs	184,091	(60,237)	(143,837)	(20,568)
Share-based compensation expense	(72,133)	(959)	54	8
Changes in operating assets and liabilities:
Other receivables	(8,586)	3,670	4,916	703
Accrued expenses and other liabilities	45,311	41,629	(5,070)	(725)
Amounts due from subsidiaries and VIEs	(48,780)	47,114	(433,847)	(62,039)
Net cash (used in) provided by operating activities	(40,287)	81,201	(409,583)	(58,569)
Cash Flows from Investing Activities:
Disposal of long-term investments	(2,765)	—	—	—
Purchase of marketable securities	—	(325,561)	(277,277)	(39,650)
Disposals of marketable securities	—	—	483,017	69,071
Net cash (used in) provided by investing activities	(2,765)	(325,561)	205,740	29,421
Cash Flows from Financing Activities:
Proceeds from exercise of share options	—	—	—	—
Net cash provided by financing activities	—	—	—	—
Effect of exchange rate changes	24,798	86,636	(12,898)	(1,845)
Net decrease in cash and cash equivalents	(18,254)	(157,724)	(216,741)	(30,993)
Cash and cash equivalents at beginning of year	398,214	379,960	222,236	31,779
Cash and cash equivalents at end of year	379,960	222,236	5,495	786

9F INC.

SCHEDULE 1— NOTES TO CONDENSED FINANCIAL
INFORMATION OF PARENT COMPANY
(PARENT COMPANY ONLY)

1.	Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.	The condensed financial information of 9F Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIEs and the VIEs subsidiaries.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Group. No dividends were paid by the Group’s subsidiaries and VIEs to the parent company in 2023, 2024 and 2025.

4.	As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Group, except for those which have been separately disclosed in the consolidated financial statements.